Z- 04047345

5-80089

OCT 14 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. __)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

PROCESSED
OCT 15 2004
THOMSON
FINANCIAL

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101 (b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

1- Lend Lease Corporation Limited
2- GPT Management Limited, as Responsible Entity for the General Property Trust
(Name of Subject Companies)

N/A
(Translation of Subject Company Name into English (if applicable))

Australia (for each)
(Jurisdiction of Subject Company Incorporation or Organization)

Lend Lease Corporation Limited
GPT Management Limited, as Responsible Entity for the General Property Trust
(Name of Person(s) Furnishing Form)

Lend Lease Ordinary Shares; General Property Trust Units
(Title of Class of Subject Securities)

Page 1 of 721 pages

Lend Lease Ordinary Shares - Q55368114
General Property Trust Units – Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Joseph Portela, Esq.
Bovis Lend Lease Holdings, Inc.
200 Park Avenue, 9th Floor,
New York, New York 100166
212-592-6709

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 15, 2004

(Date Exchange Offer Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

The information and documents furnished on this Form are not deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended.

Distributed to Lend Lease Corporation Limited Shareholders

Lend Lease Corporation Limited Notice of Meeting and Explanatory Memorandum dated October 15, 2004, together with the accompanying Lend Lease Corporation Limited Overview of the Off-Market Buy-Back dated October 15, 2004

Distributed to General Property Trust Unitholders

General Property Trust Notice of Meeting and Explanatory Memorandum dated October 15, 2004

Item 2. ***Informational Legends***

See the inside cover of the Lend Lease Explanatory Memorandum, page 3 of the Lend Lease Overview of the Off-Market Buy-Back and the inside cover of the General Property Trust Explanatory Memorandum referred to above in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not Applicable

PART III – CONSENT TO SERVICE OF PROCESS

Each of Lend Lease Corporation Limited and GPT Management Limited is submitting a consent to service of process on Form F-X simultaneously with the furnishing to the Securities and Exchange Commission of this Form CB.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2004

LEND LEASE CORPORATION LIMITED

By: ______________________
Name: Philip Crewes
Title: Company Secretary and General Counsel

Date: October 11, 2004

GPT MANAGEMENT LIMITED, AS RESPONSIBLE ENTITY FOR GENERAL PROPERTY TRUST

By: ______________________
Name: James Coyne
Title: Company Secretary and General Counsel

Lend Lease

NOTICE OF MEETING AND EXPLANATORY MEMORANDUM

IN RELATION TO A PROPOSAL TO STAPLE THE SHARES OF LEND LEASE CORPORATION LIMITED TO THE UNITS OF GENERAL PROPERTY TRUST

This booklet is important and requires your immediate attention. You should read all of the document. If you are in any doubt as to what you should do, you should consult your investment, financial, taxation or other professional adviser.

IMPORTANT NOTICES

What is this document?
This document (the **Explanatory Memorandum**) provides shareholders of Lend Lease Corporation Limited (ACN 000 226 228) (**Lend Lease**) with details of the proposed merger of Lend Lease with General Property Trust (ARSN 090 110 357) (**GPT**) by way of stapling of Lend Lease Shares to GPT Units (the **Merger**) to form the "Lend Lease Group" (the **Merged Group**). It also sets out details of the assets and liabilities, financial position, performance, distributions and prospects of the Merged Group and the rights and liabilities attaching to the stapled securities in the Merged Group (**Stapled Securities**).

This Explanatory Memorandum also includes a notice of meeting convening a shareholders meeting to consider the Share Scheme. This meeting will be held concurrently with the Annual General Meeting at Wesley Conference Centre, 220 Pitt Street, Sydney, New South Wales on 17 November 2004 at 10:00am. The notices of meeting for the Annual General Meeting and the Scheme Meeting together set out the resolutions to be considered and, if thought fit, passed by Lend Lease Shareholders to give effect to the Merger.

This Explanatory Memorandum also contains:
- an investigating accountant's report by KPMG on pro forma historical information (see section 4);
- an investigating accountant's report by KPMG Transaction Services (Australia) Pty Limited (**KPMG Transaction Services**) on forecast financial information (see section 4);
- an independent expert's report prepared by Ernst & Young Transaction Advisory Services Limited (**Ernst & Young Transaction Advisory Services**) (see section 5); and
- a tax report by Greenwoods & Freehills Pty Limited (see section 6).

This Explanatory Memorandum is dated 15 October 2004.

Other key documents
Together with this Explanatory Memorandum, you should have also received a separate document titled "Overview of the Off-Market Buy-Back" (the **Buy-Back Overview**). The Buy-Back Overview contains important information to assist Lend Lease Shareholders in deciding whether to approve the Off-Market Buy-Back.

No investment advice
The information outlined in this Explanatory Memorandum does not constitute financial product advice and has been prepared without reference to your particular investment objectives, financial situation, taxation position and particular needs. It is important that you read the Explanatory Memorandum in its entirety before making any investment decision and any decision on how to vote on the Merger. If you are in any doubt in relation to these matters, you should consult your investment, financial, taxation or other professional adviser.

In particular, in considering the prospects of the Merged Group, it is important that you consider the risk factors identified in section 3.17 that could affect the financial performance of the Merged Group and the other information contained in this Explanatory Memorandum in light of your own particular circumstances. Past performance is no indication of future performance. If you are in any doubt in relation to these matters, you should consult your investment, financial, taxation or other professional adviser.

Regulatory information
This Explanatory Memorandum (including the insert headed "Explanatory Memorandum – Market price information update") together with the Buy-Back Overview constitute the explanatory statement for the Share Scheme for the purposes of section 411(2) of the Corporations Act. Draft copies of these documents were provided to the Australian Securities and Investments Commission (**ASIC**) on 21 September 2004 in accordance with sections 218 and 411(2) of the Corporations Act. ASIC has been requested to provide a statement in accordance with section 411(17)(b) of the Corporations Act that ASIC has no objection to the Share Scheme. If ASIC provides that statement, it will be produced to the Court at the time of the Court hearing to approve the Share Scheme.

This Explanatory Memorandum (including the insert headed "Explanatory Memorandum – Market price information update") is also a product disclosure statement issued by GPT Management Limited (ABN 94 000 335 473) (**GPT Management**) under Part 7.9 of the Corporations Act. The product disclosure statement is dated 15 October 2004 and was lodged with ASIC on that date. GPT Management is the responsible entity of GPT. This product disclosure statement relates to financial products comprising GPT Units.

Neither ASIC nor any of its officers takes any responsibility for the contents of this Explanatory Memorandum or the Buy-Back Overview (the **Merger Documents**).

Copies of the Merger Documents have also been provided to Australian Stock Exchange Limited (**ASX**). Neither the ASX nor any of its officers takes any responsibility for the contents of the Merger Documents.

Defined terms
Capitalised terms used in this Explanatory Memorandum are defined in the Glossary of Terms in section 13. The Glossary of Terms also sets out some rules of interpretation which apply to this Explanatory Memorandum.

Forward looking statements
The Merger Documents include forward looking statements based on Lend Lease's and GPT Management's current expectations about future events including pro forma forecast statements of financial performance for the year ending 30 June 2005. The prospective information is, however, subject to risks, uncertainties and assumptions that could cause actual results to differ materially from the expectations described in such prospective information. Factors which may affect future financial performance include those risks identified in section 3.17, the assumptions not proving correct and other matters not currently known to, or considered material by, Lend Lease and GPT Management.

Statements of intent in relation to future events (including in relation to events targeted to occur in financial years ending 30 June 2006 and 30 June 2007) should not be taken to be a forecast or prediction that those events will occur. Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement and deviations are both normal and to be expected. None of Lend Lease, GPT Management, their respective officers, or any person named in the Merger Documents or involved in the preparation of the Merger Documents makes any representation or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement. Accordingly, you are cautioned not to place undue reliance on those statements.

The forward looking statements in the Merger Documents reflect views held by Lend Lease or GPT Management (as applicable) only as at the date of the Merger Documents.

Responsibility statement
The information concerning Lend Lease and the intentions, views and opinions of Lend Lease and its directors contained in each Merger Document (the **Lend Lease Information**) has been prepared by Lend Lease and its directors and is the responsibility of Lend Lease. GPT Management and its directors and officers do not assume any responsibility for the accuracy or completeness of the Lend Lease Information.

The information concerning GPT (including the information contained in section 9) and the intentions, views and opinions of GPT Management and its directors contained in each Merger Document (the **GPT Information**) has been prepared by GPT Management and its directors and is the responsibility of GPT Management. Lend Lease and its directors and officers do not assume any responsibility for the accuracy or completeness of the GPT Information.

The information concerning the Merged Group has been prepared jointly by Lend Lease and GPT Management based on information each entity has provided to the other.

KPMG has prepared the investigating accountant's report on pro forma historical information (as set out in section 4) and takes responsibility for that report.

KPMG Transaction Services has prepared the investigating accountant's report on forecast financial information (as set out in section 4) and takes responsibility for that report.

Ernst & Young Transaction Advisory Services has prepared the independent expert's report (as set out in section 5) and takes responsibility for that report.

Greenwoods & Freehills Pty Limited has prepared the Tax Report (as set out in section 6) and takes responsibility for that report.

United States securities law disclaimer
The Merger involves an exchange under the US Securities Act of 1933, as amended (the **Securities Act**) of Lend Lease Shares for Stapled Securities that are comprised of Lend Lease Shares and units in GPT which is a non-US entity. The proposed Merger and the issue of Stapled Securities are subject to Australian disclosure requirements, which are different from those of the United States of America (**US**). Financial statements included in the Merger Documents have been prepared in accordance with Australian Accounting Standards and Australian generally accepted accounting principles (**GAAP**), which may not be comparable to the financial statements of a US company. For Lend Lease Shareholders resident in the US, there are significant differences between Australian GAAP and US GAAP and these differences might be material. The financial information included in the Merger Documents was prepared with a view towards compliance with Australian practice and not US Securities and Exchange Commission (**SEC**) guidelines and rules. Further information for Lend Lease Shareholders resident in the US about these matters is set out in section 11.5.

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, as Lend Lease and GPT Management are located in Australia, and some or all of their respective officers and directors may be residents of countries other than the US. You may not be able to sue Lend Lease or GPT Management or their respective officers or directors in a non-US court for violations of the US securities laws. It may be difficult to compel Lend Lease and GPT Management and their affiliates to subject themselves to a US court's judgement. You should be aware that Lend Lease may repurchase Lend Lease Shares and subscribe for GPT Units through other transactions which are described in the Merger Documents.

The Stapled Securities have not been registered under the Securities Act, or any applicable US state securities laws. Such securities may not be offered or sold in the US unless such securities have been registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available.

Notice to Lend Lease Shareholders in jurisdictions other than Australia
The Merger Documents are subject to Australian disclosure requirements. The financial information has been prepared in accordance with Australian GAAP and is presented in an abbreviated form and does not contain all the disclosures that are usually provided in an annual report prepared in accordance with the Corporations Act. Australian disclosure requirements and Australian GAAP may be different from those applicable in other jurisdictions. Lend Lease Shareholders who are subject to taxation outside Australia should consult their tax adviser as to the applicable tax consequences of the Merger.

The Merger Documents do not in any way constitute an offer of securities in any place in which, or to any person to whom, it would not be lawful to make such an offer. Important information for Lend Lease Shareholders resident in jurisdictions other than Australia is set out in section 11. In particular, Lend Lease Shareholders resident in the United Kingdom (**UK**), Singapore and Hong Kong should read the additional information set out in sections 11.2, 11.3 and 11.4 respectively.

Privacy
Lend Lease and GPT Management may collect personal information in the process of implementing the Merger. Such information may include the name contact details and security holdings of Lend Lease Shareholders and the name of persons appointed by those persons to act as a proxy, corporate representative or attorney at the meetings to be held to give effect to the Merger. The primary purpose of the collection of personal information is to assist Lend Lease and GPT Management to conduct these meetings and implement the Merger. Personal information of the type described above may be disclosed to the share and unit registries of Lend Lease and GPT respectively, print and mail service providers, authorised securities brokers, related bodies corporate of Lend Lease, and the Sale Bank and their related bodies corporate. Lend Lease Shareholders have certain rights to access personal information that has been collected. Lend Lease Shareholders should contact Lend Lease's share registry in the first instance, if they wish to access their personal information. Lend Lease Shareholders who appoint a named person to act as their proxy, corporate representative or attorney should ensure that they inform that person of these matters.

MERGER HIGHLIGHTS

Your directors unanimously recommend you approve the Merger to obtain the following benefits:

FINANCIAL BENEFITS

- ☑ Increase in distributions and dividends
- ☑ Increase in net asset backing
- ☑ Significant cost savings and synergies
- ☑ Efficient capital structure and lower cost of capital
- ☑ Improved ASX index weighting

STRATEGIC BENEFITS

- ☑ Combination that further enhances market leading positions
- ☑ Secures Lend Lease's relationship with GPT
- ☑ Increase scale, enhancing opportunity to achieve long term growth
- ☑ Enhanced risk/return profile
- ☑ Creates an Australian based property group with an international business platform

You should read this Explanatory Memorandum carefully. Refer to the Key Shareholder Actions and Shareholder Choices summaries for the key actions and choices for Lend Lease Shareholders. Section 1.4 sets out the reasons for the Merger and potential disadvantages.

CONTENTS OF THIS EXPLANATORY MEMORANDUM

CHAIRMAN'S LETTER

15 October 2004

Dear Lend Lease Shareholder

On 6 August 2004, Lend Lease and General Property Trust announced that they had agreed terms under which Lend Lease Directors and GPT Independent Directors recommend the merger of Lend Lease and GPT. The combined group will be known as the Lend Lease Group and is expected to be the second largest listed property group in Australia and a top 20 ASX entity.

The Merger will be implemented through a stapling of Lend Lease Shares and GPT Units such that each Stapled Security will comprise one existing Lend Lease Share "stapled" to a GPT Unit consolidated from up to 3.8 existing GPT Units.

The proposal represents the culmination of the work that your directors and the Lend Lease management team have undertaken during the past 18 months to refocus the business and create value for shareholders.

GPT was established by Lend Lease in 1971 and, under its management has become one of the largest diversified listed property trusts in Australia. GPT has more than $8 billion in total assets, including a portfolio of high quality retail, office, hotel and tourism, and industrial assets.

Compelling Opportunity

Your directors believe there is a compelling strategic rationale for a merger of Lend Lease and GPT.

GPT has an outstanding Australian diversified property portfolio that provides both a stable and consistent earnings platform and scale to leverage new opportunities. Lend Lease is a leading Australian and international property company with strong businesses in retail property management, development and ownership, urban community development, construction services and wholesale funds management.

This combination provides Lend Lease Shareholders with an appropriate mix of scale, leading market positions, earnings stability and an Australian and international growth platform. It would be very difficult for Lend Lease to achieve this scale and business profile on a stand alone basis in the short term.

Substantial Benefits for Shareholders

Lend Lease Shareholders should enjoy substantial benefits from the Merger:

Financial Benefits	Strategic Benefits
– Increase in distributions and dividends	– Combination that further enhances market leading positions
– Increase in net asset backing	– Secures Lend Lease's relationship with GPT
– Significant cost savings and synergies	– Increase scale, enhancing opportunity to achieve long term growth
– Efficient capital structure and lower cost of capital	– Enhanced risk/return profile
– Improved ASX index weighting	– Creates an Australian based property group with an international business platform

The Merged Group will be well placed to benefit from:

- consolidation and development opportunities in the retail property sector in Australia and selected overseas locations;
- investor demand for property investment in Australia and increasingly overseas;
- the growth of master-planned urban communities in Australia and selected overseas locations; and
- increased levels of construction activity in key international markets, including growth in Private Finance Initiatives in the United Kingdom.

In addition to the benefits noted above, Lend Lease Shareholders should also consider the potential disadvantages of the Merger, which include a possible reduction in short term earnings growth and adverse tax consequences. The potential disadvantages of the Merger are described in more detail in section 1.4.3.

However, your directors believe the lower risk profile of GPT's balanced portfolio, plus the expected access to and lower cost of capital as a result of the Merger, outweigh any potential reduction in short term earnings growth and provide the potential to enhance longer term earnings.

Merger Dividends

As part of the Merger, Lend Lease Shareholders will receive the Merger Dividends of 56.2 cents per share comprising a special fully franked dividend of 23.8 cents per share and an unfranked dividend in respect of the estimated profit before goodwill amortisation and Merger costs for the period from 1 July 2004 to 30 November 2004 of 32.4 cents per share.

Your Vote is Important

A meeting of Lend Lease Shareholders has been convened to be held concurrently with the Annual General Meeting at Wesley Conference Centre, 220 Pitt Street, Sydney, New South Wales on 17 November 2004 at 10:00am to seek your approval of the Merger.

You are encouraged to attend the shareholders meeting and to vote in favour of the Merger. You may also vote by returning the Proxy Form enclosed with this Explanatory Memorandum to the address indicated on the form. Proxy Forms must be received by 10:00am (Sydney time) on 15 November 2004.

Lend Lease Shareholders have four options in relation to how they participate in the Merger, each of which has different tax consequences. It is important that you seek your own tax advice before making a selection. It is important that you read the Tax Report included in section 6 of this Explanatory Memorandum.

Off-Market Buy-Back

Lend Lease intends to offer Lend Lease Shareholders the opportunity to sell their Lend Lease Shares into an Off-Market Buy-Back up to a total value of $388 million in conjunction with the Merger. Approval will be sought from Lend Lease Shareholders for the Off-Market Buy-Back at the Annual General Meeting.

Lend Lease will only proceed with the Off-Market Buy-Back if its directors believe the Off-Market Buy-Back is reasonable as to price and is in the best interests of Stapled Security holders.

Recommended by the Board of Directors

In conclusion, your directors have worked to deliver a Merger which we believe is compelling and in the best interests of Lend Lease Shareholders.

The Lend Lease Directors unanimously support the Merger for the reasons outlined in this letter and in section 1. In addition, Ernst & Young Transaction Advisory Services Limited, the independent expert, has determined that the proposed Merger is in the best interest of Lend Lease Shareholders as a whole. Section 5 sets out in full the independent expert's report, including a list of reasons for the independent expert's opinion and the advantages and disadvantages of the Merger proposal.

If you have any questions concerning the proposed Merger, please phone the Lend Lease Merger Information Line, in Australia 1300 302 138, internationally +61 2 9240 7468, operating from 9:00am to 5:00pm (Sydney time) Monday to Friday. Further information about the Merger is available on the Lend Lease website at **www.lendlease.com.au**.

Yours sincerely

David Crawford
Chairman

KEY SHAREHOLDER ACTIONS

Read the merger documents in full

You should read this Explanatory Memorandum and the Buy-Back Overview in full. These documents contain important information about the Merger proposal and the Merged Group, and will assist you in assessing the proposal and deciding whether to take any of the actions outlined below.

It is important that you consider the information disclosed in light of your own particular circumstances. You should consider consulting your investment, financial, taxation or other professional adviser before taking any action.

If you have any questions about your Lend Lease Shares or any matter contained in these documents, please contact the Lend Lease Merger Information Line on 1300 302 138 (in Australia) or + 61 2 9240 7468 (if overseas) between 9:00am and 5:00pm (Sydney time) Monday to Friday, or visit Lend Lease's website at www.lendlease.com.au.

Vote on the resolutions

It is important that you vote on each of the LLC Implementation Resolutions to be considered at the Scheme Meeting and the Annual General Meeting to be held on 17 November 2004 at 10:00am at the Wesley Conference Centre, 220 Pitt Street, Sydney, New South Wales. The Merger will not proceed unless the LLC Implementation Resolutions are passed by the required majorities. Information explaining the LLC Implementation Resolutions is set out at section 8. The Off-Market Buy-Back will not proceed unless the Buy-Back Resolution is passed by the required majority and the directors believe the buy-back is reasonable as to price and in the best interests of Stapled Security holders. Information explaining the Off-Market Buy-Back is set out in the Buy-Back Overview.

Directors' recommendation

The Lend Lease Directors have determined that the Merger is in the best interests of Lend Lease Shareholders and unanimously recommend that you vote in favour of the LLC Implementation Resolutions to give effect to the Merger.

In addition, Ernst & Young Transaction Advisory Services, the independent expert engaged by Lend Lease to consider the Merger, has concluded that the proposed Merger is in the best interest of Lend Lease Shareholders as a whole.

Your vote is important

Remember that if you are unable to attend the Annual General Meeting and Scheme Meeting, you may appoint a proxy to vote your Lend Lease Shares on your behalf. If you wish to appoint a proxy, you need to complete the Proxy Form enclosed with this document and return it to the address indicated on the form so it is received by no later than 10:00am (Sydney time) on 15 November 2004.

SHAREHOLDER CHOICES

If the Merger proceeds, Lend Lease Shareholders can choose any of the following options or a combination of them. It is important that you read the Tax Report and consult your own tax adviser before making a selection:

1. PARTICIPATE IN THE MERGER AND RECEIVE MERGER DIVIDENDS

Shareholders will hold one Stapled Security for every one of their Eligible Shares

+

A special fully franked dividend of 23.8 cents per share*

+

An additional pre-Merger unfranked dividend of 32.4 cents per share*

(* The Merger Dividends will be paid on each Lend Lease Share you hold on the Dividend Entitlement Date)

What Do You Need To Do?
This is the default position so you will automatically receive these things if the Merger proceeds and you do not choose one of the other options.

Where Can You Find Out More?
See section 7.1 for more information.

2. SELL FOR CASH THROUGH THE CASH SALE FACILITY^

Shareholders will receive proceeds from the sale of one Stapled Security for every one of their Eligible Shares

+

A special fully franked dividend of 23.8 cents per share*

+

An additional pre-Merger unfranked dividend of 32.4 cents per share*

(* The Merger Dividends will be paid on each Lend Lease Share you hold on the Dividend Entitlement Date)

What Do You Need To Do?
Complete the "Cash Sale Alternative" section of the election form for the Sale and Exchange Facility and return it to ASX Perpetual in the enclosed envelope before 5:00pm 15 November 2004.

Where Can You Find Out More?
See sections 1.9 and 12 for more information.

^ If you are an Excluded Foreign Shareholder you will automatically participate in the Cash Sale Facility for all of your Eligible Shares. Other Lend Lease Shareholders may elect to participate in the Cash Sale Facility.

3. SELL FOR STAPLED SECURITIES THROUGH THE EXCHANGE SALE FACILITY^

Shareholders will receive one Stapled Security for every one of their Eligible Shares

+

A special fully franked dividend of 23.8 cents per share*

+

An additional pre-Merger unfranked dividend of 32.4 cents per share*

(* The Merger Dividends will be paid on each Lend Lease Share you hold on the Dividend Entitlement Date)

What Do You Need To Do? Complete the "Exchange by Sale Alternative" section of the election form for the Sale and Exchange Facility and return it to ASX Perpetual in the enclosed envelope before 5:00pm 15 November 2004.

Where Can You Find Out More? See sections 1.9 and 12 for more information.

^ **IMPORTANT**: *Failing to choose this option for Eligible Shares acquired before 20 September 1985 or for Eligible Shares acquired on or after that date with a cost base exceeding the likely value of the Stapled Securities may result in adverse tax consequences. Choosing this option for Eligible Shares acquired on or after 20 September 1985 (particularly with a cost base below the likely value of the Stapled Securities) may result in adverse tax consequences. Excluded Foreign Shareholders and Lend Lease Shareholders resident in the US are not eligible to participate in the Exchange Sale Facility.*

4. TENDER YOUR SHARES FOR SALE IN THE OFF-MARKET BUY-BACK^

Shareholders will receive a cash amount for each of their tendered Lend Lease Shares which are bought back*

(* The cash amount you receive for each share bought back will be the "Buy-Back Price" which will be the price set by Lend Lease under the terms of the Off-Market Buy-Back. You will receive the Buy-Back Price including where that price is greater than the price you tender. However, if you tender any shares at prices above the Buy-Back Price they will not be bought back. The majority of the cash amount you receive for shares bought back will be treated as an unfranked dividend for tax purposes)

+

A special fully franked dividend of 23.8 cents for each share bought back*

+

An additional pre-Merger unfranked dividend of 32.4 cents for each share bought back*

(* The Merger Dividends will be paid on each Lend Lease Share you hold on the Dividend Entitlement Date)

What Do You Need To Do? Read the Off-Market Buy-Back Booklet (which will be sent to eligible shareholders shortly) and then complete the Buy-Back Election Form attached to that booklet and return it to ASX Perpetual before 5:00pm 30 November 2004.

Where Can You Find Out More? See section 1.9, the enclosed Buy-Back Overview and the Off-Market Buy-Back Booklet for more information.

^ *The Off-Market Buy-Back is subject to shareholder approval and the Merger proceeding. You will only be able to participate in the Off-Market Buy-Back for the Lend Lease Shares you hold on the Buy-Back Record Date. There is no guarantee that all (or any) of your Lend Lease Shares tendered into the Off-Market Buy-Back will be bought back. Lend Lease will only proceed with the Off-Market Buy-Back if the Lend Lease Directors believe that the Off-Market Buy-Back is reasonable as to price and in the best interests of Stapled Security holders. Lend Lease Shareholders will receive the Stapled Securities and Merger Dividends described in the "Participate in the Merger and receive Merger Dividends" option above for each of their Eligible Shares which are not bought back in the Off-Market Buy-Back. If you do not want to hold Stapled Securities, you should also nominate all your Eligible Shares, including those you wish to sell in the Off-Market Buy-Back, for sale in the Cash Sale Facility. If you do this, any of your Eligible Shares which are not bought back under the Off-Market Buy-Back will automatically participate in the Cash Sale Facility and be sold under that facility. Excluded Foreign Shareholders are not eligible to participate in the Off-Market Buy-Back. The Buy-Back Overview specifies this in greater detail.*

If you do not choose one of the options above and the Merger proceeds, you will receive the merger consideration referred to in the "Participate in the Merger and receive Merger Dividends" option.

You may select a combination of the options referred to above (provided however that the total number of shares you elect to participate in these options does not exceed the total number of Eligible Shares you hold). However, please note that if you do not wish to hold any Stapled Securities, you should avail yourself of the Cash Sale Facility alone or together with the Off-Market Buy-Back or sell your Lend Lease Shares on the ASX prior to the close of trading on the last day of trading in Lend Lease Shares (expected to be 6 December 2004). Please read the notes in option 4 above on combining the Cash Sale Facility with the Off-Market Buy-Back.

If the Merger does not proceed, there will be no change to your shareholding and you will not receive the Merger Dividends.

IMPORTANT DATES

Time and Date – 2004	Event
26 October	Buy-Back Record Date – record date for determining entitlements of Lend Lease Shareholders to participate in the Off-Market Buy-Back
1 November	Off-Market Buy-Back Booklet sent to eligible Lend Lease Shareholders
10:00am, 15 November	Closing date and time for receipt of completed proxy forms for Scheme Meeting and Annual General Meeting
5:00pm, 15 November	Closing date and time for lodgment of Election Forms for the Sale and Exchange Facility
7:00pm, 15 November	Date and time for determining eligibility to vote at the Scheme Meeting and Annual General Meeting
10:00am, 17 November	Meeting of Lend Lease Shareholders held to approve the Merger proposal, and the Lend Lease Annual General Meeting
2:30pm, 17 November	Meeting of GPT Unitholders held to approve the Merger proposal
26 November	Second Court Date – date on which the Court considers approval of the Share Scheme Last day for Lend Lease Shares to trade with entitlement to participate in Merger Dividends
29 November	Effective Date – date on which the Share Scheme becomes binding First day for Lend Lease Shares to trade without entitlement to participate in Merger Dividends
7:00pm, 30 November	Off-Market Buy-Back closes
3 December	Dividend Entitlement Date – record date for determining entitlements to the Merger Dividends for Lend Lease Shareholders
6 December	Buy-Back Date – Off-Market Buy-Back applications processed, transfers registered and shares cancelled
6 December	Last day of trading in Lend Lease Shares on the ASX
7 December	Commencement of trading on the ASX of Stapled Securities on a deferred settlement basis
13 December	Stapling Record Date – record date for determining entitlements of Lend Lease Shareholders to Stapled Securities
17 December	Implementation of the Merger Merger Dividends paid Trading in Stapled Securities on deferred basis ends
20 December	Commencement of normal trading on ASX of Stapled Securities
22 December	Sale Bank transfers Stapled Securities to Lend Lease Shareholders participating in the Exchange Sale Facility
31 December	Last day for Sale Bank to pay the proceeds of the sale of Stapled Securities to Lend Lease Shareholders participating in the Cash Sale Facility

The important dates and times set out above are specific to Lend Lease. There are a number of additional important dates and times for GPT Unitholders. If you are a GPT Unitholder, you should consult the GPT Explanatory Memorandum.

All dates and times are indicative only. The actual times and dates will depend on many factors outside the control of Lend Lease, including the Court process for the Share Scheme and the grant of Judicial Advice to GPT Management, approval from the ASX and the satisfaction of conditions precedent to the implementation of the Merger.

Any changes to the above timetable will be notified on Lend Lease's website, www.lendlease.com.au and announced to the ASX.

All times are referenced to the time in Sydney, New South Wales except where stated otherwise.

ANSWERS TO KEY QUESTIONS

Question	Answer
What will be the name of the Merged Group?	The Merged Group will be called the Lend Lease Group. The ASX code will be LLG.
Why is Lend Lease proposing the Merger?	Lend Lease has proposed a merger with GPT to enhance the earnings and growth outlook for both entities, increase scale, gain greater access to opportunities for long term growth, secure the relationship between Lend Lease and GPT and add value for both sets of investors by combining GPT's high quality, diversified property portfolio with Lend Lease's businesses, including its investment assets, significant development pipeline and construction business. Lend Lease believes the Merged Group delivers a stable earnings base with a higher long term growth profile than either Lend Lease or GPT could achieve on their own. A more detailed overview of the reasons for the Merger is set out in section 1.4.
How will the Merger be effected?	The Merger will be effected by way of a shareholder scheme of arrangement and a unitholder trust scheme. General meetings will be held that require votes in favour of the Merger proposal by investors in Lend Lease and GPT, together with Court and other regulatory approvals. The Merger will be achieved by stapling Lend Lease Shares and GPT Units such that they trade as a single 'Stapled Security'.
What will Lend Lease Shareholders receive if the Merger is implemented?	On implementation of the Merger, Lend Lease Shareholders will hold one Stapled Security for each Lend Lease Share held on the Stapling Record Date. Lend Lease will also pay cash dividends to Lend Lease Shareholders totalling 56.2 cents for each Lend Lease Share held on the Dividend Entitlement Date, comprising: – a special fully franked dividend of 23.8 cents; and – an unfranked dividend of 32.4 cents. Each Stapled Security will comprise an existing Lend Lease Share "stapled" to a GPT Unit. Further information about what Lend Lease Shareholders will receive is set out in section 7.1.
What are the expected distributions from the Stapled Securities?	Lend Lease forecasts total distributions for the year ending 30 June 2005 assuming the Merger is implemented of 103.7 cents per Stapled Security, which includes the dividends paid as part of the Merger of 56.2 cents per share (23.8 cents of which is a special dividend) and forecast distributions from the Merged Group from 1 December 2004 to 30 June 2005 of 47.5 cents per Stapled Security. The pro forma forecasts for the Merged Group for the year ending 30 June 2005 implies annual Distributable Earnings of 83.2 cents per Stapled Security (assuming the special dividend of 23.8 cents per share is reinvested in Stapled Securities based on the GPT Cash-Out Option price of $3.48 and the Merger terms, or 81.4 cents if it is assumed the special dividend is not reinvested). Distributions per Stapled Security will comprise a dividend on the underlying Lend Lease Share (which is expected to be part franked from the year commencing 1 July 2005) and a distribution on the underlying GPT Unit (which is expected to be part tax deferred). Future distributions from the Merged Group will be paid quarterly, commencing with the March 2005 quarter, no later than two months after the end of each quarter. Please refer to section 3.14 for more information on forecast dividends and distributions.

Question	Answer
How will the Merged Group be structured after the Merger?	Lend Lease and GPT will continue to exist as separate legal entities and Lend Lease Shares and GPT Units will remain as separate legal assets. However, the stapling means among other things that Lend Lease Shares and GPT Units will trade as one security on the ASX and will not be able to be traded or dealt with separately. Following the Merger, Lend Lease and GPT will operate as a co-ordinated economic group. The Merged Group is expected to be Australia's second largest listed property group by market capitalisation with property assets of approximately $10 billion and a leading international, integrated property development, property wholesale funds management, and project management and construction business.
What do the Lend Lease Directors recommend Lend Lease Shareholders do?	The Lend Lease Directors have considered the benefits and potential disadvantages of the Merger and believe that the Merger is in the best interests of Lend Lease Shareholders. Lend Lease Directors unanimously recommend Lend Lease Shareholders vote in favour of the Merger.
What are the GPT Independent Directors recommending to GPT Unitholders?	The GPT Independent Directors have unanimously recommended that GPT Unitholders vote in favour of the Merger in the absence of a superior proposal.
What is the opinion of the independent expert?	Ernst & Young Transaction Advisory Services has prepared an independent expert's report for Lend Lease Shareholders. This report is set out in section 5. Ernst & Young Transaction Advisory Services has concluded the proposed Merger is in the best interest of Lend Lease Shareholders as a whole.
What are the tax implications?	An overview of the Australian tax consequences of the Merger for Lend Lease Shareholders is set out in the Tax Report from Greenwoods & Freehills Pty Limited in section 6. However, you should consult your own tax adviser for tax advice tailored to your own particular circumstances. Lend Lease Shareholders who are subject to taxation outside Australia should obtain their own advice as to the tax consequences of the Merger, which may be different to those applicable to Australian Lend Lease Shareholders.
What is the Off-Market Buy-Back?	Lend Lease is proposing to buy back up to $388 million of Lend Lease Shares under an off-market buy-back tender prior to implementation of the Merger. The terms of the Off-Market Buy-Back tender are described in the enclosed Buy-Back Overview. Lend Lease Shareholders (other than some foreign registered shareholders) will be able to participate in the Off-Market Buy-Back for all or some of their Lend Lease Shares that they hold on the Buy-Back Record Date. Under the Off-Market Buy-Back, eligible Lend Lease Shareholders will be able to tender participating shares at the prices and on the terms described in the Off-Market Buy-Back Booklet. Participation in the Off-Market Buy-Back may be unattractive for some Lend Lease Shareholders due to the classification of the majority of the proceeds as an unfranked dividend. You should consult your taxation, investment, financial or other professional adviser before deciding whether to participate in the Off-Market Buy-Back. In addition to the detail on the Off-Market Buy-Back provided in the enclosed Buy-Back Overview, further detail will be provided in the Off-Market Buy-Back Booklet (which is expected to be sent separately to eligible Lend Lease Shareholders on or around 1 November 2004).
What is the Sale and Exchange Facility?	You do not need to participate in the Sale and Exchange Facility to receive your Stapled Securities as this will happen automatically if the Merger proceeds and you hold Lend Lease Shares at the Stapling Record Date. However, the Sale and Exchange Facility is offered as an alternative for those Lend Lease Shareholders who prefer to sell some or all of their Lend Lease Shares for cash or to dispose of them in exchange for Stapled Securities. You may have personal taxation or investment reasons which make participation in the Sale and Exchange Facility desirable for you. You should carefully read section 12 and consult your investment, financial, taxation or other professional adviser before deciding whether or not to participate in the Sale and Exchange Facility.

Question	Answer
When will I receive my Stapled Securities?	You will hold your Stapled Securities from the Implementation Date and holding statements detailing your holding will be sent on or before the Implementation Date. At this stage, the Implementation Date is expected to be 17 December 2004, but this could change. The last day of trading in Lend Lease Shares separately on the ASX is expected to be 6 December 2004, with deferred settlement trading of Stapled Securities expected to commence at the start of trading on the ASX on 7 December 2004.
When will I receive my dividends and distributions?	Lend Lease will pay the Merger Dividends of 56.2 cents per share to eligible shareholders on or promptly after the Implementation Date. Thereafter, dividends and distributions to all Stapled Security holders will be paid quarterly commencing with the March 2005 quarter (see section 3.14).
What are the potential disadvantages of the Merger and risks of the Merged Group?	Potential disadvantages include changes in the earnings growth profile, changes in tax treatment and loss of tax losses as described in more detail in section 1.4.3. The Lend Lease Directors believe that the lower risk profile and lower cost of capital compared to Lend Lease on a stand alone basis outweigh the potential disadvantages. Potential risks that the Merged Group may face are discussed in section 3.17.
What if I am an Excluded Foreign Shareholder?	Only Lend Lease Shareholders who are residents of Australia, New Zealand, the US or Germany or who otherwise meet certain criteria, are eligible to receive Stapled Securities if the Merger proceeds. All other Lend Lease Shareholders who continue to hold Lend Lease Shares at the Stapling Record Date will automatically participate in the Cash Sale Facility for all their Lend Lease Shares. Under the Cash Sale Facility, your Lend Lease Shares will be sold (as Stapled Securities) by the Sale Bank following the Merger and the cash proceeds from the sale remitted to you. The Cash Sale Facility is further described in section 12.6. Further information for Excluded Foreign Shareholders is set out in section 11.
What happens if either the Share Scheme or the LLC Implementation Resolutions are not approved?	The Merger is subject to Lend Lease Shareholder and GPT Unitholder approvals. In addition, the Court must approve the Share Scheme and grant Judicial Advice for the GPT scheme. If these events do not occur (or if any other Merger Condition is not satisfied or waived), the Merger will not proceed and Lend Lease Shares and GPT Units will continue to be quoted separately on the ASX. Lend Lease Shareholders will retain their Lend Lease Shares and will not receive any GPT Units. Similarly, GPT Unitholders will retain their GPT Units and will not receive any Lend Lease Shares. If the Merger does not proceed, Lend Lease Shareholders will not be paid the Merger Dividends, Lend Lease will not undertake the Off-Market Buy-Back and the Sale and Exchange Facility will not be activated.
What other information is available?	This Explanatory Memorandum and the Buy-Back Overview contain information in relation to the proposed Merger. In addition, copies of various documents, including the Share Scheme, Merger Implementation Agreement, Stapling Deed, Lend Lease Deed Poll, GPT Deed Poll and summaries of the Lend Lease and GPT constitutions (as would apply immediately following the Merger) are contained in Annexures A to F of this Explanatory Memorandum.

If you have any further questions in relation to the Merger or you would like additional copies of this Explanatory Memorandum and the Buy-Back Overview, please contact the Lend Lease Merger Information Line on 1300 302 138 (in Australia) or + 61 2 9240 7468 (if overseas).

If you would like a copy of the materials provided to GPT Unitholders, please contact the GPT Unitholder information line on 1800 350 150 (within Australia) or + 61 2 9278 9045 (if overseas). You may also consult your investment, financial, taxation or other professional adviser.

The Lend Lease Merger Information Line will be available Monday to Friday between 9:00am and 5:00pm (Sydney time).

1. SUMMARY OF THE MERGER

1.1 Summary of the Merger terms

On 6 August 2004, Lend Lease and GPT announced their intention to merge Lend Lease and GPT. The Merger will be achieved through a stapling of existing Lend Lease Shares to GPT Units, after the existing GPT Units have undergone a consolidation to form a smaller number of Consolidated GPT Units. Lend Lease Shareholders and GPT Unitholders will also receive pre-Merger dividends or distributions as part of the agreed Merger terms.

The Merger terms are summarised below:

	Lend Lease Shareholders	GPT Unitholders
GPT Cash-Out Option for GPT Unitholders		
Fixed price per unit		$3.480
Special distribution per unit		$0.006
Distribution per unit for the period from 1 July to 30 November 2004		$0.096[1]
		$3.582
General terms applicable for Lend Lease and GPT		
Stapled Securities per existing share/unit	1.0	0.263 – 0.324
Cash dividends/distributions:		
– Special dividend/distributions	$0.238	$0.006 – $0.656
– Dividend/distributions for the period from 1 July to 30 November 2004	$0.324	$0.096[1]
– Total Merger dividends/distributions per existing share/unit	**$0.562**	**$0.102 – $0.752**

(1) Payable as 5.5 cents September quarter distribution on 22 November 2004 and the balance as distribution for the period from 1 October to 30 November 2004.

An aggregate of $1,311 million is being made available to GPT Unitholders. This will enable GPT Unitholders to redeem up to 30,000 GPT Units each for a fixed price of $3.48 per unit (the **GPT Cash-Out Option**). The balance of the $1,311 million available after redeeming all GPT Units for which elections to participate in the GPT Cash-Out Option are received will be used for a pro rata special distribution on all remaining GPT Units, which could be up to 65 cents per unit if no GPT Unitholders elect to cash out their GPT Units. To the extent the special distribution is lower than 65 cents per unit, there will be a corresponding adjustment to the number of Stapled Securities for each GPT Unit remaining after the cash-out.

Further details of what Lend Lease Shareholders and GPT Unitholders will receive under the Merger are in sections 7.1 and 7.2.

The Merger will not proceed unless a number of conditions precedent are satisfied, or where applicable, waived by Lend Lease and/or GPT Management. The conditions precedent to the Merger (the **Merger Conditions**) include Lend Lease Shareholder, GPT Unitholder and Court approvals. If these events do not occur (or if any other Merger Condition is not satisfied or waived), the Merger will not proceed. Further information about the Merger Conditions is set out in section 10.4.

The $1,311 million GPT Cash-Out Option and the Special Distribution will be funded by Lend Lease subscribing for GPT Units which will not participate in the stapling (**Unstapled Units**), as described in section 7.5.1. The rights of the Unstapled Units will be the same as all other GPT Units, except that under the Corporations Act those units cannot be stapled to Lend Lease Shares while held by Lend Lease or any of its subsidiaries. Lend Lease has stated it has no intention to transfer the Unstapled Units to third parties (other than wholly-owned subsidiaries of Lend Lease) and will not vote those units, except where legally necessary to give legal effect to a resolution required to be passed by Stapled Security holders. The Unstapled Units will form a separate class which is not quoted on the ASX. It is not possible to predict with absolute certainty the treatment of those units over the long term as business and regulatory conditions may change. For example, if the Merged Group proposes issuing Stapled Securities as part of a future capital raising, it may become possible to include the Unstapled Units together with new shares issued by Lend Lease as part of that new Stapled Security issue. However, any action related to the Unstapled Units, including transferring or voting them as Lend Lease does not intend to do, would require various regulatory clearances, would need to be carried out on an arm's length basis and would also require the directors of the Merged Group to form the view that such action was in the best interests of the Stapled Security holders. Further detail concerning the Unstapled Units is set out in section 7.5.1.

1.2 Overview of the Merged Group

If the Merger is implemented, the Merged Group is expected to become Australia's second largest listed property group by market capitalisation, owning property assets with a book value at 30 June 2004 of approximately $10 billion, and is expected be a top 20 ASX entity by market capitalisation.

The diagrams below illustrate the ownership structures of Lend Lease and GPT before and after the Merger. After the Merger is implemented, Lend Lease and GPT will operate as one economic group with common directors.

Before the Merger


Lend Lease Shareholders
100%
GTP Unitholders[1]
100%
Lend Lease
Responsible Entity[2]
General Property Trust

Lend Lease:

- Australia's second largest regional retail centre manager and the fifth largest shopping centre manager in the UK (by assets under management). Owns direct and indirect interests in retail assets valued at $2.1 billion in the UK, the US and Singapore.
- Australia's largest urban community developer with established urban community platforms in the UK and the US.
- Australia's third largest wholesale property funds manager.
- Top 12 international construction and project management company[3].

General Property Trust:

- Diversified listed property trust with an $8 billion property portfolio.
- Property portfolio spread across the retail, office, hotel/tourism, industrial /business park and masterplanned urban community sectors.
- All assets based in Australia.

(1) Lend Lease currently has a direct holding of 17.3 million (0.9%) GPT Units. Lend Lease intends to sell these units into the Cash Sale Facility or on-market after approval of the Merger. *Lend Lease also has a relevant interest in an additional 96.02 million (4.8%) GPT Units managed under contract on behalf of clients of* Resolution Capital Limited, a real estate securities business in which Lend Lease has a 50% equity interest. Lend Lease does not own these units, nor control the voting of these units. Lend Lease also has a relevant interest in 21.2 million (1.1%) GPT Units through the unit holding held by GPT Management as the responsible entity of GPT Split Trust.

(2) The responsible entity of GPT is GPT Management Limited, a wholly owned subsidiary of Lend Lease.

(3) Based on global construction revenue generated in 2003.

After the Merger[1]


Existing Lend Lease Shareholders
41%
Existing GPT Unitholders
59%
Merged Group

- The Merged Group is expected to become Australia's second largest listed property group by market capitalisation, owning property assets of approximately $10 billion, and is expected to be a top 20 ASX listed entity by market capitalisation.
- Extensive property operations, ranging from project design, development, project management and construction, through to asset management and ownership.
- 71% of consolidated pro forma forecast earnings for the year ending 30 June 2005 (after tax and before amortisation, interest and net corporate overheads) is expected to come from Investment Assets, with the remainder from real estate development, project management, construction and asset management.
- 75% of consolidated pro forma forecast earnings for the year ending 30 June 2005 (after tax and before amortisation, interest and net corporate overheads) is expected to be derived from Asia Pacific, but with significant international growth potential from existing international platforms.
- Top 12 international construction and project management company (on the basis of total revenue).

(1) Security holdings of existing Lend Lease Shareholders and existing GPT Unitholders in the Merged Group are calculated assuming that the $388 million Off-Market Buy-Back is completed in full and 32.3 million Lend Lease Shares are bought back at an illustrative price of $12 per Lend Lease Share. The total value *of Lend Lease Shares bought back under the Off-Market Buy-Back (if any) and the Buy-Back Price may differ from these values.*

1.3 Strategy for the Merged Group

The Merger will create a major property group with activities across three regions (see section 2 for further details). These activities include:

- retail property ownership, development and management;
- ownership, management and development of a diversified asset portfolio of office, hotel/tourism and industrial property assets;
- management of wholesale funds, including retail, office and industrial property assets;
- urban community development;
- project management and construction services; and
- Private Finance Initiatives (**PFIs**).

The Merged Group will use this platform to grow investor returns by targeting four key objectives:

- consolidation of the group's position in the Australian property market and realisation of the growth potential embedded in the existing businesses, market positions, asset portfolios, development pipeline and funds management activities;
- growth in wholesale funds management, by building on Lend Lease's established platform in Asia Pacific and UK wholesale funds;
- leveraging the Merged Group's regional retail centre development and master-planned urban community development skill bases to grow the offshore 'platforms' in the UK, the US and Singapore; and
- maintaining Bovis Lend Lease's position as a top 12 international construction and project management company and seeking to manage its risk profile whilst maintaining margins and delivering operating synergies for the Merged Group's internal development projects.

1.4 Advantages and disadvantages of the Merger

1.4.1 Potential financial benefits

Increase in distributions and dividends

The Merger is expected to result in a significant increase in forecast distributions and dividends to Lend Lease Shareholders.

Under the Merger, Lend Lease Shareholders will receive a special dividend of 23.8 cents per share (fully franked).

For the year ending 30 June 2005, Lend Lease is forecasting total distributions of 79.9 cents per equivalent Lend Lease Share comprising:

(a) a dividend of 32.4 cents per share in respect of the period from 1 July 2004 to 30 November 2004; and

(b) a distribution of 47.5 cents per equivalent Lend Lease Share for the period from 1 December 2004 to 30 June 2005.

The forecast distribution for the period from 1 December 2004 to 30 June 2005 is derived from a pro forma full year distribution (assuming the Merger had occurred on 1 July 2004) of 83.2 cents per equivalent Lend Lease Share assuming that the special dividend is reinvested in Stapled Securities based on the GPT Cash-Out Option price and the Merger terms (81.4 cents per Stapled Security assuming no reinvestment). This forecast pro forma distribution is based on a payout of 100% of the pro forma annual forecast net profit after tax and before goodwill amortisation, inter-entity eliminations, deferred tax on distributions on Unstapled Units and one off items, including Merger costs (**Distributable Earnings**).

The pro forma full year distribution (assuming reinvestment of the special dividend) represents an 89% increase on the actual dividends per Lend Lease Share for the year ended 30 June 2004, and is due to growth in business earnings and expected cost savings in connection with the Merger combined with an increase in the distribution payout ratio.

Distribution per Security[1]


100.0
80.0
60.0
40.0
20.0
0.0
Cents per Security
30.0
44.0
83.2
2003
2004
Pro Forma 2005

(1) Forecast pro forma distribution for the year ending 30 June 2005 of 83.2 cents per equivalent Lend Lease Share assumes the special dividend of 23.8 cents per Lend Lease Share is reinvested based on the GPT Cash-Out price of $3.48 and the Merger terms.

Increase in net asset backing

Assuming the Off-Market Buy-Back is completed in full, the Merger will increase net tangible assets (**NTA**) per equivalent Lend Lease Share, based on the consolidated pro forma statement of financial position for the Merged Group at 30 June 2004 as described in section 3.10, from $5.32 to $6.52.

Pro Forma NTA As at 30 June 2004


7.00
6.50
6.00
5.50
5.00
4.50
4.00
$ per equivalent share
5.32
6.52
Lend Lease Stand Alone
Lend Lease Group

Significant cost savings and synergies

Lend Lease is forecasting cost savings to be implemented in conjunction with the Merger of $60 million after tax per annum. The expected cost savings are outlined in section 3.5 and are derived from a more efficient organisational structure, the removal of duplicate processes, relocation of senior management from London to Sydney and other overhead savings.

Lend Lease expects to realise revenue synergies as a result of the Merger, particularly in the medium to longer term, but has not incorporated any such synergies into the financial forecasts in section 3. These revenue synergies are expected to include additional development opportunities, such as retail development in the UK and Singapore and urban community development in Australia, the UK and the US.

Efficient capital structure and lower cost of capital

The proposed Merger is expected to enhance the credit quality of Lend Lease and improve its access to debt and equity capital markets, leading to lower funding costs and provide an efficient cost of capital to fund investment in medium to longer term growth opportunities in its target markets.

At 30 June 2004, Lend Lease's gearing was a net cash position and Lend Lease's long term credit rating from Standard & Poor's was BBB. As at 30 June 2004, the Merged Group would have had gearing (net debt to total tangible assets excluding cash) of 29.8% (or 31.6% on a total debt to total tangible assets measure) based on the consolidated pro forma statement of financial position at that date. Standard & Poor's has indicated that it expects the long term rating for the Merged Group to be either A- or A. The Merged Group will consider seeking credit ratings from additional credit rating agencies following the Merger.

The Merged Group's weighted average cost of capital will largely depend on the cost of equity implied by the trading value of the Merged Group on the ASX. Lend Lease considers that the impact of the benefits of the Merger on the value of Stapled Securities together with the improved credit rating are likely to lead to a lower cost of capital for the Merged Group relative to Lend Lease's stand alone cost of capital.

Improved ASX index weighting

At 10 September 2004, Lend Lease had a market capitalisation of $4.5 billion and was the 41st largest entity by market capitalisation listed on the ASX. If the Merger proceeds, the Merged Group is expected to have a market capitalisation of approximately $10 billion (based on prices as at 10 September 2004) and be in the top 20 entities listed on the ASX. The Merged Group is expected to source the majority of its earnings (71% of forecast pro forma earnings after tax and before interest, amortisation and net corporate overheads for the year ending 30 June 2005) from Investment Assets[1]. On this basis, it is likely that the Merged Group will be included in the S&P/ASX 200 Property Trust Index (**LPT Index**). The Merged Group is expected to be Australia's second largest listed property group representing approximately 14% of the LPT Index, compared to GPT's current position at 11% based on index weightings as at 10 September 2004. The Merged Group's increased weighting in the LPT Index should increase demand for Stapled Securities from investors who seek to track performance of that index.

Independent expert opinion

Ernst & Young Transaction Advisory Services, the independent expert, has concluded that the Merger is in the best interest of Lend Lease Shareholders as a whole. As part of its assessment, Ernst & Young Transaction Advisory Services has concluded a post-Merger value per equivalent Lend Lease Share for the Merged Group of between $11.09 and $12.21 based on a yield of between 6.8% and 7.5% and pro forma distributions of 81.4 cents per security for the year ending 30 June 2005, which represents an increase of between 3.2% and 13.6% to the Lend Lease Share price of $10.75 on 24 May 2004, the day Lend Lease announced its initial proposal to merge with GPT. Ernst & Young Transaction Advisory Services' assessment of the equivalent post-Merger value of a Lend Lease Share is based on market conditions as at 20 May 2004. Ernst & Young Transaction Advisory Services notes that trailing yields, which underpin market prices for major listed property trusts (**LPTs**) in Australia, have strengthened from 20 May 2004 to 31 August 2004. Lend Lease Shareholders should refer to section 5 for the full independent expert's report.

1.4.2 Potential strategic benefits

Combination that further enhances market leading positions

GPT currently owns the largest externally managed diversified asset portfolio in Australia and the second largest investment property portfolio in the LPT Index. Lend Lease believes the GPT properties are of high quality relative to a number of other LPTs. GPT has $3.9 billion of retail assets, that includes the fourth largest portfolio of regional retail centres in Australia. The high quality of GPT's retail portfolio is reflected in the portfolio's weighted average capitalisation rate of 7.47% (at 30 June 2004). GPT's office portfolio comprises interests in 13 office assets located in the Sydney, Melbourne and Brisbane CBDs, of which 99% by value are Premium and A grade office buildings.

The Merger provides the opportunity for Lend Lease Shareholders to acquire in a single transaction an interest in a leading portfolio of property assets, built up by GPT under Lend Lease management over 33 years. Through the Merger, these assets will be combined with Lend Lease's strong market positions in Australian wholesale property funds management and urban community development, UK retail management, development and ownership and global construction.

1 "Investment Assets" are those property investment assets in which the Merged Group will have a direct or indirect investment and include the current GPT portfolio of Australian retail and diversified assets, Lend Lease's Bluewater, King of Prussia and co-investment interests in the Wholesale Funds Management business globally. In the case of Lend Lease's interest in Bluewater, it is described as an "Investment Asset" only as a result of the income from this asset being predominantly in the form of rental income. Lend Lease is holding its Bluewater interest for sale and it is classified as non-current inventory in the consolidated pro forma statement of financial position for the Merged Group as at 30 June 2004.

Secures Lend Lease's relationship with GPT

While Lend Lease has continually managed GPT for 33 years, the sustainability of the current structure cannot be assured. The merger between Lend Lease and GPT will secure the current relationship in a structure which is expected to provide a number of benefits for Lend Lease Shareholders including:

- securing Lend Lease's position as a leading retail management, development, and project management and construction company with a focus on Australia, where it performs functions on behalf of GPT, Australian Prime Property Fund (**APPF**) and other clients, and in the UK and to a lesser extent Singapore. Lend Lease will be able to leverage these skills from the Merged Group and target continued expansion of retail growth opportunities, particularly in the UK;
- given the development opportunities in the GPT retail portfolio as outlined in section 2.2 of more than $1 billion, securing a significant amount of work for Bovis Lend Lease;
- simplifying current arrangements between the parties, such as the urban community development joint ventures;
- securing the high quality existing management team in an environment that provides attractive career opportunities for employees and an enhanced ability to attract and retain high quality executives; and
- ensuring the interests of Lend Lease and GPT are fully aligned.

Increased scale, enhancing opportunity to achieve long term growth

Merging with GPT will better position Lend Lease to capitalise on the growth opportunities within its core businesses by substantially increasing its financial capacity. This increase in scale should assist the Merged Group to more effectively compete with the leading regional and global competitors. The scale of the growth opportunities and capital required to pursue these opportunities is highlighted by the following:

- there is continued expansion of growth opportunities in the UK regional shopping centre sector. In securing and/or developing an estimated 2% share of the ownership of the UK's regional retail centres, Lend Lease has already invested more than $1 billion. In its existing structure, Lend Lease needs to continually recycle capital, which makes it dependent on availability of third party capital, to continue pursuing acquisition and redevelopment opportunities;
- Lend Lease's leading urban community development businesses in Australia (including Delfin Lend Lease, Lend Lease Development and Retirement By Design) have an asset base of approximately $1.0 billion with a potential backlog of 59,600 lots/dwellings and approximately 4,000 land and dwelling sales per annum. Additional capital is required as development projects already secured come on stream. Other large scale and long term urban development projects like Greenwich Peninsula in the UK require capital investment over a number of years before turning cash flow positive; and
- Lend Lease currently has wholesale property funds under management of $2.8 billion in Australia[2], $2 billion in the UK and $0.9 billion in Singapore. Supporting these positions is approximately $279 million in co-investments. Growing the funds under management will require further capital support to secure assets and enhance liquidity for investors.

While Lend Lease is able to fund its existing development projects within its business plans, the improved scale, corporate/trust structure and capital structure from the Merger are expected to result in the Merged Group being well placed to pursue the further retail and urban community development opportunities that are expected to arise.

2 Excludes 50% interest in the Lend Lease Real Estate Securities business.

Enhanced risk/return profile

In Lend Lease merging with GPT, Lend Lease Shareholders' risk/return profile will be enhanced as the potential for earnings volatility (before asset revaluations) is reduced. This will occur as Lend Lease's development and construction earnings will represent a smaller proportion of the Merged Group's earnings than the proportion of Lend Lease's earnings that they currently represent. In addition, Lend Lease's development and construction earnings will continue to be complemented by returns derived through work generated from GPT's $8 billion property portfolio. This will result in Lend Lease's earnings mix being reweighted toward long term annuity style returns.

As illustrated below, 71% of the Merged Group's forecast pro forma earnings for the year ending 30 June 2005 (after tax and before interest, amortisation and net corporate overheads) are from Investment Assets, significantly diversifying Lend Lease's existing earnings.

Earnings by Activity – Lend Lease[1]



- 21% Investment Assets
- 8% Funds Management
- 31% Development
- 40% Project Management and Construction

Earnings by Activity – Merged Group[1]



- 71% Investment Assets
- 3% Funds Management
- 11% Development
- 15% Project Management and Construction

(1) Based on consolidated pro forma forecast net profit after tax and before interest, amortisation and net corporate overheads for the year ending 30 June 2005.

Creates an Australian based property group with an international business platform

The combination of Lend Lease and GPT will create a leading Australian based diversified property group with the majority of its earnings sourced from GPT's investment assets and Lend Lease's urban community development businesses in Australia. Lend Lease's established presence through Bovis Lend Lease (BLL) globally and in the UK, the US and Singapore retail markets and the UK and the US large scale urban and residential development markets provide a strong platform for international growth for the Merged Group in retail investment assets and residential development projects.

Earnings by Region – Merged Group[1]



- 75% Asia Pacific
- 15% Europe
- 10% Americas

(1) Based on consolidated pro forma forecast net profit after tax and before interest, amortisation and net corporate overheads for the year ending 30 June 2005.

1.4.3 Potential disadvantages

Changes the growth profile for Lend Lease

Following implementation of the Merger, Lend Lease Shareholders will move from owning shares in a property development, project management and construction and funds management company to owning Stapled Securities, which will also have significant property ownership activities, deriving the majority of its earnings from investment income. Property ownership is likely to involve a more stable, but lower growth earnings profile than for Lend Lease's current businesses. Accordingly, Lend Lease Shareholders will have an investment in an entity which is likely to have a lower short term growth profile compared to Lend Lease stand alone. However, as outlined in section 1.4.2, the Lend Lease Directors believe the Merger will position Lend Lease to create improved long term earnings growth and provide an enhanced risk/return profile. The Lend Lease Directors believe the lower risk profile of the balanced portfolio, plus the expected access to and lower cost of capital as a result of the Merger outweigh any potential reduction in short term earnings growth and provide the potential to enhance longer term earnings.

Change in tax treatment of Lend Lease distributions

Lend Lease currently pays dividends to shareholders, with a dividend of 44 cents per share for the year ended 30 June 2004. Dividends paid by Lend Lease have from time to time been paid as fully franked or unfranked dividends. The last three dividends have been unfranked. GPT currently pays distributions with a tax deferred component of the distribution of approximately 45%.

Distributions per Stapled Security will comprise a dividend on the Lend Lease Share (which is likely to be partly franked from the year commencing 1 July 2005) and a distribution on the GPT Unit (which is likely to be partly tax deferred). Lend Lease Shareholders that become Stapled Security holders by participating in the Merger (and not participating in the Exchange Sale Facility) will have a low cost base of 0.01 cents in each GPT Unit. Any tax deferred distribution received in excess of the 0.01 cent cost base will be taxed as a capital gain. Discount capital gains tax treatment may be available once the Stapled Security has been held for 12 months.

Participation by a Lend Lease Shareholder in the Exchange Sale Facility would establish a higher cost base in the GPT Unit (which forms part of each Stapled Security). However, participation in the Exchange Sale Facility constitutes a disposal of the Lend Lease Share and may give rise to capital gains tax (**CGT**). Lend Lease Shareholders should seek their own tax advice as to whether they should participate in the Exchange Sale Facility.

Potential adverse tax consequences for Lend Lease Shareholders on stapling

For some Lend Lease Shareholders, there may be adverse tax consequences from becoming Stapled Security holders.

For Lend Lease Shareholders who acquired some or all of their Lend Lease Shares prior to 20 September 1985 (including certain shares that although were actually acquired at a later date are treated for Australian tax purposes as though they had been acquired prior to 20 September 1985 – refer to the Tax Report in section 6), there may be adverse Australian tax consequences of not participating in the Exchange Sale Facility or of not selling Lend Lease Shares on the ASX and reinvesting the funds in Stapled Securities.

Careful consideration will also have to be given by Lend Lease Shareholders who acquired their shares on or after 20 September 1985. Participation in the Exchange Sale Facility will cause a disposal of the Lend Lease Shares and this may give rise to a capital gain. A Lend Lease Shareholder with a cost base in excess of the value of a Stapled Security may suffer adverse Australian tax consequences by failing to participate in the Exchange Sale Facility. Participation may afford the opportunity to establish a substantial cost base in the GPT Unit without realising a capital gain on the disposal of the Lend Lease Shares.

Notwithstanding that a Stapled Security holder's Lend Lease Shares may have been held for 12 months, any sale of the Stapled Security within 12 months of the Implementation Date will not qualify for discounted CGT treatment on the capital gain attributable to the GPT Units.

The Merger may also give rise to adverse tax consequences to Lend Lease Shareholders in foreign jurisdictions under the taxation laws of those foreign jurisdictions. Lend Lease Shareholders in foreign jurisdictions should seek their own advice about the consequences of the Merger under local taxation laws.

The Australian tax consequences of the Merger for shareholders are set out in the Tax Report in section 6.

Loss of carried forward tax losses and current period tax losses

The Merger may result in certain tax losses (both revenue losses and capital losses) no longer being available to be carried forward for tax purposes or the amount which can be carried forward being limited. The book value of such losses (tax effected) is approximately $30 million. Lend Lease also has unbooked tax losses of US$379 million in the US and unbooked capital losses of $120 million in Australia (both gross values) which may also be adversely impacted. The quantum of tax losses impacted by the Merger will not be known with certainty until the income tax returns for the year ended 30 June 2004 are completed. However, in the consolidated pro forma statement of financial position of the Merged Group as at 30 June 2004, the book value of the future income tax benefit relating to tax losses of $30 million has been written off.

In addition to the above, certain jurisdictions require an apportionment of the tax outcomes arising pre and post the date of change of control in the tax year the change actually occurs. In broad terms, losses arising prior to the change of control are not generally available to either offset net taxable income derived during the period from the date of change to the year end or otherwise be carried forward after that time. The tax position as at the time of the Merger cannot be reliably estimated at this time. However, for the US an estimate of $8 million has been made and included in the Merger costs being the tax effect of losses expected to accrue up to Implementation Date.

Further information on tax losses is included in the risks identified for the Merged Group in section 3.17.

1.5 Financial summary

The tables below summarise the pro forma financial information for the Merged Group. Section 3 provides a detailed summary of the financial information for Lend Lease, GPT and the Merged Group, including key assumptions and accounting policies.

Statements of Financial Performance
Year to 30 June

	Consolidated Pro Forma Historical 2003 ($m)	**Consolidated Pro Forma Historical 2004 ($m)**	**Consolidated Pro Forma Forecast 2005 ($m)**
GPT EBITDA	473	517	599
Lend Lease EBITDA	344	382	485
Merged Group adjustments	(25)	(42)	32
EBITDA	**792**	**857**	**1,116**
EBIT			**1,045**
Net profit after tax and minority interests[1]			**609**
Pro forma DPS[2] (cents)			81.4
Forecast distributions per equivalent security assuming reinvestment of the special dividend and distributions			
– per existing Lend Lease Share[3] cents			83.2
– per existing GPT Unit[3] cents			26.4

(1) Minority interests exclude the 81.3% interest in GPT not owned by Lend Lease. See also the consolidated pro forma forecast information at section 3.2.2.

(2) Distribution per Stapled Security (DPS) based on pro forma earnings as if the Merger was implemented on 1 July 2004 and assuming that the $388 million Off-Market Buy-Back is completed in full and 32.3 million Lend Lease Shares are bought back at an illustrative price of $12 per Lend Lease Share. The total value of Lend Lease Shares bought back under the Off-Market Buy-Back (if any) and the Buy-Back Price may differ from these values.

(3) Assuming the special dividend of 23.8 cents per Lend Lease Share and special distribution (excluding pre-Merger period amounts) of 65.6 cents per GPT Unit (assuming the GPT Cash-Out Option is not used) are reinvested based on the GPT Cash-Out Option price of $3.48 and the Merger terms.

As highlighted in the table below, the Merged Group will have total assets of approximately $14.5 billion and initial gearing (net debt to total tangible assets excluding cash) of 29.8% based on the 30 June 2004 consolidated pro forma statement of financial position.

Statements of Financial Position
As at 30 June

	Pro Forma GPT Stand Alone 2004 ($m)	Actual Lend Lease Stand Alone 2004 ($m)	Consolidated Pro Forma 2004 ($m)
Cash	53	1,380	350
Investment properties	7,984	-	8,316
Inventories	–	1,696	1,696
Intangible assets	–	694	995
Other assets	170	3,361	3,176
Total assets	**8,207**	**7,131**	**14,533**
Interest bearing liabilities	2,423	1,104	4,279
Other liabilities	260	3,191	3,402
Total liabilities	**2,683**	**4,295**	**7,681**
Net assets	**5,524**	**2,836**	**6,852**
Gearing			
– Net debt to total tangible assets (excluding cash)	**29.1%**	**N/A**	**29.8%**
– Total debt to total tangible assets	**29.5%**	**17.2%**	**31.6%**

1.6 Dividends and distributions

Lend Lease will pay cash dividends to Lend Lease Shareholders on implementation of the Merger totalling 56.2 cents for each Lend Lease Share held on the Dividend Entitlement Date (the **Merger Dividends**). These dividends will comprise:

- a special fully franked cash dividend of 23.8 cents; and
- an unfranked cash dividend of 32.4 cents. This dividend represents a pro rata amount of 100% of Lend Lease's estimated net profit after tax and before goodwill amortisation and Merger costs for the period from 1 July 2004 to 30 November 2004.

Lend Lease Shareholders participating in the Cash Sale Facility, Exchange Sale Facility and the Off-Market Buy-Back will also receive the Merger Dividends on the same basis as other shareholders.

In addition, the Merged Group is forecasting to pay distributions of 47.5 cents per Stapled Security for the period from 1 December 2004 to 30 June 2005, with the dividend component forecast to be unfranked and the distribution component forecast to include a tax deferred element.

The forecast distribution for the period from 1 December 2004 to 30 June 2005 is derived from a pro forma full year distribution (assuming the Merger had occurred on 1 July 2004) of 83.2 cents per equivalent Lend Lease Share assuming that the special dividend is reinvested in Stapled Securities based on the GPT Cash-Out Option price of $3.48 and the Merger terms (81.4 cents per Stapled Security assuming no reinvestment). This forecast pro forma distribution is based on a payout of 100% of forecast Distributable Earnings.

Distributions per Stapled Security will comprise a dividend on the underlying Lend Lease Share (which may be partly franked) and a distribution on the underlying GPT Unit (which may be partly tax deferred). Dividends and distributions will be paid quarterly no later than two months after the end of each quarter commencing with the March 2005 quarter.

For the years ending 30 June 2006 and 2007, the Merged Group intends to target growth in distributions per Stapled Security of 7% per annum. This intended target is based on:

- an assumed continuation of the compound average earnings per unit growth rate achieved by GPT for the three years ended 31 December 2003 (excluding the impact of the change to the responsible entity's fee structure), and forecast earnings per unit growth rate for GPT for the year ending 30 June 2005, of around 3% per annum; and
- Lend Lease management's targets and business planning processes (based on various assumptions) for the balance of the businesses of the Merged Group for the years ending 30 June 2006 and 2007, prepared having regard to the strategies outlined in sections 1.3 and 2.1,

together with the incentives for achievement of these goals by management, as referred to on page 22.

Assumptions used in setting the above targets and business plans (which are not forecasts) include:

- potential for growth in gross profit margin (**GPM**) for BLL assuming expected maintenance of UK market position and profit flows (including development profits) from certain UK developments (such as Chapelfield) together with planned PFI hospital contracts (in which BLL UK has had a strong market presence), and maintenance of market share in the US where there is projected increase in construction activity, particularly in the New York market, but recognising that construction contracts are generally awarded on a short term basis, and a return to profitability for BLL in Australia to pre-existing levels following completion of several loss-making contracts;
- potential for award of various planned US Government projects in the military housing sector (in which Actus Lend Lease has historically demonstrated its capabilities);
- continued strong performance of Delfin Lend Lease and anticipated profit contribution from Lend Lease Development (**LLD**) having regard to projects currently secured and anticipated sales;
- none of the sensitivities outlined in section 3.8 or risk factors outlined in section 3.17 eventuating in such a way as to materially adversely affect the Merged Group's financial performance; and
- the capacity to source distributions from retained earnings of Lend Lease if necessary.

A large number of factors will determine the Merged Group's actual financial performance in the years ending 30 June 2006 and 2007. Those factors could affect the actual results positively or negatively and are explained in some detail in sections 3.8 and 3.17. Some of these factors are within management's control and some are not. The Merged Group intends that management incentive plans will be linked to achieving at least 7% per annum growth in Distributable Earnings per Stapled Security for the years ending 30 June 2006 and 2007.

If growth in Distributable Earnings per Stapled Security exceeds 7% in any year, it is possible that the payout ratio will be less than 100% of Distributable Earnings. If growth in Distributable Earnings per Stapled Security falls short of 7% it is possible that distribution growth of 7% could nevertheless be maintained by sourcing some or all of the proposed distribution from retained earnings of Lend Lease or from capital of GPT.

Statements of intent as to targeted growth in distributions are not forecasts of future growth in distributions and should not be relied upon as such. Achievement of the targeted growth in distributions is subject to there being no material adverse change in the business and economic environment and the markets in which the Merged Group operates, and having regard to the other sensitivities and risk factors set out in sections 3.8 and 3.17 and there can be no certainty that the target growth will be achieved.

The actual level of future distributions and any applicable franking or tax deferred component will be determined by the directors of the Merged Group and will depend on a number of factors, including the future level of Distributable Earnings compiled under International Financial Reporting Standards (**IFRS**), cash resources and the financial position of the Merged Group, future funding requirements, capital management initiatives and any other factors which the directors of the Merged Group consider relevant.

For further details about distributions, refer to section 3.14.

1.7 Lend Lease Directors' recommendation

Each Lend Lease Director:

- recommends that Lend Lease Shareholders vote in favour of the Share Scheme and LLC Implementation Resolutions;
- intends to vote in favour of the Share Scheme and LLC Implementation Resolutions in respect of the Lend Lease Shares held by him or her or on his or her behalf (details of which are set out in section 10.2);
- has considered the benefits and risks of the Merger and believes that the Merger is in the best interests of Lend Lease Shareholders; and
- notes that Ernst & Young Transaction Advisory Services, the independent expert engaged by Lend Lease to consider the Merger, has concluded that the proposed Merger is in the best interest of Lend Lease Shareholders as a whole.

1.8 What are the GPT Independent Directors recommending?

The GPT Independent Directors are Peter Joseph (Chairman), Malcolm Latham, Elizabeth Nosworthy and Ken Moss. Each GPT Independent Director:

- has recommended that GPT Unitholders vote in favour of the GPT Implementation Resolutions in the absence of a superior proposal;
- intends to vote in favour of the GPT Implementation Resolutions in respect of the GPT Units held by him or her or on his or her behalf (details of which are set out in section 10.2) in the absence of a superior proposal;
- has considered the benefits and risks of the Merger and believes that the Merger is in the best interests of GPT Unitholders in the absence of a superior proposal; and
- notes that Grant Samuel & Associates Pty Limited, the independent expert engaged by GPT to consider the Merger, has concluded that the proposed Merger is in the best interests of GPT Unitholders as a whole in the absence of a superior proposal.

1.9 Sale alternatives

A number of facilities will be made available to Lend Lease Shareholders to sell or exchange some or all of their Eligible Shares prior to implementation of the Merger. These are summarised in the table set out below. The ability to sell or exchange under each of these facilities is dependent on the Merger proceeding.

The Exchange Sale Facility and Cash Sale Facility are described in greater detail in section 12.

The Off-Market Buy-Back is subject to shareholder approval and the directors forming the view that the buy-back is reasonable as to the price and in the best interests of Stapled Security holders, and will only be available for those Lend Lease Shares held on the Buy-Back Record Date. The Off-Market Buy-Back is further described in the enclosed Buy-Back Overview and the Off-Market Buy-Back Booklet (which is expected to be sent to eligible shareholders on or around 1 November 2004).

Note that the considerations set out in the table are a guide to assist in an analysis of alternatives to participation in the Merger. A decision whether or not to participate in the Off-Market Buy-Back or the Sale and Exchange Facility and the nature of that participation should only be made having regard to each Lend Lease Shareholder's own particular circumstances and after consultation with their investment, financial, taxation or other professional adviser.

Summary of facilities offered to Lend Lease Shareholders

Facility	Availability	Description	Key considerations for shareholders
Cash Sale Facility	All Investors for all or some of their Eligible Securities.	Allows Investors to dispose of their Eligible Securities for cash rather than receive Stapled Securities. Lend Lease Shareholders who participate in the Cash Sale Facility will receive their share of the cash proceeds received by the Sale Bank from selling all the Stapled Securities that participants would have otherwise received under the Merger for their participating securities. In addition, Lend Lease Shareholders will receive the Merger Dividends for each of their participating Lend Lease Shares on the same basis as other shareholders.	This is an alternative for Lend Lease Shareholders who do not wish to participate (or who do not sell all their shares) in the Off-Market Buy-Back or who do not wish to hold Stapled Securities on implementation of the Merger and who wish to sell free of brokerage costs. All Excluded Foreign Shareholders will automatically participate in the Cash Sale Facility for all their Eligible Shares.
Exchange Sale Facility	All Investors (other than Excluded Foreign Investors and Lend Lease Shareholders resident in the US) for all or some of their Eligible Securities	Allows Investors to dispose of their Eligible Securities prior to implementation of the Merger in exchange for Stapled Securities. Lend Lease Shareholders who participate in the Exchange Sale Facility will receive one Stapled Security for each of their participating Lend Lease Shares. In addition, Lend Lease Shareholders will receive the Merger Dividends for each of their participating Lend Lease Shares on the same basis as other shareholders.	Participation in the Exchange Sale Facility will result in a "disposal" of participating Eligible Securities for Australian CGT purposes. Lend Lease Shareholders may have personal taxation or investment reasons which make participation in the Exchange Sale Facility desirable. For example, some Investors who wish to hold Stapled Securities following implementation of the Merger may benefit from establishing a cost base in the share and unit components of their Stapled Securities (eg pre-CGT holders) or from crystallising capital losses.
Off-Market Buy-Back	Lend Lease Shareholders (other than Excluded Foreign Shareholders) for all or some of their Lend Lease Shares held at the Buy-Back Record Date	Allows Lend Lease Shareholders (other than Excluded Foreign Shareholders) to offer to sell all or some of their Lend Lease Shares held at the Buy-Back Record Date prior to the implementation of the Merger into the Off-Market Buy-Back as an alternative to disposing of some or all of their shares in Cash Sale Facility or on-market prior to the Merger. Lend Lease Shareholders will also receive the Merger Dividends for each of their shares bought back in the Off-Market Buy-Back.	The Off-Market Buy-Back is subject to Lend Lease Shareholder approval. The Buy-Back Overview contains details of the Off-Market Buy-Back and information material to Lend Lease Shareholders' decision whether to approve it. A separate Off-Market Buy-Back Booklet will also be sent to eligible Lend Lease Shareholders giving information material to their decision whether to participate in the Off-Market Buy-Back (if approved). Eligible shareholders should read this booklet carefully. Some Lend Lease Shareholders may be disadvantaged by selling into the Off-Market Buy-Back compared to selling on-market due to the classification, for taxation purposes, of part of the Buy-Back Price as capital and the majority as an unfranked dividend.

If Lend Lease Shareholders do not want to hold Stapled Securities on implementation of the Merger, as an alternative to the facilities described above, Lend Lease Shareholders can sell some or all of their Lend Lease Shares in the ordinary course on the ASX at any time prior to the close of trading on the last day of trading of Lend Lease Shares (expected to be 6 December 2004). However, Lend Lease Shareholders who sell their Lend Lease Shares so they are not held at the Dividend Entitlement Date, will not be paid the Merger Dividends for those shares if the Merger proceeds. The differences between selling on-market on the ASX and participating in the Cash Sale Facility are described in section 12.6.2. The differences between selling on-market on the ASX and participating in the Off-Market Buy-Back will be described in the Off-Market Buy-Back Booklet.

If a Lend Lease Shareholder does not participate in any of these facilities and the Merger proceeds:

- they will receive Stapled Securities as described in section 7.1 unless they are an Excluded Foreign Shareholder; or
- if they are an Excluded Foreign Shareholder, they will automatically participate in the Cash Sale Facility for all of their Eligible Shares.

1.10 Constitutional amendments

The Merger will require various amendments to the constitution of Lend Lease to allow for the stapling of Lend Lease Shares and GPT Units (see section 8.3.2). As indicated in that section, the amendments to the constitution will enable the Lend Lease Directors, subject to the Corporations Act and their Listing Rules, to staple additional securities to Lend Lease Shares in the future. These amendments are designed to allow flexibility if the Merged Group later wishes to acquire other entities to form part of an expanded staple group, without the need for approval of Stapled Security holders unless otherwise required under the Corporations Act or Listing Rules.

1.11 Position of Lend Lease and GPT if the Merger does not proceed

If the Merger does not proceed, Lend Lease will continue as a stand alone entity, listed on the ASX. Lend Lease Shares will not be stapled to GPT Units, Lend Lease will not pay the Merger Dividends, it will not undertake the Off-Market Buy-Back, it will not operate the Sale and Exchange Facility and it will retain its existing dividend policy.

If the Merger does not proceed, Lend Lease will seek to continue its on-market share buy-back as part of its capital management strategy, within the limits allowed by law.

If the Merger does not proceed, GPT will continue as a stand alone entity, listed on the ASX. GPT Units will not be consolidated and will not be stapled to Lend Lease Shares, GPT will not pay the GPT Merger Distributions, it will not offer the GPT Cash-Out Option and it will not operate the Sale and Exchange Facility.

1.12 Other alternatives considered

Over the past 18 months, Lend Lease has undertaken an extensive strategic review, resulting in a refocusing of its business on historical strengths with a view to creating sustainable long term earnings growth. A significant part of this process has been to develop a long term strategy for Lend Lease. Many scenarios were considered under three broad alternatives:

- a break up of the business into its component parts;
- maintain the status quo with infill acquisitions to grow the business; or
- pursue a major restructuring.

After detailed analysis, the Lend Lease Directors believe that the best alternative currently available for Lend Lease Shareholders is for Lend Lease to pursue a major restructuring through the proposed merger with GPT. Lend Lease has evaluated a number of potential acquisition opportunities and has determined that a merger with GPT is attractive due to GPT's scale and quality and Lend Lease's knowledge of GPT's assets.

2. DESCRIPTION OF THE MERGED GROUP

2.1 Summary

Merging Lend Lease with GPT to create the Merged Group will result in a stapled, internally managed, international property group. The Merged Group will comprise a diversified portfolio of assets and businesses delivering earnings from five core activities in three key geographies.

Business and geographical mix

The Merged Group is expected to be Australia's second largest listed property group by market capitalisation with Investment Assets and property inventories of approximately $10 billion, an expected market capitalisation of approximately $10 billion (based on prices at 10 September 2004), initial gearing (based on total debt to total tangible assets) of approximately 31.6% and forecast pro forma Distributable Earnings for the year ending 30 June 2005 of $730 million or 81.4 cents per Stapled Security. The majority of income will be generated by Investment Assets located in Australia, with offshore income predominantly earned in the UK and the US. Operating activities will include property ownership and management, wholesale funds management, development and project management and construction.

Approximately 71% of the consolidated pro forma forecast profit after tax and before interest, amortisation and net corporate overheads for the year ending 30 June 2005 and 87% of the 30 June 2004 total property assets relate to Investment Assets comprising assets in Australia, the UK, the US and Singapore. The Investment Asset portfolio is made up of retail, office, hotel and tourism, and industrial properties.

Retail assets are a key focus of the Investment Assets portfolio and make up approximately 47% of the combined portfolio (based on pro forma property assets of the Merged Group at 30 June 2004). This proportion is expected to grow over time as a result of, among other things, planned:

- development activities on the current portfolio;
- development of a new regional centre at Rouse Hill in New South Wales; and
- expansion of offshore retail investment, particularly in the UK.

Overview of the Merged Group's Mix of Businesses

	Australia/Asia	UK/Europe	US
Retail	– Australia: 15 centres + Homemaker portfolio – > 900,000m² net lettable area (NLA)	– Direct interests in three existing retail centres (including development projects) – >225,000m² NLA	– King of Prussia – > 260,000m² NLA
Diversified Asset Portfolio	Assets – Office $3.0bn – Industrial $0.3bn – Hotels and tourism $0.8bn		
Wholesale Funds Management	Assets – Wholesale funds under management (FUM) $3.7bn – Property securities (50% owned) $2.6bn	– UK wholesale FUM – $2.0bn	
Urban Community Development	– Delfin Lend Lease – potential 51,000 lot backlog – LLD – 8,000 dwelling backlog	– Greenwich Peninsula – 10,000 dwelling backlog	– Actus Lend Lease – 24,400 dwelling backlog
Project Management and Construction	– Project management and construction	– PFIs – Project management and construction	– Project management and construction

Overview of the Merged Group's Forecast Earnings Mix by Activity/Region and Gross Assets by Activity

Forecast Earnings by Activity[1]



- 71% Investment Assets
- 3% Funds Management
- 11% Development
- 15% Project Management and Construction

Property Assets by Activity[2]



- 47% Retail
- 29% Office
- 8% Hotel and Tourism
- 3% Industrial
- 5% Urban Communities
- 4% Development
- 4% Other

(1) Consolidated pro forma forecast profit after tax and before interest, amortisation and net corporate overheads for the year ending 30 June 2005.
(2) Total property assets as at 30 June 2004 comprise Investment Assets and property related inventories.

Forecast Earnings from Investment Assets(1)



- 55% Retail
- 32% Office
- 9% Hotel and Tourism
- 4% Industrial/Other

Forecast Earnings by Region(1)



- 75% Asia Pacific
- 10% Americas
- 15% Europe

(1) Consolidated pro forma forecast profit after tax and before interest, amortisation and net corporate overheads for the year ending 30 June 2005.

Strategy

The Merged Group will seek to grow investor returns through targeting four key objectives:

- consolidation of the Merged Group's position in Australia and realising the growth potential embedded in the existing businesses, market positions, asset portfolios, development pipeline and funds management activities;
- growth in wholesale funds management by building on Lend Lease's established platforms in Asia Pacific and UK wholesale funds;
- leveraging the Merged Group's regional retail centre development and master-planned urban community development skill bases to grow the offshore platform in the UK, the US and Singapore; and
- maintaining BLL's position as a top 12 international construction and project management company and seeking to manage its risk profile whilst maintaining margins and delivering operating synergies for the Merged Group's internal development projects.

The Merged Group's target range of Investment Asset Earnings[3] is 65% to 75% of total operational earnings comprising profit after tax and before interest, amortisation and net corporate overheads. Prior to the Merger, Lend Lease and GPT, and after the Merger, the Merged Group will continue to explore opportunities to acquire Investment Assets and businesses having regard to the Merged Group's proposed strategy and target range of earnings mix by activity and geography.

Board and management structure

The boards of the Merged Group will initially comprise four non-executive directors from the current Lend Lease board and three independent directors from the current GPT Management board and will be chaired by David Crawford. The boards of the Merged Group will include Greg Clarke in his capacity as Managing Director and Chief Executive Officer of the Merged Group. The Merged Group intends to add suitably qualified independent directors to the boards following the Merger.

3 Defined as net profit after tax and before interest, amortisation and net corporate overheads sourced from Investment Assets.

The operations senior management team for the Merged Group is summarised below:


Chief Executive Officer
Greg Clarke
Investment Management and Retail
Nic Lyons
Development & Construction Asia Pacific and Americas
Ross Taylor
Development & Construction Europe, Middle East & Africa Global Markets & IT
Adrian Chamberlain
Responsible for:
– Retail – Global
– Diversified Asset Portfolio – Global
– Wholesale Funds Management – Global
Responsible for:
– Urban Community Development – Australia & US
– Project Management and Construction – Australia/Asia & Americas
Responsible for:
– Urban Community Development – UK & Europe
– Project Management and Construction – Europe, Middle East & Africa
– Global Markets & IT

Further details of the boards of the Merged Group and its management team are set out in section 2.8.

Operating philosophy

The Merged Group will adopt an operating philosophy reflective of an investment management culture, consistent with the Merged Group's position as a major stapled entity in the LPT sector. This philosophy seeks to achieve an appropriate balance in the Merged Group's investment profile between growth and stability, and Australian and international earnings – in particular, a focus on financial risk management, investor relations and communications consistent with LPT sector best practice and a single asset acquisition pipeline process.

Financial risk management

Capital allocation will be undertaken within the context of targeting an Investment Asset Earnings contribution of 65% to 75% in line with the Merged Group's strategy to deliver diversity and consistency of earnings. Quarterly business and asset plans linked to a detailed financial model will be utilised to develop and monitor return targets for each business and to identify issues and develop strategies to deliver on targeted growth. Within this process, opportunities will be reviewed and risks identified and managed.

The Merged Group intends to target a gearing ratio (total debt to total tangible assets) within the range of 25% to 35%. Interest rate exposure will be managed to substantially protect near term earnings from interest rate volatility. It is anticipated that at least 75% of known interest rate exposures will be hedged for a two year period ending 30 June 2006. The precise nature of the hedging strategies adopted will vary with market conditions over time.

The Merged Group's activities will also expose Stapled Security holders to foreign exchange rate volatility. The Merged Group will look to utilise natural hedges to the extent possible to minimise the impact of foreign exchange rate fluctuations. Immediate currency hedging requirements will be undertaken based on the existing Lend Lease policy described in section 3.11.3.

Single acquisition pipeline

All acquisitions and developments will be governed by a pipeline process consistent with current practice which includes:

- a single acquisition pipeline for the Merged Group and its managed funds;
- assessment of acquisitions and developments in the context of a defined investment template and target returns;
- a review process which incorporates approval by the relevant portfolio/fund manager before a detailed investment proposal is developed; and
- approval by the business unit CEO, Group Chief Financial Officer and Group CEO before presentation to the boards of the Merged Group for approval.

Lend Lease's existing Code of Conduct will continue to overlay this process to ensure any related party issues are identified and managed effectively.

2.2 Retail business

2.2.1 Overview

Total returns from retail asset ownership have been strong in major developed economies such as Australia, the UK and the US over the last 20 years. In Australia, this has been driven by:

- growth in discretionary retail spending, which has outperformed the overall economy; and
- restrictions in land available for retail development.

The Merger will create a large scale international retail asset owner, manager and developer with over $5.8 billion of owned assets and an additional $3.7 billion in assets under management in Australia, the UK and Singapore.

The Merged Group's retail portfolio will include:

- Australia – GPT's retail asset portfolio, including its interests in Penrith Plaza, Melbourne Central, Erina Fair, Woden Plaza and Charlestown Square (for a full listing of GPT's retail assets, see below);
- UK - interests in key retail properties such as Bluewater – one of the largest retail and leisure centres in the UK together with retail asset developments such as Warrington; and
- US – King of Prussia – a 50% equity interest in the largest enclosed shopping mall on the eastern seaboard of the US.

The table below summarises the retail assets and operations of GPT and Lend Lease that will be combined through the Merger:

	Australia/Asia	UK	US
Assets owned by GPT	Portfolio of interests in 29 regional, sub-regional, community and Homemaker retail centres valued at $3.9 billion		
Assets owned by Lend Lease		Direct ownership interests in three retail centres valued at $1.6 billion (excluding development project value on completion)	50% equity interest in King of Prussia[1] valued at $332 million
Wholesale funds managed by Lend Lease	Co-investments of $110 million in and management of APPF Retail and APIC[2] II portfolios comprising interests in 21 shopping centres in Australia and Singapore valued at $1.7 billion (excludes centres not managed by Lend Lease)	Co-investments of $174 million in and management of Lend Lease Retail Partnership and Lend Lease Overgate Partnership valued at $2.0 billion. Management of retail centres with an aggregate value of $5.1 billion	

(1) The King of Prussia interest is held in a controlling partnership in which Lend Lease holds a 50% interest.
(2) Asia Pacific Investment Corporation (Singapore).

Retail assets to be managed by the Merged Group through its wholesale funds are described in section 2.4.

2.2.2 Australia

In Australia, GPT is one of the largest owners of retail property assets, with a $3.9 billion portfolio that includes the fourth largest portfolio of regional retail centres with a book value of approximately $2.7 billion as at 30 June 2004. Lend Lease is the second largest manager (by NLA) of regional retail centres in Australia. The Merged Group will continue to develop its pipeline of existing and planned retail assets in Australia.

The Merged Group will have more than 290 employees dedicated to retail property management and development opportunities for the current GPT portfolio and wholesale funds to be managed by the Merged Group in Australia.

Australian retail asset ownership

The Merged Group's Australian retail portfolio is summarised below:

Australian Retail Portfolio Overview – Owned

Portfolio Value (by State)[1]


47% NSW
24% VIC
10% QLD
2% WA
10% ACT
7% NT

(1) Book value as at 30 June 2004.

Classification of Retail Assets[1]


68% Regional
17% Sub-regional
4% Community
11% Homemaker

Australian Retail Assets – Owned

Retail Assets	Location	NLA (m2)	Share Owned	Book Value[1] ($m)	Latest Independent Valuation Amount ($m)	Date	Capitalisation Rate
Regional centres							
Charlestown Square	Newcastle, NSW	51,300	100%	339.0	332.0	Sep-03	6.75%
Dandenong Plaza	Melbourne, VIC	63,100	100%	205.4	205.0	Sep-03	8.00%
Erina Fair	Central Coast, NSW	104,200	50%[2]	335.1	323.7	Sep-03	6.75%
Macarthur Square	Sydney, NSW	62,800	50%[2]	174.6	165.0	Sep-03	6.75%
Melbourne Central[3]	Melbourne, VIC	N/A	100%	346.9	156.0	Sep-01	8.00%
Penrith Plaza	Sydney, NSW	77,500	100%	546.7	537.1	Sep-03	6.75%
Sunshine Plaza	Maroochydore, QLD	73,000	50%[2]	181.7	180.1	Sep-03	JVIA[4]
Woden Plaza	Canberra, ACT	71,400	100%	388.0	386.0	Mar-03	7.50%
Wollongong Central	Wollongong, NSW	39,300	100%	158.4	157.0	Sep-03	8.25%
Sub-regional centres							
Carlingford Court	Sydney, NSW	32,800	100%	136.2	133.0	Mar-02	8.75%
Casuarina Square	Darwin, NT	52,600	100%	267.5	264.0	Sep-02	8.25%
Chirnside Park	Melbourne, VIC	37,800	100%	132.3	132.0	Mar-03	8.25%
Parkmore Shopping Centre	Melbourne, VIC	35,900	100%	127.1	127.0	Mar-04	8.00%
Community centres							
Floreat Forum	Perth, WA	18,900	100%	95.0	95.0	Mar-04	7.75%
Forestway Shopping Centre	Sydney, NSW	9,500	100%	51.8	39.0	Sep-01	9.75%
Other							
Homemaker Portfolio	NSW/VIC/QLD	202,900	100%	438.3	331.2[5]	Various	8.60%[6]
Total		**933,000**		**3,924.0**			

(1) As at 30 June 2004. Includes latest valuation together with additions (at cost) since latest valuation.
(2) Remaining 50% owned by APPF.
(3) Melbourne Central is currently being redeveloped and has not been revalued since the commencement of development. It is expected to have a total NLA of 56,776m2 at completion.
(4) Under the joint venture investment arrangement (JVIA), the value is determined by the present value of the termination right plus the land and deposit. This is at 30 June 2004. On 30 September 2004, the JVIA was unwound at a cost of $57m.
(5) Three assets within the Homemaker Portfolio have yet to be independently valued.
(6) Weighted average capitalisation rate.

Based on the latest independent valuations, the retail portfolio (excluding Homemaker centres) has a weighted average capitalisation rate of 7.47%. The retail portfolio has an average occupancy rate in excess of 99% and an average specialty occupancy cost of 14.4%.

GPT owns a number of assets jointly with other parties. Most (but not all) are the subject of co-ownership agreements. None of the co-ownership agreements to which GPT is a party contain provisions which give pre-emption rights to the other owner as a result of the Merger given that a Lend Lease subsidiary will remain the responsible entity for GPT.

Australian retail asset development

The Merged Group's management has identified a development pipeline, averaging $200 million to $300 million per annum which is expected to support earnings growth from the owned retail assets through to 2008. The planned retail development pipeline is illustrated below:

Australian Retail Planned Development Pipeline ($m)


2002
2003
2004
2005
2006
2007
2008
Floreat Forum
48
Erina Fair
106
Melbourne Central
Penrith Plaza
Macarthur Square
95*
Rouse Hill Regional Centre
350*
Charlestown Square
Chirnside
Wollongong
Sunshine Plaza
20
Planned *approximate value and timing
Underway
Complete

The Penrith Plaza development commenced in June 2004. One of the significant developments planned by the Merged Group is the regional retail centre at Rouse Hill in north west Sydney. This project has board approval, is forecast to cost approximately $350 million and is expected to be completed in the year ending 30 June 2007. The Macarthur Square development has now commenced.

Lend Lease has constructed approximately $705 million by book value of retail assets for GPT in the past three and a half years. BLL's retail specialists work closely with the retail development team through the design and construction phases of development projects.

2.2.3 United Kingdom

The UK retail property market represents a growth opportunity for the Merged Group. This opportunity exists as a result of differences between the UK and Australian retail property markets including:

- fragmented ownership of shopping centres in the UK – the top seven shopping centre owners represent approximately 47% of larger centres in the UK, compared to 85% in Australia – the remaining 53% of UK larger shopping centres are owned by approximately 100 different owners;
- market size – UK retail floorspace per capita is approximately 60% of the Australian market and 40% of the US market; and
- management's belief that a significant proportion of UK shopping centres are under-capitalised and would be enhanced through pro active asset and property management.

The Merged Group will be well placed to provide integrated property services in the UK retail market, ranging from ownership to development and management (including for third parties).

UK retail asset ownership

Lend Lease's UK retail property business includes direct ownership of shopping centre interests, together with indirect interests through wholesale property funds managed by Lend Lease (which are outlined in section 2.4.4). As a result of these direct and indirect interests, Lend Lease is the fifth largest retail asset manager (by assets under management) and tenth largest owner of retail centres in the UK (by total floor area of retail centres, including those part owned).

Since the mid 1990s, Lend Lease's UK retail business has developed or redeveloped the Bluewater, Overgate and Touchwood shopping centres and it now holds direct or indirect ownership interests in these assets and manages them. Lend Lease also developed the Tres Aguas shopping centre in Spain and subsequently sold its ownership interest during the year ended 30 June 2003. Lend Lease currently owns and is developing the Chapelfield shopping centre, which is subject to a conditional forward sale agreement, and has a conditional agreement to acquire a 50% interest in, and manage the redevelopment of, the Golden Square shopping centre.

Lend Lease's UK direct ownership interests are summarised below:

UK Retail Assets – Owned

Retail Asset	Location	Completion Date	NLA (m^2)	Share Owned[1]	Book Value ($m)	Latest Independent Valuation Amount ($m)	Latest Independent Valuation Date
Bluewater	Kent	Mar-99	151,022	30%	581.6	1,247.0[2]	Jun-04
Chapelfield[3]	Norwich	Sep-05 (est)	47,398	100%	316.4	N/A	N/A
Golden Square[4]	Warrington	Mar-07 (est)	28,810	50%	0.5[5]	N/A	N/A
Total			**227,230**		**898.5**		

(1) Includes direct ownership interests only as at 30 June 2004.

(2) Gross value based on independent valuation. If the interest is sold in the short term, the net value realised would be reduced by approximately $278 million as a result of the call option and profit share described in section 3.10.4. Bluewater is classified as inventory and recorded at cost in the consolidated pro forma statement of financial position.

(3) Chapelfield is subject to a conditional forward sale agreement. Profits from redevelopment and sale are expected to be recognised in the years ending 30 June 2006 and 2007.

(4) Golden Square is conditional on satisfaction of preconditions such as planning, land assembly, achievement of leasing targets and local authority agreements. Golden Square is held via a partnership structure.

(5) Book value represents Lend Lease's equity investment at 30 June 2004. Lend Lease has signed a conditional agreement to co-invest and manage the redevelopment of the centre. The project is in its initial stage and all pre-conditions have not yet been met.

UK retail asset development

Opportunities exist to secure retail asset redevelopment projects as a result of fragmented ownership and the high level of institutional participation in the UK retail sector. Lend Lease has identified an estimated 1.5 million square metres of UK shopping centre floor space that could be targeted for development by the Merged Group, alone or in partnership with investors. Lend Lease is considering pursuing investment and redevelopment opportunities for a number of these centres.

Lend Lease believes the acquisition of significant ownership interests in conjunction with redevelopment programs can provide attractive aggregate returns for the Merged Group relative to other retail investment opportunities. Furthermore, the Merged Group will have the ability to source capital from its own resources or its UK wholesale funds platform (described in section 2.4.4) to facilitate investment in, and development of, these opportunities.

2.2.4 United States

US retail asset ownership

Lend Lease owns a 50% interest in a partnership that owns the King of Prussia mall in Pennsylvania. The mall is the largest enclosed shopping mall on the eastern seaboard of the US and includes eight department stores, 350 specialty shops and 35 restaurants. The current book and market values of the 50% interest are summarised below:

US Retail Assets – Owned

Retail Asset	Location	NLA (m^2)	Share Owned	Book Value[1] ($m)	Latest Independent Valuation Amount ($m)[2]	Latest Independent Valuation Date
King of Prussia	Pennsylvania	264,765	50%	207	332	Jun-04

(1) As at 30 June 2004.

(2) Independent valuation is after deducting the value of debt in the partnership that owns King of Prussia.

In the event the Merged Group decided to sell its interest in King of Prussia, the co-owners have a first right of refusal. This right is not triggered by the Merger.

2.3 Diversified asset portfolio

2.3.1 Overview

The Merged Group will also be a large owner, manager and developer of office, hotel and tourism and industrial assets, owning GPT's current portfolio of over 30 properties valued at $4.1 billion at 30 June 2004, including the P&O Resorts portfolio acquired by GPT in July 2004.

2.3.2 Australian office portfolio

The Merged Group's Australian office portfolio will comprise ownership of the current GPT office asset portfolio of 13 fully and partly owned office properties, with a book value of $3.0 billion. The portfolio is weighted towards the Sydney CBD and includes interests in a number of significant CBD properties such as Governor Macquarie and Governor Phillip Towers (1 Farrer Place), MLC Centre, Australia Square and Citigroup Centre in Sydney, 530 Collins Street and Melbourne Central in Melbourne, and Riverside Centre in Brisbane.

The Merged Group will seek to deliver optimum investment performance from the office portfolio through continuing intensive asset management, focusing on reletting current and emerging vacancies and selective upgrading of the portfolio.

Australian Office Portfolio Overview

Portfolio Value (by State)[1]


59% NSW
28% VIC
11% QLD
2% ACT

Lease Expiry (by Area)[2]


60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
7.0
3.6
11.0
9.4
5.0
7.4
56.6
Vacant
2004
2005
2006
2007
2008
Beyond 2008

(1) Book value as at 30 June 2004.
(2) NLA as at 30 June 2004.

Australian office portfolio ownership

Australian Office Assets – Owned

Retail Asset	Location	NLA (m^2)	Share Owned	Book Value[1] ($m)	Latest Independent Valuation Amount ($m)	Latest Independent Valuation Date
Australia Square	Sydney, NSW	53,500	50%	178.0	178.0	Jun-04
800 Bourke Street Stage 1	Melbourne, VIC	34,700	100%	140.2	140.0	Mar-04
800 Bourke Street Stage 2	Melbourne, VIC	25,100	100%	90.0	90.0[2]	N/A
Brisbane Transit Centre	Brisbane, QLD	32,900	50%	46.1	47.6	Jun-04
Citigroup Centre	Sydney, NSW	73,900	50%	286.5	287.5	Dec-03
530 Collins St & 120 King St	Melbourne, VIC	71,700	100%	320.5	320.0	Sep-03
Darling Park	Sydney, NSW	112,000	50%	457.3	457.5	Apr-04
Darling Park Stage 3	Sydney, NSW	N/A[3]	100%	49.4	49.4[2]	N/A
179 Elizabeth St	Sydney, NSW	15,000	100%	82.2	81.0	Sep-03
1 Farrer Place	Sydney, NSW	86,900	25%	259.6	259.6[2]	N/A
HSBC Centre	Sydney, NSW	41,400	100%	227.0	227.0	Mar-04
Melbourne Central	Melbourne, VIC	66,200	100%	294.3	309.0	Sep-01
MLC Centre	Sydney, NSW	74,500	50%	285.0	284.5	Mar-04
10 & 12 Mort St	Canberra, ACT	15,500	100%	50.0	50.0	Dec-03
Riverside Centre	Brisbane, QLD	61,000	100%	264.7	259.4	Sep-02
Total		**764,300**		**3,030.8**		

(1) As at 30 June 2004. Represents latest independent valuations plus additions (at cost) since the latest independent valuation.

(2) Book value has been used where no independent valuation has been undertaken.

(3) On completion, the expected NLA of Darling Park Stage 3 will be 29,500m^2.

Based on the latest independent valuations, the office portfolio has a weighted average capitalisation rate of 7.34%, excluding 1 Farrer Place. The average occupancy rate at 30 June 2004 was 93%, 95% excluding Australia Square. Leases over 56.6% of the portfolio's NLA expire after 30 June 2008.

The strategy for the office portfolio is to purchase assets that are in markets with strong white collar employment growth, have contemporary space and services, are graded as either Premium or A grade, have a diversified lease expiry profile and are rented at or below market rates. The grading of office properties uses the Property Council of Australia "Quality Grading Matrix", which is the de facto industry standard grading tool used in Australia.

GPT owns a number of office assets jointly with other parties. Most (but not all) are the subject of co-ownership agreements. None of the co-ownership agreements to which GPT is a party contain provisions which give pre-emption rights to the other owner as a result of the Merger given that a Lend Lease subsidiary will remain the responsible entity for GPT.

2.3.3 Australian hotel and tourism portfolio

The Australian hotel and tourism portfolio to be owned and managed by the Merged Group will comprise GPT's current portfolio of 14 properties valued at $778 million as at 30 June 2004, including the P&O portfolio of predominantly nature based resorts acquired in July 2004.

Australian hotel and tourism portfolio ownership

Australian Hotel and Tourism Assets – Owned

Property	Location	Number of Rooms	Book Value[1] ($m)	Latest Independent Valuation Amount ($m)	Latest Independent Valuation Date	Year ended 30 June 2004 Average Occupancy	Year ended 30 June 2004 Average Room Rate ($)
Ayers Rock Resort	Central Australia, NT	905	384.0	353.8[2]	Mar-04	55%	199
Cape Tribulation Resorts	Far North Queensland	120	19.1	19.1[3]	N/A	33%	147
Four Points by Sheraton	Sydney, NSW	631	140.6	136.0	Mar-02	82%	162
Holiday Inn (Brisbane Transit Centre)	Brisbane, QLD	191	9.5	8.0	Jun-04	86%	114
Nature Based Resorts (formerly P&O Resorts)	Various (see below)	571[4]	225.0	225.0[3]	N/A	N/A	243[5]
Total		**2,418**	**778.2**				

(1) As at 30 June 2004 (except Nature Based Resorts). Represents latest independent valuations plus acquisitions/additions (at cost) since the latest independent valuation.

(2) The valuation for the Ayers Rock Resort is $360 million of which $6.2 million relates to plant and equipment owned by Voyages Hotels & Resorts Pty Limited.

(3) Book value has been used where no independent valuation has been undertaken.

(4) The total number of rooms for the resort portfolio includes villas, pavilions, cabins, suites, tree and river houses, and premium tents.

(5) For the year ended 31 December 2003.

In the year ended 30 June 2004, the hotel and tourism portfolio provided a net income yield on book value of 9.2%. This was adversely impacted by fire damage suffered at the Longitude 131° resort, one of the properties in the Ayers Rock Resort, which resulted in closure for repairs. The resort has now fully reopened and its earnings contribution is expected to improve in the year ending 30 June 2005.

GPT acquired nine resorts from P&O for $225 million in July 2004, at an expected yield of 9% in year 1 and 10% in year 2. The P&O Resorts portfolio comprises the following properties:

- Bedarra Island, Brampton Island, Dunk Island, Heron Island, Lizard Island and Wilson Island on the Great Barrier Reef, Queensland;
- Silky Oaks Lodge in North Queensland and Wrotham Park Station (under construction) in Western Queensland; and
- Cradle Mountain Lodge in Tasmania.

2.3.4 Australian industrial portfolio

The Australian industrial and business park portfolio will comprise GPT's current portfolio of 10 assets, with a book value of $325 million at 30 June 2004. The Merged Group will seek to deliver superior investment returns through intensive asset management, the development of the existing portfolio landbank and the acquisition of high quality, non-specialised assets and selective development sites located in close proximity to major infrastructure nodes.

Australian industrial portfolio ownership

Australian Industrial Portfolio Overview

Portfolio Value (by State)[1]


63% NSW
37% VIC

Lease Expiry (by Area)[2]


70.0%
60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
5.6%
14.3%
1.2%
5.0%
8.1%
6.5%
59.3%
Vacant
2004
2005
2006
2007
2008
Beyond 2008

(1) Book value as at 30 June 2004.
(2) NLA as at 31 December 2003.

Australian Industrial Assets – Owned

Industrial Assets	Location	NLA (m^2)	Share Owned	Book Value ($m)[1]	Latest Independent Valuation Amount ($m)	Latest Independent Valuation Date	Capitalisation Rate
Austrak Business Park	Somerton, VIC	31,400	50%	59.1	59.1[2]	N/A	N/A
15 Berry Street	Granville, NSW	9,900	100%	10.8	10.8	Sep-03	8.75%-9.25%
19 Berry Street	Granville, NSW	13,500	100%	20.5	20.5	Sep-03	8.57%
Citiwest Industrial Estate	Altona North, VIC	104,300	100%	62.0	55.3	Mar-03	9.0%-9.5%
11 Grand Avenue	Camellia, NSW	41,900	100%	59.1	58.0	Sep-03	8.25%-8.75%
2-4 Harvey Road	Kings Park, NSW	30,200	100%	24.9	24.9	Mar-02	9.25%
7 Parkview Drive	Homebush Bay, NSW	7,000	100%	16.1	16.1[2]	N/A	N/A
Quad Business Park	Homebush Bay, NSW	15,260	100%	54.3	35.3	Jun-04	8.00%-8.75%
Herb Elliott Avenue	Homebush Bay, NSW	3,294	100%	8.5	8.5[2]	N/A	N/A
Figtree Drive	Homebush Bay, NSW	3,457	100%	10.2	10.2[2]	N/A	N/A
Total		**260,211**		**325.5**			

(1) As at 30 June 2004. Represents latest independent valuation plus additions (at cost) since the latest independent valuation.
(2) Book value has been used where no independent valuation has been undertaken.

The industrial portfolio currently has a vacancy rate of 5.6% with leases over 59% of NLA expiring after 2008. The portfolio delivered like-on-like growth in income of 6.2% for the 12 months to 30 June 2004.

The Austrak Business Park is owned jointly with another party and is the subject of a co-ownership agreement. This co-ownership agreement does not give pre-emption rights to the other owner as a result of the Merger.

2.4 Wholesale funds management

2.4.1 Overview

Lend Lease is a significant manager of wholesale (unlisted) property funds in Australia, Singapore and the UK and also holds co-investments in some of these funds. These wholesale funds have been developed over a number of years. The funds are summarised below:

	Australia	Singapore	UK
Wholesale funds managed by Lend Lease	APPF Retail, APPF Commercial, APPF Industrial and Real Estate Partners (**REP**) I and II. Aggregate value of $2.8 billion Real estate securities business (50% owned) with funds under management of $2.6 billion	APIC and APIC II funds. Aggregate value of $0.9 billion	Lend Lease Retail Partnership and Lend Lease Overgate Partnership. Funds under management of $2.0 billion

The wholesale property funds management business is expected to continue to provide attractive opportunities for the Merged Group given the expected increasing level of demand from institutional investors for unlisted property investments.

2.4.2 Australian wholesale funds management

As the responsible entity of APPF, the Merged Group will be the third largest wholesale property funds manager in Australia (by funds under management), primarily through the $2.5 billion APPF Retail, Commercial and Industrial funds. Lend Lease experienced a 24.8% compounded annual growth rate in its wholesale funds under management over the five years to 30 June 2004.

The majority of Lend Lease's Australian and Asian wholesale funds have exceeded targeted benchmark returns during the past three years. The funds under management and performance compared to the relevant benchmarks are summarised below:

Australian Wholesale Funds – Managed

Fund	Sector/Type	Funds under Management 30 June 2004[1] ($m)	Benchmark Total Return Performance[2]		Actual Total Return Performance[3]	
			1 Year	3 Year	1 Year	3 Year
APPF Retail	Retail	1,699	11.9%	11.0%	18.9%	14.5%
APPF Commercial	Office	604	11.9%	11.0%	10.0%	8.6%
APPF Industrial	Industrial	201	11.9%	11.0%	12.2%	11.9%
Resolution Capital Limited[4]	Listed property securities	2,600	17.2%	14.7%	18.8%	16.0%
REP I	Enhanced	Up to 40	15.0%	15.0%	N/A	20.4%
REP II	Enhanced	Up to 225	15.0%	15.0%	N/A	N/A

(1) FUM for REP funds are based on initial equity raised, geared up to a maximum of 65% to give maximum FUM available over the fund's life.

(2) Benchmark total return performance for APPF funds is the Mercers Unlisted Property Funds Index (**MUPFI**), current as at 30 June 2004; however, MUPFI does not publish sector specific benchmark data, only diversified. Benchmark total return performance for the REP funds is an absolute target internal rate of return of 15% per annum. Benchmark performance for Resolution Capital Limited is the S&P/ASX 200 (GICS) Property Accumulation Index.

(3) Actual total return performance for the APPF funds is current as at 30 June 2004. Actual total return performance for REP I is current for the assets divested to date. REP II was launched in May 2004 and is yet to purchase any assets.

(4) Lend Lease has a 50% equity interest in this business, which was formerly known as Lend Lease Real Estate Securities.

The Merged Group will hold the following co-investments in the Australian wholesale property funds currently owned by Lend Lease:

Australian Wholesale Fund Co-investments

Fund	Co-investment	Book Value at 30 June 2004 ($m)	Market Value at 30 June 2004 ($m)
APPF	see note 1	51.8	59.3
REP I	7.5%	1.4	1.4
Total		**53.2**	**60.7**

(1) Co-investment in APPF represents 42,525 special units (which represent a one-sixth interest in Greensborough Plaza shopping centre in Victoria) and 9,117 ordinary units.

Lend Lease also owns 50% of a property securities fund business that holds approximately $2.6 billion of funds under management which are invested in listed property securities.

The REP I and II funds invest and trade in real estate for enhanced returns. The funds have a defined life and seek to achieve a total return of at least 15% per annum on invested equity.

Australian asset management

The Merged Group will manage the majority of APPF's retail portfolio as part of the Wholesale Funds Management business. This portfolio had a current book value of $1,069 million at 30 June 2004 and comprises the following assets:

Australian Retail Assets – Managed

					Latest Independent Valuation	
Retail Assets	Location	NLA (m^2)	APPF Share Owned	Book Value ($m)	Amount ($m)	Date
Regional						
Erina Fair	Central Coast, NSW	104,200	50%[2]	334.7	323.7	Sep-03
Greensborough Plaza	Melbourne, VIC	57,300	50%[3]	147.5	147.5	Jun-04
Macarthur Square	Sydney, NSW	62,800	50%[2]	179.8	165.0	Sep-03
Sunshine Plaza	Maroochydore, QLD	73,000	50%[2]	181.5	180.1	Sep-03
Cairns Central	Cairns, QLD	52,400	50%[3]	82.5	82.5	Dec-03
Sub-regional						
Caneland Central	Mackay, QLD	39,000	100%	142.6	142.0	Dec-03
Total		**388,700**		**1,068.6**		

(1) APPF Retail also owns 50% interests in Westfield Carindale and Westfield Marion which are not managed by Lend Lease.
(2) Remaining 50% owned by the Merged Group.
(3) Remaining 50% owned by a third party.

The APPF office portfolio had a book value of $600 million as at 30 June 2004 and comprises the following assets:

Australian Office Assets – Managed

Office Assets	Location	NLA (m^2)	APPF Share Owned	Book Value[1] ($m)	Latest Independent Valuation Amount ($m)	Latest Independent Valuation Date
44 Martin Place	Sydney, NSW	10,300	100%	72.3	72.3	Sep-03
Shell House	Melbourne, VIC	31,800	50%	76.8	76.8	Jun-04
Transit Centre	Brisbane, QLD	32,400	50%	55.6	55.6	Jun-04
80 George Street	Parramatta, NSW	8,100	100%	26.3	25.9	Sep-03
40 Creek Street	Brisbane, QLD	12,400	100%	40.5	40.5	Mar-04
Alan Woods Building	Canberra, ACT	17,000	100%	48.0	48.0	Dec-03
20 Allara Street	Canberra, ACT	14,900	100%	25.0	25.0[2]	N/A
1 Farrer Place	Sydney, NSW	86,900	25%[3]	255.6	255.6[2]	N/A
Total		**213,800**		**600.1**		

(1) As at 30 June 2004. Represents the latest independent valuation plus additions (at cost) since the latest independent valuation. The difference between the portfolio asset value and FUM relates to cash and receivables balances.

(2) Book value has been used where no independent valuation has been undertaken.

(3) 1 Farrer Place Trust owns 50% of 1 Farrer Place. APPF through its 50% interest in 1 Farrer Place Trust, owns 25% of the property.

The APPF industrial portfolio includes a portfolio of 13 industrial properties (ranging in book value from $3.2 million to $43.5 million) located in Sydney, Brisbane, Melbourne and Adelaide, with a total book value of $182 million at 30 June 2004. The difference between the portfolio asset value and FUM of $201 million relates to cash and receivables balances.

2.4.3 Singapore wholesale funds management

The Singapore retail property asset market has fragmented ownership and a generally less intensive asset management approach relative to Australia. Local real estate investment trusts do, however, have attractive costs of capital that make securing ownership of retail assets highly competitive.

Lend Lease is the manager of the APIC II fund, which owns nine retail centres valued at $606 million at 30 June 2004. With this portfolio, Lend Lease is the fifth largest asset manager (by floor area) of suburban and central area shopping centres in Singapore. The APIC II fund and performance compared to the relevant benchmark is summarised below:

Singapore Retail Wholesale Funds – Managed

Fund[1]	Funds Under Management 30 June 2004[2] ($m)	Benchmark Total Return Performance 1 Year	Benchmark Total Return Performance 3 Year	Actual Total Return Performance[3] 1 Year	Actual Total Return Performance[3] 3 Year
APIC II	633	12.0%	12.0%	18.2%	N/A

(1) Table excludes the APIC fund, which is currently divesting assets and in wind-up mode. Current value of assets remaining in APIC as at 30 June 2004 was $277 million.

(2) Assumes exchange rate of AUD/SGD of $1.18.

(3) Actual 1 year total return performance for the APIC II fund is current as at 30 April 2004. As the APIC II fund commenced in October 2002, there is no actual 3 year total return performance.

Lend Lease holds the following co-investments in the Singapore wholesale property funds:

Singapore Wholesale Fund Co-investments

Fund	Co-investment	Book Value at 30 June 2004 ($m)	Market Value at 30 June 2004 ($m)
APIC[1]	18%	33.3	33.3
APIC II	18%	38.7	50.8
Total		**72.0**	**84.1**

(1) The APIC fund currently owns five floors of strata office space in Hong Kong, a residential building in Hong Kong and an industrial building in Singapore. The fund is in liquidation and these assets will be sold.

Singapore retail asset management

The Singapore retail portfolio that will be managed by the Merged Group as part of the Wholesale Funds Management business will comprise the management of the following retail assets in the APIC II fund:

Singapore Retail Assets – Managed

			Latest Independent Valuation	
Retail Assets	Location	Share Owned	Amount[1] ($m)	Date
Parkway Parade	Singapore	100%	529.7	Jun-04
Heartland Portfolio	Singapore	50%	76.1	Jun-04
Total			**605.8**	

(1) Assumes an exchange rate of AUD/SGD of $1.18. The difference between the portfolio asset value and FUM relates to cash and receivables balances.

Singapore retail asset development

Lend Lease has recently completed the successful redevelopment of Parkway Parade and Heartland Kovan shopping centres. Lend Lease has identified a number of additional opportunities for the Merged Group to expand its retail business in Singapore.

2.4.4 UK Wholesale Funds Management

UK retail asset management

Lend Lease's UK wholesale funds are an integral part of its retail ownership and management activities. With $2 billion in funds under management, Lend Lease is the fifth largest asset manager of UK shopping centre property collective investment vehicles. The Lend Lease Retail Partnership and Lend Lease Overgate Partnership funds have provided three year total annual returns to investors of 13.1% and 8.5% respectively.

The funds under management and Lend Lease co-investment interests are described below:

UK Wholesale Funds - Managed

Fund	Funds under Management ($m)	Asset and Share Owned	3 Year Benchmark Return[1]	3 Year Actual Return[1]
Lend Lease Retail Partnership	1,616.0	Bluewater 25% Touchwood 100%	10.5%	13.1%
Lend Lease Overgate Partnership	357.4	Overgate 100%	10.5%	8.5%
Total	**1,973.4**			

(1) Based on calendar years 2001, 2002 and 2003.

UK Wholesale Fund Co-investments

Fund	Co-investment	Book Value at 30 June 2004 ($m)	Market Value at 30 June 2004 ($m)
Lend Lease Retail Partnership	3.95%	49.8	63.8
Lend Lease Overgate Partnership	30.7%	103.4	109.7
Total		**153.2**	**173.5**

The UK retail portfolio that will be managed by the Merged Group will comprise management of the following retail assets:

UK Retail Assets – Funds Managed

Retail Assets	Location	NLA (m^2)	Fund Share Owned[1]	Latest Independent Valuation Amount ($m)	Date
Bluewater	Kent	151,022	25%	1,039.0	Jun-04
Overgate	Dundee	39,033	100%	357.4	Jun-04
Touchwood	Solihull	60,409	100%	577.0	Jun-04
Total		**250,464**		**1,973.4**	

(1) Includes ownership interest of funds managed by Lend Lease.

2.5 Urban Community Development

2.5.1 Overview

Population growth and a decline in the average number of people per household underpin substantial demand for new dwelling development in Australia, the UK and the US. However, development opportunities in these markets are increasingly restricted to developers that can overcome land shortages, tighter planning controls, an emphasis on sustainability and a lack of government resources to fund infrastructure. Furthermore, it is management's opinion that the delivered product must increasingly form part of an integrated community affording an improved lifestyle (not just a housing estate).

Lend Lease, both in Australia and internationally, has a demonstrated capability in master planning, designing and delivering large scale urban community developments, reflected in its substantial pipeline of projects already secured in Australia, the UK and the US. This pipeline includes projects such as the Greenwich Peninsula in London, St Mary's in Sydney and the Fort Hood military community housing project in the US.

The urban community assets of GPT and Lend Lease are summarised below:

	Australia	UK	US
Assets owned by GPT	49% interests in the Lend Lease managed Rouse Hill and Twin Waters Resort development projects		
Businesses owned by Lend Lease	Delfin Lend Lease, Lend Lease Development and Retirement By Design businesses comprising a potential backlog of 51,000 lots and 8,000 dwellings, 287,000m^2 of commercial space and 96,000m^2 of retail space	51% interest in the Greenwich Peninsula project in London comprising 10,000 residential units, 340,000m^2 of commercial space and 33,000m^2 of retail space	Actus Lend Lease military housing development businesses with six secured/preferred bidder projects comprising 24,400 housing units

2.5.2 Australia

Lend Lease has built an Australian urban community development business that is primarily focused on the owner-occupier market covering broad segments of the market from outer-suburban land subdivisions to built form housing and apartment projects in inner city and lifestyle locations.

Through the Lend Lease Urban Community Development businesses and GPT's joint venture interests with Lend Lease Development in the Rouse Hill and Twin Waters Resort projects, the Merged Group has the market leading number of backlog lots/units owned or managed in Australia:

Overview of Urban Community Development Backlog Lots/Units(1)

Company	Land Lots	Units	Senior Living Units	Total
Lend Lease	51,000(2)	8,000	600	59,600
Stockland(3)	32,300	1,500	-	33,800
Peet & Co(4)	24,000	-	-	24,000
Australand(3)	17,635(5)	2,662	-	20,297
Mirvac(3)	14,500	4,750	-	19,250
Multiplex(3)	5,655	6,674	-	12,329
AVJennings(6)	8,050	-	-	8,050

(1) Includes projects owned and managed (including joint venture partner interests).
(2) Includes zoned and unzoned land lots.
(3) As reported in 30 June 2004 results presentation.
(4) As reported in prospectus dated 18 June 2004.
(5) Includes land and housing.
(6) As reported in 31 March 2004 annual report.

A number of other parties such as Lensworth compete in the urban development business but do not report backlog information.

Through its diversified Urban Community Development business and use of land management arrangements, the Merged Group is targeting increased consistent high quality earnings.

Delfin Lend Lease

Delfin Lend Lease is a leading urban community land developer in Australia, with a development backlog of 51,000 land lots (zoned and unzoned) through 19 projects in New South Wales, Queensland, Victoria, South Australia and the Northern Territory. These projects are primarily located in growth corridors and are principally focused on large scale, low density residential land development projects (typically greater than 2,000 lots).

Delfin Lend Lease has displayed consistent growth in earnings since Lend Lease acquired Delfin in August 2001 as illustrated below:

Delfin Lend Lease


120.0
100.0
80.0
60.0
40.0
20.0
0.0
NPBT ($m)
60,000
50,000
40,000
30,000
20,000
10,000
0
Backlog Lots
2002
2003
2004
2005
Year to 30 June
Underlying NPBT
Profit on Sale of North Lakes Project
Backlog lots

Delfin Lend Lease has an established track record as a leading master-planned community developer. Delfin Lend Lease has:

- an estimated market share of approximately 10% in terms of vacant residential land lots sold in major population metropolitan regions in Australia;
- generated a significant return on capital in excess of 20% (pre tax) in each of the years ended 30 June 2003 and 2004;
- established a strong consumer brand in the urban community development industry; and
- achieved significant industry recognition through winning the National Urban Development Institute of Australia award for master-planned community three times in the last four years. The quality of the master-planned projects is also highlighted by the Westlakes and Golden Grove projects being awarded the FIABCI (International Real Estate Federation) award for the best residential development in 1992 and 1998 respectively.

Through planning, urban design and provision of infrastructure, Delfin Lend Lease has focused on large scale urban community development projects that provide:

- products for customers oriented towards creating a community environment, not just a residential subdivision;
- acceptable outcomes to governments by focusing on providing social, environmental and economic solutions;
- significant flexibility through offering a broad range of products as well as the staging of projects to suit market conditions; and
- long term projects with some diversity of earnings, with up to 15% of earnings from town centres, selected built-form developments and realty services.

Delfin Lend Lease has invested a low level of capital relative to the number of backlog land lots within its control, primarily through the adoption of a combination of third party capital land management model, joint venture arrangements and outright land ownership. The majority of the Delfin Lend Lease backlog land lots are the subject of land management arrangements, in which the land owners are generally paid for the land at the time of settlement of land sales to customers, providing a relatively capital efficient development model.

The Delfin Lend Lease projects are summarised below:

Delfin Lend Lease Project Portfolio Summary

Project	Region[1]	Ownership Arrangements[2]	Actual/ Forecast Start Date (First Sales)	Forecast End Date	Total Site Area (ha)[3]	Total Potential Lots	Backlog Lots at 30 June 2004
Projects Secured (Zoned)							
Nelsons Ridge	NSW	LMM	2003	2008	109	1,595	1,350
St Mary's	NSW	100%	2005	2018	1,500	5,350	5,350
Holroyd Gardens	NSW	LMM	1998	2006	7	290	200
Forest Lake	SEQ	100%	1992	2005	1,010	8,200	450
Springfield Lakes	SEQ	LMM	1998	2014	535	12,000	9,900
Varsity Lakes	SEQ	LMM	1998	2007	343	3,000	400
Waterford	SEQ	100%	2005	2010	150	1,200	1,200
Forest Gardens	FNQ	50% JV	1995	2011	246	1,599	750
Riverside Gardens	FNQ	100%	1997	2006	245	1,909	550
Caroline Springs	VIC	LMM 50% JV	1998	2013	800	8,083	4,000
Edgewater	VIC	100%	2001	2007	90	510	250
Pakenham	VIC	LMM	2001	2011	222	2,239	1,450
Craigieburn	VIC	LMM	1999	2007	400	3,196	1,200
Mawson Lakes	SA	LMM 50% JV,	1998	2009	620	3,790	1,750
The Chase	NT	100%	1996	2006	123	985	250
Fairway Waters	NT	100%	1996	2006	140	1,025	150
							29,200
Projects Secured (Unzoned)							
Yarrabilba	SEQ	LMM	2007	2030	2,063	16,000	16,000
Tanglewood	SEQ	LMM	2007	2014	341	1,800	1,800
Calderwood	NSW	LMM	2007	2015	533	4,000	4,000
Total Secured Backlog							**51,000**

(1) NSW (New South Wales); SEQ (South East Queensland); FNQ (Far North Queensland); VIC (Victoria); SA (South Australia); and NT (Northern Territory).

(2) LMM (land management model) refers to arrangements where the payment for land is in accordance with the forecast development program. JV refers to joint venture arrangements.

(3) Represents hectares.

The Delfin Lend Lease growth strategy includes:

- focusing on projects located in major growth corridors;
- focusing on large scale projects (typically greater than 2,000 lots), providing the opportunity to deliver communities with a sense of 'place' and product diversity offering a range of pricing points;
- offering geographic diversity through a portfolio of projects;
- expanding its presence in the Sydney market, which has a relative shortage of land supply and significantly higher average prices per lot; and
- continuing to expand built-form developments on selected sites and realty services.

Delfin Lend Lease has built a backlog of 10,900 lots in the Sydney area and 29,750 lots in South East Queensland. Given the land supply constraints and growth profiles of these markets, they are expected to contribute strong growth to Delfin Lend Lease.

Based on identified development opportunities that are currently being pursued, Delfin Lend Lease is targeting growth in its backlog to approximately 80,000 controlled land lots (zoned and unzoned) by 30 June 2006.

The Delfin Lend Lease business model and skill base provide longer term opportunities to expand on the Merged Group's urban development platform in the UK and the US.

Lend Lease Development

The LLD business has been repositioned to primarily focus on the development of high density (built-form), large scale urban residential projects, often including an integrated or mixed use element involving retail and/or commercial facilities.

The earnings and backlog units from LLD's development activities are illustrated below:

Lend Lease Development(1)


50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
NPBT ($m)
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Backlog Units
2002
2003
2004
2005
Year to 30 June
Reported NPBT
Backlog units

(1) Reported results exclude Asia earnings and include non residential earnings.

LLD has built a backlog in excess of 8,000 residential dwellings, 96,000m^2 of mixed use retail and 287,000m^2 of commercial office space in key locations in Sydney, South East Queensland and Melbourne. These locations include:

- sites adjacent to Sydney harbour and other waterfront locations at Jackson's Landing, Newington and St Patricks (Manly);
- sites adjacent to prime coastal locations at Hyatt Coolum and Twin Waters on the Sunshine Coast, Queensland;
- a central Surfers Paradise site on the Gold Coast, Queensland; and
- Victoria Harbour, a north-facing waterfront site near the Melbourne CBD.

LLD's current projects are primarily large scale, long term projects that are, in most cases, based on a third party capital land management model. This model provides flexibility in staging developments to meet the market's needs, which reduces the risk to the Merged Group.

The LLD projects are summarised below:

LLD Project Portfolio Summary

Project	Region	Land Ownership Structure[1]	Start Date	End Date	Site Area (ha)[2]	Total Units in the Development	Backlog Residential Units at 30 June 2004	Backlog Retail (m^2) at 30 June 2004	Backlog Commercial (m^2) at 30 June 2004
Rouse Hill[3]	NSW	LMM 51% JV	2005	2014	120	1,500	1,500	78,000	122,000
Newington	NSW	LMM 50% JV	1998	2006	90	2,000	500	–	–
St Patricks, Manly[4]	NSW	LMM 50% JV	2003	2008	26	142	100	–	–
Jackson's Landing	NSW	50% JV	1997	2008	12	1,800	550	–	–
Twin Waters Community	SEQ	LMM	1996	2005	150	1,100	220	–	–
Twin Waters Resort[3]	SEQ	51% JV	2004	2010	10	380	380	–	–
Hyatt Coolum	SEQ	100%	2004	2012	150	550	550	–	–
Victoria Harbour	VIC	LMM	2002	2017	30	2,200	2,200	18,000	165,000
Surfers Paradise[4]	SEQ	LMM	2005	2017	5	2,000	2,000	–	–
Total							**8,000**	**96,000**	**287,000**

(1) LMM refers to arrangements where the payment for land is in accordance with the forecast development program. JV refers to joint venture arrangements.

(2) Represents hectares.

(3) Owned 51% by LLD and 49% by GPT.

(4) Joint venture with a third party.

LLD's urban community projects target premium locations and have achieved significant industry recognition. The Twin Waters Residential Community was awarded the "World's Best Address" by FIABCI (International Real Estate Federation) in May 2004.

In the year ended 30 June 2004, LLD achieved sales of 257 dwellings from active development projects. Total backlog, including projects not yet active, is approximately 8,000 dwellings as at 30 June 2004.

Given that LLD's projects predominantly involve built-form, higher density product, BLL is able to provide project management and construction services, which will assist the Merged Group's risk management processes for such projects.

LLD's growth strategy includes:

- focusing on projects located in niche high value locations;
- focusing on large scale projects that provide the opportunity to utilise a land management model; and
- delivering projects in stages based on market demand and with appropriate pre-sale commitments.

The Rouse Hill and Twin Waters Resort development projects are joint ventures between LLD (51%) and GPT (49%). The joint ventures include change of control provisions granting each party a call option over the other party's interest in the event of a change of control of Lend Lease, GPT or GPT Management (including a non-Lend Lease group company becoming responsible entity for GPT).

Retirement By Design

Retirement By Design (**RBD**) provides an established platform to grow in the emerging senior living sector. RBD has been operating for over 20 years and currently asset manages approximately 1,900 retirement units across 12 villages and focuses on independent living units, serviced apartments and active adult developments. RBD derives its earnings from development returns on newly developed and sold stock as well as management fees on current units in its villages that are generally accrued and deferred until residents sell their unit (deferred management fees). RBD is not responsible for the provision of healthcare.

A backlog of around 200 units is available to expand certain of the current villages. In addition, opportunities have been identified for approximately 400 dwellings in proposed new retirement villages in several current Delfin Lend Lease master-planned communities (eg Nelsons Ridge and Caroline Springs).

Retirement By Design Portfolio of Villages

Village	Location	Tenure	Type	Current Units	Backlog Units[1]	Assets Under Management[2] ($m)
Abervale	Geelong, VIC	Long term lease	Fully managed	238	-	38.5
Fiddlers Green	Melbourne, VIC	Strata title	Fully managed	228	-	35.7
Forest Hills	Melbourne, VIC	Strata title	Fully managed	157	3	27.3
Highvale	Melbourne, VIC	Strata title	Fully managed	187	3	41.3
Peppertree Hill	Melbourne, VIC	Strata title	Fully managed	210	-	51.9
Burwood Terrace[3]	Melbourne, VIC	Long term lease	Fully managed	98	8	34.6
Glenaeon	Sydney, NSW	Long term lease	Fully managed	256	15	106.4
Pittwater	Sydney, NSW	Strata title	Fully managed	85	-	21.1
Lutanda Manor[4]	Sydney, NSW	-	Fully managed	135	-	35.3
The Terraces	Brisbane, QLD	Strata title	Limited service	30	88	9.5
Keperra	Brisbane, QLD	Long term lease	Fully managed	238	32	55.0
Trinity Green	Adelaide, SA	Loan/license	Fully managed	13	75	2.6
Delfin Lend Lease existing projects[5]	Various	N/A	N/A	N/A	376	-
Total				**1,875**	**600**	**459.2**

(1) Backlog units represent available land for future units.
(2) As at 30 June 2004. Represents assets owned by residents in villages that RBD manages.
(3) Burwood Terrace is a 50% joint venture.
(4) Lutanda Manor is owned by an investor syndicate and provides an annual management fee (which includes a share of deferred management fees).
(5) Includes Mawson Lakes, Pakenham, Caroline Springs and Nelsons Ridge.

RBD's growth strategy principally involves delivering active adult senior living accommodation to the over 55 years population demographic, which is the fastest growing demographic in Australia, to the projects within the current urban community development portfolio.

2.5.3 United Kingdom

Lend Lease's major urban community development in the UK is the Greenwich Peninsula project. It is a high profile master-planned community development project located in London and undertaken in joint venture with Quintain Estates in which Lend Lease holds a 51% interest. The project which will be delivered together with English Partnerships (the UK Government's regeneration agency) and Anschutz Entertainment Group, has the following attributes:

- 81 hectares (including Dome);
- 10,000 homes (including 3,800 affordable and key worker homes);
- 340,000m^2 of commercial space;
- 33,000m^2 of retail space; and
- a 630 bedroom hotel, a 26,000 capacity arena and complementary retail and entertainment space (to be delivered by Anschutz Entertainment Group).

Successful completion of planning agreements for each of the above was achieved on 18 June 2004. Profits are expected to start to emerge in the year ending 30 June 2006.

In the UK, housing starts have historically been constrained by the lack of available land due to a planning system that has restricted development. In response to the impact this has had on the supply and affordability of housing, the UK Government has developed new planning policies and frameworks that encourage:

- increased supply of housing;
- key worker accommodation;
- sustainable communities;
- higher density development;
- brownfield land development; and
- institutional investment.

Consequently, a number of development opportunities are emerging in newly created Government growth corridors. The Merged Group's skills and track record in urban community development position it well to capitalise on these opportunities. The Greenwich Peninsula project is an example of the opportunities in the UK urban development sector which the Merged Group will seek to capitalise on.

2.5.4 United States

The Actus Lend Lease business provides the Merged Group with a platform for urban and residential community development in the US. Lend Lease in the US has, through its interest in Actus Lend Lease been able to develop planning, development and delivery skills for large (3,000 units plus) integrated communities. To date, Actus Lend Lease has secured or obtained preferred bidder status for projects with projected expenditure of $4.7 billion representing a 25% share of the military housing privatisation projects by units tendered by the US Government to date.

Actus Lend Lease is 75% owned by Lend Lease and 25% owned by two principals who commenced the business. Lend Lease has agreed to acquire a further 12.5% of Actus Lend Lease from one of its principals. This will take its interest to 87.5% with the balance being owned by the other principal. The primary focus of Actus Lend Lease is the privatised military housing program for all branches of the US military.

To date, Actus Lend Lease has reached financial close or is preferred bidder on six projects providing more than 24,000 units of defence accommodation, as summarised below.

Actus Lend Lease Military Housing Projects Secured

Base	Status	Estimated Number of Units	Estimated Capital Spend[1] ($m)	Contract Length	Contract End Date
Fort Hood, Texas	Operational	5,900	397	50 years	2051
Beaufort Military Complex, South Carolina	Operational	1,700	199	50 years	2053
Fort Campbell, Kentucky	Operational	4,300	357	50 years	2054
Army RCI, Hawaii	Preferred bidder	7,700	2,899	50 years	2055
Hickam Air Force Base, Hawaii	Preferred bidder	1,300	362	50 years	2055
Fort Drum, New York	Preferred bidder	3,500	453	50 years	2055
Total		**24,400**	**4,667**		

(1) Over the initial development period for the project.

The privatisation contracts typically provide for the development and supply of housing units over an initial period of up to 10 years, together with ongoing maintenance for up to 50 years. Under the privatisation contracts, Actus Lend Lease typically receives development fees at financial close, design and construction fees over the initial construction period, and asset management fees and equity returns over the 50 year contract term. Following on from the initial construction period, Actus Lend Lease generally retains preferred rights to provide development, design and construction services over the balance of the 50 year term.

Actus Lend Lease aims to increase returns by delivering the backlog in the projects secured to date and maintaining Actus Lend Lease's share of military housing privatisation projects. In addition, the Merged Group will seek to extend the Actus Lend Lease business into:

- additional income streams through opportunities such as military barracks privatisations; and
- growth of a broader based urban community development business, via the Base Realignment and Closure (**BRAC**) program expected to be implemented from September 2005 and other large scale urban community development projects. Under the BRAC program approximately 80 military bases will be closed from 2005. A number of these bases are located near existing communities and could form the basis for master-planned urban community developments.

Other developments

Lend Lease has two additional development projects in the US comprising:

- the Piers Project in San Francisco involving the development of waterfront condominiums, office, retail and a cruise terminal. Lend Lease currently holds a 55% interest in the development joint venture; and
- the Gotham 80/20 housing project in New York. Lend Lease acquired a 50% interest in this project in 1999.

2.6 Bovis Lend Lease

2.6.1 Summary

BLL is a top 12 international project management and construction business by revenue with a recognised global brand and track record for having delivered many significant buildings across the globe. BLL has an extensive track record in the major markets in which it operates. In Australia, the business began as "Civil & Civic" in 1951. "Bovis" was established in the UK around 120 years ago, and expanded into the US in the late 1970s.

BLL provides design, project management and construction and other related services under a range of different contract types:

- fee-for-service contracts, which are relatively low risk with BLL receiving a cost reimbursement type fee – these accounted for approximately 53% of GPM derived in the year ended 30 June 2004 (excluding PFIs);
- fixed price contracts, under which BLL assumes design and/or construction risk - these accounted for approximately 47% of GPM derived in the year ended 30 June 2004 (excluding PFIs); and
- PFI contracts, under which BLL usually takes design and construction risk and enters into a 25-35 year maintenance contract.

In Europe, BLL's strategy is to continue to target the healthcare PFI market and to increase its presence in the defence and education PFI markets. Additionally, it plans to participate in the anticipated increase in construction activity in the next few years. In the US, BLL plans to focus on its niche market geographies and to continue to derive repeat business from its existing customers. It also plans to focus on the sports stadium sector which it views as a likely growth sector. In Asia Pacific, BLL's strategy is to focus on its core sectors and markets and to return the business to sustainable profits and growth.

Since Lend Lease acquired Bovis in 1999, BLL has delivered strong earnings as illustrated below:

Bovis Lend Lease


300.0
250.0
200.0
100.0
50.0
0.0
NPBT ($m)
2002
2003
2004
2005
Year to 30 June
Reported NPBT
Australian Project Losses

(1) The reported profit for the year ended 30 June 2002 includes corporate costs and global management charges which are not included in the 2003 and subsequent year results.

(2) The Australian project losses in 2004 represent a $79 million provision for losses on a number of residential and commercial projects.

The earnings contribution from each of the regions and key sectors in which BLL operates is highlighted below:

BLL GPM Contribution by Sector[1]



- 30% Commercial (incl. PFIs)
- 17% Retail
- 8% Education
- 8% Healthcare (incl. PFIs)
- 8% Residential
- 7% Mixed-use
- 7% Pharmaceutical
- 6% Communications
- 9% Other

BLL EBITDA Contribution by Region[2]



- 54% Europe
- 38% Americas
- 8% Asia Pacific

(1) GPM for the year ended 30 June 2004.
(2) Pro forma forecast BLL EBITDA for the year ending 30 June 2005.

As BLL's business is largely based on forward contract revenues, the secured future estimated GPM can be measured at any time. The secured GPM for BLL for the following 12 months as at 30 June 2004 relative to the four previous years, is summarised below:

GPM Secured at 30 June



Backlog GPM ($m)
600
500
400
200
100
0
2000
2001
2003
2003
2004

Over the last four years, BLL's forward GPM profile has changed to reflect a higher proportion of GPM to be realised over a longer timeframe as illustrated below:

Expected Forward GPM Realisation


70%
60%
50%
40%
30%
20%
10%
0%
2001
2002
2003
2004
As at 30 June
< 1 year
1-2 years
2 years +

As at 30 June 2004, BLL had secured backlog GPM for the year ending 30 June 2005 equal to approximately 56% (or 58% if projects for which BLL is preferred bidder are included) of its forecast GPM for the year. The balance of the forecast GPM for the year ending 30 June 2005 is expected to come from new work to be secured during the year.

Lend Lease believes BLL provides a number of advantages to the Merged Group including:

- in-house construction allows better cost/time assurance, more flexibility in construction process, better end-product outcomes and better optimisation of lifecycle costing;
- established, proven delivery skills;
- high return on capital business that runs with negative working capital;
- relatively low capital and risk platform for entry into new markets and geographies where appropriate. For example, the Merged Group is more likely to effectively identify and evaluate suitable investment acquisition opportunities in the US as a result of having a leading construction business dealing with developers on a day-to-day basis in that market;
- significant year-on-year growth potential if well managed and focused effectively; and
- captures a greater proportion of the value created in development projects.

2.6.2 BLL Australia/Asia

In Australia, BLL is a major participant in its chosen markets of retail, residential and commercial/office, but still only accounts for less than 5% of the construction sector. Importantly, BLL enables Lend Lease to have greater control over design and construction risks in developments conducted by the Merged Group and its managed funds. Currently, approximately 35-40% of BLL's GPM in Australia is earned from project management and construction for projects involving Lend Lease group companies or managed funds. This is expected to continue in the Merged Group with its retail and built-form residential development pipelines.

Since identifying a number of loss making BLL contracts in Australia in the year ended 30 June 2004, steps have been taken to reduce the risk of such an event in the future. In particular, Lend Lease replaced a number of the BLL Australian management team and reappointed Bob Johnston as CEO of this business. Lend Lease has also strengthened procedures to ensure compliance with its risk management systems and procedures.

BLL's Australian growth is expected to be driven by maintaining its market position in commercial, industrial and retail construction and a focus on regaining its market position in government contracting work and delivering on the internal residential pipeline.

In Asia, BLL's activities are primarily centred around selected multi-site and multi-national corporation project management and construction work in Japan, Singapore and China.

BLL Australia/Asia's secured backlog GPM at 30 June 2004 was $82.5 million and the expected realisation of this GPM is illustrated below:

BLL Australia / Asia Estimated GPM Realisation



78% Year ending 30 June 2005
19% Year ending 30 June 2006
3% Post 30 June 2006

2.6.3 BLL UK/Europe

In the UK, BLL is a leading project management and construction company with a focus on completing a relatively small number of large scale projects. The business is active across the office, healthcare, defence, retail, residential and multi-site sectors and regularly secures projects on a negotiated basis and also does fixed price work for a number of the major UK asset owning companies. BLL UK/Europe had a secured backlog GPM of $244 million at 30 June 2004 and the expected realisation of this GPM is illustrated below. Significant projects in that backlog include:

- the $1 billion design and build project for the BBC's new headquarters;
- the $1.2 billion Single Living Accommodation Modernisation (**SLAM**) project for the Defence Estates, the property arm of the UK Ministry of Defence; and
- the $0.7 billion refurbishment of the offices of the UK Government's Treasury department, delivered as part of a PFI.

The business has an active but more focused presence in select markets in Europe.

BLL UK/ Europe Estimated GPM Realisation



56% Year ending 30 June 2005
22% Year ending 30 June 2006
22% Post 30 June 2006

A key sector for Lend Lease in the UK is the PFI projects, particularly in the healthcare sector. Lend Lease has been successful in five of the last nine healthcare PFI bids and has an estimated market share of 15% of healthcare capital expenditure.

Lend Lease UK's healthcare business has consolidated its position as a leading partner for the UK National Health Service. Delivery of most new UK hospitals is now based on the PFI model, which typically involves a 25-35 year contract for finance, design, construction and maintenance. Following the completion of the construction phase, BLL then enters into the facilities maintenance phase for the remaining life of the contract. Over the next five to seven years, the UK's National Health Service plans to initiate £2 billion of renewal and refurbishment projects per annum across the UK. In addition, BLL is involved in other sectors of the PFI market, including defence and education.

Overview of Lend Lease PFI Contracts in the UK / Europe

Sector / Project	Construction Revenue ($m)[1]	Facilities Management Revenue Backlog ($m)[2]	Committed Equity ($m)[3]	Current Status	End Date
Healthcare					
Calderdale Hospital (UK)	228.1[4]	76.9	2.8	Operational	2031
Worcester Hospital (UK)	218.4[4]	121.3	4.1	Operational	2031
Hexham Hospital (UK)	73.0[4]	22.3	1.7	Operational	2033
Burnley Hospital (UK)	71.1	14.4	2.4	Under construction	2033
Brescia Hospital (Italy)	39.4	–	4.5	Under construction	2021
Roehampton Hospital (UK)	135.4	25.7	4.3	Under construction	2034
Havering (Romford) Hospital (UK)	519.9	36.5	17.9	Under construction	2040
Manchester Hospital (UK)[5]	973.5	103.7	–	Preferred bidder	2042
Leeds Hospital (UK)[5]	453.5	121.8	–	Preferred bidder	2037
Defence[6]					
SLAM (UK)[7]	1,194.8	–	–	Under construction	2009
South West Regional Prime (UK)[8]	498.7	–	–	Under construction	2011
Education					
Newcastle Schools (UK)	127.0	42.0	4.8	Under construction	2029
Lincoln Schools (UK)	46.2	15.5	2.8	Under construction	2032
Lilian Baylis School (UK)	34.4	12.6	2.1	Under construction	2029
Cork Maritime (Ireland)	78.4	23.6	5.6	Under construction	2029
Other					
Treasury 1 (UK)	299.2[4]	77.7	9.4	Operational	2037
Treasury 2 (UK)	376.1	66.7	10.3	Under construction	2037
Total	**5,367.1**	**760.7**	**72.7**		

(1) The construction profit after tax and backlog GPM associated with these projects is included in BLL.

(2) Facilities management revenue backlog disclosed is only for 10 years on an indexed basis. All PFI contracts run for 25-35 years.

(3) Committed equity refers to loan stock and equity contributions that have been paid or in which Lend Lease has a future commitment to invest. Lend Lease holds 50% of the equity in all PFI project companies, except for Calderdale Hospital where a 19.9% interest is held.

(4) The construction phase of these projects has been completed.

(5) Equity will be committed at financial close.

(6) Defence projects are procured as prime contracts, not under PFI.

(7) The SLAM project has no predetermined end date. It is however, expected to run off over five more years. SLAM involves building, refurbishing and maintaining the living accommodation at military bases across the UK. The project is being delivered by Debut Services Limited, a joint venture between BLL and Babcock International Group plc.

(8) South West Regional Prime involves delivering a range of multi-site construction projects for the three divisions of the armed forces in the south-west of England. The project is to be delivered by Debut Services (South West) Limited, a joint venture between BLL and Babcock International Group plc.

Lend Lease believes there are strong growth prospects in the UK construction market over the next eight to ten years, particularly in the office, retail, healthcare and housing sectors, which it is well positioned to benefit from given its existing market position and growth strategies.

2.6.4 BLL Americas

In the US, BLL is the number two ranked construction company by revenue, with a focus on the healthcare, multi-unit residential, government offices, pharmaceutical, senior living and commercial/office sectors in significant markets such as New York, Chicago, Boston, Washington, Princeton, Atlanta, Dallas, Los Angeles and San Francisco. The business has constructed a number of significant buildings including the Time Warner Center, 731 Lexington Avenue and Trump International Hotel & Tower in New York, the Hyatt Center in Chicago, and the Bank of America Corporate Center in Charlotte. It has also carried out restoration of the Statue of Liberty and New York's Grand Central Terminal.

BLL Americas has experienced a high level of repeat business, with 77% of business from repeat customers.

BLL Americas had a $195 million secured backlog GPM at 30 June 2004 and the expected realisation of this GPM is illustrated below:

BLL Americas Estimated GPM Realisation



- 68% Year ending 30 June 2005
- 25% Year ending 30 June 2006
- 7% Post 30 June 2006

BLL believes there are strong growth prospects in the US with significant opportunities in the healthcare, federal markets, community development and sports sectors. To exploit the sports opportunities which have a development pipeline of $22 billion - $41 billion, BLL has formed an alliance with a sports stadium specialist, Hunt, and has already secured one project and been shortlisted on a further three projects valued at $3 billion.

2.7 Discontinuing co-investments

While the divestment of the Lend Lease US real estate investment business and certain non-retail European and Asian real estate investment businesses is substantially complete, Lend Lease continues to hold co-investment interests predominantly in property funds. The management rights for most of these funds have been, or are proposed to be, sold. The book value of these co-investments as at 30 June 2004 was $341 million. Lend Lease is not obliged to invest any further capital in these funds, except in respect of the Lend Lease International Distressed Debt Fund, which is still managed by Lend Lease, and may call further capital until 31 December 2004.

Lend Lease intends to exit the majority of these co-investments in an orderly manner. Accordingly, Lend Lease will retain the majority of these co-investments until each fund is wound up in accordance with the respective trust deeds which is currently expected to occur between 2005 and 2009. Some of the funds hold leveraged investments in property assets. In some cases, these may be considered opportunistic investments. The values ultimately realised for these co-investments will depend on market conditions at the time of sale of each underlying asset.

These co-investments typically yield low or no income at present. The pro forma financial forecasts for the year ending 30 June 2005 in section 3.2 assume no income contribution from these co-investments on the basis that they are discontinued operations and any income would be reported separately.

As the co-investments are realised, the Merged Group will obtain the benefit of the capital released from these investments and intends to look for opportunities to reinvest that capital in assets that meet the Merged Group's strategic objectives and assist it to deliver its targeted income growth.

The co-investments are summarised below:

Co-investments – Discontinuing	Region	Book Value 30 June 2004 ($m)	Future Commitments ($m)	Total Commitments ($m)	Indicative Fund Liquidation
Lend Lease International Distressed Debt Fund	Asia	21.8	105.9	127.7	2009
Lend Lease European Real Estate Securities SICAV	Europe	20.3	–	20.3	Open ended
Value Enhancement Fund III	US	11.3	–	11.3	2005
Value Enhancement Fund IV	US	16.0	–	16.0	2007
Value Enhancement Fund V	US	48.8	–	48.8	2008
Yarmouth Capital Partners Limited Partnership II	US	39.2	–	39.2	2004
Lend Lease US Real Estate Securities	US	17.3	–	17.3	Open ended
Lend Lease Global Properties Fund SICAF	Global	142.6	–	142.6	2009
Other	Various	24.1	–	24.1	Various
Total		**341.4**	**105.9**	**447.3**	

2.8 Organisation profile

2.8.1 Overview of boards

Following the Merger, it is intended that the boards of Lend Lease and GPT Management will comprise directors common to each board. The boards of the Merged Group will initially comprise four non executive directors from the current Lend Lease board and three independent directors from the current GPT board and will be chaired by David Crawford.

The boards of the Merged Group will have a committee structure to perform the functions now performed by the Lend Lease board committees and may include new committees and/or responsibilities to reflect the needs of the Merged Group.

The boards of the Merged Group will include Greg Clarke in his capacity as Managing Director and Chief Executive Officer of the Merged Group.

The Merged Group intends to add suitably qualified independent directors to the boards following implementation of the Merger.

As previously announced by Lend Lease, Ms Curin has resigned from the position of Finance Director of Lend Lease. Ms Curin has agreed to continue in her role until a successor is appointed. Ms Curin will step down from the Lend Lease board following implementation of the Merger.

2.8.2 Profiles of board members

The names, qualifications and experience of the proposed directors of the Merged Group from the current Lend Lease board are outlined below:

David A. Crawford, Chairman (Non Executive), Age 60

Mr Crawford joined the Lend Lease board in July 2001 and was appointed Chairman in May 2003. He is a Member and former Chairman of the Risk Management and Audit Committee.

Previously, Mr Crawford was National Chairman of the Australian firm of KPMG. He has extensive accounting and business experience having worked with many large corporations and governments. His qualifications are Bachelor of Commerce and Bachelor of Laws from the University of Melbourne. He is a Fellow of The Institute of Chartered Accountants in Australia.

Mr Crawford is a non executive director of BHP Billiton Limited, Foster's Group Limited, National Foods Limited and Westpac Banking Corporation and Chairman of the Australian Ballet. He is also a member of the Advisory Board of Allens Arthur Robinson and Treasurer of the Melbourne Cricket Club.

Greg A. Clarke, Managing Director (Executive), Age 46

Mr Clarke was appointed Managing Director and Chief Executive Officer of Lend Lease in December 2002 and is a member of the Personnel and Organisation Committee.

Mr Clarke brings more than 20 years' experience in international business development and operations through career roles including Vice President, Cellular (Paris) for Nortel Communications; Chief Executive Mobile, C&W Mobile plc; and Chief Operating Officer, and CEO, Cable & Wireless Communications plc. His qualifications are BA (Hons) Business Studies and MBA.

Mr Clarke is a non executive director of British United Provident Association, the largest private health provider in the UK, and Leicester City Football Club plc.

G. Gordon Edington, (Non Executive), Age 59

Mr Edington joined the Lend Lease board in 1999 and is Chairman of the Risk Management and Audit Committee and a member of the Personnel and Organisation Committee.

Qualified as a Chartered Surveyor, Mr Edington brings to the board extensive UK and international experience in the property sector. Mr Edington was a director of BAA plc and Chairman of BAA International. He joined BAA plc in 1988, became a member of the board in 1991 and has been the Chairman of six BAA companies. He is a past President of the British Property Federation, was the Chairman of a UK property company Greycoat Estates Limited and was a member of the Bank of England Property Forum. He has also been involved with a number of charitable organisations.

Mr Edington is Chairman of Garden Park Investments Limited and Chairman of the Trustees of NCH, a leading UK children's charity.

Peter C. Goldmark, (Non Executive), Age 63

Mr Goldmark joined the Lend Lease board in 1999 and is Chairman of the Personnel and Organisation Committee.

Mr Goldmark is Director, Climate and Air Program at Environmental Defense, a US based non-profit environmental advocacy organisation. He was the Chairman and CEO of The International Herald Tribune in Paris between 1998 and 2003. Prior to this, he was for 10 years the President and CEO of the Rockefeller Foundation in New York. He has held the positions of Senior Vice President of the Times-Mirror Corporation, Executive Director of the Port Authority of New York and New Jersey and Director of the Budget for the State of New York. A writer and speaker on world affairs. Mr Goldmark graduated with a BA from Harvard College, Government Department, magna cum laude. He brings to Lend Lease his wide experience as a CEO and senior executive in the private and public sectors, both in the US and internationally.

Mr Goldmark is a director of the Whitehead Institute, Massachusetts Institute of Technology.

Richard A. Longes (Non Executive), Age 59

Mr Longes joined the Lend Lease board in 1986 and was appointed Deputy Chairman in January 2000. He is a member of the Risk Management and Audit Committee.

Mr Longes is an Executive Director of Investec Bank (Australia) Limited. He was previously an executive director of Lend Lease, a principal of the Corporate Advisory and Private Equity Group of Wentworth Associates and a partner of the legal firm Freehills. Mr Longes' qualifications are BA, LLB, and MBA.

Mr Longes is Chairman of GPT Management and a director of Boral Limited and Metcash Trading Limited. He is also a director of the National Institute of Dramatic Art and the Bangarra Dance Theatre.

The names, qualifications and experience of the GPT Independent Directors from the current board of GPT Management are outlined below. If the Merger is approved, it is intended that three of these directors will be invited to become directors of the Merged Group.

Peter C. Joseph OAM (Non Executive), Age 62

Mr Joseph joined the GPT Management board in April 2003. He is a member of the Audit and Risk Management Committee and the Chairman of the Nomination and Remuneration Committee.

Mr Joseph is a career investment banker and experienced company director who has had a close involvement with the BT Financial Group for nearly 30 years. He was a non executive director of the responsible entities of most of the BT funds, including a number of the BT property trusts. Since Westpac acquired the funds management arm of BT, Mr Joseph has resigned his directorships with that group. He was also a director for the Peter Kurts Properties Group for 12 years. He has a Bachelor of Commerce degree and a Masters degree in Business Administration.

Mr Joseph is currently the chairman of Dominion Mining Limited, the St James Ethics Centre and the Black Dog Institute. He has just stepped down as Chairman of St Vincents and Mater Health. He sits on the boards of a number of other charitable organisations and private companies. In 2000 Mr Joseph was awarded a Medal in the Order of Australia and in 2001 a Centenary Medal.

Malcolm M. Latham AM (Non Executive), Age 68

Mr Latham joined the GPT Management board in August 2000. He is a member of the Nomination and Remuneration Committee.

Mr Latham has been Executive Chairman of the National Capital Development Commission in Canberra, a member of the New Parliament House Construction Authority, Chairman of the South Sydney Development Corporation and a senior executive in Lend Lease Corporation. He is currently a director of the Hornery Institute, a non-profit foundation involved in skilling people for jobs and in helping communities improve the places in which they live and work.

Mr Latham has broad experience in urban development and planning, in public office and business, in Australia, the United Kingdom, Canada and New Zealand.

Ken J. Moss (Non Executive), Age 59

Dr Moss joined the GPT Management board in August 2000. He is the Chairman of the Audit and Risk Management Committee.

Dr Moss was brought up and educated in Newcastle where he worked for BHP and Howard Smith. He graduated from Newcastle University with a Bachelor of Engineering degree and a PhD in Engineering. He joined the GPT Management board following his retirement as Managing Director of Howard Smith in August 2000.

Dr Moss is a non-executive director of Adsteam Marine Limited. He is also Chairman of Boral Limited and Centennial Coal Company Limited and a board member of the Australian Maritime Safety Authority.

Elizabeth A. Nosworthy (Non Executive), Age 58

Ms Nosworthy joined the GPT Management board in 1998. She is a member of the Audit and Risk Management Committee.

Previously, Ms Nosworthy was a commercial partner in a national law firm where she specialised in financing work, including infrastructure financing. She holds Bachelor Degrees in Arts and Law from the University of Queensland and a Master of Laws from the London School of Economics. She is a Fellow of the Australian Institute of Company Directors. She has held a wide range of directorships in both the private and the public sectors.

Ms Nosworthy is currently Deputy Chairman of Babcock & Brown Limited and Chairman of Commander Communications Limited and Stanwell Corporation Limited. She is a director of Ventracor Limited. She is also an Adjunct Professor of Law at the University of Queensland and a Council Member of the National Gallery of Australia.

2.8.3 Overview of Operations Senior Management

The operating management team for the Merged Group is illustrated below. The experience and responsibilities of each proposed senior management team member are outlined below:


Chief Executive Officer Greg Clarke
Investment Management & Retail Nic Lyons
Development & Construction Asia Pacific & Americas Ross Taylor
Development & Construction EMEA, Global Markets, IT Adrian Chamberlain
Investment Management Chief Operating Officer Michael O'Brien
Urban Community Development Asia Pacific Rod Fehring
BLL John Spanswick
Retail Asia Pacific Mark Fookes
BLL Asia Pacific Bob Johnston
Health/PFI Dougie Sutherland
Investment Management & Retail Singapore David Kirkby
Urban Community Development US Peter Koziol
Urban Community Development Europe Keith Perry
Wholesale Asia Pacific Rob Hattersley
BLL Americas Pete Marchetto
Global Alliance Mike Bellaman

Mike Bellaman, CEO Global Alliance

Mr Bellaman has been employed by the Lend Lease group for 17 years. He progressed through the BLL organisation in the US operations from project management to Principal in Charge of the Washington DC operations. Since 2002, Mr Bellaman has been responsible for Lend Lease's oil retail sector globally.

Adrian Chamberlain, CEO Development & Construction Europe, Middle East & Africa, Global Markets & IT

Mr Chamberlain joined Lend Lease in September 2003, when he was appointed CEO of Lend Lease's operations in Europe, the Middle East and Africa. Mr Chamberlain has extensive international experience, most recently as CEO for Global Services and Europe/Asia with Cable & Wireless plc.

Rod Fehring, CEO Urban Community Development Asia Pacific

Mr Fehring worked as General Manager, Property with Australian Defence Industries prior to becoming Chief Operating Officer of the Victorian Urban Land Corporation. He subsequently joined Delfin, prior to its acquisition by Lend Lease and has been the CEO of Delfin Lend Lease since 2002.

Mark Fookes, Head of Retail Asia Pacific

In a 16 year career with Lend Lease, Mr Fookes has extensive experience in retail development, property and investment management. He has worked as General Manager Retail Property Management and Leasing and Portfolio Manager for GPT's Retail Portfolio prior to being appointed General Manager of the Lend Lease Retail Group in Australia.

Rob Hattersley, Head of Wholesale Funds Management Asia Pacific

Mr Hattersley has been involved in the real estate investment and funds management industry for 17 years. After 12 years with the Mirvac group, including roles as General Manager Mirvac Property Trust and director of Mirvac Investments, Mr Hattersley joined Lend Lease in 2000. In 2002, Mr Hatterlsey was appointed Head of Wholesale Funds for Lend Real Estate Investments Asia Pacific.

Bob Johnston, CEO BLL Asia Pacific

Mr Johnston joined Civil & Civic in 1988 and progressed through the organisation in Australia and Singapore. In 1999, he was appointed to his current role but was seconded as Chief Operating Officer of US Real Estate Investments for 2001 to 2003 before returning to Australia in January 2004 and resuming the role of CEO for BLL Asia Pacific.

David Kirkby, CEO Singapore Lend Lease Investment Management & Retail

Mr Kirkby joined Lend Lease in 1991 as an asset manager with responsibility for a portfolio of assets across Australia. From 1994 to 1998, Mr Kirkby acted as Fund Manager responsible for the management of all separate accounts in the Property Investment Services Group in Sydney. Mr Kirkby launched REP in December 1999 with support from eight of Australia's largest superannuation funds and institutions. Mr Kirkby joined the Singapore business and APIC team in early 2002.

Peter Koziol, CEO Urban Community Development US

Mr Koziol joined Actus Lend Lease in 1999. Before joining Actus Lend Lease, Mr Koziol directed the Capital Markets Division of Connell Finance Company, a boutique investment bank in New York specialising in project finance for both real estate and equipment assets. Prior to Connell Finance Company, Mr Koziol was a Vice President with the capital markets group of Lehman Brothers in New York, and prior to that a certified public accountant with KPMG.

Nic Lyons, CEO Investment Management & Retail

Mr Lyons is responsible for overseeing the management of the investment portfolio of the Merged Group, the property funds management business and the retail operations and development activities. Mr Lyons' previous roles with Lend Lease included CEO of GPT Management and more recently CEO of Lend Lease Real Estate Investment operations in Asia Pacific. Prior to joining Lend Lease in 2000, Mr Lyons held a range of senior positions in the property and property funds industry where he has nearly 25 years of experience including more recently at ING and Guardian Funds Management Limited.

Pete Marchetto, CEO BLL Americas

Mr Marchetto joined then Lehrer McGovern (now BLL) in 1979. Mr Marchetto until recently held the role of President of BLL Americas Northwest Central region. In March 2004, he was appointed to the role of Chief Operating Officer of BLL Americas.

Michael O'Brien, COO Investment Management

Mr O'Brien joined Lend Lease in 1989 and held various roles in the Lend Lease Retail Group before becoming Retail Portfolio Manager for GPT in 1996. In 2000, Mr O'Brien was appointed as CEO of Lend Lease Retail Group before moving to Singapore to run the Lend Lease managed APIC enhanced real estate fund. Mr O'Brien returned to Australia as fund manager of GPT in May 2002.

Keith Perry, CEO Urban Community Development Europe

Mr Perry has worked for Bovis for over 15 years. He progressed through the organisation in various finance roles. Following Lend Lease's acquisition of Bovis in 1999, Mr Perry became CFO for the European Development business and in 2001 was appointed as CEO Retail and Urban Communities.

John Spanswick, CEO BLL Europe, Middle East & Africa

Mr Spanswick has worked for Bovis for over 40 years, was appointed to the main board of Bovis in 1980 and appointed Chief Executive of BLL in July 2000. Mr Spanswick is currently responsible for all of BLL's construction activities in the UK, Europe and Middle East with 2,500 employees in 20 countries.

Dougie Sutherland, CEO Healthcare & PFIs Europe

Mr Sutherland joined Lend Lease as CEO of the Healthcare PFI business in April 2004. Prior to joining Lend Lease, Mr Sutherland was employed by Amey, where he was responsible for Amey's PFI bidding and investments. Mr Sutherland has 10 years' experience in developing, negotiating and managing PFI projects for both the Public and Private Sectors.

Ross Taylor, CEO Development & Construction Asia Pacific and Americas

Mr Taylor joined Lend Lease in 1985 as an engineer and after holding several positions became Managing Director of Lend Lease Singapore in 1992. In 1995, he was appointed Managing Director of Lend Lease's project management and construction business, then known as Civil & Civic, Lend Lease Interiors and Lend Lease Design Group. He was instrumental in growing Lend Lease from a largely Australian based company with offshore interests, to a company of global scale through the acquisition of Bovis in 1999. Following this acquisition, he was appointed global CEO of BLL. In 2001, Mr Taylor's responsibilities were expanded to include Lend Lease's development activities around the world where he oversaw the expansion in Australia into the various residential businesses. In 2003, he moved back to Australia to take up the role of CEO Asia Pacific.

2.8.4 Impact on Employees

Lend Lease expects that the Merger will have little impact on the employment arrangements for the majority of its employees. Other than as set out below, Lend Lease expects that the majority of present employment arrangements will continue to operate as before and will be unaffected by the Merger. The GPT management team, who are all Lend Lease employees, will continue to be employed by Lend Lease.

In the short term, the following changes are expected to occur:

- to manage the Merged Group, the board and senior management arrangements referred to in sections 2.8.1, 2.8.2 and 2.8.3 will be put in place. Whilst both these will involve proven, experienced senior managers from Lend Lease and GPT, there will be some reorganisation to optimise the business opportunities offered by the Merged Group; and
- Lend Lease expects that the cost savings described in section 3.5 will mean that approximately 350 employees will be made redundant following implementation of the Merger. This represents approximately 4.4% of the total number of employees globally.

In the medium term, the following changes are expected to occur:

- incentive compensation targets will be reset to take account of the Merged Group's structure. For example, some senior management objectives and bonus targets will be revised. As part of this process, management incentive plans will be implemented to ensure management remuneration is linked to achieving performance goals such as those described in this document;
- Lend Lease has an existing Long Term Incentive Plan which vests after three years, subject to a Total Shareholder Return performance condition. If Lend Lease achieves a Total Shareholder Return ranking of median against a comparator group of 18 international property organisations, 25% of the grant vests. The percentage of the grant paid increases on a linear sliding scale up to achievement of the fifth ranking (approximately the 75th percentile). At this point and above, the full value of the grant vests. Following the Merger, the scheme will be retained in its current form but the comparator group will be revised and other changes made to reflect the Merger; and
- changes will be required to employee share plans to reflect the new structure of the Merged Group for those employees who participate in employee share plans. They will have the opportunity to participate in the Merger through the Stapled Securities being held in the plans and may also be given the opportunity to participate in the Off-Market Buy-Back for their existing shares.

  However, the share plans will need to be reviewed in light of the respective tax jurisdictions in which they operate after the Merger. Whilst considerable work has been done on this pre-Merger, plans will be finalised after the Merger has been implemented, and employees will be advised accordingly. It is intended that share plans will continue to play an important part in employee compensation in the Merged Group.

In the longer term, Lend Lease expects that many of its employees will benefit from the enhanced career opportunities that the Merged Group will offer.

3. FINANCIAL INFORMATION

3.1 Introduction

This section includes the following financial information:

- the consolidated pro forma historical statements of financial performance of the Merged Group for the years ended 30 June 2003 and 30 June 2004 (**Consolidated Pro Forma Historical Statements of Financial Performance**) assuming that Lend Lease and GPT had been merged for the entire period (refer section 3.2);
- the consolidated pro forma forecast statement of financial performance of the Merged Group for the year ending 30 June 2005 (**Consolidated Pro Forma Forecast**) assuming that GPT and Lend Lease had been merged for the entire period (refer section 3.2). A reconciliation between the Consolidated Pro Forma Forecast and the forecast consolidated statutory profit for the year ending 30 June 2005 (**Statutory Accounting Forecast**) is set out in section 3.6;
- the forecast distribution statements for the year ending 30 June 2005 (refer section 3.2);
- the stand alone pro forma historical statements of financial performance of GPT and Lend Lease for the years ended 30 June 2003 and 30 June 2004 and the stand alone pro forma forecast statements of financial performance of GPT and Lend Lease for the year ending 30 June 2005 (refer sections 3.3 and 3.4);
- the assumptions on which the Consolidated Pro Forma Historical Statements of Financial Performance, the Consolidated Pro Forma Forecast and the Statutory Accounting Forecast are based (refer sections 3.3 to 3.7);
- sensitivity analysis quantifying the impact of changes in certain key assumptions underlying the Consolidated Pro Forma Forecast (refer section 3.8). The presentation of the sensitivity analysis is not intended to be predictive of the likely range of outcomes;
- the consolidated pro forma statement of financial position as at 30 June 2004 of the Merged Group, consisting of the consolidation of the GPT and Lend Lease statements of financial position as at 30 June 2004 assuming the Merger had occurred as at that date (refer section 3.10);
- the consolidated pro forma historical statements of cash flows of the Merged Group for the years ended 30 June 2003 and 30 June 2004, assuming that GPT and Lend Lease had been merged for the entire period (refer section 3.11);
- a summary of the Merged Group's proposed financing arrangements and credit rating (refer sections 3.11 to 3.13); and
- a summary of risk factors that could impact the financial performance of the Merged Group (refer section 3.17).

The financial information has been prepared in accordance with Australian GAAP and the specific accounting policies discussed in section 3.16. The financial information is presented in an abbreviated form and does not contain all the disclosures that are usually provided in an annual report prepared in accordance with the Corporations Act.

Section 3.15 details the key potential implications of adopting IFRS and sets out reconciliations between IFRS and Australian GAAP. The Merged Group will report under IFRS for the first time in the year ending 30 June 2006.

For Lend Lease Shareholders and GPT Unitholders resident in the US, there are significant differences between Australian GAAP and US GAAP and these differences might be material. The financial information included in this Explanatory Memorandum was prepared with a view towards compliance with Australian practice and not SEC guidelines and rules. US resident Lend Lease Shareholders and GPT Unitholders are referred to section 11 for further information.

The Consolidated Pro Forma Forecast and Statutory Accounting Forecast should be read together with the assumptions underlying their preparation as set out in sections 3.3 to 3.7, the Investigating Accountant's Report prepared by KPMG Transaction Services on the Consolidated Pro Forma Forecast and Statutory Accounting Forecast in section 4, the risk factors set out in section 3.17 and other information contained in this Explanatory Memorandum. No party guarantees the future performance of the Merged Group.

The Consolidated Pro Forma Historical Statements of Financial Performance for the years ended 30 June 2003 and 30 June 2004 have been reviewed by KPMG and its report is included in section 4.

In addition, Greenwoods & Freehills Pty Limited's report on the Australian taxation implications of being an Australian tax resident Stapled Security holder is included in section 6.

3.2 Consolidated Pro Forma Historical and Consolidated Pro Forma Forecast Statements of Financial Performance

3.2.1 Basis of preparation

Consolidated Pro Forma Historical Statements of Financial Performance
In respect of the years ended 30 June 2003 and 30 June 2004, the Consolidated Pro Forma Historical Statements of Financial Performance are derived from the consolidation of:

- the stand alone GPT pro forma historical statements of financial performance;
- the stand alone Lend Lease pro forma historical statements of financial performance which exclude discontinued operations; and
- the transactions required to effect the Merger including the relevant Merged Group transaction adjustments.

Pro forma historical financial performance is presented before interest, tax, depreciation and amortisation (**EBITDA**) as the Merged Group will in the future be operating under a different capital structure.

The stand alone Lend Lease pro forma historical statements of financial performance have been extracted from the 30 June 2003 and 30 June 2004 year audited financial statements and exclude the results of discontinued operations and the financial impact of Lend Lease's interest in IBM Global Services Australia Limited (**IBMGSA**) which was sold during the year ended 30 June 2004. This enables the pro forma historical information to be presented on a basis consistent with the Merged Group structure and the Consolidated Pro Forma Forecast. A reconciliation between the EBITDA extracted from the audited financial statements and pro forma EBITDA for the years ended 30 June 2003 and 30 June 2004 is included in section 3.9. KPMG, as auditor of Lend Lease, issued unqualified audit opinions in relation to the Lend Lease financial statements for the years ended 30 June 2003 and 30 June 2004.

The GPT audited financial statements are prepared based on a 31 December balance date for statutory reporting purposes. The stand alone GPT pro forma historical statements of financial performance presented in this section have been extracted from audited financial statements in order to prepare financial information on a consistent basis with the Lend Lease 30 June year end. PricewaterhouseCoopers, as auditor of GPT, issued unqualified audit opinions in relation to the financial statements for the years ended 31 December 2002 and 31 December 2003 and the six months ended 30 June 2002, 30 June 2003 and 30 June 2004. There were no adjustments made to the audited statements of financial performance of GPT in any of the periods noted above other than to align the financial information to the Lend Lease 30 June balance date.

Consolidated Pro Forma Forecast and Statutory Accounting Forecast
In respect of the year ending 30 June 2005, the Consolidated Pro Forma Forecast is derived from:

- the stand alone GPT pro forma forecast statement of financial performance for the year ending 30 June 2005 prepared on a business-as-usual basis, assuming the Merger does not occur;
- the stand alone Lend Lease pro forma forecast statement of financial performance for the year ending 30 June 2005 prepared on a business-as-usual basis, assuming the Merger does not occur;
- the cost savings which are forecast to be implemented following the Merger; and
- the Merged Group transaction adjustments including the elimination of forecast transactions between GPT and Lend Lease, the amortisation of estimated goodwill arising as a result of the Merger, additional financing costs on the revised capital structure, and the alignment of accounting treatments of the Merged Group.

This is provided for illustrative purposes in order to present the Consolidated Pro Forma Forecast on a basis which assumes the Merger had occurred on 1 July 2004 and the cost savings had been realised for a full year.

The Consolidated Pro Forma Forecast and the Statutory Accounting Forecast, including the assumptions on which they are based and the sensitivity to changes in the assumptions, have been prepared by the management of GPT and Lend Lease and adopted by the GPT Directors and Lend Lease Directors. The GPT Directors and Lend Lease Directors are responsible for the inclusion of all forecast information in this Explanatory Memorandum. The Consolidated Pro Forma Forecast and Statutory Accounting Forecast have been presented in this Explanatory Memorandum to provide investors with a guide to the potential future financial performance of the Merged Group.

The assumptions underlying the forecasts reflect the best estimates of the GPT Directors and Lend Lease Directors based on present circumstances of anticipated economic and market conditions and the implementation of management's business strategies. While these assumptions are considered to be appropriate and reasonable at the time of preparing the Consolidated Pro Forma Forecast and Statutory Accounting Forecast, many factors which may affect the results are outside the control of the Merged Group and the directors or may not be capable of being foreseen or accurately predicted. Accordingly, actual results may vary materially from the Consolidated Pro Forma Forecast and Statutory Accounting Forecast. Investors are advised to review the assumptions in sections 3.3 to 3.7 and risk factors in section 3.17 and make their own assessment of the future performance and prospects of the Merged Group.

Lend Lease Shareholders and GPT Unitholders who are resident in the US should refer to section 11 for further comments on the basis of preparation of the Consolidated Pro Forma Forecast.

Distribution statements

The forecast stand alone pro forma distributions for GPT and Lend Lease for the year ending 30 June 2005 are based on the forecast stand alone pro forma profit after tax for each entity as set out in section 3.2.2 and after applying each entity's distribution or dividend policy.

The forecast stand alone pro forma GPT distribution assumes that 100% of underlying earnings will be distributed which is in accordance with the current GPT distribution policy.

The forecast stand alone pro forma Lend Lease dividend assumes that 70% of profit after tax will be distributed. This represents the midpoint under the existing Lend Lease dividend policy range of between 60% and 80%. No adjustment has been made to add back non cash items or one off costs associated with the Merger.

The consolidated pro forma forecast distribution of the Merged Group for the year ending 30 June 2005 is based on the Consolidated Pro Forma Forecast as set out in section 3.2.3 and represents the total pro forma distributions from both entities. The consolidated pro forma forecast distribution of the Merged Group will be based on the results of the individual entities, rather than the consolidated results. This will comprise a distribution from GPT and a dividend paid by Lend Lease.

The consolidated pro forma forecast distribution is indicative only and should be read together with the assumptions underlying the Consolidated Pro Forma Forecast and the distribution policy in section 3.14. The consolidated pro forma forecast distribution on Stapled Securities reflects a payout ratio of 100% of the consolidated pro forma profit after tax before goodwill amortisation, inter-entity eliminations, deferred tax on distributions on Unstapled Units and one off items, including Merger costs. It is possible that distributions may be required to be sourced in part from retained earnings of Lend Lease or from capital of GPT.

Taxation

GPT is not liable to income tax including capital gains tax, provided security holders are presently entitled to all of the net income of GPT. The financial disclosures in this Explanatory Memorandum to the extent they refer to profit after tax or consolidated profit after tax, only include tax related to Lend Lease.

3.2.2 Summary financial information

The Consolidated Pro Forma Historical Statements of Financial Performance together with the stand alone and Consolidated Pro Forma Forecast are shown in the table below:

	Consolidated Pro Forma Historical Statements of Financial Performance		Consolidated Pro Forma Forecast				
	2003 ($m)	2004 ($m)	GPT Stand Alone 2005 ($m)	Lend Lease Stand Alone 2005 ($m)	Cost Savings 2005 ($m)	Merged Group Transaction Adjustments 2005 ($m)	Consolidated Pro Forma Forecast 2005 ($m)
GPT EBITDA	473	517	599	–	–	–	599
Lend Lease EBITDA	344[1]	382[1]	–	485	–	–	485
Merged Group adjustments	(25)	(42)	–	–	81	(49)	32
EBITDA	**792**	**857**	**599**	**485**	**81**	**(49)**	**1,116**
Amortisation			–	(44)	–	(16)	(60)
Depreciation			–	(13)	2		(11)
EBIT			**599**	**428**	**83**	**(65)**	**1,045**
Net interest			(145)	(3)	–	(114)	(262)
Profit before tax			**454**	**425**	**83**	**(179)**	**783**
Tax expense			–	(147)	(23)	7	(163)
Minority interests[2]			–	(11)	–	–	(11)
Net profit after tax and minority interests[2]			**454**	**267**	**60**	**(172)**	**609**
Net profit after tax and minority interests excluding amortisation			**454**	**311**	**60**	**(156)**	**669**

(1) Refer to section 3.9 for reconciliation of pro forma EBITDA to reported EBITDA.
(2) Minority interests exclude the 81.3% interest in GPT not owned by Lend Lease.

The financials set out in this table are based on the assumptions set out in sections 3.2.1, 3.5, 3.6, 3.7 and 3.8.

The consolidated pro forma EBITDA for the years ended 30 June 2003 and 30 June 2004 does not include the after-tax cost savings of $60 million which are expected to be achieved following the Merger. These savings are included in the Consolidated Pro Forma Forecast.

3.2.3 Forecast distribution statements

The forecast distribution statements for the year ending 30 June 2005 are shown in the table below:

	GPT Stand Alone Pro Forma Forecast 2005 ($m)	Lend Lease Stand Alone Pro Forma Forecast 2005 ($m)	Consolidated Pro Forma Forecast 2005 ($m)
Net profit after tax and minority interests[1]	**454**	**267**	**609**
Add back:			
Merged Group adjustments	–	–	61[2]
Amortisation of goodwill	–	–	60
Distributable earnings	**454**	**267**	**730**
Number of securities on issue (millions)	2,017	399	897[3]
Forecast distribution per security (cents)	22.5	46.8	81.4[4]
Forecast distributions per equivalent security assuming reinvestment of the special dividend and distributions			
– Per existing GPT Unit[5] (cents)			26.4
– Per existing Lend Lease Share[5] (cents)			83.2

(1) Minority interests exclude the 81.3% interest in GPT not owned by Lend Lease.

(2) Merged Group adjustments comprise inter-entity eliminations of $41 million (as set out in section 3.5), $12 million of deferred tax on Unstapled Units (as described in section 3.14.3) and a further $8 million adjustment to align Lend Lease and GPT accounting treatment.

(3) As at the date of this Explanatory Memorandum, Lend Lease and GPT have 398,675,475 Lend Lease Shares and 2,016,716,610 GPT Units on issue respectively. On implementation of the Merger, Lend Lease and GPT are expected to have 897,057,039 Lend Lease Shares and 897,057,039 GPT Units (excluding Unstapled Units) on issue respectively (assuming that the $388 million Off-Market Buy-Back is completed in full and 32.3 million Lend Lease Shares are bought back at an illustrative price of $12 per Lend Lease Share).

(4) Distribution per Stapled Security based on pro forma earnings as if the Merger was implemented on 1 July 2004 and assuming that the $388 million Off-Market Buy-Back is completed in full and 32.3 million Lend Lease Shares are bought back at an illustrative price of $12 per Lend Lease Share. The total value of Lend Lease Shares bought back under the Off-Market Buy-Back (if any) and the Buy-Back Price may differ from these values.

(5) Assuming the special dividend of 23.8 cents per Lend Lease Share and special distribution (excluding pre-Merger period amounts) of 65.6 cents per GPT Unit (assuming the GPT Cash-Out Option is not used) are reinvested based on the GPT Cash-Out Option price of $3.48 and the Merger terms.

The financials set out in this table are based on the assumptions set out in sections 3.2.1, 3.5, 3.6, 3.7 and 3.8.

GPT's distributions have historically included a tax deferred component. The quarterly distributions for the year ended 30 June 2004 included tax deferred components of between 42.2% and 47.8%. GPT expects that future distributions will continue to include a tax deferred component.

Dividends paid by Lend Lease from time to time have been paid as fully franked or unfranked dividends. The last three Lend Lease dividends have been unfranked. Lend Lease expects that dividends will be partly franked from the year commencing 1 July 2005.

Refer to the Taxation Report in section 6 for further information on the general Australian taxation implications of dividends and distributions for Stapled Security holders.

3.3 Stand alone GPT pro forma historical and pro forma forecast financial information

3.3.1 Summary financial information

The table below sets out the stand alone GPT pro forma historical statements of financial performance for the years ended 30 June 2003 and 30 June 2004 and the stand alone GPT pro forma forecast statement of financial performance for the year ending 30 June 2005:

	Pro Forma Historical		Pro Forma Forecast
	2003[1] ($m)	2004[1] ($m)	2005[1] ($m)
Net property income[2]	508	558	639
Responsible entity's fee[3]	(30)	(33)	(34)
Other expenses	(5)	(8)	(6)
Earnings before interest and tax	**473**	**517**	**599**
Net interest expense	(71)	(89)	(145)
Net profit after interest	**402**	**428**	**454**
Distribution	**404**	**428**	**454**
Basic earnings per unit (cents)	**20.7**	**21.7**	**22.5**
Distribution per unit[4] (cents)	**20.8**	**21.6**	**22.5**

(1) The GPT financial reports are prepared based on a 31 December balance date for statutory reporting and therefore the GPT pro forma historical financial information presented in this section has been extracted from audited financial reports for 30 June and 31 December of each year to compile pro forma financial information on a consistent basis with the Lend Lease 30 June year end.

(2) Represents property income less property expenses, together with interest from joint venture investment arrangements and contributions from associates. In the year ended 30 June 2003, net property income included a loss on sale of investment property of $6 million.

(3) The fee is inclusive of performance fees where applicable.

(4) Distribution per unit for the year ended 30 June 2003 excludes loss on sale of investment property of $6 million.

The stand alone GPT pro forma forecast excludes its estimated Merger costs of $12 million. The forecast net profit prior to the Merger will be reduced by this amount. GPT expects that it would make a transfer from capital of an equivalent amount to ensure distributions are not reduced.

If the Merger proceeds, three additional amounts will be distributed to GPT Unitholders. These are:

- $3.5 million (0.2 cents per GPT Unit) representing the payment by Lend Lease of an amount equivalent to the performance fee payable in respect of the six months ended 30 June 2004. This distribution is included in the 9.6 cents per GPT Unit distribution for the period from 1 July 2004 to 30 November 2004;
- a further $12.75 million (0.6 cents per GPT Unit) special distribution from capital; and
- up to $1,311 million (up to 65 cents per GPT Unit) special distribution from capital depending on the level of utilisation of the GPT Cash-Out Option.

3.3.2 Management discussion and analysis of historical and forecast performance of GPT

Discussion of financial results for the year ended 30 June 2003

Highlights for the year included:

- GPT exercised its unilateral right to terminate the Penrith Plaza ground lease. Payment was made under a formula based on the valuation of the centre at development completion ($395 million) and termination date, and the annual deposits made by GPT under the JVIA were refunded. The total cost to unwind the JVIA was $122 million (net of annual deposits) including incidental costs;
- GPT divested its 50% interest in Bankstown Square for $176 million, realising a loss on book value of $6 million. GPT granted a 300 year lease to the purchaser and has no ongoing liability in respect of the property. The purchaser was granted a call option and GPT retained a put option, both exercisable after 12 months from completion for the transfer of the residual freehold for a nominal sum;
- GPT operated a distribution reinvestment plan which was terminated and did not apply to the distribution for the December 2002 quarter and subsequent quarters; and
- from 1 January 2003, the base responsible entity fee payable by GPT was reduced from 0.55% to 0.40% per annum of gross assets and a performance component was introduced.

Discussion of financial results for the year ended 30 June 2004
Highlights for the year included:

- the major expansion of Erina Fair was completed at a total cost of $212 million (GPT's 50% share: $106 million);
- stage 1 of the new National Australia Bank (**NAB**) office development in Docklands, Melbourne achieved practical completion in October 2003. Stage 2 achieved practical completion in May 2004. The total cost of the development, including enhancements agreed with NAB, was approximately $242 million;
- GPT acquired a 25% interest in 1 Farrer Place, Sydney, a premium grade office complex in the Sydney CBD for $253 million including acquisition costs;
- GPT issued $452 million three, five and 10 year notes under its existing Medium Term Note program. The proceeds from the issue of $452 million were used to retire short term debt; and
- GPT completed a placement of 67 million ordinary units to raise $203 million. The proceeds of the placement were used to pay down existing debt facilities and fund the development pipeline.

Discussion of forecast results for the year ending 30 June 2005
Highlights for the year include:

- GPT acquired the P&O Resorts in July 2004 for $225 million, including acquisition costs, at an expected year 1 yield of 9%;
- the Sunshine Plaza joint venture arrangement was unwound on 30 September 2004 at a cost of approximately $57 million which will result in the existing ground lease on the property being removed;
- the redevelopment of Melbourne Central retail complex is expected to be completed in November 2004. The total cost of the development is anticipated to be approximately $245 million;
- the expansion of Penrith Plaza shopping centre commenced in June 2004 and is expected to be completed in late 2005. The total cost is anticipated to be approximately $140 million; and
- the new Darling Park Tower 3, Sydney development commenced in April 2004 and is expected to be completed by June 2006. The total cost of the development is anticipated to be approximately $228 million.

3.3.3 Assumptions used in the preparation of the stand alone GPT pro forma forecast financial performance

The key assumptions made in preparation of the stand alone GPT pro forma forecast financial performance for the year ending 30 June 2005 are summarised below:

Net property income

Property income has been forecast based on existing leases and forecast future market rentals, including turnover rentals and other income where applicable. The forecast makes allowances (on an asset by asset basis) for delays in re-letting after leases expire. Property expenses have been forecast based on existing contracts and assumptions for future costs.

The forecast assumes that there are no material defaults on leases during the forecast period.

Responsible entity's fees

The base management fee payable by GPT is 0.40% per annum of gross assets, plus a performance component. The performance component, if applicable, is 5% of GPT's outperformance compared to the LPT Index. The total fee payable each six months is capped at 0.275% of GPT's gross assets.

No performance fees have been assumed to be paid during the forecast period.

Interest expense

Interest expense is calculated at an average interest rate having consideration to GPT's cost of borrowings (inclusive of borrowing margins and fees), interest rate swap agreements in place and allowance for expected capital expenditure which will be funded through existing undrawn debt facilities. The average effective rate for debt facilities used in the forecast is 6.2%.

Borrowing costs associated with investment properties under development are capitalised into the carrying value of the properties.

Transaction costs
Costs associated with the Merger proposal have not been included in the stand alone GPT pro forma forecast. Regardless of whether the Merger proceeds, GPT's transaction costs of approximately $12 million will be expensed. However, this is not expected to have any impact on distributions as GPT expects to top up the distribution through a distribution out of capital. The Merger costs comprise amounts payable to financial, legal and taxation advisers, investigating accountants and GPT's independent expert.

Exchange rates
GPT has no current exposure to foreign exchange rate movements and no forecast exposure is assumed.

Distribution reinvestment plan
The pro forma forecast assumes that the plan will not be reactivated in the forecast period.

Future activities
The pro forma forecast assumes no material acquisitions or disposals of assets and no new equity issues during the forecast period. However, during the forecast period property acquisitions, sales or capital raisings may be considered. Such property acquisitions, sales or capital raisings may have an impact on future earnings and distributions.

Carrying value of assets
It is assumed there is no material impairment to the carrying value of any existing GPT assets in the forecast period.

3.4 Stand alone Lend Lease pro forma historical and pro forma forecast financial information

3.4.1 Summary financial information

The table below sets out the stand alone Lend Lease pro forma historical statements of financial performance for the years ended 30 June 2003 and 30 June 2004 and the stand alone Lend Lease pro forma forecast statement of financial performance for the year ending 30 June 2005:

	Pro Forma Historical		Pro Forma Forecast
	2003 ($m)	2004 ($m)	2005 ($m)
Segment earnings			
Bovis Lend Lease	262	182	229
Integrated Development Business	63	122	178
Real Estate Investments	142	146	155
EBITDA from operations	**467**	**450**	**562**
Non-core investments	1	17	1
Net corporate overheads[1]	(157)	(74)	(80)
Group Treasury[2]	33	(11)	2
EBITDA	**344**	**382**	**485**
Amortisation			(44)
Depreciation			(13)
Earnings before interest, tax and outside equity interests			**428**
Net interest			(3)
Net profit before tax and outside equity interests			**425**
Tax expense			(147)
Outside equity interests			(11)
Net profit after tax and outside equity interests			**267**

(1) Corporate overheads for the years ended 30 June 2003 and 30 June 2004 include S47 million and S23 million of restructuring/Merger costs respectively, of which S9 million relates to the proposed Merger in the year ended 30 June 2004. Merger costs of S68 million forecast to be incurred by Lend Lease in the year ending 30 June 2005 are assumed to be capitalised and included in the calculation of goodwill.

(2) Group Treasury primarily relates to hedging foreign exchange exposures.

The financials set out in this table are based on the assumptions set out in sections 3.4.3 and 3.9.

3.4.2 Management discussion and analysis of historical and forecast performance of Lend Lease

A summary of Lend Lease's pro forma historical and forecast EBITDA from operations is set out in the table below:

	EBITDA from Operations		
	Pro Forma Historical 2003 ($m)	Pro Forma Historical 2004 ($m)	Pro Forma Forecast 2005 ($m)
Bovis Lend Lease			
Asia Pacific	48	(32)	19
Americas	113	107	86
Europe	101	107	124
Total Bovis Lend Lease	**262**	**182**	**229**
Integrated Development Business			
Asia Pacific	81	128	126
Americas	9	12	61
Europe	(27)	(18)	(9)
Total Integrated Development Business	**63**	**122**	**178**
Real Estate Investments			
Asia Pacific	50	38	41
Americas	24	27	27
Europe	68	81	87
Total Real Estate Investments	**142**	**146**	**155**
Total operating businesses	**467**	**450**	**562**

The financial results are reported on a basis consistent with the management discussion and analysis included in the Lend Lease financial reports.

Discussion of financial results for the year ended 30 June 2003

Bovis Lend Lease

The BLL EBITDA for the year ended 30 June 2003 of $262 million represented an increase of approximately 15% over the prior year. The strong performance was principally due to increased volumes in Europe, including large commercial projects in London.

Integrated Development Business

The IDB EBITDA for the year ended 30 June 2003 of $63 million comprised the following:

- **Delfin Lend Lease (Asia Pacific)**: EBITDA of $62 million including a $16 million profit before tax from the sale of Lend Lease's interest in the North Lakes project;
- **Lend Lease Development (Asia Pacific)**: EBITDA of $19 million principally from the sale of units at the Sydney residential projects, Jackson's Landing and the Olympic Village/Newington and a profit from the sale of The Bond, Hickson Road, Sydney;
- **The Americas**: EBITDA of $9 million principally derived from development and construction management fees earned by Actus Lend Lease on the Fort Hood and Beaufort Military Complex projects; and
- **Other IDB (Europe)**: EBITDA loss of $27 million principally due to bid costs expensed for PFI projects of $37 million (including $20 million relating to the unsuccessful bid for the Allenby & Connaught military housing project), a $15 million provision against costs incurred on the Shell Centre development in London, partially offset by a $19 million profit on the sale of Tres Aguas, a Spanish shopping centre development and an $8 million profit on the sale of Touchwood, Solihull.

Real Estate Investments

In May 2003, Lend Lease concluded its strategic review of REI. As a consequence of the review, Lend Lease decided to exit the North American real estate investments markets (both equity and debt) and real estate debt services, Asian debt markets, certain components of the European REI business and the Global Fund Advisory business. The results of these discontinued operations are not included in the pro forma historical or forecast financial performance of Lend Lease.

The EBITDA for REI continuing operations for the year ended 30 June 2003 was $142 million. The REI Asia Pacific profit was principally derived from funds management whilst the European and Americas EBITDA included contributions from Bluewater and other retail centres in the UK and King of Prussia in the US.

Corporate/Treasury

Corporate costs for the year ended 30 June 2003 of $157 million before tax included $47 million in group restructuring costs and recoveries of $52 million from group companies. During the year, $11 million was recognised in the statement of financial performance in relation to employee equity based compensation arrangements, representing cash contributions to employee share plans. The fair value of these benefits provided to employees through the allocation of the shares from the plan was $50 million.

Group Treasury profit (excluding interest revenue and borrowings costs) of $33 million before tax arose primarily as a result of hedging foreign exchange exposures.

Discussion of financial results for the year ended 30 June 2004

Bovis Lend Lease

The BLL EBITDA of $182 million for the year ended 30 June 2004 was $80 million lower than the year ended 30 June 2003. The principal reason for the decline in profit related largely to the provision for losses of $79 million arising from certain residential projects and one commercial project in Australia. Under Australian Accounting Standards, forecast project losses are recognised immediately upon being identified and are not apportioned on a percent complete basis.

The losses initially arose due to the contracts being significantly underpriced in the 2002 and 2003 financial years and then further exacerbated by price escalation and subcontractor performance issues. While the majority of the residential projects have now been completed, one residential project and the commercial project are not due for completion until the 2006 financial year. Management deficiencies have been subsequently addressed and BLL management is currently satisfied that provisions made in the year ended 30 June 2004 cover the expected losses on these projects.

Integrated Development Business

The significant increase of $59 million in the IDB EBITDA in the year ended 30 June 2004 reflected improved performance in the following businesses:

- **Delfin Lend Lease (Asia Pacific)**: An increase in EBITDA of $36 million to $98 million in the year ended 30 June 2004 was due to increases in sales volume and average prices, particularly for projects in South East Queensland. The increase also reflected the commencement of trading at Nelson's Ridge in Sydney;
- **Lend Lease Development (Asia Pacific)**: EBITDA for the year ended 30 June 2004 increased by $11 million to $30 million and included sales from residential projects, primarily at Jackson's Landing and Newington/Olympic Village in Sydney, as well as a profit of $19 million from the sale of Lend Lease's interest in the Fox Entertainment Precinct;
- **The Americas**: The Americas EBITDA of $12 million included GPM from the Fort Hood and Beaufort Military Complex projects and a development fee recognised on Fort Campbell by Actus Lend Lease; and
- **Other IDB (Europe)**: The reduction in the EBITDA loss by $9 million from $27 million in the year ended 30 June 2003 to $18 million in the year ended 30 June 2004 was principally due to lower net PFI bid costs expensed during the year.

Real Estate Investments

The REI EBITDA of $146 million for the year ended 30 June 2004 from continuing operations increased by $4 million from $142 million in the year ended 30 June 2003. The $13 million increase in profit in Europe was due to increased income from Bluewater and profit from the sale of units in the Lend Lease Retail Partnership. The $12 million decrease in profit in Asia Pacific was primarily due to a write down of Lend Lease's investment in APIC. The EBITDA includes rent from retail properties in the UK and King of Prussia in the US.

Corporate/Treasury

Corporate overheads decreased by $83 million to $74 million in the year ended 30 June 2004 through continued management focus to reduce costs. The 2003 corporate costs of $157 million included costs relating to the Global Real Estate Services and Global Real Estate Investments businesses. In the year ended 30 June 2004, these costs had either been eliminated or were included as part of the net corporate costs of $74 million. Corporate costs for the year also included $23 million of costs relating to the relocation of Lend Lease's senior management from London to Sydney and the proposed Merger. Savings in gross corporate costs were partly offset by lower recharges to Lend Lease's operating businesses.

During the year, $9 million was recognised in the statement of financial performance in relation to employee equity based compensation arrangements, representing cash contributions to employee share plans. The fair value of these benefits provided to employees through the allocation of the shares from the plan was $22 million.

Group Treasury result (excluding interest revenue and borrowing costs) of a net loss of $11 million before tax arose primarily as a result of hedging foreign exchange exposures.

Discussion of forecast financial results for the year ending 30 June 2005

Bovis Lend Lease

The BLL forecast EBITDA of $229 million for the year ending 30 June 2005 is an increase of $47 million on the 2004 result. The forecast increase relates to an improved contribution from Asia Pacific of $51 million and an improvement in the European result of $17 million offset by a reduction in the contribution from the Americas region of $21 million.

The Asia Pacific forecast result represents a forecast return to profit in the year ending 30 June 2005 as the significant losses from existing residential and other risk projects were provided for in the year ended 30 June 2004 and are not expected to recur. The Asia Pacific region is not expected to return to normal levels of profitability until the year ending 30 June 2006 when the loss making projects are completed.

The forecast EBITDA of $124 million for the European business represents a 16% improvement on the EBITDA for the year ended 30 June 2004 as a result of the UK commercial office market and continued government investment in healthcare, education and defence.

The decline in the Americas EBITDA of $21 million is mainly due to the higher hedged rate of the Australian dollar relative to the US dollar compared to the prior period together with the planned investment in strategic initiatives.

Integrated Development Business

The forecast increase in IDB EBITDA from $122 million in the year ended 30 June 2004 to $178 million in the year ending 30 June 2005 is principally due to the following:

- **Delfin Lend Lease (Asia Pacific)**: Delfin Lend Lease is forecast to have an EBITDA of $90 million for the year ending 30 June 2005. This is after the transfer of the Twin Waters and North Shore projects to Lend Lease Development. Excluding this transfer, EBITDA is forecast to increase by $12 million or 16%. The forecast assumes a lower volume of lots sold in the year compared to the year ended 30 June 2004, offset by a higher average value of lots sold and increased earnings derived from recent acquisitions including ComLand and an additional 35% interest in RBD. A listing of Delfin Lend Lease projects is contained in section 2;
- **Lend Lease Development (Asia Pacific)**: The Lend Lease Development EBITDA is forecast to increase by $6 million to $36 million in the year ending 30 June 2005 (after accounting for the transfer of projects noted above). The forecast includes contributions from 10 residential projects, all of which are under development, and five of which contribute to profit for the first time in the year ending 30 June 2005. A listing of Lend Lease Development projects is contained in section 2;
- **The Americas**: EBITDA is forecast to increase from $12 million in the year ended 30 June 2004 to $61 million in the year ending 30 June 2005 due to an increase in the Actus Lend Lease forecast EBITDA and profit from the realisation of Lend Lease's investment in the Gotham 80/20 housing project. The Actus Lend Lease forecast EBITDA for the year ending 30 June 2005 is $45 million, a $32 million increase on the prior year. The increase relates to development fees expected to be earned once financial close is reached on projects where Actus Lend Lease is currently the preferred bidder, namely Fort Drum, Hickam Air Force Base (subject to ratification of the agreed appeal settlement) and Army RCI Hawaii, offset in part by a reduced contribution from Fort Hood as the project construction phase approaches completion; and
- **Other IDB (Europe)**: The forecast EBITDA loss for the year ending 30 June 2005 of $9 million represents a $9 million improvement over the prior year, reflecting reduced net bid costs as two key health projects for which Lend Lease is the preferred bidder are expected to reach financial close during the period.

Real Estate Investments

The REI forecast EBITDA for the year ending 30 June 2005 of $155 million is an increase of $9 million over the prior year. The forecast includes rent from Bluewater and other retail centres in the UK, Lend Lease's share of partnership income from King of Prussia in the US and contributions from the property management business in Australia. The increase in the profit in Europe is expected as a result of rent reviews at Bluewater.

Corporate/Treasury

Net corporate overheads of $80 million are forecast for the year ending 30 June 2005. The increase in net corporate costs of $6 million is due to the year ended 30 June 2004 including recharges to the business units of $44 million whereas the year ending 30 June 2005 assumes no recharges, offset by:

- the year ended 30 June 2004 including $23 million relating to the relocation of senior management from London to Sydney and costs in relation to the Merger incurred prior to 30 June 2004; and
- a reduction in gross corporate costs of $15 million in the year ending 30 June 2005.

Corporate costs do not take into account any amounts identified as part of the $60 million of forecast after-tax cost savings included as an adjustment to the Consolidated Pro Forma Forecast or the estimated implementation costs of $54 million after tax forecast to be incurred to achieve these savings.

Group Treasury profit before tax of $2 million primarily relates to the interest rate differential expected to be earned on hedging non-Australian dollar denominated cash flows including inter-entity loans.

3.4.3 Assumptions used in the preparation of the stand alone Lend Lease pro forma forecast statements of financial performance

The key assumptions made in the preparation of the stand alone Lend Lease pro forma forecast for the year ending 30 June 2005 are summarised below:

Bovis Lend Lease

Contracted Gross Profit Margin

BLL commenced the financial year ending 30 June 2005 with a large proportion of the year's forecast GPM contracted. The following table sets out the percentage of GPM forecast for the year ending 30 June 2005 that was contracted as at 30 June 2004:

Region	2005 GPM Contracted as at 30 June 2004 %
Asia Pacific	61
Americas	57
Europe	52[1]
Total contracted GPM	**56**
Preferred bidder but not reached financial close[1]	2
Total preferred bidder and reached financial close	**58**

(1) Preferred bidder relates to Europe. Including both secured and preferred bidder projects, BLL Europe has approximately 56% of GPM for the year ending 30 June 2005 contracted.

The GPM relating to the contracted projects included in the stand alone Lend Lease pro forma forecast has been determined based on contracts in place with third parties and the expected time frames for the progression of these projects after allowing for costs to be incurred.

In forecasting GPM for contracted projects, construction costs have been forecast for each contract having regard to subcontractor agreements, quantity surveyor estimates, external subcontractor tenders/quotes based on final or preliminary designs, the planned construction timetable and past experience on comparable projects. Allowances have been made for cost increases in each of the markets in which the business operates having regard to market trends and demand for the various services and materials required.

Uncontracted Gross Profit Margin

The forecast GPM from projects uncontracted at 30 June 2004 is derived from the following:

- projects where BLL has been nominated the preferred bidder but the project has not yet reached financial and legal closure. It is assumed these contracts progress in accordance with the current project timeframes. If preferred projects are included, the secured GPM increases from 56% to 58%; and
- projects that are forecast to be contracted based on, among other things, the projects being tendered, relationships held, general market trends and forecast level of demand. These include projects which are in the early stages of site feasibility and planning but which are expected to be awarded and commenced. As such, the forecast includes contracts currently being tendered where no firm commitment has been made by the client.

For uncontracted work included in the forecast, construction costs and GPM have been based on BLL management's assesments of likely project-by-project construction costs and margins having regard to their knowledge (by reference to comparable projects) of the costs of subcontractors, quantity surveyor estimates, and preliminary and final designs and specifications in relation to projects for which BLL has tenderedand new contracts which BLL's market information has indicated are likely to be contracted and awarded to BLL in the forecast period. The forecast GPM also has regard to historical relativities between contracted and uncontracted work at the commencement of prior financial years.

Integrated Development Business

The following table sets out the percentage of forecast GPM for the year ending 30 June 2005 contracted as at 30 June 2004 for IDB:

Business	Region	2005 GPM Contracted as at 30 June 2004 %
Delfin Lend Lease	Asia Pacific	33
Lend Lease Development	Asia Pacific	47
Actus Lend Lease	Americas	30
PFIs[1]	Europe	32
Total contracted GPM		**35**
Preferred bidder but not reached financial close[2]		19
Total preferred bidder and reached financial close		**54**

(1) Relates to facilities management only.

(2) Relates to Actus Lend Lease projects. Including both secured and preferred bidder projects. Actus Lend Lease has 92% of its forecast GPM for the year ending 30 June 2005 contracted.

GPM has been included as contracted GPM for each of the businesses on the following basis:

- **Delfin Lend Lease**: GPM is described as contracted where a lot has been sold and contracts exchanged as at 30 June 2004 and where settlement is expected to occur in the forecast period;
- **Lend Lease Development**: GPM is described as contracted where a dwelling has been pre-sold and a deposit received as at 30 June 2004;
- **Actus Lend Lease**: GPM is described as contracted where projects have achieved financial close; and
- **PFIs**: GPM relates to facilities management only.

Delfin Lend Lease (Asia Pacific)

Delfin Lend Lease has contracts which had exchanged as at 30 June 2004 and are expected to settle in the year ending 30 June 2005. These secured contracts represent approximately 33% of the forecast GPM for the year ending 30 June 2005.

The forecast assumes the settlement of approximately 3,800 lots, including the 33% contracted lots as at 30 June 2004. This is approximately a 10% decrease on the number of lot settlements in the year ended 30 June 2004 offset by growth in the average value of lots sold and increased earnings derived from recent acquisitions including ComLand and an additional 35% interest in RBD. Lot settlements for the year have been forecast based on market conditions, trading history, expected stage releases and construction programs.

Cost of sales has been forecast based on the commercial assessments for each project. Costs are analysed over the life of the project and include general scheme costs, subdivision costs and marketing, sales, project administration and finance costs.

Lend Lease Development (Asia Pacific)
Lend Lease Development's forecast revenue for the year ending 30 June 2005 relates to existing projects that have regulatory approval.

Contracted revenue has been forecast based on the forecast percent complete as at 30 June 2005 having regard to internal estimates of the construction timeframe.

Uncontracted revenue has been forecast based on forecast sales and the forecast percent complete as at 30 June 2005 considering:

- in-house experience of the property market and sales history associated with similar projects to determine the rate of sales and sales prices taking into account current and forecast market conditions; and
- forecast percent complete as at 30 June 2005 based on estimates from the project managers.

Cost of sales has been forecast based on the commercial assessments for each project. Costs are analysed over the life of the project and include infrastructure and general scheme costs, subdivision costs, project construction costs, and marketing, sales, project administration and finance costs.

Project construction costs have been forecast on a project-by-project basis taking account of costs to complete having regard to subcontractor agreements, quantity surveyor estimates, external subcontractor tenders/quotes based on final or preliminary designs, the planned construction timetable and past cost experience on comparable projects. Allowances have been made for cost increases and contingencies in each of the markets in which the business operates having regard to market trends and demand for the various services and materials required for each project.

Actus Lend Lease (Americas)
Lend Lease has a 75% ownership interest in Actus Lend Lease. It is assumed this ownership remains at 75% throughout the forecast period, although it is noted that Lend Lease has agreed to acquire a further 12.5% of Actus Lend Lease from one of its principals. This will take its interest to 87.5% with the balance being owned by the other principal.

Actus Lend Lease is the preferred bidder on three projects which are assumed to reach financial close during the year ending 30 June 2005. A proportion of development management fees will be recognised on financial close. Actus Lend Lease is currently bidding for a further four privatisation projects. It is assumed that two of these projects will reach preferred bidder status during the year ending 30 June 2005 which will enable related bid costs to be capitalised.

The GPM for projects that reached financial close prior to 30 June 2004 has been forecast based on the planned construction timetable.

The GPM for projects which have not reached financial close has been forecast based on the agreed in-principle margin and the forecast percent complete as at 30 June 2005 having regard to project specifications, current timetables and internal estimates.

Other IDB (Americas)
The forecast for the year ending 30 June 2005 assumes the sale of Lend Lease's investment in the Gotham 80/20 housing project in the US.

Other IDB (Europe)
The forecast assumes Lend Lease is nominated as preferred bidder on two healthcare PFI projects for which it will be bidding during the year ending 30 June 2005 that will enable related bid costs to be capitalised.

Real Estate Investments
Due to the nature of the assets owned and funds and property management arrangements, a high proportion of the REI revenue earned is annuity type income. The forecast contributions from each region include:

- **Asia Pacific**: Investment management fees are derived from the management of GPT, APPF, APIC, APIC II and REP. The REI business also derives retail property management fees for managing retail centres on behalf of investors (such as GPT, APPF and APIC II), together with co-investment income from investments held in APPF, REP, APIC and APIC II;
- **Europe**: Income earned in Europe principally relates to rental income derived from direct and indirect ownership interests in Bluewater, Overgate and Touchwood, asset management fees from these centres, management of the Lend Lease Retail Partnership and the Lend Lease Overgate Partnership and property management fees from UK retail shopping centres; and
- **Americas**: Income is predominantly derived from Lend Lease's 50% ownership interest in the King of Prussia retail centre.

Forecast income from funds management for the year ending 30 June 2005 is based on the average forecast funds under management and contracted fee rates. It is assumed that funds under management across all businesses will grow by approximately 4% during the year.

Forecast fees from GPT are based on the existing agreements between Lend Lease and GPT and do not take into account any proposed changes as a result of the Merger and also do not include any performance fees that could be earned. Forecast fees from GPT are eliminated in the Consolidated Pro Forma Forecast.

Revenues from other assets (King of Prussia, Bluewater and other co-investments) have been forecast based on current performance and expected rent reviews.

Net corporate overheads
Net corporate overheads have been forecast based on existing organisation structures. No allowance has been made in the stand alone Lend Lease pro forma forecast for the cost savings forecast in conjunction with the Merger. No amount is included as a recovery of net corporate costs from the business units in the year ending 30 June 2005.

Amortisation
The forecast amortisation charge primarily relates to goodwill on the acquisitions of BLL and DLL which, under Australian GAAP, are being amortised over a period not exceeding 20 years. Based on the expected performance of these businesses, no impairment has been assumed.

Foreign exchange
Lend Lease has assumed average net foreign exchange rates for the year ending 30 June 2005 of A$1:US$0.63 and A$1:GBP0.40 to translate earnings. The rates have been determined based on existing foreign exchange hedges in place and an estimate of exchange rates for any unhedged exposure. Further information on Lend Lease's currency hedging is set out in section 3.11.3.

Net interest
Net interest (including borrowing costs) has been forecast based on the forecast average net debt (including Bluewater lease liability) for the year ending 30 June 2005. Interest is calculated using the known fixed borrowing rate and an estimate of floating rates for any unhedged exposure.

At 30 June 2004, Lend Lease had two fixed rate borrowings and hedges in place which mature in June and July 2005. The mark-to-market loss on the fixed interest rate pertaining to the arrangements at 30 June 2004 was $26 million before tax. The extent of any benefit to the Merged Group from the maturity of the out-of-the-money debt and underlying hedges will depend on the source of refinancing and market conditions at the time.

Interest on the finance lease for Bluewater was initially capitalised into the project. From March 2005, the interest on this finance lease will be recognised in the statement of financial performance and is included in the stand alone Lend Lease pro forma forecast statement of financial performance. There is no change in cash flows resulting from this treatment.

The forecast assumes certain borrowing costs before tax will be capitalised to the carrying value of properties under development in Lend Lease.

Tax expense
Tax expense has been forecast based on tax rates applicable in each country in which Lend Lease operates after adjusting for expected permanent differences.

Carrying value of assets
It is assumed there is no impairment to the value of any existing Lend Lease assets in the forecast period.

3.5 Assumptions used in the preparation of the Consolidated Pro Forma Forecast

In addition to the assumptions underlying the Lend Lease and GPT stand alone pro forma forecasts for the year ending 30 June 2005, the following assumptions have been made in respect of the Consolidated Pro Forma Forecast:

Effective date
The Consolidated Pro Forma Forecast has been prepared under the assumption that the Merger was implemented on 1 July 2004 and does not include one off Merger implementation costs in order to provide guidance of the forecast full year impact of the Merger.

Cost savings

Lend Lease has forecast that the Merged Group will deliver $60 million after tax of annualised cost savings from post-Merger restructuring. The following table provides a breakdown of the cost savings assumed in the Consolidated Pro Forma Forecast and Statutory Accounting Forecast:

	Consolidated Pro Forma Forecast (After Tax) 2005 ($m)	Consolidated Statutory Accounting Forecast (After Tax) 2005 ($m)
Direct Merger synergies	12	6
Organisational restructuring	21	11
Relocation of senior management from London to Sydney	5	3
Other	22	12
Total cost savings	**60**	**32**

Annualised savings of $12 million after tax are forecast to arise from Merger synergies. Further annualised savings of $21 million after tax are expected as a result of the more efficient organisation structure and removal of duplicate processes. In addition, savings in the order of $5 million after tax are expected to result from the relocation of senior management from London to Sydney. Other overhead savings of $22 million after tax are forecast.

Estimated implementation costs of $54 million after tax are forecast to be incurred to achieve the forecast cost savings. These costs are not included in the Consolidated Pro Forma Forecast but have been included in the Statutory Accounting Forecast.

Revenue synergies are also expected from the Merger, particularly over the medium to longer term, but no revenue synergies are included in the financial forecasts for the year ending 30 June 2005.

Merged Group transaction adjustments

The following table sets out the Merged Group transaction adjustments for the years ended 30 June 2003 and 30 June 2004 and the forecast Merged Group adjustments for the years ending 30 June 2005:

Merged Group Transaction Adjustments	Pro Forma Historical 2003 ($m)	Pro Forma Historical 2004 ($m)	Pro Forma Forecast 2005 ($m)
Elimination of BLL GPM on GPT projects	(10)	(15)	(15)
Elimination of development management fees on GPT projects	(15)	(16)	(26)
Elimination of occupancy related expenses	4	(4)	-
Alignment of accounting treatment	(4)	(7)	(8)
Merged Group adjustments – EBITDA	**(25)**	**(42)**	**(49)**
Amortisation of goodwill arising from the Merger			(16)
Net interest expense			(114)
Tax expense			7
Merged Group adjustments – profit after tax			**(172)**

In preparing the Consolidated Pro Forma Historical Statements of Financial Performance for the years ended 30 June 2003 and 30 June 2004 and the Consolidated Pro Forma Forecast for the year ending 30 June 2005, transactions between GPT and Lend Lease have been eliminated as required by Australian Accounting Standards.

In addition, an adjustment has been made to both the Consolidated Pro Forma Historical Statements of Financial Performance and the Consolidated Pro Forma Forecast in order to align the accounting treatments applied by GPT and Lend Lease for the Merged Group. The differences giving rise to this adjustment are expected to be lower in following years and no material adjustment is expected beyond the year ending 30 June 2005.

Goodwill arising from the Merger is assumed to be amortised over the period of the expected benefits, which is not to exceed a 20 year period. The final amount of the goodwill and therefore the amortisation charge will be determined based on the fair value accounting exercise that will be completed following the Merger.

Net interest expense
The forecast net interest expense is based on the estimated reduction in cash and new debt raised in conjunction with the Merger and an assumed average interest rate on new debt of 6.7%.

Off-Market Buy-Back
Lend Lease will make available to Lend Lease Shareholders a $388 million Off-Market Buy-Back facility conditional upon completion of the Merger. The forecast assumes the Off-Market Buy-Back is completed in full. The impact on the forecast of not completing the Off-Market Buy-Back is described in section 3.8.

3.6 Reconciliation between the Consolidated Pro Forma Forecast and Statutory Accounting Forecast

The Consolidated Pro Forma Forecast is presented as if the Merged Group had effected the Merger transaction for the entire forecast period and excludes one off items associated with the transaction. Consequently, the Statutory Accounting Forecast will differ from the Consolidated Pro Forma Forecast. The difference is reconciled in the table below:

	Forecast Profit (After Tax) 2005 ($m)
Consolidated Pro Forma Forecast[(1)]	**609**
Add/(less):	
GPT results prior to 30 November 2004	(186)
Cost savings realised beyond 30 June 2005	(28)
Amortisation of goodwill prior to 30 November 2004	7
Net interest prior to 30 November 2004	28
Tax expense on GPT distribution to Lend Lease prior to 30 November 2004	11
Alignment of accounting treatment prior to 30 November 2004	5
One off items:	
Implementation costs relating to cost savings	(54)
Write off of GPT management rights	(45)
Write off future income tax benefits	(30)
Other	(19)
Statutory Accounting Forecast[(1)]	**298**

(1) Before excluding the equity interest attributable to Stapled Security holders.

3.6.1 Assumptions used in the preparation of the Statutory Accounting Forecast

The Statutory Accounting Forecast assumes that the Merger is effective from 30 November 2004. Accordingly, the Statutory Accounting Forecast includes 12 months of the Lend Lease forecast results and seven months of the GPT forecast results.

The cost savings are expected to accrue and be realised progressively following the Merger. The Statutory Accounting Forecast includes an estimate of cost savings amounting to $32 million after tax and one off implementation costs of $54 million after tax to be incurred in the year ending 30 June 2005. The full benefit of the cost savings is expected to be realised in the year ending 30 June 2006.

Costs of the Merger incurred by Lend Lease amounting to $68 million will be capitalised as part of the cost of acquisition.

The Statutory Accounting Forecast has been adjusted to take account of the timing of the adjustment relating to the alignment of accounting treatment applied by GPT and Lend Lease for the Merged Group.

The Statutory Accounting Forecast assumes that management rights of $45 million relating to GPT carried in the books of Lend Lease will be written off, as from a Merged Group perspective, this asset will be internalised.

The Statutory Accounting Forecast assumes that the future income tax benefit relating to tax losses of $30 million which has been recognised by Lend Lease is written off as a result of the change in shareholding of Lend Lease as part of the Merger.

The Statutory Accounting Forecast includes goodwill amortisation and interest expense arising from the Merger from 30 November 2004.

Costs of the Merger incurred by GPT of approximately $12 million will be expensed in the period prior to the Merger being completed. Accordingly, these costs have not been included in the Statutory Accounting Forecast.

3.7 General assumptions used in the preparation of the forecast financial information

Accounting standards

The forecast financial information in this section has been prepared in accordance with Australian Accounting Standards, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) and the Corporations Act.

It has been assumed that there will be no changes in Australian Accounting Standards during the year ending 30 June 2005 which will have a material impact on the performance and position of the Merged Group.

The forecast financial information does not purport to comply with US or other foreign accounting standards. US residents should take care in analysing the forecast financial information as differences are likely between US GAAP and Australian Accounting Standards and these differences may be material (see section 11.5).

Legislation

It is assumed that there will be no changes in federal, state or local government laws, regulations or policies in the jurisdiction in which the Merged Group operates that will have a material impact on the performance or position of the Merged Group.

Litigation

It has been assumed there will be no new material litigation or legal settlements other than those already disclosed in section 3.17.

Economic and political environment

It has been assumed that that there will be no adverse changes in the prevailing political conditions in regions in which the Merged Group operates.

Continuity of operations

It has been assumed there will be no significant disruption to the operations of the Merged Group during the forecast period.

Taxation

Forecast tax expense is based on the prevailing tax rates in the jurisdictions where the Merged Group is subject to tax and assumes no significant change to those rates or existing tax laws.

3.8 Sensitivity analysis

As indicated in section 3.2.1, the Consolidated Pro Forma Forecast may not be met for a variety of reasons. A number of risks that could impact the forecast results of the Merged Group are summarised in section 3.17.

General sensitivities

The table below details the estimated sensitivity of the Consolidated Pro Forma Forecast to changes in certain assumptions. Movement in other assumptions may offset or compound any one variable beyond the extent shown. In addition, it should be noted that Consolidated Pro Forma Forecast may be affected by variations in the outcome of any one project.

	Profit (After Tax) 2005 ($m)
Impact of movement in interest rates of 0.5% per annum on unhedged finance charges[1]	7
Movement in exchange rates of 10%[2]	6
Movement in uncontracted construction GPM of 5%	9
Movement in total construction GPM of 5%	20
Movement in uncontracted residential GPM of 5%	4
Movement in office let up assumptions of one month	1

(1) Assumes hedges on new debt not in place.

(2) Impact of change on forecast taking into account the Merged Group's hedge positions.

The above sensitivities apply equally to both favourable and unfavourable movements in the assumptions.

The above table illustrates the impact of a movement in interest rates on the unhedged portion of the Merged Group's debt. Any change in interest rates is likely to have a greater impact on future years where the Merged Group's debt is hedged to a lesser extent. Given the Merged Group's extensive property activities, any movement in interest rates may also impact underlying earnings before interest and asset valuations.

Specific sensitivities on Lend Lease projects

Lend Lease has assumed two PFI hospital projects in the UK and three Actus Lend Lease projects (including Hickam Air Force Base in the US), for which it is currently preferred bidder, will reach financial close during the year ending 30 June 2005. The sensitivity of these contracts not reaching financial close during the year ending 30 June 2005 is an aggregate of $34 million after tax and varies between $2 million and $11 million depending on the project. As Lend Lease is currently preferred bidder on these projects, the risk is a delay in reaching financial close, resulting in the income being recorded in a subsequent period rather than the loss of the project.

Lend Lease is currently bidding on a number of PFI hospital contracts in the UK and, through Actus Lend Lease, a number of military housing projects in the US. Lend Lease has assumed it will reach preferred bidder status on two PFI hospital contracts and two Actus Lend Lease military projects. Should Lend Lease lose any of these tenders, then the associated bid costs will be expensed in accordance with Lend Lease policy. Similarly, a delay in reaching preferred bidder status beyond 30 June 2005 will result in bid costs to 30 June 2005 being expensed.

Delays usually affect the timing of recognition of profit rather than the loss of profits. In the event of loss or delay, Lend Lease will take alternative action to direct resources for these projects to other general construction projects.

Sensitivity of Off-Market Buy-Back

If Lend Lease is unable to complete the Off-Market Buy-Back in full at a price acceptable to the Lend Lease Directors, there may be an impact on the Consolidated Pro Forma Forecast. The maximum possible impact would occur if no shares were bought back and the funds made available for the buy-back were not put to an alternative use which yielded a return higher than the assumed interest rate, in which case the pro forma net profit would be $18.1 million higher, the number of Stapled Securities would be 32.3 million higher, and the pro forma distribution would be 0.9 cents lower per Stapled Security.

3.9 Reconciliation of the stand alone Lend Lease pro forma historical financial information and audited historical financial information

The following table sets out the pro forma adjustments made to EBITDA as extracted from the audited statements of financial performance of Lend Lease for the years ended 30 June 2003 and 2004:

	EBITDA	
	2003 ($m)	2004 ($m)
Reported EBITDA (excluding one off items)[1]	**474**	**407**
Pro forma adjustments made:		
EBITDA from discontinued operations	(115)	(23)
EBITDA from IBMGSA	(15)	(2)
Pro forma EBITDA	**344**	**382**

(1) Excludes the write down of the REI businesses in the year ended 30 June 2003, the profit on sale of IBMGSA and the impact of exiting the REI businesses in the year ended 30 June 2004.

Discontinued operations relate to the EBITDA from REI businesses, principally in the US of $115 million for the year ended 30 June 2003 and $23 million for the year ended 30 June 2004.

Lend Lease sold its holding in IBMGSA during the year ended 30 June 2004. An adjustment has been made to exclude EBITDA relating to income from this investment of $15 million for the year ended 30 June 2003 and $2 million for the year ended 30 June 2004.

There were no adjustments made to the audited statements of financial performance of GPT except that the GPT financial information was converted from a 31 December year end to a 30 June year end to be consistent with Lend Lease.

3.10 Stand alone pro forma historical and consolidated pro forma statements of financial position

3.10.1 Basis of preparation of the pro forma statement of financial position

The Lend Lease stand alone statement of financial position as at 30 June 2004 has been extracted from the audited financial statements without adjustment.

The GPT stand alone audited statement of financial position as at 30 June 2004 has been adjusted to arrive at the pro forma stand alone statement of financial position by including the $225 million acquisition of P&O Resorts in July 2004. This acquisition is assumed to have occurred on 30 June 2004 and been wholly debt funded. The effect of this adjustment is to present a more accurate reflection of GPT's assets and liabilities.

The consolidated pro forma statement of financial position as at 30 June 2004 has been prepared on the assumption that the Merger had occurred on 30 June 2004. The adjustments made to the Lend Lease and GPT stand alone statements of financial position include the following:

- Lend Lease's $207 million investment in King of Prussia is reclassified from other investments to investment properties. In addition, an increment of $125 million is recognised reflecting the asset's fair market value, as assessed by independent valuers;
- the Rouse Hill and Twin Waters joint venture operations are reclassified to wholly owned projects;
- the write off of Lend Lease's future income tax benefit attributable to tax losses of $30 million that may not be available as a result of the Merger;
- the write off of the capitalised value of Lend Lease's management rights for GPT of $45 million;
- the elimination of payables and receivables between Lend Lease and GPT of $32 million;
- assumed reduction in cash of $1,083 million and raising of $752 million in new debt as a result of the following Merger implementation steps:
  - a special dividend of $95 million paid to Lend Lease Shareholders and a distribution of capital of $12.75 million paid to GPT Unitholders;
  - an aggregate of $1,311 million used to redeem GPT Units under the GPT Cash-Out Option and pay the Special Distribution to GPT Unitholders, calculated as described in section 7.2.2;
  - Lend Lease share buy-back of $405 million, comprising $17 million in on-market buy-backs completed between 1 July 2004 and 30 July 2004 and a $388 million Off-Market Buy-Back at the time of the Merger;
  - costs of the Merger of $68 million; and
  - the assumed sale of Lend Lease's existing 17.3 million units in GPT at the time of the Merger; and
- recognition of goodwill on consolidation as described below.

Accounting for goodwill

The Merger constitutes an agreement between Lend Lease Shareholders and GPT Unitholders to jointly become the owners of the Merged Group. Accounting standards require the Merger to be accounted for as an in-substance acquisition, with Lend Lease deemed to be the acquirer.

In accordance with acquisition accounting principles, goodwill is measured as the excess of Lend Lease's cost of acquisition for its 18.7% direct interest in Unstapled Units, over the net fair value of GPT's net assets as at the date of the Merger.

For the purposes of the pro forma consolidated statement of financial position as at 30 June 2004, the cost of acquisition of $1,379 million, comprises the acquisition of the Unstapled Units for $1,311 million and the estimated Merger implementation costs of $68 million.

For the purposes of calculating goodwill in the consolidated pro forma statement of financial position, the net fair value of GPT's net assets is deemed to equate to their book value of $5,524 million as recorded in the 30 June 2004 audited statement of financial position. On this basis, the net fair value of Lend Lease's assumed 18.7% interest in GPT's net assets is $1,033 million, resulting in goodwill of $346 million.

The actual amount of goodwill to be recorded at the date of the Merger will be determined based on an assessment of the fair value of the cost of acquisition and Lend Lease's actual ownership interest in the net fair value of GPT's net assets at that date. Until the introduction of IFRS, goodwill on acquisition is required to be amortised over the expected period of future benefits, not to exceed 20 years.

There is uncertainty regarding the accounting for stapling transactions under IFRS. The International Accounting Standards Board has an ongoing project on the accounting for business combinations and it is likely that the accounting for stapling transactions will be clarified prior to Lend Lease's adoption of IFRS. The application and interpretation of any new guidance on stapling transactions may materially impact the amount of goodwill recognised in respect of the Merger.

3.10.2 Statements of financial position

The table below sets out the pro forma GPT stand alone statement of financial position, actual Lend Lease stand alone statement of financial position and the consolidated pro forma statement of financial position of the Merged Group as at 30 June 2004:

	Pro Forma GPT Stand Alone 30 June 2004 ($m)	Actual Lend Lease Stand Alone 30 June 2004 ($m)	Consolidated Pro Forma 30 June 2004 ($m)
Current assets			
Cash	53	1,380	350
Receivables	49	1,573	1,573
Inventories	–	380	380
Other investments	12	122	134
Total current assets	**114**	**3,455**	**2,437**
Non current assets			
Equity accounted investments	9	113	113
Investment properties	7,984	–	8,316
Other investments	–	889	625
Inventories	–	1,316	1,316
Goodwill	–	634	980
Other intangibles	–	60	15
Other	100	664	731
Total non-current assets	**8,093**	**3,676**	**12,096**
Total assets	**8,207**	**7,131**	**14,533**
Current liabilities			
Creditors	149	2,520	2,620
Interest bearing liabilities	1,170	385	2,308
Other	111	423	534
Total current liabilities	**1,430**	**3,328**	**5,462**
Non-current liabilities			
Interest bearing liabilities	1,253	719	1,971
Provisions	–	190	190
Other	–	58	58
Total non-current liabilities	**1,253**	**967**	**2,219**
Total liabilities	**2,683**	**4,295**	**7,681**
Net assets	**5,524**	**2,836**	**6,852**
Equity			
Contributed equity	4,599	834	711
Reserves	918	72	196
Retained earnings	7	1,916	1,448
Outside equity interests – Stapled Security holders[1]	–	–	4,491
– Other	–	14	6
Total equity	**5,524**	**2,836**	**6,852**
Gearing:			
Net debt to total tangible assets (excluding cash)	29.1%	N/A	29.8%
Total debt to total tangible assets	29.5%	17.2%	31.6%

(1) Outside equity interests attributable to Stapled Security holders represent the 81.3% interest in GPT not owned by Lend Lease.

3.10.3 Notes to the statements of financial position

Contingent liabilities

Lend Lease and GPT are subject to a number of legal claims and exposures which arise from the normal course of business. There is significant uncertainty as to whether a future liability will arise in respect of these items. The amount of liability, if any, which may arise, cannot be measured reliably at this time. The Lend Lease and GPT Directors are of the opinion that all known liabilities have been brought to account and that adequate provision has been made for any anticipated losses.

In certain circumstances, Lend Lease guarantees the due performance of particular Lend Lease entities in respect of their obligations. This includes bonding and bank guarantee facilities utilised primarily by the Project and Construction Management businesses. These guarantees are provided in respect of activities that are in the ordinary course of business and any known losses in respect of the relevant contracts have been brought to account.

Lend Lease provides financial guarantees on credit facilities of certain entities.

In connection with the sale of the discontinued REI businesses, Lend Lease has provided representations and warranties which include as to ownership, authority, compliance with relevant laws, disclosure of material issues and accuracy and completeness of information provided. Warranties have also been given in relation to payment of taxes and compliance with taxation laws. The amount of liability arising from these representations and warranties, if any, cannot be measured reliably at this time.

The Australian Taxation Office (**ATO**) is continuing to consider a matter arising from the audit of Lend Lease and certain of its Australian subsidiaries. From time to time, issues have been raised by the ATO in respect of its audit and discussions occur regarding such matters.

In November 2002 pursuant to the audit, the ATO issued an amended assessment in connection with the 1996 forward sale agreement for Westpac Banking Corporation shares.

Included in Lend Lease's other assets is an amount of $95 million which was paid during the year ended 30 June 2003 to the ATO in relation to the amended assessment. Lend Lease is disputing the assessment which is now at the stage of appeal to the Federal Court of Australia. Lend Lease continues to regard its tax treatment of the transaction as proper and remains confident of a successful legal challenge and that the amounts under the amended assessment will not be charged to the statement of financial performance. If there is an impact to the statement of financial performance, it is likely that Lend Lease would pay a dividend from retained earnings equal to the amount of any such future charge.

On 10 September 2004, proceedings were filed on behalf of a class including 14 individuals who worked on or near the World Trade Center site against a number of parties involved in the World Trade Center site clean up, including BLL. Three were employees of the City of New York and 11 were employees of Con-Edison, a regulated utility that provides power in New York city. No employee of or any contractor engaged by BLL is currently a plaintiff in this action. These proceedings allege possible health issues that may have arisen from the work practices employed at the site. BLL believes it has fully complied with its obligations to its workers, and it also has the benefit of insurance cover provided through the City of New York and funded by the US Government. Under this policy, approximately US$1 billion will be provided to cover claims arising out of the debris removal activities at the World Trade Center site. No liability has been raised in respect of this matter.

Additional risk factors which may lead to future liability for the Merged Group are described in section 3.17.

Commitments

The following table sets out the commitments of GPT, Lend Lease and the Merged Group as at 30 June 2004.

	Actual GPT Stand Alone 30 June 2004 ($m)	Actual Lend Lease Stand Alone 30 June 2004 ($m)	Consolidated Pro Forma 30 June 2004 ($m)
Operating leases			
Estimated aggregate amount of operating lease expenditure agreed or contracted but not provided for in the financial statements:			
Land and buildings – self-occupied	4	260	264
Plant and equipment	–	27	27
	4	**287**	**291**
Due within 1 year	–	53	53
Due between 1 and 5 years	1	127	128
Due later than 5 years	3	107	110
	4	**287**	**291**
Capital expenditure			
At balance date, the aggregate amount of capital expenditure contracted but not provided for in the financial statements:			
Due within 1 year	333	2	335
Due between 1 and 5 years	144	–	144
	477	**2**	**479**
Investments			
At balance date, capital commitments existed in respect of interests in partnerships, investments or joint ventures contracted but not provided for in the financial statements:			
Due within 1 year:			
Lend Lease International Distressed Debt Fund	–	106[1]	106
Public private partnerships	–	48	48
Sunshine Plaza	5	–	5
Lend Lease Real Estate Partners II	–	9	9
Other	–	9	9
Due between 1 and 5 years:			
Public private partnerships	–	19	19
Sunshine Plaza	9	–	9
Total	**14**	**191**	**205**

(1) This commitment expires by 31 December 2004. This amount may only be called to the extent the manager identifies suitable investments.

3.10.4 Market value of Lend Lease's retail assets

Lend Lease holds direct and indirect ownership interests in a number of retail properties in the UK, US and Singapore. These interests are currently carried at cost in Lend Lease's statement of financial position. The independent valuations and book values are summarised below:

	Independent Valuation[1] ($m)	Book Value at 30 June 2004 ($m)	Premium to Book Value ($m)
Bluewater (30%)	1,247[2]	582	665
King of Prussia (50%)[3]	332	207	125
Overgate (30.7%)[4]	110	103	7
Retail partnership (1% Bluewater and 4% Touchwood)[4]	64	50	14
APIC II (Singapore portfolio) (18%)[4]	51	39	12
	1,804	**981**	**823**

(1) As at 30 June 2004

(2) Gross value based on independent valuation. If the interest is sold in the short term, the net value realised would be reduced by approximately $278 million as a result of the call option and profit share described below. Bluewater is classified as inventory and recorded at cost in the pro forma consolidated statement of financial position

(3) Classified as investment property and recorded at market value in the pro forma consolidated statements of financial position.

(4) Classified as other investments and recorded at cost in the pro forma consolidated statement of financial position.

Following the Merger, the Merged Group may carry its investment properties at market value rather than cost. The book value of the properties may be recorded at current valuations and it would then also be necessary to recognise as a liability a provision for deferred tax, which is generally equal to the unrealised gain multiplied by the relevant tax rate.

The carrying value of Lend Lease's 30% direct interest in Bluewater will depend upon Lend Lease's future intentions for this asset. At present, the Bluewater direct interest is treated by Lend Lease as property held for sale and hence treated as non-current inventory. If Lend Lease decides to exercise one of its call options under the Bluewater lease financing (which fall in 2005, 2009 and 2011), then a third party has a pre-emption right to acquire a further 15% interest at predetermined yields which would be at an approximate $150 million discount to the independent valuation for the 15% interest at 30 June 2004. On sale of its Bluewater interest, Lend Lease would also likely trigger a profit share obligation to the original landowner of $128 million and tax on the realised net gain.

Should Lend Lease change its current intention in the future and decide to hold its Bluewater interest as a long term investment asset, Lend Lease believes the call option and profit share arrangements would not be triggered. However, if there were a change of intent, Lend Lease may be liable for tax on the unrealised gain, payable at the time of the change of intent. The tax that may be payable on the unrealised gain if such a change of intent had occurred at 30 June 2004 is estimated to be in the range of $150 million to $160 million before a tax deduction which may be available for the profit share obligation described above. If there was a change of intent and tax payment made, Lend Lease's cost base for tax purposes would also be restated to the market value at that time and no provision for deferred income tax would arise on the unrealised gain. Additionally, no tax expense would arise on the tax payment, as it would be offset by the asset revaluation. At the date of this Explanatory Memorandum, Lend Lease has not made any decision to change its current intention of holding its Bluewater interest for sale.

3.11 Consolidated pro forma historical statements of cash flows for the Merged Group

3.11.1 Basis of preparation of consolidated pro forma historical statements of cash flows

The consolidated pro forma historical statements of cash flows of the Merged Group for the years ended 30 June 2003 and 30 June 2004 are based on the audited consolidated cash flows of GPT and Lend Lease adjusted to exclude any cash flows related to interest, tax, discontinued operations and the elimination of the inter-entity transactions and are set out below:

	Consolidated Pro Forma Historical	
	2003 ($m)	2004 ($m)
Net cash provided by operating activities	**666**	**837**
Cash flows from investing activities		
Payments for investments	(778)	(860)
Proceeds on disposal of investments	276	152
Other	182	(280)
Net cash used in investing activities	**(320)**	**(988)**
Cash flows from financing activities		
Proceeds from borrowings/unit issues	1,488	821
Repayments of borrowings	(1,210)	(26)
Payments for share buy-backs	(15)	(405)
Dividends/distributions paid	(364)	(580)
Other	(3)	2
Net cash used in financing activities	**(104)**	**(188)**
Other cash flow items	(20)	(14)
Net increase/(decrease) in cash	**222**	**(353)**

The Merged Group consolidated pro forma historical statements of cash flows assume that the Merger was effective from 1 July 2002. No allowance has been made for the forecast annualised cost savings of $60 million after tax in the consolidated pro forma historical statements of cash flows.

3.11.2 Cash management

Existing finance facilities and cash reserves are considered by Lend Lease to be sufficient to complete the Merger. Existing finance facilities, cash reserves and forecast cash generated from the operations of the Merged Group are considered by GPT and Lend Lease to be sufficient to meet the anticipated cash flow needs of the Merged Group during the forecast period. Lend Lease fully expects to be able to refinance its existing finance facilities by their maturity dates on reasonable commercial terms.

At completion of the Merger, payments of approximately $2.0 billion will be made by GPT and Lend Lease. It is expected that these payments will be funded from a combination of:

- Lend Lease's and GPT's cash reserves. The combined cash reserves totalled $1,433 million at 30 June 2004, however, some of that cash is required for funding normal working capital requirements of the businesses; and
- undrawn existing finance facilities in Lend Lease.

If the Merged Group identifies suitable acquisitions which have not been taken into account in preparing the Consolidated Pro Forma Forecast, it will consider appropriate levels of debt and equity funding on a case-by-case basis having regard to its long term target gearing ratio.

3.11.3 Gearing, interest rate and foreign exchange management

Gearing

The pro forma gearing of the Merged Group at 30 June 2004 was 29.8% (on a net debt to total tangible assets excluding cash basis) and 31.6% (on a total debt to total tangible assets basis). It is the Merged Group's current intention to target a gearing ratio based on total debt within the range of 25% to 35%.

The pro forma total tangible asset balance for the Merged Group includes a number of Lend Lease retail properties recorded at their book values as at 30 June 2004. If the pro forma total tangible asset balance at 30 June 2004 is adjusted to include the market value of Lend Lease's retail property interests (as described in section 3.10.4), the pro forma gearing ratio would be 29.2% (on a net debt to total tangible assets excluding cash basis) and 30.9% (on a gross debt to total tangible assets basis).

As part of the Merger, the Merged Group will adopt new financing arrangements to guarantee the majority of the Merged Group's expected future borrowings. It is proposed that these borrowings will be supported by group guarantees described in section 3.13.

The Merged Group's debt facilities are subject to conditions precedent that are considered by Lend Lease and GPT to be standard for each type of facility. The Merged Group expects to be able to satisfy these conditions precedent following the Merger and be able to refinance its borrowings by their maturity dates.

Lend Lease holds a number of investments in jointly owned undertakings involved in property ownership, development, management and construction. Some of these jointly owned undertakings have non-recourse borrowings at the project level.

Debt maturity

Lend Lease's and GPT's existing debt comprises primarily a mixture of bank loans and capital market issuances. The maturity profile of the combined debt of Lend Lease and GPT is summarised below:

Maturity (at 30 June 2004)	Amount ($m)
Due within 1 year	2,308
Due 1 to 5 years	1,477
Due 6 to 10 years	369
Due after 10 years	125
Total	**4,279**

A portion of the Merged Group's short term (due within one year) debt will be refinanced through longer term borrowings within the first 12 months after the Merger.

The Merged Group anticipates that its future debt refinancing requirements will be satisfied through capital markets issuance and existing and new bank facilities. The mix of bank and capital market facilities will be determined by management taking into account market conditions at the time of refinancing.

Interest rate management

The Merged Group will be exposed to interest rate fluctuations from borrowings denominated predominantly in A$, US$ and GBP. GPT and Lend Lease enter into fixed rate borrowings, interest rate swap agreements and interest rate options (both bought and sold) to manage their interest rate exposures and to hedge a portion of their underlying exposures against interest rate fluctuations.

The following table is the target fixed rate profile that the Merged Group intends to put in place:

Year ending 30 June	% of Forecast Debt
2005	70% – 90%
2006	60% – 80%
2007	40% – 70%

It is anticipated that at least 75% of known interest rate exposures will be hedged for the two year period ending 30 June 2006.

Refer also to the interest rate assumptions underlying the forecasts for the year ending 30 June 2005 in sections 3.3, 3.4 and 3.5.

Foreign exchange management

The Merged Group will derive foreign currency denominated earnings from Lend Lease's non-Australian businesses. GPT currently has no offshore earnings and therefore has no direct exposure to foreign exchange rate fluctuations. Lend Lease will use natural hedging, where possible, to minimise exchange rate fluctuations on the Merged Group's net assets. Remaining net assets will be hedged at the discretion of management based on board approved hedging policies.

Lend Lease uses forward foreign exchange contracts to hedge a proportion of the anticipated major foreign currency denominated earnings according to the following hedging bands. This hedging results in the foreign exchange rate applied to foreign currency denominated earnings in any one year being a blend of forward foreign exchange rates over the previous three year period.

	Year ending 30 June 2005		Year ending 30 June 2006		Year ending 30 June 2007	
	Hedged Range	Average Rate of Underlying Hedge Contracts	Hedged Range	Average Rate of Underlying Hedge Contracts	Hedged Range	Average Rate of Underlying Hedged Contracts
Foreign currency						
US dollars	60% – 100%	0.58	40% – 70%	0.66	10% – 40%	0.66
Pounds Sterling	60% – 100%	0.38	40% – 70%	0.38	10% – 40%	0.38
Euro	60% – 100%	0.57	40% – 70%	0.55	10% – 40%	0.54

3.12 Credit rating

Lend Lease currently has a credit rating of BBB/A-2 from Standard & Poor's.

GPT currently has a credit rating of A+/A-1 from Standard & Poor's.

Following the announcement of the proposed Merger, Standard & Poor's placed Lend Lease's rating on CreditWatch with positive implications and GPT's rating on CreditWatch with negative implications. Standard & Poor's has indicated that it expects the long term rating for the Merged Group to be either 'A-' or 'A'. Standard & Poor's will update the CreditWatch placements once it determines a definitive expected rating outcome on the Merged Group.

3.13 Group guarantees

After implementation of the proposed Merger, Lend Lease and GPT will be required to provide each other and each other's controlled entities with financial support in accordance with the Stapling Deed (refer to sections 8.3 and 10.10).

It is intended that the financial support will initially include a guarantee from each of Lend Lease and GPT of all substantial financial indebtedness of the Merged Group which is incurred by the Merged Group after the implementation of the Merger.

The guarantees given by Lend Lease and GPT may also be extended to cover all substantial financial indebtedness of the Merged Group which is outstanding prior to implementation of the Merger.

Certain other performance related obligations of the Merged Group (whether incurred before or after the implementation of the Merger) may also be covered by the Lend Lease and GPT guarantees.

3.14 Distribution policy

3.14.1 Special distributions associated with the Merger

At completion of the Merger, the following special distributions or dividends will be paid:

- GPT Unitholders will receive distributions from capital of:
  - $3.5 million (0.2 cents per GPT Unit) representing the payment by Lend Lease of an amount equivalent to the performance fee payable in respect of the six months ended 30 June 2004. This distribution is included in the 9.6 cents per GPT Unit distribution for the period from 1 July 2004 to 30 November 2004;
  - $12 million (0.6 cents per GPT Unit) special distribution from capital in respect of GPT's estimated Merger costs of $12 million. This distribution is included in the 9.6 cents per GPT Unit distribution for the period from 1 July 2004 to 30 November 2004;
  - a further $12.75 million (0.6 cents per GPT Unit) special distribution from capital; and
  - up to $1,311 million (up to 65 cents per GPT Unit) special distribution from capital depending on the level of utilisation of the GPT Cash-Out Option; and
- Lend Lease Shareholders will receive a fully franked special dividend of 23.8 cents per Lend Lease Share (aggregate $95 million).

3.14.2 Pre-Merger period

For the period from 1 July 2004 to 30 November 2004, each of Lend Lease and GPT will pay their investors a dividend or distribution based on 100% of the estimated stand alone net profit after tax and before goodwill amortisation and Merger costs in the case of Lend Lease and net profit before Merger costs in the case of GPT. This will give rise to:

- an unfranked dividend of 32.4 cents per Lend Lease Share; and
- a distribution of 9.6 cents per GPT Unit, payable as a regular September quarter distribution of 5.5 cents per GPT Unit in November and a final pre-Merger distribution of 4.1 cents at the time of implementation of the Merger. This distribution includes an amount of 0.2 cents per GPT Unit representing the payment by Lend Lease of an amount equivalent to the $3.5 million performance fee in respect of the six months ended 30 June 2004 and an amount of 0.6 cents per GPT Unit as a capital distribution in respect of GPT's estimated Merger costs of $12 million.

If actual Distributable Earnings for GPT or Lend Lease for the five months to 30 November 2004 differ from the estimated amount for this period, GPT Unitholders and Lend Lease Shareholders will still receive the 9.6 cents per GPT Unit distribution and 32.4 cents per Lend Lease Share dividend respectively. If necessary, this will be achieved by paying part of the distribution from capital or dividend from retained earnings.

For the period from 1 December 2004 to 30 June 2005, the Merged Group intends to distribute the Distributable Earnings for that period after deducting any amount in excess of Distributable Earnings paid for the five months to 30 November 2004 from capital or retained earnings.

3.14.3 Post-Merger period

For the period from 1 December 2004 to 30 June 2005, the Merged Group will pay a pro rata distribution based on its post-Merger distribution policy for the pro forma earnings for the year ending 30 June 2005. The post-Merger distribution policy is to pay out up to 100% of the pro forma Distributable Earnings. The forecast distributions in respect of the period from 1 December 2004 to 30 June 2005 are 47.5 cents per Stapled Security, representing 100% of Distributable Earnings for the period.

The forecast actual and pro forma annual distributions per equivalent Lend Lease Share and GPT Unit in respect of the year ending 30 June 2005 are summarised below:

Cents per Security	Special Dividends/ Distributions	Forecast Actual Distributions: Pre-Merger Period	Post-Merger Period	Total	Pro Forma Annualised Distributable Earnings[1]
Per equivalent Lend Lease Share:					
– Actual	23.8	32.4	47.5	79.9	81.4[2]
– Assuming reinvestment of special dividend[3]	N/A	32.4	48.6	81.0	83.2
Per equivalent GPT Unit:					
– Actual	Up to 65.6	9.6[4]	12.5	22.1	21.4
– Assuming reinvestment of special distribution[3]	N/A	9.6[4]	15.4	25.0	26.4

(1) Assuming the Merger had occurred on 1 July 2004.

(2) Distribution per Stapled Security based on pro forma earnings as if the Merger was implemented on 1 July 2004 and assuming that the $388 million Off-Market Buy-Back is completed in full and 32.3 million Lend Lease Shares are bought back at an illustrative price of $12 per Lend Lease Share. The total value of Lend Lease Shares bought back under the Off-Market Buy-Back (if any) and the Buy-Back Price may differ from these values.

(3) Assuming the special dividend of 23.8 cents per Lend Lease Share and special distribution (excluding pre-Merger period amounts) of 65.6 cents per GPT Unit (assuming the GPT Cash-Out Option is not used) are reinvested based on the GPT Cash-Out option price of $3.48 and the Merger terms.

(4) The GPT pre-Merger distribution will be paid as a September 2004 quarter distribution on 22 November and a further pre-Merger distribution for the period from 1 October 2004 to 30 November 2004.

Distributions per Stapled Security will comprise a dividend on the underlying Lend Lease Share (which is expected to be partly franked from the year commencing 1 July 2005) and a distribution on the underlying GPT Unit (which is expected to be partly tax deferred for those GPT Unitholders with a cost base in their units exceeding the tax deferred component). Distributions will be paid quarterly no later than two months after the end of each quarter, except for the distribution for the period from 1 December 2004 to 31 December 2004, which will be included in the March 2005 quarterly distribution.

For the years ending 30 June 2006 and 2007, the Merged Group intends to target growth in distributions per Stapled Security of 7% per annum. This intended target is based on:

- an assumed continuation of the compound average earnings per unit growth rate achieved by GPT for the three years ended 31 December 2003 (excluding the impact of the change to the responsible entity's fee structure), and forecast earnings per unit growth rate for GPT for the year ending 30 June 2005, of around 3% per annum; and
- Lend Lease management's targets and business planning processes (based on various assumptions) for the balance of the businesses of the Merged Group for the years ending 30 June 2006 and 2007, prepared having regard to the strategies outlined in sections 1.3 and 2.1,

together with the incentives for achievement of these goals by management, as referred to below.

Assumptions used in setting the above targets and business plans (which are not forecasts) include:

- potential for growth in GPM for BLL assuming expected maintenance of UK market position and profit flows (including development profits) from certain UK developments (such as Chapelfield) together with planned PFI hospital contracts (in which BLL UK has had a strong market presence), and maintenance of market share in the US where there is projected increase in construction activity, particularly in the New York market, but recognising that construction contracts are generally awarded on a short term basis, and a return to profitability for BLL in Australia to pre-existing levels following completion of several loss-making contracts;
- potential for award of various planned US Government projects in the military housing sector (in which Actus Lend Lease has historically demonstrated its capabilities);
- continued strong performance of Delfin Lend Lease and anticipated profit contribution from LLD having regard to projects currently secured and anticipated sales;
- none of the sensitivities outlined in section 3.8 or risk factors outlined in section 3.17 eventuating in such a way as to materially adversely affect the Merged Group's financial performance; and
- the capacity to source distributions from retained earnings of Lend Lease if necessary.

A large number of factors will determine the Merged Group's actual financial performance in the years ending 30 June 2006 and 2007. Those factors could affect the actual results positively or negatively and are explained in some detail in sections 3.8 and 3.17. Some of these factors are within management's control and some are not. The Merged Group intends that management incentive plans will be linked to achieving at least 7% per annum growth in Distributable Earnings per Stapled Security for the years ending 30 June 2006 and 2007.

If growth in Distributable Earnings per Stapled Security exceeds 7% in any year, it is possible that the payout ratio will be less than 100% of Distributable Earnings. If growth in Distributable Earnings per Stapled Security falls short of 7%, it is possible that distribution growth of 7% could nevertheless be maintained by sourcing some or all of the proposed distribution from retained earnings of Lend Lease or from capital of GPT.

Statements of intent as to targeted growth in distributions are not forecasts of future growth in distributions and should not be relied upon as such. Achievement of the targeted growth in distributions is subject to there being no material adverse change in the business and economic environment and the markets in which the Merged Group operates, and having regard to the other sensitivities and risk factors set out in sections 3.8 and 3.17 and there can be no certainty that the target growth will be achieved.

The actual level of future distributions and any applicable franking or tax deferred component will be determined by the directors of the Merged Group and will depend on a number of factors, including the future level of Distributable Earnings compiled under IFRS, cash resources and the financial position of the Merged Group, future funding requirements, capital management initiatives and any other factors which the directors of the Merged Group consider relevant.

As described in section 3.15, following the introduction of IFRS from 1 July 2005, the Merged Group's reported earnings may be positively or adversely impacted by items that will be required to be recognised in the statement of financial performance including:

- unrealised movements in the fair value of investment assets and related deferred tax charges on properties owned by Lend Lease;
- movements in surpluses/deficits of defined benefit superannuation schemes; and
- unrealised movements in the value of derivative instruments.

The Merged Group intends to exclude the effect of such unrealised movements in determining its Distributable Earnings.

On a stand alone basis, Lend Lease undertakes design, development and construction activities for GPT as well as other parties. The profits earned from these activities are reflected as income in the Lend Lease statements of financial performance. On consolidation of the Merged Group, profits earned by Lend Lease from GPT will be eliminated, which will result in a lower cost for the relevant investment property in the consolidated statements of financial position and therefore, other things being equal, potential for higher revaluation when the relevant assets are next revalued. Under the Merged Group's distribution policy, these development profits are included in Distributable Earnings.

GPT will fund the redemption of units under the GPT Cash-Out Option and payment of the Special Distribution (described in section 7.2.2) under the Merger by Lend Lease subscribing for $1,311 million of new units in GPT. The Unstapled Units acquired by Lend Lease will not participate in the Merger. Future distributions made by GPT will include distributions to Lend Lease on the Unstapled Units.

Lend Lease will recognise a tax expense in its statements of financial performance equal to the amount of each future distribution on the Unstapled Units multiplied by the corporate tax rate. However, the amount of tax payable in respect of these distributions will be the taxable component of the distribution (currently approximately 55%) multiplied by the corporate tax rate. The payment of tax on these distributions is expected to give rise to franking credits. The difference between the tax expense and the tax payable will represent a provision for deferred tax.

Lend Lease intends to include the full amount of the distributions received from GPT less the cash tax payable in its dividends to Stapled Security holders. The Merged Group distribution policy described above adds back to reported consolidated profit the deferred tax on distributions on the Unstapled Units in determining Distributable Earnings, to reflect the intention to fully flow through to Stapled Security holders the GPT distributions on Unstapled Units less the cash tax paid.

3.15 International Financial Reporting Standards

3.15.1 Introduction

The Financial Reporting Council has endorsed the adoption of IFRS, as issued by the Australian Accounting Standards Board (**AASB**), by all Australian reporting entities for reporting periods commencing on or after 1 January 2005.

The financial information presented in this Explanatory Memorandum that is referred to as being presented on an IFRS basis reflects the current interpretation of the standards made law by the AASB on 15 July 2004 and gazetted on 22 July 2004.

As a result, Lend Lease, GPT and the Merged Group will be required to present their financial statements in accordance with IFRS, as issued by the AASB, for the financial year commencing 1 July 2005, including the interim financial report for the half year ending 31 December 2005 and the annual financial report for the year ending 30 June 2006.

The comparative financial statements for each of these periods will also be required to be restated using IFRS, as issued by the AASB, except for AASB 132 "Financial Instruments: Disclosure and Presentation" (**AASB 132**), AASB 139 "Financial Instruments: Recognition and Measurement" (**AASB 139**) and AASB 4 "Insurance Contracts" (**AASB 4**). In order to restate the comparative information, retained earnings at 1 July 2004 will be adjusted to include the changes necessary to transition to IFRS, except for changes relating to AASB 132, AASB 139 and AASB 4 which will be adjusted in retained earnings at 1 July 2005. This will impact the timing of implementation of the accounting for hedging and co-investments (see section 3.15.5).

IFRS and their related interpretation may change between the issue date of this Explanatory Memorandum and the issuance of the Merged Group's first set of IFRS financial statements (half year accounts to 31 December 2005). The regulatory bodies that promulgate Australian GAAP and IFRS have significant ongoing projects that could affect the differences between Australian GAAP and IFRS described in section 3.15.5 and the impact of these differences relative to the Merged Group's forecast results for the year ending 30 June 2005 may vary materially. Accordingly, there can be no assurances provided that the financial information as disclosed in this Explanatory Memorandum would not be materially different in accordance with changes to IFRS.

The conversion to IFRS is likely to result in an increased volatility in future earnings. This is due to a significant shift in accounting standards, which previously required most balance sheet items to be held at cost (and some items either systematically depreciated or amortised), to items being held at fair value with revaluation increments and decrements booked through the statements of financial position (versus asset revaluation reserve). This change is not unique to Lend Lease, GPT or the Merged Group.

3.15.2 Reconciliation of key items – Australian GAAP to IFRS

Sections 3.15.3 and 3.15.4 provide a reconciliation of the pro forma consolidated net assets of the Merged Group as at 30 June 2004, and the pro forma consolidated profit after tax of the Merged Group for the year ending 30 June 2005 from Australian GAAP to IFRS respectively.

3.15.3 Reconciliation of 30 June 2004 consolidated pro forma statement of financial position from Australian GAAP to IFRS

	Australian GAAP to IFRS ($m)
Net assets under Australian GAAP	**6,852**
Net deficit in employer sponsored superannuation and pension schemes[1]	(117)
Movements in deferred tax assets due to the above adjustments	35
Recognition of deferred tax liability[2]	(51)
Net assets under IFRS	**6,719**

(1) IFRS requires the surplus or deficit of employer sponsored defined benefit superannuation or pension schemes to be booked on the employer's balance sheet. Lend Lease's net liability is estimated to be $117 million as at 30 June 2004. This is represented by an estimated deficit in The Bovis UK Pension Scheme of $149 million partly offset by an estimated surplus of $32 million in the Australian Lend Lease Superannuation Fund.

(2) IFRS requires deferred tax to be recognised when there is a difference between the carrying value of an asset or liability and its tax base.

3.15.4 Reconciliation of consolidated pro forma forecast statement of financial performance for the year ending 30 June 2005 from Australian GAAP to IFRS

	Profit (After Tax) ($m)
Net profit after tax and minority interests[1] under Australian GAAP	609
Goodwill amortisation[2]	60
Profit after tax and minority interests[1] under IFRS	**669**

(1) Minority interests exclude the 81.3% interest in GPT not owned by Lend Lease.

(2) Goodwill is no longer amortised under IFRS but is subject to an annual impairment test. It has been assumed that no impairment of goodwill occurs during the forecast period.

Assumptions

In performing the reconciliation of key items between Australian GAAP and IFRS, the following assumptions have been made:

- entities that adopt the fair value model to measure investment properties are required to recognise revaluation increments and decrements in the statements of financial performance rather than the asset revaluation reserve. It is not possible to quantify a forecast revaluation for the year ending 30 June 2005. The Merged Group will need to recognise deferred tax in respect to the revaluation of properties owned by Lend Lease and Lend Lease's share (based on Lend Lease's ownership interest in Unstapled Units) of GPT's property revaluations. No tax effects are calculated on GPT's property revaluations, as GPT's taxable income is taxed in the hands of GPT Unitholders;
- AASB 132, AASB 139 and AASB 4 have not been applied, as these standards are not applicable until 1 July 2005;
- UIG 53 "Pre-Completion Contracts for the Sale of Residential Development Properties" is retained by the AASB which means that there is no change to Lend Lease's current accounting policy for revenue and profit recognition from the sale of development properties. If UIG 53 is not retained by the AASB, the Merged Group would be required to change its revenue and profit recognition policy from the percentage completion method to the settlements method. This would result in $17 million reduction in profit after tax in the 2004 consolidated pro forma statement of financial performance being deferred to future financial years. The 2005 year result as reported under IFRS would increase by $1.3 million after tax;
- the accounting for PFIs (also known as service concession arrangements) remains unchanged;
- the initial measurement of goodwill on the Merger under IFRS is consistent with Australian Accounting Standards. Refer to section 3.15.5 for further information on the uncertainties regarding accounting for goodwill under IFRS; and
- it is not possible to quantify a forecast profit or loss impact in the year ending 30 June 2005 for the net change in employer sponsored defined benefit superannuation or pension scheme obligations.

3.15.5 Potential implications of IFRS

The key potential implications of the conversion to IFRS on the Merged Group are summarised below:

Goodwill	
Initial impact on retained earnings at 1 July 2004 *Lower amortisation expense* *Volatility in future results due to potential for impairment*	Goodwill acquired in business combinations, such as the acquisitions of Bovis, Delfin and GPT, will no longer be amortised; however, will be subject to an annual impairment test. Impairment will be determined on a discounted basis, with strict tests for determining whether goodwill allocated to the Merged Group's cash-generating units has been impaired. Any impairment will be recognised immediately in the statement of financial performance. The initial measurement of goodwill arising on the Merger transaction under IFRS is assumed to be consistent with Australian Accounting Standards. Accounting for stapling transactions under IFRS is currently uncertain and it is likely these uncertainties will be clarified prior to Lend Lease's adoption of IFRS. Goodwill recognised on consolidation for this transaction under IFRS may be materially different to the goodwill calculated under Australian Accounting Standards.
Investment properties	
Initial impact on retained earnings at 1 July 2004 *Volatility in future earnings*	IFRS permits one of the following methods to be applied to the Merged Group's investment property portfolio: – measurement at fair value with subsequent changes in fair value recorded in the statement of financial performance; or – measurement at cost depreciated over the useful life. The Merged Group's elected method is likely to be the fair value method.
Lease incentives	
Initial impact on retained earnings at 1 July 2004 *Reduces lease rental income*	The Merged Group will recognise the aggregate cost of incentives in the form of cash or lessor owned fitout as a reduction of rental income over the lease term on a straight line basis unless another systematic basis is representative of the time pattern over which the benefit of the leased asset is diminished. Incentives in the form of lessor owned fitouts will remain capitalised as investment property.
Defined benefit plans	
Initial impact on retained earnings at 1 July 2004 *Volatility in future earnings*	Surpluses and deficits in the Lend Lease Superannuation Fund (Australia) and Bovis UK Pension Scheme sponsored by the Merged Group will be recognised in the statement of financial position upon transition. Movements in the net surplus/deficit of each scheme after transition will be recognised in the statement of financial performance.
Income tax	
Initial impact on retained earnings at 1 July 2004 *New tax assets and liabilities recognised*	Income tax will be calculated based on the "balance sheet" approach, which recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base. It is expected that Lend Lease will recognise similar levels of deferred tax assets and liabilities, and, as tax effects follow the treatment of the underlying transaction, some tax effects will be recognised in equity.
Potential revenue	
Initial impact on retained earnings at 1 July 2004 *Potential deferral of revenue recognition*	Revenue from the sale of goods requires additional conditions to be satisfied before recognition can occur. Revenue recognition is primarily determined by assessing whether the significant risks and rewards of ownership of the asset have transferred and the nature of any continuing involvement with the asset. This may result in a deferral of revenue recognition on pre-sale residential projects to settlement date rather than the percentage completion method currently adopted under UIG 53 "Pre-Completion Contracts for the Sale of Residential Development Properties". AASB 1048 "Interpretation and Application of Standards" currently retains UIG 53 for application in the IFRS environment.

Hedging	
Initial impact on retained earnings at 1 July 2005 *Volatility in future earnings* *New assets and liabilities recognised*	Lend Lease currently uses derivative contracts to economically hedge exposures to interest rates and foreign currency. Under current Australian Accounting Standards, all derivative contracts are accounted for as hedges. Under IFRS, all derivative contracts, whether used for hedging purposes or not, will be required to be carried on the statement of financial position at fair value. Derivative contracts that do not qualify for hedge accounting will be required to have recognised any subsequent changes in fair value in the statement of financial performance. In order to qualify for hedge accounting, strict requirements over hedge designation, documentation and effectiveness must be satisfied. Derivative contracts that qualify for hedge accounting will be accounted for as cash flow or fair value hedges. Cash flow hedges are measured at fair value with changes in fair value recorded in equity, to the extent that the hedge is deemed effective, until the hedged transaction occurs. Any ineffective portion is recorded in the statement of financial performance immediately. Fair value hedges are measured at fair value with changes in fair value recorded in the statement of financial performance. Any offsetting changes in fair value of the designated hedged item are also recorded in the statement of financial performance.
Co-investments	
Initial impact on retained earnings at 1 July 2005 *Potential volatility in future earnings*	Co-investments will be recognised at fair value with subsequent changes in fair value recorded in equity (revaluation reserve). Currently, equity investments are carried at the lower of cost or recoverable amount. This change will impact the Merged Group's co-investments in real estate funds, which will be carried on the statement of financial position at fair value with changes in fair value recorded in equity.
Equity based compensation	Lend Lease currently has a policy of expensing all employee compensation to the statement of financial performance but the method of expensing may change, with the fair value of share based payments to be included and expensed over the period the employee provides the related service under IFRS. The treatment of Lend Lease's employee share plans will also be reviewed in context of the IFRS requirements on consolidation.
The effects of changes in foreign exchange rates	
Initial impact on retained earnings at 1 July 2004 *Potential volatility in future earnings*	Foreign operations were previously classified as either self-sustaining or integrated operations. These are replaced with the concept of an entity's functional currency. This is the currency in which the entity operates and determines pricing decisions. The Merged Group's functional currency and presentation currency will be Australian dollars. Exchange differences arising on a monetary item that form part of an entity's net investment in a foreign operation are recognised in the statement of financial performance of the parent or subsidiary operation as appropriate. In the Merged Group's consolidated financial report, such exchange differences shall be recognised initially in a separate component of equity and recognised in the statement of financial performance on disposal of the net investment. However, under IFRS, where the monetary item is not in the functional currency of the parent or the foreign subsidiary, exchange differences must be recognised in the statement of financial performance of the Merged Group.
Accounting policies	Changes in accounting policies will be recognised by restating comparatives rather than making current year adjustments with note disclosure of prior year effects.

Borrowing Costs	IFRS permits one of the following methods to be applied to the Merged Group's borrowing costs: – the benchmark treatment is to expense borrowing costs; and – the permitted alternative treatment is to capitalise borrowing costs in relation to qualifying assets (which is consistent with existing Australian GAAP requirements). The Merged Group's elected method is likely to be to capitalise borrowing costs on qualifying assets.

3.16 Accounting policies

The significant accounting policies that have been adopted in the preparation of the financial information are outlined below.

Summary of principal accounting policies

Basis of preparation

The financial information has been prepared under the historical cost convention and, except where stated, does not take into account changing values or fair values of non-current assets except to the extent that property investments have been revalued.

Basis of consolidation

The Merged Group consolidation comprises all entities controlled by Lend Lease and GPT.

The balances, and effects of transactions, between controlled entities included in the financial information, have been eliminated.

Revenue

Revenue from the sale of development properties is recognised:

- for residential land sales, upon settlement of the sales contract;
- for non-residential land sales, upon exchange of the sales contract where all the conditions under the sales contract have been met or are reasonably likely to be met; and
- for residential and non-residential built-form property development sales, upon exchange of the sales contract when all conditions under the sales contract have been met or are likely to be met, in accordance with the proportion of the development completed, provided construction work in progress is more than 50% complete.

Revenue from the provision of services is recognised:

- for property construction, based on the value of work performed using the percentage completion method, which is measured by reference to actual costs to date as a percentage of total forecast costs for each contract;
- for property and funds management, capital services, property development, and management fee entitlement, as services are rendered; and
- for management of aged care community projects, deferred management fees are recognised on an accruals basis based on an assessment of revenue earned from the management agreements on retirement villages.

Dividends/distributions

Dividends and distributions are recognised when declared.

Rental income

Rental income is recognised on an accruals basis.

Proceeds on sale of investments

Proceeds on sale of investments are recognised when an unconditional contract is in place.

Profits

Profits are brought to account:

- for property construction, progressively at an amount equivalent to general overheads or an amount equivalent to the value of work performed when the outcome of a contract can be reliably determined. Lend Lease does not consider that the outcome of a construction contract can be reliably determined until it is at least 50% complete;
- for residential land sales, upon settlement of the sales contract;
- for non-residential land sales, upon exchange of the sales contract where all the conditions under the sales contract have been met or are likely to be met; and
- for residential and non-residential built-form property development sales, upon exchange of the sales contract when all conditions under the sales contract have been met or are reasonably likely to be met, in accordance with the proportion that the development is completed, provided construction work in progress is more than 50% complete. Where a loss on a contract is foreseeable, the full loss is recognised in the current period.

Taxation
The Merged Group applies the liability method of tax effect accounting whereby tax expense is calculated on the pre-tax profit adjusted for permanent differences. Income tax relating to timing differences arising from items being brought to account in different periods for income tax and accounting purposes is carried forward in the statement of financial position as "Future income tax benefit" or "Provision for deferred income tax". Future income tax benefits relating to income tax losses are only brought to account when their realisation is virtually certain.

Under current Australian tax legislation, GPT is not liable for income tax, provided its taxable income and taxable realised gains are fully distributed to GPT Unitholders each year.

Recoverable amount of non-current assets valued on a cost basis
The carrying amount of non-current assets valued on a cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is either provided for or written down to the lower amount. In assessing recoverable amounts of non-current assets, the relevant net cash flows have been discounted to their present value, except where specifically stated.

Investment properties
GPT's Compliance Plan requires that all trust property investments be valued at intervals of not more than three years and that such valuations be reflected in the financial report of GPT. GPT reviews the carrying value of each property every six months. Independent valuations of the individual investments are carried out each three years in accordance with the Corporations Act and the GPT Constitution, or earlier where there may be a material change in the carrying value of the property. The Merged Group will adopt the same policy for investment properties from the date of the Merger.

A revaluation increment is credited directly to the asset revaluation reserve, unless it is reversing a previous decrement charged as an expense in the statement of financial performance in respect of that same class of assets, in which case the increment is credited to the statement of financial performance.

A revaluation decrement is recognised as an expense in the statement of financial performance, unless it is reversing a revaluation increment previously credited to, and still included in the balance of, the asset revaluation reserve in respect of that same class of assets, in which case it is debited directly to the asset revaluation reserve.

Interests held by GPT in controlled trusts and associated trusts are brought to account at valuation based on the net tangible asset backing at the end of each quarter.

Land and buildings have the function of an investment and are regarded as a composite asset. The applicable Australian Accounting Standards do not require that investment properties be depreciated. Accordingly, the buildings and any component thereof (including plant and equipment) are not depreciated.

Expenses capitalised to properties may include the cost of acquisition, additions, refurbishments, redevelopments, borrowing costs and fees incurred.

Other investments
Investments are carried at the lower of cost or recoverable amount. The assessment of net recoverable amount of each holding is carried out at least every three years by an independent valuer, with more frequent valuations obtained for large investments held.

The independent valuers determine the recoverable amount of each asset, using valuation methodologies appropriate to the particular nature and circumstances of each asset or class of assets. Such methodologies, where appropriate, include discounting the expected net cash flows to their present value.

Associates
Associates are those entities over which the economic entity exercises significant influence, but not control. Investments in associates are accounted for using the equity method. This method requires the carrying amount of investments in associates to be adjusted by the economic entity's share of the associates' net profit or loss after tax and other movements in reserves. These amounts are recognised in the Merged Group's statement of financial performance and consolidated reserves respectively.

Dividends from associates represent a return of the Merged Group's investment and as such are applied as a reduction to the carrying value of the investment.

Partnerships
Interests in partnerships are accounted for using the equity method. Interests in partnerships are carried at the lower of the equity accounted carrying amount and recoverable amount. The equity accounted carrying amount is the historical cost plus the Merged Group's share of the partnership's result less any drawings or distributions made to the Merged Group. The Merged Group's share of the partnership's result is included in the statement of financial performance for the period.

Joint venture entities

A joint venture entity is an entity which has a contractual arrangement whereby two or more parties undertake an economic activity which is subject to joint control.

Investments in joint venture entities are accounted for using the equity method. Investments in joint venture entities are carried at the lower of the equity accounted carrying amount and recoverable amount.

The Merged Group's share of joint venture entities' net profit or loss after tax is recognised in the statement of financial performance for the period. Other movements in joint venture entities' reserves are recognised directly in consolidated reserves.

Inventories

Property held for sale

Property acquired for development and sale in the ordinary course of business is carried at cost to date, including borrowing costs incurred.

The net realisable value of each holding is assessed at each reporting period and a provision for diminution in value is raised by the directors where cost (including costs to complete) exceeds net realisable value.

Foreign currency

Assets and liabilities of self-sustaining foreign operations and, where applicable, the corresponding forward foreign exchange contract hedges are converted at rates of exchange ruling at reporting date and the resulting foreign currency gains and losses are recorded net of income tax in the foreign currency translation reserve. Other foreign currency translation reserve amounts are transferred to retained earnings when the underlying foreign operation is sold.

All other assets and liabilities denominated in foreign currency, and where applicable the corresponding forward foreign exchange contract hedges, are converted at rates of exchange at reporting date and the resulting foreign currency gains and losses are taken to the statement of financial performance in the period in which they arise.

Forward foreign exchange contracts are entered into to cover the anticipated excess of revenue less expenses within foreign operations. These foreign exchange contracts are converted at the ruling rates of exchange at balance date. The resulting foreign exchange gains and losses are taken to the statement of financial performance for hedge contracts that relate to the current period, or held on the statements of financial position as an asset or liability for hedge contracts that relate to future periods, provided that sufficient excess of revenue over expenses is anticipated to be made by the foreign operations. The effect is to record revenue after expenses from foreign operations at the hedged exchange rate.

Derivatives

Lend Lease and GPT are exposed to changes in interest rates and foreign exchange rates and use interest rate swaps, forward rate agreements, cross currency swaps, options, and forward foreign exchange contracts to hedge these risks.

Derivative financial instruments designated as effective hedges are accounted for on the same basis as the underlying exposure. For example, with respect to a foreign currency denominated asset, any movement in the currency will be reflected in the value of the asset. If this asset is effectively hedged, there will be a corresponding change in the value of the hedging instrument.

Interest payments and receipts under interest rate swap contracts are recognised on an accruals basis in the statement of financial performance as an adjustment to interest expense during the period, or capitalised within inventories when incurred in relation to property acquired for development and sale.

Goodwill

Goodwill represents the excess of the purchase consideration plus incidental acquisition costs over the fair value of the identifiable net assets acquired on the acquisition of a controlled entity, and is amortised on a straight line basis over a period to which the benefits are expected to arise, not exceeding 20 years.

In establishing the fair value of the identifiable net assets acquired, a liability for restructuring costs is only recognised at the date of acquisition where there is a demonstrable commitment and a detailed plan. The liability is only recognised where there is little or no discretion to avoid payments to other parties in settlement of costs of the restructuring and a reliable estimate of the amount of the liability as at the date of acquisition can be made.

The unamortised balance of goodwill is reviewed and where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance.

Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings, and foreign exchange differences net of hedged amounts on borrowings.

Ancillary costs incurred in connection with the arrangement of borrowings are capitalised and amortised over the life of the borrowings.

Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take more than 12 months to prepare for their intended use or sale. In these circumstances, borrowing costs are capitalised to the costs of the assets. Where funds are borrowed specifically for the acquisition or construction of a qualifying asset, the amounts of borrowing costs capitalised are those incurred in relation to that borrowing. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average interest rate.

3.17 Risk factors

There are a number of factors which may have an impact on the future performance of Lend Lease and GPT on a stand alone basis and as part of the Merged Group. Investors should be aware that there are a number of risks associated with investing in both property related businesses and stock market listed securities. The future level of income distributions to investors, value of the Merged Group's businesses and assets, and the market value of its Stapled Securities may be influenced by any of these risk factors. While the assumptions made in the preparation of the Consolidated Pro Forma Forecast are considered by the Lend Lease Directors and GPT Directors to be reasonable, there are a number of risks and uncertainties that may affect the achievement of these forecasts, many of which are beyond the control of Lend Lease and GPT and their directors and would impact on the financial performance of the Merged Group and the value of its Stapled Securities. A number of risk factors that may impact the future financial performance of the Merged Group, the industries in which the Merged Group operates, and the price at which Stapled Securities may trade, are summarised below. This does not purport to be an exhaustive list of all the risk factors that may impact the future financial performance of the Merged Group.

3.17.1 General business risks

- **General economic conditions** – Changes in prevailing economic conditions in Australia and other locations where the Merged Group operates will impact (either favourably or unfavourably) on the Merged Group's businesses, and possibly the market price of Stapled Securities. Relevant economic factors will include changes in interest rates and inflation, changes in gross domestic product and economic growth, employment levels and consumer spending, consumer and investment sentiment and property market volatility.
- **Property market** – The Merged Group's earnings will be subject to the prevailing property market conditions in the countries and sectors where the Merged Group operates. Increases in supply (or falls in demand) or adverse changes in prevailing market sentiment in any of the sectors of the property market in which the Merged Group operates or invests may adversely affect earnings. These factors may adversely affect the value of and returns generated from property investments, management and development and construction projects undertaken by the Merged Group from time to time, and may influence the acquisition of sites, the timing and value of sales, and the carrying value of projects and income producing assets. After the Merger, Lend Lease Shareholders will have a greater exposure to the risks and uncertainties associated with investing in and owning commercial property than is currently the case.
- **Land values** – Events may occur from time to time that affect the value of land or development costs which may then impact the financial returns generated from particular property related investments, businesses or projects. For example, unanticipated environmental issues, land resumptions and major infrastructure requirements may impact on future earnings of the Merged Group.
- **Funding** – The property investment and development sector is highly capital intensive. The ability of the Merged Group to raise funds (equity or debt) on acceptable terms will depend on a number of factors including capital market conditions, general economic and political conditions, the Merged Group's performance, and credit availability. Changes in the cost of current and future borrowings and equity raisings may impact the earnings of the Merged Group, and impact the availability of funding for new projects or increase refinancing risks as debt facilities mature.

  The Merged Group accesses and utilises both the bank and debt markets for debt funding. Maintenance of a strong credit rating should provide the Merged Group continued access to both these markets. Any downgrading of the Merged Group's credit rating may increase overall debt funding costs and adversely affect the Merged Group's access to debt funding and the terms on which that funding is offered.

- **Implementation risks in achieving cost savings** – The enhanced earnings and distributions profile for Lend Lease Shareholders and GPT Unitholders if the Merger proceeds is partly dependent on achieving after-tax cost savings described in section 3.5. The Lend Lease Directors and GPT Directors believe that under normal business conditions these cost savings will be achievable following the Merger. However, unforeseen events may alter the expected level of cost savings, adversely impacting the future earnings and distributions of the Merged Group.
- **Exchange rates** – The Merged Group will earn income denominated in many currencies, including AUD, GBP, USD, SGD and EUR. The Merged Group intends to manage the impact of exchange rate movements on its earnings by entering into hedging transactions. This management is conducted by hedging a portion of the Merged Group's anticipated foreign currency earnings over the current and future years.

  The financial performance and asset values of the Merged Group and the earnings available for distribution to Stapled Security holders may be adversely affected to the extent that exchange rate movements are not hedged, or exposures hedged do not eventuate. The financial impact on the Merged Group in these situations would depend on the exchange rate movement that occurs.
- **Regulatory issues and changes in law** – The Merged Group will be subject to the usual business risk that there may be changes in laws that have an adverse impact on financial performance (such as by directly or indirectly reducing income or increasing costs). Depending on the nature of changes, the impact could (but not always) be limited to the value of returns generated from particular property investments or development and construction projects or business units operating in those jurisdictions. For example, there could be changes in retail tenancy laws which limit the recovery of property outgoings and changes or increases in real estate taxes which cannot be recovered as outgoings from tenants or changes in environmental laws that require capital expenditure.
- **Taxation** – Changes in tax law (including in goods and services taxes and stamp duties), or changes in the way taxation laws are interpreted in the various jurisdictions in which the Merged Group operates, may impact the future tax liabilities of the Merged Group. Under current income tax legislation, GPT is generally not liable for Australian income tax, including capital gains tax, provided GPT distributes all of its taxable income. Should the actions or activities of GPT cause the trust to fall within the operative provisions of Division 6B or 6C of the Income Tax Assessment Act 1936, the trust may be taxed on its net income at a rate which is currently equivalent to the corporate income tax rate of 30%. It is the intention of the Lend Lease Directors and GPT Directors that the Merged Group will be managed so that neither Division 6B nor 6C will apply.
- **Litigation and disputes** – Lend Lease and GPT are involved in a number of ongoing court proceedings, arbitration proceedings and disputes, the aggregate value of which cannot be readily or reliably quantified at this time (see further section 3.17.2 below). The financial performance of the Merged Group and value of its Stapled Securities may be adversely affected by these matters depending on their eventual outcomes.

  The Merged Group will also be subject to the usual business risk that disputes or litigation may arise from time to time in the course of its future business activities. There is a risk that material or costly disputes or litigation could affect the financial performance of the Merged Group and the value of its Stapled Securities.
- **Competition** – The Merged Group will face competition from other Australian, Singaporean, US and European property groups and other organisations in the countries that the Merged Group operates. The Merged Group also operates with the threat of new competition entering the market. Competition may lead to an over-supply through over-development, or to prices for existing properties or services being impacted by competing bids. The existence of such competition may have an adverse impact on the Merged Group's ability to secure tenants for its properties at satisfactory rental rates and on a timely basis, or the pricing of construction projects or development opportunities which in turn may impact the Merged Group's financial performance and returns to investors.
- **Reliance on key contracts/clients** – The Merged Group's US and UK operations rely on government and government agency contracts which may be affected by changes to relevant government policy or trading practice. There is also a risk that existing contracts are not completed or otherwise terminate. Depending on the extent to which these matters occur, the financial performance of the Merged Group may be adversely affected.
- **Insurance** – GPT and Lend Lease purchase a suite of insurances that provide a degree of protection for their assets, liabilities and people. Such policies include material damage of assets, contract works, business interruption, general and professional liability and workers compensation. Policy coverage and insured limits are similar to those customarily carried by property owners, managers, developers and construction entities and where required, meet mandatory requirements in all countries which the Merged Group operates in. There are however, certain risks which are uninsurable (eg nuclear, chemical or biological incidents) or risks where the deductibles may be higher, breadth of cover reduced and/or the limits lower (such as from cyclone and earthquake). The Merged Group currently purchases insurance with respect to terrorism either through government sponsored or legislated schemes (eg UK, Australia and US) or where appropriate in its own right in countries that do not provide government supported schemes. However, the Merged Group does not have insurance cover against punitive damages claims in the US. The scope of renewing insurance policies is dependent on a number of factors such as the continued availability of coverage, the nature of risks to be covered, the extent of the proposed coverage, and costs involved. Additionally, the Merged Group will face risks associated with the financial strength of its insurers to meet their indemnity obligations when called upon which could lead to an effect on earnings.

- **Conflicts of interest with joint venture partners** – GPT and Lend Lease currently undertake joint ventures with co-owners on asset ownership and business partners on development projects. At times, major decisions are required to be made in respect of these joint venture arrangements, (eg redevelopment and refurbishment, refinancing, the sale of assets or surplus land, the purchase of additional land and bid pricing). The interests of the Merged Group may not always be the same as those joint venture partners in relation to these matters. Some of these agreements contain buy/sell provisions (sometimes known as "shot gun" provisions) which may be triggered by a joint venture party and may require the Merged Group to determine whether to retain or sell its interest in the joint venture. In addition, pre-emptive provisions or first rights of refusal may apply to sales or transfers of interests in co-owned assets and businesses. These provisions may work to the disadvantage of the Merged Group because, among other things, the Merged Group might be required to make decisions about buying or selling interests in these assets and businesses at a time that is disadvantageous to it. While the majority of the Merged Group's joint venture partners are large corporates or institutional investors, there is also the risk that they may default on their obligations or otherwise act in a manner which adversely affects the Merged Group.
- **Co-investments** – The Merged Group will hold co-investment interests in a number of global property funds for which management rights have been, or are proposed to be, sold (see section 2.7). The book value of these co-investments as at 30 June 2004 was $341 million. The value of, and earnings generated by, these investments will vary from time to time in accordance with the underlying value of assets held by the funds, the gearing levels of the funds, the performance of the fund managers, and the prevailing investment and market conditions in the sectors where these investments have been made. The value ultimately realised on the sale of these investments is likely to depend on investment and market conditions at the time of sale, the liquidity of the investments and the prices obtained on the sale of the underlying assets held by the funds. Depending on these factors, there is a risk that the Merged Group will realise a reduced value for these investments.

  The Merged Group may also be subject to future liabilities arising from Lend Lease's role as a promoter of these funds.
- **Sale of businesses** – Lend Lease has sold a number of businesses since the year ended 30 June 2003. As part of the sale arrangements for these businesses, Lend Lease provided a number of indemnities and warranties to the purchasers of these businesses pursuant to sale agreements which contain continuing liabilities as to possible claims. There is a risk that claims will be made against Lend Lease in relation to these businesses under the indemnities, warranties and other provisions of these sale agreements. Any claim made against Lend Lease under these agreements if ultimately successful may have an adverse effect on the financial position of the Merged Group. Lend Lease has included provisions for known claims in its statement of financial position at 30 June 2004.
- **Environment** – The Merged Group will from time to time, be exposed to a range of environmental risks including:
  - soil and water contamination;
  - construction (lead paint, asbestos, PCBs);
  - cultural heritage (aboriginal);
  - flora and fauna (native vegetation, endangered species); and
  - greenhouse gases.

  In addition, there is a risk that property owned or projects undertaken by the Merged Group from time to time may be contaminated by materials harmful to human health (such as asbestos and other hazardous materials). In these situations, the Merged Group may be required to undertake remedial works on contaminated sites and may be exposed to third party compensation claims and other environmental liabilities.

  Although Lend Lease and GPT are not currently aware of any material risks, there is a risk of the discovery of, or incorrect assessment of costs associated with, environmental contamination on any of the Merged Group's projects, assets or sites.
- **Management rights** – The Merged Group's management rights in respect of the wholesale property funds management businesses contain various review points and investor redemption provisions. Underperformance of these property funds gives rise to the risk that the investment manager mandates can be cancelled or otherwise changed, which may impact on the future financial performance of the Merged Group.
- **People** – The Merged Group will comprise over 8,000 employees, based in 36 countries. The Merged Group is subject to the usual business risks associated with the attraction, motivation and retention of its employees. These risks include the potential loss of a key relationship with a client or customer should an individual leave, the erosion of talent and expertise from the Merged Group, and increases in employment related costs.

- **Defined benefit pension schemes** – Lend Lease believes its current contribution rates to its defined benefit pension schemes are appropriate to meet future liabilities under those schemes. However, a deterioration in equity and financial markets may have an adverse impact on the value of the assets held by the pension schemes. If this occurs, the Merged Group may need to reassess its level of contributions to its pension schemes so as to ensure the capacity of the schemes to meet their future liabilities, which may have an adverse impact on the financial performance of the Merged Group.
- **Other external factors** – Other external factors which may impact on the Merged Group's performance include changes or disruptions to political, regulatory, legal or economic conditions or to the national or international financial markets including as a result of terrorist attacks or war or insurrection.
- **Stock market risks** – The price that Stapled Securities trade on the ASX may be determined by a range of factors including:
  - changes to local and international stock markets;
  - inflation;
  - changes in interest rates;
  - general economic conditions;
  - changes to the compilation of indices;
  - changes in government, fiscal, monetary and regulatory policies; and
  - changes in the supply of listed property trust securities.

In the future, one or more of these factors may cause Stapled Securities to trade below current prices and may affect the revenue and expenses of the Merged Group. In addition, the stock market can experience price and volume fluctuations that may be unrelated or disproportionate to the operating performance of the Merged Group.

Risks associated with ownership of property assets

An investment in the Merged Group will be subject to the risks of ownership, development and management of the type of assets it invests in. These risks may include:

- **Interest rates** – Adverse fluctuations in interest rates, to the extent that they are not hedged or forecast, will impact on the earnings available for distribution to Stapled Security holders. The Merged Group intends to utilise fixed rate borrowings and interest rate derivatives to protect a portion of the Merged Group's forecast interest expense, from floating rate exposure. Further information about interest rate management for the Merged Group is set out in section 3.11.3 above. Adverse movements in interest rates may also impact the Merged Group's earnings before interest and asset values due to any impact on property markets in which the Merged Group operates;
- **Returns from investment** – Returns from property investment assets largely depend on the rental generated from the property and the expense incurred in the operation, including the management and maintenance of the property as well as the changes in the market value of the property. Factors which may adversely impact these returns include:
  - the overall conditions in the national and local economy, such as changes to growth in gross domestic product, employment, inflation and interest rates;
  - local real estate conditions, such as changes in the demand and supply for retail, office, industrial or hotel/tourism assets or rental space;
  - changes in demand resulting in a downturn in the tourism industry, which may affect revenue and/or occupancy levels in the hotel and resort portfolio;
  - the perception of prospective tenants regarding attractiveness and convenience of assets;
  - the convenience and quality of properties;
  - changes in tenancy laws;
  - external factors including war, terrorist or force majeure events;
  - unforeseen capital expenditure;
  - supply of new properties and other investment assets; and
  - investor demand/liquidity in investments;

- **Leasing terms and tenant defaults** – The future financial performance of the Merged Group will depend on its ability to continue to lease existing retail, office, industrial and hotel space that is currently vacant, or that becomes vacant on expiry of leases, on economically favourable terms. In addition, the ability to lease new asset space in line with expected terms will impact on the financial performance of the Merged Group;
- **Ability of major tenants to meet rental commitments** – The ability of major tenants to meet their rental and other contractual commitments to the Merged Group (such as in situations of bankruptcy, insolvency or closure of their businesses) may have an adverse effect on the income from properties, which may result in an adverse impact on the financial performance of the Merged Group;
- **Liquidity of property investments** – The nature of investments in property assets may make it difficult to generate liquidity in the short term if there is a need to respond to changes in economic or other conditions;
- **Fixed nature of significant costs** – Significant expenditures associated with each investment, such as mortgage payments, maintenance costs, employee costs and taxes, are generally not reduced when circumstances cause a reduction in income from the investment. The value of an asset owned by the Merged Group may be adversely affected if the income from the asset declines and other related expenses remain unchanged; and
- **Acquisition of properties** – A key element of the Merged Group's future strategy will involve the acquisition of assets to add to the property investment portfolio. There are inherent risks in such acquisitions. These risks could include unexpected problems or other latent liabilities such as the existence of asbestos or other hazardous materials or environmental liabilities. There are also risks associated with integration of businesses, including financial and operational issues as well as employee related issues.

  The past performance of the assets of the Merged Group does not guarantee their future performance. Any deterioration in the local and regional property markets where the Merged Group's properties are held (such as the Australian, UK or US property markets) could adversely affect the value of those properties.

Risks associated with development activities
The Merged Group is subject to the risks associated with its Urban Community Development businesses as well as development and redevelopment activities associated with its property portfolio, including:

- general decline in demand for property;
- settlement/credit risk on pre-sold land lots/units;
- income derived from redeveloped properties being lower than expected;
- factors impacting the Merged Group's ability to complete existing and future projects, including industrial disputes, inclement weather and cost overruns;
- construction not being completed on budget or on schedule;
- failure to obtain, or delays in obtaining, required plan registrations, approvals, permits or licences, eg due to community objections or delays by local and state authorities;
- trade practices law risk, including misleading and/or deceptive conduct with the general public;
- temporary disruption of income from a property due to a delay in completion;
- securing of land supply for future projects; and
- additional environment remediation issues not previously identified or allowed for.

Risks associated with construction activities
The Merged Group is subject to the general risks associated with construction activities, including:

- **Reliance on key contractors** – The Merged Group is subject to the general risks associated with reliance on key contractors and the ability to replace key contractors in the event that a contract is not completed or workmanship of inferior quality or delayed in delivery. Failure to do so may have an impact on the financial performance of the Merged Group;
- **Time delay risks** – Time delay risks may arise from a number of issues, including delays in development approvals, complex construction specifications, changes to design briefs, legal issues, supply of labour, supply of materials, inclement weather, land contamination, difficult site access, industrial relations issues and interest group objections. Time delays may result in liquidated or consequential damages claims, termination of lease and/or pre-sale agreements or other financial impacts, which may affect the financial performance of the Merged Group;

- **Liquidated damages** – A number of construction contracts have either no caps on liquidated damages or caps that could be material to the financial performance of the Merged Group. Liquidated damages can arise from delays in delivery of construction projects and are a common contractual requirement in the construction industry;
- **Consequential loss risk** – In some instances, construction contracts have consequential loss clauses where the constructor may be liable for any financial loss incurred by the principal as a result of delays in the delivery of the project. Where Lend Lease identifies circumstances where a financial loss is likely, it creates a provision for that loss at that time. Consequential losses may also include financial losses incurred by the principal as a result of failure to make available office space for a tenant on a due date - such losses can include relocation costs, additional cost of rent, and additional funding costs incurred. Consequential loss risks are enhanced in relation to distressed projects (see section 3.17.2 below);
- **Design risk** – Design risk may arise where the Merged Group assumes design responsibility, causing the risk that design problems or defects may result in rectification or other costs or liabilities that cannot be recovered;
- **Quality and workmanship risk** – Quality and workmanship risk may arise in the event that the Merged Group fails to fulfil its statutory and contractual obligations in relation to the quality of materials and workmanship, including warranties and defect liability obligations. This may impact on the Merged Group's financial performance;
- **Risk of counterparties** – Counterparty risks may arise in circumstance where parties with which the Merged Group has dealings experience financial difficulties with consequential adverse effects for the relevant projects or assets, which may impact on the Merged Group's financial performance;
- **Pricing risk** – Pricing risk may arise on projects in which the Merged Group enters into construction contracts on the basis of cost estimates, which ultimately prove to be insufficient;
- **Bid costs** – Risks associated with bid costs will arise as the Merged Group submits proposals for assignments often in response to a tender process, particularly in the case of PFIs projects. The costs can be significant and if the Merged Group does not gain preferred bidder status, will be written off in the period of the loss. Additionally, there is a risk that even if preferred bidder status is achieved but financial close is not reached bid costs will also be written off;
- **Bonding** – Many clients require that projects are bonded by specialist sureties. Should there arise circumstances where the Merged Group fails to fulfil its obligations under a bonded contract the surety may take control, complete and charge cost overruns and expenses related to this and all other bonded projects to the Merged Group; and
- **Occupational health and safety issues** – Inherently, the construction industry has incidents that occur that could lead to injuries occurring to those in and around construction sites which can lead to liability or sanctions being imposed on the Merged Group which can impact earnings or financial performance.

3.17.2 Specific business risks

There are a number of specific risks which could affect the financial performance of the Merged Group. These issues representing known litigation or specific identified risks are constantly being monitored and where appropriate risk mitigation strategies have been implemented:

- **Litigation and disputes** – Lend Lease is involved in a number of ongoing court proceedings, arbitration proceedings and disputes, the aggregate value of which cannot be readily or reliably quantified at this time. These claims have arisen out of Lend Lease's general business activities, and include claims arising from businesses it has sold to third parties, claims made under construction and development contracts and disputes with government agencies (such as the ATO).

  Lend Lease has obtained legal advice in respect of the ongoing claims. Lend Lease has assessed the financial impact of each known claim and the extent to which that particular claim will be covered by insurance, with provisions being included in Lend Lease's consolidated financial statements as is considered appropriate.

  However, due to uncertainties involved in assessing the outcome of these claims, there is a risk that these provisions may be inadequate. If this occurs, these claims may have an adverse effect on the financial position of the Merged Group;

- **Australian Taxation Office dispute** – The ATO issued an amended assessment for the year ended 30 June 1996. The amendment relates to the forward sale of 100 million Westpac Banking Corporation shares pursuant to an agreement with County NatWest Securities Australia Limited and called for payment of additional company tax of $40.7 million, penalties of $20.3 million and interest of $34.3 million. Lend Lease paid these amounts to the ATO during the year ended 30 June 2003. However, Lend Lease is disputing the assessment which is now at the appeal stage in the Federal Court of Australia. The appeal is likely to be heard in 2005. In addition to the above, the ATO continues to review the Lend Lease group's disposal of the balance of its Westpac Banking Corporation shares in 2000, 2001 and 2002. At this time, the ATO has not presented a position on this matter but Lend Lease is confident of the tax treatment adopted for these transactions;
- **Change of control – taxation issues** – The introduction of GPT Unitholders onto Lend Lease's share register as part of the Merger proposal may impact the availability of certain tax losses within the Lend Lease group.

  In essence, the major impacts of the change of control is that prior year tax losses may not be available to be carried forward or the extent to which they can be carried forward is diminished, particularly in the US. The quantum of the tax losses will not be known with certainty until the income tax returns for the year ended 30 June 2004 are completed. However, a preliminary estimate of the tax effected book value of losses adversely impacted is $30 million. This has been included as a cost of the Merger proposal.

  The main area that this risk arises is in the US, whose tax laws relevant to change of control, tax losses and tax deferred balances are extremely complex. In addition, these rules require various valuations of businesses and assets to be undertaken to establish the availability or otherwise of prior year losses and deferred tax balances. To comply with all relevant laws, an exercise will be undertaken on valuations with a view to maximising the recoverability of the tax losses and deferred tax balances.

  In addition to the above, certain jurisdictions require an apportionment of the tax outcomes arising pre and post the date of change of control in the year the change actually occurs. In broad terms, losses arising prior to the change of control are not generally available to either offset net taxable income derived during the period after the change to the year end or otherwise be carried forward after that time. The tax position as at the implementation date of the Merger cannot be reliably estimated at this time. However, for the US an estimate of the $8 million has been made and included in the Merger costs being the tax effect of losses expected to accrue up to the Implementation Date;
- **Distressed projects** – As previously disclosed by Lend Lease, BLL has had a number of loss making "distressed" projects in Australia in recent times. Most of these distressed projects have now been completed. However, two large projects in this category remain in Melbourne and in Brisbane which are programmed for completion over the next 12 to 18 months. Lend Lease believes that the existing provisions and contingencies cover the expected losses on those projects. Lend Lease is devoting considerable time and management resources to ensure that these projects are delivered on time and in line with revised budgets. However, despite Lend Lease's efforts to closely monitor these projects, there remains a risk that unforeseen circumstances or matters beyond Lend Lease's control may occur with resultant project delays and losses which are not contemplated at the current time;

- **World Trade Center claims** – On 10 September 2004, proceedings were filed on behalf of a class including 14 individuals who worked on or near the World Trade Center site against a number of parties involved in the World Trade Center site clean up, including BLL. Three were employees of the City of New York and 11 were employees of Con-Edison, a regulated utility that provides power in New York city. No employee of or any contractor engaged by BLL is currently a plaintiff in this action. These proceedings allege possible health issues that may have arisen from the work practices employed at the site. BLL believes it has fully complied with its obligations to its workers, and it also has the benefit of insurance cover provided through the City of New York and funded by the US Government. Under this policy, approximately US$1 billion will be provided to cover claims arising out of the debris removal activities at the World Trade Center site;
- **Future distributions** – The Merged Group intends to target growth in distributions to the levels set out in section 1.6. However, the actual level of future distributions, if any, and the level of any franking or any tax deferred component as applicable is at the complete discretion of the directors of the Merged Group and will depend on a number of factors, including the future level of Distributable Earnings compiled under IFRS, cash resources and the financial position of the Merged Group, future funding requirements, capital management initiatives and any other factors which the directors of the Merged Group consider relevant.

  It is possible that distributions may be required to be sourced in part or in whole from retained earnings of Lend Lease or from capital of GPT. Therefore, no guarantee or assurance can be made about the payment of any distributions or the extent to which any such distributions will be franked or include any tax deferred component.

4. INVESTIGATING ACCOUNTANT'S REPORTS

4.1 Investigating accountant's report on Historical Financial Information

KPMG

10 Shelley Street
Sydney NSW 2000

PO Box H67
Australia Square 1213
Australia

Telephone: +61 2 9335 7000
Facsimile: +61 2 9299 7077
DX: 1056 Sydney
www.kpmg.com.au

The Directors
Lend Lease Corporation Limited
30 The Bond
30 Hickson Road
Millers Point, NSW 2000

The Directors
GPT Management Limited
30 The Bond
30 Hickson Road
Millers Point, NSW 2000

21 September 2004

Dear Directors

Investigating Accountant's Report on the Merged Group pro forma historical information

Introduction

KPMG has been engaged by Lend Lease Corporation Limited ("LLC") and by GPT Management Limited as Responsible Entity for the General Property Trust ("GPT") to prepare this report for inclusion in the Explanatory Memorandum of LLC and GPT ("Explanatory Memorandum") to be dated on or around 8 October 2004, and to be issued, in respect of the Merger of GPT and LLC.

Expressions defined in the Explanatory Memorandum have the same meaning in this report.

Consolidated pro forma historical financial information

The consolidated pro forma historical financial information of the Merged Group, comprises the pro forma, unaudited:

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- consolidated statements of financial performance of the Merged Group for the years ended 30 June 2003 and 30 June 2004 (Consolidated Pro Forma Historical Statements of Financial Performance) set out in section 3.2.2;
- consolidated statements of cash flows of the Merged Group for the years ended 30 June 2003 and 30 June 2004 set out in section 3.11.1;
- consolidated statement of financial position of the Merged Group as at 30 June 2004 set out in section 3.10.2; and
- transactions and adjustments set out in sections 3.9 and 3.10.1.

The Consolidated Pro Forma Historical Statements of Financial Performance have been derived from consolidating the stand alone audited historical financial statements of LLC and GPT assuming that the Merged Group had been in existence since 1 July 2002. This information has then been adjusted for stapled entity eliminations, pro forma transactions required to implement the Merger and adjustments to the audited financial statements which have been made in order to present the historical information on a basis consistent with the forecast financial information, as described in section 3.2.1 of the Explanatory Memorandum. A reconciliation between the stand alone pro forma financial performance and the audited financial statements of LLC is included in section 3.9 of the Explanatory Memorandum.

The consolidated pro forma statement of financial position of the Merged Group as at 30 June 2004 has been derived from the consolidation of the stand alone LLC and GPT audited statements of financial position as at 30 June 2004, assuming the Merger and associated changes in the structure had occurred as at 30 June 2004.

The directors of LLC and GPT Management Limited are responsible for the preparation and presentation of the consolidated pro forma historical financial information, including the determination of the pro forma transactions and adjustments.

The consolidated pro forma historical financial information is presented in an abbreviated form insofar as it does not include all of the disclosures required by the Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act.

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Scope

Review of the consolidated pro forma historical financial information

We have reviewed the consolidated pro forma historical financial information of the Merged Group in order to report whether anything has come to our attention which causes us to believe that the consolidated pro forma historical financial information of the Merged Group, as set out in sections 3.2.2, 3.10.2 and 3.11.1 of the Explanatory Memorandum, has not been presented fairly:

- on the basis of the pro forma transactions and adjustments as set out in sections 3.9 and 3.10.1; and
- in accordance with the recognition and measurement principles prescribed in Australian Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by the Merged Group disclosed in section 3.16 of the Explanatory Memorandum. The recognition and measurement principles prescribed in Australian Accounting Standards vary in certain respects from the recognition and measurement principles presented in International Financial Reporting Standards ("IFRS"). Information on these differences is set out in section 3.15 of the Explanatory Memorandum.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances, including:

- a review of the LLC audit workpapers for the years ended 30 June 2003 and 2004 and a review of the GPT audit workpapers for the six months ended 30 June 2002, 30 June 2003 and 30 June 2004 and the years ended 31 December 2002 and 31 December 2003 and a discussion with the respective auditors and management;
- a review of the stapled entity eliminations, the pro forma transactions required to implement the Merger and the adjustments made to the historical financial information in order to present that information on a basis consistent with the Merged Group;
- a review of workpapers, accounting records and other documents;
- a comparison of the consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by the Merged Group, as disclosed in section 3.16 of the Explanatory Memorandum; and
- enquiry of directors, management and others.

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KPMG is the statutory auditor of LLC and PricewaterhouseCoopers is the statutory auditor of GPT. Their audit reports, which are not included in this Explanatory Memorandum, on the historical financial information were, for the periods covered by the pro forma historical financial information, unqualified.

Our procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on this pro forma historical financial information.

Review statement

Review statement on the consolidated pro forma historical financial information of the Merged Group

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the consolidated pro forma historical financial information of the Merged Group, as set out in sections 3.2.2, 3.10.2 and 3.11.1 of the Explanatory Memorandum, has not been presented fairly:

- on the basis of the audited financial statements of LLC and GPT after allowing for pro forma transactions and adjustments; and

- in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by the Merged Group disclosed in section 3.16 of the Explanatory Memorandum. The recognition and measurement principles prescribed in Australian Accounting Standards vary in certain respects from the recognition and measurement principles prescribed in IFRS. Information on these differences is set out in section 3.15 of the Explanatory Memorandum.

Independence

KPMG does not have any interest in the outcome of this issue, other than in connection with the preparation of this report and participation in due diligence procedures for which normal professional fees will be received. KPMG Transaction Services (Australia) Pty Limited has also been engaged to report as Investigating Accountant on certain pro forma forecast financial information of the Merged Group and has included a separate report in this Explanatory

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Memorandum. KPMG is the auditor of LLC and from time to time, KPMG provides LLC with certain other professional services for which normal professional fees are received.

General advice warning

This report has been prepared, and included in the Explanatory Memorandum, to provide investors with general information only and does not take into account the objectives, financial situation or needs of any specific investor. It is not intended to take the place of professional advice and investors should not make specific investment decisions in reliance on the information contained in this report. Before acting or relying on any information, an investor should consider whether it is appropriate for their circumstances having regard to their objectives, financial situation or needs.

Yours faithfully

Geoff R Wilson
Partner

Yours faithfully

Craig R Mennie
Partner

4.2 Investigating accountant's report on Forecast Financial Information and Financial Services Guide

KPMG Transaction Services (Australia) Pty Limited
Australian Financial Services Licence No. 245402
10 Shelley Street
Sydney NSW 2000

P O Box H67
Australia Square 1213
Australia

Telephone: +61 2 9335 7000
Facsimile: +61 2 9299 7077
DX: 1056 Sydney
www.kpmg.com.au

The Directors
Lend Lease Corporation Limited
30 The Bond
30 Hickson Road
Millers Point, NSW 2000

The Directors
GPT Management Limited
30 The Bond
30 Hickson Road
Millers Point, NSW 2000

21 September 2004

Dear Directors

FINANCIAL SERVICES GUIDE AND INVESTIGATING ACCOUNTANT'S REPORT IN RELATION TO THE LEND LEASE CORPORATION LIMITED

Part 1 – Financial Services Guide

Dated 15 March 2004

KPMG Transaction Services

KPMG Transaction Services (Australia) Pty Limited ABN 65 003 891 718 ("KPMG Transaction Services" or "we" or "us" or "ours" as appropriate) has been engaged by the Lend Lease Corporation and General Property Trust ("Merged Group") to issue general financial product advice in the form of an investigating accountant's report for inclusion in the Explanatory Memorandum to be provided to you.

Financial Services Guide

In the above circumstances we are required to issue to you, as a retail client, a Financial Services Guide ("FSG"). This FSG is designed to help retail clients make a decision as to their use of the general financial product advice and to ensure that we comply with our obligations as financial services licensees.

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This FSG includes information about:

- who we are and how we can be contacted;
- the services we are authorised to provide under our **Australian Financial Services Licence, Licence No: 245402**;
- remuneration that we and/or our staff and any associates receive in connection with the general financial product advice;
- any relevant associations or relationships we have; and
- our complaints handling procedures and how you may access them.

Financial services we are licensed to provide

We hold an Australian Financial Services Licence which authorises us to provide financial product advice in relation to:

- interests in managed investment schemes (excluding investor directed portfolio services); and
- securities (such as shares and debentures).

We provide financial product advice by virtue of an engagement to issue a report in connection with a financial product of another person. Our report will include a description of the circumstances of our engagement and identify the person who has engaged us. You will not have engaged us directly but will be provided with a copy of the report as a retail client because of your connection to the matters in respect of which we have been engaged to report.

Any report we provide is provided on our own behalf as a financial services licensee authorised to provide the financial product advice contained in the report.

General Financial Product Advice

In our report we provide general financial product advice, not personal financial product advice, because it has been prepared without taking into account your personal objectives, financial situation or needs.

You should consider the appropriateness of this general advice having regard to your own objectives, financial situation and needs before you act on the advice. Where the advice relates to the acquisition or possible acquisition of a financial product, you should also obtain a product

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disclosure statement relating to the product and consider that statement before making any decision about whether to acquire the product.

Benefits that we may receive

We charge fees for providing reports. These fees will be agreed with, and paid by, the person who engages us to provide the report. Fees will be agreed on either a fixed fee or time cost basis.

Except for the fees referred to above, neither KPMG Transaction Services, nor any of its directors, employees or related entities, receive any pecuniary benefit or other benefit, directly or indirectly, for or in connection with the provision of the report.

Remuneration or other benefits received by our employees

All our employees receive a salary. Our employees are eligible for bonuses based on overall productivity but not directly in connection with any engagement for the provision of a report.

Referrals

We do not pay commissions or provide any other benefits to any person for referring customers to us in connection with the reports that we are licensed to provide.

Associations and relationships

Through a variety of corporate and trust structures KPMG Transaction Services is ultimately wholly owned by and operates as part of KPMG's Australian professional advisory and accounting practice. Our directors may be partners in KPMG's Australian partnership.

From time to time KPMG Transaction Services or KPMG and/or KPMG related entities may provide professional services, including audit, tax and financial advisory services, to financial product issuers in the ordinary course of its business.

Complaints resolution

Internal complaints resolution process

As the holder of an Australian Financial Services Licence, we are required to have a system for handling complaints from persons to whom we provide financial product advice. All complaints must be in writing, addressed to The Complaints Officer, KPMG Transaction Services, PO Box H67, Australia Square, Sydney NSW 1213.

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When we receive a written complaint we will record the complaint, acknowledge receipt of the complaint within 15 days and investigate the issues raised. As soon as practical, and not more than **45 days** after receiving the written complaint, we will advise the complainant in writing of our determination.

Referral to External Dispute Resolution Scheme

A complainant not satisfied with the outcome of the above process, or our determination, has the right to refer the matter to the Financial Industry Complaints Service Limited ("**FICS**"). FICS is an independent company that has been established to provide free advice and assistance to consumers to help in resolving complaints relating to the financial services industry.

Further details about FICS are available at the FICS website www.fics.asn.au or by contacting them directly via the details set out below.

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Melbourne VIC 8007

Toll free: 1300 78 08 08
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Contact details

You may contact us using the details set out at the top of our letterhead on page 1 of this FSG.

KPMG Transaction Services (Australia) Pty Limited
Australian Financial Services Licence No. 245402
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Sydney NSW 2000

PO Box H67
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Telephone: +61 2 9335 7000
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www.kpmg.com.au

The Directors
Lend Lease Corporation Limited
30 The Bond
30 Hickson Road
Millers Point, NSW 2000

The Directors
GPT Management Limited
30 The Bond
30 Hickson Road
Millers Point, NSW 2000

21 September 2004

Dear Directors

Part 2 - Investigating Accountant's Report on the Consolidated Pro Forma Forecast and Statutory Accounting Forecast

Introduction

KPMG Transaction Services (Australia) Pty Limited ("KPMG Transaction Services") has been engaged by Lend Lease Corporation Limited ("LLC") and by GPT Management Limited as Responsible Entity for the General Property Trust ("GPT") to prepare this report for inclusion in Explanatory Memorandum of LLC and GPT ("Explanatory Memorandum") to be dated on or around 8 October 2004, and to be issued, in respect of the Merger of GPT and LLC.

Expressions defined in the Explanatory Memorandum have the same meaning in this report.

Forecast financial information of the Merged Group

The consolidated forecast financial information of the Merged Group comprises the pro forma statement of forecast financial performance for the year ending 30 June 2005 together with the best-estimate assumptions on which it is based ("Consolidated Pro Forma Forecast"), set out in section 3.2.2 of the Explanatory Memorandum.

The Consolidated Pro Forma Forecast is the consolidation of the stand alone pro forma forecast financial information of LLC and GPT after adjusting for cost savings and Merged Group transaction adjustments, including stapled entity eliminations. The Consolidated Pro Forma Forecast has been presented in order to illustrate the combined performance of the Merged Group on the assumption that the Merged Group was in existence since 1 July 2004. It does not purport to represent the results that will be reported for the year ending 30 June 2005.

The forecast financial information also includes the forecast statement of financial performance prepared on a statutory accounting basis for the year ending 30 June 2005 ("Statutory Accounting Forecast") as disclosed in section 3.6 of the Explanatory Memorandum. This statement has been prepared on the assumption that the Merger is effective 30 November 2004 in accordance with the timeline set out in the Explanatory Memorandum. This statement includes a full year's forecast results of LLC, seven months forecast results of GPT and only that portion of the cost savings forecast to be realised prior to 30 June 2005. In addition, the stapled entity eliminations remove the financial effect of inter-entity transactions from the effective date of the Merger.

The directors of LLC and GPT Management Limited are responsible for the preparation and presentation of the Consolidated Pro Forma Forecast and the Statutory Accounting Forecast, including the best-estimate assumptions on which they are based and the sensitivity of these forecasts to changes in key assumptions.

The Consolidated Pro Forma Forecast and the Statutory Accounting Forecast have been prepared by the LLC and GPT directors to provide investors with a guide to the Merged Group's potential future financial performance based upon the achievement of certain economic, operating, and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur. The directors' best-estimate assumptions underlying the forecasts are set out in sections 3.3.3, 3.4.3, 3.5 and 3.6.1 of the Explanatory Memorandum.

There is a considerable degree of judgement involved in the preparation of any forecast. Consequently, the actual results of the Merged Group during the forecast period may vary materially from these forecasts, and that variation may be materially positive or negative.

The sensitivity of the forecasts to changes in key assumptions is set out in section 3.8 of the Explanatory Memorandum and the risks to which the business of the Merged Group is exposed are set out in section 3.17 of the Explanatory Memorandum. Investors should consider the forecasts in conjunction with the analysis in those sections.

The Consolidated Pro Forma Forecast and the Statutory Accounting Forecast are presented in an abbreviated form insofar as they do not include all of the disclosures required by Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act.

For shareholders and unit holders resident in the United States, there are significant differences between Australian GAAP and US GAAP and these differences might be material. The forecast financial information included in this document was prepared with a view towards compliance with Australian practice and not guidelines and rules established by the Securities Exchange Commission or the American Institute of Certified Public Accountants.

Scope of the KPMG Transaction Services review

KPMG Transaction Services has reviewed the Consolidated Pro Forma Forecast and the Statutory Accounting Forecast, set out in sections 3.2.2 and 3.6 of the Explanatory Memorandum, and the directors' best-estimate assumptions underlying these forecasts, set out in sections 3.3.3, 3.4.3, 3.5 and 3.6.1 of the Explanatory Memorandum, in order to report on the reasonableness of the best-estimate assumptions and on the compilation and presentation of the forecasts in the Explanatory Memorandum.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices. This report was not prepared with a view toward compliance with published guidelines of the US Securities and Exchange Commission or the guidance established by the American Institute of Certified Public Accountants and it should not be relied upon as if it had been prepared on that basis.

Our procedures consisted primarily of:

- a review of the LLC audit workpapers for the years ending 30 June 2003 and 2004 and a review of the GPT audit workpapers for the six months ended 30 June 2002, 30 June 2003 and 30 June 2004 and the years ended 31 December 2002 and 31 December 2003 and a discussion with the respective auditors and management;
- a review of the business plans of LLC and GPT;

- a review of the assumptions underlying the business plans of each group having regard to both internal project information, historical financial results, leasing schedules and costs and external information (property market data and trends);
- a review of the forecast cost savings, including the costs of achieving these savings and the forecast time frames;
- a review of the Merged Group transaction adjustments including the stapled entity eliminations between LLC and GPT; and
- other such enquiries of the directors and management of LLC and GPT Management Limited and analytical review procedures as we considered appropriate in the circumstances.

In completing our reviews we have noted and accepted:

- the unqualified financial statements of LLC for the years ended 30 June 2003 and 2004 as audited by KPMG and the unqualified financial statements of GPT for the six months ended 30 June 2002, 30 June 2003 and 30 June 2004 and the years ended 31 December 2002 and 31 December 2003 as audited by PricewaterhouseCoopers;
- the tax opinions prepared by Greenwoods & Freehills Pty Limited in relation to the stapling structure which detail the expected manner in which the Merged Group will be subject to taxation, both direct and indirect, in the forecast period; and
- the valuations of properties owned by LLC and GPT by various independent expert valuers.

Our review of the Consolidated Pro Forma Forecast, the Statutory Accounting Forecast and the directors' best-estimate assumptions is substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the Consolidated Pro Forma Forecast or the Statutory Accounting Forecast or the directors' best-estimate assumptions on which they are based.

While our review procedures necessarily considered the various business segments of each of LLC and GPT, our review statement relates only to the consolidated statement of financial performance of the Merged Group and to the assumptions when taken as a whole. It does not relate to these individual segment results or to each assumption in isolation.

Review statement on the Consolidated Pro Forma Forecast, the directors' best-estimate assumptions and the Statutory Accounting Forecast

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- the best-estimate assumptions, set out in sections 3.3.3, 3.4.3, 3.5 and 3.6.1 of the Explanatory Memorandum, when taken as a whole, do not provide a reasonable basis for the preparation of the Consolidated Pro Forma Forecast and the Statutory Accounting Forecast of the Merged Group; and

- the Consolidated Pro Forma Forecast and Statutory Accounting Forecast of the Merged Group, set out in section 3.2.2 and section 3.6 respectively of the Explanatory Memorandum, are not properly compiled on the basis of the directors' best-estimate assumptions or presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by the Merged Group disclosed in section 3.16 of the Explanatory Memorandum. The recognition and measurement principles prescribed in Australian Accounting Standards vary in certain respects from the recognition and measurement principles prescribed in IFRS. Information on these differences is set out in section 3.15 of the Explanatory Memorandum.

The forecasts are based upon a number of estimates and assumptions that, while presented with numerical specificity and considered reasonable by LLC and GPT, are inherently subject to significant business, economic and competitive uncertainties and contingencies many of which are beyond the control of LLC and GPT, and upon estimates and assumptions with respect to future business decisions which are subject to change. The inclusion of this information in the Explanatory Memorandum should not be regarded as a representation or warranty with respect to its accuracy or the accuracy of the underlying estimates and assumptions or that the Merged Group will achieve or is likely to achieve any particular results. This information also assumes the success of the Merger of LLC and GPT and their business strategies. The success of these strategies is subject to uncertainties and contingencies beyond their control, and no assurance can be given that the strategies will be effective or that the anticipated benefits from the strategies will be realised in the period for which forecasts have been prepared or otherwise. Accordingly, there can be no assurance that these results will be realised. The forecasts may vary from actual results, and these variations may be material. Shareholders and unitholders are cautioned not to place undue reliance on the forecasts.

Independence

KPMG Transaction Services does not have any interest in the outcome of this issue, other than in connection with the preparation of this report and participation in due diligence procedures for which normal professional fees will be received. KPMG has also been engaged to report as Investigating Accountant on certain pro forma historical financial information of the Merged Group and has included a separate report in this Explanatory Memorandum. KPMG is the auditor of LLC and from time to time, KPMG also provides LLC with certain other professional services for which normal professional fees are received. KPMG Transaction Services has received an indemnity in respect of the inclusion of this report in the Explanatory Memorandum being sent to US shareholders and unitholders.

General advice warning

This report has been prepared, and included in the Explanatory Memorandum, to provide investors with general information only and does not take into account the objectives, financial situation or needs of any specific investor. It is not intended to take the place of professional advice and investors should not make specific investment decisions in reliance on the information contained in this report. Before acting or relying on any information, an investor should consider whether it is appropriate for their circumstances having regard to their objectives, financial situation or needs.

Yours faithfully

David C Nott
Director

Yours faithfully

Craig R Mennie
Director

5.
INDEPENDENT EXPERT'S REPORT

ERNST & YOUNG

■ The Ernst & Young Building
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Sydney NSW 2000
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Exchange 10172

VALUATION ADVISORY SERVICES

FINANCIAL SERVICES GUIDE

8 October 2004

1. Ernst & Young Transaction Advisory Services

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3. Financial Services We Offer

We hold an Australian Financial Services Licence which authorises us to provide the following services:

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You should consider the appropriateness of a Report having regard to your own objectives, financial situation and needs before you act on the advice in a Report. Where the advice relates to the acquisition or possible acquisition of a financial product, you should also obtain a product disclosure statement relating to the financial product and consider that statement before making any decision about whether to acquire the financial product.

We have been engaged to issue a Report in connection with a financial product of another person. Our Report will include a description of the circumstances of our engagement and identify the person who has engaged us. Although you have not engaged us directly, a copy of the Report will be provided to you as a retail client because of your connection to the matters on which we have been engaged to report.

ERNST & YOUNG

5. Remuneration for Our Services

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Except for the fees and benefits referred to above, neither Ernst & Young Transaction Advisory Services, nor any of its directors, employees or associated entities receive any fees or other benefits, directly or indirectly, for or in connection with the provision of a Report.

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As the holder of an Australian Financial Services Licence, we are required to have a system for handling complaints from persons to whom we provide financial services. All complaints must be in writing and addressed to the Compliance and Legal Manager and sent to the address below. We will make every effort to resolve a complaint within 30 days of receiving the complaint. If the complaint has not been satisfactorily dealt with, the complaint can be referred to the Financial Industry Complaints Service or the Insurance Brokers Disputes Limited for general insurance product advice.

Contacting Ernst & Young Transaction Advisory Services	**Contacting the Independent Dispute Resolution Schemes:**
Compliance and Legal Manager Ernst & Young Level 21, 321 Kent Street Sydney NSW 2000 Telephone: (02) 9248 5555	Financial Industry Complaints Service Limited PO Box 579 – Collins Street West Melbourne VIC 8007 Telephone: 1800 335 405 Insurance Brokers Disputes Limited Level 10 99 William Street Melbourne VIC 3000 Telephone 1800 064 169

VALUATION ADVISORY SERVICES

LEND LEASE CORPORATION LIMITED

INDEPENDENT EXPERT'S REPORT FOR PROPOSED MERGER WITH GPT

8 October 2004

ERNST & YOUNG
Quality In Everything We Do

Valuation Advisory Services is a part of Ernst & Young Transaction Advisory Services Limited
ABN 87 003 599 844 Australian Financial Services Licence No. 240585

ERNST & YOUNG

VALUATION ADVISORY SERVICES

The Ernst & Young Building
321 Kent Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5212
DX Sydney Stock Exchange 10172

8 October 2004

The Directors
Lend Lease Corporation Limited
Level 4, 30 The Bond
30 Hickson Road
Millers Point NSW 2000

Dear Directors

Independent Expert's Report for Proposed Merger with GPT

Introduction

On 6 August 2004, Lend Lease announced the agreed terms of the Proposed Merger to staple its securities with those of GPT which, if approved by the shareholders of Lend Lease, the unitholders of GPT and the Supreme Court will result in the formation of a stapled entity named Lend Lease Group.

In the 6 August 2004 announcement, the directors of Lend Lease and the independent directors of GPT outlined the terms under which they would recommend the Proposed Merger to their separate security holders. The recommendation by the Independent Directors of GPT was subject to a number of conditions precedent, namely: execution of a merger implementation agreement; approval from all relevant regulatory authorities; approval from relevant shareholders and unitholders; Independent Expert's Reports on the terms of the Proposed Merger concluding that the proposal was in the best interest of GPT unitholders and Lend Lease shareholders; and no superior proposal emerging.

The 6 August 2004 announcement was preceded by two prior Lend Lease announcements, the Original Merger Proposal on 24 May 2004, and the Revised Merger Proposal on 27 July 2004, the terms of which were both not acceptable to the independent directors of GPT.

The Lend Lease directors have considered a range of options open to Lend Lease and believe that the Proposed Merger is in the best interest of Lend Lease shareholders and unanimously support the Proposed Merger. The terms of the Proposed Merger and the resolutions to be considered by shareholders to approve it are set out in the accompanying 'Explanatory Memorandum' and notices of meeting.

The Proposed Merger

Lend Lease is a public company listed on the ASX. Lend Lease is an international group involved in project design, construction, property development, property funds management and asset ownership.

GPT is a listed property trust, which invests in retail, office, hotel and industrial properties. The responsible entity for GPT is GPTML, a wholly owned subsidiary of Lend Lease.

The Proposed Merger is to be achieved by the stapling of Lend Lease shares and GPT units to create stapled securities in Lend Lease Group. The existing GPT units will be consolidated based on the Merger Ratio (to be adjusted for the utilisation of the GPT Cash-Out Option) and new securities will be issued by each entity

Valuation Advisory Services is a part of Ernst & Young Transaction Advisory Services Limited
ABN 87 003 599 844 Australian Financial Services Licence No. 240585

Liability limited by the Accountants Scheme, approved under the Professional Standards Act 1994 (NSW).

ERNST & YOUNG

so that on implementation of the Proposed Merger, each security holder will hold an equal number of issued securities in each of Lend Lease and GPT. The two securities will be 'stapled' and will trade jointly on the ASX as a single security under the name Lend Lease Group.

The Merger Ratio will vary according to the number of GPT units cancelled under the GPT Cash-Out Option. If the facility is not at all utilised, GPT unitholders will hold one stapled security for each 3.8 units and receive 65 cents cash as a special distribution. If the facility is fully subscribed, remaining GPT unitholders who do not utilise the facility will receive no special cash distribution, but will hold a greater number of stapled securities, being one stapled security for each 3.09 units. The ratio of units and cash will vary according to the take-up under the facility.

Lend Lease will pay to its shareholders the LLC Merger Dividends of 56.2 cents per Lend Lease share held on the Dividend Entitlement Date. These dividends comprise:

- A special fully franked cash dividend of 23.8 cents per share, being in aggregate $95 million; and
- An additional unfranked cash dividend of 32.4 cents per share, being in aggregate $129 million. This dividend represents a pro-rata amount of 100% of Lend Lease's estimated net profit after tax and before goodwill amortisation and merger costs for the period 1 July 2004 to 30 November 2004.

These dividends are in addition to the final dividend of 26 cents per share for the six months ended 30 June 2004.

GPT will pay cash distributions to GPT unitholders, being the GPT Merger Distributions, comprising:

- Pre merger cash distributions in respect of the period from 1 July 2004 to 30 November 2004 comprising a 5.5 cents per unit distribution for the September 2004 quarter payable on 22 November 2004 and 4.1 cents per unit payable on implementation of the Proposed Merger;
- A special distribution per Eligible Unit. The amount of distribution will depend on the number of GPT units cancelled under the GPT Cash-Out Option. The special distribution per Eligible Unit will be calculated as $1,311 million less the amount of cash utilised by GPT in cancelling Eligible Units under the GPT Cash-Out Option, divided by the total number of Eligible Units (less those Eligible Units cancelled under the GPT Cash-Out Option). The amount of this distribution will not exceed 65 cents per Eligible Unit and may be nil; and
- A further special distribution of 0.6 cents per unit (being in aggregate $12.75 million) payable to all unitholders, including those who elect to participate in the GPT Cash-Out Option.

Other than the September 2004 quarter income distribution, each of these distributions will be paid by GPT on the Implementation Date (expected to be 17 December 2004).

GPT unitholders who participate in the Cash Sale Facility or Exchange Sale Facility will receive both the pre merger distribution and special distributions on the same basis as described above. GPT unitholders who participate in the GPT Cash-Out Option will not receive the special distribution of up to 65 cents per unit for any Eligible Units cancelled under the GPT Cash-Out Option, but will still receive the pre merger distribution and the further special distribution for these units.

As a result, Lend Lease Group would be owned 59% by the former GPT unitholders and 41% by the former Lend Lease shareholders. Under the terms of the Proposed Merger, Lend Lease shareholders will hold one stapled security in Lend Lease Group for each share they hold on the Stapling Record Date of 13 December 2004.

ERNST & YOUNG

Key Execution Steps

The key execution steps in the Proposed Merger are as follows:

- Lend Lease subscribes for $1,311 million of units in GPT to fund the GPT Cash-Out Option. Any remaining funds not utilised in the GPT Cash-Out Option will be used to pay a special cash distribution to GPT unitholders in respect of units not cancelled under the facility (as described above);
- GPT's register has over 50,000 small investors. Arrangements have been made to allow unitholders to cash out up to 30,000 units per unitholder at a fixed price of $3.48 per unit (GPT Cash-Out Option). The GPT Cash-Out Option is subject to the aggregate amount of cash paid under the facility not exceeding $1,311 million. If the facility is over-subscribed, a scale-back mechanism will apply. Otherwise, any surplus cash will be paid to remaining unitholders as a special distribution. Depending on the number of units cancelled under the facility, the distribution will vary between 0 cents and 65 cents per unit. GPT unitholders will have the option to:
  - Receive the special distribution (if any) and retain the stapled securities they receive based on the Merger Ratio;
  - Sell some or all of their existing units (free of brokerage) at the time of the Proposed Merger through the Cash Sale Facility available to all unitholders and shareholders (as described below);
  - Receive a fixed amount of $3.48 cash per unit for some or all of their units under the GPT Cash-Out Option;
  - Participate in the Exchange Sale Facility; and/or
  - Sell units on market.

  To the extent that GPT unitholders elect to take cash of $3.48 per unit, there will be a pro rata reduction in the amount of the 65 cents special cash distribution per remaining unit and a compensating adjustment to the ratio of remaining GPT units to Lend Lease shares for the purpose of creating stapled securities;
- Remaining GPT units will be consolidated by GPT on the basis of the ratio described above;
- GPT will pay unitholders the GPT Merger Distributions described above. The special distribution will be sourced from capital reserves / paid up capital of GPT, be tax deferred to the unitholders provided they have sufficient cost base in their units, (i.e. a cost base per unit which exceeds the amount of the distribution) and will reduce the cost base in these units for tax purposes. The pre merger distributions are expected to be predominantly funded out of earnings;
- Lend Lease will pay shareholders the LLC Merger Dividends described above; and
- Lend Lease will pay a nominal franked dividend (0.01 cents per share) to all shareholders participating in the Proposed Merger. Lend Lease will apply the dividend to subscribe for the issue to participating shareholders of consolidated units in GPT (at a subscription price of 0.01 cents per consolidated unit). GPT will pay a nominal capital distribution (0.01 cents per unit) to all unitholders participating in the Proposed Merger. GPT will apply the distribution to subscribe for the issue to participating unitholders of shares in Lend Lease (at a subscription price of 0.01 cents

ERNST & YOUNG

per share). Once complete, each Lend Lease shareholder and each GPT unitholder will hold stapled securities each comprising one Lend Lease share 'stapled' to one consolidated GPT unit.

Other Features of the Proposed Merger

Other features of the Proposed Merger are:

- It is proposed that as part of the Proposed Merger, a sale facility will be made available to both Lend Lease shareholders and GPT unitholders into which they can sell or exchange some or all of their existing Lend Lease shares and/or GPT units prior to implementation of the Proposed Merger. The sale facility will only be activated if the Proposed Merger is approved. The sale facility will contain two alternatives, an Exchange Sale Facility and a Cash Sale Facility. In summary, the Exchange Sale Facility will involve ABN AMRO Equities transferring to participating Lend Lease shareholders (and Macquarie Securities transferring to participating GPT unitholders) the same number of Lend Lease Group stapled securities the participating shareholder or unitholder would have received for those shares or units (as applicable) under the Proposed Merger had they not participated in the facility. Under the Cash Sale Facility, ABN AMRO Equities and Macquarie Securities will receive the stapled securities that participating shareholders and unitholders would have otherwise received under the Proposed Merger. ABN AMRO Equities and Macquarie Securities will sell the stapled securities they hold under the facility following implementation of the Proposed Merger and remit the cash proceeds to participating shareholders and unitholders. The price at which stapled securities are sold under the Cash Sale Facility is not guaranteed and may not be the highest price at which those stapled securities could otherwise be sold following the Proposed Merger;

- Lend Lease has paid to GPT an amount equal to the performance fee paid to Lend Lease for the six months ended 30 June 2004 (approximately $3.5 million). That amount will be paid to GPT unitholders as part of the distribution for the September 2004 quarter. GPT has in turn agreed to repay an equivalent amount if the Proposed Merger does not proceed;

- Lend Lease proposes to buy back up to $388 million of its shares by way of an off market share buy back tender. The off market buy back is conditional on shareholder approvals and the Proposed Merger proceeding. The off market buy back is for the remainder of the previously announced share buy back program, of which $388 million remained to be fulfilled as at 6 August 2004; and

- The units issued to Lend Lease under the unit subscription will have the same rights as other GPT units (including a right to vote at GPT meetings and to receive distributions paid on GPT units) but will not have any right to be stapled to Lend Lease shares while held by Lend Lease. Lend Lease has undertaken not to vote these units following their issue.

Each of the resolutions to be voted on by Lend Lease shareholders and GPT unitholders in order to approve the Proposed Merger is interdependent. Failure to approve any of these resolutions will result in the Proposed Merger not proceeding unless the interdependency is waived. However, the Proposed Merger is not conditional on shareholder approval of the off market buy back.

ERNST & YOUNG

Conditions to Completion of the Proposed Merger

The Proposed Merger will not proceed unless a number of conditions precedent are satisfied (or where applicable waived by Lend Lease and/or GPT). Section 10.4 of the Explanatory Memorandum contains detailed descriptions of the conditions precedent. Ernst & Young Transaction Advisory Services has summarised some of the key conditions below:

- Approval by Lend Lease shareholders of the LLC Implementation Resolutions (as defined and described in the Explanatory Memorandum) by the requisite majorities;
- Approval by GPT Unitholders of the GPT Implementation Resolutions (as defined and described in the Explanatory Memorandum) by the requisite majorities;
- Approval by the Court of the Share Scheme (and lodgement of the order made by the Court approving the Share Scheme with ASIC) (see Section 8.2 of the Explanatory Memorandum) and the grant of judicial advice to GPT Management;
- Each of the conditions precedent set out in the Merger Implementation Agreement being satisfied (or where applicable waived) on or before 31 January 2005, or such later date as may be agreed by Lend Lease and GPT management. A summary of the conditions precedent which have not yet been satisfied (or waived) at the date of the Explanatory Memorandum is summarised in Section 10.10.1 of the Explanatory Memorandum; and
- The Merger Implementation Agreement not being terminated by any party prior to 8.00 am on the Second Court Date. The circumstances in which the Merger Implementation Agreement may be terminated by a party are described in the Explanatory Memorandum.

Purpose of the Report

The Proposed Merger is to be implemented by:

- A members' Scheme between Lend Lease and its shareholders. Under Section 411 of the Corporations Act, the Scheme must be approved by a majority in number (at least 50%) of shareholders present and voting at the meeting (either in person or by proxy), together with at least 75% of the votes cast on the resolution being cast in favour. The Scheme will then be subject to approval by the Supreme Court; and
- Amendment to the constitutions of Lend Lease and GPT to provide for the Proposed Merger that must be approved by special resolutions of shareholders and unitholders representing at least 75% of the votes cast on the resolution. GPT will also seek judicial advice to confirm its participation in the Proposed Merger.

Lend Lease directors have appointed Ernst & Young Transaction Advisory Services to prepare this Independent Expert's Report and to consider the matters required in accordance with Part 3 of Schedule 8 of the Corporations Regulations, namely as to whether:

> *"... the proposed scheme is in the best interest of the members of the company the subject of the scheme and setting out his or her reasons for that opinion."*

A copy of this report is to be dispatched with the Explanatory Memorandum to Lend Lease shareholders.

ERNST & YOUNG

This Independent Expert's Report is to be used only as an expression of the opinion of Ernst & Young Transaction Advisory Services in respect of the Proposed Merger. This Independent Expert's Report should not be used for any other purpose apart from that set out above.

Scope of the Report

The Corporations Act does not define 'best interest of the members'. Therefore, in preparing this report, Ernst & Young Transaction Advisory Services has had regard to relevant Policy Statements issued by ASIC, with particular reference to Policy Statements 74 and 75.

Policy Statement 75 implies that 'fair and reasonable' should be taken as a reference to 'in the best interest of members'. In the context of a proposal under Section 623 of the Corporations Act 2001, Policy Statement 74 provides that the assessment of whether a proposal is fair and reasonable should involve a comparison of the likely advantages and disadvantages for shareholders if the proposed transaction is agreed to, with the advantages and disadvantages to those shareholders if it is not. Comparing the value of the shares to be acquired under such a proposal and the value of the consideration to be paid is only one element of this assessment.

Ernst & Young Transaction Advisory Services has assessed whether the advantages of the Proposed Merger outweigh the disadvantages and whether or not Lend Lease shareholders would be better off if the Proposed Merger were implemented.

Key Conclusions

In making an assessment as to whether the Proposed Merger is in the best interest of Lend Lease shareholders, Ernst & Young Transaction Advisory Services has considered key elements of the Proposed Merger and their likely impact on shareholders and consequently assessed the advantages and disadvantages of the Proposed Merger and other features of the Proposed Merger as set out below:

Likely Advantages of the Proposed Merger

Based on the assessment of the Proposed Merger in Section 7 of this report, Ernst & Young Transaction Advisory Services has identified the following likely advantages of the Proposed Merger if it is implemented:

- The anticipated market value of Lend Lease Group securities, in the short-term, is in the range of $10.85 to $11.97 per security. Inclusive of the Lend Lease special fully franked dividend estimated at 23.8 cents per share this equates to a value per Lend Lease Group security of between $11.09 and $12.21 which represents a premium to the market price of a Lend Lease share of $10.75 immediately prior to the announcement of the Original Merger Proposal. It is important to note that if the Proposed Merger proceeds, Lend Lease shareholders will receive a dividend of 32.4 cents per share for the period from 1 July 2004 to 30 November 2004. This has not been included in the above calculations. This assessment is based on an assessed forecast dividend yield in the range of 6.8% to 7.5% of Lend Lease Group, using pro forma consolidated forecast earnings for the year ending 30 June 2005. Ernst & Young Transaction Advisory Services notes that were Lend Lease Group's distribution yield to exceed 7.7%, then Lend Lease shareholders would experience a lower short-term trading value (inclusive of the special dividend) for the equivalent number of Lend Lease Group securities.

  Lend Lease Shareholders should be aware that Ernst & Young Transaction Advisory Services estimate of the anticipated market value of a Lend Lease Group security is based on the pro forma financial position of Lend Lease Group and the condition in the property trust industry, Australian

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economy and financial markets as at 20 May 2004. The anticipated market value is subject to changes in the market assessment of Lend Lease Group and the overall state of the market at the time of quotation and beyond and may vary significantly from the prices estimated. Subsequent to our assessment of the anticipated market value as at 20 May 2004 of a Lend Lease Group security, market evidence indicates that trailing yields, which underpin market prices, for major listed property trusts in Australia have strengthened from 20 May 2004 to 31 August 2004 which provides further comfort that the anticipated market value range per Lend Lease Group security should be achieved or exceeded in the absence of changes in market conditions.

The rationale of the Proposed Merger is based on strategic benefits, capturing synergies, enhanced long-term growth prospects, scale and reduced costs of capital. Ernst & Young Transaction Advisory Services was not provided with any management forecasts beyond 30 June 2005, although material management estimates beyond that date do exist. In the short and medium term, the Proposed Merger is anticipated to enable Lend Lease Group to target 7% distributions growth for the years ending 30 June 2006 and 2007;

- On an underlying value comparison Lend Lease shareholders are contributing between 43.4% and 46.9% to the Proposed Merger as compared with their ownership based on the Adjusted Merger Ratio of 44.3%. The Adjusted Merger Ratio, which takes into account the Lend Lease buy back and the special distribution to security holders of both entities, and better reflects the economic contribution by the respective entities security holders. The Adjusted Merger Ratio compares to the ownership share for Lend Lease shareholders of 41% under the Proposed Merger terms. This analysis shows that Lend Lease shareholders economic contribution to the Lend Lease Group reflects a small premium for access to the GPT portfolio and the Lend Lease Group growth opportunities. The Adjusted Merger Ratio indicates that Lend Lease shareholders economic contribution and ownership interest are reasonably in balance;

- Based on Lend Lease's share price, immediately prior to the Original Merger Proposal (on 20 May 2004), of $10.75 and the agreed merger terms (including the special distributions), the merger terms implied a premium of 25% compared with GPT's reported net tangible assets per unit as at 30 June 2004. In Ernst & Young Transaction Advisory Services opinion this premium is reasonable;

- Lend Lease Group is expected to have, on a 2005 like for like basis (assuming the reinvestment of the Lend Lease special dividend of 23.8 cents per share), increased earnings per security (pre amortisation) of 81.8 cents relative to the per share earnings of Lend Lease on a stand alone basis of 77.6 cents;

- Lend Lease Group security holders who are Lend Lease shareholders are expected to receive a higher distribution per security, on a like for like basis, for the year ending 30 June 2005 of 83.2 cents (assuming reinvestment of special dividend) relative to the equivalent pre-merger forecast distribution of 46.8 cents, an increase of 77.8%;

- Pro forma net tangible assets of Lend Lease Group as at 30 June 2004, subject to completion of the Proposed Merger, per security is $6.52. This represents an increase from the net tangible assets per share of Lend Lease as at 30 June 2004 (prior to the merger) of $5.32;

- The Proposed Merger will create a group with substantial financial capacity and establish Lend Lease Group as a leading Australian listed property group, second only to the recently formed Westfield Group. Lend Lease Group will be one of the largest owners of retail assets and office assets in Australia and will have improved access to growth opportunities through acquisitions;

- Lend Lease Group is expected to have an improved credit rating which should enhance the ability of Lend Lease Group to access equity and debt capital markets at a competitive cost of funds;

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- By aligning the interests of Lend Lease and GPT and by internalising management:
  - The possibility of conflict between the interests of Lend Lease as asset manager and GPT unitholders is removed;
  - Fee leakage is minimised;
  - The complexity associated with external management is eliminated;
- Lend Lease Group will have greater representation in both the S&P/ASX 200 Index and the S&P/ASX 200 Property Trust Index, and is expected to have a market capitalisation in excess of $10 billion and be a top 20 entity listed on the ASX (by market capitalisation), which should lead to:
  - Increased liquidity of Lend Lease Group securities;
  - Increased index weighting;
  - A likely increase in interest from international investors;
- Lend Lease Group will target operating cost and corporate tax savings of $60 million after tax, which have been reflected in the pro forma financial forecasts. However, management:
  - Expects to incur approximately $54 million after tax in one off implementation costs in the year ending 30 June 2005 associated with these cost savings;
  - Has indicated that considerable cost savings should be achievable regardless of whether the Proposed Merger is approved;

  Whilst it is anticipated that there will be revenue synergies, they have not been specifically identified or included in the pro forma consolidated forecasts for the year ending 30 June 2005; and
- Stapling ensures the seamless continuation of the GPT/Lend Lease relationship. The GPT relationship is important from the perspective of Lend Lease. Not only does Lend Lease earn management fee income streams from GPT but GPT is also an important client and partner of Lend Lease in various projects. The loss of the GPT relationship may impact Lend Lease's other asset management activities and their value to Lend Lease.

Likely Disadvantages of the Proposed Merger

Based on the assessment of the Proposed Merger in Section 7 of this report, Ernst & Young Transaction Advisory Services has identified the following likely disadvantages of the Proposed Merger if it is implemented:

- Based on the pro forma consolidated forecasts for the year ending 30 June 2005, Lend Lease Group will have reduced earnings growth compared to that which Lend Lease would have had on a stand alone basis. GPT's percentage earnings per unit growth is forecast to be less than that of Lend Lease on a stand alone basis. Accordingly existing Lend Lease shareholders will be sharing growth, in accordance with the Merger Ratio, with GPT unitholders;
- In the short-term, some investors may sell down their interests in Lend Lease, particularly those growth orientated investors who do not want to invest in a higher yielding/lower growth stock (relative to Lend Lease, generally a higher growth stock);

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- Total costs of the Proposed Merger are expected to be approximately $68 million. In the event that the Proposed Merger is not implemented, Lend Lease's costs are expected to be approximately $16 million;

- Potentially adverse taxation consequences may arise for some Lend Lease shareholders if the Proposed Merger is implemented, particularly for Lend Lease shareholders who have 'pre CGT' shares that do not participate in the Exchange Sale Facility. Readers of this Independent Expert's Report should refer to the Tax Report provided by Greenwood & Freehills Pty Limited in Section 6 of the Explanatory Memorandum for a description of the likely taxation consequences; and

- Lend Lease's ability to utilise accumulated tax losses existing as at 30 June 2004 may be impacted (or limited) as a consequence of the Proposed Merger. Substantially the tax losses impacted are revenue losses in relation to the United States and Australia (approximately $594 million) and capital losses in Australia (approximately $120 million). The present value of these losses, on a Lend Lease stand alone basis, has been assessed at between $20 million and $80 million (based upon future assumptions such as sources and timing of future assessable income, the use of the losses, gearing, applicable taxation law and other factors as at 30 June 2004).

  In the event that tax losses are incurred in the period between 1 July 2004 and the stapling transaction, these may not be eligible for offset against income post stapling.

  The potential unavailability of these revenue and capital losses may represent a loss of value arising from the Proposed Merger.

Other Issues

In forming an opinion of whether the Proposed Merger is in the best interest of Lend Lease shareholders, Ernst & Young Transaction Advisory Services has also considered the following:

- The income profile of Lend Lease Group will alter substantially if the Proposed Merger is implemented, with a reduced dependence on active earnings. Income from lower risk investment activities will comprise approximately 71% of Lend Lease Group earnings. Depending on an investor's personal preference, the enhanced stability of earnings might constitute an advantage or disadvantage of the Proposed Merger;

- Lend Lease Group will be more concentrated in property investments than is Lend Lease. In addition Lend Lease shareholders are swapping a lower yield / higher growth orientated investment for a higher yield / lower growth investment. This change in investment profile may not suit all Lend Lease investors, particularly those growth orientated investors;

- The pro forma consolidated gearing (defined as a percentage of total interest bearing liabilities to total tangible assets) of Lend Lease Group will be 31.6% as at 30 June 2004. This represents a significant increase in gearing of Lend Lease on a stand alone basis of 17.2% but at the lower end of other listed property trusts;

- The Proposed Merger evolved pursuant to a strategic review following Mr Clarke's appointment as Chief Executive Officer of Lend Lease in December 2002. As part of the strategic review, Lend Lease considered a number of alternative strategies including the break up of the business into its component parts and maintaining the status quo with infill acquisitions to grow the business, but decided to pursue the Proposed Merger with GPT;

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- Lend Lease and GPT will continue to exist as separate legal entities and Lend Lease shares and GPT units will remain as separate legal assets. Lend Lease shareholders will continue to hold Lend Lease shares and GPT unitholders will continue to hold GPT units. However, Lend Lease shares and GPT units will trade as one security on the ASX and will not be able to be traded or dealt with separately;

- The present structure, of separate entities, provides a level of business discipline on each of the entities. This has been recognised in the agreed principles of the Proposed Merger by the adoption of an operating philosophy reflective of an investment management culture consistent with Lend Lease Group's position as a major stapled entity in the listed property trust sector; and

- Stapled securities are not being issued to registered foreign security holders other than those resident in New Zealand, the United States or Germany; or who meet criteria set out in Section 11 of the Explanatory Memorandum. A Sale Facility has been established to enable excluded foreign security holders to receive a cash amount instead of stapled securities. This may be disadvantageous to excluded foreign security holders but they will retain the ability to reinvest the proceeds in Lend Lease Group securities if they so choose.

If the Proposed Merger is not implemented:

- Lend Lease will continue as a stand alone entity listed on the ASX. Its shares will not be stapled to GPT units;

- The business of Lend Lease could continue in its current form and structure;

- Lend Lease will not undertake the off market buy back and will not operate the Exchange Sale Facility and the Cash Sale Facility;

- The Lend Lease dividend of 26.0 cents per share unfranked for the six months ended 30 June 2004 will be paid on 15 September 2004 irrespective of whether the Proposed Merger is approved, whilst the interim unfranked dividend (expected to be around 32.4 cents per share) for the period 30 June 2004 to 30 November 2004 will not be paid. The interim dividend to 31 December 2004 will be considered, in the normal course, under the existing dividend policy; and

- Lend Lease and GPT could continue to closely work together. The announcement of the Proposed Merger has resulted in some uncertainty as to GPT's long-term relationship with Lend Lease.

Opinion

Ernst & Young Transaction Advisory Services believes that the advantages of the Proposed Merger outweigh the disadvantages of the Proposed Merger. In coming to its opinion Ernst & Young Transaction Advisory Services has also considered other features of the Proposed Merger as highlighted above.

In the opinion of Ernst & Young Transaction Advisory Services the Proposed Merger is in the best interest of Lend Lease shareholders as a whole.

In forming this opinion Ernst & Young Transaction Advisory Services has had regard to the following issues which are addressed in Section 7 of this report:

- Anticipated market value of Lend Lease Group relative to the market value and the underlying value of Lend Lease (Section 7.2);

- Relative underlying value of Lend Lease and GPT (Section 7.3);

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- Merger Ratio (Section 7.4);
- Investment characteristics of Lend Lease Group, including growth in earnings and distributions, and changes in net tangible assets and gearing (Section 7.5);
- The risk/return profile (Section 7.5);
- Scale of Lend Lease Group and its access to capital (Section 7.6);
- Credit quality of Lend Lease Group (Section 7.6);
- Alignment of interests with GPT (Section 7.7);
- Market profile and liquidity of Lend Lease Group (Section 7.8);
- Cost savings arising from the Proposed Merger (Section 7.9);
- Continuation of the Lend Lease and GPT relationship (Section 7.10);
- Alternative courses of action (Section 7.11);
- Governance structure of Lend Lease Group (Section 7.12);
- Taxation implications for Lend Lease Group and security holders (Section 7.13);
- Costs of the Proposed Merger (Section 7.14); and
- Forced cash sale of excluded foreign security holders (Section 7.15).

The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date.

This Independent Expert's Report constitutes general financial product advice only and has been prepared without taking into account the individual circumstances of Lend Lease shareholders. Shareholders should consider the advice in the context of their own circumstances and preferences. Shareholders should also have regard to the Explanatory Memorandum in relation to the Proposed Merger.

Approval or rejection of the Proposed Merger is a matter for individual shareholders, as to value and future market conditions, investment objectives, risk profile, liquidity preferences, portfolio strategy and tax position. Lend Lease shareholders who are in doubt as to the impact of the Proposed Merger on their personal circumstances should consult their own professional adviser.

Yours faithfully
Ernst & Young Transaction Advisory Services Limited

Robert G Westphal Director and Representative	John E Gibson Director and Representative

Contents

1. Scope of the Report

1.1 Purpose of the Report

The Proposed Merger is to be implemented by a member's scheme under Section 411 of the Corporations Act between Lend Lease and its shareholders. The scheme must be approved by a majority in number (i.e. at least 50%) of shareholders present and voting (either in person or by proxy) at the meeting, representing at least 75% of the votes cast on the resolution in accordance with Section 411. The scheme will then be subject to approval by the Supreme Court.

The Constitutions of Lend Lease and GPT will need to be amended to provide for the Proposed Merger, which must be approved by a special resolution of members representing at least 75% of the votes cast on the resolution.

Part 3 of Schedule 8 of the Corporations Regulations prescribes the information to be sent to security holders in relation to schemes of arrangement pursuant to Section 411. Part 3 of Schedule 8 requires an independent expert's report in relation to a scheme to be prepared when a party to a scheme has a prescribed shareholding in the company subject to the scheme, or where any directors are also directors of the company subject to the scheme. The responsible entity of GPT is GPTML, a wholly owned subsidiary of Lend Lease. GPTML is a party to the Implementation Deed. Mr Richard Longes is a director of Lend Lease and is also a director of GPTML. Accordingly, an independent expert's report is required to be prepared for Lend Lease shareholders for the purposes of Section 411 of the Corporations Act.

Ernst & Young Transaction Advisory Services has been engaged by the directors of Lend Lease to prepare an independent expert's report as to whether the Proposed Merger is in the best interest of Lend Lease shareholders and its reasons for that opinion.

1.2 Independence

Prior to accepting this engagement Ernst & Young Transaction Advisory Services considered its independence with respect to Lend Lease with reference to the Australian Securities & Investments Commission Practice Note 42 titled 'Independence of expert's reports'.

Ernst & Young Transaction Advisory Services considers that it is independent of Lend Lease, GPT and their respective associates. Ernst & Young Transaction Advisory Services is not the external auditor or taxation advisor to either Lend Lease or GPT. Ernst & Young, does however, provide co-sourced internal audit assistance to Lend Lease. Ernst & Young has provided taxation advice to Lend Lease and Ernst & Young Transaction Advisory Services has also provided valuation advice to Lend Lease with respect to the Tax Consolidation regime. In addition, Ernst & Young provided advice to GPT in relation to GPT's capacity as landlord of Australia Square.

It is our opinion that our involvement in the above engagements does not impact on our ability to provide an independent and unbiased opinion in the context of the Proposed Merger. Ernst & Young Transaction Advisory Services has no other business relationship with Lend Lease or its directors. Ernst & Young Transaction Advisory Services also believes it has adhered to Policy Statements 74 and 75 in so far as they are relevant to independence and the Proposed Merger.

1.3 Basis of Evaluation

The Corporations Act does not define 'best interest of the members'. Therefore, in preparing this report, Ernst & Young Transaction Advisory Services has had regard to relevant Policy Statements issued by ASIC, with particular reference to Policy Statements 74 and 75 in its governance of the Corporations Act.

Policy Statement 75 implies that 'fair and reasonable' should be taken as a reference to 'in the best interest of members'. In the context of a proposal under Section 623 of the Corporations Act 2001, Policy Statement 74 provides that the assessment of whether a proposal is fair and reasonable should involve a comparison of the likely advantages and disadvantages for shareholders if the proposed transaction is agreed to, with the advantages and disadvantages to those shareholders if it is not. Comparing the value of the shares to be acquired under such a proposal and the value of the consideration to be paid is only one element of this assessment.

Ernst & Young Transaction Advisory Services has assessed whether the advantages of the Proposed Merger outweigh the disadvantages and whether or not Lend Lease shareholders would be better off if the Proposed Merger were implemented.

In forming its opinion Ernst & Young Transaction Advisory Services has had regard to the following specific commercial and financial issues:

- Anticipated market value of Lend Lease Group relative to the market value and underlying value of Lend Lease;
- Relative underlying value of Lend Lease and GPT;
- Merger Ratio;
- Investment characteristics of Lend Lease Group, including growth in earnings, distributions, changes in net tangible assets and gearing;
- The risk/return profile;
- Scale of Lend Lease Group and its access to capital;
- Alignment of interests with GPT;
- Market profile and liquidity of Lend Lease Group;
- Cost savings arising from the Proposed Merger;
- Credit quality of Lend Lease Group;
- Continuation of the Lend Lease and GPT relationship;
- Alternative courses of action;
- Governance structure of Lend Lease Group;
- Taxation implications for Lend Lease Group and security holders;
- Costs of the Proposed Merger; and
- Forced cash sale by certain foreign security holders.

The likely advantages and disadvantages of the Proposed Merger for Lend Lease shareholders are set out in the covering letter of this report to assist Lend Lease shareholders to understand the basis of our opinion and provide them with an opportunity to assess the balance of the likely advantages and disadvantages from their own perspective.

All Lend Lease shareholders who hold Lend Lease shares will be entitled to vote at the meeting to approve the Proposed Merger.

1.4 Sources of Information

In compiling this report and reaching its conclusions, Ernst & Young Transaction Advisory Services has had regard to a range of public and non-public information. A listing of this information is detailed in Appendix 2 of this report.

1.5 Limitations and Reliance on Information

Our opinion is based on economic, market and other conditions prevailing at the date of this report. These conditions can change significantly over relatively short periods of time.

This report is also based upon financial and other information provided by Lend Lease and GPT in relation to the Proposed Merger. Ernst & Young Transaction Advisory Services has considered and relied upon this information. The information provided to Ernst & Young Transaction Advisory Services has been evaluated through analysis, enquiry and review for the purposes of forming an opinion as to whether the transaction is in the best interest of the shareholders of Lend Lease.

However, Ernst & Young Transaction Advisory Services does not warrant that its enquires have identified all of the matters that an audit, an extensive examination or 'due diligence' and/or tax investigation might disclose.

Preparation of this report does not imply that Ernst & Young Transaction Advisory Services has audited in any way the accounts or records of Lend Lease or GPT. Ernst & Young Transaction Advisory Services has not investigated this financial information in terms of the reasonableness of the underlying assumptions, accuracy of compilation or application of assumptions. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and in a manner consistent with the method of accounting in previous years.

Lend Lease and GPT are responsible for the preparation of the Lend Lease and GPT historical, forecast and pro forma information. KPMG has reviewed the historical and pro forma historical financial information and its Investigating Accountant's Report is set out in Section 4.1 of the Explanatory Memorandum. KPMG Transaction Services (Australia) Pty Limited has reviewed the pro forma consolidated forecast information of Lend Lease Group and its Investigating Accountant's Report is set out in Section 4.2 of the Explanatory Memorandum. These reviews were unqualified. On this basis, Ernst & Young Transaction Advisory Services considers that there are reasonable grounds to believe that the financial information has been prepared on a reasonable basis.

Ernst & Young Transaction Advisory Services was not provided with any management forecasts beyond 30 June 2005, although material management estimates beyond that date do exist.

In forming its opinion Ernst & Young Transaction Advisory Services has also assumed that:

- Matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed;
- The information set out in the Explanatory Memorandum and accompanying documents sent by Lend Lease to its shareholders is complete, accurate and fairly presented in all material respects;
- The publicly available information relied upon by Ernst & Young Transaction Advisory Services in its analysis was accurate and not misleading;
- The Proposed Merger will be implemented in accordance with its terms; and
- The legal mechanisms to implement the Proposed Merger are correct and will be effective.

To the extent that there are legal issues relating to assets, properties, or business interest or issues relating to compliance with applicable laws, regulations, and policies, Ernst & Young Transaction Advisory Services assumes no responsibility and offers no legal opinion or interpretation on any issue.

The statements and opinions given in this report are given in good faith and in the belief that such statements and opinions are not false or misleading.

Ernst & Young Transaction Advisory Services provided draft copies of this report to the directors and management of Lend Lease for their comments as to factual accuracy, as opposed to opinions, which are the responsibility of Ernst & Young Transaction Advisory Services alone. Changes made to this report as a result of this review by the directors and management of Lend Lease have not changed the methodology or conclusions reached by Ernst & Young Transaction Advisory Services.

2. Rationale for the Proposed Merger

The rationale put forward by Lend Lease for the Proposed Merger was the creation of a single merged entity, Lend Lease Group, which would enable Lend Lease to create an integrated property business capable of delivering strong growth and manageable risk.

The merger rationale is underpinned by the belief that the strong growth potential and management skills of Lend Lease, when combined with the high quality assets of GPT, can provide a 'win win' for both groups of security holders. Lend Lease's third party capital model, which is likely to constrain longer term growth opportunities, can be enhanced by GPT while GPT's model with a limited growth profile and no offshore platform will benefit from the offshore presence of Lend Lease and the ability of Lend Lease to source investment opportunities.

Prior to formulating and announcing the Proposed Merger, Lend Lease management undertook a strategic review, which decided to re-focus on Lend Lease's historical strengths. This resulted in the decision to exit from the United States Real Estate Investment Businesses, a cost reduction programme and the divestment of non-core assets, including the divestment of a 23% stake in IBM Global Services Australia, an outsourcing joint venture with IBM and Telstra. Lend Lease also considered alternative strategies, including the break up of the business into its component parts and maintaining the status quo with infill acquisitions to grow the business, but decided to pursue the Proposed Merger with GPT. This was the course of action considered to create the most value for shareholders.

Lend Lease management consider the following factors will deliver ongoing growth to the core Lend Lease businesses:

- Demonstrable capability in master planning, designing and delivering large scale urban community developments, such as Greenwich Peninsula in London, Rouse Hill in New South Wales and Twin Waters in South East Queensland;
- Experience and expertise in the integration of ownership, development and management of retail centres, particularly in light of the fragmented ownership and under performance that is a feature of some economies outside Australia and the United States;
- Synergies between Lend Lease operations in Australia, Singapore and the United Kingdom and the property funds and asset management activities in those markets; and
- Growth in construction earnings as a result of PFI projects in the United Kingdom, economic growth in the United States and the expansion of master planned urban community and retail development opportunities, particularly in the United Kingdom.

In light of the growth opportunities discussed above, Lend Lease management has identified the following strategic rationale for the Proposed Merger:

- Lend Lease management has found that to win major international projects requires scale and an appropriate capital structure. Shareholder value is expected to be enhanced if the current operating model of Lend Lease is expanded beyond the third party capital model to incorporate direct property ownership, thereby securing positions of control over large scale, long-term projects. For example, the integrated model should enhance access to the opportunities identified through the United Kingdom operations and Actus military housing projects in the

United States. The competitiveness of Lend Lease on a domestic and global scale should be enhanced with the increased financial capacity the Proposed Merger should generate;

- Lend Lease Group would become the second largest owner and manager of regional retail assets in Australia and one of the largest owners of high quality office assets in Australia. As such Lend Lease Group will have the majority of its net assets devoted to investment assets. Furthermore Lend Lease Group on merging will have a split of active earnings to investment income of approximately 29% to 71%. Consequently the majority of Lend Lease Group earnings will comprise investment income, which will enhance credit quality, and the ability to access capital and pursue direct property ownership (at lower funding cost);
- An enhanced credit rating should maximise the ability of Lend Lease Group to access global debt and equity capital markets on more favourable terms. Preliminary indications from Standard & Poor's suggest an A or A- credit rating is likely;
- Lend Lease management believe revenue opportunities would be available to Lend Lease Group through leveraging the retail skills of Lend Lease, to maximise opportunities in the United Kingdom retail sector. Management are also confident there are opportunities for further development of the master planned urban communities and urban regeneration concepts with the scale and access to capital the Proposed Merger would provide;
- The Proposed Merger will create a single, internally managed, stapled entity, which will be one of Australia's leading diversified property groups. Lend Lease Group is expected to have a market capitalisation of around $10 billion, as against Lend Lease's market capitalisation in the order of $4.3 billion (as at 20 May 2004), ranking it as a top 20 entity listed on the ASX (by market capitalisation) and ranking Lend Lease Group as the second largest entity on the S&P/ASX 200 Property Trust Index. Based on market capitalisations as at 20 May 2004 and a trading yield of 7.3%, the index weighting is expected to increase from 9.9% (GPT pre merger) to 14.3% (Lend Lease Group post merger). By internalising the management of GPT, Lend Lease Group will conform with the current trend within the Australian Listed Property Trust sector;
- The Proposed Merger combines GPT's high quality, diversified property portfolio with the property development, construction and investment earnings, development pipeline and strong growth outlook of Lend Lease. This will enhance the risk/return profile of Lend Lease Group, with a reduction in the potential for earnings volatility (before asset revaluations). While GPT has a strong position in the Australian property investment market, its domestic growth opportunities are limited. Lend Lease has a strong platform in the United States and in Europe, particularly in the United Kingdom. Bovis Lend Lease is one of the leading project and construction management companies in the United Kingdom as well as being developer and manager of retail and urban community developments such as Bluewater and the Greenwich Peninsula. In the United States, Lend Lease enjoys a strong market presence in its selected areas of operation. The Proposed Merger will increase the available resources to exploit investment opportunities; and

- The Proposed Merger will deliver cost savings thereby improving shareholder returns. Targeted annual cost savings have been announced of $60 million after tax. These savings comprise direct merger synergies, organisational restructuring, relocation of senior management from London to Sydney and general overhead savings. Furthermore, one off implementation costs of approximately $54 million after tax are expected to be incurred in the 2005 financial year to achieve these cost savings. Revenue synergies are expected but have not been factored into the financial analysis of the Proposed Merger.

3. Profile of Lend Lease

Lend Lease provides services for the creation, improvement and management of real estate assets. These include:

- Development;
- Project and construction management; and
- Funds and asset management.

Lend Lease operates across three regions: Asia Pacific, Europe, and the Americas. The operations are conducted through:

- **Bovis Lend Lease** - operates across the three regions and provides construction, project management and design services. Bovis was founded in 1885 and was acquired by Lend Lease in 1999. Civil & Civic, the Australian based business of Lend Lease, was renamed Bovis Lend Lease to take advantage of the world-wide brand name;
- **Integrated Development Businesses (IDB)** - develops large-scale urban communities in Australia through Delfin Lend Lease and mixed use developments through Lend Lease Development, privatised military housing projects through Actus Lend Lease in the United States, and Private Finance Initiatives (in health, education and defence), retail developments and urban regeneration in Europe, Middle East and Africa, particularly the United Kingdom; and
- **Real Estate Investment services (REI)** - manages real estate investments in Asia Pacific, Europe, Middle East and Africa, having recently exited its United States REI business and refocused its businesses in Europe, Middle East, Africa and Asia Pacific.

3.1 History

Lend Lease evolved from Civil & Civic, a building contractor business formed in 1951 by Dutch building company, Bredero's. Civil & Civic's first contract was for the supply and erection of 200 prefabricated houses for the Snowy Mountains Authority. Civil & Civic was later involved in the development of several Australian landmarks including Caltex House, Australia's first skyscraper, in 1957 and Sydney's Australia Square in 1968. Lend Lease was incorporated in New South Wales in 1958 by Civil & Civic to finance construction projects. This enabled Civil & Civic to expand into property development, asset management and investment. In 1961, Lend Lease acquired Civil & Civic from Bredero's, subsequently listing on the ASX in 1962.

In 1971, GPT was formed by Lend Lease and was one of the first Australian property trusts to list on the ASX.

Though Lend Lease had overseas operations from as early as 1964 (commencing with New Zealand, followed by the United States and Singapore in 1971), it began international expansion in the early 1990s, moving into Europe and further Asian countries in its quest to become a world leader in real estate services.

Lend Lease also developed a general financial services arm, acquiring MLC as a wholly owned subsidiary in 1985.

Lend Lease changed its strategic direction over 1999 and 2000, moving from a consolidated property and general financial services provider towards a more focused integrated global real estate services business. Seeing growth opportunities in overseas real estate markets, the company invested approximately $1.6 billion to acquire further operating businesses to consolidate its global real estate platform. It acquired Bovis Group plc (P&O's global project management and construction services company), and a number of real estate investments in the United States, including: Boston Financial Group (an institutional funds manager and real estate services company) and five commercial mortgage businesses from AMRESCO (a diversified financial services company specialising in commercial and residential lending, asset management and commercial finance). Lend Lease subsequently sold its MLC financial services businesses to the National Australia Bank for $4.6 billion, in June 2000, having recognised that it lacked the scale and distribution capability to compete effectively in the changing financial services industry. Other transactions followed in 2000 and 2001, including the acquisition of Delfin.

Following a strategic review of its REI operations, Lend Lease announced it would exit its struggling United States REI businesses during 2003 and limit its European REI business to the retail sector. Lend Lease has since sold most of the United States REI businesses, including its CapMark debt business to GMAC Commercial Mortgage, its agri-business division to Rabobank and the majority of its equity advisory business to Morgan Stanley. Two REI businesses remain to be divested.

3.2 Business Operations

The following overview of the Lend Lease business operations on a regional basis is consistent with the pre merger regional management and reporting structure of the company.

3.2.1 Lend Lease Asia Pacific

There are four Lend Lease business units in the Asia Pacific region. The activities of each are described below.

Bovis Lend Lease

Bovis Lend Lease operates in the Asia Pacific region from its Australian head office and through its three other main hubs, namely China, Singapore and Japan. It is a pre-eminent design and construction company in the region, with particular expertise in the retail and commercial sectors. It also services the residential, transport, telecommunications, pharmaceutical and industrial sectors.

In 2002 Bovis Lend Lease won a contract to project manage the Stage 1 rollout of approximately 10,000 Vodafone third-generation base stations in Japan and a corresponding contract with Nokia to project manage the technical equipment installation for 5,000 base stations. Stage 2 of this contract, which was awarded to Bovis Lend Lease during the year ended 30 June 2004 represents approximately 5,000 third-generation base stations for Vodafone and technical equipment for 1,800 base stations for Nokia.

In Australia, Bovis Lend Lease is involved in projects such as the recent design and construction of the National Australia Bank's new headquarters at Melbourne's Victoria Harbour, the design and construction of the third office tower at the Darling Park office precinct at Sydney's Darling Harbour and participation in the Parramatta Rail Link, a $1.4 billion infrastructure project.

Integrated Development Businesses

IDB develops large-scale urban communities in Australia through Delfin Lend Lease and mixed use developments through Lend Lease Development.

Delfin Lend Lease develops large-scale urban residential communities. It utilises a mix of a third party capital model, whereby it generally seeks to undertake developments under development agreements with third party landowners, joint ventures and fully owned projects. Under the third party capital model, payments for land are linked to the proceeds from the sale of land lots and development proceeds are shared with the landowner. This ensures an efficient use of capital and achieves a lower risk profile as the development can be phased according to market conditions.

The Delfin Lend Lease portfolio of projects by key regions is set out below.

Delfin Lend Lease Projects

Region	No. of Zoned Projects	Zoned Backlog (No. of lots)	Average Project Life Remaining (Years)
South East Queensland	4	11,950	8
Melbourne	4	6,900	6
Sydney	3	6,900	10
South Australia, Northern Territory, Far North Queensland	5	3,450	3
Total (Note 1)	**16**	**29,200**	

Source: Lend Lease Explanatory Memorandum

Note: There were also 21,800 unzoned Backlog lots for a total of 51,000 lots

Note 1: Excludes Twin Waters project transferred to Lend Lease Development from 1 July 2004

Projects secured during the year ended 30 June 2004 include:

- Yarrabilba (previously Celebration): a development agreement has been executed to develop approximately 16,000 lots plus a town centre and mixed precincts at a 2,000 hectare site in the Brisbane/Gold Coast corridor over 25 years;
- Waterford: agreements have been secured with individual landowners to consolidate a 115 hectare site south of Brisbane into 1,200 lots over 5 years;
- ComLand: Lend Lease executed a sale agreement to acquire ComLand from the Commonwealth Government in January 2004, which settled in June 2004 for $177.4 million. ComLand was the landowner and 50% development partner with Delfin Lend Lease on the St Marys (Sydney) and Edgewater (Melbourne) projects; and
- Retirement by Design: Delfin Lend Lease acquired a further 35% of Retirement by Design taking total ownership by Lend Lease to 85%, with a view to actively growing a business in the emerging senior living sector.

Lend Lease Development focuses on the development of large-scale integrated mixed-use urban residential projects with an emphasis on built form products. It is involved in nine large urban residential development projects across Sydney (4), Melbourne (1) and South East Queensland (4).

Its residential projects include:

- Melbourne's $2.5 billion Victoria Harbour development, a waterfront regeneration project including residential, commercial and retail precincts;
- Rouse Hill, a joint venture with GPT for a $1 billion mixed-use development of the Rouse Hill Regional Centre in Sydney's north west corridor (in partnership with the Department of Infrastructure, Planning and Natural Resources and Landcom); and
- Twin Waters Resort and Hyatt Coolum on Queensland's Sunshine Coast, which are premium residential projects.

Lend Lease Development has also signed a development agreement with Daikyo to develop three Surfers Paradise sites for a mixed use residential, retail and entertainment precinct over the next 10 years with an end value exceeding $1 billion.

The portfolio of sales backlog (i.e. number of lots/dwellings) for Lend Lease Development is set out below.

Lend Lease Development Sales Backlog

Project	Location	Backlog Residential Units	Project Life Remaining (Years)
Olympic Village/Newington	Sydney	500	3
Jacksons Landing	Sydney	550	4
St Patricks (Note 1)	Sydney	100	5
Rouse Hill (Note 2)	Sydney	1,500	9
Victoria Harbour	Melbourne	2,200	19
Hyatt Coolum	South East Queensland	550	7
Twin Waters Resort (Note 2)	South East Queensland	380	7
Twin Waters Community	South East Queensland	220	2
Daikyo (Note 3)	Gold Coast	2,000	10
Total		**8,000**	

Source: Explanatory Memorandum

Note 1: Joint Venture Agreement with The Trustees of the Roman Catholic Church for the Archdiocese of Sydney

Note 2: Owned 51% by Lend Lease Development and 49% by GPT

Note 3: Joint venture with Daikyo Australia under a Development Management Agreement

Lend Lease Development exited its remaining non-residential projects in Sydney during the 2004 financial year, namely:

- Stage 3 of the commercial and retail complex Darling Park in Sydney's Darling Harbour (sold and under construction);
- Fox Retail and Entertainment complex in Sydney; and
- The commercial premises of Lend Lease at The Bond at Hickson Road (sold and project completed).

Real Estate Investment Services (REI)

The REI business provides real estate services and manages real estate assets and funds invested in the property asset class.

In Australia, the REI business operates through three units:

- Investment Management (covering assets and funds management businesses such as GPT, Australian Prime Property Fund);
- Retail Property Management (which manages a range of Australian retail centres). Lend Lease's retail group manages more than 30 retail centres in Australia (shopping centres and bulky goods stores). These assets are managed on behalf of Lend Lease's managed funds; and
- Real Estate Securities.

The REI business in Asia is a major manager of real estate investment products. It is currently focused on the management of the Asia Pacific Investment Corporation, Asia Pacific Investment Corporation No. 2 and various retail property management businesses.

The table below sets out the assets under management for the Asia Pacific region.

Asia Pacific Assets Under Management

	Asset Under Management 30 June 2004 ($ billion)
GPT	8.0
Real Estate Securities	2.6
APPF	2.5
APIC	0.3
APIC II	0.6

Source: Lend Lease full year Financial Report as at 30 June 2004. USD figures have been adjusted for AUD equivalent using foreign exchange rates as at 30 June 2004.

Each of these property investment vehicles has different investors and different investment mandates. Lend Lease has established a Code of Conduct (effective July 2003) to ensure that those Lend Lease entities that are Trustee or Manager of property investment vehicles (including GPT) acknowledge and address any potential conflicts between the various vehicles and that the interests of all parties are recognised.

The Code of Conduct incorporates:

- A recognition that the assets of each investment vehicle are independently held and cannot be dealt without specific approval in accordance with the relevant constituent documents of each investment vehicle;
- Principles for dealing with property investment opportunities, whether they be Lend Lease opportunities or external opportunities;
- Principles regarding asset allocation and joint ownership of properties; and
- Principles regarding the disposal of investments.

3.2.2 Lend Lease Europe

Lend Lease in Europe focuses on core strengths of project and construction management, integrated development services and funds management.

Bovis Lend Lease

Bovis Lend Lease is one of the leading project and construction management companies in the United Kingdom, and has topped Building Magazine's annual index of new work awarded for the past three years.

Public sector clients account for almost 50% of turnover, including major PFI work, whilst much of the private sector work is with a select group of repeat clients (including Land Securities, British Land and Stanhope).

Bovis Lend Lease is a leading supplier of construction services to PFI and Prime projects in the United Kingdom, particularly in the health and defence sectors. Bovis Lend Lease is active in the United Kingdom healthcare sector as a member of consortia bidding for hospital projects under the PFI run by the United Kingdom Government. Bovis Lend Lease is involved with the design and construction of the facilities and the provision of certain facilities management services for the concession period (typically 30 to 35 years duration).

During the year ended 30 June 2004, three hospital projects, Burnley, Romford and Roehampton, with aggregate construction revenue of $726.4 million, reached financial close. Lend Lease is currently preferred bidder on two major schemes: Manchester ($973.5 million) awarded in June 2002 and Leeds ($453.5 million) awarded in June 2003, which are expected to reach financial close by 31 December 2004.

Bovis Lend Lease is currently responsible for the design and construction of Brescia Hospital (Italy) under the Italian equivalent of PFI.

In the defence sector, Lend Lease participates in joint venture arrangements to perform work under Prime contracts. Under Prime contracting, the private sector does not provide debt or equity financing. This differentiates Prime contracts from PFI's. Lend Lease takes on the construction contract for the joint venture and is the single point of responsibility for the management and delivery of the construction portion of the contract. It's joint venture partner, Babcock International Plc, provides facilities management services.

Bovis Lend Lease has a share of the commercial projects sector in the United Kingdom, and undertakes major commercial and infrastructure projects in other parts of Europe and the Middle East, with a presence in more than 20 countries.

Major projects include creating the world's largest live news centre, the $1 billion redevelopment of BBC Broadcasting House.

Integrated Development Businesses (IDB)

IDB in Europe is involved in PFI projects in the health care and defence sectors. It is also involved in retail developments and urban community and regeneration projects.

In the health care sector, Lend Lease bids as part of a consortium for hospital projects under the United Kingdom Government PFI. The defence business provides services primarily to the United Kingdom Defence Estates, the property arm of the Ministry of Defence. The IDB receives facilities management revenue and gross profit margin, equity returns and loan stock interest and incurs project bid costs. All construction revenues are booked through Bovis Lend Lease. In addition IDB, in joint venture with Stanhope Properties Plc, is undertaking the PFI project to refurbish the former HM Treasury building in Parliament Square, London, for reoccupation by HM Treasury and Customs & Excise.

Another major project is the United Kingdom Ministry of Defence SLAM project (Single Living Accommodation Modernisation), which involves the upgrading of accommodation in military bases for service personnel throughout the United Kingdom. Lend Lease also secured the South West Regional Prime contract in March 2004, a defence business contract with a total value of $1.3 billion (construction contract $500 million).

PFI Projects

Project	Status	End Date
Healthcare		
Calderdale Hospital (UK)	Operational	2031
Worcester Hospital (UK)	Operational	2031
Hexham Hospital (UK)	Operational	2033
Burnley Hospital (UK)	Under Construction	2033
Brescia Hospital (Italy)	Under Construction	2021
Roehampton Hospital (UK)	Under Construction	2034
Havering (Romford) Hospital (UK)	Under Construction	2040
Manchester Hospital (UK)	Preferred Bidder	2042
Leeds Hospital (UK)	Preferred Bidder	2037
Defence		
SLAM (UK)	Under Construction	2009
South West Regional Prime (UK)	Under Construction	2011
Education		
Newcastle Schools (UK)	Under Construction	2029
Lincoln Schools (UK)	Under Construction	2032
Lilian Baylis School (UK)	Under Construction	2029
Cork Maritime (UK)	Under Construction	2029
Other		
Treasury 1 (UK)	Operational	2037
Treasury 2 (UK)	Under Construction	2037

Source: Explanatory Memorandum

A major project for the European IDB business is the Greenwich Peninsula in London, an urban regeneration project undertaken by Meridian Delta Limited, a joint venture with Quintain Estates and Development Plc. and English Partnerships. This is a £5 billion, long-term (15 – 20 years) project that covers 147 acres at Greenwich Peninsula, adjacent to the Millennium Dome. The planned development encompasses 10,000 new homes, 340,000 square metres of commercial space, 33,000 square metres of retail space and various community amenities. Final commercial documentation was executed on 18 June 2004.

Real Estate Investment Services (REI)

In Europe, Lend Lease operates retail assets and property management businesses, holds investments in retail property funds and assets and in certain joint venture arrangements, including:

- Asset management of Bluewater, Overgate and Touchwood;

- Management of the Lend Lease Retail Partnership and Lend Lease Overgate Partnership;
- Property management of United Kingdom retail shopping centres;
- An effective 50% interest in Generali Lend Lease, a joint venture with the Assicurazioni Generali S.P.A Group to promote property funds in Europe; and
- Ownership of interests in retail assets in Bluewater, Overgate and Touchwood (via the Retail Partnership).

The table below sets out the assets under management for the Europe, Middle East and Africa region.

European Assets Under Management

	Asset Under Management 30 June 2004 (£ billion)
Bluewater	1.6
Joint Ventures	0.3
Overgate, Dundee	0.1
Touchwood, Solihull	0.2

Source: Lend Lease full year Financial Report as at 30 June 2004

Note 1: Bluewater includes Lend Lease's 30% direct interest in Bluewater plus Lend Lease's 1% indirect interest in Bluewater via the Lend Lease Retail Partnership

Note 2: Joint Ventures includes Lend Lease's proportional share of assets under management from Generali Lend Lease

Note 3: Overgate includes Lend Lease's 30.7% indirect interest in the Overgate, Dundee retail centre via the Lend Lease Overgate Partnership

Note 4: Touchwood includes Lend Lease's 3.95% indirect interest in the Touchwood Solihull retail centre via the Lend Lease Retail Partnership

Note 5: Lend Lease has entered into a conditional contract for the current management of the Golden Square Centre, Warington. The contract is expected to go unconditional in approximately December 2004.

Bluewater, Kent

Lend Lease holds a direct interest of 30% (and a further 1% interest via Lend Lease Retail Partnership) in Bluewater, located in Kent, United Kingdom. Lend Lease is also the manager of Bluewater. Bluewater is one of the largest retail and leisure complexes in Europe. The net book value of Lend Lease's share of Bluewater as at 30 June 2004 was $582 million. The independent valuation of Lend Lease's interest, prior to exercise of the Prudential option and any tax effect on the disposal of Lend Lease's interests, was $1,247 million as at 30 June 2004.

Chapelfield, Norwich

Lend Lease acquired a site in the centre of Norwich, located in East Anglia, United Kingdom and forward sold the planned retail centre to Capital Shopping Centres plc on 14 May 2002. Lend Lease continues to be responsible for the design, development, construction and letting of Chapelfield, with practical completion scheduled for September 2005.

The net book value as at 30 June 2004 was $316 million, which is supported by a valuation completed by Knight Frank at 30 June 2002. There have been no material changes since June 2002, which would materially affect this valuation.

Lend Lease Overgate Partnership

Overgate is a 39,000 square metre covered shopping centre in Dundee, the fourth largest city in Scotland. The centre opened and commenced trading on 22 March 2000. The majority of the property is new build and the remainder is an extensive refurbishment of an existing shopping centre. Lend Lease holds a 30.7% investment via the Lend Lease Overgate Partnership.

As at 30 June 2004 the net book value of Lend Lease's investment in the Lend Lease Overgate Partnership was $103 million. The market value as at 30 June 2004 was $110 million.

Lend Lease Retail Partnership

The Retail Partnership is a Limited Partnership, which was launched in February 1999 with $63 million committed by Lend Lease and a further $988 million committed by 10 major investors (mainly United Kingdom institutions). In March 1999, the total subscriptions increased to $1,263 million with commitments received from an additional nine investors. Lend Lease is the manager of the Retail Partnership.

The Retail Partnership owns a 25% interest in Bluewater and a 100% interest in the Touchwood Shopping Centre, Solihull (in the West Midlands of the UK).

3.2.3 Lend Lease Americas

Lend Lease operates in the Americas primarily through Bovis Lend Lease and Actus Lend Lease.

Bovis Lend Lease

Bovis Lend Lease is a construction manager in the United States, with particular expertise in office/commercial, residential, mixed use, education and healthcare projects. Growth areas for the business are considered to exist in healthcare, Federal markets, sports (particularly the New York Metropolitan area) and community development.

Major projects include Time Warner Centre (New York), Bloomberg Tower (New York) and Trump International Hotel and Tower (Chicago).

Actus Lend Lease

The primary focus for Actus Lend Lease, which is 75% owned by Lend Lease, is the privatised military housing programme for the United States military and providing construction services to the United States government under the Military Construction Projects programme.

The current status of Actus Lend Lease projects is set out below.

Actus Lend Lease Projects

Base	Status	Estimated Number of Units	Estimated Capital Spend ($ million)	Contract Length (years)	Contract End Date
Fort Hood, Texas	operational	5,900	397	50	2051
Beaufort Military Complex, South Carolina	operational	1,700	199	50	2053
Fort Campbell, Kentucky	operational	4,300	357	50	2054
Fort Drum, New York	preferred bidder	3,500	453	50	2055
Army RCI, Hawaii	preferred bidder	7,700	2,899	50	2055
Total		**23,100**	**4,305**		

Source: Lend Lease full year Financial Report as at 30 June 2004

Note: Actus Lend Lease was selected as the preferred developer for the Hickam Airforce Base in October 2003. In July 2004, the United States Court of Federal Claims ordered the Airforce to re-open the bidding between Actus Lend Lease and Hunt Building Company. Accordingly Hickam Airforce Base is not included in the summary of projects, as it has been excluded from the Backlog. Hickam Airforce Base is expected to be a 1,300 unit project with an estimated capital spend of $362 million.

The United States Military's Base Realignment and Closure program represents a growth opportunity for Actus Lend Lease. Management has identified approximately 70 bases, which they expect to be closed, nearly half of which are in built up urban areas. This represents an opportunity for Actus Lend Lease to develop urban communities using the Delfin Lend Lease residential community model.

Other IDB

Lend Lease is involved in one development project in the Americas region, the waterfront Piers Development Project in San Francisco. Lend Lease increased its interest in the San Francisco Cruise Terminal joint venture to 54.95% in March 2004. The joint venture has commenced construction of the condominium portion of the mixed-use development.

Lend Lease also has a 50% interest in The Foundry (Gotham 80/20 Housing Project), a New York City rental apartment project. With the change in Lend Lease's development strategy in the U.S. and favourable capital markets for this type of asset, it is seen as an opportune time for Lend Lease to commence the process to divest this asset.

Real Estate Investment Services

Lend Lease conducted a strategic review of its REI business in the Americas, announcing on 29 May 2003 that it would exit or sell a portion of the United States REI business in the region.

Lend Lease has subsequently exited all REI businesses in the Americas with the exception of the International Distressed Debt Fund and Rosen Consulting Group, both of which are intended for disposal.

The interest in the King of Prussia mall remains the only continuing REI operation in the Americas. Lend Lease has a 50% interest in King of Prussia Associates which owns and operates the King of Prussia retail shopping centre in Pennsylvania, United States. This is the largest enclosed retail shopping mall on the east coast of the United States.

The net book value of this investment as at 30 June 2004 was $207 million. The market value as at 30 June 2004 was $332 million.

3.2.4 Lend Lease Global Markets

The Global Markets Group services a number of global clients, working closely with Bovis Lend Lease to deliver project management and construction services. The Global Markets Group focuses on multinational clients operating in industry sectors like pharmaceutical and telecommunications.

The financial results for the Global Markets Group are amalgamated into the respective regions' results.

One of the most notable activities of the Global Markets group is the Global Alliance between Bovis Lend Lease and British Petroleum. The alliance is responsible for the large-scale rollout of refurbishment programs for service centres around the world.

3.3 Relationship with GPT

GPTML is the responsible entity for GPT and is a wholly owned subsidiary of Lend Lease. As such Lend Lease is effectively responsible for managing GPT and the activities that are undertaken by each of the property portfolios that form GPT. These activities include implementing policies, appointing service providers, monitoring performance on a property and portfolio basis, and ensuring that returns to unitholders are maximised on a risk adjusted basis.

GPTML has appointed a number of external service providers to assist in managing the GPT retail, industrial, commercial and hotel portfolios.

In the case of the retail portfolio, Lend Lease Retail, a fully owned subsidiary of Lend Lease, provides a breadth of service outlined below that assists in managing the portfolio.

GPTML, under the Corporations Act, is required as manager to act in the best interest of GPT unitholders.

The Compliance Committee of GPTML provides oversight to the activities of GPT. This is a Committee of the Board of Directors established to assist the Board of GPTML to discharge its responsibilities. Part of the Committee mandate is to also overview activities between GPT and Lend Lease. The specific roles and responsibilities of this Committee are set out in a Committee Charter (effective July 2003), and include the review of transactions with any Lend Lease entities. The Charter also states that, insofar as is reasonable, the members of the Committee shall be independent.

The Committee must approve any of the following activities with Lend Lease entities prior to a property transaction proceeding:

- Any proposed real estate acquisition or disposal involving a Lend Lease entity;
- Any proposed lease to a Lend Lease entity where the premises in question exceeds 5% of the net lettable area of the asset;
- Any proposal for a Lend Lease entity to undertake capital works for a value exceeding $1 million; and
- Any proposal for a Lend Lease entity to provide services to GPT having a value exceeding $250,000 in respect to any project or contract, unless:
  - It has been certified as fair and reasonable by an independent external consultant approved by the Committee; or

- It conforms in all material respects with a general approval given previously by the Committee; or
- The hourly/daily rates to be charged for services have been certified as fair and reasonable in circumstances in which the fee cannot be estimated in advance with certainty.

Services provided to GPT by GPTML, Lend Lease Retail and Bovis Lend Lease include:

- Investment Management, including strategic investment advice, total asset management and investment portfolio management;
- Asset Management, comprising property management services, property portfolio advisory services, maintenance and insurances, strategic advice and management supervision services, administration, marketing and risk management services; and
- Integrated Development Businesses, including property capital works, design and construction services, development and refurbishment.

In return for the services provided, Lend Lease is paid the following fees by GPT:

- Annuity fees, comprising:
  - Asset and investment management fees (effective 1 January 2003, the fee structure includes a base management fee of 0.40% per annum of gross assets and a performance fee component calculated six monthly as 5% of the total return above the S&P/ASX Property 200 Accumulation Index, with a cap on the total fee of 0.55% per annum); and
  - Retail property management fees (based on a percentage of gross rental income generated from the management of shopping centres);
- Transaction fees, comprising:
  - Leasing fees;
  - Project management fees;
  - Development management fees; and
  - Incentive fees.

The table summarises the total fees and revenues generated by Lend Lease from the provision of construction and investment and asset management services provided to GPT in the 2003 and 2004 financial years, and a forecast of the fees expected to be generated during the 2005 financial year.

Lend Lease Revenues Received and Receivable from GPT

Financial Year - 30 June	Construction Revenues ($ million)	Annunity and Transaction Fees ($ million)	Total ($ million)
2003	147	60	207
2004	250	65	315
2005 (forecast)	293	71	364

Source: Lend Lease

In the 2003 financial year, the top four GPT projects (by revenue) undertaken by Bovis Lend Lease were:

- Erina Fair $96.6 million;
- Melbourne Central $28.0 million;
- Ayers Rock Resort (Stages 1 and 2) $21.4 million; and
- Floreat Forum $13.1 million.

In the 2004 financial year, the top four GPT projects (by revenue) undertaken by Bovis Lend Lease were:

- Melbourne Central $79.2 million;
- Erina Fair $33.3 million;
- Australia Square refurbishment $11.4 million; and
- Ayers Rock Resort (Stages 1 and 2) $8.8 million.

In the 2005 financial year, the top four GPT projects (by forecast revenue) expected to be undertaken by Bovis Lend Lease are:

- Macarthur Square (Stage 3 Northern Extension) $100.8 million;
- Penrith Plaza $52.6 million;
- Melbourne Central $42.1 million; and
- Rouse Hill $20.0 million.

3.4 Financial Information

3.4.1 Financial Performance

The pro forma historical financial performance of Lend Lease for the two years ended 30 June 2004 and the Directors' pro forma forecast financial performance for the year ending 30 June 2005 are summarised below.

The pro forma historical financial performance (sourced from the Explanatory Memorandum) has been extracted from the 30 June 2003 and 30 June 2004 audited financial statements and excludes the results of discontinued operations and one off transactions. This enables the pro forma historical financial information to be presented on a basis consistent with Lend Lease Group structure subsequent to the Proposed Merger proposal and the pro forma forecast financial information. Reconciliation between the audited EBITDA and the pro forma EBITDA for the years ended 30 June 2003 and 30 June 2004 is set out in Section 3.9 of the Explanatory Memorandum.

The pro forma forecast financial performance for the year ending 30 June 2005 is prepared on a business as usual basis, assuming the Proposed Merger does not occur.

Lend Lease Statement of Financial Performance

	Pro Forma Historical 2003 ($ million)	Pro Forma Historical 2004 ($ million)	Pro Forma Forecast 2005 ($ million)
Segment Earnings			
Bovis Lend Lease	262	182	229
Integrated Development Businesses	63	122	178
Real Estate Investments	142	146	155
EBITDA from operations	**467**	**450**	**562**
Non core investments	1	17	1
Net Corporate Overheads (Note 1)	(157)	(74)	(80)
Group Treasury (Note 2)	33	(11)	2
EBITDA	**344**	**382**	**485**
Amortisation	[redacted]	[redacted]	(44)
Depreciation	[redacted]	[redacted]	(13)
Earnings before interest and tax and minority interests	[redacted]	[redacted]	**428**
Net interest	[redacted]	[redacted]	(3)
Net profit before tax expense and minority interests	[redacted]	[redacted]	**425**
Tax expense	[redacted]	[redacted]	(147)
Minority Interests	[redacted]	[redacted]	(11)
Net profit after tax expense and minority interests	[redacted]	[redacted]	**267**

Source: Explanatory Memorandum

Note 1 Corporate overheads for the years ended 30 June 2003 and 30 June 2004 include $47 million and $23 million of restructuring/costs of the Proposed Merger respectively, of which $9 million relates to the Proposed Merger in 30 June 2004. Costs of the Proposed Merger of $68 million forecast to be incurred by Lend Lease in the year ending 30 June 2005 are assumed to be capitalised and included in the calculation of goodwill.

Note 2 Group Treasury primarily relates to hedging foreign exchange exposures.

A detailed discussion of the review of the financial results for Lend Lease for the years ended 30 June 2003 and 2004 is set out in Section 3.4.2 of the Explanatory Memorandum. Below we highlight some of the major divisional factors that affected the EBITDA in the year ended 30 June 2004:

- The decline in EBITDA for Bovis Lend Lease is primarily due to the provision for losses of $55.4 million after tax arising from certain external residential projects and one commercial project in Australia. Provision for losses in relation to the residential projects in Canberra were primarily a result of price escalation and subcontractor performance issues on key trades;
- The increase in EBITDA for the Integrated Development Business is primarily due to:
  - A $36 million increase in EBITDA from Delfin Lend Lease (Asia Pacific) due to increases in sales volume and average prices;
  - An $11 million increase in EBITDA from Lend Lease Development (Asia Pacific) including sales from residential projects and a profit from sale of the Fox Entertainment precinct;
  - Improvements in other operations such as UK PFI; and
- The increase in EBITDA for Real Estate Investments is primarily due to an increase in income from Bluewater and a profit from the sale of units in Lend Lease Retail Partnership. There was a decrease in profit in Asia Pacific due to a writedown of Lend Lease's investment in Asia Pacific Investment Corporation.

A detailed discussion of the pro forma forecast financial results for the year ending 30 June 2005, including the underlying assumptions of the Directors' forecast, is set out in Sections 3.4.2 and 3.4.3 of the Explanatory Memorandum. Below we highlight some of the major divisional factors that affected forecast EBITDA in the year ending 30 June 2005:

- The increase in forecast EBITDA for Bovis Lend Lease is primarily due to an expected improved contribution from Asia Pacific of $51 million, an improvement in the European result of $17 million offset by a reduction in the contribution from the Americas region of $21 million. The Asia Pacific result represents a forecast return to profit in the year ending 30 June 2005 as the losses from existing residential and other risk projects were fully provided during the year ended 30 June 2004;
- The increase in EBITDA for Integrated Development Business is mostly due to a $49 million increase in EBITDA for the Americas region. This is expected to occur predominantly due to an increase in EBITDA for Actus Lend Lease from development fees expected to be earned on financial close of military contracts for which it is the preferred bidder; and
- A small increase in contribution from Real Estate Investments.

3.4.2 Financial Position

The following table sets out Lend Lease's actual statement of financial position as at 30 June 2004 as extracted from the Explanatory Memorandum.

Lend Lease Standalone Statement of Financial Position

	Actual 30 June 2004 ($ million)
Assets	
Cash	1,380
Receivables	1,573
Inventories	1,696
Equity accounted investments	113
Other investments	1,011
Goodwill	634
Other intangibles	60
Other	664
Total Assets	7,131
Liabilities	
Creditors	2,520
Interest bearing liabilities	1,104
Provisions	190
Other	481
Total liabilities	4,295
Net assets	**2,836**
Equity	
Contributed equity	834
Reserves	72
Retained earnings	1,916
Outside equity interest	14
Total equity	2,836

Source: Explanatory Memorandum

Ernst & Young Transaction Advisory Services notes the following in relation to the above statement of financial position:

- Out of the total cash amount of $1,380 million as at 30 June 2004, $1,104 million related to short-term investments which earned an average rate of interest of 5.2% per annum during the year ended 30 June 2004;
- Lend Lease's interest bearing liabilities of $1,104 million as at 30 June 2004 included US$250 million of guaranteed notes (due in June 2005 with a coupon of 6.75% per annum), and $500 million of notes (due in July 2005 with a coupon of 7.5% per annum);
- Net cash was $276 million as at 30 June 2004;
- One of Lend Lease's assets was inventory which had a book value of $1,696 million as at 30 June 2004. The major items were: Bluewater, Kent; Delfin Lend Lease urban communities; and Chapelfield, Norwich, the combined book values of which totalled $1,215 million as at 30 June 2004;
- Gearing, as measured by total interest bearing liabilities divided by total tangible assets was 17.2% as at 30 June 2004; and
- As at 30 June 2004, Lend Lease had estimated capital tax losses in Australia amounting to $120 million and revenue tax losses mostly in the United States amounting to $594 million (gross values). The Australian capital losses of $120 million primarily arose from the Tax Consolidation regime and the United States revenue losses from losses realised on exit of United States REI businesses. At 30 June 2004 Lend Lease had only recognised $30 million of tax losses (tax effected) in its statement of financial position, as realisation of the balance of the tax losses is not virtually certain.

3.5 Capital Structure

3.5.1 Capital Structure and Security Holders

Lend Lease's ordinary fully paid shares are quoted on the Official List of the ASX. Lend Lease's ordinary shares are also listed on the New Zealand Exchange. Lend Lease has no other securities on issue.

On 13 June 2003, Lend Lease commenced an on market buy back of up to 10% (43.5 million shares) of its issued capital.

On 24 May 2004 Lend Lease announced a further on market buy back of up to 10% (44 million shares) of its capital in accordance with the approval of shareholders at the Annual General Meeting held on 12 November 2003.

As at 30 June 2004, 42.9 million shares had been bought back since the commencement of the buy backs.

Lend Lease had 400.2 million ordinary shares on issue as at 30 June 2004. The substantial shareholders in Lend Lease included the following parties.

Substantial Shareholders as at 30 June 2004

Shareholder	Last Notice Date	Share Holding (No.)	Interest (%)
LL Employee Holdings Custodian Pty Ltd	30 June 2004	47,764,658	11.9%
Maple Brown Abbott Limited	3 March 2004	33,306,194	8.3%
Merrill Lynch Asset Management	10 September 2003	23,745,234	5.9%

Source Lend Lease announcements

There are no dominant shareholders that could be considered to have a 'controlling' interest in Lend Lease. The largest shareholder is Lend Lease Employee Holdings Custodian Pty Ltd, which is an employee ownership vehicle.

3.5.2 Share Price History

The table below provides a summary history of the share price and trading volume of Lend Lease over the period from 1 January 2001 to 31 August 2004.

Lend Lease Corporation Share Price History

	Share Price ($)			Average Daily
Period	High	Low	Close	Volume (000's)
Half year ended				
June 2001	17.27	10.99	12.42	1,851
December 2001	13.12	9.46	12.92	1,107
June 2002	14.01	9.95	10.48	1,590
December 2002	11.20	8.92	9.67	1,081
Quarter ended				
January to March 2003	10.16	7.86	9.30	1,415
April to June 2003	10.36	7.90	8.35	2,116
July to September 2003	11.01	8.20	10.30	1,870
October to December 2003	11.54	9.51	10.05	1,672
Month ended				
January 2004	10.58	9.90	10.38	1,337
February 2004	10.56	9.71	9.90	1,804
March 2004	10.52	9.94	10.23	1,510
April 2004	11.14	10.24	10.67	1,346
May 2004	10.82	9.95	10.15	2,260
June 2004	10.59	10.01	10.28	2,002
July 2004	10.99	10.25	10.40	1,952
August 2004	11.19	10.40	11.14	2,110

The following chart illustrates the movement in the Lend Lease share price and trading volumes over the period from 1 September 2001 to 31 August 2004.


Lend Lease Corporation
Daily Share Price and Volumes (September 2001 to August 2004)
Share Price ($)
Daily Volume (000's)
16
14
12
10
8
6
4
2
0
14,000
13,000
12,000
11,000
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04

The share price improved in December 2001/January 2002 on positive news regarding new projects, most notably the project to redevelop the Greenwich Peninsula on the River Thames in London.

In general, the share price performance in 2002 was beset by difficulties with the United States REI operations. This culminated in a US$300 million write down in the value of the United States business in early 2003, followed by a further US$30 million write down in May 2003.

The positive share price performance around March 2003 was generated by Lend Lease's announcement that it was pursuing discussions with respect to its United States REI operation with Morgan Stanley.

The generally positive share price performance in the latter half of calendar 2003 can be attributed to a stronger earnings outlook for the year ending 30 June 2004 than originally anticipated by the market. Announcements regarding projects for Actus Lend Lease (Hickam Air Force Base, Fort Drum) and Lend Lease Developments (Rouse Hill, Twin Waters) were also considered to be positive developments. The strong share price performance in 2003 can also be attributed to initiatives put in place by Greg Clarke following his appointment in December 2002. These included a cost reduction program, a capital management program and a re-focused business model.

Since the announcement of the Original Merger Proposal Lend Lease shares have principally traded between $10.00 and $11.00, with recent prices above $11.00.

3.5.3 Share Price Relative Performance

The chart below illustrates the Lend Lease share price performance relative to the S&P/ASX 200 Real Estate Index and S&P/ASX 200 Industrial Index over the period 1 September 2001 to 31 August 2004. Lend Lease is included in both these indices.


Lend Lease Corporation Limited
Comparison to Relevant Indicies (September 2001 to August 2004)
Index (base = 1)
1.4
1.3
1.2
1.1
1.0
0.9
0.8
0.7
0.6
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
S&P/ASX 200
Land Lease Corporation Ltd
S&P/ASX 200 Real Estate Index
S&P/ASX 200 Industrial Index

Lend Lease has under-performed the S&P/ASX 200 Real Estate Index (of which it makes up 5.5%) and the S&P/ASX 200 Industrial Index (of which it makes up 0.7%). This underperformance may be attributed to:

- The profit downgrades throughout 2001;
- Difficulties with the United States REI operations throughout the period 2001 to 2003; and
- A lack of correlation with the real estate index. This may relate to the real estate index being primarily composed of property investment groups and property trusts, whereas Lend Lease also provides a range of other services including project design and management, property development and construction.

3.5.4 Dividends

The graph below summarises the historic annual dividend payments to Lend Lease shareholders for the financial years ended 30 June 2001 to 30 June 2004 and the forecast dividend for the year ending 30 June 2005 assuming the Proposed Merger does not occur.


Lend Lease Corporation
Historic and Pro forma Dividends Per Share
DPS (cents)
0
10
20
30
40
50
60
2001
2002
2003
2004
2005
Historic DPS
Pro-forma pre-merger

Source: Lend Lease Proposed Merger Presentation and Annual Reports

The dividend payment during the year ended 30 June 2002 was reduced as a result of Lend Lease adopting a dividend policy of paying only fully franked dividends. The improvement in the 2003 dividend was primarily due to an increase in the payout ratio to between 60% and 80% of earnings after tax, and removal of the requirement to only pay fully franked dividends.

The increase in the dividend for the year ended 30 June 2004 and the forecast year ending 30 June 2005 assuming the Proposed Merger does not occur results from the higher payout ratio and improved underlying business performance of Lend Lease.

4. Profile of GPT

4.1 History

GPT is one of Australia's largest listed, diversified property trusts with a market capitalisation of approximately $6.2 billion on 20 May 2004, immediately prior to the announcement of the Original Merger Proposal. GPT has interests in over 50 properties across Australia in a number of real estate sectors including retail, office, hotel/tourism, industrial/business park and masterplanned urban communities sectors. GPT is one of the top 40 stocks (by market capitalisation) listed on the ASX.

In April 1971, Lend Lease created GPT as one of Australia's first listed property trusts. At the time of listing, GPT's total assets were approximately $6 million. GPT has since grown its property portfolio to approximately $8 billion at 30 June 2004.

GPT is managed by GPTML (a wholly owned subsidiary of Lend Lease), which is the Responsible Entity for GPT. From 1 January 2003, the structure of the management fee paid by GPT to Lend Lease changed so that a component of the fee is now performance based. The performance fee, if applicable, is calculated at 5% of GPT's out-performance compared to the S&P/ASX 200 Property Accumulation Index. The total fee payable each six months is capped at 0.275% of the gross assets of GPT. In addition, the base management fee is 0.40% per annum of gross assets.

GPT's principal objectives are to add value for investors and deliver secure long-term returns at a low level of risk. As such, management of GPT is geared towards improving the quality of the portfolio of assets, providing diversity of earnings through exposure to assets across a range of real estate sectors, leveraging the core skills within Lend Lease and accessing capital cost-effectively.

GPT has traditionally invested in properties in the retail, office, and industrial/business park sectors. In December 1997, GPT further diversified the income base by entering the hotel/tourism property sector through a number of acquisitions including Ayers Rock Resort. Since November 2001, GPT has invested in the Homemaker sector, with the acquisition of 14 Homemaker centres. More recently, GPT entered the masterplanned urban communities sector (through an alliance with Lend Lease) with the acquisition of two investments during 2003: Rouse Hill Regional Centre, New South Wales and Twin Waters Resort, Queensland.

4.2 Property Portfolio

4.2.1 Overview

Within GPT's property portfolio there are over 50 properties across the retail (29), office (13), industrial and business park (10), hotel/tourism (5) and masterplanned urban communities (2) real estate sectors. At 30 June 2004, the book value of the portfolio was approximately $8 billion. This amount excludes the purchase of P&O Australian Resort assets in July 2004. Investments are located across all states in Australia except South Australia.

The following table provides a summary of GPT's portfolio of properties as at 30 June 2004.

GPT - Property Portfolio (as at 30 June 2004, adjusted to include the Nature Based Resorts)

Property Portfolio	State	Single (S) / Multi Tenant (M)	Area '000 sqm/ No. rooms as at 31 Dec 2003 (Note 1)	GPT Ownership (%)	Date of Acquisition	Date of Valuation	Independent Valuation ($ million)	Book Value 30 Jun 2004 ($ million) (Note 3)	Percent of Portfolio (%)
Retail									
Melbourne Central	VIC	M	na (Note 2)	100	May-99	Sep-01	156	347	4.3%
Penrith Plaza	NSW	M	77,500	100	Jun-71	Sep-03	537	547	6.8%
Homemaker City Portfolio (14 centres)	NSW / VIC / QLD	M	202,900	100	Nov-01	Various	331	438	5.4%
Woden Plaza	ACT	M	71,400	100	Feb-86	Mar-03	386	388	4.8%
Charlestown Square	NSW	M	51,300	100	Dec-77	Sep-03	332	339	4.2%
Erina Fair	NSW	M	104,200	50	Jun-92	Sep-03	324	335	4.1%
Other (10 properties)	Various	M	425,700	Various	Various	Various	1,497	1,530	18.9%
Total Retail			**933,000**				**3,563**	**3,924**	**48.5%**
Office									
Melbourne Central	VIC	M	66,200	100	May-99	Sep-01	309	294	3.6%
Darling Park	NSW	M	112,000	50	Jun-00	Apr-04	457	506	6.3%
530 Collins & 120 King St	VIC	M	71,700	100	Jul-96	Sep-03	320	321	4.0%
MLC Centre	NSW	M	74,500	50	Apr-87	Mar-04	285	285	3.5%
Citigroup Centre	NSW	M	73,900	50	Dec-01	Dec-03	287	287	3.6%
Other (8 properties)	Various	M	368,000	Various	Various	Various	991	1,338	16.5%
Total Office			**764,300**				**2,649**	**3,031**	**37.6%**
Industrial/Business Park									
Citiwest Industrial Park, Altona North	VIC	M	104,300	100	Aug-94	Mar-03	55	62	0.8%
Austrak Busines Park	VIC	M	31,400	50	Oct-03	na	na	59	0.7%
11 Grand Avenue, Camellia	NSW	M	41,900	100	May-98	Sep-03	58	59	0.7%
Other (7 properties)	Various	Various	82,611	Various	Various	Various	92	145	1.8%
Total Industrial/Business Park			**260,211**				**205**	**325**	**4.0%**
Hotel/Tourism									
Ayers Rock Resort	NT	na	905	100	Dec-97	Mar-04	360	384	4.8%
Cape Tribulation Resorts	QLD	na	120	100	Mar-02	Dec-01	11	19	0.2%
Four Points Sheraton Hotel, Sydney	NSW	na	631	100	May-00	Mar-02	136	141	1.7%
Nature Based Resorts (formerly P&O Resorts)	Various	na	571	100	Jul-04	na	na	225	2.8%
Other (2 properties)	Various	na	191	100	Various	Various	1	10	0.1%
Total Hotel/Tourism			**2,418**				**508**	**779**	**9.6%**
GPT Masterplanned Urban Communities									
Rouse Hill Regional Centre	NSW	na	na		Oct-03	na	na	8	0.1%
Twin Waters Resort	QLD	na	na		Oct-03	na	na	23	0.3%
Total Masterplanned Urban Communities			**na**				**na**	**31**	**0.4%**
Total GPT Property Portfolio							**6,925**	**8,090**	**100.0%**

Source: GPT

Note 1: Area represents net lettable area for commercial, gross leasable area for industrial/business park and retail, and number of rooms for hotel/tourism as at 31 December 2003

Note 2: Currently undergoing a major redevelopment which involves reconfiguration of a large amount of space and the relocation of the majority of specialty stores

Note 3: The book values of the properties represent the latest independent valuations plus any subsequent capital expenditure capitalised to the properties. Includes a value for Nature Based Resorts, which was acquired after 30 June 2004.

GPT's portfolio is relatively concentrated with 10 properties accounting for approximately half the total portfolio value at 30 June 2004. The largest properties at Melbourne Central (Office and Retail), Penrith Plaza, and Darling Park represent approximately 8%, 7% and 6% of the total portfolio value respectively.

The Homemaker City Portfolio represented approximately 5% of the total portfolio value or approximately 11% of the retail portfolio at 30 June 2004.

4.2.2 Recent Acquisitions

The GPT property portfolio summary above includes the following acquisitions that have occurred during 2004:

- The $8.5 million purchase of an office and warehouse facility at 8 Herb Elliot Avenue, Homebush Bay. The property comprises 9,000 square metres of land, housing, a 3,300 square metre, two-level office and high clearance warehouse facility;
- The acquisition of an office and warehouse facility at 7 Figtree Drive, Homebush Bay for $10.2 million. The property is located within the Sydney Olympic Park Commercial Precinct and occupies a site of 9,600 square metres, with the office/warehouse facility net lettable area of 3,500 square metres, sub-leased to the Sydney Olympic Park Authority until March 2006;
- The third complex being constructed within the Homemaker City Centre at Fortitude Valley at a cost of $49 million. The 16,000 square metre building, due for completion by the end of 2004, will be anchored by Nick Scali Furniture;
- The third office tower under construction on Sydney's Darling Park complex at a total cost of $228 million. The office tower will consist of 29,000 square metres over 18 levels and is underpinned by a new 10-year lease for over half the building to Marsh and Mercer Human Resource Consulting; and
- Purchase of P&O Australian Resorts portfolio for $225 million in July 2004. The portfolio consists of the island resorts of Bedarra, Brampton, Dunk, Heron, Lizard and Wilson off the Queensland Coast, eco lodges at Cradle Mountain in Tasmania and Silky Oaks in Queensland and a new outback lodge, Wrotham Park, Queensland, which is currently under construction. Management state that this gives the Trust scale in its ecotourism resorts, increasing GPT's exposure to the hotel/tourism sector from 7% to 10% of property assets.

4.2.3 Key Portfolio Exposures

Exposure to East Coast Markets

The portfolios of real estate assets are located within Australia, with the east coast (NSW, Victoria and Queensland) representing 86% of the total portfolio value.

General Property Trust
Geographic Diversification by Property Value (as at 30 June 2004, including Nature Based Resorts)


ACT 5%
WA 1%
NT 8%
QLD 12%
NSW 50%
VIC 24%

Source: GPT

New South Wales accounts for half the portfolio, with a number of properties within the office sector located in the Sydney CBD area. GPT has capitalised on the improving office markets in Brisbane and Sydney and locked in leases over a tenth of its $3.0 billion, 764,300 square metre office portfolio. GPT will increase its exposure to the Sydney market on completion of the third tower in Darling Park, due to be completed in mid 2006 (cost $228 million).

Exposure to Retail Sector

Within GPT's portfolio there are 15 shopping centres, 14 Homemaker centres, 13 commercial office locations, 10 industrial properties, with the balance being hotel/resorts. The sectoral diversification of the portfolio, by property value, is presented in the chart below.

General Property Trust
Portfolio Diversification by Property Value (as at 30 June 2004, including Nature Based Resorts)


Hotel/Tourism 10%
Industrial/Business Park 4%
Office 37%
Retail 49%

Source: GPT

The portfolio is concentrated in the retail sector, which represents approximately 49% of the total value of the portfolio.

Exposure to Major Tenants

The properties within the GPT portfolio are largely multi-tenanted. Multi-tenant properties within the retail sector are generally anchored by national grocery stores (Coles and Woolworths), department stores (Myer and David Jones), discount department stores (Kmart, Big W and Target) and bulky goods retailers (Freedom Group, IKEA and Harvey Norman) with specialty stores comprising a mixture of national operators and small operators. Within the office sector, anchor tenants are generally banking and other financial, accounting and legal services companies (ANZ, PricewaterhouseCoopers, Citibank, Freehills) and blue chip corporate companies (Telstra, British Petroleum Australia, IBM).

In the year ended 30 June 2004, the top 10 tenants by gross income represented approximately 20% of GPT's total gross property income for that year as presented in the graph below.


General Property Trust
Top 10 Tenants by Gross Income (Year ended 30 June 2004)
% Total Gross Property Income
6%
5%
4%
3%
2%
1%
0%
Coles Myer
Woolworths
ANZ Banking Group
PWC
Citibank Ltd
Arthur Robinson & Hedderwicks
IBM Australia Ltd
Telstra Corporation Ltd
BP Australia Ltd
Freehills

Source: GPT

GPT's exposure to these major tenants is tempered by the fact that a number of these tenants operate in more than one location, and accordingly have staggered lease expiry dates.

Exposure to Lease Expiries

As at 30 June 2004, approximately 3.6% of GPT's total lettable office area was due to expire during the calendar year 2004 and a further 11.0% in 2005. Approximately 56.6% of total lettable office area was due to expire beyond 31 December 2008.

As at 30 June 2004, industrial property was 100% let with approximately 4.9% of the total lettable area due to expire in 2005. Approximately 59.3% of total lettable industrial area was due to expire beyond 31 December 2008.

4.2.4 Major Redevelopment

GPT's existing properties are redeveloped and refurbished on a regular basis. GPT has recently completed a number of retail projects including the $212 million expansion of Erina Fair shopping centre (GPT share $106 million). A redevelopment of Melbourne Central (cost of $245 million) is in progress and is due to complete by the end of the calendar year 2004. Further development projects at Macarthur Square, Penrith Plaza and Rouse Hill are planned for the 12 months ending 30 June 2005 with a total value of over $580 million.

Within the office portfolio, minor redevelopments of Australia Square, MLC Centre and Melbourne Central are expected to take place in 2004, whilst in the industrial sector, the capacity for organic growth exists with approximately 350,000 square metres of land across the portfolio available for expansion.

4.2.5 Property Revaluations

Independent valuations of individual properties are undertaken on a three-year rolling basis and at other times as necessary. During 2003, 26 properties across the portfolio were valued with a net increase in value of $235 million. During 2004, a further 12 properties were valued with a net increase in value of $11.1 million.

4.2.6 GPT Property Portfolios by Sector

Retail Portfolio

The retail portfolio, which is valued at approximately $3.9 billion, representing 49% of GPT's property portfolio by value, consists of 15 shopping centres (regional, subregional and community) together with 14 Homemaker centres across Queensland, New South Wales and Victoria.

Key retail portfolio statistics for the twelve months ended 30 June 2004 include:

- Total portfolio income up 8.4%;
- Occupancy level of 99%;
- Average specialty occupancy costs across the portfolio of 14.4% (excluding centres under development);
- Moving annual average centre and specialty productivity across the portfolio of $5,664 per square metre and $8,573 per square metre respectively; and
- Base rent per square metre increased by 3.9%.

GPT's Homemaker strategy commenced in November 2001 with the acquisition of the Homemaker Retail Group and has performed strongly. The portfolio of Homemaker centres was strengthened in 2003 by the acquisition of Homemaker City Epping, Homemaker City Moorabbin and a commitment in 2004 to the second stage of Fortitude Valley Homemaker City in Brisbane. Major retail categories across the portfolio include Furniture and Homeware (47%), Electrical/Whitegoods/Computers (13%) and Bedding (12%). The top 10 national retailers in the portfolio account for 42% of Gross Leasable Area, and include Harvey Norman, Freedom Furniture, Dick Smith Powerhouse, Barbecues Galore, IKEA and Forty Winks.

Nine shopping centres and six Homemaker centres were revalued during 2003 resulting in a positive net revaluation of $216 million. Two further revaluations in 2004, resulted in a positive net revaluation amount of $25.2 million.

The retail portfolio's growth platform is supported by a development pipeline, which extends through to 2008. Developments were recently completed at Floreat Forum in August 2003 ($48 million) and Erina Fair in November 2003 (GPT share $106 million). Currently the retail portfolio has over $800 million in developments underway or planned to commence in the next 12 months, including the:

- $245 million redevelopment at Melbourne Central's retail centre expected to complete in 2004 and already 95% leased;
- $95 million development of Macarthur Square expected to commence in late 2004 with completion towards the end of 2005;
- $140 million planned expansion at Penrith Plaza; and
- Approximately $350 million for the town centre that forms part of the Rouse Hill Regional Centre.

Office Portfolio

The office portfolio consists of 13 properties in four capital cities, with more than half the portfolio in the Sydney CBD. At 30 June 2004, the office portfolio was valued at $3.0 billion and comprised over 764,000 square metres of office space.

At 30 June 2004, key office portfolio statistics include:

- Income increased by 12.5%;
- Occupancy of approximately 93%; and
- Weighted average unexpired lease term of 6.3 years, with 3.6% of lettable area expiring in 2004 and a further 11.0% in 2005.

Five office properties were valued during 2003 resulting in a positive net revaluation of $16.4 million. A further six properties were valued in 2004 for a total negative net revaluation of $28.5 million. The downward revaluations were in respect of MLC Centre ($22.5 million), Darling Park ($9.5 million) and Australia Square ($9.3 million).

Growth in the value and income streams from the office portfolio during 2003 and over the next few years is underpinned by acquisitions and development opportunities. In October 2003, the first of the two National Australia Bank buildings at Victoria Harbour in Melbourne was completed, with the second complete in July 2004. The buildings have been leased for 12 years from completion. In December 2003, GPT acquired a 25% interest in 1 Farrer Place, Sydney at a cost $240 million. The building is close to fully leased at 30 June 2004.

In April 2004, GPT acquired 100% of the third stage of the Darling Park Complex, Sydney. Construction of the 29,000 square metre office tower is expected to complete in mid 2006 and is over 50% leased to a quality tenant.

Industrial/Business Park Portfolio

The industrial/business park portfolio consists of a portfolio of assets in Victoria (19% of portfolio value) and New South Wales (81% of portfolio value). At 30 June 2004, the portfolio was valued at $325 million and comprised over 260,000 square metres of warehouse and office space.

At 30 June 2004, key industrial/business park portfolio statistics include:

- Income increased by 24.4%;
- Occupancy of approximately 94%;
- Weighted average unexpired lease term of 5.6 years; and
- Strong tenant covenants with structured rent reviews across 60% of the portfolio.

Four properties were revalued during 2003 resulting in a positive net revaluation of $2.6 million. A further positive revaluation of $3.9 million was made for the Quad Business Park in 2004.

The value of the portfolio increased by more than 40% in 2003, through a number of acquisitions and developments. In October 2003, GPT purchased a 50% interest in the Austrak Business Park in Victoria for $57.3 million. Stage 2 of 11 Grand Avenue, Camellia was completed in September 2003 at a cost of $9.7 million. In December 2003, a 12,200 square metre warehouse facility for Just Jeans was completed at the Citiwest Industrial Estate, Melbourne. The development of the third building (5,100 square metre) at Olympic Park achieved practical completion in June 2004.

To date in 2004, GPT has strengthened its position within the Sydney Olympic Park commercial precinct through acquisition of an office and warehouse facility at 8 Herb Elliot Avenue at Homebush Bay for $8.5 million, and a facility at 7 Figtree Drive for $10.2 million.

The portfolio holds surplus land totalling approximately 350,000 square metres, which is available for development. To date, there are no announced plans in respect of this land.

Hotel/Tourism Portfolio

The hotel/tourism portfolio consists of the Ayers Rock Resort in central Australia, the Four Points by Sheraton in Sydney, the Holiday Inn, Brisbane, small eco-tourism resorts in Far North Queensland, and the Nature Based Resorts portfolio.

Whilst this sector was impacted during 2003 by the SARS outbreak and the Iraq war, analyst consensus indicates that the outlook for 2004 is more positive with an increase in the number of international tourists and improved domestic travel.

No revaluations were made in respect of the hotel and tourism portfolio in 2003. Three properties have been revalued in 2004 for a positive net revaluation of $10.5 million.

Masterplanned Urban Communities Portfolio

GPT entered the masterplanned urban communities sector in February 2003 in joint venture with Lend Lease Development. Since this time, GPT has secured two projects with almost 2,000 lots/dwellings over a 10-year period and at a projected value over $1 billion.

A limit on investment in this sector has been set, with no more than 5% of the Trust's gross assets being employed in this type of investment at any point in time.

4.3 Financial Information

4.3.1 Financial Performance

The pro forma historical financial performance of GPT for the two years ended 30 June 2004 and the pro forma forecast financial performance for the year ending 30 June 2005 are summarised below.

The pro forma historical financial performance (sourced from the Explanatory Memorandum) are prepared based on a 31 December balance date for statutory reporting purposes. The stand alone GPT historical statements of financial performance presented have been extracted from audited financial statements in order to prepare financial information on a consistent basis with the Lend Lease 30 June year end.

The pro forma forecast financial performance for the year ending 30 June 2005 is prepared on a business as usual basis, assuming the Proposed Merger does not occur. The details of the best estimate assumptions adopted in preparing the GPT pro forma forecast financial performance for the year ending 30 June 2005 are set out in Section 3.3.3 of the Explanatory Memorandum.

GPT Statement of Financial Performance

	Pro Forma Historical (Note 1) **2003** **($ million)**	**Pro Forma Historical** (Note 1) **2004** **($ million)**	**Pro Forma Forecast** **2005** **($ million)**
Net property income (Note 2)	508	558	639
Responsible entity's fee (Note 3)	(30)	(33)	(34)
Other expenses	(5)	(8)	(6)
EBIT	**473**	**517**	**599**
Net interest expense	(71)	(89)	(145)
Net profit after interest	**402**	**428**	**454**
Distribution	**404**	**428**	**454**
Basic earnings per unit (cents)	**20.7**	**21.7**	**22.5**
Distribution per unit (cents) (Note 4)	**20.8**	**21.6**	**22.5**

Source: Explanatory Memorandum

Note 1: The GPT financial reports are prepared based on a 31 December balance date for statutory reporting and therefore the GPT pro forma historical financial information presented in this section has been extracted from audited financial reports for 30 June and 31 December to compile pro forma financial information on a consistent basis with the Lend Lease 30 June year.

Note 2: Represents property income less property expenses, together with interest from joint venture investment arrangements and contributions from associates. In 2003, property income included a loss on sale in investment property of $6 million.

Note 3: The fee is inclusive of performance fees where applicable.

Note 4: Distribution per unit for the year ended 30 June 2003 excludes loss on asset sales of $6 million.

A detailed discussion of the review of the pro forma financial results for GPT for the two years ended 30 June 2003 and 2004 are set out in Section 3.3.2 of the Explanatory Memorandum. The following comments are made in regard to the pro forma financial results for GPT for the year ended 30 June 2004:

- The major expansion of Erina Fair was completed at a total cost of $212 million (GPT's 50% share: $106 million);
- Stage 1 of the new National Australia Bank office development in Docklands, Melbourne achieved practical completion in October 2003. Stage 2 achieved practical completion in May

2004. The total cost of the development, including enhancements agreed with the NAB, is expected to be approximately $242 million; and

- GPT acquired a 25% interest in 1 Farrer Place, Sydney, a premium grade office complex in the Sydney CBD for $253 million including acquisition costs.

A detailed discussion of the pro forma forecast financial results for the year ending 30 June 2005 including underlying assumptions for the Director's forecasts of performance is set out in Section 3.3.3 of the Explanatory Memorandum. Below we highlight some of the key assumptions:

- GPT acquired the P&O Resorts on 28 July 2004 for $225 million, including acquisition costs, at an expected year 1 yield of 9%;
- The joint venture arrangement with respect to Sunshine Plaza is expected to be unwound in September 2004;
- The redevelopment of Melbourne Central Retail and Office complex is expected to be completed in November 2004. The total cost of the development is anticipated to be approximately $245 million;
- The expansion of Penrith Plaza Shopping Centre commenced in June 2004 and is expected to be completed in late 2005. The total cost is anticipated to be approximately $140 million;
- The expansion of Macarthur Square is expected to commence in October 2004 and to be completed early 2006. GPT's share of the cost of the development is anticipated to be approximately $95 million;
- The new Tower 3, Darling Park, Sydney development commenced in February 2004 and is expected to be completed by April 2006. The total cost of the development is anticipated to be approximately $228 million; and
- Costs associated with the merger proposal have not been included in the pro forma Forecast. Regardless whether the merger proceeds, costs of approximately $12 million will be expensed. However, this is not expected to have an impact on distributions. The merger costs comprise amounts payable to financial advisers, legal, taxation, independent accountants and GPT's independent expert.

4.3.2 Financial Position

The following table sets out the pro forma statement of financial position as at 30 June 2004. The pro forma financial position is based on the audited statement of financial position as at 30 June 2004 and pro forma adjustments, including the acquisition of P&O Australian Resorts. On 7 July 2004, subsequent to the end of the reporting period, GPT in conjunction with Voyages Hotels & Resorts Pty Limited exchanged contracts for the purchase of P&O Australian Resorts, the largest owner-operator of nature-based resorts in Australia. The total acquisition cost was $225 million was subsequently settled.

GPT Statement of Financial Position

	Pro Forma 30 June 2004 ($ million)
Assets	
Cash	53
Receivables	49
Other investments	12
Equity accounted investments	9
Investment properties	7,984
Other	100
Total Assets	8,207
Liabilities	
Creditors	149
Interest bearing liabilities	2,423
Other	111
Total liabilities	2,683
Net assets	5,524
Equity	
Contributed equity	4,599
Reserves	918
Retained earnings	7
Total equity	5,524

Source: Explanatory Memorandum

The following are noted in relation to the statement of financial position above:

- The major component of total assets is investment properties of $7,984 million. The carrying values of the major investment properties are outlined in Section 4.2.1 of this report;
- Net debt as at 30 June 2004 was $2,370 million (interest bearing liabilities of $2,423 million less cash of $53 million). Interest bearing liabilities comprised short and medium term notes of $2,072 million and CPI Coupon Indexed Bonds of $125 million, which expire on 10 December 2029; and
- Gearing, as measured by total interest bearing liabilities divided by total tangible assets was 29.5% as at 30 June 2004.

4.4 Capital Structure

4.4.1 Capital Structure and Security Holders

As at 30 June 2004, GPT had 2,016,716,610 fully paid units on issue. The units are quoted on the Official List of the ASX. In the six months to 30 June 2004 GPT made a private placement on 6 April 2004 of 67 million units at $3.03 raising $203 million.

The substantial unitholders as at 30 June 2004 comprised.

GPT Substantial Unitholders as at Last Notice Dates Prior to 30 June 2004

Unitholder	Date of Change in Substantial Shareholding	Unit Holding (No.)	Interest (%)
Commonwealth Bank Group	19 May 2004	139,833,437	6.9%
Lend Lease Corporation Limited	na	137,199,848	6.8%
National Australia Bank Limited Group	19 April 2004	121,262,559	6.0%
Barclays Group	16 July 2003	104,662,625	5.2%
AMP Limited	3 May 2004	101,672,171	5.0%

Source: GPT announcements

Lend Lease has the following direct and indirect interests in GPT:

- A direct unit holding of 17,300,373 units, or 0.9% of total units on issue as at 30 June 2004;
- A relevant interest in an additional 98,364,474 units, or 4.9% of total units on issue as at 30 June 2004, managed under contract on behalf of clients of the Lend Lease Real Estate Securities business. Lend Lease does not own these units, nor control the voting of these units; and
- A relevant interest in 21,535,001 units, or 1.1% of total units on issue as at 30 June 2004, as a result of GPTML role as trustee for the GPT Split Trust. GPTML is the responsible entity of GPT Split Trust. GPT Split Trust has one investment in General Property Trust. The income derived from this investment flows to the income and growth units in the proportion outlined in the Split Trust Constitution. GPTML's role is that of administrator and exercising the votes on the GPT units held by the GPT Split Trust.

4.4.2 Unit Price History

The table below provides a summary of the unit price and trading volume history of GPT over the period 1 January 2001 to 31 August 2004.

General Property Trust Unit Price History

	Unit Price ($)			Average Daily
Period	**High**	**Low**	**Close**	**Volume (000's)**
Half year ended				
June 2001	2.87	2.56	2.78	4,320
December 2001	2.87	2.60	2.83	5,247
June 2002	2.89	2.66	2.81	5,181
December 2002	2.97	2.72	2.97	6,692
Quarter ended				
January to March 2003	3.05	2.70	2.99	6,258
April to June 2003	3.16	2.85	2.92	6,033
July to September 2003	3.03	2.71	2.75	6,771
October to December 2003	3.06	2.75	2.99	5,485
Month ended				
January 2004	3.06	2.93	2.96	4,826
February 2004	3.03	2.93	2.98	5,282
March 2004	3.15	2.98	3.08	6,917
April 2004	3.12	2.92	3.01	7,218
May 2004	3.48	2.96	3.46	12,846
June 2004	3.50	3.35	3.49	4,894
July 2004	3.55	3.45	3.49	6,510
August 2004	3.59	3.47	3.55	6,559

The chart below illustrates the movement in the GPT unit price and trading volumes over the period 1 September 2001 to 31 August 2004.


Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04

GPT's unit price, over the period from 1 January 2001 to the announcement of the Original Merger Proposal, has traded in the narrow range of $2.58 to $3.13. Some volatility is evident, particularly since 2003, however the overall underlying trend has been positive.

During 2001 and 2002 the unit price remained predominantly within the range of $2.60 to $2.80. GPT made a number of acquisitions during this period including its first business park asset, Quad 1, at Homebush Bay in July 2001, the purchase of land at Victoria Harbour, Docklands, Melbourne in August 2001, the acquisition of a 50% interest in the Citigroup Centre in Sydney in December 2001, and the acquisition of the Homemaker Retail Trust in November 2001. A string of solid profit results during the period and the expectation of earnings and distribution growth enhanced the stability in the unit price.

The unit price experienced a steady rise during the first half of 2003 supported by a number of transactions and property purchases worth $355 million notably GPT's successful bid, with Lend Lease, to develop the Rouse Hill Regional Centre in Sydney. In July 2003 GPT reported positive first-half profit results, with an 8% rise in net operating result on the previous corresponding period.

The unit price returned to previous highs towards the end of 2003 with the acquisition of a 50% interest in the Austrak Business Park in Melbourne, a 49% interest in the Twin Waters Resort redevelopment in Queensland, and the purchase of a 25% stake in the Governor Phillip and Governor Macquarie Towers in downtown Sydney. GPT delivered a 3.9% higher distribution in 2003. This growth in distributions is reflected in the table in Section 4.4.4 of this report, which includes the historical distributions for the period 1996 to 2003.

Momentum in the unit price continued in 2004 with GPT agreeing to buy the third stage of the Darling Park Complex from Lend Lease in April 2004. This helped drive the unit price to $3.05 on 20 May 2004, when trading was halted pursuant to the announcement of the Original Proposed Merger.

Since the announcement of the Original Merger Proposal GPT's units have traded in a band of $3.40 to $3.70 reflecting both the implied value of the original and subsequent merger proposals and the possibility of an alternative proposal involving a third party.

4.4.3 Unit Price Relative Performance

The chart below illustrates the relative performance of the GPT unit price to the S&P/ASX 200 Property Trust Index and S&P/ASX 200 Industrial Index over the period 1 September 2001 to 31 August 2004.


General Property Trust
Comparison to Relevant Indicies (September 2001 to August 2004)
General Property Trust
S&P/ASX 200 Property Trust Index
S&P/ASX 200 Industrial Index
General Property Trust
S&P/ASX 200 Property Trust Index
S&P/ASX 200 Industrial Index

The performance of GPT since September 2001 is highly correlated with the performance of the S&P/ASX 200 Property Trust Index, with GPT representing 11.0% of the index. The period of underperformance by GPT (relative to the S&P/ASX 200 Property Trust Index) towards the end of 2001 and early 2002 could be attributed in part to the strength of the stapled securities and the impact of 11 September 2001 terrorist attack in the United States and the collapse of Ansett Airlines on the tourism sector.

The out performance by GPT from mid 2002 (relative to the S&P/ASX 200 Industrial Index) is consistent with the low degree of correlation between the S&P/ASX 200 Industrial Index (of which GPT makes up 0.9%) and the GPT unit price. Favourable conditions in the property market, as compared to weakening global markets in 2003, which would have impacted the industrials index, may have assisted the comparison in GPT's favour.

4.4.4 Distributions

The table below summarises the historical GPT distributions for the financial years ended 31 December 1996 to 31 December 2003.

GPT Distribution History

Year	Distribution (cents per unit)	Growth in distribution
1996	19.9	-
1997	19.7	(1.0%)
1998	19.1	(3.0%)
1999	19.1	-
2000	19.3	1.0%
2001	19.7	2.1%
2002	20.4	3.6%
2003	21.2	3.9%

Source: GPT Annual Reports

The increase in distributions per unit from 1999 highlighted above has supported the appreciation in the GPT unit price and the yield at which GPT has traded over the period 2000 to 2003. For the six months ended 30 June 2004, GPT distributed 10.9 cents per unit, an increase of 3.8% on the previous corresponding period.

The historical yield has consistently been around 7.0% (based on closing prices for each of those years at 31 December and for the twelve months ending 30 June 2004), as demonstrated in the graph below.


General Property Trust
Historical Distribution Yield History
Distribution Yield (%)
8.5%
8.0%
7.5%
7.0%
6.5%
6.0%
5.5%
5.0%
31 Dec 96
31 Dec 97
31 Dec 98
31 Dec 99
31 Dec 00
31 Dec 01
31 Dec 02
31 Dec 03
30 Jun 04

Source: GPT Annual Reports

Ernst & Young Transaction Advisory Services notes that as at 20 May 2004 (prior to the Original Merger Proposal announcement) GPT was trading at a prospective yield for the year ending 30 June 2005 of 7.3%.

5. Profile of Lend Lease Group

5.1 Listed Property Trust Sector Overview

In Australia, the Listed Property Trust sector accounts for approximately 8% of the total ASX capitalisation and includes 16 of Australia's top 100 listed entities.

Listed property trusts have provided investors with a more liquid investment compared with direct investments in property. This has supported the growth of listed property trusts, with the market capitalisation for the sector in the order of $67 billion.

By diversifying across geographic regions, asset types (retail, office, industrial, hotel/leisure), lease terms and tenants, the returns from listed property trusts have generally reflected lower volatility relative to other active investments.

Recent trends in the Listed Property Trust sector include:

- Sector consolidation, particularly over the last six years, with the number of listed property trusts falling from 53 in 1998 to 31 in 2004. The sector consolidation has improved:
  - The liquidity of selected trusts, which has attracted further institutional and international investor interest;
  - The growth and diversity of trust assets by type and location;
  - The cost of capital;
  - The efficiencies with which the larger portfolios are managed;
- Following the approval of the Westfield merger by security holders to form the Westfield Group, the trend towards sector consolidation has continued:
  - On 27 July 2004 a proposed merger between Centro Properties Group and Prime Retail Group was announced which will create the fifth largest property group in Australia with combined assets under management of $6.4 billion and property management of 132 shopping centres in Australia;
  - On 28 July 2004 Macquarie Office Trust announced a proposed merger with Principal America Office Trust;
  - On 4 August 2004 Deutsche Office Trust, Deutsche Industrial Trust and Deutsche Diversified Trust announced a proposal to reposition and expand the three property trusts and create a major new property group to be known as DB RREEF Trust;
- Internally managed or stapled vehicles have become more common, providing a diversified mix of active and passive earnings. Post the Westfield merger, stapled vehicles comprise approximately 64% of the Listed Property Trust sector (by value);
- An increasing domination of large listed property trusts and stapled vehicles with a cost of capital advantage;

- An increasing focus on offshore property investments with listed property trust exposure to United States assets now representing approximately 25% of the gross assets of Australian listed property trusts. This offshore expansion is considered to provide attractive returns and a solid growth platform;
- An increasing proportion of earnings from non-investment sources, such as property development and construction; and
- An increase in gearing levels (total debt to total tangible assets) of listed property trusts, which has increased from almost zero in the early 1990's to approximately 30% by 2000 and 35% in 2003.

The graph below demonstrates the performance of the S&P/ASX 200 Property Trust Index relative to the ASX All Ordinaries Index for the period 1 September 2001 to 31 August 2004.


ASX All Ordinaries Index versus S&P/ASX 200 Property Index
September 2001 to August 2004
S&P/ASX 200 Property Trust Index
All Ordinaries Index
Index (base=1)
1.30
1.25
1.20
1.15
1.10
1.05
1.00
0.95
0.90
0.85
0.80
0.75
0.70
Sep-01
Dec-01
Mar-02
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
All Ordinaries Index
S&P/ASX 200 Property Trust Index

The strong performance of the S&P/ASX 200 Property Trust Index throughout the period April 2002 to October 2003 relative to the ASX All Ordinaries Index can be attributed to:

- The persistent low interest rate environment, which has supported the value of the property asset class;
- Instability and volatility in global and local equity markets due to a range of factors including terrorism and the SARS virus, which had a negative impact on the All Ordinaries Index; and
- Investor preference for low volatility stocks with sustainable earnings and cashflows to support income distributions.

The disparity between the indices was less evident from October 2003 as both trended upward. This was attributable to:

- Merger and acquisition activity in the Listed Property Trust sector in the period;

- Improving sentiment in global and local equity markets, with a favourable trend emerging from April 2003 due to:
  - Improving economic conditions in the United States and Asia, with the recovery in the United States becoming more broadly based;
  - Continued improvement in Australian economic conditions, with increases in consumer spending and credit, higher business confidence and a firmer labour market; and
  - Rising commodity prices for Australian raw materials, particularly due to the strength of the Chinese economy, albeit with some offset due to the appreciating Australian dollar.

5.2 Lend Lease Group Overview

Lend Lease Group is proposed to be formed by the stapling of shares in Lend Lease and units in GPT. The merged entity is proposed to be 59% owned by existing GPT unitholders and 41% owned by existing Lend Lease shareholders. The market capitalisation of Lend Lease Group is expected to be in excess of $10 billion with Lend Lease Group expected to be a top 20 entity listed on the ASX (by market capitalisation).

The merged group is expected to be the second largest stock in the S&P/ASX 200 Property Trust Index and is one of the largest diversified trusts in the Australian market.

The pro forma earnings profile of Lend Lease Group for the year ending 30 June 2005 is forecast by Lend Lease to comprise:

- 71% of earnings from a diversified and high quality portfolio of investment assets; and
- 29% of earnings from a range of activities including development (i.e. Delfin, Actus, United Kingdom PFIs) (11%), construction (15%), and funds management (3%).

The earnings mix for the merged entity is illustrated in the following chart.


Lend Lease Group
Pro Forma Consolidated Earnings Mix - Year Ending 30 June 2005 (Estimated)
Funds management
3%
Development
11%
Construction
15%
Investment assets
71%

Source: Explanatory Memorandum

The assets of Lend Lease Group will be split according to the activities in the chart below.


Lend Lease Group
Pro Forma Consolidated Assets by Activity as at 30 June 2004
Hotel and Tourism 8%
Industrial 3%
Urban Communities 5%
Other 4%
Development 4%
Retail 47%
Office 29%

Source: Explanatory Memorandum

Approximately 75% of Lend Lease Group pro forma after tax profit for the year ending 30 June 2005 is forecast to be earned in Asia Pacific. A strong Asia Pacific base is expected to support international expansion, particularly in international retail and urban community development.

5.3 Strategy

For the years ending 30 June 2006 and 2007, Lend Lease Group intends to target growth in distributions per security of 7% per annum. If growth in distributable earnings exceeds 7% in any year, it is possible that the pay out ratio will be less than 100% of distributable earnings. Lend Lease Group intends that management incentive plans will be linked to achieving at least 7% growth in distributable earnings. To achieve a 7% growth rate, the directors and management of Lend Lease Group will target the following operating objectives:

- Consolidation of Lend Lease Group's position in the Australian property market and realisation of the growth potential embedded in the existing businesses, market positions, asset portfolios, development pipeline and funds management activities;
- Growth in wholesale funds management, by building on Lend Lease's established platform in Asia Pacific and United Kingdom wholesale funds;
- Leveraging Lend Lease Group's regional retail centre development and master planned urban community development skill bases to grow the offshore 'platforms' in the United Kingdom, United States and Singapore; and
- Maintaining Bovis Lend Lease's position as a top 12 international construction and project management company and seeking to manage its risk profile whilst maintaining margins and deliver operating synergies for Lend Lease Group's internal development projects.

Management of Lend Lease Group will also be focusing on extracting anticipated annual cost savings in the order of $60 million after tax, as well as future revenue synergies which have not been factored into the financial analysis of the Proposed Merger. One off implementation costs of approximately $54 million after tax are expected to be incurred in the year ending 30 June 2005 to achieve the anticipated cost savings.

5.4 Directors and Management

David Crawford is expected to be the chairman and Greg Clarke is expected to be the managing director and CEO of Lend Lease Group.

At the Board level, it has been agreed that the initial composition of non-executive directors for the merged entity will be four existing Lend Lease non-executive directors and three of the existing GPT independent directors.

It is intended that this be augmented over time by new, suitably qualified appointees.

On 17 August 2004 a new executive management was announced for Lend Lease which would transcend the formation of Lend Lease Group, if the Proposed Merger proceeds.

It was announced that the new executive management roles and a revised organisational structure reflects Lend Lease's growth strategy which is focused on asset ownership and management, wholesale property investment management in Australia, Asia and the United Kingdom; urban community development in Australia, United Kingdom and the United States; and Bovis Lend Lease's international construction management operations.

Under the new structure, Lend Lease Managing Director and CEO, Greg Clarke, will have three operational chief executives reporting to him:

- Adrian Chamberlain, Chief Executive – Development and Construction – Europe, Middle East & Africa, Global Markets & IT;
- Nic Lyons, Chief Executive – Investment Management and Retail; and
- Ross Taylor, Chief Executive – Development and Construction, Asia Pacific and United States.

The new roles and structure were agreed with GPT's Independent Directors as part of the terms for the proposed merger with GPT.

5.5 Financial Information

5.5.1 Financial Performance

The pro forma consolidated historical and forecast financial performance of Lend Lease Group, which has been extracted from Sections 3.2.2 and 3.2.3 of the Explanatory Memorandum, is set out in the table below.

The pro forma consolidated financial information is prepared based on the assumption that the Proposed Merger had occurred on 1 July 2002 and the cost saving programmes had been implemented from 1 July 2004.

Sections 3.3.3, 3.4.3, 3.5 and 3.7 of the Explanatory Memorandum set out the assumptions underlying the preparation of Lend Lease Group's pro forma consolidated statement of financial performance, as set out below.

Lend Lease Group Statement of Financial Performance

	Pro Forma Consolidated Historical 2003 ($ million)	Pro Forma Consolidated Historical 2004 ($ million)	Pro Forma Forecast 2005 ($ million)
GPT EBITDA	473	517	599
Lend Lease EBITDA	344	382	485
Proposed Merger adjustments	(25)	(42)	32
EBITDA	792	857	1,116
Amortisation			(60)
Depreciation			(11)
EBIT			1,045
Net Interest			(262)
Profit Before Tax Expense			783
Tax expense			(163)
Minority interests			(11)
Consolidated profit after tax and minority interests			609
Consolidated profit after tax excluding amortisation			669
Proposed Merger adjustments			61
Distributable earnings			730

Source: Explanatory Memorandum

Pro Forma Consolidated Historical Financial Performance

The pro forma consolidated historical financial performance for the years ended 30 June 2003 and 30 June 2004 is prepared on the following basis:

- The stand alone Lend Lease pro forma historical statements of financial performance which exclude discontinued operations;
- The stand alone GPT historical statements of financial performance; and
- The transactions required to effect the Proposed Merger, including the relevant staple entity eliminations had taken place on 1 July 2002.

Pro forma consolidated historical financial information is presented before interest, tax, depreciation and amortisation (EBITDA) as Lend Lease Group is expected to be operating under a different capital structure.

Pro Forma Consolidated Forecast Financial Performance

The pro forma consolidated forecast financial performance for the year ending 30 June 2005 is prepared on the following basis:

- The stand alone Lend Lease pro forma forecast statement of financial performance for the year ending 30 June 2005 prepared on a business as usual basis, assuming the Proposed Merger does not occur;

- The stand alone GPT pro forma forecast statement of financial performance for the year ending 30 June 2005 prepared on a business as usual basis assuming the Proposed Merger does not occur;
- The cost savings which are forecast to be implemented following the Proposed Merger; and
- The Proposed Merger adjustments including the elimination of forecast transactions between Lend Lease and GPT, the amortisation of estimated goodwill arising as a result of the Proposed Merger, and additional financial costs on the revised capital structure.

5.5.2 Pro Forma Financial Position

The table below sets out the pro forma consolidated statement of financial position of Lend Lease Group.

The pro forma consolidated statement of financial position as at 30 June 2004 has been prepared on the assumption that the Proposed Merger had occurred on 1 July 2004. The basis of preparation of the pro forma consolidated statement of financial position for Lend Lease Group are set out in Section 3.10.1, and the risk factors stated in Section 3.17 of the Explanatory Memorandum.

Lend Lease Group Statement of Financial Performance

	Pro Forma Consolidated 30 June 2004 ($ million)
Assets	
Cash	350
Receivables	1,573
Inventories	1,696
Equity accounted investments	113
Investment properties	8,316
Other investments	759
Goodwill	980
Other intangibles	15
Other	731
Total Assets	14,533
Liabilities	
Creditors	2,620
Interest bearing liabilities	4,279
Provisions	190
Other	592
Total liabilities	7,681
Net assets	6,852
Equity	
Contributed equity	711
Reserves	196
Retained earnings	1,448
Outside equity interest	4,497
Total equity	6,852

Source: Explanatory Memorandum

Lend Lease Group pro forma consolidated statement of financial position as at 30 June 2004 predominantly includes the following assumptions:

- The write off of the capitalised value of Lend Lease's management rights for GPT of $45 million;
- Lend Lease's existing 17.3 million units in GPT are sold;
- Special dividend of $95 million paid to Lend Lease shareholders and a distribution of capital of $12.75 million paid to GPT unitholders;
- An aggregate of $1,311 million used to redeem GPT units under the GPT Cash-Out Option and pay the special distribution to GPT unitholders;
- Lend Lease total share buy back of $405 million; and
- Recognition of $346 million goodwill on consolidation.

Lend Lease Group's pro forma gearing (calculated as a percentage of total interest bearing liabilities to total tangible assets) as at 30 June 2004 is 31.6% based on total interest bearing liabilities of $4,279 million and total tangible assets of $13,538 million.

Based on the pro forma accounts of Lend Lease Group, Lend Lease Group is expected to have a net tangible asset backing of $6.52 per share as highlighted below.

Net Tangible Assets

	Lend Lease ($ million)	GPT ($ million)	Lend Lease Group ($ million)
Cash	1,380	53	350
Other assets	5,057	8,154	13,188
Total tangible assets	6,437	8,207	13,538
Interest bearing liabilities	(1,104)	(2,423)	(4,279)
Other liabilities	(3,191)	(260)	(3,402)
Total liabilities	(4,295)	(2,683)	(7,681)
Net tangible assets	2,142	5,524	5,857
Outside equity interest	(14)	-	(6)
Net tanigble assets adjusted for outside equity interest	2,128	5,524	5,851
Shares/Units (million)	400	2,017	897
Net tangible assets per security ($)	5.32	2.74	6.52

Source: Lend Lease

5.6 Capital Structure

Following implementation of the Proposed Merger, Lend Lease Group is expected to have approximately 897.1 million securities on issue.

The analysis below reconciles Lend Lease's securities on issue pre merger at 30 June 2004 to the expected shares on issue immediately prior to the Proposed Merger.

Reconciliation of Lend Lease Shares Pre Implementation

	Number of Securities (million)
Shares on issue as at 30 June 2004	400.2
Buy back 1 July to 6 August 2004 (Note 1)	(1.6)
Off market buy back (Note 2)	(32.3)
Lend Lease shares on issue following buy back	**366.3**

Note 1 Cost of the on market buy back post June 2004 is $16 million at an average buy back price of $10.61 per share

Note 2 Cost of the off market buy back is $388 million at an assumed average price per share of $12.00 (this price should be considered as indicative only)

The number of Lend Lease shares on issue at 30 June 2004 was 400.2 million.

In the period 1 July 2004 up until 6 August 2004 Lend Lease bought back 1.6 million Lend Lease shares through its on market buy back program.

Lend Lease announced on 6 August 2004 that it would discontinue its on market buy back and instead seek approval to buy back up to $388 million Lend Lease shares before commencement of the Proposed Merger under an off market buy back tender. The buy back will permit Lend Lease to buy back up to 44 million Lend Lease shares. For the purposes of the above calculations Ernst & Young Transaction Advisory Services has assumed the buy back of 32.3 million Lend Lease shares at an assumed off market buy back price of $12.00 each. Shareholders should note that this assumed buy back price is illustrative only, may vary and, accordingly, the number of shares bought back may therefore not be the same.

Accordingly, it is assumed that immediately prior to the Proposed Merger Lend Lease will have approximately 366.3 million shares on issue.

At 30 June 2004 GPT had 2,016.7 million units on issue. As a consequence of the application of the 3.8:1 Merger Ratio this will equate to 530.8 million Lend Lease Group Securities. All GPT units will be consolidated, including any units held by Lend Lease. Further, any adjustment to the 3.8:1 ratio due to participation in the GPT Cash-Out Option will ensure that the number of post consolidation GPT units is constant.

The total number of Lend Lease Group securities post the Proposed Merger is expected to be 897.1 million. The exact number of securities will be determined once the planned off market buy back has been completed.

The above is summarised in the following table.

Reconciliation of Lend Lease Shares to Lend Lease Group Securities

	Number of Securities (million)
GPT units of issue pre merger	2,016.7
Application of Merger Ratio 3.8:1	530.8
Lend Lease Shares on Issue following Off-Market Buy Back	366.3
Total Lend Lease Group Securities	**897.1**

5.7 Distribution Policy

Lend Lease Group's distribution policy is set out in section 3.14 of the Explanatory Memorandum.

The post merger distribution policy is to pay out up to 100% of the Distributable Earnings.

Investors in Lend Lease Group will receive distributions from each component of the stapled security. These distributions will comprise:

- Dividends from Lend Lease, which are expected to be partly franked from the year commencing 1 July 2005; and
- Distributions from GPT, which are expected to include a tax deferred component.

It is currently expected that distributions on the stapled securities will be paid to investors on a quarterly basis, no later than two months following the end of each quarter.

5.7.1 Implementation Date to 30 June 2005

For the period from the Implementation Date until 30 June 2005, Lend Lease Group will pay a pro rata distribution based on its post merger distribution policy for the pro forma earnings for the year ending 30 June 2005.

The forecast actual and pro forma annual distribution per equivalent Lend Lease share and GPT unit in respect of the year ending 30 June 2005 are summarised below.

Lend Lease Group - Forecast Distributions

Cents per Security	Special Dividends/ Distributions	Actual Distributions: Pre-Merger Period	Actual Distributions: Post-Merger Period	Actual Distributions: Total	Pro Forma Annualised Distributable Earnings
Per Equivalent Lend Lease share					
- Actual	23.8	32.4	47.5	79.9	81.4
- Assuming reinvestment of special dividend	na	32.4	48.6	81.0	83.2
Per Equivalent GPT unit					
- Actual	Up to 65.6	9.6	12.5	22.1	21.4
- Assuming reinvestment of special distribution	na	9.6	15.4	25.0	26.4

Source: Lend Lease

Note 1: Assuming the Proposed Merger had occurred on 1 July 2004.

Assuming the special dividend of 23.8 cents per Lend Lease share and 65 cents per GPT unit (assuming the GPT Cash-Out Option is not used) is reinvested based on the GPT Cash-Out price of $3.48 and the Proposed Merger terms.

The GPT pre merger distribution will be paid as a September 2004 quarter distribution on 22 November 2004 and a further pre-merger distribution for the period from 1 October 2004 to the Implementation Date.

Pro forma 2005 annualised distributable earnings of 81.4 cents per security assumes pro forma consolidated forecast distributions of $730 million. This amount is arrived at by adding back to the pro forma consolidated profit after tax of $609 million, $61 million of merged group adjustments and $60 million amortisation of goodwill.

5.7.2 Years ending 30 June 2006 and 2007

For the years ending 30 June 2006 and 2007, Lend Lease Group intends to target growth in distributions per security of 7% per annum. If growth in distributable earnings exceeds 7% in any year, it is possible that the pay out ratio will be less than 100% of distributable earnings. Lend Lease Group intends that management incentive plans will be linked to achieving at least 7% growth in distributable earnings.

6. Valuation Analysis

Ernst & Young Transaction Advisory Services has analysed:

- The market value of Lend Lease and GPT:
  - Over the three month period ended 20 May 2004; and
  - Over the period from the announcement of the Original Merger Proposal on 24 May 2004 to 31 August 2004 relative to the proportion of Lend Lease Group attributable to the Lend Lease shareholders;
- The anticipated value of a Lend Lease Group security assuming Lend Lease shareholders and GPT unitholders vote in favour of the Proposed Merger resolution;
- The underlying value of Lend Lease as at 30 June 2004; and
- The underlying value of GPT as at 30 June 2004.

6.1 Market Value Comparison of Lend Lease and GPT

The prices at which Lend Lease and GPT trade on the ASX constitute objective evidence of the value of the equity in each entity on a minority or portfolio basis (i.e. excluding any control premium or 'special' value). Our views in this regard are premised on the following:

- Both Lend Lease and GPT are in the top 50 listed stocks in Australia by market capitalisation, and are capitalised at in excess of $4 billion and $6 billion respectively. Accordingly, both entities attract investor interest and analyst scrutiny;
- The stocks of both entities are well traded and neither has a 'controlling' shareholder with a stake of sufficient size to unduly restrict the free float of securities;
- Both stocks are required to comply with the ASX continuous disclosure regime and disclose price sensitive information to the market; and
- The share prices incorporate publicly available information about the prospects for each entity and the securities are traded in a well-informed market with sufficient liquidity.

The contribution of each group of security holders in terms of the market value of the equity they hold before the Original Merger Proposal can be compared with the proportion of the merged group that each group will hold post the Original Merger Proposal.

Ernst & Young Transaction Advisory Services has evaluated the prices of Lend Lease and GPT over a range of periods to avoid any short-term impact on prices as a result of isolated factors.

Ernst & Young Transaction Advisory Services has selected 20 May 2004 as the reference point for our evaluation of relative contributions based on market values. This was the last trading day prior to the announcement of the Original Merger Proposal. Our analysis is based on both volume weighted average prices and a simple daily average. The simple daily average price does not take into consideration of heavy trading in any particular periods.

Ernst & Young Transaction Advisory Services has prepared our analysis over two periods:

- A three month period leading up to 20 May 2004; and
- The period from the announcement of the Proposed Merger to 31 August 2004.

6.1.1 Three Months to 20 May 2004

In the three month period to 20 May 2004, neither stock appears to have traded at a premium or discount for expected corporate activity preceding the announcement of the Proposed Merger. There was some market speculation of activity between Lend Lease and GPT following the announcement of the Westfield merger, although the share price impact was not pronounced.

As at 20 May 2004, Lend Lease had approximately 403 million fully paid ordinary shares on issue. Based on the Lend Lease closing share price of $10.75 on 20 May 2004, the market capitalisation of Lend Lease was approximately $4 billion.

As at 20 May 2004, GPT had approximately 2,017 million fully paid units on issue. Based on the GPT closing unit price of $3.05 on 20 May 2004, the market capitalisation of GPT was approximately $6 billion.

The relative contributions based on market capitalisation over various periods of time are summarised below.

Market Value Contributions to 20 May 2004

Period	Lend Lease Corporation	General Property Trust
Percentage ownership of merged group	**41.0%**	**59.0%**
Close on 20 May 2004	41.3%	58.7%
Volume Weighted Average for periods up to and including 20 May 2004		
7 calendar days	41.0%	59.0%
30 calendar days	41.2%	58.8%
90 calendar days	40.6%	59.4%
Simple Daily Average for periods up to and including 20 May 2004		
7 calendar days	40.9%	59.1%
30 calendar days	41.2%	58.8%
90 calendar days	40.6%	59.4%

Under the terms of the Proposed Merger, Lend Lease's headline contribution under the Merger Ratio to Lend Lease Group is 41%.

The following graph illustrates the contribution of Lend Lease shareholders based on daily volume weighted average prices over the three months prior to 20 May 2004 and the Merger Ratio.


Lend Lease Corporation Limited
Contribution of Market Value to the Lend Lease Group Three Months Prior to Merger Announcement
Based on Daily Volume Weighted Average Prices
% Contribution
44.5%
43.5%
42.5%
41.5%
40.5%
39.5%
38.5%
37.5%
20-Feb-04
1-Mar-04
11-Mar-04
21-Mar-04
31-Mar-04
10-Apr-04
20-Apr-04
30-Apr-04
10-May-04
Merger Ratio
Proportion of value attributed
Proportion of value attributed
Merger Ratio

Over the three month period to 20 May 2004 Lend Lease shares traded in a range of $9.80 to $10.92 and GPT units traded in a range of $2.92 to $3.12.

While the contribution of Lend Lease shareholders in terms of market value has fluctuated, the contribution has remained in a relatively narrow range of 3% when considering share market prices over the three months prior to the announcement of the Proposed Merger.

The analysis above shows that Lend Lease shareholders proportion of Lend Lease Group, based on market prices, is generally in line with the Merger Ratio.

6.1.2 From 20 May 2004 to 31 August 2004

The period from 20 May 2004 to 31 August 2004 reflects the market's reaction to the Original Merger Proposal and subsequent merger proposal announcements.

The graph below depicts the contribution of Lend Lease shareholders based on daily volume weighted average prices over the period following the announcement, 20 May 2004 to 31 August 2004.


Lend Lease Corporation Limited
Contribution of Market Value to the Lend Lease Group since Proposed Merger Announcement
Based on Daily Volume Weighted Average Prices
% Contribution
42.0%
41.0%
40.0%
39.0%
38.0%
37.0%
36.0%
35.0%
34.0%
25-May-04
4-Jun-04
14-Jun-04
24-Jun-04
4-Jul-04
14-Jul-04
24-Jul-04
3-Aug-04
13-Aug-04
23-Aug-04
Merger Ratio
Proportion of value attributed
Proportion of value attributed
Merger Ratio

As can be observed from the graph above, the market capitalisation of Lend Lease relative to GPT is below the Merger Ratio (41.0%).

It should be noted that the agreed terms of the Proposed Merger announced on 6 August 2004 incorporate certain distributions and an off market buy back (previously discussed). These amounts have not been factored into the above analysis. The distributions and off market buy back have been factored into the market value analysis in Section 7.3 of this report.

In the opinion of Ernst & Young Transaction Advisory Services this reflects the relative increase in GPT's market price, reflecting terms of the Proposed Merger.

Following GPT's conditional agreement to the Proposed Merger on 6 August 2004, Lend Lease market capitalisation has increased relative to GPT's market capitalisation indicating the increased likelihood of the Proposed Merger proceeding.

6.2 Relative Value of Lend Lease Group

It is expected that Lend Lease Group will be classified as a listed property trust given the anticipated contribution of earnings (approximately 71%) from investment assets. Key valuation attributes the market generally uses when evaluating a listed property trust include:

- Yield and growth;
- Yield relativities to comparable entities;

- Security of income and length of leases; and
- Quality of management, properties and tenants.

In analysing the anticipated value of Lend Lease Group, Ernst & Young Transaction Advisory Services has had regard to the abovementioned factors and the possibility that the Proposed Merger may lead to a re-rating of the equity in Lend Lease Group relative to the price at which the existing securities of Lend Lease and GPT were trading as stand alone entities.

Lend Lease Shareholders should be aware that Ernst & Young Transaction Advisory Services' estimate of the anticipated market value of a Lend Lease Group security is based on the pro forma consolidated financial position of Lend Lease Group, the market condition of the property trust industry, the Australian economy and the financial markets as at 20 May 2004. The estimate is subject to changes in the market assessment of Lend Lease Group and the overall state of the market at the time of quotation and beyond which may vary significantly from the prices estimated.

There is evidence from a range of previous transactions involving listed property trusts in Australia to support the possibility that Lend Lease Group may be re-rated following implementation of the Proposed Merger. In the transactions listed below, there was a sustained uplift in equity values:

- The stapling in 1999 of Mirvac Limited with Mirvac Commercial Trust and Mirvac Property Trust to create Mirvac Group; and
- The transactions in 2000 through which unitholders in Westpac Property Trust acquired the responsible entity from Westpac Banking Corporation and formed Investa Property Group.

These uplifts are demonstrated in the following graph.


Re-rating post Stapling Announcement
Market Capitalisation Change (Indexed to 100)
140
130
120
110
100
90
80
70
-30
-25
-20
-15
-10
-5
0
5
10
15
20
25
30
35
40
45
50
55
60
Mirvac Limited
Investa Property Group
Investa Property Group
Mirvac Limited

Other stapling transactions including Ronin Property Group, Australand Property Group and Centro Properties Group did not achieve similar post announcement uplifts, either due to market sentiment or other factors influencing the market prices at the time of the announcements.

More recently, the scheme of arrangement to merge Westfield Holdings, Westfield Trust and Westfield America Trust was approved by the shareholders and unitholders of these entities on 25

June 2004. This merger was proposed in an announcement to the market on 22 April 2004. The merged Westfield Group commenced trading on the ASX on 5 July 2004. The impact of this announcement on the market capitalisation of Westfield Holdings, Westfield Trust and Westfield America Trust is demonstrated in the graph below.


Re-Rating post Stapling Announcement
Market Capitalisation Change (Indexed to 100)
130
125
120
115
110
105
100
95
90
85
80
-30
-25
-20
-15
-10
-5
0
5
10
15
20
25
30
35
40
45
50
Westfield Trust
Westfield America Trust
Westfield Holdings Limited

The re-rating of the three Westfield entities has been attributed by analysts to the:

- Opportunity for the merged group to expand globally given its operational capability and financial capacity;
- Enhanced market profile (8th largest entity listed on the ASX by market capitalisation) and index weighting post merger; and
- Attractive growth profile, with management forecasting a 6.8% growth in distributions in 2006.

Following implementation of its stapling proposal, the market attributed a forward yield of between 6.5% and 7.0% to the Westfield Group.

The graph below demonstrates that Lend Lease did not enjoy the same uplift in market capitalisation following the announcement of the Original Merger Proposal on 24 May 2004. By contrast Lend Lease shares traded down following the announcement of the Original Merger Proposal. This was attributed to the uncertainty regarding the likely success of the transaction. Key factors influencing the Lend Lease share price included:

- Speculation regarding the possibility of an alternative proposal from a third party and the risk that Lend Lease would lose the GPT management rights; and
- The lack of a recommendation from the GPT independent directors.


Re-Rating post Stapling Announcement
Market Capitalisation Change (Indexed to 100)
120
115
110
105
100
95
90
85
80
-30
-24
-18
-12
-6
0
6
12
18
24
30
36
42
48
54
60
66
General Property Trust
Lend Lease Corporation
Lend Lease Corporation
General Property Trust

Other factors to which the performance of Lend Lease post announcement can be attributed include:

- Sell down by certain investors not attracted by the change in investment profile of Lend Lease in the event that the merger was successful;
- Some initial concerns on the ability of management to successfully execute and implement the strategy they have outlined for Lend Lease Group; and
- Some initial concerns regarding the extent to which Lend Lease shareholders are 'sharing' the growth opportunities with GPT unitholders.

With respect to GPT, positive performance following announcement of the Proposed Merger is reflective of:

- Headline offer price;
- Expected re-rating;
- Increased liquidity and index weighting post transaction; and
- Prospect of an alternative proposal from a third party.

Subsequent to the Proposed Merger announcement on 6 August 2004, the gap between Lend Lease shares and GPT units has narrowed. Lend Lease shares have traded broadly in line with GPT reflecting increased market confidence on the likelihood of the Proposed Merger proceeding and the anticipated trading level of Lend Lease Group.

Given the mix of earnings and predominance of investment income, Lend Lease Group is likely to be included in the S&P/ASX 200 Property Trust Index. Accordingly, there will be a focus on distribution yield as a key driver of the price of Lend Lease Group securities.

The anticipated market value of Lend Lease Group securities will be subject to market sentiment and is uncertain. Factors that may impact on the eventual yield include:

- Underlying asset and operating business quality;

- Prospective earnings growth;
- The perceived level of earnings volatility;
- Potential growth opportunities;
- Management credibility; and
- The level of gearing.

Further there are a number of factors which should be positive for the market price of securities in Lend Lease Group over the medium term if the Proposed Merger is implemented, including:

- Larger capital base and improved market liquidity, albeit the liquidity in Lend Lease shares and GPT units is reasonable;
- Improved access to, and cost of capital;
- Global platform and ability to source new asset opportunities for funds management;
- Diversification of the earnings mix of Lend Lease Group between active and passive earnings;
- Likely to be a significant component of the S&P/ASX 200 Property Trust Index;
- Conservative balance sheet, most notably gearing of 31.6% (based on a percentage of total interest bearing liabilities to total tangible assets) which is within the target range of 25% to 35%, and estimated A or A- long-term credit rating;
- Quality of the property portfolio;
- Growth prospects for Lend Lease Group and increase in distributions;
- Current market sentiment for internally managed listed property trusts in comparison to those which are externally managed;
- An increase in interest by domestic and international investors;
- Continuity of management and a seamless transition; and
- Increment to earnings through cost savings and synergies.

A consensus appears to be developing amongst analysts that Lend Lease Group may trade at a prospective 2005 yield in the range of 7.0% to 7.5%.

Ernst & Young Transaction Advisory Services has had regard to the following table that summarise the implied yields based on volume weighted average closing prices for the three months prior to 20 May 2004 for a range of stapled securities and diversified property trusts.

Australian Listed Property Trusts

Company	Market Capitalisation ($ million)	Premium to NTA (%)	Distribution Yield (%) FY2003 (Actual)	FY2004 (Forecast)	FY2005 (Forecast)	Distribution Growth (%) FY2004 (Forecast)	FY2005 (Forecast)
Stapled Securities							
Stockland Trust Group	6,510	51.9%	6.4%	6.7%	7.0%	12.8%	4.7%
Mirvac Group	3,161	52.9%	6.5%	7.2%	7.5%	10.7%	4.7%
Investa Property Group	2,816	11.5%	7.9%	8.4%	8.4%	5.8%	0.6%
Centro Properties Group	2,690	45.4%	6.9%	7.3%	7.6%	11.3%	4.9%
Ronin Property Group	1,016	-0.1%	8.2%	8.6%	8.7%	3.2%	1.0%
James Fielding Group	395	47.1%	7.3%	8.5%	8.6%	3.5%	1.7%
Valad Property Group	243	20.1%	4.6%	10.1%	10.0%	nm	-1.0%
Diversified Property Trusts							
General Property Trust	6,112	11.7%	7.0%	7.1%	7.3%	3.6%	3.2%
Deutsche Diversified Trust	1,135	-0.9%	8.1%	8.0%	8.3%	0.0%	3.2%

Source Company Reports

Note 1 The distribution yield for December year-end entities has been adjusted to a June year-end distribution yield

Note 2 Valad Property listed in December 2002 so June 2003 distribution is only a half-year

nm = not meaningful

Ernst & Young Transaction Advisory Services has considered the characteristics of the broadly comparable stapled entities and property trusts listed above, their outlook and a range of other factors including:

- Ernst & Young Transaction Advisory Services has reviewed trailing yields of major listed property trusts in Australia from 20 May 2004 to 31 August 2004. Our review indicates that trailing yields over the period have generally trended downwards and strengthened over the period as compared with historic yields in the above table;
- GPT was trading at a prospective yield for the 2005 financial year of around 7.3% immediately prior to the announcement of the Original Merger Proposal;
- The yield for the stapled securities and listed property trusts generally rose and weakened as a result of the Westfield merger announcement on 22 April 2004, as investors sought to increase their exposure to the Westfield entities by diverting funds invested in other listed property trusts. The selling pressure experienced by those other entities tended to cause reductions in price and increases in yield;
- The market generally considers Stockland and Mirvac to be the most comparable entities to Lend Lease Group as each has a stapled structure, a similar mix of active or development earnings and investment income, a diversified portfolio of property assets and reasonable scale. These entities were trading at prospective yields for the 2004 and 2005 financial years in a range of 6.7% to 7.0% and 7.2% to 7.5% respectively as at 20 May 2004. GPT, as a consequence of its high quality property portfolio, has one of the most defensive income streams in the Listed Property Trust sector. GPT's office portfolio is predominantly comprised of premium/A grade and its retail portfolio is predominantly regional and super regional retail centres. This is reflected in the lower capitalisation rate as at 31 December 2003 of GPT of 7.8% as compared with Stockland's 8.5% and Mirvac's 8.3%;

- The shares of Westfield Group were not trading as at 30 June 2004, however at market close on the day of its listing on the ASX (5 July 2004), it was trading at a forecast 2005 dividend yield of 6.8% and traded down to 6.5% during the first week of trading;
- The attributes of Lend Lease Group including its larger scale, capital base and index weighting, superior property portfolio and highly regarded development business, relatively high forecast growth rate, global platform and conservative balance sheet supporting a strong long-term credit rating; and
- Other Australian listed stapled securities are generally trading on forecast yields in excess of Stockland and Mirvac, with the exception of Centro Properties Group that has the highest exposure to retail property (which generally supports a lower yield, all else being equal).

Ernst & Young Transaction Advisory Services has estimated the anticipated value of a Lend Lease Group security to be in the range of $11.09 to $12.21 (inclusive of the special franked dividend of 23.8 cents per share). This estimate is premised on the pro forma forecast distribution of 81.4 cents for the year ending 30 June 2005 and a distribution yield range of between 6.8% and 7.5%.

The Merger Ratio was established by a Lend Lease closing price of $10.75 on 20 May 2004. However in comparing the relative value of a Lend Lease Group security, the Lend Lease closing price of $10.75 needs to be adjusted for the value of the special fully franked dividend of $95 million (at 23.8 cents per share).

As indicated in the table below, the relative analysis indicates that Lend Lease shareholders will experience an uplift in equity value of between $0.34 and $1.46 per share on a distribution yield range of 6.8% to 7.5%.

Uplift in Relative Value

Lend Lease Group								
- Indicative Yields (%)	6.8	6.9	7.0	7.1	7.2	7.3	7.4	7.5
- forecast 2005 distribution (cents/unit)	81.4	81.4	81.4	81.4	81.4	81.4	81.4	81.4
- Implied Lend Lease Group Security Price	11.97	11.80	11.63	11.46	11.31	11.15	11.00	10.85
Special Dividend (Note 1)	0.24	0.24	0.24	0.24	0.24	0.24	0.24	0.24
	12.21	12.04	11.87	11.70	11.55	11.39	11.24	11.09
Lend Lease Share Price 20 May	10.75	10.75	10.75	10.75	10.75	10.75	10.75	10.75
Uplift ($)	1.46	1.29	1.12	0.95	0.80	0.64	0.49	0.34
Uplift (%)	14%	12%	10%	9%	7%	6%	5%	3%

Note 1: For the purpose of the above table, the special dividend to the Lend Lease shareholders of 23.8 cents has been rounded to 24 cents

Ernst & Young Transaction Advisory Services notes that a yield exceeding approximately 7.7%, in the short-term, would indicate that Lend Lease shareholders would experience a lower trading value (inclusive of the special dividend) for the equivalent number of Lend Lease Group securities.

However, Ernst & Young Transaction Advisory Services notes that Westfield Group traded on a post-stapling forecast 2005 yield of 6.8% and if Lend Lease Group was accorded a re-rating and traded at a forecast 2005 yield of 6.8% then its securities would trade at a price of $11.97 or $12.21 taking into account the special dividend of 23.8 cents per share.

The above analysis provides anticipated values for Lend Lease Group securities based on a capitalisation of forecast pro forma distributions for the year ending 30 June 2005. While Lend Lease has not prepared forecasts for Lend Lease Group beyond the year ending 30 June 2005, the rationale of the Proposed Merger is premised on realising synergies, growth, scale and reduced costs of capital, which is anticipated to enable Lend Lease Group to target 7% underlying distributions growth for the years ending 30 June 2006 and 30 June 2007.

It should also be noted that Lend Lease shareholders, as at the Dividend Entitlement Date, will also be entitled to the additional unfranked cash dividend of 32.4 cents per share for the period from 1 July 2004 to 30 November 2004.

6.3 Underlying Value Analysis of Lend Lease

6.3.1 Overview

In estimating the underlying value of Lend Lease, Ernst & Young Transaction Advisory Services has considered information that may not be widely available to the public, including management estimates for discrete business units beyond the year ending 30 June 2005 and management strategies, business plans and outlook. Ernst & Young Transaction Advisory Services is also aware that Lend Lease was trading at a discount to the estimates of underlying value prepared by a number of analysts at the time of the announcement of the Original Merger Proposal.

6.3.2 Valuation Methodologies

There are a number of methodologies available with which to value a business or the shares in a company. The principal methodologies used are as follows:

- Capitalisation of earnings;
- Discounted cash flow;
- Net realisable value of assets; and
- Market based assessments.

Each of these methodologies is appropriate in certain circumstances. The decision as to which methodology to utilise generally depends on the methodology most commonly adopted in valuing the asset in question and the availability of appropriate information.

A discussion of these methodologies is set out in Appendix 3. In relation to the application of discounted cash flow methodology, Appendix 4 sets out the discount rates used.

For the purpose of this analysis Ernst & Young Transaction Advisory Services has applied the following valuation methodologies.

Valuation Methodology	Lend Lease Division
Earnings Based	Bovis Lend Lease, Delfin Lend Lease
DCF Based	Lend Lease Development, Actus Lend Lease, PFI's, Greenwich Peninsula
Asset Based	Chapelfield Norwich, Piers Development Project, The Foundry, REI Co-Investment Income, Real Estate Investment

For the earnings based valuations Ernst & Young Transaction Advisory Services has assessed the level of future maintainable EBITDA and multiples as discussed below.

The DCF based valuations utilise forecast cash flows provided by management and our assessment of appropriate discount rates as discussed below. The forecast cash flows were prepared by management as part of their normal business planning process. While Ernst & Young Transaction Advisory Services has reviewed and discussed the forecast assumptions with management, Ernst & Young Transaction Advisory Services has not audited or verified them.

6.3.3 Lend Lease Valuation Summary

Set out below is a summary of our valuation of Lend Lease by principal business entity as at 30 June 2004. This valuation has been prepared on a portfolio basis, using minority values for each business division. The valuation is not intended to represent a break-up valuation which would take into account factors such as realisation costs and potential tax liabilities that have been ignored in the analysis below.

Ernst & Young Transaction Advisory Services has concluded the total equity value of Lend Lease on a minority basis to be in the range of $4,659 million to $5,601 million, equivalent to a per share value of $11.65 to $14.00.

Lend Lease Valuation Summary

	Reference Section	Low ($ million)	High ($ million)
Bovis Lend Lease	6.3.4	**1,495**	**1,725**
IDB			
Delfin Lend Lease	6.3.5	990	1,080
Lend Lease Development	6.3.6	201	225
Actus Lend Lease	6.3.7	112	120
Other IDB	6.3.8	516	546
Total IDB		**1,819**	**1,971**
REIT			
Real Estate Investment	6.3.9	130	315
REI Co-Investment	6.3.9	1,398	1,553
Total REIT		**1,528**	**1,868**
Total enterprise value		**4,842**	**5,564**
Corporate			
Group Services	6.3.10	(750)	(675)
Group Treasury	6.3.11	(23)	(23)
Total Corporate		**(773)**	**(698)**
Other			
Receivables (IBM GSA)	6.3.12	80	80
ATO - Westpac shares	6.3.13	-	85
Value of capital and revenue taxation losses	6.3.14	20	80
Total Other		**100**	**245**
Net cash (debt) as at 30 June 2004	6.3.15	**490**	**490**
Equity Value		**4,659**	**5,601**
Shares on issue (million)		400	400
Value per share ($ rounded)		**11.65**	**14.00**

Lend Lease is forecast to earn, on a stand alone basis for the year ending 30 June 2005, 77.6 cents per share (pre amortisation). Based on the above valuation range, this equates to an implied 2005 price-earnings multiples as set out in the table below.

Implied Price-Earnings Multiples

	Forecast Earnings per Share (cents)	Price-Earnings Multiples	
		Low	High
Valuation Range per share ($)		11.65	14.00
Year ending 30 June 2005 (pro forma forecast)	77.6	15.0x	18.0x

The above multiples are at the high end of the range of observed trading multiples for comparable companies operating in similar markets to Lend Lease. Ernst & Young Transaction Advisory Services notes that this range of theoretical values represent a premium to the price at which Lend Lease shares traded both pre and post 20 May 2004, while the range overlaps the prices at which a Lend Lease Group security is anticipated to trade based on the analysis in this report.

Our review of analyst reports indicates that Lend Lease shares have traded at a discount to analyst valuations over the recent past. In our view this reflects:

- The high values attributed in our sum of the parts valuation to REI co-investment assets, which predominantly earn lower risk passive income;
- The short-term earnings profiles of Actus Lend Lease and PFIs;
- The performance of Lend Lease over the period 2001 to 2003, punctuated by profit downgrades and write downs associated with the REI businesses in the United States; and
- Uncertainty regarding the future strategic direction of Lend Lease.

Accordingly, based on the preceding analysis, a Lend Lease Group security is anticipated to have a higher market value, if the Proposed Merger is implemented, than the market prices at which Lend Lease shares traded in the period prior to the announcement of the Original Merger Proposal.

6.3.4 Bovis Lend Lease

In determining an appropriate methodology with which to value Bovis Lend Lease, Ernst & Young Transaction Advisory Services has considered the nature of the operations of the business. Ernst & Young Transaction Advisory Services has determined that the capitalisation of earnings methodology is the most appropriate method of valuing the Bovis Lend Lease business, by applying an EBITDA multiple to maintainable earnings. The primary factors for adopting this valuation method are:

- Existence of comparable Australian and international listed companies;
- Availability of market information;
- Availability of a detailed business plan and forecast financial information provided by Lend Lease; and
- Profile of the business.

Maintainable Earnings

Below Ernst & Young Transaction Advisory Services summarises the actual EBITDA for Bovis Lend Lease for the two years ended 30 June 2004 and the forecast EBITDA for the year ending 30 June 2005.

Bovis Lend Lease Maintainable Earnings

	Actual 2003 ($ million)	Actual 2004 ($ million)	Forecast 2005 ($ million)
EBITDA	262	182	229
Normalisation adjustments	-	-	-
Adjusted EBITDA	262	182	229

Source: Lend Lease

The following comments are related to the actual and forecast EBITDA of Bovis Lend Lease:

- EBITDA declined by approximately 30% in the year ended 30 June 2004, primarily due to a number of external loss making projects in Australian, being one commercial project in Melbourne, and residential developments, which resulted in a $55 million after tax loss; and
- Forecast EBITDA for the year ending 30 June 2005 is underpinned by Bovis Lend Lease securing hospital PFIs in the United Kingdom, continued progress on its strong backlog of secured work, a reduced contribution from projects and strategic investments in areas such as healthcare, sports and government sectors and higher operating costs in the United States. The result is also impacted by the anticipated decline in the telecommunications boom in Japan, although EBITDA for these types of projects is expected to remain above normalised levels until the year ending 30 June 2006.

Based on the timing of the Proposed Merger, current market conditions and the budget for Bovis Lend Lease for the year ending 30 June 2005, Ernst & Young Transaction Advisory Services believes the most appropriate basis for the maintainable EBITDA is the forecast EBITDA for the year ending 30 June 2005. Accordingly, Ernst & Young Transaction Advisory Services has concluded that the maintainable EBITDA of Bovis Lend Lease is in the order of $230 million.

Capitalisation Multiple

In assessing an appropriate EBITDA multiple to apply to the maintainable earnings, Ernst & Young Transaction Advisory Services has had regard to the forecast 2005 EBITDA multiples of comparable companies, including Australian and international developers and contractors as set out below.

BOVIS COMPARABLE TRADING MULTIPLES

	EBITDA Multiple (times)		
Company	FY2003 Actual	FY2004 Estimates	FY2005 Forecast
AUSTRALIAN COMPANIES			
Downer EDI Limited	5.4	5.1	4.9
Leighton Holdings Limited	3.5	4.1	3.4
Transfield Services Limited	15.9	12.9	11.9
United Group Limited	9.9	8.4	7.5
Lowest	**3.5**	**4.1**	**3.4**
Highest	**15.9**	**12.9**	**11.9**
Simple Average	**8.7**	**7.6**	**6.9**
Weighted Average	**7.6**	**6.8**	**6.2**
Median	**7.6**	**6.8**	**6.2**
INTERNATIONAL COMPANIES			
ACS Actividades Cons Y Serv	9.5	6.3	5.6
Aecon Group Inc	na	7.7	6.1
Amec Plc	5.7	5.7	5.4
Balfour Beatty Plc	5.3	5.2	4.9
Bilfinger Berger AG	3.7	3.4	3.1
Bouygues	5.5	5.1	4.7
Eiffage	5.0	4.9	4.6
Fluor Corp	9.4	8.9	8.1
Fomento De Construc Y Contra	5.9	5.4	5.1
Grupo Ferrovial	14.6	11.1	10.5
Hochtief AG	1.7	1.6	1.5
Jacobs Engineering Group Inc	9.6	8.9	8.0
ROK Property Solutions Plc	7.7	6.3	5.7
Serco Group Plc	16.9	15.4	14.1
Skanska AB	3.8	5.3	5.1
Vinci SA	5.5	5.3	5.1
Lowest	**1.7**	**1.6**	**1.5**
Highest	**16.9**	**15.4**	**14.1**
Simple Average	**7.3**	**6.7**	**6.1**
Weighted Average	**5.9**	**6.2**	**5.6**
Median	**5.7**	**5.6**	**5.3**

Sources: Annual reports, broker reports as at 30 June 2004

The following is noted in relation to the EBITDA multiples calculated for the comparable companies:

- The trading EBITDA multiples of Leighton Holdings Limited are generally lower than those of other comparable companies. This is primarily due to the capital requirement of Leighton Holdings Limited's contract mining business. We note that the EBIT and price earning multiples of Leighton Holdings Limited are in line with other comparable companies;
- The operations of a considerable number of the comparable companies are relatively more diversified than Bovis Lend Lease, with non-construction activities such as facilities

management, waste management and infrastructure operations. As a result, the risk profile and growth potential of the comparable companies may be different to Bovis Lend Lease. Conversely, Bovis Lend Lease's capital structure reflects a lower risk capital profile than many of the comparable companies. As a consequence this may in part offset the diversification discount that would otherwise be applied when estimating an EBITDA multiple to apply to the maintainable earnings of Bovis Lend Lease; and

- The risk profile of Bovis Lend Lease in terms of fee for service income reflects a lower risk profile than competitors who derive fees predominately from lump sum contracting work. The premium that would be applied when estimating a multiple for Bovis Lend Lease to reflect lower operating risk may also offset any discount applied for lack of income diversification.

Taking into account the inherent risk profile of Bovis Lend Lease, the extent to which earnings are diversified and the operations and risk profile of key comparable companies, Ernst & Young Transaction Advisory Services considers a forecast EBITDA multiple range of 6.5 times to 7.5 times to be appropriate to value Bovis Lend Lease.

Bovis Lend Lease Valuation

Based on maintainable EBITDA of $230 million and a range of capitalisation multiples of 6.5 times to 7.5 times, Ernst & Young Transaction Advisory Services has assessed the value of Bovis Lend Lease to be in the range of $1,495 million and $1,725 million as at 30 June 2004.

6.3.5 Delfin Lend Lease

In determining an appropriate methodology to value Delfin Lend Lease, Ernst & Young Transaction Advisory Services has considered the nature of the operations of the business. Ernst & Young Transaction Advisory Services has determined that the capitalisation of earnings methodology is the most appropriate method of valuing the Delfin Lend Lease business, by applying an EBITDA multiple to maintainable earnings. The primary factors for adopting this valuation method are:

- Existence of comparable Australian listed companies;
- Availability of market information;
- Availability of a detailed business plan and forecast financial information provided by Lend Lease; and
- Growth profile of the business.

Maintainable Earnings

Below Ernst & Young Transaction Advisory Services summarises the actual EBITDA for Delfin Lend Lease for the two years ended 30 June 2004 and the forecast EBITDA for the year ending 30 June 2005.

Delfin Lend Lease Maintainable Earnings

	Actual 2003 ($ million)	Actual 2004 ($ million)	Forecast 2005 ($ million)
EBITDA	62	98	90
Normalisation adjustments	(16)	-	-
Adjusted EBITDA	46	98	90

Source: Lend Lease

The following comments are related to the actual and forecast EBITDA of Delfin Lend Lease:

- The historical growth profile of Delfin Lend Lease has been driven by its ability to capitalise on buoyant market conditions driven by market leadership, geographical diversification, including the ability to consistently release developed land lots over the two years ended 30 June 2004, which is expected to continue across the year ending 30 June 2005;
- The EBITDA forecast for the year ending 30 June 2005 indicates that EBITDA is expected to decline by 8.2%. The expected decline incorporates the impact of the transfer of the Twin Waters and North Shore projects from Delfin Lend Lease to Lend Lease Development at the beginning of the year ending 30 June 2005. The Twin Waters and North Shore projects contributed approximately $19.9 million in EBITDA during the year ended 30 June 2004; and
- If the impact of the Twin Waters and North Shore projects are isolated, the growth rate in Delfin Lend Lease EBITDA is expected to be 16% for the year ending 30 June 2005.

Ernst & Young Transaction Advisory Services has adjusted the EBITDA for the year ended 30 June 2003 to reflect an abnormal gain amounting to $16 million which was related to the divestment of the North Lakes project.

Based on the timing of the Proposed Merger, current market conditions and the forecast for Delfin Lend Lease for the year ending 30 June 2005, Ernst & Young Transaction Advisory Services believes the most appropriate basis for the maintainable EBITDA is the forecast EBITDA for the year ending 30 June 2005. Accordingly, Ernst & Young Transaction Advisory Services has concluded that the maintainable EBITDA of Delfin Lend Lease is in the order of $90 million.

Capitalisation Multiple

In assessing an appropriate EBITDA multiple to apply to the maintainable earnings, Ernst & Young Transaction Advisory Services has had regard to the forecast 2005 EBITDA multiples of comparable Australian companies as set out below.

DELFIN COMPARABLE TRADING MULTIPLES

	EBITDA Multiple (times)		
Company	FY2003 Actual	FY2004 Estimates	FY2005 Forecast
AUSTRALIAN COMPANIES			
Australand Property Group Limited	12.8	12.8	10.3
FKP Limited	12.2	8.3	7.2
Mirvac Group Limited	13.0	11.2	12.1
Stockland	23.8	13.8	13.0
Lowest	**12.2**	**8.3**	**7.2**
Highest	**23.8**	**13.8**	**13.0**
Simple Average	**15.5**	**11.5**	**10.7**
Weighted Average	**13.0**	**11.2**	**9.7**
Median	**12.9**	**12.0**	**11.2**

Sources: Annual reports, broker reports as at 30 June 2004

In the absence of a comparable company solely devoted to residential development, market consensus is that Stockland Trust Group and Australand Holdings are the most comparable to Delfin Lend Lease.

Ernst & Young Transaction Advisory Services understands that the majority of Stockland Trust Group's earnings are derived from investment in commercial property, which are considered to be more secure and have lower growth than its development business. If the property investments were valued on a yield basis, it may imply the property investment business is trading at a higher multiple than the non property investment businesses.

Approximately 65% of Australand Holding's earnings are derived from the development business.

Ernst & Young Transaction Advisory Services has taken into consideration the following factors in assessing a capitalisation multiple to value Delfin Lend Lease:

- The inherent risk profile of Delfin Lend Lease;
- The extent to which earnings are diversified;
- The size of its backlog and therefore the stability of future earnings; and
- The operations and risk profile of key comparable companies.

Based on the foregoing, Ernst & Young Transaction Advisory Services considers a forecast EBITDA multiple in the range of 11.0 times to 12.0 times to be appropriate to value Delfin Lend Lease.

Delfin Lend Lease Valuation

Based on maintainable EBITDA of $90 million and a range of capitalisation multiples of 11.0 times to 12.0 times, Ernst & Young Transaction Advisory Services has assessed the value of Delfin Lend Lease to be in the range of $990 million and $1,080 million as at 30 June 2004.

6.3.6 Lend Lease Development

Ernst & Young Transaction Advisory Services has determined that the discounted cash flow methodology is the most appropriate methodology to value Lend Lease Development. The primary factors for adopting this valuation method are:

- Relatively inconsistent earnings of the business;
- Considerable increase in the number of projects in the forecast period; and
- Availability of detailed long-term forecast financial information provided by Lend Lease.

Management has provided forecast annual cash flows for Lend Lease Development's existing projects on an ungeared, after tax basis for the period until 30 June 2020. Ernst & Young Transaction Advisory Services has discounted these cash flows using an after-tax WACC in the range of 8.5% to 9.5% (see Appendix 4). Ernst & Young Transaction Advisory Services has adjusted the net present value by adding the proceeds due from the sale of Lend Lease Development's interest in Fox Studios Entertainment Precinct and subtracting the value of capitalised overheads not reflected in the forecast cash flows.

Based on the above, Ernst & Young Transaction Advisory Services has assessed the value of Lend Lease Development, after adjusting for required working capital, to be in the range of $201 million and $225 million as at 30 June 2004.

6.3.7 Actus Lend Lease

Ernst & Young Transaction Advisory Services has determined that the discounted cash flow methodology is the most appropriate methodology to value Actus Lend Lease. The primary factors for adopting this valuation method are:

- Relatively inconsistent earnings of the business;
- Increase in the number of projects in the forecast period; and
- Availability of detailed long-term forecast financial information provided by Lend Lease.

Management has provided forecast annual cash flows for Actus Lend Lease reflecting the awarded projects, projects in the preferred bidder status and future projects based on a historic win success ratio. The cash flows are on a geared, after tax basis for the period until 30 June 2060, when all projects are expected to conclude. Ernst & Young Transaction Advisory Services has discounted the cash flows relating to awarded and preferred bidder status projects using a WACC in the range of 9.0% to 9.5% (see Appendix 4); and future projects using higher discount rates in the range of 11.5% to 26.0% to reflect the relative uncertainty in securing these projects.

These cash flows have been valued in the range of $112 million to $120 million as at 30 June 2004.

6.3.8 Other IDB

Other IDB projects include the following:

- PFIs;
- Greenwich Peninsula Development;
- Piers Development Project, San Francisco;

- Chapelfield, Norwich; and
- The Foundry.

Ernst & Young Transaction Advisory Services has determined that the discounted cash flow methodology is the most appropriate methodology to use in valuing the PFIs and Greenwich Peninsula Development. The primary factors for adopting this valuation method are:

- Relatively inconsistent growth profile of the projects;
- High degree of variability in forecast cash flows;
- Lack of comparable Australian and international listed projects/companies; and
- Availability of detailed long-term forecast financial information provided by Lend Lease.

PFIs

Management has provided forecast cash flows for Lend Lease's equity investments in awarded and preferred bidder status PFI projects on a geared, post tax basis. The PFI projects have various terms, with the longest dated PFI having a concession close in the year ending 30 June 2043. The aggregate of the cash flows for all awarded and preferred bidder status PFI projects is $1,176 million. Ernst & Young Transaction Advisory Services has discounted these cash flows using an after-tax cost of equity in the range of 10.0% to 11.0% (see Appendix 4). Based on the above, Ernst & Young Transaction Advisory Services has assessed the value of these equity cash flows to be between $66 million and $84 million.

In addition to the equity cash flows from the PFI projects, under the terms of the agreements, Lend Lease is also to receive fees for facilities management of the projects. Management has provided forecast cash flows in respect of these fees on a real, ungeared basis. The aggregate of the cash flows for facilities management of all PFI projects is $127.5 million. Ernst & Young Transaction Advisory Services has discounted these cash flows using a real after-tax WACC in the range of 6.5% to 7.5% (see Appendix 4). Based on the above, Ernst & Young Transaction Advisory Services has assessed the value of these facilities management cash flows to be between $38 million and $44 million as at 30 June 2004.

Greenwich Peninsula Development

Management has provided forecast cash flows for Lend Lease's interest in the Greenwich Peninsula Development on a geared, post tax basis for the period until 30 June 2023, being when the project is substantially completed. The aggregate of these cash flows is $259.4 million over the period. Ernst & Young Transaction Advisory Services has discounted these cash flows using an after-tax cost of equity in the range of 10.0% to 11.0% (see Appendix 4). The assessed value of the cash flows is between $64 million and $68 million as at 30 June 2004.

Chapelfield, Norwich

Chapelfield, Norwich was forward sold to Capital Shopping Centres PLC on 14 May 2002. The book value of the property as at 30 June 2004 was $316 million, which is supported by an independent valuation completed by Knight Frank as at 30 June 2002. There have been no material changes since

June 2002, which would materially affect this valuation. The market value of Chapelfield is equivalent to its tax cost base and accordingly no tax adjustment is required.

Piers Development Project, San Francisco

The Piers Development Project, San Francisco was independently valued in June 2002 at $27 million, which materially reflects the market value as at 30 June 2004. Net of tax expense that would be incurred if the investment were to be realised at 30 June 2004, the adjusted value is $24 million.

The Foundry Project

Lend Lease's 50% interest in The Foundry Project is subject to offers from listed U.S. Real Estate Investment Trusts. The transaction is subject to due diligence and regulatory and other approvals. Ernst & Young Transaction Advisory Services has adopted a range of values of $8 million to $10 million which is net of any tax expense that would be incurred if the Foundry Project was realised at 30 June 2004.

Summary of Valuation Results for Other IDB

Ernst & Young Transaction Advisory Services summarises the above valuation outcomes in the table below.

Lend Lease (Other IDB) - Summary of Valuation Results

	Low ($ million)	High ($ million)
PFIs	104	128
Greenwich Peninsula	64	68
Chapelfield, Norwich	316	316
Piers Development Project	24	24
The Foundry Project	8	10
Total Other IDB	**516**	**546**

6.3.9 Real Estate Investment Services

In determining an appropriate methodology with which to value REI, Ernst & Young Transaction Advisory Services has considered the nature of the operations of the business. Ernst & Young Transaction Advisory Services has applied different approaches to valuing segments of REI as follows:

- Management services, encompassing asset management, funds management and property management. These businesses have been valued under alternative scenarios – the high scenario on the basis that these businesses are ongoing and remain under the stewardship of Lend Lease on the current terms and conditions; and low scenario of 1% of funds under management on the basis that the appropriate arrangements are not retained by Lend Lease and, Lend Lease is unable to obtain an appropriate value for these businesses from an alternative party. It should be noted that an alternative party may be willing to attribute appropriate value to the knowledge, skills and experience of Lend Lease personnel providing services to the businesses.

  The high end of the valuation range has been arrived at using the following approach:

  - In regard to the management rights for GPT and Australian Prime Property Fund, Ernst & Young Transaction Advisory Services has relied on independent valuations prepared for financial reporting purposes, which amount to $215 million. In regard to other funds Ernst & Young Transaction Advisory Services has valued management rights using a combination of 2% of funds under management as at 30 June 2004 and six times 30 June 2004 net profit after tax;

- Lend Lease Retail has been valued using a price-earnings approach; and
- Related unallocated corporate overheads have been capitalised using a price-earnings multiple and subtracted from the total.

Based on the above, the Management Services segment has been valued in the range of $130 million to $315 million; and

- Investments and co-investments in direct property, which includes Lend Lease's interest in Bluewater and King of Prussia, and interests in investment funds. All investments and co-investments have been valued based on their net realisable values, net of any tax expense that would be incurred if the investments and co-investments were realised at 30 June 2004, and net of any related finance lease liabilities. The aggregate value of investments and commitments as at 30 June 2004 were $1,398 million to $1,553 million respectively.

6.3.10 Group Services

Lend Lease incurs corporate overheads which it does not fully allocate to its business units. Management has advised that these overheads relate to unallocated head office costs. Ernst & Young Transaction Advisory Services has assessed Lend Lease's maintainable level of corporate overheads having regard to the actual overheads for the two years ended 30 June 2004 and forecast overheads for the year ending 30 June 2005.

Ernst & Young Transaction Advisory Services has determined a maintainable level of corporate overheads on an EBITDA basis to be $75 million. Ernst & Young Transaction Advisory Services has capitalised these maintainable overheads using the implied weighted average EBITDA multiple for the business divisions of 9.0x to 10.0x arriving at a value of a negative adjustment to the sum of parts valuation in the range of $675 million to $750 million.

6.3.11 Group Treasury

Lend Lease uses forward foreign exchange contracts to hedge a proportion of forecast revenue and gross profit margin from foreign operations. Lend Lease's hedging programme has been valued based on the net mark to market value of its forward exchange contracts as at 30 June 2004. As at 30 June 2004, the net mark to market value of the forward exchange contracts was $3.5 million in accordance with Lend Lease's audited financial statements. In addition, the mark to market of Lend Lease's debt and derivatives associated with their debt was negative $26 million resulting in a overall valuation adjustment of negative $22.5 million. It should be noted that these amounts vary on an on-going basis.

6.3.12 IBM Global Services Deferred Settlement

Lend Lease announced on 28 August 2003 that it had sold its 23% interest in IBM Global Services Australia, a leading provider of IT services in Australia, to IBM Australia Limited for a total of $160 million. Under the terms of the agreement, Lend Lease was entitled to $80 million of this amount on completion of the sale (which occurred on 5 September 2003), and the remaining $80 million due in approximately 12 months from the date of sale. For the purpose of our valuation, Ernst & Young Transaction Advisory Services has included the deferred settlement of $80 million as a surplus asset.

6.3.13 Australian Taxation Office – Westpac Shares

Included in other non current assets is $95.3 million, which was paid during the 2003 financial year to the Australian Taxation Office (ATO) in relation to an amended assessment issued to an Australian subsidiary for the year ended 30 June 1996. The amended assessment relates to the forward sale of 100 million Westpac shares to County Natwest Securities Australia Limited and includes the payment of additional company tax of $40.7 million, penalties of $20.3 million and interest of $34.3 million. Lend Lease is disputing the assessment. Lend Lease's objection was disallowed and the matter has been appealed to the Federal Court. Lend Lease continues to regard its tax treatment of the transaction as proper. Ernst & Young Transaction Advisory Services has assigned a valuation range of $nil to $85 million (adjusted for the tax deductibility of the interest component) for the purposes of the valuation.

6.3.14 Value of Capital and Revenue Taxation Losses

Lend Lease has estimated capital losses amounting to $120 million in Australia and revenue losses amounting to $594 million in the United States and Australia as at 30 June 2004. The utilisation of these losses is dependent upon future assumptions as to the source and estimates of future taxable income, the use of the losses, gearing, applicable taxation law and other factors as at 30 June 2004.

Taking into account the above factors, Ernst & Young Transaction Advisory Services has adopted a value range for these estimated tax loss between $20 million and $80 million.

6.3.15 Net Cash

In order to calculate the fair market value of a Lend Lease share, Ernst & Young Transaction Advisory Services has added the net cash position of Lend Lease as at 30 June 2004 to the enterprise value of Lend Lease calculated above.

The net cash position of Lend Lease as at 30 June 2004 was approximately $490 million which is calculated based on cash less interest bearing liabilities (excluding the finance lease related to Bluewater, Kent amounting to $239 million which has been included as a component of investments and co-investments valuation, refer Section 6.3.9 of this report) and required working capital adjustments.

6.4 Underlying Value Analysis of GPT

Ernst & Young Transaction Advisory Services has based its assessment of the underlying value of GPT on a net tangible assets approach. Ernst & Young Transaction Advisory Services considers this is a suitable approach to value property trusts.

The net book value of GPT as at 30 June 2004 does not necessarily reflect the market value of its portfolio. Part of the reason for this is that, in accordance with the Corporations Act and the Trust Constitution, investment property is only required to be valued independently every three years with the exception where GPTML, being the Responsible Entity, believes there may be a material change in the carrying value of the property. Ernst & Young Transaction Advisory Services notes that approximately 38% of the property portfolio by value has independent valuations that are at least twelve months old as at 30 June 2004.

For the purpose of the assessment, Ernst & Young Transaction Advisory Services:

- Relied on GPT's net tangible assets as at 30 June 2004, being the latest publicly available detailed financial information on GPT;
- Has reviewed (but not audited or carried out any form of due diligence) a sample of the valuations carried out by independent valuers for reasonableness, after considering the standing and reputation of the independent valuers, and scope of engagement;
- Where individual property valuations are not current, Ernst & Young Transaction Advisory Services has reviewed GPTML internal assessments and market evidence, as appropriate; and
- Ernst & Young Transaction Advisory Services has had regard to the premiums at which listed property trusts are trading, on a three month VWAP basis, above net tangible assets as at 30 June 2004. For the purposes of this analysis, Ernst & Young Transaction Advisory Services has had regard to property trusts operating in the office, industrial and retail sectors in Australia. Ernst & Young Transaction Advisory Services notes that there are insufficient listed hotel property trusts in Australia and only one listed diversified property trust.

Taking into account a portfolio premium to reflect the nature of the property assets contained within the GPT portfolio, Ernst & Young Transaction Advisory Services has applied a premium of between 10% and 15% to GPT's stated net tangible assets as at 30 June 2004 to arrive at our assessed underlying value of GPT.

The following table summarises our assessment of underlying value per ordinary unit.

GPT Estimated Market Value

	Low ($ million)	High ($ million)
Net tangible assets attributable to ordinary unitholders as at 30 June 2004	5,524	5,524
Adjustment to net tangible assets as at 30 June 2004	1.10	1.15
Underlying value of GPT	6,076	6,353
Number of ordinary units (000s)	2,017	2,017
Underlying value of GPT per ordinary unit ($)	$3.01	$3.15

7. Assessment of the Proposed Merger

7.1 Approach

Ernst & Young Transaction Advisory Services has had regard to the following commercial and financial issues in assessing the Proposed Merger:

- Anticipated market value of Lend Lease Group relative to the market value and underlying value of Lend Lease;
- Relative underlying value of Lend Lease and GPT;
- Merger Ratio;
- Investment characteristics of Lend Lease Group, including growth in earnings, distributions, changes in net tangible assets and gearing;
- The risk/return profile;
- Scale of Lend Lease Group and its access to capital;
- Alignment of interests with GPT;
- Market profile and liquidity of Lend Lease Group;
- Cost savings arising from the Proposed Merger;
- Credit quality of Lend Lease Group;
- Continuation of the Lend Lease and GPT relationship;
- Alternative courses of action;
- Governance structure of Lend Lease Group;
- Taxation implications for Lend Lease Group and security holders;
- Costs of the Proposed Merger; and
- Forced cash sale of excluded foreign security holders.

Ernst & Young Transaction Advisory Services has assessed whether the likely advantages of the Proposed Merger outweigh the likely disadvantages and whether or not Lend Lease shareholders would be better off if the Proposed Merger were implemented.

7.2 Anticipated Market Value of Lend Lease Group Relative to Lend Lease

The anticipated market value of Lend Lease Group securities (Section 6.2 of this report), in the short-term, is in the range of $10.85 to $11.97 per security. Further, in the three month period leading up to the announcement of the Original Merger Proposal, Lend Lease traded in the range of $9.80 to $10.92.

A component of the Merger Proposal is the payment to Lend Lease shareholders of a special fully franked dividend totalling $95 million (at 23.8 cents per share).

In comparing the price at which Lend Lease shares were trading in the three month period to 20 May 2004 to the anticipated market value of a Lend Lease Group security, the anticipated market value of a Lend Lease Group security needs to be adjusted for the effect of the special fully franked cash dividend.

Anticipated Market Value Relative to Trading History

	Low $	High $
Anticipated value of a Lend Lease Group security	10.85	11.97
Special fully franked cash dividend (Note 1)	0.24	0.24
	11.09	12.21
Share price range 3 months to 20 May 2004	9.80	10.92
Uplift	1.29	1.29

Note 1 For the purpose of the above table, the special dividend to the Lend Lease shareholders of 23.8 cents has been rounded to 24 cents

Inclusive of the Lend Lease special fully franked dividend estimated at 23.8 cents per share this equates to a value per Lend Lease Group security of between $11.09 and $12.21 which represents a premium to the market price of a Lend Lease share of $10.75 immediately prior to the announcement of the Original Merger Proposal. This assessment is based on an assessed forecast distribution yield in the range of 6.8% to 7.5% for the Lend Lease Group, using pro forma consolidated forecast earnings for the year ending 30 June 2005. Ernst & Young Transaction Advisory Services notes that, were Lend Lease Group's distribution yield to exceed 7.7%, then Lend Lease shareholders would experience a lower short-term trading value (inclusive of the special dividend) for the equivalent number of Lend Lease Group securities. It should be noted that Lend Lease shareholders, as at the Dividend Entitlement Date, will also be entitled to the additional unfranked cash dividend of 32.4 cents per share for the period from 1 July 2004 to 30 November 2004.

Lend Lease Shareholders should be aware that Ernst & Young Transaction Advisory Services estimate of the anticipated market value of a Lend Lease Group security is based on the pro forma financial position of Lend Lease Group and the condition in the property trust industry, Australian economy and financial markets as at 20 May 2004. The anticipated market value is subject to changes in the market assessment of Lend Lease Group and the overall state of the market at the time of quotation and beyond and may vary significantly from the prices estimated. Subsequent to our assessment of the anticipated market value as at 20 May 2004 of a Lend Lease Group security, market evidence indicates that trailing yields, which underpin market prices, for major listed property trusts in Australia have strengthened from 20 May 2004 to 31 August 2004. This should provide further comfort on achieving trading range of 6.8% to 7.5%.

The rationale of the Proposed Merger is based on strategic benefits, capturing synergies, enhanced long-term growth prospects, scale and reduced costs of capital. In the short and medium term, the Proposed Merger is anticipated to enable Lend Lease Group to target 7% distributions growth for the years ending 30 June 2006 and 2007.

Ernst & Young Transaction Advisory Services was not provided with any management forecasts beyond 30 June 2005, although material management estimates beyond that date do exist.

The above analysis indicates that Lend Lease Group securities (inclusive of the special fully franked cash dividend) are anticipated to have a higher value (based on the forgoing assumptions) if the Proposed Merger is implemented, than Lend Lease shares were trading in the stock market in the period leading up to the announcement of the Original Merger Proposal.

7.3 Relative Underlying Value Comparison

In order to make an assessment of the relative underlying value comparison Ernst & Young Transaction Advisory Services has applied an Adjusted Merger Ratio to take account buy back and the special distributions that Lend Lease and GPT security holders will be entitled to pursuant to the Proposed Merger.

The market capitalisations of Lend Lease and GPT as at 20 May 2004, immediately prior to the Original Merger Proposal, were $4,333 million and $6,151 million respectively. Ernst & Young Transaction Advisory Services calculates the Adjusted Merger Ratio taking into account the buy back and the following distributions:

- A special fully franked cash dividend of 23.8 cents per share to Lend Lease shareholders amounting to, in aggregate, $95 million; and
- A special distribution per Eligible Unit to GPT unitholders amounting to, in aggregate, $1,311 million and a further distribution of 0.6 cents per unit amounting to, in aggregate, $12.75 million.

Adjusted Merger Ratio

	$ million	Adjusted Merger Ratio
Lend Lease		
Market capitalisation as at 20 May 2004	4,333	
Less: Buyback	(405)	
Less: Special dividend	(95)	
	3,833	44.3%
GPT		
Market capitalisation as at 20 May 2004	6,151	
Less: Special distribution	(1,311)	
Less: Further special distribution	(13)	
	4,827	55.7%

The Adjusted Merger Ratio better reflects the economic contribution by the respective entities security holders, as it takes into account adjustments to the capital bases of both entities in calculating the security holders interest in Lend Lease Group.

The table below shows each entity's underlying contribution to Lend Lease Group based on an underlying value analysis compared to a market capitalisation analysis adjusted for cash distributions under the terms of the Proposed Merger.

Underlying Market Value Contributions

	Underlying Value ($ million)		Underlying Value as a percentage of total		Adjusted Merger Ratio
	Low	High	Low	High	
Lend Lease	4,659	5,601	43.4%	46.9%	44.3%
GPT	6,076	6,353	56.6%	53.1%	55.7%
Total	10,735	11,954	100.0%	100.0%	100.0%

The above table indicates that Lend Lease shareholders on an underlying value basis contribute between 43.4% and 46.9% and on an Adjusted Merger Ratio basis contribute 44.3%. This compares to the ownership share for Lend Lease shareholders of 41% under the Proposed Merger terms. This analysis shows that Lend Lease shareholders economic contribution to the Lend Lease Group reflects a small premium for access to the GPT portfolio and the Lend Lease Group growth opportunities.

The Adjusted Merger Ratio indicates that Lend Lease shareholders economic contribution to Lend Lease Group and interest in Lend Lease Group are reasonably in balance.

In relation to the above analysis, Ernst & Young Transaction Advisory Services notes the following:

- The underlying valuation analysis prepared is based on subjective assumptions as to future maintainable earnings and cash flows, earnings multiples and discount rates, and minority discounts;
- The earnings profile of Lend Lease is more reliant on active earnings and, as a consequence, is more risky than GPT's investment earnings income stream;
- GPT has a high quality investment portfolio and a strong balance sheet; and
- The underlying valuation of Lend Lease attributes a proportion of value to goodwill, whereas the underlying valuation of GPT is predominantly net tangible asset based.

7.4 The Merger Ratio

The terms of the Proposed Merger are:

- Lend Lease shares and GPT units are to be stapled in the ratio of 3.8 GPT units for each Lend Lease share;
- Up to 65.6 cents per unit special cash distribution will be paid to GPT unitholders on implementation; and
- A special fully franked cash dividend of 23.8 cents per share, being in aggregate $95 million.

While arrangements have been established for GPT unitholders to receive cash for their units and thereby not participate in the stapling or participate in the stapling and receive a special distribution, these arrangements do not impact on the fundamental Merger Ratio from a Lend Lease perspective.

Based on Lend Lease's closing price on 20 May 2004 of $10.75, being the price of a Lend Lease share immediately prior to the trading halt, the above terms imply a value of $3.48 per GPT unit based on the share price of Lend Lease immediately prior to the announcement of the Original Merger Proposal of $10.75, cum the special 65 cents cash distribution, or $2.83 ex the special distribution. Based on the assessed forecast distribution yield of 6.8% to 7.5% of Lend Lease Group and the terms of the Proposed Merger, this implies a value in the range of $3.50 to $3.80 per GPT unit.

GPT units traded in the range of $2.92 to $3.12 in the three month period preceding the announcement of the Original Merger Proposal. Accordingly, the terms of the Proposed Merger (implying a value of $3.48 per GPT unit) represents a premium of between 12% and 19% compared to the range of market prices at which GPT traded prior to the announcement of the Original Merger Proposal.

An alternative way to consider the reasonableness of the terms of the Proposed Merger is to consider the implied value of $3.48 per GPT unit as compared with GPT's net tangible assets per unit as at 30 June 2004 of $2.74. The implied value of $3.48 per GPT unit represents a premium of 27% over GPT's per unit net tangible assets as at 30 June 2004.

The graph below depicts the implied premiums of transaction prices over net tangible assets in a selection of recent property trust acquisitions.


Recent Acquisition Premiums to NTA
Acquisition premiums (%)
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
3.0%
18.1%
23.1%
25.2%
28.6%
Principal Office Trust
Property Group)
AMP Shopping Centre Trust (Centro Properties Group)
Colonial First State Property Trust (Commonwealth Bank)
AMP Industrial Trust
AMP Shopping Centre Trust

Source: Company announcements, Analyst reports

Note: Target is first named entity and acquirer is second named entity in brackets

As mentioned above, the terms of the Proposed Merger imply a headline premium of 27% to GPT's net tangible assets per unit as at 30 June 2004. However, Lend Lease shareholders, subject to the approval of the Proposed Merger, will receive a special fully franked dividend totalling $95 million, which is expected to equate to 23.8 cents per Lend Lease share. After taking into account this dividend, the implied premium over GPT's net tangible assets as at 30 June 2004 reduces to approximately 25%. This premium is reasonable as it is:

- In line with premiums paid in other acquisitions within the Listed Property Trust sector as set out in the above table;

- Recognises the quality of GPT's property portfolio; and
- Recognises GPT's strong balance sheet.

Accordingly, in the opinion of Ernst & Young Transaction Advisory Services, this premium is reasonable.

7.5 Investment Characteristics of Lend Lease Group

7.5.1 Stability of Earnings

The effect of the Proposed Merger will change the balance of earnings contribution as between active earnings and investment income. Lend Lease for the year ending 30 June 2005, on a stand alone pro forma basis, is forecast to have a ratio of active earnings to investment earnings of 79%, whereas for Lend Lease Group the ratio of active earnings to investment income, on a pro forma consolidated basis, is forecast to be 29% for the year ending 30 June 2005.

This change is caused by the earnings contribution from GPT. GPT's earnings arise wholly from investment assets. Accordingly, Lend Lease Group will be less dependent on Lend Lease's traditional earnings from Bovis Lend Lease, Delfin Lend Lease and other trading businesses.

This change in the mix of earnings streams means there should be more certainty and less volatility of earnings into the future than Lend Lease would have had on a stand alone basis.

7.5.2 Growth in Earnings

Lend Lease, for the twelve months ending 30 June 2005, on a stand alone basis, is forecast to increase its earnings (pre amortisation) per share by 15.6% (from 67.1 cents per share to 77.6 cents per share).

GPT, for the twelve months ending 30 June 2005, on a stand alone basis, is forecast to increase its earnings (pre amortisation) per unit by 3.7% (from 21.7 cents per unit to 22.5 cents per unit).

As GPT's earnings per unit growth is forecast to be less than that of Lend Lease on a stand alone basis, Lend Lease shareholders will be sharing growth, if the Proposed Merger is implemented, with GPT unitholders.

The forecast financial performance of Lend Lease Group for the year ending 30 June 2005 is set out in Section 3 of the Explanatory Memorandum and is summarised in Section 5.5 of this report. This forecast is premised on the Proposed Merger being approved by security holders. In this event, it is expected that the earnings (pre amortisation) per security (on a like for like basis assuming reinvestment of the Lend Lease special dividend of 23.8 cents per share) for Lend Lease will increase by 4.2 cents or 5.4% in comparison to pre-merger earnings. This is demonstrated in the table below.

Lend Lease Group Earnings per Security (pre amortisation) - Year ending 30 June 2005

	Standalone	Assuming Proposed Merger Approved	Change	
	cents	cents	cents	%
Lend Lease	77.6	81.8	4.2	5.4%

Source: Lend Lease

Note: Lend Lease Group's earnings per security equivalent distributable earnings excluding tax deferred component

As a consequence of a decrease in the ratio of active earnings to investment income and increased levels of distributions, it will be expected that the percentage growth in earnings of Lend Lease Group will be lower than Lend Lease on a stand alone basis for the year ending 30 June 2005.

7.5.3 Growth in Dividends and Distributions

Lend Lease, for the twelve months ending 30 June 2005, on a stand alone basis, is forecast to increase its dividend per share by 6.4% (from 44.0 cents per share for the year ended 30 June 2004 to 46.8 cents per share).

On a per equivalent Lend Lease share basis for the year ending 30 June 2005 the actual distribution of Lend Lease Group is forecast to be 79.9 cents per share. On a pro forma basis, the forecast distribution equates to 81.4 cents per security and 83.2 cents assuming reinvestment of special dividend.

Accordingly, if the Proposed Merger is approved, Lend Lease shareholders who become Lend Lease Group security holders will receive a higher distribution per security in comparison to the equivalent pre-merger forecast distribution.

This is demonstrated in the table below.

Lend Lease Group Pro Forma Distributions per Security - Year ending 30 June 2005

	Standalone	Assuming Proposed Merger Approved	Change	
	cents	cents	cents	%
Lend Lease - actual	46.8	79.9	33.1	70.7%
Lend Lease - pro forma (Note 1)	46.8	81.4	34.6	73.9%
Lend Lease - assuming reinvestment of special dividend (Note 1)	46.8	83.2	36.4	77.8%

Source: Lend Lease

Note 1: Assume Proposed Merger date of 1 July 2004

Note: Stand alone pay out ratio assumed 70%

The increase in distributions arising from the Proposed Merger is largely attributable to the proposed increase in the dividend payout ratio for Lend Lease, with a smaller proportion of the increase due to the benefit of cost savings arising from the Proposed Merger. This is demonstrated in the table below, which analyses the 2005 financial year distribution (assuming the Proposed Merger is approved) into component parts.

Lend Lease Group Pro Forma Forecast 2005 Distribution

Distibution component	Contribution to Distribution (cents)
Standalone Lend Lease forecast distribution	46.8
Distribution increase due to change in payout ratio	20.1
Distribution increase due to other impacts of the Proposed Merger	14.5
Total pro forma distribution	**81.4**

The directors and management intend that Lend Lease Group will target a growth in distributions of 7% per annum until at least the 2007 financial year. Maintaining this level of growth in distributions will depend on the performance of the merged business over the three financial years to 2007, particularly those parts of Lend Lease Group business subject to the most volatility in earnings, such as Bovis Lend Lease. Another important factor in achieving the forecast growth in earnings will be the successful implementation of the cost savings initiatives identified by management.

However, there are a number of factors that might serve to mitigate the risk of the distribution growth of 7% not being achieved, including:

- The Bovis Lend Lease construction contract business accounts for only approximately 8% of the 2005 financial year earnings after tax and before amortisation and interest;
- The number of low yielding assets owned by Lend Lease that could be sold and the proceeds reinvested into relatively higher yielding assets without a significant uplift in risk. For example, there is approximately $341 million invested in operations that have been classified as 'discontinuing' (as at 30 June 2004). These investments relate primarily to former REI businesses in the United States. Most of the funds in which this money is invested are subject to liquidation between 2004 and 2009, with approximately $37 million invested in 'open ended' funds; and
- The large balance of retained earnings that could be used to smooth distributions in the event of earnings volatility.

7.5.4 Net Tangible Asset Backing

As a result of the Proposed Merger, the net tangible asset backing of each Lend Lease Group security will be $6.52, as compared with the net tangible asset backing of each Lend Lease share of $5.32, an increase of 23%. These movements are a result of:

- The Merger Ratio; and
- Lend Lease, prior to the Proposed Merger, trading at a higher premium to net tangible assets per security than GPT.

7.5.5 Gearing

Below Ernst & Young Transaction Advisory Services summarises the effect that the Proposed Merger will have on the gearing of Lend Lease Group. For the purpose of the calculation, gearing has been defined as a percentage of total interest bearing liabilities to total tangible assets.

Lend Lease Group Net Tangible Assets per Security

	Lend Lease Actual Stand Alone 30 June 2004 ($ million)	Lend Lease Group Pro Forma Consolidated 30 June 2004 ($ million)
Total interest bearing liabilities	1,104	4,279
Total assets	7,131	14,533
Goodwill and other intangibles	(694)	(995)
	6,437	13,538
Gearing	17.2%	31.6%

Source: Explanatory Memorandum

As can be observed above, the gearing of Lend Lease Group, on a pro forma consolidated 30 June 2004 basis, increases from 17.2% to 31.6% from Lend Lease on a stand alone basis.

The above gearing calculation does not take into account the change in cash balances. As at 30 June 2004, Lend Lease on a stand alone basis had cash of $1,380 million. This balance, after the inclusion of $53 million of GPT pro forma stand alone cash, reduces to $350 million on a Lend Lease Group pro forma consolidated basis. The primary reasons for this are as follows:

- GPT, on a stand alone basis, with gearing of 29.5% and stand alone pro forma interest bearing liabilities of $2,423 million as at 30 June 2004, is more highly geared than Lend Lease; and
- As a consequence of the Proposed Merger, Lend Lease Group is using the stand alone cash balances and assuming additional liabilities to fund, among other items, the $388 million buy back, the $1,311 million special distribution to GPT unitholders and the special fully franked distribution of $95 million to Lend Lease shareholders.

The consolidated pro forma gearing of Lend Lease Group of 31.6% is within the target range of 25% to 35% established for the Lend Lease Group by Lend Lease but is at the lower end of other listed property trusts.

7.5.6 Risk/Return Profile

The Proposed Merger changes the risk/return profile for Lend Lease shareholders:

- Active earnings will comprise 29% of total income compared with 79% for Lend Lease on a stand alone basis; and
- In addition, from a geographic perspective, the bulk of earnings will be derived from Australian based assets.

Accordingly, Lend Lease Group will be more concentrated in property investments than Lend Lease is currently. In addition, Lend Lease shareholders are swapping a lower yield / higher growth orientated investment for a higher yield / lower growth investment. This change in investment profile may not suit all Lend Lease investors, particularly those growth orientated investors.

7.6 Scale and Access to Capital

The Proposed Merger will create a group with substantial financial capacity and establish Lend Lease Group as a leading Australian listed property group, second only to the recently formed Westfield Group. Lend Lease Group will be the second largest owner of retail assets and high quality office assets in Australia with:

- Pro forma market capitalisation expected to be in excess of $10 billion;
- Pro forma consolidated 2004 total assets of $14.5 billion and net tangible assets of $5.9 billion;
- Pro forma consolidated 2005 forecast net profit after tax and minority interest of $609 million (post amortisation and inter entity eliminations); and
- An expected gearing level of 31.6%, which is within Lend Lease Group's target range of 25% to 35%.

Lend Lease Group will have greater representation in both the S&P/ASX 200 Index and the S&P/ASX 200 Property Trust Index, which combined with a strong credit rating should enhance the ability of Lend Lease Group to access equity and debt capital markets.

In formulating the merger proposal, Lend Lease management considered improved scale and access to capital to be critical for the following reasons:

- Ability to execute and implement major international projects. Securing major projects requires capital commitment, which Lend Lease Group would be able to deliver on a consistent basis;
- Improves access to growth opportunities through acquisitions. Lend Lease has historically achieved growth from previous acquisitions including Bovis Lend Lease in 1999 and Delfin in 2001. Similarly, GPT's success relies on the quality of property acquisitions with appropriate earnings profiles. Greater ability to access capital will enable the combined group to continue to identify and target value accretive acquisitions, compete for quality assets and capitalise on previous experience; and
- Lower funding costs. The proposed merger will enhance the credit quality of Lend Lease, which will position Lend Lease Group to access global debt and equity capital markets and reduce its cost of funding.

Prior to the announcement of the Proposed Merger Lend Lease had a Standard & Poor's credit rating of BBB/A-2. This rating was issued on 25 September 2003. On 25 May 2004 following the announcement of the Proposed Merger, Standard & Poor's issued a press release announcing Lend Lease would be placed on 'CreditWatch with positive implications'.

Standard & Poor's CreditWatch Positive on Lend Lease 'reflects the Company's prospects for a stronger profile boosted by the inclusion of GPT's strong and recurring rental income'. To resolve the CreditWatch, Standard & Poor's announced they would seek to analyse the following:

- The long-term exposure that the stapled entity will have to development activities, in particular the articulated strategy of aligning GPT with future urban residential opportunities;
- Expectations for the composition and quality of the investment portfolio;
- Management's appetite for undertaking development projects in various offshore jurisdictions and the likely future contributions from these operations;
- Future commitments to the various co-investments and undertakings provided by Lend Lease;
- The new financial policy of Lend Lease Group; and
- The ongoing funding of the capital-intensive business of Lend Lease Group.

Standard & Poor's expects that if the merger is successful in its current form, the long-term rating of Lend Lease Group would be either A- or A.

An enhanced credit rating, post merger, should have a positive effect on Lend Lease Group's cost of borrowing as compared with Lend Lease prior to the Proposed Merger. This will enable Lend Lease Group, if required, to increase its leverage as well as providing additional sources and improved terms of debt finance.

7.7 Alignment of Interests with GPT

The benefits from aligning the interests of Lend Lease and GPT include:

- Removal of any potential conflicts between Lend Lease and GPT. Whilst measures were put in place to minimise the impact of any conflicts (e.g. the Code of Conduct, fee structure, independent directors and the Audit and Risk Management Committee), this necessitated a layer of complexity and compliance to ensure that acquisitions were in the best interest of GPT unitholders. The Proposed Merger should:
  - Enhance the speed with which investment decisions can be made, which is important in both competitive bid situations, and when opportunistic acquisition opportunities arise; and
  - Contribute to cost savings; and
- Receive positive market sentiment for the abolition of external management structures in favour of internal structures.

7.8 Market Profile and Liquidity

The market capitalisation of Lend Lease and GPT exceeds $4 billion and $6 billion respectively. As evidenced by the turnover for the 12 months prior to 20 May 2004 (as a percentage of the free float), the trade in the securities of each entity is liquid and both entities are included in key indices.

Trading and Liquidity Analysis

Entity	Market Capitalisation (as at 20 May 2004) $ million	Turnover for the 12 months ended 20 May 2004 as a % of Free Float	Key Index Inclusions
Lend Lease	4,333	114%	S&P/ASX 200 Industrial Index S&P/ASX 200 Real Estate Index
General Property Trust	6,151	82%	S&P/ASX 200 Industrial Index S&P/ASX 200 Real Estate Index S&P/ASX 200 Property Trust Index

Post the Proposed Merger, Lend Lease Group is expected to have a market capitalisation in excess of $10 billion, making it a top 20 entity listed on the ASX (by market capitalisation). The index weighting of Lend Lease Group is expected to increase as demonstrated in the table below.

Lend Lease Group Index Weightings

	Current S&P/ASX 200 Free Float Inclusion %	S&P/ASX200 Index %	S&P/ASX200 LPT Index (post Westfield merger) %
Lend Lease	86	0.6	0
GPT	100	0.9	9.9
Total		1.5	9.9
Combined post merger	94	1.4	14.3
% increase			+44

Source: Lend Lease Proposed Merger presentation dated 24 May 2004

While there is liquidity in Lend Lease shares and GPT units, Ernst & Young Transaction Advisory Services would expect the liquidity of Lend Lease Group securities to be enhanced as a result of the Proposed Merger.

A liquid stock, with the size and scale of Lend Lease Group is likely to attract support from general equity investors, particularly as a top 20 entity listed on the ASX (by market capitalisation). The stock is also likely to benefit from its increased index weighting as those funds with a mandate to invest in the S&P/ASX 200 Property Trust Index buy to increase their weighting.

In the short-term, some investors may sell down their interests in Lend Lease, particularly those growth orientated investors who do not want to invest in a higher yielding/lower growth stock (relative to Lend Lease, generally a higher growth stock).

The cessation of GPT's external management structure may also attract international support, particularly from the United States, where there is anecdotal evidence to suggest a preference for internal management.

7.9 Cost Savings

The Proposed Merger is expected to result in some operating cost savings particularly through the rationalisation of the Lend Lease structure post merger. Potential savings have been identified in such areas as:

- Direct merger synergies;
- Organisational restructuring;
- Relocation of Lend Lease senior management from London to Sydney; and
- General overhead savings.

Management has forecast total cost savings of approximately $60 million after tax per annum, which have been reflected in the pro forma financial forecasts. These savings do not incorporate any revenue synergies. However, management expect to incur approximately $54 million after tax in one off implementation costs. These cost savings represent a benefit of the Proposed Merger, representing approximately 7.7% of net profit before tax.

Management has indicated that considerable cost savings should be achievable regardless of whether the Proposed Merger is approved.

7.10 Continuation of the Lend Lease and GPT Relationship

The Proposed Merger ensures the continuation of the Lend Lease and GPT relationship.

Lend Lease and GPT are already two businesses that work closely together. Lend Lease's objective is to maximise performance of GPT's assets under management and generate income from asset management and integrated development where opportunities exist to improve performance for GPT unitholders.

Lend Lease and GPT are currently linked via Lend Lease's subsidiary's role as GPT's responsible entity, management agreements and joint venture relationships. Lend Lease's direct unit holding in

GPT is only 0.9%, although it has a further relevant interest of 6% as described in Section 4.4.1 of this report.

Since the announcement of the Proposed Merger it has been reported that there is the potential of a bidder(s) to emerge for GPT. At the date of this report Ernst & Young Transaction Advisory Services is not aware of any alternate discussions between GPT and other parties and no offer has been made for GPT securities. In the event the Proposed Merger does not proceed and another party bids successfully for GPT the status quo would most likely be altered. The loss of the GPT relationship would have an impact on Lend Lease's assets, revenues and market presence in Australia.

The estimated implications include:

- Lend Lease would need to write-off the book value of the GPT Management Rights of $45 million as at 30 June 2004. The assessed independent market value of these rights is $127.3 million as at 30 June 2004;
- The market may perceive that Lend Lease has been damaged which could result in analysts downgrading the prospects and valuation of Lend Lease;
- Lend Lease may lose, depending on the successful bidder, future Bovis Lend Lease construction and development revenues. This would not impact pre-contracted revenues but may impact development pipeline growth. It should be noted that if no revenues were forthcoming for the entire 2005 financial year (including pre contracted revenue), based on Lend Lease forecasts, Lend Lease would only suffer a $7 million post tax impact on their forecast for the year ending 30 June 2005;
- In the event of a change in control, the management arrangement between Lend Lease and GPT may be terminated;
- Lend Lease and GPT have a number of joint ventures such as Rouse Hill. These joint ventures have pre-emptive rights such that if control of GPT were to change, Lend Lease has the ability to acquire GPT's interests in the Joint Ventures;
- There are a number of property management agreements in place between GPT and Lend Lease (usually 90 day contracts) whereby Lend Lease manages shopping centres. In the event of a change of control, these agreements may not be renewed. However, GPT is unable to unilaterally terminate management agreements of shopping centres in non wholly owned shopping centres;
- The acquirer, if any, of GPT may offer to acquire GPTML from Lend Lease as there is a value attributable to the knowledge, skills and experience of Lend Lease personnel providing services to GPT and GPT's assets; and
- Management Rights are usually valued on the basis of a percentage of assets under management. It is worth noting the Stockland Group paid AMP $39.3 million for the management agreement when it acquired AMP Diversified Property Trust in June 2003, implying a percentage of assets under management of 2.1%. This transaction would imply a value of approximately $160 million for the GPTML if a similar transaction were negotiated.

Despite the implications noted above from a change in control of GPT, Lend Lease receives fees from other wholesale managed funds in Australia, Singapore and United Kingdom, which have assets under management amounting to $5.8 billion as at 30 June 2004. In the event of a change in control of GPT, there may not be a corresponding reduction in the level of costs relative to revenues lost.

The Proposed Merger ensures the continuation of the GPT/Lend Lease relationship. The GPT relationship is important from Lend Lease's perspective. Not only does Lend Lease earn management fee income streams from GPT but also GPT is an important client and partner of Lend Lease in various projects.

7.11 Alternative Courses of Action

The Proposed Merger evolved pursuant to a strategic review following Mr Clarke's appointment as Chief Executive Officer in December 2002.

As set out in Section 3 of this report, prior to formulating and announcing the Proposed Merger, Lend Lease management undertook a strategic review, which decided to re-focus on Lend Lease's historical strengths. This resulted in the decision to exit from the United States Real Estate Investment Businesses, a cost reduction programme and the divestment of non-core assets, including the divestment of a 23% stake in IBM Global Services Australia, an outsourcing joint venture with IBM and Telstra. Lend Lease also considered alternative strategies, including the break up of the business into its component parts and maintaining the status quo with infill acquisitions to grow the business, but decided to pursue the Proposed Merger with GPT.

To maintain the status quo would be to resist the recent trends in the listed property trust industry – stapling and growth through acquisition. Without the Proposed Merger the GPT relationship would always be at risk from a third party takeover offer for GPT.

The proposed transaction has a number of strategic benefits:

- GPT is extremely well known to Lend Lease and accordingly is a low risk transaction. Lend Lease manages the GPT business and accordingly its assets and liabilities are well understood by Lend Lease;
- Lend Lease is seeking to build on its urban development community business and its shopping centre management business. GPT complements this strategy. The Proposed Merger ensures the retention of Lend Lease's employees skilled in the shopping centre management business;
- The Proposed Merger complements Lend Lease's wholesale funds management businesses. There is overlap of employees who manage both the GPT assets and the wholesale funds assets;
- The Proposed Merger with GPT creates immediate size and funding capability to meet Lend Lease's goals of expanding its United Kingdom urban community development and shopping centre management plans; and
- Scale and access to capital to facilitate long-term growth.

7.12 Governance Structure

The merger between Lend Lease and GPT will be achieved by 'stapling' Lend Lease shares to GPT units to trade as a single security.

Lend Lease and GPT will continue to exist as separate legal entities and Lend Lease shares and GPT units will remain as separate legal assets. Lend Lease shareholders will continue to hold Lend Lease shares and GPT unitholders will continue to hold GPT units.

However, a stapling of Lend Lease shares and GPT units means, among other things that Lend Lease shares and GPT units will trade as one security on the ASX and will not be able to be traded or dealt with separately. For example:

- A transfer of Lend Lease shares can only occur if it is accompanied by a transfer of the same number of GPT units (and vice versa); and
- Any issue, buy back, capital reduction or redemption by Lend Lease of Lend Lease shares can only occur if matched by a corresponding issue, repurchase, capital reduction or redemption of the same number of GPT units by GPT (and vice versa).

Other features of a stapling of Lend Lease shares and GPT units are:

- Lend Lease and GPT will operate essentially as a co-ordinated economic group;
- Lend Lease and GPT will have identical investors (excluding Lend Lease's cross-holding of unstapled units) with an identical proportionate interest in each entity;
- Lend Lease and GPT will have the same directors;
- The Lend Lease and GPT constitutions (together with the Stapling Deed) will ensure that affairs of each entity will be operated in a co-ordinated manner. For example, general meetings of Lend Lease and GPT will be held concurrently, and directors will be elected to the boards of both entities. The Stapling Deed is set out at Annexure C of the Explanatory Memorandum; and
- Stapled Security holders will receive combined reports on Lend Lease Group and one distribution and dividend cheque when a distribution or dividend is paid.

Lend Lease Group will have a widely dispersed register with no one security holder having a controlling interest. In the absence of a controlling security holder, there is the possibility of investors receiving a control premium if a takeover bid for Lend Lease Group was successful at a future point in time post merger.

Whilst a takeover offer is possible, investors need to bear in mind the size of Lend Lease Group post merger and the impediment that could pose for potential acquirers. With a market capitalisation expected to exceed $10 billion post merger, few potential acquirers are likely to have the necessary financial capacity.

The present structure, of separate entities, provides a level of business discipline on each of the entities. This has been recognised in the agreed principles of the Proposed Merger by the adoption of an operating philosophy reflective of an investment management culture consistent with Lend Lease Group's position as a major stapled entity in the listed property trust sector.

7.13 Taxation Implications

7.13.1 Accumulated Tax Losses to 30 June 2004

The Proposed Merger may impact the availability of certain tax losses. The major impact is that prior year tax losses may not be available to be carried forward or the extent to which they can be carried forward is diminished. The quantum of the tax losses will not be known with certainty until the income tax returns for the year ended 30 June 2004 are completed.

As at 30 June 2004, Lend Lease had estimated capital tax losses amounting to $120 million in Australia and revenue tax losses amounting to $594 million in the United States and Australia (gross values). The capital losses primarily arose from the Australian Tax Consolidation regime and the United States revenue losses from the exit of United States REI businesses and financing costs on third party debt. At 30 June 2004 Lend Lease had only recognised $30 million of tax losses (tax effected) in its statement of financial position, as realisation of the balance of the tax losses is not virtually certain.

The United States tax laws relevant to change of control, tax losses and tax deferred balances are extremely complex. In addition, these rules require various valuations of businesses and assets to be undertaken to establish the availability or otherwise of prior year losses and deferred tax balances.

In addition to the above certain jurisdictions require an apportionment of the tax outcomes arising pre and post the date of change of control in the tax year the change actually occurs.

In broad terms, losses arising prior to the change of control are not generally available to either offset net taxable income derived during the period after the change to the year end or otherwise be carried forward after that time.

The tax position as at the time of implementation of the Proposed Merger cannot be reliably estimated at this time. However, for the United States an estimate of $7.7 million has been assessed by management and included in the Proposed Merger costs being the tax effect of losses expected to accrue up to the time of a change of control which will be otherwise subject to the United States limitation rules.

7.13.2 Taxation Consequences for Shareholders in Lend Lease

The taxation consequences of the Proposed Merger are set out in Section 6 of the Explanatory Memorandum which contains the tax report prepared by Greenwoods & Freehills Pty Limited. In any event investors should consult their personal taxation adviser as the tax consequences may be complex. We comment on some specific issues below:

- The creation of Lend Lease Group stapled security should not give rise to a capital gains tax event for Lend Lease shareholders; and
- A fully franked stapling dividend of 0.01 cents per share paid to Lend Lease shareholders will generally be required to be included in the assessable income of Australian resident shareholders together with the amount of the franking credit. Whilst taxpayers on a marginal rate of more than 30% will have to pay further tax, the amount should be minimal. Non-resident Lend Lease shareholders will generally not be assessable on the fully franked stapling dividend and this fully franked dividend will not be subject to withholding tax.

There are however several tax consequences arising from the Proposed Merger which could be disadvantageous to some investors in Lend Lease:

- A portion of future distributions to investors will be in the form of franked dividends (being the income stream generated through Lend Lease);
- Each security making up a stapled security is regarded as a separate asset for capital gains tax purposes. As a result, 'pre CGT' shareholders in Lend Lease will not have their 'pre CGT' status in relation to new units that are issued as part of the Proposed Merger to form part of the stapled security. They will become subject to capital gains tax on gains from the Implementation Date of the Proposed Merger in relation to the units issued (but will continue to remain exempt from tax on their pre CGT Lend Lease shares). In this respect, it should be noted that the units acquired as part of the Proposed Merger will initially have low cost bases (0.01 cents each for trust units acquired by Lend Lease shareholders). On sale the total sale price of the stapled security is allocated across the two securities (on a 'reasonable' basis). As a result:
  - The amount allocated to the original pre CGT asset is less than the full value of the stapled security and therefore the CGT exempt gain is diluted; and
  - CGT payable on the gains on the other securities is likely to be substantial.

  This tax will only be payable upon ultimate disposal of the interest in Lend Lease Group and, individuals who do not dispose of their interest in Lend Lease Group within 12 months of the Implementation Date will be eligible for the 50% CGT discount.

  This issue in respect of pre CGT securities can be mitigated by either:

  - Selling these securities and reinvesting in Lend Lease Group securities through the ASX; or
  - Participating in the exchange by sale alternative under the Exchange Sale Facility.

  For pre CGT shareholders in Lend Lease, this sale will be exempt from CGT and the new stapled securities acquired will have a more appropriate allocation of the cost base. However, this does mean that the investor will now become liable to pay CGT on any gains made from the Implementation Date of the Proposed Merger (but again, not payable until ultimate sale);
- Any shareholder in Lend Lease who sells within 12 months of the Implementation Date of the Proposed Merger may be adversely affected in so far as any gain that is attributable to the new units acquired in the stapling process (but not the original securities) will not be eligible for the 50% CGT discount. Given the low cost base of these new securities (see above) the proportion of the gain attributable to these securities could be substantial; and
- Shareholders in Lend Lease who do not participate in the Exchange Sale Facility will initially have a cost base of only 0.01 cents for each of the units acquired in GPT as part of the stapling process. To the extent that GPT distributes tax deferred income as part of the distribution, (which it is expected to do) unitholders will be required to reduce the 0.01 cents cost base and then treat the excess as a taxable capital gain. However, after 12 months from the Implementation Date of the Proposed Merger, the capital gain made by individuals will qualify for the 50% CGT discount.

7.14 Costs of the Proposed Merger

The total costs of the Proposed Merger, if implemented, are expected to be approximately $68 million.

In the event that the Proposed Merger is not implemented, each of Lend Lease and GPT will bear their own costs.

In the event that the Proposed Merger is not implemented, Lend Lease's costs are expected to be approximately $16 million.

7.15 Forced Cash Sale of Foreign Securities

Stapled securities are not being issued to registered foreign security holders other than those resident in New Zealand, the United States or Germany; or who meet criteria set out in Section 11 of the Explanatory Memorandum.

A Sale Facility has been established to enable excluded foreign security holders to receive a cash amount instead of stapled securities. Under the Sale Facility, Lend Lease shares and GPT units held by excluded foreign security holders will be acquired by ABN AMRO Equities and Macquarie Securities respectively, which will participate in the Proposed Merger and be issued with stapled securities, which they will then sell to institutional investors. The excluded foreign security holders will receive cash from ABN AMRO Equities or Macquarie Securities equal to the Adjusted Sale Facility Price.

This may be disadvantageous to excluded foreign security holders as:

- They will have no say in the timing of the sale of the stapled securities that they are entitled to. The time that the stapled securities are sold may not be the best time to sell for individual foreign security holders; and
- They will not be able to retain an exposure to Lend Lease Group unless they purchase stapled securities in Lend Lease Group after the Proposed Merger is implemented.

However, the level of excluded foreign security holders in each of the entities is relatively small.

Appendix 1 - Declarations and Qualifications

Ernst & Young Transaction Advisory Services, which is wholly owned by Ernst & Young holds an Australian Financial Services Licence under the Corporations Act, 2001 and its Representatives are qualified to provide this Independent Expert's Report. The directors and representatives of Ernst & Young Transaction Advisory Services responsible for this Independent Expert's Report have not provided financial advice in the context of the Proposed Merger to Lend Lease.

Prior to accepting this engagement, Ernst & Young Transaction Advisory Services considered its independence with respect to Lend Lease with reference to the ASIC Practice Note 42 titled 'Independence of expert's reports'. In Ernst & Young Transaction Advisory Services' opinion it is independent of Lend Lease and GPT.

Ernst & Young is not the external auditor or taxation advisor to either Lend Lease or GPT. Ernst & Young does, however, provide co-sourced internal audit assistance to Lend Lease and has provided valuation advice with respect to the Tax Consolidation regime, and provided taxation advice from time to time. The above relationships have been disclosed to the Lend Lease Directors prior to commencing this engagement. Subsequent to our engagement Ernst & Young Transaction Advisory Services has provided limited accounting advice to Lend Lease concerning the impact of the International Financial Report Standard on the Proposed Merger. In addition, Ernst & Young has provided advice to GPT in relation to GPT's capacity as landlord of Australia Square.

It is our opinion that our involvement in the above engagements does not impact on our ability to provide an independent and unbiased opinion in the context of the Proposed Merger. Ernst & Young Transaction Advisory Services has no other business relationship with Lend Lease or its directors. Ernst & Young Transaction Advisory Services has put in place procedures to ensure the independence of this Independent Expert's Report is in accordance with ASIC Practice Notes and Policy Statements, and in particular Practice Note 42. Ernst & Young Transaction Advisory Services believes it has adhered to Policy Statements 74 and 75 in so far as they are relevant to independence and the Proposed Merger.

This Independent Expert's Report has been prepared specifically for the shareholders of Lend Lease. Neither Ernst & Young Transaction Advisory Services, Ernst & Young, nor any member or employee thereof undertakes responsibility to any person, other than the shareholders of Lend Lease, in respect of this Independent Expert's Report, including any errors or omissions howsoever caused.

The statements and opinions given in this Independent Expert's Report are given in good faith and the belief that such statements and opinions are not false or misleading. In the preparation of this Independent Expert's Report, Ernst & Young Transaction Advisory Services has relied upon and considered information believed after due inquiry to be reliable and accurate. Ernst & Young Transaction Advisory Services has no reason to believe that any information supplied to it was false or that any material information has been withheld from it. Ernst & Young Transaction Advisory Services has evaluated the information provided to it by Lend Lease as well as other parties, through inquiry, analysis and review, and nothing has come to its attention to indicate the information provided was materially mis-stated or would not afford reasonable grounds upon which to base its Independent Expert's Report. Ernst & Young Transaction Advisory Services does not imply and it should not be construed that it has audited or in any way verified any of the information provided to it, or that its inquiries could have verified any matter which a more extensive examination might disclose.

Lend Lease has provided an indemnity to Ernst & Young Transaction Advisory Services for any claims arising out of any mis-statement or omission in any material or information provided to it in the preparation of this Independent Expert's Report.

Ernst & Young Transaction Advisory Services provided draft copies of this Independent Expert's Report to the Directors and management of Lend Lease for their comments as to factual accuracy, as opposed to opinions, which are the responsibility of Ernst & Young Transaction Advisory Services alone. Changes made to this Independent Expert's Report as a result of this review by the independent directors and management of Lend Lease have not changed the methodology or conclusions reached by Ernst & Young Transaction Advisory Services.

Ernst & Young Transaction Advisory Services will receive a professional fee based on time spent estimated at $725,000 for the preparation of this Independent Expert's Report. Ernst & Young Transaction Advisory Services will not be entitled to any other pecuniary or other benefit whether direct or indirect, in connection with the preparation of this Independent Expert's Report.

Mr Robert Westphal, B Com, FCA, ASIA, Director and Representative of Ernst & Young Transaction Advisory Services and Partner of Ernst & Young, has assumed overall responsibility for the preparation of this Independent Expert's Report. He has been a partner of Ernst & Young for in excess of 20 years. He has over 15 years experience in providing financial advice and valuation advice and has professional qualifications appropriate to the advice being offered.

Mr John Gibson, BSC, MBA, ACA, CBV, ASIA, Director and Representative of Ernst & Young Transaction Advisory Services and Partner of Ernst & Young, has also been involved in the preparation for this Independent Expert's Report. He has been a partner of Ernst & Young for in excess of 12 years. He has over 20 years experience in providing financial advice and valuation advice and has professional qualifications appropriate to the advice being offered.

Ernst & Young Transaction Advisory Services has had regard to relevant ASIC Policy Statements and Practice Notes. It is not intended that the Independent Expert's Report should be used for any other purpose other than to accompany the Booklet sent to Lend Lease shareholders. In particular, it is not intended that this Independent Expert's Report should be used for any other purpose other than as an expression of its opinion as to whether or not the Proposed Merger is in the best interest of shareholders of Lend Lease.

Ernst & Young Transaction Advisory Services consents to the issue of this Independent Expert's Report in the form and context in which it is included in the Booklet to be sent to Lend Lease shareholders.

Appendix 2 – Sources of Information

In reaching its conclusions, Ernst & Young Transaction Advisory Services has considered and relied upon information provided or allowed to be placed on the public record by:

- Lend Lease senior management and Lend Lease directors;
- Lend Lease's legal advisers, Freehills; and
- Taxation advisers to Lend Lease, Greenwood & Freehills Pty Limited, which includes the taxation adviser's report.

In preparing this Independent Expert's Report Ernst & Young Transaction Advisory Services has had regard to the following information:

- The Merger Announcements released by Lend Lease on 24 May 2004, 27 July 2004 and 6 August 2004;
- The materials released for the purposes of the analyst presentation held in Sydney on Wednesday, 23 June 2004;
- Lend Lease's annual reports;
- GPT's annual reports;
- Discussions with and correspondence (including by email) received from Lend Lease management;
- Discussions with and correspondence (including by email) received from legal advisers to Lend Lease, Freehills;
- Lend Lease management's business plan;
- Lend Lease's and GPT's audited financial statements for the periods ending 30 June 2004;
- Draft versions of the Explanatory Memorandum;
- The tax adviser's report relevant to the Proposed Merger provided by Greenwood & Freehills Pty Limited, taxation advisers to Lend Lease;
- Background information on the details of the current Lend Lease Proposed Merger;
- Information sourced from IBIS Enterprise, business industry reports, other company and industry specific information from the internet and annual reports;
- Analyst's reports on Australian and international companies operating in the development and construction industry and the listed property trust sector; and
- Other publicly available information on Lend Lease and other companies in the sector.

The key terms used in this Independent Expert's Report are defined in the Glossary of Terms in Section 13 of the Explanatory Memorandum with the exception of the terms defined in the Glossary to this Independent Expert's Report.

Appendix 3 – Valuation Methodologies

DCF Valuations

DCF valuations are arguably the most technically accurate method of valuing an asset or business. They are particularly suitable to discrete assets with finite lives, such as mine leases or royalty streams. However they suffer from the practical impediment that few companies have prepared cash flow forecasts of sufficient reliability over the necessary long time frame.

DCF valuations involve the calculation in current dollar terms of the present value of the future net cash flows which are forecast to be derived from the asset in question by discounting those cash flows by a discount rate which reflects both the 'time value of money' and the specific investment risk.

When the cash flows to be discounted are 'ungeared', or before deducting the cost of debt finance, the discount rate is referred to as the weighted average cost of capital or 'WACC'. When the cash flows to be discounted are 'geared', or after deducting the cost of debt finance, the discount rate is referred to as the cost of equity. Discount rates may be either before or after taxation depending upon whether the cash flows are before or after taxation respectively.

Earnings Based Valuations

Earnings based valuations involve capitalising the earnings of a business at an appropriate multiple and require consideration of the following factors:

- Estimation of future maintainable earnings having regard to historical and forecast operating results, including sensitivity to key industry risk factors, future growth prospects and the general economic outlook;
- Determination of an appropriate capitalisation rate which will reflect a purchaser's required rate of return, risks inherent in the business, future growth possibilities and alternative investment opportunities; and
- Separate assessment of surplus or unrelated assets and liabilities, being those items that are not essential to producing the estimated future earnings.

This methodology is the most commonly used method for the valuation of industrial companies, which have a proven operating history and a consistent earnings trend. This methodology is not suitable for start-up businesses, which have uneven capital expenditure requirements.

As noted above, this methodology involves capitalising the earnings of a business at a multiple which reflects the risks of the business and the stream of income it generates.

A capitalisation multiple can be applied to either EBIT, EBITDA or NPAT. The use of EBIT and EBITDA multiples is commonly used in valuing businesses for acquisition purposes as it eliminates the effect of gearing which is ultimately in the control of the acquirer.

The acquisition of a proportion of the issued capital of a listed company typically involves a premium for control over the prices indicated by the trading of minority parcels of shares. The premium reflects a number of factors, inter alia, the ability to determine the strategic and management focus of the company, influence on dividend policy, and depending on the level of the shareholding, the ability to block compulsory acquisition and access to the cash flow of the company.

Dividend Based Valuations

Dividend based valuations involve the capitalisation of the estimated future maintainable dividend stream from the investment, using a capitalisation rate which reflects an investor's required rate of return and including a separate assessment of the dividends (if any) flowing from the disposal of any surplus assets and liabilities. Analysts frequently review the dividend yield when assessing the value of a parcel of shares representing a minority shareholding.

Asset Based Valuations

Asset based valuations involve the determination of the net realisable value of the assets used in the business on the basis of an assumed orderly realisation. This value includes an allowance for the reasonable costs of carrying out the sale of assets including taxation and the time value of money. This is not a valuation on the basis of a forced sale where the assets might be sold at values materially different from their Fair Market Value.

Market Comparison Valuations

The market comparison valuation approach is a well-established method that is regularly used and is established by legal precedent. Commonly used methods include a comparison of transactions in shares of the company or similar companies.

Appendix 4 – Discount Rates

The DCF method calculates the value of a business based on the net present value of the future net cash flows the business is expected to produce. The method requires that estimates to be made of the timing and amount of expected future cash flows, and the discounting of those cash flows to a present value at the valuation date by a discount rate that takes into account the time value of money and the risk inherent in achievement of the cash flows. In our discounted cash flow valuations Ernst & Young Transaction Advisory Services has used discount rates that are appropriate to the type of cash flow. In order to discount geared, after tax net cash flows Ernst & Young Transaction Advisory Services has applied a post-tax cost of equity. In order to discount ungeared, after tax net cash flows Ernst & Young Transaction Advisory Services has applied a post-tax WACC. The selection of appropriate discount rates is ultimately a matter of professional judgment.

Required rate of return on equity capital

In order to estimate the required rate of return on equity capital, Ernst & Young Transaction Advisory Services has utilised the CAPM. CAPM is a model for estimating the rate of return required by an equity investor on an investment. The CAPM assumes that an investor holds a large portfolio comprising risk-free and risky investments. The total risk of an investment comprises systematic risk and specific risk. Systematic risk is the variability in an investment's expected return that relates to general movements in capital markets (such as the share market) while specific risk is the variability that relates to matters that are specific to the investment being valued.

The CAPM maintains that specific risk can be avoided by holding investments as part of a large and well-diversified portfolio. The CAPM assumes that the investor will only require a rate of return sufficient to compensate for the additional, non-diversifiable systematic risk that the investment brings to the portfolio. Diversification cannot eliminate the systematic risk due to economy-wide factors that are assumed to affect all securities in a similar fashion. Accordingly, whilst investors can eliminate specific risk by diversifying their portfolio, they will seek to be compensated for the non diversifiable systematic risk by way of a risk premium on the expected return. The extent of this compensation depends on the extent to which the company's returns are correlated with the market as a whole. The greater the systematic risk faced by investors, the larger the required return on capital will be demanded by investors.

The systematic risk is measured by the investment's beta. The beta is a measure of the co-variance of the expected returns of the investment with the expected returns on a hypothetical portfolio comprising all investments in the market ('the market portfolio'): it is a measure of the investment's relative risk. A risk-free investment has a beta of zero and the market portfolio has a beta of one. The greater the non-diversifiable risk of an investment the higher the beta of the investment.

The CAPM assumes that the return required by an investor in respect of an investment will be a combination of the risk-free rate of return and a premium for systematic risk, which is measured by multiplying the beta of the investment by the return earned on the market portfolio in excess of the risk-free rate.

Under the CAPM, the required nominal rate of return on equity (R_e) may be estimated as follows:

$$R_e = R_f + \beta_e(R_m - R_f)$$

Where:

- R_f = the risk free rate;
- $_e$ = the expected equity beta of the investment; and
- $(R_m - R_f)$ = the market risk premium.

Risk Free Rate

In the absence of an official risk free rate, most valuation practitioners adopt the yield on Government Bonds (in the appropriate jurisdiction) of a term matching the cash flow forecast period as a proxy. A more accurate approach would be to use the one-year spot bond rate for each future discounting period. This would avoid possible distortions when a single long-term bond rate is adopted in circumstances in which the yield curve is steeply sloping or the cash flows are significantly front or back ended. However, such forecasts are not readily available and the yield on long dated government bonds are broadly accepted in practice as appropriate substitutes.

Ernst & Young Transaction Advisory Services has used the following risk free rates for the discounted cash flow valuations:

- The yield on Australian 10-Year Government Bonds as at 20 May 2004, being 6.02%;
- The yield on UK 20-Year Government Bonds as at 20 May 2004, being 5.08%; and
- The yield on United States 20-Year Government Bonds as at 20 May 2004, being 5.47%.

Market Risk Premium

The market risk premium represents the additional return an investor expects to receive to compensate for additional risk associated with investing in equities as opposed to assets on which a risk free rate of return is earned.

The market risk premium refers to investor's expectations about returns required to compensate them for investing in risky assets. However, such expectations are not observable and so historical returns are examined as a guide to future expectations. This implicitly assumes that the historical risk premium measured over many decades will provide an estimate of the future premium.

Generally, most estimates for the market risk premium fall within a range of approximately 4% to 8%. However, investor's expectations of the premium can change as the market fluctuates and perceptions of the riskiness of equities change.

Ernst & Young Transaction Advisory Services has adopted a market risk premium of 6% for the purposes of the valuation.

Beta

The beta measures the expected relative risk of the equity in a company. The choice of the beta requires judgement and necessarily involves subjective assessment as it is subject to measurement issues and a high degree of variation. Accordingly, sector averages may present a more reliable beta figure rather than placing reliance on the beta of any one particular comparable company.

Beta can be expressed as an equity beta, which includes the effect of gearing on equity returns, and as an asset beta, which removes the impact of gearing. The asset beta will be lower than the equity beta for any given investment, with the extent of the difference dependent on the level of debt in the capital structure. The greater the level of gearing, the greater is the risk faced by equity holders (as debt holders have a contractual right of return and so first claim on the operating income). Accordingly, for a given asset beta, the equity beta will increase as the level of gearing increases.

The asset beta provides a fundamental reflection of business risk as it refers to the riskiness of returns on the asset, rather than returns to equity holders. Hence, asset betas can be compared across asset classes independent of the impact of the financial structure adopted by the owners of the business.

Where there is publicly available evidence of the equity betas for companies with comparable risk profiles to the business being valued, those betas may be useful in forming a view of an appropriate equity beta for the subject business. Ernst & Young Transaction Advisory Services has analysed listed companies in Australia, the United Kingdom and the United States involved in property development.

Ernst & Young Transaction Advisory Services has adjusted the equity betas for the effect of gearing to obtain an estimate of the business risk of the comparables (rather than financial risk) by deriving an asset beta. Ernst & Young Transaction Advisory Services has then recalculated the equity beta based on an assumed 'optimal' capital structure deemed appropriate to each category. This is a subjective exercise, which carries a significant possibility of estimation error.

Ernst & Young Transaction Advisory Services used the following formula to undertake the degearing and regearing exercise:

$$\beta_e = \beta_a\left[1+\frac{D}{E}(1-t)\right]$$

Where:

- $_e$ = the equity or geared beta;
- $_a$ = the asset or ungeared beta; and
- t = the statutory corporate tax rate in Australia

The betas are de-geared using the gearing level as at 20 May 2004 and then re-geared based on the average industry capital structure.

Ernst & Young Transaction Advisory Services has adopted the following regeared betas for our discounted cash flow valuations:

- Australia: 0.7;
- United States: 0.7;
- United Kingdom: 0.85.

Weighted Average Cost of Capital

Under a classical tax system, the nominal WACC is calculated as follows:

$$\text{WACC} = \text{R}_d\frac{D}{D+E}(1-t)+\text{R}_e(\frac{E}{D+E})$$

Where:

- R_e = the required rate of return on equity capital;
- E = the market value of equity capital;
- D = the market value of debt capital;
- R_d = the required rate of return on debt capital; and
- t = the statutory corporate tax rate in Australia.

In the following sections, Ernst & Young Transaction Advisory Services comments on each of the assumptions Ernst & Young Transaction Advisory Services makes in respect of each of the main variables in this formula.

Cost of Debt

When assessing the required rate of return on debt, Ernst & Young Transaction Advisory Services has had regard to the weighted average interest rate on Lend Lease debt, being 7.25%.

Capital Structure

When forming a view on the gearing ratio used to calculate the WACC, Ernst & Young Transaction Advisory Services has considered the gearing ratio which a hypothetical purchaser of the business would adopt in order to generate a balanced return given the inherent risks associated with debt financing. Factors which a hypothetical purchaser may consider include the return to the shareholders after interest payments, and the ability of the businesses to raise external debt.

In determining the appropriate capital structure for the purpose of this valuation, Ernst & Young Transaction Advisory Services has had regard to Lend Lease's capital structure as at 30 June 2004. Ernst & Young Transaction Advisory Services notes that while Lend Lease had a net cash position of $276 million as at 30 June 2004, the average gearing ratio of the Australian comparable companies is approximately 20% debt and 80% equity. Accordingly, for the purpose of the valuation, Ernst & Young Transaction Advisory Services has adopted a gearing ratio of 20% debt and 80% equity.

Corporate Tax Rate

There is some contention as to whether the statutory corporate tax rate or an effective tax rate should be used when calculating the discount rate. Historically, the effective rate of tax has differed from the statutory corporate rate due to differences between tax and accounting depreciation and other timing differences (such as provisions).

In practice, the statutory corporate tax rate is often used, given the difficulties of estimating an effective rate of tax for future years. Furthermore, following the Government's recent tax reforms (most notably the abolition of accelerated depreciation) the difference between the statutory rate and effective rate is likely to be reduced. This is on the basis that accelerated depreciation was a significant driver of the difference between statutory rates and effective rates in the past.

Recognising that the cash flows to be discounted incorporate forecast tax payments, Ernst & Young Transaction Advisory Services has adopted the prevailing statutory corporate tax rate of 30% at the 20 May 2004.

Conclusion

The selected discount rates for each valuation can be summarised as follows.

Lend Lease Discount Rates

Lend Lease Division	Type of Discount rate	Rate adopted Low	Rate adopted High
Lend Lease Development	Nominal WACC	8.5%	9.5%
Actus Lend Lease	Nominal cost of equity	9.0%	10.0%
UK PFIs	Nominal cost of equity	10.0%	11.0%
Greenwich Peninsula	Nominal cost of equity	10.0%	11.0%

Glossary

Term	Definition
ABN AMRO Equities	ABN AMRO Equities Australia Limited
Adjusted Merger Ratio	The Merger Ratio calculated based on Lend Lease buy back and special distributions made available to Lend Lease and GPT security holders
Agreed Merger Proposal	Merger Proposal announced on 6 August 2004
ASIC	Australian Securities & Investments Commission
ASX	Australian Stock Exchange Limited
ATO	Australian Taxation Office
CAPM	Capital asset pricing model
Cash Sale Facility	As described in the Explanatory Memorandum
Committee, the	The Audit and Risk Management Committee established by GPTML to provide the appropriate oversight to activities
Corporations Act	Corporations Act 2001
DCF	Discounted cash flow
Distributable Earnings	Lend Lease Group net profit after tax and before goodwill amortisation, inter entity eliminations, deferred tax on distributions on unstapled units to be held by Lend Lease and one off items, including merger costs
Distribution Entitlement Date	Record date for payment of the GPT Merger Distributions, being 3 December 2004 or such other date as Lend Lease and GPT may agree and announce to the ASX
Dividend Entitlement Date	Record date for payment of the LLC Merger Dividends, being 3 December 2004 or such other date as Lend Lease and GPT may agree and announce to the ASX
EBIT	Earnings before interest and tax
EBITDA	Earnings before interest, tax, depreciation and amortisation
Eligible Unit	The GPT units which are registered in the name of the GPT unitholder in the GPT register of members at the Stapling Record Date
Ernst & Young Transaction Advisory Services	Ernst & Young Transaction Advisory Services Limited
Exchange Sale Facility	As described in the Explanatory Memorandum
Explanatory Memorandum	Explanatory Memorandum for Lend Lease shareholders dated on or about 15 October 2004
GPT	General Property Trust
GPT Cash-Out Option	As described in the Explanatory Memorandum
GPT Merger Distributions	As described in the Explanatory Memorandum
GPTML	GPT Management Limited
IDB	Integrated Development Businesses

Term	Definition
Implementation Date	Expected to be 17 December 2004
Lend Lease	Lend Lease Corporation Limited
Lend Lease Group	The entity to be created as a result of the Proposed Merger
LLC Merger Dividends	Cash dividends to be paid by Lend Lease to Lend Lease shareholders conditional on the Proposed Merger proceeding
LLD	Lend Lease Development
Macquarie Securities	Macquarie Securities (Australia) Limited
Merger Ratio	One existing Lend Lease share to one GPT unit consolidated from up to 3.8 existing units. If the Proposed Merger proceeds, Lend Lease Group will be 41% owned by existing Lend Lease shareholders and 59% owned by existing GPT unitholders.
NPAT	Net profit after tax
Original Merger Proposal	Merger Proposal announced on 24 May 2004
PFI	Private Finance Initiative
Proposed Merger	The proposal announced on 6 August 2004 by Lend Lease to staple the securities of Lend Lease and GPT, resulting in the formation of a stapled entity named Lend Lease Group
RBA	Reserve Bank of Australia
REI	Real Estate Investments
Revised Merger Proposal	Merger Proposal announced on 27 July 2004 revising the Original Merger Proposal.
Scheme	A member's scheme of arrangement under Section 411 of the Corporations Act between Lend Lease and its shareholders
Supreme Court	Supreme Court of New South Wales
WACC	Weighted average cost of capital

6. TAX REPORT

Greenwoods & Freehills

The Directors
Lend Lease Corporation Limited
30 The Bond
30 Hickson Road
MILLERS POINT NSW 2000

8 October 2004

Dear Directors

Australian Taxation Report

We have been asked by Lend Lease Corporation Limited ("Lend Lease") to prepare a taxation report on the Australian taxation issues arising in relation to the transactions described in detail in the Explanatory Memorandum and summarised below (the "Merger" and the "Sale Facility" respectively).

The information contained in this report is of a general nature only. It does not constitute tax advice and should not be relied upon as such. This report outlines the general Australian taxation implications for Lend Lease Shareholders in respect of their participation in the Merger or Sale Facility and from the holding and disposing of Stapled Securities. We have only dealt with resident and non-resident Stapled Security holders ("Security holders") who are individuals, complying superannuation entities and companies holding their investments on capital account. We have not addressed the tax treatment for Security holders who hold their securities on revenue account such as banks and other trading entities or non-resident Security holders who currently hold Lend Lease Shares (or who will hold Stapled Securities) through a permanent establishment in Australia.

All investors should seek independent professional advice on the consequences of their participation in the transactions, based on their particular circumstances. Lend Lease Shareholders who are not resident in Australia should obtain advice on the taxation implications arising in their local jurisdiction of participating in the Merger and the Sale Facility.

Unless otherwise stated, terms used in this report are defined in the same way as they are in the Explanatory Memorandum.

This report is based on the provisions of the Income Tax Assessment Act 1936, the Income Tax Assessment Act 1997, the A New Tax System (Goods and Services Tax) Act 1999 and related acts, regulations and Australian Taxation Office ("ATO") rulings and determinations applicable as at the date of this letter. Importantly, this report reflects two Class Ruling requests lodged for the benefit of the Security holders and assumes the ATO will issue Class Rulings in accordance with those requests.

1 Background

1.1 Merger

Under the Merger, Lend Lease Shares will be stapled to Consolidated General Property Trust ("GPT") Units. To effect the Merger:

- each Lend Lease Shareholder will receive Merger Dividends of 56.2 cents per share, comprising a special fully franked dividend of 23.8 cents per share and an additional unfranked dividend of 32.4 cents per share. These dividends will be paid on the Implementation Date, which is expected to be 17 December 2004. Lend Lease Shareholders participating in the Merger, Cash Sale Facility, Exchange Sale Facility and the Off-Market Buy-Back will all receive these Merger Dividends;
- Lend Lease Shareholders participating in the Merger will also receive a fully franked stapling dividend of 0.01 cents per share (the "Stapling Dividend") which will be applied on behalf of each Lend Lease Shareholder to subscribe for one Consolidated GPT Unit; and
- each Consolidated GPT Unit and Lend Lease Share will be stapled and listed on the Australian Stock Exchange (each a "Stapled Security").

The general taxation consequences of participating in the Merger are outlined in section 2 below. A description of the Merger is set out in section 7 of the Explanatory Memorandum.

1.2 Sale Facility

A Sale Facility will be made available to Lend Lease Shareholders. Under the Sale Facility, Lend Lease Shareholders will be able to sell or exchange some or all of their Lend Lease Shares prior to implementation of the Merger. The Sale Facility contains two alternatives pursuant to which the relevant shareholder's Lend Lease Shares will be sold for either:

- a cash price (the "Sale Facility Price") (in the "Cash Sale Facility"); or
- Stapled Securities (in the "Exchange Sale Facility").

Some non-resident Lend Lease Shareholders may not be eligible to participate in the Exchange Sale Facility. Those non-resident Lend Lease Shareholders will be deemed to have elected to participate in the Cash Sale Facility for all of their Lend Lease Shares.

The general taxation consequences of participating in the Sale Facility are outlined in section 3 below. A description of the Sale Facility is set out in section 12 of the Explanatory Memorandum.

2 Tax Consequences of Merger

The Capital Gains Tax ("CGT") and income tax consequences discussed below will generally apply to:

- Australian-resident Lend Lease Shareholders; and
- non-resident Lend Lease Shareholders whose Lend Lease Shares have the necessary connection with Australia (refer 5.4 below).

2.1 Payment of Merger Dividends

(a) Special fully franked dividend

In relation to the payment of the special fully franked dividend of 23.8 cents per share, Lend Lease Shareholders who are Australian resident individuals, complying superannuation entities and companies will generally be required to include the cash amount of the dividend plus the attached franking credit in their assessable income and will generally be entitled to a tax offset equal to the amount of the franking credit.

To be eligible for the franking credit and tax offset, the Lend Lease Shareholder must generally have held the Lend Lease Shares "at risk" for at least 45 days (not including the day of the share's acquisition or disposal). However, this rule does not generally apply to a Lend Lease Shareholder who is an individual and whose tax offset entitlement (on all shares and interests in shares held) does not exceed $5,000 for the income year ending 30 June 2005.

Non-residents will not generally be subject to Australian income tax (including withholding tax) in relation to the payment of the special fully franked dividend of 23.8 cents per share.

(b) Additional unfranked dividend

Lend Lease Shareholders who are Australian residents will generally be required to include the cash amount of the additional unfranked dividend of 32.4 cents per share in their assessable income.

Lend Lease Shareholders who are non-residents will generally not be assessable on the additional unfranked dividend. However, Lend Lease will be required to withhold tax from the dividend. The tax withheld in the absence of a double tax treaty will be 30% of the dividend. This rate may be reduced (often to 15%) where the Shareholder is a resident of a country with which Australia has concluded a double tax treaty.

(c) Fully franked Stapling Dividend

The tax treatment of this dividend will be identical to (a).

2.2 Consolidated GPT Units Acquired by Lend Lease Shareholders

The fully franked Stapling Dividend will be applied on behalf of the Lend Lease Shareholder to subscribe for the Consolidated GPT Unit. Accordingly, the first element of the cost base of each Consolidated GPT Unit issued to a Lend Lease Shareholder will be 0.01 cents, being the amount that each Lend Lease Shareholder is required to pay in respect of the acquisition of each Consolidated GPT Unit.

The Consolidated GPT Units will be taken to be acquired by each Lend Lease Shareholder when they are issued pursuant to the Merger on the Implementation Date, which is expected to be 17 December 2004.

2.3 Stapling

The effect of stapling is to apply restrictions to the transferability of the individual securities comprising the Stapled Security, such that each individual security (that is, the Lend Lease Share and the Consolidated GPT Unit) will retain its legal character without any change of beneficial ownership. As there is no change in beneficial ownership of the Lend Lease Shares by simply stapling them, there will be no taxable event for CGT purposes in relation to the stapling.

2.4 ATO Class Ruling

It is anticipated that the ATO will confirm the above analysis in a Class Ruling in respect of Lend Lease Shareholders. Additionally, we have requested that the ATO confirm that certain other taxable events for CGT purposes will have no application to the Merger and it is anticipated that such confirmation will also be provided in the Class Ruling.

3 Tax Consequences of Sale Facility

3.1 Cash Sale Facility

For CGT purposes, Lend Lease Shareholders who elect to participate in the Cash Sale Facility, and those non-resident Lend Lease Shareholders who are deemed to elect to participate in the Cash Sale Facility, will dispose of their Lend Lease Shares on the Effective Date, which is expected to be 29 November 2004.

(a) Pre-CGT Lend Lease Shares

Australia's CGT applies to assets acquired on or after 20 September 1985. Any capital gain or loss made on disposal of a Lend Lease Share acquired before 20 September 1985 ("Pre-CGT Lend Lease Share") under the Cash Sale Facility will be disregarded. It should be remembered that a Lend Lease Share may have in fact been acquired on or after 20 September 1985 and yet be deemed to have been acquired before that date for CGT purposes. Shareholders who have participated in Lend Lease's Share Election Plan, or who were issued shares under the 1:1 bonus issue on 1 December 1998, may be affected.

(b) Post-CGT Lend Lease Shares

Upon disposal of a Lend Lease Share acquired on or after 20 September 1985 ("Post-CGT Lend Lease Share"), a Lend Lease Shareholder will make a capital gain if the Sale Facility Price received in respect of the disposal exceeds the cost base of the Post-CGT Lend Lease Share.

If the Sale Facility Price in respect of the disposal of the Post-CGT Lend Lease Share is less than the reduced cost base of the Post-CGT Lend Lease Share, the Lend Lease Shareholder will make a capital loss.

Certain Lend Lease Shareholders who make a capital gain may be eligible for the CGT discount or indexation (see 5.3 below).

In broad terms, the cost base for Lend Lease Shares is the amount the Lend Lease Shareholder paid to acquire them (including incidental costs of acquisition and disposal). If the Lend Lease Shareholder was issued shares under the 1:1 bonus issue on 1 December 1998, the cost base of the Shareholder's original Post-CGT Lend Lease Shares is spread over those shares and the bonus shares.

In relation to Lend Lease Shares held by non-resident Lend Lease Shareholders who elect to participate in the Cash Sale Facility, there will only be a CGT consequence if the Lend Lease Shares have the necessary connection with Australia (see 5.4 below).

3.2 Exchange Sale Facility

Lend Lease Shareholders who elect to participate in the Exchange Sale Facility will dispose of their Lend Lease Shares on the Effective Date, which is expected to be 29 November 2004.

(a) Pre-CGT Lend Lease Shares

(1) No capital gain or loss on disposal of Lend Lease Shares

Any capital gain or loss made on disposal under the Exchange Sale Facility of a Pre-CGT Lend Lease Share will be disregarded. It should be remembered that a Lend Lease Share may in fact have been acquired on or after 20 September 1985 and yet be deemed to have been acquired before that date for CGT purposes. Shareholders who have participated in Lend Lease's Share Election Plan, or who were issued shares under the 1:1 bonus issue on 1 December 1998, may be affected.

(2) Cost base of Stapled Securities

When the Sale Bank transfers Stapled Securities to the (former) Lend Lease Shareholder, the Lend Lease Shareholder will be taken to have given consideration in respect of the acquisition of the Stapled Securities equal to the market value of the Lend Lease Share disposed of. It is anticipated that the ATO will confirm in the Class Ruling that it will accept the volume-weighted average price for Stapled Securities over the first five days of trading on a deferred settlement basis as a measure for the market value of a Lend Lease Share.

This amount will constitute the cost base of the Stapled Securities acquired under the Exchange Sale Facility.

The cost base of each component of the Stapled Security should be determined on a reasonable basis of apportionment. It is anticipated that the ATO will confirm in the Class Ruling in respect of Lend Lease Shareholders that the cost base for each component of the Stapled Security (ie each Lend Lease Share and Consolidated GPT Unit) may be determined in accordance with the relative ratio of the net tangible assets of Lend Lease and GPT. This ratio will be advised to Security holders at a later time.

Stapled Securities acquired under the Exchange Sale Facility will be taken to have been acquired by the Security holder on the Effective Date, which is expected to be 29 November 2004 and will be subject to the general CGT implications discussed in this report (see further 4 and 5 below).

(b) Post-CGT Lend Lease Shares

(1) Capital gain or loss on disposal of Lend Lease Shares

Upon disposal of a Post-CGT Lend Lease Share, a Lend Lease Shareholder will make a capital gain if the consideration in respect of the disposal of the Post-CGT Lend Lease Share exceeds the cost base of the Post-CGT Lend Lease Share. If the consideration in respect of the disposal of the Post-CGT Lend Lease Share is less than the reduced cost base of the Post-CGT Lend Lease Share, the Lend Lease Shareholder will make a capital loss.

The consideration in respect of the disposal of the Lend Lease Share will be equal to the market value of the Stapled Security received on exchange. It is anticipated that the ATO will confirm in the Class Ruling in respect of Lend Lease Shareholders that it will accept the volume-weighted average price for Stapled Securities over the first five days of trading on a deferred settlement basis as a measure of the market value of a Stapled Security for these purposes.

Certain Lend Lease Shareholders who make a capital gain may be eligible for the CGT discount or indexation (see 5.3 below).

(2) Cost base of Stapled Securities
When the Sale Bank transfers Stapled Securities to the (former) Lend Lease Shareholder, the Lend Lease Shareholder will be taken to have given consideration in respect of the acquisition of the Stapled Securities equal to the market value of the Lend Lease Share disposed of. It is anticipated that the ATO will confirm in the Class Ruling that it will accept the volume-weighted average price for Stapled Securities over the first five days of trading on a deferred settlement basis as a measure for the market value of a Lend Lease Share.

This amount will constitute the cost base of the Stapled Securities acquired under the Exchange Sale Facility.

The cost base of each component of the Stapled Security should be determined on a reasonable basis of apportionment. It is anticipated that the ATO will confirm in the Class Ruling in respect of Lend Lease Shareholders that the cost base for each component of the Stapled Security (ie each Lend Lease Share and Consolidated GPT Unit) may be determined in accordance with the relative ratio of the net tangible assets of Lend Lease and GPT. This ratio will be advised to Security holders at a later time.

Stapled Securities acquired under the Exchange Sale Facility will be taken to have been acquired by the Security holder on the Effective Date, which is expected to be 29 November 2004 and will be subject to the general CGT implications discussed in this report (see further 4 and 5 below).

4 Holding Stapled Securities

4.1 Summary

If the Security holder is an Australian resident taxpayer, the Security holder will generally be taxable:

- on the Security holder's share of the net income of GPT for tax purposes;
- on the tax deferred (non-assessable) component of distributions made in relation to Consolidated GPT Units to the extent the tax deferred amount exceeds the cost base of the Consolidated GPT Unit;
- on the amount of any dividend received from Lend Lease and any franking credits attached to the dividend; and
- on any gain arising from the subsequent disposal of the Lend Lease Share or Consolidated GPT Unit representing the Stapled Security (except where the Lend Lease Share is a Pre-CGT Lend Lease Share).

Where a distribution from GPT includes foreign-sourced income and foreign taxes have been paid in relation to that income, Australian resident Security holders are generally entitled to receive a foreign tax credit for an amount equal to the lesser of the foreign tax paid and the Australian tax payable in respect of such income.

If the Security holder is a non-resident, the Security holder will generally be taxable:

- on the Security holder's share of the net income of GPT for tax purposes to the extent that it is attributable to sources in Australia; and
- on the amount of any unfranked dividend received from Lend Lease (Lend Lease will deduct this by way of dividend withholding tax).

4.2 Ownership of Stapled Securities – General

Security holders will need to treat each component making up the Stapled Security separately for tax purposes, ie as a Lend Lease Share and a Consolidated GPT Unit. That is:

- Security holders will receive, and separately deal with the tax consequences of, dividends from Lend Lease and distributions from GPT; and
- when the Stapled Securities are disposed of, the Security holder will have to separately consider the tax issues associated with the disposal of the Lend Lease Shares and Consolidated GPT Units.

4.3 Income Distributions from GPT

GPT is not liable to income tax including CGT, provided Security holders are presently entitled to all of the income of GPT.

(a) Australian Residents
An Australian resident Security holder will include in the Security holder's assessable income the Security holder's share of the net income of GPT for tax purposes as advised by the responsible entity ("RE") of GPT in each year of income.

The Security holder must include in the Security holder's assessable income each year the taxable component of the GPT distributions to which the Security holder is entitled even if the distributions are reinvested.

To the extent that a net capital gain is included in GPT's net income for tax purposes, the Security holder will be regarded as having derived a capital gain equal to the Security holder's proportionate share of that net capital gain. However, where discount capital gains treatment has been applied in calculating the net capital gain at GPT's level, the Security holder will initially be required to gross-up the amount of the net capital gain (ie effectively, reverse the effect of the discount). This is required in order that the appropriate CGT treatment may be applied in accordance with the particular tax profile of the Security holder (eg with respect to the application of any capital losses and discount capital gains treatment: refer 5.3 below).

Where a distribution from GPT exceeds the Security holder's share of the net income of GPT for tax purposes, the excess may not be immediately taxable but will (unless it relates to the distribution of a discount capital gain) reduce the cost base and reduced cost base of the Consolidated GPT Units held by the Security holder (this excess is often called the "tax advantaged", "tax deferred" or "non-assessable component" of the distribution). Once the Security holder's cost base in the Consolidated GPT Units is exhausted, the tax deferred component of distributions will give rise to an immediate capital gain. In calculating such capital gains, the tax deferred components of all distributions received during an income year are aggregated and the gain is taken to arise on the last day of the income year. Certain Security holders may be eligible for the CGT discount in respect of such capital gains (see 5.3 below) after the Consolidated GPT Units have been held for 12 months.

It should be noted that the Consolidated GPT Units acquired by Lend Lease Shareholders pursuant to the Merger (other than under the Exchange Sale Facility) will have an initial CGT cost base of only 0.01 cents each (as outlined at 2 above). This means the tax deferred components will be immediately taxable to the Security holder.

Where a distribution from GPT includes foreign-sourced income and foreign taxes have been paid in relation to that income, Australian resident Security holders may be entitled to receive a foreign tax credit for an amount equal to the lesser of the foreign tax paid and the Australian tax payable in respect of such income.

(b) Non-Residents

A non-resident Security holder will generally include in the Security holder's assessable income so much of the Security holder's share of the net income of GPT for tax purposes as is attributable to sources in Australia.

The RE of GPT may be required to withhold tax in respect of the taxable component of distributions made to non-resident Security holders at rates prescribed by the Australian tax legislation (as amended by any applicable double tax treaty Australia has concluded with a non-resident Security holder's country of residence).

The Security holder is required to lodge an Australian income tax return on an annual basis in which the Security holder reports any Australian-sourced taxable income (other than any income component of a trust distribution which was subject to a final withholding tax) and, subject to a credit for tax paid by the trustee, pay any applicable Australian tax.

Similar to the position outlined at 4.3(a) above, the tax deferred component of distributions made by GPT will generally reduce the cost base of the GPT Units held by the Security holder. This will only be relevant if any gain the Security holder makes on the subsequent disposal of the GPT Units will be subject to Australian tax (refer 5.4 below). Under draft legislation which has now lapsed, the cost base of GPT Units will not be reduced on receipt of foreign-sourced income and gains distributed to non-resident Security holders. It is expected that new legislation to the same effect will be re-introduced in the next Parliament.

To the extent a distribution from GPT includes foreign-sourced income, the relevant RE is not required to withhold tax in respect of that income and no other Australian tax should be payable.

4.4 Dividends from Lend Lease

(a) Australian Residents

An Australian resident Security holder will include in the Security holder's assessable income dividends paid to the Security holder by Lend Lease. In addition to the amount of the dividends, the Security holder will generally include any franking credits attached to the dividends in the Security holder's assessable income. Where franking credits are included in a Security holder's assessable income, the Security holder will generally be entitled to a corresponding tax offset.

Relevantly, to be generally eligible for the franking credit and tax offset, the Security holder must have held the shares "at risk" for at least 45 days (not including the date of the share's acquisition or disposal). This rule should not apply to a Security holder if the Security holder is an individual whose tax offset entitlement (on all shares and interests in shares held) does not exceed $5,000 for the income year in which the franked dividend is paid.

Where the Security holder is an individual, a complying superannuation entity or a registered charity (in certain circumstances), the Security holder will generally be entitled to a refund to the extent that the franking credits attached to the Security holder's dividends exceed the Security holder's tax liability for the income year.

Where the Security holder is a corporate shareholder, any franked dividends the Security holder receives will generally give rise to a franking credit in the Security holder's franking account.

(b) Non-Residents
Non-resident Security holders will generally not be assessable on the amount of any dividend received from Lend Lease. However, Lend Lease will be required to withhold tax from the unfranked component of dividends paid to a non-resident Security holder. The tax withheld will, in the absence of a double tax treaty, be equal to 30% of the unfranked component of the dividends paid. This rate may be reduced where the Security holder is a resident of a country with which Australia has concluded a double tax treaty.

5 Disposal of Stapled Securities

5.1 General
As a consequence of stapling, each Lend Lease Share and Consolidated GPT Unit comprising a Stapled Security may not be traded separately. However, as discussed above at 4.2, each Security is a separate CGT asset. Accordingly, where there is a disposal of a Stapled Security, there will necessarily be a disposal for CGT purposes of the individual securities comprising that Stapled Security. That is, where a Stapled Security is disposed of, it will have to be accounted for as the disposal of a Lend Lease Share and a Consolidated GPT Unit.

Where consideration is received in connection with a transaction that relates to more than one CGT asset, the capital proceeds for each asset is so much of the total consideration as is reasonably attributable to that asset.

Accordingly, the capital proceeds referable to the disposal of each individual Security will be determined by apportioning the total capital proceeds received in respect of the disposal of the Stapled Security on a reasonable basis.

5.2 Australian Residents
Upon disposal of a Stapled Security, a Security holder will make a capital gain if:

- the portion of the consideration reasonably attributable to a Consolidated GPT Unit exceeds the cost base of the Consolidated GPT Unit; and/or
- the portion of the consideration reasonably attributable to the Lend Lease Share (acquired on or after 20 September 1985 for CGT purposes) exceeds the cost base of the Lend Lease Share.

A Security holder will make a capital loss if:

- the portion of the consideration reasonably attributable to a Consolidated GPT Unit is less than the reduced cost base of the Consolidated GPT Unit; and/or
- the portion of the consideration reasonably attributable to the Lend Lease Share (acquired or taken to have been acquired on or after 20 September 1985 for CGT purposes) is less than the reduced cost base of the Lend Lease Share.

Importantly, as mentioned above, capital gains and losses in relation to Lend Lease Shares acquired, or taken to have been acquired, prior to 20 September 1985 for CGT purposes are disregarded and cannot be added to or offset against capital gains realised in relation to Lend Lease Shares or Consolidated GPT Units acquired pursuant to the Merger or otherwise acquired or taken to have been acquired on or after 20 September 1985 for CGT purposes.

In broad terms, the cost base of a Lend Lease Share and Consolidated GPT Unit is the amount the Security holder paid for them (including incidental costs of acquisition and disposal) less any reductions for the tax deferred component of distributions received. The initial cost bases of the Lend Lease Shares and Consolidated GPT Units acquired pursuant to the Merger or the Exchange Sale Facility are outlined at 2 and 3, respectively, above.

Security holders will have to determine the basis of apportionment of the sale proceeds between the Lend Lease Shares and Consolidated GPT Units. The taxation law requires that such apportionment be done on a reasonable basis.

5.3 CGT Concessions
The taxable amount of any capital gain may be reduced if certain CGT concessions apply.

(a) CGT discount
If a Security holder is an individual, a complying superannuation entity or a trustee and acquired (or is taken to have acquired) for CGT purposes Lend Lease Shares or Consolidated GPT Units at least 12 months prior to the date of their disposal (or other eligible CGT event happening in relation to the relevant Security), the amount of the Security holder's capital gain is reduced by the relevant CGT discount. In calculating the Security holder's capital gain, the cost base must not be indexed.

- In calculating the period of 12 months for CGT purposes, Consolidated GPT Units acquired pursuant to the Merger are considered to have been acquired on the Implementation Date, which is expected to be 17 December 2004.
- In calculating the period of 12 months for CGT purposes, Lend Lease Shares and Consolidated GPT Units acquired pursuant to the Exchange Sale Facility are considered to have been acquired on the Effective Date, which is expected to be 29 November 2004.

If a Security holder who is an individual or trustee applies the CGT discount method, the Security holder's taxable capital gain (after offsetting any current year capital losses or carry forward net capital losses from previous years) will be reduced by one-half (or one-third if the Security holder is a complying superannuation entity).

If the Security holder is a company, the CGT discount is not available. The Security holder will be entitled to index the cost base (see below).

(b) Indexed cost base

For Lend Lease Shares acquired (or taken to have been acquired) prior to 21 September 1999, for CGT purposes, Security holders (other than those who are eligible for the CGT discount, outlined above) may choose to calculate any capital gain on disposal using a cost base indexed for inflation. If the Security holder makes a capital loss, the reduced cost base is not indexed. The cost base may only be indexed for inflation up to 30 September 1999.

Security holders who choose to calculate the gain using an indexed cost base cannot apply the CGT discount to the capital gain.

5.4 Non-Residents

There will be CGT consequences for a non-resident Security holder on disposal of Stapled Securities if any of the components of the Stapled Security have the necessary connection with Australia. Securities will have the necessary connection with Australia if the Security holder (together with the Security holder's associates) has held (at any time during the five years preceding the date of disposal) at least 10% of the Lend Lease Shares or GPT Units on issue. Where the Security holder is a resident of a country with which Australia has concluded a double tax treaty, the Security holder may also be entitled to relief from Australian tax pursuant to the terms of the treaty. Disposal of any Pre-CGT Lend Lease Shares are not subject to CGT at all, although such Lend Lease Shares will count towards the 10% threshold if the Security holder acquired additional Lend Lease Shares on or after 20 September 1985.

If treaty relief is not available, the Security holder may be eligible for the CGT discount or indexation as described above for Australian resident taxpayers.

6 Goods and Services Tax ("GST")

No GST should generally be payable in respect of the transactions outlined above. As these all involve dealings with securities, the various supplies will be input taxed (ie not subject to GST).

There may be an indirect GST cost for Security holders who are registered for GST as input tax credits will generally not be available for GST charged to the acquirer in respect of supplies relating to the dealings with these Securities (eg legal and other adviser fees).

7 Other Issues

Lend Lease Shareholders would have been invited to provide Lend Lease with their Tax File Number ("TFN") or Australian Business Number ("ABN") when they first acquired their Lend Lease Shares. If no TFN or ABN were quoted, Lend Lease would have deducted tax from the unfranked component of dividends paid to the shareholder at the highest marginal rate of tax (plus Medicare Levy).

Lend Lease Shareholders who participate in the Merger or Exchange Sale Facility will acquire Consolidated GPT Units.

Specific provisions of the Privacy Act 1988 and the Taxation Administration Act 1953 prevent Lend Lease from disclosing the TFNs of Lend Lease Shareholders to third parties (which includes GPT). Accordingly, if the Merger proceeds Lend Lease will be unable to disclose the TFNs of Lend Lease Shareholders to GPT without their consent.

After approval of the Merger, GPT will send Security holders a form that the Security holder can use to provide their TFN or ABN or exemption to GPT. Security holders are not obliged to provide their TFN or ABN to GPT. However, if a Security holder does not provide their TFN or ABN or exemption to GPT, tax may be withheld at a rate of 48.5% on any gross distributions made by GPT. However, Security holders will be entitled to claim an income tax credit/refund (as applicable) in respect of the tax withheld in their income tax returns.

Yours faithfully

GREENWOODS & FREEHILLS PTY LIMITED

per:

Anthony Watson

A J Watson
Director

MLC Centre Martin Place Sydney NSW 2000 Australia Telephone 61 2 9225 5955 Facsimile 61 2 9221 6516
GPO Box 4982 Sydney NSW 2001 Australia www.gf.com.au DX 482 Sydney

7. HOW THE STAPLING WORKS

7.1 What will Lend Lease Shareholders receive?

This section 7.1 describes what Lend Lease Shareholders will receive under the Merger.

Lend Lease Shareholders will only participate in the stapling and receive the Merger Dividends described in this section if the Merger proceeds. You should note that the Merger is conditional on each of the Merger Conditions being satisfied or waived on or before 31 January 2005 (or such later date as may be agreed by Lend Lease and GPT Management). The Merger Conditions are set out in section 10.4.

7.1.1 Stapled Securities

Lend Lease Shareholders will hold one Stapled Security for each of their Eligible Shares on implementation of the Merger. The Stapled Security will comprise the existing Lend Lease Share and a newly issued Consolidated GPT Unit.

Lend Lease Shareholders may choose to receive their Stapled Securities under the Exchange Sale Facility rather than directly under the Merger (see section 12.5). There may be personal taxation or investment reasons which make participating in the Exchange Sale Facility desirable for some Lend Lease Shareholders (see the discussion at section 12.7). The Exchange Sale Facility will not be available to Excluded Foreign Shareholders and any Lend Lease Shareholders resident in the US.

Lend Lease Shareholders **who do not want to hold Stapled Securities** may:

- dispose of all or some of their Eligible Shares in the Cash Sale Facility, and receive a cash amount for the Stapled Securities they would have otherwise received under the Merger (see section 12.6);
- participate in the Off-Market Buy-Back for all or some of their Eligible Buy-Back Shares (see section 1.9 and the Buy-Back Overview); or
- sell their Lend Lease Shares on the ASX at any time before the close of trading on last day of trading of Lend Lease Shares (expected to be 6 December 2004).

Excluded Foreign Shareholders will not be eligible to receive Stapled Securities or participate in the Off-Market Buy-Back. Excluded Foreign Shareholders will automatically participate in the Cash Sale Facility for all their Eligible Shares.

7.1.2 Merger Dividends

Lend Lease will also pay cash dividends to Lend Lease Shareholders on implementation of the Merger, totalling 56.2 cents for each Lend Lease Share held on the Dividend Entitlement Date. These dividends comprise:

- a special fully franked dividend of 23.8 cents; and
- an additional unfranked dividend of 32.4 cents. This dividend represents a pro rata amount of 100% of Lend Lease's estimated net profit after tax and before goodwill amortisation and Merger costs for the period from 1 July 2004 to 30 November 2004 (being $129.3 million).

These dividends are in addition to the final unfranked dividend of 26 cents per Lend Lease Share for the half year ended 30 June 2004, paid on 18 September 2004.

Lend Lease Shareholders participating in the Cash Sale Facility, Exchange Sale Facility and the Off-Market Buy-Back will also receive the Merger Dividends on the same basis described above.

7.2 What will GPT Unitholders receive?

This section 7.2 describes what GPT Unitholders will receive under the Merger. Section 7.2.3 also describes the GPT Cash-Out Option which will be offered to GPT Unitholders under the Merger. GPT Unitholders will only participate in the stapling and receive the distributions described in this section if the Merger proceeds.

7.2.1 Stapled Securities

The number of Stapled Securities to be held by GPT Unitholders on implementation of the Merger will vary according to the number of GPT Unitholders who elect to participate in the GPT Cash-Out Option. For example:

- if no GPT Unitholders elect to participate in the GPT Cash-Out Option, GPT Unitholders will hold one Stapled Security for every 3.8 Eligible Units and receive a 65 cent Special Distribution per Eligible Unit;

- if the GPT Cash-Out Option is fully utilised, remaining GPT Unitholders will receive no Special Distribution, but will be compensated by holding a greater number of Stapled Securities on implementation of the Merger. In this case, they would hold one Stapled Security for approximately every 3.09 Eligible Units.

As set out in the table below, the ratio of Stapled Securities and cash will vary within this range, based on the number of GPT Units which participate in the GPT Cash-Out Option. This is calculated using the Merger Ratio formula below.

Cash-pool utilised for GPT Cash-Out Option ($m)	Special Distribution (cents per remaining GPT Unit)	Merger Ratio
Nil	65.0	3.80
328	51.1	3.62
655	35.8	3.45
983	18.9	3.27
1,311	Nil	3.09

Note: The values in the table are based on number of units as at the date of the Merger Implementation Agreement.

GPT Unitholders may choose to receive their Stapled Securities under the Exchange Sale Facility rather than directly under the Merger (see section 12.5). There may be personal taxation or investment reasons which make participating in the Exchange Sale Facility desirable for some GPT Unitholders.

Merger Ratio and GPT Unit consolidation

The number of GPT Units that will be stapled to one Lend Lease Share will be calculated from the Merger Ratio. The Merger Ratio will be calculated in accordance with the following formula:

$$\mathbf{MR} = \frac{10.754}{(3.48 - \mathbf{SD})}$$

where:

MR is the Merger Ratio.

SD is $1,311 million less the amount of cash utilised by GPT in cancelling GPT Units under the GPT Cash-Out Option, divided by the total number of Eligible Units (less those Eligible Units cancelled under the GPT Cash-Out Option).

The Eligible Units held by each GPT Unitholder (other than any Eligible Units cancelled under the GPT Cash-Out Option) will be consolidated in accordance with the following formula:

$$\mathbf{CU} = \frac{\mathbf{NU}}{\mathbf{MR}}$$

where:

CU is the number of Consolidated GPT Units held by the GPT Unitholder following the consolidation.

MR is the Merger Ratio.

NU is the number of Eligible Units held by the GPT Unitholder (less any Eligible Units cancelled under the GPT Cash-Out Option).

Each holding will be rounded up to the nearest whole number of Consolidated GPT Units. For the purposes of calculating the number of Consolidated GPT Units that GPT Unitholders are entitled to receive:

- where the same person has more than one holding of Eligible Units, those holdings will be aggregated; and
- where GPT Management considers that a GPT Unitholder is not acting bona fide (including where a holding has been split in order to take advantage of the consolidation), GPT Management may aggregate holdings held by associated GPT Unitholders.

Number of Stapled Securities

GPT Unitholders will then hold one Stapled Security for every Consolidated GPT Unit held following the consolidation. Each Stapled Security will comprise one newly issued Lend Lease Share and a Consolidated GPT Unit.

GPT Unitholders **who do not want to hold Stapled Securities** may:

- participate in the GPT Cash-Out Option for some or all of their Eligible Units, up to a maximum of 30,000 Eligible Units (see section 7.2.3 below);
- dispose of some or all of their Eligible Units in the Cash Sale Facility and receive a cash amount for the Stapled Securities they would have otherwise received under the Merger (see section 12.6); or

- sell their GPT Units on the ASX at any time before the close of trading on the last day of trading of GPT Units (expected to be 6 December 2004).

Excluded Foreign Unitholders will not be eligible to receive Stapled Securities. Excluded Foreign Unitholders will automatically participate in the Cash Sale Facility for all their Eligible Units (other than any Eligible Units which are cancelled under the GPT Cash-Out Option).

7.2.2 GPT Merger Distributions and Special Distribution

GPT will also pay cash distributions to GPT Unitholders on implementation of the Merger comprising:

- a pre-stapling cash distribution of 4.1 cents for each GPT Unit held on the Distribution Entitlement Date. This distribution represents a pro rata amount of 100% of GPT's estimated net profit after tax and before Merger costs for the period from 1 October 2004 to 30 November 2004;
- a capital distribution of 0.6 cents for each GPT Unit held on the Distribution Entitlement Date, which is 100% tax deferred; and
- an additional Special Distribution per Eligible Unit. The amount of the distribution will depend on the number of GPT Units cancelled under the GPT Cash-Out Option. The Special Distribution per Eligible Unit will be calculated as $1,311 million less the amount of cash utilised by GPT in cancelling Eligible Units under the GPT Cash-Out Option, divided by the total number of Eligible Units (less those Eligible Units cancelled under the GPT Cash-Out Option). The amount of this distribution will not exceed 65 cents per Eligible Unit and may be nil.

Each of these distributions will be paid by GPT on the Implementation Date. These distributions are in addition to the September quarter distribution of 5.5 cents per GPT Unit which will be paid to GPT Unitholders on 22 November 2004.

GPT Unitholders who participate in the Cash Sale Facility or Exchange Sale Facility will receive the pre-stapling and capital distributions and the Special Distribution on the same basis as described above. GPT Unitholders who participate in the GPT Cash-Out Option will not receive the Special Distribution for any Eligible Units cancelled under the GPT Cash-Out Option, but will still receive the pre-stapling and capital distributions for these units.

7.2.3 GPT Cash-Out Option

GPT Unitholders may elect to participate in a "cash-out option" for all or some of their Eligible Units (up to a maximum of 30,000 Eligible Units per GPT Unitholder).

GPT Management will cancel each Eligible Unit participating in the GPT Cash-Out Option at a cancellation price of $3.48, subject to the total amount required to effect the cancellation of all participating Eligible Units not exceeding $1,311 million.

As soon as possible following the closing time for lodgement of election forms for the GPT Cash-Out Option, GPT Management will determine the total redemption amount required to pay GPT Unitholders who have elected to participate in the GPT Cash-Out Option.

If the total redemption amount exceeds $1,311 million, GPT Management will reduce the maximum number of 30,000 Eligible Units which each GPT Unitholder is able to elect to participate in the GPT Cash-Out Option so that the total redemption amount at $3.48 per Eligible Unit does not exceed $1,311 million.

The details of any scale back will be announced as soon as possible after GPT Management calculates the total redemption amount required to pay GPT Unitholders who have elected to participate in the GPT Cash-Out Option.

Cash amounts owed to GPT Unitholders following cancellation of their participating Eligible Units will be paid by GPT within 10 Business Days of the Implementation Date.

Any surplus cash remaining after completion of this facility will be paid to remaining GPT Unitholders as the Special Distribution described in section 7.2.2.

The GPT Cash-Out Option will be funded by the proceeds of the Lend Lease Subscription (as described in section 7.5).

For the purposes of calculating the maximum number of Eligible Units that a GPT Unitholder is entitled to participate in the GPT Cash-Out Option:

- where the same person has more than one holding of Eligible Units, those holdings will be aggregated; and
- where GPT Management considers that a GPT Unitholder is not acting bona fide (including where a holding has been split in order to take advantage of the cancellation opportunity), GPT Management may aggregate holdings held by associated GPT Unitholders.

7.3 Mechanics of the Merger

The Merger is being implemented by Court approved Lend Lease scheme of arrangement (under Part 5.1 of the Corporations Act) together with amendments to the existing constitutions of Lend Lease and GPT. An overview of the approvals required of Lend Lease Shareholders and GPT Unitholders to implement the Merger is set out at section 8.

7.3.1 Stapling mechanism for Lend Lease Shareholders

This section describes the stapling mechanics which will apply to Lend Lease Shareholders who will hold Stapled Securities. If you elect to participate in the Cash Sale Facility or Exchange Sale Facility (or if you are an Excluded Foreign Shareholder who is required to participate in the Cash Sale Facility), you should read section 12.

For Lend Lease Shareholders who will hold Stapled Securities:

1. Lend Lease will pay the Merger Dividends to Lend Lease Shareholders as described in section 7.1.2 above.
2. On the Implementation Date, Lend Lease will pay an additional fully franked dividend to Lend Lease Shareholders of 0.01 cents for each Eligible Share (the **Stapling Dividend**). The tax consequences of the Stapling Dividend are described in paragraph 2.1 of the Tax Report (see section 6).
3. Lend Lease, on behalf of each Lend Lease Shareholder, will apply the Stapling Dividend to subscribe for Consolidated GPT Units (at a subscription price of 0.01 cents per Consolidated GPT Unit).
4. On receipt of the subscription amount, GPT Management will issue to Lend Lease Shareholders one Consolidated GPT Unit for each of their Eligible Shares.
5. The provisions of the Stapling Deed and the constitutions of Lend Lease and GPT (as amended) will then together take effect and by operation of those agreements each Lend Lease Share held by the Lend Lease Shareholder will become "stapled" to one Consolidated GPT Unit.

As an illustration, if you held 1,000 Lend Lease Shares on the Stapling Record Date, immediately following the Implementation Date you will hold 1,000 Stapled Securities comprising 1,000 Lend Lease Shares and 1,000 Consolidated GPT Units.

7.3.2 Stapling mechanism for GPT Unitholders

This section describes the stapling mechanics that will apply to GPT Unitholders who will hold Stapled Securities.

For GPT Unitholders who will hold Stapled Securities:

1. GPT will pay the GPT Merger Distributions and Special Distribution to GPT Unitholders as described in section 7.2.2 above.
2. Eligible Units held by GPT Unitholders (other than any Eligible Units cancelled under the GPT Cash-Out Option) will be consolidated into Consolidated GPT Units on the basis described in section 7.2.1 above, with each holding being rounded up to the nearest whole number of Consolidated GPT Units.
3. A further capital distribution will be paid to GPT Unitholders of 0.01 cents for each Consolidated GPT Unit held (the **Stapling Distribution**).
4. GPT Management, on behalf of each GPT Unitholder, will apply the Stapling Distribution to subscribe for Lend Lease Shares at a subscription price of 0.01 cents per Lend Lease Share.
5. On receipt of the subscription amount, Lend Lease will issue to each GPT Unitholder one Lend Lease Share for each Consolidated GPT Unit held.
6. The provisions of the Stapling Deed and the constitutions of Lend Lease and GPT (as amended) will then together take effect and by operation of those agreements each Consolidated GPT Unit held by the GPT Unitholder will become "stapled" to one Lend Lease Share.

7.4 How does stapling work?

The Merger will be achieved by stapling Lend Lease Shares to Consolidated GPT Units to trade as a single security.

Lend Lease and GPT will continue to exist as separate legal entities and Lend Lease Shares and GPT Units will remain as separate legal assets. Holders of Stapled Securities will hold Lend Lease Shares and GPT Units.

However, a stapling of Lend Lease Shares and GPT Units means, among other things, that Lend Lease Shares and GPT Units will trade as one security on the ASX and will not be able to be traded or dealt with separately. For example:

- a transfer of Lend Lease Shares can only occur if it is accompanied by a transfer of the same number of GPT Units (and vice versa); and
- any issue, repurchase, capital reduction or redemption by Lend Lease of Lend Lease Shares can only occur if matched by a corresponding issue, repurchase, capital reduction or redemption of the same number of GPT Units by GPT (and vice versa).

Other features of a stapling of Lend Lease Shares and GPT Units are:

- Lend Lease and GPT will operate essentially as a co-ordinated economic group;
- Lend Lease and GPT will have identical investors with an identical proportionate interest in each entity (other than the Unstapled Units which are held by Lend Lease);
- it is envisaged that Lend Lease and GPT Management will have the same directors;
- the Lend Lease and GPT constitutions (together with the Stapling Deed) will ensure that the affairs of each entity will be operated in a co-ordinated manner. For example, general meetings of Lend Lease and GPT will be held concurrently or consecutively. An overview of the key terms of the Stapling Deed is set out at section 10.10.2;
- Stapled Security holders will receive combined reports on the Merged Group and one distribution and dividend cheque when a distribution or dividend is paid; and
- Lend Lease Shares and GPT Units will trade as one security on the ASX.

7.5 Lend Lease Subscription

7.5.1 Lend Lease Subscription

Lend Lease has agreed to pay GPT Management $1,311 million to subscribe for GPT Units (the **Lend Lease Subscription**). The number of GPT Units subscribed for (and the issue price of those units) will be determined by Lend Lease and GPT Management (or if they cannot agree, an independent expert) before the Implementation Date. The Lend Lease Subscription is conditional on the Merger proceeding and will occur not more than two Business Days before the Implementation Date (but following the Stapling Record Date).

GPT will use the subscription amount paid by Lend Lease to fund the GPT Cash-Out Option and the payment of the Special Distribution described in section 7.2.2.

Lend Lease currently holds 17,300,373 GPT Units. Lend Lease intends to dispose of these units in the Cash Sale Facility or on-market following approval of the Merger.

GPT Units held by Lend Lease on commencement of the Merger, will continue to be held by Lend Lease (or a wholly owned subsidiary of Lend Lease) following the Merger as a separate class on the following basis:

- the Unstapled Units will have the same rights as other GPT Units, including the same voting and distribution rights (although Lend Lease confirms that it will not exercise the voting rights attached to these units while Lend Lease (or a wholly owned subsidiary) holds them and Lend Lease Shares and GPT Units remain stapled, other than as legally necessary to give legal effect to a resolution approved by Stapled Security holders);
- Lend Lease confirms it has no intention to transfer any of the Unstapled Units to third parties (except wholly owned subsidiaries of Lend Lease) or cause the Unstapled Units to be repurchased or redeemed; and
- the Unstapled Units will have no right to be stapled to Lend Lease Shares while held by Lend Lease or any of its subsidiaries.

It is not possible to predict with absolute certainty the treatment of those units over the long term as business and regulatory conditions may change. For example, if the Merged Group proposes issuing Stapled Securities as part of a future capital raising, it may become possible to include the Unstapled Units together with new shares issued by Lend Lease as part of that new Stapled Security issue. However, any action related to the Unstapled Units would require various regulatory clearances, would need to be carried out on an arms length basis and would also require the directors of the Merged Group to form the view that such action was in the best interests of Stapled Security holders.

7.5.2 Sources of funding

Lend Lease has sufficient cash reserves and available undrawn facilities to fund payment of the $1,311 million subscription amount and completion of the Merger.

The cash reserves are currently held in the form of Australian dollar short term bank accepted bills and commercial paper issued or accepted by counterparties with a short term Standard & Poor's credit rating of at least A-1.

The facilities available to Lend Lease to fund payment of the $1,311 million subscription amount and completion of the Merger comprise:

- an A$650 million facility made available by ABN AMRO Bank NV to Lend Lease Europe Finance Plc and Lend Lease Finance Limited (each being wholly owned subsidiaries of Lend Lease). The obligations of Lend Lease Europe Finance Plc and Lend Lease Finance Limited under the facility are guaranteed by Lend Lease; and
- a £250 million facility available by Barclays Bank Plc to Lend Lease Europe Finance Plc (being a wholly owned subsidiary of Lend Lease). The obligations of Lend Lease Europe Finance Plc under the facility are guaranteed by Lend Lease and after implementation of the Merger will also be guaranteed by GPT.

These facilities are subject to conditions precedent that are considered by Lend Lease to be standard for these types of facilities. Lend Lease expects that all conditions precedent to the facilities will be satisfied by the date on which it needs to draw down funds.

7.6 Other arrangements with GPT

7.6.1 Merger Implementation Agreement

Lend Lease and GPT Management have entered into a "Merger Implementation Agreement" dated 26 August 2004 under which Lend Lease and GPT Management undertake to take various steps to implement the Merger. A copy of the Merger Implementation Agreement is set out in Annexure B. An overview of its key terms is set out at section 10.10.1.

7.6.2 Stapling Deed

Lend Lease and GPT Management will enter into a "Stapling Deed" before the Merger is implemented. The Stapling Deed sets out various matters in respect of the relationship between Lend Lease and GPT Management whilst Lend Lease Shares are stapled to GPT Units. A copy of the Stapling Deed is set out in Annexure C. An overview of its key terms is set out at section 10.10.2.

7.7 Terms of issue of the Stapled Securities

The rights and obligations of Stapled Security holders will be principally governed by the constitutions of Lend Lease and GPT (as may apply from time to time).

The constitution of Lend Lease will apply to the Lend Lease Share component of the Stapled Security and GPT's constitution will apply to the GPT Unit component of the Stapled Security. Overviews of the Lend Lease and GPT constitutions (as will apply immediately following commencement of the Merger) are set out in Annexures E and F respectively.

The rights and obligations of Stapled Security holders will also be affected by the Corporations Act, the Listing Rules and other laws which apply to Lend Lease, GPT and Stapled Security holders from time to time.

7.8 Quotation on the ASX

An application for admission of the GPT Units to quotation on the ASX (as a component part of Stapled Securities consisting of Lend Lease Shares and GPT Units trading together) will be made to the operator of the ASX within seven days after the date of this document. An application for admission of the Lend Lease Shares to quotation on the ASX (as a component part of the Stapled Securities) will also be made to the operator of the ASX within seven days after the date of this document.

If the Merger proceeds, the Stapled Securities will be quoted on the ASX. It is expected that normal trading in Stapled Securities will commence on 20 December 2004.

8. SHAREHOLDER MEETING INFORMATION

8.1 Shareholder meetings

The Court has ordered that a meeting of Lend Lease Shareholders be convened to consider and, if thought fit, agree the Share Scheme for the purposes of section 411(4) of the Corporations Act. This meeting will be held concurrently with the Annual General Meeting at Wesley Conference Centre, 220 Pitt Street, Sydney, New South Wales on 17 November 2004 at 10:00am. The notice of meeting for the Scheme Meeting is included at the back of this Explanatory Memorandum. The notice sets out the resolution to be considered by Lend Lease Shareholders to approve the Share Scheme.

At the Annual General Meeting, Lend Lease Shareholders will also consider and, if thought fit, pass the shareholder resolutions described in section 8.3 below. Lend Lease Shareholders should have received the notice of meeting convening the Annual General Meeting at the same time as this Explanatory Memorandum.

It is a condition of the Merger that the shareholder resolutions described in sections 8.2 and 8.3 below (the **LLC Implementation Resolutions**) are passed by the requisite majorities of Lend Lease Shareholders.

Each Lend Lease Shareholder who is registered in Lend Lease's register of members at 7:00pm on 15 November 2004 is entitled to attend the Scheme Meeting and Annual General Meeting and vote, either in person or by proxy, on the resolutions to be considered at those meetings.

At the Annual General Meeting, Lend Lease Shareholders will also consider and, if thought fit, approve the Off-Market Buy-Back. The Buy-Back Overview sets out further information to assist Lend Lease Shareholders in deciding whether to approve the Off-Market Buy-Back. The Merger is not conditional on Lend Lease Shareholder approval of the Off-Market Buy-Back.

8.2 Scheme Resolution

8.2.1 Effect of Share Scheme

The Share Scheme will enable Lend Lease and Lend Lease Shareholders to participate in the Merger. The Share Scheme will authorise and direct Lend Lease to take the steps required on its part to give effect to the Merger for Lend Lease Shareholders. These steps are described at section 7.3.1 (and sections 12.5 and 12.6 in relation to the Sale and Exchange Facility).

A copy of the Share Scheme is set out in Annexure A.

8.2.2 Voting and required majorities

Voting on the Scheme Resolution will be by way of poll. On a poll, each Lend Lease Shareholder will have one vote for each Lend Lease Share held.

The requisite majorities of Lend Lease Shareholders which must approve the Share Scheme are as follows:

- a majority in number of Lend Lease Shareholders present and voting (either in person or by proxy) at the Scheme Meeting must vote in favour of the Share Scheme; and
- at least 75% of the votes cast on the resolution must be in favour of the Share Scheme.

If the requisite majorities are achieved and the other Merger Conditions are satisfied or waived, Lend Lease intends to apply to the Court for an order approving the Share Scheme and if granted, will lodge the order of the Court with ASIC. The Court could refuse to grant this order even if the Share Scheme is approved by the requisite majorities of Lend Lease Shareholders. Lend Lease expects that the Court will hear its application on or around 26 November 2004.

The Share Scheme will not become effective until it is approved by the Court and the order made by the Court is lodged with ASIC. Once the Share Scheme becomes effective, it will be binding on Lend Lease and each Lend Lease Shareholder.

8.2.3 No endorsement or expression of opinion by the Court

The order of the Court convening the Scheme Meeting is not and should not be treated as an endorsement by the Court of or any other expression of opinion by the Court on the Share Scheme.

8.3 Other resolutions on which the Merger is conditional

8.3.1 Other resolutions

The notice convening the Annual General Meeting sets out the resolutions to be considered by Lend Lease Shareholders at that meeting. Resolutions 4 to 7 (inclusive) in the notice of annual general meeting relate only to the Merger. The Merger is conditional on resolutions 4 and 5 being approved by Lend Lease Shareholders by the required majorities. The Merger is not conditional on resolutions 6 and 7 (relating to the Off-Market Buy-Back and the Non-Executive Directors Retirement Benefits Plan). An explanation of resolutions 4 and 5 is set out in sections 8.3.2 and 8.3.3 below.

8.3.2 Constitution amendment resolution

Lend Lease Shareholders will consider, as a special resolution, a resolution to amend the existing Lend Lease constitution to facilitate the stapling of Lend Lease Shares to GPT Units. This resolution is different to resolution 3 in the notice of annual general meeting, which deals with miscellaneous constitutional changes unrelated to the Merger. Resolution 3 is not conditional on the Merger.

Section 136 of the Corporations Act requires this resolution to be approved by a special resolution of Lend Lease Shareholders. This requires that at least 75% of the votes cast on the resolution by Lend Lease Shareholders (either in person at the meeting or by proxy) be cast in favour of the resolution.

The existing Lend Lease constitution with the proposed stapling amendments marked is available for inspection at the registered office of Lend Lease at Level 4, 30 The Bond, 30 Hickson Road, Millers Point New South Wales (between 9:00am and 5:00pm (Sydney time) on Business Days) and is available on Lend Lease's website at **www.lendlease.com.au**. A copy may be requested to be provided free of charge by contacting the Lend Lease Merger Information Line on 1300 302 138 (in Australia) or +61 2 9240 7468 (if overseas) between 9:00am and 5:00pm (Sydney time) Monday to Friday.

In summary, the amendments proposed to be made to the constitution will add new stapling provisions (which facilitate the stapling of Lend Lease Shares to other securities) and make a number of consequential amendments to other provisions of the constitution. A summary of:

- these stapling provisions are outlined in the summary of the constitution contained in Annexure E; and
- consequential amendments to other provisions of the constitution are set out below.

Consequential amendments

- (**forfeiture of partly paid shares**): An ordinary share may be forfeited where the call on that share or the GPT Unit stapled to it has not been paid and a notice requiring payment of the call is not complied with.

  Lend Lease may dispose of a forfeited share at a price determined by the directors. If a GPT Unit is forfeited, Lend Lease may forfeit the ordinary share stapled to it.
- (**surrender of shares**): An ordinary share may not be surrendered unless the GPT Unit stapled to it is also surrendered.
- (**disposal of forfeited shares**): Where Lend Lease disposes of ordinary shares, which are forfeited, surrendered, or over which Lend Lease has a lien, it may do all things necessary to effect the disposal and may receive the consideration paid on the disposal. Lend Lease must account to GPT Management for any portion of the consideration received on the sale of GPT Units.
- (**general meetings**): A combined meeting of Stapled Security holders may be convened. A representative and the auditor of GPT Management may attend a meeting of shareholders.
- (**proxy forms**): Shareholders may use the same proxy form for appointments in relation to their ordinary shares and GPT Units.
- (**share qualification**): Each director must hold at least 1,000 ordinary shares and while stapling applies, at least 1,000 GPT Units.
- (**powers and duties of directors**): Directors will be entitled:
  - to have regard to the fact that Lend Lease is operating with GPT as part of a stapled group whose economic and other interests are aligned; and
  - to the extent permitted by law, to have regard to the interests of shareholders as members of Lend Lease and GPT Unitholders.
- (**directors' fees**): The maximum amount of fees that may be paid in any year to directors of Lend Lease will be adjusted from US$900,000 to A$2 million. This change is designed to reflect the increased workload for non-executive directors in the much larger and more complex Merged Group, the appointment of three current non-executive directors of GPT Management to the Lend Lease board, and the likely appointment of additional non-executive directors within the next 12 months. Following implementation of the Merger, non-executive directors' fees will be set so as to cover their membership of both Lend Lease and GPT Management boards, based on the arrangements described in section 10.3.1.
- (**winding up**): Before commencing to wind up Lend Lease, a liquidator must give notice to GPT Management that Lend Lease is to be wound up.

Stapling of additional securities in the future
The amendments to the constitution will enable the directors, subject to the Corporations Act and the Listing Rules, to staple additional securities to Lend Lease Shares in the future. The various provisions will operate in the same way for any additional stapled securities. These amendments are designed to allow flexibility if Lend Lease and GPT later wish to acquire other entities to form part of an expanded stapled group, without the need for approval of Stapled Security holders unless otherwise required under the Corporations Act or Listing Rules.

8.3.3 Approval of Stapling Deed

Lend Lease Shareholders will consider a resolution approving the execution, delivery and performance by Lend Lease of its obligations under the Stapling Deed, and the provision of financial benefits by Lend Lease (and any entity it controls) to related parties by giving effect to the terms of the Stapling Deed and the transactions contemplated under the Stapling Deed.

A copy of the Stapling Deed is set out in Annexure C and a summary of its key terms is set out in section 10.10.2.

The Stapling Deed requires Lend Lease and its controlled entities (other than GPT Management and GPT and its controlled entities) to provide financial support to GPT Management, GPT (and its controlled entities) or any other person if requested to do so by GPT Management, provided that the Lend Lease Directors and the GPT Directors are the same at the time the request is made. The financial support may consist of (among other things):

- the provision of loans, advances and other financial accommodation;
- the provision of guarantees and the grant of security interests;
- the issue of redeemable preference shares or other securities to another person;
- the incurring of debt or other monetary liabilities in respect of moneys borrowed or raised; and
- the entry into such other agreements or arrangements (including a negative pledge) in connection with any financing debt incurred or financing security or financial accommodation provided on such terms as GPT Management may request.

However, neither Lend Lease nor GPT Management is required to provide, or procure the provision of any such financial support to the extent that the Lend Lease Directors or GPT Directors (as applicable) consider that:

- it is not in the interests of the Stapled Security holders as a whole;
- it would have materially adverse tax implications for Lend Lease (or its controlled entities) or GPT (or its controlled entities); or
- it would cause Lend Lease, GPT or any of their respective controlled entities to contravene or breach any applicable law, listing rule, direction of a government agency, its constitution or any other agreement.

Chapter 2E of the Corporations Act contains various restrictions on public companies giving financial benefits to related parties. Unless an exemption applies, the giving of financial benefits to related parties requires approval by Lend Lease Shareholders.

It is considered unlikely that the provision of financial support to GPT and its controlled entities in the manner described above constitutes the giving of a financial benefit to related parties of Lend Lease for the purposes of Chapter 2E of the Corporations Act. However, shareholder approval is sought for the avoidance of doubt.

To be approved, the resolution considered by Lend Lease Shareholders requires that a majority of votes cast on the resolution by Lend Lease Shareholders (either in person at the meeting or by proxy) be cast in favour of the resolution. GPT and its controlled entities and their respective associates must not vote on the resolution (unless on behalf of another person pursuant to a directed proxy).

The following information is given as the explanatory statement for the purposes of section 219 of the Corporations Act:

Related parties
The proposed resolution would permit financial benefits to be given to GPT Management, GPT, any entity controlled by either of them, and any trustee of any trust controlled by GPT from time to time.

Nature of financial benefits
The nature of the financial benefit is the effect on the value of GPT and its controlled entities from the financial support given by Lend Lease (or its group members) to those entities in accordance with the Stapling Deed. The terms of the Stapling Deed may require Lend Lease or its group members to provide financial support to these entities in circumstances where the terms may be more favourable to the relevant GPT entity than would otherwise be the case had the parties negotiated on an arm's length basis or had an independent assessor set the terms of the relevant financial support. This may result in a net financial benefit or advantage being conferred on the relevant GPT entity at the expense of Lend Lease as a stand alone entity.

Directors' recommendation
The Lend Lease Directors unanimously recommend that Lend Lease Shareholders approve the resolution. The Lend Lease Directors believe that the effect of the Stapling Deed will be in the overall interests of Lend Lease Shareholders as it will facilitate dealings between Lend Lease and GPT and its controlled entities in their combined economic interest without the need for ongoing independent analysis or shareholder approvals. This should result in savings of time and expense and assist Lend Lease and GPT Management in obtaining synergies and cost savings from the Merger. The financial support arrangements under the Stapling Deed should assist Lend Lease and GPT to act as a co-ordinated economic group for the benefit of Stapled Security holders.

Directors' interest
None of the Lend Lease Directors has an interest in the outcome of the resolution or the proposed Stapling Deed other than as the holder of Lend Lease Shares or GPT Units (as disclosed in section 10.2).

Other information
There is no other information (other than that which is set out in this Explanatory Memorandum) that is known to Lend Lease or any of its directors which is reasonably required by Lend Lease Shareholders in order to decide whether or not it is in the interests of Lend Lease to pass the proposed resolution.

8.4 GPT Meeting

8.4.1 GPT Implementation Resolutions

A meeting of GPT Unitholders will be held at Wesley Conference Centre, 220 Pitt Street, Sydney, New South Wales on 17 November 2004 at 2:30pm (the **GPT Meeting**). The purpose of the GPT Meeting will be to consider, and if thought fit, pass the following resolutions (the **GPT Implementation Resolutions**) necessary to give effect to the Merger:

1. (**amendment of constitution**): GPT Unitholders will consider, as a special resolution, a resolution to amend the existing GPT Constitution. The amended GPT Constitution will facilitate the stapling of GPT Units to Lend Lease Shares and authorise GPT Management to carry out the steps required to implement the Merger. The special resolution requires that at least 75% of the votes cast on the resolution by GPT Unitholders (either in person at the meeting or by proxy) be cast in favour of the resolution;
2. (**approval of Merger**): GPT Unitholders will consider, as a special resolution, a resolution to authorise GPT Management to carry out the Merger and do all things necessary to give effect to the terms of the Merger Implementation Agreement. This resolution effectively constitutes a general approval of the Merger and the grant of an authority to undertake the necessary steps to have the Merger implemented. The special resolution requires that at least 75% of the votes cast on the resolution by GPT Unitholders (either in person at the meeting or by proxy) be cast in favour of the resolution;
3. (**approval of Lend Lease Subscription**): GPT Unitholder approval will be sought for the acquisition of Consolidated GPT Units by Lend Lease under the Lend Lease Subscription. Following the Lend Lease Subscription, Lend Lease and its associates will have "voting power" in GPT of more than 20%, exceeding the limit prescribed by section 606 of the Corporations Act. Accordingly, GPT Unitholder approval is being sought under section 611 item 7 of the Corporations Act to allow Lend Lease and its associates to exceed this 20% limit; and
4. (**approval of mandate trading**): GPT Unitholder approval will also be sought to allow Lend Lease and its associates to acquire relevant interests in GPT Units up to 3% above its maximum post-Merger level during the period ending six months after the Implementation Date. The approval is sought in connection with the investment management activities conducted by Resolution Capital Limited (a company in which Lend Lease has a 50% equity interest) for property securities portfolios owned by third parties.

The Merger is conditional on approval by GPT Unitholders of the GPT Implementation Resolutions by the requisite majorities.

8.4.2 Lend Lease's voting intentions

As at 1 October 2004:

- Lend Lease and its associates; and
- GPT Management and its associates,

hold in aggregate 38,489,880 GPT Units. Lend Lease and its associates (including GPT Management) will abstain from voting on each GPT Implementation Resolution where they have an interest in the resolution other than as a GPT Unitholder (unless voting in accordance with a directed proxy).

It should be noted that Lend Lease has a relevant interest in an additional approximate 96.02 million (4.8%) GPT Units. These GPT Units are managed under contract on behalf of clients of the real estate securities business of Resolution Capital Limited, a company in which a wholly owned subsidiary of Lend Lease has a 50% shareholding. Resolution Capital Limited does not own these GPT Units, nor control the voting of these GPT Units. Voting in relation to these GPT Units will be in accordance with the instructions of the client providing the relevant investment mandate to Resolution Capital Limited. Lend Lease also has a relevant interest in 21.2 million (1.1%) GPT Units through the unit holding held by GPT Management as responsible entity of GPT Split Trust.

9. FURTHER INFORMATION ABOUT GPT AND GPT UNITS

9.1 Fees

Management fees will continue to be paid by GPT to GPT Management in relation to the asset management functions it performs for GPT. The amount of these fees will not exceed the cost of performing the management functions from time to time.

9.2 About GPT Management

GPT Management is the responsible entity of GPT and is responsible for issuing units in GPT. GPT Management is a wholly owned subsidiary of Lend Lease. GPT Management's registered office is Level 4, 30 The Bond, 30 Hickson Road, Millers Point, New South Wales 2000.

9.3 Significant risks

Section 3.17 summarises the key risks that the Lend Lease Directors and GPT Directors believe are important for Lend Lease Shareholders and GPT Unitholders to consider in the Merger and in holding securities in the Merged Group.

9.4 Continuous disclosure

9.4.1 Additional information available from the ASX

GPT is a "disclosing entity" under the Corporations Act and is subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules. These obligations include the preparation of annual reports and half yearly reports. The most recently lodged financial reports before the date of this Explanatory Memorandum are as follows:

- Half Yearly Report (for the half year ended 30 June 2004); and
- 2003 Annual Report (for the year ended 31 December 2003).

These obligations also include notification to the ASX of information about specified matters and events as they occur for the purpose of making that information available to the market. In particular, GPT has an obligation (subject to limited exceptions) to notify the ASX immediately upon becoming aware of any information which a reasonable person would expect to have a material effect on the price or value of GPT Units. Copies of the documents filed with the ASX may be obtained from the ASX website at **www.asx.com.au**.

Copies of documents lodged with ASIC by GPT may be obtained from, or inspected at, an ASIC office.

9.4.2 Information available from GPT

Non-material information relating to the Merger and the Stapled Securities may change from time to time. This information will be updated and made available to you on GPT's website at **www.gpt.com.au** or by contacting GPT on the telephone numbers set out below. A paper copy of any updated information is available free of charge on request.

GPT Management has agreed to make copies of the following documents available at its registered office at Level 4, 30 The Bond, 30 Hickson Road, Millers Point, New South Wales 2000 (between 9:00am and 5:00pm (Sydney time) on Business Days). These documents are also available on GPT's website at **www.gpt.com.au**. A copy of the following may be requested to be provided free of charge by contacting the Lend Lease Merger Information Line on 1300 302 138 (in Australia) or +61 2 9240 7468 (if overseas) between 9:00am and 5:00pm (Sydney time) Monday to Friday:

- GPT's constitution (which will apply immediately following commencement of the Merger);
- 2003 Annual Report (for the year ended 31 December 2003);
- Half Yearly Report (for the half year ended 30 June 2004); and
- any continuous disclosure document lodged by GPT with the ASX between the lodgement of its 2003 Annual Report and date of this Explanatory Memorandum. A list of these documents is set out in Annexure G.

9.5 Other matters

9.5.1 Investment considerations

GPT Management is committed to ensuring that GPT's assets are managed in a responsible manner that is sensitive to the environment and community. Within each property portfolio, property managers are required to have a program for managing environmental risk. The programs are tailored to each sector and require defined objectives and targets, reports on current and planned initiatives, and monitoring via regular external audits.

This section provides examples of some of the key initiatives being undertaken across each of GPT's property portfolios in regard to the environment, community and health and safety. The large amount of development work being undertaken across the portfolio provides an opportunity to implement new initiatives that focus on the environment as well as community engagement.

Environment

Within the retail portfolio, opportunities to address environmental and social issues are increasingly being provided by the significant development pipeline. Developments were completed at Erina Fair (NSW) and Floreat Forum (WA) in 2003, a major redevelopment is underway at Melbourne Central and developments are anticipated to commence at Macarthur Square and Penrith Plaza over 2004.

Lend Lease Retail group (**LLR**) manages GPT's portfolio of shopping centres and plays a central role in the operation and development of GPT's retail assets.

By way of example, two project specific initiatives can be seen at Erina Fair and Floreat Forum. At Erina Fair, the newly created Eatery uses displacement ventilation, another environmentally friendly cooling method and also boasts a shading system developed to maximise the use of natural light. These initiatives are now operating effectively, creating a more "natural" environment and also reducing the energy use at each of these centres.

Sustainability in design is emphasised across the portfolio in planning for and implementing developments. This practice recognises that substantial environmental and economic improvements are possible by taking a 'whole of life' approach to the development and operation of retail assets. These initiatives provide an essential element of structure to enable a more strategic approach to sustainability activities and investments as well as a broader platform for future environmental and sustainability reporting.

A major focus of this approach is "Triple Bottom Line Reporting – Sustainable Investment" which focuses on minimising environmental and social impacts in addition to economic aspects.

For example, this approach is apparent in relation to the development of GPT's centres. Development reports by LLR to GPT now align with the triple bottom line approach and are termed 'Sustainable Investment Reports'. This means that each development manager must clearly address environmental, social and economic issues in a comprehensive and clear manner. These reports are reviewed by GPT Management's management and board and are a key factor in decision-making for each centre's future development. This is in line with best practice in Australia.

Consistent with this practice is the creation and use of an "Environment and Community Charter" which ensures that the sustainability initiatives for each centre under development are appropriate. Among other things, the Charter ensures that Charter commitments are given prominence in relevant briefings and provides a mechanism for continuous reporting and performance by operations teams on completion of the development.

To date, this initiative has been applied to the master-planning and development proposals for Melbourne Central, Macarthur Square and Penrith Plaza. Aspirational targets have been identified against which a number of initiatives, including passive space conditioning to malls and advanced lighting control systems linked to efficient lighting, will be investigated. The initiatives implemented in each development will be subject to monitoring and verification once the developments are complete.

Workplace health and safety

GPT Management, as part of the Lend Lease group, is committed to providing a healthy and safe environment for employees, stakeholders and the communities with which GPT interacts. Lend Lease is focused on health and safety performance and adopts a strict philosophy of not compromising on safety.

In undertaking major development and construction across the portfolio, GPT largely utilises the services of Lend Lease. While Lend Lease has an impressive health and safety record, the business is committed to achieving an incident and injury free workplace. The importance of this commitment is communicated across all areas of Lend Lease's business, from staff on construction sites at GPT's assets to the GPT management team.

GPT Management supports and encourages this approach and oversees all projects through a review process, to ensure the philosophy is applied and that GPT management is aware of any issues in relation to injury or health and safety at GPT assets. While GPT Management and Lend Lease have dedicated staff resources responsible for overseeing health and safety, by the end of 2004 GPT's management team, along with all Lend Lease employees, will have attended training workshops highlighting the importance of a personal commitment to the provision of an incident and injury free workplace across the business.

Labour standards

GPT Management does not take into account labour standards for the purpose of selecting, retaining or realising investments of GPT.

9.5.2 Dispute resolution procedures

If you have a complaint about GPT Management in connection with your investment in GPT, you may:

- call the GPT Unitholder Service Centre on 1800 025 095; or
- write to GPT's unit registry at:

ASX Perpetual Registrars Limited
GPT Unit Registrar
Locked Bag A14
SYDNEY SOUTH NSW 1235.

On receipt, complaints are logged and categorised in a customer service log. Your complaint will be acknowledged within 14 days. Complaints are then actioned according to the complexity of the complaint. Complaints which are simple to resolve may be addressed immediately or in most cases within three business days of receipt. More complicated complaints which require further research or investigation may take longer to resolve. If a complaint is complex, an interim letter is sent to the unitholder usually within two days advising that their complaint requires detailed research or investigation and specifying a timeframe within which a response will be provided.

If the complaint is not resolved within 90 days, or if you are otherwise unsatisfied with the resolution of your complaint, you may have the right to make an application to the Financial Industry Complaints Service (FICS), PO Box 579, Collins Street West, Melbourne, Victoria, 8007 (telephone: 1800 335 405, fax: (03) 9621 2291). GPT is a member of FICS.

Further information about GPT's disputes and complaints handling procedures is available at GPT's website: www.gpt.com.au.

10. ADDITIONAL INFORMATION

10.1 Introduction

This section sets out additional information relating to the Merger, including the interests of directors of Lend Lease and GPT Management, agreements that GPT Management and Lend Lease have entered to implement the Merger and other material information.

10.2 Interests of Directors

10.2.1 Interests in marketable securities

The Lend Lease Directors are:

- David Crawford (Chairman);
- Greg Clarke;
- Joanne Curin;
- Gordon Edington;
- Peter Goldmark; and
- Richard Longes.

The GPT Directors are:

- Richard Longes (Chairman);
- Peter Joseph OAM;
- Malcolm Latham AM;
- Ken Moss;
- Brian Norris;
- Elizabeth Nosworthy; and
- Ross Taylor.

The following table lists the marketable securities in Lend Lease and GPT held by or on behalf of each Lend Lease Director and GPT Director as at the date of this Explanatory Memorandum:

Director	Number of Lend Lease Shares held[1]	Number of Lend Lease Shares held under Lend Lease share plans	Number of GPT Units held
G A Clarke	1,000	–	–
D A Crawford	4,395	6,279	–
J E Curin	1,000	–	–
G G Edington	15,000	4,816	–
P C Goldmark	3,000	5,441	–
R A Longes	46,705	8,714	15,702
P Joseph	–	–	50,000
M Latham	26,118	–	13,195
K Moss	–	–	25,000
B Norris	–	–	4,097
E Nosworthy	–	–	5,000
R Taylor	7,899	78,712	

(1) Includes Lend Lease Shares and GPT Units held directly, indirectly or beneficially (other than under Lend Lease share plans)

Lend Lease's constitution requires each Lend Lease Director to hold at least 1,000 Lend Lease Shares. Modifications proposed to the constitution as part of the Merger (see section 8.3.2) will have the effect of requiring each Lend Lease Director to hold at least 1,000 Stapled Securities. The constitution of GPT Management does not require GPT Directors to hold any GPT Units.

The Lend Lease Directors and GPT Directors, whether as directors, members, creditors or otherwise, have no material interest in the Merger (including the Share Scheme) or any other arrangements or matters contemplated by this Explanatory Memorandum, except as members holding securities as set out above or to the extent any remuneration is payable in connection with the Merger, as set out in section 10.3.

The effect of the Merger (including the Share Scheme) on those interests is the same as its effect on the same interests of other persons.

10.2.2 Agreements or arrangements with directors

Other than as set out in sections 10.2 and 10.3 or elsewhere in this Explanatory Memorandum, no payment or other benefit is proposed to be made or given (in connection with or conditional on the Merger (including the Share Scheme)) to any director, secretary or executive officer of Lend Lease or GPT Management as compensation for loss of, or as consideration for or in connection with his or her retirement from, office in Lend Lease, GPT Management or their related bodies corporate.

Other than as set out in sections 10.2 and 10.3 or elsewhere in this Explanatory Memorandum, there are no agreements or arrangements made between a director of Lend Lease or GPT Management and another person in connection with or conditional on the implementation of the Merger (including the outcome of the Share Scheme). However, directors of Lend Lease and GPT Management will be entitled to participate in the Merger in respect of any securities held by or on behalf of them to the extent permitted by law.

The Lend Lease Directors and GPT Directors do not intend to participate in the Cash Sale Facility, Off-Market Buy-Back or GPT Cash-Out Option for any of their marketable securities described above, unless required to do so under the terms of the Merger. However, individual directors may choose to participate in the Exchange Sale Facility to the extent permitted by the terms of the Merger.

10.2.3 Other interests of directors

Other than as set out in sections 10.2 and 10.3 or elsewhere in this Explanatory Memorandum:

- no director or proposed director of Lend Lease or GPT Management has, or has had at any time in the two years before the date of this Explanatory Memorandum, any interests:
  - in the formation or promotion of Lend Lease or GPT;
  - in property acquired or proposed to be acquired by Lend Lease or GPT in connection with its formation or promotion or the issue of Lend Lease Shares or GPT Units; or
  - in the issue of Lend Lease Shares or GPT Units; and
- no amounts have been paid or agreed to be paid and no value or other benefit has been given or agreed to be given to any director or proposed director of Lend Lease or GPT Management:
  - to induce him or her to become, or to qualify as, a director of Lend Lease or GPT Management; or
  - for services which he or she has provided in connection with either the formation or promotion of Lend Lease or GPT or the issue of Lend Lease Shares or GPT Units.

10.3 Directors' fees

10.3.1 Lend Lease Directors' fees

Under Lend Lease's constitution, the aggregate directors' fees in any year must not exceed US$900,000 or such other amount as may be determined by Lend Lease in general meeting. It is proposed that this amount be adjusted to A$2 million as part of the amendments proposed to the constitution as part of the Merger (see section 8.3.2). Consistent with these limits, directors' fees for Lend Lease directors have been set at $105,000 per annum covering all Lend Lease board duties and service on at least one board committee. The chairman's fees are $400,000 and chairmen of board committees receive an additional $25,000 per annum. These directors' fees are only payable to non-executive directors. In addition, non-executive directors are compensated for time spent travelling to overseas board and board committee meetings on the following basis:

Travel less than 4 hours	Nil;
Travel between 4 and 12 hours	$1,500 each way; and
Travel over 12 hours	$4,000 each way.

Following implementation of the Merger, non-executive directors' fees will be set so as to cover their membership of both Lend Lease and GPT Management boards, based on the arrangements detailed in this section.

Lend Lease also operates retirement and share ownership plans for non-executive directors approved by Lend Lease Shareholders.

For considerable additional work undertaken in connection with the Merger, David Crawford and Richard Longes received additional compensation of $117,600 and $39,200 respectively for the period from 24 May 2004 to 18 August 2004. These payments are not conditional on the Merger proceeding. For the period from 19 August 2004, where a non-executive director performs further additional work in relation to the Merger, he will receive additional compensation of $2,800 per day and the travel compensation referred to above. These payments are not conditional on the Merger proceeding.

Mr Longes receives additional fees as chairman of GPT Management (see below).

Greg Clarke is the Managing Director and Chief Executive Officer of Lend Lease. Mr Clarke will be paid the following remuneration in the current financial year:

- remuneration comprising total employment cost of $2,471,040 (excluding incentives, but including superannuation and other employment benefits and international assignee allowances); and
- incentives of up to $3,437,500 and a bonus payable in respect of various deliverables associated with the Merger and strategic objectives of Lend Lease. This bonus will be paid following completion of the Merger in an amount of $1,375,000.

Joanne Curin is the Finance Director of Lend Lease. As previously announced by Lend Lease, Ms Curin has resigned from that position and has agreed to continue with Lend Lease until a successor is appointed. Ms Curin will step down from the Lend Lease board following implementation of the Merger. Ms Curin is currently paid annual remuneration comprising total employment cost of $1,409,127 (including superannuation and other employment costs) with incentives of up to $1,300,000. The amount payable on cessation of Ms Curin's employment will be $2,037,932.

Details of the remuneration and entitlements of Lend Lease Directors for the year ended 30 June 2004 have previously been disclosed to Lend Lease Shareholders.

10.3.2 GPT Directors

Directors' fees for GPT Management have been set at $60,000 per annum for each director covering all GPT Management board duties. The chairman's fees are two times the standard fees paid to a director and the chairman of the Audit & Risk Management Committee receives an additional $20,000 per annum. Other members of the Audit & Risk Management Committee receive $15,000 per annum. These directors' fees are only payable to non-executive directors.

All directors' fees are paid by GPT Management and not by GPT.

Following implementation of the Merger, non-executive directors' fees will be set so as to cover their membership of both Lend Lease and GPT Management boards, based on the Lend Lease arrangements detailed above.

Peter Joseph, Malcolm Latham, Ken Moss and Elizabeth Nosworthy received additional amounts for the period from 24 May 2004 to 6 August 2004 of $108,000, $48,000, $36,000 and $36,000 respectively for additional work undertaken in relation to the Merger. For the period from 6 August 2004, supplementary per diem fees of $2,000 will be paid to Mr Latham, Mr Moss and Ms Nosworthy (respectively), and $6,000 will be paid to Mr Joseph, for preparation for and attendance at each substantive meeting dealing with the Merger or any alternative to it. Additional overseas travel time will be paid at $2,000 per day. These payments are not conditional on the Merger proceeding.

Richard Longes is a non-executive director of Lend Lease and receives remuneration from Lend Lease in that capacity (see above).

Brian Norris is a non-executive director of Lend Lease Real Estate Investments Limited and receives remuneration from Lend Lease in that capacity. Mr Norris is also entitled to a retirement benefit from GPT Management equal to the total of the director's fees paid to him during the three year period prior to his retirement.

Ross Taylor is employed by the Lend Lease group in the role of Chief Executive – Asia/Pacific and receives remuneration from Lend Lease in that capacity, including salary, short and long term incentive payments and retention payments. A bonus is payable to Mr Taylor for various additional responsibilities assumed by him in relation to the Merger, in part on the achievement of certain steps in the Merger process with the balance payable on completion of the Merger process. Following the Merger, Mr Taylor will be appointed to the role of Chief Executive – Development and Construction Asia Pacific and Americas.

10.3.3 Insurance and indemnities

Lend Lease's constitution requires Lend Lease to indemnify (and if requested by a director, enter into a deed indemnifying) each Lend Lease Director on a full indemnity basis and to the full extent permitted by law for all losses, liabilities, costs, charges and expenses incurred as an officer of Lend Lease, including a liability for negligence and a liability for reasonable legal costs.

In addition, Lend Lease maintains an insurance policy for the benefit of its officers, including Lend Lease Directors and GPT Directors which insures them against liability for their conduct as directors of Lend Lease and GPT Management respectively.

The constitution of GPT Management contains a provision indemnifying every GPT Director out of the funds of GPT Management against all costs, charges, expenses, losses and liabilities incurred in conducting the business of GPT Management or discharging his or her duties. It also provides that no GPT Director will be liable for:

- the acts or omissions of any other director or officer of GPT Management;
- by reason of the GPT Director having joined in receipt of money not received by him or her personally;
- loss on account of defects of title to property acquired by GPT Management;
- loss on account of insufficiency of any security;
- loss incurred through any banker, broker or other agent; or
- loss incurred upon any ground whatever other than his or her own wilful acts or defaults.

Deeds of indemnity have been granted by Lend Lease in favour of Richard Longes, Peter Joseph, Malcolm Latham, Ken Moss and Elizabeth Nosworthy as directors of a Lend Lease group company.

10.4 Merger Conditions

The Merger will not proceed unless a number of conditions precedent are satisfied (or where applicable waived by Lend Lease and GPT Management). The conditions precedent to the Merger (the **Merger Conditions**) are:

- certain regulatory approvals being granted (including all ASIC and ASX consents, waivers and approvals that are necessary to implement the Merger);
- approval by Lend Lease Shareholders of the LLC Implementation Resolutions by the requisite majorities (see sections 8.2 and 8.3);
- approval by GPT Unitholders of the GPT Implementation Resolutions by the requisite majorities (see section 8.4);
- approval by the Court of the Share Scheme (and lodgement of the order made by the Court approving the Share Scheme with ASIC) (see section 8.2) and the grant of Judicial Advice to GPT Management (see section 10.8.2);
- each of the conditions precedent set out in the Merger Implementation Agreement being satisfied (or where applicable waived) on or before 31 January 2005, or such later date as may be agreed by Lend Lease and GPT Management. A summary of the conditions precedent which have not yet been satisfied (or waived) at the date of this Explanatory Memorandum is set out in section 10.10.1; and
- the Merger Implementation Agreement not being terminated by any party prior to 8:00am on the Second Court Date. The circumstances in which the Merger Implementation Agreement may be terminated by a party are described in section 10.10.1.

The Merger is conditional on each of the Merger Conditions being satisfied or waived on or before 31 January 2005 (or such later date as may be agreed by GPT Management and Lend Lease).

10.5 Lend Lease Shareholders entitled to Stapled Securities

For the purpose of identifying the Lend Lease Shareholders entitled to participate in the Merger, dealings in Lend Lease Shares will only be recognised if:

- for dealings effected using CHESS, the transferee is registered in Lend Lease's register of members as the holder of the relevant Lend Lease Shares by 9:00am on the Stapling Record Date; and
- for other types of dealings, dealings that occur before the close of business on the Trading Cessation Date and in respect of which registrable transmission applications or transfers in registrable form in respect of those dealings are received on or before 9:00am on the Stapling Record Date at ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney, New South Wales, 2000.

Lend Lease will not accept for registration or recognise for any purpose any transmission application or transfer in respect of Lend Lease Shares received after the times described above.

10.6 GPT Unitholders entitled to Stapled Securities

For the purpose of identifying the GPT Unitholders entitled to participate in the Merger, dealings in GPT Units will only be recognised if:

- for dealings effected using CHESS, the transferee is registered in GPT's register of members as the holder of the relevant GPT Units by 9:00am on the Stapling Record Date; and
- for other types of dealings, dealings that occur before the close of business on the Trading Cessation Date and in respect of which registrable transmission applications or transfers in registrable form in respect of those dealings are received on or before 9:00am on the Stapling Record Date at ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney, New South Wales, 2000.

GPT will not accept for registration or recognise for any purpose any transmission application or transfer in respect of GPT Units received after the times described above.

10.7 Employee benefit vehicles

Lend Lease and its related bodies corporate sponsor a number of share plans both in Australia and internationally. The Lend Lease Shares in most of those plans except for the UK (Profit Share Scheme/Share Incentive Plans) and the US (Profit Share Plan) are held by LL Employee Holdings Custodian Pty Limited as custodian for the trustees of those plans. In some cases, employees with entitlements to Lend Lease Shares in those plans may direct the trustees as to how those shares will be voted. In other cases, the trustees have a discretion as to voting, acting in the best interests of their beneficiaries. The trustees are independent of Lend Lease and GPT and will vote their Lend Lease Shares according to the relevant trust deeds and their duties as trustees.

10.8 Other GPT arrangements

10.8.1 GPT governance process

The GPT Independent Directors are Peter Joseph (Chairman of the GPT Management board as comprised by its independent directors), Malcolm Latham, Elizabeth Nosworthy and Ken Moss. The GPT Independent Directors did not participate in formulating the Merger terms put to GPT by Lend Lease and consider themselves independent and able to make a recommendation to GPT Unitholders.

The other GPT Directors, Richard Longes, Ross Taylor and Brian Norris, are all non-independent directors of GPT Management and stood aside from consideration by GPT Management of the Merger proposal.

GPT Management took steps to ensure the independence and integrity of the processes by which the GPT Independent Directors evaluated and made the recommendation to GPT Unitholders. These steps include the appointment of Blake Dawson Waldron as governance adviser and adoption of a governance protocol.

On the basis of Blake Dawson Waldron's observations and from the information provided to Blake Dawson Waldron, it has confirmed to GPT Management that it is satisfied that the GPT Independent Directors and their advisers have undertaken an appropriate and rigorous evaluation of the proposal in accordance with the governance protocol and that the governance protocol has been complied with in all material respects. Blake Dawson Waldron was not the legal adviser to GPT Management or the GPT Independent Directors on the Merger proposal.

10.8.2 Application for judicial advice

GPT Management as responsible entity of GPT applied for judicial advice to confirm its power to take steps required to implement the Merger. The application was made pursuant to section 63 of the Trustee Act 1925 (NSW) and on 8 October 2004, Justice Barrett of the Supreme Court of New South Wales made orders including an order that a summary of the orders made by him be included in this Explanatory Memorandum:

- GPT Management is justified in convening a meeting of GPT Unitholders (within the meaning of section 9 of the Corporations Act) for the purpose of GPT Unitholders considering and if thought fit, agreeing to the resolutions set out in the notice of meeting convening the meeting of GPT Unitholders to consider the Merger;
- GPT Management is justified in proceeding on the basis that the making of amendments to the GPT Constitution in the manner proposed to GPT Unitholders, following the approval by special resolution of the GPT Unitholders, would be within the powers of alteration conferred by clause 15 of the GPT Constitution and section 601GC of the Corporations Act;
- the application for Judicial Advice be stood over to 26 November 2004 at 9.15am before His Honour Justice Barrett or as directed;
- any person who claims that their rights as a GPT Unitholder will be prejudiced by the amendment of the GPT Constitution and by GPT Management effecting the proposal described in the GPT Explanatory Memorandum may, on or before 26 November 2004, apply to the Court for such orders or such directions as the circumstances may require; and
- except for the publication of a summary of the above orders and circulation of the GPT Explanatory Memorandum to GPT Unitholders lodged with ASIC in the week commencing 11 October 2004, notice of the above proceedings and orders need not be given to or served on any person.

GPT Management intends to act in accordance with the above Judicial Advice and upon further advice proposed to be sought from the Court on 26 November 2004 in proceeding to implement the Merger.

At this hearing, GPT Management as responsible entity of GPT will apply for further judicial advice to the effect that it would be justified in implementing the Merger in accordance with the GPT Implementation Resolutions as approved by GPT Unitholders. GPT Management intends to act in accordance with such judicial advice in proceeding to implement the Merger.

If a final and non-appealable order is issued which prevents the grant of the Judicial Advice, GPT Management may terminate the Merger Implementation Agreement.

10.9 Acquisition of Stapled Securities by foreign persons

Under the Foreign Acquisitions and Takeovers Act 1975 (Cth), notification to the Federal Treasurer of acquisitions of interests in Australian urban land by foreign persons and acquisitions of a substantial shareholding in an Australian company by foreign persons is compulsory in certain circumstances. A Stapled Security constitutes both an interest in Australian urban land and a share. Investors who may be foreign persons for the purposes of the Foreign Acquisitions and Takeovers Act 1975 and are affected by these requirements include:

- a natural person not ordinarily resident in Australia;
- a corporation in which a natural person not ordinarily resident in Australia or a foreign corporation alone or together with an associate or associates holds not less than 15% of the voting power in the corporation or holds interests in not less than 15% of the issued shares of the corporation;
- a corporation in which two or more persons, each of whom is a natural person not ordinarily resident in Australia or a foreign corporation, alone or together with an associate or associates, hold not less than 40% of the voting power in the corporation or hold interests in not less than 40% of the issued shares of the corporation;
- the trustee of a trust estate in which a natural person not ordinarily resident in Australia or a foreign corporation alone, or together with an associate or associates, holds a beneficial interest in not less than 15% of the corpus or income of the trust estate; and
- the trustee of a trust estate in which two or more persons, each of whom is either a natural person not ordinarily resident in Australia or a foreign corporation, together with an associate or associates, hold, in the aggregate, beneficial interests in not less than 40% of the corpus or income of the trust estate.

The Foreign Acquisitions and Takeovers Regulations made under the Foreign Acquisitions and Takeovers Act 1975 provide exemptions for certain acquisitions of interests in Australian urban land such that the Foreign Acquisitions and Takeovers Act 1975 does not apply. The exemptions include an acquisition of an interest in Australian urban land where the acquisition by a single foreign person is of less than 15% (or 40% by two or more foreign persons in aggregate) of:

- the issued shares in a publicly listed Australian urban land corporation with less than 10% of its real estate assets in the form of developed residential real estate; or
- the units in an Australian urban land trust estate with at least 100 unitholders, where the units are issued pursuant to an approved prospectus and which has less than 10% of its real estate assets in the form of developed residential real estate.

The terms "Australian urban land", "Australian urban land corporation" and "Australian urban land trust estate" are defined terms under the Foreign Acquisitions and Takeovers Act 1975.

The acquisition by a foreign person of less than 15% of the Stapled Securities of the Merged Group will not be required to be notified to the Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975.

Investors requiring further information as to whether notification under the Foreign Acquisitions and Takeovers Act 1975 to the Federal Treasurer (through the Foreign Investment Review Board) is required in respect of a proposed investment or further investment in the Merged Group should consult their professional adviser.

10.10 Other arrangements between Lend Lease and GPT

Lend Lease and GPT have entered into a number of agreements to implement the Merger.

10.10.1 Merger Implementation Agreement

Lend Lease and GPT Management entered into the Merger Implementation Agreement on 26 August 2004. Under this deed, Lend Lease and GPT Management have undertaken to take various steps to implement the Merger. A copy of the Merger Implementation Agreement (without Schedule 4 and its annexures) is set out in Annexure B.

A brief overview of its key terms is set out below:

- **(agreement to implement Merger)**: Subject to the terms of the agreement, each party must execute all documents and take all necessary action within its power to implement the Merger and other transaction steps. Each party must assist the other in implementing the Merger;
- **(conditions)**: The parties' obligations to give effect to the Merger do not become binding until a number of conditions precedent have been satisfied or waived (on or before 31 January 2005). As at the date of this Explanatory Memorandum, the only conditions precedent yet to be satisfied or waived are:
  - Lend Lease Shareholder approval of the LLC Implementation Resolutions by the requisite majorities;
  - GPT Unitholder approval of the GPT Implementation Resolutions by the requisite majorities;
  - Court approval of the Share Scheme under section 411(4)(b) of the Corporations Act;
  - GPT Management obtaining Judicial Advice (as described in section 10.8.2);
  - no material adverse events impacting either the Lend Lease group or the GPT group, having occurred before 6.00pm on the day before the Second Court Date;

- the ASX approves the Stapled Securities for quotation;
- no temporary, preliminary or permanent injunction or other legal restraint preventing the Merger is in effect on the Second Court Date;

- **(termination rights)**: A party may terminate the agreement at any time before 8:00am on the Second Court Date (as defined in the agreement) if:
  - **(material breach)**: the other party is in material breach of the agreement and does not remedy the breach;
  - **(shareholder/unitholder approvals)**: the LLC Implementation Resolutions and the GPT Implementation Resolutions are not approved by the requisite majorities of Lend Lease Shareholders and GPT Unitholders;
  - **(regulatory intervention)**: a court or other government agency has issued a final and non-appealable order, decree or ruling or has taken other action which permanently restrains or prohibits the Merger;
  - **(prescribed occurrence)**: a "prescribed occurrence" occurs in relation to the other party after the date of the agreement. The "prescribed occurrences" for Lend Lease and GPT Management are defined as the "LLC Prescribed Occurrences" and "GPT Prescribed Occurrences" respectively in schedule 1 of the Merger Implementation Agreement (see Annexure B);
  - **(representations and warranties)**: the representations and warranties given or made by a party are not all materially true and correct on the Second Court Date (or other relevant dates on which they are expressed to be made) with the result that: there is an adverse effect on the consolidated assets or liabilities of that party's group exceeding $400 million when compared with the position had the representation or warranty been materially true and correct; there is an adverse effect on the consolidated net profit after tax of that party's group exceeding $40 million per annum when compared with the position had the representation or warranty been materially true and correct; or that party would be prevented from performing its obligations under the agreement; or
  - **(change of recommendation)**: the directors of the other party (in the case of GPT, the GPT Independent Directors) change their recommendation of the Merger;
- **(prescribed occurrences)**: Each party must use its best endeavours to procure that no "Prescribed Occurrence" occurs in relation to the party without the other party's prior written consent;
- **(board recommendations)**: Lend Lease must ensure that the Lend Lease Directors do not change their unanimous recommendation in favour of the Merger unless the independent expert appointed by Lend Lease fails to conclude that the Merger is in the Lend Lease Shareholders' best interests or a proposal emerges which the Lend Lease Directors consider superior. GPT Management must ensure that the GPT Independent Directors do not change their unanimous recommendation in favour of the Merger unless the independent expert appointed by GPT fails to conclude that the Merger is in the GPT Unitholders' best interests or a proposal emerges which the GPT Independent Directors consider superior;
- **(access to information)**: Each party must give the other party reasonable access to its records, premises and personnel, and reasonable co-operation, for the purpose of understanding the first party's financial position, implementing the Merger and any other purpose agreed;
- **(Off-Market Buy-Back)**: Lend Lease must maintain the current suspension of its on-market buy-back. Lend Lease must use its best endeavours to propose and complete the Off-Market Buy-Back of up to $388 million of Lend Lease Shares in the most financially efficient means practicable. Lend Lease's obligation to complete the Off-Market Buy-Back is subject to the terms being (in the Lend Lease Directors' business judgement) reasonable as to price and in the best interests of the holders of Stapled Securities;
- **(management structure)**: The board of directors of each of Lend Lease and GPT Management will be constituted as set out in section 2.8.1. The management structure of the Merged Group will be as set out in section 2.8.3;
- **(operating philosophy)**: The operating philosophy of the Merged Group will be as described under the "Operating philosophy" heading as set out in section 2.1; and
- **(limitation of liability)**: A liability arising under or in connection with the agreement can be enforced against GPT Management only to the extent that the liability can be satisfied out of the assets of GPT out of which GPT Management is actually indemnified for the liability. The liability of GPT Management is not limited where there is a reduction in the extent of its indemnification out of the assets of GPT as a result of its fraud, negligence or breach of trust.

10.10.2 Stapling Deed

Lend Lease and GPT Management will enter into the Stapling Deed before the Merger is implemented. The Stapling Deed sets out various matters in respect of the relationship between Lend Lease and GPT Management whilst Lend Lease Shares are stapled to GPT Units. A copy of the Stapling Deed is set out in Annexure C.

A brief overview of its key terms is set out below:

- **(condition precedent)**: The powers, obligations and liabilities of the parties under the Stapling Deed have no force and effect until the GPT Implementation Resolutions and LLC Implementation Resolutions are approved and all other conditions precedent to the Merger Implementation Agreement are satisfied or waived in accordance with the Merger Implementation Agreement;

- **(shares and units stapled)**: Lend Lease Shares and GPT Units on issue from time to time are stapled to one another. Each party must not do or refrain from doing anything which would cause Lend Lease Shares and GPT Units to not be stapled;
- **(restrictions on dealings in Lend Lease Shares)**: Lend Lease must not:
  - issue a Lend Lease Share unless GPT Management issues a GPT Unit to the same person at the same time and the Lend Lease Share and GPT Unit are stapled to one another immediately on issue;
  - cancel (whether on repurchase, redemption or otherwise) a Lend Lease Share unless GPT Management cancels the GPT Unit stapled to that Lend Lease Share at the same time;
  - make a call on, forfeit or accept the surrender of any partly paid Lend Lease Share unless GPT Management makes a call on, forfeits or accepts the surrender of the partly paid GPT Unit stapled to that Lend Lease Share;
  - convert Lend Lease Shares into a larger or smaller number of Lend Lease Shares unless GPT Management converts the GPT Units stapled to those Lend Lease Shares into the same, larger or smaller number of GPT Units;
  - vary a Lend Lease Share right so the holder receives a larger or smaller number of Lend Lease Shares on exercise or conversion of the share right, unless GPT Management varies the GPT Unit right stapled to that Lend Lease Share right so the holder receives the same, larger or smaller number of GPT Units on exercise or conversion;
  - agree or offer to do any of the above or invite a person to participate in any of the above transactions unless GPT Management agrees, offers or invites a person to participate in a corresponding transaction;

Reciprocal obligations apply to GPT Management in relation to GPT Units.

- **(registers and transfers)**: The parties must maintain a Stapled Securities register and appoint a common registrar. A party must not register any transfer of a Lend Lease Share or GPT Unit unless the other party registers the transfer of the GPT Unit or Lend Lease Share stapled to the relevant security to the same person at the same time;
- **(unstapling)**: The stapling of Lend Lease Shares and GPT Units terminates:
  - on the stapling becoming unlawful or prohibited by the Listing Rules;
  - on the commencement of winding up of Lend Lease or GPT; or
  - on the termination of GPT.

  The Lend Lease and GPT constitutions also provide that unstapling could occur with the approval by special resolutions of Lend Lease Shareholders and GPT Unitholders;
- **(co-operation and consultation)**: The parties must co-operate with each other in relation to all matters relating to the Stapled Securities. These include ensuring that:
  - Stapled Security holders meetings are held concurrently or consecutively;
  - the announcement and payment of dividends and distributions are co-ordinated;
  - the parties must use their best endeavours to ensure that, to the extent possible, the boards of Lend Lease and GPT Management have the same composition;
  - disclosures to the ASX, ASIC and investors are co-ordinated and co-operate with each other to ensure that each party complies with regulatory requirements;
  - the parties co-operate in relation to the preparation of group financial statements and other financial reports and information that are required to be publicly disclosed;
  - if the parties appoint separate auditors, the respective auditors must be directed to co-operate with one another in the performance of their audit functions;
  - consistent accounting and valuation standards and policies are applied; and
  - the parties consult with each other about their investment and borrowing policies and any proposed changes to their investment and borrowing policies and the implementation of those investment and borrowing policies;
- **(mutual financial support)**: On request, each party must (and must procure members of its group) provide financial support to the other party (and members of its group). The financial support may include: providing financial accommodation; incurring financing debt; providing security for financing debt; and entering into any agreement or arrangement (including a negative pledge) in connection with any financing debt incurred or security provided on such terms as the other party requests.

  A party need not do anything under the above provision unless Lend Lease and GPT Management have the same directors. Similarly, a party need not do anything under the above provision to the extent that the party's directors consider that:
  - it is not in the interests of the Stapled Security holders as a whole;
  - it would have materially adverse tax implications for Lend Lease (or its controlled entities) or GPT (or its controlled entities);

  - it would cause a member of the party's group to contravene or breach applicable laws, listing rules, directions of a government agency, its constitution or any other agreement;
- (**information**): The parties must co-ordinate the provision of information to Stapled Security holders and the public. On request, each party must disclose to the other party any information that other party considers necessary or desirable to perform its obligations under the Stapling Deed or any other document, agreement or arrangement relating to the Stapled Securities; and
- (**GPT's limit of liability**): Liabilities arising in connection with the Stapling Deed can be enforced against GPT Management only to the extent to which they can be satisfied out of the assets of GPT out of which GPT Management is actually indemnified for the liability.

10.10.3 Scheme deeds poll

GPT Management has entered into a deed poll in favour of Lend Lease Shareholders under which it undertakes to issue GPT Units to Lend Lease Shareholders in accordance with the Share Scheme and to perform its other obligations necessary to implement the Merger (**GPT Deed Poll**). GPT Management's obligations under the GPT Deed Poll are subject to satisfaction or waiver of the conditions precedent set out in the Merger Implementation Agreement and unless otherwise agreed with Lend Lease, will terminate if those conditions are not satisfied or waived before 31 January 2005. Lend Lease Shareholders may enforce the GPT Deed Poll directly against GPT Management if it fails to perform its obligations. A liability arising under or in connection with the GPT Deed Poll can be enforced against GPT Management only to the extent that the liability can be satisfied out of the assets of GPT out of which GPT Management is actually indemnified for the liability.

Lend Lease has entered into a deed poll in favour of GPT Unitholders under which it undertakes to issue Lend Lease Shares to GPT Unitholders in accordance with the Merger and to perform its other obligations necessary to implement the Merger (**Lend Lease Deed Poll**). Lend Lease's obligations under the Lend Lease Deed Poll are subject to satisfaction or waiver of the conditions precedent set out in the Merger Implementation Agreement and unless otherwise agreed with GPT Management, will terminate if those conditions are not satisfied or waived before 31 January 2005. GPT Unitholders may enforce the Lend Lease Deed Poll directly against Lend Lease if it fails to perform its obligations.

Copies of the GPT Deed Poll and Lend Lease Deed Poll are set out in Annexure D.

10.11 GPT Split Trust

As announced on 1 October 2004, GPT Management, as responsible entity of GPT Split Trust (ARSN 090 110 213) (**GPT Split Trust**), has agreed with Lend Lease to propose a trust scheme to GPT Split Trust unitholders to be considered prior to the Scheme Meeting, but with implementation conditional on the Merger proceeding.

Under the GPT Split Trust scheme, Lend Lease will offer to acquire all of the income units and growth units in GPT Split Trust for cash, payable following the completion of the Sale and Exchange Facility. The consideration offered will be as follows:

- for income units, $2.338, being an amount equal to the volume-weighted average price of those units on the ASX in the five day period prior to the public announcement of the GPT Split Trust scheme;
- for growth units, $1.638, being the implied wind-up consideration for those units (as set out in the GPT Split Trust constitution) based on the volume-weighted average price of GPT Units on the ASX in the five day period prior to the public announcement of the GPT Split Trust scheme.

If the GPT Split Trust scheme is approved, GPT Management will sell all of the GPT Units held in GPT Split Trust into the Cash Sale Facility. If the effective GPT Unit price delivered in the Cash Sale Facility (plus related GPT Merger Distributions) exceeds $3.684, an amount equal to any excess will be paid, 25% to holders of GPT Split Trust income units and 75% to holders of GPT Split Trust growth units.

If approved, the GPT Split Trust scheme will be implemented immediately following Court approval of the Share Scheme (prior to implementation of the Merger), with payment to occur after completion of the Cash Sale Facility.

The GPT Split Trust scheme will be subject to approval of the scheme by 75% of GPT Split Trust growth and income unitholders. If the GPT Split Trust Scheme is not implemented, GPT Management, in its capacity as responsible entity of GPT Split Trust, intends to put to GPT Split Trust growth unitholders and income unitholders an alternative resolution directing GPT Management to wind up GPT Split Trust.

10.12 Continuous disclosure

10.12.1 Additional information available from the ASX

Lend Lease is a "disclosing entity" under the Corporations Act and is subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules. These obligations require Lend Lease to notify the ASX of information about specified matters and events as they occur for the purpose of making that information available to the market. In particular, Lend Lease has an obligation (subject to limited exceptions) to notify the ASX immediately on becoming aware of any information which a reasonable person would expect to have a material effect on the price or value of Lend Lease Shares. Copies of the documents filed with the ASX may be obtained from the ASX website at www.asx.com.au.

10.12.2 Information available from Lend Lease

Lend Lease will make copies of the following documents available for inspection at the registered office of Lend Lease at Level 4, 30 The Bond, 30 Hickson Road, Millers Point New South Wales (between 9:00am and 5:00pm (Sydney time) on Business Days). The documents are also available on Lend Lease's website at **www.lendlease.com.au**. A copy of the following may be requested to be provided free of charge by contacting the Lend Lease Merger Information line on 1300 302 138 (in Australia) or +61 2 9240 7468 (if overseas) between 9:00am and 5:00pm (Sydney time) Monday to Friday:

- 2004 Annual Report (for the year ended 30 June 2004);
- 2004 Half-Year Report (for the half year ended 31 December 2003);
- existing Lend Lease constitution;
- amended Lend Lease constitution (as will apply on implementation of the Merger);
- Merger Implementation Agreement;
- Stapling Deed;
- Lend Lease Deed Poll;
- GPT Deed Poll; and
- any continuous disclosure document lodged by Lend Lease with the ASX between the lodgement of its 2004 preliminary final report and full year accounts and presentation and the date of this Explanatory Memorandum. A list of these documents is included in Annexure G.

Copies of documents lodged with ASIC in relation to Lend Lease may be obtained from, or inspected at, an ASIC office.

10.13 Market price information

Lend Lease Shares and GPT Units are officially quoted on the ASX. The following information is disclosed in relation to the market price of Lend Lease Shares and GPT Units:

	Lend Lease Share Price (at Close of Trade)	GPT Unit Price (at Close of Trade)
Latest recorded sale price (as at 8 October 2004)	$11.65	$3.70
Previous three months:		
High	$11.73 (5-Oct-04)	$3.72 (5-Oct-04)
Low	$10.33 (28-Jul-04)	$3.48 (29-Jul-04)
Sale price immediately before original merger proposal announced by Lend Lease	$10.75	$3.05

See the insert enclosed with this Explanatory Memorandum and headed 'Explanatory Memorandum – Market price information update' for details of the market price of Lend Lease Shares and GPT units as at 14 October 2004. This enclosed insert forms part of the Explanatory Memorandum.

10.14 Lend Lease Directors' statement

Other than as set out in this Explanatory Memorandum:

- the financial position of Lend Lease has not, within the knowledge of the directors of Lend Lease, materially changed since the date of the last balance sheet laid before a general meeting of Lend Lease or sent to Lend Lease Shareholders, namely the balance sheet as at 30 June 2003 (other than as set out in the balance sheet as at 30 June 2004 which is to be laid before the Annual General Meeting); and
- there is no other information within the knowledge of any director of Lend Lease (or of a related body corporate) that is material to the making of a decision in relation to the Share Scheme and that has not previously been disclosed to Lend Lease Shareholders.

The Lend Lease Directors intend that the businesses within the Lend Lease group will be conducted as set out in sections 2 and 3 and that the employment of the present employees of the Lend Lease group will continue, except as described in section 2.8.4.

10.15 GPT Directors' statement

Other than as set out in this Explanatory Memorandum:

- the financial position of GPT and GPT Management has not, within the knowledge of the GPT Directors, materially changed since the date of the last balance sheet reported to GPT Unitholders, namely the balance sheet as at 30 June 2004;
- there is no other information within the knowledge of any director of GPT Management that might reasonably have a material influence on the decision by Lend Lease Shareholders whether to acquire GPT Units under the Merger and that has not previously been disclosed to GPT Unitholders.

10.16 ASIC and ASX consents

10.16.1 ASIC relief

Lend Lease

ASIC has granted the following modifications and exemptions in relation to the operation of the Corporations Act as it applies to Lend Lease:

- section 723(1) – a modification to the extent required to implement the Merger without the use of individual application forms by GPT Unitholders;
- section 711(5) and 723(3) – modifications relating to statements required to be made in the GPT Explanatory Memorandum in relation to quotation of securities;
- sections 734(5)(a) and 734(6)(b) – modifications permitting Lend Lease, its related bodies corporate or any person acting on its behalf to advertise or issue publications concerning the Merger without those advertisements or publications referring to application forms;
- section 606 – an exemption to facilitate the operation of the Sale and Exchange Facility;
- section 671B – an exemption to relieve Lend Lease from making disclosure of interests in securities obtained under the Sale and Exchange Facility;
- Chapter 5C and Part 7.9 – an exemption to facilitate the offer and implementation of the Sale and Exchange Facility; and
- Division 5A of Part 7.9 – an exemption to facilitate the offering of the Sale and Exchange Facility.

GPT

ASIC has granted the following modifications and exemptions in relation to the operation of the Corporations Act as it applies to GPT Management and GPT:

- section 601GA (as modified by Class Order 98/52) – modifications to enable Lend Lease and GPT Management to allocate the issue price of Stapled Securities between the Lend Lease Shares and GPT Units comprising them, as required under the Stapling Deed, and to extend the relief granted under Class Order 98/52 to Stapled Securities;
- sections 601FC(1)(c) and 601FD(1)(c) – modifications to enable GPT Management and its officers respectively to act in the best interests of GPT Unitholders in their capacity as Stapled Security holders rather than solely as unitholders of GPT;
- section 601LC – a modification of the related party provisions of the Corporations Act permitting GPT to give financial benefits to Lend Lease or any wholly owned entity of Lend Lease or a related party of GPT Management who holds Stapled Securities on terms which are not arm's length without the approval of GPT Unitholders;
- section 601FC(1)(d) – a modification to enable GPT Management to deal with the Excluded Foreign Unitholders in the manner described in the GPT Explanatory Memorandum;
- sections 601FC(1)(d) and 601GA(4) and Part 5C.6 – modifications to enable GPT Management to offer the GPT Cash-Out Option to GPT Unitholders;
- section 601GA(1) – a modification to facilitate the issue of the Unstapled Units for the fair value agreed by Lend Lease and GPT Management or, if they are unable to agree, at a price determined by an expert;
- sections 734(5)(a) and 734(6)(b) – modifications permitting GPT Management, its related bodies corporate or any person acting on its behalf to advertise or issue publications concerning the merger without those advertisements or publications referring to application forms;
- section 1016A – modification to allow the Merger to be implemented without the use of individual application forms by Lend Lease Shareholders;
- Division 5A of Part 7.9 – an exemption to facilitate the offering of the Sale and Exchange Facility;
- Chapter 5C and Part 7.9 – an exemption to facilitate the offer and implementation of the Sale and Exchange Facility;
- section 606 – an exemption to facilitate the operation of the Sale and Exchange Facility;
- section 671B – an exemption to relieve GPT Management from making disclosure of interests in securities obtained under the Sale and Exchange Facility;
- Part 7.7 and associated regulations – a modification to allow the Financial Services Guides issued by KPMG Transaction Services and Ernst & Young Transaction Advisory Services to be included in the Explanatory Memorandum;
- Part 7.7 – a modification to allow the various Financial Services Guides for the Merger transaction to be sent to Lend Lease Shareholders and GPT Unitholders at the addresses recorded on the GPT and Lend Lease registers of members; and
- Part 7.9 – an exemption from compliance with certain requirements of Part 7.9 of the Corporations Act which are not appropriate for the Explanatory Memorandum (which also constitutes a product disclosure statement in relation to GPT Units).

ASIC has also granted the following modifications and exemptions in relation to the operation of the Corporations Act as it applies to the Sale Bank and ASX Perpetual: Division 5A of Part 7.9 (the unsolicited offers provisions); section 606 (the takeovers provisions); section 671B (the substantial shareholder provisions); and Chapter 5C and Part 7.9 (other than Division 5A) (the managed investment scheme provisions).

10.16.2 ASX waivers

ASX has granted Lend Lease, GPT Management and GPT the following waivers from the operation of the following Listing Rules as they apply to Lend Lease, GPT Management and GPT:

Confirmations and approvals

- Listing Rule 6.1 – confirmation that the ASX considers that the terms applying to the Stapled Securities and the Unstapled Units (on condition that quotation of the Unstapled Units is not sought while the stapling continues) are appropriate and equitable;
- Listing Rule 6.2 – confirmation that the ASX considers that this rule does not apply to Unstapled Units;
- Listing Rule 6.12.3 – ASX approval of the provisions of GPT's constitution, relating to divestment of the units of foreign unitholders, as appropriate and equitable;
- Listing Rules 11.1.2 and 11.1.3 – confirmation that the ASX considers that these rules do not apply to the Merger;
- Guidance Note 2 – confirmation that the ASX is satisfied that the terms of the stapling arrangements are appropriate; and
- Listing Rule 1.1 Condition 5 – confirmation that this rule does not apply to GPT Management cancelling GPT Units under the GPT Cash-Out Option.

Waivers

- Listing Rule 2.4 – to enable the Unstapled Units to not be quoted on condition that they are not stapled to Lend Lease Shares or transferred to a third party other than to a related body corporate of Lend Lease and will continue to be entitled to vote at GPT meetings and receive distributions paid on GPT Units;
- Listing Rule 6.24 Appendix 6A item 1 – to permit Lend Lease and GPT to announce an estimate of the dividend and distribution that they respectively propose to pay, on the date that the dividends and distributions are announced, on condition that the actual dividend and distribution rate is advised to the ASX as soon as it becomes known;
- Listing Rule 7.1 – to enable Lend Lease to issue Lend Lease Shares exceeding 15% of its capital to GPT Unitholders and GPT to issue GPT Units exceeding 15% of its capital to Lend Lease Shareholders under the Merger without specific shareholder or unitholder approval (as the case may be) and confirmation that the Lend Lease Shares and GPT Units issued with the benefit of the waiver will be treated as being issued with shareholder and unitholder approval (respectively) for the purposes of the note to Listing Rule 7.1;
- Listing Rule 7.40 Appendix 7A – to enable Lend Lease and GPT Management to proceed with the timetable in the Merger Implementation Agreement;
- Listing Rule 8.10 – to permit Lend Lease and GPT Management to refuse to register a transfer of a Lend Lease Share and a GPT Unit respectively if the transfer is not accompanied by a paper-based transfer of a GPT Unit and Lend Lease Share respectively;
- Listing Rule 10.1 – to permit transfers of assets between Lend Lease and GPT Management (and their wholly owned child entities) without Lend Lease Shareholder or GPT Unitholder approval on the condition that all Lend Lease Shares and GPT Units (other than the Unstapled Units) remain stapled and neither Lend Lease nor GPT issues any other securities that are not stapled to corresponding securities in GPT or Lend Lease (respectively);
- Listing Rule 10.11 – to permit Lend Lease to issue Lend Lease Shares to its related parties on the condition that the prior approval of the Lend Lease Shareholders to the Merger is obtained;
- Listing Rule 10.11 – to permit GPT to issue GPT Units to its related parties on the condition that the prior approval of the GPT Unitholders to the Merger is obtained; and
- Settlement Rule 5.14 – to permit holding adjustments to be made to holdings of GPT Unitholders participating in the Sale and Exchange Facility without sponsoring broker consent.

10.17 Interests of advisers

10.17.1 Interests of advisers

Other than as set out in this section 10.17 or elsewhere in this Explanatory Memorandum, no person named in a Merger Document as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of a Merger Document has, or in the last two years before the date of this Explanatory Memorandum has had, any interests:

- in the formation or promotion of Lend Lease or GPT;
- in property acquired or proposed to be acquired by Lend Lease in connection with its formation or promotion or the issue of Lend Lease Shares or GPT Units; or
- in the issue of Lend Lease Shares or GPT Units.

Other than as set out in this section 10.17 or elsewhere in this Explanatory Memorandum, no amounts have been paid or agreed to be paid and no value or other benefit has been given or agreed to be given to such persons in connection with the preparation or distribution of a Merger Document or in connection with the formation or promotion of Lend Lease or GPT or the issue of Lend Lease Shares or GPT Units.

10.17.2 Costs of the Merger

The costs of the Merger include legal, taxation, financial advisory, investigating accountant and independent expert costs. If the Merger proceeds, these costs will total approximately $68 million. If the Merger does not proceed, not all of these costs will be incurred such that the costs will total approximately $37 million, of which the costs payable by Lend Lease will be approximately $25 million.

Lend Lease advisers

Ernst & Young Transaction Advisory Services is entitled to receive professional fees of approximately $725,000 in connection with the preparation of the independent expert's report set out in section 5.

KPMG and KPMG Transaction Services (Australia) Pty Limited are entitled to receive professional fees of approximately $4 million in connection with work carried out on the Merger and the preparation of the Investigating Accountants' reports set out in section 4.

Greenwoods & Freehills Pty Limited is entitled to receive professional fees of approximately $1.5 million in connection with work carried out on the Merger and the preparation of the Tax Report set out in section 6. Greenwoods & Freehills Pty Limited may be entitled to further fees for additional work done in accordance with its normal basis of charging.

ABN AMRO Equities Australia Ltd will be paid $150,000 in respect of the Exchange Sale Facility and up to $600,000 in respect of the Cash Sale Facility.

Macquarie Securities (Australia) Limited will be paid $100,000 in respect of the Exchange Sale Facility and up to $600,000 in respect of the Cash Sale Facility.

GPT Management advisers

Grant Samuel & Associates Pty Limited is entitled to receive professional fees of approximately $1 million in connection with the preparation of its independent expert's report for GPT Unitholders in the GPT Explanatory Memorandum.

Greenwoods & Freehills Pty Limited is entitled to receive professional fees of approximately $625,000 in connection with work carried out on the Merger and the preparation of the tax report for GPT Unitholders in the GPT Explanatory Memorandum. Greenwoods & Freehills Pty Limited may be entitled to further fees for additional work done in accordance with its normal basis of charging.

Blake Dawson Waldron is entitled to receive professional fees of approximately $250,000 in connection with the functions it performs as governance adviser to the board of GPT Management.

ABN AMRO Equities Australia Ltd will be paid $150,000 in respect of the Exchange Sale Facility and up to $600,000 for the Cash Sale Facility.

Macquarie Securities (Australia) Limited will be paid $100,000 in respect of the Exchange Sale Facility and up to $600,000 for the Cash Sale Facility.

10.18 Miscellaneous

10.18.1 Consents and disclaimers

The following persons have given and have not, before the date of issue of this Explanatory Memorandum, withdrawn their consent to:

- be named in a Merger Document in the form and context in which they are named;
- the inclusion of their respective reports or statements noted next to their names and the references to those reports or statements in the form and context in which they are included in a Merger Document; and
- the inclusion of other statements in a Merger Document which are based on or referable to statements made in those reports or statements, or which are based on or referable to other statements made by those persons, in the form and context in which they are included:

Name of Person	Named as	Reports/Statements
Ernst & Young Transaction Advisory Services Limited	Independent expert	Independent expert's report set out in section 5.
KPMG and KPMG Transaction Services (Australia) Pty Limited	Investigating Accountant	Reports set out in sections 4.
Greenwoods & Freehills Pty Limited	Taxation adviser	Tax Report set out in section 6.
ABN AMRO Equities Australia Ltd	Sale Bank	Statements set out in section 10.17.2.
Macquarie Securities (Australia) Limited	Sale Bank	N/A.
Blake Dawson Waldron	Governance adviser to GPT Management	Statements set out in section 10.8.1.
Grant Samuel & Associates Pty Limited	Independent expert engaged by GPT Management	Statements set out in section 1.8.
Standard & Poor's (Australia) Pty Ltd	Credit rating agency	Statements attributed to Standard & Poor's in sections 1.4.1 and 3.12, and in the independent expert's report set out in section 5.
ABN AMRO Bank NV	Bank	Statements set out in section 7.5.2
ASX Perpetual Registrars Limited	Share Registry	N/A.
PricewaterhouseCoopers	Auditors	N/A.

Each of the above persons:

- does not make, or purport to make, any statement in a Merger Document other than those statements referred to above and as consented to by that person; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of a Merger Document other than as described in this section with the person's consent.

10.18.2 Circumstances requiring issue of a supplementary explanatory memorandum

A supplementary explanatory memorandum will be issued if Lend Lease or GPT Management becomes aware of any of the following events between the date of issue of this Explanatory Memorandum and the date the Stapled Securities are quoted on the ASX:

- a material statement in a Merger Document is misleading or deceptive;
- there is a material omission from a Merger Document;
- there has been a significant change in a matter included in a Merger Document; or
- a significant new circumstance has arisen and it would have been required to be included in a Merger Document.

10.18.3 Directors' consent to lodgement

The Lend Lease Directors have given (and not withdrawn) their consent to lodgement of this Explanatory Memorandum and the Buy-Back Overview with ASIC.

The GPT Directors have given (and not withdrawn) their consent to lodgement of this Explanatory Memorandum with ASIC.

10.18.4 No unacceptable circumstances

Lend Lease and GPT Management and their respective directors are not aware of any matter which could in their opinion give rise to a declaration of unacceptable circumstances in relation to the Merger pursuant to Division 2B of Part 6.10 of Chapter 6 of the Corporations Act.

11. ADDITIONAL INFORMATION FOR INTERNATIONAL INVESTORS

This section 11 sets out important information for Lend Lease Shareholders who are not resident in Australia. All Excluded Foreign Shareholders who continue to hold Lend Lease Shares at the Stapling Record Date will automatically participate in the Cash Sale Facility (as set out in section 12.6) for all their Lend Lease Shares. Excluded Foreign Shareholders are not eligible to receive Stapled Securities or participate in the Exchange Sale Facility or the Off-Market Buy-Back. In addition, Lend Lease Shareholders resident in the US will not be eligible to participate in the Exchange Sale Facility.

Lend Lease Shareholders who are not resident in Australia should obtain advice on the taxation implications arising in their local jurisdiction of participating in the Merger, the Sale and Exchange Facility and the Off-Market Buy-Back.

11.1 Excluded Foreign Shareholders

You will be eligible to receive Stapled Securities under the Merger if you are a resident of Australia, New Zealand, the US or Germany (**Eligible Jurisdictions**). Residents of all other countries will not be eligible to receive Stapled Securities under the Merger unless you are a resident of:

- the UK, and you meet the criteria set out in section 11.2;
- Singapore, and you meet the criteria set out in section 11.3; or
- Hong Kong, and you meet the criteria set out in section 11.4.

If you are a Lend Lease Shareholder and you do not meet the above criteria, you will only be eligible to receive Stapled Securities under the Merger if you are able to demonstrate to GPT Management's satisfaction before the Effective Date that GPT Management may lawfully issue GPT Units to you either unconditionally or after compliance with such conditions as GPT Management in its absolute discretion regards as acceptable and not unduly onerous. If you wish to make an application of this nature, you should do so in writing:

- setting out the reasons why you believe GPT Units may be lawfully issued to you under the Merger, and any conditions or requirements that GPT Management (or any other person) would need to satisfy or comply with in order to do so; and
- attaching a signed declaration certifying that you are a person to whom GPT Units may be lawfully issued under the Merger, together with appropriate legal advice from a qualified legal adviser in your country of residence confirming the matters stated in the application and certified in the declaration.

Applications and accompanying documents should be directed to the Company Secretary – Lend Lease Corporation Limited and sent by post or facsimile to Level 4, 30 The Bond, 30 Hickson Road, Millers Point, New South Wales 2000 Australia or if by facsimile, to +61 2 9383 8154, together with your name, address and other contact details. Applications must be received by no later than 5:00pm on 15 November 2004.

11.2 Shareholders in the United Kingdom

GPT is a collective investment scheme, which is not regulated in the UK. In the UK, communication of this document is restricted pursuant to section 21 (restrictions on financial promotion) of the Financial Services and Markets Act 2000 (as amended). Lend Lease Shareholders resident in the UK who are:

- "investment professionals" (being persons having professional experience in matters relating to investments) within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) (the **Financial Promotion Order**) and are also persons falling within paragraph (2)(a) of Regulation 7 of the Public Offers of Securities Regulations 1995 (as amended) (the **POS Regulations**); or
- persons to whom one of paragraphs (2)(a) to (d) of Article 49 (high net worth companies, unincorporated associations etc.) of the Financial Promotion Order applies and are also persons falling within paragraph (2)(a) of Regulation 7 of the POS Regulations,

and who have executed a declaration in a form acceptable to GPT Management certifying that they are a person who meets the above criteria and returned that declaration to the Company Secretary – Lend Lease Corporation Limited (so it is received by no later than 5:00pm 15 November 2004) are eligible to receive Stapled Securities under the Merger. Lend Lease Shareholders resident in the UK will shortly receive a form of declaration which is acceptable to GPT Management for these purposes.

11.3 Shareholders in Singapore

This Explanatory Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore and does not constitute an offer to the public in Singapore. This Explanatory Memorandum or any other document or material in connection with it, may not be circulated or distributed by any recipient whether directly or indirectly to the public or any member of the public in Singapore. Accordingly, Lend Lease Shareholders resident in Singapore who:

- are persons specified in section 274 or section 304 (as relevant) of the Securities and Futures Act (Cap 289 of Singapore) and will comply with section 276 and section 304A of the Securities and Futures Act (Cap 289 of Singapore) (as relevant) (**Singapore Professional Investor**); and
- have executed a declaration in a form acceptable to GPT Management certifying that they are a Singapore Professional Investor and returned that declaration to the Company Secretary – Lend Lease Corporation Limited so it is received by no later than 5:00pm on 15 November 2004,

are eligible to receive Stapled Securities under the Merger. Lend Lease Shareholders resident in Singapore will shortly receive a form of declaration which is acceptable to GPT Management for these purposes.

11.4 Shareholders in Hong Kong

This Explanatory Memorandum does not constitute an offer of, or an invitation to subscribe for or purchase any securities in Hong Kong. This Explanatory Memorandum is not a prospectus within the meaning of the Hong Kong Companies Ordinance nor is it an advertisement, invitation or document subject to section 103(1) of the Hong Kong Securities and Futures Ordinance. In addition, this Explanatory Memorandum has not been authorised or approved by the Securities and Futures Commission in Hong Kong, nor has a copy of it been registered by the Registrar of Companies in Hong Kong. Accordingly, Lend Lease Shareholders resident in Hong Kong who:

- are "professional investors" within the meaning of the Hong Kong Securities and Futures Ordinance (Cap. 571) and any rules made thereunder (**Hong Kong Professional Investor**); and
- have executed a declaration in a form acceptable to GPT Management certifying that they are a Hong Kong Professional Investor and returned that declaration to the Company Secretary – Lend Lease Corporation Limited so it is received by no later than 5:00pm on 15 November 2004,

are eligible to receive Stapled Securities under the Merger. Lend Lease Shareholders resident in Hong Kong will shortly receive a form of declaration which is acceptable to GPT Management for these purposes.

11.5 US accounting disclaimer

The pro forma historical financial information included in this Explanatory Memorandum does not purport to be in compliance with Article 11 of Regulation S-X of the Rules and Regulations of the SEC. Under Article 11, pro forma income statements must be presented assuming the relevant transaction had been consummated at the beginning of the financial year presented and may only include adjustments which give effect to events that are directly attributable to the transaction, are expected to have a continuing impact on the entity and are factually supportable. Pro forma adjustments related to the pro forma statement of financial position must be computed assuming the transaction was consummated on the date of the statement of financial position being presented and must include adjustments which give effect to events that are directly attributable to the transaction and factually supportable, regardless of whether they have a continuing impact or are non-recurring.

Further, investors should be aware that certain of the financial data included in this Explanatory Memorandum may be considered "non-GAAP financial measures" under Regulation G of the US Exchange Act. For example, this Explanatory Memorandum presents EBITDA data. Lend Lease and GPT Management believe that EBITDA is a widely recognised performance metric in the property industry. Lend Lease and GPT Management believe that EBITDA provides management and investors useful information about the operating performance of the relevant entity prior to considering financing decisions, but should not be considered as an indication of, or alternative to, profit from ordinary activities after income tax expense, as an indicator of financial performance or as an alternative to cash flow as a measure of liquidity. Other entities in the property industry may calculate EBITDA in a different manner to Lend Lease and GPT Management. The disclosure of such non-GAAP financial measures in the manner included in this Explanatory Memorandum may not be permissible in a registration statement under the Securities Act.

In accordance with customary practice in public documents in Australia, the Explanatory Memorandum includes prospective financial information for the financial year ending 30 June 2005. The prospective financial information is the responsibility of Lend Lease's and GPT Management's directors and has been prepared in accordance with Australian GAAP. The prospective financial information was not prepared with a view toward compliance with published guidelines of the SEC or the guidance established by the American Institute of Certified Public Accountants for the preparation and presentation of prospective information.

The prospective financial information contained in this Explanatory Memorandum necessarily is based upon a number of estimates and assumptions that, while presented with numerical specificity and considered reasonable by Lend Lease and GPT Management, are inherently subject to significant business, economic and competitive uncertainties and contingencies many of which are beyond the control of Lend Lease and GPT Management and their directors, and upon estimates and assumptions with respect to future business decisions which are subject to change. The inclusion of this information in this Explanatory Memorandum should not be regarded as a representation or warranty with respect to its accuracy or the accuracy of the underlying estimates or assumptions or that the Merged Group will achieve or is likely to achieve any particular results. This information also assumes the success of the Merged Group's business strategies. The success of the strategies is subject to uncertainties and contingencies beyond the Merged Group's control and the control of the directors and no assurance can be given that the strategies will be effective or that the anticipated benefits from the strategies will be realised in the period for which forecasts have been prepared or otherwise. Accordingly, there can be no assurance that these results will be realised. The prospective financial information presented in this Explanatory Memorandum may vary from actual results, and these variations may be material. Investors in the Stapled Securities are cautioned not to place undue reliance on this information.

Investors' attention is drawn to the developments and uncertainties affecting the Merged Group's business that are discussed throughout this Explanatory Memorandum. The prospective financial information should be read together with the assumptions and sensitivity analysis set forth in sections 3.5, 3.7 and 3.8 and the risk factors set forth in section 3.17. Lend Lease and GPT Management have no intention to update this information or to publish prospective financial information in the future.

The Investigating Accountant's report in section 4.2 relating to the Merged Group's forecast financial information has been prepared in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Their review has not been carried out in accordance with auditing or other standards and practices generally accepted in the US or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices. The report was not prepared with a view toward compliance with published guidelines of the SEC or the guidance established by the American Institute of Certified Public Accountants and it should not be relied upon as if it had been prepared on that basis.

Certain statements in this Explanatory Memorandum may constitute "forward looking statements". Such forward looking statements are based on the beliefs of Lend Lease's and GPT Management's management as well as assumptions based on information available to Lend Lease and GPT Management. When used in this Explanatory Memorandum, the words "anticipate", "believe", "intend", "estimate" and "expect" and similar expressions, as they relate to Lend Lease, GPT Management or their respective management, are intended to identify forward looking statements. Such forward looking statements reflect the current views of Lend Lease and GPT Management with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Merged Group to be materially different from any future results, performance or achievements that may be expressed or implied by such forward looking statements. These forward looking statements include, without limitation, risks and uncertainties associated with:

- general economic and industry conditions, including in particular economic conditions and general conditions affecting the property industry in Australia, the US, Japan and the UK;
- the Merged Group's ability to successfully implement its growth strategy; and
- fluctuations in foreign currency exchange and interest rates.

Some of these factors are discussed in more detail in section 3.17 (Risk factors) and elsewhere in this Explanatory Memorandum. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Explanatory Memorandum as anticipated, believed, intended, estimated or expected.

Because these and other factors referred to in this Explanatory Memorandum could cause actual results or outcomes to differ materially from those expressed in any forward looking statement, investors should not place undue reliance on any forward looking statements. Further, any forward looking statement speaks only as of the date on which it is made. Lend Lease and GPT Management have no intention to update any forward looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict what will arise. In addition, Lend Lease and GPT Management cannot assess the impact of each factor on the Merged Group or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward looking statements.

12. SALE AND EXCHANGE FACILITY

12.1 Overview

The Sale and Exchange Facility will be made available to both Lend Lease Shareholders and GPT Unitholders under which they can sell or exchange some or all of their Eligible Shares and Eligible Units prior to implementation of the Merger.

The availability of the Sale and Exchange Facility is conditional on each of the Merger Conditions being satisfied or waived as outlined in section 10.4. The Sale and Exchange Facility contains two alternatives:

- the Exchange Sale Facility; and
- the Cash Sale Facility.

If the Merger proceeds, all Excluded Foreign Shareholders will automatically participate in the Cash Sale Facility for all their Eligible Shares. Other Lend Lease Shareholders may elect to participate in either the Exchange Sale Facility or Cash Sale Facility (in respect of some or all of their Eligible Shares) by making an appropriate election on the enclosed Election Form. The Exchange Sale Facility will not be available to any Excluded Foreign Shareholders or any Lend Lease Shareholders resident in the US. If no election is made and you still hold Lend Lease Shares on the Stapling Record Date, you will automatically receive Stapled Securities in the manner described in section 7.1 above and you will not participate in either facility.

If you participate in the Sale and Exchange Facility, you will still be entitled to receive the Merger Dividends (referred to in section 7.1.2) on the same basis as other Lend Lease Shareholders for all your Eligible Shares participating in the Sale and Exchange Facility.

If you wish to participate in the Sale and Exchange Facility (and are not an Excluded Foreign Shareholder or resident in the US for the Exchange Sale Facility only), you will need to sign and complete the Election Form and return it to ASX Perpetual in the enclosed envelope so it is received by no later than 5:00pm on 15 November 2004. You may lodge the Election Form any time in the period between the time you receive this Explanatory Memorandum and 5:00pm on 15 November 2004. A copy of the Election Form is enclosed with the Merger Documents.

12.2 Important information about the Sale and Exchange Facility

The Lend Lease Directors do not make any recommendation or give any advice as to whether you should participate in the Sale and Exchange Facility, or if you do, the nature of your participation.

Your decision whether or not to participate in the Sale and Exchange Facility and the nature of any participation should only be made having regard to your own particular circumstances and after consultation with your investment, financial, taxation or other professional adviser.

In particular, taxation considerations will be important. Some general comments on the Australian tax consequences of the Sale and Exchange Facility are set out in the Tax Report at section 6. Some further commentary and a number of worked examples are set out at section 12.7. However, the Lend Lease Directors urge you to obtain taxation advice from your own taxation adviser before making any decision in relation to participation in the Sale and Exchange Facility.

12.3 Sale Bank

Lend Lease and GPT Management have appointed ABN AMRO Equities Australia Ltd (**ABN AMRO**) and Macquarie Securities (Australia) Limited (**MBL**) as joint banks to perform the functions of the "Sale Bank" under the Sale and Exchange Facility. ABN AMRO and MBL have entered into an agreement with Lend Lease, GPT Management and ASX Perpetual under which they have agreed to perform the functions of the Sale Bank under the Sale and Exchange Facility.

ABN AMRO and MBL have each entered into a deed poll in favour of Lend Lease Shareholders under which they have undertaken to perform their respective obligations in relation to the Sale and Exchange Facility.

12.4 Other information about the Sale and Exchange Facility

The prevailing market price of Stapled Securities on the ASX following implementation of the Merger may change from time to time. Information about the price of Lend Lease Shares as at the date of this Explanatory Memorandum is set out in section 10.13. You may obtain information about the price of Stapled Securities following implementation of the Merger by contacting the Lend Lease Merger Information Line on 1300 302 138 (in Australia), or + 61 2 9240 7468 (if overseas) between 9:00am and 5:00pm (Sydney time) Monday to Friday or from other sources where the prices of ASX listed securities are from time to time published (such as the ASX website at **www.asx.com.au**).

The maximum number of Lend Lease Shares you may elect for participation in the Sale and Exchange Facility will be the number of Lend Lease Shares you hold on the Stapling Record Date. You may obtain information about the number of Lend Lease Shares you hold from time to time by contacting Lend Lease's share registry, ASX Perpetual, on 1800 230 300 (in Australia), or +61 2 8280 7123 (if overseas).

You will not pay any expenses or transaction costs (such as brokerage) to the Sale Bank in connection with participation in the Sale and Exchange Facility.

If Lend Lease, GPT Management, the Sale Bank or ASX Perpetual makes any additional information available about the Sale and Exchange Facility, that information will be made available on Lend Lease's website at **www.lendlease.com.au**. A copy of any additional information may be requested to be provided free of charge by contacting the Lend Lease Merger Information Line at the phone numbers listed above.

12.5 Exchange Sale Facility

12.5.1 Lend Lease Shareholders

If you participate in the Exchange Sale Facility, your Eligible Shares will be transferred to ABN AMRO in consideration for ABN AMRO agreeing to transfer to you, one Stapled Security for each Lend Lease Share participating in the Exchange Sale Facility.

You can choose to participate in the Exchange Sale Facility by completing the "Exchange by Sale Alternative" section of the Election Form. The Exchange Sale Facility will not be available to any Excluded Foreign Shareholders or Lend Lease Shareholders resident in the US.

The following mechanics apply to Lend Lease Shareholders who participate in the Exchange Sale Facility (the **ESF Participants**):

1. On the Stapling Record Date, all Eligible Shares participating in the Exchange Sale Facility (including the legal and beneficial title to those Eligible Shares) will transfer to ABN AMRO.
2. On the Implementation Date, Lend Lease will pay a franked dividend to ABN AMRO of 0.01 cents for each Lend Lease Share held by ABN AMRO under the Exchange Sale Facility.
3. Lend Lease will apply the dividend payable to ABN AMRO to subscribe for Consolidated GPT Units (at a subscription price of 0.01 cents per Consolidated GPT Unit).
4. On receipt of the subscription amount, GPT Management will issue to ABN AMRO one Consolidated GPT Unit for each Lend Lease Share held by ABN AMRO under the Exchange Sale Facility.
5. The provisions of the Stapling Deed and the constitutions of Lend Lease and GPT (as amended) will then together take effect and by operation of those agreements each Lend Lease Share held by ABN AMRO under the Exchange Sale Facility will become "stapled" to one Consolidated GPT Unit.
6. Within three Business Days of the Implementation Date, ABN AMRO will transfer to ESF Participants one Stapled Security for each of their Eligible Shares participating in the Exchange Sale Facility.

If you participate in the Exchange Sale Facility:

- you are disposing of, for tax purposes, each participating Lend Lease Share;
- no tax rollover relief is available for participating Lend Lease Shares; and
- you may realise a taxable gain or loss depending on your particular circumstances.

Accordingly, it is important that you carefully consider the tax consequences of participating in the Exchange Sale Facility in light of your personal tax position. You should obtain your own specialist tax advice. A key feature of the Exchange Sale Facility is that Lend Lease Shareholders who acquired (or are deemed to have acquired) their Lend Lease Shares prior to the commencement of Australian capital gains tax on 20 September 1985, will be able to dispose of those Lend Lease Shares and acquire Stapled Securities at a market price cost base. There may be adverse Australian tax consequences for Lend Lease Shareholders if they do, or do not participate, in this facility, depending on their particular circumstances. You should read the Tax Report in section 6 and section 12.7 below.

12.5.2 GPT Unitholders

The Exchange Sale Facility will operate on a similar basis for participating GPT Unitholders, except that the number of Stapled Securities transferred to GPT Unitholders will be determined on the same basis as set out in section 7.2.1 (following application of the Merger Ratio). GPT Unitholders will also receive the GPT Merger Distributions and Special Distribution described in section 7.2.2 on the same basis as other GPT Unitholders.

12.6 Cash Sale Facility

12.6.1 Lend Lease Shareholders

The Cash Sale Facility will allow Lend Lease Shareholders to receive cash in lieu of Stapled Securities for their Eligible Shares. If you participate in the Cash Sale Facility, your Eligible Shares will be transferred to ABN AMRO which will then sell the Stapled Securities it holds in respect of them following the Merger and remit your share of the cash proceeds received by the Sale Bank from selling all of the Stapled Securities that participants would have otherwise received under the Merger. Your share will be the proportion of the total cash proceeds that the number of Stapled Securities you would have received had you participated in the Merger bears to the total number of Stapled Securities sold under the Cash Sale Facility. Due to a number of factors, including, the time period between the date of this document and the Implementation Date, uncertainty surrounding market conditions leading up to the Implementation Date, uncertainty in relation to the precise mechanics of the sale process and uncertainty in relation to the demand for Stapled Securities following the Merger, Lend Lease cannot give a likely sale price for Stapled Securities under the Cash Sale Facility.

All Excluded Foreign Shareholders will automatically participate in the Cash Sale Facility for all their Eligible Shares. Other Lend Lease Shareholders may choose to participate in the Cash Sale Facility by completing the "Cash Sale Alternative" section of the Election Form.

Lend Lease Shareholders who wish to participate in the Off-Market Buy-Back may also nominate all or any of their Lend Lease Shares that they have tendered for sale in the Off-Market Buy-Back for sale in the Cash Sale Facility. In this situation, any Lend Lease Shares which are not bought back in the Off-Market Buy-Back will automatically participate in and be sold under the Cash Sale Facility.

The following mechanics apply to Lend Lease Shareholders who participate in the Cash Sale Facility (the **CSF Participants**):

1. On the Stapling Record Date, all Eligible Shares participating in the Cash Sale Facility (including the legal and beneficial title to those Eligible Shares) will transfer to ABN AMRO.
2. On the Implementation Date, Lend Lease will pay a franked dividend to ABN AMRO of 0.01 cents for each Lend Lease Share held by ABN AMRO under the Cash Sale Facility.
3. Lend Lease will apply the dividend payable to ABN AMRO to subscribe for Consolidated GPT Units (at a subscription price of 0.01 cents per Consolidated GPT Unit).
4. On receipt of the subscription amount, GPT Management will issue to ABN AMRO one Consolidated GPT Unit for each Lend Lease Share held by ABN AMRO under the Cash Sale Facility.
5. The provisions of the Stapling Deed, and the constitutions of Lend Lease and GPT (as amended) will then together take effect and by operation of those agreements each Lend Lease Share held by ABN AMRO under the Cash Sale Facility will become "stapled" to one Consolidated GPT Unit.
6. On, or as soon as practicable after, the Implementation Date, the Sale Bank will pool all the Stapled Securities held under the Cash Sale Facility and will make them available for purchase by institutional and/or professional investors via a bookbuild sale process. As part of that sale process, the Sale Bank is obliged to achieve the best price for Stapled Securities that is reasonably obtainable bearing in mind a number of factors, including the number of Stapled Securities to be sold, the demand for Stapled Securities under the Cash Sale Facility or generally and maintaining an orderly market for Stapled Securities. The price the Sale Bank is able to achieve may be adversely affected by the requirement that the sales be completed by 24 December 2004 (or such later date as the Sale Bank, Lend Lease and GPT Management agree), or by disposing of a large volume of Stapled Securities otherwise than on a licensed market (including through a bookbuild). It should be noted that Lend Lease may elect to dispose of the 17,300,373 GPT Units it currently holds under the Cash Sale Facility. The Stapled Securities will be sold by the Sale Bank in Australia and internationally, in transactions exempt from the registration requirements of the Securities Act pursuant to Regulation S and in the US to "qualified institutional buyers" as defined in Rule 144 A of the Securities Act. Stapled Securities sold in the US will be subject to transfer restrictions as specified in the relevant sale documents.
7. On completion of the bookbuild, a sale price for each Stapled Security sold under the Cash Sale Facility will be determined by the Sale Bank after consultation with Lend Lease Group and this will be the total cash proceeds of the bookbuild divided by the number of Stapled Securities sold under the Cash Sale Facility. The sale price will not necessarily be the highest price at which the Stapled Securities could be sold on the ASX. All CSF Participants will receive the same price per Stapled Security.

Lend Lease and the Sale Bank give no assurance as to the sale price that will be achieved and determined for the sale of Stapled Securities under the Cash Sale Facility. The proceeds you would receive under the Cash Sale Facility may be more or less than the total market value of your Lend Lease Shares as at the close trading on ASX on 8 October 2004 or more or less than the price you could have otherwise obtained had you disposed of your Lend Lease Shares in other ways, for example:

- if you sell your Lend Lease Shares on the ASX before the close of trading on the last day of trading of Lend Lease Shares (expected to be 6 December 2004);
- if you participate in the Merger and sell the Stapled Securities you receive on the ASX following the Merger; or
- if you dispose of your Lend Lease Shares in the Off-Market Buy-Back.

Within three Business Days of settlement of the sale of all Stapled Securities under the Cash Sale Facility, the Sale Bank will remit the cash proceeds from the sale to ASX Perpetual, for payment to each participant.

12.6.2 Alternatives

The Cash Sale Facility offers an alternative for those Lend Lease Shareholders who do not want to receive Stapled Securities under the Merger to selling on-market before the close of trading on the last day of trading of Lend Lease Shares, or to participating in the Off-Market Buy-Back.

Selling on-market

The Casn Sale Facility is different to selling on-market on the ASX, as under the Cash Sale Facility:

- you will pay no expenses or other transaction costs (such as brokerage);
- you have no control over the final sale price. This price may be more or less than what you would have otherwise received had you sold your participating Lend Lease Shares on-market prior to the close of trading on the last day of trading or had you later sold your Stapled Securities;
- you will need to wait until after the bookbuild sale process is complete before you receive any money for your participating Lend Lease Shares; and
- the sale will only occur if the Merger proceeds.

Off-Market Buy-Back

Differences between the Cash Sale Facility and the Off-Market Buy-Back are explained in the Off-Market Buy-Back Booklet.

12.6.3 GPT Unitholders

The Cash Sale Facility will operate on a similar basis for participating GPT Unitholders, except that the number of Stapled Securities the proceeds of which participating security holders will be entitled to will be determined on the same basis as set out in section 7.2.1 (following application of the Merger Ratio). GPT Unitholders will also receive the GPT Merger Distributions and Special Distribution described in section 7.2.2 on the same basis as other GPT Unitholders.

12.7 Taxation considerations

The following examples and commentary are intended to assist you in deciding whether to participate in the Sale and Exchange Facility, and if so, whether you might choose the Exchange Sale Facility or the Cash Sale Facility. The information in this section is neither advice nor a recommendation. You should seek your own professional advice on what is in your best interests having regard to your particular circumstances. In particular, Lend Lease Shareholders who are subject to taxation outside Australia should obtain their own advice as to the tax consequences which may be different to those applicable to Australian Lend Lease Shareholders.

The examples apply to Lend Lease Shareholders who hold their Lend Lease Shares on capital account for tax purposes.

The information below is adapted from the Tax Report in section 6 and represents Lend Lease's understanding of the position. Because of the complexities and uncertainties of tax law, no assurance can be given as to its accuracy or completeness in your circumstances.

12.7.1 Participation in the Merger and subsequent disposal of Stapled Securities held as a result of the Merger

On implementation of the Merger, Lend Lease will issue a substantial number of new shares to GPT Unitholders which will dilute the value of existing Lend Lease Shares.

The reduction in value of your Lend Lease Shares will be balanced by the value you obtain in the newly acquired Consolidated GPT Units, which together with your Lend Lease Shares will form your Stapled Securities. In economic terms, part of the value of your existing Lend Lease Shares will be reallocated to your Consolidated GPT Units. The Consolidated GPT Units will be taken to be acquired for CGT purposes when they are issued under the Merger on the Implementation Date, which is expected to be 17 December 2004. When you come to sell a Stapled Security, as noted in the Tax Report, a capital gain or loss on the sale will be calculated separately for the Lend Lease Share and the Consolidated GPT Unit.

Any capital gain or loss arising on the disposal of a Lend Lease Share acquired before 20 September 1985 (**pre-CGT Lend Lease Share**) will be disregarded for CGT purposes. Thus, a Stapled Security holder who holds pre-CGT Lend Lease Shares and participates in the Merger, and then subsequently disposes of the Stapled Securities held as a result of the Merger, will disregard a gain or loss on the sale of the Lend Lease Shares, but will be liable to tax on a gain made on the Consolidated GPT Units acquired under the Merger. The Consolidated GPT Units acquired under the Merger will have an initial cost base of 0.01 cents each. Any capital loss realised on disposal of the pre-CGT Lend Lease Shares would be disregarded. Consequently, this capital loss would not be able to be offset for tax purposes against any capital gain arising on the disposal of the Consolidated GPT Units.

However, the position of a Stapled Security holder holding a Lend Lease Shares acquired on or after 20 September 1985 (**post-CGT Lend Lease Share**) who participates in the Merger and subsequently disposes of the Stapled Securities held as a result of the Merger will be different. In such circumstances, any capital loss arising on disposal of the post-CGT Lend Lease Shares will be able to be offset against any capital gain arising on the disposal of the Consolidated GPT Units. Only the net gain overall would be assessable to tax. Note that the amount of any capital gain or loss arising on the disposal of a post-CGT Lend Lease Share will depend on the cost base of that share.

The following example is used to demonstrate the above in relation to a pre-CGT Lend Lease Shareholder and to contrast this with the position of a post-CGT Lend Lease Shareholder. Note that the values and amounts used in the following examples are for illustrative purposes only. They may bear no relation to actual values or amounts and should not be relied upon as indicative of actual values or amounts.

Example 1:

Eldrick holds pre-CGT Lend Lease Shares and Annika holds post-CGT Lend Lease Shares. They each decide not to sell any shares under the Exchange Sale Facility but participate in the Merger

Eldrick and Annika are both residents of Australia. Eldrick has a Lend Lease Share that is a pre-CGT asset and Annika's Lend Lease Share is a post-CGT asset. Their shares are currently worth $12 each. If Eldrick and Annika participate in the Merger, they will keep their existing shares in Lend Lease (Eldrick's shares will remain a pre-CGT asset) and they will acquire one Consolidated GPT Unit with a cost base for CGT purposes of 0.01 cents for each Lend Lease Share held. The Lend Lease Share and the Consolidated GPT Unit are then stapled.

Assume the market value of a Stapled Security is $12 after the Merger and a reasonable apportionment of that $12 for CGT purposes, based on a relative NTA ratio for Lend Lease and GPT of 1:3, is $3 for the Lend Lease Share and $9 for the Consolidated GPT Unit.

Assume that after the Merger, as a consequence of the new Lend Lease Shares issued to GPT Unitholders, the value of Eldrick's pre-CGT share and Annika's post-CGT share in Lend Lease has reduced from $12 to $3. At the same time, Eldrick and Annika will have each received one Consolidated GPT Unit with a cost base of 0.01 cents for CGT purposes, but a value of $9 per unit. In economic terms, part of the value of the Lend Lease Share is reallocated to the newly acquired Consolidated GPT Unit.

Example 2:

After participating in the Merger, Eldrick and Annika each decide to sell their Stapled Securities

If Eldrick were to sell his Stapled Security at that time, for CGT purposes, a gain or loss on the disposal of the pre-CGT Lend Lease Share for $3 is disregarded. This means that while any capital gain would not be taxable, any capital loss cannot be offset against the aggregate capital gain of $9 (ignoring the nominal cost base) arising on the disposal of the Consolidated GPT Unit, with the result that a net (taxable) capital gain would arise, in this case $9 per Stapled Security.

If Annika were to sell her Stapled Security at that time, for CGT purposes a gain or loss on the disposal of her post-CGT Lend Lease Share will arise. If Annika had paid $12 for her post-CGT Lend Lease Share, the reduction in value of the Lend Lease Share from $12 to $3 would give rise to a capital loss on sale of $9, which could be offset against the $9 capital gain on the sale of the Consolidated GPT Units. In this case, there would be no net capital gain or loss to Annika on the sale of the Stapled Security.

As the example demonstrates, some shareholders, particularly those with pre-CGT Lend Lease Shares, may wish to participate in the Exchange Sale Facility. Failure to do so may result in adverse taxation consequences. You should consult your professional adviser.

12.7.2 Selling under the Exchange Sale Facility, and subsequent disposal of the Stapled Securities acquired on exchange

As noted in the Tax Report, if you participate in the Exchange Sale Facility, you will, for CGT purposes, have disposed of each of your participating Lend Lease Shares, and received in exchange a new Stapled Security. The date of the disposal for CGT purposes will be the Effective Date which is expected to be 29 November 2004. No rollover relief is available in relation to this disposal. If your Lend Lease Shares are post-CGT assets, this could result in a capital gain or a capital loss depending on your particular circumstances. Any capital gain or loss will be disregarded if your Lend Lease Shares are pre-CGT assets.

On the disposal of your Lend Lease Shares, you will be treated for CGT purposes as receiving capital proceeds equal to the market value of the Stapled Securities that you receive in exchange. The Tax Report notes that it is expected that the ATO will accept that such market value may be calculated as the volume-weighted, average price for Stapled Securities over the first five days of trading on a deferred settlement basis (the **5 day VWAP**).

In addition, the new Stapled Security you receive in exchange will be taken to be acquired for CGT purposes on the Effective Date which is expected to be 29 November 2004 for a cost equal to the market value of the Lend Lease Share that you sold. The Tax Report notes that it is expected that the ATO will accept the 5 day VWAP as a measure for this market value. This tax cost of the Stapled Security must be apportioned over the individual securities comprising the Stapled Security on a reasonable basis to determine the cost base of those individual securities. The Tax Report notes that is expected that the ATO will accept that this apportionment may be done on the basis of the relative NTA of Lend Lease and GPT.

Example 3:

Eldrick and Annika each elect to sell their Lend Lease Shares under the Exchange Sale Facility

Following on from Examples 1 and 2, if Eldrick chooses to sell his pre-CGT Lend Lease Shares under the Exchange Sale Facility, any capital gain or loss on the sale would be disregarded.

If Annika sells her post-CGT Lend Lease Shares under the Exchange Sale Facility, for CGT purposes a capital gain or loss will arise. If Annika's cost base in her post-CGT Lend Lease Shares is more than the 5 day VWAP, then she will realise a capital loss. However, if her cost base is less than the 5 day VWAP, she will realise a capital gain. If Annika has held her post-CGT Lend Lease Shares for a period of more than 12 months, she will be entitled to the CGT discount and will only be required to include 50% of the taxable net gain in her assessable income.

Eldrick and Annika will each acquire new Stapled Securities with a tax cost equal to the 5 day VWAP of $12 (per Example 1 above), apportioned between the securities according to a relative NTA ratio for Lend Lease and GPT of 1:3 (ie with a cost base of $3 for the Lend Lease Share and $9 for the Consolidated GPT Unit).

If Eldrick and Annika subsequently sell their Stapled Securities received under the Exchange Sale Facility for capital proceeds of $12 which are apportioned according to the relative NTA ratio for Lend Lease and GPT (ie capital proceeds of $3 for the Lend Lease Share and $9 for the Consolidated GPT Unit), they will realise neither a net capital gain nor capital loss, as the capital proceeds apportioned to each underlying security equal their cost base in each underlying security.

In the above examples, it is assumed that the cost base of the Consolidated GPT Units has not been reduced for CGT purposes as a result of receipt of distributions from GPT with tax deferred components. In addition, the proceeds on disposal may be required to be apportioned in a different NTA ratio or even on a different basis in the future.

12.7.3 Selling under the Cash Sale Facility

If you participate in the Cash Sale Facility your Lend Lease Shares will be sold to the Sale Bank at a price equal to your share of the sale proceeds. You will, for CGT purposes, have disposed of each of your participating Lend Lease Shares. The date of the disposal for CGT purposes will be the Effective Date, which is expected to be 29 November 2004. If your Lend Lease Shares are post-CGT assets, this could result in a capital gain or a capital loss depending on your particular circumstances. Any capital gain or loss will be disregarded if your Lend Lease Shares are pre-CGT assets.

Example 4:

Eldrick and Annika each elect to sell their Lend Lease Shares under the Cash Sale Facility

Following on from Example 1, if Eldrick chooses to sell his pre-CGT Lend Lease Shares under the Cash Sale Facility, any capital gain or loss on the sale would be disregarded.

If Annika sells her post-CGT Lend Lease Shares under the Cash Sale Facility, for CGT purposes a capital gain or loss will arise. Annika will make a capital gain if the proceeds she receives exceeds the cost base of her Lend Lease Share or will make a capital loss if the proceeds are less than the cost base of her Lend Lease Share. If Annika makes a net capital gain and has held her post-CGT Lend Lease Shares for a period of more than 12 months she will be entitled to the CGT discount and will only be required to include 50% of the taxable net gain in her assessable income.

12.7.4 Other considerations

There are potentially a number of important tax and timing considerations in connection with the decision of whether to participate in the Exchange Sale Facility. For example:

- whether your shares are pre-CGT Lend Lease Shares. You may have acquired your shares before 20 September 1985. Further, if you had pre-CGT Lend Lease Shares and participated in Lend Lease's Share Election Plan or received bonus shares in December 1998, those shares may be deemed by the tax law to be pre-CGT shares even if you acquired them on or after 20 September 1985;
- your existing cost base in your post-CGT Lend Lease Shares;
- the acquisition date of your existing Lend Lease Shares and of the Consolidated GPT Units that may be acquired pursuant to the Merger for CGT purposes;
- the acquisition date of your Consolidated GPT Units under the Merger (being the Implementation Date, which is expected to be 17 December 2004) or Stapled Securities under the Exchange Sale Facility (being the Effective Date, which is expected to be 29 November 2004); and
- the cost base of newly acquired Consolidated GPT Units.

In relation to the above points, you should note that:

- the cost base of the individual shares and units is important not only on a subsequent sale but also when tax deferred distributions are made by GPT;
- the tax deferred component of distributions made in respect of new Consolidated GPT Units may be taxable to you as a capital gain once the aggregate of the tax deferred amounts received exceeds your cost base of those units. If you participate in the Merger, then your cost base in the new Consolidated GPT Units will be 0.01 cents per unit whereas if you acquire Stapled Securities through the Exchange Sale Facility you will have a higher cost base in the component comprising the Consolidated GPT Units;
- if you participate in the Exchange Sale Facility or Cash Sale Facility you will crystallise an immediate capital gain or loss in the income year ending 30 June 2005. However, if you hold pre-CGT Lend Lease Shares, any capital gain or loss will be disregarded; and
- the CGT discount concession is generally only available for certain shareholders or unitholders where the shares or units have been held for at least 12 months.

13. GLOSSARY OF TERMS

13.1 Glossary of terms

AASB means Australian Accounting Standards Board.

ABN AMRO means ABN AMRO Equities Australia Ltd.

Annual General Meeting means the 2004 annual general meeting of Lend Lease Shareholders.

APIC means Asia Pacific Investment Corporation.

APPF means Australian Prime Property Fund.

ASIC means Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited.

ASX Perpetual means ASX Perpetual Registrars Limited.

ATO means the Australian Taxation Office.

BLL means Bovis Lend Lease.

Built Form refers to the constructed end product such as a completed house, shopping centre or office building.

Buy-Back Date means the date on which Lend Lease buys back Lend Lease Shares under the Off-Market Buy Back.

Buy-Back Election Form means the election form for the Off-Market Buy-Back enclosed with the Off-Market Buy-Back Booklet.

Buy-Back Overview means the booklet titled "Overview of the Off-Market Buy-Back" sent to Lend Lease Shareholders together with this Explanatory Memorandum.

Buy-Back Price means the price at which Lend Lease will buy back Lend Lease Shares under tenders it accepts in the Off-Market Buy-Back.

Buy-Back Record Date means the record date for determining the entitlements of Lend Lease Shareholder to participate in the Off-Market Buy-Back, being 26 October 2004 or such other date as Lend Lease may announce to the ASX.

Buy-Back Resolution means the resolution to be considered by Lend Lease Shareholders at the Annual General Meeting to consider and, if thought fit, approve the Off-Market Buy-Back.

Buy-Back Shareholders means Lend Lease Shareholders who are registered as the holder of a Lend Lease Share in the Lend Lease register of members at the Buy-Back Record Date.

Cash Sale Facility means the cash sale facility as described in section 12.6.

CGT means Australian capital gains tax.

Consolidated GPT Unit means an ordinary unit in GPT following the GPT Unit consolidation described in section 7.2.1.

Consolidated Pro Forma Forecast means the consolidated pro forma forecast statement of financial performance of the Merged Group for the year ending 30 June 2005.

Consolidated Pro Forma Historical Statements of Financial Performance means the consolidated pro forma historical statements of financial performance of the Merged Group for the years ended 30 June 2003 and 30 June 2004.

Corporations Act means the Corporations Act 2001 (Cth).

Court means the Supreme Court of New South Wales.

CSF Participants means the Lend Lease Shareholders or GPT Unitholders (as the context requires) who participate in the Cash Sale Facility.

Distributable Earnings means net profit after tax before goodwill amortisation, inter-entity eliminations, deferred tax on distributions on Unstapled Units and one off items, including Merger costs.

Distribution Entitlement Date means the record date for payment of the GPT Merger Distributions, being 3 December 2004 or such other date as Lend Lease and GPT may agree and announce to the ASX.

Dividend Entitlement Date means the record date for payment of the Merger Dividends, being 3 December 2004 or such other date as Lend Lease and GPT may agree and announce to the ASX.

DPS means distribution per Stapled Security.

EBIT means earnings before interest and tax.

EBITDA means earnings before interest, tax, depreciation and amortisation.

Effective Date means the date upon which an office copy of the order made by the Court under section 411(4)(b) in relation to the Share Scheme is lodged with ASIC.

Election Form means the election form for the Sale and Exchange Facility enclosed with the Merger Documents.

Eligible Buy-Back Shares means, in relation to a Lend Lease Shareholder, the Lend Lease Shares which are registered in the name of that Lend Lease Shareholder in the Lend Lease register of members at the Buy-Back Record Date.

Eligible Jurisdictions means Australia, New Zealand, the US and Germany.

Eligible Securities means:
(a) in relation to Lend Lease Shareholders, Eligible Shares; and
(b) in relation to GPT Unitholders, Eligible Units.

Eligible Shares means, in relation to a Lend Lease Shareholder, the Lend Lease Shares which are registered in the name of that Lend Lease Shareholder in the Lend Lease register of members at the Stapling Record Date.

Eligible Units means, in relation to a GPT Unitholder, the GPT Units which are registered in the name of the GPT Unitholder in the GPT register of members at the Stapling Record Date.

Ernst & Young Transaction Advisory Services means Ernst & Young Transaction Advisory Services Limited.

ESF Participants means the Lend Lease Shareholders or GPT Unitholders (as the context requires) who participate in the Exchange Sale Facility.

Exchange Sale Facility means the exchange sale facility as described in section 12.5.

Excluded Foreign Investors means Excluded Foreign Shareholders and Excluded Foreign Unitholders.

Excluded Foreign Shareholder means a Lend Lease Shareholder who is not eligible to receive Stapled Securities under the Merger, as described in section 11.1, and where used in relation to a reference to the Off-Market Buy-Back, has the same meaning given to the term "Excluded Foreign Buy-Back Participant" in the Buy-Back Overview.

Excluded Foreign Unitholder means a GPT Unitholder who is not eligible to receive Stapled Securities under the Merger, as described in the GPT Explanatory Memorandum.

Explanatory Memorandum means this document and the insert enclosed with this document headed 'Explanatory Memorandum – Market price information update'.

FUM means funds under management.

GAAP means generally accepted accounting principles.

GPM means gross profit margin.

GPT means General Property Trust (ARSN 090 110 357).

GPT Cash-Out Option means the cash out facility offered to GPT Unitholders, as described in section 7.2.3.

GPT Constitution means the constitution of GPT.

GPT Deed Poll means the deed poll entered into by GPT Management in favour of Lend Lease Shareholders, as described in section 10.10.3.

GPT Directors means the directors of GPT Management.

GPT Explanatory Memorandum means the booklet entitled Notice of Meeting and Explanatory Memorandum sent to GPT Unitholders in relation to the Merger.

GPT Implementation Resolutions means the resolutions to be considered by GPT Unitholders on which the Merger is conditional, as described in section 8.4.

GPT Independent Directors means the independent directors of GPT Management, being Peter Joseph, Malcolm Latham, Elizabeth Nosworthy and Ken Moss.

GPT Management means GPT Management Limited (ABN 94 000 335 473) in its capacity as responsible entity of GPT.

GPT Meeting means the meeting of GPT Unitholders convened by the GPT Directors to consider and, if thought fit, pass the GPT Implementation Resolutions.

GPT Merger Distributions means the pre-stapling and capital distributions to be paid by GPT to GPT Unitholders conditional on the Merger proceeding, as described in section 7.2.2.

GPT Split Trust means GPT Split Trust (ARSN 090 110 213).

GPT Unit means an ordinary unit in GPT and following the consolidation process described in section 7.2.1, includes a Consolidated GPT Unit.

GPT Unitholder means a person who is registered as the holder of a GPT Unit in the GPT register of members.

IBMGSA means IBM Global Services Australia Limited.

IDB means Integrated Development Business.

IFRS means International Financial Reporting Standards.

Implementation Date means the date on which the Merger is implemented, being the fourth Business Day following the Stapling Record Date (or such other date agreed by Lend Lease and GPT Management and announced to the ASX).

Investigating Accountant means KPMG and KPMG Transaction Services.

Investment Asset Earnings means net profit after tax and before interest, amortisation and net corporate overheads sourced from Investment Assets.

Investment Assets are those property investment assets in which the Merged Group will have a direct or indirect investment and include the current GPT portfolio of Australian retail and diversified assets, Lend Lease's Bluewater, King of Prussia and co-investment interests in the Wholesale Funds Management business globally. In the case of Lend Lease's interest in Bluewater, it is described as an "Investment Asset" only as a result of the income from this asset being predominantly in the form of rental income. Lend Lease is holding its Bluewater interest for sale and it is classified as non-current inventory in the pro forma statement of financial position for the Merged Group as at 30 June 2004.

Investors means Lend Lease Shareholders and GPT Unitholders.

Judicial Advice means judicial advice in connection with the Merger to confirm GPT Management's power to take steps required of it to implement the Merger.

JVIA means joint venture investment agreement.

KPMG Transaction Services means KPMG Transaction Services (Australia) Pty Limited.

Lend Lease means Lend Lease Corporation Limited (ACN 000 226 228).

Lend Lease Deed Poll means the deed poll entered into by Lend Lease in favour of GPT Unitholders, as described in section 10.10.3.

Lend Lease Directors means the directors of Lend Lease.

Lend Lease Share means an ordinary share in Lend Lease.

Lend Lease Shareholder means a person who is registered as the holder of a Lend Lease Share in the Lend Lease register of members.

Lend Lease Subscription means the subscription for Consolidated GPT Units by Lend Lease as described in section 7.5.1.

Listing Rules means the listing rules of the ASX which are applicable to entities admitted to the official list of the ASX.

LLC Implementation Resolutions means the Scheme Resolution and the resolutions to be considered by Lend Lease Shareholders at the Annual General Meeting which are described in section 8.3.

LLD means Lend Lease Development.

LPT means listed property trust.

LPT Index means the S&P/ASX 200 Property Trust Index.

MBL means Macquarie Securities (Australia) Limited.

Merged Group means Lend Lease and GPT and each of their controlled entities following implementation of the Merger.

Merger means the stapling of Lend Lease Shares to GPT Units to be quoted on the ASX as a singled stapled security as described in this Explanatory Memorandum.

Merger Conditions means the conditions precedent to the Merger as described in section 10.4.

Merger Dividends means the dividends to be paid by Lend Lease to Lend Lease Shareholders conditional on the Merger proceeding, as described in section 7.1.2.

Merger Documents means this Explanatory Memorandum and the Buy-Back Overview and **Merger Document** means either of them.

Merger Implementation Agreement means the "Merger Implementation Agreement" as described in section 10.10.1 between Lend Lease and GPT Management dated 26 August 2004 under which each party agrees to take various steps to implement the Merger.

Merger Ratio has the meaning given to that term in section 7.2.1.

NAB means National Australia Bank.

NLA means net lettable area.

NPBT means net profit before tax.

NTA means net tangible assets.

Off-Market Buy-Back means the off-market buy-back tender to be offered by Lend Lease to Lend Lease Shareholders conditional on the Merger, described in the Buy-Back Overview.

Off-Market Buy-Back Booklet means the information booklet to be sent to Buy-Back Shareholders containing information to be considered in deciding whether to participate in the Off-Market Buy-Back.

OH&S means occupational health and safety.

PFI means Private Finance Initiative, as described in section 2.6.3.

Proxy Form means the form enclosed with this Explanatory Memorandum by which Lend Lease Shareholders may appoint a proxy for the Scheme Meeting and Annual General Meeting.

RBD means Retirement By Design.

Realty Services means the service provided by Lend Lease or its subsidiaries for the sale and re-sale of properties on its developments and projects.

REI means Real Estate Investments.

REP means Real Estate Partners.

Sale Bank means ABN AMRO and MBL.

Sale and Exchange Facility means the Cash Sale Facility and the Exchange Sale Facility.

Scheme Meeting means the meeting of Lend Lease Shareholders convened in accordance with an order of the Court to consider and, if thought fit, agree the Share Scheme.

Scheme Resolution means the resolution to be considered by Lend Lease Shareholders at the Scheme Meeting to agree the Share Scheme.

SEC means the US Securities and Exchange Commission.

Second Court Date means the first hearing day for an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Share Scheme.

Securities Act means the Securities Act of 1933 (US), as amended.

Share Scheme means the proposed scheme of arrangement under section 411 of the Corporations Act between Lend Lease and Lend Lease Shareholders, the terms of which are set out in Annexure A.

SLAM means Single Living Accommodation Modernisation.

Special Distribution means the special distribution to be paid by GPT to GPT Unitholders conditional on the Merger proceeding and the number of GPT Units cancelled under the GPT Cash-Out Option, as described in section 7.2.2.

Stapled Security means one Lend Lease Share stapled to one Consolidated GPT Unit.

Stapled Security holder means a person who is registered as the holder of a Stapled Security in the Merged Group register of members.

Stapling Deed means the "Stapling Deed" as described in section 10.10.2 which will be entered into by Lend Lease and GPT Management and which sets out various matters in respect of the relationship between Lend Lease and GPT Management whilst Lend Lease Shares are stapled to GPT Units.

Stapling Distribution means the distribution to GPT Unitholders as described in section 7.3.2.

Stapling Dividend means the dividend to Lend Lease Shareholders as described in section 7.3.1.

Stapling Record Date means the record date for determining the entitlements of Lend Lease Shareholders and GPT Unitholders to Stapled Securities under the Merger, being 9:00am on the fifth Business Day following the Trading Cessation Date, or such other date agreed between Lend Lease and GPT Management and announced to the ASX.

Statutory Accounting Forecast means the forecast consolidated statutory profit of the Merged Group for the year ending 30 June 2005.

Tax Report means the taxation report prepared by Greenwoods & Freehills Pty Limited set out in section 6.

Trading Cessation Date means 6 December 2004, or such other date (on or after the Effective Date) which is agreed between Lend Lease and GPT Management and announced to the ASX to be the last day of trading of Lend Lease Shares and GPT Units as separate securities.

UK means the United Kingdom.

Unstapled Units mean Consolidated GPT Units held by Lend Lease or a related body corporate of Lend Lease on commencement of the Merger.

Urban Community Development includes urban and residential community development.

US means the United States of America, its territories and possessions.

13.2 Interpretation

Headings and boldings are inserted for convenience and do not affect the interpretation of the Merger Documents and unless the contrary intention appears:

(a) a reference to an instrument includes any variation or replacement of it;

(b) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(c) the singular includes the plural and vice versa;

(d) the word person includes an individual, a firm, a body corporate, an unincorporated association or an authority;

(e) mentioning anything after includes, including, for example, or similar expressions, does not limit what else might be included;

(f) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(g) a reference to time is a reference to the time in Sydney, New South Wales;

(h) a reference to any thing (including any amount) is a reference to the whole and each part of it and a reference to a group of persons is a reference to any one or more of them;

(i) a reference to a section, part, clause, annexure, exhibit or schedule is a reference to a section, part and clause of, and an annexure, exhibit and schedule to, the relevant Merger Document;

(j) a reference to $, A$ or cents is to Australian currency unless denominated otherwise; and

(k) words and phrases defined in the Corporations Act have the same meaning in the Merger Documents.

ANNEXURE A. SCHEME OF ARRANGEMENT

This Scheme of Arrangement is made under section 411 of the Corporations Act between Lend Lease Corporation Limited ABN 32 000 226 228 (**LLC**) and each Shareholder

1 Preliminary

1.1 Interpretation

This LLC Scheme will be interpreted in accordance with schedule 1. Capitalised expressions used in this LLC Scheme have the meanings set out in schedule 1.

1.2 LLC

(a) LLC is a public company limited by shares registered in New South Wales and has a registered office on Level 4, 30 The Bond, 30 Hickson Road, Millers Point NSW 2000.

(b) As at 7 October 2004 there were 398,675,475 Shares on issue.

(c) LLC is admitted to the official list of the ASX and its Shares are quoted by the ASX.

1.3 Merger Implementation Agreement and GPT Deed Poll

(a) LLC and GPT Management have executed the Merger Implementation Agreement under which they have agreed to implement this LLC Scheme and the other Transaction Steps.

(b) GPT Management has executed the GPT Deed Poll in which it has covenanted in favour of Shareholders to issue the Consolidated Units to LLC Participants as contemplated by clause 3.4, and to complete the other Transaction Steps for which it is responsible.

1.4 Sale Facility Agreement

LLC, GPT Management and the Sale Bank have executed the Sale Facility Agreement under which they have agreed to implement the Sale Facility.

2 Conditions

2.1 Conditions precedent

The conditions precedent to this LLC Scheme are the conditions in clauses 3.1 and 3.2 of the Merger Implementation Agreement. Satisfaction or waiver of those conditions in accordance with the Merger Implementation Agreement is a condition precedent to the operation of clause 3.

2.2 Certificate

LLC will provide to the Court at the Second Court Hearing, a certificate, or such other evidence that the Court requests, confirming whether or not the conditions precedent to this LLC Scheme referred to in clause 2.1 have been satisfied or waived.

2.3 End Date

This LLC Scheme lapses and is of no further force or effect if the Effective Date does not occur on or before the Cut-Off Date or any later date that LLC and GPT Management may agree in writing.

3 LLC Scheme

3.1 Transfer of Shares to Sale Bank

(a) Each Selling Shareholder agrees to transfer the number of Shares that the Selling Shareholder indicates in the Election Form to the Sale Bank in accordance with this LLC Scheme.

(b) Each Ineligible Foreign Shareholder agrees to transfer all of the Ineligible Foreign Shareholder's Shares to the Sale Bank in accordance with this LLC Scheme.

(c) On the Record Date, with effect immediately before the Record Time:

(1) the legal and beneficial title to the number of Shares that each Selling Shareholder has indicated in the Selling Shareholder's Election Form, and that the Selling Shareholder holds at that time, is transferred from the Selling Shareholder to the Sale Bank; and

(2) the legal and beneficial title to all Shares that each Ineligible Foreign Shareholder holds at that time is transferred from the Ineligible Foreign Shareholder to the Sale Bank.

(d) Shares are transferred under clause 3.1(c) together with all rights attaching to them, and free of all Security Interests and third party rights.

(e) For the avoidance of doubt, the Sale Bank does not act as trustee, custodian, nominee or agent in respect of the Shares transferred to it under clause 3.1(c), whether in relation to any dividends paid on those Shares, any sale or transfer of those Shares or otherwise.

(f) Each Selling Shareholder and each Ineligible Foreign Shareholder must do all things and execute all further documents to give effect to the transfer in accordance with this clause 3.1.

3.2 Warranties

Each Selling Shareholder and Ineligible Foreign Shareholder warrants to LLC, and appoints and authorises LLC as its agent to warrant to the Sale Bank, that, at the time of transfer to the Sale Bank, none of the Selling Shareholder's or Ineligible Foreign Shareholder's Shares (or the rights attaching to them) will be subject to any Security Interest or third party rights.

3.3 Dividend and Consolidated Unit subscription

(a) Each LLC Participant irrevocably authorises and directs LLC to do the following on behalf of the LLC Participant:

(1) apply to subscribe for the LLC Participant's Unit Entitlement at $0.0001 a Consolidated Unit; and

(2) pay from the proceeds of the dividend referred to in clause 3.3(c) the total subscription price payable by the LLC Participant for the LLC Participant's Unit Entitlement.

(b) Not later than 2 Business Days before the Implementation Date, LLC must apply, on behalf of each LLC Participant, to GPT Management to subscribe for the relevant LLC Participant's Unit Entitlement at $0.0001 a Consolidated Unit.

(c) On the Implementation Date LLC must pay a fully franked dividend to each LLC Participant of $0.0001 for each Share held at the Record Time and apply the dividend on behalf of the LLC Participant to pay the total subscription price payable by the relevant LLC Participant for the LLC Participant's Unit Entitlement.

3.4 Consolidated Unit issue and Stapling

(a) Under the GPT Deed Poll, promptly on receiving payment under clause 3.3(c), GPT Management will issue to each LLC Participant the LLC Participant's Unit Entitlement and enter in the GPT Register the name and address of the relevant LLC Participant as the holder of that Unit Entitlement. These Consolidated Units must:

(1) rank equally with all other Consolidated Units from the time of issue;

(2) be issued on the terms set out in the GPT Constitution as modified by the GPT Constitution Modifications; and

(3) be Stapled to the relevant LLC Participant's Shares on a one-for-one basis with effect immediately from issue.

(b) Each LLC Participant acknowledges that GPT Management satisfies its obligation to issue Consolidated Units to each LLC Participant by:

(1) on the Implementation Date, causing the name and registered address (as at the Record Date) of that LLC Participant to be entered into the GPT Register as holder of the Consolidated Units issued to that LLC Participant; and

(2) despatching, or procuring the despatch of, a holding statement in relation to the LLC Participant's entitlement to Stapled Securities:

(A) in the case of joint Shareholders – to the address recorded in the LLC Register on the Record Date of the person whose name appears first in the LLC Register in respect of the joint Shareholders; or

(B) otherwise – to the LLC Participant's address recorded in the LLC Register on the Record Date.

(c) Each LLC Participant agrees that, from the time the Consolidated Units referred to in clause 3.4(a) are issued on the Implementation Date, Shares may only be transferred if there is a simultaneous transfer to the same transferee of the Units Stapled to those Shares.

3.5 Cash Sale Facility

LLC will ensure that the Sale Bank conducts a cash Sale Facility on the following basis:

(a) On the Implementation Date, the Sale Bank will allocate to each Selling Shareholder who elected to receive cash for their Shares in the Election Form, and each Ineligible Foreign Shareholder, one Stapled Security for each Share transferred to the Sale Bank under clause 3.1.

(b) On, or as soon as practicable after, the Implementation Date, the Sale Bank will ensure that all Stapled Securities allocated to Shareholders under clause 3.5(a) (**Sold Stapled Securities**) are offered for sale to institutional investors under a bookbuild process. The Sale Bank will complete the bookbuild process within 10 days of the Implementation Date.

(c) On completion of the bookbuild process, the Sale Bank will determine the sale price for each Sold Stapled Security offered for purchase. The sale price for all Sold Stapled Securities will be the same. The Sale Bank will take into account the following factors in determining the sale price:

(1) the total number of Sold Stapled Securities offered for sale under the bookbuild process;

(2) the prevailing market conditions (including the prevailing price of Stapled Securities on the ASX and the prevailing demand for Stapled Securities offered for sale under the bookbuild process);

(3) the need to maintain an orderly secondary market for all Stapled Securities; and

(4) the period in which the bookbuild sale process is to be completed.

(d) Within 3 Business Days after settling the sale of all Sold Stapled Securities, the Sale Bank will pay the proceeds received from sale of Sold Stapled Securities allocated to each person to whom the relevant Sold Stapled Securities were allocated.

3.6 Exchange Sale Facility

LLC will ensure that the Sale Bank conducts an exchange Sale Facility on the following basis:

(a) On the Implementation Date, the Sale Bank will allocate to each Selling Shareholder who elected to exchange their Shares for Stapled Securities in the Election Form one Stapled Security for each Share transferred to the Sale Bank under clause 3.1.

(b) Within 3 Business Days after the Implementation Date, the Sale Bank will transfer to each Shareholder the Stapled Securities allocated to them under clause 3.6(a).

3.7 GPT Management's obligations

LLC will procure that GPT Management issues the Consolidated Units to LLC Participants in accordance with the GPT Deed Poll.

4 Dealings in Shares

4.1 Recognising dealings in Shares

For the purposes of this LLC Scheme, only the following dealings in Shares will be recognised:

(a) the transfers to the Sale Bank referred to in clause 3.1;

(b) for dealings of the type effected using CHESS – dealings where the transferee is registered in the LLC Register as the holder of the relevant Shares by 9.00am on the Record Date; and

(c) for other types of dealings – dealings:

(1) that occurred before the close of business on the Trading Cessation Date; and

(2) in respect of which a registrable transmission application or transfer in registrable form is received on or before 9.00am on the Record Date at the place where the LLC Register is kept.

Otherwise, LLC will not register or recognise for any purpose any dealing in Shares (other than dealings in Shares as part of a Stapled Security).

4.2 LLC Register

LLC must:

(a) register any transmission applications or transfers received in accordance with clause 4.1(c) by the Record Time; and

(b) otherwise maintain the LLC Register in accordance with clause 4.1 until the Consolidated Units have been issued to the LLC Participants as contemplated by clause 3.4.

The LLC Register in this form will be the sole basis for determining rights to Consolidated Units under the LLC Scheme.

4.3 Effect of holding statements and entries in the LLC Register

From the Record Date:

(a) any holding statement or share certificate in respect of Shares will have no effect as a document of title or evidence of title in respect of those Shares; and

(b) each entry current at the Record Time on the LLC Register will constitute evidence of entitlement to issue of Consolidated Units under this LLC Scheme.

5 Power of attorney

5.1 Appointment

On the LLC Scheme becoming Effective:

(a) each Selling Shareholder and Ineligible Foreign Shareholder, without the need for any further act, irrevocably appoints LLC and each of its directors and officers (the **Attorneys**) as the Selling Shareholder's or Ineligible Foreign Shareholder's attorney and agent for the purpose of doing all things and executing all documents that the relevant Attorney considers necessary or desirable to give effect to this LLC Scheme, including transferring Shares from Selling Shareholders and Ineligible Foreign Shareholders to the Sale Bank; and

(b) each LLC Participant, without the need for any further act, irrevocably appoints LLC and each of its directors and officers (the **Attorneys**) as the LLC Participant's attorney and agent for the purpose of doing all things and executing all documents that the relevant Attorney considers necessary or desirable to give effect to this LLC Scheme, including:

(1) applying to subscribe for Consolidated Units;

(2) consenting to the entry of the LLC Participant's name and address in the GPT Register in respect of the Consolidated Units;

(3) agreeing to be bound by the GPT Constitution (as modified by the GPT Constitution Modifications) as a Unitholder; and

(4) executing a written agreement to be bound by the New LLC Constitution for the purposes of section 140(2) of the Corporations Act, including to the extent that it increases or imposes restrictions on the right to transfer the Shares held by the LLC Participant at the date of the adoption of the alteration.

5.2 Attorney's rights and powers

In respect of each appointment under clause 5.1:

(a) the Attorneys are appointed jointly and severally;

(b) each Attorney may exercise its powers as attorney in the Attorney's own name or in the Selling Shareholder's, Ineligible Foreign Shareholder's or LLC Participant's name (as the case may be);

(c) each Attorney may exercise any of its powers as attorney even if the Attorney benefits from the exercise of the power;

(d) the Selling Shareholder, Ineligible Foreign Shareholder or LLC Participant (as the case may be) must ratify anything that any Attorney does in exercise of its powers as attorney other than things that the Attorney does in breach of its duties as attorney;

(e) at any time, an Attorney may appoint or remove any substitute, delegate or sub-attorney; and

(f) a certificate signed by any LLC director or officer in favour of any third party that any instrument or act falls within LLC's authority is conclusive evidence for that third party that this is the case.

6 General

6.1 References to GPT Management

Unless this LLC Scheme expressly provides otherwise, references to GPT Management in this LLC Scheme are to GPT Management solely in its capacity as responsible entity of GPT.

6.2 Variations, alterations and conditions

With GPT Management's prior approval, LLC may, by its counsel or solicitor, consent on behalf of all persons concerned to any variations, alterations or conditions to this LLC Scheme which the Court thinks fit to impose or approve.

6.3 Further action by LLC

LLC will execute all documents and do all things necessary or desirable to implement, and perform its obligations under, this LLC Scheme.

6.4 Authority and acknowledgement

Each Shareholder:

(a) consents to LLC disclosing to GPT Management the Shareholder's name and address and all other information in relation to the Shareholder that LLC considers is necessary or desirable for GPT Management to perform its obligations under the GPT Deed Poll and the Merger Implementation Agreement;

(b) consents to LLC disclosing to the Sale Bank the Shareholder's name and address and all other information in relation to the Shareholder that LLC considers is necessary or desirable for the Sale Bank to perform its obligations in relation to the Sale Facility;

(c) consents to LLC doing all things necessary or desirable for or incidental to the implementation of this LLC Scheme; and

(d) acknowledges that this LLC Scheme binds LLC and all Shareholders, including:

(1) those who do not attend the LLC Meeting; and

(2) those who do not vote in favour of this LLC Scheme at that meeting.

6.5 Costs

LLC will pay all Duty in respect of this LLC Scheme. Otherwise, LLC will only bear its own costs in relation to this LLC Scheme. Shareholders are responsible for their own costs in relation to this LLC Scheme.

6.6 Notices

If a notice, transfer, transmission application, direction or other communication referred to in this LLC Scheme is sent by post to LLC, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at LLC's registered office. The postal acceptance rule will not apply.

6.7 Governing law and jurisdiction

(a) This LLC Scheme is governed by the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales and irrevocably waives any objection to the venue of any legal process being New South Wales on the basis that the process has been brought in an inconvenient forum.

Schedule 1 – Glossary

In this LLC Scheme:

ASIC means the Australian Securities and Investments Commission.

ASX means the Australian Stock Exchange Limited ACN 008 624 691.

Business Day has the same meaning as in the Listing Rules.

Consolidated Unit means a Unit after conversion under section 5.5 of schedule 3 of the Merger Implementation Agreement.

Corporations Act means the *Corporations Act* 2001 (Cth).

Court means a court of competent jurisdiction under the Corporations Act.

Cut-Off Date means 31 January 2005.

Duty means any stamp, transaction or registration duty or similar charge imposed by any Government Agency and includes any interest, fine, penalty, charge or other amount imposed in respect of the duty or charge.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to this LLC Scheme.

Effective Date means the date on which this LLC Scheme becomes Effective.

Election Form means the 'Election Form' in relation to participation in the Sale Facility sent to Shareholders together with the LLC Explanatory Memorandum.

Eligible Jurisdiction means Australia (and its external territories), New Zealand, the United States of America and Germany.

Government Agency means:

(a) any government or any governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity; or

(b) any professional body or self-regulatory organisation that performs statutory functions, including the ASX.

GPT means the General Property Trust constituted by the GPT Constitution.

GPT Constitution means the General Property Trust constitution.

GPT Constitution Modifications means the modifications of the GPT Constitution described in the LLC Explanatory Memorandum.

GPT Deed Poll means a deed poll executed by GPT Management in favour of the Shareholders dated 7 October 2004.

GPT Management means GPT Management Limited ABN 94 000 335 473 as responsible entity of GPT of Level 4, 30 The Bond, 30 Hickson Road, Millers Point, NSW 2000 Australia.

GPT Register means GPT's register of unitholders.

Implementation Date means the 4th Business Day following the Record Date.

Ineligible Foreign Shareholder means a Shareholder who is a citizen or resident of a jurisdiction other than an Eligible Jurisdiction, or whose address in the LLC Register is a place outside the Eligible Jurisdictions unless GPT Management is satisfied before the Effective Date that GPT Management may lawfully issue Units to the Shareholder either unconditionally or after compliance with such conditions as GPT Management in its absolute discretion regards as acceptable and not unduly onerous.

Listing Rules means the 'ASX Listing Rules' issued by the ASX.

LLC Explanatory Memorandum means the explanatory statement in relation to this LLC Scheme sent to Shareholders.

LLC Meeting means the meeting of Shareholders to be convened pursuant to a Court order in relation to this LLC Scheme under section 411(1) of the Corporations Act.

LLC Participant means each person who is a Shareholder as at the Record Time.

LLC Register means LLC's register of members.

LLC Scheme means this scheme of arrangement subject to any alterations or conditions made or required by the Court under subsection 411(6) of the Corporations Act.

Merger Implementation Agreement means the Merger Implementation Agreement between LLC and GPT Management dated 26 August 2004.

New LLC Constitution means the proposed new constitution for LLC in the form described in the LLC Explanatory Memorandum.

Record Date means the 5th Business Day following the Trading Cessation Date.

Record Time means 5.00pm on the Record Date.

Sale Bank means ABN AMRO Equities Australia Limited ABN 84 002 768 701 of Level 25, ABN AMRO Tower, Cnr Bent and Phillip Streets, Sydney, NSW 2000.

Sale Facility means the facility described in section 9 of schedule 3 of the Merger Implementation Agreement provided under the Sale Facility Agreement for sale of Shares, or for exchange of Shares for Stapled Securities.

Sale Facility Agreement means the 'Securities Sale Facility Agreement' providing for the conduct of the Sale Facility between LLC, GPT Management, the Sale Bank, Macquarie Securities (Australia) Limited and ASX Perpetual Limited dated 7 October 2004.

Second Court Date means the first day of the Second Court Hearing.

Second Court Hearing means the first hearing of the application made to the Court for an order under section 411(4)(b) of the Corporations Act approving this LLC Scheme.

Security Interest means an interest or power:

(a) reserved, in or over any interest in any asset, including any retention of title; or

(b) created or otherwise arising, in or over any interest in any asset, whether under a bill of sale, mortgage, charge, lien, pledge, trust or power or otherwise,

by way of security for the payment of a debt or any other monetary obligation, or the performance of any other obligation, and includes any agreement to grant or create any of the above.

Selling Shareholder means a Shareholder who validly completes, executes and returns to LLC an Election Form electing to participate in the Sale Facility.

Shareholder means a person who is registered in the LLC Register as the holder of Shares from time to time.

Share means a fully paid ordinary share in LLC.

Stapled means the linking together of a Share and a Consolidated Unit:

(a) so that one cannot be transferred or otherwise dealt with without the other; and

(b) which are jointly quoted by the ASX as a 'stapled security'.

Stapled Securities means the stapled securities comprising one Share Stapled to one Consolidated Unit.

Trading Cessation Date means the date (on or after the Effective Date) which is announced to the ASX to be the last day of trading in Shares and Units as separate securities.

Transaction Steps means the steps set out in schedule 3 of the Merger Implementation Agreement.

Unitholder means a person who is registered in the GPT Register as the holder of Units from time to time.

Unit means a fully paid ordinary unit in GPT and includes Consolidated Units.

Unit Entitlement, in relation to an LLC Participant, means the number of Consolidated Units that the LLC Participant is entitled to subscribe for under the LLC Scheme at a subscription price of $0.0001 a Consolidated Unit, being a number of Consolidated Units equal to the number of Shares that the LLC Participant holds at the Record Time.

Corporations Act definitions

Unless the context requires otherwise, an expression not otherwise defined in this LLC Scheme, that is defined in or used for the purposes of the Corporations Act has the same meaning when used in this LLC Scheme.

Interpretation

In this LLC Scheme, headings and boldings are for convenience only and do not affect the interpretation of this LLC Scheme and, unless the context requires otherwise:

(a) words importing the singular include the plural and vice versa;

(b) words importing a gender include any gender;

(c) other parts of speech and grammatical forms of a word or phrase defined in this LLC Scheme have a corresponding meaning;

(d) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency;

(e) a reference to any thing (including any right) includes a part of that thing, but nothing in this paragraph implies that performance of part of an obligation constitutes performance of the obligation;

(f) a reference to a clause, party or schedule is a reference to a clause of, and a party and schedule to, this LLC Scheme and a reference to this LLC Scheme includes any schedule;

(g) a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(h) a reference to an agreement includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing;

(i) a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;

(j) a reference to a document includes any agreement in writing, or any certificate, notice, instrument or other document of any kind;

(k) a reference to a party to a document includes that party's successors and permitted assigns;

(l) a reference to an asset includes all property of any nature, including a business, and all rights, revenues and benefits;

(m) a reference to dollars and $ is a reference to the lawful currency of the Commonwealth of Australia;

(n) a reference to any time is a reference to that time in Sydney;

(o) a reference to a body (including an institute, association or authority), other than a party, whether statutory or not:

(1) that ceases to exist; or

(2) whose powers or functions are transferred to another body,

is a reference to the body that replaces it or substantially succeeds to those of its powers or functions that relate to the subject matter of this LLC Scheme;

(p) a reference to anything that any party must do, or not do, includes:

(1) its acts, defaults and omissions, whether direct or indirect, and whether on its own account, or for or through any other person; and

(2) acts, defaults and omissions that it permits or suffers to be done, or not done, by any other person; and

(q) a reference to anything done or not done by a trust includes a reference to things done or not done by the trustee of the trust in the trustee's capacity as trustee of the trust.

Use of 'include' and 'in particular'

Use of the expressions 'include' and 'in particular' does not limit the generality of the preceding words, or exclude anything not expressly included or particularised, unless this LLC Scheme expressly provides otherwise.

ANNEXURE B. MERGER IMPLEMENTATION AGREEMENT
(WITHOUT SCHEDULE 4 & ANNEXURES)

Date: 26 August 2004

Parties:

1. Lend Lease Corporation Limited
   ABN 32 000 226 228
   of Level 4, 30 The Bond, 30 Hickson Road, Millers Point, NSW 2000 Australia
   (**LLC**)
2. GPT Management Limited
   ABN 94 000 335 473
   as responsible entity of the General Property Trust
   of Level 4, 30 The Bond, 30 Hickson Road, Millers Point, NSW 2000 Australia
   (**GPT Management**)

Recitals

A. LLC and GPT Management wish to conduct the Merger by means of the LLC Scheme and the GPT Arrangements.

B. LLC and GPT Management have agreed to implement the LLC Scheme, GPT Arrangements and Transaction Steps on the terms of this agreement.

This deed witnesses

in consideration of, among other things, the mutual promises contained in this agreement:

1 Interpretation

This agreement will be interpreted in accordance with schedule 1. Capitalised expressions used in this agreement have the meanings set out in schedule 1.

2 Schemes

2.1 Proposing the LLC Scheme

Subject to the terms of this agreement, LLC agrees to propose the LLC Scheme to Shareholders and to carry out the Transaction Steps for which it is responsible in accordance with this agreement.

2.2 Proposing the GPT Arrangements

Subject to the terms of this agreement, GPT Management agrees to propose the GPT Arrangements to Unitholders and to carry out the Transaction Steps for which it is responsible in accordance with this agreement.

2.3 Benefit of this agreement

Conditional on the scheme becoming effective, each of LLC and GPT Management make the undertakings to carry out the Transaction Steps in favour of each Shareholder and Unitholder with the intent that each such Shareholder and Unitholder can rely upon and enforce those undertakings (subject to the terms of this agreement) even though the Shareholders and Unitholders are not named as parties to this agreement.

3 Conditions precedent

3.1 Conditions precedent

The parties' obligations to give effect to the Transaction Steps in sections 3 to 9 of schedule 3 do not become binding until each of the following conditions precedent has been satisfied or waived:

(a) **FIRB**:

(1) LLC receives written advice from or on behalf of the Treasurer of the Commonwealth of Australia stating that entering, and completing the transactions contemplated by, this agreement is not objected to under FATA; or

(2) the Treasurer of the Commonwealth of Australia becomes, or is, precluded from making an order under FATA in respect of the transactions contemplated by this agreement;

(b) **ASIC and ASX**: ASIC and ASX issue or provide such consents, waivers, approvals or do such other acts that are necessary to implement the Merger as determined jointly by LLC and GPT Management;

(c) **Government Agencies**: all other approvals of a Government Agency which are necessary to implement the Merger have been obtained as determined jointly by LLC and GPT Management;

(d) **third party consents**: all third party consents, approvals and waivers which are necessary to implement the Merger have been obtained as determined jointly by LLC and GPT Management;

(e) ***quotation of Stapled Securities**: the ASX approves the Stapled Securities for quotation;*

(f) **Shareholder approval**: Shareholders approve the LLC Resolutions by the requisite majorities other than resolutions required to implement the Off-Market Buy-Back;

(g) **Unitholder approval**: Unitholders approve the GPT Resolutions by the requisite majorities;

(h) **Court approval**: the Court:

(1) approves the LLC Scheme under section 411(4)(b) of the Corporations Act; and

(2) gives the judicial advice contemplated by section 2.1 of schedule 3;

(i) **restraints**: no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the Merger is in effect at the Court Approval Time;

(j) **LLC material adverse event**: no events or occurrences or matters, other than LLC Permitted Matters, which individually, or when aggregated with all such events, occurrences or matters, could reasonably be expected to:

(1) have an adverse effect on the consolidated assets or liabilities (including contingent liabilities as recognised in the preparation of financial statements) of the LLC Group exceeding $400 million;

(2) have an adverse effect on the consolidated net profits after tax of the LLC Group that exceeds $40 million per annum (after taking into account any matters which offset the impact of the event or occurrence giving rise to the adverse effect); or

(3) prevent LLC performing its obligations under this agreement,

having occurred, been discovered, been announced, been disclosed or otherwise becoming known to GPT Management between the date of this agreement and 6.00pm on the day prior to the Second Court Date; and

(k) **GPT material adverse event**: no events or occurrences or matters, other than GPT Permitted Matters, which individually, or when aggregated with all such events, occurrences or matters, could reasonably be expected to:

(1) have an adverse effect on the consolidated assets or liabilities (including contingent liabilities as recognised in the preparation of financial statements) of the GPT Group exceeding $400 million;

(2) have an adverse effect on the consolidated net profits after tax of the GPT Group that exceeds $40 million per *annum (after taking into account any matters which offset the impact of the event or occurrence giving rise to the* adverse effect); or

(3) prevent GPT Management performing its obligations under this agreement,

having occurred, been discovered, been announced, been disclosed or otherwise becoming known to LLC between the date of this agreement and 6.00pm on the day prior to the Second Court Date.

For the purposes of this clause 3.1, a Regulatory Approval, or third party consent, will be regarded as having been obtained even though a condition applies to the Regulatory Approval, or third party consent, unless the party subject to the condition, acting reasonably, decides that the condition is unduly onerous and notifies the other party to that effect.

3.2 Conditions precedent to lodgement and issue of Explanatory Memoranda

The parties' obligations to give effect to the Transaction Steps in section 2.2 of schedule 3 do not become binding until each of the following conditions has been satisfied or waived:

(a) **forecast distribution and dividend**: The forecast pro forma aggregate dividend and distribution for the financial year ending 30 June 2005 in the LLC Explanatory Memorandum is not less than the equivalent of 82.9 cents per Stapled Security based on the Original Merger Terms; and

(b) **performance fee**: LLC pays GPT Management $3,486,000, being the equivalent of the GPT performance fee for the half year ended 30 June 2004 (**Performance Fee**), to form part of GPT Management's September 2004 distribution to Unitholders.

If this agreement is terminated, or if the Merger is not implemented by the Cut-Off Date, GPT Management must promptly after termination, or the Cut-Off Date (as the case may be) pay the amount of the Performance Fee to LLC. This obligation survives termination of this agreement.

3.3 Best endeavours

Each party must use its best endeavours to ensure that each Condition is satisfied as soon as possible and in any event on or before the earlier of:

(a) the Court Approval Time (except the Condition in clause 3.1(h)); or

(b) the Cut-Off Date.

In particular, each party must provide the other party with reasonable assistance to satisfy the Conditions.

3.4 Notification

Each party must promptly notify the other in writing if it discovers that any Condition is satisfied or becomes incapable of being satisfied.

3.5 Waiver of Conditions

(a) The Conditions in clauses 3.1(a) to (i) and 3.2(a) are for the benefit of each party and any breach or non-fulfilment of any of those Conditions may only be waived by the written agreement of both parties.

(b) The Conditions in clauses 3.1(j) and 3.2(b) are for the sole benefit of GPT Management and any breach or non-fulfilment of those Conditions may only be waived by the written agreement of GPT Management.

(c) The Condition in clause 3.1(k) is for the sole benefit of LLC and any breach or non-fulfilment of this Condition may only be waived by the written agreement of LLC.

(d) A party entitled to waive the breach or non-fulfilment of a Condition pursuant to this clause 3.5 may do so in its absolute discretion. However, it must do so promptly on the other party giving it notice that a Condition has been breached or has become incapable of being satisfied, and in any event, by the earlier of:

(1) 5 Business Days after receipt of that notice; or

(2) 5.00pm on the day before the date by or on which the relevant Condition must be satisfied.

(e) Waiver of the breach or non-fulfilment of a Condition does not:

(1) affect the party's right to bring a Claim against the other party for any breach of this agreement; or

(2) waive the breach or non-fulfilment of any other Condition.

3.6 Cut-Off Date and termination

(a) If a Condition (except the Conditions in clauses 3.1(h), (j), (k) or 3.2) is not satisfied or waived, or becomes incapable of being satisfied and is not waived, on or by the Court Approval Time the parties must consult in good faith with a view to determining whether to defer the Second Court Date.

(b) If a Condition (except the Conditions in clauses 3.1(h), (j), (k) or 3.2) is not satisfied or waived, or becomes incapable of being satisfied and is not waived, on or by the Cut-Off Date, the parties must consult in good faith to determine whether the Merger may proceed by alternative means and whether or not to extend the Cut-Off Date.

(c) Either party may terminate this agreement at any time with immediate effect by written notice to the other party if:

(1) a Condition is not satisfied or waived, or becomes incapable of being satisfied and is not waived, on or by the Cut-Off Date;

(2) the parties do not agree to waive the Condition under clause 3.5; and

(3) the parties do not agree to extend the Cut-Off Date under clause 3.6(b).

4 Implementation

4.1 Implementation

Subject to any applicable laws and the Listing Rules, each party must execute all documents and take all necessary action within its power to implement the LLC Scheme, GPT Arrangements and other Transaction Steps as soon as reasonably practicable and in the order set out in the Transaction Steps. In particular, each party must provide the other party with reasonable assistance to implement the Transaction Steps. No other provision of clause 4 limits the generality of this clause 4.1.

4.2 Timetable

Each party must use best endeavours to complete all Transaction Steps for which it is responsible and perform all its other obligations substantially in accordance with the Timetable, and in particular to hold the LLC Meeting, LLC General Meeting and GPT Meeting by 17 November 2004. It is each party's intention to work toward meeting the Timetable and each will use best endeavours to complete tasks in accordance with the Timetable.

4.3 Regulatory Approvals

(a) Each party must promptly apply for all relevant Regulatory Approvals and Tax Rulings it requires to be able to implement the Merger and take all steps for which it is responsible as part of the approval process, including responding to requests for information at the earliest practicable time.

(b) Each party must consult the other in advance in relation to all communications (whether written or oral, and whether direct or through agents or advisers) with any Government Agency relating to any Regulatory Approval or Tax Ruling. In particular, each party must:

(1) give the other party drafts of any material written communications to be sent to a Government Agency and make such changes to those communications as the other party reasonably requests; and

(2) give the other party copies of any written communications sent to, or received from, a Government Agency promptly on sending or receiving them (as the case may be).

(c) Each party is entitled to be represented and to make submissions at any meeting with any Government Agency relating to any Regulatory Approval and Tax Ruling.

4.4 Prescribed Occurrences

To the extent that the Prescribed Occurrences are within its control, each party must use its best endeavours to procure that no Prescribed Occurrence occurs in relation to the party without the other party's prior written consent.

4.5 Board recommendations

(a) LLC must ensure that the LLC Board does not change its unanimous recommendation in favour of the Merger unless:

(1) the independent expert appointed by LLC to opine on the Merger fails to conclude that the Merger is in Shareholders' best interests; or

(2) a proposal emerges, which the LLC Board considers superior to the Merger.

(b) GPT Management must ensure that the GPT Independent Directors do not change their unanimous recommendation in favour of the Merger unless:

(1) the independent expert appointed by GPT Management to opine on the Merger fails to conclude that the Merger is in Unitholders' best interests; or

(2) a proposal emerges, which the GPT Independent Directors consider superior to the Merger.

(c) Subject to the provisos set out in clauses 4.5(a) and (b), LLC and GPT Management must ensure that their respective boards and management use best endeavours to secure the approval of Shareholders and Unitholders for the Merger. Consistent with this, GPT Management must make its management available to assist in marketing of the Merger.

4.6 LLC Explanatory Memorandum

(a) LLC must prepare the LLC Explanatory Memorandum so that it complies with all applicable laws, ASIC policy, Takeovers Panel guidance notes and Listing Rules, and includes:

(1) a report prepared by an independent expert;

(2) a statement that, subject to the provisos set out in clause 4.5(a), the LLC Board unanimously recommends that Shareholders approve the LLC Resolutions; and

(3) forecast financial information for the period ending 30 June 2005.

(b) GPT Management must assist LLC in the earliest possible preparation of the LLC Explanatory Memorandum. In particular, it must give LLC the GPT Information. LLC must obtain GPT Management's approval for the form and context in which the GPT Information appears in the LLC Explanatory Memorandum.

4.7 GPT Explanatory Memorandum

(a) GPT Management must prepare the GPT Explanatory Memorandum so that it complies with all applicable laws, ASIC policy, Takeovers Panel guidance notes and Listing Rules, and includes:

(1) a report prepared by an independent expert;

(2) a statement that, subject to the provisos set out in clause 4.5(b), the GPT Independent Directors unanimously recommend that Unitholders approve the GPT Resolutions; and

(3) forecast financial information for the period ending 30 June 2005.

(b) LLC must assist GPT Management in the earliest possible preparation of the GPT Explanatory Memorandum. In particular, it must give GPT Management the LLC Information. GPT Management must obtain LLC's approval for the form and context in which the LLC Information appears in the GPT Explanatory Memorandum.

4.8 Consultation

Each party must consult the other about the form and content of the first party's Explanatory Memorandum and must seek to resolve in good faith any dispute about the form or content of any part of the Explanatory Memorandum with a view to reaching agreement, where reasonable in the time frame.

4.9 Disclosure of risks

Subject to compliance with applicable laws, ASIC policy, Takeovers Panel guidance notes and Listing Rules, LLC and GPT Management each agrees that the other party can determine the appropriate disclosure and prominence of risks in a balanced fashion in that other party's Explanatory Memorandum. In doing so, each party must use best endeavours to ensure that disclosure of business and financial risks associated with the businesses of the LLC Group and GPT Group is consistent in the LLC Explanatory Memorandum and GPT Explanatory Memorandum.

4.10 Updating Explanatory Memoranda

Each party must ensure that those parts of the Explanatory Memoranda for which the party is responsible are updated with any information of which the party becomes aware between the date the Explanatory Memoranda are sent to Shareholders and Unitholders and the Implementation Date, that is necessary to ensure that the Explanatory Memoranda are not misleading or deceptive, or likely to mislead or deceive, in any material respect, and comply with all applicable laws, ASIC policy, Takeovers Panel guidance notes and Listing Rules.

4.11 Access to information

Before the Implementation Date, each party must, and must cause (or, in the case of a Group Member that is not wholly owned, use its best endeavours to cause) each of its Group Members to:

(a) give the other party reasonable access to its records (subject to any existing confidentiality obligations owed to third parties), premises and personnel and the records, premises or personnel of any entity it manages, and reasonable co-operation:

(1) for the purpose of understanding the first party's financial position, performance and prospects, preparing and verifying the Explanatory Memoranda and implementing the LLC Scheme, GPT Arrangements and other Transaction Steps; and

(2) for any other purpose which the parties agree; and

(b) give the other party all information that the other party reasonably requires to implement the Transaction Steps and otherwise perform its obligations under this agreement,

subject to the proper performance by the first party, its Group Members and the directors and officers of the first party, and its Group Members, of their fiduciary duties. Nothing in this clause 4.11 requires a party to disclose information to the other party about the first party's consideration of the Merger or any competing proposal.

4.12 GPT Split Trust

The parties will meet as soon as possible after the date of this agreement to determine the appropriate treatment of the GPT Split Trust consistent with their best endeavours obligations to secure the approval of Shareholders and Unitholders for the Merger under clause 4.5(c).

4.13 Buy-Backs

(a) Unless this agreement is terminated, LLC must maintain the current suspension of the On-Market Buy-Back.

(b) LLC will use its best endeavours to propose and complete the Off-Market Buy-Back in the most financially efficient means practicable. LLC must consult with the GPT Independent Directors on the conduct and pricing of the Off-Market Buy-Back but its obligations to complete that buy-back are subject to the terms being (in the LLC Board's business judgement) reasonable as to price and in the best interests of the holders of Stapled Securities.

4.14 Distribution Policy

It is agreed that the distribution payout policy for the Lend Lease Group will be as follows:

(a) for the period from the Implementation Date to 30 June 2005, GPT Management and LLC will each pay a distribution or dividend set out in the Explanatory Memoranda, being respectively 100% of the estimated net profit after taxation and before all:

(1) merger costs and charges;

(2) goodwill amortisation;

(3) inter-entity eliminations; and

(4) deferred tax in respect of distributions on Unstapled Units held by LLC; and

(b) for each of the 12 month periods to 30 June 2006 and 30 June 2007, target growth in aggregated dividends and distributions per Stapled Security of 7% or more based on growth in underlying earnings per Stapled Security stated on the same basis as in clause 4.14(a).

4.15 Board and Management Structure

To reflect an operating philosophy that is consistent with an investment management culture that is appropriate for the listed property trust sector, with effect from the Implementation Date:

(a) the board of directors of each of LLC and GPT Management will be constituted in the manner and with the positions on the board as set out in annexure A;

(b) the directors set out in annexure A will be the directors of each of LLC and GPT Management until their respective successors have been duly elected or appointed or until any of their early death, resignation or removal;

(c) LLC and GPT Management agree to procure such resignations of their respective directors as may be necessary to ensure that with effect from the Implementation Date the directors set out in annexure A are the only directors of LLC and GPT Management;

(d) the management structure of the merged LLC Group and GPT Group will be as set out in annexure B, unless the parties agree to amend the structure; and

(e) the corporate governance policies and procedures and management responsibilities and accountabilities are to be consistent with best practice for major Australian public companies.

4.16 Operating philosophy

Each party acknowledges that the operating philosophy to be adopted for the merged LLC Group and GPT Group will be as follows:

An operating philosophy that is consistent with an investment management culture that is appropriate for a stapled entity in the listed property trust sector that seeks to achieve an appropriate balance in its investment profile between growth and stability, and Australian and international earnings: in particular, a focus on financial risk management to limit volatility in earnings within the context of the merged group's strategy, investor relations and communications consistent with listed property trust sector best practice for stapled entities and a single acquisition pipeline process for investment assets owned by the merged group or investment vehicles managed by the merged group and development opportunities.

Each party must include the above statement on operating philosophy for the Lend Lease Group in its Explanatory Memorandum.

4.17 Name

With effect from the Implementation Date, the parties intend to call the merged group the 'Lend Lease Group'.

5 Representations and warranties

5.1 LLC Warranties

LLC makes each of the LLC Warranties to each GPT Party. The LLC Warranties are made (by reference to the then current circumstances) on the date of this agreement and the Second Court Date, or any other date on which a LLC Warranty is expressed to be made.

5.2 GPT Warranties

GPT Management makes each of the GPT Warranties to each LLC Party. The GPT Warranties are made (by reference to the then current circumstances) on the date of this agreement and the Second Court Date, or any other date on which a GPT Warranty is expressed to be made.

5.3 No representation or reliance

(a) Each party acknowledges that it has not entered into this agreement in reliance on any warranty or representation made by or on behalf of the other party, except the warranties and representations set out in this agreement. This acknowledgement does not prejudice any rights a party may have in relation to information sent to Shareholders or Unitholders or filed by the other party with ASIC or the ASX.

(b) Each party acknowledges and agrees, in relation to opinions, estimates, projections, business plans, budget information or other forecasts in respect of the other party, or the other party's Group Members, (**Forecast Information**) that:

(1) there are uncertainties inherent in attempting to prepare this Forecast Information and that the party is familiar with these uncertainties;

(2) the party is taking full responsibility for making its own evaluation of the adequacy and accuracy of all Forecast Information (including the reasonableness of any assumptions and contingencies which may affect the Forecast Information); and

(3) the other party is not liable under any Claim arising out of or in connection with the party's use or disclosure of any such Forecast Information.

5.4 Claims against management

(a) LLC must not bring, and must ensure that no LLC Party brings, any Claim against:

(1) any director, officer or adviser of a GPT Group Member; or

(2) any employee of a GPT Group Member or Lend Lease Management Services Limited employed in relation to the GPT Group's business,

in relation to any GPT Warranty being incorrect when made.

(b) GPT Management must not bring, and must ensure that no GPT Party brings, any Claim against any director, officer, employee or adviser of an LLC Group Member, in relation to any LLC Warranty being incorrect when made.

(c) This clause 5.4 applies to Claims regardless of:

(1) when or where the relevant Claim arises;

(2) whether the Claim arises under common law, equity, statute or otherwise; and

(3) whether or not the Claim involves a liability or obligation owed severally or jointly with anyone else,

although nothing in this clause 5.4 prevents an LLC Party bringing a Claim against a GPT Group Member, or a GPT Party bringing a Claim against an LLC Group Member.

5.5 Indemnity

(a) LLC agrees to indemnify and keep indemnified the GPT Parties against all losses, liabilities, action, demand, claim, suit or proceeding, damages, costs and expenses whatsoever (including reasonable legal costs on a full indemnity basis) directly or indirectly incurred by a GPT Party arising at any time out of any breach of any of the representations and warranties made in section 2 of part A of schedule 2.

(b) GPT Management agrees to indemnify and keep indemnified the LLC Parties against all losses, liabilities, action, demand, claim, suit or proceeding, damages, costs and expenses whatsoever (including reasonable legal costs on a full indemnity basis) directly or indirectly incurred by an LLC Party arising at any time out of any breach of any of the representations and warranties made in section 2 of part B of schedule 2.

5.6 Benefit

(a) LLC holds the benefit of the GPT Warranties in clause 5.2, the undertakings in clause 5.4(b) and the indemnity in clause 5.5(b), given to other LLC Parties on trust severally for each of those persons. GPT Management acknowledges that each LLC Party may:

(1) bring action directly against GPT Management in respect of any breach of the GPT Warranties; and

(2) enforce GPT Management's undertakings in clause 5.4(b) directly against GPT Management.

(b) GPT Management holds the benefit of the LLC Warranties in clause 5.1, the undertakings in clause 5.4(a) and the indemnity in clause 5.5(a), given to other GPT Parties on trust severally for each of those persons. LLC acknowledges that each GPT Party may:

(1) bring action directly against LLC in respect of any breach of the LLC Warranties; and

(2) enforce LLC's undertakings in clause 5.4(a) directly against LLC.

5.7 Survival

The LLC Parties' and GPT Parties' rights and obligations under this clause 5 survive termination of this agreement. Each of the LLC Warranties and the GPT Warranties is severable and separately enforceable.

6 GPT Management's capacity and liability

6.1 Capacity

GPT Management enters this agreement only in its capacity as responsible entity of GPT and in no other capacity. References in this agreement to GPT Management are to be construed accordingly.

6.2 Limitation of liability

(a) Liabilities arising under, or in connection with, this agreement can be enforced against GPT Management only to the extent to which they can be satisfied out of the assets of GPT out of which GPT Management is actually indemnified for the liability.

(b) LLC must not seek recourse to any assets that GPT Management holds in any capacity other than as responsible entity of GPT. In particular, LLC must not:

(1) seek appointment of a receiver or receiver and manager (except in relation to GPT's assets), liquidator, provisional liquidator, administrator or any similar person to GPT Management; or

(2) prove in any liquidation, administration or arrangement of, or affecting, GPT Management (except in relation to GPT's assets).

(c) GPT Management does not have to incur any obligation under this agreement unless its liability in respect of that obligation is limited in the same manner as in this clause 6.2.

(d) No attorney, agent, receiver or receiver and manager appointed under this agreement is authorised to act on behalf of GPT Management in a way that exposes it to any personal liability.

(e) Subject to clause 6.3, the limitations in this clause 6.2 apply despite any other term of this agreement, and extend to all GPT Management's liabilities in connection with any act, error, omission, agreement, transaction, representation or obligation relating to this agreement.

6.3 Exceptions

Clause 6.2 does not apply to any liability of GPT Management to the extent that it is not satisfied because:

(a) the extent of GPT Management's indemnification out of GPT's assets is reduced under GPT's constitution or by operation of law, as a result of GPT Management's fraud, negligence or breach of trust; or

(b) GPT Management failed to exercise any right of indemnity it has under GPT's constitution in respect of that obligation or liability.

GPT Management's acts, errors or omissions (including related breaches of this agreement) do not constitute fraud, negligence or breach of trust by GPT Management for the purposes of this clause 6.3 to the extent to which they were caused or contributed to by any act, error or omission of any other person, other than a person referred to in section 601FB(2) of the Corporations Act.

6.4 Survival

The limitations and obligations under clause 6 survive termination of this agreement.

7 Termination

7.1 Termination

A party may terminate this agreement by written notice at any time before the Court Approval Time if:

(a) **material breach**:

(1) the other party is in material breach of this agreement (other than in breach of an LLC Warranty or GPT Warranty) before the Second Court Date;

(2) the first party gives the other party a notice setting out the relevant breach and stating an intention to terminate; and

(3) the other party does not remedy the breach by the earlier of 7 Business Days after it receives the notice or 5.00pm on the day before the Second Court Date;

(b) **approvals**: the requisite majorities do not approve the LLC Resolutions and GPT Resolutions;

(c) **regulatory intervention**: a court or other Government Agency has issued a final and non-appealable order, decree or ruling or taken other action which permanently restrains or prohibits the Merger. For the avoidance of doubt, such regulatory intervention includes the Court issuing a final and non-appealable order, decree or ruling which does not grant the judicial advice contemplated by section 2.1 of schedule 3;

(d) **Prescribed Occurrences**: a Prescribed Occurrence occurs in relation to the other party after the date of this agreement; or

(e) **representations and warranties**: the representations and warranties given or made by a party in this agreement are not all materially true and correct on the date of this agreement and the Second Court Date, or any other date on which the relevant representation and warranty is expressed to be made with the result that:

(1) there is an adverse effect on the consolidated assets or liabilities (including contingent liabilities as recognised in the preparation of financial statements) of that party's Group exceeding $400 million when compared with the position that would have applied had the representation or warranty been materially true and correct;

(2) there is an adverse effect on the consolidated net profits after tax of that party's Group that exceeds $40 million per annum (after taking into account any matters which offset the impact of the event or occurrence giving rise to the adverse effect) when compared with the position that would have applied had the representation or warranty been materially true and correct; or

(3) that party would be prevented from performing its obligations under this agreement.

However, a party is not entitled to terminate under clause 7.1(e) to the extent that the party was aware, or ought reasonably to have been aware from publicly available information, that the relevant representation or warranty was not materially true and correct.

7.2 Termination by GPT Management

GPT Management may terminate this agreement by notice in writing to LLC if:

(a) **recommendation changed**: the GPT Independent Directors change their recommendation in favour of the Merger for either of the reasons under clause 4.5(b); or

(b) **LLC changes recommendation**: the LLC Board (in breach of this agreement or otherwise) withdraws its recommendation of the Merger.

7.3 Termination by LLC

LLC may terminate this agreement by notice in writing to GPT Management if:

(a) **recommendation changed**: the LLC Board changes its recommendation in favour of the Merger for either of the reasons under clause 4.5(a);

(b) **GPT Management changes recommendation**: the GPT Independent Directors (in breach of this agreement or otherwise) withdraw their recommendation of the Merger.

7.4 Effect of termination

If this agreement is terminated under clauses 3.6, 7.1, 7.2 or 7.3, the parties are discharged from further performance of their obligations under this agreement. This discharge does not apply to:

(a) any obligations which this agreement provides expressly survive termination; and

(b) any liability for a breach of this agreement occurring before termination.

7.5 Notification of breach

Each party must promptly give the other notice if it becomes aware that:

(a) warranty or representation made by the party in this agreement has become false; or

(b) the party has breached this agreement.

8 Costs

8.1 Costs

(a) Subject to clause 8.2, each party must pay its own costs and expenses in respect of the negotiation, preparation, execution, delivery, stamping and registration of this agreement and any other document signed or executed under this agreement.

(b) Unless otherwise provided in this agreement, each party must take all action that the party is required to take in performing its obligations under this agreement at its own cost and expense.

8.2 Duty

Each party must pay half of all Duty (if any) payable on execution of this deed and in relation to the conduct of the Transaction Steps.

8.3 GST

(a) Unless expressly included, the consideration for any supply under or in connection with this agreement does not include GST.

(b) To the extent that any supply made under or in connection with this agreement is a taxable supply, the supplier may increase the consideration for that supply by an amount not exceeding the amount of the consideration multiplied by the rate at which GST is imposed in respect of the supply.

(c) If any party is entitled under this agreement to be reimbursed or indemnified by another party for a cost or expense incurred in connection with this agreement, the reimbursement or indemnity payment must not include any GST component of the cost or expense to the extent that the cost or expense is:

(1) a creditable acquisition incurred by the party being reimbursed or indemnified or by its representative member; and

(2) for a creditable purpose.

(d) The right of the supplier to recover any amount in respect of GST under this agreement on a supply is subject to the issuing of the relevant tax invoice or adjustment note to the recipient. Subject to any other provision of this agreement, the recipient must pay any amount in respect of GST within 7 days of the issuing of the relevant tax invoice or adjustment note to the recipient.

(e) Words used in this clause 8.3 which have a defined meaning in the GST Law have the same meaning as in the GST Law.

8.4 Survival

The parties' rights and obligations under clause 8 survive termination of this agreement.

9 Assignment

Without the other party's written consent, a party may not:

(a) transfer the benefit of or any interest in, or create a Security Interest in or against, its Powers under this agreement; or

(b) transfer its obligations under this agreement.

The other party may withhold consent or give consent conditionally or unconditionally in its absolute discretion.

10 Notices

10.1 Sending notices

Any notice or other communication including any request, demand, consent or approval, to or by a party:

(a) must be in legible writing and in English addressed as shown below:

(1) if to LLC:

Address: Level 4, 30 The Bond, 30 Hickson Road, Millers Point, NSW 2000 Australia
Attention: Company Secretary
Facsimile: +612 9252 2192
e-mail: phil.crewes@lendlease.com.au

(2) if to GPT Management:

Address: Level 4, 30 The Bond, 30 Hickson Road, Millers Point, NSW 2000 Australia
Attention: Company Secretary
Facsimile: +612 9236 6020
e-mail: james.coyne@lendlease.com.au

or as specified to the sender by the addressee by notice;

(b) where the sender is a company, must be signed by a director or officer or under the common seal of the sender (or in the case of a notice or communication sent by e-mail, sent from the e-mail address of a director or officer);

(c) is regarded as being given by the sender and received by the addressee:

(1) if by delivery in person, when delivered to the addressee;

(2) if by post, 3 Business Days from and including the date of postage;

(3) if by facsimile transmission, when legibly received (subject to clause 10.2) by the addressee; or

(4) if by e-mail, when properly received (subject to clause 10.2) by the addressee's server,

but if the delivery or receipt is on a day which is not a Business Day or is after 4.00 pm (addressee's time), it is regarded as received at 9.00 am on the following Business Day; and

(d) can be relied upon by the addressee, and the addressee is not liable to any other person for any consequences of that reliance, if the addressee believes it to be genuine, correct and authorised by the sender.

10.2 Facsimile transmissions and e-mails

(a) A facsimile transmission is regarded as legible unless the addressee telephones the sender within 2 hours after transmission is received or regarded as received under clause 10.1(c) and informs the sender that it is not legible.

(b) An e-mail is not regarded as properly received unless the sender receives confirmation of receipt of the e-mail from the addressee's server.

10.3 Addressees

In this clause 10, a reference to an addressee includes a reference to an addressee's directors, officers, employees or agents.

11 General

11.1 Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the preceding Business Day.

11.2 Governing law and jurisdiction

(a) This agreement is governed by the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales and irrevocably waives any objection to the venue of any legal process being New South Wales on the basis that the process has been brought in an inconvenient forum.

11.3 Prohibition and enforceability

(a) Any provision of, or the application of any provision of, this agreement or any Power which is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

(b) Any provision of, or the application of any provision of, this agreement which is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

11.4 Consents

Any consent referred to in, or required under, this agreement from any party may not be unreasonably withheld, unless this agreement expressly provides for that consent to be given in that party's absolute discretion.

11.5 Waivers

(a) Waiver of any right arising from a breach of this agreement or of any Power arising upon breach of this agreement or upon the occurrence of a default must be in writing and signed by the party or parties granting the waiver.

(b) A failure or delay in exercise, or partial exercise, of:

(1) a right arising from a breach of this agreement or the occurrence of a default; or

(2) a Power created or arising upon default under this agreement or upon the occurrence of a default,

does not result in a waiver of that right or Power.

(c) A party is not entitled to rely on a delay in the exercise or non-exercise of a Power arising from a breach of this agreement, or on the occurrence of a default, as constituting a waiver of that Power.

(d) A party may not rely on any conduct of another party as a defence to exercise of a Power by that other party.

(e) This clause may not itself be waived except by writing.

11.6 Variation

A variation of any term of this agreement must be in writing and signed by or on behalf of all of the parties.

11.7 Cumulative rights

The parties' Powers under this agreement are cumulative and do not exclude any other right, power, authority, discretion or remedy of the parties.

11.8 No merger

The rights and obligations of the parties will not merge on completion of any transaction under this agreement. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any transaction.

11.9 Further assurances

Each party must do all things and execute all further documents necessary to give full effect to this agreement.

11.10 Entire agreement

This agreement:

(a) supersedes all previous agreements in respect of its subject matter other than the Confidentiality Agreements; and

(b) together with the Confidentiality Agreements, embodies the entire agreement between the parties in respect of its subject matter.

11.11 Counterparts

This agreement may be executed in any number of counterparts which together constitute one instrument. A party may execute this agreement by signing any counterpart.

11.12 Attorneys

Each of the attorneys executing this agreement states that the attorney has no notice of the revocation of the power of attorney appointing that attorney.

11.13 Announcements

LLC and GPT agree to consult each other on the form of any future announcements in relation to the Merger, with a view to reaching agreement where reasonable in the timeframe.

Executed as a Deed:

[Execution clauses]

Schedule 1 – Glossary

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited ACN 008 624 691.

Board means:

(a) in relation to LLC – the LLC Board; and

(b) in relation to GPT Management – the GPT Board.

Business Day means a day, other than a Saturday, Sunday or public holiday, on which banks are open for business in Sydney.

Buy-Back Booklet means the booklet for the Off-Market Buy-Back referred to in section 1.1(c) of schedule 3.

Buy-Back Date means the Trading Cessation Date or such other date as the parties agree.

Buy-Back Record Date means a date determined by LLC not less than 16 Business Days before the Buy-Back Date.

Capital Amount means $12,750,000 divided by the number of Unconsolidated Units on issue as at 5.00pm on the Dividend Record Date.

Cash-Out Facility means the facility set out in section 5.2 of schedule 3 providing for cancellation of Units.

Cash-Out Unitholder means a Unitholder who validly completes, executes and returns to GPT Management an Election Form electing to participate in the Cash-Out Facility. For the avoidance of doubt, no LLC Group Member may elect to participate in the Cash-Out Facility in respect of any Units owned by that entity unless such Units are held for third party investors.

CHESS means the clearing house electronic sub-register system of shares transfers operated by the ASX Settlement and Transfer Corporation Limited.

Claim, in relation to a person, means any claim, demand, action, legal proceeding or judgement brought, made, or given against the person.

Condition means a condition precedent set out in clause 3.1 or 3.2.

Confidentiality Agreements means:

(a) the Confidentiality undertaking – Provision of Lend Lease Group information letter between LLC and GPT dated 24 June 2004; and

(b) the Confidentiality undertaking – Provision of GPT Group information letter between GPT and LLC entered into on or about 13 August 2004.

Consolidated Unit means a Unit after consolidation under section 5.5 of schedule 3.

Control has the same meaning as in section 50AA of the Corporations Act.

Corporations Act means the *Corporations Act* 2001 (Cth).

Court means a court of competent jurisdiction for the purposes of section 2.1 of schedule 3.

Court Approval Time means 8:00am on the Second Court Date.

Cut-Off Date means 31 January 2005.

Dividend Record Date means the record date for payment of the dividends referred to in section 4.1(a) of schedule 3, being a date before the Buy-Back Date.

Duty means any stamp, transaction or registration duty or similar charge imposed by any Government Agency and includes any interest, fine, penalty, charge or other amount imposed in respect of the duty or charge.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the LLC Scheme.

Effective Date means the date on which the LLC Scheme becomes Effective.

Election Form means the 'Election Form' in relation to:

(a) participation by Unitholders in the Cash-Out Facility; and

(b) participation by Shareholders and Unitholders in the Sale Facility,

to be sent to Shareholders and Unitholders together with the Explanatory Memoranda.

Eligible Jurisdictions means Australia (and its external territories), any jurisdictions that the Explanatory Memoranda refer to as being eligible jurisdictions and any other jurisdictions that the parties may agree from time-to-time.

Entity has the same meaning as in section 64A of the Corporations Act.

Expert means a person of appropriate reputation, standing and relevant experience agreed by the parties or, failing agreement within 3 Business Days of the dispute arising, a person nominated at the request of either party by the President of the Australian Institute of Chartered Accountants of New South Wales.

Explanatory Memoranda means the LLC Explanatory Memorandum and the GPT Explanatory Memorandum.

FATA means the *Foreign Acquisitions and Takeovers Act* 1975 (Cth).

Government Agency means:

(a) any government or any governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity; or

(b) any professional body or self-regulatory organisation that performs statutory functions, including the ASX.

GPT means the General Property Trust constituted by the GPT Constitution.

GPT Arrangements means the transactions between GPT Management and the GPT Participants set out in section 5 of schedule 3.

GPT Board means the board of directors of GPT Management.

GPT Commercial Due Diligence means the due diligence process conducted by GPT Management into the LLC Group prior to signing of this agreement, which commenced on 4 June 2004.

GPT Constitution means the General Property Trust constitution.

GPT Constitution Modifications means the modifications of the GPT Constitution that the parties acting in good faith reasonably agree are necessary or desirable to implement and give effect to the Merger and other Transaction Steps.

GPT Deed Poll means a deed poll in favour of Shareholders in the form that the parties acting in good faith reasonably agree is necessary or desirable to implement the LLC Scheme.

GPT Explanatory Memorandum means the notice of meeting and explanatory statement in relation to the GPT Arrangements and other Transaction Steps to be sent to Unitholders.

GPT Group means GPT and its Controlled Entities and GPT Management.

GPT Group Member means a member of the GPT Group.

GPT Independent Directors means Peter Joseph, Malcolm Latham, Ken Moss and Elizabeth Nosworthy.

GPT Information means information about the GPT Group and Units that GPT gives LLC for inclusion in the LLC Explanatory Memorandum.

GPT Meeting means the meeting of Unitholders to be convened to consider the GPT Resolutions pursuant to the GPT Constitution.

GPT Participants means a person who is a Unitholder as at the Record Time other than an LLC Group Member in respect of any Units owned by that entity unless such Units are held for third party investors.

GPT Party means:

(a) a GPT Group Member;

(b) any director, officer or adviser of a GPT Group Member; and

(c) any employee of a GPT Group Member or Lend Lease Management Services Limited employed in relation to the GPT Group's business.

GPT Permitted Matter means an event, occurrence or matter:

(a) required to be done or procured by GPT Management under this agreement;

(b) arising as a result of general economic, regulatory or political conditions or changes in those conditions (including financial market fluctuations, changes in interest rates and changes in tax, securities or other applicable laws);

(c) relating to changes in business conditions affecting generally the industries in which GPT Group Members operate as at the date of this agreement; or

(d) of which LLC was aware before the date of this agreement, or ought reasonably to have been aware before the date of this agreement from publicly available information.

GPT Prescribed Occurrence means the occurrence of any of the following:

(a) GPT Management converting all or any GPT units into a larger or smaller number of units;

(b) a GPT Group Member resolving to reduce its capital in any way or reclassifying, combining, splitting, redeeming, repurchasing or cancelling directly or indirectly any of its units or shares;

(c) a GPT Group Member:

(1) entering into a buy-back agreement; or

(2) resolving to approve the terms of a buy-back agreement;

(d) GPT Management declaring, paying or distributing any part of the profits, capital or assets of GPT other than the distributions totalling not more than 5.5 cents per Unit relating to profits for the three months ended 30 June 2004;

(e) a GPT Group Member issuing or granting, or agreeing to issue or grant, any Securities to an entity that is not a GPT Group Member;

(f) GPT modifying or replacing its constitution;

(g) a GPT Group Member disposing, or agreeing to dispose, of the whole, or a substantial part, of the GPT Group's business or assets or the LLC Group's business or assets;

(h) a GPT Group Member:

(1) acquiring or disposing of;

(2) agreeing to acquire or dispose of; or

(3) offering, proposing, announcing a bid or tendering for,

any Securities, business, assets, interests in a joint venture, entity or undertaking, the value of which exceeds $100 million, other than in GPT's Ordinary Course of Business;

(i) a GPT Group Member creating, or agreeing to create, any Security Interest over the whole, or a substantial part, of the GPT Group's business or assets, other than Security Interests that secure hedging transactions or similar financial instruments entered into in accordance with GPT's existing treasury policies;

(j) a GPT Group Member entering into an agreement or giving a commitment requiring total payments over $100 million, other than:

(1) agreements or commitments entered into in GPT's Ordinary Course of Business; or

(2) under any hedging transactions or similar financial instruments entered into in accordance with GPT's existing treasury policies;

(k) an Insolvency Event occurring in relation to a GPT Group Member the assets of which exceed $5 million; or

(l) a GPT Group Member changing any significant accounting policy applied by it to report its financial position (other than changes required to implement International Financial Reporting Standards).

However, any acts or omissions by any GPT Group Member:

(m) under the LLC Scheme, GPT Arrangements or other Transaction Steps; or

(n) with LLC's prior written approval,

are not GPT Prescribed Occurrences.

GPT Register means GPT's register of unitholders.

GPT Regulatory Approvals means all Regulatory Approvals that GPT Management requires to complete the GPT Arrangements and enable the other Transaction Steps to occur.

GPT Resolutions means all resolutions required by the law, Listing Rules, Takeovers Panel guidance notes and the GPT Constitution to authorise GPT Management to complete the GPT Arrangements and the other Transaction Steps for which it is responsible.

GPT Split Trust means the GPT Split Trust constituted under the trust deed executed by GPT Management (then known as Lend Lease Management Limited) and Burns Philp Trustee Company Limited dated 4 October 1984.

GPT Tax Rulings means the following Tax Rulings in relation to the Merger:

(a) class ruling for the benefit of retail GPT Participants who hold Units on capital account;

(b) class ruling for the benefit of retail Selling Unitholders who hold Units on capital account;

(c) if required – private ruling for GPT to confirm that Division 6B of the *Income Tax Assessment Act* 1936 (which taxes certain trusts as companies) will not apply; and

(d) if required – a ruling from the Victorian State Revenue Office to confirm that no 'land rich' duty is payable under Chapter 3 of the *Duties Act* 2000 (Vic).

GPT Warranty means a representation and warranty in part B of schedule 2.

Group means:

(a) in relation to LLC – the LLC Group; and

(b) in relation to GPT – the GPT Group.

Group Member means:

(a) in relation to LLC – an LLC Group Member; and

(b) in relation to GPT – a GPT Group Member.

GST means the goods and services tax imposed under the GST Law.

GST Law has the same meaning as in section 195–1 of the *A New Tax System (Goods and Services Tax) Act* 1999 (Cth).

Implementation Date means the 4th Business Day following the Record Date.

Ineligible Foreign Shareholder means a Shareholder who is a citizen or resident of a jurisdiction other than an Eligible Jurisdiction, or whose address in the LLC Register is a place outside the Eligible Jurisdictions, unless GPT Management is satisfied before the Effective Date that GPT Management may lawfully issue Units to the Shareholder either unconditionally or after compliance with such conditions as GPT Management in its absolute discretion regards as acceptable and not unduly onerous.

Ineligible Foreign Unitholder means a Unitholder who is a citizen or resident of a jurisdiction other than an Eligible Jurisdiction, or whose address in the GPT Register is a place outside the Eligible Jurisdictions unless LLC is satisfied before the Effective Date that LLC may lawfully issue Shares to the Unitholder either unconditionally or after compliance with such conditions as LLC in its absolute discretion regards as acceptable and not unduly onerous.

Insolvency Event means in relation to an Entity:

(a) **insolvency official**: the appointment of a liquidator, provisional liquidator, administrator, receiver, receiver and manager or other insolvency official (whether under an Australian law or a foreign law) to the person or trust or to the whole or a substantial part of the property or assets of the Entity;

(b) **arrangements**: the entry by the Entity into a compromise or arrangement with its creditors or, if it is a trustee, the creditors of its trust, generally;

(c) **winding up**:

(1) the calling of a meeting to consider a resolution to wind up the Entity, other than where the resolution is frivolous or cannot reasonably be considered to be likely to lead to the actual winding up of the Entity; or

(2) the making of an application or order for the winding up or dissolution of the Entity, other than where the application or order (as the case may be) is set aside within 14 days;

(d) **suspends payment**: the Entity suspends or threatens to suspend payment of its debts or, if it is a trustee, the debts of its trust, generally;

(e) **ceasing business**: the Entity ceases or threatens to cease to carry on business or, if it is a trustee, the business of the trust; or

(f) **insolvency**: the Entity is or becomes unable to pay its debts or, if it is a trustee, the debts of its trust, when they fall due within the meaning of the Corporations Act or is (or if it is a trustee, its trust is) otherwise presumed to be insolvent under the Corporations Act.

Lend Lease Group means LLC and GPT and their respective Controlled Entities after completion of the Merger.

Listing Rules means the 'ASX Listing Rules' issued by the ASX.

LLC Board means the board of directors of LLC.

LLC Commercial Due Diligence means the due diligence process conducted by LLC into the GPT Group to confirm that GPT's value is not materially less than the value that could reasonably be ascribed to the GPT Group based on information publicly available as at 6 August 2004.

LLC Constitution means the constitution of LLC.

LLC Deed Poll means a deed poll in favour of the Unitholders in the form that the parties acting in good faith reasonably agree is necessary or desirable to implement the GPT Arrangements.

LLC Explanatory Memorandum means the notices of meeting and explanatory statement in relation to the LLC General Meeting, LLC Scheme and other Transaction Steps to be approved by the Court and sent to Shareholders.

LLC General Meeting means a general meeting of the members of LLC, to be convened and held on the same day and immediately after the LLC Meeting, to consider and, if thought fit, approve the special resolution to replace the LLC Constitution with the New LLC Constitution.

LLC Group means LLC and its Controlled Entities, excluding the GPT Group Members.

LLC Group Member means a member of the LLC Group.

LLC Information means information about the LLC Group and Shares that LLC gives GPT Management for inclusion in the GPT Explanatory Memorandum.

LLC Meeting means the meeting of Shareholders to be convened pursuant to a Court direction in relation to the LLC Scheme under section 411(1) of the Corporations Act.

LLC Participant means a person who is a Shareholder as at the Record Time.

LLC Party means:

(a) an LLC Group Member; and

(b) any director, officer, employee or adviser of an LLC Group Member.

LLC Permitted Matter means an event, occurrence or matter:

(a) required to be done or procured by LLC under this agreement;

(b) arising as a result of general economic, regulatory or political conditions or changes in those conditions (including financial market fluctuations, changes in interest rates and changes in tax, securities or other applicable laws);

(c) relating to changes in business conditions affecting generally the industries in which LLC Group Members operate as at the date of this agreement; or

(d) of which GPT Management was aware before the date of this agreement, or ought reasonably to have been aware before the date of this agreement from publicly available information or from information made available in the GPT Commercial Due Diligence before the date of this agreement and which information was materially accurate at the time it was made available.

LLC Prescribed Occurrence means the occurrence of any of the following:

(a) LLC converting all or any of its shares into a larger or smaller number of shares;

(b) an LLC Group Member resolving to reduce its capital in any way or reclassifying, combining, splitting, redeeming, repurchasing or cancelling directly or indirectly any of its units or shares;

(c) an LLC Group Member:

(1) entering into a buy-back agreement; or

(2) resolving to approve the terms of a buy-back agreement;

(d) LLC declaring, paying or distributing any part of its profits, capital or assets other than dividends totalling not more than 26 cents per Share relating to profits for the year ended 30 June 2004;

(e) an LLC Group Member issuing or granting, or agreeing to issue or grant, any Securities to an entity that is not an LLC Group Member;

(f) LLC modifying or replacing its constitution;

(g) an LLC Group Member disposing, or agreeing to dispose, of the whole, or a substantial part, of the LLC Group's business or assets or the GPT Group's business or assets;

(h) an LLC Group Member:

(1) acquiring or disposing of;

(2) agreeing to acquire or dispose of; or

(3) offering, proposing, announcing a bid or tendering for,

any Securities, business, assets, interests in a joint venture, entity or undertaking, the value of which exceeds $100 million, other than in LLC's Ordinary Course of Business;

(i) an LLC Group Member creating, or agreeing to create, any Security Interest over the whole, or a substantial part, of the LLC Group's business or assets, excluding:

(1) Security Interests that secure financing that the LLC Group requires in connection with the Merger;

(2) Security Interests that secure financing for, or delivery of, a particular development or construction project, and under which recourse is limited to the assets of the project being financed; and

(3) Security Interests that secure hedging transactions or similar financial instruments entered into in accordance with LLC's existing treasury policies;

(j) an LLC Group Member entering into an agreement or giving a commitment requiring total payments over $100 million other than:

(1) agreements or commitments entered into in LLC's Ordinary Course of Business; or

(2) under any hedging transactions or similar financial instruments entered into in accordance with LLC's existing treasury policies;

(k) an Insolvency Event occurring in relation to an LLC Group Member the assets of which exceed $5 million; or

(l) an LLC Group Member changing any significant accounting policy applied by it to report its financial position (other than changes required to implement International Financial Reporting Standards).

However, any acts or omissions by any LLC Group Member:

(m) under the On-Market Buy-Back other than in breach of clause 4.13;

(n) under the LLC Scheme, GPT Arrangements, the Off-Market Buy-Back or the other Transaction Steps; or

(o) with GPT Management's prior written approval,

are not LLC Prescribed Occurrences.

LLC Register means LLC's register of members.

LLC Regulatory Approvals means all Regulatory Approvals that LLC requires to complete the LLC Scheme and enable the other Transaction Steps to occur.

LLC Resolutions means all resolutions required by the law, Listing Rules and the LLC Constitution to approve the LLC Scheme and LLC's completion of the other Transaction Steps for which it is responsible.

LLC Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act between LLC and the LLC Participants set out in section 4 of schedule 3, subject to any alterations or conditions made under section 411(6) of the Corporations Act.

LLC Tax Rulings means the following Tax Rulings in relation to the Merger:

(a) class ruling for the benefit of retail LLC Participants who hold Shares on capital account;

(b) class ruling for the benefit of retail Selling Shareholders who hold Shares on capital account; and

(c) class ruling for the benefit of Shareholders who participate in the Off-Market Buy-Back.

LLC Warranty means a representation and warranty in part A of schedule 2.

Merger means the stapling of Shares and Units to one another and the implementation of the other Transaction Steps.

New LLC Constitution means the proposed new constitution for LLC in the form that the parties acting in good faith reasonably agree are necessary or desirable to implement and give effect to the Merger and other Transaction Steps.

Off-Market Buy-Back means an off-market buy-back conducted by LLC in the most financially efficient means practicable, as referred to in section 3 of schedule 3 of such number of Shares that the total amount paid by LLC for all Shares bought back under this buy-back is less than or equal to $388 million and conducted on the basis that the Shares bought-back will participate in:

(a) the Pre-Implementation Dividend Amount; and

(b) the fully franked dividend totalling $95,000,000 pursuant to section 4.1(a)(1) of schedule 3.

On-Market Buy-Back means the on-market buy-back of Shares that LLC suspended on 6 August 2004.

Ordinary Course of Business means, in relation to a party, operations conducted by that party or its Group Members which are in the ordinary course of their business having regard to the nature of the business conducted by the party and its Group Members.

Original Merger Terms means the terms of LLC's merger proposal as announced on 24 May 2004.

Power means any right, power, authority, discretion or remedy that this agreement or any applicable law confers.

Pre-Implementation Dividend Amount means $0.324 (unfranked) per Share being an amount equal to 100% of the estimated net profit of the LLC Group after taxation and before all merger costs and charges, and goodwill amortisation, for the period from (and including) 1 July 2004 to (and including) 30 November 2004 divided by the number of Shares on issue as at the Dividend Record Date.

Pre-Implementation Distribution Amount means $0.041 per Unconsolidated Unit, being an amount equal to: (a) a two-twelfths pro rata amount of 100% of the estimated net profit of the GPT Group after taxation and before merger costs for the period from (and including) 1 July 2004 to (and including) 30 June 2005; plus (b) $3,486,000 being an amount equivalent to the GPT performance fee for the half year ended 30 June 2004, divided by the number of Unconsolidated Units on issue as at the Dividend Record Date.

Prescribed Occurrence means

(a) in relation to LLC – an LLC Prescribed Occurrence; and

(b) in relation to GPT – a GPT Prescribed Occurrence.

Record Date means the 5th Business Day following the Trading Cessation Date.

Record Time means 5.00pm on the Record Date.

Regulatory Approvals means the approvals referred to in clauses 3.1(a) to (c).

Sale Bank means the sale bank (or banks) agreed by the parties.

Sale Facility means the facility described in section 9 of schedule 3 provided under the Sale Facility Agreement for sale of Shares and Units, or for exchange of Shares and Units for Stapled Securities.

Sale Facility Agreement means a 'Securities Sale Facility Agreement' between LLC, GPT Management, the Sale Bank and ASX Perpetual Limited providing for the conduct of the Sale Facility.

Second Court Date means the first hearing day for an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the LLC Scheme.

Securities has the same meaning as in section 92(3)(a) to (e) of the Corporations Act.

Security Interest means an interest or power:

(a) reserved, in or over any interest in any asset, including any retention of title; or

(b) created or otherwise arising, in or over any interest in any asset, whether under a bill of sale, mortgage, charge, lien, pledge, trust or power or otherwise,

by way of security for the payment of a debt or any other monetary obligation, or the performance of any other obligation, and includes any agreement to grant or create any of the above, but excludes any statutory security interest that secures liability to pay Tax.

Selling Shareholder means a Shareholder who validly completes, executes and returns to LLC an Election Form electing to participate in the Sale Facility.

Selling Unitholder means a Unitholder who validly completes, executes and returns to GPT Management an Election Form electing to participate in the Sale Facility.

Share means a fully paid ordinary share in LLC.

Share Entitlement, in relation to a GPT Participant, means the number of Shares that the GPT Participant is entitled to subscribe for under the GPT Arrangements at a subscription price of $0.0001 a Share, being a number of Shares equal to the number of Consolidated Units that the GPT Participant holds immediately after the Record Time (at which time Units will have been consolidated under section 5.5 of schedule 3).

Shareholder means each person who is registered in the LLC Register as the holder of Shares from time to time.

Stapled means the linking together of a Share and a Consolidated Unit:

(a) so that one cannot be transferred or otherwise dealt with without the other; and

(b) which are jointly quoted by the ASX as a 'stapled security'.

Stapled Securities means the stapled securities comprising one Share Stapled to one Consolidated Unit.

Stapling Deed means the 'Stapling Deed' between LLC and GPT Management in the form that the parties acting in good faith reasonably agree is necessary or desirable to implement the Merger.

Tax means any tax, levy, charge, impost, duty (including Duty), fee, deduction, charge, compulsory loan or withholding which is assessed, levied, imposed or collected by any Government Agency (except if imposed on, or calculated having regard to, the overall net income of a party) and includes any interest, fine, penalty, charge, fee or other amount imposed on or in respect of any of the above.

Tax Rulings means the LLC Tax Rulings and the GPT Tax Rulings.

Timetable means the timetable set out in schedule 4.

Trading Cessation Date means the date (on or after the Effective Date) which is announced to the ASX to be the last day of trading in Shares and Units as separate securities.

Transaction Steps means the steps set out in schedule 3 and includes the LLC Scheme, GPT Arrangements, the Off-Market Buy-Back and the Sale Facility.

Unconsolidated Unit means a Unit before consolidation under section 5.5 of schedule 3.

Unit means a fully paid ordinary unit in GPT (other than Unstapled Units) and includes Unconsolidated Units and Consolidated Units.

Unit Entitlement, in relation to an LLC Participant, means the number of Consolidated Units that the LLC Participant is entitled to subscribe for under the LLC Scheme at a subscription price of $0.0001 a Consolidated Unit, being a number of Consolidated Units equal to the number of Shares that the LLC Participant holds at the Record Time.

Unitholder means each person who is registered in the GPT Register as the holder of Units from time to time.

Unstapled Unit means a Unit that is not Stapled to a Share under the GPT Constitution (as modified by the GPT Constitution Modifications).

Interpretation

In this agreement, headings and boldings are for convenience only and do not affect the interpretation of this agreement and, unless the context requires otherwise:

(a) words importing the singular include the plural and vice versa;

(b) words importing a gender include any gender;

(c) other parts of speech and grammatical forms of a word or phrase defined in this agreement have a corresponding meaning;

(d) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency;

(e) a reference to any thing (including any right) includes a part of that thing, but nothing in this paragraph implies that performance of part of an obligation constitutes performance of the obligation;

(f) a reference to a clause, party, annexure, exhibit or schedule is a reference to a clause of, and a party, annexure, exhibit and schedule to, this agreement and a reference to this agreement includes any annexure, exhibit and schedule;

(g) a reference to a statute, regulation, proclamation, ordinance or by law includes all statutes, regulations, proclamations, ordinances or by laws amending, consolidating or replacing it, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(h) a reference to an agreement other than this agreement includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing;

(i) a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;

(j) a reference to a document includes any agreement in writing, or any certificate, notice, instrument or other document of any kind;

(k) a reference to a party to a document includes that party's successors and permitted assigns;

(l) a reference to an asset includes all property of any nature, including a business, and all rights, revenues and benefits;

(m) a reference to dollars and $ is a reference to the lawful currency of the Commonwealth of Australia;

(n) a reference to any time is a reference to that time in Sydney; and

(o) a reference to a body (including an institute, association or authority), other than a party, whether statutory or not:

(1) that ceases to exist; or

(2) whose powers or functions are transferred to another body,

is a reference to the body that replaces it or substantially succeeds to those of its powers or functions that relate to the subject matter of this agreement;

(p) a reference to anything that any party must do, or not do, includes:

(1) its acts, defaults and omissions, whether direct or indirect, and whether on its own account, or for or through any other person; and

(2) acts, defaults and omissions that it permits or suffers to be done, or not done, by any other person;

(q) a reference to anything done or not done by a trust includes a reference to things done or not done by the trustee of the trust in the trustee's capacity as trustee of the trust; and

(r) no provision of this agreement will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this agreement or that provision.

Use of 'include' and 'in particular'

Use of the expressions 'include' and 'in particular' does not limit the generality of the preceding words, or exclude anything not expressly included or particularised, unless this agreement expressly provides otherwise.

Schedule 2 – Representations and Warranties

Part A – LLC Warranties

1 Corporate power and authority

(a) **bodies corporate**: LLC is duly incorporated and validly existing under the Corporations Act.

(b) **power and authority**: LLC has full power and authority to enter into, perform its obligations and exercise its rights under this agreement and to carry out the transactions this agreement contemplates.

(c) **authorisations**: LLC has taken all necessary action to authorise it to enter into and perform its obligations under this agreement and to carry out the transactions this agreement contemplates.

(d) **valid obligations**: Subject to laws generally affecting creditors' rights and the principles of equity, each of LLC's obligations under this agreement is valid and binding and is enforceable against LLC in accordance with the terms of this agreement.

(e) **no breach**: This agreement and the transactions this agreement contemplates that involve any LLC Group Member do not breach or contravene any law, document or obligation that binds that member or to which any of its assets are subject.

2 Information

(a) **LLC Information**: All LLC Information given to GPT Management for inclusion in the GPT Explanatory Memorandum:

(1) has been given in good faith and on the understanding that each of the GPT Parties is relying on that information to prepare the GPT Explanatory Memorandum and propose and implement the GPT Arrangements;

(2) will be true and correct in all material respects as at the date the GPT Explanatory Memorandum is sent to Unitholders;

(3) is not misleading or deceptive, or likely to mislead or deceive, (whether by omission or otherwise) as at the date the GPT Explanatory Memorandum is sent to Unitholders; and

(4) does not contravene any applicable laws or ASIC policy applicable to a prospectus for the issue of Shares lodged with ASIC under Chapter 6D of the Corporations Act.

(b) **Opinions and belief**: Any statement of opinion or belief contained in the LLC Information is honestly held and there are reasonable grounds for holding the opinion or belief.

(c) **Commercial due diligence**: All information about the LLC Group in the data room provided by LLC to GPT Management as part of the GPT Commercial Due Diligence is to the best knowledge and belief (obtained in the course of performing their responsibilities in respect of LLC) of Greg Clarke, Joanne Curin, Philip Crewes, Ross Taylor, Adrian Chamberlain, Ron Oakley, Steven Bird, Robert Fisher, Jay Skibinski, John Spanswick, Michael Larkin, Peter Koziol, Robert Johnston and Peter Marchetto true and correct in all material respects as at 27 July 2004.

3 Securities

(a) **issued Securities**: LLC's issued Securities as at the date of this agreement are 398,675,475 Shares.

(b) **no other Securities**: LLC has not issued, or agreed to issue, any other Securities or other financial products which are still outstanding and may convert into LLC Securities.

Part B – GPT Warranties

1 Corporate power and authority

(a) **bodies corporate**: GPT Management is duly incorporated and validly existing under the Corporations Act.

(b) **power and authority**: GPT Management has full power and authority to enter into, perform its obligations and exercise its rights under this agreement and to carry out the transactions this agreement contemplates.

(c) **authorisations**: GPT Management has taken all necessary action to authorise it to enter into and perform its obligations under this agreement and to carry out the transactions this agreement contemplates.

(d) **valid obligations**: Subject to laws generally affecting creditors' rights and the principles of equity, each of GPT Management's obligations under this agreement is valid and binding and is enforceable against GPT Management in accordance with the terms of this agreement.

(e) **no breach**: This agreement and the transactions this agreement contemplates that involve any GPT Group Member do not breach or contravene any law, document or obligation that binds that member or to which any of its assets are subject.

2 Information

(a) All GPT Information given to LLC for inclusion in the LLC Explanatory Memorandum:

(1) has been given in good faith and on the understanding that each of the LLC Parties is relying on that information to prepare the LLC Explanatory Memorandum and propose and implement the LLC Scheme;

(2) will be true and correct in all material respects as at the date the LLC Explanatory Memorandum is sent to Shareholders;

(3) is not misleading or deceptive, or likely to mislead or deceive, (whether by omission or otherwise) as at the date the LLC Explanatory Memorandum is sent to Shareholders; and

(4) does not contravene any applicable laws or ASIC policy applicable to a product disclosure statement for the issue of Units lodged with ASIC under Part 7.9 of the Corporations Act.

(b) **Opinions and belief**: Any statement of opinion or belief contained in the GPT Information is honestly held and there are reasonable grounds for holding the opinion or belief.

(c) **Commercial due diligence**: All information contained in the data room provided by GPT Management to LLC as part of the LLC Commercial Due Diligence is to the best knowledge and belief (obtained in the course of performing their responsibilities in respect of GPT) of Nic Lyons, Kieran Pryke, James Coyne and Michael O'Brien, true and correct in all material respects as at the date of this agreement.

3 Securities

(a) **Issued Securities**: GPT's issued Securities as at the date of this agreement are 2,016,716,610 Units.

(b) **No other Securities**: GPT has not issued, or agreed to issue, any other Securities or other financial products which are still outstanding and may convert into GPT Securities.

Schedule 3 – Transaction Steps

1 Preparation

1.1 LLC preparation

LLC must:

(a) execute the LLC Deed Poll, Stapling Deed and Sale Facility Agreement, and execute, or ensure that LLC Group Members execute, all documents that are necessary or desirable for them to execute to implement the Merger;

(b) prepare the LLC Explanatory Memorandum in accordance with clause 4.6;

(c) prepare a buy-back booklet (incorporating a buy-back offer and application form) for the Off-Market Buy-Back;

(d) apply for the LLC Regulatory Approvals and LLC Tax Rulings;

(e) lodge a draft LLC Explanatory Memorandum with ASIC in accordance with section 411(2) of the Corporations Act;

(f) apply for a statement in writing by ASIC stating that ASIC has no objection to the LLC Scheme under section 411(17)(b) of the Corporations Act; and

(g) obtain confirmation from the ASX that it does not object to the draft New LLC Constitution or the draft LLC Explanatory Memorandum under Listing Rule 15.1.

1.2 GPT Management preparation

GPT Management must:

(a) execute the GPT Deed Poll, Stapling Deed and Sale Facility Agreement, and execute, or ensure that GPT Group Members (or their responsible entities) execute, all documents that are necessary or desirable for them to execute to implement the Merger;

(b) prepare the GPT Explanatory Memorandum in accordance with clause 4.7;

(c) apply for the GPT Regulatory Approvals and GPT Tax Rulings; and

(d) obtain confirmation from the ASX that it does not object to the draft GPT Constitution Modifications or the draft GPT Explanatory Memorandum under Listing Rule 15.1.

2 Approval

Once the Transaction Steps in section 1 of this schedule are completed, the parties must perform the Transaction Steps in this section 2.

2.1 First court hearing

(a) LLC must apply to the Court for orders directing LLC to convene the LLC Meeting.

(b) On the date on which LLC applies to the Court for orders directing LLC to convene the LLC Meeting, GPT Management must apply to the Court for judicial advice confirming that:

(1) GPT Management would be justified in convening a meeting of Unitholders for the purpose of considering the GPT Resolutions; and

(2) subject to Unitholders passing the GPT Resolutions, GPT Management would be justified in proceeding on the basis that amending the GPT Constitution, in the manner contemplated by the GPT Constitution Modifications, would be within the powers of alteration conferred by the GPT Constitution and section 601GC of the Corporations Act.

2.2 Lodgement and issue of Explanatory Memoranda

(a) LLC must:

(1) lodge and register the LLC Explanatory Memorandum with ASIC;

(2) lodge the Buy-Back Booklet with ASIC;

(3) lodge the LLC Explanatory Memorandum and Buy-Back Booklet with the ASX; and

(4) print and send the LLC Explanatory Memorandum, Buy-Back Booklet, an Election Form and a proxy form to Shareholders in accordance with the LLC Constitution.

In lodging the LLC Explanatory Memorandum, LLC also lodges it as a product disclosure statement as agent for GPT Management.

(b) GPT Management must:

(1) lodge the GPT Explanatory Memorandum with ASIC and the ASX; and

(2) print and send the GPT Explanatory Memorandum, an Election Form and a proxy form to Unitholders in accordance with the GPT Constitution.

In lodging the GPT Explanatory Memorandum, GPT Management also lodges it as a prospectus as agent for LLC.

2.3 Meetings

(a) LLC must hold the LLC Meeting in accordance with the LLC Constitution and as directed by the Court and the LLC General Meeting in accordance with the LLC Constitution and, subject to clause 4.5, use best endeavours to obtain approval of the LLC Resolutions by the requisite majorities.

(b) GPT Management must hold the GPT Meeting on the same date as the LLC Meeting (but one hour earlier) in accordance with the GPT Constitution and, subject to clause 4.5, use best endeavours to obtain approval of the GPT Resolutions by the requisite majorities.

2.4 Second court hearing

(a) If the LLC Resolutions and GPT Resolutions are passed by the requisite majorities, LLC must apply to the Court for the approval of the LLC Scheme under section 411(4)(b) of the Corporations Act.

(b) If the Court does not give judicial advice confirming the matters in section 2.1(b)(2) at the first court hearing, on the date on which LLC applies to the Court for the approval of the LLC Scheme, GPT Management must apply to the Court for judicial advice confirming that GPT Management would be justified in proceeding on the basis that amending the GPT Constitution, in the manner contemplated by the GPT Constitution Modifications, would be within the powers of alteration conferred by the GPT Constitution and section 601GC of the Corporations Act.

(c) GPT Management must ensure that it is represented by counsel at this Court hearing and, if requested by the Court, undertake through its counsel to do all things and take all steps within its power as may be necessary in order to fulfil its obligations under this agreement and the LLC Scheme.

2.5 Lodgement

If the LLC Resolutions and GPT Resolutions are passed by the requisite majorities and the requisite court approvals obtained:

(a) LLC must lodge:

(1) a copy of the New LLC Constitution with ASIC under section 136(2) of the Corporations Act;

(2) an office copy of the Court orders referred to in section 2.4 of this schedule with ASIC under section 411(10) of the Corporations Act; and.

(3) other notices and forms required by law or the Listing Rules to be lodged with ASIC or the ASX in relation to the LLC Resolutions; and

(b) GPT Management must lodge:

(1) a copy of the GPT Constitution Modifications with ASIC under section 601GC(2) of the Corporations Act and a consolidated copy if requested by ASIC under section 601GC(3) of the Corporations Act; and

(2) all other notices and forms required by law or the Listing Rules to be lodged with ASIC or the ASX in relation to the GPT Resolutions.

3 Off-Market Buy-Back

3.1 Calculation of buy-back price and Shares bought back

Promptly after the Off-Market Buy-Back closes, and in any event before the Buy-Back Date, LLC must calculate the buy-back price for each Share and number of Shares bought back from each Shareholder who held Shares at the Buy-Back Record Date and who applied to participate in the Off-Market Buy-Back in accordance with the process set out in the Buy-Back Booklet.

3.2 Completion of Off-Market Buy-Back

(a) On the Buy-Back Date, LLC must register the transfer of all Shares bought back under the Off-Market Buy-Back and, immediately after registration, cancel the Shares in accordance with section 257H(3) of the Corporations Act.

(b) Within 10 Business Days of the Buy-Back Date, LLC must pay each Shareholder any of whose Shares have been bought back under the Off-Market Buy-Back an amount equal to the buy-back price for each Share bought back, in Australian currency either by cheque or by electronic funds transfer to an account nominated by the Shareholder.

(c) LLC must ensure that all Shares bought back under the Off-Market Buy-Back are cancelled before the Record Date.

4 LLC Scheme

4.1 Dividend

(a) On the Implementation Date, LLC must pay:

(1) a fully franked dividend to each Shareholder for each Share held at 5.00pm on the record date for payment of this dividend (**Dividend Record Date**) of an amount equal to $95,000,000 divided by the number of Shares on issue as at 5:00pm on the Dividend Record Date; and

(2) a dividend to each Shareholder of the Pre-Implementation Dividend Amount for each Share held at 5:00pm on the Dividend Record Date.

The Dividend Record Date will be before the Buy-Back Date.

(b) LLC must pay the dividends to each Shareholder entitled to a dividend under section 4.1(a) (**Entitled Shareholder**) in Australian currency either by cheque:

(1) in the case of joint Entitled Shareholders – to the address recorded in the LLC Register on the Dividend Record Date of the person whose name appears first in the LLC Register in respect of the joint Entitled Shareholders; or

(2) otherwise – to the Entitled Shareholder's address recorded in the LLC Register on the Dividend Record Date,

or by electronic funds transfer to an account nominated by the Entitled Shareholder.

(c) If the total amount of either dividend payable to a particular Entitled Shareholder under this section 4.1 includes a fraction of a cent, the amount payable is rounded up to the nearest whole cent. For the purposes of this calculation:

(1) where the same person has more than one holding of Shares, those holdings are aggregated; and

(2) where it considers that an Entitled Shareholder is not acting bona fide (including where a holding has been split in order to take advantage of this rounding), LLC may aggregate holdings held by associated Entitled Shareholders.

4.2 Transfer of Shares to Sale Bank

On the Record Date, with effect immediately before the Record Time LLC must procure that:

(a) the number of Shares that each Selling Shareholder has indicated in the Selling Shareholder's Election Form, and that the Selling Shareholder holds at that time, is transferred from the Selling Shareholder to the Sale Bank; and

(b) all Shares that each Ineligible Foreign Shareholder holds at that time is transferred from the Ineligible Foreign Shareholder to the Sale Bank.

These Shares will be transferred together with all rights attaching to them, and free of all Security Interests and third party rights.

4.3 Dividend and Unit subscription

(a) Not later than 2 Business Days before the Implementation Date, LLC must apply, on behalf of each LLC Participant, to GPT Management to subscribe for the relevant LLC Participant's Unit Entitlement at $0.0001 a Consolidated Unit.

(b) On the Implementation Date LLC must pay a fully franked dividend to each LLC Participant of $0.0001 for each Share held at the Record Time and apply the dividend on behalf of the LLC Participant to pay the total subscription price payable by the relevant LLC Participant for the LLC Participant's Unit Entitlement.

4.4 Consolidated Unit issue and Stapling

(a) Promptly on receiving payment under section 4.3(b) of this schedule, GPT Management must issue to each LLC Participant the LLC Participant's Unit Entitlement and enter in the GPT Register the name and address of the relevant LLC Participant as the holder of that Unit Entitlement. These Consolidated Units must:

(1) rank equally with all other Consolidated Units from the time of issue;

(2) be issued on the terms set out in the GPT Constitution as modified by the GPT Constitution Modifications; and

(3) be Stapled to the relevant LLC Participant's Shares on a one-for-one basis with effect immediately from issue.

(b) GPT Management may satisfy its obligation to issue Consolidated Units to each LLC Participant by despatching, or procuring the despatch of, a holding statement in relation to the LLC Participant's entitlement to Stapled Securities:

(1) in the case of joint Shareholders – to the address recorded in the LLC Register on the Record Date of the person whose name appears first in the LLC Register in respect of the joint Shareholders; or

(2) otherwise – to the LLC Participant's address recorded in the LLC Register on the Record Date.

4.5 Recognising dealings in Shares

For the purposes of the LLC Scheme, LLC must recognise only the following dealings in Shares:

(a) the transfers to the Sale Bank referred to in section 4.2 of this schedule;

(b) for dealings of the type effected using CHESS – dealings where the transferee is registered in the LLC Register as the holder of the relevant Shares by 9.00am on the Record Date; and

(c) for other types of dealings – dealings:

(1) that occurred before the close of business on the Trading Cessation Date; and

(2) in respect of which a registrable transmission application or transfer in registrable form is received on or before 9.00am on the Record Date at the place where the LLC Register is kept.

Otherwise, LLC must not register or recognise for any purpose any dealing in Shares (other than dealings in Shares as part of a Stapled Security).

4.6 LLC Register

LLC must:

(a) register any transmission applications or transfers received in accordance with section 4.5(c) of this schedule by the Record Time; and

(b) otherwise maintain the LLC Register in accordance with section 4.5 of this schedule until the Consolidated Units have been issued to the LLC Participants as contemplated by section 4.4 of this schedule.

The LLC Register in this form must be the sole basis for determining rights to Consolidated Units under the LLC Scheme.

5 GPT Arrangements

5.1 Distributions

(a) On the Implementation Date, GPT Management must:

(1) pay the Pre-Implementation Distribution Amount to each Unitholder for each Unconsolidated Unit held at 5.00pm on the Dividend Record Date; and

(2) make a capital distribution to Unitholders of the Capital Amount for each Unconsolidated Unit held at 5.00pm on the Dividend Record Date.

(b) GPT Management must pay the distributions to each Unitholder entitled to a distribution under section 5.1(a) (**Entitled Unitholder**) in Australian currency either by cheque:

(1) in the case of joint Entitled Unitholders – to the address recorded in the GPT Register on the Dividend Record Date of the person whose name appears first in the GPT Register in respect of the joint Entitled Unitholders; or

(2) otherwise – to the Entitled Unitholder's address recorded in the GPT Register on the Dividend Record Date,

or by electronic funds transfer to an account nominated by the Entitled Unitholders.

(c) If the total amount of either distribution payable to a particular Entitled Unitholder under this section 5.1 includes a fraction of a cent, the amount payable is rounded up to the nearest whole cent. For the purposes of this calculation:

(1) where the same person has more than one holding of Units, those holdings are aggregated; and

(2) where it considers that an Entitled Unitholder is not acting bona fide (including where a holding has been split in order to take advantage of this rounding), GPT Management may aggregate holdings held by associated Entitled Unitholders.

5.2 Cancellation

(a) On the Record Date, with effect at 11.00am GPT Management must cancel the number of Unconsolidated Units that each Cash-Out Unitholder has indicated in the Cash-Out Unitholder's Election Form and that the Cash-Out Unitholder holds at that time up to a maximum number of Unconsolidated Units equal to the lesser of:

(1) 30,000 (subject to section 5.2(c)); and

(2) the total number of Unconsolidated Units registered in the Unitholder's name on the Record Date.

(b) In consideration for the cancellation of Unconsolidated Units, GPT Management must distribute to the Cash-Out Unitholders $3.48 in capital for each Unconsolidated Unit cancelled.

(c) If, following receipt of Election Forms from Cash-Out Unitholders, the total amount that GPT Management would have to pay to all Cash-Out Unitholders to cancel their Unconsolidated Units at $3.48 per Unit in accordance with sections 5.2(a) and (b) exceeds $1,311,000,000, the 30,000 Unconsolidated Unit maximum referred to in section 5.2(a)(1) must be reduced to the extent necessary to ensure that the total amount GPT Management pays all Cash-Out Unitholders is less than or equal to $1,311,000,000.

(d) For the purposes of the calculation in section 5.2(a):

(1) where the same person has more than one holding of Unconsolidated Units, those holdings are aggregated; and

(2) where it considers that a Unitholder is not acting bona fide (including where a holding has been split in order to take advantage of the cancellation opportunity), GPT Management may aggregate holdings held by associated Unitholders.

(e) Subject to section 6.2(a) of this schedule, within 10 Business Days after the Implementation Date, GPT Management must pay the amount distributed to each Cash-Out Unitholder in Australian currency either by cheque:

(1) in the case of joint Unitholders – to the address recorded in the GPT Register on the Record Date of the person whose name appears first in the GPT Register in respect of the joint Unitholders; or

(2) otherwise – to the Unitholder's address recorded in the GPT Register on the Record Date,

or by electronic funds transfer to an account nominated by the Cash-Out Unitholder.

5.3 Capital distribution of surplus

(a) Within 10 Business Days of the Implementation Date, GPT Management must cause to be made a capital distribution to Unitholders for each Unconsolidated Unit held at 1.00pm on the Record Date of an amount calculated in accordance with the following formula:

$$D = \frac{\$1,311,000,000 - (\$3.48 \times NC)}{NU}$$

Where:

D is the relevant amount of the capital distribution for each Unconsolidated Unit

NC is the number of Unconsolidated Units cancelled under section 5.2.

NU is the number of Unconsolidated Units on issue at 1.00pm (after the cancellation of Unconsolidated Units under section 5.2 of this schedule) on the Record Date. For the sake of clarity, this number excludes any Units issued pursuant to section 6 of this schedule 3.

(b) Promptly on making the capital distribution, but subject to section 6.2(a) of this schedule, GPT Management must pay the amount distributed to each Unitholder in Australian currency either by cheque:

(1) in the case of joint Unitholders – to the address recorded in the GPT Register on the Record Date of the person whose name appears first in the GPT Register in respect of the joint Unitholders; or

(2) otherwise – to the Unitholder's address recorded in the GPT Register on the Record Date,

or by electronic funds transfer to an account nominated by the Unitholder.

(c) If the total amount of the distribution payable to a particular Unitholder under this section 5.3 includes a fraction of a cent, the amount payable is rounded up to the nearest whole cent. For the purposes of this calculation:

(1) where the same person has more than one holding of Units, those holdings are aggregated; and

(2) where it, in consultation with LLC, considers that a Unitholder is not acting bona fide (including where a holding has been split in order to take advantage of this rounding), GPT Management must aggregate holdings held by associated Unitholders.

5.4 Transfer of Units to Sale Bank

On the Record Date, with effect immediately before the Record Time GPT Management must (as agent for Unitholders) ensure that:

(a) the number of Unconsolidated Units that each Selling Unitholder has indicated for sale in the Selling Unitholder's Election Form, and that the Selling Unitholder holds at that time, is transferred from the Selling Unitholder to the Sale Bank; and

(b) all Unconsolidated Units that each Ineligible Foreign Unitholder holds at that time are transferred from the Ineligible Foreign Unitholder to the Sale Bank.

These Unconsolidated Units will be transferred together with all rights attaching to them, and free of all Security Interests and third party rights. LLC acknowledges that Units issued pursuant to section 6 of this schedule 3 will not participate in the transfer to the Sale Bank.

5.5 Consolidation

(a) Effective from the Record Time, GPT Management must consolidate all Unconsolidated Units held by each GPT Participant and LLC at the Record Time into a number of Consolidated Units calculated in accordance with the following formula:

$$CU = \frac{UU \times (\$3.48 - D)}{\$10.754}$$

Where:

CU is the number of Consolidated Units into which the GPT Participant's and LLC's Unconsolidated Units consolidate

UU is the number of Unconsolidated Units held by each GPT Participant and LLC at the Record Time. For the sake of clarity, this number excludes any Units issued pursuant to section 6 of this schedule 3.

D is the amount of the capital distribution per Unconsolidated Unit calculated under section 5.3

(b) If as a result of that consolidation, the number of Consolidated Units that a GPT Participant would hold is not a whole number, the number of Consolidated Units into which the GPT Participant's Unconsolidated Units consolidate is rounded up to the nearest whole number of Consolidated Units. For the purposes of this calculation:

(1) holdings of Unconsolidated Units transferred to the Sale Bank from a single Unitholder are aggregated, but holdings of Unconsolidated Units transferred to the Sale Bank from different Unitholders are treated as if they were separate holdings;

(2) where the same person has more than one holding of Unconsolidated Units, those holdings are aggregated; and

(3) where it, in consultation with LLC, considers that a Unitholder is not acting bona fide (including where a holding has been split in order to take advantage of this rounding), GPT Management must aggregate holdings held by associated Unitholders.

5.6 Distribution and Share subscription

(a) Not later than 2 Business Days before the Implementation Date, GPT Management must apply, on behalf of each GPT Participant, to LLC to subscribe for the relevant GPT Participant's Share Entitlement at $0.0001 a Share.

(b) On the Implementation Date, GPT Management must pay a distribution to each GPT Participant of $0.0001 for each Consolidated Unit held immediately after the Record Time and apply the distribution, on behalf of the GPT Participant, to pay the total subscription price payable by the relevant GPT Participant for the GPT Participant's Share Entitlement. For the sake of clarity, Units issued pursuant to section 6 of this schedule 3 will not participate in this distribution.

5.7 Share issue and Stapling

(a) Promptly on receiving payment under section 5.6(b) of this schedule, LLC must issue to each GPT Participant the GPT Participant's Share Entitlement and enter in the LLC Register the name and address of the relevant GPT Participant as the holder of that Share Entitlement. These Shares must:

(1) rank equally with all other Shares from the time of issue;

(2) be issued on the terms set out in the New LLC Constitution; and

(3) be Stapled to the relevant GPT Participant's Consolidated Units on a one-for-one basis with effect immediately from issue.

(b) LLC may satisfy its obligation to issue Shares to each GPT Participant by despatching, or procuring the despatch of, a holding statement in relation to the GPT Participant's entitlement to Stapled Securities:

(1) in the case of joint Unitholders – to the address recorded in the GPT Register on the Record Date of the person whose name appears first in the GPT Register in respect of the joint Unitholders; or

(2) otherwise – to the GPT Participant's address recorded in the GPT Register on the Record Date.

5.8 Recognising dealings in Units

For the purposes of the GPT Arrangements, GPT Management must recognise only the following dealings in Units:

(a) the cancellations of Units referred to in section 5.2 of this schedule;

(b) the transfers to the Sale Bank referred to in section 5.4 of this schedule;

(c) the consolidation of Unconsolidated Units into Consolidated Units referred to in section 5.5 of this schedule;

(d) for dealings of the type effected using CHESS – dealings where the transferee is registered in the GPT Register as the holder of the relevant Units by 9.00am on the Record Date; and

(e) for other types of dealings – dealings:

(1) that occurred before the close of business on the Trading Cessation Date; and

(2) in respect of which a registrable transmission application or transfer in registrable form is received on or before 9.00am on the Record Date at the place where the GPT Register is kept.

Otherwise, GPT Management must not register or recognise for any purpose any dealing in Units (other than dealings in Units as part of a Stapled Security).

5.9 GPT Register

GPT Management must:

(a) register any transmission applications or transfers received in accordance with section 5.8(e) of this schedule by the Record Time; and

(b) otherwise maintain the GPT Register in accordance with section 5.8 of this schedule until the Shares have been issued to the GPT Participants as contemplated by section 5.7 of this schedule.

The GPT Register in this form must be the sole basis for determining rights to Shares under the GPT Arrangements.

6 Subscription for Unstapled Units

6.1 Fair value of Unstapled Units

By the day after the Trading Cessation Date, the parties must determine the fair value of Unstapled Units on the basis that the buy-backs, cancellations, consolidations and issues of Shares and Units set out in sections 3 to 5 of this schedule have occurred. If the parties cannot agree on the fair value by the day after the Trading Cessation Date, either party may refer the allocation to an Expert for determination. The following rules apply to a determination by the Expert:

(a) in determining the fair value, the Expert acts as an expert and not as an arbitrator;

(b) the parties must instruct the Expert to determine the fair value of Unstapled Units immediately following the Merger on the basis that the buy-backs, cancellations, consolidations and issues of Shares and Units set out in sections 3 to 5 of this schedule have occurred;

(c) the parties must instruct the Expert to:

(1) determine the fair value as soon as possible and in any event by not later than 2 Business Days before the Implementation Date; and

(2) promptly on determining the fair value, give each party a report setting out the Expert's determination and reasons for the determination;

(d) the parties must give the Expert all information and documents that the Expert reasonably requires, and may submit written representations to the Expert in relation to the fair value of Unstapled Units; and

(e) in the absence of manifest error, the Expert's decision is final, conclusive and binding on the parties.

Each party must pay and share the Expert's costs equally.

6.2 Subscription

(a) Not later than 2 Business Days before the Implementation Date but after the Record Date, in consideration for the issue of the Unstapled Units at a subscription price equal to the fair value of Unstapled Units determined in accordance with section 6.1 of this schedule, GPT Management will direct LLC to pay $1,311,000,000 (or such lesser amount as the parties may agree) to the Cash-Out Unitholders and Unitholders as at 1:00pm on the Record Date in satisfaction of GPT Management's obligations under sections 5.2 and 5.3 of this schedule.

(b) On the Implementation Date, LLC must pay GPT Management or as directed by it under clause 6.2(a) $1,311,000,000 (or such lesser amount as the parties may agree) to subscribe for the Unstapled Units.

6.3 Unstapled Unit issue

(a) Promptly after Shares and Units have been issued under sections 5.7 and 4.4 of this schedule, GPT Management must issue LLC the Unstapled Units referred to in section 6.2 of this schedule on the Implementation Date and enter LLC in the GPT Register as the holder of those Unstapled Units. These Unstapled Units must:

(1) rank equally with all Consolidated Units from the time of issue;

(2) be issued on the terms set out for Unstapled Units in the GPT Constitution as modified by the GPT Constitution Modifications; and

(3) not be Stapled on issue.

(b) GPT Management may satisfy its obligation to issue these Unstapled Units to LLC by despatching, or procuring the despatch of, a unit certificate or holding statement in relation to these Unstapled Units to LLC.

7 Quotation of Shares, Units and Stapled Securities

The parties must:

(a) use best endeavours to ensure that the ASX suspends trading in Shares and Units separately no later than the Trading Cessation Date; and

(b) apply for quotation of Stapled Securities on the ASX (on a deferred settlement basis), effective immediately after the Trading Cessation Date.

8 Stapling

Once the Shares and Units have been issued under sections 4.4 and 5.7 of this schedule, the provisions in the Stapling Deed, LLC Constitution and GPT Constitution for stapling Shares and Units together into Stapled Securities take effect.

9 Sale Facility

9.1 Cash Sale Facility

The parties must ensure that the Sale Bank conducts a cash Sale Facility on the following basis:

(a) On the Implementation Date, the Sale Bank will:

(1) allocate to each Selling Shareholder who elected to receive cash for their Shares in the Election Form, and each Ineligible Foreign Shareholder, one Stapled Security for each Share transferred to the Sale Bank under section 4.2 of this schedule; and

(2) allocate to each Selling Unitholder who elected to receive cash for their Units in the Election Form, and each Ineligible Foreign Unitholder, one Stapled Security for each Consolidated Unit into which the Unconsolidated Units they transferred to the Sale Bank under section 5.2 of this schedule are consolidated under section 5.5 of this schedule.

(b) On, or as soon as practicable after, the Implementation Date, the Sale Bank will ensure that all Stapled Securities allocated to Shareholders and Unitholders under section 9.1(a) of this schedule (**Sold Stapled Securities**) are offered for sale. The sale will be to institutional investors under a bookbuild process as set out in section 9.1(c) of this schedule unless a Government Agency requires that the sale be conducted otherwise. The Sale Bank must complete the sale process within 10 days of the Implementation Date.

(c) On completion of the bookbuild process, the Sale Bank will determine the sale price for each Sold Stapled Security offered for purchase. The sale price for all Sold Stapled Securities will be the same. The Sale Bank will take into account the following factors in determining the sale price:

(1) the total number of Sold Stapled Securities offered for sale under the bookbuild process;

(2) the prevailing market conditions (including the prevailing price of Stapled Securities on the ASX and the prevailing demand for Stapled Securities offered for sale under the bookbuild process);

(3) the need to maintain an orderly secondary market for all Stapled Securities;

(4) the period in which the bookbuild sale process is to be completed.

(d) Within 3 Business Days after settling the sale of all Sold Stapled Securities, the Sale Bank will pay the proceeds received from sale of Sold Stapled Securities allocated to each person to whom the relevant Sold Stapled Securities were allocated.

9.2 Exchange Sale Facility

The parties must ensure that the Sale Bank conducts an exchange Sale Facility on the following basis:

(a) On the Implementation Date, the Sale Bank will:

(1) allocate to each Selling Shareholder who elected to exchange their Shares for Stapled Securities in the Election Form one Stapled Security for each Share transferred to the Sale Bank under section 4.2 of this schedule; and

(2) allocate to each Selling Unitholder who elected to exchange their Units for Stapled Securities in the Election Form one Stapled Security for each Consolidated Unit into which the Unconsolidated Units they transferred to the Sale Bank under section 5.2 of this schedule are consolidated under section 5.5 of this schedule.

(b) Within 3 Business Days after the Implementation Date, the Sale Bank will transfer to each Shareholder and Unitholder under section 9.2(a) of this schedule the Stapled Securities allocated to them.

ANNEXURE C. STAPLING DEED

Date: 7 October 2004

Parties:

1. Lend Lease Corporation Limited
   ABN 32 000 226 228
   of Level 4, 30 The Bond, 30 Hickson Road, Millers Point, NSW 2000 Australia
   (LLC)
2. GPT Management Limited
   ABN 94 000 335 473
   as responsible entity of the General Property Trust
   of Level 4, 30 The Bond, 30 Hickson Road, Millers Point, NSW 2000 Australia
   (GPT Management)

Recitals

A. This deed sets out the terms of the relationship between GPT Management and LLC in respect of the Stapled Securities:

- part A sets out the Stapling arrangements for the Stapled Securities;
- part B sets out the terms on which the parties will cooperate while Shares and Units are Stapled; and
- part C sets out other aspects of the parties' relationship.

B. The parties' constitutions also contain Stapling provisions for the Stapled Securities.

The parties agree

in consideration of, among other things, the mutual promises contained in this deed:

1 Interpretation

This deed will be interpreted in accordance with schedule 1. Capitalised expressions used in this deed have the meanings set out in schedule 1.

Part A – Stapling

2 Condition precedent, commencement and term

(a) The Powers, obligations and liabilities of the parties under this deed are subject to and have no force and effect until:

(1) the Stapling Resolutions are approved by Shareholders and Unitholders and all the other conditions precedent to the Merger Implementation Agreement are satisfied or waived in accordance with clause 3 of the Merger Implementation Agreement; and

(2) Shares and Units have been issued under sections 4.4 and 5.7 of schedule 3 to the Merger Implementation Agreement.

(b) Once it takes effect, this deed continues to operate until termination of Stapling under clause 5.

3 Dealing with Stapled Securities

3.1 Shares and Units to be Stapled

(a) The component Share and Unit of each Stapled Security on issue from time-to-time are Stapled to one another. Except where this deed provides otherwise, each party must not:

(1) do anything (including registering any transfer of any Share or Unit) that would cause, either directly or indirectly, the component Share and Unit of a Stapled Security not to be Stapled; or

(2) refrain from doing anything where refraining from doing that thing would cause, either directly or indirectly, the component Share and Unit of a Stapled Security not to be Stapled.

(b) Unstapled Units will not be Stapled to Shares and this deed does not apply to Unstapled Units. This clause 3.1(b) prevails over any other provision of this deed.

3.2 Restrictions on dealings in Shares

LLC must not:

(a) **issue**: issue a Share or Share Right unless GPT Management issues a Unit or Unit Right to the same person at the same time and the Share and Unit, or Share Right and Unit Right (as the case may be), are Stapled to one another immediately on issue;

(b) **cancellation**: cancel (whether on buy-back, redemption or otherwise) a Share or Share Right unless GPT Management cancels the Unit or Unit Right Stapled to that Share or Share Right (as the case may be) at the same time;

(c) **calls**: make a call on, forfeit or accept the surrender of any partly-paid Share unless GPT Management makes a call on, forfeits or accepts the surrender of the partly-paid Unit Stapled to that Share;

(d) **conversion**: convert Shares or Share Rights into a larger or smaller number of Shares or Share Rights unless GPT Management converts the Units or Unit Rights Stapled to those Shares or Share Rights (as the case may be) into the same larger or smaller number of Units or Unit Rights;

(e) **variation**: vary a Share Right so the holder receives a larger or smaller number of Shares on exercise or conversion of the Share Right unless GPT Management varies the Unit Right Stapled to that Share Right so the holder receives the same larger or smaller number of Units on exercise or conversion;

(f) **agreement, offer or invitation**: agree or offer to do any of the above, or invite a person to participate in any of the above transactions unless GPT Management agrees, offers or invites a person, to participate in the corresponding transaction; or

(g) **other corporate actions**: conduct any of the following transactions except on terms (including terms of issue) agreed by GPT Management, or as required under this deed:

(1) issue any Equity Security;

(2) cancel any Equity Security;

(3) make a call on, forfeit or accept the surrender of any Equity Security;

(4) convert any Equity Security into a larger or smaller number;

(5) vary the terms of any Share Right; or

(6) agree or offer to do any of the above, or invite a person to participate in any of the above.

LLC is not obliged to effect any transaction set out in this clause 3.2 (including any issue, cancellation, buy-back, redemption, call, forfeiture, surrender, conversion, variation, or other corporate action) in a manner inconsistent with any constitutional, contractual or fiduciary obligation or law by which it is bound, or if it does not have any necessary consent or approval.

3.3 Restrictions on dealing in Units

GPT Management must not:

(a) **issue**: issue a Unit or Unit Right unless LLC issues a Share or Share Right to the same person at the same time and the Unit and Share, or Unit Right and Share Right (as the case may be), are Stapled to one another immediately on issue;

(b) **cancellation**: cancel (whether on repurchase, redemption or otherwise) a Unit or Unit Right unless LLC cancels the Share or Share Right Stapled to that Unit or Unit Right (as the case may be) at the same time;

(c) **calls**: make a call on, forfeit or accept the surrender of any partly-paid Unit unless LLC makes a call on, forfeits or accepts the surrender of the partly-paid Share Stapled to that Unit;

(d) **conversion**: convert Units or Unit Rights into a larger or smaller number of Units or Unit Rights unless LLC converts the Shares or Share Rights Stapled to those Units or Unit Rights (as the case may be) into the same larger or smaller number of Shares or Share Rights;

(e) **variation**: vary a Unit Right so the holder receives a larger or smaller number of Units on exercise or conversion of the Unit Right unless LLC varies the Share Right Stapled to that Unit Right so the holder receives the same larger or smaller number of Shares on exercise or conversion;

(f) **agreement, offer or invitation**: agree or offer to do any of the above, or invite a person to participate in any of the above transactions unless LLC agrees, offers or invites a person, to participate in the corresponding transaction; or

(g) **other corporate actions**: conduct any of the following transactions except on terms (including terms of issue) agreed by LLC, or as required under this deed:

(1) issue any Equity Security;

(2) cancel any Equity Security;

(3) make a call on, forfeit or accept the surrender of any Equity Security;

(4) convert any Equity Security into a larger or smaller number;

(5) vary the terms of any Unit Right; or

(6) agree or offer to do any of the above, or invite a person to participate in any of the above.

GPT Management is not obliged to effect any transaction set out in this clause 3.3 (including any issue, cancellation, repurchase, redemption, call, forfeiture, surrender, conversion, variation, or other corporate action) in a manner inconsistent with any constitutional, contractual or fiduciary obligation or law by which it is bound, or if it does not have any necessary consent or approval.

3.4 Registers and transfers

(a) The parties must:

(1) maintain a Stapled Securities Register;

(2) appoint a common registrar for the Stapled Securities Register and any LLC Register and GPT Register;

(3) subject to clause 3.4(b), record all details of, and dealings in, Stapled Securities and the Shares and Units comprising them in the Stapled Securities Register; and

(4) ensure that the Stapled Securities Register and any LLC Register and GPT Register are entirely consistent with one another.

(b) A party must not register any transfer of a Share or Unit unless the other party registers the transfer of the Unit or Share Stapled to that Share or Unit (as the case may be) to the same person at the same time.

(c) A party is not obliged to effect any transfer of a Share or Unit in a manner inconsistent with any constitutional, contractual or fiduciary obligation or law by which it is bound, or if it does not have any necessary consent or approval.

3.5 Joint certificates and holding statements

The parties must issue joint certificates or joint holding statements to each Stapled Securityholder.

3.6 Quotation

(a) LLC must use its best endeavours to ensure that it remains admitted to the official list of the ASX and GPT Management must use its best endeavours to ensure that GPT remains admitted to the official list of the ASX.

(b) The parties must use their best endeavours to ensure that the ASX quotes each Share and Unit comprising a Stapled Security jointly as a 'stapled security' and that all Stapled Securities quoted from time to time remain quoted. Despite this joint quotation, LLC and GPT remain separately admitted to the official list of the ASX.

4 Allocation of subscription amount

4.1 Allocation

(a) The parties must allocate:

(1) the subscription amount received on issue of any Stapled Security between its Share component and Unit component;

(2) the option price received on issue of any option to subscribe for a Stapled Security between its Share component and Unit component; and

(3) the amount payable on cancellation (whether on repurchase, redemption, buy-back or otherwise) of any Stapled Security between its Share component and Unit component,

on the basis of the relative fair values of those components as agreed by the parties before the relevant issue or cancellation.

(b) If a Stapled Security is not issued fully-paid, the parties must allocate:

(1) the unpaid amount;

(2) any amount received on payment of a call on the Stapled Security; and

(3) any amount received on sale of forfeited Stapled Securities,

between its Share component and Unit component in the same proportions as they would allocate any subscription amount received on issue of that Stapled Security.

(c) The allocation of the subscription amounts and option prices received on issue, and amounts payable on cancellation between the Share components and Unit components of the Securities issued or cancelled must be the same for all Securities that are issued or cancelled (as the case may be) at the same time.

4.2 Expert determination

If the parties cannot agree an allocation under clause 4.1 within 5 Business Days of either party proposing an allocation to the other, either party may refer the allocation to an Expert for determination. The following rules apply to a determination by the Expert under this clause 4.2:

(a) in determining the allocation, the Expert acts as an expert and not as an arbitrator;

(b) the parties must instruct the Expert to determine the allocation between the Share component and Unit component of a Stapled Security or option on the basis of the relative fair values of those components having regard to:

(1) the relative net tangible asset backing of the Shares and Units immediately before the relevant issue or cancellation; and

(2) any other factors that the Expert considers should be taken into account;

(c) the parties must instruct the Expert to:

(1) determine the allocation as soon as possible, and in any event within 20 Business Days, after the date it is referred to the Expert; and

(2) promptly on determining the allocation, give each party a report setting out the Expert's determination and reasons for the determination;

(d) the parties must give the Expert all information and documents that the Expert reasonably requires and each may submit written representations to the Expert in relation to the allocation to be determined; and

(e) in the absence of manifest error, the Expert's decision is final, conclusive and binding on the parties.

Unless the Expert decides otherwise, each party must pay and share the Expert's costs equally. The Expert's decision as to costs is final, conclusive and binding on the parties.

5 Unstapling

5.1 When unstapling occurs

The Stapling of the component Shares and Units of Stapled Securities terminates:

(a) on the Stapling becoming unlawful or prohibited by the Listing Rules;

(b) on the commencement of winding up of LLC or GPT; or

(c) on the termination of GPT.

5.2 Consequences of unstapling

Promptly on Stapling terminating, each party must:

(a) take all necessary steps to ensure that all Shares and Units cease to be Stapled;

(b) repay, or procure other members of its Group to repay, all Financial Accommodation provided to them, by members of the other party's Group; and

(c) obtain releases for all Financing Securities provided by members of the other party's Group in relation to Financing Debt incurred by members of the party's Group.

The parties' rights and obligations under clause 5.2 survive termination of this deed.

5.3 Termination

On Stapling terminating, the parties are discharged from further performance of their obligations under this deed. This discharge does not apply to:

(a) any obligations which this deed provides expressly survive termination; and

(b) any liability for a breach of this deed occurring before termination.

Part B – Cooperation

6 Cooperation and consultation

6.1 General obligation to cooperate

The parties must:

(a) cooperate with each other in relation to all matters relating to the Stapled Securities;

(b) perform their respective obligations under this deed and their constitutions (including raising capital) with a view to enhancing the market value of the Stapled Securities;

(c) do all things reasonable and necessary to assist each other to perform their obligations under this deed; and

(d) consult each other before engaging in any act or omission which may materially affect the value of the Stapled Securities.

6.2 Board composition

The parties must use best endeavours to ensure that, to the extent possible, LLC's board and GPT Management's board have the same composition.

6.3 Meetings

The parties must cooperate to ensure that, as is necessary or desirable, Stapled Securityholders' meetings are held concurrently or consecutively.

6.4 Dividends and distributions

The parties must coordinate the announcement and payment (including as to time and frequency) of dividends and distributions, and any dividend or distribution reinvestment plan.

6.5 Regulators and disclosure

(a) Without limiting clause 6.11, the parties must cooperate with each other to ensure that each party complies with all applicable disclosure obligations imposed by any Government Agency (including ASIC and the ASX) or any other stock market on which any of the party's Securities are listed or quoted.

(b) The parties must:

(1) nominate a person to act as their common ASX point of contact in relation to Listing Rules matters for the Stapled Securities; and

(2) coordinate disclosures to the ASX, ASIC, Stapled Securityholders, investors and the public.

6.6 Financial and other reporting

(a) The parties acknowledge that the primary form of financial reporting will be group financial statements, prepared as the consolidated financial statements of the Lend Lease Group.

(b) The parties agree to synchronise financial years for the Lend Lease Group so that, unless the parties agree otherwise, financial years for the Lend Lease Group end on 30 June of each year.

(c) Each party must provide the other party with all assistance and information that the other party requests in order to prepare:

(1) group financial statements for the Lend Lease Group;

(2) other reports, circulars and other information that the law or Listing Rules require to be disclosed, or which in LLC and GPT Management's opinion is desirable to disclose, to Stapled Securityholders, investors or the public.

6.7 Auditors

If the parties appoint separate auditors for LLC and GPT, they must direct the auditors to cooperate with one another in performance of their respective audit functions.

6.8 Valuation policies

(a) Each party must value its Group's assets with the frequency, and in accordance with the valuation methodology, specified in the Valuation Policy (provided the Valuation Policy is consistent with the party's constitution and the law).

(b) On request, a party must give the other party valuations of assets of the party's Group prepared in accordance with the Valuation Policy.

(c) The Valuation Policy may only be varied or replaced with the agreement of both parties. If a party proposes that the Valuation Policy be varied or replaced, the parties must negotiate in good faith to agree any such change.

6.9 Accounting policies

The parties must use best endeavours to adopt consistent accounting standards and policies.

6.10 Investment and borrowing policies

The parties must consult each other about their investment and borrowing policies, any proposed changes to their investment and borrowing policies and the implementation of those investment policies.

6.11 Compliance

Each party must comply with all applicable laws, Listing Rules, listing rules of any other stock market on which any of the party's Securities are listed or quoted, directions of Government Agencies and its constitution. The parties must cooperate with each other to ensure each party complies with these requirements. However, despite any other provision of this deed, or any rule of law or equity to the contrary, in exercising any right, power, remedy, authority or discretion, a party may (subject to the Corporations Act) have regard to the interests of Stapled Securityholders as a whole and not just to their interests as Shareholders or Unitholders considered separately.

7 Mutual financial support

7.1 Obligation to provide financial support

Promptly on the other party's request, each party must, and must procure members of its Group to:

(a) provide Financial Accommodation to members of the other party's Group or any other person;

(b) issue redeemable preference shares or any other Securities to members of the other party's Group or any other person;

(c) incur Financing Debt (whether jointly with any person or otherwise);

(d) provide Financing Security for any Financing Debt incurred or Financial Accommodation provided by members of its Group, members of the other party's Group or any other person;

(e) execute or enter into any document, agreement or arrangement (including a negative pledge or indemnity) in connection with any Financing Debt incurred or Financing Security or Financial Accommodation provided under this clause 7.1 on such terms as the other party requests; and

(f) otherwise do all things and execute or enter into all documents, agreements and arrangements necessary to give effect to the transactions that this clause 7.1 contemplates on such terms as the other party requests.

The parties' rights and obligations under this clause 7.1 are subject to clauses 7.2 and 7.3.

7.2 Suspension of obligation to provide financial support

A party does not have to do anything, or procure members of its Group to do anything, requested under clause 7.1 unless LLC's board and GPT Management's board have the same composition at the time the other party makes the request.

7.3 Limits on obligation to provide financial support

A party does not have to do anything, or procure members of its Group to do anything, requested under clause 7.1 to the extent that:

(a) at the time the party would otherwise do the thing, the party's directors consider that it is not in the interests of Stapled Securityholders as a whole;

(b) the party's directors consider that it would have materially adverse Tax implications for the party's Group or any member of the party's Group; or

(c) the party's directors consider that it would cause a member of the party's Group to contravene or breach any applicable law, Listing Rule or direction of a Government Agency, its constitution (including, in relation to GPT, the constitution of GPT or GPT Management) or any other agreement.

However, the party must give the other party a notice setting out the reasons why the party has not done, or procured members of its Group to do, the thing requested by other party under clause 7.1.

8 Restructures

8.1 Consultation

The parties must consult each other in relation to any proposal:

(a) to reorganise the capital of LLC or GPT;

(b) to change the Stapling arrangements to comply with, or overcome the adverse effect of, any applicable law, Listing Rule or direction of a Government Agency; or

(c) to staple another entity's Securities to any Shares, Units or Unstapled Units.

8.2 Changes to deed

(a) The parties must make any changes to this deed that LLC and GPT Management consider necessary or desirable in relation to any of the matters contemplated by clause 8.1.

(b) In respect of changes necessary to implement a proposal to staple another entity's Securities (the **New Securities**) to Shares and Units as set out in clause 8.1(c), the changes the parties may make to this deed include:

(1) changes to part A to staple the New Securities to Shares and Units on the same basis as Shares and Units are Stapled under part A;

(2) changes to part B to provide for the issuer of the New Securities (**New Issuer**) to cooperate on the same basis as LLC and GPT Management cooperate under part B;

(3) where the New Issuer is a responsible entity of a registered managed investment scheme or a trustee, changes to clauses 11, 12, and 13(b) to give the New Issuer the benefit of the same limitations and Powers, and impose on the New Issuer the same obligations, as apply to GPT Management under those clauses; and

(4) other consequential changes to part C to give the New Issuer the benefit of the same limitations and Powers, and impose on the New Issuer the same obligations, as apply to LLC and GPT Management under part C.

(c) The parties must do all things and execute all further documents (including any variation deed or accession deed) necessary to give full effect to those changes.

9 Information

9.1 Disclosure of Information

(a) Subject to clause 9.1(b), each party must make available to the other party all Information in the party's possession that is necessary or desirable for members of the other party's Group to perform their obligations under this deed or any document, agreement or arrangement relating to the Stapled Securities or the affairs of any member of the other party's Group.

(b) A party does not have to make available to the other party any Privileged Information that relates to a claim by any member of the party's Group against any member of the other party's Group.

9.2 Confidentiality

Subject to clause 9.3, each party must not, and must use its best endeavours to ensure that the other members of its Group, and the directors, officers, employees, professional advisers and auditors of members of its Group, do not:

(a) disclose any Information; or

(b) use any Information in any manner that may, or is intended to, cause loss to members of the other party's Group.

Promptly on receiving the other party's request, each party must return, and must use its best endeavours to ensure that other members of its Group, and the directors, officers, employees, advisers and auditors of members of its Group, return all materials in their possession that contain Privileged Information.

9.3 Permitted disclosure and use

A party may disclose and use, and may permit the other members of its Group, and the directors, officers, employees, advisers and auditors of members of its Group, to disclose and use, Information:

(a) with the other party's prior written consent;

(b) as contemplated by clauses 6.5 or 6.6;

(c) otherwise in the ordinary and proper course of the performance of the party's obligations under this deed;

(d) in connection with the enforcement of this deed;

(e) to the extent that any applicable law or Government Agency requires disclosure of the Information;

(f) in a prospectus, product disclosure statement, offer information statement, information memorandum, bidder's statement, target's statement or other document issued in connection with the issue or acquisition of Securities in or by the party;

(g) to any member of the party's Group and any director, officer, employee, professional adviser or auditor of that member; or

(h) to the party's bankers.

9.4 Permitted disclosure of Privileged Information

Despite clause 9.3, a party may only disclose, and may only permit the other members of its Group, and the directors, officers, employees, advisers and auditors of members of its Group, to disclose, Privileged Information of the other party:

(a) with the other party's prior written consent; or

(b) to the extent that any applicable law or Government Agency lawfully requires disclosure of the Privileged Information.

9.5 Public announcements

Without limiting clause 6.5(b)(2), if a party proposes to disclose Information in a public document in circumstances permitted by clause 9.3, the party must first consult with the other party and use best endeavours to agree on the form and content of the disclosure.

9.6 Injunction

Each party acknowledges that:

(a) it will obtain Information concerning the other party's Group and the Group's business;

(b) disclosure of Information could cause material loss to the other party; and

(c) as monetary damages alone would not adequately compensate the other party for the party's breach of clause 9.2, the other party may seek an injunction from a Court if:

(1) the party breaches or threatens to breach clause 9.2; or

(2) the other party has reason to believe that the party will breach clause 9.2.

9.7 Survival

The parties' rights and obligations under clauses 9.2 to 9.6 survive termination of this deed.

Part C – Other Matters

10 Dispute resolution

10.1 No proceedings

A party must not start court proceedings in relation to a dispute arising out of this deed unless it first complies with clause 10.2, except where:

(a) it seeks urgent injunctive relief; or

(b) the dispute relates to compliance with this clause 10.

10.2 Resolution procedure

A party claiming that a dispute has arisen must give the other party a notice setting out details of the dispute. The parties must use best endeavours to resolve the dispute within 10 Business Days of notice of the dispute being given or such longer period as the parties agree. If the parties do not resolve the dispute within this time, the chief executive officer or other senior employee of each party must negotiate in good faith to resolve the dispute for a further period of 10 Business Days.

11 GPT Management's capacity and liability

11.1 Capacity

GPT Management enters this deed only in its capacity as responsible entity of GPT and in no other capacity. References in this deed to GPT Management are to be construed accordingly.

11.2 Limitation of liability

(a) Liabilities arising under, or in connection with, this deed can be enforced against GPT Management only to the extent to which they can be satisfied out of the assets of GPT out of which GPT Management is actually indemnified for the liability.

(b) LLC must not seek recourse to any assets that GPT Management holds in any capacity other than as responsible entity of GPT. In particular, LLC must not:

(1) seek appointment of a receiver or receiver and manager (except in relation to GPT's assets), liquidator, provisional liquidator, administrator or any similar person to GPT Management; or

(2) prove in any liquidation, administration or arrangement of, or affecting, GPT Management (except in relation to GPT's assets).

(c) GPT Management does not have to incur any obligation under this deed unless its liability in respect of that obligation is limited in the same manner as in this clause 11.2.

(d) No attorney, agent, receiver or receiver and manager appointed under this deed is authorised to act on behalf of GPT Management in a way that exposes GPT Management to any personal liability.

(e) Subject to clause 11.3, the limitations in this clause 11.2 apply despite any other term of this deed, and extend to all GPT Management's liabilities in connection with any act, error, omission, agreement, transaction, representation or obligation relating to this deed.

11.3 Exceptions

Clause 11.2 does not apply to any liability of GPT Management to the extent that it is not satisfied because:

(a) the extent of GPT Management's indemnification out of GPT's assets is reduced under GPT's constitution or by operation of law, as a result of GPT Management's fraud, negligence or breach of trust; or

(b) GPT Management failed to exercise any right of indemnity it has under GPT's constitution in respect of that obligation or liability.

GPT Management's acts, errors or omissions (including related breaches of this deed) do not constitute fraud, negligence or breach of trust by GPT Management for the purposes of this clause 11.3 to the extent to which they were caused or contributed to by any act, error or omission of any other person, other than a person referred to in section 601FB(2) of the Corporations Act.

11.4 Survival

The limitations and obligations under clause 11 survive termination of this deed.

12 Maintenance of status

(a) GPT Management must use its best endeavours to ensure that at all times:

(1) GPT is maintained as an Australian unit trust registered as a managed investment scheme under the Corporations Act; and

(2) the ASX quotes GPT's main class of units as a component of Stapled Securities quoted on the ASX.

(b) LLC must use its best endeavours to ensure that at all times the ASX quotes LLC's main class of shares as a component of the Stapled Securities quoted on the ASX.

13 Assignment

(a) Subject to clause 13(b), without the other party's consent, a party may not:

(1) transfer the benefit of or any interest in, or create a Security Interest in or against, its Powers under this deed; or

(2) transfer its obligations under this deed.

The other party may withhold consent or give consent conditionally or unconditionally in its absolute discretion. The party seeking consent must comply with all conditions to which other party's consent is subject.

(b) GPT Management does not require LLC's consent to any transfer of the benefit of its Powers, and its obligations, under this Deed by operation of sections 601FS and 601FT of the Corporations Act.

14 Costs

14.1 Costs

(a) Subject to clause 14.2, each party must pay its own costs and expenses in respect of the negotiation, preparation, execution, delivery, stamping and registration of this deed and any other document signed or executed under this deed.

(b) Unless otherwise provided in this deed, each party must take all action that the party is required to take in performing its obligations under this deed at its own cost and expense.

14.2 Duty

Each party must pay half of all Duty (if any) payable on execution of this deed.

14.3 GST

(a) Unless expressly included, the consideration for any supply under or in connection with this deed does not include GST.

(b) To the extent that any supply made under or in connection with this deed is a taxable supply, the supplier may increase the consideration for that supply by an amount not exceeding the amount of the consideration multiplied by the rate at which GST is imposed in respect of the supply.

(c) If any party is entitled under this deed to be reimbursed or indemnified by another party for a cost or expense incurred in connection with this deed, the reimbursement or indemnity payment must not include any GST component of the cost or expense to the extent that the party being reimbursed or indemnified or the representative member of any GST group of which that party is a member, is entitled to claim an input tax credit.

(d) The right of the supplier to recover any amount in respect of GST under this deed on a supply is subject to the issuing of the relevant tax invoice or adjustment note to the recipient. Subject to any other provision of this deed, the recipient must pay any amount in respect of GST within 7 days of the issuing of the relevant tax invoice or adjustment note to the recipient.

(e) Words used in this clause 14.3 which have a defined meaning in the GST Law have the same meaning as in the GST Law.

14.4 Survival
The parties' rights and obligations under clause 14 survive termination of this deed.

15 Notices

15.1 Sending notices
Any notice or other communication including any request, demand, consent or approval, to or by a party:

(a) must be in legible writing and in English addressed as shown below:

(1) if to LLC:

Address: Level 4, 30 The Bond, 30 Hickson Road, Millers Point, NSW 2000 Australia
Attention: Company Secretary
Facsimile: +612 9252 2192
e-mail: phil.crewes@lendlease.com.au

(2) if to GPT Management:

Address: Level 4, 30 The Bond, 30 Hickson Road, Millers Point, NSW 2000 Australia
Attention: Company Secretary
Facsimile: +612 9236 6020
e-mail: james.coyne@lendlease.com.au

or as specified to the sender by the addressee by notice;

(b) where the sender is a company, must be signed by a director or officer or under the common seal of the sender (or in the case of a notice or communication sent by e-mail, sent from the e-mail address of a director or officer);

(c) is regarded as being given by the sender and received by the addressee:

(1) if by delivery in person, when delivered to the addressee;

(2) if by post, 3 Business Days from and including the date of postage;

(3) if by facsimile transmission, when legibly received (subject to clause 15.2) by the addressee; or

(4) if by e-mail, when properly received (subject to clause 15.2) by the addressee's server,

but if the delivery or receipt is on a day which is not a Business Day or is after 4.00 pm (addressee's time), it is regarded as received at 9.00 am on the following Business Day; and

(d) can be relied upon by the addressee, and the addressee is not liable to any other person for any consequences of that reliance, if the addressee believes it to be genuine, correct and authorised by the sender.

15.2 Facsimile transmissions and e-mails
(a) A facsimile transmission is regarded as legible unless the addressee telephones the sender within 2 hours after transmission is received or regarded as received under clause 15.1(c) and informs the sender that it is not legible.

(b) An e-mail is not regarded as properly received unless the sender receives confirmation of receipt of the e-mail from the addressee's server.

15.3 Addressees
In this clause 15, a reference to an addressee includes a reference to an addressee's directors, officers, employees or agents.

16 General

16.1 Constitutions have priority
Nothing in this deed modifies GPT's or LLC's constitution. If there is any inconsistency between a party's obligations under this deed and the party's constitution, the party's constitution applies to the extent of the inconsistency.

16.2 Separate entities
Despite anything else in this deed, LLC and GPT remain separate legal entities. Nothing in this deed:

(a) creates any association, joint venture or partnership between the parties for any purpose; or

(b) authorises the parties to share the profits derived from either party's assets.

16.3 Interests in Shares or Units
Nothing in this deed creates or affects any right or interest in respect of any Share or Unit.

16.4 Business Day
Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the preceding Business Day.

16.5 Governing law and jurisdiction

(a) This deed is governed by the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales and irrevocably waives any objection to the venue of any legal process being New South Wales on the basis that the process has been brought in an inconvenient forum.

16.6 Prohibition and enforceability

(a) Any provision of, or the application of any provision of, this deed or any Power which is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

(b) Any provision of, or the application of any provision of, this deed which is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

16.7 Consents

Any consent referred to in, or required under, this deed from any party may not be unreasonably withheld or delayed, unless this deed expressly provides for that consent to be given in that party's absolute discretion.

16.8 Waivers

(a) Waiver of any right arising from a breach of this deed or of any Power arising upon breach of this deed or upon the occurrence of a default must be in writing and signed by the party or parties granting the waiver.

(b) A failure or delay in exercise, or partial exercise, of:

(1) a right arising from a breach of this deed or the occurrence of a default; or

(2) a Power created or arising upon default under this deed or upon the occurrence of a default, does not result in a waiver of that right or Power.

(c) A party is not entitled to rely on a delay in the exercise or non exercise of a Power arising from a breach of this deed, or on the occurrence of a default, as constituting a waiver of that Power.

(d) A party may not rely on any conduct of another party as a defence to exercise of a Power by that other party.

(e) This clause may not itself be waived except by writing.

16.9 Variation

A variation of any term of this deed must be in writing and signed by or on behalf of all of the parties.

16.10 Cumulative rights

The parties' Powers under this deed are cumulative and do not exclude any other right, power, authority, discretion or remedy of the parties.

16.11 Further assurances

Each party must do all things and execute all further documents necessary to give full effect to this deed.

16.12 Entire agreement

This deed supersedes all previous deeds and agreements in respect of its subject matter and embodies the entire agreement between the parties in respect of its subject matter.

16.13 Counterparts

This deed may be executed in any number of counterparts which together constitute one instrument. A party may execute this deed by signing any counterpart.

16.14 Attorneys

Each of the attorneys executing this deed states that the attorney has no notice of the revocation of the power of attorney appointing that attorney.

Executed as a Deed:

[Execution clauses]

Schedule 1 – Glossary

ASX means Australian Stock Exchange Limited ACN 008 624 691.

Business Day means a day, other than a Saturday, Sunday or public holiday, on which banks are open for business in Sydney.

Control has the same meaning as in section 50AA of the Corporations Act.

Corporations Act means the Corporations Act 2001 (Cth).

Duty means any stamp, transaction or registration duty or similar charge imposed by any Government Agency and includes any interest, fine, penalty, charge or other amount imposed in respect of the duty or charge.

Entity has the same meaning as in section 64A of the Corporations Act.

Equity Security has the same meaning as in the Listing Rules.

Expert means:

(a) a person appointed as expert for purposes of this deed by the President from time-to-time of the Institute of Chartered Accountants in Australia or the President's nominee; or

(b) such other person as the parties may agree.

Financial Accommodation means any loan, advance or other financial accommodation, including under or in respect of any:

(a) bill of exchange, bond, debenture, note or similar instrument;

(b) acceptance, endorsement or discounting arrangement;

(c) Guarantee;

(d) Hedging Agreement;

(e) finance or capital Lease;

(f) agreement for the deferral of a purchase price or other payment in relation to the acquisition of any asset or service;

(g) obligation to deliver goods or provide services paid for in advance by any financier; or

(h) agreement for the payment of capital or premium on the redemption of any preference shares.

Financing Debt means any debt or other monetary liability in respect of moneys borrowed or raised or any Financial Accommodation.

Financing Security, in relation to a person, means any Security Interest that the person provides in relation to Financing Debt or Financial Accommodation.

Government Agency means:

(a) any government or any governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity; or

(b) any professional body or self-regulatory organisation that performs statutory functions, including the ASX.

GPT means the General Property Trust constituted under the General Property Trust constitution.

GPT Register means GPT's register of unitholders.

Group means:

(a) in relation to GPT Management - GPT, its Controlled Entities and GPT Management; and

(b) in relation to LLC - LLC and its Controlled Entities (excluding GPT Management, GPT and GPT's Controlled Entities).

GST means the goods and services tax imposed under the GST Law.

GST Law has the same meaning as in section 195-1 of the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

Guarantee means any guarantee, suretyship, letter of credit, letter of comfort or any other obligation:

(a) to provide funds (whether by the advance or payment of money, the purchase of or subscription for shares or other Securities, the purchase of assets or services, or otherwise) for, or to credit enhance, the payment or discharge of;

(b) to indemnify any person against the consequences of default in the payment or performance of; or

(c) to be responsible for,

any debt, monetary liability or other obligation (whether monetary or non-monetary) of another person, or the assumption of any responsibility or obligation in respect of the insolvency or the financial condition of any other person.

Hedging Agreement means any interest rate, foreign exchange transaction, equity or equity index option, bond option, commodity swap, commodity option, cap transaction, currency swap transaction, cross-currency swap rate transaction or any other hedge or derivative agreement, including any master agreement and any transaction or confirmation under it.

Information means any information in relation to a party's Group or its business, that the party makes available or discloses to the other party under this agreement, excluding information that is already in the public domain other than as a result of a breach of clause 9.2.

Lease means a lease, charter, hire purchase, hiring agreement or any other agreement under which any property is or may be used or operated by a person other than the owner.

Lend Lease Group means, collectively, LLC, GPT and their respective Controlled Entities.

Listing Rules means the ASX Listing Rules issued by the ASX.

LLC Register means LLC's register of members.

Loss means any liability, loss, damage, cost, charge, expense, outgoing or payment, including direct, indirect, consequential, incidental, pure economic loss and loss of expected profits.

Merger Implementation Agreement means the Merger Implementation Agreement between LLC and GPT Management dated 26 August 2004.

Power means any right, power, authority, discretion or remedy that this deed or any applicable law confers.

Privileged Information means Information in relation to a party's Group or its business, which the party notifies the other party may be subject to a claim for legal professional privilege.

Securities has the same meaning as in section 92(3)(a) to (e) of the Corporations Act.

Security Interest means an interest or power:

(a) reserved, in or over any interest in any asset, including any retention of title; or

(b) created or otherwise arising, in or over any interest in any asset, whether under a bill of sale, mortgage, charge, lien, pledge, trust or power or otherwise,

by way of, or having similar commercial effect to, security for the payment of a debt or any other monetary obligation, or the performance of any other obligation, and includes any agreement to grant or create any of the above.

Share means an ordinary share in LLC.

Share Right means a right to a Share, an option to subscribe for a Share, or a Security that converts, or at the election of the issuer or holder may convert into, a Share.

Shareholder means each person who is registered in the LLC Register as the holder of Shares.

Stapled means the linking together of a Share and a Unit:

(a) so that one cannot be transferred or otherwise dealt with without the other; and

(b) which are jointly quoted by the ASX as a 'stapled security'.

Stapled Securities Register means a register of Stapled Securities maintained in accordance with clause 3.4.

Stapled Security means a Share and Unit that are Stapled to one another and registered in the name of a person.

Stapled Securityholder means a holder of Stapled Securities.

Stapling means the process that results in a Share and a Unit being and remaining Stapled.

Stapling Resolutions means the resolutions necessary to implement the merger set out in the Merger Implementation Agreement (including the Shareholders' resolution approving the execution, delivery and performance by LLC of its obligations under this deed for the purposes of Chapter 2E of the Corporations Act).

Tax means any tax, levy, charge, impost, duty (including Duty), fee, deduction, charge, compulsory loan or withholding which is assessed, levied, imposed or collected by any Government Agency (except if imposed on, or calculated having regard to, the overall net income of a party) and includes any interest, fine, penalty, charge, fee or other amount imposed on or in respect of any of the above.

Unit means an ordinary unit in GPT (other than an Unstapled Unit).

Unit Right means a right to a Unit, an option to subscribe for a Unit, or a Security that converts, or at the election of the issuer or holder may convert into, a Unit.

Unitholder means each person who is registered in the GPT Register as the holder of Units.

Unstapled Unit has the meaning given to that expression in GPT's constitution.

Valuation Policy means the valuation policy agreed by the parties from time to time.

Interpretation

In this deed, headings and boldings are for convenience only and do not affect the interpretation of this deed and, unless the context requires otherwise:

(a) words importing the singular include the plural and vice versa;

(b) words importing a gender include any gender;

(c) other parts of speech and grammatical forms of a word or phrase defined in this deed have a corresponding meaning;

(d) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency;

(e) a reference to any thing (including any right) includes a part of that thing, but nothing in this paragraph implies that performance of part of an obligation constitutes performance of the obligation;

(f) a reference to a clause, part, party, annexure, exhibit or schedule is a reference to a clause or part of, and a party, annexure, exhibit and schedule to, this deed and a reference to this deed includes any annexure, exhibit and schedule;

(g) a reference to a statute, regulation, proclamation, ordinance or by law includes all statutes, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(h) a reference to an agreement or deed other than this deed includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing;

(i) a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;

(j) a reference to a document includes any agreement in writing, or any certificate, notice, instrument or other document of any kind;

(k) a reference to a party to a document includes that party's successors and permitted assigns;

(l) a reference to the constitution of a party that is a trustee includes a reference to the trust deed or other document constituting the trust of which the party is trustee;

(m)a reference to an asset includes all property of any nature, including a business, and all rights, revenues and benefits;

(n) a reference to dollars and $ is a reference to the lawful currency of the Commonwealth of Australia;

(o) a reference to any time is a reference to that time in Sydney; and

(p) a reference to a body (including an institute, association or authority), other than a party, whether statutory or not:

(1) that ceases to exist; or

(2) whose powers or functions are transferred to another body,

is a reference to the body that replaces it or substantially succeeds to those of its powers or functions that relate to the subject matter of this deed;

(q) a reference to anything that any party must do, or not do, includes:

(1) its acts, defaults and omissions, whether direct or indirect, and whether on its own account, or for or through any other person; and

(2) acts, defaults and omissions that it permits or suffers to be done, or not done, by any other person;

(r) a reference to anything done or not done by a trust includes a reference to things done or not done by the trustee of the trust in the trustee's capacity as trustee of the trust; and

(s) no provision of this deed will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this deed or that provision.

Use of 'include' and 'in particular'

Use of the expressions 'include' and 'in particular' does not limit the generality of the preceding words, or exclude anything not expressly included or particularised, unless this deed expressly provides otherwise.

ANNEXURE D. DEEDS POLL

This Deed Poll

Dated: 7 October 2004

by GPT Management Limited
ABN 94 000 335 473
as responsible entity of the General Property Trust
of Level 4, 30 The Bond, 30 Hickson Road, Millers Point, NSW 2000 Australia
(**GPT Management**)

in favour of each Shareholder from time to time

Recitals

A. On 26 August 2004, LLC and GPT Management entered into the Merger Implementation Agreement.

B. In the Merger Implementation Agreement, GPT Management agreed to execute all documents and take all necessary action within its power to assist LLC to implement the LLC Scheme and other Transaction Steps as soon as reasonably practicable subject to any applicable laws and the Listing Rules.

C. GPT Management makes this deed poll to covenant in favour of Shareholders to issue Units under the LLC Scheme and complete the other Transaction Steps for which it is responsible.

This deed poll provides

1 Interpretation

This deed poll will be interpreted in accordance with schedule 1. Capitalised expressions used in this deed poll have the meanings set out in schedule 1.

2 Conditions precedent and termination

2.1 Conditions precedent

GPT Management's obligations under clause 3 are subject to the conditions precedent in clauses 3.1 and 3.2 of the Merger Implementation Agreement being satisfied or waived in accordance with clause 3 of the Merger Implementation Agreement.

2.2 Termination

Unless otherwise agreed between GPT Management and LLC, GPT Management's obligations under this deed poll terminate:

(a) if any of the conditions in clauses 3.1 and 3.2 of the Merger Implementation Agreement are not satisfied or waived on or before the Cut-Off Date; or

(b) automatically on the termination of the Merger Implementation Agreement.

2.3 Consequences of termination

If this deed poll terminates under clause 2.2, GPT Management is discharged from further performance of its obligations under this deed poll. This discharge does not apply to:

(a) any obligations which this deed poll provides expressly survive termination; and

(b) any liability for a breach of this deed poll occurring before termination.

3 Issue of Units

3.1 Issue

Promptly on receiving payment under clause 3.3(c) of the LLC Scheme, GPT Management must issue each LLC Participant the LLC Participant's Unit Entitlement on the Implementation Date and enter in the GPT Register the name and address of the relevant LLC Participant as the holder of that Unit Entitlement.

3.2 Terms of issue

Consolidated Units issued under clause 3.1 will:

(a) rank equally with all other Consolidated Units from the time of issue;

(b) be issued on the terms set out in the GPT Constitution as modified by the GPT Constitution Modifications; and

(c) be Stapled to the relevant LLC Participant's Shares on a one-for-one basis with effect immediately from issue.

3.3 Satisfying the obligation to issue Units

GPT Management may satisfy its obligation to issue Consolidated Units to each LLC Participant by:

(a) on the Implementation Date, causing the name and registered address (as at the Record Date) of that LLC Participant to be entered into the GPT Register as holder of the Consolidated Units issued to that LLC Participant; and

(b) despatching, or procuring the despatch of, a holding statement in relation to the LLC Participant's entitlement to Stapled Securities:

(1) in the case of joint Shareholders – to the address recorded in the LLC Register at the Record Date of the person whose name appears first in the LLC Register in respect of the joint Shareholder; or

(2) otherwise – to the LLC Participant's address recorded in the LLC Register at the Record Date.

4 Other Transaction Steps

Subject to any applicable laws and the Listing Rules, GPT Management must execute all documents and take all necessary action within its power to implement the other Transaction Steps for which it is responsible as soon as reasonably practicable and in the order set out in the Transaction Steps.

5 Warranties

GPT Management makes each of the Warranties to each Shareholder (by reference to the then current circumstances) on the date of this deed poll, the Record Date and the Implementation Date. Each of the Warranties is severable and separately enforceable.

6 GPT Management's capacity and liability

6.1 Capacity

GPT Management makes this deed poll only in its capacity as responsible entity of GPT and in no other capacity. References in this deed poll to GPT Management are to be construed accordingly.

6.2 Limitation of liability

(a) Liabilities arising under, or in connection with, this deed poll can be enforced against GPT Management only to the extent to which they can be satisfied out of the assets of GPT out of which GPT Management is actually indemnified for the liability.

(b) Shareholders cannot seek recourse to any assets that GPT Management holds in any capacity other than as responsible entity of GPT. In particular, Shareholders cannot:

(1) seek appointment of a receiver or receiver and manager (except in relation to GPT's assets), liquidator, provisional liquidator, administrator or any similar person to GPT Management; or

(2) prove in any liquidation, administration or arrangement of, or affecting, GPT Management (except in relation to GPT's assets).

(c) GPT Management does not have to incur any obligation under this deed poll unless its liability in respect of that obligation is limited in the same manner as in this clause 6.2.

(d) No attorney, agent, receiver or receiver and manager appointed under this deed poll is authorised to act on behalf of GPT Management in a way that exposes GPT Management to any personal liability.

(e) Subject to clause 6.3, the limitations in this clause 6.2 apply despite any other term of this deed poll, and extend to all GPT Management's liabilities in connection with any act, error, omission, agreement, transaction, representation or obligation relating to this deed poll.

6.3 Exceptions

Clause 6.2 does not apply to any liability of GPT Management to the extent that it is not satisfied because:

(a) the extent of GPT Management's indemnification out of GPT's assets is reduced under GPT's constitution or by operation of law, as a result of GPT Management's fraud, negligence or breach of trust; or

(b) GPT Management failed to exercise any right of indemnity it has under GPT's constitution in respect of that obligation or liability.

GPT Management's acts, errors or omissions (including related breaches of this deed poll) do not constitute fraud, negligence or breach of trust by GPT Management for the purposes of this clause 6.3 to the extent they were caused or contributed to by any act, error or omission of any other person, other than a person referred to in section 601FB(2) of the Corporations Act.

6.4 Survival

The limitations and obligations under clause 6 survive termination of this deed poll.

7 Stamp duty

GPT Management must pay all stamp duty (if any) imposed on this deed poll and on any instrument or other document executed to give effect to this deed poll.

8 Notices

8.1 Sending notices

Any notice or other communication including any request, demand, consent or approval, to GPT Management:

(a) must be in legible writing and in English addressed as shown below:

Address: Level 4, 30 The Bond, 30 Hickson Road, Millers Point, NSW 2000 Australia

Attention: Company Secretary

Facsimile: +612 9236 6020

or as specified to the sender by GPT Management by notice;

(b) where the sender is a company, must be signed by a director or officer or under the common seal of the sender;

(c) is regarded as being given by the sender and received by GPT Management:

(1) if by delivery in person, when delivered to GPT Management;

(2) if by post, 3 Business Days from and including the date of postage;

(3) if by facsimile transmission, when legibly received (subject to clause 8.2) by GPT Management; or

but if the delivery or receipt is on a day which is not a Business Day or is after 4.00 pm (GPT Management's time), it is regarded as received at 9.00 am on the following Business Day; and

(d) can be relied upon by GPT Management, and GPT Management is not liable to any other person for any consequences of that reliance, if GPT Management believes it to be genuine, correct and authorised by the sender.

8.2 Facsimile transmissions

A facsimile transmission is regarded as legible unless GPT Management telephones the sender within 2 hours after transmission is received or regarded as received under clause 8.1(c) and informs the sender that it is not legible.

8.3 Addressees

In this clause 8, a reference to GPT Management includes a reference to GPT Management's directors, officers, employees or agents.

9 General

9.1 Nature of deed poll

(a) GPT Management acknowledges that any Shareholder from time to time may rely on and enforce this deed poll in accordance with its terms even though the Shareholders are not party to it.

(b) This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(1) GPT Management has fully performed all its obligations under this deed poll; or

(2) the earlier termination of this deed poll under clause 2.

9.2 Business Day

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the following Business Day.

9.3 Governing law and jurisdiction

(a) This deed poll is governed by the laws of New South Wales.

(b) GPT Management irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales and irrevocably waives any objection to the venue of any legal process being New South Wales on the basis that the process has been brought in an inconvenient forum.

9.4 Prohibition and enforceability

(a) Any provision of, or the application of any provision of, this deed poll or any right, power, authority, discretion or remedy which is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

(b) Any provision of, or the application of any provision of, this deed poll which is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

9.5 Waivers

(a) Waiver of any right arising from a breach of this deed poll or of any right, power, authority, discretion or remedy arising upon breach of this deed poll or upon the occurrence of a default must be in writing and signed by the person or persons granting the waiver.

(b) A failure or delay in exercise, or partial exercise, of:

(1) a right arising from a breach of this deed poll or the occurrence of a default; or

(2) a right, power, authority, discretion or remedy created or arising upon default under this deed poll or upon the occurrence of a default,

does not result in a waiver of that right, power, authority, discretion or remedy.

(c) A person is not entitled to rely on a delay in the exercise or non exercise of a right, power, authority, discretion or remedy arising from a breach of this deed poll, or on the occurrence of a default, as constituting a waiver of that right, power, authority, discretion or remedy.

(d) A person may not rely on any conduct of another person as a defence to exercise of a right, power, authority, discretion or remedy by that other person.

(e) This clause may not itself be waived except by writing.

9.6 Variation

This deed poll may not be varied unless:

(a) the variation is agreed to by LLC and GPT Management in writing; and

(b) the Court indicates that the amendment would not itself preclude approval of the LLC Scheme or preclude judicial advice to the effect that GPT Management is justified in proceeding with the steps required to implement the Merger.

GPT Management will then execute a further deed poll in favour of the Shareholders giving effect to such amendment.

9.7 Cumulative rights

Rights, powers, authorities, discretions and remedies under this deed poll are cumulative and do not exclude any other right, power, authority, discretion or remedy of the party or those for whose benefit this deed poll is made.

9.8 Assignment

GPT Management and each Shareholder may not:

(a) transfer the benefit of or any interest in, or create a Security Interest in or against, its rights, powers, authorities, discretions and remedies under this deed poll; or

(b) transfer its obligations under this deed poll.

Executed as a Deed Poll:

[Execution clause]

Schedule 1 – Glossary

Merger Implementation Agreement means the Merger Implementation Agreement between LLC and GPT Management dated 26 August 2004.

Warranty means each of the following representations and warranties:

(a) **bodies corporate**: GPT Management is duly incorporated and validly existing under the Corporations Act.

(b) **power and authority**: GPT Management has full power and authority to enter into, perform its obligations and exercise its rights under this deed poll and to carry out the transactions this deed poll contemplates.

(c) **authorisations**: GPT Management has taken all necessary action to authorise it to enter into and perform its obligations under this deed poll and to carry out the transactions this deed poll contemplates.

(d) **valid obligations**: Subject to laws generally affecting creditors' rights and the principles of equity, each of GPT Management's obligations under this deed poll is valid and binding and is enforceable against GPT Management in accordance with the terms of this deed poll.

Definitions in Merger Implementation Agreement

Unless expressly defined in this deed poll, expressions defined in the Merger Implementation Agreement have the same meaning in this deed poll.

Interpretation

In this deed poll, headings and boldings are for convenience only and do not affect the interpretation of this deed poll and, unless the context requires otherwise:

(a) words importing the singular include the plural and vice versa;

(b) words importing a gender include any gender;

(c) other parts of speech and grammatical forms of a word or phrase defined in this deed poll have a corresponding meaning;

(d) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency;

(e) a reference to any thing (including any right) includes a part of that thing, but nothing in this paragraph implies that performance of part of an obligation constitutes performance of the obligation;

(f) a reference to a clause, party or schedule is a reference to a clause of, and a party and schedule to, this deed poll and a reference to this deed poll includes any schedule;

(g) a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(h) a reference to an agreement includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing;

(i) a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;

(j) a reference to a document includes any agreement in writing, or any certificate, notice, instrument or other document of any kind;

(k) a reference to a party to a document includes that party's successors and permitted assigns;

(l) a reference to an asset includes all property of any nature, including a business, and all rights, revenues and benefits;

(m) a reference to dollars and $ is a reference to the lawful currency of the Commonwealth of Australia;

(n) a reference to any time is a reference to that time in Sydney; and

(o) a reference to a body (including an institute, association or authority), other than the party, whether statutory or not:

(1) that ceases to exist; or

(2) whose powers or functions are transferred to another body,

is a reference to the body that replaces it or substantially succeeds to those of its powers or functions that relate to the subject matter of this deed poll;

(p) a reference to anything that the party must do, or not do, includes:

(1) its acts, defaults and omissions, whether direct or indirect, and whether on its own account, or for or through any other person; and

(2) acts, defaults and omissions that it permits or suffers to be done, or not done, by any other person; and

(q) a reference to anything done or not done by a trust includes a reference to things done or not done by the trustee of the trust in the trustee's capacity as trustee of the trust.

Use of 'include' and 'in particular'

Use of the expressions 'include' and 'in particular' does not limit the generality of the preceding words, or exclude anything not expressly included or particularised, unless this deed poll expressly provides otherwise.

This Deed Poll

Dated: 7 October 2004

by Lend Lease Corporation Limited
ABN 32 000 226 228
of Level 4, 30 The Bond, 30 Hickson Road, Millers Point, NSW 2000 Australia
(**LLC**)

in favour of each Unitholder from time to time

Recitals

A. On 26 August 2004, LLC and GPT Management entered into the Merger Implementation Agreement.

B. In the Merger Implementation Agreement, LLC agreed to execute all documents and take all necessary action within its power to assist GPT Management to implement the GPT Arrangements and other Transaction Steps as soon as reasonably practicable subject to any applicable laws and the Listing Rules.

C. LLC makes this deed poll to covenant in favour of Unitholders to issue Shares under the GPT Arrangements and complete the other Transaction Steps for which it is responsible.

This deed poll provides

1 Interpretation

This deed poll will be interpreted in accordance with schedule 1. Capitalised expressions used in this deed poll have the meanings set out in schedule 1.

2 Conditions precedent and termination

2.1 Conditions precedent

LLC's obligations under clause 3 are subject to the conditions precedent in clauses 3.1 and 3.2 of the Merger Implementation Agreement being satisfied or waived in accordance with clause 3 of the Merger Implementation Agreement.

2.2 Termination

Unless otherwise agreed between GPT Management and LLC, LLC's obligations under this deed poll terminate:

(a) if any of the conditions in clauses 3.1 and 3.2 of the Merger Implementation Agreement are not satisfied or waived on or before the Cut-Off Date; or

(b) automatically on the termination of the Merger Implementation Agreement.

2.3 Consequences of termination

If this deed poll terminates under clause 2.2, LLC is discharged from further performance of its obligations under this deed poll. This discharge does not apply to:

(a) any obligations which this deed poll provides expressly survive termination; and

(b) any liability for a breach of this deed poll occurring before termination.

3 Issue of Shares

3.1 Issue

Promptly on receiving payment under section 5.6(b) of schedule 3 of the Merger Implementation Agreement, LLC must issue each GPT Participant the GPT Participant's Share Entitlement on the Implementation Date and enter in the LLC Register the name and address of the relevant GPT Participant as the holder of that Share Entitlement.

3.2 Terms of issue

Shares issued under clause 3.1 will:

(a) rank equally with all other Shares from the time of issue;

(b) be issued on the terms set out in the New LLC Constitution; and

(c) be Stapled to the relevant GPT Participant's Consolidated Units on a one-for-one basis with effect immediately from issue.

3.3 Satisfying the obligation to issue Shares

LLC may satisfy its obligation to issue Shares to each GPT Participant by:

(a) on the Implementation Date, causing the name and registered address (as at the Record Date) of that GPT Participant to be entered into the LLC Register as holder of the Shares issued to that GPT Participant; and

(b) despatching, or procuring the despatch of, a holding statement in relation to the GPT Participant's entitlement to Stapled Securities:

(1) in the case of joint Unitholders – to the address recorded in the GPT Register at the Record Date of the person whose name appears first in the GPT Register in respect of the joint Unitholder; or

(2) otherwise – to the GPT Participant's address recorded in the GPT Register at the Record Date.

4 Other Transaction Steps

Subject to any applicable laws and the Listing Rules, LLC must execute all documents and take all necessary action within its power to implement the other Transaction Steps for which it is responsible as soon as reasonably practicable and in the order set out in the Transaction Steps.

5 Warranties

LLC makes each of the Warranties to each Unitholder (by reference to the then current circumstances) on the date of this deed poll, the Record Date and the Implementation Date. Each of the Warranties is severable and separately enforceable.

6 Stamp duty

LLC must pay all stamp duty (if any) imposed on this deed poll and on any instrument or other document executed to give effect to this deed poll.

7 Notices

7.1 Sending notices

Any notice or other communication including any request, demand, consent or approval, to LLC:

(a) must be in legible writing and in English addressed as shown below:

Address: Level 4, 30 The Bond, 30 Hickson Road, Millers Point, NSW 2000 Australia
Attention: Company Secretary
Facsimile: +612 9252 2192

or as specified to the sender by LLC by notice;

(b) where the sender is a company, must be signed by a director or officer or under the common seal of the sender;

(c) is regarded as being given by the sender and received by LLC:

(1) if by delivery in person, when delivered to LLC;

(2) if by post, 3 Business Days from and including the date of postage;

(3) if by facsimile transmission, when legibly received (subject to clause 7.2) by LLC; or

but if the delivery or receipt is on a day which is not a Business Day or is after 4.00 pm (LLC's time), it is regarded as received at 9.00 am on the following Business Day; and

(d) can be relied upon by LLC, and LLC is not liable to any other person for any consequences of that reliance, if LLC believes it to be genuine, correct and authorised by the sender.

7.2 Facsimile transmissions

A facsimile transmission is regarded as legible unless LLC telephones the sender within 2 hours after transmission is received or regarded as received under clause 7.1(c) and informs the sender that it is not legible.

7.3 Addressees

In this clause 7, a reference to LLC includes a reference to LLC's directors, officers, employees or agents.

8 General

8.1 Nature of deed poll

(a) LLC acknowledges that any Unitholder from time to time may rely on and enforce this deed poll in accordance with its terms even though the Unitholders are not party to it.

(b) This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(1) LLC has fully performed all its obligations under this deed poll; or

(2) the earlier termination of this deed poll under clause 2.

8.2 Business Day
Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the following Business Day.

8.3 Governing law and jurisdiction
(a) This deed poll is governed by the laws of New South Wales.

(b) LLC irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales and irrevocably waives any objection to the venue of any legal process being New South Wales on the basis that the process has been brought in an inconvenient forum.

8.4 Prohibition and enforceability
(a) Any provision of, or the application of any provision of, this deed poll or any right, power, authority, discretion or remedy which is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

(b) Any provision of, or the application of any provision of, this deed poll which is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

8.5 Waivers
(a) Waiver of any right arising from a breach of this deed poll or of any right, power, authority, discretion or remedy arising upon breach of this deed poll or upon the occurrence of a default must be in writing and signed by the person or persons granting the waiver.

(b) A failure or delay in exercise, or partial exercise, of:

(1) a right arising from a breach of this deed poll or the occurrence of a default; or

(2) a right, power, authority, discretion or remedy created or arising upon default under this deed poll or upon the occurrence of a default,

does not result in a waiver of that right, power, authority, discretion or remedy.

(c) A person is not entitled to rely on a delay in the exercise or non exercise of a right, power, authority, discretion or remedy arising from a breach of this deed poll, or on the occurrence of a default, as constituting a waiver of that right, power, authority, discretion or remedy.

(d) A person may not rely on any conduct of another person as a defence to exercise of a right, power, authority, discretion or remedy by that other person.

(e) This clause may not itself be waived except by writing.

8.6 Variation
This deed poll may not be varied unless:

(a) the variation is agreed to by LLC and GPT Management in writing; and

(b) the Court indicates that the amendment would not itself preclude approval of the LLC Scheme or preclude judicial advice to the effect that GPT Management is justified in proceeding with the steps required to implement the Merger.

LLC will then execute a further deed poll in favour of the Shareholders giving effect to such amendment.

8.7 Cumulative rights
Rights, powers, authorities, discretions and remedies under this deed poll are cumulative and do not exclude any other right, power, authority, discretion or remedy of the party or those for whose benefit this deed poll is made.

8.8 Assignment
LLC and each Unitholder may not:

(a) transfer the benefit of or any interest in, or create a Security Interest in or against, its rights, powers, authorities, discretions and remedies under this deed poll; or

(b) transfer its obligations under this deed poll.

Executed as a Deed Poll
[Execution clause]

Schedule 1 – Glossary

Merger Implementation Agreement means the Merger Implementation Agreement between LLC and GPT Management dated 26 August 2004.

Warranty means each of the following representations and warranties:

(a) **bodies corporate**: LLC is duly incorporated and validly existing under the Corporations Act.

(b) **power and authority**: LLC has full power and authority to enter into, perform its obligations and exercise its rights under this deed poll and to carry out the transactions this deed poll contemplates.

(c) **authorisations**: LLC has taken all necessary action to authorise it to enter into and perform its obligations under this deed poll and to carry out the transactions this deed poll contemplates.

(d) **valid obligations**: Subject to laws generally affecting creditors' rights and the principles of equity, each of LLC's obligations under this deed poll is valid and binding and is enforceable against LLC in accordance with the terms of this deed poll.

Definitions in Merger Implementation Agreement

Unless expressly defined in this deed poll, expressions defined in the Merger Implementation Agreement have the same meaning in this deed poll.

Interpretation

In this deed poll, headings and boldings are for convenience only and do not affect the interpretation of this deed poll and, unless the context requires otherwise:

(a) words importing the singular include the plural and vice versa;

(b) words importing a gender include any gender;

(c) other parts of speech and grammatical forms of a word or phrase defined in this deed poll have a corresponding meaning;

(d) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency;

(e) a reference to any thing (including any right) includes a part of that thing, but nothing in this paragraph implies that performance of part of an obligation constitutes performance of the obligation;

(f) a reference to a clause, party or schedule is a reference to a clause of, and a party and schedule to, this deed poll and a reference to this deed poll includes any schedule;

(g) a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(h) a reference to an agreement includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing;

(i) a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;

(j) a reference to a document includes any agreement in writing, or any certificate, notice, instrument or other document of any kind;

(k) a reference to a party to a document includes that party's successors and permitted assigns;

(l) a reference to an asset includes all property of any nature, including a business, and all rights, revenues and benefits;

(m) a reference to dollars and $ is a reference to the lawful currency of the Commonwealth of Australia;

(n) a reference to any time is a reference to that time in Sydney; and

(o) a reference to a body (including an institute, association or authority), other than the party, whether statutory or not:

  (1) that ceases to exist; or

  (2) whose powers or functions are transferred to another body,

  is a reference to the body that replaces it or substantially succeeds to those of its powers or functions that relate to the subject matter of this deed poll;

(p) a reference to anything that the party must do, or not do, includes:

  (1) its acts, defaults and omissions, whether direct or indirect, and whether on its own account, or for or through any other person; and

  (2) acts, defaults and omissions that it permits or suffers to be done, or not done, by any other person; and

(q) a reference to anything done or not done by a trust includes a reference to things done or not done by the trustee of the trust in the trustee's capacity as trustee of the trust.

Use of 'include' and 'in particular'

Use of the expressions 'include' and 'in particular' does not limit the generality of the preceding words, or exclude anything not expressly included or particularised, unless this deed poll expressly provides otherwise.

ANNEXURE E. SUMMARY OF LEND LEASE CONSTITUTION

The rights, duties and powers of Lend Lease Shareholders are governed by the terms of Lend Lease's constitution, the general law relating to companies, as well as by the Corporations Act, ASIC rulings and the Listing Rules (and applicable waivers).

This information annexure contains a summary of the main provisions of Lend Lease's constitution which will apply to Lend Lease Shareholders and GPT Unitholders (as the holders of Lend Lease Shares) on implementation of the Merger.

Stapling

- (**stapling of shares**): Lend Lease may staple GPT Units to its ordinary shares to form stapled securities.
- (**registration**): Stapled securities held by a member must be registered in a stapled security register.
- (**transfer**): An ordinary share must not be issued or transferred to a person unless, at the same time, that person is issued with or receives a transfer of a GPT Unit which is stapled to the ordinary share to form a stapled security.
- (**number of issued shares**): The number of issued ordinary shares must equal the number of issued GPT Units (excluding the Unstapled Units).
- (**shares to continue stapled**): Lend Lease and its shareholders must not do anything which would result in Lend Lease's ordinary shares no longer forming part of a stapled security.
- (**reorganisation**): Lend Lease must not reorganise its ordinary shares unless there is a corresponding reorganisation of GPT Units at the same time;
- (**stapled entity consents**): GPT Management's consent must be obtained to any amendment to the constitution which directly affects the terms on which ordinary shares are stapled or removes any restriction on the transfer of ordinary shares, which also applies to the transfer of GPT Units, unless that restriction is removed from the GPT Units at the same time.
- (**securities to be dealt with consistently**): Lend Lease must use every reasonable endeavour to procure that stapled securities are dealt with in a manner which is consistent with the manner in which GPT Units are dealt with under the constitution of GPT.
- (**cessation of stapling provisions**): Lend Lease is empowered to determine that the stapling provisions in the constitution cease to have effect on a particular date, subject to the prior approval by special resolution of shareholders and GPT Unitholders.
- (**stapling provisions prevail**): Subject to law, the Listing Rules and the ASTC Settlement Rules, the stapling provisions prevail over other provisions of the constitution to the extent of any inconsistency.
- (**stapling of additional securities in the future**): The amendments to the constitution will enable the directors, subject to the Corporations Act and the Listing Rules, to staple additional securities to the ordinary shares in the future. The provisions applicable to stapled GPT Units apply equally in respect of any additional stapled securities.

Shares

- (**share issues**): Subject to the stapling provisions, the directors may issue, grant options over or otherwise dispose of shares including preference shares.
- (**effect of issuing further shares**): The rights attached to a share will not be varied by the issue of additional shares ranking equally with that share.
- (**alterations of share capital**): Subject to the stapling provisions and the Corporations Act, the directors may do anything necessary to give effect to a resolution altering Lend Lease's share capital.
- (**restricted securities**): Restricted securities (as defined in the Listing Rules) must not be disposed of during an escrow period.

- **(lien and forfeiture)**: Lend Lease has a lien over every share for all due and unpaid calls and instalments, amounts outstanding on loans made by Lend Lease to acquire shares under an employee incentive scheme or other scheme, any amounts Lend Lease is called upon to pay by any law and all interest and expenses incurred because the amount is unpaid.
- **(share plan)**: Directors may as permitted by the Corporations Act and the Listing Rules, implement share plans on such terms as they think fit and give financial assistance in connection with the acquisition of shares in Lend Lease or a related body corporate under that plan.

General meetings

- **(convening and notice of meetings)**: Notice of a general meeting of Lend Lease must be given in accordance with the Corporations Act. The directors may convene a general meeting whenever they think fit and a meeting may otherwise be convened in accordance with the Corporations Act. While stapling applies, the directors may convene a meeting of shareholders in conjunction with a meeting of GPT Unitholders and can make the rules of conduct for those meetings. The chairperson has a casting vote.
- **(proxy)**: Shareholders may be present at a meeting in person or by proxy, attorney or representative. Proxy forms must be received by Lend Lease at its registered office or other place specified in the notice of meeting and in the manner specified in the notice of meeting, no less than 48 hours prior to the time for holding the meeting.
- **(quorum)**: A quorum for all matters other than the election of the chairperson and adjournment of a meeting is three or more shareholders holding at least 5% of the votes that may be cast at the general meeting, present personally by proxy or attorney and entitled to vote.
- **(voting)**: Subject to any rights or restrictions attached to any shares or class of shares, each shareholder is entitled to attend and vote at a general meeting of Lend Lease. Unless a poll is demanded, resolutions are decided at a general meeting on a show of hands. Each shareholder present at a general meeting has:
  - on a show of hands, one vote;
  - on a poll, one vote for each fully paid share held and in respect of which the shareholder is entitled to vote; and
  - on a poll, a fraction of a vote for each partly paid share held by the shareholder and in respect of which the shareholder is entitled to vote.

Directors

- **(number of directors)**: The minimum number of directors is three. The maximum number of directors may be fixed by the directors but may not be less than the number of directors in office on the date the determination becomes effective.
- **(appointment and retirement of directors)**: At each general meeting, one third of the directors (rounded to the nearest whole number) and any director who at the conclusion of the meeting will have held office for three or more general meetings since last elected to office (excluding one managing director) must retire from office.

  The directors may appoint a director to fill a casual vacancy. Any director (excluding one managing director) so appointed must retire at the next general meeting following his or her appointment.
- **(removal of directors)**: Shareholders may by resolution remove a director from office in accordance with the Corporations Act, and appoint a replacement.
- **(remuneration)**: Directors are entitled to such directors' fees as they determine. However, the aggregate directors' fees in any year must not exceed $2 million or such other amount determined by shareholders at a general meeting. The fees or salary payable to an executive director must not include a commission on, or percentage of, operating revenue. Fees received by non-executive directors may be either divided between them in agreed proportions and if they are unable to agree be divided equally or a fixed sum for attending each meeting.

  Each director is entitled to be paid all travelling and other expenses properly incurred in connection with the affairs of Lend Lease. The directors may arrange for additional payments to be made to a director who performs additional services or exercises any special qualifications or makes any special exertions in connection with Lend Lease's affairs.

  At any time after a director dies or otherwise ceases to hold office, the directors may pay, or enter into a contract with, that director or his or her legal personal representative, spouse, relative or dependant to pay a benefit in respect of past services.

The directors may establish or support, or assist in the establishment or support of, funds and trusts to provide pension, retirement, superannuation or similar payments or benefits for directors, former directors or their dependants.

- **(indemnity and insurance)**: Lend Lease must indemnify and if requested enter into a deed indemnifying current and former directors, alternate directors, secretaries, senior managers and employees of:
  - Lend Lease and its wholly owned subsidiaries; and
  - any related body corporate of Lend Lease, unless the directors decide otherwise (generally or in a particular case), on a full indemnity basis and to the extent permitted by law, for all losses, costs, charges and expenses incurred in respect of any conduct or omission as an officer of Lend Lease.

  Lend Lease may, to the extent permitted by law, purchase and maintain insurance or pay or agree to pay a premium for insurance for any liability incurred by a director, alternate director, secretary, senior manager or employee for a liability incurred as an officer of Lend Lease.

Dividends and capitalisation of profits

- **(dividends)**: The directors may declare and may pay such interim and final dividends as they consider Lend Lease's financial position justifies and may pay any dividend required to be paid under the terms of issue of a share. No interest is payable in respect of dividends.
- **(dividend reinvestment plan)**: A dividend reinvestment plan, for reinvestment of cash dividends paid by Lend Lease by way of subscription for shares to be issued by Lend Lease, may be implemented and maintained by the directors on such terms as they determine from time to time.
- **(share election plan)**: A share election plan, under which shareholders may elect to receive shares as fully paid bonus shares instead of receiving the whole or part of any particular cash dividend or, future cash dividend, may be implemented and maintained by the directors.
- **(capitalisation of profits)**: Subject to the Listing Rules and any rights or restrictions attached to any shares or class of shares, the directors may capitalise and distribute among shareholders entitled to receive dividends, amounts which: form part of the undivided profits; or are profits arising from an ascertained accretion to capital or revaluation of assets; or arise from a realisation of assets; or are otherwise available for distribution as dividends.
- **(winding up)**: If Lend Lease is wound up, the liquidator may with the sanction of a special resolution divide between shareholders the whole or any part of Lend Lease's property and determine how the division is carried out and vest the whole or part of Lend Lease's property in trustees for the benefit of all of any of the members.
- **(sale of undertaking)**: Lend Lease must not sell or dispose of its main undertaking without the prior approval of shareholders by resolution in a general meeting.

ANNEXURE F. SUMMARY OF GPT CONSTITUTION

The main rules governing the rights and obligations of GPT Unitholders are set out in GPT's constitution, dated 27 November 1970 (as amended). The Corporations Act, exemptions and declarations by ASIC, the Listing Rules and the general law of trusts will also be relevant to the rights and obligations of GPT Unitholders. In particular, meetings of unitholders (including applicable voting rights), amendment to the constitution and removal of the responsible entity are primarily regulated by the Corporations Act.

The following information summarises the main provisions of GPT's constitution which govern the rights and obligations of GPT Unitholders and the powers of GPT Management (as trustee), as these provisions will apply immediately following commencement of the Merger. A complete copy of GPT's constitution is available on request (see section 9.4.2).

Investment Policy

The primary investment policy of GPT is to purchase and invest in real estate and property associated with it so as to achieve income with security and capital appreciation over a term of years.

Interest of Unitholders

Units

The beneficial interest in GPT is divided into units and no unit confers an interest in a particular part of GPT or the trust property. The GPT Constitution allows units to be issued in fractions and also allows the issue of partly paid units.

Limited Liability

The liability of each unitholder is limited to that unitholder's investment in GPT (subject to any calls made by GPT Management in respect of partly paid units).

Classes

GPT Management may at any time issue further classes of units.

Partly Paid Units and Forfeiture

Provision is made for GPT Management to make calls in respect of partly paid units. If payment is not received, such units may be forfeited and offered for sale.

Transfer

All transfers of units must be effected by a proper instrument of transfer and in a manner approved by GPT Management.

While units are listed on the ASX, subject to the stapling provisions, there are no restrictions on the transfer of units which are not "restricted securities" (as defined in the Listing Rules). GPT Management must not do anything which may prevent, delay or in any way interfere with, the registration of a transfer of units effected in accordance with the Listing Rules.

Whilst stapling applies, units forming part of a stapled security will only be accepted as a proper transfer in registrable form if accompanied by a transfer of the corresponding number of attached securities from the same transferor in favour of the same transferee. Otherwise, if not so accompanied, GPT Management will be authorised to effect a transfer of those attached securities as agent for the transferor. Likewise, a transfer of an attached security without a transfer of the unit to which it is stapled will authorise GPT Management to effect a transfer of that unit as agent for the transferor.

Joint Holders

Where two or more persons are registered as the holders of a unit or an option, they are deemed to hold the unit or option as joint tenants. GPT Management is not bound to register more than three persons as joint holders. Joint holders will be jointly and severally liable in respect of all payments, including payment of tax, which ought to be made in respect of a unit. Only the person whose name appears first in the register as one of the joint holders is entitled to notices, cheques and other communications.

Redemption

There is no general power to redeem units (except as required as part of the implementation of the Merger and as permitted by the GPT Constitution). However, GPT Management is given the power to cancel or redeem options.

Meetings
A unitholder's right the requisition, attend and vote at a GPT meeting is primarily governed by the Corporations Act. The GPT Constitution provides that the quorum for a meeting of unitholders is 10 unitholders generally or 20 unitholders in the case of a special resolution to modify the GPT Constitution or consider any other special or extraordinary resolution. Provision has been made for holding meetings of stapled security holders (while the units are stapled).

While the units are stapled, the directors, auditors and representatives of each stapled entity may attend and speak at any meeting, or invite any other person to attend and speak. Meetings of unitholders may be held in conjunction with meetings of holders of attached securities.

Stapling

Power to Staple Securities
GPT Management may cause the stapling of the units to other securities (including Lend Lease Shares). The stapling provisions will apply for so long as the unit is a component of a stapled security.

Stapling Provisions Paramount
The stapling provisions will have effect notwithstanding any other provision of the GPT Constitution.

Unstapled Units
The Unstapled Units will be a separate class, will not be stapled to Lend Lease Shares and will not be subject to the stapling provisions of the GPT Constitution.

Mechanics of Stapling
While stapling applies:

- subject to the Corporations Act, while GPT is admitted to an uncertificated trading system, a joint holding statement may be issued to evidence the holding of stapled securities;
- the number of issued units (disregarding Unstapled Units) at any time must equal the number of issued attached securities, divided by the relevant corresponding number;
- GPT Management must not issue units unless each of those units is stapled to a corresponding number of each attached security;
- GPT Management and unitholders must not do anything that would result in any unit no longer being part of a component stapled security. In particular:
  - GPT Management must not offer a unit for subscription or sale (including by way of offering options) unless an offer is made at the same time and to the same person for the corresponding number of each attached security for offer or sale;
  - an offer of a unit for subscription or sale (including by way of offering options) must require the offeree to subscribe for or buy the corresponding number of each attached security;
  - a unitholder must not sell a unit to any person unless the corresponding number of attached securities is also sold to the same person at the same time;
  - GPT Management must not issue or sell a unit to any person unless the corresponding number of each attached security is also issued or sold to the same person at the same time;
  - GPT Management must not consolidate, split, subdivide, cancel or otherwise reorganise any units unless at the same time there is a corresponding consolidation, subdivision, cancellation or other reorganisation of the attached securities;
  - GPT Management must not forfeit a holder's unit unless the attached security is also forfeited; and
  - GPT Management must not register the transmission or transfer of units unless a corresponding number of each attached security is also transmitted or transferred.

Unstapling Date
Following approval by special resolution of unitholders (and the members of other stapled entities), GPT Management may determine a date on which the stapling provisions of the GPT Constitution will cease to apply. Stapling also ceases to apply on the winding up of a stapled entity. This provision will not prevent GPT Management subsequently determining that the stapling provisions should recommence.

Stapled Security Register
GPT Management will cause a stapled security register to be set up and maintained.

GPT Management's Duties
GPT Management must have regard to the interests of unitholders and holders of the Securities in the stapled entities as a whole and not only to the interests of unitholders alone.

Calls on Partly Paid Units
The GPT Constitution will be amended to provide that while stapling applies an instalment or call on a unit will not be regarded as having been properly paid unless any amount payable at the same time in relation to a partly paid attached security is also paid.

Issue and Issue Price

Power to Issue
The GPT Constitution allows for the issue of both units and options over units. A unit or option created is regarded as issued or granted only when the person entitled to it is recorded in the register. GPT Management may, in its absolute discretion, accept or refuse to accept applications or subscriptions for units or options (other than on exercise of an option).

Issue Price
(a) General Issue Price Provisions

In this part, the 'market price' is the weighted average trading price for a unit or stapled security (if the units are stapled) for all sales on the ASX for the period of 10 Business Days immediately preceding the relevant Business Day unless GPT Management believes that this does not provide a fair reflection of the market price (in which case an approved valuer will be appointed to determine the fair market price). The approved valuer must be independent of GPT Management, have relevant market experience and determine the fair value having regard to the nature and circumstances of the proposed offer.

While units are listed on the ASX:

- if units are not stapled:
  - GPT Management may issue units at the 'market price' on the Business Day prior to the day on which the offer or issue is made; and
  - GPT Management may issue options at the consideration specified in the terms of offer for the option, where the units issued pursuant to the exercise of those options are issued at the market price of a unit immediately prior to the date on which the option is issued; or
- if the units are stapled:
  - GPT Management may issue units at a price determined by GPT Management provided that the total of the issue price of the unit and the issue price of the attached securities equals the market price for the stapled securities on the Business Day prior to the day on which the offer or issue is made; and
  - GPT Management may issue options at a price determined by GPT Management provided that the consideration for the issue of the options will be as specified in the terms of issue and, on exercise of the option, the stapled securities are to be issued such that the aggregate of the issue price of the unit and the issue price of the attached securities equals the market price for the stapled securities immediately prior to the date upon which the option is issued.

(b) Other Circumstances

Despite the above:

- where the units or stapled securities are not listed on the ASX, GPT Management may issue units at the current unit value, being the net asset value of the trust fund of GPT divided by the number of units on issue;
- in the case of placements (for placements of less than 10% of total units on Issue) without unitholder approval, GPT Management may issue units or options at an issue price determined by GPT Management provided the issue price of the units (or, if the units are stapled, the stapled securities) is not less than the market price by more than 5%;
- in the case of placements with unitholder approval (where the approval complies with the particular voting and class requirements in the GPT Constitution), GPT Management may issue units or options at an issue price determined by GPT Management;
- in the case of rights issues of units, GPT Management may issue units at an issue price determined by GPT Management provided the issue price of the units or, if the units are stapled, the stapled securities is not less than 50% of the market price. There is a similar provision in respect of rights issues of options;
- in the case of a distribution reinvestment plan, GPT Management may issue units at an issue price determined by GPT Management provided that the issue price of the units or, if the units are stapled, the stapled securities is not less than 95% of the market price; and
- in the case of unitholder purchase plans, GPT Management may issue units at an issue price determined by GPT Management provided that no unitholder may apply for more than $5,000 in units (or if stapled, stapled securities) in any consecutive 12 month period.

Income and Distributions

GPT Management must pay each unitholder a distribution entitlement by a date not more than two calendar months after the end of each distribution period (ie not more than two months after 31 March, 30 June, 30 September and 31 December). That total distribution entitlement is the gross income realised by GPT from its operations less expenses arising in deriving that income plus any additional amount GPT determines is distributable. Each unitholder's distribution entitlement is calculated by multiplying that total distribution entitlement by the proportion that the paid up proportion of the unitholder's holding of units bears in relation to the total paid up amount of GPT Units on issue.

Trustee's Powers, Remuneration, Indemnities and Costs

Powers

GPT Management has all the powers it is possible to confer upon a trustee as if it were the absolute and beneficial owner of the trust fund. GPT Management may delegate to another person to exercise its powers and perform its obligations.

Remuneration

GPT Management is entitled to receive a fee of 0.30% of the gross asset value of GPT for each half year ending 30 June and 31 December. However, GPT Management may waive the whole or any part of the remuneration to which it is entitled.

Costs and Indemnity

GPT Management is entitled to be indemnified and reimbursed from GPT for all costs incurred in the proper performance of its duties.

Limitation of Liability

The GPT Constitution provides that GPT Management (and each director and officer of GPT Management) is not personally liable to unitholders or any other person in connection with its office and GPT Management will not be liable to any unitholder to any greater extent than that to which it is entitled to be and is in fact indemnified out of the assets of the trust fund.

Advice

GPT Management may take and act upon advice and will not be liable for things done in reliance upon such advice.

Retirement and Removal

GPT Management as responsible entity may retire or can be replaced in accordance with the Corporations Act. On retirement or removal, GPT Management must give the new responsible entity all books, documents and records relating to GPT.

Term of the Trust and Termination

The trust ends on the earliest of: the 80th anniversary of the date of its establishment; the date determined by GPT Management as the date on which the trust is to be terminated; and the date on which the trust is terminated under the GPT Constitution or by law.

In a winding up GPT Management must realise the GPT trust fund, pay costs incurred in winding up the trust and pay amounts due to GPT Management or other creditors of the trust. Then, subject to any special rights or restrictions attached to any unit, GPT Management must distribute the net proceeds of realisation among unitholders pro rata in accordance with the paid up proportion of units held by unitholders.

ANNEXURE G. LEND LEASE AND GPT ANNOUNCEMENTS TO THE ASX

List of Lend Lease announcements to the ASX since 18 August 2004

ASX Announcement	Date
Lend Lease Proposes to Acquire all Units in GST	1 October 2004
Formation of Real Estate Securities Joint Venture with Resolution Capital Limited	29 September 2004
Lend Lease/GPT Joint Market Briefing – The Merged Lend Lease Group Philosophy, Strategy, Operations	16 September 2004
Response to Market Speculation – World Trade Center	15 September 2004
2004 Final Dividend – Chairman's Letter and Share Disposition Forms	15 September 2004
Merger Implementation Agreement Signed for Merged Lend Lease Group	26 August 2004
Preliminary Final Report & Full Year Accounts & Presentation	18 August 2004

List of GPT announcements to the ASX since 29 March 2004

ASX Announcement	Date
Lend Lease Proposes to Acquire all Units in GPT Split Trust	1 October 2004
Unwinds Joint Venture Arrangement at Sunshine Plaza	30 September 2004
Commences Macarthur Square Expansion	27 September 2004
Lend Lease/GPT Joint Market Briefing – The Merged Lend Lease Group Philosophy, Strategy, Operations	16 September 2004
Merger Implementation Agreement Signed for Merged Lend Lease Group	26 August 2004
2004 Mid Year Report	23 August 2004
New Executive Management Structure for Merged Lend Lease Group	17 August 2004
GPT Agrees Merger Terms with Lend Lease	6 August 2004
Trading Halt	6 August 2004
Half Year Results Presentation Correction	29 July 2004
Half Year Results Presentation	29 July 2004
2004 Mid Year Results: Quality Portfolio Delivers Strong Growth	29 July 2004
Half Yearly Report/Half Year Accounts	29 July 2004
GPT Unable to Agree Merger Terms with Lend Lease	27 July 2004
Trading Halt	27 July 2004
Acquisition of P&O Australian Resorts	7 July 2004
Letter to Unit Holders: Update on LLC's proposal to merge with GPT	5 July 2004
Appointment of New Company Secretary and Legal Counsel	25 June 2004
GPT Further Expands Homebush Bay Presence	31 May 2004
Response to Lend Lease Corporation Merger Proposal	24 May 2004
Trading Halt	20 May 2004
March Quarterly Update	4 May 2004
Initial Director's Interest Notice	3 May 2004

ASX Announcement (continued)	Date
AGM Presentation	29 April 2004
CEO and Fund Manager's Address to AGM	29 April 2004
Chairman's AGM Address to Shareholders	29 April 2004
Results of AGM	29 April 2004
March Quarter Distribution	29 April 2004
Appointment of Ross Taylor to GPT Board	28 April 2004
GPT Office Portfolio Leasing Update	13 April 2004
Notification under ASIC Class Order 02/1180	2 April 2004
Appendix 3B – To Fund Development Pipeline	2 April 2004
GPT Completes Successful Placement	2 April 2004
Financial Performance Presentation	1 April 2004
GPT to Acquire Premium Sydney Office Asset	1 April 2004
Notice of Meeting	29 March 2004
Annual Report	29 March 2004
Change of Address	29 March 2004

NOTICE OF COURT ORDERED SCHEME MEETING

Notice is given that in accordance with an order of the Supreme Court of New South Wales made on 8 October 2004 pursuant to section 411(1) of the Corporations Act 2001 (Cth) a meeting of members of Lend Lease Corporation Limited (the **Company**) will be held at the Wesley Conference Centre, 220 Pitt Street, Sydney, New South Wales on Wednesday, 17 November 2004 at 10:00am.

The business of the meeting is to consider and, if thought fit, pass the following resolution:

> "THAT pursuant to and in accordance with section 411 of the Corporations Act 2001 (Cth) the scheme of arrangement proposed to be made between Lend Lease Corporation Limited and the holders of its ordinary shares, as more particularly set out in Annexure A of the Explanatory Memorandum accompanying the notice convening this meeting, is agreed to (with or without modification as approved by the Supreme Court of New South Wales)".

Notes

This notice of meeting should be read in conjunction with the Explanatory Memorandum that accompanies the notice. The Explanatory Memorandum contains an explanation of the resolution and further information about the proposed scheme of arrangement and merger with General Property Trust to enable you to make an informed decision as to how to vote on the resolution.

Voting

Registered holders of shares in the Company at 7:00pm on Monday, 15 November 2004 (**voting record date**) are eligible to attend and vote, either in person or by proxy, at the meeting.

Voting on the resolution will be by way of poll. On a poll, you will have one vote for every share in the Company for which you are the registered holder on the voting record date. The resolution will not be passed unless:

- a majority number of members present and voting, either in person or by proxy, at the meeting vote in favour of the resolution; and
- at least 75% of the votes cast on the resolution are cast in favour of the resolution.

Chairman

The Court has appointed Mr David Crawford or, failing him, Mr Richard Longes to act as chairman of the meeting and has directed the chairman to report the result of the resolution to the Court.

Proxies

If you are unable to attend the meeting, you may appoint a person to act as your proxy at the meeting by completing the attached Proxy Form. Proxy Forms must be received in accordance with the instructions on the back of the Proxy Form by 10:00am on Monday, 15 November 2004. Please note that:

- a member entitled to attend and cast at least two votes may appoint not more than two proxies;
- where two proxies are appointed, each proxy may be appointed to represent a specified proportion of the member's voting rights. If no proportion is specified, each proxy may exercise half of the member's voting rights; and
- a proxy need not be a member of the Company.

Corporate shareholders

A corporate shareholder wishing to appoint a person to act as its representative at the meeting must provide that person with a letter executed in accordance with the company's constitution and the Corporations Act 2001 authorising him or her to act as the company's representative at the meeting. The authority may be lodged at the Company or the share registry in advance of the meeting by no later than 10:00am on Monday, 15 November 2004 or handed in at the meeting when registering as a corporate representative.

RSVP information

If you are NOT able to attend the meeting, you do not need to RSVP. If you wish to attend the meeting, please RSVP by 8 November 2004, either:

- by telephone: 1800 230 300; or
- by email: **agm.rsvp@lendlease.com.au**.

When you RSVP, please advise if you wish to bring a guest.

Registration

- Registration will commence at 9:00am.
- For ease of registration, please bring your Proxy Form to the meeting.
- The Wesley Conference Centre is located in Pitt Street, Sydney between Market and Park Streets.

Court approval

In accordance with section 411(4)(b) of the Corporations Act 2001, to become effective, the Share Scheme (with or without modification) must be approved by an order of the Court and an office copy of Court order approving the Share Scheme must be lodged with ASIC. If the resolution put to the meeting is passed by the required majorities, and the other Merger Conditions are satisfied or waived, the Company intends to apply to the Court for approval of the Share Scheme.

The accompanying Explanatory Memorandum forms part of this notice of meeting.

By order of the Board:

S. Sharpe

Sue Sharpe
Secretary, 15 October 2004

CORPORATE DIRECTORY

Lend Lease Corporation Limited
ABN 32 000 226 228

Registered office
Level 4, 30 The Bond
30 Hickson Road
Millers Point NSW 2000

Directors
David Crawford (Chairman)
Greg Clarke (Managing Director and Chief Executive Officer)
Richard Longes (Deputy Chairman)
Joanne Curin
Gordon Edington
Peter Goldmark

Secretaries
Phil Crewes
Sue Sharpe

Share registry
ASX Perpetual Registrars Limited
Level 8
580 George Street
Sydney NSW 2000

Mail to:
Lend Lease Share Registry
Locked Bag A14
Sydney South NSW 1235

Lend Lease Merger Information Line
Within Australia: 1300 302 138
Outside Australia: +61 (2) 9240 7468

GPT Unitholder Information Line
Within Australia: 1800 350 150
Outside Australia: +61 (2) 9278 9045

Lend Lease

www.lendlease.com

Lend Lease

Lend Lease Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
(612) 9236 6111
Facsimile
(612) 9252 2192
www.lendlease.com

15 October 2004

Dear Shareholder

The Board is pleased to report a significant turnaround in Group performance for 2004. Lend Lease returned to profitability with total profit after tax of A$333.5 million, and net after tax operating profit of A$237.4 million, which was in line with guidance provided throughout the year. The final dividend for the year was 26 cents per share, unfranked.

This improvement demonstrates that the strategic decisions taken over the past eighteen months are beginning to deliver results. Under the stewardship of Greg Clarke, the Company has completed several major initiatives which have refocused the Group on its core businesses and put Lend Lease back on the road towards sustainable earnings growth. Importantly, the result demonstrates our capacity to deliver earnings growth to the proposed Lend Lease / GPT merged business.

Our 2004 Annual Report provides further details on the Group's activities in its core businesses and highlights the progress we have made under the new regionalised structure.

On the reverse of this letter is the Notice of our Annual General Meeting. Please note our new venue at:

Wesley Conference Centre
220 Pitt Street
Sydney

Wednesday, 17 November 2004
Commencing at 10.00am (registration commences at 9.00am)

The Notice contains resolutions relating to the election of Directors, amendment of the constitution, the proposed merger of Lend Lease with General Property Trust and the non-executive directors retirement benefit plan. In addition to these resolutions shareholders will separately be asked to consider a resolution to approve the scheme of arrangement to enable the Lend Lease / GPT Merger to proceed. Details of that resolution are set out in a separate Notice of Meeting which is included in the Explanatory Memorandum sent with this notice. The Proxy Form included with this Notice covers both the scheme resolution and the resolutions forming part of the Annual General Meeting.

At the bottom of the Notice you will find information on how you can RSVP and register for the meeting. You are also welcome to join the Board after the meeting for light refreshments, tea and coffee. If you are unable to attend the meeting, please remember to either lodge your proxy by fax or by post in the enclosed reply paid envelope.

I invite you to join the Board, Greg Clarke and members of the Executive Team at our Annual General Meeting, where we will discuss the Group's performance and plans for the future. We will also be happy to respond to any questions you may have.

On behalf of the Board of Directors, I look forward to seeing you on 17 November.

Yours sincerely

David Crawford
Chairman

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the 2004 Annual General Meeting will be held at the Wesley Conference Centre, 220 Pitt Street, Sydney, New South Wales on Wednesday, 17 November 2004 at 10.00am.

Ordinary Business

Accounts and Reports

1. To receive and consider the Financial Report of the Company and reports of the Directors and Auditors for the year ended 30 June 2004.

Election of Directors

2. To consider and, if thought fit, to pass the following resolutions as ordinary resolutions:
   (a) that Mr D A Crawford, being a Director of the Company who retires by rotation in accordance with Rule 6.1(f) of the Constitution, being eligible, is re-elected as a Director of the Company; and
   (b) that Mr G G Edington, being a Director of the Company who retires by rotation in accordance with Rule 6.1(f) of the Constitution, being eligible, is re-elected as a Director of the Company.

Special Business

Amendment of the Constitution

To consider and, if thought fit, to pass the following resolution as a special resolution:

3. That the Constitution of the Company be amended, with effect on and from 5pm on Wednesday 17 November 2004 in the manner described in the Explanatory Notes accompanying the notice convening this meeting and shown in the copy of the Constitution submitted to the meeting and for the purposes of identification signed by the Chairman of the meeting and marked "A" (so that all text which is underlined in that copy is inserted into the Constitution and all text which is struck through in that copy is deleted from the Constitution).

Special Business Relating to the Merger

Further amendment of the Constitution (to facilitate the Merger)

To consider and, if thought fit, to pass the following resolution as a special resolution:

4. That the Constitution of the Company be amended, with effect on and from the Effective Date (as defined in this Notice of Meeting), in the manner described in the Explanatory Memorandum accompanying the notice convening this meeting and shown in the copy of the Constitution submitted to the meeting and for the purposes of identification signed by the Chairman of the meeting and marked "B" (so that all text which is underlined in that copy is inserted into the Constitution and all text which is struck through in that copy is deleted from the Constitution).

For the purposes of resolutions 4 and 7, the "Effective Date" means the date, if any, on which an order of the Supreme Court of New South Wales approving the scheme of arrangement proposed to be made between Lend Lease Corporation Limited and the holders of its ordinary shares, as more particularly set out in Annexure A of the Explanatory Memorandum accompanying and forming part of the notice of meeting, is lodged with the Australian Securities and Investments Commission.

Approval of Stapling Deed

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

5. That approval be given to:
   (a) the execution, delivery and performance by the Company of its obligations under the Stapling Deed (being in the form set out in Annexure C of the Explanatory Memorandum accompanying and forming part of the notice convening this meeting); and
   (b) the giving of financial benefits by the Company and any entity it controls to GPT Management Limited (ABN 94 000 335 473), General Property Trust (ARSN 090 110 357), any entity controlled by either of them, and any trustee of any trust controlled by General Property Trust from time to time under, or pursuant to, any transaction entered into in accordance with the Stapling Deed.

Approval of Off-Market Buy-Back

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

6. That the members of the Company approve:
   (a) the buy back of up to 35,925,925 of its issued ordinary shares by buy-back agreements under an off-market buy-back tender; and
   (b) the terms and entry into by the Company of the buy-back agreements to the extent that approval of such buy-back agreements is required under the Corporations Act 2001 (Cth),

   as detailed in the Buy-Back Overview accompanying and forming part of the notice convening this meeting.

Non-Executive Directors' Retirement Benefit Plan

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

7. That the members of the Company approve, under section 200E of the Corporations Act 2001 (Cth), with effect on and from the Effective Date, the replacement of the Company's existing Non-Executive Directors' Retirement Benefit Plan (approved by shareholders at the 2000 AGM) with a new retirement benefit plan as described in the Explanatory Notes accompanying and forming part of the notice convening this meeting.

Explanatory Notes and Related Materials

Shareholders are referred to the Explanatory Notes accompanying and forming part of the notice of meeting.

Shareholders should also consider the Explanatory Memorandum, Buy-Back Overview and other related documents accompanying and forming part of the notice of meeting.

Proxies

If you are unable to attend the meeting, you may appoint a person to act as your proxy at the meeting by completing the attached Proxy Form. Proxy Forms must be received in accordance with the instructions on the back of the Proxy Form by 10.00am on Monday, 15 November 2004. Please note that:

- a shareholder entitled to attend and cast at least two votes may appoint not more than two proxies.
- where two proxies are appointed, each proxy may be appointed to represent a specified proportion of the shareholder's voting rights. If no proportion is specified, each proxy may exercise half of the shareholder's voting rights.
- a proxy need not be a shareholder of the Company.

Determination of Right to Vote

The Board has determined that, for the purposes of the meeting, shares will be taken to be held by the persons who were the registered holders of those shares at 7.00 pm on Monday, 15 November 2004. Accordingly, share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the meeting.

Corporate Shareholders

A corporate shareholder wishing to appoint a person to act as its representative at the meeting must provide that person with a letter executed in accordance with the company's constitution and the Corporations Act 2001 authorising him or her to act as the company's representative. The authority may be sent to the Company and/or Share Registry in advance of the meeting or handed in at the meeting when registering as a corporate representative.

Voting Exclusion

The Company will disregard any votes cast on Resolution 7 by any person who is or has agreed to become a non-executive director of the Company. However, the Company will not disregard a vote if:

- it is cast as proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
- it is cast by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

RSVP Information

If you are NOT able to attend the meeting, you do not need to RSVP. If you wish to attend the meeting, please RSVP by Monday 8 November 2004, either:

- by telephone: 1800 230 300; or
- by email: agm.rsvp@lendlease.com.au

When you RSVP, please advise if you wish to bring a guest.

Registration

- registration will commence at 9.00am.
- for ease of registration, please bring your Proxy Form to the meeting.
- the Wesley Conference Centre is located in Pitt Street between Martin and Park Streets.

By order of the Board

S. Sharpe

Sue Sharpe
Secretary, 15 October 2004

LEND LEASE 2004 ANNUAL GENERAL MEETING – EXPLANATORY NOTES TO NOTICE OF MEETING

Resolution 1 – Accounts and Reports

The Corporations Act requires the Financial Report and the Reports of the Directors and Auditors to be laid before the Annual General Meeting and the Company's Constitution provides for these Reports to be received and considered. Neither the Corporations Act nor the Constitution requires a vote of shareholders at the Annual General Meeting on these Reports. However, shareholders will be given the opportunity to raise questions at the Meeting.

Resolution 2 – To elect Directors

The following information is provided in respect of each candidate:

D A Crawford, Chairman (Non Executive)
Mr Crawford, aged 60, joined the Board in July 2001 and was appointed Chairman in May 2003. He is a Member and former Chairman of the Risk Management & Audit Committee.

Experience and Qualifications
Previously Mr Crawford was National Chairman of the Australian firm of KPMG. He has extensive accounting and business experience having worked with many large corporations and governments. His qualifications are Bachelor of Commerce and Bachelor of Laws from the University of Melbourne. He is a Fellow of the Institute of Chartered Accountants.

Other Directorships and Positions
Mr Crawford is a Non Executive Director of BHP Billiton Limited, Foster's Group Limited, National Foods Limited and Westpac Banking Corporation and Chairman of the Australian Ballet. He is also a Member of the Advisory Board of Allens Arthur Robinson and Treasurer of the Melbourne Cricket Club.

Term of office, independence and relationships with the company and other directors
Mr Crawford was last re-elected as a Director at the Annual General Meeting held on 1 November 2001. The Board considers Mr Crawford to be an independent director (refer to the 2004 Annual Report for the Company's definition of independent directors). Mr Crawford does not have any other relationships with either the Company or other directors.

The Board unanimously recommends that shareholders vote in favour of Mr Crawford's re-election.

G G Edington (Non Executive)
Mr Edington, aged 59, joined the Board in 1999 and is Chairman of the Risk Management & Audit Committee and a Member of the Personnel & Organisation Committee.

Experience and Qualifications
Qualified as a Chartered Surveyor, Mr Edington brings to the Board extensive UK and international experience in the property sector. Mr Edington was a Director of BAA plc and Chairman of BAA International. He joined BAA plc in 1988, became a Member of the Board in 1991 and has been the Chairman of six BAA companies. He is a past President of the British Property Federation, was the Chairman of UK property company Greycoat Estates Limited and was a Member of the Bank of England Property Forum. He has also been involved with a number of charitable organisations.

Other Directorships and Positions
Mr Edington is Chairman of Garden Park Investments Limited and Chairman of the Trustees of NCH, a leading UK children's charity.

Term of office, independence and relationships with the company and other directors
Mr Edington was last re-elected as a Director at the Annual General Meeting held on 12 November 2003. The Board considers Mr Edington to be an independent director (refer to the 2004 Annual Report for the Company's definition of independent directors). Mr Edington does not have any other relationships with either the Company or other directors.

The Board unanimously recommends that shareholders vote in favour of Mr Edington's re-election.

Special Business

Resolution 3 – Amendment of Constitution

The Company adopted a new Constitution in 1997. The Constitution has been subsequently amended, including as recently as 2003. Since that time a number of amendments have been made to the Corporations Act (**Act**) and the ASX Listing Rules (**Listing Rules**). There have also been important developments regarding corporate governance and practice. The Board believes that it is appropriate to amend the Constitution to take account of these changes.

Resolution 3 differs from resolution 4, which deals with amendments to the Constitution to facilitate the stapling of Lend Lease Shares and GPT Units (**Merger**). Resolution 3 is not conditional on the Merger.

These notes summarise the key changes to the Constitution proposed by resolution 3. A copy of the current Constitution marked up to highlight the amendments proposed by resolution 3 is available for inspection at the registered office of the Company at Level 4, 30 The Bond, 30 Hickson Road, Sydney, New South Wales (between 9:00am and 5:00pm Sydney time on business days) and is also available on the Company's website at www.lendlease.com.au. A copy may be requested and will be provided free of charge by contacting Lend Lease's GPT Merger Proposal Information Line on 1300 302 138 (in Australia) or +61 2 9240 7468 (if overseas).

Definitions and interpretation
It is proposed that terms defined in the Constitution be updated to reflect changes in terminology in the Act and

Listing Rules. It is also proposed to amend rule 1.4 of the Constitution to clarify that neither the regulations in Table A of the old Corporations Law, nor the Replaceable Rules under the Act apply to the Company.

Share capital
In line with current corporate practice, the new provisions will make clear that Directors may (subject to the Act) do anything required to give effect to a resolution altering the Company's share capital including dealing with fractions of a share on a consolidation by making cash payments, determining that fractions may be disregarded, appointing a trustee to deal with the fractions or rounding up each fractional entitlement.

To update the Constitution for common industry practice, the Company's lien on shares for unpaid calls and instalments, outstanding amounts on loans and otherwise will be extended to cover reasonable interest and expenses incurred because the amount is not paid. The directors will be able to invest or otherwise use the proceeds from the sale of a share until the proceeds are claimed by the former shareholder or disposed of according to the law and will be entitled to retain interest received or money payable to a former shareholder.

Share transfers
The Constitution currently permits the directors to decline to register a transfer of shares in the Company in certain circumstances. It is proposed that those circumstances be extended to recognise the particular circumstances referred to in the Listing Rules (including where the Company has a lien over the shares to be transferred and where registration of the transfer may breach Australian law). The proposed amendments will also allow the Company to provide to members notice of (and reasons for) declining to register a transfer of shares within the timeframes set out in the Act and Listing Rules (2 months under the Act), rather than the 5 business day timeframe currently prescribed by the Constitution.

Meetings
To ensure consistency with the procedures for general meetings set out under the Act the new provisions will clarify that:

- general meetings requisitioned under the Act may not be postponed without the consent of the requisitioning member(s);
- in all circumstances other than adjournment of a meeting or appointment of a chairperson, a quorum consists of 3 or more members holding at least 5% of the votes that may be cast at the general meeting. (Under current provisions a quorum consists of 3 or more members holding 5% of issued capital of the Company, irrespective of the voting rights attaching to those shares, or the capacity of the members to vote the relevant resolutions to be considered at the general meeting); and
- the general law powers of the chairperson are not limited by the Constitution.

The new provisions will also make provision for meetings of directors to be held, and notices of directors' meetings to be sent, by electronic means. Having regard to the potential technical difficulties that may be associated with electronic means of communication, the amendments will allow the chairperson to adjourn or continue directors' meetings (if a quorum is present) where a technical difficulty occurs.

Communications with members
Consistent with the Act, it is proposed that the Constitution be amended to permit notices of meeting (and other communications) to be sent, or made available, to members by electronic means and to allow proxy appointments to be sent to the Company by electronic means (or otherwise received by the Company in accordance with the Act).

Executive officers
In accordance with general industry practice, it is proposed that the Constitution be amended to clarify that an executive officer's acts will not be invalidated by reason only of the executive officer having vacated office if, when the relevant act was done, the officer was unaware that their office had been vacated.

Company seal
It is proposed that the company's seal provisions be updated to reflect that the Company no longer maintains "official seals" and to clarify the use by the Company of duplicate seals.

Distribution of profits
Consistent with the Act, the new provisions will enable the directors to rescind a decision to pay a dividend if they decide, before the payment date, that the Company's financial position no longer justifies the payment. Reflecting the requirements of the Act and the Listing Rules, the new provisions will also require that dividends be paid equally on all shares except in respect of partly paid shares (where dividends must be paid in proportion to the amounts paid up on the shares, excluding amounts credited). The timing of dividends is also made subject to the ASX Settlement and Transfer Corporation Pty Ltd's operating rules (**ASTC Settlement Rules**).

Further amendments are proposed to increase flexibility in the form of distribution payments. Where directors decide to make payment of distributions by electronic or other means and the member has not nominated an account to the Company, the Company may retain the amount payable in a separate account until an account has been nominated, without any obligation to pay interest. In addition, where the Company distributes to members securities or financial products in the Company or another entity, the member appoints the Company as an agent to do anything to give effect to that distribution.

Indemnities
The indemnity provisions are amended following definitional changes to the Act, to confirm the persons to whom the indemnity will apply, namely any person who is or was a director, alternate director, secretary, senior manager or employee of the Company, a wholly owned subsidiary of the Company or a related body corporate.

Clarification and tidying
Additional amendments are made to the Constitution to clarify and tidy existing provisions and to incorporate changes to the Constitution approved by the Company's members at previous meetings. These amendments are made to reflect the intention of the original provisions and no substantive effect is intended to result from these changes.

Special Business Relating to the Merger

Resolutions 4, 5, 6, and 7 relate to the proposed merger of the Company with General Property Trust. The Constitution amendments, Stapling Deed, the off-market buy-back and changes to retirement benefit arrangements are all conditional on the Merger proceeding.

Explanatory material to assist shareholders in deciding how to vote on resolutions 4 and 5 is set out in section 8.3 of the Explanatory Memorandum which accompanies and forms part of the notice convening this meeting.

Explanatory material to assist shareholders in deciding how to vote on resolution 6 is set out in the Buy-Back Overview booklet which accompanies and forms part of the notice convening this meeting.

The Merger is conditional on resolutions 4 and 5 being passed by the required majorities of members.

Resolution 7 – Non-Executive Directors' Retirement Benefit Plan

Existing Plan

The Company currently offers its non-executive directors a share based plan (**Existing Plan**) for retirement benefits. The Company's shareholders approved the plan at its 2000 annual general meeting.

Broadly, the Company is authorised to annually issue to, or acquire for the benefit of, each non-executive director a number of shares in the Company which is equal in value to up to 0.25 times the director's fees for the previous calendar year. Shares allocated under the plan are only accessible on retirement by the relevant director, however shares may be sold at an earlier time to the extent necessary to meet an earlier tax liability in respect of the shares.

Impact of Merger

Upon implementation of the Merger the Existing Plan will become inoperative.

This is because the governing documents for the plan (as well as original shareholder approvals) only contemplate the issue to directors of shares in the Company (not Stapled Securities). Following the Merger, shares in the Company may only be issued as a component of Stapled Securities. The anticipated tax effects of this change are likely to considerably increase the cost of the Existing Plan to the Company.

Proposed New Plan

Accordingly, to ensure continuance of the previously approved benefits, if the Merger proceeds, the Company proposes to replace the Existing Plan with a new non-executive director retirement benefit plan (**New Plan**) which provides to non-executive directors, on retirement from office, equivalent cash benefits linked to the performance of Stapled Securities formed by the Merger.

The New Plan will operate so as to provide to directors benefits of equivalent value to those they would otherwise have received under the Existing Plan, except that directors will be paid their benefits on retirement in cash, rather than shares.

The New Plan will involve the following elements:

- the Company may issue to each non-executive director in any year a number of "RBP Awards" which is equal in value to up to 0.25 times the total fees payable to the director for acting as a director of the Company in the previous calendar year;
- the value of an RBP Award on allocation will be the weighted average price of a Stapled Security traded on the ASX during the 5 business days prior to 1 January each year;
- the value of RBP Awards will fluctuate in line with the value of the Stapled Securities to which they are referable. At any point in time, the value of a director's RBP Awards will correspond to the market value of an equivalent number of Stapled Securities traded on the ASX plus an amount equivalent to the value of any distributions which would have been payable on such stapled securities from the date of allocation of the relevant RBP Awards;
- on retirement, directors will be entitled to a cash payment equal to the then value of their RBP Awards;
- the New Plan will only apply to persons who are non-executive directors of the Company as at the date of this resolution and any persons appointed as non-executive directors of the Company from time to time; and
- directors do not acquire any rights to, or interest in, Stapled Securities.

Existing benefits acquired under the Existing Plan

On implementation of the Merger, shares in the Company issued to, or acquired for the benefit of, a director under the Existing Plan will be stapled to GPT units and will become Stapled Securities. These securities will continue to be held (and distributed to relevant directors on retirement) in accordance with the terms of the Existing Plan.

These securities will not be affected by the approval (or otherwise) of the New Plan.

Factors affecting the value of the retirement benefit

The number of RBP Awards allocated to each non-executive director each year will depend on the market price of the Stapled Securities to which they are referable at the time of allocation and the amount of the non-executive director's fees received from the Company in the previous calendar year.

The value of the retirement benefit paid to each director will depend on the length of the director's term of office, the total number of RBP Awards allocated to the director under the New Plan during that term and the price of Stapled Securities at the time of their retirement. The Stapled Security price may go up or down depending on the market. The ultimate retirement benefit will therefore be linked to Stapled Security price performance.

Shareholder approval

The Board is seeking shareholder approval under section 200E of the Corporations Act 2001 (Cth) for the above arrangements, effectively substituting the New Plan for the Existing Plan as described above, conditional on the Merger proceeding.

Lend Lease

OVERVIEW OF THE OFF-MARKET BUY-BACK

This Booklet is important and requires your immediate attention. You should read all of this document. If you are in any doubt as to what you should do, you should consult your investment, financial, taxation or other professional adviser.

IMPORTANT NOTICES

What is this document?

This document (the **Buy-Back Overview**) provides shareholders of Lend Lease Corporation Limited (ACN 000 226 228) (**Lend Lease**) with additional details of the proposed off-market buy-back tender to be offered by Lend Lease in conjunction with its proposed merger with General Property Trust (ARSN 090 110 357) (**GPT**) by way of stapling of Lend Lease Shares to GPT Units (the **Merger**) to form the "Lend Lease Group" (the **Merged Group**). It provides important information to assist Lend Lease Shareholders in deciding whether to ***approve*** the Off-Market Buy-Back. This Buy-Back Overview is dated 15 October 2004.

Other key documents

Together with this Buy-Back Overview, you should also have received a separate document titled "Notice of Meeting and Explanatory Memorandum" (the **Explanatory Memorandum**). You should read this Buy-Back Overview in conjunction with the Explanatory Memorandum. The Explanatory Memorandum contains further detail about the Merger, including information relating to the assets and liabilities, financial position, performance, distributions and prospects of the Merged Group and the rights and liabilities attaching to the Stapled Securities in the Merged Group (**Stapled Securities**). The Explanatory Memorandum also contains an investigating accountant's report by KPMG on pro-forma historical information, an investigating accountant's report by KPMG Transaction Services (Australia) Pty Limited on forecast financial information, an independent expert's report prepared by Ernst & Young Transaction Advisory Services Limited and a tax report by Greenwoods & Freehills Pty Limited.

No investment advice

The information outlined in this Buy-Back Overview does not constitute financial product advice and has been prepared without reference to your particular investment objectives, financial situation, taxation position and particular needs. It is important that you read this Buy-Back Overview and the Explanatory Memorandum (the **Merger Documents**) in their entirety before making any investment decision and any decision on how to vote on the Merger and on the Buy-Back Resolution. If you are in any doubt in relation to these matters, you should consult your investment, financial, taxation and other professional adviser.

In particular, in considering the prospects of the Merged Group, it is important that you consider the risk factors identified in section 3.17 of the Explanatory Memorandum that could affect the financial performance of the Merged Group and the other information contained in the Merger Documents in light of your own particular circumstances. Past performance is no indication of future performance. If you are in any doubt in relation to these matters, you should consult your investment, financial, taxation or other professional adviser.

Regulatory Information

This Buy-Back Overview together with the Explanatory Memorandum constitute the explanatory statement for the Share Scheme for the purposes of section 411(2) of the Corporations Act. The Buy-Back Overview also constitutes a statement pursuant to section 257D(2) of the Corporations Act setting out information known to Lend Lease which is material to the decision how to vote on the Buy-Back Resolution to the extent required by that section. Draft copies of these documents were provided to ASIC on 21 September 2004 in accordance with sections 218 and 411(2) of the Corporations Act. ASIC has been requested to provide a statement in accordance with section 411(17)(b) of the Corporations Act that ASIC has no objection to the Share Scheme. If ASIC provides that statement, it will be produced to the Court at the time of the Court hearing to approve the Share Scheme.

The Explanatory Memorandum is also a product disclosure statement issued by GPT Management Limited (ABN 94 000 335 473) (**GPT Management**) under Part 7.9 of the Corporations Act. The product disclosure statement is dated 15 October 2004 and was lodged with ASIC on that date. GPT Management Limited is the responsible entity of GPT. The product disclosure statement relates to financial products comprising GPT Units.

Neither ASIC nor any of its officers takes any responsibility for the contents of the Merger Documents.

Copies of the Merger Documents have also been provided to the Australian Stock Exchange Limited (**ASX**). Neither the ASX nor any of its officers takes any responsibility for the contents of the Merger Documents.

Defined terms

Capitalised terms used in this Buy-Back Overview are defined in the Glossary of Terms in section 10 of this Buy-Back Overview and in section 13 of the Explanatory Memorandum (unless the context requires otherwise). The Glossary of Terms also sets out some rules of interpretation which apply to this Buy-Back Overview.

Forward looking statements

The Merger Documents include forward looking statements based on Lend Lease's and GPT Management's current expectations about future events including pro-forma forecast statements of financial performance for the year ending 30 June 2005. The prospective information is, however, subject to risks, uncertainties and assumptions that could cause actual results to differ materially from the expectations described in such prospective information. Factors which may affect future financial performance include those risks identified in section 3.17 of the Explanatory Memorandum, the assumptions not proving correct and other matters not currently known to, or considered material by, Lend Lease and GPT Management.

Statements of intent in relation to future events (including in relation to events targeted to occur in financial years ending 30 June 2006 and 30 June 2007) should not be taken to be a forecast or prediction that those events will occur. Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement and deviations are both normal and to be expected. None of Lend Lease, GPT Management, their respective officers, or any person named in the Merger Documents or involved in the preparation of the Merger Documents makes any representation or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement. Accordingly, you are cautioned not to place undue reliance on those statements.

The forward looking statements in the Merger Documents reflect views held by Lend Lease or GPT Management (as applicable) only as at the date of this Buy-Back Overview.

Responsibility statement

The information concerning Lend Lease and the intentions, views and opinions of Lend Lease and its directors contained in each Merger Document (the **Lend Lease Information**) have been prepared by Lend Lease and its directors and is the responsibility of Lend Lease. GPT Management and its directors and officers do not assume any responsibility for the accuracy or completeness of the Lend Lease Information.

The information concerning GPT (including the information contained in section 9 of the Explanatory Memorandum) and the intentions, views and opinions of GPT Management and its directors contained in each Merger Document (the **GPT Information**) have been prepared by GPT Management and its directors and are the responsibility of GPT Management. Lend Lease and its directors and officers do not assume any responsibility for the accuracy or completeness of the GPT Information. The information concerning the Merged Group has been prepared jointly by Lend Lease and GPT Management based on information each entity has provided to the other.

The information concerning the Merged Group has been prepared jointly by Lend Lease and GPT Management based on information each entity has provided to the other.

US securities law disclaimer

The Merger involves an exchange under the US Securities Act of 1933, as amended (the **Securities Act**) of Lend Lease Shares for Stapled Securities that are comprised of Lend Lease Shares and units in GPT which is a non-US company. The proposed Merger and the issue of Stapled Securities are subject to Australian disclosure requirements, which are different from those of the United States of America (**US**). Financial statements included in the Merger Documents have been prepared in accordance with Australian accounting standards and Australian generally accepted accounting principles (**GAAP**) which may not be comparable to the financial statements of a US company. For Lend Lease Shareholders resident in the US, there are significant differences between Australian GAAP and US GAAP and these differences might be material. The financial information included in the Merger Documents was prepared with a view towards compliance with Australian practice and not US Securities and Exchange Commission (**SEC**) guidelines and rules. Further information for Lend Lease Shareholders resident in the US about these matters is set out in section 11.5 of the Explanatory Memorandum.

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, as Lend Lease and GPT Management are located in Australia, and some or all of their respective officers and directors may be residents of countries other than the US. You may not be able to sue Lend Lease or GPT Management or their respective officers or directors in a non-US court for violations of the US securities laws. It may be difficult to compel Lend Lease and GPT Management and their affiliates to subject themselves to a US court's judgment. You should be aware that Lend Lease may repurchase Lend Lease Shares and subscribe for GPT Units through other transactions which are described in the Merger Documents.

The Stapled Securities have not been registered under the Securities Act, or any applicable US state securities laws. Such securities may not be offered or sold in the US unless such securities have been registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available.

Notice to Lend Lease Shareholders in jurisdictions other than Australia

The Merger Documents are subject to Australian disclosure requirements. The financial information has been prepared in accordance with Australian GAAP and is presented in an abbreviated form and does not contain all the disclosures that are usually provided in an annual report prepared in accordance with the Corporations Act. Australian disclosure requirements and Australian GAAP may be different from those applicable in other jurisdictions. Lend Lease Shareholders who are subject to taxation outside Australia should consult their tax adviser as to the applicable law consequences of the Merger.

The Merger Documents do not in any way constitute an offer of securities in any place in which, or to any person to whom, it would not be lawful to make such an offer. Important information in relation to the Off-Market Buy-Back for Lend Lease Shareholders resident in jurisdictions other than Australia is set out in section 9 of this Buy-Back Overview and will also be set out in the Off-Market Buy-Back Booklet. In particular, Lend Lease Shareholders resident in the United Kingdom (**UK**), Singapore and Hong Kong should read the additional information set out in sections 9.2, 9.3 and 9.4 respectively.

Privacy

Lend Lease and GPT Management may collect personal information in the process of implementing the Merger and the Off-Market Buy-Back. Such information may include the name, contact details and security holdings of Lend Lease Shareholders and the name of persons appointed by those persons to act as a proxy, corporate representative or attorney at the meetings held to give effect to the Merger and approve the Off-Market Buy-Back. The primary purpose of the collection of personal information is to assist Lend Lease and GPT Management to conduct these meetings and implement the Merger and the Off-Market Buy-Back. Personal information of the type described above may be disclosed to the share and unit registries of Lend Lease and GPT respectively, print and mail service providers, authorised securities brokers, related bodies corporate of Lend Lease, and the Sale Banks and their related bodies corporate. Lend Lease Shareholders have certain rights to access personal information that has been collected. Lend Lease Shareholders should contact Lend Lease's share registry in the first instance, if they wish to access their personal information. Lend Lease Shareholders who appoint a named person to act as their proxy, corporate representative or attorney should ensure that they inform that person of these matters.

OFF-MARKET BUY-BACK

Lend Lease is proposing to buy back up to $388 million of Lend Lease Shares under an off-market buy-back tender prior to implementation of the Merger (the **Off-Market Buy-Back**).

The Off-Market Buy-Back will not proceed unless it is approved by the required majority of Lend Lease Shareholders. At the 2004 Annual General Meeting, Lend Lease Shareholders will consider and, if thought fit, pass a resolution approving the Off-Market Buy-Back. The resolution is set out as item 6 in the notice of meeting for the Annual General Meeting (the **Buy-Back Resolution**). To be approved, the Buy Back Resolution requires that a majority of votes cast on the resolution by Lend Lease Shareholders (either in person at the meeting or by proxy) be cast in favour of the resolution. Other conditions for the Off-Market Buy-Back are set out in section 4.1 below.

This Buy-Back Overview sets out important explanatory and other information which Lend Lease Shareholders should consider in ***deciding whether to approve*** the Off-Market Buy-Back. Eligible Shareholders will shortly receive a separate Off-Market Buy-Back Booklet (expected to be on or around 1 November 2004) which will contain important information to assist in ***deciding whether to participate*** in the Off-Market Buy-Back (if approved) for all or some of their Eligible Buy-Back Shares. The Off-Market Buy-Back Booklet will also describe what you need to do to participate in the Off-Market Buy-Back.

1 Reasons for the Off-Market Buy-Back

As a result of the sale of a number of businesses, Lend Lease currently has surplus capital which it was returning to its shareholders through on-market buy-backs. Given the proposed merger with GPT, it is not possible to complete the planned on-market buy-backs before the Merger is implemented. Therefore, Lend Lease proposes to complete its previously announced level of buy-backs through a pre-Merger off-market buy-back. The Lend Lease Directors believe that completing an off-market buy-back before the Merger is completed offers a number of advantages for Lend Lease Shareholders.

1.1 Gearing levels

The Off-Market Buy-Back, together with other measures being undertaken as part of the Merger, will allow the Merged Group to achieve a level of gearing from commencement of the Merger that is within the long term target range of gearing for the Merged Group. Section 7 highlights the impact of the Off-Market Buy-Back on gearing of the Merged Group.

1.2 Aligns future sources and uses of capital

Lend Lease considers it is more likely that future acquisitions by the Merged Group that require equity funding will be of investment properties that would be held by GPT rather than businesses or development assets that would be owned by Lend Lease. Given this, Lend Lease considers it is appropriate to return capital from where there is currently excess capital (Lend Lease) and, when acquisitions requiring equity funding are made, to raise capital at that time Future equity raisings would involve the issue of Stapled Securities, which will result in part of the capital being raised from the issue of GPT Units and part from the issue of Lend Lease Shares.

1.3 Alternative to participation in stapling

The Off-Market Buy-Back provides an alternative to some Lend Lease Shareholders who do not wish to receive Stapled Securities or participate in the Cash Sale Facility if the Merger proceeds. A summary of some of the advantages and disadvantages of participation in the Off-Market Buy-Back against other available alternatives is set out at section 6 below.

1.4 Other features

Other features of the Off-Market Buy-Back are:

- all Eligible Shareholders will have an equal opportunity to participate in the Off-Market Buy-Back;
- the Off-Market Buy-Back will operate as a competitive tender process. It allows Eligible Shareholders to tender their shares at specified prices within a tender range or at a price chosen by them above the tender range, meaning that participating shareholders effectively determine the Buy-Back Price at which they wish to have their participating shares bought back;
- the competitive tender process provides Lend Lease with flexibility to set the Buy-Back Price at a level which may be attractive to Eligible Shareholders. The ability to set the Buy-Back Price at an Outlying Tender Price adds to this flexibility;
- the Off-Market Buy-Back will allow Eligible Shareholders to sell their Lend Lease Shares without necessarily appointing a stockbroker or paying any brokerage fees; and
- no tax consequence will arise for Lend Lease as a result of conducting the Off-Market Buy-Back.

2 Possible disadvantages of the Off-Market Buy-Back

The Lend Lease Directors do not think that the approval of the Off-Market Buy-Back by Lend Lease Shareholders poses any significant disadvantage to Lend Lease Shareholders. However, in making their decision Lend Lease Shareholders should, among other things, consider the following factors:

- for taxation purposes, the majority of the Buy-Back Price will be treated as an unfranked dividend with the balance of the Buy-Back Price being treated as capital in the hands of participating Lend Lease Shareholders. Some Lend Lease Shareholders may have personal taxation reasons which make participation in the Off-Market Buy-Back (or in particular, below a particular price) undesirable in their individual circumstances (including, for example, compared to selling their Lend Lease Shares on-market on the ASX). The Off-Market Buy-Back Booklet will include further details about the tax consequences of participating in the Off-Market Buy-Back for Australian tax residents. Lend Lease Shareholders should seek their own tax advice before deciding to participate in the Off-Market Buy-Back;
- the Off-Market Buy-Back will increase the gearing of the Merged Group. The impact on gearing is set out in section 7. Refer to section 3.11.3 of the Explanatory Memorandum for further detail on the Merged Group's gearing policy; and
- the Off-Market Buy-Back will result in the Merged Group's weighting in indices such as the S&P/ASX 200 Index being lower than if the Off-Market Buy-Back did not occur. However, this should not materially disadvantage Lend Lease Shareholders, especially in light of the weighting the Merged Group is expected to have in the S&P/ASX 200 Index and also the S&P/ASX 200 Property Trust Index.

3 Recommendation of directors

The Lend Lease Directors unanimously recommend that Lend Lease Shareholders vote in favour of the Buy-Back Resolution.

The number of Lend Lease Shares held by or on behalf of Lend Lease Directors as at the date of this booklet is set out at section 10.2 of the Explanatory Memorandum.

4 Information about the Off-Market Buy-Back

4.1 Conditions

The Off-Market Buy-Back is subject to a number of conditions precedent which must be satisfied (or where applicable waived) on or before the Buy-Back Date (or such later date as Lend Lease may announce on the ASX):

- approval by Lend Lease Shareholders of the Buy-Back Resolution by the required majority;
- satisfaction or waiver of the Merger Conditions (as described in section 10.4 of the Explanatory Memorandum).

In addition, Lend Lease may in its absolute discretion decide to reduce the total dollar amount applied to the Off-Market Buy-Back or not proceed with the Off-Market Buy-Back or, if it elects to proceed, amend or terminate the Off-Market Buy-Back at any time prior to the date on which Lend Lease enters into any buy-back agreements (expected to be 6 December 2004), by making an announcement to that effect to the ASX.

Lend Lease will only proceed with the Off-Market Buy-Back if the Lend Lease Directors believe the Off-Market Buy-Back is reasonable as to price and is in the best interests of proposed holders of Stapled Securities.

For example, Lend Lease would not proceed with the Off-Market Buy-Back if the Lend Lease Directors formed the view that the capital that would otherwise fund the Off-Market Buy-Back would be better used for some other purpose, including if any suitable acquisitions are identified that are likely to provide higher returns to Stapled Security holders than expected returns from the Off-Market Buy-Back.

4.2 Shareholder approvals

As noted above, the Off-Market Buy-Back will not proceed unless the Buy-Back Resolution is approved by the required majority of Lend Lease Shareholders. To be approved, the Buy-Back Resolution requires that a majority of votes cast on the resolution by Lend Lease Shareholders (either in person at the meeting or by proxy) be cast in favour of the resolution.

Under the Corporations Act, a company must obtain the approval of its shareholders in order to buy back more than 10 percent of the smallest number of voting shares that the company had on issue during the 12 months preceding the buy-back ("**10/12 Limit**"). Lend Lease obtained this approval at the 2003 Annual General Meeting for an on-market buy-back of up to 44 million Lend Lease Shares in the 12 month period to 12 November 2004. The approval was given in addition to the then current on-market buy-back of up to 43,452,820 Lend Lease Shares over the 12 month period from 13 June 2003 to 13 June 2004.

On 6 August 2004, Lend Lease announced that it would suspend its on-market buy-back and would complete its buy-back programme via an off-market buy-back of up to $388 million of Lend Lease Shares in conjunction with the Merger. The Buy-Back Resolution will permit Lend Lease to buy back up to 35,925,925 Lend Lease Shares (under an off-market buy-back tender operating on the basis described in this Buy-Back Overview).

4.3 Value and number of shares to be bought back

The maximum value of Lend Lease Shares that will be bought back under the Off-Market Buy-Back will be $388 million.

The $388 million represents the maximum value of Lend Lease Shares that may be repurchased rather than the actual value of Lend Lease Shares that will definitely be bought back. It does not represent a commitment to repurchase a number of Lend Lease Shares equal to that value. At the close of the Buy-Back Period, Lend Lease will determine the total value of Lend Lease Shares it wishes to buy back under the Off-Market Buy-Back (the **Buy-Back Amount**), having regard to a number of factors including the number of Lend Lease Shares tendered in the Off-Market Buy-Back, the sale prices tendered and whether some or all of the funds to be applied in the Off-Market Buy-Back may be more appropriately used to fund any identified acquisitions consistent with the Merged Group's strategic objectives.

The number of Lend Lease Shares bought back in the Off-Market Buy-Back will depend on the Buy-Back Amount and the Buy-Back Price (see section 4.5 below) but will not be more than 35,925,925.

4.4 Who may participate?

Lend Lease will invite all Lend Lease Shareholders (other than Excluded Foreign Buy-Back Participants) who are recorded in its register of members on the Buy-Back Record Date (expected to be 26 October 2004) to participate in the Off-Market Buy-Back. Eligible Shareholders may elect to participate in the Off-Market Buy-Back in relation to some or all of their Lend Lease Shares held at the Buy-Back Record Date.

The Off-Market Buy-Back is expected to open on 1 November 2004 and close at 7:00pm on 30 November 2004 (the **Buy-Back Period**). The proposed timetable for the Off-Market Buy-Back is set out at section 5 below. While Lend Lease does not anticipate changing any of the dates and times set out in that section, it reserves the right to do so by announcement to the ASX. Any changes to the above timetable will also be notified on Lend Lease's website, www.lendlease.com.au.

Participation in the Off-Market Buy-Back is voluntary. Eligible Shareholders do not have to participate in the Off-Market Buy-Back if they do not want to. Eligible Shareholders who elect to participate will also have the right to withdraw tenders during the Buy-Back Period subject to complying with specified notification procedures.

Further information in relation to Excluded Foreign Buy-Back Participants is set out in section 9.

4.5 Price range for the Off-Market Buy-Back

Eligible Shareholders who wish to participate in the Off-Market Buy-Back will be required to specify:

- the number of Lend Lease Shares they offer to sell in the Off-Market Buy-Back, which may be up to 100% of their Lend Lease Shares held at the Buy-Back Record Date; and
- the nominated price or prices, at which their Lend Lease Shares are offered to be sold.

The prices at which Eligible Shareholders may tender their Lend Lease Shares are:

- specified prices in the range from $10.80 to $12.40 (**Tender Range**);
- a price determined by the Eligible Shareholder which is a multiple of $0.10 above $12.40 (**Outlying Price Tender**);
- the Buy-Back Price, whatever it is determined to be by Lend Lease under the tender process (**Final Price Tender**).

On the close of the Buy-Back Period, Lend Lease will determine the Buy-Back Price, being the lowest price within the range of prices tendered (but not necessarily within the Tender Range) that will enable Lend Lease to purchase the number of Lend Lease Shares it determines to buy back.

Eligible Shareholders who tender Lend Lease Shares at or below the Buy-Back Price or as a Final Price Tender will have those Lend Lease Shares bought back subject to the scale-back mechanism set out below. Lend Lease Shares that are tendered above the Buy-Back Price will not be bought back.

All Eligible Shareholders submitting successful tenders will be paid the Buy-Back Price for Lend Lease Shares bought back (even if they tendered Lend Lease Shares below the Buy-Back Price).

4.6 Overview of the scale-back mechanism

If more Lend Lease Shares are tendered at or below the Buy-Back Price (including Final Price Tenders) than Lend Lease wishes to buy back, then a scale-back will be applied as follows:

(a) if the Buy-Back Price is above the lowest price in the Tender Range then:

- tenders of Lend Lease Shares below the Buy-Back Price and Final Price Tenders will be bought back in full;
- tenders of Lend Lease Shares at the Buy-Back Price will be scaled back as follows;
  - Eligible Shareholders who have submitted tenders in respect of 100% of their Eligible Buy-Back Shares at or below the Buy-Back Price (including Final Price Tenders), and would have a shareholding of 500 Lend Lease Shares or fewer as at the end of the Buy-Back Period as a result of the scale-back, will have all of their Eligible Buy-Back Shares bought back; and
  - the number of Lend Lease Shares that will be bought back from each other Eligible Shareholder who tenders Eligible Buy-Back Shares at the Buy-Back Price will be scaled back on a pro rata basis;

(b) if the Buy-Back Price is the lowest price in the Tender Range, then all tenders at the Buy-Back Price (including Final Price Tenders) will be scaled back on a pro rata basis except that those Eligible Shareholders who have submitted tenders in respect of 100% of their Eligible Buy-Back Shares as Final Price Tenders and/or at the Buy-Back Price, and would have a shareholding of 500 Lend Lease Shares or fewer as at the close of the Buy-Back Period as a result of the scale-back, will have all of their Eligible Buy-Back Shares bought back.

Lend Lease will announce to the ASX the total number of Lend Lease Shares to be bought back, the scale-back policy and the Buy-Back Price after the close of the Buy-Back Period.

4.7 What happens if shares are not bought back?

Lend Lease Shareholders who hold Lend Lease Shares at the Stapling Record Date will hold Stapled Securities and receive the Merger Dividends described in the "Participate in the Merger and Receive Merger Dividends" option in the "Shareholder Choices" section of the Explanatory Memorandum for each of their Lend Lease Shares that is not bought back unless they choose to (or must) participate in the Cash Sale Facility.

Lend Lease Shares held by Excluded Foreign Shareholders on the Stapling Record Date will automatically participate in the Cash Sale Facility and confer an entitlement to the Merger Dividends described in the "Sell for Cash through the Cash Sale Facility" option in the "Shareholder Choices" section of the Explanatory Memorandum. Further information for Excluded Foreign Shareholders is set out at section 9.1.

5 Off-Market Buy-Back timetable

The indicative timetable for the Off-Market Buy-Back is set out in the table below.

Date and time – 2004	Event
26 October	Buy-Back Record Date – record date for determining entitlements of Lend Lease Shareholders to participate in the Off-Market Buy-Back.
1 November	First day on which Eligible Shareholders can submit a tender under the Off-Market Buy-Back.
10.00am, 17 November	Meetings of Lend Lease Shareholders held to approve the Merger and Off-Market Buy-Back.
7:00pm, 30 November	Last day on which Eligible Shareholders can submit a tender under the Off-Market Buy-Back. Tenders must be received by the Share Registry no later than 7:00 pm.
6 December	Announcement of the Buy-Back Price and number of Lend Lease Shares being bought back under the Off-Market Buy-Back.
6 December	Lend Lease Shares purchased under Off-Market Buy-Back cancelled.
6 December	Lend Lease Shares from unsuccessful tenders released
20 December	Sale proceeds paid on or before this date for Lend Lease Shares purchased under the Off-Market Buy-Back.

It should be noted that the Off-Market Buy-Back will be open for tenders to be submitted during a period which commences before, and closes 13 days after, the meetings of Lend Lease Shareholders on 17 November at which resolutions to approve the Off-Market Buy-Back and the Merger will be considered.

A more comprehensive indicative timetable for the Merger is set out in the "Important Dates" section at the beginning of the Explanatory Memorandum. As indicated in that timetable, the record date for the Merger Dividends is 3 December 2004. The entitlement to the Merger Dividends of any Lend Lease Shareholder who sells their Lend Lease Shares under the Off-Market Buy-Back will not be affected by the Off-Market Buy-Back.

The dates above are indicative dates only and Lend Lease reserves the right to change these dates. Any changes to this timetable will be notified on Lend Lease's website, www.lendlease.com.au, and announced to the ASX. All times are references to the time in Sydney, New South Wales, except where stated otherwise.

6 Comparison between Off-Market Buy-Back and other alternatives

The Off-Market Buy-Back offers an alternative means of disposal of some Lend Lease Shares to those Eligible Shareholders who do not want to receive Stapled Securities under the Merger. The other alternatives for these Eligible Shareholders are:

- dispose all or some of their shares in the Cash Sale Facility, and receive a cash amount for the Stapled Securities they would have otherwise received under the Merger (see section 12 of the Explanatory Memorandum) – participation in the Cash Sale Facility ensures that all the Lend Lease Shares that a Lend Lease Shareholder has elected to participate in the Cash Sale Facility will be disposed of, while none or only some of the Lend Lease Shares tendered under the Off-Market Buy-Back may be disposed of due to the Buy-Back Price and scale-back mechanisms; or
- sell their shares on the ASX at any time before the close of trading on the last day of trading of Lend Lease Shares (expected to be 6 December 2004).

Some of the advantages and disadvantages of participation in the Off-Market Buy-Back compared to these other alternatives, will be set out in the Off-Market Buy-Back Booklet.

Some Lend Lease Shareholders may be disadvantaged by selling into the Off-Market Buy-Back compared to selling on-market due to the classification of the majority of the Buy-Back Price as an unfranked dividend. As a result, it is expected that Lend Lease Shareholders who have a relatively low marginal tax rate will be more likely to lodge buy-back tenders at lower prices than Lend Lease Shareholders with higher marginal tax rates. Lend Lease Shareholders should seek professional advice in relation to the taxation implications of participating in the Off-Market Buy-Back in their personal circumstances.

7 Impact of the Off-Market Buy-Back on Lend Lease and the Merger

7.1 Impact on the Merged Group

The table below sets out the consolidated pro forma statement of financial position of the Merged Group as at 30 June 2004, together with adjustments to illustrate the impact of the Off-Market Buy-Back.

Statement of Financial Position As at 30 June 2004	Consolidated Pro Forma (before buy-back) 2004 ($m)	Effect of buy-back of $388m 2004 ($m)	Consolidated Pro Forma (after buy-back) 2004 ($m)
Cash	350		350
Investment properties	8,316		8,316
Inventories	1,696		1,696
Intangible assets	995		995
Other assets	3,176		3,176
Total assets	**14,533**		**14,533**
Interest bearing liabilities	3,891	388	4,279
Other liabilities	3,402		3,402
Total liabilities	7,293		7,681
Net assets	7,240	(388)	6,852
Gearing			
– Net debt to total tangible assets (excluding cash)	26.9%		29.8%
– Total debt to total tangible assets	**28.7%**		**31.6%**

Notes:

(1) The above table is based on the consolidated pro-forma statement of financial position of the Merged Group as at 30 June 2004 as set out in section 3.10.2 of the Explanatory Memorandum. The table should be read in conjunction with the notes to the statement of financial position set out in section 3.10.3 of the Explanatory Memorandum.

As highlighted in the table below, completion of the Off-Market Buy-Back improves distributions per security (**DPS**) for the Merged Group at all prices within the tender range of $10.80 to $12.40 based on Consolidated Pro Forma Forecast for the year ending 30 June 2005 (assuming 100% payout of Distributable Earnings as set out in the Explanatory Memorandum). The table below also illustrates the impact on DPS assuming the Off-Market Buy-Back is only 50% satisfied.

	Consolidated Pro Forma Forecast DPS assuming 100% of the Off-Market Buy-Back is completed 2005	Consolidated Pro Forma Forecast DPS assuming 50% of the Off-Market Buy-Back is completed 2005
Pre Off-Market Buy-Back	80.5c	80.5c
Post Off-Market Buy-Back @ $10.80	81.7c	81.1c
Post Off-Market Buy-Back @ $11.20	81.6c	81.0c
Post Off-Market Buy-Back @ $11.60	81.5c	81.0c
Post Off-Market Buy-Back @ $12.00	81.4c	80.9c
Post Off-Market Buy-Back @ $12.40	81.3c	80.9c

Notes:

(1) The above DPS alternatives are based on the underlying Consolidated Pro Forma Forecast for the year ending 30 June 2005 as set out in section 3.2.2 of the Explanatory Memorandum.

The above table and the Consolidated Pro Forma Forecast should be read together with the assumptions underlying their preparation as set out in sections 3.3 to 3.7 of the Explanatory Memorandum, the Investigating Accountant's Report prepared by KPMG Transaction Services (Australia) Pty Limited on the Consolidated Pro Forma Forecast in section 4 of the Explanatory Memorandum, the risk factors set out in section 3.17 of the Explanatory Memorandum, the sensitivities set out in section 3.8 of the Explanatory Memorandum and other information contained in these Merger Documents.

The above table and the Consolidated Pro Forma Forecast, including the assumptions on which they are based and the sensitivity to changes in the assumptions, have been prepared by the management of GPT and Lend Lease and adopted by the GPT Directors and Lend Lease Directors. The GPT Directors and Lend Lease Directors are responsible for the inclusion of all forecast information in the Merger Documents. The above table and the Consolidated Pro Forma Forecast have been presented in the Merger Documents to provide investors with a guide to the potential future financial performance of the Merged Group.

The assumptions underlying the forecasts reflect the best estimates of the GPT Directors and Lend Lease Directors based on present circumstances of anticipated economic and market conditions and the implementation of management's business strategies. While these assumptions are considered to be appropriate and reasonable at the time of preparing the above table and the Consolidated Pro Forma Forecast, many factors which may affect the results are outside the control of the Merged Group and its directors or may not be capable of being foreseen or accurately predicted. Accordingly, actual results and DPS may vary materially from the above table and the Consolidated Pro Forma Forecast. Investors are advised to review the information referred to above and make their own assessment of the future performance and prospects of the Merged Group. No party guarantees the future performance of the Merged Group.

Please refer to section 3 of the Explanatory Memorandum for more detailed analysis and assumptions.

7.2 Funding of the Off-Market Buy-Back

The maximum cash outlay for Lend Lease (before transaction costs) under the Off-Market Buy-Back is $388 million. Please refer to section 3.11.2 of the Explanatory Memorandum for more detail on Lend Lease's expected funding sources for the Merger, including the Off-Market Buy-Back.

7.3 Shares on issue

As at the time of issue of this document, Lend Lease had 398,675,475 Lend Lease shares on issue. Assuming a total of $388 million of Lend Lease Shares are bought back, the table below sets out the number of Lend Lease Shares and the percentage of total issued Lend Lease Shares which would be bought back at different Buy-Back Prices.

Assumed Buy-Back Prices	Number of shares bought back	Percentage of total issued shares bought back
$10.80	35,925,926	9.0%
$11.00	35,272,727	8.8%
$11.20	34,642,857	8.7%
$11.40	34,035,088	8.5%
$11.60	33,448,276	8.4%
$11.80	32,881,356	8.2%
$12.00	32,333,333	8.1%
$12.20	31,803,279	8.0%
$12.40	31,290,323	7.8%

1,000,000 Lend Lease Shares bought back in the Off-Market Buy-Back will represent approximately 0.25% of the total number of Lend Lease Shares on issue at the date of this document.

All Lend Lease Shares bought back under the Off-Market Buy-Back will be cancelled.

7.4 Effect of the Off-Market Buy-Back on the control of Lend Lease

While each Eligible Shareholder has the same opportunity to participate in the Off-Market Buy-Back, the percentage of each Eligible Shareholder's shareholding which may be bought back will depend on the number of Lend Lease Shares participating in the Off-Market Buy-Back, the Buy-Back Price and the application of any scale-back mechanism (if any), and any acquisitions of Lend Lease Shares made which result in substantial holdings, or increase substantial holdings, over the course of the Buy-Back Period.

Accordingly, the effect of the Off-Market Buy-Back on the control of Lend Lease will not be known until the Off-Market Buy-Back is completed. However, having regard to Lend Lease's current widely held shareholdings and assuming that is maintained, the Off-Market Buy-Back is not expected to have any change of control implications for Lend Lease.

7.5 Effect of the Off-Market Buy-Back on the interest of Lend Lease Shareholders in the Merged Group

The number of Lend Lease Shares bought back under the Off-Market Buy-Back will affect the percentage of Stapled Securities held in the Merged Group by Lend Lease Shareholders and GPT Unitholders respectively on implementation of the Merger. Essentially, a greater number of Lend Lease Shares bought back under the Off-Market Buy-Back, will result in Lend Lease Shareholders holding a smaller percentage of Stapled Securities in the Merged Group.

Assumed Buy-Back Prices	% of Stapled Securities held by Lend Lease Shareholders on implementation of the Merger	% of Stapled Securities held by GPT Unitholders on implementation of the Merger
$10.80	40.6%	59.4%
$11.00	40.6%	59.4%
$11.20	40.7%	59.3%
$11.40	40.7%	59.3%
$11.60	40.8%	59.2%
$11.80	40.8%	59.2%
$12.00	40.8%	59.2%
$12.20	40.9%	59.1%
$12.40	40.9%	59.1%

Notes:

(1) Assumes Off-Market Buy-Back of $388m is completed.

(2) If the Off-Market Buy-Back of $388m is completed at an Outlying Tender Price then the percentage of Stapled Securities held by Lend Lease Shareholders on implementation of the Merger would increase above that specified for $12.40 and the percentage held by GPT Unitholders would decrease below that specified for $12.40.

The value of Lend Lease Shares bought back under the Off-Market Buy-Back will also affect the percentage of Stapled Securities held by Lend Lease Shareholders. A larger value of Lend Lease Shares bought back under the Off-Market Buy-Back will result in the remaining Lend Lease Shareholders holding a smaller percentage of Stapled Securities in the Merged Group.

% of Stapled Securities held by Lend Lease Shareholders on implementation of the Merger

		Buy-Back Amount			
		$388m	$291m	$194m	$97m
Buy-Back Price	$10.80	40.6%	41.2%	41.8%	42.3%
	$11.20	40.7%	41.3%	41.8%	42.4%
	$11.60	40.8%	41.3%	41.9%	42.4%
	$12.00	40.8%	41.4%	41.9%	42.4%
	$12.40	40.9%	41.4%	41.9%	42.4%

If no Lend Lease Shares are bought back, Lend Lease Shareholders would hold 42.9% of the Stapled Securities.

8 Additional information

8.1 Effect of the Off-Market Buy-Back on voting rights and dividend rights

Eligible Shareholders will be entitled to vote (in accordance with the voting rights attached to their Lend Lease Shares) at the Scheme Meeting and Annual General Meeting (including in relation to the LLC Implementation Resolutions), and at any other meeting of Lend Lease Shareholders that is held during the Buy-Back Period, even if they have lodged a tender to sell Lend Lease Shares under the Off-Market Buy-Back.

Eligible Shareholders will also be entitled to any dividends (in accordance with the dividend rights attached to their Lend Lease Shares) where the record date for the dividend occurs before the date the buy-back of the Lend Lease Shares under the Off-Market Buy-Back is effected. This means that Eligible Shareholders participating in the Off-Market Buy-Back will be entitled to receive the Merger Dividends of 56.2 cents per share (comprising a special fully franked dividend of 23.8 cents and an additional pre-Merger unfranked dividend of 32.4 cents) for any shares bought back in the Off-Market Buy-Back.

8.2 Taxation matters

For taxation purposes, the majority of the Buy-Back Price will be treated as an unfranked dividend with the balance of the Buy-Back Price being treated as capital in the hands of participating Lend Lease Shareholders. This tax treatment is expected to be confirmed in a Class Ruling from the ATO. Lend Lease will provide Lend Lease Shareholders with further information regarding taxation in the Off-Market Buy-Back Booklet (expected to be sent on or around 1 November 2004).

8.3 ASIC exemption

Section 257A of the Corporations Act authorises a company to buy back its own shares if the buy-back does not materially prejudice the company's ability to pay its creditors and it follows the procedures laid down in Division 2 of Part 2J.1 of the Corporations Act. These provisions permit a company to conduct an equal access buy-back scheme if each of the following conditions set out in subsection 257B(2) is satisfied:

- the offers under the scheme relate only to ordinary shares;
- the offers are to be made to every person who holds ordinary shares to buy back the same percentage of their ordinary shares;
- all of those persons have a reasonable opportunity to accept the offers made to them;
- buy-back agreements are not entered into until a specified time for acceptances of offers has closed; and
- the terms of all the offers are the same.

An equal access buy-back in excess of the 10/12 limit (defined by section 257B(4) and (5) as 10% of the smallest number of votes attaching to voting shares that the company had on issue that year) also requires approval under section 257C of the Corporations Act by an ordinary resolution passed at a general meeting of the company.

The Off-Market Buy-Back does not technically comply with the requirements for an equal access buy-back scheme and, accordingly, is treated as a selective buy-back for the purposes of the Corporations Act. However, ASIC has agreed to grant Lend Lease an exemption under section 257D(4) of the Corporations Act to permit Lend Lease:

- to conduct the Off-Market Buy-Back similarly to the conduct of an equal access scheme;
- to utilise the scale-back mechanism (described at section 4.7 above);
- to make invitations only to Eligible Shareholders, rather than all Lend Lease Shareholder at the Buy-Back Record Date;
- to invite Eligible Shareholders to offer for sale any number of their Lend Lease Shares to Lend Lease rather than Lend Lease offering to buy back such shares; and
- to seek approval by ordinary resolution of its shareholders of the purchase of up to 35,925,925 Lend Lease Shares under the Off-Market Buy-Back.

Accordingly, Lend Lease is not required to approve the Off-Market Buy-Back in accordance with section 257D of the Corporations Act (which requires approval of the terms of a selective buy-back by a special resolution on which no votes are cast in favour by persons whose shares are proposed to be bought back or their associates).

8.4 Share price information

A graph indicating the share price performance of Lend Lease over the period from 10 September 2003 to 10 September 2004 is set out below.


$12.00
$11.50
$11.00
$10.50
$10.00
$9.50
$9.00
$8.50
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
('000s)
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Volume
Lend Lease Share Price Close

Source: IRESS

8.5 Other information

As the Off-Market Buy-Back will only occur in the context of the Merger, Lend Lease Shareholders should read the entire contents of this Buy-Back Overview and the Explanatory Memorandum in order to assist their decision whether to vote in favour of the Buy-Back Resolution.

9 Additional information for international investors

This section 9 sets out important information for Lend Lease Shareholders who are not resident in Australia. Excluded Foreign Shareholders are not eligible to participate in the Off-Market Buy-Back. All Excluded Foreign Shareholders who continue to hold Lend Lease Shares at the Stapling Record Date will automatically participate in the Cash Sale Facility (as set out in section 11 in the Explanatory Memorandum) for all their Lend Lease Shares.

Lend Lease Shareholders who are not resident in Australia should obtain advice on the taxation implications arising in their local jurisdiction of participating in the Off-Market Buy-Back.

9.1 Excluded Foreign Buy-Back Participants

You will be eligible to participate in the Off Market Buy-Back if you are a resident of Australia, New Zealand, the United States of America or Germany. Residents of all other countries will not be eligible to participate in the Off-Market Buy-Back unless you are a resident of:

- the United Kingdom, and you meet the criteria set out in section 9.2;
- Singapore, and you meet the criteria set out in section 9.3; or
- Hong Kong, and you meet the criteria set out in section 9.4.

If you are a Lend Lease Shareholder and you do not meet the above criteria, you will only be eligible to participate in the Off-Market Buy-Back under the Merger if you are able to demonstrate to Lend Lease's satisfaction before 15 November 2004 that Lend Lease may lawfully allow you to participate in the Off-Market Buy-Back either unconditionally or after compliance with such conditions as Lend Lease in its absolute discretion regards as acceptable and not unduly onerous. If you wish to make an application of this nature, you should do so in writing:

- setting out the reasons why you believe you may lawfully participate in the Off-Market Buy-Back and any conditions or requirements that Lend Lease (or any other person) would need to satisfy or comply with in order to do so; and
- attaching a signed declaration certifying that you are a person who may lawfully participate in the Off-Market Buy-Back, together with appropriate legal advice from a qualified legal adviser in your country of residence confirming the matters stated in the application and certified in the declaration.

Applications and accompanying documents should be directed to the Company Secretary, Lend Lease and sent by post or facsimile to Level 4, 30 The Bond, 30 Hickson Road, Millers Point, NSW 2000 Australia or if by facsimile, to +61 2 9383 8146, together with your name, address and other contact details. Applications must be received by no later than 5.00pm, 15 November 2004.

9.2 Shareholders in the United Kingdom

In the United Kingdom, communication of this document is restricted pursuant to Section 21 (restrictions on financial promotion) of the Financial Services and Markets Act 2000 (as amended). Lend Lease Shareholders resident in the United Kingdom who are:

- "investment professionals" (being persons having professional experience in matters relating to investments) within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) (the **Financial Promotion Order**) and are also persons falling within paragraph (2)(a) of Regulation 7 of the Public Offers of Securities Regulations 1995 (as amended) (the **POS Regulations**); or
- persons to whom one of paragraphs (2)(a) to (d) of Article 49 (high net worth companies, unincorporated associations etc.) of the Financial Promotion Order applies and are also persons falling within paragraph (2)(a) of Regulation 7 of the POS Regulations,

and who have executed a declaration in a form acceptable to Lend Lease certifying that they are a person who meets the above criteria and returned that declaration to the Company Secretary, Lend Lease (so it is received by no later than 5.00pm 15 November 2004) are eligible to participate in the Off-Market Buy-Back. Lend Lease Shareholders resident in the United Kingdom will shortly receive a form of declaration which is acceptable to Lend Lease for these purposes.

9.3 Shareholders in Singapore

The Explanatory Memorandum and this Buy-Back Overview have not been registered as a prospectus with the Monetary Authority of Singapore and do not constitute an offer to the public in Singapore. The Explanatory Memorandum and this Buy-Back Overview or any other document or material in connection with them, may not be circulated or distributed by any recipient whether directly or indirectly to the public or any member of the public in Singapore. Accordingly, only Lend Lease Shareholders resident in Singapore who:

- are persons specified in Section 274 or Section 304 (as relevant) of the Securities and Futures Act (Cap 289 of Singapore) and will comply with Section 276 and Section 304A of the Securities and Futures Act (Cap 289 of Singapore) (as relevant) (**Singapore Professional Investor**); and
- have executed a declaration in a form acceptable to Lend Lease certifying that they are a Singapore Professional Investor and returned that declaration to the Company Secretary of Lend Lease so it is received by no later than 5.00pm 15 November 2004,

are eligible to participate in the Off-Market Buy-Back. Lend Lease Shareholders resident in Singapore will shortly receive a form of declaration which is acceptable to Lend Lease for these purposes.

9.4 Shareholders in Hong Kong

The Explanatory Memorandum and this Buy-Back Overview do not constitute an offer of, or an invitation to subscribe for or purchase or dispose of, any securities in Hong Kong. The Explanatory Memorandum and this Buy-Back Overview are not a prospectus within the meaning of the Hong Kong Companies Ordinance nor are they an advertisement, invitation or document subject to section 103(1) of the Hong Kong Securities and Futures Ordinance. In addition, the Explanatory Memorandum and this Off-Market Buy-Back Overview have not been authorised or approved by the Securities and Futures Commission in Hong Kong, nor has a copy of it been registered by the Registrar of Companies in Hong Kong. Accordingly, only Lend Lease Shareholders resident in Hong Kong who:

- are "professional investors" within the meaning of the Hong Kong Securities and Futures Ordinance (Cap. 571) and any rules made thereunder (**Hong Kong Professional Investor**); and
- have executed a declaration in a form acceptable to Lend Lease certifying that they are a Hong Kong Professional Investor and returned that declaration to the Company Secretary of Lend Lease so it is received by no later than 15 November 2004,

are eligible to participate in the Off Market Buy-Back. Lend Lease Shareholders resident in Hong Kong will shortly receive a form of declaration which is acceptable to Lend Lease for these purposes.

GLOSSARY OF TERMS

Glossary of terms

Capitalised terms used in this Buy-Back Overview have the same meaning as given to those terms in the Explanatory Memorandum, unless the context requires otherwise. In addition, the following terms have the following meanings:

Buy-Back Amount means the dollar amount of Lend Lease Shares that Lend Lease decides to buy back in the Off-Market Buy-Back.

Buy-Back Date means the date Lend Lease enters into buy-back agreements with Lend Lease Shareholders to buy back Lend Lease Shares which are the subject of tenders accepted by Lend Lease which will be 6 December 2004 or such other date within the two weeks following the end of the Buy-Back Period as is determined by Lend Lease.

Buy-Back Period means the period during which Eligible Shareholders may lodge a tender to sell Lend Lease Shares in the Off-Market Buy-Back, expected to be between 1 November 2004 and 7:00pm on 30 November 2004 (inclusive).

Buy-Back Price means the price at which Lend Lease will buy back Lend Lease Shares under tenders it accepts in the Off-Market Buy-Back.

Buy-Back Resolution means the resolution to be considered by Lend Lease Shareholders at the Annual General Meeting to consider and, if thought fit, approve the Off-Market Buy-Back.

Buy-Back Record Date means the record date for determining the entitlements of Lend Lease Shareholders to participate in the Off-Market Buy-Back, being 26 October 2004 or such other date as Lend Lease may announce to the ASX.

Eligible Buy-Back Shares means in relation to all Lend Lease Shares, Lend Lease Shares in respect of which the Lend Lease Shareholder is registered as holder at the Buy-Back Record Date.

Eligible Shareholders means Lend Lease Shareholders who are registered as the holder of a Lend Lease Share in the Lend Lease register of members at the Buy-Back Record Date other than Excluded Foreign Buy-Back Participants.

Excluded Foreign Buy-Back Participant means a Lend Lease Shareholder who is not a resident of Australia and who is not eligible to participate in the Off-Market Buy-Back, as described in section 9.1 of this Buy-Back Overview.

Explanatory Memorandum means the "Notice of Meeting and Explanatory Memorandum" issued by Lend Lease on or about 15 October 2004 in relation to the proposed merger with General Property Trust.

Final Price Tender means a tender in which an Eligible Shareholder elects to receive the Buy-Back Price as determined by Lend Lease under the tender process.

Off-Market Buy-Back means the off-market buy-back tender to be offered by Lend Lease to Lend Lease Shareholders conditional on the Merger, as described in this Buy-Back Overview.

Outlying Tender Price means a price nominated under, and in accordance with, an Outlying Price Tender.

Outlying Price Tender means a tender in which the Eligible Shareholder nominates any price (which is a multiple of $0.10), above the highest price in the Tender Range, at which they wish to offer some or all of their shares.

Tender Range means $10.80 to $12.40.

Interpretation

In this Buy-Back Overview, headings and boldings are inserted for convenience and do not affect the interpretation of this Buy-Back Overview and unless the contrary intention appears:

a) a reference to an instrument includes any variation or replacement of it;

b) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

c) the singular includes the plural and vice versa;

d) the word person includes an individual, a firm, a body corporate, an unincorporated association or an authority;

e) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, but not limited to, persons taking by novation) and assigns;

f) a reference to time is a reference to the time in Sydney, New South Wales ;

g) a reference to any thing (including, but not limited to, any amount) is a reference to the whole and each part of it and a reference to a group of persons is a reference to any one or more of them;

h) a reference to a section, part, clause, annexure, exhibit or schedule is a reference to a section, part and clause of, and a party, annexure, exhibit and schedule to, this Buy-Back Overview and a reference to this Buy-Back Overview includes any annexure, exhibit and schedule;

i) a reference to $, A$ or cents is to Australian currency unless denominated otherwise; and

j) words and phrases defined in the Corporations Act have the same meaning in this Buy-Back Overview.

Lend Lease

www.lendlease.com

GPT
GENERAL PROPERTY TRUST

NOTICE OF MEETING AND EXPLANATORY MEMORANDUM

in relation to a proposal to staple the units of General Property Trust and the shares of Lend Lease Corporation Limited

www.gpt.com.au

This is an important document and requires your immediate attention. You should read all of the document. If you are in doubt as to what you should do, you should consult your investment, financial, taxation or other professional adviser.

IMPORTANT NOTICES

WHAT IS THIS DOCUMENT?

This document contains a notice of meeting for GPT Unitholders (the **Notice of Meeting**) and details of the proposed merger of General Property Trust (ARSN 090 110 357) (**GPT**) with Lend Lease Corporation Limited (ABN 32 000 226 228) (**Lend Lease**) by way of stapling of GPT Units to Lend Lease Shares (the **Merger**) to form the "Lend Lease Group" (the **Explanatory Memorandum**). In this document, the Notice of Meeting and Explanatory Memorandum together are known as the **Merger Documents**.

The Notice of Meeting is to convene a meeting of GPT Unitholders to consider and, if thought fit, pass the GPT Implementation Resolutions to give effect to the Merger. This meeting will be held at Wesley Conference Centre, 220 Pitt Street, Sydney, New South Wales on 17 November 2004 at 2:30pm. The Notice of Meeting is set out at the back of this document.

The Explanatory Memorandum sets out details of the assets and liabilities, financial position, performance and distributions and prospects of the Merged Group and the rights and liabilities attaching to the stapled securities in the Merged Group (**Stapled Securities**). In addition, the Explanatory Memorandum contains:

- an investigating accountant's report by KPMG on pro forma historical information (see section 5);
- an investigating accountant's report prepared by KPMG Transaction Services (Australia) Pty Limited on forecast financial information (see section 6);
- an independent expert's report prepared by Grant Samuel & Associates Pty Limited (see section 7); and
- a tax report prepared by Greenwoods & Freehills Pty Limited (see section 8).

This document is dated 15 October 2004.

NO INVESTMENT ADVICE

The information outlined in the Merger Documents does not constitute financial product advice. The Merger Documents have been prepared without reference to your particular investment objectives, financial situation, taxation position and particular needs. It is important that you read the Merger Documents in their entirety before making any investment decision and any decision on how to vote on the Merger. If you are in any doubt in relation to these matters, you should consult your investment, financial, taxation or other professional adviser.

In particular, in considering the prospects of the Merged Group, it is important that you consider the risk factors identified in section 4.17 that could affect the financial performance of the Merged Group and the other information contained in the Explanatory Memorandum in light of your own particular circumstances. Past performance is no indication of future performance. If you are in any doubt in relation to these matters, you should consult your investment, financial, taxation or other professional adviser.

REGULATORY INFORMATION

The Explanatory Memorandum constitutes the explanatory statement for the Notice of Meeting.

The Explanatory Memorandum is also a prospectus issued by Lend Lease under Chapter 6D of the Corporations Act. The prospectus is dated 15 October 2004 and was lodged with ASIC on that date. The expiry date for the prospectus is the earlier of the Implementation Date and 15 November 2005. Lend Lease will not issue any securities under this prospectus after that date.

Neither ASIC nor any of its officers takes any responsibility for the contents of the Merger Documents.

A copy of the Merger Documents has also been provided to the ASX. Neither the ASX nor any of its officers takes any responsibility for the contents of the Merger Documents.

DEFINED TERMS

Capitalised terms used in the Merger Documents are defined in section 15. Section 15 also sets out some rules of interpretation which apply to the Merger Documents.

FORWARD LOOKING STATEMENTS

The Merger Documents contain forward looking statements based on GPT Management's and Lend Lease's current expectations about future events, including pro forma forecast statements of financial performance for the year ending 30 June 2005. The prospective information is, however, subject to risks, uncertainties and assumptions that could cause actual results to differ materially from the expectations described in such prospective information. Factors which may affect future financial performance include those risks identified in sections 1.7, 2.4, 4.8 and 4.17, the assumptions not proving correct and other matters not currently known to, or considered material by, GPT Management and Lend Lease.

Statements of intent in relation to future events (including in relation to events targeted to occur in financial years ending 30 June 2006 and 30 June 2007) should not be taken to be a forecast or prediction that those events will occur. Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement and deviations are both normal and to be expected. None of GPT Management, Lend Lease, their respective officers or any person named in the Merger Documents or involved in the preparation of the Merger Documents makes any representation or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement. Accordingly, you are cautioned not to place undue reliance on those statements.

The forward looking statements in the Merger Documents reflect views held by GPT Management or Lend Lease (as applicable) only as at the date of the Merger Documents.

RESPONSIBILITY STATEMENT

The information concerning GPT and the intentions, views and opinions of GPT Management and its directors contained in each Merger Document (the **GPT Information**) has been prepared by GPT Management and its directors and is the responsibility of GPT Management. Lend Lease and its directors and officers do not assume any responsibility for the accuracy or completeness of the GPT Information.

The information concerning Lend Lease and the intentions, views and opinions of Lend Lease and its directors contained in each Merger Document (the **Lend Lease Information**) has been prepared by Lend Lease and its directors and is the responsibility of Lend Lease. GPT Management and its directors and officers do not assume any responsibility for the accuracy or completeness of the Lend Lease Information.

The information concerning the Merged Group has been prepared jointly by GPT Management and Lend Lease based on information each entity has provided to the other and is the responsibility of both GPT Management and Lend Lease.

KPMG has prepared the investigating accountant's report on pro forma historical financial information (as set out in section 5) and takes responsibility for that report.

KPMG Transaction Services (Australia) Pty Limited has prepared the investigating accountant's report on forecast financial information (as set out in section 6) and takes responsibility for that report.

Grant Samuel & Associates Pty Limited has prepared the independent expert's report (as set out in section 7) and takes responsibility for that report.

Greenwoods & Freehills Pty Limited has prepared the Tax Report (as set out in section 8) and takes responsibility for that report.

NOTICE TO GPT UNITHOLDERS IN THE UNITED STATES

The Merger involves an exchange under the US Securities Act of 1933, as amended (the **Securities Act**) of GPT Units for Stapled Securities that are comprised of GPT Units and shares in Lend Lease, which is a non-US entity. The proposed Merger and the issue of Stapled Securities are subject to Australian disclosure requirements, which are different from those of the United States of America (**US**). Financial statements included in the Merger Documents have been prepared in accordance with Australian Accounting Standards and Australian generally accepted accounting principles (**GAAP**), which may not be comparable to the financial statements of a US company. For GPT Unitholders resident in the US, there are significant differences between Australian GAAP and US GAAP and these differences might be material. The financial information included in the Merger Documents was prepared with a view towards compliance with Australian practice and not US Securities and Exchange Commission (**SEC**) guidelines and rules. Further information for GPT Unitholders resident in the US about these matters is set out in section 12.6.

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, as GPT, GPT Management and Lend Lease are located in Australia, and some or all of their respective officers and directors may be residents of countries other than the US. You may not be able to sue GPT, GPT Management or Lend Lease or their respective officers or directors in a non-US court for violations of the US securities laws. It may be difficult to compel GPT Management and Lend Lease and their affiliates to subject themselves to a US court's judgement. You should be aware that Lend Lease may repurchase Lend Lease Shares and subscribe for GPT Units through other transactions which are described in the Merger Documents.

The Stapled Securities have not been registered under the Securities Act, or any applicable US state securities laws. Such securities may not be offered or sold in the US unless such securities have been registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available.

FOR MORE IMPORTANT NOTICES, REFER TO THE INSIDE BACK COVER OF THIS DOCUMENT

GPT

15 October 2004

Dear GPT Unitholders,

It is with pleasure that I enclose this Notice of Meeting and Explanatory Memorandum convening a meeting of unitholders to consider resolutions to approve the merger of GPT and Lend Lease. The meeting of GPT unitholders has been scheduled in Sydney for 17 November 2004 at 2:30pm. This is an important document and requires your immediate attention. You should read all of the document. If you are in any doubt as to what you should do, you should consult your investment, financial, taxation or other professional adviser.

BACKGROUND

Property trusts which trade on the Australian Stock Exchange (ASX) have traditionally offered investors a low risk investment with consistent distributions. In recent years there has been a trend for property trusts to seek higher levels of earnings growth which typically results in an increase in the risk profile of the underlying business. GPT has been conscious of this trend and has already taken some steps towards achieving increased growth for its unitholders by entering the hotel and urban community sectors.

In late May 2004, GPT received a proposal from Lend Lease Corporation to merge the respective businesses of GPT and Lend Lease by stapling GPT units to Lend Lease shares. These 'stapled securities' would trade together on the ASX as the Lend Lease Group (the "Merged Group").

By combining GPT and Lend Lease, the proposal brings a number of benefits including the premium implied by the Merger terms. However, the proposal also comes with increased risk and volatility for earnings and in the trading price of the stapled securities.

PROCESS

GPT's Independent Directors, comprising Malcolm Latham, Elizabeth Nosworthy, Ken Moss and myself, conducted a detailed evaluation of the proposal and its potential alternatives and enhancements. On 6 August 2004 your Independent Directors announced an agreed, improved proposal and now present that proposal to unitholders.

RECOMMENDATION

Your Independent Directors unanimously recommend that you vote in favour of the Merger, in the absence of a superior proposal. All GPT Directors intend to vote their own units in favour of the resolutions in the absence of a superior proposal.

CHOICE

As described below, if the Merger proceeds, you will receive various distributions and stapled securities in the Merged Group. However, your Independent Directors have gone to considerable lengths to ensure a range of options were included as part of the agreed proposal. These are designed to accommodate the individual circumstances of our unitholders, including your appetite for risk. As a result, while your Independent Directors unanimously recommend this proposal, if you choose not to continue to invest in the Merged Group, you can sell your units on the ASX prior to 6 December 2004 at the prevailing market price or you can take advantage of the GPT Cash-Out Option at a fixed price of $3.48 per unit (up to 30,000 units) or the Cash Sale Facility (or both) tc sell your units as part of the Merger. Details of the GPT Cash-Out Option and the Cash Sale Facility are set out in the "GPT Unitholder Options" section which follows and in section 1.2.

The agreed terms of the Merger provide:

- for the payment of a special distribution of up to 65 cents per unit plus one stapled security for up to 3.8 GPT units (depending on the take-up of the GPT Cash-Out Option);
- a GPT Cash-Out Option allowing registered unitholders to receive $3.48 per unit for some or all of their holding (up to 30,000 units);
- a Cash Sale Facility, allowing unitholders to sell their units to the Sale Bank at the time of the proposed Merger; and
- an Exchange Sale Facility, allowing unitholders to exchange their units for Stapled Securities by selling them to the Sale Bank at the time of the proposed Merger.

In addition, unitholders will receive the 5.5 cent per unit September Quarter Distribution on 22 November 2004 and, if the Merger is implemented, a number of other distributions totalling 4.7 cents per unit.

The Merged Group will adopt an operating philosophy reflective of an investment management culture, consistent with the Merged Group's position as a major stapled entity in the listed property trust sector.

The key benefits of the proposal for GPT unitholders include:

- A substantial premium of 14% above the 5 day volume weighted average unit price of $3.05 prior to announcement of the Merger proposal and a premium of 27% above the current net tangible asset backing of GPT. These premiums are based on the $3.48 per unit cash-out price available to all registered unitholders for their first 30,000 units.
- A 17% increase in forecast distributions from 22.5 cents per unit to a comparable cash distribution of 26.4 cents per equivalent unit on a pro forma basis for the year ending 30 June 2005.
- Enhanced earnings and distribution growth prospects from Lend Lease's operating businesses and the creation of a diversified property business focussed on the key markets of Australia, the UK and the US.
- Access to, and an opportunity to leverage, complementary Lend Lease businesses in Australia, the UK and the US.
- Alignment of interests between GPT and Lend Lease, including the internalisation of GPT Management.

INDEPENDENT EXPERT

An independent expert's report on the Merger has been prepared by Grant Samuel & Associates Pty Limited and is included in section 7 of the Explanatory Memorandum. It concludes that the proposed Merger is in the best interests of GPT unitholders as a whole in the absence of a superior proposal.

INDEPENDENT PROCESS

In light of the connections between the responsible entity of GPT and Lend Lease, steps have been taken to ensure the independence and integrity of the processes by which your Independent Directors evaluated the proposal and made their recommendations to unitholders. These steps included the appointment of Blake Dawson Waldron as governance adviser and the adoption of a governance protocol. On the basis of their observations and from the information provided to them, Blake Dawson Waldron have confirmed that they are satisfied that your Independent Directors and their advisers have undertaken an appropriate and rigorous evaluation of the proposal in accordance with the governance protocol and that the governance protocol has been complied with in all material respects.

SPECIAL MEETING

The proposed Merger requires the approval of both Lend Lease shareholders and GPT unitholders. Accordingly, a meeting of GPT unitholders has been scheduled in Sydney for 17 November 2004 at 2:30pm.

I urge all unitholders to read the information enclosed, including the Notice of Meeting and Explanatory Memorandum, Election Form and Proxy Form. The Election Form and Proxy Form should be completed and returned by no later than 5:00pm on 15 November 2004.

FURTHER INFORMATION

If you have any questions, please contact the GPT unitholder information line on 1800 350 150 (if in Australia) or +61 2 9278 9045 (if outside Australia).

Yours sincerely

P Joseph

Peter Joseph

Chairman of the GPT Board
as comprised by its Independent Directors

TABLE OF CONTENTS

INVESTMENT OVERVIEW

KEY BENEFITS

The key benefits of the Merged Group:

- Substantial premium to pre-announcement market price and to net tangible assets
- Significant increase in forecast distributions
- Enhanced earnings and distribution growth prospects
- Access to, and opportunity to leverage, complementary businesses in Australia, the UK and the US
- Alignment of interests between GPT and Lend Lease

KEY RISKS

The key benefits above bring with them a higher risk profile. Some of the key risks to achieving these benefits are:

- Targeted increase in distributions per stapled security not being achieved
- Increased volatility of earnings and stapled security price
- Higher gearing
- Implementation risks in achieving cost savings
- Exchange rate fluctuations and complexity of international operating environments

Notwithstanding the higher risk profile of the Merged Group, the GPT Independent Directors recommend that GPT Unitholders vote in favour of the proposal on the basis that the financial terms of the Merger compensate GPT Unitholders for the higher risk profile, whilst the operating philosophy and governance structures of the Merged Group are important in managing the increased risk and volatility faced by GPT Unitholders.

BEFORE YOU MAKE YOUR DECISION

Please read the Merger Documents. In particular, your attention is drawn to the "Answers to Key Questions" and you should read section 2 which sets out the reasons for the Merger, potential disadvantages and the key risks to be considered.

GPT UNITHOLDER OPTIONS

While the GPT Independent Directors recommend the Merger, there are a number of options available for you to determine how best to continue your investment in the Merged Group (Options 1 and 4) or not to participate in the Merged Group (Options 2 and 3). These are set out below.

OPTION 1 – RECEIVE STAPLED SECURITIES AND A SPECIAL DISTRIBUTION

GPT Unitholders will receive 1 Stapled Security in exchange for up to 3.8 Eligible Units(1)

\+

A Special Distribution of up to 65 cents per Eligible Unit(1)

\+

A Capital Distribution of 0.6 cents(2)

\+

A Pre-Implementation Merger Distribution of 4.1 cents(2)

What Do You Need To Do? You will automatically receive Stapled Securities and the distributions set out above if the Merger proceeds

Where Can You Find Out More? See sections 1.2 and 9.1(a)-(d) and Key Questions 15 and 16 for more information

(1) It is likely that the Special Distribution will be less than 65 cents per Eligible Unit depending on the number of GPT Unitholders that select the GPT Cash-Out Option. If that is the case, you will be compensated by receiving proportionally more Stapled Securities. See section 9.1(a)-(d)

(2) These distributions will be paid on each GPT Unit you hold on the Distribution Entitlement Date

OPTION 2 – PARTICIPATE IN THE GPT CASH-OUT OPTION

GPT Unitholders will receive $3.48 cash for up to 30,000 Eligible Units(3)

\+

A Capital Distribution of 0.6 cents(4)

\+

A Pre-Implementation Merger Distribution of 4.1 cents(4)

What Do You Need To Do? Complete section A of the Election Form

Where Can You Find Out More? See sections 1.2, 1.12 and 9.1(e) and Key Question 8 for more information

(3) The maximum 30,000 Eligible Units that each GPT Unitholder may elect to participate in the GPT Cash-Out Option is subject to a scale back mechanism. See section 9.1(e)

(4) These distributions will be paid on each GPT Unit you hold on the Distribution Entitlement Date

OPTION 3 – SELL FOR CASH THROUGH THE CASH SALE FACILITY[5]

GPT Unitholders will receive the proceeds from the sale of 1 Stapled Security for up to 3.8 Eligible Units[6]

+

A Special Distribution of up to 65 cents per Eligible Unit[6]

+

A Capital Distribution of 0.6 cents[7]

+

A Pre-Implementation Merger Distribution of 4.1 cents[7]

What Do You Need To Do? Complete section B of the Election Form

Where Can You Find Out More? See sections 1.2 , 1.12 and 13 and Key Questions 9 and 16 for more information

(5) If you are an Excluded Foreign Unitholder, you will be deemed to have elected to participate in the Cash Sale Facility for all of your Eligible Units unless you satisfy the specific criteria set out in section 12. Australian GPT Unitholders may also elect to participate in this Cash Sale Facility

(6) It is likely that the Special Distribution will be less than 65 cents per Eligible Unit depending on the number of GPT Unitholders that select the GPT Cash-Out Option. If that is the case, you will be compensated by receiving the proceeds from proportionally more Stapled Securities. See section 9.1(a)-(d)

(7) These distributions will be paid on each GPT Unit you hold on the Distribution Entitlement Date

OPTION 4 – SELL FOR STAPLED SECURITIES THROUGH THE EXCHANGE SALE FACILITY[8]

GPT Unitholders will receive 1 Stapled Security in exchange for up to 3.8 Eligible Units[9]

+

A Special Distribution of up to 65 cents per Eligible Unit[9]

+

A Capital Distribution of 0.6 cents[10]

+

A Pre-Implementation Merger Distribution of 4.1 cents[10]

What Do You Need To Do? Complete section C of the Election Form

Where Can You Find Out More? See sections 1.2, 1.12, 8 and 13 and Key Questions 10 and 16 for more information

(8) Failing to choose this option for Eligible Units acquired before 20 September 1985 may result in adverse tax consequences for Australian investors. Choosing this option for Eligible Units acquired on or after 20 September 1985 may result in adverse tax consequences for Australian investors.

(9) It is likely that the Special Distribution will be less than 65 cents per Eligible Unit depending on the number of GPT Unitholders that select the GPT Cash-Out Option. If that is the case, you will be compensated by receiving proportionally more Stapled Securities. See section 9.1(a)-(d)

(10) These distributions will be paid on each GPT Unit you hold on the Distribution Entitlement Date

If you do not elect one of the options above and the Merger proceeds, you will receive the Merger consideration referred to in Option 1: "Receive Stapled Securities and a Special Distribution".

Importantly, you may select a combination of the options referred to above. For example, GPT Unitholders may participate in the GPT Cash-Out Option (Option 2 above) for some of their holding and receive Stapled Securities and a Special Distribution for their remaining Eligible Units (Option 1 above).

Remember that all registered GPT Unitholders as at 9 November 2004 will receive the September Quarter Distribution payable on 22 November 2004 of 5.5 cents per GPT Unit.

For further information, please see sections 1.2 and 9.1.

KEY ACTIONS

STEP 1: READ THE MERGER DOCUMENTS IN FULL

You should read this Notice of Meeting and Explanatory Memorandum in full.

These documents contain important information about the proposed Merger and the Merged Group, and will assist you in assessing the proposal and making a decision about the future of your investment.

It is important that you consider the information disclosed in light of your own particular circumstances. You should consider consulting your investment, financial, taxation or other professional adviser before taking any action.

If you have any questions about your GPT Units or any matter contained in these documents, please contact the GPT information line on 1800 350 150 (if in Australia) or +61 2 9278 9045 (if outside Australia) or visit the GPT website at **www.gpt.com.au**.

STEP 2: VOTE ON THE RESOLUTIONS

It is important that you vote on each of the GPT Implementation Resolutions to be considered at the GPT Meeting to be held at Wesley Conference Centre, 220 Pitt Street, Sydney, New South Wales on 17 November 2004 at 2:30pm. The Merger will not proceed unless the GPT Implementation Resolutions are passed by the required majorities.

YOUR VOTE IS IMPORTANT

Remember that if you are unable to attend the GPT Meeting, you can appoint a proxy to vote your GPT Units on your behalf. If you wish to appoint a proxy, you need to complete the Proxy Form enclosed with this document and return it to the address indicated on the form so it is received by no later than **5:00pm on 15 November 2004**.

The GPT Independent Directors unanimously recommend that you vote in favour of the GPT Implementation Resolutions in the absence of a superior proposal.

STEP 3: DECIDE IF YOU WANT TO HOLD STAPLED SECURITIES

If the Merger is approved and you do nothing, and you are not an Excluded Foreign Unitholder, you will receive Stapled Securities and the GPT Merger Distributions.

You must therefore consider whether you want to continue your investment in the Merged Group, with a business mix of funds management, development and construction management earnings in a number of geographies outside Australia, including the US and Europe.

If you are an Excluded Foreign Unitholder and satisfy the specific criteria set out in section 12, you will be entitled to receive Stapled Securities. However, you must elect to do so (see section 12).

STEP 4: DECIDE IF YOU WANT TO PARTICIPATE IN THE GPT CASH-OUT OPTION

You will need to decide whether you wish to elect to participate in the GPT Cash-Out Option in relation to all or part of your Eligible Units.

The price per Eligible Unit is fixed at $3.48. This may be more or less than the amount you would receive if you sell your GPT Units on the ASX or through the Cash Sale Facility (see Step 5).

You can only participate in the GPT Cash-Out Option for a maximum of 30,000 Eligible Units. If the GPT Cash-Out Option is fully utilised, a scale back mechanism will apply (see section 9.1(e)).

If you wish to elect to participate, you will need to sign and complete section A of the Election Form and return it to ASX Perpetual in the enclosed reply paid envelope so it is received by no later than **5:00pm on 15 November 2004**.

Please note this choice is not available to you if you are a an Excluded Foreign Unitholder or a Hong Kong resident GPT Unitholder.

STEP 5: DECIDE IF YOU WANT TO PARTICIPATE IN THE CASH SALE FACILITY OR THE EXCHANGE SALE FACILITY

You will need to decide whether you wish to elect to participate in the Cash Sale Facility or the Exchange Sale Facility in relation to all or part of your Eligible Units. Information about the Cash Sale Facility and Exchange Sale Facility is contained in section 13.

If you wish to elect to participate, you will need to sign and complete sections B and/or C of the Election Form (depending on whether you wish to elect to participate in the cash or exchange or both options) and return it to ASX Perpetual in the enclosed reply paid envelope so it is received by no later than **5:00pm on 15 November 2004**.

If you are an Excluded Foreign Unitholder, you will be deemed to have elected to participate in the Cash Sale Facility for all of your Eligible Units unless you satisfy the specific criteria set out in section 12. You do not need to return the Election Form as your participation in the Cash Sale Facility will be processed automatically.

Please note that the Exchange Sale Facility will not be available to any Excluded Foreign Unitholder, Hong Kong resident GPT Unitholder or GPT Unitholder who is in the US or who is acting on behalf or for the account of a person who is in the US.

IMPORTANT DATES

Date and Time	Event
3 November 2004	Last day for GPT Units to trade with entitlement to participate in the September Quarter Distribution
9 November 2004	Record date for determining entitlements to September Quarter Distribution
15 November, 2004, 5:00pm	Closing date and time for lodgement of Election Forms for the GPT Cash-Out Option, Cash Sale Facility and Exchange Sale Facility
	Closing date and time for receipt of completed proxy forms for the GPT Meeting
15 November, 2004, 7:00pm	Date and time for determining eligibility to vote at the GPT Meeting
17 November, 2004, 2:30pm	Meeting of GPT Unitholders held to approve the Merger proposal
22 November 2004	September Quarter Distribution paid
26 November 2004	Court hearing in relation to Judicial Advice
	Last day for GPT Units to trade with entitlement to participate in GPT Merger Distributions
29 November 2004	First day for GPT Units to trade without entitlement to participate in GPT Merger Distributions
3 December 2004	Distribution Entitlement Date – record date for determining entitlements to GPT Merger Distributions
6 December 2004	Last day of trading GPT Units separately on the ASX
7 December 2004	Commencement of trading on the ASX of Stapled Securities on a deferred settlement basis
13 December 2004	Stapling Record Date – record date for determining entitlements of GPT Unitholders to Stapled Securities
17 December 2004	Implementation of the Merger
	GPT Merger Distributions paid
	Trading in Stapled Securities on deferred settlement basis ends
20 December 2004	Commencement of normal trading on the ASX of Stapled Securities
22 December 2004	Sale Bank transfers Stapled Securities to GPT Unitholders participating in the Exchange Sale Facility
31 December 2004	Last day for Sale Bank to pay the proceeds of the sale of Stapled Securities to GPT Unitholders participating in the Cash Sale Facility
5 January 2005	Last day for payment of consideration to GPT Unitholders participating in the GPT Cash-Out Option

The important dates and times set out above are specific to GPT. There are a number of additional important dates and times if you are a Lend Lease Shareholder and you should consult the Lend Lease Explanatory Memorandum.

All dates and times are indicative only. The actual dates and times will depend on many factors outside the control of GPT Management, including the Court approval process for the Share Scheme and grant of Judicial Advice, approval from the ASX and the satisfaction of conditions precedent to the implementation of the Merger.

Any changes to the above timetable will be notified on GPT's website, **www.gpt.com.au**, and announced to the ASX.

All times are referenced to the time in Sydney, unless stated otherwise.

ANSWERS TO KEY QUESTIONS

1. What is the Merger?

The Merger means the stapling of GPT Units to Lend Lease Shares, to be quoted on the ASX as a single 'Stapled Security'.

2. What are the key terms of the Merger?

The key terms of the Merger are set out in section 1.2.

3. How will the Merger be effected?

The Merger will be effected by way of a unitholder trust scheme and a shareholder scheme of arrangement.

General meetings will be held that require votes in favour of the Merger proposal by investors in GPT and Lend Lease, together with Court and other regulatory approvals.

The Merger will be achieved by stapling GPT Units and Lend Lease Shares such that they trade as a single 'Stapled Security'.

4. What do the GPT Independent Directors recommend GPT Unitholders do?

The GPT Independent Directors are Peter Joseph (Chairman of the GPT Board as comprised by its Independent Directors), Malcolm Latham, Elizabeth Nosworthy and Ken Moss. The GPT Independent Directors did not participate in formulating the Merger terms put to GPT by Lend Lease and consider themselves independent and able to make a recommendation to GPT Unitholders.

The GPT Independent Directors unanimously recommend GPT Unitholders vote in favour of the Merger in the absence of a superior proposal.

The remaining GPT Directors, Richard Longes, Brian Norris and Ross Taylor are all non independent directors of GPT Management and stood aside from consideration by GPT Management of the Merger proposal. As such, the remaining GPT Directors do not consider it appropriate to make a recommendation to GPT Unitholders.

5. What is the opinion of the Independent Expert?

Grant Samuel & Associates Pty Limited has prepared an independent expert's report for GPT Unitholders and concluded that the proposed Merger is in the best interests of GPT Unitholders as a whole in the absence of a superior proposal. This report is set out in section 7.

6. Will the risk profile of the Merged Group be different to the risk profile of GPT?

Yes. The nature of the Merged Group's business will involve construction and development businesses as well as GPT's traditional Investment Assets. The Merged Group will have the potential for greater earnings growth, but will also have an increased risk profile with potential volatility in earnings and growth.

As a result of the change in risk profile, you may prefer not to continue your investment in the Merged Group. As part of the Merger, you can do this by choosing to participate in the GPT Cash-Out Option or Cash Sale Facility.

Further information is set out in sections 2.3 and 2.4.

7. Can I sell my GPT Units now?

Yes. You can sell GPT Units on the ASX at any time before 6 December 2004 at the prevailing market price. However, you should note that if you sell your GPT Units before 9 November 2004, you will not receive the September Quarter Distribution of 5.5 cents per GPT Unit and, if you sell before 3 December 2004, you will not receive the GPT Merger Distributions of 4.7 cents per GPT Unit.

8. What is the GPT Cash-Out Option?

The GPT Cash-Out Option allows GPT Unitholders who do not wish to participate in the Merger to receive cash for up to a maximum of 30,000 Eligible Units at $3.48 per GPT Unit. Further information is set out in sections 1.12 and 9.1(e).

9. What is the Cash Sale Facility?

The Cash Sale Facility allows GPT Unitholders who do not wish to continue their investment in the Merged Group to dispose of their Eligible Units for cash rather than receive Stapled Securities with the sale price determined by market conditions through the Sale Bank.

You should read sections 1.12, 8 and 13 carefully and consult your investment, financial, taxation or other professional adviser before deciding whether or not to participate in the Cash Sale Facility.

10. What is the Exchange Sale Facility?

The Exchange Sale Facility allows GPT Unitholders to dispose of their Eligible Units in exchange for Stapled Securities. However, you do not need to participate in the Exchange Sale Facility to receive Stapled Securities.

You should read sections 1.12, 8 and 13 carefully and consult your investment, financial, taxation or other professional adviser before deciding whether or not to participate in the Exchange Sale Facility.

11. Why is Lend Lease proposing the Merger?

Lend Lease has proposed a merger with GPT to enhance the earnings and growth outlook for both entities, increase scale, gain greater access to opportunities for long term growth, secure the relationship between Lend Lease and GPT and add value for both sets of Investors by combining GPT's high quality, diversified property portfolio with Lend Lease's businesses, including its Investment Assets, significant development pipeline and construction business and off shore growth platform.

Lend Lease believes the Merged Group delivers a stable earnings base with a more attractive long term growth profile than either Lend Lease or GPT could achieve on their own.

12. Why are the GPT Independent Directors recommending the Merger?

The GPT Independent Directors have considered the benefits and risks of the Merger and believe that the Merger is in the best interests of GPT Unitholders in the absence of a superior proposal.

Reasons for the Merger are set out in section 2.

13. What will GPT Unitholders receive if the Merger is implemented?

Details of what you will receive are set out in section 1.2(b).

14. What will Lend Lease Shareholders receive if the Merger is implemented?

Information about what Lend Lease Shareholders will receive is set out in section 1.2(d).

15. When will I receive my Stapled Securities?

You will hold your Stapled Securities from the Implementation Date and holding statements detailing your holding will be sent on or before the Implementation Date. At this stage, the Implementation Date is expected to be 17 December 2004, but this could change.

The last day of trading in GPT Units separately on the ASX is expected to be 6 December 2004, with deferred settlement trading of Stapled Securities expected to commence at the start of trading on the ASX on 7 December 2004.

16. When will I receive the distributions?

In summary, it is expected that:

- if you are the registered holder of GPT Units as at 9 November 2004, you will receive the September Quarter Distribution of 5.5 cents per GPT Unit on 22 November 2004;
- if the Merger proceeds and you are the registered holder of GPT Units as at 3 December 2004 (the Distribution Entitlement Date), you will receive the Capital Distribution of 0.6 cents per GPT Unit on or around the Implementation Date, which is expected to be 17 December 2004;
- if the Merger proceeds and you are the registered holder of GPT Units as at 3 December 2004 (the Distribution Entitlement Date), you will receive the Pre-Implementation Merger Distribution of 4.1 cents per GPT Unit on or about the Implementation Date, which is expected to be 17 December 2004; and
- if the Merger proceeds and you are the registered holder of GPT Units as at 13 December 2004 that do not participate in the GPT Cash-Out Option, you will receive the Special Distribution of up to 65 cents per GPT Unit by 5 January 2005.

Thereafter, distributions to all security holders will be paid quarterly (see sections 1.6 and 1.7) other than the distribution for the month of December 2004 which will be paid with the March quarter distribution in May 2005.

17. What are the tax implications?

An overview of the Australian tax consequences of the Merger for Australian GPT Unitholders is set out in the Tax Report from Greenwoods & Freehills Pty Limited in section 8.

However, you should consult your own tax adviser for tax advice tailored to your own particular circumstances. In particular, GPT Unitholders who are subject to taxation outside Australia should obtain their own advice as to the tax consequences for them of the Merger, which may be different to those applicable to Australian GPT Unitholders.

18. What if I am a foreign GPT Unitholder?

Only GPT Unitholders who are residents of Australia, New Zealand, the US or Germany or who otherwise meet certain criteria set out in section 12, are eligible to receive Stapled Securities if the Merger proceeds.

All other foreign GPT Unitholders who continue to hold GPT Units at the Stapling Record Date will automatically participate in the Cash Sale Facility for all their GPT Units unless the specific criteria set out in section 12 are satisfied. Under the Cash Sale Facility, your GPT Units will be sold (as Stapled Securities) by the Sale Bank following the Merger and the cash proceeds from the sale remitted to you. The Cash Sale Facility is further described in section 13.

Further information for Excluded Foreign Unitholders is set out in section 12.

19. How will the Merged Group be structured after the Merger?

GPT and Lend Lease will continue to exist as separate legal entities and GPT Units and Lend Lease Shares will remain as separate legal assets. However, the stapling means among other things that GPT Units and Lend Lease Shares will trade as one security on the ASX and will not be able to be traded or dealt with separately.

A description of the Merged Group is set out in section 3.

20. What will be the name of the Merged Group?

The Merged Group will be called "Lend Lease Group". It will trade on the ASX under the code "LLG".

21. What are the expected distributions from the Stapled Securities?

Details of the proposed and forecast distributions are set out in section 1.6.

Details of the distribution policy of the Merged Group are set out in section 1.7.

22. What happens if either the GPT Implementation Resolutions or the Lend Lease Share Scheme is not approved?

The Merger is subject to GPT Unitholder and Lend Lease Shareholder approvals. In addition, the Court must approve the Share Scheme and grant the Judicial Advice.

If these events do not occur (or if any other Merger Condition is not satisfied or waived), the Merger will not proceed. The position if the Merger does not proceed is set out in section 1.14.

23. What other information is available?

This Notice of Meeting and Explanatory Memorandum contain information in relation to the proposed Merger. In addition, copies of various documents, including the Merger Implementation Agreement, Stapling Deed, GPT Deed Poll, Lend Lease Deed Poll and summaries of the GPT and Lend Lease constitutions (as would apply immediately following the Merger) are contained in Annexures A to E.

If you have any further questions in relation to the Merger or you would like additional copies of this Notice of Meeting and Explanatory Memorandum or you would like a copy of the materials provided to Lend Lease Shareholders, please contact the GPT Unitholder information line on 1800 350 150 (in Australia) and +61 2 9278 9045 (if overseas) or consult your investment, financial, taxation or other professional adviser. The GPT Unitholder information line will be available between Monday and Friday between 8:00am to 5:00pm AEST.

1. OVERVIEW OF THE MERGER

1.1 INTRODUCTION

On 6 August 2004, GPT Management and Lend Lease announced their intention to merge GPT and Lend Lease to form a single, stapled group by unitholder and shareholder schemes. If implemented, the merged group (**Merged Group**) is expected to become Australia's second largest listed property group by market capitalisation, owning property assets with a book value at 30 June 2004 of approximately $10 billion, and is expected to be a top 20 ASX entity by market capitalisation.

The following diagrams illustrate the ownership structures of GPT and Lend Lease before and after the Merger. After the Merger is implemented, GPT and Lend Lease will operate as one economic group with common directors.

Before the Merger

Lend Lease Shareholders — 100% → **Lend Lease**

GPT Unitholders[1] — 100% → **General Property Trust**

Lend Lease — Responsible Entity[2] → **General Property Trust**

Lend Lease:

- Australia's second largest regional retail centre manager and the fifth largest shopping centre manager in the UK (by assets under management). Owns direct and indirect interests in retail assets valued at $2.1billion in the UK, the US and Singapore
- Australia's largest urban community developer with established urban community platforms in the UK and the US
- Australia's third largest wholesale property funds manager
- Top 12 international project management and construction company[3]

General Property Trust:

- Diversified listed property trust with an $8 billion property portfolio
- Property portfolio spread across the retail, office, hotel/tourism, industrial/business park and master-planned urban community sectors
- All assets based in Australia

1. Lend Lease currently has a direct holding of 17.3 million (0.9%) GPT Units. Lend Lease intends to sell these GPT Units into the Cash Sale Facility or on-market after approval of the Merger. Lend Lease also has a relevant interest in an additional 96.02 million (4.8%) GPT Units managed under contract on behalf of clients of Resolution Capital Limited (a real estate securities business in which Lend Lease has a 50% equity interest) as at 1 October 2004. Lend Lease does not own these GPT Units, nor control the voting of these GPT Units. Lend Lease also has a relevant interest in 21.2 million (1.1%) GPT Units as at 1 October 2004 through the unit holding held by GPT Management as the responsible entity of the GPT Split Trust
2. The responsible entity of GPT is GPT Management, a wholly owned subsidiary of Lend Lease
3. Based on global construction revenue generated in 2003

After the Merger

Existing Lend Lease Shareholders — 41%[1] → **Merged Group**

Existing GPT Unitholders — 59%[1] → **Merged Group**

- The Merged Group is expected to become Australia's second largest listed property group by market capitalisation, owning property assets of approximately $10 billion, and is expected to be a top 20 ASX entity by market capitalisation
- Extensive operations, ranging from project design, development, project management and construction, through to asset management and ownership
- 71% of consolidated pro forma forecast earnings for the year ending 30 June 2005 (after tax and before amortisation, interest and net corporate overheads) is expected to come from Investment Assets, with the remainder from real estate development, project management, construction and asset management
- 75% of consolidated pro forma forecast earnings for the year ending 30 June 2005 (after tax and before amortisation, interest and net corporate overheads) is expected to be derived from Asia Pacific, but there is significant international growth potential from existing platforms
- Top 12 international project management and construction company (on the basis of total revenue)

1. Security holdings of existing Lend Lease Shareholders and existing GPT Unitholders in the Merged Group, assuming the $388 million Off Market Buy Back is completed in full, and 32.3 million Lend Lease Shares are bought back at an illustrative price of $12 per Lend Lease Share. The total value of Lend Lease Shares bought back under the Off Market Buy Back (if any) and the Buy Back Price may differ from these values

1.2 KEY MERGER TERMS

(a) Overview

The Merger of GPT and Lend Lease will be achieved through a stapling of GPT Units and Lend Lease Shares to form stapled securities in the Merged Group (after the existing GPT Units have undergone a consolidation to become a smaller number of Consolidated GPT Units). In addition, GPT Unitholders and Lend Lease Shareholders will receive cash distributions and dividends respectively as part of the Merger.

This section provides a summary of what GPT Unitholders and Lend Lease Shareholders will receive under the Merger.

You should note that you will only receive the Stapled Securities and the distributions described in this section (except for the September Quarter Distribution) if the Merger proceeds. The Merger is conditional on each of the Merger Conditions. Section 1.11 contains information on the Merger Conditions.

The GPT Cash-Out Option and the Special Distribution will be funded by Lend Lease subscribing for GPT Units which will not participate in the stapling (**Unstapled Units**), as described in section 9.5. The rights of the Unstapled Units will be the same as for all other GPT Units, except that under the Corporations Act those units cannot be stapled to Lend Lease Shares while held by Lend Lease or any of its subsidiaries. Lend Lease has stated it has no intention to transfer the Unstapled Units to third parties (other than wholly owned subsidiaries of Lend Lease) and will not vote those units, except where legally necessary to give legal effect to a resolution required to be passed by Stapled Security holders. The Unstapled Units will form a separate class which is not quoted on the ASX. It is not possible to predict with absolute certainty the treatment of those units over the long term as business and regulatory conditions may change. For example, if the Merged Group proposes issuing Stapled Securities as part of a future capital raising, it may become possible to include the Unstapled Units together with new shares issued by Lend Lease as part of that new Stapled Security issue. However, any action related to the Unstapled Units, including transferring or voting them as Lend Lease does not intend to do, would require various regulatory clearances, would need to be carried out on an arm's length basis and would also require the directors of the Merged Group to form the view that such action was in the best interests of Stapled Security holders. Further detail concerning the Unstapled Units is set out in section 9.5.

You should also read section 8 which contains information on the tax implications for Australian GPT Unitholders and section 9 which contains further information on how the stapling works.

(b) What will you receive?

Whether you participate in the Merger or not you will receive the September Quarter Distribution of 5.5 cents for each GPT Unit registered in your name on 9 November 2004. The September Quarter Distribution will be paid on 22 November 2004.

Additionally, if the Merger proceeds, you will:

- receive the GPT Merger Distributions totalling approximately 4.7 cents for each GPT Unit you hold on the Distribution Entitlement Date, comprising:
  - a Capital Distribution of 0.6 cents; plus
  - a Pre-Implementation Merger Distribution of 4.1 cents; and
- have the option to:
  - participate in the Merger by retaining Stapled Securities after the Implementation Date; or

- not participate in the Merger by selling your Eligible Units through either the GPT Cash-Out Option or the Cash Sale Facility.

If you want to **participate in the Merger**, then, in addition to the September Quarter Distribution and the GPT Merger Distributions, on implementation of the Merger, you will:

- hold one Stapled Security for up to 3.8 of your Eligible Units, as adjusted for the level of take-up of the GPT Cash-Out Option; plus
- receive a Special Distribution of up to 65 cents per Eligible Unit, as adjusted for the level of take-up of the GPT Cash-Out Option.

You can also participate in the Merger by participating in the Exchange Sale Facility.

If you **do not want to participate in the Merger**, you will still receive the September Quarter Distribution and, on implementation of the Merger, you will receive the GPT Merger Distributions for GPT Units held on the Distribution Entitlement Date and may:

- participate in the GPT Cash-Out Option at $3.48 per Eligible Unit for some or all of your Eligible Units, up to a maximum of 30,000 Eligible Units;
- dispose of some or all of your Eligible Units for cash in the Cash Sale Facility; or
- sell your GPT Units on the ASX at any time on or before the last day of trading of GPT Units (expected to be 6 December 2004).

If you vote No and the Merger proceeds, and you have not elected to participate in the GPT Cash-Out Option or Cash Sale Facility, you will receive the September Quarter Distribution and, on implementation of the Merger, you will receive Stapled Securities and the Special Distribution as well as the GPT Merger Distributions for GPT Units held on the Distribution Entitlement Date.

(c) Other considerations for GPT Unitholders

The number of Stapled Securities to be held by each GPT Unitholder after implementation of the Merger will vary according to the number of GPT Unitholders who elect to participate in the GPT Cash-Out Option (see section 9.1). For example:

- if no GPT Unitholders elect to participate in the GPT Cash-Out Option, GPT Unitholders will hold one Stapled Security for every 3.8 Eligible Units and receive a 65 cent Special Distribution per Eligible Unit; or
- if the GPT Cash-Out Option is fully utilised, remaining GPT Unitholders will receive no Special Distribution, but will be compensated by holding a greater number of Stapled Securities after implementation of the Merger. In this case, they would hold one Stapled Security for approximately every 3.09 Eligible Units.

The ratio of Stapled Securities and cash comprising the Special Distribution will vary within this range, depending on the take-up of the GPT Cash-Out Option. See sections 9.1(a)-(d).

The maximum amount of cash that will be paid under the GPT Cash-Out Option will not exceed $1,311 million. If the facility is over subscribed, a scale back mechanism will apply (see section 9.1(e)).

Some GPT Unitholders may prefer to receive their Stapled Securities under the Exchange Sale Facility rather than directly under the Merger. You may have personal taxation or investment reasons which make participation in the Exchange Sale Facility desirable for you (see sections 8 and 13).

If you are an Excluded Foreign Unitholder, you will not be eligible to hold Stapled Securities. Excluded Foreign Unitholders will automatically participate in the Cash Sale Facility for all their Eligible Units unless they satisfy the specific criteria set out in section 12.

(d) What will Lend Lease Shareholders receive?

On implementation of the Merger, Lend Lease Shareholders who **participate in the Merger** will:

- hold one Stapled Security for each of their participating Lend Lease Shares ("Eligible Shares"); and
- receive cash dividends totalling 56.2 cents for every Lend Lease Share held on the Dividend Entitlement Date, comprising a special fully franked cash dividend of 23.8 cents and an additional unfranked cash dividend of 32.4 cents ("Merger Dividends").

If Lend Lease Shareholders **do not want to hold Stapled Securities**, they may:

- dispose of all or some of their Eligible Shares in the Cash Sale Facility, and receive a cash amount for the Stapled Securities they would have otherwise received under the Merger;
- participate in the Off Market Buy Back for all or some of their Eligible Buy Back Shares; or
- sell their Lend Lease Shares on the ASX at any time before the close of trading on the last day of trading of Lend Lease Shares (expected to be 6 December 2004).

If Lend Lease Shareholders participate in the Cash Sale Facility or the Off Market Buy Back they will also receive the Merger Dividends on the same basis as other shareholders.

1.3 OPERATING PHILOSOPHY

The Merged Group will adopt an operating philosophy reflective of an investment management culture, consistent with the Merged Group's position as a major stapled entity in the LPT sector. This philosophy seeks to achieve an appropriate balance in the Merged Group's investment profile between growth and stability, and Australian and international earnings; in particular, a focus on financial risk management, investor relations and communications consistent with LPT sector best practice and a single asset acquisition pipeline process.

1.4 STRATEGY FOR THE MERGED GROUP

(a) Overview

The Merger will create a major property group with activities across three regions (see section 3 for further details). These activities include:

- retail property ownership, development and management;
- ownership, management and development of a diversified asset portfolio of office, hotel/tourism and industrial property assets;
- management of wholesale funds, including retail, office and industrial property assets;
- urban community development; and
- project management and construction services.

The Merged Group will target four key objectives to grow investor returns:

- consolidation of the Merged Group's position in Australia and realisation of the growth potential embedded in the existing businesses, market positions, asset portfolios, development pipeline and funds management activities;
- growth in wholesale funds management by building on Lend Lease's established business in the Asia Pacific and UK wholesale funds;
- leveraging the Merged Group's regional retail centre development and master-planned urban community development skill bases to grow the offshore platform in the UK, the US and Singapore; and
- maintaining BLL's position as a top 12 international project management and construction company by total revenue and seeking to manage its risk profile whilst maintaining margins and delivering operating synergies for the Merged Group's internal development projects.

(b) Retail Strategy

The overall retail strategy is to build on the Merged Group's existing retail expertise and presence in Australia, the UK and Singapore to grow those businesses and generate improved performance.

Australia

The Merged Group plans to continue with GPT's existing redevelopment strategy in the medium to longer term. The Merged Group will also seek to acquire direct or indirect interests in high quality retail centres, including Homemaker Centres, if and when opportunities arise to do so.

UK

The Merged Group plans to build on the existing retail assets owned or managed in the UK by using the combined skills of Lend Lease's existing UK retail property team and the GPT management team to secure further regional UK retail centres for ownership, management and development. The Merged Group has direct and/or indirect interests in the following UK retail centres:

- Bluewater, Kent
- Touchwood, Solihull
- Overgate Centre, Dundee
- Golden Square, Warrington
- Chapelfield, Norwich

Those teams and their relationships will be used to take advantage of the market opportunity to acquire, develop and hold, or sell into wholesale funds, regional retail centres. The Merged Group plans to use existing and new institutional relationships to access third party capital for the development of assets and, potentially, to sell developed assets into wholesale funds to be managed by the Merged Group.

Singapore

The Merged Group plans to pursue the ownership, development and management of Singaporean retail centres, a market which also features fragmented asset ownership, like the UK.

USA

While the Merged Group will continue to explore opportunities to create value in the US, it is likely that superior opportunities exist in Australia, the UK and Singapore in the short to medium term.

(c) Diversified Portfolio

In addition to the retail portfolio described above, the Merged Group will have a diversified portfolio comprised of GPT's existing Australian portfolio including:

- office assets with a book value (30 June 2004) of $3.03 billion;
- hotel and tourism assets with a book value (30 June 2004) of $778 million including the recent P&O Resorts acquisition; and
- industrial assets with a book value (30 June 2004) of $326 million.

The strategy for the diversified portfolio is to continue to acquire quality assets and to manage the portfolio in the best interests of security holders.

Office

The Merged Group will seek to deliver optimum investment performance through continuing intensive asset management, seeking to maintain tenant credit quality, increase rents, occupancy levels and the weighted average lease expiry, and selectively upgrade the portfolio as opportunities arise.

Hotel/tourism

The Merged Group will seek to enhance investor returns through the ownership of quality hotel assets. located in growth markets with a distinct competitive advantage and to continue to acquire such assets if the opportunity arises.

Industrial

The Merged Group will seek to deliver superior investment performance from the industrial portfolio through acquisition, development and intensive asset management.

(d) Wholesale Funds

Lend Lease is a significant manager of wholesale (unlisted) property funds in Australia, Singapore and the UK and also holds co-investments in some of these funds.

Australian Wholesale Funds

The Merged Group will seek to grow its existing wholesale vehicles in Australia (Australian Prime Property Fund and the Real Estate Partners series of funds) building on its existing platform and relationships. The opportunity to co-invest and to joint venture assets with the wholesale funds offers the potential to assist these funds in securing appropriate investment opportunities with a view to enhancing investor returns for both wholesale investors and security holders in the Merged Group.

APIC

The Merged Group will seek to grow its presence in the wholesale market in Singapore through the acquisition of additional retail assets suitable for ownership and/or development by APIC.

UK Limited Partnerships

In the UK, the Merged Group will focus on building on the current position of the existing Retail Partnership Funds to extend its presence in wholesale funds management with a particular focus on retail assets.

(e) Urban Community Development

Australia – Delfin Lend Lease

Delfin Lend Lease is a leading urban community land developer in Australia, with a development backlog of 51,000 land lots (zoned and unzoned) through 19 projects in New South Wales, Queensland, Victoria, South Australia and the Northern Territory. These projects are primarily located in growth corridors and are principally focused on large scale, low density residential land development projects (typically greater than 2,000 lots).

The Delfin Lend Lease growth strategy includes building on the position of the business in the Australian market by:

- expanding its presence in the Sydney market;
- expanding its geographical spread to Western Australia and the ACT, should suitable opportunities arise;
- capturing additional value through town centre and built form development; and
- capitalising on its market position as a leading developer of master planned urban communities to expand its backlog in key markets.

Australia – Lend Lease Development

The Lend Lease Development business is primarily focused on the development of high density (built-form), large scale urban residential projects, often including an integrated or mixed use element involving retail and/or commercial facilities.

Lend Lease Development's growth strategy includes:

- focusing on projects located in selected growth corridors;
- focusing on large scale projects that provide the opportunity to utilise a land management model; and
- delivering projects in stages based on market demand and only after achieving significant pre-sale commitments.

US and UK – Urban Community Developments

The Merged Group will continue to migrate its master planned communities skills in Australia to offshore markets. In addition, the Merged Group plans to use its experience of overcoming land shortage issues, tight planning controls, an emphasis on sustainability and a lack of government resources to fund infrastructure in its efforts to secure new development opportunities in the UK and US.

(f) Bovis Lend Lease

BLL is a top 12 international project management and construction business by revenue with a recognised global brand and track record for having delivered many significant buildings across the globe. BLL has an extensive track record in the major markets in which it operates. In Australia, the business began as "Civil and Civic" in 1951. 'Bovis' was established in the UK around 120 years ago, and expanded into the US in the late 1970s. BLL provides design, construction management and other related services.

In Europe, Bovis' strategy is to continue to target the healthcare PFI market and to increase its presence in the defence and education PFI markets. Additionally, it plans to participate in the anticipated increase in construction activity in the next few years. In the US, Bovis plans to focus on its niche market geographies and to continue to derive repeat business from its existing customers. It also plans to focus on the sports stadium sector which it views as a likely growth sector. In Asia Pacific, Bovis' strategy is to focus on its core sectors and markets and to return the business to sustainable profits and growth.

1.5 FINANCIAL SUMMARY

The tables below summarise the pro forma financial information for the Merged Group and for GPT on a stand alone basis. Section 4 provides a detailed summary of the financial information for Lend Lease, GPT and the Merged Group, including key assumptions and accounting policies.

The consolidated pro forma historical financial information for the years ended 30 June 2003 and 30 June 2004 have been reviewed by KPMG. The consolidated pro forma forecast has been reviewed by KPMG Transaction Services (Australia) Pty Limited. Their reports are included in sections 5 and 6.

Statements of Financial Performance Year to 30 June	Pro Forma Consolidated Historical 2003 A$m	Pro Forma Consolidated Historical 2004 A$m	Consolidated Pro Forma Forecast 2005 A$m
GPT EBITDA	473	517	599
Lend Lease EBITDA	344	382	485
Merged Group adjustments	(25)	(42)	(49)
Cost savings[1]			81
EBITDA	**792**	**857**	**1,116**
EBIT			**1,045**
Net profit after tax[2] and minority interests[3]			**609**
Distributable Earnings[4]			**730**
Forecast distribution per security (cents)			81.4[5]
Forecast distributions per equivalent GPT Unit (cents)			26.4[6]

1. Cost savings before tax.
2. GPT is not liable to income tax including capital gains tax, provided security holders are presently entitled to all of the net income of GPT. The financial disclosures to the extent they refer to profit after tax and consolidated profit after tax only include tax related to Lend Lease.
3. Minority interests exclude the 81.3% interest in GPT not owned by Lend Lease. See also the consolidated pro forma forecast information at section 4.2(b)
4. Distributable Earnings is net profit after tax before goodwill amortisation, inter-entity eliminations, deferred tax on distributions on Unstapled Units and Merger costs and charges
5. Distribution per Stapled Security (DPS) based on pro forma earnings as if the Merger was implemented on 1 July 2004 and assuming that the $388 million Off Market Buy Back is completed in full, and 32.3 million Lend Lease Shares are bought back at an illustrative price of $12 per Lend Lease Share. The total value of Lend Lease Shares bought back under the Off Market Buy Back (if any) and the Buy Back Price may differ from these values
6. Assumes reinvestment of the Special Distribution and Capital Distribution of 65.6 cents per GPT Unit (assuming the GPT Cash-Out Option is not used) based on the GPT Cash-Out Option price of $3.48 and the Merger terms

The table below sets out the GPT pro forma historical statements of financial performance for the years ended 30 June 2003 and 30 June 2004 and the pro forma forecast statement of financial performance for the year ended 30 June 2005 if the Merger were not to proceed.

	Pro Forma Historical		Pro Forma Forecast
	2003[1] A$m	2004[1] A$m	2005[1] A$m
Net property income[2]	508	558	639
Responsible Entity's fee[3]	(30)	(33)	(34)
Other expenses	(5)	(8)	(6)
Earnings before interest and tax	473	517	599
Net Interest expense	(71)	(89)	(145)
Net profit after interest	402	428	454
Distribution	404	428	454
Basic earnings per unit (cents)	20.7	21.7	22.5
Distribution per unit[4] (cents)	20.8	21.6	22.5

1. The GPT financial reports are prepared based on a 31 December balance date for statutory reporting and therefore the GPT pro forma historical financial information presented in this section has been extracted from audited financial reports for 30 June and 31 December to compile pro forma financial information on a consistent basis with the Lend Lease 30 June year end
2. Represents property income less property expenses, plus interest from joint venture investment arrangements and contribution from associates. Net property income in 2003 includes the loss on sale of investment property of $6 million
3. The fee is inclusive of performance fees where applicable
4. *Distribution per unit for the year ended 30 June 2003 excludes loss on sale of investment property of $6 million*

The stand alone GPT pro forma forecast excludes estimated Merger costs of $12 million. The forecast net profit prior to the Merger will be reduced by this amount. GPT expects that it would make a transfer from capital of an equivalent amount to ensure distributions are not reduced.

The Merged Group is expected to have an annualised pro forma distribution of 81.4 cents per Stapled Security for the year ending 30 June 2005 which equates to 26.4 cents per existing GPT Unit assuming any Special Distribution and Capital Distribution are reinvested at the price implicit in the Merger.

As highlighted in the table below, the Merged Group will have an initial gearing (total interest bearing debt as a proportion of total tangible assets) of 31.6% based on 30 June 2004 pro forma financials. While this is towards the upper end of the target range of 25%-35%, the Merged Group will also have the benefit of a cash balance of approximately $350 million.

The consolidated pro forma statement of financial position in the table below has been reviewed by KPMG. Their report is included in section 5.

Statements of Financial Position As at 30 June 2004	Pro Forma GPT Stand Alone A$m	Actual Lend Lease Stand Alone A$m	Consolidated Pro Forma 2004 A$m
Investment properties	7,984	–	8,316
Other tangible assets	223	6,437	5,222
Goodwill	–	634	980
Other intangibles	–	60	15
Total assets	8,207	7,131	14,533
Borrowings	2,423	1,104	4,279
Other liabilities	260	3,191	3,402
Total liabilities	2,683	4,295	7,681
Net assets	5,524	2,836	6,852
Gearing: total interest bearing liabilities to total tangible assets	29.5%	17.2%	31.6%

1.6 DISTRIBUTIONS TO GPT UNITHOLDERS

As set out in section 1.2, registered GPT Unitholders on 9 November 2004 will receive the September Quarter Distribution of 5.5 cents per GPT Unit on 22 November 2004.

In addition, if the Merger proceeds:

- each registered GPT Unitholder will receive the GPT Merger Distributions totalling approximately 4.7 cents for each GPT Unit held on the Distribution Entitlement Date on or around the Implementation Date;
- GPT Unitholders participating in the Merger who receive Stapled Securities in the ordinary course or through the Exchange Sale Facility will receive the Special Distribution of up to 65 cents per Eligible Unit (see section 9.1) by 5 January 2005; and
- the Merged Group forecasts to pay distributions of 47.5 cents per Stapled Security (or the equivalent of 12.5 cents per existing GPT Unit[1]) for the period from 1 December 2004 until 30 June 2005.

1 Assuming the Special Distribution is not reinvested in Stapled Securities at $3.48 per unit.

Section 9.1 describes in more detail the distributions that will be paid to GPT Unitholders as part of the Merger.

1.7 TARGET DISTRIBUTIONS

Following the Merger, it is proposed that the Merged Group will distribute 100% of Distributable Earnings for the period from the Implementation Date to 30 June 2005.

Distributions per Stapled Security will comprise a dividend on the underlying Lend Lease Share and a distribution on the underlying GPT Unit. Lend Lease expects that dividends may be partly franked from the year commencing 1 July 2005. GPT expects that future distributions will continue to include an income tax deferred component. Distributions will be paid quarterly no later than two months after the end of each quarter, except for the period between 1 December and 31 December 2004 which will be paid in May in conjunction with the distribution for the first quarter of 2005.

For the years ending 30 June 2006 and 2007, the Merged Group intends to target growth in distributions per Stapled Security of 7% per annum. This intended target is based on:

- an assumed continuation of the compound average earnings per unit growth rate achieved by GPT for the three years ended 31 December 2003 (excluding the impact of the change to the responsible entity's fee structure), and forecast earnings per unit growth rate for GPT for the year ending 30 June 2005, of around 3% per annum; and
- Lend Lease management's targets and business planning processes (based on various assumptions) for the balance of the businesses of the Merged Group for the years ending 30 June 2006 and 2007, prepared having regard to the strategies outlined in sections 1.4 and 3.1,

together with the incentives for achievement of these goals by management, as referred to below.

Assumptions used in setting the above targets and business plans (which are not forecasts) include:

- potential for growth in GPM for BLL assuming expected maintenance of UK market position and profit flows (including development profits) from certain UK developments (such as Chapelfield) together with planned PFI hospital contracts (in which BLL UK has had a strong market presence), and maintenance of market share in the US where there is projected increase in construction activity, particularly in the New York market, but recognising that construction contracts are generally awarded on a short term basis, and a return to profitability for BLL in Australia to pre-existing levels following completion of several loss-making contracts;
- potential for award of various planned US Government projects in the military housing sector (in which Actus Lend Lease has historically demonstrated its capabilities);
- continued strong performance of Delfin Lend Lease and anticipated profit contribution from LLD having regard to projects currently secured and anticipated sales;
- none of the sensitivities outlined in section 4.8 or risk factors outlined in section 4.17 eventuating in such a way as to materially adversely affect the Merged Group's financial performance; and
- the capacity to source distributions from retained earnings of Lend Lease if necessary.

One of the benefits of the Merger is the increased potential for higher distributions than GPT would be likely to achieve as a stand alone entity. However, as a result of the Merged Group having a different risk profile and, potentially, more volatile earnings than GPT by itself, there can be no certainty that the target growth will be achieved. A large number of factors will determine the Merged Group's actual financial performance in the years ending 30 June 2006 and 2007. Those factors could affect the actual results positively or negatively and are explained in some detail in sections 2.4, 4.8 and 4.17. Some of those factors are within management's control and some are not. The Merged Group intends that management incentive plans will be linked to achieving at least 7% per annum growth in Distributable Earnings per Stapled Security for the years ending 30 June 2006 and 2007.

If growth in Distributable Earnings per Stapled Security exceeds 7% in any year, it is possible that the payout ratio will be less than 100% of Distributable Earnings. If growth in Distributable Earnings per Stapled Security falls short of 7%, it is possible that distribution growth of 7% could nevertheless be maintained by sourcing some or all of the proposed distribution from retained earnings of Lend Lease or from capital of GPT.

Statements of intent as to targeted growth in distributions are not forecasts of future growth in distributions and should not be relied upon as such. Achievement of the targeted growth in distributions is subject to there being no material adverse change in the business and economic environment and the markets in which the Merged Group operates, and having regard to the other sensitivities and risk factors set out in sections 4.8 and 4.17 and there can be no certainty that the target growth will be achieved.

The actual level of future distributions and any applicable franking or tax deferred component will be determined by the directors of the Merged Group and will depend on a number of factors, including the future level of Distributable Earnings compiled under IFRS, cash resources and the financial position of the Merged Group, future funding requirements, capital management initiatives and any other factors which the directors of the Merged Group consider relevant.

1.8 GPT DIRECTORS' RECOMMENDATION

The GPT Independent Directors are Peter Joseph (Chairman of the GPT Board as comprised by its Independent Directors), Malcolm Latham, Elizabeth Nosworthy and Ken Moss. The GPT Independent Directors did not participate in formulating the Merger terms put to GPT by Lend Lease and consider themselves independent and able to make a recommendation to GPT Unitholders.

Each GPT Independent Director:

- recommends that GPT Unitholders vote in favour of the GPT Implementation Resolutions in the absence of a superior proposal;
- intends to vote in favour of the GPT Implementation Resolutions in respect of the GPT Units held by them or on their behalf (details of which are set out in section 11.2(a)) in the absence of a superior proposal;
- has considered the benefits and risks of the Merger and believes that the Merger is in the best interests of GPT Unitholders in the absence of a superior proposal; and
- notes that Grant Samuel & Associates Pty Limited, the independent expert engaged by GPT to consider the Merger, has concluded that the proposed Merger is in the best interests of GPT Unitholders as a whole in the absence of a superior proposal.

The remaining GPT Directors, Richard Longes, Ross Taylor and Brian Norris, are all non independent directors of GPT Management and stood aside from consideration by GPT Management of the Merger proposal. As such, the remaining GPT Directors do not consider it appropriate to make a recommendation to GPT Unitholders. Each of the non independent GPT Directors intends to vote in favour of the GPT Implementation Resolutions in respect of the GPT Units held by them or on their behalf in the absence of a superior proposal.

Further information on the steps taken to ensure the independence and integrity of the processes by which the GPT Independent Directors evaluated the proposal and made the recommendation to GPT Unitholders is set out in section 11.3. These steps include the appointment of Blake Dawson Waldron as governance adviser and the adoption of a governance protocol. On the basis of Blake Dawson Waldron's observations and from the information provided to Blake Dawson Waldron, they have confirmed that they are satisfied that the GPT Independent Directors and their advisers have undertaken an appropriate and rigorous evaluation of the proposal in accordance with the governance protocol and that the governance protocol has been complied with in all material respects. Blake Dawson Waldron were not the legal advisers to GPT or the GPT Independent Directors on the Merger proposal.

1.9 WHAT ARE LEND LEASE DIRECTORS RECOMMENDING?

Each Lend Lease Director:

- has recommended that Lend Lease Shareholders vote in favour of the Share Scheme and LLC Implementation Resolutions;
- intends to vote in favour of the Share Scheme and LLC Implementation Resolutions in respect of the Lend Lease Shares held by them or on their behalf (details of which are set out in section 11.2(a));
- has considered the benefits and risks of the Merger and believes that the Merger is in the best interests of Lend Lease Shareholders; and
- notes that Ernst & Young Transaction Advisory Services Limited, the independent expert engaged by Lend Lease to consider the Merger, has concluded that the proposed Merger is in the best interests of Lend Lease Shareholders as a whole.

1.10 MECHANICS

If you want to know in detail how the stapling works, see section 9.

1.11 MERGER CONDITIONS

The Merger will not proceed unless a number of conditions precedent are satisfied (or where applicable waived by Lend Lease and the GPT Board comprising the GPT Independent Directors). The conditions precedent to the Merger (the **Merger Conditions**) are:

- Certain regulatory approvals being granted (including all ASIC and ASX consents, waivers and approvals that are necessary to implement the Merger).
- Approval by GPT Unitholders of the GPT Implementation Resolutions by the requisite majorities.
- Approval by Lend Lease Shareholders of the LLC Implementation Resolutions by the requisite majorities.
- Approval by the Court of the Share Scheme (and lodgement of the order made by the Court approving the Share Scheme with ASIC) and the grant of Judicial Advice.
- Each of the other conditions precedent set out in the Merger Implementation Agreement being satisfied or where applicable waived on or before 31 January 2005, or such later date as may be agreed by Lend Lease and GPT Management. A summary of the conditions precedent which have not yet been satisfied or waived at the date of this Explanatory Memorandum is set out in section 11.8(a).
- The Merger Implementation Agreement not being terminated by any party prior to 8:00am on the Second Court Date. The circumstances in which the Merger Implementation Agreement may be terminated by a party are described in section 11.8(a). In summary, the Merger Implementation Agreement may be terminated by a party if the other party is in material breach of the agreement and does not remedy that breach, if the GPT Implementation Resolutions or the LLC Implementation Resolutions are not approved, if there is a regulatory intervention, or if certain 'prescribed occurrences' occur in relation to the other party (eg, the acquisition or disposal of an asset whose value exceeds $100 million outside the ordinary course of business). Additionally, the Merger Implementation Agreement allows a party to terminate if the other party has made a representation or warranty which is not correct with the result that either:
  - there is an adverse effect on that party's consolidated assets or liabilities exceeding $400 million when compared to the position if the representation or warranty was correct; or
  - there is an adverse effect on the consolidated net profit after tax of that party that exceeds $40 million per annum when compared to the position if the representation or warranty was correct.

1.12 SALE ALTERNATIVES

A number of facilities will be made available to GPT Unitholders to sell or exchange some or all of their Eligible Units prior to implementation of the Merger. These are summarised in the table set out below. The ability to sell or exchange under each of these facilities is dependent on the Merger proceeding.

As an alternative to the facilities described below, you can sell some or all of your GPT Units in the ordinary course on the ASX at any time prior to the close of trade on the last day of trading of GPT Units (expected to be 6 December 2004). The differences between selling on market on the ASX and participating in the Cash Sale Facility are described in section 13. The differences between selling on market on the ASX and participating in the GPT Cash-Out Option are described in section 9.1(e).

If you do not participate in any of these facilities and the Merger proceeds:

- if you are an Excluded Foreign Unitholder, you will automatically participate in the Cash Sale Facility for all your Eligible Units (unless you satisfy the specific criteria set out in section 12); and
- for all other GPT Unitholders, you will receive Stapled Securities.

Note that the considerations set out in the table are a guide to assist you in your analysis of the alternatives to your participation in the Merger. Your decision whether or not to participate in the GPT Cash-Out Option, Cash Sale Facility or Exchange Sale Facility and the nature of your participation should only be made having regard to your own particular circumstances and, if necessary, after consultation with your investment, financial, taxation or other professional adviser.

Facility	Availability	Description	Key Considerations for Investors
GPT Cash-Out Option[1]	GPT Unitholders for all or some of their Eligible Units (up to a maximum of 30,000 Eligible Units). This choice is not available to you if you are an Excluded Foreign Unitholder or a Hong Kong resident GPT Unitholder.	Allows GPT Unitholders to dispose of their Eligible Units for a fixed cash price of $3.48 each. GPT Units sold into the GPT Cash-Out Option will receive the GPT Merger Distributions and the September Quarter Distribution but not the Special Distribution.[4]	Participation in the GPT Cash-Out Option is limited to a maximum of 30,000 Eligible Units. If the facility is over subscribed, a scale back mechanism will apply meaning that some of your Eligible Units may not be cancelled under the facility (see section 9.1(e)). The prevailing market price that you would receive if you sold on the ASX may exceed the GPT Cash-Out Option price of $3.48 per GPT Unit.
Cash Sale Facility[2]	GPT Unitholders for all or some of their Eligible Units. All Excluded Foreign Unitholders will automatically participate in the Cash Sale Facility for all their Eligible Units unless the specific criteria set out in section 12 are satisfied.	Allows GPT Unitholders to dispose of their Eligible Units for cash rather than receive Stapled Securities. These GPT Unitholders will receive a pro-rata portion of the cash proceeds received by the Sale Bank from selling participating GPT Units and Lend Lease Shares as Stapled Securities following implementation of the Merger. Securities sold into the Cash Sale Facility will receive the GPT Merger Distributions, the September Quarter Distribution and the Special Distribution.[4]	This is an alternative for GPT Unitholders who do not wish to (or cannot for part of their unitholding) elect to participate in the GPT Cash-Out Option and do not wish to hold Stapled Securities following the Merger and do not wish to sell their GPT Units on the ASX.
Exchange Sale Facility[3]	GPT Unitholders (other than Excluded Foreign Unitholders) for all or some of their Eligible Units. This choice is not available to any Excluded Foreign Unitholder, Hong Kong resident GPT Unitholder or GPT Unitholder who is in the US or who is acting on behalf or for the account of a person who is in the US.	Allows GPT Unitholders to dispose of their Eligible Units prior to implementation of the Merger in exchange for Stapled Securities. GPT Unitholders who participate in the Exchange Sale Facility will receive the same number of Stapled Securities for each of their participating Eligible Units that they would have received had those Eligible Units participated in the Merger in the ordinary course. GPT Units sold into the Exchange Sale Facility will receive the GPT Merger Distributions, the September Quarter Distribution and the Special Distribution.[4]	Participation in the Exchange Sale Facility will result in a "disposal" of your participating Eligible Units for Australian capital gains tax purposes. You may have personal taxation or investment reasons which make participation in the Exchange Sale Facility desirable for you. **Failing to choose this option for Eligible Units acquired before 20 September 1985 may result in adverse tax consequences for Australian investors.** **However, choosing this option for Eligible Units acquired on or after 20 September 1985 may result in adverse tax consequences for Australian investors.** For example, some GPT Unitholders who wish to hold Stapled Securities following implementation of the Merger may benefit from establishing a cost base in their GPT Units (eg. pre-CGT holders) or establishing a higher cost base in their GPT Units or from crystallising capital losses.

(1) Further information on the GPT Cash-Out Option is set out in section 9.1(e)
(2) Further information on the Cash Sale Facility is set out in section 13
(3) Further information on the Exchange Sale Facility is set out in section 13
(4) Provided the GPT Units are held on the relevant entitlement date

1.13 AMENDMENTS TO GPT CONSTITUTION

The Merger will require various amendments to GPT Constitution to allow for the stapling of GPT Units to Lend Lease Shares (see section 10.2). As indicated in section 10.2, the amendments to the GPT Constitution will enable GPT Directors, subject to the Corporations Act and the Listing Rules, to staple additional securities to GPT Units in the future. These amendments are designed to allow flexibility if the Merged Group later wishes to acquire other entities to form part of an expanded stapled group, without the need for approval of the Stapled Security holders unless otherwise required under the Corporations Act or Listing Rules.

1.14 POSITION IF MERGER DOES NOT PROCEED

If the Merger does not proceed, the GPT Directors will evaluate strategic alternatives for GPT in the best interests of GPT Unitholders. If the Merger does not proceed:

- GPT will continue as a stand alone entity, listed on the ASX. GPT Units will not be consolidated and will not be stapled to Lend Lease Shares. GPT will pay the September Quarter Distribution but will not pay the GPT Merger Distributions, it will not offer the GPT Cash-Out Option and it will not operate the Cash Sale Facility or Exchange Sale Facility. Further, the GPT Independent Directors believe there is a risk that the GPT Unit price might fall if the Merger does not proceed. GPT will also need to pay to Lend Lease the $3.5 million (being an amount equivalent to the performance fee payable in respect of the 6 months ended 30 June 2004) which Lend Lease agreed to refund to GPT on the basis that the Merger proceeds.
- Lend Lease will continue as a stand alone entity, listed on the ASX. Lend Lease Shares will not be stapled to GPT Units, Lend Lease will not pay the Merger Dividends, it will not undertake the Off Market Buy Back, it will not operate the Cash Sale Facility or Exchange Sale Facility and its distribution policy will revert to its existing policy.

2. REASONS FOR THE MERGER

2.1 OVERVIEW

GPT is Australia's largest diversified property trust and has been externally managed by Lend Lease since listing on the ASX in 1971. GPT has built a high quality portfolio of over 50 investment properties across Australia in the retail, office, hotel/tourism, industrial/office park and master planned urban communities sectors.

The listed property trust sector has traditionally offered investors a low risk investment with consistent distributions. The LPT model, when established, was structured so that an external manager was contracted to administer the trust vehicle. In recent years, there has been an increasing trend for property trusts to become 'internally managed' and to seek higher levels of earnings growth, which can often be achieved by stapling units in the trust to shares in an operating company. In this way, the combined entity can access not only trust-style investment income but development and other property related corporate earnings.

GPT is conscious of this trend and in recent years has responded by introducing exposure to hotel and bulky goods retail assets and residential development in response to investor preferences for stronger growth. However, GPT believes that whilst these acquisitions have been positive and well received by its investors, GPT's current trust structure would prevent many acquisitions of higher growth businesses. In addition, there is very limited availability of businesses and assets that would provide earnings growth of a magnitude that, when combined with GPT's existing portfolio, would materially increase its forecast growth.

The GPT Independent Directors, after careful consideration, concluded that GPT could not reasonably expect to build a business having the same growth profile and diversified property business platforms in the three geographies offered by the Merged Group whether by acquisition or organically over the medium term.

Merging with a higher earnings growth business such as Lend Lease will involve a risk of increased earnings volatility compared with that currently existing in GPT. Notwithstanding this, the GPT Independent Directors concluded, after careful consideration:

- the financial terms compensate GPT Unitholders for the higher risk profile of the Merged Group; and
- the Merged Group's management and governance structures together with its operating philosophy (see section 3.1) are important for the Merged Group to manage the increased risk and volatility faced by GPT Unitholders participating in the Merger and to deliver the strategy referred to in section 1.4.

Consequently, following detailed consideration, the GPT Independent Directors have concluded that the Merger offers GPT Unitholders substantial benefits which include:

- substantial premium for GPT Unitholders;
- significant increase in forecast distributions;
- enhanced earnings and distribution growth prospects;
- access to, and opportunity to leverage complementary Lend Lease businesses in Australia, the UK and US; and
- alignment of interests between GPT and Lend Lease.

2.2 BENEFITS OF MERGING WITH LEND LEASE

Substantial premium for GPT Unitholders

The terms of the Merger offer a substantial premium to GPT Unitholders. The premium compares favourably with similar transactions. The price of $3.48 per GPT Unit under the GPT Cash–Out Option represents a:

- 14% premium to the five day volume weighted average price for GPT Units of $3.05 prior to announcement of the proposed Merger by Lend Lease on 24 May 2004; and
- 27% premium to GPT's net tangible asset backing at 30 June 2004 of $2.74 per GPT Unit.

Since the announcement of the agreed Merger terms on 6 August 2004, the GPT Unit price has consistently traded above $3.48. At 8 October 2004, the volume weighted average price since 6 August 2004 was $3.62.

Significant increase in forecast distributions

The Merger is expected to result in a significant increase in cash distributions to GPT Unitholders. Distributions will still be made on a quarterly basis.

GPT on a stand alone basis forecasts distributions per unit of 22.5 cents for the 12 months to 30 June 2005. The pro forma Merged Group distribution per equivalent GPT unit for the 12 months to 30 June 2005 is 26.4[2] cents or an increase of 17.3%. Note that this increase in distribution does not include the Special Distribution or the Capital Distribution and is based on Distributable Earnings.

Sections 1.5-1.7 provide a summary of financial information, including forecast distributions for the year ending 30 June 2005 and the distribution policy to be adopted by the directors of the Merged Group.

2 This GPT equivalent distribution per unit is calculated by dividing the forecast Merged Group distribution per security for the year ending 30 June 2005 of 81.4 cents by 3.08. 3.08 is the effective Merger Ratio if the Special Distribution and Capital Distribution are reinvested in Stapled Securities at the price implicit in the Merger.

Enhanced earnings and distribution growth prospects

Following implementation of the Merger, GPT Unitholders will own approximately 59% of a diversified real estate investment, services and development business with global project management and construction capabilities.

The growth prospects for the Merged Group are enhanced compared to GPT on a stand alone basis by virtue of Lend Lease's higher growth property businesses.

The Merged Group is forecast to have higher growth from both investment and corporate earnings streams which will supplement GPT's current growth profile. Lend Lease's earnings growth is forecast to be greater than that for GPT stand alone because of:

- earnings growth from Lend Lease's Investment Assets. For the year to 30 June 2004 this was 12%; and
- earnings growth from Lend Lease's property businesses is forecast to be greater than GPT's stand alone forecast earnings growth.

The Merged Group is targeting a total contribution from investment earnings of 65% to 75% and the Merged Group forecasts that 71% of its 2005 financial year pro forma earnings will be Investment Asset Earnings (see section 3.1).

Target Distributions

For the years ending 30 June 2006 and 2007, the Merged Group intends to target growth in distributions per Stapled Security of 7% per annum. This intended target is based on:

- an assumed continuation of the compound average earnings per unit growth rate achieved by GPT for the three years ended 31 December 2003 (excluding the impact of the change to the responsible entity's fee structure), and forecast earnings per unit growth rate for GPT for the year ending 30 June 2005, of around 3% per annum; and
- Lend Lease management's targets and business planning processes (based on various assumptions) for the balance of the businesses of the Merged Group for the years ending 30 June 2006 and 2007, prepared having regard to the strategies outlined in sections 1.4 and 3.1,

together with the incentives for achievement of these goals by management, as referred to below.

Assumptions used in setting the above targets and business plans (which are not forecasts) include:

- potential for growth in GPM for BLL assuming expected maintenance of UK market position and profit flows (including development profits) from certain UK developments (such as Chapelfield) together with planned PFI hospital contracts (in which BLL UK has had a strong market presence), and maintenance of market share in the US where there is projected increase in construction activity, particularly in the New York market, but recognising that construction contracts are generally awarded on a short term basis, and a return to profitability for BLL in Australia to pre-existing levels following completion of several loss-making contracts;
- potential for award of various planned US Government projects in the military housing sector (in which Actus Lend Lease has historically demonstrated its capabilities);
- continued strong performance of Delfin Lend Lease and anticipated profit contribution from LLD having regard to projects currently secured and anticipated sales;
- none of the sensitivities outlined in section 4.8 or risk factors outlined in section 4.17 eventuating in such a way as to materially adversely affect the Merged Group's financial performance; and
- the capacity to source distributions from retained earnings of Lend Lease if necessary.

One of the benefits of the Merger is the increased potential for higher distributions than GPT would be likely to achieve as a stand alone entity. However, as a result of the Merged Group having a different risk profile and, potentially, more volatile earnings than GPT by itself, there can be no certainty that the target growth will be achieved. A large number of factors will determine the Merged Group's actual financial performance in the years ending 30 June 2006 and 2007. Those factors could affect the actual results positively or negatively and are explained in some detail in sections 2.4, 4.8 and 4.17. Some of those factors are within management's control and some are not. The Merged Group intends that management incentive plans will be linked to achieving at least 7% per annum growth in Distributable Earnings per Stapled Security for the years ending 30 June 2006 and 2007.

If growth in Distributable Earnings per Stapled Security exceeds 7% in any year, it is possible that the payout ratio will be less than 100% of Distributable Earnings. If growth in Distributable Earnings per Stapled Security falls short of 7%, it is possible that distribution growth of 7% could nevertheless be maintained by sourcing some or all of the proposed distribution from retained earnings of Lend Lease or from capital of GPT.

Statements of intent as to targeted growth in distributions are not forecasts of future growth in distributions and should not be relied upon as such. Achievement of the targeted growth in distributions is subject to there being no material adverse change in the business and economic environment and the markets in which the Merged Group operates, and having regard to the other sensitivities and risk factors set out in sections 4.8 and 4.17 and there can be no certainty that the target growth will be achieved.

The actual level of future distributions and any applicable franking or tax deferred component will be determined by the directors of the Merged Group and will depend on a number of factors, including the future level of Distributable Earnings compiled under IFRS, cash resources and the financial position of the Merged Group, future funding requirements, capital management initiatives and any other factors which the directors of the Merged Group consider relevant.

Access to, and opportunity to leverage complementary Lend Lease businesses in Australia and overseas

Unlike the current GPT portfolio, the Merged Group will have activities in selected offshore markets such as the UK, US and Singapore.

GPT Unitholders are expected to benefit from combining the assets of GPT with the existing businesses and geographic platforms of Lend Lease to grow the Merged Group in certain sectors and geographies. Lend Lease's presence in these markets will make it easier to capture strategic opportunities that might not otherwise be available to GPT Unitholders.

By way of example, Lend Lease provides a platform for GPT to:

- participate in the UK retail sector;
- access a wholesale funds management business in Australia, Singapore and the UK;
- participate in master planned urban community developments in Australia, the UK and US; and
- apply Lend Lease's construction and development skills to retail and urban community opportunities secured by the Merged Group.

The Merged Group's strategy of pursuing retail asset opportunities in the UK provides both groups of investors with an opportunity to benefit from the complementary skills of Lend Lease and GPT to secure, develop and manage additional UK retail assets. Institutional relationships in the UK are expected to provide a platform from which third party capital for the Merged Group may be sourced and for the continued establishment and management of collective investment vehicles, like Australia's wholesale funds, in the UK.

Through Lend Lease's Australian master planned urban community development business, including Delfin Lend Lease, GPT Unitholders will acquire a share in one of the largest portfolios of community development assets in Australia.

Similarly, Lend Lease's experience in the Greenwich Peninsula urban regeneration project in the UK and its positioning for the upcoming military base urban community programme in the US will give GPT Unitholders the advantages of an established position in, and knowledge of, those selected offshore urban community markets.

The scope of the Merged Group's business will assist in identifying opportunities with a view to enhancing GPT's property portfolio and delivering stronger investment returns.

Alignment of interests between GPT and Lend Lease

GPT has a long standing relationship with Lend Lease in its capacity as external manager of the trust. The Merger will create an internally managed vehicle with an alignment of interests and simplified arrangements between the two parties, such as the urban development joint ventures.

The Merger with Lend Lease will provide GPT Unitholders with a corporate/trust structure that more effectively combines the long term ownership of property Investment Assets together with property development and construction activities, in a stapled model that is well accepted by equity investors.

The alignment of interests between GPT and Lend Lease will also include the effective internalisation of the management of GPT.

2.3 POTENTIAL DISADVANTAGES

Higher cost of debt

The proposed Merger is expected to increase the gearing of GPT and lower its credit rating. Standard & Poor's has placed GPT on credit watch negative and has indicated that the Merged Group is likely to have a long term local and foreign currency rating of A or A- compared to GPT's current rating of A+.

This is likely to result in a higher cost of debt for the Merged Group compared to GPT on a stand alone basis. The Standard & Poor's likely credit rating of A or A- indicates that the Merged Group will be "somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong". (Source: Standard & Poor's).

Some of the Merged Group's current funding is hedged; however, a lower credit rating may lead to increased refinancing and future funding costs together with a smaller number of potential investors in debt issued after implementation of the Merger. Standard & Poor's has put Lend Lease's credit rating on positive credit watch.

Reduced net tangible assets

The Merger will reduce the net tangible assets (***NTA***) per equivalent GPT Unit, based on the pro forma statement of financial position at 30 June 2004 in section 4. On a stand alone basis, GPT's NTA at 30 June 2004 was $2.74 per GPT Unit. Following implementation of the Merger, this will be reduced to $6.52 per Stapled Security, or $2.11 per equivalent GPT Unit.

Potential taxation disadvantages for GPT Unitholders on stapling

The tax consequences of the Merger are set out in the Tax Report in section 8.

For certain GPT Unitholders there may be tax disadvantages from the choices they make in relation to their participation in the Merger.

Exchange Sale Facility – Pre-CGT Unitholders

Australian GPT Unitholders who acquired some or all of their GPT Units prior to 20 September 1985 (***Pre-CGT Unitholders***), and who wish to participate in the Merger, may be disadvantaged by not participating in the Exchange Sale Facility or selling their units on the ASX and reinvesting the funds in Stapled Securities. These GPT Unitholders will acquire a Lend Lease Share for a nominal amount (by investment of the $0.0001 distribution) and thereby receive only a limited cost base for capital gains tax (***CGT***) purposes in the Lend Lease Share. Whilst the Lend Lease Share will be acquired for a nominal amount, a proportion of the value of the Stapled Security will be attributable to the Lend Lease Share. That is, the Lend Lease Share will have a value that is considerably more than $0.0001.

Consequently, upon receiving a Stapled Security, Pre-CGT Unitholders who do not participate in the Exchange Sale Facility will have a potential taxable capital gain on the Lend Lease Share if they were to immediately dispose of a Stapled Security.

However, Pre-CGT Unitholders who elect to participate in the Cash Sale Facility or Exchange Sale Facility will dispose of their GPT Unit. Any capital gain realised on disposal of GPT Units by Pre-CGT Unitholders is disregarded for taxation purposes. The Stapled Securities received by GPT Unitholders under the Exchange Sale Facility will have a cost base for taxation purposes equivalent to the market value of the GPT Units disposed. This cost base will be apportioned on a reasonable basis across the GPT Unit and Lend Lease Share comprising the Stapled Security.

Consequently, upon receiving a Stapled Security, Pre-CGT Unitholders who participate in the Exchange Sale Facility should not have any significant potential taxable capital gain if they were to immediately dispose of a Stapled Security.

Exchange Sale Facility – Post-CGT Unitholders

Australian GPT Unitholders who acquired some or all of their GPT Units on or after 20 September 1985 (***Post-CGT Unitholders***), and who wish to participate in the Merger, may be disadvantaged by participating in the Exchange Sale Facility.

Post-CGT Unitholders who participate in the Exchange Sale Facility will dispose of their GPT Unit. Any capital gain realised on disposal of a GPT Unit by Post-CGT Unitholders will be included in the assessable income of the Post-CGT Unitholder in the year of the Merger.

However, those Post-CGT Unitholders who do not participate in the Exchange Sale Facility as part of the Merger will not dispose of their GPT Unit. Consequently, a capital gain or loss should not be realised by these Post-CGT Unitholders on the acquisition of a Stapled Security. A capital gain or loss may be realised on subsequent disposal of the Stapled Security.

Disposal within 12 months

Notwithstanding that the Lend Lease Share and GPT Unit form a Stapled Security, they are considered to be separate assets for CGT purposes. For the CGT discount to be available an asset must have been held for 12 months prior to disposal.

Consequently, individual, trust or superannuation fund GPT Unitholders who participate in the Merger and subsequently dispose of their Stapled Securities within 12 months of the Implementation Date, will not be entitled to the CGT discount (one-half or one-third as applicable) in respect of the disposal of the Lend Lease Share forming part of the Stapled Security.

Foreign GPT Unitholders

The Merger may also give rise to adverse tax consequences to GPT Unitholders in foreign jurisdictions under the taxation laws of those foreign jurisdictions. Foreign GPT Unitholders should seek their own advice about the consequences of the Merger under local taxation laws.

Change in tax treatment of GPT distributions

Lend Lease currently pays dividends to Shareholders, with a dividend of 44.0 cents per Share for the year ended 30 June 2004. Dividends paid by Lend Lease have from time to time been paid as fully franked or unfranked dividends. The last three dividends were unfranked. It is likely that dividends on Lend Lease Shares may be partly franked from the year commencing 1 July 2005. GPT currently pays distributions with a tax-deferred component of the distribution of approximately 45%.

Distributions per Stapled Security will comprise a dividend on the underlying Lend Lease Share and a distribution on the underlying GPT Unit. Consequently, GPT Unitholders that participate in the Merger will receive both a dividend and a trust distribution from the Stapled Security they hold after the Merger. Previously, GPT Unitholders received only a trust distribution from GPT. Dividends and trust distributions are treated differently for taxation purposes.

Details as to the manner in which the distributions from a Stapled Security to a GPT Unitholder will be taxed are provided in the Tax Report at section 8.

Potential change to GPT accounting period

GPT currently adopts a tax (and financial) year end of 31 December as approved by the ATO. If GPT is required to change its tax year end from a 31 December basis to a 30 June basis (to align it with Lend Lease), GPT unitholders will be assessed on the net income of GPT on a present entitlement basis for each year ended 30 June. The changeover period is expected to be the 18 month period from 1 January 2005 to 30 June 2006. Thereafter, GPT's tax accounting periods will align with Lend Lease on an annual 30 June basis.

Consequently, GPT Unitholders will be required to include five quarterly trust distributions in their income tax returns for the year ending 30 June 2006. This is because the distribution for the quarter ending 30 June 2006 (whilst received during the year ending 30 June 2007) will be assessed on a present entitlement basis in the year ended 30 June 2006.

2.4 KEY RISKS

Increased Volatility of Earnings

GPT's traditional activity of investment in property assets has produced a steady stream of earnings with a moderate growth outlook. In addition to property investment, the business mix of the Merged Group will include funds management, development and construction management earnings in a number of geographies outside Australia, including the US and Europe. While these activities have a stronger growth outlook than investment property ownership they are also characterised by higher volatility of earnings and foreign exchange risk thereby changing the risk profile of GPT.

The GPT Independent Directors believe that the risk of increased earnings volatility is:

- compensated by the financial terms secured for GPT Unitholders; and
- mitigated in part by the Merged Group's management and governance structures together with its operating philosophy and risk management procedures.

Additionally, GPT Unitholders who would prefer not to take on the increased risk have the ability to sell their units through the GPT Cash-Out Option (to a maximum of 30,000 GPT Units), the Cash Sale Facility or on the ASX.

Higher gearing

The Merged Group is expected to have pro forma 30 June 2004 gearing of 31.6%. This compares with GPT stand alone gearing of 27.5% at 30 June 2004 (or 29.5% if adjusted for the P&O Resorts acquisition). Higher gearing in the Merged Group arises due to the use of cash as Merger consideration and to pay various distributions to GPT Unitholders and dividends to Lend Lease Shareholders, GPT's recent debt funded acquisition of P&O Resorts and the costs of implementing the Merger. While higher gearing may increase the exposure of the Merged Group to interest rate movements, it is within the targeted gearing range of 25% to 35% based on total debt to total tangible assets. GPT and Lend Lease believe this is a prudent range for a stapled security operating in the listed property trust sector and affords flexibility for the Merged Group to pursue new opportunities as and when they arise.

Implementation risks in achieving cost savings

A factor in achieving the enhanced earnings and distributions profile for GPT Unitholders and Lend Lease Shareholders if the Merger proceeds is achieving the intended after-tax cost savings of $60 million. The cost savings are described in section 4. The GPT Independent Directors consider that unforeseen events may alter the expected level of cost savings, negatively impacting the expected earnings and distributions of the Merged Group.

Exchange rate fluctuations and complexity of international operating environment

The Merged Group will have significant international operations and assets held outside Australia. The Merged Group's operating results will be affected by fluctuations in exchange rates. The Merged Group will be affected by other risks associated with its international operations including general economic conditions in the countries in which it operates and any changes to the legal and regulatory environment (including the basis of taxation) applicable in those countries.

Potential for stapled security price volatility if GPT Unitholders and/or Lend Lease Shareholders sell on market after implementation

The Stapled Security price may experience some short term fluctuations following implementation of the Merger as a result of investors in both GPT and Lend Lease adjusting their weighting positions in the Merged Group.

Medium and long term price volatility and distribution could also exist as a result of higher volatility of earnings.

INVESTMENT RISKS

Potential for stapled security price volatility

The Merged Group may have a more volatile security price than GPT's historical unit price. This is partly due to the potential for higher volatility in earnings, and the risks inherent in the business operations of the Merged Group.

Potential volatility in distributions

As discussed in section 2.2, it is expected that the Merged Group will have higher distributions than GPT would expect on a stand alone basis. However, the Merged Group's corporate earnings are inherently more volatile in nature than GPT's trust earnings. The Merged Group's policy to pay out 100% of corporate earnings may also lead to some volatility in distributions.

A discussion of the key risks identified for the Merged Group can be found in section 4.8 and 4.17.

3. DESCRIPTION OF THE MERGED GROUP

3.1 SUMMARY

Merging Lend Lease with GPT to create the Merged Group will result in a stapled, internally managed, international property group. The Merged Group will comprise a diversified portfolio of assets and businesses delivering earnings from five core activities in three key geographies.

Business and Geographical

The Merged Group is expected to be Australia's second largest listed property group by market capitalisation with Investment Assets of approximately $10 billion, an expected market capitalisation of approximately $10 billion (based on prices at 10 September 2004), initial gearing (based on total debt to total tangible assets) of approximately 31.6% and forecast pro forma Distributable Earnings for the year ending 30 June 2005 of $730 million or 81.4 cents per Stapled Security. The majority of income will be generated by Investment Assets located in Australia, with offshore income predominantly earned in the UK and the US. Operating activities will include property ownership and management, wholesale funds management, development project management and construction.

Approximately 71% of the consolidated pro forma forecast profit after tax and before interest, amortisation and net corporate overheads for the year ending 30 June 2005 and 87% of the 30 June 2004 total property assets relate to Investment Assets comprising assets in Australia, the UK, the US and Singapore. The Investment Asset portfolio is made up of retail, office, hotel and tourism, and industrial properties.

Retail assets are a key focus of the Investment Assets portfolio and make up approximately 47% of the combined portfolio (based on pro forma property assets of the Merged Group at 30 June 2004). This proportion is expected to grow over time as a result of, among other things, planned:

- development activities on the current portfolio;
- development of a new regional centre at Rouse Hill in New South Wales; and
- expansion of offshore retail investment, particularly in the UK.

Overview of the Merged Group's Mix of Businesses

	Australia / Asia	UK / Europe	US
Retail	• Australia: 15 centres + *Homemaker portfolio* = • > 900,000 m2 net lettable area **(NLA)**	• Direct interests in three existing *retail centres (including* development projects) • > 225,000 m² NLA	• King of Prussia • > 260,000m² NLA
Diversified Asset Portfolio	Assets • Office $3.0bn • Industrial $0.3bn • Hotels and tourism $0.8bn		
Wholesale Funds Management	Assets • Wholesale funds under management **(FUM)** $3.7bn • Property securities (50% owned) $2.6bn	• UK wholesale FUM – $2.0bn	
Urban Community Development	• Delfin Lend Lease – potential 51,000 lot backlog • **LLD** – 8,000 dwelling backlog	• Greenwich – 10,000 dwelling backlog	• Actus Lend Lease – 24,400 dwelling backlog
Project Management and Construction	• Project management and construction	• PFIs • Project management and construction	• Project management and construction

Overview of Forecast Earnings Mix by Activity / Region and Gross Assets by Activity

Forecast Earnings by Activity(1)


Project Management & Construction 15%
Development 11%
Funds Management 3%
Investment Assets 71%

(1) Consolidated pro forma forecast profit after tax and before interest, amortisation and net corporate overheads for the year ending 30 June 2005.

Property Assets by Activity(2)


Other 4%
Development 4%
Urban Communities 5%
Industrial 3%
Hotel & Tourism 8%
Retail 47%
Office 29%

(2) Total property assets as at 30 June 2004 comprise Investment Assets and property related inventories.

Forecast Earnings from Investment Assets(3)


Industrial/Other 4%
Hotel & Tourism 9%
Retail 55%
Office 32%

(3) Consolidated pro forma forecast profit after tax and before interest, amortisation and net corporate overheads for the year ending 30 June 2005

Forecast Earnings by Region(4)


Europe 15%
Americas 10%
Asia Pacific 75%

(4) Consolidated pro forma forecast profit after tax and before interest, amortisation and net corporate overheads for the year ending 30 June 2005

Strategy

The Merged Group will seek to grow investor returns through targeting four key objectives:

- consolidation of the Merged Group's position in Australia and realising the growth potential embedded in the existing businesses, market positions, asset portfolios, development pipeline and funds management activities;
- growth in wholesale funds management by building on Lend Lease's established platforms in Asia Pacific and UK wholesale funds;
- leveraging the Merged Group's regional retail centre development and master-planned urban community development skill bases to grow the offshore platform in the UK, the US and Singapore; and
- maintaining BLL's position as a top 12 international project management and construction company and seeking to manage its risk profile whilst maintaining margins and delivering operating synergies for the Merged Group's internal development projects.

The Merged Group's target range of Investment Asset Earnings[1] is 65% to 75% of total operational earnings comprising profit after tax and before interest, amortisation and net corporate overheads. Prior to the Merger Lend Lease and GPT, and after the Merger, the Merged Group will continue to explore opportunities to acquire Investment Assets and businesses having regard to the Merged Group's proposed strategy and target range of earnings mix by activity and geography.

1 Defined as net profit after tax and before interest, amortisation and net corporate overheads sourced from Investment Assets.

Board and Management Structure

The boards of the Merged Group will initially comprise four non-executive directors from the current Lend Lease board and three independent directors from the current GPT Management board and will be chaired by David Crawford. The boards of the Merged Group will include Greg Clarke in his capacity as Managing Director and Chief Executive Officer of the Merged Group. The Merged Group intends to add suitably qualified independent directors to the boards following the Merger.

The operations senior management team for the Merged Group is summarised below:

Chief Executive Officer – Greg Clarke

Investment Management & Retail Nic Lyons	Development & Construction Asia Pacific and US Ross Taylor	Development & Construction Europe, Middle East & Africa Global Markets & IT Adrian Chamberlain
Responsible for: • Retail – Global • Diversified Asset Portfolio – Global • Wholesale Funds Management – Global	**Responsible for:** • Urban Community Development – Australia & US • Project Management and Construction – Australia/Asia & Americas	**Responsible for:** • Urban Community Development – UK & Europe • Project Management and Construction – Europe, Middle East & Africa • Global Markets & IT

Further details of the boards of the Merged Group and its management team are set out in section 3.8.

Operating Philosophy

The Merged Group will adopt an operating philosophy reflective of an investment management culture, consistent with the Merged Group's position as a major stapled entity in the LPT sector. This philosophy seeks to achieve an appropriate balance in the Merged Group's investment profile between growth and stability, and Australian and international earnings – in particular, a focus on financial risk management, investor relations and communications consistent with LPT sector best practice and a single asset acquisition pipeline process.

Financial Risk Management

Capital allocation will be undertaken within the context of targeting an Investment Asset Earnings contribution of 65% to 75% in line with the Merged Group's strategy to deliver diversity and consistency of earnings.

Quarterly business and asset plans linked to a detailed financial model will be utilised to develop and monitor return targets for each business and to identify issues and develop strategies to deliver on targeted growth. Within this process, opportunities will be reviewed and risks identified and managed.

The Merged Group intends to target a gearing ratio (total debt to total tangible assets) within the range of 25% to 35%. Interest rate exposure will be managed to substantially protect near term earnings from interest rate volatility. It is anticipated that at least 75% of known interest rate exposures will be hedged for a two year period ending 30 June 2006. The precise nature of the hedging strategies adopted will vary with market conditions over time.

The Merged Group's activities will also expose Stapled Security holders to foreign exchange rate volatility. The Merged Group will look to utilise natural hedges to the extent possible to minimise the impact of foreign exchange rate fluctuations. Immediate currency hedging requirements will be undertaken based on the existing Lend Lease policy described in section 4.11(c).

Single Acquisition Pipeline

All acquisitions and developments will be governed by a pipeline process consistent with current practice which includes:

- a single acquisition pipeline for the Merged Group and its managed funds;
- assessment of acquisitions and developments in the context of a defined investment template and target returns;
- a review process which incorporates approval by the relevant portfolio/fund manager before a detailed investment proposal is developed; and
- approval by the business unit CEO, Group Chief Financial Officer and Group CEO before presentation to the boards of the Merged Group for approval.

Lend Lease's existing Code of Conduct will continue to overlay this process to ensure any related party issues are identified and managed effectively.

3.2 RETAIL BUSINESS

(a) Overview

Total returns from retail asset ownership have been strong in major developed economies such as Australia, the UK and the US over the last 20 years. In Australia, this has been driven by:

- growth in discretionary retail spending, which has outperformed the overall economy; and
- restrictions in land available for retail development.

The Merger will create a large scale international retail asset owner, manager and developer with over $5.8 billion of owned assets and an additional $3.7 billion in assets under management in Australia, the UK and Singapore.

The Merged Group's retail portfolio will include:

- Australia – GPT's retail asset portfolio, including its interests in Penrith Plaza, Melbourne Central, Erina Fair, Woden Plaza and Charlestown Square (for a full listing of GPT's retail assets see below);
- UK – interests in key retail properties such as Bluewater – one of the largest retail and leisure centres in the UK together with retail asset developments such as Warrington; and
- US – King of Prussia – a 50% equity interest in the largest enclosed shopping mall on the eastern seaboard of the US

The table below summarises the retail assets and operations of GPT and Lend Lease that will be combined through the Merger:

	Australia / Asia	UK	US
Assets owned by GPT	Portfolio of interests in 29 regional, sub-regional, community and Homemaker retail centres valued at $3.9 billion		
Assets owned by Lend Lease		Direct ownership interests in three retail centres valued at $1.6 billion (excluding development project value on completion)	50% equity interest in King of Prussia[1] valued at $332 million
Wholesale funds managed by Lend Lease	Co-investments of $110 million in and management of APPF Retail and APIC[2] II portfolios comprising interests in 21 shopping centres in Australia and Singapore valued at $1.7 billion (excludes centres not managed by Lend Lease)	Co-investments of $174 million in and management of Lend Lease Retail Partnership and Lend Lease Overgate Partnership valued at $2.0 billion. Management of retail centres with an aggregate value of $5.1 billion	

(1) The King of Prussia interest is held in a controlling partnership in which Lend Lease holds a 50% interest.
(2) Asia Pacific Investment Corporation (Singapore).

Retail assets to be managed by the Merged Group through its wholesale funds are described in section 3.4.

(b) Australia

In Australia, GPT is one of the largest owners of retail property assets, with a $3.9 billion portfolio that includes the fourth largest portfolio of regional retail centres with a book value of approximately $2.7 billion as at 30 June 2004. Lend Lease is the second largest manager (by NLA) of regional retail centres in Australia. The Merged Group will continue to develop its pipeline of existing and planned retail assets in Australia.

The Merged Group will have more than 290 employees dedicated to retail property management and development opportunities for the current GPT portfolio and wholesale funds to be managed by the Merged Group in Australia.

Australian Retail Asset Ownership

The Merged Group's Australian retail portfolio is summarised below:

Australian Retail Portfolio Overview – Owned

Portfolio Value (by State)[1]


NT 7%
ACT 10%
WA 2%
QLD 10%
NSW 47%
VIC 24%

(1) Book value as at 30 June 2004.

Classification of Retail Assets[2]


Homemaker 11%
Community 4%
Sub Regional 17%
Regional 68%

(2) Book value as at 30 June 2004.

Australian Retail Assets – Owned

Retail Asset	Location	NLA (m^2)	Share Owned	Book Value[1] ($m)	Latest Independent Valuation Amount ($m)	Date	Capitalisation Rate
Regional centres							
Charlestown Square	Newcastle, NSW	51,300	100%	339.0	332.0	Sep-03	6.75%
Dandenong Plaza	Melbourne, VIC	63,100	100%	205.4	205.0	Sep-03	8.00%
Erina Fair	Central Coast, NSW	104,200	50%[2]	335.1	323.7	Sep-03	6.75%
Macarthur Square	Sydney, NSW	62,800	50%[2]	174.6	165.0	Sep-03	6.75%
Melbourne Central[3]	Melbourne, VIC	N/A	100%	346.9	156.0	Sep-01	8.00%
Penrith Plaza	Sydney, NSW	77,500	100%	546.7	537.1	Sep-03	6.75%
Sunshine Plaza	Maroochydore, QLD	73,000	50%[2]	181.7	180.1	Sep-03	JVIA[4]
Woden Plaza	Canberra, ACT	71,400	100%	388.0	386.0	Mar-03	7.50%
Wollongong Central	Wollongong, NSW	39,300	100%	158.4	157.0	Sep-03	8.25%
Sub-regional centres							
Carlingford Court	Sydney, NSW	32,800	100%	136.2	133.0	Mar-02	8.75%
Casuarina Square	Darwin, NT	52,600	100%	267.5	264.0	Sep-02	8.25%
Chirnside Park	Melbourne, VIC	37,800	100%	132.3	132.0	Mar-03	8.25%
Parkmore Shopping Centre	Melbourne, VIC	35,900	100%	127.1	127.0	Mar-04	8.00%
Community centres							
Floreat Forum	Perth, WA	18,900	100%	95.0	95.0	Mar-04	7.75%
Forestway Shopping Centre	Sydney, NSW	9,500	100%	51.8	39.0	Sep-01	9.75%
Other							
Homemaker Portfolio	NSW / VIC / QLD	202,900	100%	438.3	331.2[5]	Various	8.60%[6]
Total		**933,000**		**3,924.0**			

(1) As at 30 June 2004. Includes latest valuation together with additions (at cost) since latest valuation.

(2) Remaining 50% owned by APPF.

(3) Melbourne Central is currently being redeveloped and has not been revalued since the commencement of development. It is expected to have a total NLA of 56,776m² at completion.

(4) Under the joint venture investment arrangement (JVIA) the value is determined by the present value of the termination right plus the land and deposit. This is at 30 June 2004. On 30 September 2004, the JVIA was unwound at a cost of $57m.

(5) Three assets within the Homemaker Portfolio have yet to be independently valued.

(6) Weighted average capitalisation rate.

Based on the latest independent valuations, the retail portfolio (excluding Homemaker centres) has a weighted average capitalisation rate of 7.47%. The retail portfolio has an average occupancy rate in excess of 99% and an average specialty occupancy cost of 14.4%.

GPT owns a number of assets jointly with other parties. Most (but not all) are the subject of co-ownership agreements. None of the co-ownership agreements to which GPT is a party contain provisions which give pre-emption rights to the other owner as a result of the Merger given that a Lend Lease subsidiary will remain the responsible entity for GPT.

Australian retail asset development

The Merged Group's management has identified a development pipeline, averaging $200 million to $300 million per annum which is expected to support earnings growth from the owned retail assets through to 2008. The planned retail development pipeline is illustrated below:

Australian Retail Planned Development Pipeline ($m)



2002
2003
2004
2005
2006
2007
2008
Floreat Forum
48
Erina Fair
106
Melbourne Central
245
Penrith Plaza
140*
Macarthur Square
95*
Rouse Hill Regional centre
350*
Charlestown Square
Chirnside
Wollongong
Sunshine Plaza
20
* approximate value and timing
complete
underway
planned

The Penrith Plaza development commenced in June 2004. One of the significant developments planned by the Merged Group is the regional retail centre at Rouse Hill in north west Sydney. This project has board approval, is forecast to cost approximately $350 million and is expected to be completed in the year ending 30 June 2007. The Macarthur Square development has now commenced.

Lend Lease has constructed approximately $705 million by book value of retail assets for GPT in the past three and a half years. BLL's retail specialists work closely with the retail development team through the design and construction phases of development projects.

(c) United Kingdom

The UK retail property market represents a growth opportunity for the Merged Group. This opportunity exists as a result of differences between the UK and Australian retail property markets including:

- fragmented ownership of shopping centres in the UK – the top seven shopping centre owners represent approximately 47% of larger centres in the UK, compared to 85% in Australia – the remaining 53% of UK larger shopping centres are owned by approximately 100 different owners;
- market size – UK retail floorspace per capita is approximately 60% of the Australian market and 40% of the US market; and
- management's belief that a significant proportion of UK shopping centres are undercapitalised and would be enhanced through pro-active asset and property management.

The Merged Group will be well placed to provide integrated property services in the UK retail market, ranging from ownership to development and management (including for third parties).

UK Retail Asset Ownership

Lend Lease's UK retail property business includes direct ownership of shopping centre interests, together with indirect interests through wholesale property funds managed by Lend Lease (which are outlined in section 3.4(d)). As a result of these direct and indirect interests, Lend Lease is the fifth largest retail asset manager (by assets under management) and tenth largest owner of retail centres in the UK (by total floor area of retail centres, including those part owned).

Since the mid 1990s, Lend Lease's UK retail business, has developed or redeveloped the Bluewater, Overgate and Touchwood shopping centres and it now holds direct or indirect ownership interests in these assets and manages them. Lend Lease also developed the Tres Aguas shopping centre in Spain and subsequently sold its ownership interest during the year ended 30 June 2003. Lend Lease currently owns and is developing the Chapelfield shopping centre, which is subject to a conditional forward sale agreement, and has a conditional agreement to acquire a 50% interest in, and manage the redevelopment of, the Golden Square shopping centre.

Lend Lease's UK direct ownership interests are summarised below:

UK Retail Assets – Owned

Retail Asset	Location	Completion Date	NLA (m^2)	Share Owned[1]	Book Value ($m)	Latest Independent Valuation Amount ($m)	Latest Independent Valuation Date
Bluewater	Kent	Mar-99	151,022	30%	581.6	1,247.0[2]	Jun-04
Chapelfield[3]	Norwich	Sep-05 (est)	47,398	100%	316.4	N/A	N/A
Golden Square[4]	Warrington	Mar-07 (est)	28,810	50%	0.5[5]	N/A	N/A
Total			227,230		898.5		

(1) Includes direct ownership interests only as at 30 June 2004.

(2) Gross value based on independent valuation. If the interest is sold in the short term, the net value realised would be reduced by approximately $278 million as a result of the call option and profit share described in section 4.10(d). Bluewater is classified as inventory and recorded at cost in the consolidated pro forma statement of financial position.

(3) Chapelfield is subject to a conditional forward sale agreement. Profits from redevelopment and sale are expected to be recognised in the years ending 30 June 2006 and 2007.

(4) Golden Square is conditional on satisfaction of preconditions such as planning, land assembly, achievement of leasing targets and local authority agreements. Golden Square is held via a partnership structure.

(5) Book value represents Lend Lease's equity investment at 30 June 2004. Lend Lease has signed a conditional agreement to co-invest and manage the redevelopment of the centre. The project is in its initial stage and all pre conditions have not yet been met.

UK Retail Asset Development

Opportunities exist to secure retail asset redevelopment projects as a result of fragmented ownership and the high level of institutional participation in the UK retail sector. Lend Lease has identified an estimated 1.5 million square metres of UK shopping centre floor space that could be targeted for development by the Merged Group, alone or in partnership with investors. Lend Lease is considering pursuing investment and redevelopment opportunities for a number of these centres.

Lend Lease believes the acquisition of significant ownership interests in conjunction with redevelopment programs can provide attractive aggregate returns for the Merged Group relative to other retail investment opportunities. Furthermore, the Merged Group will have the ability to source capital from its own resources or its UK wholesale funds platform (described in section 3.4(d)) to facilitate investment in, and development of, these opportunities.

(d) United States

US Retail Asset Ownership

Lend Lease owns a 50% interest in a partnership that owns the King of Prussia mall in Pennsylvania. The mall is the largest enclosed shopping mall on the eastern seaboard of the US and includes eight department stores, 350 specialty shops and 35 restaurants. The current book and market values of the 50% interest are summarised below:

US Retail Assets – Owned

Retail Asset	Location	NLA (m^2)	Share Owned	Book Value[1] ($m)	Latest Independent Valuation Amount ($m)[2]	Latest Independent Valuation Date
King of Prussia	Pennsylvania	264,765	50%	207	332	Jun-04

(1) As at 30 June 2004.
(2) Independent valuation is after deducting the value of debt in the partnership that owns King of Prussia.

In the event the Merged Group decided to sell its interest in King of Prussia, the co-owners have a first right of refusal. This right is not triggered by the Merger.

3.3 DIVERSIFIED ASSET PORTFOLIO

(a) Overview

The Merged Group will also be a large owner, manager and developer of office, hotel and tourism and industrial assets, owning GPT's current portfolio of over 30 properties valued at $4.1 billion at 30 June 2004, including the P&O Resorts portfolio acquired by GPT in July 2004.

(b) Australian Office Portfolio

The Merged Group's Australian office portfolio will comprise ownership of the current GPT office asset portfolio of 13 fully and partly owned office properties, with a book value of $3.0 billion. The portfolio is weighted towards the Sydney CBD and includes interests in a number of significant CBD properties such as Governor Macquarie and Governor Phillip Towers (1 Farrer Place), MLC Centre, Australia Square and Citigroup Centre in Sydney, 530 Collins Street and Melbourne Central in Melbourne and Riverside Centre in Brisbane.

The Merged Group will seek to deliver optimum investment performance from the office portfolio through continuing intensive asset management, focusing on reletting current and emerging vacancies and selective upgrading of the portfolio.

Australian Office Portfolio Overview

Portfolio Value (by State)[1]



ACT 2%
QLD 11%
VIC 28%
NSW 59%

(1) Book value as at 30 June 2004

Lease Expiry (by Area)[2]



Vacant
7.0%
2004
3.6%
2005
11.0%
2006
9.4%
2007
5.0%
2008
7.4%
Beyond 2008
56.6%
%
0
10
20
30
40
50
60

(2) NLA as at 30 June 2004

Australian Office Portfolio Ownership

Australian Office Assets – Owned						
					Latest Independent Valuation	
Office Asset	Location	NLA (m^2)	Share Owned	Book Value[1] ($m)	Amount ($m)	Date
Australia Square	Sydney, NSW	53,500	50%	178.0	178.0	Jun-04
800 Bourke Street Stage 1	Melbourne, VIC	34,700	100%	140.2	140.0	Mar-04
800 Bourke Street Stage 2	Melbourne, VIC	25,100	100%	90.0	90.0[2]	N/A
Brisbane Transit Centre	Brisbane, QLD	32,900	50%	46.1	47.6	Jun-04
Citigroup Centre	Sydney, NSW	73,900	50%	286.5	287.5	Dec-03
530 Collins St & 120 King St	Melbourne, VIC	71,700	100%	320.5	320.0	Sep-03
Darling Park	Sydney, NSW	112,000	50%	457.3	457.5	Apr-04
Darling Park Stage 3	Sydney, NSW	N/A[3]	100%	49.4	49.4[2]	N/A
179 Elizabeth St	Sydney, NSW	15,000	100%	82.2	81.0	Sep-03
1 Farrer Place	Sydney, NSW	86,900	25%	259.6	259.6[2]	N/A
HSBC Centre	Sydney, NSW	41,400	100%	227.0	227.0	Mar-04
Melbourne Central	Melbourne, VIC	66,200	100%	294.3	309.0	Sep-01
MLC Centre	Sydney, NSW	74,500	50%	285.0	284.5	Mar-04
10 & 12 Mort St	Canberra, ACT	15,500	100%	50.0	50.0	Dec-03
Riverside Centre	Brisbane, QLD	61,000	100%	264.7	259.4	Sep-02
Total		**764,300**		**3,030.8**		

(1) As at 30 June 2004. Represents latest independent valuations plus additions (at cost) since the latest independent valuation.

(2) Book value has been used where no independent valuation has been undertaken.

(3) On completion, the expected NLA of Darling Park Stage 3 will be 29,500m².

Based on the latest independent valuations, the office portfolio has a weighted average capitalisation rate of 7.34%, excluding 1 Farrer Place. The average occupancy rate at 30 June 2004 was 93%, 95% excluding Australia Square. Leases over 56.6% of the portfolio's NLA expire after 30 June 2008.

The strategy for the office portfolio is to purchase assets that are in markets with strong white collar employment growth, have contemporary space and services, are graded as either Premium or A-grade, have a diversified lease expiry profile and are rented at or below market rates. The grading of office properties uses the Property Council of Australia "Quality Grading Matrix", which is the de facto industry standard grading tool used in Australia.

GPT owns a number of office assets jointly with other parties. Most (but not all) are the subject of co-ownership agreements. None of the co-ownership agreements to which GPT is a party contain provisions which give pre-emption rights to the other owner as a result of the Merger given that a Lend Lease subsidiary will remain the responsible entity for GPT.

(c) Australian Hotel and Tourism Portfolio

The Australian hotel and tourism portfolio to be owned and managed by the Merged Group will comprise GPT's current portfolio of 14 properties valued at $778 million as at 30 June 2004, including the P&O portfolio of predominantly nature based resorts acquired in July 2004.

Australian Hotel Portfolio Ownership

Australian Hotel and Tourism Assets – Owned							
				Latest Independent Valuation		Year ended 30 June 2004	
Property	Location	Number of Rooms	Book Value[1] ($m)	Amount ($m)	Date	Average Occupancy	Average Room Rate ($)
Ayers Rock Resort	Central Australia, NT	905	384.0	353.8[2]	Mar-04	55%	199
Cape Tribulation Resorts	Far North Queensland	120	19.1	19.1[3]	N/A	33%	147
Four Points by Sheraton	Sydney, NSW	631	140.6	136.0	Mar-02	82%	162
Holiday Inn (Brisbane Transit Centre)	Brisbane, QLD	191	9.5	8.0	Jun-04	86%	114
Nature Based Resorts (formerly P&O Resorts)	Various (see below)	571[4]	225.0	225.0[3]	N/A	N/A	243[5]
Total		**2,418**		**778.2**			

(1) As at 30 June 2004 (except Nature Based Resorts). Represents latest independent valuations plus acquisitions / additions (at cost) since the latest independent valuation.

(2) The valuation for the Ayers Rock Resort is $360 million of which $6.2 million relates to plant and equipment owned by Voyages Hotels & Resorts Pty Limited.

(3) Book value has been used where no independent valuation has been undertaken.

(4) The total number of rooms for the resort portfolio includes villas, pavilions, cabins, suites, tree and river houses, and premium tents.

(5) For the year ended 31 December 2003.

In the year ended 30 June 2004, the hotel and tourism portfolio provided a net income yield on book value of 9.2%. This was adversely impacted by fire damage suffered at the Longitude 131° resort, one of the properties in the Ayers Rock Resort, which resulted in closure for repairs. The resort has now fully reopened and its earnings contribution is expected to improve in the year ending 30 June 2005.

GPT acquired nine resorts from P&O for $225 million in July 2004, at an expected yield of 9% in year 1 and 10% in year 2. The P&O Resorts portfolio comprises the following properties:

- Bedarra Island, Brampton Island, Dunk Island, Heron Island, Lizard Island and Wilson Island on the Great Barrier Reef, Queensland;
- Silky Oaks Lodge in North Queensland and Wrotham Park Station (under construction) in Western Queensland; and
- Cradle Mountain Lodge in Tasmania.

(d) Australian Industrial Portfolio

The Australian industrial and business park portfolio will comprise GPT's current portfolio of 10 assets, with a book value of $325 million at 30 June 2004. The Merged Group will seek to deliver superior investment returns through intensive asset management, the development of the existing portfolio landbank and the acquisition of high quality, non-specialised assets and selective development sites located in close proximity to major infrastructure nodes.

Australian Industrial Portfolio Overview

Portfolio Value (by State)[1]



VIC 37%
NSW 63%

(1) Book value as at 30 June 2004

Lease Expiry (by Area)[2]



Vacant
5.6%
2004
14.3%
2005
1.2%
2006
5.0%
2007
8.1%
2008
6.5%
Beyond 2008
59.3%
% 0
10
20
30
40
50
60

(2) NLA as at 31 December 2003.

Australian Industrial Assets – Owned

Industrial Asset	Location	NLA (m²)	Share Owned	Book Value ($m)[1]	Latest Independent Valuation Amount ($m)	Date	Capitalisation Rate
Austrak Business Park	Somerton, VIC	31,400	50%	59.1	59.1[2]	N/A	N/A
15 Berry Street	Granville, NSW	9,900	100%	10.8	10.8	Sep-03	8.75%-9.25%
19 Berry Street	Granville, NSW	13,500	100%	20.5	20.5	Sep-03	8.57%
Citiwest Industrial Estate	Altona North, VIC	104,300	100%	62.0	55.3	Mar-03	9.0%-9.5%
11 Grand Avenue	Camellia, NSW	41,900	100%	59.1	58.0	Sep-03	8.25%-8.75%
2-4 Harvey Road	Kings Park, NSW	30,200	100%	24.9	24.9	Mar-02	9.25%
7 Parkview Drive	Homebush Bay, NSW	7,000	100%	16.1	16.1[2]	N/A	N/A
Quad Business Park	Homebush Bay, NSW	15,260	100%	54.3	35.3	Jun-04	8.00%-8.75%
Herb Elliott Avenue	Homebush Bay, NSW	3,294	100%	8.5	8.5[2]	N/A	N/A
Figtree Drive	Homebush Bay, NSW	3,457	100%	10.2	10.2[2]	N/A	N/A
Total		**260,211**		**325.5**			

(1) As at 30 June 2004. Represents latest independent valuation plus additions (at cost) since the latest independent valuation.

(2) Book value has been used where no independent valuation has been undertaken.

The industrial portfolio currently has a vacancy rate of 5.6% with leases over 59% of NLA expiring after 2008. The portfolio delivered like-on-like growth in income of 6.2% for the 12 months to 30 June 2004.

The Austrak Business Park is owned jointly with another party and is the subject of a co-ownership agreement. This co-ownership agreement does not give pre-emption rights to the other owner as a result of the Merger.

3.4 WHOLESALE FUNDS MANAGEMENT

(a) Overview

Lend Lease is a significant manager of wholesale (unlisted) property funds in Australia, Singapore and the UK and also holds co-investments in some of these funds. These wholesale funds have been developed over a number of years. The funds are summarised below:

	Australia	Singapore	UK
Wholesale funds managed by Lend Lease	APPF Retail, APPF Commercial, APPF Industrial and Real Estate Partners (REP) I and II. Aggregate value of $2.8 billion. Real estate securities business (50% owned) with funds under management of $2.6 billion	APIC and APIC II funds. Aggregate value of $0.9 billion	Lend Lease Retail Partnership and Lend Lease Overgate Partnership. Funds under management of $2.0 billion

The wholesale property funds management business is expected to continue to provide attractive opportunities for the Merged Group given the expected increasing level of demand from institutional investors for unlisted property investments.

(b) Australian Wholesale Funds Management

As the responsible entity of APPF, the Merged Group will be the third largest wholesale property funds manager in Australia (by funds under management), primarily through the $2.5 billion APPF Retail, Commercial and Industrial funds. Lend Lease experienced a 24.8% compounded annual growth rate in its wholesale funds under management over the five years to 30 June 2004.

The majority of Lend Lease's Australian and Asian wholesale funds have exceeded targeted benchmark returns during the past three years. The funds under management and performance compared to the relevant benchmarks are summarised below:

Australian Wholesale Funds – Managed

Fund	Sector/Type	Funds Under Management 30 June 2004[1] ($m)	Benchmark Total Return Performance[2]		Actual Total Return Performance[3]	
			1 Year	3 Years	1 Year	3 Years
APPF Retail	Retail	1,699	11.9%	11.0%	18.9%	14.5%
APPF Commercial	Office	604	11.9%	11.0%	10.0%	8.6%
APPF Industrial	Industrial	201	11.9%	11.0%	12.2%	11.9%
Resolution Capital Limited[4]	Listed property securities	2,600	17.2%	14.7%	18.8%	16.0%
REP I	Enhanced	Up to 40	15.0%	15.0%	N/A	20.4%
REP II	Enhanced	Up to 225	15.0%	15.0%	N/A	N/A

(1) FUM for REP funds are based on initial equity raised, geared up to a maximum of 65% to give maximum FUM available over the fund's life.

(2) Benchmark total return performance for APPF funds is the Mercers Unlisted Property Funds Index (MUPFI), current as at 30 June 2004; however, MUPFI does not publish sector specific benchmark data, only diversified. Benchmark total return performance for the REP funds is an absolute target internal rate of return of 15% per annum. Benchmark performance for Resolution Capital Limited is the S&P/ASX 200 (GICS) Property Accumulation Index.

(3) Actual total return performance for the APPF funds is current as at 30 June 2004. Actual total return performance for REP I is current for the assets divested to date. REP II was launched in May 2004 and is yet to purchase any assets.

(4) Lend Lease has a 50% equity interest in this business, which was formerly known as Lend Lease Real Estate Securities.

The Merged Group will hold the following co-investments in the Australian wholesale property funds currently owned by Lend Lease:

Australian Wholesale Fund Co-investments

Fund	Co-investment	Book Value at 30 June 2004 ($m)	Market Value at 30 June 2004 ($m)
APPF	see note 1	51.8	59.3
REP I	7.5%	1.4	1.4
Total		**53.2**	**60.7**

(1) Co-investment in APPF represents 42,525 special units (which represent a one-sixth interest in Greensborough Plaza shopping centre in Victoria) and 9,117 ordinary units.

Lend Lease also owns 50% of a property securities fund business that holds approximately $2.6 billion of funds under management which are invested in listed property securities.

The REP I and II funds invest and trade in real estate for enhanced returns. The funds have a defined life and seek to achieve a total return of at least 15% per annum on invested equity.

Australian asset management

The Merged Group will manage the majority of APPF's retail portfolio as part of the Wholesale Funds Management business. This portfolio had a current book value of $1,069 million at 30 June 2004 and comprises the following assets:

Australian Retail Assets – Managed

Retail Asset	Location	NLA (m²)	APPF[1] Share Owned	Book Value ($m)	Latest Independent Valuation Amount ($m)	Latest Independent Valuation Date
Regional						
Erina Fair	Central Coast, NSW	104,200	50%[2]	334.7	323.7	Sep-03
Greensborough Plaza	Melbourne, VIC	57,300	50%[3]	147.5	147.5	Jun-04
Macarthur Square	Sydney, NSW	62,800	50%[2]	179.8	165.0	Sep-03
Sunshine Plaza	Maroochydore, QLD	73,000	50%[2]	181.5	180.1	Sep-03
Cairns Central	Cairns, QLD	52,400	50%[3]	82.5	82.5	Dec-03
Sub-regional						
Caneland Central	Mackay, QLD	39,000	100%	142.6	142.0	Dec-03
Total		**388,700**		**1,068.6**		

(1) APPF Retail also owns 50% interests in Westfield Carindale and Westfield Marion which are not managed by Lend Lease.

(2) Remaining 50% owned by the Merged Group.

(3) Remaining 50% owned by a third party.

The APPF office portfolio had a book value of $600 million as at 30 June 2004 and comprises the following assets:

Australian Office Assets – Managed

Office Asset	Location	NLA (m²)	APPF Share Owned	Book Value[1] ($m)	Latest Independent Valuation Amount ($m)	Latest Independent Valuation Date
44 Martin Place	Sydney, NSW	10,300	100%	72.3	72.3	Sep-03
Shell House	Melbourne, VIC	31,800	50%	76.8	76.8	Jun-04
Transit Centre	Brisbane, QLD	32,400	50%	55.6	55.6	Jun-04
80 George Street	Parramatta, NSW	8,100	100%	26.3	25.9	Sep-03
40 Creek Street	Brisbane, QLD	12,400	100%	40.5	40.5	Mar-04
Alan Woods Building	Canberra, ACT	17,000	100%	48.0	48.0	Dec-03
20 Allara Street	Canberra, ACT	14,900	100%	25.0	25.0[2]	N/A
1 Farrer Place	Sydney, NSW	86,900	25%[3]	255.6	255.6[2]	N/A
Total		**213,800**		**600.1**		

(1) As at 30 June 2004. Represents the latest independent valuation plus additions (at cost) since the latest independent valuation. The difference between the portfolio asset value and FUM relates to cash and receivables balances.

(2) Book value has been used where no independent valuation has been undertaken.

(3) 1 Farrer Place Trust owns 50% of 1 Farrer Place. APPF through its 50% interest in 1 Farrer Place Trust, owns 25% of the property.

The APPF industrial portfolio includes a portfolio of 13 industrial properties (ranging in book value from $3.2 million to $43.5 million) located in Sydney, Brisbane, Melbourne and Adelaide, with a total book value of $182 million at 30 June 2004. The difference between the portfolio asset value and FUM of $201 million relates to cash and receivables balances.

(c) Singapore Wholesale Funds Management

The Singapore retail property asset market has fragmented ownership and a generally less intensive asset management approach relative to Australia. Local real estate investment trusts do, however, have attractive costs of capital that make securing ownership of retail assets highly competitive.

Lend Lease is the manager of the APIC II fund, which owns nine retail centres valued at $606 million at 30 June 2004. With this portfolio, Lend Lease is the fifth largest asset manager (by floor area) of suburban and central area shopping centres in Singapore. The APIC II fund and performance compared to the relevant benchmark is summarised below:

Singapore Retail Wholesale Funds – Managed

Fund[1]	Funds Under Management 30 June 2004[2] ($m)	Benchmark Total Return Performance		Actual Total Return Performance[3]	
		1 Year	3 Years	1 Year	3 Years
APIC II	633	12.0%	12.0%	18.2%	N/A

(1) Table excludes the APIC fund, which is currently divesting assets and in wind-up mode. Current value of assets remaining in APIC as at 30 June 2004 was $277 million.

(2) Assumes exchange rate of AUD/SGD of $1.18.

(3) Actual 1 year total return performance for the APIC II fund is current as at 30 April 2004. As the APIC II fund commenced in October 2002, there is no actual 3 year total return performance.

Lend Lease holds the following co-investments in the Singapore wholesale property funds:

Singapore Wholesale Fund Co-investments

Fund	Co-investment	Book Value at 30 June 2004 ($m)	Market Value at 30 June 2004 ($m)
APIC[1]	18%	33.3	33.3
APIC II	18%	38.7	50.8
Total		**72.0**	**84.1**

(1) The APIC fund currently owns five floors of strata office space in Hong Kong, a residential building in Hong Kong and an industrial building in Singapore. The fund is in liquidation and these assets will be sold.

Singapore retail asset management

The Singapore retail portfolio that will be managed by the Merged Group as part of the Wholesale Funds Management business will comprise the management of the following retail assets in the APIC II fund:

Singapore Retail Assets – Managed

			Latest Independent Valuation	
Retail Asset	Location	Share Owned	Amount[1]($m)	Date
Parkway Parade	Singapore	100%	529.7	Jun-04
Heartland Portfolio	Singapore	50%	76.1	Jun-04
Total			**605.8**	

(1) Assumes an exchange rate of AUD/SGD of $1.18. The difference between the portfolio asset value and FUM relates to cash and receivables balances.

Singapore retail asset development

Lend Lease has recently completed the successful redevelopment of Parkway Parade and Heartland Kovan shopping centres. Lend Lease has identified a number of additional opportunities for the Merged Group to expand its retail business in Singapore.

(d) UK Wholesale Funds Management

UK retail asset management

Lend Lease's UK wholesale funds are an integral part of its retail ownership and management activities. With $2 billion in funds under management, Lend Lease is the fifth largest asset manager of UK shopping centre property collective investment vehicles. The Lend Lease Retail Partnership and Lend Lease Overgate Partnership funds have provided three year total annual returns to investors of 13.1% and 8.5% respectively.

The funds under management and Lend Lease co-investment interests are described below:

UK Wholesale Funds – Managed

Fund	Funds Under Management ($m)	Assets & Share Owned	3 Year Benchmark Return[1]	3 Year Actual Return[1]
Lend Lease Retail Partnership	1,616.0	Bluewater 25% Touchwood 100%	10.5%	13.1%
Lend Lease Overgate Partnership	357.4	Overgate 100%	10.5%	8.5%
Total	**1,973.4**			

(1) Based on calendar years 2001, 2002 and 2003.

UK Wholesale Fund Co-investments

Fund	Co-investment	Book Value at 30 June 2004 ($m)	Market Value at 30 June 2004 ($m)
Lend Lease Retail Partnership	3.95%	49.8	63.8
Lend Lease Overgate Partnership	30.7%	103.4	109.7
Total		**153.2**	**173.5**

The UK retail portfolio that will be managed by the Merged Group will comprise management of the following retail assets:

UK Retail Assets – Managed					
				Latest Independent Valuation	
Retail Asset	Location	NLA (m^2)	Fund Share Owned[1]	Amount	Date
Bluewater	Kent	151,022	25%	1,039.0	Jun-04
Overgate	Dundee	39,033	100%	357.4	Jun-04
Touchwood	Solihull	60,409	100%	577.0	Jun-04
Total		**250,464**		**1,973.4**	

(1) Includes ownership interest of funds managed by Lend Lease.

3.5 URBAN COMMUNITY DEVELOPMENT

(a) Overview

Population growth and a decline in the average number of people per household underpin substantial demand for new dwelling development in Australia, the UK and the US. However, development opportunities in these markets are increasingly restricted to developers that can overcome land shortages, tighter planning controls, an emphasis on sustainability and a lack of government resources to fund infrastructure. Furthermore, it is management's opinion that the delivered product must increasingly form part of an integrated community affording an improved lifestyle (not just a housing estate).

Lend Lease, both in Australia and internationally, has a demonstrated capability in master-planning, designing and delivering large scale urban community developments, reflected in its substantial pipeline of projects already secured in Australia, the UK and the US. This pipeline includes projects such as the Greenwich Peninsula in London, St Mary's in Sydney and the Fort Hood military community housing project in the US.

The urban community assets of GPT and Lend Lease are summarised below:

	Australia	UK	US
Assets owned by GPT	49% interests in the Lend Lease managed Rouse Hill and Twin Waters Resort development projects		
Businesses owned by Lend Lease	Delfin Lend Lease, Lend Lease Development and Retirement By Design businesses comprising a potential backlog of 51,000 lots and 8,000 dwellings, 287,000 m^2 of commercial space and 96,000 m^2 of retail space	51% interest in the Greenwich Peninsula project in London comprising 10,000 residential units, 340,000 m^2 of commercial space and 33,000 m^2 of retail space	Actus Lend Lease military housing development businesses with six secured/preferred bidder projects comprising 24,400 housing units

(b) Australia

Lend Lease has built an Australian urban community development business that is primarily focused on the owner-occupier market covering broad segments of the market from outer-suburban land subdivisions to built-form housing and apartment projects in inner city and lifestyle locations.

Through the Lend Lease Urban Community Development businesses and GPT's joint venture interests with Lend Lease Development in the Rouse Hill and Twin Waters Resort projects, the Merged Group has the market leading number of backlog lots /units owned or managed in Australia:

Overview of Urban Community Development Backlog Lots / Units[1]				
Company	Land Lots	Units	Senior Living Units	Total
Lend Lease	51,000[2]	8,000	600	59,600
Stockland[3]	32,300	1,500	–	33,800
Peet & Co[4]	24,000	–	–	24,000
Australand[3]	17,635[5]	2,662	–	20,297
Mirvac[3]	14,500	4,750	–	19,250
Multiplex[3]	5,655	6,674	–	12,329
AVJennings[6]	8,050	–	–	8,050

(1) Includes projects owned and managed (including joint venture partner interests).
(2) Includes zoned and unzoned land lots.
(3) As reported in 30 June 2004 results presentation.
(4) As reported in prospectus dated 18 June 2004.
(5) Includes land and housing.
(6) As reported in 31 March 2004 annual report.

A number of other parties such as Lensworth compete in the urban development business but do not report backlog information.

Through its diversified Urban Community Development business and use of land management arrangements, the Merged Group is targeting increased consistent high quality earnings.

Delfin Lend Lease

Delfin Lend Lease is a leading urban community land developer in Australia, with a development backlog of 51,000 land lots (zoned and unzoned) through 19 projects in New South Wales, Queensland, Victoria, South Australia and the Northern Territory. These projects are primarily located in growth corridors and are principally focussed on large scale, low density residential land development projects (typically greater than 2,000 lots).

Delfin Lend Lease has displayed consistent growth in earnings since Lend Lease acquired Delfin in August 2001 as illustrated below:

Delfin Lend Lease



NPBT ($m)
00
20
40
60
80
100
120
2002
2003
2004
2005F
YEAR TO 30 JUNE
Underlying NPBT
Profit on Sale of North Lakes Project
Backlog Lots
00
10,000
20,000
30,000
40,000
50,000
60,000
BACKLOG LOTS

Delfin Lend Lease has an established track record as a leading master-planned community developer. Delfin Lend Lease has:

- an estimated market share of approximately 10% in terms of vacant residential land lots sold in major population metropolitan regions in Australia;
- generated a significant return on capital in excess of 20% (pre tax) in each of the years ended 30 June 2003 and 2004;
- established a strong consumer brand in the urban community development industry; and
- achieved significant industry recognition through winning the National Urban Development Institute of Australia award for master planned community three times in the last four years. The quality of the master planned projects is also highlighted by the Westlakes and Golden Grove projects being awarded the FIABCI (International Real Estate Federation) award for the best residential development in 1992 and 1998 respectively.

Through planning, urban design and provision of infrastructure, Delfin Lend Lease has focused on large scale urban community development projects that provide:

- products for customers oriented towards creating a community environment, not just a residential subdivision;
- acceptable outcomes to governments by focusing on providing social, environmental and economic solutions;
- significant flexibility through offering a broad range of products as well as the staging of projects to suit market conditions; and
- long term projects with some diversity of earnings, with up to 15% of earnings from town centres, selected built-form developments and realty services.

Delfin Lend Lease has invested a low level of capital relative to the number of backlog land lots within its control, primarily through the adoption of a combination of third party capital land management model, joint venture arrangements and outright land ownership. The majority of the Delfin Lend Lease backlog land lots are the subject of land management arrangements, in which the land owners are generally paid for the land at the time of settlement of land sales to customers, providing a relatively capital efficient development model.

The Delfin Lend Lease projects are summarised below:

Delfin Lend Lease Project Portfolio Summary

Project	Region[1]	Ownership Arrangements[2]	Actual / Forecast Start Date (First Sales)	Forecast End Date	Total Site Area (ha)[3]	Total Potential Lots	Backlog Lots at 30 June 2004
Projects Secured (Zoned)							
Nelsons Ridge	NSW	LMM	2003	2008	109	1,595	1,350
St Mary's	NSW	100%	2005	2018	1,500	5,350	5,350
Holroyd Gardens	NSW	LMM	1998	2006	7	290	200
Forest Lake	SEQ	100%	1992	2005	1,010	8,200	450
Springfield Lakes	SEQ	LMM	1998	2014	535	12,000	9,900
Varsity Lakes	SEQ	LMM	1998	2007	343	3,000	400
Waterford	SEQ	100%	2005	2010	150	1,200	1,200
Forest Gardens	FNQ	50% JV	1995	2011	246	1,599	750
Riverside Gardens	FNQ	100%	1997	2006	245	1,909	550
Caroline Springs	VIC	LMM 50% JV	1998	2013	800	8,083	4,000
Edgewater	VIC	100%	2001	2007	90	510	250
Pakenham	VIC	LMM	2001	2011	222	2,239	1,450
Craigieburn	VIC	LMM	1999	2007	400	3,196	1,200
Mawson Lakes	SA	LMM 50% JV	1998	2009	620	3,790	1,750
The Chase	NT	100%	1996	2006	123	985	250
Fairway Waters	NT	100%	1996	2006	140	1,025	150
							29,200
Projects Secured (Unzoned)							
Yarrabilba	SEQ	LMM	2007	2030	2,063	16,000	16,000
Tanglewood	SEQ	LMM	2007	2014	341	1,800	1,800
Calderwood	NSW	LMM	2007	2015	533	4,000	4,000
Total Secured Backlog							**51,000**

(1) NSW (New South Wales); SEQ (South East Queensland); FNQ (Far North Queensland); VIC (Victoria); SA (South Australia); and NT (Northern Territory).

(2) LMM (land management model) refers to arrangements where the payment for land is in accordance with the forecast development program. JV refers to joint venture arrangements.

(3) Represents hectares.

The Delfin Lend Lease growth strategy includes:

- focusing on projects located in major growth corridors;
- focusing on large scale projects (typically greater than 2,000 lots), providing the opportunity to deliver communities with a sense of 'place' and product diversity offering a range of pricing points;
- offering geographic diversity through a portfolio of projects;
- expanding its presence in the Sydney market, which has a relative shortage of land supply and significantly higher average prices per lot; and
- continuing to expand built-form developments on selected sites and realty services.

Delfin Lend Lease has built a backlog of 10,900 lots in the Sydney area and 29,750 lots in South East Queensland. Given the land supply constraints and growth profiles of these markets, they are expected to contribute strong growth to Delfin Lend Lease.

Based on identified development opportunities that are currently being pursued, Delfin Lend Lease is targeting growth in its backlog to approximately 80,000 controlled land lots (zoned and unzoned) by 30 June 2006.

The Delfin Lend Lease business model and skill base provides longer term opportunities to expand on the Merged Group's urban development platform in the UK and the US.

Lend Lease Development

The LLD business has been repositioned to primarily focus on the development of high density (built-form), large scale urban residential projects, often including an integrated or mixed use element involving retail and/or commercial facilities.

The earnings and backlog units from LLD's development activities are illustrated below:

Lend Lease Development[1]



NPBT ($m)
00
5
10
15
20
25
30
35
40
45
50
YEAR TO 30 JUNE
2002
2003
2004
2005F
Reported NPBT
Backlog lots
00
1000
2000
3000
4000
5000
6000
7000
8000
9000
BACKLOG UNITS

(1) Reported results exclude Asia earnings and include non residential earnings.

LLD has built a backlog in excess of 8,000 residential dwellings, 96,000m² of mixed use retail and 287,000m² of commercial office space in key locations in Sydney, South East Queensland and Melbourne. These locations include:

- sites adjacent to Sydney harbour and other waterfront locations at Jackson's Landing, Newington and St Patricks (Manly);
- sites adjacent to prime coastal locations at Hyatt Coolum and Twin Waters on the Sunshine Coast, Queensland;
- a central Surfer's Paradise site on the Gold Coast, Queensland; and
- Victoria Harbour, a north-facing waterfront site near the Melbourne CBD.

LLD's current projects are primarily large scale, long term projects that are, in most cases, based on a third party capital land management model. This model provides flexibility in staging developments to meet the market's needs, which reduces the risk to the Merged Group.

The LLD projects are summarised below:

LLD Project Portfolio Summary

Project	Region	Land Ownership Structure[1]	Start Date	End Date	Site Area (ha)[2]	Total Units in the Development	Backlog Residential Units at 30 June 2004	Backlog Retail (m²) at 30 June 2004	Backlog Commercial (m²) at 30 June 2004
Rouse Hill[3]	NSW	LMM 51% JV	2005	2014	120	1,500	1,500	78,000	122,000
Newington	NSW	LMM 50% JV	1998	2006	90	2,000	500	–	–
St Patricks, Manly[4]	NSW	LMM 50% JV	2003	2008	26	142	100	–	–
Jackson's Landing	NSW	50% JV	1997	2008	12	1,800	550	–	–
Twin Waters Community	SEQ	LMM	1996	2005	150	1,100	220	–	–
Twin Waters Resort[3]	SEQ	51% JV	2004	2010	10	380	380	–	–
Hyatt Coolum	SEQ	100%	2004	2012	150	550	550	–	–
Victoria Harbour	VIC	LMM	2002	2017	30	2,200	2,200	18,000	165,000
Surfers Paradise[4]	SEQ	LMM	2005	2017	5	2,000	2,000	–	–
Total							**8,000**	**96,000**	**287,000**

(1) LMM refers to arrangements where the payment for land is in accordance with the forecast development program. JV refers to joint venture arrangements.
(2) Represents hectares.
(3) Owned 51% by LLD and 49% by GPT.
(4) Joint venture with a third party.

LLD's urban community projects target premium locations and have achieved significant industry recognition. The Twin Waters Residential Community was awarded the "World's Best Address" by FIABCI (International Real Estate Federation) in May 2004.

In the year ended 30 June 2004, LLD achieved sales of 257 dwellings from active development projects. Total backlog, including projects not yet active, is approximately 8,000 dwellings as at 30 June 2004.

Given that LLD's projects predominantly involve built-form, higher density product, BLL is able to provide project management and construction services, which will assist the Merged Group's risk management processes for such projects.

LLD's growth strategy includes:

- focusing on projects located in niche high value locations;
- focusing on large scale projects that provide the opportunity to utilise a land management model; and
- delivering projects in stages based on market demand and with appropriate pre-sale commitments.

The Rouse Hill and Twin Waters Resort development projects are joint ventures between LLD (51%) and GPT (49%). The joint ventures include change of control provisions granting each party a call option over the other party's interest in the event of a change of control of Lend Lease, GPT or GPT Management (including a non-Lend Lease group company becoming responsible entity for GPT).

Retirement By Design

Retirement By Design (**RBD**) provides an established platform to grow in the emerging senior living sector. RBD has been operating for over 20 years and currently asset manages approximately 1,900 retirement units across 12 villages and focuses on independent living units, serviced apartments and active adult developments. RBD derives its earnings from development returns on newly developed and sold stock as well as management fees on current units in its villages that are generally accrued and deferred until residents sell their unit (deferred management fees). RBD is not responsible for the provision of health care.

A backlog of around 200 units is available to expand certain of the current villages. In addition, opportunities have been identified for approximately 400 dwellings in proposed new retirement villages in several current Delfin Lend Lease master-planned communities (eg Nelsons Ridge and Caroline Springs).

Retirement By Design Portfolio of Villages

Village	Location	Tenure	Type	Current Units	Backlog Units[1]	Assets Under Management[2] ($m)
Abervale	Geelong, VIC	Long term lease	Fully managed	238	–	38.5
Fiddlers Green	Melbourne, VIC	Strata title	Fully managed	228	–	35.7
Forest Hills	Melbourne, VIC	Strata title	Fully managed	157	3	27.3
Highvale	Melbourne, VIC	Strata title	Fully managed	187	3	41.3
Peppertree Hill	Melbourne, VIC	Strata title	Fully managed	210	–	51.9
Burwood Terrace[3]	Melbourne, VIC	Long term lease	Fully managed	98	8	34.6
Glenaeon	Sydney, NSW	Long term lease	Fully managed	256	15	106.4
Pittwater	Sydney, NSW	Strata title	Fully managed	85	–	21.1
Lutanda Manor[4]	Sydney, NSW	–	Fully managed	135	–	35.3
The Terraces	Brisbane, QLD	Strata title	Limited service	30	88	9.5
Keperra	Brisbane, QLD	Long term lease	Fully managed	238	32	55.0
Trinity Green	Adelaide, SA	Loan / license	Fully managed	13	75	2.6
Delfin Lend Lease Existing Projects[5]	*Various*	*N/A*	*N/A*	*N/A*	*376*	–
Total				**1,875**	**600**	**459.2**

(1) Backlog units represent available land for future units.
(2) As at 30 June 2004. Represents assets owned by residents in villages that RBD manages.
(3) Burwood Terrace is a 50% joint venture.
(4) Lutanda Manor is owned by an investor syndicate and provides an annual management fee (which includes a share of deferred management fees).
(5) Includes Mawson Lakes, Pakenham, Caroline Springs and Nelsons Ridge.

RBD's growth strategy principally involves delivering active adult senior living accommodation to the over 55 years population demographic, which is the fastest growing demographic in Australia, to the projects within the current urban community development portfolio.

(c) United Kingdom

Lend Lease's major urban community development in the UK is the Greenwich Peninsula project. It is a high profile master-planned community development project located in London and undertaken in joint venture with Quintain Estates in which Lend Lease holds a 51% interest. The project which will be delivered together with English Partnership (the UK Governments regeneration agency) and Anschutz Entertainment Group, has the following attributes:

- 81 hectares (including Dome);
- 10,000 homes (including 3,800 affordable and key worker homes);
- 340,000m² of commercial space;
- 33,000m² of retail space; and
- a 630 bedroom hotel, a 26,000 capacity arena and complementary retail and entertainment space (to be delivered by Anschutz Entertainment Group).

Successful completion of planning agreements for each of the above was achieved on 18 June 2004. Profits are expected to start to emerge in the year ending 30 June 2006.

In the UK, housing starts have historically been constrained by the lack of available land due to a planning system that has restricted development. In response to the impact this has had on the supply and affordability of housing, the UK Government has developed new planning policies and frameworks that encourage:

- increased supply of housing;
- key worker accommodation;
- sustainable communities;
- higher density development;
- Brownfield land development; and
- institutional investment.

Consequently, a number of development opportunities are emerging in newly created Government growth corridors. The Merged Group's skills and track record in urban community development position it well to capitalise on these opportunities. The Greenwich Peninsula project is an example of the opportunities in the UK urban development sector which the Merged Group will seek to capitalise on.

(d) United States

The Actus Lend Lease business provides the Merged Group with a platform for urban and residential community development in the US. Lend Lease in the US has, through its interest in Actus Lend Lease, been able to develop planning, development and delivery skills for large (3,000 units plus), integrated communities. To date, Actus Lend Lease has secured or obtained preferred bidder status for projects with projected expenditure of $4.7 billion representing a 25% share of the military housing privatisation projects by units tendered by the US Government to date.

Actus Lend Lease is 75% owned by Lend Lease and 25% owned by two principals who commenced the business. Lend Lease has agreed to acquire a further 12.5% of Actus Lend Lease from one of its principals. This will take its interest to 87.5% with the balance being owned by the other principal. The primary focus of Actus Lend Lease is the privatised military housing program for all branches of the US military.

To date, Actus Lend Lease has reached financial close or is preferred bidder on six projects providing more than 24,000 units of defence accommodation, as summarised below.

Actus Lend Lease Military Housing Projects Secured

Base	Status	Estimated Number of Units	Estimated Capital Spend(1) ($m)	Contract Length	Contract End Date
Fort Hood, Texas	Operational	5,900	397	50 years	2051
Beaufort Military Complex, South Carolina	Operational	1,700	199	50 years	2053
Fort Campbell, Kentucky	Operational	4,300	357	50 years	2054
Army RCI, Hawaii	Preferred bidder	7,700	2,899	50 years	2055
Hickam Air Force Base, Hawaii	Preferred bidder	1,300	362	50 years	2055
Fort Drum, New York	Preferred bidder	3,500	453	50 years	2055
Total		**24,400**	**4,667**		

(1) Over the initial development period for the project

The privatisation contracts typically provide for the development and supply of housing units over an initial period of up to 10 years, together with on-going maintenance for up to 50 years. Under the privatisation contracts, Actus Lend Lease typically receives development fees at financial close, design and construction fees over the initial construction period, and asset management fees and equity returns over the 50 year contract term. Following on from the initial construction period, Actus Lend Lease generally retains preferred rights to provide development, design and construction services over the balance of the 50 year term.

Actus Lend Lease aims to increase returns by delivering the backlog in the projects secured to date and maintaining Actus Lend Lease's share of military housing privatisation projects. In addition, the Merged Group will seek to extend the Actus Lend Lease business into:

- additional income streams through opportunities such as military barracks privatisations; and
- growth of a broader based urban community development business, via the Base Realignment and Closure (BRAC) program expected to be implemented from September 2005 and other large scale urban community development projects. Under the BRAC Program, approximately 80 military bases will be closed from 2005. A number of these bases are located near existing communities and could form the basis for master-planned urban community developments.

Other developments

Lend Lease has two additional development projects in the US comprising:

- the Piers Project in San Francisco involving the development of waterfront condominiums, office, retail and a cruise terminal. Lend Lease currently holds a 55% interest in the development joint venture; and
- the Gotham 80/20 housing project in New York. Lend Lease acquired a 50% interest in this project in 1999.

3.6 BOVIS LEND LEASE

(a) Summary

BLL is a top 12 international project management and construction business by revenue, with a recognised global brand and track record for having delivered many significant buildings across the globe. BLL has an extensive track record in the major markets in which it operates. In Australia, the business began as "Civil & Civic" in 1951. "Bovis" was established in the UK around 120 years ago, and expanded into the US in the late 1970s.

BLL provides design, project management and construction and other related services under a range of different contract types:

- fee-for-service contracts, which are relatively low risk with BLL receiving a cost reimbursement type fee – these accounted for approximately 53% of GPM derived in the year ended 30 June 2004 (excluding PFIs);
- fixed price contracts, under which BLL assumes design and/or construction risk – these accounted for approximately 47% of GPM derived in the year ended 30 June 2004 (excluding PFIs); and
- PFI contracts, under which BLL usually takes design and construction risk and enters into a 25-35 year maintenance contract.

In Europe, BLL's strategy is to continue to target the healthcare PFI market and to increase its presence in the defence and education PFI markets. Additionally, it plans to participate in the anticipated increase in construction activity in the next few years. In the US, BLL plans to focus on its niche market geographies and to continue to derive repeat business from its existing customers. It also plans to focus on the sports stadium sector which it views as a likely growth sector. In Asia Pacific, BLL's strategy is to focus on its core sectors and markets and to return the business to sustainable profits and growth.

Since Lend Lease acquired Bovis in 1999, BLL has delivered strong earnings as illustrated below:

Bovis Lend Lease



Reported NPBT
Australian Project Losses
2002
2003
2004
2005F
YEAR TO 30 JUNE
0
50
100
150
200
250
NPBT ($M)

(1) The reported profit for the year ended 30 June 2002 includes corporate costs and global management charges which are not included in the 2003 and subsequent year results.

(2) The Australian project losses in 2004 represents a $79 million provision for losses on a number of residential and commercial projects.

The earnings contribution from each of the regions and key sectors in which BLL operates is highlighted below:

BLL GPM Contribution by Sector(1)



Other 9%
Communication 6%
Commercial (incl. PFIs) 30%
Pharmaceutical 7%
Mixed-use 7%
Residential 8%
Retail 17%
Healthcare (incl. PFIs) 8%
Education 8%

(1) GPM for the year ended 30 June 2004.

BLL EBITDA Contribution by Region(2)



Asia Pacific 8%
Europe 54%
Americas 38%

(2) Pro forma forecast BLL EBITDA for the year ending 30 June 2005.

As BLL's business is largely based on forward contract revenues, the secured future estimated GPM can be measured at any time. The secured GPM for BLL for the following 12 months as at 30 June 2004 relative to the four previous years, is summarised below:

GPM Secured at 30 June



2000
2001
2002
2003
2004
YEAR TO 30 JUNE
0
100
200
300
400
500
600
Backlog GPM ($M)

Over the last four years, BLL's forward GPM profile has changed to reflect a higher proportion of GPM to be realised over a longer time-frame as illustrated below:

Expected Forward GPM Realisation



2001
2002
2003
2004
AS AT 30 JUNE
<1 year
1-2 years
2 years +
0
10
20
30
40
50
60
70
80

As at 30 June 2004, BLL had secured backlog GPM for the year ending 30 June 2005 equal to approximately 56% (or 58% if projects for which BLL is preferred bidder are included) of its forecast GPM for the year. The balance of the forecast GPM for the year ending 30 June 2005 is expected to come from new work to be secured during the year.

Lend Lease believes BLL provides a number of advantages to the Merged Group, including:

- in-house construction allows better cost/time assurance, more flexibility in construction process, better end-product outcomes and better optimisation of life-cycle costing;
- established, proven delivery skills;
- high return on capital business that runs with negative working capital;
- relatively low capital and risk platform for entry into new markets and geographies where appropriate. For example, the Merged Group is more likely to effectively identify and evaluate suitable investment acquisition opportunities in the US as a result of having a leading construction business dealing with developers on a day-to-day basis in that market;
- significant year-on-year growth potential if well managed and focused effectively; and
- captures a greater proportion of the value created in development projects.

(b) BLL Australia/Asia

In Australia, BLL is a major participant in its chosen markets of retail, residential and commercial/office, but still only accounts for less than 5% of the construction sector. Importantly, BLL enables Lend Lease to have greater control over design and construction risks in developments conducted by the Merged Group and its managed funds. Currently, approximately 35-40% of BLL's GPM in Australia is earned from project management and construction for projects involving Lend Lease group companies or managed funds. This is expected to continue in the Merged Group with its retail and built-form residential development pipelines.

Since identifying a number of loss making BLL contracts in Australia in the year ended 30 June 2004, steps have been taken to reduce the risk of such an event in the future. In particular, Lend Lease replaced a number of the BLL Australian management team and re-appointed Bob Johnston as CEO of this business. Lend Lease has also strengthened procedures to ensure compliance with its risk management systems and procedures.

BLL's Australian growth is expected to be driven by maintaining its market position in commercial, industrial and retail construction and a focus on regaining its market position in government contracting work and delivering on the internal residential pipeline.

In Asia, BLL's activities are primarily centred around selected multi-site and multi-national corporation project management and construction work in Japan, Singapore and China.

BLL Australia/Asia's secured backlog GPM at 30 June 2004 was $82.5 million and the expected realisation of this GPM is illustrated below:

BLL Australia / Asia Pacific Estimated GPM Realisation


Post 30 June 2006 3%
Year ending 30 June 2006 19%
Year ending 30 June 2005 78%

(c) BLL UK/Europe

In the UK, BLL is a leading project management and construction company with a focus on completing a relatively small number of large scale projects. The business is active across the office, healthcare, defence, retail, residential and multi-site sectors and regularly secures projects on a negotiated basis and also does fixed price work for a number of the major UK asset owning companies. BLL UK/Europe had a secured backlog GPM of $244 million at 30 June 2004 and the expected realisation of this GPM is illustrated below. Significant projects in that backlog include:

- the $1 billion design and build project for the BBC's new headquarters;
- the $1.2 billion Single Living Accommodation Modernisation **(SLAM)** project for the Defence Estates, the property arm of the UK Ministry of Defence; and
- the $0.7 billion refurbishment of the offices of the UK Government's Treasury department, delivered as part of a PFI.

The business has an active but more focused presence in select markets in Europe.

BLL UK / Europe Estimated GPM Realisation


Post 30 June 2006 22%
Year ending 30 June 2006 22%
Year ending 30 June 2005 56%

A key sector for Lend Lease in the UK is the PFI projects, particularly in the health sector. Lend Lease has been successful in five of the last nine healthcare PFI bids and has an estimated market share of 15% of healthcare capital expenditure.

Lend Lease UK's healthcare business has consolidated its position as a leading partner for the UK National Health Service. Delivery of most new UK hospitals is now based on the PFI model, which typically involves a 25-35 year contract for finance, design, construction and maintenance. Following the completion of the construction phase, BLL then enters into the facilities maintenance phase for the remaining life of the contract. Over the next five to seven years the UK's National Health Service plans to initiate £2 billion of renewal and refurbishment projects per annum across the UK. In addition, BLL is involved in other sectors of the PFI market, including defence and education.

Overview of Lend Lease PFI Contracts in the UK / Europe

Sector / Project	Construction Revenue ($m)[1]	Facilities Management Revenue Backlog ($m)[2]	Committed Equity ($m)[3]	Current Status	End Date
Healthcare					
Calderdale Hospital (UK)	228.1[4]	76.9	2.8	Operational	2031
Worcester Hospital (UK)	218.4[4]	121.3	4.1	Operational	2031
Hexham Hospital (UK)	73.0[4]	22.3	1.7	Operational	2033
Burnley Hospital (UK)	71.1	14.4	2.4	Under construction	2033
Brescia Hospital (Italy)	39.4	–	4.5	Under construction	2021
Roehampton Hospital (UK)	135.4	25.7	4.3	Under construction	2034
Havering (Romford) Hospital (UK)	519.9	36.5	17.9	Under construction	2040
Manchester Hospital (UK)[5]	973.5	103.7	–	Preferred bidder	2042
Leeds Hospital (UK)[5]	453.5	121.8	–	Preferred bidder	2037
Defence[6]					
SLAM (UK)[7]	1,194.8	–	–	Under construction	2009
South West Regional Prime (UK)[8]	498.7	–	–	Under construction	2011
Education					
Newcastle Schools (UK)	127.0	42.0	4.8	Under construction	2029
Lincoln Schools (UK)	46.2	15.5	2.8	Under construction	2032
Lilian Baylis School (UK)	34.4	12.6	2.1	Under construction	2029
Cork Maritime (Ireland)	78.4	23.6	5.6	Under construction	2029
Other					
Treasury 1 (UK)	299.2[4]	77.7	9.4	Operational	2037
Treasury 2 (UK)	376.1	66.7	10.3	Under construction	2037
Total	**5,367.1**	**760.7**	**72.7**		

(1) The construction profit after tax and backlog GPM associated with these projects is included in BLL.

(2) Facilities management revenue backlog disclosed is only for ten years on an indexed basis. All PFI contracts run for 25-35 years.

(3) Committed equity refers to loan stock and equity contributions that have been paid or in which Lend Lease has a future commitment to invest. Lend Lease holds 50% of the equity in all PFI project companies, except for Calderdale Hospital where a 19.9% interest is held.

(4) The construction phase of these projects has been completed.

(5) Equity will be committed at financial close.

(6) Defence projects are procured as prime contracts, not under PFI.

(7) The SLAM project has no predetermined end date. It is however, expected to run off over five more years. SLAM involves building, refurbishing and maintaining the living accommodation at military bases across the UK. The project is being delivered by Debut Services Limited, a joint venture between BLL and Babcock International Group plc.

(8) South West Regional Prime involves delivering a range of multi-site construction projects for the three divisions of the armed forces in the south-west of England. The project is to be delivered by Debut Services (South West) Limited, a joint venture between BLL and Babcock International Group plc.

Lend Lease believes there are strong growth prospects in the UK construction market over the next eight to ten years, particularly in the office, retail, healthcare and housing sectors, which it is well positioned to benefit from given its existing market position and growth strategies.

(d) BLL Americas

In the US, BLL is the number two ranked construction company by revenue, with a focus on the healthcare, multi-unit residential, government offices, pharmaceutical, senior living and commercial/office sectors in significant markets such as New York, Chicago, Boston, Washington, Princeton, Atlanta, Dallas, Los Angeles and San Francisco. The business has constructed a number of significant buildings including the Time Warner Centre, 731 Lexington Avenue and Trump International Hotel & Tower in New York, the Hyatt Centre in Chicago and the Bank of America Corporate Centre in Charlotte. It has also carried out restoration of the Statue of Liberty and New York's Grand Central Terminal.

BLL Americas has experienced a high level of repeat business, with 77% of business from repeat customers.

BLL Americas had a $195 million secured backlog GPM at 30 June 2004 and the expected realisation of this GPM is illustrated below:

BLL Americas Estimated GPM Realisation



Post 30 June 2006 7%
Year ending 30 June 2006 25%
Year ending 30 June 2005 68%

BLL believes there are strong growth prospects in the US with significant opportunities in the healthcare, federal markets, community development and sports sectors. To exploit the sports opportunities which have a development pipeline of $22 billion-$41 billion, BLL has formed an alliance with a sports stadium specialist, Hunt, and has already secured one project and been short-listed on a further three projects valued at $3 billion.

3.7 DISCONTINUING CO-INVESTMENTS

While the divestment of the Lend Lease US real estate investment business and certain non-retail European and Asian real estate investment businesses is substantially complete, Lend Lease continues to hold co-investment interests predominantly in property funds. The management rights for most of these funds have been, or are proposed to be, sold. The book value of these co-investments as at 30 June 2004 was $341 million. Lend Lease is not obliged to invest any further capital in these funds, except in respect of the Lend Lease International Distressed Debt Fund, which is still managed by Lend Lease, and may call further capital until 31 December 2004.

Lend Lease intends to exit the majority of these co-investments in an orderly manner. Accordingly, Lend Lease will retain the majority of these co-investments until each fund is wound up in accordance with the respective trust deed which is currently expected to occur between 2005 and 2009. Some of the funds hold leveraged investments in property assets. In some cases, these may be considered opportunistic investments. The values ultimately realised for these co-investments will depend on market conditions at the time of sale of each underlying asset.

These co-investments typically yield low or no income at present. The pro forma financial forecasts for the year ending 30 June 2005 in section 4.2 assume no income contribution from these co-investments on the basis that they are discontinued operations and any income would be reported separately.

As the co-investments are realised, the Merged Group will obtain the benefit of the capital released from these investments and intends to look for opportunities to reinvest that capital in assets that meet the Merged Group's strategic objectives and assist it to deliver its targeted income growth.

The co-investments are summarised below:

Co-investments

Co-investments – Discontinuing	Region	Book Value 30 June 2004 ($m)	Future Commitments ($m)	Total Commitments ($m)	Indicative Fund Liquidation
Lend Lease International Distressed Debt Fund	Asia	21.8	105.9	127.7	2009
Lend Lease European Real Estate Securities SICAV	Europe	20.3	–	20.3	Open ended
Value Enhancement Fund III	US	11.3	–	11.3	2005
Value Enhancement Fund IV	US	16.0	–	16.0	2007
Value Enhancement Fund V	US	48.8	–	48.8	2008
Yarmouth Capital Partners Limited Partnership II	US	39.2	–	39.2	2004
Lend Lease US Real Estate Securities	US	17.3	–	17.3	Open ended
Lend Lease Global Properties Fund SICAF	Global	142.6	–	142.6	2009
Other	Various	24.1	–	24.1	Various
Total		**341.4**	**105.9**	**447.3**	

3.8 ORGANISATION PROFILE

(a) Overview of Boards

Following the Merger, it is intended that the boards of Lend Lease and GPT Management will comprise directors common to each board. The boards of the Merged Group will initially comprise four non-executive directors from the current Lend Lease board and three independent directors from the current GPT board and will be chaired by David Crawford.

The boards of the Merged Group will have a committee structure to perform the functions now performed by the Lend Lease board committees and may include new committees and/ or responsibilities to reflect the needs of the Merged Group.

The boards of the Merged Group will include Greg Clarke in his capacity as Managing Director and Chief Executive Officer of the Merged Group.

The Merged Group intends to add suitably qualified independent directors to the boards following implementation of the Merger.

As previously announced by Lend Lease, Ms Curin has resigned from the position of Finance Director of Lend Lease. Ms Curin has agreed to continue in her role until a successor is appointed. Ms Curin will step down from the Lend Lease board following implementation of the Merger.

(b) Profiles of Board Members

The names, qualifications and experience of the proposed directors of the Merged Group from the current Lend Lease board are outlined below.

David A. Crawford, Chairman (Non Executive), Age 60

Mr Crawford joined the Lend Lease board in July 2001 and was appointed Chairman in May 2003. He is a Member and former Chairman of the Risk Management and Audit Committee.

Previously, Mr Crawford was National Chairman of the Australian firm of KPMG. He has extensive accounting and business experience having worked with many large corporations and governments. His qualifications are Bachelor of Commerce and Bachelor of Laws from the University of Melbourne. He is a Fellow of The Institute of Chartered Accountants in Australia.

Mr Crawford is a non executive director of BHP Billiton Limited, Foster's Group Limited, National Foods Limited and Westpac Banking Corporation and Chairman of the Australian Ballet. He is also a member of the Advisory Board of Allens Arthur Robinson and Treasurer of the Melbourne Cricket Club.

Greg A. Clarke, Managing Director (Executive), Age 46

Mr Clarke was appointed Managing Director and Chief Executive Officer of Lend Lease in December 2002 and is a Member of the Personnel and Organisation Committee.

Mr Clarke brings more than 20 years' experience in international business development and operations through career roles including Vice President, Cellular (Paris) for Nortel Communications; Chief Executive Mobile, C&W Mobile plc; and Chief Operating Officer, and CEO, Cable & Wireless Communications plc. His qualifications are BA (Hons) Business Studies and MBA.

Mr Clarke is a non executive director of British United Provident Association, the largest private health provider in the UK, and Leicester City Football Club plc.

G. Gordon Edington (Non Executive), Age 59

Mr Edington joined the Lend Lease board in 1999 and is Chairman of the Risk Management and Audit Committee and a member of the Personnel and Organisation Committee.

Qualified as a Chartered Surveyor, Mr Edington brings to the board extensive UK and international experience in the property sector. Mr Edington was a director of BAA plc and Chairman of BAA International. He joined BAA plc in 1988, became a member of the board in 1991 and has been the Chairman of six BAA companies. He is a past President of the British Property Federation, was the Chairman of a UK property company Greycoat Estates Limited and was a member of the Bank of England Property Forum. He has also been involved with a number of charitable organisations.

Mr Edington is Chairman of Garden Park Investments Limited and Chairman of the Trustees of NCH, a leading UK children's charity.

Peter C. Goldmark (Non Executive), Age 63

Mr Goldmark joined the Lend Lease board in 1999 and is Chairman of the Personnel and Organisation Committee.

Mr Goldmark is Director, Climate and Air Program at Environmental Defense, a US based non profit environmental advocacy organisation. He was the Chairman and CEO of The International Herald Tribune in Paris between 1998 and 2003. Prior to this, he was for 10 years the President and CEO of the Rockefeller Foundation in New York. He has held the positions of Senior Vice President of the Times-Mirror Corporation, Executive Director of the Port Authority of New York and New Jersey and Director of the Budget for the State of New York. A writer and speaker on world affairs, Mr Goldmark graduated with a BA from Harvard College, Government Department, magna cum laude. He brings to Lend Lease his wide experience as a CEO and senior executive in the private and public sectors, both in the US and internationally.

Mr Goldmark is a director of the Whitehead Institute, Massachusetts Institute of Technology.

Richard A. Longes (Non Executive), Age 59

Mr Longes joined the Lend Lease board in 1986 and was appointed Deputy Chairman in January 2000. He is a Member of the Risk Management and Audit Committee.

Mr Longes is an Executive Director of Investec Bank (Australia) Limited. He was previously an executive director of Lend Lease, a principal of the Corporate Advisory and Private Equity Group of Wentworth Associates and a partner of the legal firm Freehills. Mr Longes' qualifications are BA, LLB and MBA.

Mr Longes is Chairman of GPT Management and a director of Boral Limited and Metcash Trading Limited. He is also a director of the National Institute of Dramatic Art and the Bangarra Dance Theatre.

The names, qualifications and experience of the GPT Independent Directors from the current board of GPT Management are outlined below. If the Merger is approved, it is intended that three of these directors will be invited to become directors of the Merged Group.

Peter C. Joseph OAM (Non Executive), Age 62

Mr Joseph joined the GPT Board in April 2003. He is a Member of the Audit and Risk Management Committee and the Chairman of the Nomination and Remuneration Committee.

Mr Joseph is a career investment banker and experienced company director who has had a close involvement with the BT Financial Group for nearly 30 years. He was a non executive director of the responsible entities of most of the BT funds, including a number of the BT property trusts. Since Westpac acquired the funds management arm of BT, Mr Joseph has resigned his directorships with that group. He was also a director for the Peter Kurts Properties Group for 12 years. He has a Bachelor of Commerce degree and a Masters degree in Business Administration.

Mr Joseph is currently the chairman of Dominion Mining Limited, the St James Ethics Centre and the Black Dog Institute. He has just stepped down as Chairman of St Vincents and Mater Health. He sits on the boards of a number of other charitable organisations and private companies. In 2000 Mr Joseph was awarded a Medal in the Order of Australia and in 2001 a Centenary Medal.

Malcolm M. Latham AM (Non Executive), Age 68

Mr Latham joined the GPT Board in August 2000. He is a Member of the Nomination and Remuneration Committee.

Mr Latham has been Executive Chairman of the National Capital Development Commission in Canberra, a member of the New Parliament House Construction Authority, Chairman of the South Sydney Development Corporation and a senior executive in Lend Lease Corporation. He is currently a director of the Hornery Institute, a non-profit foundation involved in skilling people for jobs and in helping communities improve the places in which they live and work.

Mr Latham has broad experience in urban development and planning, in public office and business, in Australia, the United Kingdom, Canada and New Zealand.

Ken J. Moss (Non Executive), Age 59

Dr Moss joined the GPT Board in August 2000. He is the Chairman of the Audit and Risk Management Committee.

Dr Moss was brought up and educated in Newcastle where he worked for BHP and Howard Smith. He graduated from Newcastle University with a Bachelor of Engineering degree and a PhD in Engineering. He joined the GPT Management board following his retirement as Managing Director of Howard Smith in August 2000.

Dr Moss is a non-executive director of Adsteam Marine Limited. He is also Chairman of Boral Limited and Centennial Coal Company Limited and a Board member of the Australian Maritime Safety Authority.

Elizabeth A. Nosworthy (Non Executive), Age 58

Ms Nosworthy joined the GPT Board in March 1998. She is a Member of the Audit and Risk Management Committee.

Previously, Ms Nosworthy was a commercial partner in a national law firm where she specialised in financing work, including infrastructure financing. She holds Bachelor Degrees in Arts and Law from the University of Queensland and a Master of Laws from the London School of Economics. She is a Fellow of the Australian Institute of Company Directors. She has held a wide range of directorships in both the private and the public sectors.

Ms Nosworthy is currently Deputy Chairman of Babcock & Brown Limited and Chairman of Commander Communications Limited and Stanwell Corporation Limited. She is a director of Ventracor Limited. She is also an Adjunct Professor of Law at the University of Queensland and a Council Member of the National Gallery of Australia.

(c) Overview of Operations Senior Management

The operating management team for the Merged Group is illustrated below. The experience and responsibilities of each proposed senior management team member are outlined below:



Chief Executive Officer – Greg Clarke
Investment Management & Retail Nic Lyons
Development & Construction Asia Pacific & Americas Ross Taylor
Development & Construction EMEA, Global Markets, IT Adrian Chamberlain

Investment Mgt. Chief Operating Officer: Michael O'Brien	**Urban Community Development Asia Pac.** Rod Fehring	**BLL** John Spanswick
Retail Australia: Mark Fookes	**BLL Asia Pac.** Bob Johnston	**Health/PFI** Dougie Sutherland
Investment Mgt & Retail Singapore David Kirkby	**Urban Community Development US** Peter Koziol	**Urban Community Development** Keith Perry
Wholesale Asia Pac. Rob Hattersley	**BLL Americas** Pete Marchetto	**Global Alliance** Mike Bellaman

Mike Bellaman, CEO Global Alliance

Mr Bellaman has been employed by the Lend Lease group for 17 years. He progressed through the BLL organisation in the US operations from project management to Principal in Charge of the Washington DC operations. Since 2002, Mr Bellaman has been responsible for Lend Lease's oil retail sector globally.

Adrian Chamberlain, CEO Development & Construction Europe, Middle East & Africa, Global Markets & IT

Mr Chamberlain joined Lend Lease in September 2003, when he was appointed CEO of Lend Lease's operations in Europe, the Middle East and Africa. Mr Chamberlain has extensive international experience, most recently as CEO for Global Services and Europe/Asia with Cable & Wireless plc.

Rod Fehring, CEO Urban Community Development, Asia Pacific

Mr Fehring worked as General Manager, Property with Australian Defence Industries prior to becoming Chief Operating Officer of the Victorian Urban Land Corporation. He subsequently joined Delfin, prior to its acquisition by Lend Lease and has been the CEO of Delfin Lend Lease since 2002.

Mark Fookes, Head of Retail Australia

In a 16 year career with Lend Lease, Mr Fookes has extensive experience in retail development, property and investment management. He has worked as General Manager Retail Property Management and Leasing and Portfolio Manager for GPT's Retail Portfolio prior to being appointed General Manager of the Lend Lease Retail Group in Australia.

Rob Hattersley, Head of Wholesale Funds Management Asia Pacific

Mr Hattersley has been involved in the real estate investment and funds management industry for 17 years. After 12 years with the Mirvac Group, including roles as General Manager Mirvac Property Trust and director of Mirvac Investments, Mr Hattersley joined Lend Lease in 2000. In 2002, Mr Hatterlsey was appointed Head of Wholesale Funds for Lend Real Estate Investments Asia Pacific.

Bob Johnston, CEO BLL Asia Pacific

Mr Johnston joined Civil & Civic in 1988 and progressed through the organisation in Australia and Singapore. In 1999, he was appointed to his current role but was seconded as Chief Operating Officer of US Real Estate Investments for 2001 to 2003 before returning to Australia in January 2004 and resuming the role of CEO for BLL Asia Pacific.

David Kirkby, CEO Singapore Lend Lease Investment Management & Retail

Mr Kirkby joined Lend Lease in 1991 as an asset manager with responsibility for a portfolio of assets across Australia. From 1994 to 1998 Mr Kirkby acted as Fund Manager responsible for the management of all separate accounts in the Property Investment Services Group in Sydney. Mr Kirkby launched REP in December 1999 with support from eight of Australia's largest superannuation funds and institutions. Mr Kirkby joined the Singapore business and APIC team in early 2002.

Peter Koziol, CEO Urban Community Development, US

Mr Koziol joined Actus Lend Lease in 1999. Before joining Actus Lend Lease, Mr Koziol, directed the Capital Markets Division of Connell Finance Company, a boutique investment bank in New York specialising in project finance for both real estate and equipment assets. Prior to Connell Finance Company, Mr Koziol was a Vice President with the capital markets group of Lehman Brothers in New York, and prior to that a certified public accountant with KPMG.

Nic Lyons, CEO Investment Management & Retail

Mr Lyons is responsible for overseeing the management of the investment portfolio of the Merged Group, the property funds management business and the retail operations and development activities. Mr Lyons' previous roles with Lend Lease included CEO of GPT Management and more recently CEO of Lend Lease Real Estate Investment operations in Asia Pacific. Prior to joining Lend Lease in 2000, Mr Lyons held a range of senior positions in the property and property funds industry where he has nearly 25 years of experience including more recently at ING and Guardian Funds Management Limited.

Pete Marchetto, CEO BLL, Americas

Mr Marchetto joined then Lehrer McGovern (now BLL) in 1979. Mr Marchetto until recently held the role of President of BLL Americas Northwest Central region. In March 2004 he was appointed to the role of Chief Operating Officer of BLL Americas.

Michael O'Brien, COO Investment Management

Mr O'Brien joined Lend Lease in 1989 and held various roles in the Lend Lease Retail Group before becoming Retail Portfolio Manager for GPT in 1996. In 2000, Mr O'Brien was appointed as CEO of Lend Lease's Retail Group before moving to Singapore to run the Lend Lease managed APIC enhanced real estate fund. Mr O'Brien returned to Australia as fund manager of GPT in May 2002.

Keith Perry, CEO Urban Community Development Europe

Mr Perry has worked for Bovis for over 15 years. He progressed through the organisation in various finance roles. Following Lend Lease's acquisition of Bovis in 1999, Mr Perry became CFO for the European Development business and in 2001 was appointed as CEO Retail and Urban Communities.

John Spanswick, CEO BLL Europe, Middle East & Africa

Mr Spanswick has worked for Bovis for over 40 years, was appointed to the main board of Bovis in 1980 and appointed Chief Executive of BLL in July 2000. Mr Spanswick is currently responsible for all of BLL's construction activities in the UK, Europe and Middle East with 2,500 employees in 20 countries.

Dougie Sutherland, CEO Healthcare & PFIs Europe

Mr Sutherland joined Lend Lease as CEO of the Healthcare PFI business in April 2004. Prior to joining Lend Lease, Mr Sutherland was employed by Amey, where he was responsible for Amey's PFI bidding and investments. Mr Sutherland has 10 years' experience in developing, negotiating and managing PFI projects for both the Public and Private Sectors.

Ross Taylor, CEO Development & Construction Asia Pacific and Americas

Mr Taylor joined Lend Lease in 1985 as an engineer and after holding several positions became Managing Director of Lend Lease Singapore in 1992. In 1995, he was appointed Managing Director of Lend Lease's project management and construction business, then known as Civil & Civic, Lend Lease Interiors and Lend Lease Design Group. He was instrumental in growing Lend Lease from a largely Australian-based company with offshore interests, to a company of global scale through the acquisition of Bovis in 1999. Following this acquisition he was appointed global CEO of BLL. In 2001, Mr Taylor's responsibilities were expanded to include Lend Lease's development activities around the world where he oversaw the expansion in Australia into the various residential businesses. In 2003, he moved back to Australia to take up the role of CEO Asia Pacific.

(d) Impact on Employees

Lend Lease expects that the Merger will have little impact on the employment arrangements for the majority of its employees. Other than as set out below, Lend Lease expects that the majority of present employment arrangements will continue to operate as before and will be unaffected by the Merger. The GPT management team, who are all Lend Lease employees, will continue to be employed by Lend Lease.

In the short term, the following changes are expected to occur:

- to manage the Merged Group the board and senior management arrangements referred to in sections 3.8(a), 3.8(b) and 3.8(c) will be put in place. Whilst both these will involve proven, experienced senior managers from Lend Lease and GPT, there will be some reorganisation to optimise the business opportunities offered by the Merged Group; and
- Lend Lease expects that the cost savings described in section 4.5 will mean that approximately 350 employees will be made redundant following implementation of the Merger. This represents approximately 4.4% of the total number of employees globally.

In the medium term the following changes are expected to occur:

- incentive compensation targets will be reset to take account of the Merged Group's structure. For example, some senior management objectives and bonus targets will be revised. As part of this process, management incentive plans will be implemented to ensure management remuneration is linked to achieving performance goals such as those described in this document;
- Lend Lease has an existing Long Term Incentive Plan which vests after three years, subject to a Total Shareholder Return performance condition. If Lend Lease achieves a Total Shareholder Return ranking of median against a comparator group of 18 international property organisations, 25% of the grant vests. The percentage of the grant paid increases on a linear sliding scale up to achievement of the fifth ranking (approximately the 75th percentile). At this point and above, the full value of the grant vests. Following the Merger, the scheme will be retained in its current form but the comparator group will be revised and other changes made to reflect the Merger; and
- changes will be required to employee share plans to reflect the new structure of the Merged Group for those employees who participate in employee share plans. They will have the opportunity to participate in the Merger through the Stapled Securities being held in the plans and may also be given the opportunity to participate in the Off-Market Buy-Back for their existing shares.

  However, the share plans will need to be reviewed in light of the respective tax jurisdictions in which they operate after the Merger. Whilst considerable work has been done on this pre-Merger, plans will be finalised after the Merger has been implemented, and employees will be advised accordingly. It is intended that share plans will continue to play an important part in employee compensation in the Merged Group.

In the longer term, Lend Lease expects that many of its employees will benefit from the enhanced career opportunities that the Merged Group will offer.

4. FINANCIAL INFORMATION

4.1 INTRODUCTION

This section includes the following financial information:

- the consolidated pro forma historical statements of financial performance of the Merged Group for the years ended 30 June 2003 and 30 June 2004 (Consolidated Pro Forma Historical Statements of Financial Performance) assuming that Lend Lease and GPT had been merged for the entire period (refer section 4.2);
- the consolidated pro forma forecast statement of financial performance of the Merged Group for the year ending 30 June 2005 (Consolidated Pro Forma Forecast) assuming that GPT and Lend Lease had been merged for the entire period (refer section 4.2). A reconciliation between the Consolidated Pro Forma Forecast and the forecast consolidated statutory profit for the year ending 30 June 2005 (Statutory Accounting Forecast) is set out in section 4.6;
- the forecast distribution statements for the year ending 30 June 2005 (refer section 4.2);
- the stand alone pro forma historical statements of financial performance of GPT and Lend Lease for the years ended 30 June 2003 and 30 June 2004 and the stand alone pro forma forecast statements of financial performance of GPT and Lend Lease for the year ending 30 June 2005 (refer sections 4.3 and 4.4);
- the assumptions on which the Consolidated Pro Forma Historical Statements of Financial Performance, the Consolidated Pro Forma Forecast and the Statutory Accounting Forecast are based (refer sections 4.3 to 4.7);
- sensitivity analysis quantifying the impact of changes in certain key assumptions underlying the Consolidated Pro Forma Forecast (refer section 4.8). The presentation of the sensitivity analysis is not intended to be predictive of the likely range of outcomes;
- the consolidated pro forma statement of financial position as at 30 June 2004 of the Merged Group, consisting of the consolidation of the GPT and Lend Lease statements of financial position as at 30 June 2004 assuming the Merger had occurred as at that date (refer section 4.10);
- the consolidated pro forma historical statements of cash flows of the Merged Group for the years ended 30 June 2003 and 30 June 2004, assuming that GPT and Lend Lease had been merged for the entire period (refer section 4.11);
- a summary of the Merged Group's proposed financing arrangements and credit rating (refer section 4.11 to 4.13); and
- a summary of risk factors that could impact the financial performance of the Merged Group (refer section 4.17).

The financial information has been prepared in accordance with Australian GAAP and the specific accounting policies discussed in section 4.16. The financial information is presented in an abbreviated form and does not contain all the disclosures that are usually provided in an annual report prepared in accordance with the Corporations Act.

Section 4.15 details the key potential implications of adopting IFRS and sets out reconciliations between IFRS and Australian GAAP. The Merged Group will report under IFRS for the first time in the year ending 30 June 2006.

For Lend Lease Shareholders and GPT Unitholders resident in the US, there are significant differences between Australian GAAP and US GAAP and these differences might be material. The financial information included in this Explanatory Memorandum was prepared with a view towards compliance with Australian practice and not SEC guidelines and rules. US resident Lend Lease Shareholders and GPT Unitholders are referred to section 12 for further information.

The Consolidated Pro Forma Forecast and Statutory Accounting Forecast should be read together with the assumptions underlying their preparation as set out in sections 4.3 to 4.7, the Investigating Accountant's Report prepared by KPMG Transaction Services on the Consolidated Pro Forma Forecast and Statutory Accounting Forecast in section 6, the risk factors set out in section 4.17 and other information contained in this Explanatory Memorandum. No party guarantees the future performance of the Merged Group.

The Consolidated Pro Forma Historical Statements of Financial Performance for the years ended 30 June 2003 and 30 June 2004 have been reviewed by KPMG and its report is included in section 5.

In addition, Greenwoods & Freehills Pty Limited's report on the Australian taxation implications of being an Australian tax resident Stapled Security holder is included in section 8.

4.2 CONSOLIDATED PRO FORMA HISTORICAL AND CONSOLIDATED PRO FORMA FORECAST STATEMENTS OF FINANCIAL PERFORMANCE

(a) Basis of Preparation

Consolidated Pro Forma Historical Statements of Financial Performance

In respect of the years ended 30 June 2003 and 30 June 2004, the *Consolidated Pro Forma Historical Statements of Financial Performance* are derived from the consolidation of:

- the stand alone GPT pro forma historical statements of financial performance;
- the stand alone Lend Lease pro forma historical statements of financial performance which exclude discontinued operations; and
- the transactions required to effect the Merger including the relevant Merged Group transaction adjustments.

Pro forma historical financial performance is presented before interest, tax, depreciation and amortisation (**EBITDA**) as the Merged Group will in the future be operating under a different capital structure.

The stand alone Lend Lease pro forma historical statements of financial performance have been extracted from the 30 June 2003 and 30 June 2004 year audited financial statements and exclude the results of discontinued operations and the financial impact of Lend Lease's interest in IBM Global Services Australia Limited (**IBMGSA**) which was sold during the year ended 30 June 2004. This enables the pro forma historical information to be presented on a basis consistent with the Merged Group structure and the Consolidated Pro Forma Forecast. A reconciliation between the EBITDA extracted from the audited financial statements and pro forma EBITDA for the years ended 30 June 2003 and 30 June 2004 is included in section 4.9. KPMG, as auditor of Lend Lease, issued unqualified audit opinions in relation to the Lend Lease financial statements for the years ended 30 June 2003 and 30 June 2004.

The GPT audited financial statements are prepared based on a 31 December balance date for statutory reporting purposes. The stand alone GPT pro forma historical statements of financial performance presented in this section have been extracted from audited financial statements in order to prepare financial information on a consistent basis with the Lend Lease 30 June year end. PricewaterhouseCoopers, as auditor of GPT, issued unqualified audit opinions in relation to the financial statements for the years ended 31 December 2002 and 31 December 2003 and the six months ended 30 June 2002, 30 June 2003 and 30 June 2004. There were no adjustments made to the audited statements of financial performance of GPT in any of the periods noted above other than to align the financial information to the Lend Lease 30 June balance date.

Consolidated Pro Forma Forecast and Statutory Accounting Forecast

In respect of the year ending 30 June 2005, the Consolidated Pro Forma Forecast is derived from:

- the stand alone GPT pro forma forecast statement of financial performance for the year ending 30 June 2005 prepared on a business-as-usual basis, assuming the Merger does not occur;
- the stand alone Lend Lease pro forma forecast statement of financial performance for the year ending 30 June 2005 prepared on a business-as-usual basis, assuming the Merger does not occur;
- the cost savings which are forecast to be implemented following the Merger; and
- the Merged Group transaction adjustments including the elimination of forecast transactions between GPT and Lend Lease, the amortisation of estimated goodwill arising as a result of the Merger, additional financing costs on the revised capital structure, and the alignment of accounting treatments of the Merged Group.

This is provided for illustrative purposes in order to present the Consolidated Pro Forma Forecast on a basis which assumes the Merger had occurred on 1 July 2004 and the cost savings had been realised for a full year.

The Consolidated Pro Forma Forecast and the Statutory Accounting Forecast, including the assumptions on which they are based and the sensitivity to changes in the assumptions, have been prepared by the management of GPT and Lend Lease and adopted by the GPT Directors and Lend Lease Directors. The GPT Directors and Lend Lease Directors are responsible for the inclusion of all forecast information in this Explanatory Memorandum. The Consolidated Pro Forma Forecast and Statutory Accounting Forecast have been presented in this Explanatory Memorandum to provide investors with a guide to the potential future financial performance of the Merged Group.

The assumptions underlying the forecasts reflect the best estimates of the GPT Directors and Lend Lease Directors based on present circumstances of anticipated economic and market conditions and the implementation of management's business strategies. While these assumptions are considered to be appropriate and reasonable at the time of preparing the Consolidated Pro Forma Forecast and Statutory Accounting Forecast, many factors which may affect the results are outside the control of the Merged Group and the directors or may not be capable of being foreseen or accurately predicted. Accordingly, actual results may vary materially from the Consolidated Pro Forma Forecast and Statutory Accounting Forecast. *Investors are advised to review the assumptions in sections 4.3 to 4.7 and risk factors in section 4.17 and make their own assessment of the future performance and prospects of the Merged Group.*

Lend Lease Shareholders and GPT Unitholders who are resident in the US should refer to section 12 for further comments on the basis of preparation of the Consolidated Pro Forma Forecast.

Distribution Statements

The forecast stand alone pro forma distributions for GPT and Lend Lease for the year ending 30 June 2005 are based on the forecast stand alone pro forma profit after tax for each entity as set out in section 4.2(b) and after applying each entity's distribution or dividend policy.

The forecast stand alone pro forma GPT distribution assumes that 100% of underlying earnings will be distributed which is in accordance with the current GPT distribution policy.

The forecast stand alone pro forma Lend Lease dividend assumes that 70% of profit after tax will be distributed. This represents the midpoint under the existing Lend Lease dividend policy range of between 60% and 80%. No adjustment has been made to add back non-cash items or one off costs associated with the Merger.

The consolidated pro forma forecast distribution of the Merged Group for the year ending 30 June 2005 is based on the Consolidated Pro Forma Forecast as set out in section 4.2(c) and represents the total pro forma distributions from both entities. The consolidated pro forma forecast distribution of the Merged Group will be based on the results of the individual entities, rather than the consolidated results. This will comprise a distribution from GPT and a dividend paid by Lend Lease.

The consolidated pro forma forecast distribution is indicative only and should be read together with the assumptions underlying the Consolidated Pro Forma Forecast and the distribution policy in section 4.14. The consolidated pro forma forecast distribution on Stapled Securities reflects a payout ratio of 100% of the consolidated pro forma profit after tax before goodwill amortisation, inter-entity eliminations, deferred tax on distributions on Unstapled Units held by Lend Lease and one off items including Merger costs. It is possible that distributions may be required to be sourced in part from retained earnings of Lend Lease or from capital of GPT.

Taxation

GPT is not liable to income tax including capital gains tax, provided security holders are presently entitled to all of the net income of GPT. The financial disclosures in this Explanatory Memorandum to the extent they refer to profit after tax or consolidated profit after tax, only include tax related to Lend Lease.

(b) Summary Financial Information

The Consolidated Pro Forma Historical Statements of Financial Performance together with the stand alone and Consolidated Pro Forma Forecast are shown in the table below:

	Consolidated Pro Forma Historical Statements of Financial Performance		Consolidated Pro Forma Forecast				
	2003 ($m)	2004 ($m)	GPT Stand Alone 2005 ($m)	Lend Lease Stand Alone 2005 ($m)	Cost Savings 2005 ($m)	Merged Group Transaction Adjustments 2005 ($m)	*Consolidated* Pro Forma Forecast 2005 ($m)
GPT EBITDA	473	517	599	–	–	–	599
Lend Lease EBITDA	344[1]	382[1]	–	485	–	–	485
Merged Group adjustments	(25)	(42)	–	–	81	(49)	32
EBITDA	**792**	**857**	**599**	**485**	**81**	**(49)**	**1,116**
Amortisation			–	(44)	–	(16)	(60)
Depreciation			–	(13)	2		(11)
EBIT			**599**	**428**	**83**	**(65)**	**1,045**
Net interest			(145)	(3)	–	(114)	(262)
Profit before tax			**454**	**425**	**83**	**(179)**	**783**
Tax expense			–	(147)	(23)	7	(163)
Minority interests[2]			–	(11)	–	–	(11)
Net profit after tax and minority interests[2]			**454**	**267**	**60**	**(172)**	**609**
Net profit after tax and minority interests excluding amortisation			**454**	**311**	**60**	**(156)**	**669**

(1) Refer to section 4.9 for reconciliation of pro forma EBITDA to reported EBITDA.

(2) Minority interests exclude the 81.3% interest in GPT not owned by Lend Lease.

* The financials set out in this table are based on the assumptions set out in sections 4.2(a), 4.5, 4.6, 4.7 and 4.8.

The consolidated pro forma EBITDA for the years ended 30 June 2003 and 30 June 2004 does not include the after-tax cost savings of $60 million which are expected to be achieved following the Merger. These savings are included in the Consolidated Pro Forma Forecast.

(c) Forecast Distribution Statements

The forecast distribution statements for the year ending 30 June 2005 is shown in the table below:

	GPT Stand Alone Pro Forma Forecast	Lend Lease Stand Alone Pro Forma Forecast	Consolidated Pro Forma Forecast
	2005 ($m)	2005 ($m)	2005 ($m)
Net profit after tax and minority interests[1]	**454**	**267**	**609**
Add back:			
Merged Group adjustments	–	–	61[2]
Amortisation of goodwill	–	–	60
Distributable earnings	**454**	**267**	**730**
Number of securities on issue (millions)	2,017	399	897[3]
Forecast distribution per security (cents)	22.5	46.8	81.4[4]
Forecast distributions per equivalent security assuming reinvestment of the special dividend and distributions			
– Per existing GPT Unit[5] (cents)			26.4
– Per existing Lend Lease Share[5] (cents)			83.2

(1) Minority interests exclude the 81.3% interest in GPT not owned by Lend Lease.

(2) Merged Group adjustments comprise inter-entity eliminations of $41 million (as set out in section 4.5), $12 million of deferred tax on Unstapled Units (as described in section 4.14(c)) and a further $8 million adjustment to align Lend Lease and GPT accounting treatment.

(3) As at 8 October 2004, Lend Lease and GPT have 398,675,475 Lend Lease Shares and 2,016,716,610 GPT Units on issue respectively. On implementation of the Merger, Lend Lease and GPT are expected to have 897,057,039 Lend Lease Shares and 897,057,039 GPT Units (excluding the Unstapled Units) on issue respectively (assuming that the $388 million Off-Market buy-Back is completed in full and 32.3 million Lend Lease Shares are bought back at an illustrative price of $12 per Lend Lease Share).

(4) Distribution per Stapled Security based on pro forma earnings as if the Merger was implemented on 1 July 2004 and assuming that the $388 million Off- Market Buy-Back is completed in full and 32.3 million Lend Lease Shares are bought back at an illustrative price of $12 per Lend Lease Share. The total value of Lend Lease Shares bought back under the Off-Market Buy-Back (if any) and the Buy-Back Price may differ from these values.

(5) Assuming the special dividend of 23.8 cents per Lend Lease Share and special distribution (excluding pre-Merger period amounts) of 65.6 cents per GPT Unit (assuming the GPT Cash-Out Option is not used) are reinvested based on the GPT Cash-Out Option price of $3.48 and the Merger terms.

* The financials set out in this table are based on the assumptions set out in sections 4.2(a), 4.5, 4.6, 4.7 and 4.8.

GPT's distributions have historically included a tax deferred component. The quarterly distributions for the year ended 30 June 2004 included tax deferred components of between 42.2% and 47.8%. GPT expects that future distributions will continue to include a tax deferred component.

Dividends paid by Lend Lease from time to time have been paid as fully franked or unfranked dividends. The last three Lend Lease dividends have been unfranked. Lend Lease expects that dividends will be partly franked from the year commencing 1 July 2005.

Refer to the Taxation Report in section 8 for further information on the general Australian taxation implications of dividends and distributions for Stapled Security holders.

4.3 STAND ALONE GPT PRO FORMA HISTORICAL AND PRO FORMA FORECAST FINANCIAL INFORMATION

(a) Summary Financial Information

The table below sets out the stand alone GPT pro forma historical statements of financial performance for the years ended 30 June 2003 and 30 June 2004 and the stand alone GPT pro forma forecast statement of financial performance for the year ending 30 June 2005:

	Pro Forma Historical		Pro Forma Forecast
	2003[1] ($m)	2004[1] ($m)	2005[1] ($m)
Net property income[2]	508	558	639
Responsible entity's fee[3]	(30)	(33)	(34)
Other expenses	(5)	(8)	(6)
Earnings before interest and tax	**473**	**517**	**599**
Net interest expense	(71)	(89)	(145)
Net profit after interest	**402**	**428**	**454**
Distribution	**404**	**428**	**454**
Basic earnings per unit (cents)	**20.7**	**21.7**	**22.5**
Distribution per unit[4] (cents)	**20.8**	**21.6**	**22.5**

(1) The GPT financial reports are prepared based on a 31 December balance date for statutory reporting and therefore the GPT pro forma historical financial information presented in this section has been extracted from audited financial reports for 30 June and 31 December of each year to compile pro forma financial information on a consistent basis with the Lend Lease 30 June year end.

(2) Represents property income less property expenses, together with interest from joint venture investment arrangements and contributions from associates. In the year ended 30 June 2003, net property income included a loss on sale of investment property of $6 million.

(3) The fee is inclusive of performance fees where applicable.

(4) Distribution per unit for the year ended 30 June 2003 excludes loss on sale of investment property of $6 million.

The stand alone GPT pro forma forecast excludes its estimated Merger costs of $12 million. The forecast net profit prior to the Merger will be reduced by this amount. GPT expects that it would make a transfer from capital of an equivalent amount to ensure distributions are not reduced.

If the Merger proceeds, three additional amounts will be distributed to GPT Unitholders. These are:

- $3.5 million (0.2 cents per GPT Unit) representing the payment by Lend Lease of an amount equivalent to the performance fee payable in respect of the six months ended 30 June 2004. This distribution is included in the 9.6 cents per GPT Unit distribution for the period from 1 July 2004 to 30 November 2004;
- a further $12.75 million (0.6 cents per GPT Unit) special distribution from capital; and
- up to $1,311 million (up to 65 cents per GPT Unit) special distribution from capital depending on the level of utilisation of the GPT Cash-Out Option.

(b) Management Discussion and Analysis of Historical and Forecast Performance of GPT

Discussion of Financial Results for the year ended 30 June 2003

Highlights for the year included:

- GPT exercised its unilateral right to terminate the Penrith Plaza ground lease. Payment was made under a formula based on the valuation of the centre at development completion ($395 million) and termination date, and the annual deposits made by GPT under the JVIA were refunded. The total cost to unwind the JVIA was $122 million (net of annual deposits) including incidental costs;
- GPT divested its 50% interest in Bankstown Square for $176 million realising a loss on book value of $6 million. GPT granted a 300 year lease to the purchaser and has no ongoing liability in respect of the property. The purchaser was granted a call option and GPT retained a put option, both exercisable after 12 months from completion for the transfer of the residual freehold for a nominal sum;
- GPT operated a distribution reinvestment plan which was terminated and did not apply to the distribution for the December 2002 quarter and subsequent quarters; and
- from 1 January 2003, the base responsible entity fee payable by GPT was reduced from 0.55% to 0.40% per annum of gross assets and a performance component was introduced.

Discussion of Financial Results for the year ended 30 June 2004

Highlights for the year included:

- the major expansion of Erina Fair was completed at a total cost of $212 million (GPT's 50% share: $106 million);
- stage 1 of the new National Australia Bank (NAB) office development in Docklands, Melbourne achieved practical completion in October 2003. Stage 2 achieved practical completion in May 2004. The total cost of the development, including enhancements agreed with NAB, was approximately $242 million;
- GPT acquired a 25% interest in 1 Farrer Place, Sydney, a premium grade office complex in the Sydney CBD for $253 million including acquisition costs;
- GPT issued $452 million three, five and 10 year notes under its existing Medium Term Note program. The proceeds from the issue of $452 million were used to retire short term debt; and
- GPT completed a placement of 67 million ordinary units to raise $203 million. The proceeds of the placement were used to pay down existing debt facilities and fund the development pipeline.

Discussion of Forecast Results for the year ending 30 June 2005

Highlights for the year include:

- GPT acquired the P&O Resorts in July 2004 for $225 million, including acquisition costs, at an expected year 1 yield of 9%;
- The Sunshine Plaza joint venture arrangement was unwound on 30 September 2004 at a cost of approximately $57 million which will result in the existing ground lease on the property being removed;
- the redevelopment of Melbourne Central retail complex is expected to be completed in November 2004. The total cost of the development is anticipated to be approximately $245 million;
- the expansion of Penrith Plaza shopping centre commenced in June 2004 and is expected to be completed in late 2005. The total cost is anticipated to be approximately $140 million; and
- the new Darling Park Tower 3, Sydney development commenced in April 2004 and is expected to be completed by June 2006. The total cost of the development is anticipated to be approximately $228 million.

(c) Assumptions used in the Preparation of the Stand Alone GPT Pro Forma Forecast Financial Performance

The key assumptions made in preparation of the stand alone GPT pro forma forecast financial performance for the year ending 30 June 2005 are summarised below;

Net Property Income

Property income has been forecast based on existing leases and forecast future market rentals, including turnover rentals and other income where applicable. The forecast makes allowances (on an asset-by-asset basis) for delays in re-letting after leases expire. Property expenses have been forecast based on existing contracts and assumptions for future costs.

The forecast assumes that there are no material defaults on leases during the forecast period.

Responsible Entity's Fees

The base management fee payable by GPT is 0.40% per annum of gross assets plus a performance component. The performance component, if applicable, is 5% of GPT's outperformance compared to the LPT Index. The total fee payable each six months is capped at 0.275% of GPT's gross assets.

No performance fees have been assumed to be paid during the forecast period.

Interest Expense

Interest expense is calculated at an average interest rate having consideration to GPT's cost of borrowings (inclusive of borrowing margins and fees), interest rate swap agreements in place and allowance for expected capital expenditure which will be funded through existing undrawn debt facilities. The average effective rate for debt facilities used in the forecast is 6.2%.

Borrowing costs associated with investment properties under development are capitalised into the carrying value of the properties.

Transaction Costs

Costs associated with the Merger proposal have not been included in the stand alone GPT pro forma forecast. Regardless of whether the Merger proceeds, GPT's transaction costs of approximately $12 million will be expensed. However, this is not expected to have any impact on distributions as GPT expects to top up the distribution through a distribution out of capital. The Merger costs comprise amounts payable to financial, legal and taxation advisers, investigating accountants and GPT's independent expert.

Exchange Rates

GPT has no current exposure to foreign exchange rate movements and no forecast exposure is assumed.

Distribution Reinvestment Plan

The pro forma forecast assumes that the plan will not be reactivated in the forecast period.

Future Activities

The pro forma forecast assumes no material acquisitions or disposals of assets and no new equity issues during the forecast period. However, during the forecast period, property acquisitions, sales or capital raisings may be considered. Such property acquisitions, sales or capital raisings may have an impact on future earnings and distributions.

Carrying Value of Assets

It is assumed there is no material impairment to the carrying value of any existing GPT assets in the forecast period.

4.4 STAND ALONE LEND LEASE PRO FORMA HISTORICAL AND PRO FORMA FORECAST FINANCIAL INFORMATION

(a) Summary Financial Information

The table below sets out the stand alone Lend Lease pro forma historical statements of financial performance for the years ended 30 June 2003 and 30 June 2004 and the stand alone Lend Lease pro forma forecast statement of financial performance for the year ending 30 June 2005:

	Pro Forma Historical*		Pro Forma Forecast
	2003 ($m)	2004 ($m)	2005 ($m)
Segment Earnings			
Bovis Lend Lease	262	182	229
Integrated Development Business	63	122	178
Real Estate Investments	142	146	155
EBITDA from operations	**467**	**450**	**562**
Non core investments	1	17	1
Net corporate overheads[1]	(157)	(74)	(80)
Group Treasury[2]	33	(11)	2
EBITDA	**344**	**382**	**485**
Amortisation			(44)
Depreciation			(13)
Earnings before interest, tax and outside equity interests			**428**
Net interest			(3)
Net profit before tax and outside equity interests			**425**
Tax expense			(147)
Outside equity interests			(11)
Net profit after tax and outside equity interests			**267**

(1) Corporate overheads for the years ended 30 June 2003 and 30 June 2004 include $47 million and $23 million of restructuring/Merger costs respectively, of which $9 million relates to the proposed Merger in the year ended 30 June 2004. Merger costs of $66 million forecast to be incurred by Lend Lease in the year ending 30 June 2005 are assumed to be capitalised and included in the calculation of goodwill.

(2) Group Treasury primarily relates to hedging foreign exchange exposures.

* The financials set out in this table are based on the assumptions set out in sections 4.4(c) and 4.9.

(b) Management Discussion and Analysis of Historical and Forecast Performance of Lend Lease

A summary of Lend Lease's pro forma historical and forecast EBITDA from operations is set out in the table below:

EBITDA from operations			
	Pro Forma Historical 2003 ($m)	Pro Forma Historical 2004 ($m)	Pro Forma Forecast 2005 ($m)
Bovis Lend Lease			
Asia Pacific	48	(32)	19
Americas	113	107	86
Europe	101	107	124
Total Bovis Lend Lease	**262**	**182**	**229**
Integrated Development Business			
Asia Pacific	81	128	126
Americas	9	12	61
Europe	(27)	(18)	(9)
Total Integrated Development Business	**63**	**122**	**178**
Real Estate Investments			
Asia Pacific	50	38	41
Americas	24	27	27
Europe	68	81	87
Total Real Estate Investments	**142**	**146**	**155**
Total operating businesses	**467**	**450**	**562**

The financial results are reported on a basis consistent with the management discussion and analysis included in the Lend Lease financial reports.

Discussion of Financial Results for the year ended 30 June 2003

Bovis Lend Lease

The BLL EBITDA for the year ended 30 June 2003 of $262 million represented an increase of approximately 15% over the prior year. The strong performance was principally due to increased volumes in Europe, including large commercial projects in London.

Integrated Development Business

The IDB EBITDA for the year ended 30 June 2003 of $63 million comprised the following:

- **Delfin Lend Lease (Asia Pacific):** EBITDA of $62 million including a $16 million profit before tax from the sale of Lend Lease's interest in the North Lakes project;
- **Lend Lease Development (Asia Pacific):** EBITDA of $19 million principally from the sale of units at the Sydney residential projects, Jacksons Landing and the Olympic Village/Newington and a profit from the sale of The Bond, Hickson Road, Sydney;
- **The Americas:** EBITDA of $9 million principally derived from development and construction management fees earned by Actus Lend Lease on the Fort Hood and Beaufort Military Complex projects; and
- **Other IDB (Europe):** EBITDA loss of $27 million principally due to bid costs expensed for PFI projects of $37 million (including $20 million relating to the unsuccessful bid for the Allenby & Connaught military housing project), a $15 million provision against costs incurred on the Shell Centre development in London partially offset by a $19 million profit on the sale of Tres Aguas, a Spanish shopping centre development and an $8 million profit on the sale of Touchwood, Solihull.

Real Estate Investments

In May 2003 Lend Lease concluded its strategic review of REI. As a consequence of the review Lend Lease decided to exit the North American real estate investments markets (both equity and debt) and real estate debt services, Asian debt markets, certain components of the European REI business and the Global Fund Advisory business. The results of these discontinued operations are not included in the pro forma historical or forecast financial performance of Lend Lease.

The EBITDA for REI continuing operations for the year ended 30 June 2003 was $142 million. The REI Asia Pacific profit was principally derived from funds management whilst the European and Americas EBITDA included contributions from Bluewater and other retail centres in the UK and King of Prussia in the US.

Corporate/Treasury

Corporate costs for the year ended 30 June 2003 of $157 million before tax included $47 million in group restructuring costs and recoveries of $52 million from group companies. During the year, $11 million was recognised in the statement of financial performance in relation to employee equity based compensation arrangements, representing cash contributions to employee share plans. The fair value of these benefits provided to employees through the allocation of the shares from the plan was $50 million.

Group Treasury profit (excluding interest revenue and borrowings costs) of $33 million before tax arose primarily as a result of hedging foreign exchange exposures.

Discussion of financial results for the year ended 30 June 2004

Bovis Lend Lease

The BLL EBITDA of $182 million for the year ended 30 June 2004 was $80 million lower than the year ended 30 June 2003. The principal reason for the decline in profit related largely to the provision for losses of $79 million arising from certain residential projects and one commercial project in Australia. Under Australian Accounting Standards forecast project losses are recognised immediately upon being identified and are not apportioned on a percent complete basis.

The losses initially arose due to the contracts being significantly under priced in the 2002 and 2003 financial years and then further exacerbated by price escalation and subcontractor performance issues. While the majority of the residential projects have now been completed, one residential project and the commercial project are not due for completion until the 2006 financial year. Management deficiencies have been subsequently addressed and BLL management is currently satisfied that provisions made in the year ended 30 June 2004 cover the expected losses on these projects.

Integrated Development Business

The significant increase of $59 million in the IDB EBITDA in the year ended 30 June 2004 reflected improved performance in the following businesses:

- **Delfin Lend Lease (Asia Pacific):** An increase in EBITDA of $36 million to $98 million in the year ended 30 June 2004 was due to increases in sales volume and average prices, particularly for projects in South East Queensland. The increase also reflected the commencement of trading at Nelson's Ridge in Sydney;
- **Lend Lease Development (Asia Pacific):** EBITDA for the year ended 30 June 2004 increased by $11 million to $30 million and included sales from residential projects, primarily at Jackson's Landing and Newington/Olympic Village in Sydney, as well as a profit of $19 million from the sale of Lend Lease's interest in the Fox Entertainment precinct;
- **The Americas:** The Americas EBITDA of $12 million included GPM from the Fort Hood and Beaufort Military Complex projects and a development fee recognised on Fort Campbell by Actus Lend Lease; and
- **Other IDB (Europe):** The reduction in the EBITDA loss by $9 million from $27 million in the year ended 30 June 2003 to $18 million in the year ended 30 June 2004 was principally due to lower net PFI bid costs expensed during the year.

Real Estate Investments

The REI EBITDA of $146 million for the year ended 30 June 2004 from continuing operations increased by $4 million from $142 million in the year ended 30 June 2003. The $13 million increase in profit in Europe was due to increased income from Bluewater and profit from the sale of units in the Lend Lease Retail Partnership. The $12 million decrease in profit in Asia Pacific was primarily due to a write down of Lend Lease's investment in APIC. The EBITDA includes rent from retail properties in the UK and King of Prussia in the US.

Corporate/Treasury

Corporate overheads decreased by $83 million to $74 million in the year ended 30 June 2004 through continued management focus to reduce costs. The 2003 corporate costs of $157 million included costs relating to the Global Real Estate Services and Global Real Estate Investments businesses. In the year ended 30 June 2004, these costs had either been eliminated or were included as part of the net corporate costs of $74 million. Corporate costs for the year also included $23 million of costs relating to the relocation of Lend Lease's senior management from London to Sydney and the proposed Merger. Savings in gross corporate costs were partly offset by lower recharges to Lend Lease's operating businesses.

During the year, $9 million was recognised in the statement of financial performance in relation to employee equity based compensation arrangements, representing cash contributions to employee share plans. The fair value of these benefits provided to employees through the allocation of the shares from the plan was $22 million.

Group Treasury result (excluding interest revenue and borrowing costs) of a net loss of $11 million before tax arose primarily as a result of hedging foreign exchange exposures.

Discussion of forecast financial results for the year ending 30 June 2005

Bovis Lend Lease

The BLL forecast EBITDA of $229 million for the year ending 30 June 2005 is an increase of $47 million on the 2004 result. The forecast increase relates to an improved contribution from Asia Pacific of $51 million and an improvement in the European result of $17 million offset by a reduction in the contribution from the Americas region of $21 million.

The Asia Pacific forecast result represents a forecast return to profit in the year ending 30 June 2005 as the significant losses from existing residential and other risk projects were provided for in the year ended 30 June 2004 and are not expected to recur. The Asia Pacific region is not expected to return to normal levels of profitability until the year ending 30 June 2006 when the loss making projects are completed.

The forecast EBITDA of $124 million for the European business represents a 16% improvement on the EBITDA for the year ended 30 June 2004 as a result of the UK commercial office market and continued government investment in healthcare, education and defence.

The decline in the Americas EBITDA of $21 million is mainly due to the higher hedged rate of the Australian dollar relative to the US dollar compared to the prior period together with the planned investment in strategic initiatives.

Integrated Development Business

The forecast increase in IDB EBITDA from $122 million in the year ended 30 June 2004 to $178 million in the year ending 30 June 2005 is principally due to the following:

- **Delfin Lend Lease (Asia Pacific):** Delfin Lend Lease is forecast to have an EBITDA of $90 million for the year ending 30 June 2005. This is after the transfer of the Twin Waters and North Shore projects to Lend Lease Development. Excluding this transfer, EBITDA is forecast to increase by $12 million or 16%. The forecast assumes a lower volume of lots sold in the year compared to the year ended 30 June 2004, offset by a higher average value of lots sold and increased earnings derived from recent acquisitions including ComLand and an additional 35% interest in RBD. A listing of Delfin Lend Lease projects is contained in section 3;
- **Lend Lease Development (Asia Pacific):** The Lend Lease Development EBITDA is forecast to increase by $6 million to $36 million in the year ending 30 June 2005 (after accounting for the transfer of projects noted above). The forecast includes contributions from 10 residential projects, all of which are under development, and five of which contribute to profit for the first time in the year ending 30 June 2005. A listing of Lend Lease Development projects is contained in section 3;
- **The Americas:** EBITDA is forecast to increase from $12 million in the year ended 30 June 2004 to $61 million in the year ending 30 June 2005 due to an increase in the Actus Lend Lease forecast EBITDA and profit from the realisation of Lend Lease's investment in the Gotham 80/20 housing project. The Actus Lend Lease forecast EBITDA for the year ending 30 June 2005 is $45 million, a $32 million increase on the prior year. The increase relates to development fees expected to be earned once financial close is reached on projects where Actus Lend Lease is currently the preferred bidder, namely Fort Drum, Hickam Air Force Base (subject to ratification of the agreed appeal settlement) and Army RCI Hawaii, offset in part by a reduced contribution from Fort Hood as the project construction phase approaches completion; and
- **Other IDB (Europe):** The forecast EBITDA loss for the year ending 30 June 2005 of $9 million represents a $9 million improvement over the prior year, reflecting reduced net bid costs as two key health projects for which Lend Lease is the preferred bidder are expected to reach financial close during the period.

Real Estate Investments

The REI forecast EBITDA for the year ending 30 June 2005 of $155 million is an increase of $9 million over the prior year. The forecast includes rent from Bluewater and other retail centres in the UK, Lend Lease's share of partnership income from King of Prussia in the US and contributions from the property management business in Australia. The increase in the profit in Europe is expected as a result of rent reviews at Bluewater.

Corporate/Treasury

Net corporate overheads of $80 million are forecast for the year ending 30 June 2005. The increase in net corporate costs of $6 million is due to the year ended 30 June 2004 including recharges to the business units of $44 million whereas the year ending 30 June 2005 assumes no recharges, offset by:

- the year ending 30 June 2004 including $23 million relating to the relocation of senior management from London to Sydney and costs in relation to the Merger incurred prior to 30 June 2004; and
- a reduction in gross corporate costs of $15 million in the year ending 30 June 2005.

Corporate costs do not take into account any amounts identified as part of the $60 million of forecast after-tax cost savings included as an adjustment to the Consolidated Pro Forma Forecast or the estimated implementation costs of $54 million after tax forecast to be incurred to achieve these savings.

Group Treasury profit before tax of $2 million primarily relates to the interest rate differential expected to be earned on hedging non-Australian dollar denominated cash flows including inter-entity loans.

(c) Assumptions Used in the Preparation of the Stand Alone Lend Lease Pro Forma Forecast Statement of Financial Performance

The key assumptions made in the preparation of the stand alone Lend Lease pro forma forecast for the year ending 30 June 2005 are summarised below:

Bovis Lend Lease

Contracted Gross Profit Margin

BLL commenced the financial year ending 30 June 2005 with a large proportion of the year's forecast GPM contracted. The following table sets out the percentage of GPM forecast for the year ending 30 June 2005 that was contracted as at 30 June 2004:

Region	2005 GPM Contracted as at 30 June 2004 %
Asia Pacific	61
Americas	57
Europe	52[1]
Total Contracted GPM	**56**
Preferred bidder but not reached financial close[1]	2
Total preferred bidder and reached financial close	**58**

(1) Preferred bidder relates to Europe. Including both secured and preferred bidder projects, BLL Europe has approximately 56% of GPM for the year ending 30 June 2005 contracted.

The GPM relating to the contracted projects included in the stand alone Lend Lease pro forma forecast has been determined based on contracts in place with third parties and the expected timeframes for the progression of these projects after allowing for costs to be incurred.

In forecasting GPM for contracted projects, construction costs have been forecast for each contract having regard to subcontractor agreements, quantity surveyor estimates, external sub-contractor tenders/quotes based on final or preliminary designs, the planned construction timetable and past experience on comparable projects. Allowances have been made for cost increases in each of the markets in which the business operates having regard to market trends and demand for the various services and materials required.

Uncontracted Gross Profit Margin

The forecast GPM from projects uncontracted at 30 June 2004 is derived from the following:

- projects where BLL has been nominated the preferred bidder but the project has not yet reached financial and legal closure. It is assumed these contracts progress in accordance with the current project timeframes. If preferred projects are included, the secured GPM increases from 56% to 58%; and
- projects that are forecast to be contracted based on, among other things, the projects being tendered, relationships held, general market trends and forecast level of demand. These include projects which are in the early stages of site feasibility and planning but which are expected to be awarded and commenced. As such, the forecast includes contracts currently being tendered where no firm commitment has been made by the client.

For uncontracted work included in the forecast, construction costs and GPM have been based on BLL management's assessments of likely project-by-project construction costs and margins having regard to their knowledge (by reference to comparable projects) of the costs of subcontractors, quantity surveyor estimates, and preliminary and final designs and specifications in relation to projects for which BLL has tendered and new contracts which BLL's market information has indicated are likely to be contracted in the forecast period. The forecast GPM also has regard to historical relativities between contracted and uncontracted work at the commencement of prior financial years.

Integrated Development Business

The following table sets out the percentage of forecast GPM for the year ending 30 June 2005 contracted as at 30 June 2004 for IDB:

Business	**Region**	**2005 GPM Contracted as at 30 June 2004 %**
Delfin Lend Lease	Asia Pacific	33
Lend Lease Development	Asia Pacific	47
Actus Lend Lease	America	30
PFIs[1]	Europe	32
Total contracted GPM		**35**
Preferred bidder but not reached financial close[2]		19
Total preferred bidder and reached financial close		**54**

(1) Relates to facilities management only.

(2) Relates to Actus Lend Lease projects including both secured and preferred bidder projects. Actus Lend Lease has 92% of its forecast GPM for the year ending 30 June 2005 contracted.

GPM has been included as contracted GPM for each of the businesses on the following basis:

- **Delfin Lend Lease:** GPM is described as contracted where a lot has been sold and contracts exchanged as at 30 June 2004 and where settlement is expected to occur in the forecast period;
- **Lend Lease Development:** GPM is described as contracted where a dwelling has been pre-sold and a deposit received as at 30 June 2004;
- **Actus Lend Lease:** GPM is described as contracted where projects have achieved financial close; and
- **PFIs:** GPM relates to facilities management only.

Delfin Lend Lease (Asia Pacific)

Delfin Lend Lease has contracts which had exchanged as at 30 June 2004 and are expected to settle in the year ending 30 June 2005. These secured contracts represent approximately 33% of the forecast GPM for the year ending 30 June 2005.

The forecast assumes the settlement of approximately 3,800 lots, including the 33% contracted lots as at 30 June 2004. This is approximately a 10% decrease on the number of lot settlements in the year ended 30 June 2004 offset by growth in the average value of lots sold and increased earnings derived from recent acquisitions including ComLand and an additional 35% interest in RBD. Lot settlements for the year have been forecast based on market conditions, trading history, expected stage releases and construction programs.

Cost of sales has been forecast based on the commercial assessments for each project. Costs are analysed over the life of the project and include general scheme costs, subdivision costs and marketing, sales, project administration and finance costs.

Lend Lease Development (Asia Pacific)

Lend Lease Development's forecast revenue for the year ending 30 June 2005 relates to existing projects that have regulatory approval.

Contracted revenue has been forecast based on the forecast percent complete as at 30 June 2005 having regard to internal estimates of the construction timeframe.

Uncontracted revenue has been forecast based on forecast sales and the forecast percent complete as at 30 June 2005 considering:

- in-house experience of the property market and sales history associated with similar projects to determine the rate of sales and sales prices taking into account current and forecast market conditions; and
- forecast percent complete as at 30 June 2005 based on estimates from the project managers.

Cost of sales has been forecast based on the commercial assessments for each project. Costs are analysed over the life of the project and include infrastructure and general scheme costs, subdivision costs, project construction costs, and marketing, sales, project administration and finance costs.

Project construction costs have been forecast on a project-by-project basis taking account of costs to complete having regard to sub-contractor agreements, quantity surveyor estimates, external sub-contractor tenders/quotes based on final or preliminary designs, the planned construction timetable and past cost experience on comparable projects. Allowances have been made for cost increases and contingencies in each of the markets in which the business operates having regard to market trends and demand for the various services and materials required for each project.

Actus Lend Lease (Americas)

Lend Lease has a 75% ownership interest in Actus Lend Lease. It is assumed this ownership remains at 75% throughout the forecast period, although it is noted that Lend Lease has agreed to acquire a further 12.5% of Actus Lend Lease from one of its principals. This will take its interest to 87.5% with the balance being owned by the other principal.

Actus Lend Lease is the preferred bidder on three projects which are assumed to reach financial close during the year ending 30 June 2005. A proportion of development management fees will be recognised on financial close. Actus Lend Lease is currently bidding for a further four privatisation projects. It is assumed that two of these projects will reach preferred bidder status during the year ending 30 June 2005 which will enable related bid costs to be capitalised.

The GPM for projects that reached financial close prior to 30 June 2004 has been forecast based on the planned construction timetable.

The GPM for projects which have not reached financial close has been forecast based on the agreed in-principle margin and the forecast percent complete as at 30 June 2005 having regard to project specifications, current timetables and internal estimates.

Other IDB (Americas)

The forecast for the year ending 30 June 2005 assumes the sale of Lend Lease's investment in the Gotham 80/20 housing project in the US.

Other IDB (Europe)

The forecast assumes Lend Lease is nominated as preferred bidder on two healthcare PFI projects for which it will be bidding during the year ending 30 June 2005 that will enable related bid costs to be capitalised.

Real Estate Investments

Due to the nature of the assets owned and funds and property management arrangements, a high proportion of the REI revenue earned is annuity type income. The forecast contributions from each region include:

- **Asia Pacific:** Investment management fees are derived from the management of GPT, APPF, APIC, APIC II and REP. The REI business also derives retail property management fees for managing retail centres on behalf of investors (such as GPT, APPF, APIC and APIC II), together with co-investment income from investments held in APPF, REP, APIC and APIC II;
- **Europe:** Income earned in Europe principally relates to rental income derived from direct and indirect ownership interests in Bluewater, Overgate and Touchwood, asset management fees from these centres, management of the Lend Lease Retail Partnership and the Lend Lease Overgate Partnership and property management fees from UK retail shopping centres; and
- **Americas:** Income is predominantly derived from Lend Lease's 50% ownership interest in the King of Prussia retail centre.

Forecast income from funds management for the year ending 30 June 2005 is based on the average forecast funds under management and contracted fee rates. It is assumed that funds under management across all businesses will grow by approximately 4% during the year.

Forecast fees from GPT are based on the existing agreements between Lend Lease and GPT and do not take into account any proposed changes as a result of the Merger and also do not include any performance fees that could be earned. Forecast fees from GPT are eliminated in the Consolidated Pro Forma Forecast.

Revenues from other assets (King of Prussia, Bluewater and other co-investments) have been forecast based on current performance and expected rent reviews.

Net Corporate Overheads

Net corporate overheads have been forecast based on existing organisation structures. No allowance has been made in the stand alone Lend Lease pro forma forecast for the cost savings forecast in conjunction with the Merger. No amount is included as a recovery of net corporate costs from the business units in the year ending 30 June 2005.

Amortisation

The forecast amortisation charge primarily relates to goodwill on the acquisitions of BLL and Delfin Lend Lease which, under Australian GAAP, are being amortised over a period not exceeding 20 years. Based on the expected performance of these businesses, no impairment has been assumed.

Foreign Exchange

Lend Lease has assumed average net foreign exchange rates for the year ending 30 June 2005 of A$1:US$0.63 and A$1:GBP0.40 to translate earnings. The rates have been determined based on existing foreign exchange hedges in place and an estimate of exchange rates for any unhedged exposure. Further information on Lend Lease's currency hedging is set out in section 4.11(c).

Net Interest

Net interest (including borrowing costs) has been forecast based on the forecast average net debt (including Bluewater lease liability) for the year ending 30 June 2005. Interest is calculated using the known fixed borrowing rate and an estimate of floating rates for any unhedged exposure.

At 30 June 2004, Lend Lease had two fixed rate borrowings and hedges in place which mature in June and July 2005. The mark-to-market loss on the fixed interest rate pertaining to the arrangements at 30 June 2004 was $26 million before tax. The extent of any benefit to the Merged Group from the maturity of the out-of-the-money debt and underlying hedges will depend on the source of refinancing and market conditions at the time.

Interest on the finance lease for Bluewater was initially capitalised into the project. From March 2005, the interest on this finance lease will be recognised in the statement of financial performance and is included in the stand alone Lend Lease pro forma forecast statement of financial performance. There is no change in cash flows resulting from this treatment.

The forecast assumes certain borrowing costs before tax will be capitalised to the carrying value of properties under development in Lend Lease.

Tax Expense

Tax expense has been forecast based on tax rates applicable in each country in which Lend Lease operates after adjusting for expected permanent differences.

Carrying Value of Assets

It is assumed there is no impairment to the value of any existing Lend Lease assets in the forecast period.

4.5 ASSUMPTIONS USED IN THE PREPARATION OF THE CONSOLIDATED PRO FORMA FORECAST

In addition to the assumptions underlying the Lend Lease and GPT stand alone pro forma forecasts for the year ending 30 June 2005, the following assumptions have been made in respect of the Consolidated Pro Forma Forecast:

Effective Date

The Consolidated Pro Forma Forecast has been prepared under the assumption that the Merger was implemented on 1 July 2004 and does not include one off Merger implementation costs in order to provide guidance of the forecast full year impact of the Merger.

Cost Savings

Lend Lease has forecast that the Merged Group will deliver $60 million after tax of annualised cost savings from post-Merger restructuring. The following table provides a breakdown of the cost savings assumed in the Consolidated Pro Forma Forecast and Statutory Accounting Forecast:

	Consolidated Pro forma Forecast (After Tax) 2005 ($m)	Consolidated Statutory Accounting Forecast (After Tax) 2005 ($m)
Direct Merger synergies	12	6
Organisational restructuring	21	11
Relocation of senior management from London to Sydney	5	3
Other	22	12
Total cost savings	**60**	**32**

Annualised savings of $12 million after tax are forecast to arise from Merger synergies. Further annualised savings of $21 million after tax are expected as a result of the more efficient organisation structure and removal of duplicate processes. In addition, savings in the order of $5 million after tax are expected to result from the relocation of senior management from London to Sydney. Other overhead savings of $22 million after tax are forecast.

Estimated implementation costs of $54 million after tax are forecast to be incurred to achieve the forecast cost savings. These costs are not included in the Consolidated Pro Forma Forecast but have been included in the Statutory Accounting Forecast.

Revenue synergies are also expected from the Merger, particularly over the medium to longer term, but no revenue synergies are included in the financial forecasts for the year ending 30 June 2005.

Merged Group Transaction Adjustments

The following table sets out the Merged Group transaction adjustments for the years ended 30 June 2003 and 30 June 2004 and the forecast Merged Group adjustments for the years ending 30 June 2005:

Merged Group Transaction Adjustments	Pro Forma Historical 2003 ($m)	Pro Forma Historical 2004 ($m)	Pro Forma Forecast 2005 ($m)
Elimination of BLL GPM on GPT projects	(10)	(15)	(15)
Elimination of development management fees on GPT projects	(15)	(16)	(26)
Elimination of occupancy related expenses	4	(4)	–
Alignment of accounting treatment	(4)	(7)	(8)
Merged Group adjustments – EBITDA	**(25)**	**(42)**	**(49)**
Amortisation of goodwill arising from the Merger			(16)
Net interest expense			(114)
Tax expense			7
Merged Group adjustments – profit after tax			**(172)**

In preparing the Consolidated Pro Forma Historical Statements of Financial Performance for the years ended 30 June 2003 and 30 June 2004 and the Consolidated Pro Forma Forecast for the year ending 30 June 2005, transactions between GPT and Lend Lease have been eliminated as required by Australian Accounting Standards.

In addition, an adjustment has been made to both the Consolidated Pro Forma Historical Statements of Financial Performance and the Consolidated Pro Forma Forecast in order to align the accounting treatments applied by GPT and Lend Lease for the Merged Group. The differences giving rise to this adjustment are expected to be lower in following years and no material adjustment is expected beyond the year ending 30 June 2005.

Goodwill arising from the Merger is assumed to be amortised over the period of the expected benefits, which is not to exceed a 20 year period. The final amount of the goodwill and therefore the amortisation charge will be determined based on the fair value accounting exercise that will be completed following the Merger.

Net Interest Expense

The forecast net interest expense is based on the estimated reduction in cash and new debt raised in conjunction with the Merger and an assumed average interest rate on new debt of 6.7%.

Off-Market Buy-Back

Lend Lease will make available to Lend Lease Shareholders a $388 million Off-Market Buy-Back facility conditional upon completion of the Merger. The forecast assumes the Off-Market Buy-Back is completed in full. The impact on the forecast of not completing the Off-Market Buy-Back is described in section 4.8.

4.6 RECONCILIATION BETWEEN THE CONSOLIDATED PRO FORMA FORECAST AND STATUTORY ACCOUNTING FORECAST

The Consolidated Pro Forma Forecast is presented as if the Merged Group had effected the Merger transaction for the entire forecast period and excludes one off items associated with the transaction. Consequently, the Statutory Accounting Forecast will differ from the Consolidated Pro Forma Forecast. The difference is reconciled in the table below:

	Forecast Profit After Tax 2005 ($m)
Consolidated Pro Forma Forecast[1]	**609**
Add/(less):	
GPT results prior to 30 November 2004	(186)
Cost savings realised beyond 30 June 2005	(28)
Amortisation of goodwill prior to 30 November 2004	7
Net interest prior to 30 November 2004	28
Tax expense on GPT distribution to Lend Lease prior to 30 November 2004	11
Alignment of accounting treatment prior to 30 November 2004	5
One off items:	
Implementation costs relating to cost savings	(54)
Write off of GPT management rights	(45)
Write off future income tax benefits	(30)
Other	(19)
Statutory Accounting Forecast[1]	**298**

(1) Before excluding the equity interest attributable to Stapled Security holders.

(a) Assumptions used in the preparation of the Statutory Accounting Forecast

The Statutory Accounting Forecast assumes that the Merger is effective from 30 November 2004. Accordingly, the Statutory Accounting Forecast includes 12 months of the Lend Lease forecast results and seven months of the GPT forecast results.

The cost savings are expected to accrue and be realised progressively following the Merger. The Statutory Accounting Forecast includes an estimate of cost savings amounting to $32 million after tax and one off implementation costs of $54 million after tax to be incurred in the year ending 30 June 2005. The full benefit of the cost savings is expected to be realised in the year ending 30 June 2006.

Costs of the Merger incurred by Lend Lease amounting to $68 million will be capitalised as part of the cost of acquisition.

The Statutory Accounting Forecast has been adjusted to take account of the timing of the adjustment relating to the alignment of accounting treatment applied by GPT and Lend Lease for the Merged Group.

The Statutory Accounting Forecast assumes that management rights of $45 million relating to GPT carried in the books of Lend Lease will be written off, as from a Merged Group perspective, this asset will be internalised.

The Statutory Accounting Forecast assumes that the future income tax benefit relating to tax losses of $30 million which has been recognised by Lend Lease is written off as a result of the change in shareholding of Lend Lease as part of the Merger.

The Statutory Accounting Forecast includes goodwill amortisation and interest expense arising from the Merger from 30 November 2004.

Costs of the Merger incurred by GPT of approximately $12 million will be expensed in the period prior to the Merger being completed. Accordingly, these costs have not been included in the Statutory Accounting Forecast.

4.7 GENERAL ASSUMPTIONS USED IN THE PREPARATION OF THE FORECAST FINANCIAL INFORMATION

Accounting Standards

The forecast financial information in this section has been prepared in accordance with Australian Accounting Standards, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) and the Corporations Act.

It has been assumed that there will be no changes in Australian Accounting Standards during the year ending 30 June 2005 which will have a material impact on the performance and position of the Merged Group.

The forecast financial information does not purport to comply with US or other foreign accounting standards. US residents should take care in analysing the forecast financial information as differences are likely between US GAAP and Australian Accounting Standards and these differences may be material (see section 12.5).

Legislation

It is assumed that there will be no changes in federal, state or local government laws, regulations or policies in the jurisdiction in which the Merged Group operates that will have a material impact on the performance or position of the Merged Group.

Litigation

It has been assumed there will be no new material litigation or legal settlements other than those already disclosed in section 4.17.

Economic and Political Environment

It has been assumed that that there will be no adverse changes in the prevailing political conditions in regions in which the Merged Group operates.

Continuity of Operations

It has been assumed there will be no significant disruption to the operations of the Merged Group during the forecast period.

Taxation

Forecast tax expense is based on the prevailing tax rates in the jurisdictions where the Merged Group is subject to tax and assumes no significant change to those rates or existing tax laws.

4.8 SENSITIVITY ANALYSIS

As indicated in section 4.2(a), the Consolidated Pro Forma Forecast may not be met for a variety of reasons. A number of risks that could impact the forecast results of the Merged Group are summarised in section 4.17.

General Sensitivities

The table below details the estimated sensitivity of the Consolidated Pro Forma Forecast to changes in certain assumptions. Movement in other assumptions may offset or compound any one variable beyond the extent shown. In addition, it should be noted that Consolidated Pro Forma Forecast may be affected by variations in the outcome of any one project.

	Profit (After Tax) 2005 ($m)
Impact of movement in interest rates of 0.5% p.a. on unhedged finance charges[1]	7
Movement in exchange rates of 10%[2]	6
Movement in uncontracted construction GPM of 5%	9
Movement in total construction GPM of 5%	20
Movement in uncontracted residential GPM of 5%	4
Movement in office let up assumptions of one month	1

(1) Assumes hedges on new debt not in place.
(2) Impact of change on forecast taking into account the Merged Group's hedge positions.

The above sensitivities apply equally to both favourable and unfavourable movements in the assumptions.

The above table illustrates the impact of a movement in interest rates on the unhedged portion of the Merged Group's debt. Any change in interest rates is likely to have a greater impact on future years where the Merged Group's debt is hedged to a lesser extent. Given the Merged Group's extensive property activities, any movement in interest rates may also impact underlying earnings before interest and asset valuations.

Specific Sensitivities on Lend Lease Projects

Lend Lease has assumed two PFI hospital projects in the UK and three Actus Lend Lease projects (including Hickam Air Force Base in the US), for which it is currently preferred bidder, will reach financial close during the year ending 30 June 2005. The sensitivity of these contracts not reaching financial close during the year ending 30 June 2005 is an aggregate of $34 million after tax and varies between $2 million and $11 million depending on the project. As Lend Lease is currently preferred bidder on these projects, the risk is a delay in reaching financial close, resulting in the income being recorded in a subsequent period rather than the loss of the project.

Lend Lease is currently bidding on a number of PFI hospital contracts in the UK and, through Actus Lend Lease, a number of military housing projects in the US. Lend Lease has assumed it will reach preferred bidder status on two PFI hospital contracts and two Actus Lend Lease military projects. Should Lend Lease lose any of these tenders, then the associated bid costs will be expensed in accordance with Lend Lease policy. Similarly, a delay in reaching preferred bidder status beyond 30 June 2005 will result in bid costs to 30 June 2005 being expensed.

Delays usually affect the timing of recognition of profit rather than the loss of profits. In the event of loss or delay, Lend Lease will take alternative action to direct resources for these projects to other general construction projects.

Sensitivity of Off-Market Buy-Back

If Lend Lease is unable to complete the Off-Market Buy-Back in full at a price acceptable to the Lend Lease Directors, there may be an impact on the Consolidated Pro Forma Forecast. The maximum possible impact would occur if no shares were bought back and the funds made available for the buy-back were not put to an alternative use which yielded a return higher than the assumed interest rate, in which case the pro forma net profit would be $18.1 million higher, the number of Stapled Securities would be 32.3 million higher, and the pro forma distribution would be 0.9 cents lower per Stapled Security.

4.9 RECONCILIATION OF THE STAND ALONE LEND LEASE PRO FORMA HISTORICAL FINANCIAL INFORMATION AND AUDITED HISTORICAL FINANCIAL INFORMATION

The following table sets out the pro forma adjustments made to EBITDA as extracted from the audited statements of financial performance of Lend Lease for the years ended 30 June 2003 and 2004:

	EBITDA 2003 ($m)	EBITDA 2004 ($m)
Reported EBITDA (excluding one off items)[1]	**474**	**407**
Pro forma adjustments made:		
EBITDA from discontinued operations	(115)	(23)
EBITDA from IBMGSA	(15)	(2)
Pro Forma EBITDA	**344**	**382**

(1) Excludes the write down of the REI businesses in the year ended 30 June 2003, the profit on sale of IBMGSA and the impact of exiting the REI businesses in the year ended 30 June 2004.

Discontinued operations relate to the EBITDA from REI businesses, principally in the US of $115 million for the year ended 30 June 2003 and $23 million for the year ended 30 June 2004.

Lend Lease sold its holding in IBMGSA during the year ended 30 June 2004. An adjustment has been made to exclude EBITDA relating to income from this investment of $15 million for the year ended 30 June 2003 and $2 million for the year ended 30 June 2004.

There were no adjustments made to the audited statements of financial performance of GPT except that the GPT financial information was converted from a 31 December year end to a 30 June year end to be consistent with Lend Lease.

4.10 STAND ALONE PRO FORMA HISTORICAL AND CONSOLIDATED PRO FORMA STATEMENTS OF FINANCIAL POSITION

(a) Basis of Preparation of the Pro Forma Statement of Financial Position

The Lend Lease stand alone statement of financial position as at 30 June 2004 has been extracted from the audited financial statements without adjustment.

The GPT stand alone audited statement of financial position as at 30 June 2004 has been adjusted to arrive at the pro forma stand alone statement of financial position by including the $225 million acquisition of P&O Resorts in July 2004. This acquisition is assumed to have occurred on 30 June 2004 and been wholly debt funded. The effect of this adjustment is to present a more accurate reflection of GPT's assets and liabilities.

The consolidated pro forma statement of financial position as at 30 June 2004 has been prepared on the assumption that the Merger had occurred on 30 June 2004. The adjustments made to the Lend Lease and GPT stand alone statements of financial position include the following:

- Lend Lease's $207 million investment in King of Prussia is reclassified from other investments to investment properties. In addition, an increment of $125 million is recognised reflecting the asset's fair market value, as assessed by independent valuers;
- the Rouse Hill and Twin Waters joint venture operations are reclassified to wholly owned projects;
- the write off of Lend Lease's future income tax benefit attributable to tax losses of $30 million that may not be available as a result of the Merger;
- the write off of the capitalised value of Lend Lease's management rights for GPT of $45 million;
- the elimination of payables and receivables between Lend Lease and GPT of $32 million;
- assumed reduction in cash of $1,083 million and raising of $752 million in new debt as a result of the following Merger implementation steps:
  - a special dividend of $95 million paid to Lend Lease Shareholders and a distribution of capital of $12.75 million paid to GPT Unitholders;
  - an aggregate of $1,311 million used to redeem GPT Units under the GPT Cash-Out Option and pay the Special Distribution to GPT Unitholders, calculated as described in section 9.1(d);
  - Lend Lease share buy-back of $405 million, comprising $17 million in on-market buy-backs completed between 1 July 2004 and 30 July 2004 and a $388 million Off-Market Buy-Back at the time of the Merger;
  - costs of the Merger of $68 million; and
  - the assumed sale of Lend Lease's existing 17.3 million units in GPT at the time of the Merger; and
- recognition of goodwill on consolidation as described below.

Accounting for Goodwill

The Merger constitutes an agreement between the Lend Lease Shareholders and GPT Unitholders to jointly become the owners of the Merged Group. Accounting standards require the Merger to be accounted for as an in-substance acquisition, with Lend Lease deemed to be the acquirer.

In accordance with acquisition accounting principles, goodwill is measured as the excess of Lend Lease's cost of acquisition for its 18.7% direct interest in Unstapled Units, over the net fair value of GPT's net assets as at the date of the Merger.

For the purposes of the pro forma consolidated statement of financial position as at 30 June 2004, the cost of acquisition of $1,379 million, comprises the acquisition of the Unstapled Units for $1,311 million and the estimated Merger implementation costs of $68 million.

For the purposes of calculating goodwill in the consolidated pro forma statement of financial position, the net fair value of GPT's net assets is deemed to equate to their book value of $5,524 million as recorded in the 30 June 2004 audited statement of financial position. On this basis, the net fair value of Lend Lease's assumed 18.7% interest in GPT's net assets is $1,033 million, resulting in goodwill of $346 million.

The actual amount of goodwill to be recorded at the date of the Merger will be determined based on an assessment of the fair value of the cost of acquisition and Lend Lease's actual ownership interest in the net fair value of GPT's net assets at that date. Until the introduction of IFRS, goodwill on acquisition is required to be amortised over the expected period of future benefits, not to exceed 20 years.

There is uncertainty regarding the accounting for stapling transactions under IFRS. The International Accounting Standards Board has an ongoing project on the accounting for business combinations and it is likely that the accounting for stapling transactions will be clarified prior to Lend Lease's adoption of IFRS. The application and interpretation of any new guidance on stapling transactions may materially impact the amount of goodwill recognised in respect of the Merger.

(b) Statements of Financial Position

The table below sets out the pro forma GPT stand alone statement of financial position, actual Lend Lease stand alone statement of financial position and the consolidated pro forma statement of financial position of the Merged Group as at 30 June 2004.

	Pro Forma GPT Stand Alone	Actual Lend Lease Stand Alone	Consolidated Pro Forma
	30 June 2004 ($m)	30 June 2004 ($m)	30 June 2004 ($m)
Current assets			
Cash	53	1,380	350
Receivables	49	1,573	1,573
Inventories	–	380	380
Other investments	12	122	134
Total current assets	**114**	**3,455**	**2,437**
Non-current assets			
Equity accounted investments	9	113	113
Investment properties	7,984	–	8,316
Other investments	–	889	625
Inventories	–	1,316	1,316
Goodwill	–	634	980
Other intangibles	–	60	15
Other	100	664	731
Total non-current assets	**8,093**	**3,676**	**12,096**
Total assets	**8,207**	**7,131**	**14,533**
Current liabilities			
Creditors	149	2,520	2,620
Interest bearing liabilities	1,170	385	2,308
Other	111	423	534
Total current liabilities	**1,430**	**3,328**	**5,462**
Non current liabilities			
Interest bearing liabilities	1,253	719	1,971
Provisions	–	190	190
Other	–	58	58
Total non-current liabilities	**1,253**	**967**	**2,219**
Total liabilities	**2,683**	**4,295**	**7,681**
Net assets	**5,524**	**2,836**	**6,852**
Equity			
Contributed equity	4,599	834	711
Reserves	918	72	196
Retained earnings	7	1,916	1,448
Outside equity interests – Stapled Security holders[1]	–	–	4,491
– Other	–	14	6
Total equity	**5,524**	**2,836**	**6,852**
Gearing:			
Net debt to total tangible assets (excluding cash)	29.1%	N/A	29.8%
Total debt to total tangible assets	29.5%	17.2%	31.6%

(1) Outside equity interests attributable to Stapled Security holders represent the 81.3% interest in GPT not owned by Lend Lease.

(c) Notes to the Statements of Financial Position

Contingent Liabilities

Lend Lease and GPT are subject to a number of legal claims and exposures which arise from the normal course of business. There is significant uncertainty as to whether a future liability will arise in respect of these items. The amount of liability, if any, which may arise, cannot be measured reliably at this time. The Lend Lease and GPT Directors are of the opinion that all known liabilities have been brought to account and that adequate provision has been made for any anticipated losses.

In certain circumstances, Lend Lease guarantees the due performance of particular Lend Lease entities in respect of their obligations. This includes bonding and bank guarantee facilities utilised primarily by the Project and Construction Management businesses. These guarantees are provided in respect of activities that are in the ordinary course of business and any known losses in respect of the relevant contracts have been brought to account.

Lend Lease provides financial guarantees on credit facilities of certain entities.

In connection with the sale of the discontinued REI businesses, Lend Lease has provided representations and warranties which include as to ownership, authority, compliance with relevant laws, disclosure of material issues and accuracy and completeness of information provided. Warranties have also been given in relation to payment of taxes and compliance with taxation laws. The amount of liability arising from these representations and warranties, if any, cannot be measured reliably at this time.

The Australian Taxation Office (ATO) is continuing to consider a matter arising from the audit of Lend Lease and certain of its Australian subsidiaries. From time to time issues have been raised by the ATO in respect of its audit and discussions occur regarding such matters.

In November 2002 pursuant to the audit, the ATO issued an amended assessment in connection with the 1996 forward sale agreement for Westpac Banking Corporation Shares.

Included in Lend Lease's other assets is an amount of $95 million which was paid during the financial year ended 30 June 2003 to the ATO in relation to the amended assessment. Lend Lease is disputing the assessment which is now at the stage of appeal to the Federal Court of Australia. Lend Lease continues to regard its tax treatment of the transaction as proper and remains confident of a successful legal challenge and that the amounts under the amended assessment will not be charged to the statement of financial performance. If there is an impact to the statement of financial performance, it is likely that Lend Lease would pay a dividend from retained earnings equal to the amount of any such future charge.

On 10 September 2004, proceedings were filed on behalf of a class including 14 individuals who worked on or near the World Trade Center site against a number of parties involved in the World Trade Center site clean up, including BLL. Three were employees of the City of New York and 11 were employees of Con-Edison, a regulated utility that provides power in New York city. No employee of or any contractor engaged by BLL is currently a plaintiff in this action. These proceedings allege possible health issues that may have arisen from the work practices employed at the site. BLL believes it has fully complied with its obligations to its workers, and it also has the benefit of insurance cover provided through the City of New York and funded by the US Government. Under this policy, approximately US$1 billion will be provided to cover claims arising out of the debris removal activities at the World Trade Center site. No liability has been raised in respect of this matter.

Additional risk factors which may lead to future liability for the Merged Group are described in section 4.17.

Commitments

The following table sets out the commitments of GPT, Lend Lease and the Merged Group as at 30 June 2004.

	Actual GPT Stand Alone	Actual Lend Lease Stand Alone	Consolidated Pro Forma
	30 June 2004 ($m)	30 June 2004 ($m)	30 June 2004 ($m)
Operating Leases			
Estimated aggregate amount of operating lease expenditure agreed or contracted but not provided for in the financial statements:			
Land and buildings – self occupied	4	260	264
Plant and equipment	–	27	27
	4	**287**	**291**
Due within 1 year	–	53	53
Due between 1 and 5 years	1	127	128
Due later than 5 years	3	107	110
	4	**287**	**291**
Capital Expenditure			
At balance date, the aggregate amount of capital expenditure contracted but not provided for in the financial statements:			
Due within 1 year	333	2	335
Due between 1 and 5 years	144	–	144
	477	**2**	**479**
Investments			
At balance date, capital commitments existed in respect of interests in partnerships, investments or joint ventures contracted but not provided for in the financial statements:			
Due within 1 year:			
Lend Lease International Distressed Debt Fund	–	106[1]	106
Public Private Partnerships	–	48	48
Sunshine Plaza	5	–	5
Lend Lease Real Estate Partners II	–	9	9
Other	–	9	9
Due between 1 and 5 years			
Public Private Partnerships	–	19	19
Sunshine Plaza	9	–	9
Total	**14**	**191**	**205**

(1) This commitment expires by 31 December 2004. This amount may only be called to the extent the manager identifies suitable investments.

(d) Market Value of Lend Lease's Retail Assets

Lend Lease holds direct and indirect ownership interests in a number of retail properties in the UK, US and Singapore. These interests are currently carried at cost in Lend Lease's statement of financial position. The independent valuations and book values are summarised below:

	Independent Valuation[1]	Book Value at 30 June 2004	Premium to Book Value
	($m)	($m)	($m)
Bluewater (30%)	1,247[2]	582	665
King of Prussia (50%)[3]	332	207	125
Overgate (30.7%)[4]	110	103	7
Retail Partnership (1% Bluewater & 4% Touchwood)[4]	64	50	14
APIC II (Singapore portfolio) (18%)[4]	51	39	12
	1,804	**981**	**823**

(1) As at 30 June 2004.

(2) Gross value based on independent valuation. If the interest is sold in the short term, the net value realised would be reduced by approximately $278 million as a result of the call option and profit share described below. Bluewater is classified as inventory and recorded at cost in the pro forma consolidated statement of financial position.

(3) Classified as investment property and recorded at market value in the pro forma consolidated statements of financial position.

(4) Classified as other investments and recorded at cost in the pro forma consolidated statement of financial position.

Following the Merger, the Merged Group may carry its investment properties at market value rather than cost. The book value of the properties may be recorded at current valuations and it would then also be necessary to recognise as a liability a provision for deferred tax, which is generally equal to the unrealised gain multiplied by the relevant tax rate.

The carrying value of Lend Lease's 30% direct interest in Bluewater will depend upon Lend Lease's future intentions for this asset. At present, the Bluewater direct interest is treated by Lend Lease as property held for sale and hence treated as non-current inventory. If Lend Lease decides to exercise one of its call options under the Bluewater lease financing (which fall in 2005, 2009 and 2011), then a third party has a pre-emption right to acquire a further 15% interest at pre-determined yields which would be at an approximate $150 million discount to the independent valuation for the 15% interest at 30 June 2004. On sale of its Bluewater interest, Lend Lease would also likely trigger a profit share obligation to the original landowner of $128 million and tax on the realised net gain.

Should Lend Lease change its current intention in the future and decide to hold its Bluewater interest as a long term investment asset, Lend Lease believes the call option and profit share arrangements would not be triggered. However, if there were a change of intent, Lend Lease may be liable for tax on the unrealised gain, payable at the time of the change of intent. The tax that may be payable on the unrealised gain if such a change of intent had occurred at 30 June 2004 is estimated to be in the range of $150 million to $160 million before a tax deduction which may be available for the profit share obligation described above. If there was a change of intent and tax payment made, Lend Lease's cost base for tax purposes would also be restated to the market value at that time and no provision for deferred income tax would arise on the unrealised gain. Additionally, no tax expense would arise on the tax payment, as it would be offset by the asset revaluation. At the date of this Explanatory Memorandum, Lend Lease has not made any decision to change its current intention of holding its Bluewater interest for sale.

4.11 CONSOLIDATED PRO FORMA HISTORICAL STATEMENTS OF CASH FLOWS FOR THE MERGED GROUP

(a) Basis of Preparation of Consolidated Pro Forma Historical Statements of Cash Flows

The consolidated pro forma historical statements of cash flows of the Merged Group for the years ended 30 June 2003 and 30 June 2004 are based on the audited consolidated cash flows of GPT and Lend Lease adjusted to exclude any cash flows related to interest, tax, discontinued operations and the elimination of the inter-entity transactions and are set out below:

	Consolidated Pro Forma Historical	
	2003 ($m)	2004 ($m)
Net cash provided by operating activities	**666**	**837**
Cash flows from investing activities		
Payments for investments	(778)	(860)
Proceeds on disposal of investments	276	152
Other	182	(280)
Net cash used in investing activities	**(320)**	**(988)**
Cash flows from financing activities		
Proceeds from borrowings/unit issues	1,488	821
Repayments of borrowings	(1,210)	(26)
Payments for share buy-backs	(15)	(405)
Dividends/distributions paid	(364)	(580)
Other	(3)	2
Net cash used in financing activities	**(104)**	**(188)**
Other cash flow items	(20)	(14)
Net increase/(decrease) in cash	**222**	**(353)**

The Merged Group consolidated pro forma historical statements of cash flows assume that the Merger was effective from 1 July 2002. No allowance has been made for the forecast annualised cost savings of $60 million after tax in the consolidated pro forma historical statements of cash flows.

(b) Cash Management

Existing finance facilities and cash reserves are considered by Lend Lease to be sufficient to complete the Merger. Existing finance facilities, cash reserves and forecast cash generated from the operations of the Merged Group are considered by GPT and Lend Lease to be sufficient to meet the anticipated cash flow needs of the Merged Group during the forecast period. Lend Lease fully expects to be able to refinance its existing finance facilities by their maturity dates on reasonable commercial terms.

At completion of the Merger, payments of approximately $2.0 billion will be made by GPT and Lend Lease. It is expected that these payments will be funded from a combination of:

- Lend Lease's and GPT's cash reserves. The combined cash reserves totalled $1,433 million at 30 June 2004, however, some of that cash is required for funding normal working capital requirements of the businesses; and
- Undrawn existing finance facilities in Lend Lease.

If the Merged Group identifies suitable acquisitions which have not been taken into account in preparing the Consolidated Pro Forma Forecast, it will consider appropriate levels of debt and equity funding on a case-by-case basis having regard to its long term target gearing ratio.

(c) Gearing, Interest Rate and Foreign Exchange Management

Gearing

The pro forma gearing of the Merged Group at 30 June 2004 was 29.8% (on a net debt to total tangible assets excluding cash basis) and 31.6% (on a total debt to total tangible assets basis). It is the Merged Group's current intention to target a gearing ratio based on total debt within the range of 25% to 35%.

The pro forma total tangible asset balance for the Merged Group includes a number of Lend Lease retail properties recorded at their book values as at 30 June 2004. If the pro forma total tangible asset balance at 30 June 2004 is adjusted to include the market value of Lend Lease's retail property interests (as described in section 4.10(d)), the pro forma gearing ratio would be 29.2% (on a net debt to total tangible assets excluding cash basis) and 30.9% (on a gross debt to total tangible assets basis).

As part of the Merger, the Merged Group will adopt new financing arrangements to guarantee the majority of the Merged Group's expected future borrowings. It is proposed that these borrowings will be supported by group guarantees described in section 4.13.

The Merged Group's debt facilities are subject to conditions precedent that are considered by Lend Lease and GPT to be standard for each type of facility. The Merged Group expects to be able to satisfy these conditions precedent following the Merger and be able to refinance its borrowings by their maturity dates.

Lend Lease holds a number of investments in jointly owned undertakings involved in property ownership, development, management and construction. Some of these jointly owned undertakings have non-recourse borrowings at the project level.

Debt Maturity

Lend Lease's and GPT's existing debt comprises primarily a mixture of bank loans and capital market issuances. The maturity profile of the combined debt of Lend Lease and GPT is summarised below:

Maturity (at 30 June 2004)	Amount ($m)
Due within 1 year	2,308
Due 1 to 5 years	1,477
Due 6 to 10 years	369
Due after 10 years	125
Total	**4,279**

A portion of the Merged Group's short term (due within one year) debt will be refinanced through longer term borrowings within the first 12 months after the Merger.

The Merged Group anticipates that its future debt refinancing requirements will be satisfied through capital markets issuance and existing and new bank facilities. The mix of bank and capital market facilities will be determined by management taking into account market conditions at the time of refinancing.

Interest Rate Management

The Merged Group will be exposed to interest rate fluctuations from borrowings denominated predominantly in A$, US$ and GBP. GPT and Lend Lease enter into fixed rate borrowings, interest rate swap agreements and interest rate options (both bought and sold) to manage their interest rate exposures and to hedge a portion of their underlying exposures against interest rate fluctuations.

The following table is the target fixed rate profile that the Merged Group intends to put in place:

Year Ending 30 June	% of Forecast Debt
2005	70 – 90%
2006	60 – 80%
2007	40 – 70%

It is anticipated that at least 75% of known interest rate exposures will be hedged for the two year period ending 30 June 2006.

Refer also to the interest rate assumptions underlying the forecasts for the year ending 30 June 2005 in sections 4.3(c), 4.4(c) and 4.5(c).

Foreign Exchange Management

The Merged Group will derive foreign currency denominated earnings from Lend Lease's non-Australian businesses. GPT currently has no offshore earnings and therefore has no direct exposure to foreign exchange rate fluctuations. Lend Lease will use natural hedging, where possible, to minimise exchange rate fluctuations on the Merged Group's net assets. Remaining net assets will be hedged at the discretion of management based on board approved hedging policies.

Lend Lease uses forward foreign exchange contracts to hedge a proportion of the anticipated major foreign currency denominated earnings according to the following hedging bands. This hedging results in the foreign exchange rate applied to foreign currency denominated earnings in any one year being a blend of forward foreign exchange rates over the previous three year period.

	Year ending 30 June 2005		Year ending 30 June 2006		Year ending 30 June 2007	
	Hedged Range	Average Rate of Underlying Hedge Contracts	Hedged Range	Average Rate of Underlying Hedge Contracts	Hedged Range	Average Rate of Underlying Hedge Contracts
Foreign Currency						
US dollars	60 – 100%	0.58	40 – 70%	0.66	10 – 40%	0.66
Pounds Sterling	60 – 100%	0.38	40 – 70%	0.38	10 – 40%	0.38
Euro	60 – 100%	0.57	40 – 70%	0.55	10 – 40%	0.54

4.12 CREDIT RATING

Lend Lease currently has a credit rating of BBB/A-2 from Standard & Poor's.

GPT currently has a credit rating of A+/A-1 from Standard & Poor's.

Following the announcement of the proposed Merger, Standard & Poor's placed Lend Lease's rating on CreditWatch with positive implications and GPT's rating on CreditWatch with negative implications. Standard & Poor's has indicated that it expects the long term rating for the Merged Group to be either 'A-' or 'A'. Standard & Poor's will update the CreditWatch placements once it determines a definitive expected rating outcome on the Merged Group.

4.13 GROUP GUARANTEES

After implementation of the proposed Merger, Lend Lease and GPT will be required to provide each other and each other's controlled entities with financial support in accordance with the Stapling Deed (refer to section 11.8(b)).

It is intended that the financial support will initially include a guarantee from each of Lend Lease and GPT of all substantial financial indebtedness of the Merged Group which is incurred by the Merged Group after the implementation of the Merger.

The guarantees given by Lend Lease and GPT may also be extended to cover all substantial financial indebtedness of the Merged Group which is outstanding prior to implementation of the Merger.

Certain other performance related obligations of the Merged Group (whether incurred before or after the implementation of the Merger) may also be covered by the Lend Lease and GPT guarantees.

4.14 DISTRIBUTION POLICY

(a) Special Distributions Associated with the Merger

At completion of the Merger, the following special distributions or dividends will be paid:

- GPT Unitholders will receive distributions from capital of:
  - $3.5 million (0.2 cents per GPT Unit) representing the payment by Lend Lease of an amount equivalent to the performance fee payable in respect of the six months ended 30 June 2004. This distribution is included in the 9.6 cents per GPT Unit distribution for the period from 1 July 2004 to 30 November 2004;
  - $12 million (0.6 cents per GPT Unit) special distribution from capital in respect of GPT's estimated Merger costs of $12 million. This distribution is included in the 9.6 cents per GPT Unit distribution for the period from 1 July 2004 to 30 November 2004;
  - a further $12.75 million (0.6 cents per GPT Unit) special distribution from capital; and
  - up to $1,311 million (up to 65 cents per GPT Unit) special distribution from capital depending on the level of utilisation of the GPT Cash-Out Option; and
- Lend Lease Shareholders will receive a fully franked special dividend of 23.8 cents per Lend Lease Share (aggregate $95 million).

(b) Pre-Merger Period

For the period from 1 July 2004 to 30 November 2004, each of Lend Lease and GPT will pay their investors a dividend or distribution based on 100% of the estimated stand alone net profit after tax and before goodwill amortisation and Merger costs in the case of Lend Lease and net profit before Merger costs in the case of GPT. This will give rise to:

- an unfranked dividend of 32.4 cents per Lend Lease Share; and
- a distribution of 9.6 cents per GPT Unit, payable as a regular September quarter distribution of 5.5 cents per GPT Unit in November and a final pre-Merger distribution of 4.1 cents at the time of implementation of the Merger. This distribution includes an amount of 0.2 cents per GPT Unit representing the payment by Lend Lease of an amount equivalent to the $3.5 million performance fee in respect of the six months ended 30 June 2004 and an amount of 0.6 cents per GPT Unit as a capital distribution in respect of GPT's estimated Merger costs of $12 million.

If actual Distributable Earnings for GPT or Lend Lease for the five months to 30 November 2004 differ from the estimated amount for this period, GPT Unitholders and Lend Lease Shareholders will still receive the 9.6 cents per GPT Unit distribution and 32.4 cents per Lend Lease Share dividend respectively. If necessary, this will be achieved by paying part of the distribution from capital or dividend from retained earnings.

For the period from 1 December 2004 to 30 June 2005, the Merged Group intends to distribute the Distributable Earnings for that period after deducting any amount in excess of Distributable Earnings paid for the five months to 30 November 2004 from capital or retained earnings.

(c) Post-Merger Period

For the period from 1 December 2004 to 30 June 2005, the Merged Group will pay a pro rata distribution based on its post-Merger distribution policy for the pro forma earnings for the year ending 30 June 2005. The post-Merger distribution policy is to pay out up to 100% of the pro forma Distributable Earnings. The forecast distributions in respect of the period from 1 December 2004 to 30 June 2005 are 47.5 cents per Stapled Security, representing 100% of Distributable Earnings for the period.

The forecast actual and pro forma annual distributions per equivalent Lend Lease Share and GPT Unit in respect of the year ending 30 June 2005 are summarised below:

Cents per Security	Special Dividends/ Distributions	Forecast Actual Distributions: Pre-Merger Period	Forecast Actual Distributions: Post-Merger Period	Forecast Actual Distributions: Total	Pro forma Annualised Distributable Earnings[1]
Per Equivalent Lend Lease Share					
– Actual[4]	23.8	32.4	47.5	79.9	81.4[2]
– Assuming reinvestment of special dividend[3]	N/A	32.4	48.6	81.0	83.2
Per Equivalent GPT Unit					
– Actual	Up to 65.6	9.6[4]	12.5	22.1	21.4
– Assuming reinvestment of special distribution[3]	N/A	9.6[4]	15.4	25.0	26.4

(1) Assuming the Merger had occurred on 1 July 2004.

(2) Distribution per Stapled Security based on pro forma earnings as if the Merger was implemented on 1 July 2004 and assuming that the $388 million Off-Market Buy-Back is completed in full and 32.3 million Lend Lease Shares are bought back at an illustrative price of $12 per Lend Lease Share. The total value of Lend Lease Shares bought back under the Off-Market Buy-Back (if any) and the Buy-Back Price may differ from these values.

(3) Assuming the special dividend of 23.8 cents per Lend Lease Share and special distribution (excluding pre-Merger period amounts) of 65.6 cents per GPT Unit (assuming the GPT Cash-Out Option is not used) are reinvested based on the GPT Cash-Out Option price of $3.48 and the Merger terms.

(4) The GPT pre-Merger distribution will be paid as a September 2004 quarter distribution on 22 November and a further pre-Merger distribution for the period from 1 October 2004 to 30 November 2004.

Distributions per Stapled Security will comprise a dividend on the underlying Lend Lease Share (which is expected to be partly franked from the year commencing 1 July 2005) and a distribution on the underlying GPT Unit (which is expected to be partly tax deferred for those GPT Unitholders with a cost base in their units exceeding the tax deferred component). Distributions will be paid quarterly no later than two months after the end of each quarter, except for the distribution for the period from 1 December 2004 to 31 December 2004, which will be included in the March 2005 quarter distribution.

For the years ending 30 June 2006 and 2007, the Merged Group intends to target growth in distributions per Stapled Security of 7% per annum. This intended target is based on:

- an assumed continuation of the compound average earnings per unit growth rate achieved by GPT for the three years ended 31 December 2003 (excluding the impact of the change to the responsible entity's fee structure), and forecast earnings per unit growth rate for GPT for the year ending 30 June 2005, of around 3% per annum; and
- Lend Lease management's targets and business planning processes (based on various assumptions) for the balance of the businesses of the Merged Group for the years ending 30 June 2006 and 2007, prepared having regard to the strategies outlined in sections 1.4 and 3.1,

together with the incentives for achievement of these goals by management, as referred to below.

Assumptions used in setting the above targets and business plans (which are not forecasts) include:

- potential for growth in GPM for BLL assuming expected maintenance of UK market position and profit flows (including development profits) from certain UK developments (such as Chapelfield) together with planned PFI hospital contracts (in which BLL UK has had a strong market presence), and maintenance of market share in the US where there is projected increase in construction activity, particularly in the New York market, but recognising that construction contracts are generally awarded on a short term basis, and a return to profitability for BLL in Australia to pre-existing levels following completion of several loss-making contracts.
- potential for award of various planned US Government projects in the military housing sector (in which Actus Lend Lease has historically demonstrated its capabilities);
- continued strong performance of Delfin Lend Lease and anticipated profit contribution from LLD having regard to projects currently secured and anticipated sales;
- none of the sensitivities outlined in section 4.8 or risk factors outlined in section 4.17 eventuating in such a way as to materially adversely affect the Merged Group's financial performance; and
- the capacity to source distributions from retained earnings of Lend Lease if necessary.

One of the benefits of the Merger is the increased potential for higher distributions than GPT would be likely to achieve as a stand alone entity. However, as a result of the Merged Group having a different risk profile and, potentially, more volatile earnings than GPT by itself, there can be no certainty that the target growth will be achieved. A large number of factors will determine the Merged Group's actual financial performance in the years ending 30 June 2006 and 2007. Those factors could affect the actual results positively or negatively and are explained in some detail in sections 2.4, 4.8 and 4.17. Some of those factors are within management's control and some are not. The Merged Group intends that management incentive plans will be linked to achieving at least 7% per annum growth in Distributable Earnings per Stapled Security for the years ending 30 June 2006 and 2007.

If growth in Distributable Earnings per Stapled Security exceeds 7% in any year, it is possible that the payout ratio will be less than 100% of Distributable Earnings. If growth in Distributable Earnings per Stapled Security falls short of 7%, it is possible that distribution growth of 7% could nevertheless be maintained by sourcing some or all of the proposed distribution from retained earnings of Lend Lease or from capital of GPT.

Statements of intent as to targeted growth in distributions are not forecasts of future growth in distributions and should not be relied upon as such. Achievement of the targeted growth in distributions is subject to there being no material adverse change in the business and economic environment and the markets in which the Merged Group operates, and having regard to the other sensitivities and risk factors set out in sections 4.8 and 4.17 and there can be no certainty that the target growth will be achieved.

The actual level of future distributions and any applicable franking or tax deferred component will be determined by the directors of the Merged Group and will depend on a number of factors, including the future level of Distributable Earnings compiled under IFRS, cash resources and the financial position of the Merged Group, future funding requirements, capital management initiatives and any other factors which the directors of the Merged Group consider relevant.

As described in section 4.15, following the introduction of IFRS from 1 July 2005, the Merged Group's reported earnings may be positively or adversely impacted by items that will be required to be recognised in the statement of financial performance including:

- unrealised movements in the fair value of investment assets and related deferred tax charges on properties owned by Lend Lease;
- movements in surpluses/deficits of defined benefit superannuation schemes; and
- unrealised movements in the value of derivative instruments.

The Merged Group intends to exclude the effect of such unrealised movements in determining its Distributable Earnings.

On a stand alone basis, Lend Lease undertakes design, development and construction activities for GPT as well as other parties. The profits earned from these activities are reflected as income in the Lend Lease statements of financial performance. On consolidation of the Merged Group, profits earned by Lend Lease from GPT will be eliminated, which will result in a lower cost for the relevant investment property in the consolidated statements of financial position and therefore, other things being equal, potential for higher revaluation when the relevant assets are next revalued. Under the Merged Group's distribution policy, these development profits are included in Distributable Earnings.

GPT will fund the redemption of units under the GPT Cash-Out Option and payment of the Special Distribution (described in section 9.1(d)) under the Merger by Lend Lease subscribing for $1,311 million of new units in GPT. The Unstapled Units acquired by Lend Lease will not participate in the Merger. Future distributions made by GPT will include distributions to Lend Lease on the Unstapled Units.

Lend Lease will recognise a tax expense in its statements of financial performance equal to the amount of each future distribution on the Unstapled Units multiplied by the corporate tax rate. However, the amount of tax payable in respect of these distributions will be the taxable component of the distribution (currently approximately 55%) multiplied by the corporate tax rate. The payment of tax on these distributions is expected to give rise to franking credits. The difference between the tax expense and the tax payable will represent a provision for deferred tax.

Lend Lease intends to include the full amount of the distributions received from GPT less the cash tax payable in its dividends to Stapled Security holders. The Merged Group distribution policy described above adds back to reported consolidated profits the deferred tax on distributions on the Unstapled Units in determining Distributable Earnings, to reflect the intention to fully flow through to Stapled Security holders the GPT distributions on Unstapled Units less the cash tax paid.

4.15 INTERNATIONAL FINANCIAL REPORTING STANDARDS

(a) Introduction

The Financial Reporting Council has endorsed the adoption of IFRS, as issued by the Australian Accounting Standards Board **(AASB)**, by all Australian reporting entities for reporting periods commencing on or after 1 January 2005.

The financial information presented in this Explanatory Memorandum that is referred to as being presented on an IFRS basis reflects the current interpretation of the standards made law by the AASB on 15 July 2004 and gazetted on 22 July 2004.

As a result, Lend Lease, GPT and the Merged Group will be required to present their financial statements in accordance with IFRS, as issued by the AASB, for the financial year commencing 1 July 2005, including the interim financial report for the half year ending 31 December 2005 and the annual financial report for the year ending 30 June 2006.

The comparative financial statements for each of these periods will also be required to be restated using IFRS, as issued by the AASB, except for AASB 132 "Financial Instruments: Disclosure and Presentation" (AASB 132), AASB 139 "Financial Instruments: Recognition and Measurement" (AASB 139) and AASB 4 "Insurance Contracts" (AASB 4). In order to restate the comparative information, retained earnings at 1 July 2004 will be adjusted to include the changes necessary to transition to IFRS, except for changes relating to AASB 132, AASB 139 and AASB 4 which will be adjusted in retained earnings at 1 July 2005. This will impact the timing of implementation of the accounting for hedging and co-investments (see section 4.15(c)).

IFRS and their related interpretation may change between the issue date of this Explanatory Memorandum and the issuance of the Merged Group's first set of IFRS financial statements (half year accounts to 31 December 2005). The regulatory bodies that promulgate Australian GAAP and IFRS have significant ongoing projects that could affect the differences between Australian GAAP and IFRS described in section 4.15(e) and the impact of these differences relative to the Merged Group's forecast results for the year ending 30 June 2005 may vary materially. Accordingly, there can be no assurances provided that the financial information as disclosed in this Explanatory Memorandum would not be materially different in accordance with changes to IFRS.

The conversion to IFRS is likely to result in an increased volatility in reported future earnings. This is due to a significant shift in accounting standards, which previously required most balance sheet items to be held at cost (and some items either systematically depreciated or amortised), to items being held at fair value with revaluation increments and decrements booked through the statements of financial position (versus asset revaluation reserve). This change is not unique to Lend Lease, GPT or the Merged Group.

(b) Reconciliation of Key Items – Australian GAAP to IFRS

Sections 4.15(c) and 4.15(d) provide a reconciliation of the pro forma consolidated net assets of the Merged Group as at 30 June 2004, and the pro forma consolidated profit after tax of the Merged Group for the year ending 30 June 2005 from Australian GAAP to IFRS respectively.

(c) Reconciliation of 30 June 2004 Consolidated Pro Forma Statement of Financial Position from Australian GAAP to IFRS

	Australian AGAAP to IFRS ($m)
Net assets under Australian GAAP	**6,852**
Net deficit in employer sponsored superannuation and pension schemes[1]	(117)
Movements in deferred tax assets due to the above adjustments	35
Recognition of deferred tax liability[2]	(51)
Net assets under IFRS	**6,719**

(1) IFRS requires the surplus or deficit of employer sponsored defined benefit superannuation or pension schemes to be booked on the employer's balance sheet. Lend Lease's net liability is estimated to be $117 million as at 30 June 2004. This is represented by an estimated deficit in The Bovis UK Pension Scheme of $149 million partly offset by an estimated surplus of $32 million in the Australian Lend Lease Superannuation Fund.

(2) IFRS requires deferred tax to be recognised when there is a difference between the carrying value of an asset or liability and its tax base.

(d) Reconciliation of Consolidated Pro Forma Forecast Statement of Financial Performance for the year ending 30 June 2005 from Australian GAAP to IFRS

	Profit After Tax ($m)
Net profit after tax and minority interests[1] under Australian GAAP	**609**
Goodwill amortisation[2]	60
Profit after tax and minority interests[1] under IFRS	***669***

(1) Minority interests exclude the 81.3% interest in GPT not owned by Lend Lease.

(2) Goodwill is no longer amortised under IFRS but is subject to an annual impairment test. It has been assumed that no impairment of goodwill occurs during the forecast period.

Assumptions

In performing the reconciliation of key items between Australian GAAP and IFRS, the following assumptions have been made:

- entities that adopt the fair value model to measure investment properties are required to recognise revaluation increments and decrements in the statements of financial performance rather than the asset revaluation reserve. It is not possible to quantify a forecast revaluation for the year ending 30 June 2005. The Merged Group will need to recognise deferred tax in respect to the revaluation of properties owned by Lend Lease and Lend Lease's share (based on Lend Lease's ownership interest in Unstapled Units) of GPT's property revaluations. No tax effects are calculated on GPT's property revaluations, as GPT's taxable income is taxed in the hands of GPT Unitholders;
- AASB 132, AASB 139 and AASB 4 have not been applied, as these standards are not applicable until 1 July 2005;
- UIG 53 "Pre-Completion Contracts for the Sale of Residential Development Properties" is retained by the AASB which means that there is no change to Lend Lease's current accounting policy for revenue and profit recognition from the sale of development properties. If UIG 53 is not retained by the AASB, the Merged Group would be required to change its revenue and profit recognition policy from the percentage completion method to the settlements method. This would result in $17 million reduction in profit after tax in the 2004 consolidated pro forma statement of financial performance being deferred to future financial years. The 2005 year result as reported under IFRS would increase by $1.3 million after tax;
- the accounting for PFIs (also known as service concession arrangements) remains unchanged;
- the initial measurement of goodwill on the Merger under IFRS is consistent with Australian Accounting Standards. Refer to section 4.15(e) for further information on the uncertainties regarding accounting for goodwill under IFRS; and
- it is not possible to quantify a forecast profit or loss impact in the year ending 30 June 2005 for the net change in employer sponsored defined benefit superannuation or pension scheme obligations.

(e) Potential Implications of IFRS

The key potential implications of the conversion to IFRS on the Merged Group are summarised below:

Goodwill

Initial impact on retained earnings at 1 July 2004

Lower amortisation expense

Volatility in future results due to potential for impairment

Goodwill acquired in business combinations, such as the acquisition of Bovis, Delfin and GPT, will no longer be amortised, however, will be subject to an annual impairment test.

Impairment will be determined on a discounted basis, with strict tests for determining whether goodwill allocated to the Merged Group's cash-generating units have been impaired. Any impairment will be recognised immediately in the statement of financial performance.

The initial measurement of goodwill arising on the Merger transaction under IFRS is assumed to be consistent with Australian Accounting Standards. Accounting for stapling transactions under IFRS is currently uncertain and it is likely these uncertainties will be clarified prior to Lend Lease's adoption of IFRS. Goodwill recognised on consolidation for this transaction under IFRS may be materially different to the goodwill calculated under Australian Accounting Standards.

Investment Properties

Initial impact on retained earnings at 1 July 2004

Volatility in future earnings

IFRS permits one of the following methods to be applied to the Merged Group's investment property portfolio:

(i) measurement at fair value with subsequent changes in fair value recorded in the statement of financial performance; or

(ii) measurement at cost depreciated over the useful life.

The Merged Group's elected method is likely to be the fair value method.

Lease Incentives

Initial impact on retained earnings at 1 July 2004

Reduces lease rental income

The Merged Group will recognise the aggregate cost of incentives in the form of cash or lessor owned fitout as a reduction of rental income over the lease term on a straight-line basis unless another systematic basis is representative of the time pattern over which the benefit of the leased asset is diminished. Incentives in the form of lessor owned fitouts will remain capitalised as investment property.

Defined Benefit Plans

Initial impact on retained earnings at 1 July 2004

Volatility in future earnings

Surpluses and deficits in the Lend Lease Superannuation Fund (Australia) and Bovis UK Pension Scheme sponsored by the Merged Group will be recognised in the statements of financial position upon transition.

Movements in the net surplus/deficit of each scheme after transition will be recognised in the statement of financial performance.

Income Tax

Initial impact on retained earnings at 1 July 2004

New tax assets and liabilities recognised

Income tax will be calculated based on the "balance sheet" approach, which recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base.

It is expected that Lend Lease will recognise similar levels of deferred tax assets and liabilities, and, as tax effects follow the treatment of the underlying transaction, some tax effects will be recognised in equity.

Potential Revenue

Initial impact on retained earnings at 1 July 2004

Potential deferral of revenue recognition

Revenue from the sale of goods requires additional conditions to be satisfied before recognition can occur. Revenue recognition is primarily determined by assessing whether the significant risks and rewards of ownership of the asset have transferred and the nature of any continuing involvement with the asset.

This may result in a deferral of revenue recognition on pre-sale residential projects to settlement date rather than the percentage completion method currently adopted under UIG 53 "Pre-completion contracts for the sale of residential development properties".

AASB 1048 "Interpretation and application of standards" currently retains UIG 53 for application in the IFRS environment.

Hedging

Initial impact on retained earnings at 1 July 2005

Volatility in future earnings

New assets and liabilities recognised

Lend Lease currently uses derivative contracts to economically hedge exposures to interest rates and foreign currency. Under current Australian Accounting Standards, all derivative contracts are accounted for as hedges.

Under IFRS, all derivative contracts, whether used for hedging purposes or not, will be required to be carried on the statement of financial position at fair value.

Derivative contracts that do not qualify for hedge accounting will be required to have recognised any subsequent changes in fair value in the statement of financial performance. In order to qualify for hedge accounting strict requirements over hedge designation, documentation and effectiveness must be satisfied. Derivative contracts that qualify for hedge accounting will be accounted for as cash flow or fair value hedges.

Cash flow hedges are measured at fair value with changes in fair value recorded in equity, to the extent that the hedge is deemed effective, until the hedged transaction occurs. Any ineffective portion is recorded in the statement of financial performance immediately.

Fair value hedges are measured at fair value with changes in fair value recorded in the statement of financial performance. Any offsetting changes in fair value of the designated hedged item are also recorded in the statement of financial performance.

Co-Investments *Initial impact on retained earnings at 1 July 2005.* *Potential Volatility in future earnings*	Co-investments will be recognised at fair value with subsequent changes in fair value recorded in equity (revaluation reserve). Currently equity investments are carried at the lower of cost or recoverable amount. This change will impact the company's co-investments in real estate funds, which will be carried on the statement of financial position at fair value with changes in fair value recorded in equity.
Equity Based Compensation	Lend Lease currently has a policy of expensing all employee compensation to the statement of financial performance but the method of expensing may change, with the fair value of share-based payments to be included and expensed over the period the employee provides the related service under IFRS. The treatment of Lend Lease's employee share plans will also be reviewed in context of the IFRS requirements on consolidation.
The Effects of Changes in Foreign Exchange Rates *Initial impact on retained earnings at 1 July 2004* *Potential volatility in future earnings*	Foreign operations were previously classified as either self-sustaining or integrated operations. These are replaced with the concept of an entity's functional currency. This is the currency in which the entity operates and determines pricing decisions. The Merged Group's functional currency and presentation currency will be Australian dollars. Exchange differences arising on a monetary item that form part of an entity's net investment in a foreign operation are recognised in the statement of financial performance of the parent or subsidiary operation as appropriate. In the Merged Group's consolidated financial report, such exchange differences shall be recognised initially in a separate component of equity and recognised in the statement of financial performance on disposal of the net investment. However, under IFRS, where the monetary item is not in the functional currency of the parent or the foreign subsidiary, exchange differences must be recognised in the statement of financial performance of the Merged Group.
Accounting policies	Changes in accounting policies will be recognised by restating comparatives rather than making current year adjustments with note disclosure of prior year effects.
Borrowing costs	IFRS permits one of the following methods to be applied to the Merged Group's borrowing costs: • the benchmark treatment is to expense borrowing costs; and • the permitted alternative treatment is to capitalise borrowing costs in relation to qualifying assets (which is consistent with existing Australian GAAP requirements). The Merged Group's elected method is likely to be to capitalise borrowing costs on qualifying assets.

4.16 ACCOUNTING POLICIES

The significant accounting policies that have been adopted in the preparation of the financial information are outlined below.

Summary of Principal Accounting Policies

(a) Basis of Preparation

The financial information has been prepared under the historical cost convention and, except where stated, does not take into account changing values or fair values of non-current assets except to the extent that property investments have been revalued.

Basis of Consolidation

The Merged Group consolidation comprises all entities controlled by Lend Lease and GPT.

The balances, and effects of transactions, between controlled entities included in the financial information, have been eliminated.

(b) Revenue

Revenue from the sale of development properties is recognised:

- for residential land sales, upon settlement of the sales contract;
- for non-residential land sales, upon exchange of the sales contract where all the conditions under the sales contract have been met or are reasonably likely to be met; and
- for residential and non-residential built-form property development sales, upon exchange of the sales contracts when all conditions under the sales contract have been met or are likely to be met, in accordance with the proportion of the development completed, provided construction work in progress is more than 50% complete.

Revenue from the provision of services is recognised:

- for property construction, based on the value of work performed using the percentage completion method, which is measured by reference to actual costs to date as a percentage of total forecast costs for each contract;
- for property and funds management, capital services, property development, and management fee entitlement as services are rendered; and
- for management of aged care community projects, deferred management fees are recognised on an accruals basis based on an assessment of revenue earned from the management agreements on retirement villages.

Dividends/Distributions

Dividends and distributions are recognised when declared.

Rental Income

Rental income is recognised on an accruals basis.

Proceeds on Sale of Investments

Proceeds on sale of investments are recognised when an unconditional contract is in place.

(c) Profits

Profits are brought to account:

- for property construction, progressively at an amount equivalent to general overheads or an amount equivalent to the value of work performed when the outcome of a contract can be reliably determined. Lend Lease does not consider that the outcome of a construction contract can be reliably determined until it is at least 50% complete;
- for residential land sales upon settlement of the sales contract;
- for non-residential land sales, upon exchange of the sales contract where all the conditions under the sales contract have been met or are likely to be met; and
- for residential and non-residential built-form property development sales, upon exchange of the sales contract when all conditions under the sales contract have been met or are reasonably likely to be met, in accordance with the proportion that the development is completed, provided construction work in progress is more than 50% complete. Where a loss on a contract is foreseeable, the full loss is recognised in the current period.

(d) Taxation

The Merged Group applies the liability method of tax effect accounting whereby tax expense is calculated on the pre-tax profit adjusted for permanent differences. Income tax relating to timing differences arising from items being brought to account in different periods for income tax and accounting purposes is carried forward in the statement of financial position as "Future income tax benefit" or "Provision for deferred income tax". Future income tax benefits relating to income tax losses are only brought to account when their realisation is virtually certain.

Under current Australian tax legislation, GPT is not liable for income tax, provided its taxable income and taxable realised gains are fully distributed to GPT Unitholders each year.

(e) Recoverable Amount of Non Current Assets Valued on a Cost Basis

The carrying amount of non current assets valued on a cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is either provided for or written down to the lower amount. In assessing recoverable amounts of non-current assets, the relevant net cash flows have been discounted to their present value, except where specifically stated.

(f) Investment Properties

GPT's Compliance Plan requires that all trust property investments be valued at intervals of not more than three years and that such valuations be reflected in the financial report of GPT. GPT reviews the carrying value of each property every six months. Independent valuations of the individual investments are carried out each three years in accordance with the Corporations Act and the GPT Constitution, or earlier where there may be a material change in the carrying value of the property. The Merged Group will adopt the same policy for investment properties from the date of the Merger.

A revaluation increment is credited directly to the asset revaluation reserve, unless it is reversing a previous decrement charged as an expense in the statements of financial performance in respect of that same class of assets, in which case the increment is credited to the statements of financial performance.

A revaluation decrement is recognised as an expense in the statements of financial performance, unless it is reversing a revaluation increment previously credited to, and still included in the balance of, the asset revaluation reserve in respect of that same class of assets, in which case it is debited directly to the asset revaluation reserve.

Interests held by GPT in controlled trusts and associated trusts are brought to account at valuation based on the net tangible asset backing at the end of each quarter.

Land and buildings have the function of an investment and are regarded as a composite asset. The applicable Australian Accounting Standards do not require that investment properties be depreciated. Accordingly, the buildings and any component thereof (including plant and equipment) are not depreciated.

Expenses capitalised to properties may include the cost of acquisition, additions, refurbishments, redevelopments, borrowing costs and fees incurred.

(g) Other Investments

Investments are carried at the lower of cost or recoverable amount. The assessment of net recoverable amount of each holding is carried out at least every three years by an independent valuer, with more frequent valuations obtained for large investments held.

The independent valuers determine the recoverable amount of each asset, using valuation methodologies appropriate to the particular nature and circumstances of each asset or class of assets. Such methodologies, where appropriate, include discounting the expected net cash flows to their present value.

(h) Associates

Associates are those entities over which the economic entity exercises significant influence, but not control. Investments in associates are accounted for using the equity method. This method requires the carrying amount of investments in associates to be adjusted by the economic entity's share of the associates' net profit or loss after tax and other movements in reserves. These amounts are recognised in the Merged Group's statement of financial performance and consolidated reserves respectively.

Dividends from associates represent a return of the Merged Group's investment and as such are applied as a reduction to the carrying value of the investment.

(i) Partnerships

Interests in partnerships are accounted for using the equity method. Interests in partnerships are carried at the lower of the equity accounted carrying amount and recoverable amount. The equity accounted carrying amount is the historical cost plus the Merged Group's share of the partnership's result less any drawings or distributions made to the Merged Group. The Merged Group's share of the partnership's result is included in the statements of financial performance for the period.

(j) Joint Venture Entities

A joint venture entity is an entity which has a contractual arrangement whereby two or more parties undertake an economic activity which is subject to joint control.

Investments in joint venture entities are accounted for using the equity method. Investments in joint venture entities are carried at the lower of the equity accounted carrying amount and recoverable amount.

The Merged Group's share of joint venture entities' net profit or loss after tax is recognised in the statement of financial performance for the period. Other movements in joint venture entities' reserves are recognised directly in consolidated reserves.

(k) Inventories

Property held for sale

Property acquired for development and sale in the ordinary course of business is carried at cost to date, including borrowing costs incurred.

The net realisable value of each holding is assessed at each reporting period and a provision for diminution in value is raised by the directors where cost (including costs to complete) exceeds net realisable value.

(l) Foreign Currency

Assets and liabilities of self-sustaining foreign operations and, where applicable, the corresponding forward foreign exchange contract hedges are converted at rates of exchange ruling at reporting date and the resulting foreign currency gains and losses are recorded net of income tax in the foreign currency translation reserve. Other foreign currency translation reserve amounts are transferred to retained earnings when the underlying foreign operation is sold.

All other assets and liabilities denominated in foreign currency, and where applicable the corresponding forward foreign exchange contract hedges, are converted at rates of exchange at reporting date and the resulting foreign currency gains and losses are taken to the statement of financial performance in the period in which they arise.

Forward foreign exchange contracts are entered into to cover the anticipated excess of revenue less expenses within foreign operations. These foreign exchange contracts are converted at the ruling rates of exchange at balance date. The resulting foreign exchange gains and losses are taken to the statement of financial performance for hedge contracts that relate to the current period, or held on the statements of financial position as an asset or liability for hedge contracts that relate to future periods, provided that sufficient excess of revenue over expenses is anticipated to be made by the foreign operations. The effect is to record revenue after expenses from foreign operations at the hedged exchange rate.

(m) Derivatives

Lend Lease and GPT are exposed to changes in interest rates and foreign exchange rates and use interest rate swaps, forward rate agreements, cross currency swaps, options, and forward foreign exchange contracts to hedge these risks.

Derivative financial instruments designated as effective hedges are accounted for on the same basis as the underlying exposure. For example, with respect to a foreign currency denominated asset, any movement in the currency will be reflected in the value of the asset. If this asset is effectively hedged, there will be a corresponding change in the value of the hedging instrument.

Interest payments and receipts under interest rate swap contracts are recognised on an accruals basis in the statement of financial performance as an adjustment to interest expense during the period, or capitalised within inventories when incurred in relation to property acquired for development and sale.

(n) Goodwill

Goodwill represents the excess of the purchase consideration plus incidental acquisition costs over the fair value of the identifiable net assets acquired on the acquisition of a controlled entity, and is amortised on a straight line basis over a period to which the benefits are expected to arise, not exceeding 20 years.

In establishing the fair value of the identifiable net assets acquired, a liability for restructuring costs is only recognised at the date of acquisition where there is a demonstrable commitment and a detailed plan. The liability is only recognised where there is little or no discretion to avoid payments to other parties in settlement of costs of the restructuring and a reliable estimate of the amount of the liability as at the date of acquisition can be made.

The unamortised balance of goodwill is reviewed and where the balance exceeds the value of expected future benefits, the difference is charged to the statement of financial performance.

(o) Borrowing Costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings, and foreign exchange differences net of hedged amounts on borrowings.

Ancillary costs incurred in connection with the arrangement of borrowings are capitalised and amortised over the life of the borrowings.

Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take more than 12 months to prepare for their intended use or sale. In these circumstances, borrowing costs are capitalised to the costs of the assets. Where funds are borrowed specifically for the acquisition or construction of a qualifying asset, the amount of borrowing costs capitalised are those incurred in relation to that borrowing. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average interest rate.

4.17 RISK FACTORS

There are a number of factors which may have an impact on the future performance of Lend Lease and GPT on a stand alone basis and as part of the Merged Group. Investors should be aware that there are a number of risks associated with investing in both property related businesses and stock market listed securities. The future level of income distributions to investors, value of the Merged Group's businesses and assets, and the market value of its Stapled Securities may be influenced by any of these risk factors. While the assumptions made in the preparation of the Consolidated Pro Forma Forecast are considered by the Lend Lease Directors and GPT Directors to be reasonable, there are a number of risks and uncertainties that may affect the achievement of these forecasts, many of which are beyond the control of Lend Lease and GPT and their directors and would impact on the financial performance of the Merged Group and the value of its Stapled Securities. A number of risk factors that may impact the future financial performance of the Merged Group, the industries in which the Merged Group operates, and the price at which Stapled Securities may trade, are summarised below. This does not purport to be an exhaustive list of all the risk factors that may impact the future financial performance of the Merged Group.

(a) General Business Risks

- ***General economic conditions*** – *Changes in prevailing economic* conditions in Australia and other locations where the Merged Group operates will impact (either favourably or unfavourably) on the Merged Group's businesses, and possibly the market price of Stapled Securities. Relevant economic factors will include changes in interest rates and inflation, changes in gross domestic product and economic growth, employment levels and consumer spending, consumer and investment sentiment and property market volatility.
- **Property market** – The Merged Group's earnings will be subject to the prevailing property market conditions in the countries and sectors where the Merged Group operates. Increases in supply (or falls in demand) or adverse changes in prevailing market sentiment in any of the sectors of the property market in which the Merged Group operates or invests may adversely affect earnings. These factors may adversely affect the value of and returns generated from property investments, management and development and construction projects undertaken by the Merged Group from time to time, and may influence the acquisition of sites, the timing and value of sales, and the carrying value of projects and income producing assets. After the Merger, Lend Lease Shareholders will have a greater exposure to the risks and uncertainties associated with investing in and owning commercial property than is currently the case.

- **Land values** – Events may occur from time to time that affect the value of land or development costs which may then impact the financial returns generated from particular property related investments, businesses or projects. For example, unanticipated environmental issues, land resumptions and major infrastructure requirements may impact on future earnings of the Merged Group.

- **Funding** – The property investment and development sector is highly capital intensive. The ability of the Merged Group to raise funds (equity or debt) on acceptable terms will depend on a number of factors including capital market conditions, general economic and political conditions, the Merged Group's performance, and credit availability. Changes in the cost of current and future borrowings and equity raisings may impact the earnings of the Merged Group, and impact the availability of funding for new projects or increase refinancing risks as debt facilities mature.

  The Merged Group accesses and utilises both the bank and debt markets for debt funding. Maintenance of a strong credit rating should provide the Merged Group continued access to both these markets. Any downgrading of the Merged Group's credit rating may increase overall debt funding costs and adversely affect the Merged Group's access to debt funding and the terms on which that funding is offered.

- **Implementation risks in achieving cost savings** – The enhanced earnings and distributions profile for Lend Lease Shareholders and GPT Unitholders if the Merger proceeds is partly dependent on achieving after-tax cost savings described in section 4.5. The Lend Lease Directors and GPT Directors believe that under normal business conditions these cost savings will be achievable following the Merger. However, unforeseen events may alter the expected level of cost savings, adversely impacting the future earnings and distributions of the Merged Group.

- **Exchange rates** – The Merged Group will earn income denominated in many currencies, including AUD, GBP, USD, SGD and EUR. The Merged Group intends to manage the impact of exchange rate movements on its earnings by entering into hedging transactions. This management is conducted by hedging a portion of the Merged Group's anticipated foreign currency earnings over the current and future years.

  The financial performance and asset values of the Merged Group and the earnings available for distribution to Stapled Security holders may be adversely affected to the extent that exchange rate movements are not hedged, or exposures hedged do not eventuate. The financial impact on the Merged Group in these situations would depend on the exchange rate movement that occurs.

- **Regulatory issues and changes in law** – The Merged Group will be subject to the usual business risk that there may be changes in laws that have an adverse impact on financial performance (such as by directly or indirectly reducing income or increasing costs). Depending on the nature of changes, the impact could (but not always) be limited to the value of returns generated from particular property investments or development and construction projects or business units operating in those jurisdictions. For example, there could be changes in retail tenancy laws which limit the recovery of property outgoings and changes or increases in real estate taxes which cannot be recovered as outgoings from tenants or changes in environmental laws that require capital expenditure.

- **Taxation** – Changes in tax law (including in goods and services taxes and stamp duties), or changes in the way taxation laws are interpreted in the various jurisdictions in which the Merged Group operates, may impact the future tax liabilities of the Merged Group. Under current income tax legislation, GPT is generally not liable for Australian income tax, including capital gains tax, provided GPT distributes all of its taxable income. Should the actions or activities of GPT cause the trust to fall within the operative provisions of Division 6B or 6C of the Income Tax Assessment Act 1936, the trust may be taxed on its net income at a rate which is currently equivalent to the corporate income tax rate of 30%. It is the intention of the Lend Lease Directors and GPT Directors that the Merged Group will be managed so that neither Division 6B nor 6C will apply.

- **Litigation and disputes** – Lend Lease and GPT are involved in a number of ongoing court proceedings, arbitration proceedings and disputes, the aggregate value of which cannot be readily or reliably quantified at this time (see further section 4.17(b) below). The financial performance of the Merged Group and value of its Stapled Securities may be adversely affected by these matters depending on their eventual outcomes.

  The Merged Group will also be subject to the usual business risk that disputes or litigation may arise from time to time in the course of its future business activities. There is a risk that material or costly disputes or litigation could affect the financial performance of the Merged Group and the value of its Stapled Securities.

- **Competition** – The Merged Group will face competition from other Australian, Singaporean, US and European property groups and other organisations in the countries that the Merged Group operates. The Merged Group also operates with the threat of new competition entering the market. Competition may lead to an oversupply through overdevelopment, or to prices for existing properties or services being impacted by competing bids. The existence of such competition may have an adverse impact on the Merged Group's ability to secure tenants for its properties at satisfactory rental rates and on a timely basis, or the pricing of construction projects or development opportunities which in turn may impact the Merged Group's financial performance and returns to investors.

- **Reliance on key contracts/clients** – The Merged Group's US and UK operations rely on government and government agency contracts which may be affected by changes to relevant government policy or trading practice. There is also a risk that existing contracts are not completed or otherwise terminate. Depending on the extent to which these matters occur, the financial performance of the Merged Group may be adversely affected.

- **Insurance** – GPT and Lend Lease purchase a suite of insurances that provide a degree of protection for their assets, liabilities and people. Such policies include material damage of assets, contract works, business interruption, general and professional liability and workers compensation. Policy coverage and insured limits are similar to those customarily carried by property owners, managers, developers and construction entities and where required, meet mandatory requirements in all countries which the Merged Group operates in. There are however, certain risks which are uninsurable (eg nuclear, chemical or biological incidents) or risks where the deductibles may be higher, breadth of cover reduced and/or the limits lower (such as from cyclone and earthquake). The Merged Group currently purchases insurance with respect to terrorism either through government sponsored or legislated schemes (eg UK, Australia and US) or where appropriate in its own right in countries that do not provide government supported schemes. However, the Merged Group does not have insurance cover against punitive damages claims in the US. The scope of renewing insurance policies is dependent on a number of factors such as the continued availability of coverage, the nature of risks to be covered, the extent of the proposed coverage and costs involved. Additionally, the Merged Group will face risks associated with the financial strength of its insurers to meet their indemnity obligations when called upon which could lead to an effect on earnings.

- **Conflicts of interest with joint venture partners** – GPT and Lend Lease currently undertake joint ventures with co-owners on asset ownership and business partners on development projects. At times, major decisions are required to be made in respect of these joint venture arrangements (eg redevelopment and refurbishment, refinancing, the sale of assets or surplus land, the purchase of additional land and bid pricing). The interests of the Merged Group may not always be the same as those joint venture partners in relation to these matters. Some of these agreements contain buy/sell provisions (sometimes known as "shot gun" provisions) which may be triggered by a joint venture party and may require the Merged Group to determine whether to retain or sell its interest in the joint venture. In addition, pre-emptive provisions or first rights of refusal may apply to sales or transfers of interests in co-owned assets and businesses. These provisions may work to the disadvantage of the Merged Group because, among other things, the Merged Group might be required to make decisions about buying or selling interests in these assets and businesses at a time that is disadvantageous to it. While the majority of the Merged Group's joint venture partners are large corporates or institutional investors, there is also the risk that they may default on their obligations or otherwise act in a manner which adversely affects the Merged Group.

- **Co-investments** – The Merged Group will hold co-investment interests in a number of global property funds for which management rights have been, or are proposed to be, sold (see section 3.7). The book value of these co-investments as at 30 June 2004 was $341 million. The value of, and earnings generated by, these investments will vary from time to time in accordance with the underlying value of assets held by the funds, the gearing levels of the funds, the performance of the fund managers, and the prevailing investment and market conditions in the sectors where these investments have been made. The value ultimately realised on the sale of these investments is likely to depend on investment and market conditions at the time of sale, the liquidity of the investments and the prices obtained on the sale of the underlying assets held by the funds. Depending on these factors, there is a risk that the Merged Group will realise a reduced value for these investments.

  The Merged Group may also be subject to future liabilities arising from Lend Lease's role as a promoter of these funds.

- **Sale of businesses** – Lend Lease has sold a number of businesses since the year ended 30 June 2003. As part of the sale arrangements for these businesses, Lend Lease provided a number of indemnities and warranties to the purchasers of these businesses pursuant to sale agreements which contain continuing liabilities as to possible claims. There is a risk that claims will be made against Lend Lease in relation to these businesses under the indemnities, warranties and other provisions of these sale agreements. Any claim made against Lend Lease under these agreements if ultimately successful may have an adverse effect on the financial position of the Merged Group. Lend Lease has included provisions for known claims in its statement of financial position at 30 June 2004.

- **Environmental** – The Merged Group will from time to time, be exposed to a range of environmental risks including:

  - soil and water contamination;
  - construction (lead paint, asbestos, PCB's);
  - cultural heritage (aboriginal);
  - flora and fauna (native vegetation, endangered species); and
  - greenhouse gases.

  In addition, there is a risk that property owned or projects undertaken by the Merged Group from time to time may be contaminated by materials harmful to human health (such as asbestos and other hazardous materials). In these situations, the Merged Group may be required to undertake remedial works on contaminated sites and may be exposed to third party compensation claims and other environmental liabilities.

  Although Lend Lease and GPT are not currently aware of any material risks, there is a risk of the discovery of, or incorrect assessment of costs associated with, environmental contamination on any of the Merged Group's projects, assets or sites.

- **Management rights** – The Merged Group's management rights in respect of the wholesale property funds management businesses contain various review points and investor redemption provisions. Underperformance of these property funds gives rise to the risk that the investment manager mandates can be cancelled or otherwise changed, which may impact on the future financial performance of the Merged Group.

- **People** – The Merged Group will comprise over 8,000 employees, based in 36 countries. The Merged Group is subject to the usual business risks associated with the attraction, motivation and retention of its employees. These risks include the potential loss of a key relationship with a client or customer should an individual leave, the erosion of talent and expertise from the Merged Group and increases in employment related costs.

- **Defined benefit pension schemes** – Lend Lease believes its current contribution rates to its defined benefit pension schemes are appropriate to meet future liabilities under those schemes. However, a deterioration in equity and financial markets may have an adverse impact on the value of the assets held by the pension schemes. If this occurs, the Merged Group may need to reassess its level of contributions to its pension schemes so as to ensure the capacity of the schemes to meet their future liabilities, which may have an adverse impact on the financial performance of the Merged Group.

- **Other external factors** – Other external factors which may impact on the Merged Group's performance include changes or disruptions to political, regulatory, legal or economic conditions or to the national or international financial markets including as a result of terrorist attacks or war or insurrection.

- **Stock market risks –** The price that Stapled Securities trade on the ASX may be determined by a range of factors, including:
  - changes to local and international stock markets
  - inflation;
  - changes in interest rates;
  - general economic conditions;
  - changes to the compilation of indices;
  - changes in government, fiscal, monetary and regulatory policies;
  - changes in the supply of listed property trust securities.

  In the future, one or more of these factors may cause Stapled Securities to trade below current prices and may affect the revenue and expenses of the Merged Group. In addition, the stock market can experience price and volume fluctuations that may be unrelated or disproportionate to the operating performance of the Merged Group.

Risks Associated with Ownership of Property Assets

An investment in the Merged Group will be subject to the risks of ownership, development and management of the type of assets it invests in. These risks may include:

- **Interest rates –** Adverse fluctuations in interest rates, to the extent that they are not hedged or forecast, will impact on the earnings available for distribution to Stapled Security holders. The Merged Group intends to utilise fixed rate borrowings and interest rate derivatives to protect a portion of the Merged Group's forecast interest expense, from floating rate exposure. Further information about interest rate management for the Merged Group is set out in section 4.11(c) above. Adverse movements in interest rates may also impact the Merged Group's earnings before interest and asset values due to any impact on property markets in which the Merged Group operates;
- **Returns from investment –** Returns from property investment assets largely depend on the rental generated from the property and the expense incurred in the operation, including the management and maintenance of the property as well as the changes in the market value of the property. Factors which may adversely impact these returns include:
  - the overall conditions in the national and local economy, such as changes to growth in gross domestic product, employment, inflation and interest rates;
  - local real estate conditions, such as changes in the demand and supply for retail, office, industrial or hotel/tourism assets or rental space;
  - changes in demand resulting in a downturn in the tourism industry, which may affect revenue and/or occupancy levels in the hotel and resort portfolio;
  - the perception of prospective tenants regarding attractiveness and convenience of assets;
  - the convenience and quality of properties;
  - changes in tenancy laws;
  - external factors including war, terrorist or force majeure events;
  - unforeseen capital expenditure;
  - supply of new properties and other investment assets; and
  - investor demand / liquidity in investments;
- **Leasing terms and tenant defaults –** The future financial performance of the Merged Group will depend on its ability to continue to lease existing retail, office, industrial and hotel space that is currently vacant, or that becomes vacant on expiry of leases, on economically favourable terms. In addition, the ability to lease new asset space in line with expected terms will impact on the financial performance of the Merged Group;
- **Ability of major tenants to meet rental commitments –** The ability of major tenants to meet their rental and other contractual commitments to the Merged Group (such as in situations of bankruptcy, insolvency or closure of their businesses) may have an adverse effect on the income from properties, which may result in an adverse impact on the financial performance of the Merged Group;
- **Liquidity of property investments –** The nature of investments in property assets may make it difficult to generate liquidity in the short term if there is a need to respond to changes in economic or other conditions;
- **Fixed nature of significant costs –** Significant expenditures associated with each investment, such as mortgage payments, maintenance costs, employee costs and taxes, are generally not reduced when circumstances cause a reduction in income from the investment. The value of an asset owned by the Merged Group may be adversely affected if the income from the asset declines and other related expenses remain unchanged; and
- **Acquisition of properties –** A key element of the Merged Group's future strategy will involve the acquisition of assets to add to the property investment portfolio. There are inherent risks in such acquisitions. These risks could include unexpected problems or other latent liabilities such as the existence of asbestos or other hazardous materials or environmental liabilities. There are also risks associated with integration of businesses, including financial and operational issues as well as employee related issues.

The past performance of the assets of the Merged Group does not guarantee their future performance. Any deterioration in the local and regional property markets where the Merged Group's properties are held (such as the Australian, UK or US property markets) could adversely affect the value of those properties.

Risks Associated with Development Activities

The Merged Group is subject to the risks associated with its Urban Community Development businesses as well as development and re-development activities associated with its property portfolio, including:

- *general decline in demand for property;*
- settlement/credit risk on pre-sold land lots/units;
- income derived from re-developed properties being lower than expected;
- factors impacting the Merged Group's ability to complete existing and future projects, including industrial disputes, inclement weather and cost overruns;
- construction not being completed on budget or on schedule;
- failure to obtain, or delays in obtaining, required plan registrations, approvals, permits or licences, eg due to community objections or delays by local and state authorities;
- trade practices law risk, including misleading and/or deceptive conduct with the general public;
- temporary disruption of income from a property due to a delay in completion;
- securing of land supply for future projects; and
- additional environment remediation issues not previously identified or allowed for.

Risks Associated with Construction Activities

The Merged Group is subject to the general risks associated with construction activities, including:

- **Reliance on key contractors** – The Merged Group is subject to the general risks associated with reliance on key contractors and the ability to replace key contractors in the event that a contract is not completed or workmanship is of inferior quality or delayed in delivery. Failure to do so may have an impact on the financial performance of the Merged Group;
- **Time delay risks** – Time delay risks may arise from a number of issues, including delays in development approvals, complex construction specifications, changes to design briefs, legal issues, supply of labour, supply of materials, inclement weather, land contamination, difficult site access, industrial relations issues and interest group objections. Time delays may result in liquidated or consequential damages claims, termination of lease and/or pre-sale agreements or other financial impacts, which may affect the financial performance of the Merged Group;
- **Liquidated damages** – A number of construction contracts have either no caps on liquidated damages or caps that could be material to the financial performance of the Merged Group. Liquidated damages can arise from delays in delivery of construction projects and are a common contractual requirement in the construction industry;
- **Consequential loss risk** – In some instances construction contracts have consequential loss clauses where the constructor may be liable for any financial loss incurred by the principal as a result of delays in the delivery of the project. Where Lend Lease identifies circumstances where a financial loss is likely, it creates a provision for that loss at that time. Consequential losses may also include financial losses incurred by the principal as a result of failure to make available office space for a tenant on a due date - such losses can include relocation costs, additional cost of rent, and additional funding costs incurred. Consequential loss risks are enhanced in relation to distressed projects (see section 4.17(b) below);
- **Design risk** – Design risk may arise where the Merged Group assumes design responsibility, causing the risk that design problems or defects may result in rectification or other costs or liabilities that cannot be recovered;
- **Quality and workmanship risk** – Quality and workmanship risk may arise in the event that the Merged Group fails to fulfil its statutory and contractual obligations in relation to the quality of materials and workmanship, including warranties and defect liability obligations. This *may impact on the Merged Group's financial performance;*
- **Risk of counter-parties** – Counterparty risks may arise in circumstances where parties with which the Merged Group has dealings with experience financial difficulties with consequential adverse effects for the relevant projects or assets, which may impact on the Merged Group's financial performance;
- **Pricing risk** – Pricing risk may arise on projects in which the Merged Group enters into construction contracts on the basis of cost estimates, which ultimately prove to be insufficient;
- **Bid costs** – Risks associated with bid costs will arise as the Merged Group submits proposals for assignments often in response to a tender process, particularly in the case of PFIs projects. The costs can be significant and if the Merged Group does not gain preferred bidder status, will be written off in the period of the loss. Additionally, there is a risk that even if preferred bidder status is achieved but financial close is not reached bid costs will also be written off;
- **Bonding** – Many clients require that projects are bonded by specialist sureties. Should there arise circumstances where the Merged Group fails to fulfil its obligations under a bonded contract the surety may take control, complete and charge cost overruns and expenses related to this and all other bonded projects to the Merged Group; and
- **Occupational health and safety issues** – Inherently the construction industry has incidents that occur that could lead to injuries occurring to those in and around construction sites which can lead to liability or sanctions being imposed on the Merged Group which can impact earnings or financial performance.

(b) Specific Business Risks

There are a number of specific risks which could affect the financial performance of the Merged Group. These issues representing known litigation or specific identified risks are constantly being monitored and where appropriate risk mitigation strategies have been implemented:

- **Litigation and disputes** – Lend Lease is involved in a number of ongoing court proceedings, arbitration proceedings and disputes, the aggregate value of which cannot be readily or reliably quantified at this time. These claims have arisen out of Lend Lease's general business activities, and include claims arising from businesses it has sold to third parties, claims made under construction and development contracts and disputes with government agencies (such as the ATO).

  Lend Lease has obtained legal advice in respect of the ongoing claims. Lend Lease has assessed the financial impact of each known claim and the extent to which that particular claim will be covered by insurance, with provisions being included in Lend Lease's consolidated financial statements as is considered appropriate.

  However, due to uncertainties involved in assessing the outcome of these claims, there is a risk that these provisions may be inadequate. If this occurs, these claims may have an adverse effect on the financial position of the Merged Group;

- **Australian Taxation Office dispute** – The ATO issued an amended assessment for the year ended 30 June 1996. The amendment relates to the forward sale of 100 million Westpac Banking Corporation shares pursuant to an agreement with County NatWest Securities Australia Limited and called for payment of additional company tax of $40.7 million, penalties of $20.3 million and interest of $34.3 million. Lend Lease paid these amounts to the ATO during the year ended 30 June 2003. However, Lend Lease is disputing the assessment which is now at the appeal stage in the Federal Court of Australia. The appeal is likely to be heard in 2005. In addition to the above, the ATO continues to review the Lend Lease group's disposal of the balance of its Westpac Banking Corporation shares in 2000, 2001 and 2002. At this time, the ATO has not presented a position on this matter but Lend Lease is confident of the tax treatment adopted for these transactions;

- ***Change of Control – Taxation Issues*** – *The introduction of* GPT Unitholders onto Lend Lease's share register as part of the Merger proposal may impact the availability of certain tax losses within the Lend Lease group.

  In essence, the major impacts of the change of control is that prior year tax losses may not be available to be carried forward or the extent to which they can be carried forward is diminished, particularly in the US. The quantum of the tax losses will not be known with certainty until the income tax returns for the year ended 30 June 2004 are completed. However, a preliminary estimate of the tax effected book value of losses adversely impacted is $30 million. This has been included as a cost of the Merger proposal.

  The main area that this risk arises is in the US, whose tax laws relevant to change of control, tax losses and tax deferred balances are extremely complex. In addition, these rules require various valuations of businesses and assets to be undertaken to establish the availability or otherwise of prior year losses and deferred tax balances. To comply with all relevant laws, an exercise will be undertaken on valuations with a view to maximising the recoverability of the tax losses and deferred tax balances.

  In addition to the above, certain jurisdictions require an apportionment of the tax outcomes arising pre and post the date of change of control in the year the change actually occurs. In broad terms, losses arising prior to the change of control are not generally available to either offset net taxable income derived during the period after the change to the year end or otherwise be carried forward after that time. The tax position as at the implementation date of the Merger cannot be reliably estimated at this time. However, for the US an estimate of the $8 million has been made and included in the Merger costs being the tax effect of losses expected to accrue up to the Implementation Date;

- **Distressed projects** – As previously disclosed by Lend Lease, BLL has had a number of loss making "distressed" projects in Australia in recent times. Most of these distressed projects have now been completed. However, two large projects in this category remain in Melbourne and in Brisbane which are programmed for completion over the next 12 to 18 months. Lend Lease believes that the existing provisions and contingencies cover the expected losses on those projects. Lend Lease is devoting considerable time and management resources to ensure that these projects are delivered on time and in line with revised budgets. However, despite Lend Lease's efforts to closely monitor these projects, there remains a risk that unforeseen circumstances or matters beyond Lend Lease's control may occur with resultant project delays and losses which are not contemplated at the current time;

- **World Trade Center claims** – On 10 September 2004 proceedings were filed on behalf of a class including 14 individuals who worked on or near the World Trade Center site against a number of parties involved in the World Trade Center site clean up, including BLL. Three were employees of the City of New York and 11 were employees of Con-Edison, a regulated utility that provides power in New York city. No employee of or any contractor engaged by BLL is currently a plaintiff in this action. These proceedings allege possible health issues that may have arisen from the work practices employed at the site. BLL believes it has fully complied with its obligations to its workers, and it also has the benefit of insurance cover provided through the City of New York and funded by the US Government. Under this policy, approximately US$1 billion will be provided to cover claims arising out of the debris removal activities at the World Trade Center site;

- **Future distributions** – *The Merged Group intends to target growth in* distributions to the levels set out in section 1.6. However, the actual level of future distributions, if any, and the level of any franking or any tax deferred component as applicable is at the complete discretion of the directors of the Merged Group and will depend on a number of factors, including the future level of Distributable Earnings compiled under IFRS, cash resources and the financial position of the Merged Group, future funding requirements, capital management initiatives and any other factors which the directors of the Merged Group consider relevant.

  It is possible that distributions may be required to be sourced in part or in whole from retained earnings of Lend Lease or from capital of GPT. Therefore, no guarantee or assurance can be made about the payment of any distributions or the extent to which any such distributions will be franked or include any tax deferred component.

5. INVESTIGATING ACCOUNTANT'S REPORT ON HISTORICAL INFORMATION

KPMG

10 Shelley Street
Sydney NSW 2000

PO Box H67
Australia Square 1213
Australia

Telephone: +61 2 9335 7000
Facsimile: +61 2 9299 7077
DX: 1056 Sydney
www.kpmg.com.au

The Directors
Lend Lease Corporation Limited
30 The Bond
30 Hickson Road
Millers Point, NSW 2000

The Directors
GPT Management Limited
30 The Bond
30 Hickson Road
Millers Point, NSW 2000

22 September 2004

Dear Directors

Investigating Accountant's Report on the Merged Group pro forma historical information

Introduction

KPMG has been engaged by Lend Lease Corporation Limited ("LLC") and by GPT Management Limited as Responsible Entity for the General Property Trust ("GPT") to prepare this report for inclusion in the Explanatory Memorandum of LLC and GPT ("Explanatory Memorandum") to be dated on or around 8 October 2004, and to be issued, in respect of the Merger of GPT and LLC.

Expressions defined in the Explanatory Memorandum have the same meaning in this report.

Consolidated pro forma historical financial information

The consolidated pro forma historical financial information of the Merged Group, comprises the pro forma, unaudited:

- consolidated statements of financial performance of the Merged Group for the years ended 30 June 2003 and 30 June 2004 (Consolidated Pro Forma Historical Statements of Financial Performance) set out in section 4.2(b);

- consolidated statements of cash flows of the Merged Group for the years ended 30 June 2003 and 30 June 2004 set out in section 4.11(a);

- consolidated statement of financial position of the Merged Group as at 30 June 2004 set out in section 4.10(b); and

- transactions and adjustments set out in sections 4.9 and 4.10(a).

The Consolidated Pro Forma Historical Statements of Financial Performance have been derived from consolidating the stand alone audited historical financial statements of LLC and GPT assuming that the Merged Group had been in existence since 1 July 2002. This information has then been adjusted for stapled entity eliminations, pro forma transactions required to implement the Merger and adjustments to the audited financial statements which have been made in order to present the historical information on a basis consistent with the forecast financial information, as described in section 4.2(a) of the Explanatory Memorandum. A reconciliation between the stand alone pro forma financial performance and the audited financial statements of LLC is included in section 4.9 of the Explanatory Memorandum.

The consolidated pro forma statement of financial position of the Merged Group as at 30 June 2004 has been derived from the consolidation of the stand alone LLC and GPT audited statements of financial position as at 30 June 2004, assuming the Merger and associated changes in the structure had occurred as at 30 June 2004.

The directors of LLC and GPT Management Limited are responsible for the preparation and presentation of the consolidated pro forma historical financial information, including the determination of the pro forma transactions and adjustments.

The consolidated pro forma historical financial information is presented in an abbreviated form insofar as it does not include all of the disclosures required by the Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act.

KPMG

Scope

Review of the consolidated pro forma historical financial information

We have reviewed the consolidated pro forma historical financial information of the Merged Group in order to report whether anything has come to our attention which causes us to believe that the consolidated pro forma historical financial information of the Merged Group, as set out in sections 4.2(b), 4.10(b) and 4.11(a) of the Explanatory Memorandum, has not been presented fairly:

- on the basis of the pro forma transactions and adjustments as set out in sections 4.9 and 4.10(a); and

- in accordance with the recognition and measurement principles prescribed in Australian Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by the Merged Group disclosed in section 4.16 of the Explanatory Memorandum. The recognition and measurement principles prescribed in Australian Accounting Standards vary in certain respects from the recognition and measurement principles presented in International Financial Reporting Standards ("IFRS"). Information on these differences is set out in section 4.15 of the Explanatory Memorandum.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". We made such enquiries and performed such procedures as we, in our professional judgement, considered reasonable in the circumstances, including:

- a review of the LLC audit workpapers for the years ended 30 June 2003 and 2004 and a review of the GPT audit workpapers for the six months ended 30 June 2002, 30 June 2003 and 30 June 2004 and the years ended 31 December 2002 and 31 December 2003 and a discussion with the respective auditors and management;

- a review of the stapled entity eliminations, the pro forma transactions required to implement the Merger and the adjustments made to the historical financial information in order to present that information on a basis consistent with the Merged Group;

- a review of workpapers, accounting records and other documents;

- a comparison of the consistency in application of the recognition and measurement principles in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by the Merged Group, as disclosed in section 4.16 of the Explanatory Memorandum; and

- enquiry of directors, management and others.

KPMG is the statutory auditor of LLC and PricewaterhouseCoopers is the statutory auditor of GPT. Their audit reports, which are not included in this Explanatory Memorandum, on the historical financial information were, for the periods covered by the pro forma historical financial information, unqualified.

Our procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on this pro forma historical financial information.

Review statement

Review statement on the consolidated pro forma historical financial information of the Merged Group

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that the consolidated pro forma historical financial information of the Merged Group, as set out in sections 4.2(b), 4.10(b) and 4.11(a) of the Explanatory Memorandum, has not been presented fairly:

- on the basis of the audited financial statements of LLC and GPT after allowing for pro forma transactions and adjustments; and

- in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and accounting policies adopted by the Merged Group disclosed in section 4.16 of the Explanatory Memorandum. The recognition and measurement principles prescribed in Australian Accounting Standards vary in certain respects from the recognition and measurement principles prescribed in IFRS. Information on these differences is set out in section 4.15 of the Explanatory Memorandum.

Independence

KPMG does not have any interest in the outcome of this issue, other than in connection with the preparation of this report and participation in due diligence procedures for which normal professional fees will be received. KPMG Transaction Services (Australia) Pty Limited has also been engaged to report as Investigating Accountant on certain pro forma forecast financial information of the Merged Group and has included a separate report in this Explanatory

Memorandum. KPMG is the auditor of LLC and from time to time, KPMG provides LLC with certain other professional services for which normal professional fees are received.

General advice warning

This report has been prepared, and included in the Explanatory Memorandum, to provide investors with general information only and does not take into account the objectives, financial situation or needs of any specific investor. It is not intended to take the place of professional advice and investors should not make specific investment decisions in reliance on the information contained in this report. Before acting or relying on any information, an investor should consider whether it is appropriate for their circumstances having regard to their objectives, financial situation or needs.

Yours faithfully

Geoff R Wilson
Partner

Yours faithfully

Craig R Mennie
Partner

6. INVESTIGATING ACCOUNTANT'S REPORT ON FORECAST FINANCIAL INFORMATION

KPMG Transaction Services (Australia) Pty Limited
Australian Financial Services Licence No. 245402
10 Shelley Street
Sydney NSW 2000

P O Box H67
Australia Square 1213
Australia

ABN: 65 003 891 718
Telephone: +61 2 9335 7000
Facsimile: +61 2 9299 7077
DX: 1056 Sydney
www.kpmg.com.au

The Directors
Lend Lease Corporation Limited
30 The Bond
30 Hickson Road
Millers Point, NSW 2000

The Directors
GPT Management Limited
30 The Bond
30 Hickson Road
Millers Point, NSW 2000

22 September 2004

Dear Directors

FINANCIAL SERVICES GUIDE AND INVESTIGATING ACCOUNTANT'S REPORT

Part 1 – Financial Services Guide

Dated 15 March 2004

KPMG Transaction Services

KPMG Transaction Services (Australia) Pty Limited ABN 65 003 891 718 ("**KPMG Transaction Services**" or "**we**" or "**us**" or "**ours**" as appropriate) has been engaged by the Lend Lease Corporation and General Property Trust ("Merged Group") to issue general financial product advice in the form of an investigating accountant's report for inclusion in the Explanatory Memorandum to be provided to you.

Financial Services Guide

In the above circumstances we are required to issue to you, as a retail client, a Financial Services Guide ("**FSG**"). This FSG is designed to help retail clients make a decision as to their use of the general financial product advice and to ensure that we comply with our obligations as financial services licensees.

This FSG includes information about:

- who we are and how we can be contacted;
- the services we are authorised to provide under our **Australian Financial Services Licence, Licence No: 245402**;
- remuneration that we and/or our staff and any associates receive in connection with the general financial product advice;
- any relevant associations or relationships we have; and
- our complaints handling procedures and how you may access them.

Financial services we are licensed to provide

We hold an Australian Financial Services Licence which authorises us to provide financial product advice in relation to:

- interests in managed investment schemes (excluding investor directed portfolio services); and
- securities (such as shares and debentures).

We provide financial product advice by virtue of an engagement to issue a report in connection with a financial product of another person. Our report will include a description of the circumstances of our engagement and identify the person who has engaged us. You will not have engaged us directly but will be provided with a copy of the report as a retail client because of your connection to the matters in respect of which we have been engaged to report.

Any report we provide is provided on our own behalf as a financial services licensee authorised to provide the financial product advice contained in the report.

General Financial Product Advice

In our report we provide general financial product advice, not personal financial product advice, because it has been prepared without taking into account your personal objectives, financial situation or needs.

You should consider the appropriateness of this general advice having regard to your own objectives, financial situation and needs before you act on the advice. Where the advice relates to the acquisition or possible acquisition of a financial product, you should also obtain a product disclosure statement relating to the product and consider that statement before making any decision about whether to acquire the product.

Benefits that we may receive

We charge fees for providing reports. These fees will be agreed with, and paid by, the person who engages us to provide the report. Fees will be agreed on either a fixed fee or time cost basis.

Except for the fees referred to above, neither KPMG Transaction Services, nor any of its directors, employees or related entities, receive any pecuniary benefit or other benefit, directly or indirectly, for or in connection with the provision of the report.

Remuneration or other benefits received by our employees

All our employees receive a salary. Our employees are eligible for bonuses based on overall productivity but not directly in connection with any engagement for the provision of a report.

Referrals

We do not pay commissions or provide any other benefits to any person for referring customers to us in connection with the reports that we are licensed to provide.

Associations and relationships

Through a variety of corporate and trust structures KPMG Transaction Services is ultimately wholly owned by and operates as part of KPMG's Australian professional advisory and accounting practice. Our directors may be partners in KPMG's Australian partnership.

From time to time KPMG Transaction Services or KPMG and/or KPMG related entities may provide professional services, including audit, tax and financial advisory services, to financial product issuers in the ordinary course of its business.

Complaints resolution

Internal complaints resolution process

As the holder of an Australian Financial Services Licence, we are required to have a system for handling complaints from persons to whom we provide financial product advice. All complaints must be in writing, addressed to The Complaints Officer, KPMG Transaction Services, PO Box H67, Australia Square, Sydney NSW 1213.

KPMG

When we receive a written complaint we will record the complaint, acknowledge receipt of the complaint within 15 days and investigate the issues raised. As soon as practical, and not more than **45 days** after receiving the written complaint, we will advise the complainant in writing of our determination.

Referral to External Dispute Resolution Scheme

A complainant not satisfied with the outcome of the above process, or our determination, has the right to refer the matter to the Financial Industry Complaints Service Limited ("**FICS**"). FICS is an independent company that has been established to provide free advice and assistance to consumers to help in resolving complaints relating to the financial services industry.

Further details about FICS are available at the FICS website www.fics.asn.au or by contacting them directly via the details set out below.

Financial Industry Complaints Service Limited
PO Box 579
Collins Street West
Melbourne VIC 8007

Toll free: 1300 78 08 08
Facsimile: (03) 9621 2291

Contact details

You may contact us using the details set out at the top of our letterhead on page 1 of this FSG.

KPMG Transaction Services (Australia) Pty Limited
Australian Financial Services Licence No. 245402
10 Shelley Street
Sydney NSW 2000

PO Box H67
Australia Square 1213
Australia

ABN: 65 003 891 718
Telephone: +61 2 9335 7000
Facsimile: +61 2 9299 7077
DX: 1056 Sydney
www.kpmg.com.au

The Directors
Lend Lease Corporation Limited
30 The Bond
30 Hickson Road
Millers Point, NSW 2000

The Directors
GPT Management Limited
30 The Bond
30 Hickson Road
Millers Point, NSW 2000

22 September 2004

Dear Directors

Part 2 - Investigating Accountant's Report on the Consolidated Pro Forma Forecast and Statutory Accounting Forecast

Introduction

KPMG Transaction Services (Australia) Pty Limited ("KPMG Transaction Services") has been engaged by Lend Lease Corporation Limited ("LLC") and by GPT Management Limited as Responsible Entity for the General Property Trust ("GPT") to prepare this report for inclusion in Explanatory Memorandum of LLC and GPT ("Explanatory Memorandum") to be dated on or around 8 October 2004, and to be issued, in respect of the Merger of GPT and LLC.

Expressions defined in the Explanatory Memorandum have the same meaning in this report.

Forecast financial information of the Merged Group

The consolidated forecast financial information of the Merged Group comprises the pro forma statement of forecast financial performance for the year ending 30 June 2005 together with the best-estimate assumptions on which it is based ("Consolidated Pro Forma Forecast"), set out in section 4.2(b) of the Explanatory Memorandum.

The Consolidated Pro Forma Forecast is the consolidation of the stand alone pro forma forecast financial information of LLC and GPT after adjusting for cost savings and Merged Group transaction adjustments, including stapled entity eliminations. The Consolidated Pro Forma Forecast has been presented in order to illustrate the combined performance of the Merged Group on the assumption that the Merged Group was in existence since 1 July 2004. It does not purport to represent the results that will be reported for the year ending 30 June 2005.

The forecast financial information also includes the forecast statement of financial performance prepared on a statutory accounting basis for the year ending 30 June 2005 ("Statutory Accounting Forecast") as disclosed in section 4.6 of the Explanatory Memorandum. This statement has been prepared on the assumption that the Merger is effective 30 November 2004 in accordance with the timeline set out in the Explanatory Memorandum. This statement includes a full year's forecast results of LLC, seven months forecast results of GPT and only that portion of the cost savings forecast to be realised prior to 30 June 2005. In addition, the stapled entity eliminations remove the financial effect of inter-entity transactions from the effective date of the Merger.

The directors of LLC and GPT Management Limited are responsible for the preparation and presentation of the Consolidated Pro Forma Forecast and the Statutory Accounting Forecast, including the best-estimate assumptions on which they are based and the sensitivity of these forecasts to changes in key assumptions.

The Consolidated Pro Forma Forecast and the Statutory Accounting Forecast have been prepared by the LLC and GPT directors to provide investors with a guide to the Merged Group's potential future financial performance based upon the achievement of certain economic, operating, and trading assumptions about future events and actions that have not yet occurred and may not necessarily occur. The directors' best-estimate assumptions underlying the forecasts are set out in sections 4.3(c), 4.4(c), 4.5 and 4.6(a) of the Explanatory Memorandum.

There is a considerable degree of judgement involved in the preparation of any forecast. Consequently, the actual results of the Merged Group during the forecast period may vary materially from these forecasts, and that variation may be materially positive or negative.

The sensitivity of the forecasts to changes in key assumptions is set out in section 4.8 of the Explanatory Memorandum and the risks to which the business of the Merged Group is exposed are set out in section 4.17 of the Explanatory Memorandum. Investors should consider the forecasts in conjunction with the analysis in those sections.

The Consolidated Pro Forma Forecast and the Statutory Accounting Forecast are presented in an abbreviated form insofar as they do not include all of the disclosures required by Australian Accounting Standards applicable to annual financial reports prepared in accordance with the Corporations Act.

For shareholders and unit holders resident in the United States, there are significant differences between Australian GAAP and US GAAP and these differences might be material. The forecast financial information included in this document was prepared with a view towards compliance with Australian practice and not guidelines and rules established by the US Securities and Exchange Commission or the American Institute of Certified Public Accountants.

Scope of the KPMG Transaction Services review

KPMG Transaction Services has reviewed the Consolidated Pro Forma Forecast and the Statutory Accounting Forecast, set out in sections 4.2(b) and 4.6 of the Explanatory Memorandum, and the directors' best-estimate assumptions underlying these forecasts, set out in sections 4.3(c), 4.4(c), 4.5 and 4.6(a) of the Explanatory Memorandum, in order to report on the reasonableness of the best-estimate assumptions and on the compilation and presentation of the forecasts in the Explanatory Memorandum.

Our review has been conducted in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices. This report was not prepared with a view toward compliance with published guidelines of the US Securities and Exchange Commission or the guidance established by the American Institute of Certified Public Accountants and it should not be relied upon as if it had been prepared on that basis.

Our procedures consisted primarily of:

- a review of the LLC audit files for the years ending 30 June 2003 and 2004 and a review of the GPT audit files for the six months ended 30 June 2002, 31 December 2002, 30 June 2003, 31 December 2003 and 30 June 2004 and a discussion with the respective auditors and management;
- a review of the business plans of LLC and GPT;

- a review of the assumptions underlying the business plans of each group having regard to both internal project information, historical financial results, leasing schedules and costs and external information (property market data and trends);
- a review of the forecast cost savings, including the costs of achieving these savings and the forecast time frames;
- a review of the Merged Group transaction adjustments including the stapled entity eliminations between LLC and GPT; and
- other such enquiries of the directors and management of LLC and GPT Management Limited and analytical review procedures as we considered appropriate in the circumstances.

In completing our reviews we have noted and accepted:

- the unqualified financial statements of LLC for the years ended 30 June 2003 and 2004 as audited by KPMG and the unqualified financial statements of GPT for the six months ended 30 June 2002, 30 June 2003 and 30 June 2004 and the years ended 31 December 2002 and 31 December 2003 as audited by PricewaterhouseCoopers;
- the tax opinions prepared by Greenwoods & Freehills Pty Limited in relation to the stapling structure which detail the expected manner in which the Merged Group will be subject to taxation, both direct and indirect, in the forecast period; and
- the valuations of properties owned by LLC and GPT by various independent expert valuers.

Our review of the Consolidated Pro Forma Forecast, the Statutory Accounting Forecast and the directors' best-estimate assumptions is substantially less in scope than an audit examination conducted in accordance with Australian Auditing Standards. A review of this nature provides less assurance than an audit. We have not performed an audit and we do not express an audit opinion on the Consolidated Pro Forma Forecast or the Statutory Accounting Forecast or the directors' best-estimate assumptions on which they are based.

While our review procedures necessarily considered the various business segments of each of LLC and GPT, our review statement relates only to the consolidated statement of financial performance of the Merged Group and to the assumptions when taken as a whole. It does not relate to these individual segment results or to each assumption in isolation.

Review statement on the Consolidated Pro Forma Forecast, the directors' best-estimate assumptions and the Statutory Accounting Forecast

Based on our review, which is not an audit, nothing has come to our attention which causes us to believe that:

- the best-estimate assumptions, set out in sections 4.3(c), 4.4(c), 4.5 and 4.6(a) of the Explanatory Memorandum, when taken as a whole, do not provide a reasonable basis for the preparation of the Consolidated Pro Forma Forecast and the Statutory Accounting Forecast of the Merged Group; and

- the Consolidated Pro Forma Forecast and Statutory Accounting Forecast of the Merged Group, set out in section 4.2(b) and section 4.6 respectively of the Explanatory Memorandum, are not properly compiled on the basis of the directors' best-estimate assumptions or presented fairly in accordance with the recognition and measurement principles prescribed in Accounting Standards and other mandatory professional reporting requirements in Australia, and the accounting policies adopted by the Merged Group disclosed in section 4.16 of the Explanatory Memorandum. The recognition and measurement principles prescribed in Australian Accounting Standards vary in certain respects from the recognition and measurement principles prescribed in IFRS. Information on these differences is set out in section 4.15 of the Explanatory Memorandum.

The forecasts are based upon a number of estimates and assumptions that, while presented with numerical specificity and considered reasonable by LLC and GPT, are inherently subject to significant business, economic and competitive uncertainties and contingencies many of which are beyond the control of LLC and GPT, and upon estimates and assumptions with respect to future business decisions which are subject to change. The inclusion of this information in the Explanatory Memorandum should not be regarded as a representation or warranty with respect to its accuracy or the accuracy of the underlying estimates and assumptions or that the Merged Group will achieve or is likely to achieve any particular results. This information also assumes the success of the Merger of LLC and GPT and their business strategies. The success of these strategies is subject to uncertainties and contingencies beyond their control, and no assurance can be given that the strategies will be effective or that the anticipated benefits from the strategies will be realised in the period for which forecasts have been prepared or otherwise. Accordingly, there can be no assurance that these results will be realised. The forecasts may vary from actual results, and these variations may be material. Shareholders and unitholders are cautioned not to place undue reliance on the forecasts.

Independence

KPMG Transaction Services does not have any interest in the outcome of this issue, other than in connection with the preparation of this report and participation in due diligence procedures for which normal professional fees will be received. KPMG has also been engaged to report as Investigating Accountant on certain pro forma historical financial information of the Merged Group and has included a separate report in this Explanatory Memorandum. KPMG is the auditor of LLC and from time to time, KPMG also provides LLC with certain other professional services for which normal professional fees are received. KPMG Transaction Services has received an indemnity in respect of the inclusion of this report in the Explanatory Memorandum being sent to US shareholders and unitholders.

General advice warning

This report has been prepared, and included in the Explanatory Memorandum, to provide investors with general information only and does not take into account the objectives, financial situation or needs of any specific investor. It is not intended to take the place of professional advice and investors should not make specific investment decisions in reliance on the information contained in this report. Before acting or relying on any information, an investor should consider whether it is appropriate for their circumstances having regard to their objectives, financial situation or needs.

Yours faithfully

David C Nott
Director

Yours faithfully

Craig R Mennie
Director

THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

7. INDEPENDENT EXPERT'S REPORT

GRANT SAMUEL

GRANT SAMUEL & ASSOCIATES

LEVEL 19 GOVERNOR MACQUARIE TOWER
1 FARRER PLACE SYDNEY NSW 2000
GPO BOX 4301 SYDNEY NSW 2001
T: +61 2 9324 4211 / F: +61 2 9324 4301
www.grantsamuel.com.au

8 October 2004

The Independent Directors
GPT Management Limited
(as responsible entity for General Property Trust)
30 The Bond
30 Hickson Rd
Millers Point NSW 2000

Dear Sirs

Proposed Merger with Lend Lease Corporation Limited

1 Introduction

On 24 May 2004, Lend Lease Corporation Limited ("Lend Lease") announced a proposal to merge with General Property Trust ("GPT") to form the Lend Lease Group. Following that announcement, the independent directors of GPT Management Limited ("GPT Management"), a wholly owned subsidiary of Lend Lease and the responsible entity for GPT, undertook a review of the merger proposal as well as a range of other potential alternatives that might be available to GPT.

After completing its review process, GPT Management sought to enhance the terms of the merger with Lend Lease. GPT Management announced on 27 July 2004 that it was unable to agree terms with Lend Lease. However, on 6 August 2004, the independent directors of GPT Management announced that they had agreed revised merger terms with Lend Lease that they would recommend to GPT unitholders (the "Proposed Merger").

GPT is a listed diversified property trust owning properties in the retail, office, hotel, industrial and residential sectors. GPT is managed by GPT Management. Lend Lease is a publicly listed company whose principal business activities are construction, development, property funds management and real estate investment.

The merger is to be achieved by "stapling" GPT units and Lend Lease shares to create stapled securities in Lend Lease Group. GPT unitholders can elect to receive stapled securities in Lend Lease Group and/or to participate in a cash-out option (the "GPT Cash-Out Option"):

- Unitholders who elect stapled securities will:
  - receive a number of stapled securities based on a stapling ratio of 1 Lend Lease share for up to 3.8 GPT units. The ultimate stapling ratio may be less than 1:3.8 (but more than 1:3.09) depending on the extent to which GPT unitholders elect to participate in the GPT Cash-Out Option;
  - receive a special distribution of up to 65 cents per GPT unit (the "Special Distribution"). The final amount of the Special Distribution may be less than 65 cents per GPT unit depending on the extent to which GPT unitholders elect to participate in the GPT Cash-Out Option;
  - receive a capital distribution of 0.6 cents per unit (the "Capital Distribution"); and

- The GPT Cash-Out Option will enable each GPT unitholder to elect that up to 30,000 of their units be cancelled for a cash consideration of $3.48 per unit. Units participating in the GPT Cash-Out Option will also be entitled to the Capital Distribution of 0.6 cents per unit.

Lend Lease will make available to GPT (by subscribing for units in GPT) a cash pool of $1,311 million to fund the GPT Cash-Out Option and the Special Distribution. To the extent that cash is paid out to cancel GPT units under the GPT Cash-Out Option, the size of the Special Distribution will be reduced so that the total amount of cash paid to GPT unitholders under the GPT Cash-Out Option plus the Special Distribution equal $1,311 million. The stapling ratio of 3.8 GPT units for every Lend Lease share will be reduced to compensate for the lower Special Distribution.

Lend Lease shareholders will receive:

- 1 stapled security in Lend Lease Group for every 1 Lend Lease share held; and
- a special fully franked dividend of 23.8 cents per share.

In addition, profit generated by GPT and Lend Lease from 1 July 2004 to the date of implementation of the Proposed Merger will be distributed. These payments are expected to be:

- for GPT unitholders, the regular September Quarter distribution of 5.5 cents per unit plus a further 4.1 cents per unit; and
- for Lend Lease shareholders, an unfranked dividend of 32.4 cents per share.

After the Proposed Merger, GPT unitholders will in aggregate hold approximately 59.2%[1] of the stapled securities in Lend Lease Group.

GPT unitholders can also elect to sell some or all of their units in GPT for cash through a cash sale facility (the "Cash Sale Facility") to be operated in conjunction with the Proposed Merger. The amount to be realised for units under the Cash Sale Facility is not guaranteed.

Lend Lease shareholders can elect to participate in an off-market buy back of up to $388 million of Lend Lease shares to be undertaken as part of the Proposed Merger (the "Off-Market Buy Back").

The merger is to be implemented by amending the constitution of GPT. The amendments will enable the Proposed Merger to occur and must be approved by a special resolution of unitholders representing at least 75% of the votes cast on the resolution. The Proposed Merger is subject to a number of other conditions including:

- the granting of judicial advice to GPT Management confirming its power to take the steps required to implement the Proposed Merger; and
- approval of a scheme of arrangement under Section 411 of the Corporations Act, 2001 between Lend Lease and its shareholders.

The independent directors of GPT Management have engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare an independent expert's report setting out whether, in Grant Samuel's opinion, the Proposed Merger is in the best interests of GPT unitholders as a whole and to state reasons for its opinion. Grant Samuel has also been asked to state its opinion as to whether or not the increase in Lend Lease's relevant interest in GPT to more than 20% is fair and reasonable to the unitholders in GPT not associated with Lend Lease (the "non associated unitholders"). A copy of the report is to be despatched with the Explanatory Memorandum issued by GPT Management to GPT unitholders. This letter contains a summary of Grant Samuel's opinion and the main conclusions.

[1] The actual percentage will depend on the outcome of the off-market buy back to be undertaken by Lend Lease as part of the Proposed Merger.

2 Summary of Opinion

In Grant Samuel's opinion, the Proposed Merger is in the best interests of GPT unitholders as a whole in the absence of a superior proposal.

GPT unitholders will benefit from a significant uplift in value as a result of the Proposed Merger. In the short term, Grant Samuel believes that the stapled securities are likely to trade at a yield of 7.1-7.4% implying a value of $3.55-3.67 for each existing GPT unit. This represents a substantial premium to both the GPT unit price immediately prior to the initial announcement of the Proposed Merger and to the net asset value of GPT units.

The future trading price of the stapled securities is dependent on a range of factors including the merged group's ability to deliver consistent earnings growth over time. The merged group will be largely reliant on the 'active' higher risk businesses of Lend Lease to achieve the targeted growth in distributions per stapled security of around 7% per annum. However, unitholders who have concerns about the future trading price of stapled securities can secure the "merger premium" by selling either through the market or through the Cash Sale Facility or (at least partly) through the GPT Cash-Out Option.

The merger terms can be assessed by comparing the proportion of the merged group to be held by GPT unitholders with the relative contribution of market value and underlying value to the merged group by GPT. On this analysis, the proportion of the merged group of 59.2% to be held by GPT unitholders is demonstrably fair. Based on market values, GPT unitholders contribute 54.1-58.1% of the merged group (calculated on the volume weighted average prices on the ASX over the three months prior to the announcement). The analysis based on underlying value is even more favourable, although it needs to be recognised that assessments of underlying value are more judgemental than the objective evidence provided by market prices.

The Proposed Merger will result in a material change in the nature of GPT unitholders' investment. GPT unitholders will be exposed to the higher growth Lend Lease business. Distribution growth is expected to increase beyond the level that GPT unitholders could expect on a stand alone basis. However, the Lend Lease business is higher risk. Earnings from the development and construction businesses are more volatile. Ongoing profitability is largely dependent on continually securing new contracts and development opportunities. Moreover, even with a strong risk management culture, the business can still incur losses on individual projects.

In Grant Samuel's view, GPT unitholders are likely to be better off if the Proposed Merger proceeds than if it does not. GPT unitholders are unlikely to achieve a value uplift of the same magnitude as offered by the Proposed Merger through any other alternative. In the absence of the Proposed Merger or of any other proposal to acquire GPT, GPT units are likely to trade at prices significantly below the current level. The current trading price of GPT units (which broadly reflects the terms of the Proposed Merger) reduces the likelihood of an alternative superior offer emerging, but does not rule it out. There is ample opportunity for an alternative offer to be put forward to GPT unitholders.

In a rapidly consolidating listed property trust sector, it was probably inevitable that GPT would participate in a merger or takeover transaction of some kind. The Lend Lease merger proposal is, in Grant Samuel's opinion, in the best interests of GPT unitholders. The increase in value, the increased distributions and the enhanced growth prospects outweigh the disadvantages.

3 Key Conclusions

- **The Proposed Merger will create a large scale, Australian based, international property group**

  Lend Lease Group will be the second largest listed property group in Australia with total assets in excess of $14.5 billion. Lend Lease Group is expected to be among the top 20 ASX listed companies with a market capitalisation of around $10 billion. It will own a range of property businesses operating in a number of markets but at least 71% of earnings are still expected from asset ownership and 75% of earnings from Australia (based on pro forma forecasts for the year ending 30 June 2005).

- **Construction and development are the most significant Lend Lease activities**

Lend Lease has a very different business model to that of GPT. Lend Lease's largest business, Bovis Lend Lease, is a leading global construction business with key operations in the United Kingdom, Australia and in selected markets in the United States. The business has, until recently, generated strong profits and returns. However, the business is higher risk. It can be set back by project losses particularly if risk management procedures are not rigorously applied.

Lend Lease's development activities are most significant in the Australian market where Lend Lease has concentrated on the residential sector. Delfin Lend Lease is the leading urban community developer while Lend Lease Development has numerous high density residential projects. In the United Kingdom and the United States of America, the development business is relatively embryonic, focussed on residential and retail in the United Kingdom and on residential in the United States of America.

Lend Lease also manages and owns interests in a number of property funds. In Australia, Lend Lease manages property funds (including GPT) with assets of almost $13 billion. In the United Kingdom, Lend Lease manages and has significant interests in a number of retail shopping centres. Lend Lease's real estate management and investment activities accounted for approximately one third only of Lend Lease's income in the year ended 30 June 2004 with the balance being generated from its construction and development operations.

Lend Lease is seeking to refocus its construction and development activities on two key sectors: urban communities and retail. Lend Lease has developed strong skills in retail development in Australia which it is seeking to leverage in the fragmented United Kingdom market. Similarly, Lend Lease is seeking to develop its residential activities particularly in the United Kingdom and United States off the back of the success of Delfin Lend Lease.

- **GPT's property portfolio is high quality**

GPT is the largest Australian diversified property trust with total assets in excess of $8 billion. Its portfolio of assets is diversified across the retail, office, industrial, residential and hotel sectors and across most major Australian markets. GPT's portfolio is undoubtedly attractive:

- retail properties account for approximately 50% of GPT's assets. The retail portfolio is among the largest in the concentrated Australian retail shopping centre market;
- the office portfolio includes a number of the leading office properties in Australia. While rents in the office sector have come under some pressure, the outlook for rents in the medium term is positive; and
- GPT's hotel portfolio is the largest of its kind in Australia and focussed on the "luxury" end of the growing tourism market. The portfolio would be difficult to replicate.

- **The Proposed Merger is expected to result in increased distributions to GPT unitholders and in prospects for stronger growth in distributions**

Pro forma forecasts prepared by Lend Lease and reviewed by KPMG Transaction Services indicate that distributions attributable to each GPT unit currently held will increase by 17% in the year ending 30 June 2005:

Pro Forma Forecast Financial Impact of the Proposed Merger

	Pre Merger	Post Merger[2]	% change
Earnings per existing security (cents)[1]	22.5	24.2	+7.6%
Distribution per existing security (cents)[1]	22.5	26.4	+17.3%

Note: (1) Assumes the Special Distribution is reinvested in Lend Lease Group securities at a price of $10.75.
(2) Assumes the Off-Market Buy Back of $388 million is completed at a price of $12.00 per Lend Lease share.

While Lend Lease is expecting significant cost savings following implementation of the Proposed Merger, a large majority of these could be achieved by Lend Lease on a stand alone basis. The increase in distributions is principally due to these savings together with the favourable share of the merged group to be held by GPT unitholders.

Over the medium term, the growth prospects of the merged group are stronger than those for GPT on a stand alone basis. Lend Lease is targeting distribution growth per stapled security of around 7% per annum for the merged group for each of the two years to 30 June 2007. The key drivers of this growth are Lend Lease's urban communities development businesses in Australia and the global construction operations of Bovis Lend Lease. The Delfin Lend Lease business has a long track record of growth while Lend Lease Development has secured a significant backlog of residential projects. Bovis Lend Lease has also grown strongly (notwithstanding the setbacks in 2004) and is well positioned for future growth as a top 12 global construction business.

The growth expected for the merged group is significantly higher than the 3% per annum growth that GPT expects to achieve on a stand alone basis. Although distribution growth is expected to strengthen, the risk profile of the merged group will change. The operating businesses of Lend Lease are higher risk with more volatile earnings than those generated from pure asset ownership.

- **Securities in the merged group are likely to trade at yields of 7.1-7.4% in the short term**

Stapled securities in Lend Lease Group will be rated by the market in relation to other stapled property securities. Stapled property securities trade on forecast yields for the year ending 30 June 2005 of as low as 6.6% in the case of Stockland and as high as 9.3% in the case of Valad Property Group. The trading yields of stapled securities reflect a range of factors including:

- quality of the investment portfolio;
- the proportion of income generated from 'passive' investment;
- the size of the business; and
- the outlook for distribution growth.

The merged group will be compared firstly with Westfield Group, Mirvac Group, Stockland and Multiplex Group. Analysts anticipate that securities in the merged group will initially trade on a forecast yield for the year ending 30 June 2005 in the range 7.1-7.8%. This is broadly consistent with the range of yields implied by the trading price of GPT units and Lend Lease shares since the announcement of agreed terms on 6 August 2004 and the price set for the GPT Cash-Out Option.

In Grant Samuel's view, the merged group is likely to trade at yields of 7.1-7.4% in the short term assuming unchanged market conditions:


Major Australian Stapled Property Securities
Forecast 2005 Distribution Yield(1), (2)
Stockland
6.6%
Westfield Group
6.7%
Lend Lease Group(3)
(low end of range)
7.1%
Lend Lease Group(3)
(high end of range)
7.4%
Mirvac Group
7.5%
Multiplex Group
8.0%

Note: (1) As at 17 September 2004.

(2) The trading yield of GPT prior to the initial announcement of the Proposed Merger was 7.4% based on forecast stand alone distributions for the year ending 30 June 2005 (although yields in the listed property sector have fallen since then).

(3) Based on a pro forma distribution of 81.4 cents per Lend Lease Group stapled security and trading yields of 7.1-7.4%.

This market rating recognises that securities in the merged group should attract greater attention from equity investors generally, notwithstanding the potential loss of interest from investors seeking lower risk, more stable income. While both Lend Lease and GPT are substantial, the merged group is expected to have a market capitalisation of around $10 billion and trading in Lend Lease Group stapled securities should have increased liquidity and depth. The market rating also reflects the much stronger growth expectations of the merged group than that of GPT standalone.

The expected yield range is consistent with the current pricing of GPT units and Lend Lease shares. While market prices provide a good indication of the short term trading price of Lend Lease Group securities following the Proposed Merger, GPT unitholders should recognise that security prices fluctuate and the yield at which Lend Lease Group securities trade in the future may be higher or lower than the prices implied by the current price of Lend Lease shares and GPT units.

- **The merger provides GPT unitholders with an opportunity to realise a meaningful premium to underlying value**

GPT unitholders that do not wish to retain stapled securities as a long tem investment will be able to realise their investment in GPT units in one of three ways:

- by participating in the GPT Cash-Out Option (up to a maximum of 30,000 existing units);
- by participating in the Cash Sale Facility; or
- by selling either GPT units on market pre merger or Lend Lease Group stapled securities post merger.

Unitholders participating in the GPT Cash-Out Option will receive $3.48 per existing unit (for up to 30,000 units) plus the Capital Distribution of 0.6 cents plus distributions of pre merger profits of 9.6 cents per unit. The value that GPT unitholders who do not participate in the GPT Cash-Out Option can secure depends on the prices at which GPT units or stapled securities in Lend Lease Group trade.

At a yield of 7.1-7.4%, stapled securities in the merged group will trade at a price equivalent to $3.55-3.67 per existing GPT unit. The terms of the Proposed Merger represent a meaningful premium to both the pre announcement GPT unit price and to underlying net asset value:

Premium and Exit Yield Implied by the Proposed Merger			
		Premium based on notional GPT exit price of	
		$3.55	$3.67
Premium to volume weighted average market price:			
20 May 2004[1]	- $3.06	16.0%	19.9%
Month prior to 20 May 2004	- $3.02	17.5%	21.5%
Three months prior to 20 May 2004	- $3.03	17.2%	21.1%
Premium to reported NTA[2] at 30 June 2004 per GPT unit - $2.74		**29.6%**	**33.9%**
"Exit yield" - forecast stand alone distribution for year ending 30 June 2005		**6.3%**	**6.1%**

Notes: (1) Day before GPT units were suspended from trading ahead of the initial announcement of Proposed Merger.
(2) NTA = net tangible assets

The premium to net assets and exit yield implied by the indicated prices are broadly consistent with evidence from recent takeovers and acquisitions in the property trust sector. In fact the premium to NTA is higher and the exit yield is lower than in recent property trust takeovers.

The "merger premium" being offered by Lend Lease can be realised by GPT unitholders in the short term assuming a continuation of current trading prices. The decision to hold Lend Lease Group securities beyond the short term is a separate investment decision to be made by GPT unitholders.

- **GPT Unitholders will have a share of the merged group (59.2%) that is demonstrably favourable relative to the GPT contribution in terms of both market value and underlying value**

The value contributed by GPT unitholders and Lend Lease shareholders to Lend Lease Group has been assessed in terms of both market value and underlying value. Grant Samuel believes that more emphasis should be given to market value than underlying value because:

- market value is an objective measure. Securities in GPT and Lend Lease are extensively traded on the ASX and closely followed by analysts. Their prices should represent assessments by a well informed market; and

- underlying value is such a different concept for an operating company like Lend Lease than it is for property trust like GPT that analysis based on underlying value should not be given much weight. Shares in operating companies generally trade at a significant discount to underlying value. Units in property trusts, on the other hand, often trade at a substantial premium to net asset values.

Based on the prices of Lend Lease shares and GPT units on the ASX in the three months prior to the initial announcement of the Proposed Merger, the 59.2% share of the merged group to be held by GPT unitholders is favourable compared to GPT's proportional contribution in terms of market value:

Contribution of Market Value to Lend Lease Group over the three months to 20 May 2004
(based on weighted average daily share prices)


Percentage Interest in the Lend Lease Group
62.0
60.0
58.0
56.0
54.0
52.0
GPT unitholders' 59.2% ownership interest in Lend Lease Group
Proportion of value contributed
20 February 2004
20 May 2004

Grant Samuel has also estimated the contribution of GPT unitholders in terms of underlying value. Lend Lease's underlying value has been assessed by aggregating the estimated market values of its businesses and other assets and then deducting an amount for overheads and external borrowings. The valuation of Lend Lease includes a premium for control and is summarised below:

Lend Lease – Valuation Summary ($ millions)

	Valuation Range	
	Low	**High**
Bovis Lend Lease	1,650	1,800
Development businesses	1,340	1,485
Funds management businesses	250	285
Real estate investments	1,805	1,980
Corporate overheads	(730)	(800)
Value of business operations	**4,315**	**4,750**
Other assets and liabilities	41	41
Net cash at 30 June 2004	285	285
Value of equity	**4,641**	**5,076**
Number of issued shares (millions)	398.7	398.7
Underlying value per share	**$11.64**	**$12.73**

The net asset value of GPT at 30 June 2004 of $2.74 per unit has been taken as the underlying value of GPT. The net asset value is based on the most recent independent valuations of the individual properties. Net asset value has limitations as a measure of GPT's underlying value and it is arguably conservative.

The analysis indicates that the share of the merged group that GPT unitholders will hold is greater than GPT's contribution to underlying value:

Lend Lease Group – Underlying Value Contribution ($ million)		
	Valuation Range	
	Low	High
Value of equity in GPT	5,524	5,524
Adjustment for Special Distribution and Capital Distribution	(1,324)	(1,324)
	4,200	4,200
Value of equity in Lend Lease	4,641	5,076
Adjustment for Special Dividend and Off-Market Buy Back	(483)	(483)
	4,158	4,593
Combined value	8,358	8,793
GPT contribution (%)	50.3%	47.8%
GPT share of Lend Lease Group (%)	59.2%	59.2%

Grant Samuel believes that, based on the relative contributions of market value and underlying value, the terms of the Proposed Merger are demonstrably fair to GPT unitholders.

- **The Proposed Merger should result in other benefits**

The Proposed Merger will give rise to after tax synergies relating to overhead rationalisation and the ability to operate the combined business on a more tax efficient basis estimated at $12 million per annum. A further $48 million per annum of after tax savings are anticipated, although these arise from the restructuring of Lend Lease and are not directly related to the Proposed Merger. These gains are incorporated into the distribution forecasts.

The Proposed Merger offers several other potential benefits:

- the Proposed Merger will result in the internalisation of management. As a consequence, unitholders secure the existing GPT management team (who are employees of Lend Lease) and ensure an alignment of interests between Lend Lease and GPT;
- GPT unitholders will have an ongoing exposure to Lend Lease development opportunities. GPT's growth in net assets in the future on a stand alone basis is, in part, expected to be achieved through access to Lend Lease developments. Without an ongoing relationship with Lend Lease, these opportunities might be lost; and
- the increased scale of the merged group will provide the construction and development businesses of Lend Lease with greater financial flexibility to pursue projects.

- **The characteristics of the investment held by GPT unitholders will materially change. This may not suit some unitholders**

The most significant issue for GPT unitholders is the material change in the investment characteristics and risk/return profile of their investment. Lend Lease is primarily a construction and development business with a higher risk/return profile than property ownership. Earnings from these businesses are more volatile and can be susceptible to losses even if managed well.

Moreover, unitholders will be exposed to the risks (and rewards) of investing in other countries. Lend Lease is a global business with significant operations in the United Kingdom and the United States. Investing in foreign markets brings exposure to a range of risks including economic, tax, regulatory and currency (although there are also diversification benefits).

Construction and development income is initially forecast to represent more than 25% of the merged group's income while overseas operations are forecast to contribute approximately 25%:

Lend Lease Group – Pro Forma 2005 Forecast Earnings


By Activity
Project and Construction Management 15%
Investment Assets 71%
Development 11%
Funds Management 3%
By Geography
Europe 15%
Americas 10%
Asia Pacific 75%

Source: Explanatory Memorandum
Note: (1) Pro forma profit after tax and before interest, amortisation and net corporate overheads for the year ending 30 June 2005.

The changes to the risk/return profile may not be attractive to some unitholders, particularly those who have invested primarily for the consistent income provided by GPT. On the other hand, trends in the listed property trust market suggest that investors are increasingly attracted to income streams that are higher growth (and higher risk) than income streams from pure passive property investments.

The financial risk profile will also change. Gearing of the merged group is expected to increase from GPT's current gearing level of 29.5% (after allowing for the acquisition of the Nature-Based Resorts) to around 31.6% on a pro forma basis as at 30 June 2004.[2] The additional financial risk is not considered material but the higher gearing may limit financing flexibility.

There are other issues or disadvantages for GPT unitholders to consider but these are not regarded as significant. There is a reduction in attributable net tangible asset backing but asset backing will not be the primary driver of the market value of stapled securities in the Lend Lease Group. There will also be tax consequences. The nature of distributions will change, some pre-CGT unitholders may have a reduced tax cost base for their investment in stapled securities (although access to the Exchange Facility mitigates this impact) and unitholders will not be entitled to the benefit of CGT discounting on the Lend Lease shares they will own as part of their stapled securities until they have held their stapled securities for 12 months.

Those unitholders who do not wish to hold stapled securities can elect to sell their existing units on market or through participation in the GPT Cash-Out Option (for up to 30,000 units) or through the Cash Sale Facility. They may also sell their stapled securities on market post merger. Assuming unchanged market conditions, the price they receive will represent a significant premium to the price at which GPT units were trading prior to the initial announcement of the Proposed Merger. Sale through the GPT Cash-Out Option may not optimise the price realised but it will give certainty at a very attractive price.

- **There are longer term issues that GPT unitholders need to consider**

  GPT unitholders electing to retain securities in the merged group will be exposed to a range of risks that could impact the future trading price of the merged group:

  - Lend Lease in recent years has had a chequered history. The significant write down of its former United States real estate investment business had placed pressure on Lend Lease's share price. A new chief executive officer was appointed at the end of 2002 and with the board has sought to reposition the business in the lower risk retail and residential development sectors. However, the management as a team is new. Two of the four senior executives (including the

[2] Gearing for this purpose defined as total borrowings to total assets.

chief executive) come from outside of the property industry. Arguably, as a leadership team they are, as yet, unproven;

- construction and development businesses are susceptible to significant losses even if well managed. Lend Lease has experienced several such losses over the last couple of years in both development and construction; and

- it is proposed that the merged group will initially pay out 100% of its after tax earnings (adjusted for certain inter entity eliminations and non-cash expenses such as amortisation of goodwill). Pay out ratios of corporate earnings for comparable stapled securities are generally lower than 100% giving an ability to smooth distributions from the often volatile earnings of 'active' businesses. Lend Lease Group will not have this same capacity. Accordingly, under this pay out policy to avoid volatility of distributions a need may arise for distributions to be made from the retained earnings of Lend Lease.

- **Alternatives to the Proposed Merger are unlikely to deliver a value uplift of the same magnitude. In any case, there is ample opportunity for a superior offer to be put to unitholders**

GPT units are currently trading at prices in the range $3.50-3.70. These prices would almost certainly not be sustained in the absence of the Proposed Merger or an alternative acquisition proposal. The prospects of an alternative superior offer emerging are limited:

- the size (and possibly diversity) of GPT's asset base limits the number of potential acquirers;

- most potential acquirers are smaller than GPT. Accordingly, an acquisition may need to be largely scrip funded reducing the potential to increase distributions per unit through the use of leverage; and

- the current trading yields of most potential acquirers is such that an acquisition at or above the current market price is likely to be dilutive for the potential acquirer.

However, an alternative offer cannot be ruled out. There is ample opportunity for a proposal to be put to GPT unitholders. The current proposal from Lend Lease presents no impediment to an alternative proposal being put forward. Potential bidders have sufficient time to fully consider whether to submit a proposal.

The Independent Directors have considered a range of alternatives to the Proposed Merger including:

- the separation of Bovis Lend Lease from the remaining businesses; and

- internalisation of management.

No preferred alternative was identified that was realistically available. Each of the proposals considered required either the agreement of Lend Lease or the pursuit of untested avenues. Lend Lease has indicated that the Proposed Merger is the only proposal available to GPT.

- **The increase in Lend Lease's relevant interest is fair and reasonable**

In Grant Samuel's opinion the increase in Lend Lease's relevant interest up to a maximum of 26.1% is fair and reasonable to the GPT unitholders not associated with Lend Lease. The increased relevant interest arises only by virtue of the transaction structure adopted to implement the Proposed Merger. The transaction structure must be viewed in the context of the entire transaction which in Grant Samuel's view is in the best interest of GPT unitholders as a whole (in the absence of a superior proposal).

4 Other Matters

This report is general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual unitholders in GPT. Because of that, before acting in relation to their investment, unitholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Unitholders should read the Explanatory Memorandum issued by GPT Management in relation to the Proposed Merger.

Approval or rejection of the Proposed Merger is a matter for individual unitholders, based on their expectations as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, portfolio strategy and tax position. In particular, taxation consequences (such as the extent to which capital gains tax will be payable) will vary widely across unitholders. Unitholders will need to consider these consequences and, if appropriate, should consult their own professional adviser.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act, 2001. The Financial Services Guide is included at the beginning of the full report.

This letter is a summary of Grant Samuel's opinion. The full report from which this summary has been extracted is attached and should be read in conjunction with this summary.

The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date.

Yours faithfully
GRANT SAMUEL & ASSOCIATES PTY LIMITED

Grant Samuel & Associates

GPT

GENERAL PROPERTY TRUST

Financial Services Guide and Independent Expert's Report in relation to the Proposed Merger with Lend Lease Corporation Limited

Grant Samuel & Associates Pty Limited

(ACN 050 036 372)

8 October 2004

GRANT SAMUEL & ASSOCIATES

LEVEL 19 GOVERNOR MACQUARIE TOWER
1 FARRER PLACE SYDNEY NSW 2000
GPO BOX 4301 SYDNEY NSW 2001
T: +61 2 9324 4211 / F: +61 2 9324 4301
www.grantsamuel.com.au

Financial Services Guide

Grant Samuel & Associates Pty Limited ("Grant Samuel") carries on business at Level 19, Governor Macquarie Tower, 1 Farrer Place, Sydney NSW 2000. Grant Samuel holds Australian Financial Services Licence No. 240985 authorising it to provide financial product advice on securities and interests in managed investments schemes to wholesale and retail clients.

The Corporations Act, 2001 requires Grant Samuel to provide this Financial Services Guide ("FSG") in connection with its provision of an independent expert's report ("Report") which is included in a document ("Disclosure Document") provided to members by the company or other entity ("Entity") for which Grant Samuel prepares the Report.

Grant Samuel does not accept instructions from retail clients. Grant Samuel provides no financial services directly to retail clients and receives no remuneration from retail clients for financial services. Grant Samuel does not provide any personal retail financial product advice to retail investors nor does it provide market-related advice to retail investors.

When providing Reports, Grant Samuel's client is the Entity to which it provides the Report. Grant Samuel receives its remuneration from the Entity. In respect of the Report for GPT Management Limited ("GPT Management") as responsible entity for General Property Trust ("GPT") in relation to the Proposed Merger with Lend Lease Corporation Limited ("Lend Lease") to form the Lend Lease Group (the "GPT Report"), Grant Samuel will receive a fixed fee of $1,000,000 plus reimbursement of out-of-pocket expenses for the preparation of the Report (as stated in Section 8.3 of the GPT Report).

No related body corporate of Grant Samuel, or any of the directors or employees of Grant Samuel or of any of those related bodies or any associate receives any remuneration or other benefit attributable to the preparation and provision of the Report.

Grant Samuel is required to be independent of the Entity in order to provide a Report. The guidelines for independence in the preparation of Reports are set out in Practice Note 42 issued by the Australian Securities Commission (the predecessor to the Australian Securities & Investments Commission) on 8 December 1993. The following information in relation to the independence of Grant Samuel is stated in Section 8.3 of the GPT Report:

"Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with GPT, GPT Management or Lend Lease that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Proposed Merger. Grant Samuel advises that in the previous five years Grant Samuel has undertaken the following roles under mandates from GPT and Lend Lease and associated entities:

- *in 2003, Grant Samuel commenced preparation for an independent advice to GPT in connection with a proposed acquisition with Lend Lease of the ComLand business. The transaction in the form proposed did not proceed and the assignment was not completed;*
- *Grant Samuel prepared an independent expert's report dated 23 October 2003 on the merits of Morgan Stanley or Principal Real Estate Investors (Australia) Limited acting as responsible entity and manager of the Lend Lease US Office Trusts;*
- *in 1999, Grant Samuel prepared an indicative valuation of Lend Lease Capital Services' 70% interest in the Port of Geelong Unit Trust as at 30 June 1999;*
- *in February 1999, Grant Samuel managed the sale of Lend Lease Employer Systems by selective tender;*
- *Grant Samuel Pty Limited, a related entity of Grant Samuel, provides services to existing or potential property tenants. From time to time these services may relate to properties owned by GPT or managed by Lend Lease; and*
- *the Grant Samuel group of companies is a tenant of Governor Macquarie Tower, 1 Farrer Place, Sydney which is 25% owned by GPT.*

In addition, two of the Grant Samuel executives involved in the preparation of this report hold parcels of less than 1,000 shares in Lend Lease.

Grant Samuel commenced analysis for the purposes of this report in July 2004 prior to the announcement of the Proposed Merger. This work did not involve Grant Samuel participating in setting the terms of, or any negotiations leading to, the Proposed Merger.

Grant Samuel has no involvement with, or interest in the outcome of, the Proposed Merger, other than the preparation of this report.

Grant Samuel will receive a fixed fee of $1,000,000 for the preparation of this report. This fee is not contingent on the outcome of the Proposed Merger. Grant Samuel's out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993.

Grant Samuel has internal complaints-handling mechanisms and is a member of the Financial Industry Complaints Services' Complaints Handling Tribunal, No. F 4197.

Grant Samuel is only responsible for the Report and this FSG. Complaints or questions about the Disclosure Document should not be directed to Grant Samuel which is not responsible for that document. Grant Samuel will not respond in any way that might involve any provision of financial product advice to any retail investor.

Table of Contents

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1 Terms of the Proposed Merger

On 24 May 2004, Lend Lease Corporation Limited ("Lend Lease") announced a proposal to merge with General Property Trust ("GPT") to form the Lend Lease Group. The independent directors of GPT Management Limited ("GPT Management"), a wholly owned subsidiary of Lend Lease and the responsible entity for GPT, undertook a review of the merger proposal as well as a range of other potential alternatives that might be available to GPT.

After completing its review, GPT Management sought to enhance the terms of the merger with Lend Lease. GPT Management announced on 27 July 2004 that it was unable to agree terms with Lend Lease. However, on 6 August 2004, the independent directors of GPT Management announced that they had agreed revised merger terms with Lend Lease and that they would recommend those terms to GPT unitholders (the "Proposed Merger"). The merger is to be achieved by stapling GPT units and Lend Lease shares to create stapled securities in Lend Lease Group. On 26 August 2004, the parties executed a detailed agreement setting out the merger terms and principles (the "Merger Implementation Agreement").

Overview of Proposed Merger

GPT unitholders can elect to receive stapled securities in Lend Lease Group and/or participate in a cash-out option (the "GPT Cash-Out Option").

Unitholders who elect stapled securities will:

- receive a number of stapled securities based on a stapling ratio of 1 Lend Lease share for up to 3.8 GPT units.[1] The ultimate stapling ratio may be less than 1:3.8 (but more than 1:3.09) depending on the extent to which GPT unitholders elect to participate in the GPT Cash-Out Option;
- receive a special distribution of up to 65 cents per unit (the "Special Distribution"). The final amount of the Special Distribution may be less than 65 cents per unit depending on the extent to which GPT unitholders elect to participate in the GPT Cash-Out Option. The Special Distribution will be 100% tax advantaged; and
- receive a capital distribution of 0.6 cents per unit (the "Capital Distribution").

The GPT Cash-Out Option will enable each unitholder to elect that up to 30,000 of their units be cancelled for a cash consideration of $3.48 per unit. Those units will also be entitled to the Capital Distribution of 0.6 cents per unit.

Lend Lease will make available to GPT (by subscribing for units in GPT) a cash pool of $1,311 million to fund the GPT Cash-Out Option and the Special Distribution. To the extent that cash is paid to cancel GPT units under the GPT Cash-Out Option, the amount of the Special Distribution will be reduced so that the total amount of cash paid to GPT unitholders under the GPT Cash-Out Option plus the Special Distribution equals $1,311 million. The stapling ratio of 3.8 GPT units for every Lend Lease share will be reduced to compensate for the lower Special Distribution.

Lend Lease shareholders will receive:

- 1 stapled security in Lend Lease Group for every 1 Lend Lease share held; and
- a special fully franked dividend of 23.8 cents per share.

In addition, profit generated by GPT and Lend Lease from 1 July 2004 to 30 November 2004 will be distributed. These payments are estimated to be:

- for GPT unitholders, the regular September distribution of 5.5 cents per unit (the "September Distribution") and a distribution of 4.1 cents per unit for the period 1 October 2004 to 30 November 2004 (the "Pre-Merger Distribution"). Approximately 45% of these distributions will be tax advantaged; and

[1] The stapling ratio was established by reference to the Lend Lease share price of $10.75 at close on 20 May 2004 and a GPT unit price of $3.48 (which was a 14% premium to the GPT unit price at close on 20 May 2004 of $3.05).

- for Lend Lease shareholders, an unfranked dividend of 32.4 cents per share.

Lend Lease shareholders can elect to participate in an off-market buy back of up to $388 million of Lend Lease shares to be undertaken as part of the Proposed Merger (the "Off-Market Buy Back").

Both GPT unitholders and Lend Lease shareholders can also elect to sell some or all of their units or shares through a sale facility to be operated in conjunction with the Proposed Merger.

Approvals Required

The Proposed Merger is subject to the approval of both GPT unitholders and Lend Lease shareholders. GPT unitholders will be asked to approve four resolutions:

- a special resolution to amend the constitution of GPT to facilitate the stapling of GPT units to Lend Lease shares;
- a special resolution to authorise GPT Management to carry out the Proposed Merger; and
- ordinary resolutions pursuant to Item 7 of Section 611 of the Corporations Act to approve:
  - Lend Lease's subscription for GPT units equal to approximately 18.7% of the total number of issued units in GPT as part of the funding for the GPT Cash-Out Option and Special Distribution; and
  - acquisitions by Lend Lease or its associates of up to 3% of GPT units as part of its investment and asset management activities following the Proposed Merger.

In addition, GPT Management has applied to the Supreme Court of New South Wales for judicial advice to confirm its power to take the steps required to implement the Proposed Merger ("Judicial Advice"). GPT Management intends to act in accordance with the Judicial Advice granted.

Ownership Structure

The current ownership structure of GPT and Lend Lease is illustrated below:


Current Ownership Structure
Public Lend Lease Shareholders
Public GPT Unitholders
100%
99.1%
Lend Lease
GPT
0.9%(1)

Note. (1) Excludes Lend Lease's relevant interest in units that arises by virtue of Lend Lease being manager of third party funds (including the GPT Split Trust).

If the Proposed Merger is implemented and subject to the number of Lend Lease shares bought back under the Off-Market Buy Back, the ownership structure of the Lend Lease Group will be:

Lend Lease Group - Proposed Ownership Structure


Former Public Lend Lease Shareholders
Former Public GPT Unitholders
40.8%
59.2%
Lend Lease Group
Lend Lease
Stapled
GPT
18.7%

Note: (1) Stapled securityholdings of former Lend Lease shareholders and former GPT unitholders in Lend Lease Group have been calculated assuming that 32.3 million Lend Lease shares are acquired under the Off-Market Buy Back at a price of $12.00 per share.

(2) Lend Lease's 18.7% interest in GPT excludes its relevant interest in units that arise by virtue of Lend Lease being manager of third party funds (including the GPT Split Trust).

The ultimate holding of former GPT unitholders in Lend Lease Group will be determined by the number of shares bought back under the Off-Market Buy Back. This in turn will be impacted by the buy back price which is to be set through a tender process. The table below illustrates the impact on the stapled securityholding in Lend Lease Group of former GPT unitholders:

Relevant Interests in Lend Lease Group		
Assumed Off-Market Buy Back Price	**Former Lend Lease Shareholders Ownership**	**Former GPT Unitholders Ownership**
$11.00	40.6%	59.4%
$11.50	40.7%	59.3%
$12.00	40.8%	59.2%
$12.50	40.9%	59.1%
$13.00	41.0%	59.0%

Detailed Implementation Steps

The following steps to effect the stapling of GPT and Lend Lease will be implemented if the Proposed Merger is approved:

- the number of GPT units will be adjusted by way of consolidation to reflect the merger terms. This adjustment has the effect that the 2,016.7 million issued units in GPT will be consolidated on the basis that each GPT unit will convert into approximately 0.26 GPT units (based on the stapling ratio of 3.8 GPT units for every 1 Lend Lease share), decreasing the number of issued units in GPT to approximately 530.7 million. The ultimate stapling ratio will depend on the extent to which GPT unitholders elect to participate in the GPT Cash-Out Option. Where the consolidation of units results in a unitholder owning a fraction of a unit, the number of units held will be rounded to the nearest whole number of units;
- the number of Lend Lease shares subject to stapling will be equal to the number of Lend Lease shares currently on issue (398.7 million) less those shares bought back under the Off-Market Buy Back. If, for example, shares are bought back at a price of $12.00 per share, the number of issued shares to be stapled will be 366.4 million; and
- each of GPT and Lend Lease will make a special distribution by way of a capital return that will be applied on behalf of each securityholder to subscribe for newly issued securities in each other entity. GPT unitholders will receive a special distribution of 0.01 cents per unit that will be applied to subscribe for Lend Lease shares at 0.01 cents each. Lend Lease shareholders will receive a special

distribution of 0.01 cents per share that will be applied to subscribe for consolidated GPT units at 0.01 cents each. Subject to the number of Lend Lease shares bought back under the Off-Market Buy Back and the extent GPT unitholders elect to participate in the GPT Cash-Out Option. GPT will issue additional units and Lend Lease will issue additional shares such that on implementation of the Proposed Merger each securityholder will hold the same number of units in GPT and shares in Lend Lease.

The units in GPT and shares in Lend Lease will be "stapled" to each other and will trade jointly on the Australian Stock Exchange ("ASX") as a single security under the name Lend Lease Group.

The GPT Cash-Out Option will enable each unitholder to elect that up to 30,000 of their units be cancelled for a cash consideration of $3.48 per unit. A maximum of 376.7 million units will be able to be cancelled under this facility at a total cost of $1,311 million. If participation in the facility exceeds this amount, a scale back will apply. GPT unitholders who participate in the GPT Cash-Out Option will receive (in respect of cancelled units) the September Distribution, the Capital Distribution and the Pre-Merger Distribution but not the Special Distribution.

To the extent that GPT units are cancelled under the GPT Cash-Out Option, the size of the Special Distribution for other GPT units will be reduced so that the total amount of cash paid to GPT unitholders does not exceed $1,311 million. The stapling ratio of 3.8 GPT units for every Lend Lease share will be reduced to compensate for the lower Special Distribution per GPT unit.

Consequently, the range of possible scenarios under the Proposed Merger for participating GPT unitholders can be summarised as follows:

Proposed Merger – Possible Impact on GPT Unitholders

GPT Cash-Out Option				For every 1,000 GPT Units			
Take-up (%)	Total ($ million)	Special Distribution (cents per unit)	Stapling Ratio	Number of GPT Units[2]	Number of Lend Lease Shares	Special Distribution ($)	Capital Distribution ($)
0%	-	65	3.80	263	263	650	6
25%	328	51	3.62	276	276	510	6
50%	655	36	3.45	290	290	360	6
75%	983	19	3.27	306	306	190	6
100%	1,311	-	3.09	324	324	-	6

Prior to implementation of the Proposed Merger, Lend Lease will complete the Off-Market Buy Back of up to $388 million. Participation in the off-market buy back is voluntary with the price to be determined by way of a tender process. The number of shares bought back will depend on the outcome of the tender process. Lend Lease shareholders who sell into the Off-Market Buy Back will also receive the dividends proposed to be paid by Lend Lease upon implementation of the Proposed Merger.

Other features of the Proposed Merger are:

- Lend Lease will subscribe for units in GPT for an amount of $1,311 million, the proceeds of which will be used by GPT to fund the GPT Cash-Out Option and the Special Distribution. The number of GPT units subscribed for and the issue price is to be determined by GPT and Lend Lease prior to stapling. These units will not participate in the stapling and will continue to be held by Lend Lease following the Proposed Merger;
- profits generated by GPT and Lend Lease from 1 July 2004 to 30 November 2004 will be paid out to the respective unitholders and shareholders;
- Lend Lease currently owns 17.3 million units in GPT. Lend Lease will either sell these units in the ordinary course of trading on the ASX or dispose of them through a cash sale facility undertaken as part of the Proposed Merger;
- the Lend Lease Group will initially consist of three of the current GPT independent directors, four current non executive Lend Lease directors and Greg Clarke, chief executive officer of Lend Lease. One or more new independent directors may be added to the board; and

[2] GPT units on issue following adjustment by way of consolidation.

- Lend Lease will offer to acquire for cash all income units and growth units in the GPT Split Trust to be effected by way of a trust scheme. The consideration offered to income unit holders will be $2.338 per income unit plus 25% of any excess realised through the cash sale facility to be operated as part of the Proposed Merger. Holders of growth units will be offered $1.368 per growth unit plus 75% of any excess realised through the cash sale facility to be operated as part of the Proposed Merger. The trust scheme will be considered by GPT Split Trust unitholders prior to GPT unitholder meeting in relation to the Proposed Merger with implementation conditional on approval of the Proposed Merger. If the GPT Split Trust scheme and the Proposed Merger are approved, Lend Lease will sell all of the GPT units held by the GPT Split Trust through the cash sale facility.

GPT unitholders and Lend Lease shareholders will be able to elect to sell some or all of their existing units or shares (as the case may be) to ABN AMRO Equities Australia Limited or Macquarie Securities (Australia) Limited (collectively the "Sale Banks") in return for cash ("Cash Sale Facility") or to the Sale Banks in return for stapled securities ("Exchange Sale Facility"):

- under the Cash Sale Facility, the Sale Banks will sell the stapled securities the securityholder would otherwise be entitled to and remit the cash proceeds of the sale to participants; and
- under the Exchange Sale Facility, the Sale Banks will transfer to the securityholder the stapled securities the holder would have received had those securities participated in the Proposed Merger.

GPT unitholders who participate in the Cash Sale Facility and Exchange Sale Facility will receive the Capital Distribution and the Pre-Merger Distribution. Lend Lease shareholders who participate in the Cash Sale Facility and Exchange Sale Facility will also receive the dividends to be paid by Lend Lease upon implementation of the Proposed Merger.

All of the stapled securities to be sold under the Cash Sale Facility will be pooled and made available for purchase by institutional investors under a bookbuild sale process to be conducted by the Sale Banks. On completion of the bookbuild, the Sale Banks will, after consultation with Lend Lease Group, determine the price at which stapled securities are sold under the Cash Sale Facility. The Cash Sale Facility price will be determined having regard to a number of factors including the number of stapled securities offered for sale, prevailing market conditions, the need to maintain an orderly secondary market for all stapled securities and the period in which the bookbuild is to be completed. The price at which stapled securities are sold under the Cash Sale Facility is not guaranteed and may not be the highest price at which all stapled securities available for sale under the Cash Sale Facility could be sold on the ASX. No brokerage or other fees will be charged on a sale under the Cash Sale Facility or Exchange Sale Facility.

Shareholders and unitholders with registered foreign addresses other than those resident in New Zealand, the United States of America and Germany (and in certain circumstances the United Kingdom, Hong Kong and Singapore) ("excluded foreign securityholders") will not receive stapled securities and will not be entitled to participate in the GPT Cash-Out Option. Excluded foreign securityholders will automatically participate in the Cash Sale Facility for all their GPT units .

In addition to GPT unitholder approval and the grant of Judicial Advice, the Proposed Merger is subject to a number of other conditions (as set out in the Merger Implementation Agreement) including:

- approval of Lend Lease shareholders. Lend Lease shareholders will be asked to approve two resolutions including a resolution to approve a member's scheme of arrangement under Section 411 of the Corporations Act, 2001 ("Corporations Act"), a special resolution to amend the Lend Lease constitution to facilitate the stapling of Lend Lease shares to GPT units and an ordinary resolution approving the provision of financial benefits by Lend Lease to related parties by giving effect to the terms of the Stapling Deed;
- approval of the Lend Lease scheme of arrangement by the Supreme Court of New South Wales;
- the grant of certain ASX and Australian Securities and Investment Commission ("ASIC") consents, waivers and approvals necessary to implement the Proposed Merger; and
- the Merger Implementation Agreement not being terminated by either party.

The Merger Implementation Agreement allows for a number of termination events and is subject to a sunset date of 31 January 2005 by which date the conditions must be satisfied or waived.

2 Scope of the Report

2.1 Purpose of the Report

The Proposed Merger is subject to the approval of both GPT unitholders and Lend Lease shareholders. GPT unitholders are required to approve four interdependent resolutions at a unitholders meeting in order for the Proposed Merger to be implemented. Two of the four resolutions must be approved by a special resolution of unitholders representing at least 75% of the votes cast on the resolution.

There is no statutory requirement for GPT Management to obtain any form of independent report in relation to the Proposed Merger. However, the independent directors of GPT Management have decided that an independent expert's report should be prepared for GPT unitholders.

The independent directors of GPT Management have engaged Grant Samuel & Associates Pty Limited ("Grant Samuel") to prepare an independent expert's report setting out whether, in Grant Samuel's opinion, the Proposed Merger is in the best interests of GPT unitholders as a whole and to state reasons for its opinion.

Grant Samuel has also been requested to state its opinion as to whether or not the increase in Lend Lease's relevant interest in GPT to more than 20% is fair and reasonable to the unitholders not associated with Lend Lease (the "non associated unitholders").

This report has been prepared by Grant Samuel to assist the independent directors of GPT Management in making their recommendation to GPT unitholders in relation to the Proposed Merger and to assist the unitholders to assess the merits of the Proposed Merger. The sole purpose of this report is as an expression of Grant Samuel's opinion as to whether the Proposed Merger is in the best interests of GPT unitholders and whether or not the increase in Lend Lease's relevant interest in GPT is fair and reasonable to the non associated unitholders. A copy of this report is to be despatched to GPT unitholders with the Notice of Meeting and Explanatory Memorandum issued by GPT Management ("Explanatory Memorandum").

This report contains general financial product advice only and has been prepared without taking into account the objectives, financial situation or needs of individual unitholders in GPT. Because of that, before acting in relation to their investment, unitholders should consider the appropriateness of the advice having regard to their own objectives, financial situation or needs. Unitholders should read the Explanatory Memorandum issued by GPT Management in relation to the Proposed Merger.

Approval or rejection of the Proposed Merger is a matter for individual unitholders based on their expectations as to value and future market conditions and their particular circumstances including risk profile, liquidity preference, portfolio strategy and tax position. Unitholders who are in doubt as to the action they should take in relation to the Proposed Merger should consult their own professional adviser.

2.2 Basis of Evaluation

Part 3 of Schedule 8 of the Corporations Regulations prescribes the information to be sent to securityholders in relation to the schemes of arrangement pursuant to Section 411 of the Corporations Act. It requires that, in certain circumstances, an explanatory statement to securityholders must be accompanied by an independent expert's report stating whether the proposed scheme is in the best interests of the securityholders.

There is no legal definition of the expression "in the best interests". The Australian Securities Commission (now the Australian Securities and Investments Commission) issued Policy Statement 75 which established certain guidelines in respect of independent expert's reports prepared for the purposes of Sections 411, 640 and 703 of the Corporations Act. Policy Statement 75 is primarily directed towards reports prepared for the purpose of Section 640 and comments on the meaning of "fair and reasonable" in the context of a takeover offer. The statement gives limited guidance as to the regulatory interpretation or meaning of "in the best interests" other than to imply that it is similar to "fair and reasonable".

Schemes of arrangement pursuant to Section 411 can encompass a wide range of transactions. Accordingly, "in the best interests" must be capable of a broad interpretation to meet the particular circumstances of each transaction. This involves a judgement on the part of the expert as to the overall commercial effect of the transaction, the circumstances that have led to the proposal and the alternatives available. The expert must weigh up the advantages and disadvantages of the proposal and form an overall view as to whether the securityholders are likely to be better off if the proposal is implemented than if it is not.

In Grant Samuel's opinion, the most appropriate basis on which to evaluate the Proposed Merger is to assess the overall impact on the unitholders of GPT and to form a judgement as to whether the expected benefits outweigh any disadvantages and risks that might result.

In forming its opinion as to whether the Proposed Merger is in the best interests of GPT unitholders, and whether or not the increase in Lend Lease's relevant interest is fair and reasonable to the non associated unitholders, Grant Samuel has considered the following:

- the value of GPT units implied by the terms of the Proposed Merger;
- the likely market for stapled securities in Lend Lease Group;
- the proportion of Lend Lease Group received by GPT unitholders compared to their contribution of market value;
- the proportion of Lend Lease Group received by GPT unitholders compared to their contribution of underlying value;
- the likelihood of alternative transactions which could realise better value;
- any other advantages and benefits arising from the Proposed Merger;
- the costs, disadvantages and risks of the Proposed Merger; and
- the impact of the increase in Lend Lease's relevant interest in GPT on the effective control of Lend Lease Group.

2.3 Sources of Information

The following information was utilised and relied upon, without independent verification, in preparing this report:

Publicly Available Information

- the Explanatory Memorandum and Notice of Meeting relating to the Proposed Merger (including earlier non public drafts);
- annual reports of GPT for the four years ended 31 December 2003;
- half yearly announcement of GPT for the six months ended 30 June 2004;
- annual reports of Lend Lease for the four years ended 30 June 2004;
- press releases, public announcements, media and analyst presentation material and other public filings by GPT and Lend Lease including information available on the websites of each entity;

- brokers' reports and recent press articles on GPT and Lend Lease and the real estate development and construction industry; and
- sharemarket data and related information on Australian entities engaged in the property trust sector and on Australian and international entities engaged in the real estate development and construction industries and on acquisitions of entities in these industries.

Non Public Information provided by GPT and Lend Lease

- independent valuations of the properties owned by GPT and certain properties owned by Lend Lease;
- copy of draft report by KPMG in relation to the review of the pro forma historical financial performance for Lend Lease Group for the two years ending 30 June 2004;
- copy of draft report by KPMG Transaction Services (Australia) Pty Limited ("KPMG Transaction Services") in relation to the review of the forecast financial information for Lend Lease Group for the year ending 30 June 2005; and
- other confidential documents, board papers, presentations and working papers.

Grant Samuel has also held discussions with, and obtained information from, senior management of GPT Management and its advisers and senior management of Lend Lease.

2.4 Limitations and Reliance on Information

Grant Samuel believes that its opinion must be considered as a whole and that selecting portions of the analysis or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

Grant Samuel's opinion is based on economic, sharemarket, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially, subsequent to the date of this report, the opinion could be different in these changed circumstances. However, Grant Samuel has no obligation or undertaking to advise any person of any change in circumstances which has come to its attention after the date of this report or to review, revise or update its report or opinion.

This report is also based upon financial and other information provided by GPT Management and its advisers and Lend Lease. Grant Samuel has considered and relied upon this information. GPT Management and Lend Lease have represented in writing to Grant Samuel that to their knowledge the information provided by them was complete and not incorrect or misleading in any material aspect. Grant Samuel has no reason to believe that any material facts have been withheld.

The information provided to Grant Samuel has been evaluated through analysis, inquiry and review to the extent that it considers necessary and appropriate for the purposes of forming an opinion as to whether the Proposed Merger is in the best interests of GPT unitholders. However, Grant Samuel does not warrant that its inquiries have identified or verified all of the matters that an audit, extensive examination or "due diligence" investigation might disclose. "Due diligence" on Lend Lease is the responsibility of GPT Management and its management and directors and is beyond the scope of an independent expert. Grant Samuel has assumed the directors have satisfied themselves in relation to due diligence matters. In any event, an opinion of the kind expressed in this report is more in the nature of an overall review reflecting commercial judgements rather than a detailed audit, verification or investigation.

An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgement of management. This type of information was also evaluated through analysis, inquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of GPT or Lend Lease. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and in a manner consistent with the method of accounting in previous years (except where noted).

The information provided to Grant Samuel included:

- the stand alone pro forma historical financial performance for the two years ended 30 June 2004 for GPT (the "GPT Pro Forma Historicals") and for Lend Lease (the "Lend Lease Pro Forma Historicals");

- the pro forma consolidated historical financial performance and cash flows for Lend Lease Group for the two years ended 30 June 2004 (the "Lend Lease Group Historicals");

- the stand alone pro forma forecast financial performance and distribution statements for the year ending 30 June 2005 for GPT (the "GPT Forecast") and for Lend Lease (the "Lend Lease Forecast");

- the consolidated pro forma forecast financial performance and distribution statement for Lend Lease Group for the year ending 30 June 2005 assuming that GPT and Lend Lease had been stapled on 1 July 2004 (the "Lend Lease Group Forecast");

- the consolidated pro forma forecast financial performance for Lend Lease Group for the year ending 30 June 2005 assuming that GPT and Lend Lease are stapled on 30 November 2004 and excluding all pro forma adjustments (the "Lend Lease Group Statutory Forecast") and

- the pro forma consolidated financial position of Lend Lease Group as at 30 June 2004 assuming that the merger occurred at that date (the "Lend Lease Group Financial Position").

GPT Management and Lend Lease are responsible for this financial information. The Lend Lease Group Historicals and the Lend Lease Group Financial Position were reviewed by KPMG and its Investigating Accountant's Report is set out in Section 5 of the Explanatory Memorandum. The Lend Lease Group Forecast and the Lend Lease Group Statutory Forecast were reviewed by KPMG Transaction Services and its Investigating Accountant's Report is set out in Section 6 of the Explanatory Memorandum.

Grant Samuel has used and relied on this financial information for the purposes of its analysis. Grant Samuel has not investigated this financial information in terms of the reasonableness of the underlying assumptions, accuracy of compilation or application of assumptions. However, the Lend Lease Group financial information has been subject to comprehensive review by KPMG and KPMG Transaction Services (copies of which were made available to Grant Samuel). These reviews were unqualified. On this basis, Grant Samuel considers that there are reasonable grounds to believe that the financial information has been prepared on a reasonable basis.

However, the achievability of the GPT Forecast, the Lend Lease Forecast, the Lend Lease Group Forecast and the Lend Lease Group Statutory Forecast is not warranted or guaranteed by Grant Samuel. Future profits and cash flows are inherently uncertain. They are predictions by management of future events that cannot be assured and are necessarily based on assumptions, many of which are beyond the control of the company or its management. Actual results may be significantly more or less favourable.

The information provided to Grant Samuel also included Lend Lease's business plan for the three years ending 30 June 2007 and longer term management projections for certain Lend Lease operating businesses (collectively the "Lend Lease Projections"). Lend Lease is responsible for the Lend Lease Projections. Grant Samuel has not relied on the Lend Lease Projections for the purposes of its report but has considered this information in its review of Lend Lease's future business strategy and prospects.

Grant Samuel has not undertaken any valuations of the properties owned by GPT or Lend Lease and, for the purposes of this report, has relied on the independent property valuations commissioned by GPT Management and Lend Lease for those properties in determining the underlying net asset value of investments in property assets. However, the independent property valuations commissioned by GPT Management were reviewed by Grant Samuel Property Pty Limited ("Grant Samuel Property"). In addition, Grant Samuel Property has reviewed the independent property valuations commissioned by Lend Lease for the Bluewater Shopping Centre and the King of Prussia Shopping Centre.

In forming its opinion, Grant Samuel has also assumed that:

- matters such as title, compliance with laws and regulations and contracts in place are in good standing and will remain so and that there are no material legal proceedings, other than as publicly disclosed;
- the information set out in the Explanatory Memorandum and accompanying documents sent by GPT Management to unitholders is complete, accurate and fairly presented in all material respects;
- the publicly available information relied on by Grant Samuel in its analysis was accurate and not misleading;
- the Proposed Merger will be implemented in accordance with its terms; and
- the legal mechanisms to implement the Proposed Merger are correct and will be effective.

To the extent that there are legal issues relating to assets, properties, or business interests or issues relating to compliance with applicable laws, regulations, and policies, Grant Samuel assumes no responsibility and offers no legal opinion or interpretation on any issue.

3 Profile of General Property Trust

3.1 Background

GPT is one of the largest listed property trusts in Australia with a market capitalisation of approximately $6.2 billion prior to the Proposed Merger. GPT's diversified portfolio consists of over 50 properties across Australia with a total book value of $8.1 billion as at 30 June 2004.[3]

GPT was formed by Lend Lease in 1959 as the First National Buildings Trust and was listed on the ASX in 1971. It is Australia's longest running listed property trust. The responsible entity for GPT is GPT Management, a wholly owned subsidiary of Lend Lease. Lend Lease also provides a range of other services to GPT including retail development management, property management and leasing and project management and construction.

Historically GPT has had a low growth profile due to its property sector diversification and low gearing ratio. In more recent times, demand for property securities generating higher growth resulted in GPT entering relatively higher risk property sectors such as hotels in 1997, bulky goods centres (Homemaker City centres) in 2001 and masterplanned urban communities in 2003.

Over the past two and a half years, GPT has increased its property portfolio by $1.9 billion through acquisitions and developments This growth has been largely funded by increased debt. As a consequence, distribution growth has averaged over 3% per annum over this time.

3.2 Property Portfolio

3.2.1 Overview

GPT's $8.1 billion portfolio consists of interests in over 50 properties across the retail, office, industrial/business park, hotel/tourism and masterplanned urban community property sub-sectors in Australia. The portfolio includes mainly wholly-owned properties with ten properties held under joint venture or co-ownership arrangements.

The portfolio is weighted towards the retail sector and New South Wales:

GPT – Portfolio Diversification as at 30 June 2004 (including the Nature-Based Resorts)


Asset Type
Industrial/ Business Park 4%
Hotel/Tourism 10%
Retail 49%
Office 37%
Geographic
Western Australia 1%
Northern Territory 8%
Queensland 12%
Australian Capital Territory 5%
New South Wales 50%
Victoria 24%

Source: GPT Management

As at 30 June 2004, GPT's top ten property tenants represented 20% of GPT's total gross property income, with no one tenant representing more than 6%. Major tenants include Coles Myer, Woolworths, ANZ Banking Group and PricewaterhouseCoopers.

GPT has its properties independently valued on a three year rolling basis and at other times as necessary. During the year ended 31 December 2003 revaluations totalling approximately $235 million were recorded mainly in the retail portfolio ($216 million over

[3] Including the Nature-Based Resorts acquired on 7 July 2004.

15 properties including homemaker). In the six months to 30 June 2004, increases in the value of the retail portfolio have been largely offset by decreases in the office portfolio resulting in a net increase in the total portfolio of $11.1 million.

A brief overview of GPT's portfolio is set out in the following sections.

3.2.2 Retail Portfolio

GPT's $3.9 billion retail portfolio consists of interests in 29 properties representing approximately 730,000m² of shopping centres and 203,000m² of Homemaker City centres. The portfolio includes 26 wholly owned properties and three held under joint venture or co-ownership arrangements. All properties are managed by Lend Lease.

A summary of the retail portfolio as at 30 June 2004 is set out below:

GPT – Retail Portfolio as at 30 June 2004

Property/Location		Date of Acquisition[4]	GPT Ownership	Gross Lettable Area[5] (000m²)	Book Value of Interest ($ million)[6]	Portfolio Composition (by value)
New South Wales	Penrith	Jun 1971	100%	77.5	546.7	13.9%
	Newcastle	Dec 1977	100%	51.3	339.0	8.6%
	Central Coast	Jun 1992	50%	104.2	335.1	8.5%
	Other (4)	Various	Various	144.4	521.0	13.5%
Northern Territory	Darwin	Oct 1973	100%	52.6	267.5	6.8%
Queensland	Maroochydore	Dec 1992	50%	73.0	181.7	4.6%
Victoria	Melbourne[7]	May 1999	100%	-[7]	346.9	8.8%
	Other (3)	Various	100%	136.8	464.8	11.8%
Western Australia	Perth	Jul 1996	100%	18.9	95.0	2.4%
Australian Capital Territory	Canberra	Feb 1986	100%	71.4	388.0	9.9%
Homemaker City portfolio	NSW/VIC/ QLD (14)	Nov 2001	100%	202.9	438.3	11.2%
Total retail portfolio				**933.0**	**3,924.0**	**100.0%**

Source: GPT Management

GPT's retail portfolio is relatively concentrated by value and geography. Four properties account for approximately 41% of retail portfolio value, with the single largest property (located at Penrith, Sydney) accounting for 14% of retail portfolio value. The retail portfolio is strongly weighted towards New South Wales, representing 47% (including the homemaker properties located in NSW) of the retail portfolio value. Victoria is the second most important market accounting for 24% of the total retail portfolio by value, followed by Queensland with approximately 11%.

The retail properties are largely regional (68%) with the balance comprised of sub regional (17%), homemaker (11%) and community (4%). GPT is the largest owner of homemaker centres in Australia, which are largely focused on the fast-growing bulky goods retail

4 Acquisition date is the date of acquisition of the original interest in the asset.

5 Gross lettable area as at 31 December 2003.

6 Book value is equal to the latest independent valuation (if valued in the past 12 months) or Directors' valuation (if not valued in the past 12 months or if capital expenditure has been undertaken).

7 Melbourne Central is a mixed-use facility, qualifying under two asset classes – retail and office. The value of Melbourne Central has been allocated 54.1% Retail ($346.9m) and 45.9% Office ($294.3m). The retail portion of Melbourne Central is currently undergoing a major redevelopment which includes reconfiguration of a large amount of retail space and relocation of the majority of the speciality stores.

sector. The Homemaker City portfolio consists of 14 centres in South East Queensland (53% of portfolio value), Melbourne (27%) and Sydney (20%).

GPT anticipates developments of new and existing retail centres to be a key driver of future growth and has identified a development pipeline for the next six years of over $1 billion. Two properties are currently being redeveloped, Melbourne Central (at a cost of $245 million) and Macarthur Square (at an approximate cost of $95 million for GPT's 50% share). A number of further developments are underway or expected to commence shortly including the redevelopment of Penrith Plaza (at a cost of $140 million) and the creation of a new town centre at the Rouse Hill Regional Centre (at a cost of approximately $300-350 million).

3.2.3 Office Portfolio

GPT's office portfolio consists of 13 Premium and A-Grade property locations representing over 764,000m² of office space. The portfolio properties are wholly owned except for six which are held under joint venture or co-ownership arrangements. The office properties are managed by parties other than Lend Lease.

A summary of the office portfolio as at 30 June 2004 is set out below:

GPT – Office Portfolio as at 30 June 2004

Property/Location		Date of Acquisition	GPT Ownership	Net Lettable Area (000m²)	Book Value of Interest ($ million)	Portfolio Composition (by value)
New South Wales	Sydney	Jun 2000	50%	112.0	506.7	16.7%
	Sydney	Jul 2001	50%	73.9	286.5	9.5%
	Sydney	Apr 1987	50%	74.5	285.0	9.4%
	Sydney	Dec 2003	25%	86.9	259.6	8.6%
	Other (3)	Various	Various	109.9	487.2	16.1%
Queensland	Brisbane	Apr 1984	100%	61.0	264.7	8.7%
	Brisbane[8]	Nov 1997	50%	32.9	46.1	1.5%
Victoria	Melbourne	Jul 1996	100%	71.7	320.5	10.6%
	Other (2)[9]	Various	100%	126.0	524.5	17.3%
Australian Capital Territory	Canberra	Jul 1996	100%	15.5	50.0	1.6%
Total office portfolio				**764.3**	**3,030.8**	**100.0%**

Source: GPT Management

Approximately 60% of the office portfolio by value is located in Sydney and, as a consequence, GPT's office portfolio is exposed to the underlying office leasing fundamentals in the Sydney market. Occupancy has weakened in recent years to 93%, influenced by the prevailing soft market conditions.

The four largest properties account for approximately 46% of total office portfolio value. The largest single property, located in Sydney, accounts for 17% of the portfolio value. As at 30 June 2004, the portfolio had a weighted average unexpired lease term of 6.3 years. Approximately 11.0% of the office leases (by net lettable area) expire in 2005 with 56.6% beyond 2008.

8 The Brisbane Transit Centre is a mixed-use facility, qualifying under two asset classes – office and hotel. The value of the Brisbane Transit Centre has been allocated 83% Office ($46.1 million) and 17% Hotel/Tourism ($9.5 million).

9 Including the office portion of Melbourne Central.

3.2.4 Hotel/Tourism Portfolio

The hotel/tourism portfolio provides GPT with an exposure to the Australian tourism sector. The portfolio accounts for approximately 10% of GPT's total portfolio value and consists of interests in five properties with over 2,400 guest rooms. All properties are wholly-owned except for one which is held under a joint venture arrangement.

GPT expanded its portfolio significantly on 7 July 2004 when it acquired P&O's Australian resorts (referred to as the Nature-Based Resorts) for $225 million. The Nature-Based Resorts portfolio comprises eight resorts in Queensland (including one under construction) and one in Tasmania.

A summary of the hotel/tourism portfolio as at 30 June 2004 (including the Nature-Based Resorts) is set out below:

GPT – Hotel/Tourism Portfolio as at 30 June 2004

Property/Location		Date of Acquisition	GPT Ownership	Total Rooms	Book Value of Interest ($ million)	Portfolio Composition (by value)
New South Wales	Sydney	May 2000	100%	631	140.6	18.1%
Northern Territory	Uluru	Dec 1997	100%	905	383.5	49.3%
	Wildman River	Jun 2001	100%	na[10]	0.5	-
Queensland	Far North Queensland	Mar 2002	100%	120	19.1	2.5%
	Brisbane[11]	Nov 1997	50%	191	9.5	1.2%
Nature-Based Resorts	Queensland/ Tasmania	Jul 2004	100%	571	225.0	28.9%
Total hotel/tourism portfolio				**2,418**	**778.2**	**100.0%**

Source: GPT Management

Occupancy varies between resorts. For example, the Four Points by Sheraton (Sydney) has an occupancy of 82%, Ayers Rock Resort (Northern Territory) 55% and Cape Tribulation Resort (Far North Queensland) 33%. The Nature-Based Resorts Portfolio had an occupancy of 75% prior to acquisition.

The hotel assets in Sydney and Brisbane are operated by Starwood Hotels and Resorts and Holiday Inn respectively. Each of the resorts (including the Nature-Based Resorts) is managed by Voyages Hotels & Resorts Pty Limited ("Voyages"), beneficial ownership of which rests with unitholders in GPT. Voyages also has ancillary touring operations in the Northern Territory and Queensland.

3.2.5 Industrial/Business Park Portfolio

GPT's industrial/business park portfolio comprises interests in ten properties in NSW (63% of value) and Victoria (37% of value). Other than one asset, of which GPT owns 50%, the properties are wholly owned. Total net lettable area is over 260,000m^2, although undeveloped land could accommodate a further 350,000m^2 of lettable space.

10 Wildman River is an undeveloped site.

11 Including the hotel/tourism portion of Brisbane Transit Centre.

A summary of the industrial/business park portfolio as at 30 June 2004 is set out below:

GPT – Industrial/Business Park Portfolio as at 30 June 2004						
Property/Location		**Date of Acquisition**	**GPT Ownership**	**Net Lettable Area (000m²)**	**Book Value of Interest ($ million)**	**Portfolio Composition (by value)**
New South Wales	Camellia	May 1998	100%	41.9	59.1	18.2%
	Other (7)	Various	Various	82.6	145.3	44.6%
Victoria	Melbourne	Aug 1994	100%	104.3	62.0	19.0%
	Melbourne	Oct 2003	50%	31.4	59.1	18.2%
Total industrial/business park portfolio				**260.2**	**325.5**	**100.0%**

Source: GPT Management

Approximately 16 % of the value of the portfolio relates to pure office properties as part of a business park with the balance of properties having an industrial use. The portfolio has an average lease term of 5.6 years and is currently 94% occupied. Approximately 4.9% of net lettable area of the portfolio is subject to leases that expire in 2005 with 59.5% beyond 2008. The industrial/business park properties are managed by parties other than Lend Lease.

3.2.6 Masterplanned Urban Communities Portfolio

GPT entered the masterplanned urban communities sector in 2003 as part of a joint venture with Lend Lease Development. Lend Lease Development focuses on the development of large scale, medium to high density, mixed use urban communities. Under the joint venture agreement GPT shares in the development profits of those projects in which it invests.

To date GPT has invested in two joint venture projects with Lend Lease Development (Twin Waters Resort and Rouse Hill Regional Centre) for an initial capital outlay of $22 million via equity and shareholder loans and a maximum capital exposure of $68 million over the life of the two projects.

A summary of the masterplanned urban communities portfolio as at 30 June 2004 is set out below:

GPT – Masterplanned Urban Communities Portfolio as at 30 June 2004						
Property/Location		**Name**	**Acquired/ Secured**	**Number Lots/ Dwellings**	**Development Period**	**First Sales (proposed)**
New South Wales	Sydney	Rouse Hill Regional Centre	Oct 2003	1,500	10 years	early 2005
Queensland	Sunshine Coast	Twin Waters Resort	Oct 2003	370[12]	7 years	mid 2004
Total masterplanned urban communities portfolio				**1,870**		

Source: GPT Management

[12] The number of lots may increase in future years subject to development approvals.

3.3 Earnings and Distributions

The historical financial performance of GPT for the four years ended 31 December 2003, the six months ended 30 June 2004 and the Directors' forecast for the year ending 30 June 2005 are summarised below:

GPT – Financial Performance ($ millions)

	Year ended 31 December				6 mths to 30 June 2004 actual	Year ending 30 June 2005[13] forecast
	2000 actual	2001 actual	2002 actual	2003 actual		
Net rental income	481.6	515.2	568.5	605.9	319.4	
Property outgoings	(116.1)	(118.6)	(128.9)	(138.2)	(71.6)	
Net property income	**365.5**	**396.6**	**439.6**	**467.7**	**247.8**	
Share of associates net profit after tax	22.8	41.0	59.0	63.7	44.5	
Other income[14]	2.4	1.9	(5.6)	1.3	-	
Net income	**390.7**	**439.5**	**493.0**	**532.7**	**292.3**	**639**
Responsible entity fees	(28.2)	(29.3)	(33.9)	(25.6)	(19.7)	(34)
Other expenses	(13.4)	(13.8)	(15.8)	(16.2)	(9.0)	(6)
Net borrowing costs	(32.1)	(32.0)	(57.2)	(70.7)	(47.1)	(145)
Total expenses	**(73.7)**	**(75.1)**	**(106.9)**	**(112.5)**	**(75.8)**	**(185)**
Net profit attributable to unitholders	**317.0**	**364.4**	**386.1**	**420.2**	**216.5**	**454**
Transfer (to) capital profits reserves	-	(1.9)	5.6	-	2.6	-
Movement in undistributed income	0.5	0.3	0.5	0.7	7.6	-
Distributable income	**317.5**	**362.8**	**392.2**	**420.9**	**226.7**	**454**
Statistics						
Earnings per unit (cents)[15]	*19.3*	*19.7*	*20.4*	*21.6*	*10.9*	*22.5*
Distribution per unit (cents)	*19.3*	*19.7*	*20.4*	*21.2*	*10.9*	*22.5*
Distribution payout ratio	*100%*	*100%*	*100%*	*98%*	*100%*	*100%*
Growth in distributions per unit	*1.0%*	*2.1%*	*3.6%*	*3.9%*	*nc[16]*	*nc*
Tax free amount of distribution (cents)[17]	*1.82*	*0.45*	-	-	-	-
Tax deferred amount of distribution (cents)[18]	*4.81*	*6.22*	*9.33*	*9.65*	*4.89*	*na[19]*
Tax advantaged component of distribution	*34.4%*	*33.9%*	*45.7%*	*45.5%*	*44.9%*	*na*
Distribution yield[20]	*7.0%*	*7.0%*	*6.9%*	*7.1%*	*nc*	*na*

Source: GPT Management, Explanatory Memorandum

Net property income has grown consistently over the last four and a half years, with compound average growth of 8.6% per annum for the four years ended 31 December 2003. This growth has been driven by various factors including acquisitions, redevelopment of retail assets to improve returns and strong operating performances from the retail shopping centres over the last two years.

Acquisitions are expected to continue to drive net income in 2004. During 2003, GPT acquired an additional bulky goods retail asset in Epping, an interest in a prime Sydney office building and a large industrial site in Victoria. Future growth is expected to be driven by management initiatives including the retail development pipeline, the development of a third tower at the Darling Park Complex, continued management of vacancies within the office portfolio and the maturing of the residential masterplanned urban communities assets.

13 Disclosure is on the same basis as the Explanatory Memorandum. The GPT Forecast excludes estimated transaction costs of $12 million. In the event that the Proposed Merger does not proceed, forecast net profit will be reduced by $12 million, however, distributions are not expected to be affected as GPT expects to transfer an equivalent amount from capital.

14 Includes profit and losses on asset sales.

15 Excludes earnings from asset sales and transfers from reserves.

16 nc = not calculated.

17 The tax free amount of the distribution is not included in a unitholder's assessable income. From 1 July 2001, tax free distributions arising as a consequence of building allowance deductions are treated as tax deferred.

18 The tax deferred amount of the distribution is not included in a unitholder's assessable income.

19 na = not available.

20 Distribution yield is based on period end unit prices.

Net income includes GPT's share of net profit from joint ventures. The increased contribution over the past four years primarily reflects the acquisition of assets under joint venture or co-ownership arrangements.

Growth in responsible entity fees approximates the growth in assets and income for the three years to 31 December 2002. From 1 January 2003, the responsible entity fee was reduced from 0.55% of gross assets to a base fee of 0.40% of gross assets plus a performance fee equal to 5% of GPT's outperformance of the S&P/ASX Property 200 Accumulation Index (subject to a cap every six months of 0.275% of the GPT gross assets). As GPT did not outperform the index in 2003, no performance fee was paid and total responsible entity fees declined. A performance fee of approximately $3.5 million was paid by GPT to GPT Management for the six months to 30 June 2004. Lend Lease has agreed to repay that amount as part of the September Distribution. GPT Management has in turn agreed to repay the performance fee if the Proposed Merger does not proceed.

Net borrowing costs have increased broadly in line with the increase in total borrowings. GPT utilises swap agreements to hedge its interest rate risk on borrowings. As at 30 June 2004 75.6% of the trust's borrowings were hedged.

Under current tax legislation, GPT is not liable for Australian income tax (including capital gains tax) provided that it distributes all of its distributable income to unitholders. Growth in distribution per unit has increased in recent years as a consequence of the strategy of investment in higher risk property sectors (such as hotels) and increased gearing. Distributions are paid quarterly.

Commentary on the assumptions underlying the GPT Forecast for the year ending 30 June 2005 is set out in Section 4.3 of the Explanatory Memorandum.

3.4 Financial Position

The financial position of GPT as at 30 June 2004 is summarised below:

GPT – Financial Position ($ millions)

	As at 30 June 2004
Cash	52.5
Receivables	60.5
Investment in properties	7,855.9
Investments in master planned urban communities (equity accounted)	9.2
Other assets	2.7
Total assets	**7,980.8**
Payables	(149.3)
Borrowings	(2,197.0)
Distribution payable	(110.9)
Total liabilities	**(2,457.2)**
Net assets	**5,523.6**
Statistics	
Net borrowings	*2,144.5*
NTA	*5,523.6*
NTA[21] per unit	*273.9*
Gearing (total borrowings/total tangible assets)	*27.5%*
Gearing (net debt/net debt plus net tangible assets)	*28.0%*

Source: GPT Management

As at 30 June 2004, GPT's investment property assets (including investments in masterplanned urban communities) totalled $7.9 billion, including assets under re-development. On 7 July 2004, GPT acquired the Nature-Based Resorts for $225 million increasing investment property assets to $8.1 billion.

[21] NTA is net tangible assets.

GPT has increased gearing (total borrowings/total tangible assets) in recent years to its current level of 29.5% (including the acquisition of the Nature-Based Resorts) or 30.0% (if measured by net debt/net debt plus net tangible assets). This is in line with GPT's target gearing range of 20-30% of total assets, but below the sector average of 35%. All borrowings are Australian dollar denominated. GPT diversifies the maturity profile of its debt portfolio, with a target of an average of over four years to expiry and not less than 75% of the interest rates hedged two years forward. As at 30 June 2004, there were unrealised losses on interest rate swaps totalling $0.7 million.

NTA grew by 5% ($0.12 per unit) during the year ended 31 December 2003 largely due to the increased value of the retail portfolio (15%). Growth in NTA in the six months to 30 June 2004 was modest ($0.01 per unit) as a consequence of a downward revaluation of certain office assets.

3.5 Capital Structure and Ownership

As at 17 September 2004, GPT had 2,016,716,610 ordinary units on issue.

The top 10 unitholders in GPT hold over 40% of the ordinary units on issue and are predominantly nominee institutional companies. At 17 September 2004, the substantial unitholders were:

GPT – Substantial Unitholders as at 17 September 2004

Unitholder	Number of Units	Percentage Interest
Lend Lease[22]	136,141,495	6.75%
Commonwealth Bank of Australia	122,427,203	6.07%
National Australia Bank	121,262,559	6.01%
Barclays Group	104,662,625	5.19%
AMP Limited	101,672,171	5.04%

Source: GPT Management

The GPT Split Trust ("Split Trust") held 21,209,632 units in GPT as at 17 September 2004. For each GPT unit held by the Split Trust there is one income unit and one growth unit, both listed on the ASX. The Split Trust was established in 1984 to allow investors to gain exposure to either units with an income (income units) or growth (growth units) orientation during a period of high inflation. However, changes in the economy and market have reduced investor demand for separate income and growth units. The Split Trust operates a facility which allows unitholders to effectively exchange an equal number of income units and growth units which are held in the same name for an equivalent number of the GPT ordinary units currently held by the Split Trust. In the period from 31 December 2003 to 17 September 2004 900,080 GPT ordinary units have been exchanged for the same number of Split Trust income and growth units.

[22] Lend Lease's relevant interest in GPT is comprised of a direct unitholding of 17.3 million units (0.9%), a relevant interest in 97.6 million units (4.8%) managed on behalf of clients of the Lend Lease Real Estate Securities business (now managed by Resolution Capital Limited, a company in which Lend Lease has a 50% interest) and a relevant interest in 21.2 million units (1.1%) held by the GPT Split Trust.

3.6 Unit Price History

A summary of the price and trading history of GPT units since 1 January 2000 is set out below:

GPT – Unit Price History					
Period	Unit Price ($)			Average Weekly Volume (000s)	Average Weekly Transactions
	High	Low	Close		
Year ended 31 December					
2000	2.92	2.28	2.77	13,402	576
2001	2.87	2.56	2.83	23,328	687
2002	2.97	2.66	2.97	28,999	703
Quarter ended					
31 Mar 2003	3.05	2.70	2.99	29,845	872
30 Jun 2003	3.16	2.85	2.92	28,307	896
30 Sep 2003	3.03	2.71	2.75	35,507	997
31 Dec 2003	3.06	2.75	2.99	26,927	885
31 Mar 2004	3.15	2.93	3.08	27,788	800
Month ended					
30 Apr 2004	3.12	2.92	3.01	32,922	1,085
31 May 2004	3.48	2.96	3.46	55,508	1,334
30 Jun 2004	3.50	3.35	3.49	23,360	1,115
31 Jul 2004	3.55	3.45	3.49	32,549	1,049
31 Aug 2004	3.59	3.47	3.55	32,817	1,195
30 Sep 2004 (to 17 Sep)	3.70	3.55	3.70	33,512	1,178

The following graph illustrates the movement in the GPT unit price and trading volumes since January 2000:



GPT - Unit Price and Trading Volumes
(January 2000 - September 2004)
Merger proposal announcement
Westfield announces merger
Unit Price ($)
Weekly Volume (000s)
3.80
3.60
3.40
3.20
3.00
2.80
2.60
2.40
2.20
110,000
100,000
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Jan-00 Jul-00 Jan-01 Jul-01 Jan-02 Jul-02 Jan-03 Jul-03 Jan-04 Jul-04
Volume
GPT unit price
NTA/unit (reported)

Source: GPT Management, share price data

Units in GPT have traded in the range of $2.28 to $3.16 over the past four and a half years prior to announcement of the Proposed Merger on 24 May 2004 (and in the range of $2.71 to $3.16 in the twelve months prior to 24 May 2004). While the unit price exhibits some volatility, it has trended upwards over the period. The unit price high in the quarter ended 30 June 2003 ($3.16) may relate to increased corporate activity in the listed property trust sector and market anticipation of GPT's participation. The unit price increased dramatically (approximately 12%) upon the initial announcement of the Proposed Merger on 24 May 2004. Since then, the GPT unit price has traded in the range $3.35 to $3.70 (weighted average of $3.51).

Units in GPT are actively traded, with average weekly volumes over the past year representing approximately 1.6% of units on issue. This represents annual turnover in excess of 80% of GPT units.

GPT's units have traded at a premium to NTA since mid 2000. In the 18 months prior to 24 May 2004, the premium ranged between 5.8% and 18.8% with an average of 11.5%. The premia to NTA should be considered in the context that trust assets are independently valued on a three year rolling basis resulting in a lag between reported NTA (once every six months) and market perception of underlying value and that there has been a considerable amount of market speculation regarding consolidation of listed property trusts sector.

The performance of GPT's units since 1 January 2000 relative to the S&P/ASX 200 Property Trust Index and the S&P/ASX 200 Industrials Index is illustrated in the following chart:

GPT vs S&P/ASX 200 Property Trust Index vs S&P/ASX 200 Industrials Index (January 2000 - September 2004)


160
150
140
130
120
110
100
90
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
GPT
S&P/ASX 200 Property Trust Index
S&P/ASX 200 Industrials Index

GPT has generally traded in line with the S&P/ASX 200 Property Trust Index since January 2000. This close correlation can partly be explained by the diversified nature of GPT's portfolio, GPT's weighting (11.2%) in the S&P/ASX 200 Property Trust Index and the fact that 50% of GPT's portfolio comprises retail assets (retail trusts account for over 60% of the index).

Based on a comparison of accumulation indices, GPT has slightly underperformed the S&P/ASX 200 Property Trust Index in every time period (except the month immediately preceding 24 May 2004). This underperformance is likely to have reflected the changing nature of the sector as an increasing number of trusts merged with higher risk higher return property development business. The one month relative outperformance could relate to the expectation of GPT participating in corporate activity after the Westfield merger announcement. Underperformance over a one year period relative to the S&P/ASX 200 Industrials Index is largely due to the recovery of that index following a period of downturn. This is evidenced by the comparatively poor performance of the S&P/ASX 200 Industrials Index over the three and four year period.

GPT – Comparison of Accumulation Indices

	Accumulated Returns to 24 May 2004					
	One month	Three months	Six months	One year	Three years (annual)	Four years (annual)
GPT	1.8%	4.5%	9.8%	6.2%	12.5%	11.6%
S&P/ASX 200 Property Trust Index	0.5%	5.7%	12.8%	8.5%	na	na
S&P/ASX 200 Industrials Index	(1.2%)	4.4%	9.5%	16.7%	4.2%	7.2%

Source: Returns based on daily data except for three and four years which are based on weekly data.

4 Profile of Lend Lease Corporation Limited

4.1 Background

Lend Lease is one of the 50 largest entities listed on the ASX, having a market capitalisation of $4.3 billion prior to the announcement of the Proposed Merger. It is an integrated real estate services business involved in construction, development and real estate investment activities. Lend Lease operates in over 50 countries, with the majority of its operations in Australia, the United States of America ("US") and the United Kingdom ("UK").

Civil & Civic, a forerunner to Lend Lease, was established in 1951 by Dutch building company, Bredero's. Lend Lease was established as a separate property development business in 1958 and was listed on the ASX in the same year with Civil & Civic as its largest shareholder. Lend Lease subsequently acquired Civil & Civic from Bredero's in 1961.

From these origins, Lend Lease expanded its activities both into new business areas and new geographies:

- in 1959, Lend Lease's real estate investment operations were established when First National Buildings Trust, an unlisted property trust, was formed. First National Buildings Trust was listed on the ASX in 1971 and renamed General Property Trust. Other unlisted and listed property trusts were established during the 1980's and 1990's, including the Australian Prime Property Fund, The Asia Pacific Investment Company and Lend Lease Retail Partnership;
- Lend Lease had acquired a 49% interest in MLC, one of Australia's oldest insurance, savings and finance companies by 1983, moving to full ownership in 1986. MLC grew to become one of the leading funds managers in Australia;
- Lend Lease established the information technology joint venture, IBM Global Services Australia with IBM and Telstra in 1994;
- in the early 1970's Lend Lease commenced operations in the US. This operation grew significantly during the 1990's through the acquisition of a number of businesses including:
  - the Yarmouth Group, a US real estate investment management company in 1993;
  - Equitable Real Estate Investment Management, a US based manager of real estate equity and mortgage investments in 1997;
  - the Boston Financial Group, a US based property funds management business in 1999;
  - Bovis Group, a UK based global project management business with significant operations in North America in 1999; and
  - five commercial mortgage businesses from AMRESCO Inc. in 2000;
- in 1991, the European operations of Lend Lease were established. These operations grew strongly securing positions in the retail sector with a number of large developments including the Bluewater Shopping Centre, the largest retail centre in the UK. The operations in the UK expanded significantly when Lend Lease acquired the Bovis Group in 1999; and
- Lend Lease acquired Delfin Limited, a listed Australian land development company, in 2001 to extend its urban development operations. Renamed Delfin Lend Lease, the business expanded in 2004 when ComLand, a Commonwealth Government owned land development business, was acquired.

Following a strategic review in 2000, Lend Lease decided to transform its business from a conglomerate to an integrated real estate business. As a consequence, Lend Lease has divested:

- MLC Limited ("MLC") to National Australia Bank Limited for $4.6 billion in 2000;
- its 23% interest in IBM Global Services Australia Limited to IBM in 2003; and
- a number of other non-core assets including its 10% stake in Westpac Banking Corporation.

As this strategic shift was taking place, Lend Lease's US real estate investment businesses came under pressure. Earnings declined and, in 2002, Lend Lease instigated a strategic review of its global real estate investment businesses. Following that review, Lend Lease wrote down the value of its US real estate investments assets and sought to divest these businesses and certain other European and Asian businesses. The assets were largely divested by late 2003.

Today, Lend Lease's business is an integrated, geographically diverse real estate services business generating income from:

- project and construction management (Bovis Lend Lease);
- development (Delfin Lend Lease, Lend Lease Development, Actus and various integrated development projects); and
- real estate investment (funds management, property investment and retail property management).

Construction is the largest contributor to Lend Lease's earnings:

Lend Lease – Contribution by EBITA[23]
(year ended 30 June 2004)


Business Segment
Non-core Investments 4%
Bovis Lend Lease 38%
Real Estate Investment 32%
Development 26%
Region
Europe 39%
Asia Pacific 30%
North America 31%

Source: Lend Lease

Lend Lease's business units are described in the following sections.

4.2 Business Operations

4.2.1 Bovis Lend Lease

Lend Lease's global project management and construction business, Bovis Lend Lease, is one of the top 12 global construction businesses. It operates in more than 50 countries across a wide range of sectors including commercial, retail, healthcare, pharmaceutical and education. The diversity of the business is illustrated by the distribution of gross profit[24] between regions and sectors:

[23] EBITA means earnings before interest, tax and goodwill amortisation. In these graphs it is also before corporate costs, other intangible amortisation and discontinued operations.

[24] Bovis Lend Lease enters into a variety of contract types from 'Fee Services' where only the fee is recorded as revenue to 'Construction Services' contracts where the full value of the project (including third party costs is recorded as revenue). Accordingly, recorded revenues do not provide an accurate measure of volume of work undertaken. Measures of gross profit are a more accurate measure of activity. Gross profit represents total project revenue less direct project related costs such as payments to subcontractors and staff, site and other costs incurred that are directly attributable to the project. It does not include any allocation of general overheads.

Bovis Lend Lease – Diversification by Gross Profit (year ended 30 June 2004)

Business Sector | **Region**


Other
30%
Commercial
30%
Education
8%
Pharmaceutical
7%
Healthcare
8%
Retail
17%
Asia Pacific
8%
Americas
46%
Europe
46%

Source: Lend Lease

Bovis Lend Lease provides construction services under a variety of contractual models, including:

- fee for service contracts, where a lump sum payment or an hourly rate is paid to cover Bovis Lend Lease's personnel costs. Under these arrangements the client bears the risk of any cost over-run but also pays a lower margin on the construction cost;
- fixed price contracts, such as guaranteed maximum price or design and construct contracts. Under these arrangements Bovis Lend Lease typically assumes construction and (often) design risk for the completed asset but earns a higher margin on the construction contract; and
- private finance initiatives ("PFI") or public private partnerships ("PPP").[25] Under these arrangements, Bovis Lend Lease typically assumes design and construction risk, enters into a long term facilities management contract for the asset and, in the case of PFIs, arranges finance for the construction of the asset. The long term nature of these arrangements coupled with the financing requirements (which often require an equity contribution) make these contracts higher risk, although they tend to attract higher margins.

Fixed price contracts (including PFIs and PPPs) accounted for approximately 47% of Bovis Lend Lease's gross profit in the year ended 30 June 2004.

Bovis Lend Lease has grown strongly since 1999 when Lend Lease acquired Bovis Group. Profit before tax has increased by 16.4% from 1 July 2000 to 30 June 2004. Bovis Lend Lease's forward contract book (as measured by gross profit backlog at year end) has grown modestly over the same period and at 30 June 2004 totalled $521.6 million of which 55-60% is forecast to be realised in 2005.

Bovis Lend Lease is managed on a regional basis. Each region faces different market dynamics, competitive pressures and opportunities. Within each region, Bovis Lend Lease operates on a standalone basis and where appropriate provides services to other Lend Lease operations. Bovis Lend Lease sourced approximately 9% of its realised gross profit in the year ended 30 June 2004 from Lend Lease development projects or managed entities (e.g. GPT).

Asia Pacific

Bovis Lend Lease's Australian operations are the most significant of its Asia Pacific business. It has a comparatively small presence in Japan, China and Singapore. Bovis Lend Lease's Australian operations are focused on the office, retail and residential sectors:

[25] PFI projects involve the establishment of a partnership with government to design, fund, construct and maintain public sector assets such as hospital and education facilities. The typical project term for PFIs is 30 years.


Bovis Lend Lease - Australian Gross Profit(1) by Sector
(Year ended 30 June 2004)
Other
19%
Commercial office
52%
Retail
19%
Residential
10%

Source: Lend Lease.
Note: (1) Excluding gross profit on loss making projects.

The Australian operation is heavily dependent on Lend Lease's residential development activities as well as development activities undertaken by Lend Lease on behalf of GPT and other Lend Lease managed funds. In all, 44% of Bovis Lend Lease's gross profit in the year ended 30 June 2004 was derived from internally generated projects.

The high proportion of "internal" work substantially reduces the risk profile of the operation because Bovis Lend Lease is able to negotiate the terms of its contracts rather than participate in competitive tenders. Internally sourced contracts with Lend Lease and lower risk fee for service contracts accounted for approximately 69% of gross profit in 2004 with external fixed price contracts accounting for the balance.

Bovis Lend Lease is the fifth largest participant in the Australian building and construction sector but accounts for less than 5% of Australia's total construction market. Other major participants in the Australian market are:

- Leighton Holdings (including John Holland and Thiess), which is 50% owned by German listed company Hochtief;
- Bilfinger Berger (including Baulderstone Hornibrook and Abigroup), a German based construction company;
- Walter Group (formerly Concrete Constructions), a German based construction company;
- Multiplex Group, a listed Australian stapled entity focused on the office and residential sectors; and
- Grocon, a private Melbourne based business focused on commercial construction.

Given their size, these companies tend to compete for the larger projects which often require significant performance bonds or guarantees. Notwithstanding this barrier to entry, competition in tenders remains aggressive. Accordingly, where possible Bovis Lend Lease seeks to negotiate services outside of competitive tenders and has a strong history of sourcing repeat projects from its existing client base. Approximately 60% of gross profit backlog as at 30 June 2004 was negotiated from contracts rather than won through tenders.

The profitability of the Australian operations has been under pressure in recent years. Realised gross profit has fallen over the last four years reflecting a reduction in revenue due to the completion of Sydney Olympics related projects and, more recently, a series of project losses. During the year ending 30 June 2004, losses on four projects (in Canberra and Melbourne) totalling $55.4 million (post tax) were incurred primarily as a result of design and construction contracts which were underpriced.

Bovis Lend Lease has been able to secure a strong forward contract book during 2004. More than 62% of Bovis Lend Lease's forecast gross profit for the year ending 30 June 2005 was secured as at 30 June 2004, in line with prior years:


Bovis Lend Lease - Australian Realised Gross Profit
(2001-2005)
$ million
100
90
80
70
60
50
40
30
20
10
0
2001
2002(1)
2003
2004(2)
2005F
Year ended 30 June
Gross Profit secured in current period
Gross Profit secured in previous period

Source: Lend Lease.

Note: (1) The decrease in gross profit reflects the slowdown in large projects following the Sydney Olympics in 2000.

(2) Excluding gross profit of loss making projects.

Profitability of the Asia Pacific operations is expected to improve significantly in the year ending 30 June 2005 without the impact of the recent project losses. Longer term Bovis Lend Lease's growth strategy in Australia is to focus on improving market share in its core sectors, pursuing larger scale projects in the government sector (e.g. PPP opportunities) and delivering on the internal residential pipeline.

In Asia, Bovis Lend Lease intends to continue to focus on its niche markets in Japan, Singapore and China. Bovis Lend Lease will also pursue growth opportunities in developing Asian countries, targeting multinational companies.

Europe

Bovis Lend Lease's European operations are focused in the UK where it is the largest provider of construction services. The UK business has been operating since 1885. Lend Lease acquired Bovis Group in 1999 and merged it with its existing operations. Today, the European operations offer services in most of Western European, a number of Eastern European countries as well as the Middle East and South Africa. However, it is the UK operations that are the largest providing more than 80% of Lend Lease's earnings in the region in the year ended 30 June 2004.

Bovis Lend Lease's operations outside of the UK are largely devoted to servicing UK or global clients. The most significant of these is BP for whom Bovis Lend Lease has built and refurbished service stations across Europe, the Middle East and Africa over the last five years. The contract with BP is expected to be renewed in late 2004. It also extends to the US market. Bovis Lend Lease's pharmaceutical division, which provides dedicated engineering, construction and valuation services to multi-national pharmaceutical companies, is also based out of the UK operation.

Bovis Lend Lease's UK business operates across most sectors although it has developed a strong focus on the health, defence, education and office markets:

Bovis Lend Lease - European Gross Profit by Sector
(Year ended 30 June 2004)


Other
19%
Education
4%
Health
2%
Residential
1%
Commercial
45%
Retail
23%
Pharmaceutical
6%

Source: Lend Lease

The European operations have traditionally provided services on a fee for service basis ("construction management") or on a two stage lump sum basis, where most subcontractor costs are 'locked-in' before a fixed price is agreed with the client. Over the last two years, Bovis Lend Lease has sought to take on fewer but larger projects such as the $1 billion live news centre for the British Broadcasting Corporation and are currently working on the pre-construction issues for the $2.5 billion mixed-use redevelopment of Battersea Power Station. With this shift in business model, Bovis Lend Lease has:

- increased the amount of higher risk projects it undertakes. Fee for service contracts accounted for 52% of realised gross profit in the year ended 30 June 2004, down from 65% in the year ended 30 June 2001; and
- increased its margins, reflecting the higher risk work and the market demand for large scale projects.

The shift towards higher risk/higher return work has, in part, reflected the increasing success of Bovis Lend Lease in bidding for PFI and Prime projects, particularly in the health and defence sectors. PFI projects (where the private sector designs, constructs, funds and maintains public sector assets) have become increasingly popular in the UK as a result of the significant underfunding of public infrastructure between 1970 and the early 1990's. PFI projects today account for a considerable portion of total investment in public infrastructure in the UK.

Bovis Lend Lease has largely focused on health, education, accommodation and defence PFI/Prime projects. It currently has 15 PFI/Prime projects that are operational or under construction, two that are at the 'preferred bidder' stage and a further four projects for which it has been short listed. All but one of Bovis Lend Lease's PFI projects are in the UK, although it is actively searching for PFI projects in Europe. PFI projects accounted for approximately 23% of European backlog gross profit as at 30 June 2004 and are expected to become increasingly important.

PFI[26] projects provide Bovis Lend Lease with three income streams:

- construction – these fees are usually contracted on a fixed price basis and typically represent 70-90% of total profits derived from a PFI (on a net present value basis). Margins achieved on PFI projects are on average up to twice those achieved on more conventional fixed price contracts;
- facility management – these fees are derived over the term of the project (typically 30 years) and may have a performance element; and
- equity returns – PFI projects are typically highly leveraged with only small equity contributions required. Accordingly, equity returns can be highly variable and only commence several years after project inception. Bovis Lend Lease has committed £28.4 million to its current PFI portfolio.

Bidding for PFIs is complex and costly. Governments require bidders to submit detailed design documentation before selection of a preferred bidder (who will then negotiate final documentation). The average bid cost per project to date on larger projects has been £4-5 million of which approximately one third is committed prior to preferred bidder stage. On successful projects, bid costs are recovered out of total project costs. Standardisation of bidding requirements and the grouping of projects into batches by the UK Government should reduce bid costs in future years but will also reduce the barriers to entry created by large costs.

The European operations are less reliant than Australia on Lend Lease's other activities to generate earnings. This largely reflects the smaller scale of Lend Lease's development activities in Europe. In the year ended 30 June 2004, Bovis Lend Lease Europe generated only 1% of realised gross profit from Lend Lease projects. However, Lend Lease's development activities are expected to provide an increasing portion of work over the medium term as Lend Lease seeks to grow its urban communities and retail development activities in the UK through projects such as Greenwich Peninsula and Warrington Shopping Centre (see Section 4.2.2).

Bovis Lend Lease is the largest construction business in the over £100 billion UK market, with a market share of approximately 8.3% in 2003. The top five construction companies account for approximately 25% of the market and have an average project size almost three times that of the next five competitors. Major competitors include:

- Laing O'Rourke, a UK listed company with an estimated market share of 4.4%;
- HBG construction, a Dutch owned construction company with an estimated market share of 4.7%;
- Kier Group, a UK listed company with an estimated market share of 4.0%;
- Balfour Beatty, a global construction business listed in the UK with an estimated market share of 3.5%; and
- Sir Robert McAlpine, a private UK based company with an estimated market share of 3.9%.

In the health sector, Bovis Lend Lease has an even stronger market position (15% as at September 2004). This market is less fragmented than the broader construction market with the top five participants controlling almost 80% of the market by project value, reflecting the relative complexity in delivering health PFI projects. In this sector, Bovis Lend Lease has an historical win rate of better than one in two projects bid.

---

[26] PFI projects involve the establishment of a special purpose vehicle which undertakes to design, fund, construct and maintain public sector assets (such as hospital and education facilities) under a service contract with government instrumentalities. The typical project term for PFIs is 30 years.

Bovis Lend Lease also competes in the education PFI sector (four projects under construction) and the government and military housing PFI sectors (one operational project and a further three under construction). Competition in these markets tends to be greater given the smaller scale of project and lower bid costs.

Gross profit grew significantly in the three years to 30 June 2003. Gross profit decreased by 6% (in local currency terms) in the year ended 30 June 2004 due to the finalisation of certain large commercial projects in London, partially offset by new projects. In the year ending 30 June 2005, gross profit is expected to increase by 17% with 60% of forecast gross profit for 2005 secured as at 30 August 2004:


Bovis Lend Lease - European Realised Gross Profit
(2002-2005)
120
100
80
60
40
20
0
£ million
2002(1)
2003
2004
2005F
Year ended 30 June
Gross Profit secured in current period
Gross Profit secured in previous period

Source: Lend Lease
Note: (1) Excluding a former business unit known as Global Markets which was absorbed into Bovis Lend Lease in 2003.

In the short term, Bovis Lend Lease's earnings are expected to continue improving as several new PFI projects come on stream. Over the medium term, Bovis Lend Lease expects PFI projects both in the UK and Europe to contribute significantly to growth. At the same time, Lend Lease's development activities are also expected to be an increasingly important contributor to profit.

The longer term outlook for the European business is positive. The UK construction market is expected to grow on average by 5% in the medium term and government spending on infrastructure is forecast to grow in real terms. In addition, the UK office sector is anticipated to grow following two lean years. At the same time projects are becoming larger and more complex creating significant barriers to entry. As UK market leader, Bovis Lend Lease is positioned to take advantage of these trends.

United States

Bovis Lend Lease is amongst the top twelve construction contractors in the fragmented US market. With 18 offices located predominantly in the North East and Southern regions of the US, Bovis Lend Lease has focused on sizeable local markets (rather than a nationwide approach) where it can successfully secure strong market positions (e.g. in New York where Bovis Lend Lease has a 28% market share).

At the same time, Bovis Lend Lease has developed a strong presence in a number of specialised sectors including healthcare, high-rise residential, government office, educational, hotel/motel, pharmaceutical, research and development and senior living where it is among the top five contractors. Notwithstanding this focus, Bovis Lend Lease has exposure to a range of sectors:

Bovis Lend Lease - US Gross Profit by Sector
(Year ended 30 June 2004)


Education & Government 21%
Other 2%
General Building 55%
Health & Life Sciences 22%

Source: Lend Lease

In the US market, Bovis Lend Lease has traditionally undertaken a large number of small contracts. The ten largest contracts in the year ended 30 June 2004 represented 36% of gross profit and this is expected to decline to 22% in 2005. The majority of these contracts are "at risk" construction contracts where Bovis Lend Lease provides a fixed price to the client only after approximately 80% of the subcontractors are contracted. In the year ended 30 June 2004, "at risk" construction management contracts accounted for 49% of realised gross profit while fee for service type contracts accounted for 26%.

Lend Lease undertakes only limited development in the US and has exited all but a few of its real estate investment businesses. Lend Lease's principal development activities comprise the military housing operations of Actus (see Section 4.2.2) and two urban housing projects. The lower level of integration makes the business more exposed to fluctuations in the construction market. However, Bovis Lend Lease has created ties with developers and institutions responsible for creation of new projects such that approximately 80% of gross profit is derived from repeat customers.

The construction market in the US has annual turnover in excess of US$500 billion. There are many participants with competition tending to be on a state or regional basis. There are, however, several large construction companies that compete in many of these markets including:

- Skanska, a Swedish based global construction company;
- Turner Construction Group, a wholly owned subsidiary of German listed Hochtief;
- Hunt Construction Group, a privately owned US business specialising in the construction of sports related projects; and
- Abrams Construction, a division of Abrams Industries Inc (a listed US company) with operations focused on the South and Midwest of the US.

During the last five years approximately 50-60% of gross profit for Bovis Lend Lease US has been secured in previous periods:


Bovis Lend Lease - United States Realised Gross Profit (2001-2005)
US$ million
160
140
120
100
80
60
40
20
0
2001
2002
2003
2004
2005F
Year ended 30 June
Gross Profit secured in current period
Gross Profit secured in previous period

Source: Lend Lease

Strong gross profit growth has been achieved notwithstanding a relatively flat construction market in the US. This has been partly attributable to the significant construction activity in New York following the 11 September 2001 terrorist attacks. Gross profit is expected to continue to grow in the year ending 30 June 2005 with approximately 56% (US$71million) of gross profit secured as at 30 June 2004. However, activity is expected to decline in subsequent years reflecting:

- a slow down in the number of new projects put out to tender over the last 12-24 months; and
- the completion of a number of large high margin projects secured in the year ended 30 June 2004.

In the medium term, Bovis Lend Lease's US markets are expected to improve, particularly within the education, multi-site and office sectors. Bovis Lend Lease is also looking at a number of growth opportunities including:

- extending its capabilities into new markets such as California; and
- tendering for numerous sports related projects (particularly in New York through a recently established joint venture with Hunt Construction Group).

4.2.2 Development

Delfin Lend Lease

Delfin Lend Lease develops large scale masterplanned residential communities in Australia. It is the largest such developer in Australia with more than 51,000 zoned and unzoned lots yet to be developed and an estimated market share of over 10% for vacant residual land sold in major metropolitan locations.

Delfin Lend Lease focuses on creating "communities" typically comprising a mix of traditional low density housing and medium density accommodation as well as retail shops, community facilities and occasionally light industrial buildings. Delfin Lend Lease generates revenue principally from the sale of undeveloped land of varying lot sizes. Purchasers of these lots (usually individuals or home builders) are required to construct houses that conform with set guidelines to ensure the integrity and quality of the community's architecture is maintained.

Delfin Lend Lease also generates revenue from a range of "down stream" activities including:

- the development of medium density dwellings or premium built form housing under the Delfin Living business unit. These developments are typically on the premium sites or sites that are important in terms of the overall quality and success of a community;
- the development and operation of retirement villages under the Retirement by Design ("RBD") brand. RBD generates development fees when a newly developed unit in a village is initially sold as well as a "deferred management fee" of up to 25% of the value of the unit upon its resale. Delfin Lend Lease has approximately 1,900 units in 12 retirement villages under management. DCA Limited, Lend Lease's former joint venture partner in RBD, holds redeemable preference shares in this business with a face value of $2.8 million that earn a fixed return; and
- realty services where Delfin Lend Lease markets undeveloped land, new houses developed by home builders and resales of existing houses in the planned community under the Delfin Realty name. Delfin Lend Lease also licenses builders to construct houses designed by Delfin Lend Lease and provides property management services.

Delfin Lend Lease targets for up to 15% of its earnings to come from town centres, selected built form opportunities and realty services.

Delfin Lend Lease has developed a portfolio of 16 active projects across New South Wales, Queensland, Victoria, South Australia and the Northern Territory. Typically these projects are:

- large scale with sufficient land to accommodate more than 2,000 dwellings;
- located in growth corridors; and
- situated in close proximity to transport infrastructure.

Delfin Lend Lease's portfolio of projects is currently concentrated on the east coast of Australia:

Delfin Lend Lease – Projects by Region

Region	Projects	Backlog Lots	Average Project Life Remaining
Zone			
South-East Queensland	Forest Lake, Forest Gardens, North Shore, Riverside Gardens, Springfield Lakes, Varsity Lakes and Willow Gardens	11,950	8
Victoria	Craigieburn, Edgewater, Lakeside at Pakenham and Caroline Springs	6,900	6
New South Wales	Nelsons Ridge, St Mary's, The Sanctuary and Holroyd Gardens	6,900	10
South Australia, Northern Territory and Far North Queensland	Mawson Lakes, Golden Grove, Fairway Waters and The Chase	3,450	3
Total zoned backlog		**29,200**	
Unzoned			
South-East Queensland		17,800	
Sydney		4,000	
Total unzoned backlog		**21,800**	
Total backlog		**51,000**	

Source: Lend Lease

Most of Delfin Lend Lease's projects are undertaken pursuant to a "land management" arrangement where the land owner gets paid for the land when individual blocks are sold. This payment is typically calculated as a percentage of the revenue from the land sale. By minimising land ownership Delfin Lend Lease reduces its exposure to real estate cycles, improves capital efficiency and is better able to phase development according to market conditions. This model also aligns landowner's interests to those of Delfin Lend Lease in terms of risk and return.

Delfin Lend Lease has experienced strong growth over the last three years as consumer confidence has improved and a number of new projects came on line. Sales in the year ending 30 June 2005 are expected to decline marginally as the residential market slows:



Delfin Lend Lease - Residential Sales
(2002-2005)
No. of Lots Settled
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
700
600
500
400
300
200
100
0
Gross Sales of Lots Settled ($ million)
2002
2003
2004
2005F
Year end 30 June
Gross Sales of Lots
No of Lots Settled

Source: Lend Lease

Note: (1) 2005 excludes Twin Waters and North Shore which have been transferred to Lend Lease Development.
(2) Delfin was acquired by Lend Lease during 2001.

With a focus on projects with more than 2,000 lots, Delfin Lend Lease's backlog is estimated to be more than 50% larger than the next largest competitor, Lensworth (a division of Fosters Group Limited). While Lensworth also focuses on large scale projects, other key competitors including Australand, AV Jennings, Stockland and Peet & Co. tend to focus on smaller scale projects typically of less than 1,000 lots. There are many smaller participants in the market reflecting the historically low barriers to entry. However, as governments impose significant planning and development obligations on the industry, the barriers to entry are increasing.

Longer term, Delfin Lend Lease is seeking to expand its presence in new growth corridors particularly on the east coast. At the same time, Delfin Lend Lease expects to continue its vertical integration strategy by 'cherry-picking' sites in its existing communities for built form dwellings, expanding its product development activities and pursing complementary development opportunities within the community such as retail development.

Lend Lease Development

Lend Lease Development focuses on the development of premium medium to high density residential and mixed use projects typically in the inner city regions of Australia's major cities on the east coast. Historically, it has undertaken projects across a range of sectors including office and retail, however, over the last three years the business has been repositioned to focus on large scale, higher density, mixed use urban communities.

A summary of Lend Lease Development's current major residential projects is set out below:

Lend Lease Development – Major Residential Projects

Project	Ownership Interest	Type	Status	Backlog Dwellings/ Lots	Average Project Life Remaining
New South Wales					
Jackson's Landing	Joint venture with GIC (25%) and Kerry Group (25%)	Residential/ mixed use	Trading	550	4
Newington	Joint venture with Mirvac (50%)	Integrated housing	Trading	500	3
St Patricks	Joint venture with Catholic church (50%)	Integrated housing	Trading	100	5
Rouse Hill Regional Centre	Joint venture with GPT (49%)	Integrated housing	Secured	1,500	9
Queensland					
Twin Waters Resort Twin Waters Community	Joint venture with GPT (49%)[27]	Integrated housing/Resort	Trading	380 220	7 2
Hyatt Coolum	100%	Integrated housing/Resort	Trading	550	7
Gold Coast	Development agreement with Daikyo	Apartments Retail/ entertainment complex	Secured	2,000	10
Victoria					
Victoria Harbour	Land management arrangement with VIC Urban	Apartments/ Retail	Trading	2,200	19
Total				**8,000**	

Source: Lend Lease

Lend Lease Development has a diversified portfolio of projects with the capacity to develop almost 8,000 dwellings with a total value exceeding $5 billion. Queensland accounts for the largest portion of the backlog (39% – split 60/40 between the Gold Coast and Sunshine Coast), followed by Sydney (34%) and Melbourne (27%).

A number of the larger developments are mixed use sites incorporating retail, commercial and community components (e.g. Twin Waters, Rouse Hill and Victoria Harbour). Pursuing such large scale projects allows Lend Lease Development to create "communities" rather than just homes or apartments.

Lend Lease Development also provides development management services for a number of non-residential projects including the $230 million office building at Darling Park and the $20 million Quad 4 industrial development at Australia Centre for GPT. It intends to pursue non-residential projects only if there is an associated residential component to the development opportunity.

[27] The Twin Waters Resort portion of the development is a joint venture between Lend Lease Development (51%) and GPT (49%).

Lend Lease Development manages its risk exposures and the capital it employs by:

- joint venturing for larger projects with other major participants in the development and construction industry (e.g. Jackson's Landing, Newington, Twin Waters, Rouse Hill);
- negotiating development management agreements on major projects which provide that land does not have to be paid for until development commences or units are sold (e.g. Victoria Harbour and Gold Coast);
- for non-residential projects, by securing an end take out before commencing the project; and
- for residential projects, pre-selling prior to commencement of construction.

Integrated Development Business – Europe ("IDB Europe")

IDB Europe's development activities are focused on retail and urban community development in the UK. It has a long track record of developing or redeveloping major retail assets including the Bluewater, Overgate and Touchwood shopping centres. IDB Europe currently has two key retail development projects underway:

- Chapelfield Shopping Centre at Norwich which is largely completed and in the process of being let. IDB Europe has presold the development to Capital Shopping Centre for $705 million, with financial settlement expected to take place on a two-year staged basis from September 2005 subject to meeting minimum letting requirements; and
- Golden Square Shopping Centre redevelopment at Warrington which is due to commence in December 2004 at a total development cost of approximately $310 million. Golden Square is owned by Performance Shopping Centre Partnership, a joint venture between Lend Lease (50%), Legal & General (25%) and clients of Arlington Property Investors (25%).

IDB Europe is actively pursing a number of other opportunities in the retail sector. The retail sector in the UK is fragmented with the top seven retail shopping centre owners controlling only 50% of the total number of premier shopping centres. Lend Lease through its real estate investment activities is currently a top five owner/manager of retail centres in the UK.

IDB Europe's urban community development activities are relatively new and are focused around the £5 billion ($13 billion), 20 year Greenwich Peninsula urban regeneration project in London. The project is a mixed use development with urban, retail, commercial and entertainment components. The first stage of the project, an entertainment arena, is due to commence development (by a third party) in late 2004 with the first residential stage expected to commence in 2005. The project, when complete, will incorporate 10,000 homes, 33,000m^2 of retail space, 340,000m^2 of commercial space and a range of entertainment complexes.

IDB Europe is seeking to leverage its Greenwich Peninsula project and expertise in defence housing through Bovis Lend Lease to create an urban community development business in the UK akin to Delfin Lend Lease and Lend Lease Development.

***Actus Lend Lease* ("Actus")**

Actus develops integrated community housing projects for the US military. Actus was formed in 1999 as a joint venture between Lend Lease (75%), Peter Koziol (12.5%) and Michael Hubbard (12.5%).

Actus' business is focused on securing projects under the US Government's program to privatise military housing. These projects involve Actus redeveloping military housing typically over a 5-10 year period, providing ongoing maintenance (for a 50 year period) and funding the entire project on the back of stable rental streams set by the Department of

Defence. Actus typically invests a small amount of equity alongside the US Government with the balance of funding sourced from debt providers. Actus receives a number of fees from a project:

- a development fee;
- a design and construction fee; and
- facilities management fees.

Both the development fee and design and construction fee are paid progressively during the development period (or in some cases at the end of the development period) but development fees are substantially recognised for accounting purposes on financial close. Facilities management fees are paid over the duration of the contract (i.e. 50 years). Subject to the success of the project, Actus will also receive a return on its equity.

Actus has three military housing projects currently operational and has achieved preferred bidder status on a further three projects:

Actus – Military Housing Projects

Projects	Status	Estimated Project Value (US$ millions)	Expected Construction Completion
Fort Campbell, Kentucky	Operational	232	2011
Fort Hood, Texas	Operational	220	2006
Beaufort, South Carolina	Operational	106	2008
Hickam AFB, Hawaii[28]	Preferred Bidder	239	2008
Fort Drum, New York	Preferred Bidder	330	2015
Army RCI, Hawaii	Preferred Bidder	1,700	2014
Total		**2,827**	

Source: Lend Lease

Actus has secured projects with an estimated project value of US$2.8 billion. It has secured approximately 27% of the market by value. Other key competitors (particularly on the larger scale projects) include Clark, GMH and Picerne. In the short term, the profitability of Actus is expected to grow on the back of existing contracts.

Lend Lease is also looking to take advantage of the Military Base Realignment and Closure program ("BRAC") authorised by the US Congress in 2004 and the privatisation of military barracks expected to commence in 2005/2006. The BRAC program will see the closure of approximately 80 bases. Lend Lease, either through Actus or directly, is seeking to take on the role of master developer akin to the Delfin Lend Lease business.

4.2.3 Real Estate Investment

Lend Lease's real estate investment ("REI") activities fall into two broad categories:

- asset and property management; and
- co-investment in property assets or property funds managed by Lend Lease.

Lend Lease's REI activities are largely focused on the Asia Pacific region and the UK following the divestiture of the majority of its US REI activities during 2003 and 2004. Today, Lend Lease has assets under management of approximately $19.6 billion.

28 Actus was selected as preferred developer for Hickam AFB in October 2003. In July 2004 the United States Court of Federal Claims ordered the US Air Force to reopen the bidding between Actus and Hunt Building Company. Lend Lease remains confident that the contract will be successfully awarded.

Asia Pacific

In the Asia Pacific region, Lend Lease manages six property funds with approximately $14.0 billion of funds under management and has investments in certain of the funds:

Asia Pacific REI – Managed Funds			
Fund	**Focus**	**Funds Under Management ($ billion)**	**Net Book Value of Co-Investment at 30 June 2004 ($ million)**
Listed Trusts			
GPT	Diversified	8.0	57.1
Unlisted Trusts			
Australian Prime Property Funds ("APPF")[29]	Retail, Office, Industrial	2.5	51.8[30]
Lend Lease Real Estate Securities Fund[31]	Listed Securities	2.6	-
Asia Pacific Investment Company ("APIC") I & II[32]	Transforming into retail	0.9	72.0
Real Estate Partners ("REP") 1 & 2[33]	Opportunistic development	-[34]	-
Total		**14.0**	**180.9**

Source: Lend Lease

With the exception of the Lend Lease Real Estate Securities Fund, the unlisted trusts are relatively illiquid for investors. The fixed term funds (REP 1 & 2 and APIC I & II) provide defined exit or return of capital points and, in some cases, the capacity for investors to sell or transfer their equity to other investors at net tangible assets. In the case of the open-ended APPF trusts, investors can seek redemption which will be considered by the trustee in the context of the interests of all investors. Alternatively, investors can wait for the seven year liquidity dates when they can lodge all or part redemptions which must be met within two years. These requests can be met by new equity, utilising debt capacity and, if necessary, the sale of assets. The next liquidity dates are November 2004 for the retail fund and November 2005 for the office and industrial funds.

Funds under management increased $1.5 billion in the year ended 30 June 2004 primarily due to capital expenditure on major retail projects and acquisitions by both GPT and APPF. The increase was funded by capital raisings of approximately $600 million and increased borrowings.

As part of its activities, Lend Lease provides property management services in relation to the retail assets owned by the funds it manages. These services include real estate management, lease negotiations and capital expenditure administration. In addition, Lend Lease provides building and development services to all trusts. Lend Lease also generates income from co-investments in its managed funds.

29 APPF comprises three funds each with a different sector focus. The management fee structure for APPF is expected to be adjusted in the near future to comprise a base fee plus a performance fee although total fees payable by APPF will be capped in any one year.

30 Lend Lease's investment includes an economic interest in a retail asset owned by APPF as well as a small direct investment in APPF units.

31 Lend Lease has a 50% interest in the management of Lend Lease Real Estate Securities Fund having sold the remaining 50% interest to management in September 2004. The joint venture vehicle and manager of the funds is Resolution Capital Limited.

32 APIC I is in the process of being wound up. This process is expected to be completed by the end of 2005.

33 REP 1 is nearing the end of its life. REP 2 was launched in 2004 and is currently in its acquisition phase.

34 Funds under management are less than $50 million.

United Kingdom

Lend Lease's REI operations in the UK are focused on retail assets with total assets under management of £2.0 billion ($5.1 billion). Lend Lease manages, and has interests in, two unlisted funds that hold interests in three large shopping centres:

- Lend Lease Retail Partnership, which owns:
  - a 25% interest in the Bluewater Shopping Centre ("Bluewater") in Kent in the South East of England. The Bluewater development was completed by Lend Lease in 1999 and is the largest shopping centre in the UK. A rent review due in 2005 is expected to substantially increase net operating income. The shopping centre was valued at £1,621 million in June 2004 by independent valuers; and
  - a 100% interest in Touchwood Shopping Centre in Solihull in central England. The centre was valued at £225 million in June 2004 by independent valuers,

  Lend Lease holds a 4% interest in the Lend Lease Retail Partnership with the balance owned by institutional investors; and

- the Overgate Partnership which holds a 100% interest in the Overgate Shopping Centre in Dundee, Scotland's fourth largest city, in the north east of Scotland. The centre was valued at £139 million in June 2004 by independent valuers. Lend Lease holds a 31% interest in the Overgate Partnership with the balance held by institutional investors.

Both funds are fixed term with set termination dates which are extendable in four year periods.

Lend Lease also owns a direct 30% interest in Bluewater. The remaining interests are held by Lend Lease Retail Partnership (25%), Prudential (35%) and Britel (10%). Lend Lease's interest in Bluewater is subject to:

- a profit share arrangement with the original owner of the land, Lafarge. Under those arrangements Lafarge is potentially entitled to a payment of up to £50 million if Lend Lease's Bluewater interest is sold before 2009; and
- a pre-emptive right in favour of Prudential over 50% of Lend Lease's interest (i.e. 15% of Bluewater). The price at which Prudential can acquire the stake is determined by reference to a predetermined capitalisation rate which alters slightly over time and is subject to Lend Lease exercising its option to break a finance lease in respect of Bluewater in 2005, 2009 and 2011.

Lend Lease announced in May 2004 that it had signed a conditional agreement with Performance Shopping Centre Partnership to co-invest in and manage the redevelopment of the Golden Square Shopping Centre in Warrington in the UK. Lend Lease's total equity investment is expected to be in the order of £50 million.

Lend Lease provides property and asset management services for each of the retail assets held in its UK managed funds.

Lend Lease also manages the Lend Lease SICAV Real Estate Securities Fund and the Lend Lease Global Property Fund SICAF (combined net book value of $162.9 million) but is exploring options for exiting from these businesses.

United States

Lend Lease's REI activities in the United States principally comprise a 50% interest in King of Prussia Shopping Centre in Philadelphia ("King of Prussia"). The shopping centre is an upscale two-level enclosed mall valued at US$744 million in June 2004 by independent valuers.

King of Prussia is owned 50/50 by Lend Lease and Kingmak Associates ("Kingmak") and managed by Kravco Company ("Kravco"). Kingmak comprises several family trusts associated with Kravco together with Simon Property Group, a large investor in US retail assets. Simon Property Group also has a 50% interest in Kravco. If either Kingmak or Lend Lease wish to sell their interest, the other has a right of first right of refusal and (except for sales to affiliates) no sale may occur without the written consent of the non-selling party.

Lend Lease also has a number of other small businesses and investments including co-investments in a number of wholesale property funds:

US REI – Co-investments

Fund	Book Value at 30 June 2004 ($ million)	Redemption Date
Value Enhancement Fund III	11.3	2005
Value Enhancement Fund IV	22.4	2007
Value Enhancement Fund V	48.8	2008
Yarmouth Capital Partners Limited Partnership II	39.2	2004
Lend Lease US Real Estate Securities Fund	17.3	Open ended
Other	27.5	Various
Gross book value	**166.5**	
Less: Provisions	(9.8)	
Net book value	**156.7**	

Source: Lend Lease

The investments in the wholesale funds are illiquid and are expected to be realised over time as the funds reach their respective redemption dates.

In August 2004, Lend Lease entered into an agreement for the sale of Lend Lease Rosen, one of Lend Lease's last remaining funds management businesses in the US. The ultimate proceeds from the sale will be subject to the future performance of the business, although it is expected to exceed its book value of $13.9 million.

4.3 Financial Performance

The historical financial performance of Lend Lease for the four years ended 30 June 2004 and the Directors' forecast for the year ending 30 June 2005 are summarised below:

Lend Lease – Financial Performance ($ millions)	Year end 30 June				
	2001 actual	2002 actual	2003 actual	2004 actual	2005[35] forecast
Revenue[36]	10,793.4	12,274.4	9,955.4	8,909.4	
EBITDA[37]	**341.9**	**593.2**	**473.7**	**406.5**	**485**
Depreciation and amortisation	(65.8)	(80.9)	(73.5)	(24.0)	(15)
EBITA[38]	**276.1**	**512.3**	**400.2**	**382.5**	**470**
Goodwill amortisation	(65.5)	(70.5)	(58.8)	(40.1)	(42)
Net interest income/(expense)	29.9	(50.7)	(26.4)	19.1	(3)
Writedown of REI businesses	-	-	(882.0)	-	-
Profit on sale of/exit from businesses	-	-	-	104.3	-
Profit before tax	**240.5**	**391.1**	**(567.0)**	**465.8**	**425**
Income tax expense	(83.0)	(152.3)	(140.9)	(128.2)	(147)
Profit after tax	**157.5**	**238.8**	**(707.9)**	**337.6**	**278**
Profit attributable to outside equity interests	(6.1)	(12.5)	(6.9)	(4.1)	(11)
Profit after tax attributable to Lend Lease shareholders	**151.4**	**226.3**	**(714.8)**	**333.5**	**267**
Statistics					
Basic earnings per share (cents)	*33.5*	*52.1*	*(163.1)*	*80.6*	*67.0[39]*
Alternative basic earnings per share[40] (cents)	*33.5*	*52.1*	*52.5*	*57.4*	*67.0*
Dividends per share (cents)	*21.0*	*18.0*	*30.0*	*44.0*	*46.8*
Dividend payout ratio[41]	*60%*	*34%*	*nmf[42]*	*55%*	*70%*
Amount of dividend franked	*38%*	*100%*	*33%*	-	-
Dividend yield[43]	*1.7%*	*1.7%*	*3.6%*	*4.3%*	*nc*
Interest cover[44] (times)	*nmf*	*10.1*	*15.2*	*nmf*	*nmf*
Effective tax rate	*34.5%*	*38.9%*	*nmf*	*27.5%*	*34.6%*
Return on equity[45]	*4.1%*	*6.0%*	*nmf*	*11.7%*	*nc*

Source: Lend Lease

Lend Lease's profit after tax has fluctuated over the last four years. Earnings increased significantly in the year ended 30 June 2002 reflecting restructuring costs of $51.7 million incurred in 2001, the inclusion of eleven months of Delfin Lend Lease earnings in 2002 following acquisition in August 2001, contribution from a number of large projects reaching financial close and an increase in funds under management in both the Asia Pacific and European regions.

35 Disclosure on the same basis as the Explanatory Memorandum.

36 Revenue is calculated as reported revenue from ordinary activities less proceeds on the sale of investments and businesses and interest received.

37 Reported EBITDA is earnings before net interest, tax, depreciation and amortisation and includes share of associates and joint venture net profits.

38 EBITA is earnings before net interest, tax and amortisation of goodwill.

39 Calculated based on 398,675,475 shares on issue.

40 The alternative basic earnings per share amounts have been calculated after excluding the impact of the $945 million after tax writedown of the REI business in 2003 and by excluding the profit on sale of the 23% interest in IBM Global Services Australia Limited, losses in exiting REI businesses and capital loss tax benefits arising from Australian tax consolidations in 2004.

41 Dividend payout ratio calculated based on basic earnings per share. If calculated based on the alternative basic earnings per share the dividend payout ratio would be 56% in 2003 and 75% in 2004.

42 nmf = not meaningful.

43 Dividend yield is based on period end share price.

44 Interest cover is reported EBITA divided by net interest.

45 Return on equity is profit after tax (attributable to Lend Lease shareholders) divided by average shareholders' equity for the period.

Lend Lease's US real estate investment business experienced a downturn in the period to 2002 and, following a strategic review, Lend Lease instigated a process to divest its US real estate investment and other businesses. Consequently, Lend Lease incurred a substantial loss in 2003 following:

- a writedown of $945 million ($882 million pre tax) in relation to Lend Lease's REI business (prior to exiting the majority of its US operations and selected European and Asian operations); and
- restructuring costs of $47.3 million in relation to cost reduction initiatives.

Net profit after tax in the year ended 30 June 2004 exceeded prior years after recording a net profit of $104.3 million from the sale of the 23% interest in IBM Global Services Australia Limited and the exit from a number of REI businesses. However, at the EBITA level, earnings declined in comparison to the prior year following project losses in the Australian operations of Bovis Lend Lease which reduced earnings before tax by $79 million. If these losses are excluded, EBITA would have been approximately 15% higher than 2003.

An analysis of EBITA at a group level does not reflect the changes in performance of Lend Lease's individual businesses. Set out below is a summary of the contribution of each business to Lend Lease's EBITA:

Lend Lease – Contribution to EBITA by Operation ($ millions)

	Year ended 30 June				
	2001 actual	**2002 actual**	**2003 actual**	**2004 actual**	**2005 forecast**
Bovis Lend Lease	145.3	181.5	243.0	169.2	217
Development	36.9	70.4	61.7	116.8	177
Real Estate Investments	162.7	192.4	140.4	145.4	155
Corporate overheads[46]	(78.3)	(5.7)	(149.4)	(89.4)	(80)
Non-core investments	9.5	73.7	15.7	19.7	1
Discontinued businesses	na	na	88.8	20.8	-
EBITA	**276.1**	**512.3**	**400.2**	**382.5**	**470**

Source: Lend Lease

In analysing the performance of the individual business units it is important to recognise the significant changes that have occurred in Lend Lease's business and the way EBITA has been reported. In 2003, Lend Lease significantly restructured the corporate management structure and its global construction and development business. Earnings for business units prior to the year ending 30 June 2003 include an allocation of corporate management costs and the global construction and development business management costs. Therefore, the analysis above of the earnings by business unit prior to 2003 is not directly comparable to the current operating structure but does provide some indication of the historical performance of the business units.

Bovis Lend Lease's contribution grew substantially in the three years to 30 June 2003 principally due to:

- growth in the American operations in 2002 primarily due to a number of large projects and the clean up of the World Trade Centre site; and
- increasing volumes and margins in the UK as Bovis Lend Lease has focused on higher margin, large projects (including PFIs).

Earnings declined dramatically in the year ended 30 June 2004 as a result of losses on a number of projects in Australia. Without these losses, earnings would have been 2% higher than the previous year.

[46] Corporate overheads includes group services and group treasury.

Delfin Lend Lease has been a significant contributor to growth in the Development business since acquisition in August 2001. While Delfin Lend Lease and, to a lesser extent Lend Lease Development, have contributed significantly to growth in the Development business, this growth has, in part, been offset by net bid costs relating primarily to PFI projects in Europe (approximately $83 million across the four year period). Furthermore, although IDB Europe has been successful in winning significant PFI projects, the largest proportion of the profits from these projects is actually reflected in Bovis Lend Lease's earnings and only the facilities management profit and profit derived from equity stakes is included in the earnings of the Development business.

Lend Lease's REI business generates income from both funds management services and investments. In the year ending 30 June 2004, earnings from funds management accounted for approximately 11.5% of EBITA for the business. The REI business has changed significantly over the last 18 months. The US operation has been almost entirely divested or closed as have selected European and Asian funds management businesses. The residual funds management operations and investments have provided consistent earnings over the last two years notwithstanding a significant decline in the fees payable by GPT (due to a change in the fee structure).

Corporate overheads have declined significantly over the last 18 months. Management has been restructured along regional lines allowing a reduction in head count and associated costs. No allowance is made in the Lend Lease Forecast for the $60 million of after tax savings identified by Lend Lease in conjunction with the Proposed Merger.

Lend Lease has been either ungeared or only very modestly geared over the last four years reflecting, in part, the nature of the Bovis Lend Lease business. Bovis Lend Lease, like all construction businesses, operates on a negative working capital basis. Lend Lease estimates that Bovis Lend Lease holds approximately $300-400 million of client cash against future payments to be made to subcontractors.

Lend Lease uses forward foreign exchange contracts to hedge a proportion of its foreign currency denominated income and borrowings from currency fluctuations. For the year ended 30 June 2004, Lend Lease had hedged over 90% of its earnings from the UK and the US. Appreciation of the Australian dollar in 2004 resulted in a net foreign exchange gain of $23.9 million being recognised, which was allocated to the various business units. At 30 June 2004, Lend Lease had hedged more than 60% of its expected foreign currency denominated income from the UK and the US for the year ending 30 June 2005.

Due to the number of one-off impacts to profit in the past four year, earnings per share have fluctuated widely. The share buy back undertaken by Lend Lease during 2004 has also enhanced earnings per share for that year.

Commentary on the assumptions underlying the Lend Lease Forecast for the year ending 30 June 2005 is set out in Section 4.4 of the Explanatory Memorandum.

For the purposes of valuing Lend Lease (see Section 7 of this report), Grant Samuel has adjusted EBITA contribution by business unit as follows:

- PFI project bid costs expensed have been re-categorised to be included in the Bovis Lend Lease business;
- facilities management profits from PFI projects have been re-categorised to be included in the Bovis Lend Lease business; and
- global management fees have been re-classified as a corporate cost in the two years ending 30 June 2002.

The restated EBITA contribution by operation for Lend Lease is summarised below:

Lend Lease – Restated Contribution to EBITA by Operation ($ millions)					
	Year ended 30 June				
	2001 actual	2002 actual	2003 actual	2004 actual	2005 forecast
Bovis Lend Lease	174.6	184.7	206.4	155.7	211
Development	41.2	99.9	98.3	130.3	183
Real Estate Investments	162.7	192.4	140.4	145.4	155
Corporate overheads	(111.9)	(38.4)	(149.4)	(89.4)	(80)
Non-core investments	9.5	73.7	15.7	19.7	1
Discontinued businesses	-	-	88.8	20.8	-
EBITA	**276.1**	**512.3**	**400.2**	**382.5**	**470**

Source: Lend Lease, Grant Samuel analysis

4.4 Financial Position

The financial position of Lend Lease as at 30 June 2004 is summarised below:

Lend Lease – Financial Position ($ millions)	
	30 June 2004
Debtors and prepayments	1,615.2
Construction work in progress	(453.9)
Creditors and accruals	(1,998.6)
Net working capital	**(837.3)**
Property, plant and equipment	102.8
Real estate development inventories	1,412.5
Investments in associates and joint ventures	112.7
Real estate co-investments (net)	888.7
Goodwill	634.3
Management agreements	57.1
Other intangibles	2.6
Other receivables (net)	226.7
Deferred tax assets (net)	102.0
Marked to market foreign exchange contracts (net) and cross currency swaps	48.9
Other assets and prepayments	88.6
Current tax provision	(98.4)
Employee entitlements	(25.2)
Restructuring provisions	(100.7)
Other liabilities and provisions	(64.4)
Total funds employed	**2,550.9**
Cash, deposits, money market investments	1,389.1
Bank loans	(862.0)
Lease liabilities and other	(242.1)
Net cash	**285.0**
Net assets	**2,835.9**
Outside equity interests	(14.1)
Shareholders' equity attributable to Lend Lease shareholders	**2,821.8**
Statistics	
Shares on issue (million)	*400.2*
Net assets per share	*$7.09*
Net tangible assets	*2,141.9*
NTA[47] per share	*$5.32*
Gearing (net borrowings/total tangible assets less cash)	*nmf*

Source: Lend Lease

Lend Lease's real estate development inventories represents property acquired for development and sale and is recorded at cost to date (including capitalised borrowing costs). Of the net book value at 30 June 2004 ($1,412.5 million) approximately 41% of the property held was income producing. Lend Lease's interests in two properties, Bluewater ($581.6 million) and Chapelfield ($316.4

[47] NTA is net tangible assets, which is calculated as net assets less goodwill, management rights and other intangibles.

million) account for approximately 64% of real estate development inventories. In addition, Lend Lease holds various interests in development projects via equity or joint venture structures.

Net real estate co-investments ($888.7 million) represent Lend Lease's co-investments in property funds upon which it earns (or previously earned) management fees as well as other passive real estate investments. This asset category includes Lend Lease's interests in: the King of Prussia ($207.4 million), Lend Lease Global Property Fund ($142.6 million), Lend Lease Overgate Partnership ($103.4 million), Lend Lease Retail Partnership ($49.8 million), General Property Trust ($57.1 million) and Australian Prime Property Funds ($51.8 million).

Goodwill of $634.3 million primarily relates to the acquisition of Bovis Group. Management agreements relate to Lend Lease's management rights for GPT and APPF which are recorded at cost less accumulated amortisation. At 30 June 2004, these management agreements were independently valued at $127.3 million and $77.6 million respectively.

Other receivables (net) are non-trading receivables and payables and include the proceeds on the sale of assets (e.g. the 23% interest in IBM Global Services Australia Limited and the interest in the Fox Lend Lease Showground Partnership), an amount of tax paid which is subject to dispute with the Australian Taxation Office ($95.3 million), GPT and APPF responsible entity fees receivable as well as provisions for deferred settlement of acquisitions. Restructuring provisions are non-trading liabilities established in relation to the sale of the US REI businesses and for employee termination and are expected to be utilised in the next 12 months.

As at 30 June 2004, Lend Lease had net cash of $285 million (comprised of cash of $1,389.1 million, bank loans of $862.0 million and lease liabilities (and other) of $242.1 million). Bank loans include US$250 million of guaranteed notes which mature in June 2005 and a $500 million Medium Term Note issue which matures in July 2005. Both note issues are denominated in US dollars. As at 30 June 2004, Lend Lease had significant unused finance facilities ($2.45 billion).

Lend Lease enters into exchange rate and interest rate hedges to manage its exposure under these facilities. At 30 June 2004 the carrying value of forward foreign exchange contracts (net) ($1.0 million) and cross currency swaps ($47.9 million) was as net $48.9 million asset. The net fair value of these contracts and swaps at 30 June 2004 was $48.2 million.

Lend Lease had an estimated net deficit of $117 million in its defined benefit superannuation and pension scheme which was not required to be recorded on its balance sheet as at 30 June 2004. This was represented by an estimated deficit in the Bovis UK Pension Scheme of $149 million partly offset by an estimated surplus of $32 million in the Australian Lend Lease Superannuation Fund.

No provision for the dividend for the six months ended 30 June 2004 (approximately $104 million which was paid on 15 September 2004) is reflected in the balance sheet.

4.5 Taxation Position

At 30 June 2004, Lend Lease had approximately $30 million in income tax losses (tax effected) recognised as a deferred tax asset. Further income tax losses in the US were estimated at US$394 million and capital losses in Australia were estimated at $120 million at 30 June 2004. The actual quantum of tax losses will not be known with certainty until income tax returns for 30 June 2004 are completed.

At 30 June 2004, Lend Lease had accumulated franking credits of $45 million which will be largely consumed by the payment by Lend Lease of the special fully franked dividend of 23.8 cents per share.

4.6 Capital Structure and Ownership

As at 17 September 2004, Lend Lease had 398,675,475 ordinary shares on issue.

The top ten shareholders in Lend Lease hold in excess of 10% of the ordinary shares and are predominantly institutional nominee companies. At 17 September 2004, there were four substantial shareholders:

Lend Lease – Substantial Shareholders as at 17 September 2004

Shareholder	Number of Shares	Percentage Interest
Lend Lease Employee Holdings Custodian Pty Limited	47,764,658	11.98%
Maple Brown Abbott Limited	33,306,194	8.35%
Merrill Lynch Asset Management Limited	23,745,234	5.96%
Balanced Equity Management Pty Limited	20,288,610	5.09%

Source: Lend Lease

Lend Lease Employee Holdings Custodian Pty Limited ("LLEHC") is the investment custodian for a number of Lend Lease employee benefit vehicles. LLEHC is not owned by or related to Lend Lease.

4.7 Share Price History

A summary of the price and trading history of Lend Lease shares since 1 January 2000 is set out below:

Lend Lease – Share Price History

Period	Share Price ($)			Average Weekly Volume (000s)	Average Weekly Transactions
	High	Low	Close		
Year ended 31 December					
2000	23.59	15.36	16.74	6,131	2,626
2001	17.38	9.56	13.05	7,087	3,434
2002	14.15	8.97	9.72	6,424	2,222
Quarter ended					
31 Mar 2003	10.22	7.90	9.30	6,492	1,960
30 June 2003	10.36	7.90	8.35	10,007	2,557
30 Sept 2003	11.01	8.20	10.30	9,540	2,301
31 Dec 2003	11.54	9.51	10.05	8,253	2,212
31 Mar 2004	10.58	9.71	10.23	7,472	1,981
Month ended					
30 Apr 2004	11.14	10.24	10.67	5,969	1,725
31 May 2004	10.82	9.95	10.15	10,426	2,184
30 June 2004	10.59	10.01	10.28	9,376	1,921
31 July 2004	10.99	10.21	10.65	9,755	1,904
31 Aug 2004	11.19	10.40	11.14	10,672	2,010
30 Sept 2004 (to 17 Sept)	11.34	11.02	11.18	7,801	1,795

The following graph illustrates the movement in Lend Lease's share price and trading volumes since January 2000:


Lend Lease - Share Price & Trading Volume
January 2000 to September 2004
Share Price ($)
Weekly Volume (000s)
25.00
20.00
15.00
10.00
5.00
0.00
25,000
20,000
15,000
10,000
5,000
0
Jan-00 May-00 Sep-00 Feb-01 Jun-01 Nov-01 Mar-02 Jul-02 Dec-02 Apr-03 Aug-03 Jan-04 May-04

Lend Lease's share price has declined over the last four years. In April 2000, Lend Lease's share price declined over 10% after the company sold MLC. Investors appear to have been concerned that the sale removed a large source of recurrent cash flow, increasing Lend Lease's exposure to the more cyclical property development and construction businesses. Approximately $1.755 billion of the MLC sale proceeds were used to fund an off-market buy back at $19.88 per share. Approximately 25% of Lend Lease's issued shares were bought back. The share price declined between October 2000 and mid 2001 as the market digested the full impact of the sale of MLC and profit warnings in relation to a number of investments.

In early 2002, the share price increased to around $14.00 after Lend Lease was awarded the contract to oversee the restoration of the World Trade Center site and was named preferred bidder to develop London's Millennium Dome site. The effect of the strong Australian dollar in 2002 on Lend Lease's significant US sourced earnings, a management restructure and significant write downs on Lend Lease' REI assets saw the share price decline to a low of $7.90 on 13 February 2003 and 4 June 2003.

The share price improved to trade in the range of $9.51 to $11.54 from 31 August 2003 to 24 May 2004 (weighted average of $10.45) reflecting:

- the commencement of an on-market buy back of 10% of Lend Lease's issued share capital and subsequent announcement of a doubling of the buy back;
- announcement of an expected return to profit and increased dividends; and
- divestment of its REI businesses.

The announcement on 24 May 2004 of a proposal to merge with GPT had little effect on the share price. After declining slightly after the announcement, Lend Lease's share price has generally returned to the levels traded pre-announcement. Since the announcement of Lend Lease's 2004 results on 18 August 2004 the share price has strengthened to trade broadly in the range of $10.70 to $11.34 (weighted average $11.06).

Lend Lease's shares are actively traded with average weekly volumes over the past year representing 1.9-2.1% of shares on issue. This represents annual turnover of around 100% of Lend Lease's total issued capital.

The following graph illustrates the performance of Lend Lease shares since March 2000 relative to the S&P/ASX 200 Real Estate Index and the S&P/ASX 200 Industrials Index:


Lend Lease vs S&P/ASX 200 Real Estate Index
vs S&P/ASX 200 Industrials Index
(March 2000 - September 2004)
160
140
120
100
80
60
40
20
0
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Lend Lease
ASX 200 Industrials
ASX 200 Real Estate

Lend Lease has significantly underperformed both the S&P/ASX 200 Real Estate Index (of which it makes up 5.5%) and the S&P/ASX 200 Industrials Index (of which it makes up 0.7%) since March 2000. Much of the underperformance can be attributed to a market re-rating following the sale of MLC. Since mid 2002, Lend Lease has continued to generally underperform both indices (particularly during the first eight months of 2003), although during 2004 it has tracked both indices. This trading performance highlights Lend Lease's variable financial performance during the period.

5 Profile of Lend Lease Group

5.1 Operations and Strategy

Lend Lease Group will be a stapled, internally managed, international property group. It will comprise five core businesses operating in three regions:

- **Retail** – ownership of retail assets, retail property management and development and co-investment in wholesale funds;
- **Diversified Asset Portfolio** – ownership, management and development of a portfolio of office, hotel/tourism and industrial property assets;
- **Wholesale Funds Management** – management of, and co-investment in, unlisted property funds;
- **Urban Community Development** – Delfin Lend Lease, Lend Lease Development, Retirement by Design, Actus and other businesses and interests in development projects; and
- **Project and Construction Management** – the Bovis Lend Lease business.

Lend Lease Group is expected to be the second largest property group listed on the ASX, with a market capitalisation of around $10 billion.

Approximately 71% of pro forma 2005 forecast distributable income and 88% of the pro forma net assets at 30 June 2004 will be attributable to the investment property portfolio (predominantly retail assets):

Lend Lease Group – Diversification

Pro Forma 2005 Forecast Earnings[1] | **Pro Forma Gross Assets as at 30 June 2004**


Project and Construction Management 15%
Funds Management 3%
Development 11%
Investment Assets 71%
Urban Communities 5%
Development 4%
Other 4%
Hotel/Tourism 8%
Industrial 3%
Retail 47%
Office 29%

Source: Explanatory Memorandum
Note: (1) Pro forma profit after tax and before interest, amortisation and net corporate overheads for the year ending 30 June 2005.

Approximately 75% of pro forma 2005 distributable earnings is expected to be generated by businesses and assets in Australia, 15% in Europe and 10% in the US.

The operating strategy of the Lend Lease Group will be to:

- consolidate the businesses and assets in Australia to realise the growth potential embedded in the existing businesses, market positions, asset portfolios, development pipeline and funds management activities;
- grow the funds management activity;
- build on existing offshore platforms in regional retail centres and masterplanned urban community developments in the UK, US and Singapore; and
- maintain its position as a top 12 international construction and project management company.

Further details relating to the Lend Lease Group business are set out in Section 3 of the Explanatory Memorandum.

5.2 Directors and Management

Lend Lease and GPT Management (the responsible entity of GPT) will share a common board of directors. Lend Lease Group's board will initially comprise four non-executive directors of Lend Lease, one executive director of Lend Lease and three non-executive directors of GPT Management. The directors from Lend Lease will be David Crawford, Gordon Edington, Peter Goldmark, Richard Longes and Greg Clarke (executive director) and the directors from GPT Management will be three of the following Peter Joseph, Ken Moss, Malcolm Latham and Elizabeth Nosworthy. David Crawford will be the initial chairman. One or more new independent directors may be added to the board.

To manage the Lend Lease Group a new senior management organisation will be put in place drawing from GPT Management and Lend Lease's senior management teams. Greg Clarke will be the first chief executive officer of Lend Lease Group. Further details of this senior management team are set out in Section 3 of the Explanatory Memorandum.

5.3 Capital Structure and Ownership

The capital structure of Lend Lease Group is dependent on the number of Lend Lease shares acquired under the Off-Market Buy Back and the extent to which GPT unitholders participate in the GPT Cash-Out Option.

Assuming 32.3 million Lend Lease shares are acquired under the Off-Market Buy Back at a price of $12.00 per share and no GPT unitholders participate in the GPT Cash-Out Option, Lend Lease Group's capital structure will be as follows:

- 897.1 million stapled securities in GPT and Lend Lease; and
- 206.0 million unstapled units in GPT (18.7%) held by Lend Lease.

Based on the above:

- existing GPT unitholders will own 59.2% of the stapled securities in Lend Lease Group; and
- existing Lend Lease shareholders will own 40.8% of the stapled securities in Lend lease Group.

The only substantial securityholder in Lend Lease Group is expected to be Lend Lease Employee Holdings Custodian Pty Limited, which will have a stapled security holding of approximately 5.3%.

In addition, Lend Lease will initially hold a relevant interest in GPT of approximately 22.0%. This relevant interest arises by virtue of:

- the unstapled units issued to Lend Lease to fund the Special Distribution and GPT Cash-Out Option (18.7% of the issued units in GPT);
- Lend Lease holding 17.3 million GPT units, being 0.9% of the issued units in GPT;
- Lend Lease's 50% interest in Resolution Capital Limited ("Resolution Capital") which, pursuant to a number of investment management mandates, currently has an interest in 4.9% of the issued units in GPT; and
- GPT Management acting as the responsible entity of the GPT Split Trust which currently holds units representing approximately 1.1% of the issued units in GPT.

5.4 Financial Performance

The table below summarises the pro forma forecast of the financial performance of Lend Lease Group for the year ending 30 June 2005:

Lend Lease Group – Pro Forma Forecast Financial Performance ($ millions)	Year ending 30 June 2005 pro forma forecast
GPT EBITDA	599
Lend Lease EBITDA	485
Merged group adjustments	(49)
Cost savings	81
EBITDA	**1,116**
Depreciation	(11)
EBITA	**1,105**
Amortisation of goodwill	(60)
EBIT	**1,045**
Net interest	(262)
Profit before tax	**783**
Income tax expense	(163)
Outside equity interests	(11)
Net profit after attributable to Lend Lease Group stapled securityholders	**609**
Add back:	
Merged group[48]	61
Amortisation of goodwill	60
Distributable income	**730**
Statistics	
Number of stapled securities on issue (millions)	*897*
Distribution per stapled security (cents)	*81.4*

Source: Explanatory Memorandum

KPMG Transaction Services has reviewed the Lend Lease Group forecast. Its opinion is set out in Section 6 of the Explanatory Memorandum. The Lend Lease Group forecast is set out in detail in Section 4.2 of the Explanatory Memorandum.

The Lend Lease Group forecast is based on forecasts for the financial performance of both GPT and Lend Lease prepared on a stand alone basis. The assumptions adopted in preparing the GPT forecast and Lend Lease forecast are set out in Section 4.3 and 4.4 of the Explanatory Memorandum. The Lend Lease Group forecast has been prepared on the following basis:

- the Proposed Merger was implemented on 1 July 2004;
- Australian Generally Accepted Accounting Principles ("Australian GAAP") apply throughout the period;
- transactions between GPT and Lend Lease have been eliminated and accounting treatments for GPT and Lend Lease have been aligned;
- Lend Lease sells its existing 17.3 million units in GPT through the Cash Sale Facility;
- after tax operating cost savings of $60 million in 2005;
- an increase in net interest expense upon a reduction in cash and new debt raised and an average effective interest rate of 6.2%; and
- goodwill of $346 million arising from the merger is amortised over a 20 year period.

Estimated transaction costs associated with the Proposed Merger of $68 million (before tax) will be capitalised and have therefore not been included in the Lend Lease Group forecast.

48 Includes inter entity eliminations, deferred tax on Lend Lease's unstapled units and an amount to reflect the alignment of GPT's and Lend Lease's accounting policies.

5.5 Financial Position

The pro forma financial position of Lend Lease Group as at 30 June 2004 is summarised below:

Lend Lease Group – Pro Forma Financial Position ($ millions)	As at 30 June 2004 pro forma
Cash	350
Investment properties	8,316
Goodwill	980
Receivables	1,573
Inventories	1,696
Other investments	872
Other intangibles	15
Other assets	731
Total assets	**14,533**
Borrowings	(4,279)
Creditors	(2,620)
Other liabilities	(782)
Total liabilities	**(7,681)**
Net assets	**6,852**
Outside equity interests	(6)
Equity attributable to Lend Lease Group stapled securityholders	**6,846**
Statistics	
Stapled securities on issue (millions)	*897*
Net borrowings	*3,929*
NTA	*5,851*
Net assets per stapled security	*$7.63*
NTA per stapled security	*$6.52*
Gearing (net borrowings/total tangible assets less cash)	*29.8%*
Gearing (total borrowings/total tangible assets)	*31.6%*
Gearing (net borrowings/net borrowings plus net tangible assets)	*40.2%*

Source: Explanatory Memorandum

The Lend Lease Group financial position and the underlying assumptions are set out in detail in Section 3.10 of the Explanatory Memorandum. KPMG has reviewed the Lend Lease Group Financial Position and its opinion is set out in Section 5 of the Explanatory Memorandum.

The Lend Lease Group Financial Position is based on the audited financial position of GPT and Lend Lease as at 30 June 2004 and the financial effect of the Proposed Merger. Specifically, it assumes:

- the Proposed Merger is implemented on 30 June 2004;
- Australian GAAP apply;
- receivable and payable balances between Lend Lease and GPT of $32 million have been eliminated;
- Lend Lease sells its existing 17.3 million units in GPT through the Cash Sale Facility;
- the following fair value adjustments have been made to the assets and liabilities of Lend Lease:
  - the write off of the GPT management rights amounting to $45 million;
  - the write off of future income tax benefits attributable to tax losses of $30 million that may not be available as a consequence of the Proposed Merger; and
  - the reduction in cash by $405 million with a corresponding reduction in equity to reflect the impact of the on-market buy backs completed by Lend Lease in July 2004 and the $388 million Off-Market Buy Back;
- payment of the special dividend of $95 million to Lend Lease shareholders and the Capital Distribution of $12.75 million to GPT unitholders;

- the $1,311 million subscription for new unstapled units in GPT by Lend Lease to fund the GPT Cash-Out Option and the Special Distribution;
- costs of the Proposed Merger of $68 million; and
- goodwill of $346 million arising from the merger.

Based on the pro forma financial position at 30 June 2004, Lend Lease Group's gearing (defined as total borrowings to total tangible assets) will be 31.6% after implementation of the Proposed Merger. It is the current intention that the long term gearing (total borrowings to total tangible assets) of Lend Lease Group will be within the range of 25-35%.

Prior to the announcement of the Proposed Merger, Lend Lease had a credit rating of BBB/A-2 from Standard & Poor's on its US dollar bond, Australian dollar medium term note and Australian dollar commercial paper program . GPT had a credit rating of A+/A-1 from Standard & Poor's on its Australian dollar medium term note and Australian dollar commercial paper program. Following the announcement of the Proposed Merger, Standard & Poor's placed Lend Lease's ratings on credit watch positive and GPT's ratings on credit watch negative and has indicated that it expects the long term rating for the merged group to be either "A-" or "A".

5.6 Distribution Policy

Distributions by Lend Lease Group will comprise two components, a dividend from Lend Lease and a distribution from GPT. Distributions are to be paid quarterly no later than two months after each quarter, commencing from the March 2005 quarter. It is proposed that Lend Lease Group will distribute up to 100% of its reported profit after tax with amortisation and transactions eliminated between the entities added back. The dividend from Lend Lease is expected to be partly franked from 2006 and the distribution from GPT is expected to be part tax deferred (for those unitholders with a cost base exceeding the tax deferred component). Lend Lease Group is to target growth in distributions per stapled security of 7% per annum for 2006 and 2007. If growth in distributable income exceeds 7% per stapled security in any year, it is possible that the payout ratio may be less than 100%.

The introduction of International Financial Reporting Standards from 1 January 2005 will have an impact on reported profit after tax as a result of the inclusion in reported profit after tax of a number of items of a non cash flow nature (such as unrealised changes in the value of investment properties and non cash deferred tax charges in relation to these changes in value and unrealised changes in defined benefit schemes and derivative instruments). These non cash flow items will not be taken into account for the purposes of calculating distributions for Lend Lease Group.

5.7 Hedging Policies

Lend Lease Group will have exposures to interest rate fluctuations from borrowings denominated in predominantly A$, US$ and £. It will enter into fixed rate borrowings, interest rate swap agreements and interest rate options to hedge its exposure to interest rate fluctuations. The target fixed rate profile that Lend Lease Group intends to put in place for the year ending 30 June 2005 is 70-90% of forecast debt reducing to 50-70% of forecast debt in the year ending 30 June 2007.

Lend Lease Group will derive earnings denominated in foreign currencies from Lend Lease's non Australian businesses. Lend Lease Group will use natural hedging where possible to minimise exchange fluctuations and foreign exchange contracts to hedge a portion of its offshore earnings against fluctuations in exchange rates.

Details of Lend Lease Group's interest rate and foreign exchange management intentions are set out in Section 4.11(c) of the Explanatory Memorandum.

6 Evaluation of the Proposed Merger

6.1 Summary

In Grant Samuel's opinion, the Proposed Merger is in the best interest of GPT unitholders as a whole, in the absence of a superior proposal.

Grant Samuel has examined the financial impact of the transaction on GPT unitholders and the value of the "consideration" being offered to GPT unitholders (See Section 6.2). GPT unitholders will benefit from a significant uplift in value as a result of the Proposed Merger. Earnings and distributions attributable to GPT unitholders will increase by 7% and 17% respectively based on the pro forma forecast financial performance of the merged group for the year ending 30 June 2005. Stronger longer term growth in distributions is anticipated with Lend Lease targeting distribution growth per stapled security of around 7% per annum in the short to medium term compared to 3% expected by GPT on a stand alone basis.

In the short term, Grant Samuel believes the stapled securities are likely to trade at a forecast yield of 7.1-7.4% implying a value of $11.00-11.46 per stapled security (based on pro forma distributions for the year ended 30 June 2005). On the terms of the Proposed Merger (allowing for the Capital Distribution of 0.6 cents per GPT unit), this corresponds to a value of $3.55-3.67 per existing GPT unit. While the trading price of stapled securities may vary in the future, unitholders are able to secure value for their GPT units in the short term in one of three ways:

- by participating in the GPT Cash-Out Option (up to a maximum of 30,000 existing units);
- by participating in the Cash Sale Facility; or
- by selling GPT units on market pre merger or Lend Lease Group stapled securities post merger.

Unitholders participating in the GPT Cash-Out Option will receive $3.48 per existing unit (for up to 30,000 units) plus the Capital Distribution of 0.6 cents per unit plus distributions of pre merger profits of 9.6 cents per unit (including the September Distribution). The price for units sold through the Cash Sale Facility will be determined through an institutional bookbuild of stapled securities. The current market price ($3.70) is at a substantial premium to both the GPT unit price immediately prior to the initial announcement of the Proposed Merger and to the net asset value of GPT units on a stand alone basis.

The second element of the assessment involves a comparison of the percentage value being contributed by GPT unitholders to the merged group with the proportion of the merged group they will hold. This contribution of value can be analysed in terms of:

- the market values of GPT and Lend Lease based on sharemarket prices (see Section 6.3.2); and
- the underlying value of GPT's and Lend Lease's business and assets (see Section 6.3.3).

This analysis indicates that the proportion of the merged group of 59.2% to be held by GPT unitholders is demonstrably fair. Based on market values, GPT unitholders contribute 53.8-57.6% of the merged group (using the volume weighted average prices on the ASX over the three months prior to the initial announcement). The analysis based on underlying value is even more favourable, although it needs to be recognised that assessments of underlying value are more judgemental than the objective evidence provided by market values.

The third element of the analysis (see Sections 6.4 and 6.5) involves consideration of a wide range of other factors including:

- the expected benefits of the Proposed Merger in terms of strategic benefits, operational synergies, cost savings, financial strength and growth prospects;
- the change in the nature of the underlying investment held by GPT unitholders; and

- the expected tax consequences of the Proposed Merger.

In a transaction of this nature there will be advantages and disadvantages. It is necessary to form an overall view of the trade offs for unitholders.

The most significant issue for GPT unitholders is the material change in the nature of their investment. GPT unitholders will be exposed to the higher growth Lend Lease business. Distribution growth is expected to increase beyond the level that GPT unitholders could expect on a stand alone basis. However, the Lend Lease business is a higher risk business. Earnings from the development and construction businesses are more volatile. Ongoing profitability is largely dependent on continually securing new contracts and development opportunities. Moreover, even with a strong risk management culture, the business can be susceptible to significant project losses.

Finally, it is necessary to consider whether the Proposed Merger will be likely to preclude alternative transactions that could be more advantageous to GPT unitholders (see Section 6.6). In Grant Samuel's view, GPT unitholders are unlikely to achieve a value uplift of the same magnitude as offered by the Proposed Merger through any other alternative. In the absence of the Proposed Merger or of any other proposal to acquire GPT, GPT units are likely to trade at prices significantly below the current level. The current trading price of GPT units reduces the likelihood of an alternative superior offer emerging, but does not rule it out. There is ample opportunity for a superior offer to be put forward to GPT unitholders.

In a rapidly consolidating listed property trust sector, it was probably inevitable that GPT would participate in a merger or takeover transaction of some kind. The Lend Lease merger proposal is, in Grant Samuel's opinion, in the best interests of GPT unitholders. The increase in value, the increased distributions and the enhanced growth prospects outweigh the disadvantages.

6.2 Impact on GPT Unitholder Value

6.2.1 Financial Impact of the Merger

Earnings and Distributions

The pro forma forecast financial performance of the Lend Lease Group for the year ending 30 June 2005 is set out in Section 4.2 of the Explanatory Memorandum and is summarised in Section 5.4 of this report. The pro forma numbers have been prepared on the basis that the Proposed Merger had been implemented on 1 July 2004.

If the Proposed Merger is implemented, GPT unitholders will become security holders in Lend Lease Group. Earnings and distributions paid will depend on the performance of both GPT and Lend Lease. The pro forma forecast earnings per Lend Lease Group stapled security for the year ending 30 June 2005 is 75.5 cents. The pro forma forecast distribution per stapled security for the year ending 30 June 2005 (assuming that the Proposed Merger was implemented on 1 July 2004) is 81.4 cents.

The earnings per stapled security are stated after adding back amortisation of goodwill and other intangibles. Distributions per stapled security are based on a payout ratio of 100% of earnings per unit after adding back:

- amortisation of goodwill and intangibles;
- profit from development and construction that would have been earned by Lend Lease but is eliminated on consolidation; and
- deferred tax in relation to distributions paid to Lend Lease by GPT on the units Lend Lease subscribes for as part of the Proposed Merger.

The effect of the Proposed Merger on the earnings and distributions per GPT unit is demonstrated by comparing the forecast stand alone earnings and distributions per GPT unit for the year ending 30 June 2005 with the pro forma forecast earnings and distributions per equivalent GPT unit on the basis that the Proposed Merger was implemented on 1 July 2004:

Pro Forma Impact on Forecast Earnings and Distributions per Equivalent GPT Unit

Per existing unit	GPT Stand Alone (cents)	Pro Forma Lend Lease Group (cents)	Equivalent GPT Unit (cents)	Change	
				cents	%
Earnings[49]	22.5	75.5	24.2	1.7	+7.6%
Distributions	22.5	81.4	26.4	3.9	+17.3%

Source: Explanatory Memorandum

Earnings and distributions per equivalent GPT unit have been calculated assuming that the Special Distribution and Capital Distribution are reinvested in Lend Lease Group stapled securities at a price equal to $10.75. The price of $10.75 has been adopted for this analysis as it is the Lend Lease price implicit in the merger terms set on 6 August 2004. If the current implied price for Lend Lease Group stapled securities was adopted the impact on the analysis would be immaterial.

The pro forma forecast earnings indicate that GPT unitholders benefit from an increase in earnings per equivalent GPT unit of 1.7 cents or 7.6%. The increase in earnings per unit largely reflects the benefit of the cost savings expected as part of the Proposed Merger and the favourable merger terms for GPT unitholders. While the cost savings are a key driver of the improved earnings per security, approximately $48 million of the $60 million of after tax savings could be secured by Lend Lease on a stand alone basis.

The pro forma forecast shows an increase in distributions per equivalent GPT unit of 3.9 cents or 17.3%. The increase in distributions per unit reflects the favourable merger terms for GPT unitholders and the increase in the dividend payout ratio for Lend Lease. The analysis of the forecast distribution for the year ending 30 June 2005 as set out in the following table gives an insight into the impact on distributions of several factors:[50]

Contribution to Distributions per Equivalent GPT Unit

Component	Contribution to Distributions[51] (cents)
GPT stand alone distributions	22.5
Synergies and Lend Lease cost savings	2.2
Impact of favourable merger terms	0.7
Increase in Lend Lease dividend payout ratio	2.9
Impact of increased gearing and other tax leakage	(1.9)
Total distribution per equivalent GPT unit	**26.4**

If the Proposed Merger is implemented, distributions to security holders in the Lend Lease Group will be some combination of franked dividends, unfranked dividends, tax deferred distributions and taxable distributions. The majority of the distributions will be either tax deferred distributions or taxable distributions (more than 60% based on pro forma figures for the year ending 30 June 2005) rather than dividends. The post tax position of individual unitholders will vary depending on their marginal tax rate and their ability to utilise franking credits and the tax deferred component of any distribution.

49 Net profit after tax but before amortisation of goodwill.

50 Analysis is illustrative only as it is not theoretically correct given the cash consideration being offered to GPT unitholders.

51 Assumes the Special Distribution (or cash generated from participating in the GPT Cash-Out Option) is reinvested in Lend Lease Group stapled securities at a price equal to $10.75.

Financial Position and Net Tangible Asset Backing

The pro forma financial position of the Lend Lease Group as at 30 June 2004 is included in Section 4.10 of the Explanatory Memorandum and is summarised in Section 5.5 of this report. The pro forma financial position has been prepared on the basis that the Proposed Merger was implemented on 30 June 2004.

The impact of the Proposed Merger on pro forma net tangible asset ("NTA") backing and gearing ratios is set out below. It assumes the Off-Market Buy Back is completed at a price of $12.00 per Lend Lease share:

Impact on Financial Position at 30 June 2004				
Parameter	Before Proposed Merger	Pro Forma After Proposed Merger		
		Amount	Change	
			Absolute	Percentage
NTA per existing GPT unit	$2.74	$2.12[52]	-$0.62	-22.6%
Gearing (Total borrowings/Total Tangible Assets)	29.5%	31.6%	+2.1%	+7.1%
Gearing (Net borrowings/Net Borrowings plus NTA)	30.0%	40.1%	+10.1%	+33.7%

The Proposed Merger results in a substantial decrease in GPT unitholders' attributable NTA backing. The decrease in NTA backing is reflective of the differences in GPT's business and the Lend Lease business. GPT unitholders are in effect giving up part of their interest in GPT (which traded relatively closely to NTA prior to the announcement of Lend Lease's proposal) and replacing it with an interest in Lend Lease (which in comparison trades at a relatively substantial premium to NTA).

The gearing of the merged group increases. This increase principally reflects:

- the Special Distribution and GPT Cash-Out Option being paid to GPT unitholders;
- the special dividend being paid to Lend Lease shareholders; and
- the impact of the Off-Market Buy Back being conducted by Lend Lease in conjunction with the Proposed Merger (assuming the buy back is completed in full).

Notwithstanding the increased gearing and the fall in NTA backing, it needs to be recognised that:

- the ratio of total borrowings to total assets is within the target gearing range for the merged group (25-35%) and broadly consistent with other stapled securities;
- the merged group's interest cover (EBITDA/net interest) will be more than 4 times, consistent with GPT's stand alone forecast interest cover; and
- stapled securities trade on yield and not on NTA.

6.2.2 Trading Yield of Stapled Securities in Lend Lease Group

Securities in Lend Lease Group will be rated by the market principally in relation to other stapled property securities. Stapled property securities trade on forecast yields for the year ending 30 June 2005 of as low as 6.6% in the case of Stockland and as high as 9.2% in the case of Valad Property Group.

[52] Assumes the Special Distribution and Capital Distribution are reinvested in stapled securities at a price of $10.75.

The trading yields of stapled securities reflect a range of factors including:

- the quality of the investment portfolio;
- the proportion of income generated from 'passive' investment;
- the size of the business; and
- the outlook for distribution growth.

The yields of pure listed property trusts also provide a benchmark against which Lend Lease Group will be assessed:

Sharemarket Ratings of Selected Comparable Listed Property Trusts

Stapled Security/Trust	Market Capitalisation (A$ millions)	Property Investment[53] (%)	Gearing[54] (%)	Distribution Yield[55] (%) Year end 30 June 2004 historical	2005 forecast	Forecast Distribution Growth Per Annum (2005-2007) (%)
Stapled Securities						
Westfield Group	25,902	90.3	40.9	na	6.7	6.3
Stockland	7,508	66.5	23.6	6.4	6.6	3.8
Mirvac Group	3,254	42.1	38.4	7.1	7.5	4.1
Investa Property Group	2,929	84.7	37.2	8.1	8.2	-
Centro Properties Group	2,758	83.1	32.2	7.2	7.6	3.8
Multiplex Group	2,080	40.9	25.8	7.4	8.0	11.6
Australand Property Group	1,552	25.0	36.4	7.1	8.8	0.3
Ronin Property Group	1,217	100.0	31.9	8.0	8.0	-
James Fielding Group	435	77.2	28.5	7.9	8.1	2.6
Valad Property Group	301	84.0	29.2	9.1	9.2	1.8
Simple average		*66.0*	*32.4*	*7.6*	*7.9*	*3.4*
Weighted average		*76.3*	*36.1*	*7.1*	*7.1*	*5.0*
Listed Property Trusts						
Macquarie Goodman Industrial Trust	3,261	100.0	35.0	7.2	7.4	2.9
CFS Gandel Retail Trust	2,860	100.0	26.5	6.6	6.8	3.5
Commonwealth Office Property Fund	1,772	100.0	33.0	7.9	8.0	1.0
ING Industrial Fund	1,425	100.0	25.9	7.2	7.3	1.7
Macquarie Country Wide Trust	1,264	100.0	21.4	7.2	7.5	3.6
Macquarie Office Trust	1,252	100.0	36.6	8.5	8.6	1.4
ING Office Trust	1,228	100.0	28.5	8.0	8.2	-
Simple average		*100.0*	*29.6*	*7.5*	*7.7*	*2.0*
Weighted average		*100.0*	*30.1*	*7.3*	*7.5*	*2.3*

Source: Trust announcements, brokers' reports, share price data

The merged group will be compared firstly with Westfield Group, Mirvac Group, Stockland and Multiplex Group. Lend Lease Group has similarities with each of these businesses:

- the merged group will initially generate approximately 62% of its pre tax earnings[56] (71% on an after tax basis) from 'passive' investments. The level of 'passive' income relative to 'active' income is lower than for Westfield (approximately 90% passive income) but broadly consistent with Stockland. It is significantly greater than both Mirvac Group (45%) and Multiplex Group (40%);
- like Westfield and Multiplex, Lend Lease Group will have significant overseas operations. These operations will initially account for approximately 33% of pre tax

[53] Property investment as a percentage of earnings before interest, tax and unallocated expenses. Investa Property Group calculated post-tax.

[54] Gearing calculated as total borrowings divided by total tangible assets.

[55] Distribution yield calculated as distribution per unit divided by security price.

[56] Based on pro forma 2005 profit before tax, amortisation, group services and treasury (including interest).

earnings[56] (25% on an after tax basis) and more importantly provide significant opportunities for growth for the merged group;

- the merged group will initially earn approximately 37% of its earnings[56] from retail development, management and ownership. Retail activities are the sole focus of Westfield Group and form a significant part of Stockland's activities (38% of assets by value);

- development will initially comprise approximately 15% of pre tax earnings[56] (12% on an after tax basis) of the merged group. These are a significant part of Mirvac Group's activities and of Stockland's activities. Stockland has the third largest urban communities development business in Australia behind Delfin Lend Lease and Lensworth;

- Bovis Lend Lease will account for approximately 20% of the merged group's pre tax earnings[56] (15% on an after tax basis). While each of Westfield Group, Mirvac Group, Stockland and Multiplex Group have construction operations, only Multiplex provides these services to external clients. Multiplex's construction activities account for approximately 40% of its earnings, significantly higher than the merged group; and

- the growth prospects of the merged group will be comparable to Multiplex Group for which analysts are forecasting distribution growth in excess of 10%. The merged group will target distribution growth per stapled security of 7%, higher than each of Westfield Group, Mirvac Group and Stockland.

In Grant Samuel's view, the merged group should initially trade at a yield higher than Stockland and Westfield Group but lower than Multiplex Group and Mirvac Group:

- Westfield Group is a pure retail business. The earnings of Westfield Group are expected to exhibit strong growth and low levels of volatility reflective of the history of its predecessors, Westfield Holdings, Westfield Trust and Westfield America Trust. Lend Lease Group's earnings composition is likely to be perceived by the market to be higher risk and potentially more volatile;

- Stockland has historically traded at a premium to other listed property trusts and stapled securities (with the possible exception of Westfield Group). While the reasons for this are unclear, it should be recognised that Stockland has achieved strong growth over numerous years;

- while Multiplex Group holds significant property investments, its earnings are expected to be more volatile than the other groups given its greater focus on construction and development. Its security price has also improved significantly over the last three months reflecting, in part, the fact that it met its prospectus forecasts with its maiden profit as a listed group;

- Mirvac Group is a diversified property group with significant residential development activities which account for approximately 44% of its earnings. These activities are higher return but also higher risk. The high/medium density residential market has slowed considerably over the last six months; and

- Lend Lease Group will be significantly larger than all but Westfield Group. Lend Lease Group should be included in the ASX/S&P 20 as the second largest listed property group on the ASX. GPT's weighting in the ASX/S&P 200 Property Trust Index will increase from 11.3% at present to approximately 14.2%[57] for the merged group (depending on market prices at the time). The size and scale of the merged

57 Assumes share prices as at 17 September 2004 and Lend Lease Employee Holdings stake in Lend Lease Group impacts the investable weighting factors.

group should lead to greater investor interest. The pooling of the trading of both Lend Lease and GPT should enhance liquidity for the merged group resulting in greater liquidity and depth of trading.

Analyst expectations for the forecast trading yield of the merged group for the year ending 30 June 2005 are in the range 7.1-7.8%. This is consistent with the recent trading price of GPT and yields of comparable stapled securities.

Since the announcement on 24 May 2004 of the Proposed Merger, the GPT unit price has traded in the range $3.35-$3.70. For the month leading up to the announcement of agreed terms, GPT units traded at a volume weighted average price of $3.51 and as high as $3.55. Since 6 August 2004, the price has increased by more than 5% to trade as high as $3.70.

The trading price of GPT units since 6 August 2004 imply a yield for the merged group in the range 7.1%-7.6% (based on a forecast pro forma distribution for the year ending 30 June 2005 of 81.4 cents for Lend Lease Group securities). The yield range is smaller at 7.1%-7.4% if only trading since the start of September is considered. This range is consistent with analyst expectations for the yields at which Lend Lease Group securities will trade.

In Grant Samuel's view, the merged group is likely to trade at yields of 7.1-7.4% in the short term assuming unchanged market conditions:

Major Australian Stapled Property Securities
Forecast 2005 Distribution Yield(1), (2)


Stockland
6.6%
Westfield Group
6.7%
Lend Lease Group(3) (low end of range)
7.1%
Lend Lease Group(3) (high end of range)
7.4%
Mirvac Group
7.5%
Multiplex Group
8.0%

Note: (1) As at 17 September 2004.

(2) The trading yield of GPT prior to the initial announcement of the Proposed Merger was 7.4% based on forecast stand alone distributions for the year ending 30 June 2005 (although yields in the listed property sector have fallen since then).

(3) Based on a pro forma distribution of 81.4 cents per Lend Lease Group stapled security and trading yields of 7.1-7.4%.

The expected yield range is consistent with the current market pricing of Lend Lease shares and GPT units. While market prices provide a good indication of the short term trading price of Lend Lease Group securities following the Proposed Merger, GPT unitholders should recognise that security prices fluctuate and the yield at which Lend Lease Group securities trade in the future may be higher or lower than the prices currently implied by the security prices.

6.2.3 The "Merger Premium"

Under the terms of the Proposed Merger, individual GPT unitholders will have the option to:

- receive stapled securities in Lend Lease Group plus a Special Distribution;
- participate in the GPT Cash-Out Option (for up to 30,000 GPT units) to receive cash of $3.48 per unit;
- sell their units through the Sale Facility; or
- sell their units on market pre merger or their stapled securities post merger.

The value realised by GPT unitholders (either in terms of cash or stapled securities) will depend on which option they elect to take. GPT unitholders electing to participate in the GPT Cash-Out Facility will receive cash of $3.48 for those units that are cancelled plus the Capital Distribution of 0.6 cents per unit. Under all other options, the "value" GPT unitholders are able to secure will depend on the trading price of units (pre merger) or stapled securities (post merger). The operation of the institutional bookbuild will impact the price received under the Sale Facility.

In Grant Samuel's view, the stapled securities in Lend Lease Group should trade at a yield on forecast pro forma distribution for the year ending 30 June 2005 of 7.1-7.4%. Pro forma forecast distributions for the Lend Lease Group are 81.4 cents per stapled security. At a yield of 7.1-7.4% the stapled securities would trade at a price equivalent to $3.55-3.67 per existing GPT unit. GPT unitholders are likely to be able to realise this value for their investment in GPT units in the short term (in the absence of changed market conditions).

The Proposed Merger offers GPT unitholders a significant "merger premium" to both the pre announcement unit price and to underlying net asset value:

Premium and Exit Yield Implied by the Proposed Merger

		Premium based on Notional GPT exit price of	
		$3.55	**$3.67**
Premium to volume weighted average market price:			
20 May 2004	- $3.06	16.0%	19.9%
Month prior to 20 May 2004	- $3.02	17.5%	21.5%
Three months prior to 20 May 2004	- $3.03	17.2%	21.5%
Premium to reported NTA at 30 June 2004 per GPT unit	**- $2.74**	**29.6%**	**33.9%**
"Exit yield" based on forecast stand alone distribution for year ending 30 June 2005		**6.3%**	**6.1%**

The premium and exit yield implied by the Merger Proposal can be compared with evidence from recent acquisitions of listed property trusts:

Recent Transaction Evidence

Date	Target	Bidder	Consideration[58] ($ millions)	Premium to Net Assets (%)	Exit Yield[59] (%)
July 2004 (pending)	Principal America Office Trust	Macquarie Office Trust	856.6	25.3%	8.8%
July 2004	Prime Retail Group	Centro Properties Group	392.6	9.3%	8.9%
Aug 2003	Australian Growth Properties Ltd	Trans Tasman Properties Ltd	256.4	(16.7%)	na
Jul 2003	AMP Industrial Trust	Macquarie Goodman Industrial Trust	449.9	22.8%	7.9%
May 2003	Principal Office Fund	Investa Property Trust	1,503.8	2.4%	6.8%
May 2003	AMP Diversified Property Trust	Stockland	1,647.9	26.1%	6.6%
May 2003	AMP Shopping Centre Trust	Westfield Trust	1,459.5	28.6%[60]	6.3%
Jul 2002	Colonial First State Property Group	Commonwealth Property Office Fund and Gandel Retail Trust	1,658.0	28.4%	7.1%
Aug 2000	Macquarie Industrial Trust	Goodman Hardie Industrial Property Trust	291.3	9.9%	9.5%
Jul 2000	BT Property Trust	BT Office Trust	500.7	(0.2%)	8.2%
Jul 2000	Paladin Commercial Trust	Commercial Investment Trust	508.1	6.3%	8.0%
May 2000	Flinders Industrial Trust	Stockland	288.6	12.1%	9.0%

Further details on these transactions are set out in Appendix 1 to this report. Many of the recent transactions involved the issue of scrip as consideration. Where this was the case, the scrip has been valued based on the price of the bidders' securities before announcement of the offer (or revised offer). Where there was no revision to the initial offer, the price of the bidders' scrip does not incorporate any re-rating benefits and accordingly the premium shown may be lower than was in fact realised.

The table indicates that a number of transactions, particularly since 2002, have occurred at significant premiums to net assets. The larger transactions with values in excess of $1 billion have been at premia of between 2.4% and 28.4% but generally well above 10%. The exit yield for three of the four large transactions was 6.8% or lower.

The "merger premium" available to GPT unitholders is at the higher end of the transaction evidence. The premium to NTA is greater than for all these selected transactions, while the exit yield is lower than for any of the transactions shown.

6.3 Contribution of Value

6.3.1 Overview

The percentage of value contributed by GPT unitholders to the merged group has been estimated in terms of both market value and underlying value and compared to the percentage of the merged group that will be held by GPT unitholders. Grant Samuel believes that more emphasis should be given to market value than underlying value because:

- market value is an objective measure. Securities in GPT and Lend Lease are extensively traded on the ASX and closely followed by analysts. Their prices should represent assessments by a well informed market; and

58 Implied value of 100% of entity acquired.

59 Exit yield calculated as forecast distribution per unit divided by consideration value per unit.

60 AMP Shopping Centre Trust revalued its portfolio as at 30 June 2003 which led to an increase in NTA of 23 cents per unit. The NTA premium would have been 12.4% if based on this revised NTA.

- underlying value is such a different concept for an operating company like Lend Lease than it is for a property trust like GPT that analysis based on underlying value should not be given much weight. Shares in operating companies generally trade at a significant discount to underlying value. Units in property trusts, on the other hand, often trade at a substantial premium to net asset values.

GPT unitholders will in aggregate hold approximately 59.2% of the Merged Group:

Ownership Interests in the Lend Lease Group		
Millions	**GPT**	**Lend Lease**
Shares/units on issue before Proposed Merger	2016.7	398.4
Off-Market Buy Back (estimate)		(32.6)
GPT units after consolidation	530.7	
Participating shares/units	530.7	366.3
New shares/units issued	366.3	530.7
Total issued securities	897.0	897.0
Number of stapled securities held	530.7	366.3
Ownership interest	59.2%	40.8%

As at 30 June 2004, Lend Lease had 400.2 million shares on issue. The number of Lend Lease shares shown in the table above reflects the impact of the on-market buy back suspended when the final terms of the Proposed Merger were announced on 6 August 2004. Lend Lease holds 17.3 million units in GPT which it will sell as part of the Proposed Merger.

Lend Lease will subscribe for 206 million units to fund the Special Distribution to be paid to GPT unitholders and the GPT Cash-Out Option. These units will be consolidated into 54.2 million consolidated units in GPT on the same basis as other units. However, these units will not participate in the issue of securities prior to stapling and have been excluded from the above table.

The ultimate ownership of Lend Lease Group by GPT unitholders and Lend Lease shareholders will depend on the number and price of Lend Lease shares acquired under the Off-Market Buy Back. The directors of Lend Lease will determine the buy back price and number of shares bought back after a tender process has been completed. This will occur prior to implementation of the Proposed Merger. The table above assumes the Off-Market Buy Back is completed in full at a price of $12.00 per Lend Lease share. A $1.00 movement in the price will result in a 0.2% change in GPT unitholders' collective interest in the merged group.

6.3.2 Contribution Based on Market Values

The proportion of the Lend Lease Group that will be held by GPT unitholders can be compared to the relative contribution of GPT unitholders in terms of market value.

The sharemarket provides an objective measure of the value of the equity in both GPT and Lend Lease. Although the share price reflects only marginal trades in portfolio interests, the price incorporates the influences of all available information on the company's prospects, future earnings and risk. Securities in both GPT and Lend Lease are well traded and are followed extensively by analysts. It is reasonable to assume that the security prices represent assessments of value by a well informed market.

For the purposes of the analysis, market values have been adjusted to take into account:

- the value of the special distribution of up to 65 cents to be paid to GPT unitholders (or paid through the GPT Cash-Out Option);
- the value of the Capital Distribution of 0.6 cents to be paid to GPT unitholders;
- the value of the special dividend of 23.8 cents to be paid to Lend Lease shareholders; and
- the impact of the Off-Market Buy Back assuming it is completed at $12.00 per Lend Lease share.

No adjustment has been made for the payment of distributions/dividends in respect of profits generated by Lend Lease and GPT prior to implementation of the Proposed Merger.

Market values across a range of periods have been considered as the security price at a particular time may be affected by a number of one off factors. The contribution of GPT unitholders based on a range of prices is summarised below:

Lend Lease Group – GPT Market Value Contribution	
Percentage ownership of merged group	**59.2%**
Percentage contribution to merged group based on market prices	
As at close of business on 20 May 2004[61]	55.6%
Volume Weighted Average for periods up to and including 20 May 2004[61]	
1 week	55.9%
1 month	55.6%
3 months	56.2%
Simple Daily Average for periods up to and including 20 May 2004[61]	
1 week	56.0%
1 month	55.7%
3 months	56.2%
Range – daily prices over past three months	
Minimum	53.3%
Maximum	57.5%

Source: Grant Samuel analysis

The date of 20 May 2004 has been used as the reference point for market value as this was the last trading day prior to the initial announcement of the Proposed Merger. Average prices have been calculated on both a volume weighted average price basis and a simple daily average. While volume weighted averages properly reflect the concentration of trading prices, simple averages can, in some circumstances, better reflect prices over a time period (as they will not be distorted by unusually heavy trading in a short period).

The contribution of GPT unitholders based on the weighted average daily market prices over the three months prior to the initial announcement of the Proposed Merger is illustrated in the following graph:

[61] Excludes the acquisition by Lend Lease of 17.3 million units in GPT after the close of trading on 20 May 2004.

Contribution of Market Value to Lend Lease Group over the three months to 20 May 2004 (%)
(based on weighted average daily share prices)


Percentage Interest in the Lend Lease Group
62.0
60.0
58.0
56.0
54.0
52.0
GPT unitholders' 59.2% ownership interest in Lend Lease Group
Proportion of value contributed
20 February 2004
20 May 2004

Based on market prices over the three months immediately prior to the initial announcement of the Proposed Merger, GPT's contribution had ranged between 54.1% and 58.1%. The large range (more than 4% in absolute terms) may reflect some speculation of corporate activity in relation to GPT. This not only impacted the trading price of GPT but also the Lend Lease trading price because of the possibility that Lend Lease might lose the GPT management rights.

GPT unitholders' ownership of Lend Lease Group (59.2%) is greater than their contribution to value based on recent trading prices. Grant Samuel believes that the GPT unitholders are receiving a demonstrably fair share of the merged group relative to their contribution of market value.

6.3.3 Contribution Based on Underlying Values

Analysis of relative contributions of GPT and Lend Lease based on sharemarket values is objective. However, Grant Samuel has also considered the relative contribution of GPT unitholders in terms of underlying value. Underlying value is an estimate of the full value of each of GPT and Lend Lease. These values include a control premium.

Asset/Business Values

Net tangible asset value as at 30 June 2004 has been taken as the underlying value of GPT. Net tangible assets attributable to unitholders as at 30 June 2004 shown in the audited accounts was $5,524 million or $2.74 per GPT unit.

The carrying value of GPT's assets in the audited accounts as at 30 June 2004 is based on independent valuations, which are carried out on a rolling three year basis. These values have been adjusted in the accounts for known changes in the value due to, for example, capital expenditure undertaken since the independent valuation.

For the purposes of this report, Grant Samuel has relied on the independent valuations that support the carrying values of GPT's assets. Grant Samuel has not undertaken its own valuations of the properties. Grant Samuel does not have any reason to believe that it is not reasonable to rely on these independent valuations for this purpose.

Grant Samuel has reviewed these valuations. The review was on a "desktop" basis. It did not undertake a detailed investigation or verification exercise and did not interview the valuers. Based on this review, Grant Samuel:

- believes that the valuers were of appropriate standing;
- is satisfied that there were no restrictions in the scope of their engagement or other terms which may have impacted on the quality of the valuation; and
- became aware of nothing that suggested the assumptions, valuation parameters (eg. capitalisation yields) or overall values represented anything other than the valuer's best estimate of the fair market value of the respective properties.

This does not imply that the valuations have been subject to any form of audit or due diligence.

No adjustment has been made to the net asset value as at 30 June 2004 for:

- the age of independent valuations;
- the acquisition of the Nature-Based Resorts which was 100% debt funded and has no impact on net assets;
- the mark to market value of the hedge books which were considered immaterial at less than $1 million; and
- distributable earnings for the period from 1 July 2004 to 30 November 2004 which will be paid out in full to unitholders prior to the implementation of the Proposed Merger.[62]

The net asset value provides an objective measure of the full underlying value of GPT's assets. However, it needs to be recognised that net asset value has limitations as a measure of full value. It is arguably conservative as securities in listed property trusts often trade at a substantial premium to net asset value because market prices are driven by yield rather than by net asset value. Net asset value does not capture the scope to improve management of existing assets or to find additional redevelopment opportunities within the portfolio or any premium that might be appropriate for a unique portfolio of properties.

For the purposes of this analysis, Grant Samuel has ascribed a value in the range $4,641-5,076 million to Lend Lease as summarised below:

Lend Lease – Valuation Summary ($ millions)		
	Valuation Range	
	Low	High
Bovis Lend Lease	1,650	1,800
Development businesses	1,340	1,485
Funds management businesses	250	285
Real estate investments	1,805	1,980
Corporate overheads	(730)	(800)
Value of business operations	**4,315**	**4,750**
Other assets and liabilities	41	41
Net cash at 30 June 2004	285	285
Value of equity	**4,641**	**5,076**
Number of issued shares (millions)	398.7	398.7
Underlying value per share	**$11.64**	**$12.73**

62 Lend Lease earnings for the same period will also be paid out to Lend Lease shareholders.

The value of Lend Lease is the aggregate of the estimated market values of its operating businesses, adding the realisable value of non-trading assets and net cash and deducting non-operating liabilities. A variety of approaches was adopted for valuing the various operating businesses:

- the value of Bovis Lend Lease was estimated by applying the capitalisation of earnings methodology;
- the value of the Development businesses was estimated by a considering a combination of methodologies depending on the individual business. These included:
  - discounting the estimated ungeared after tax cash flows under a variety of scenarios; and
  - considering the EBITA multiples and premium to NTA implied by the valuation.
- the value of the funds management businesses was estimated by applying the capitalisation of earnings methodology and cross checking by considering the value implied as a percentage of the funds under management (a commonly used rule of thumb);
- the value of the real estate investments has been estimated as follows:
  - for Lend Lease's key investments, Grant Samuel has relied on the independent valuations prepared in relation to those assets as at 30 June 2004. Grant Samuel Property has reviewed those valuations in the same way as the GPT assets were reviewed (which is not an audit or a due diligence – see above). The value of the assets has been adjusted to reflect any arrangements impacting the ability of Lend Lease to realise those assets; and
  - for other investments held through non-controlled investment vehicles, Grant Samuel has adopted the book value applying (in the low case) a small discount to reflect the relative illiquidity of most of the investments; and
- corporate overheads have been valued by capitalising the costs at a multiple appropriate for the value of Lend Lease as a whole.

The valuation is set out in more detail in Section 7 of this report.

Underlying value relates to the entity as a whole and incorporates a premium for control. Accordingly, underlying values are normally in excess of the values at which the entities concerned would be capitalised in the sharemarket:

Underlying Value Compared to Market Price

Entity	Closing Market Price at 20 May 2004 ($)	Underlying Value ($ millions)	Underlying Value per Security ($)	Market Price Premium/(Discount) to Underlying Value (%)
GPT	3.05	5,524	2.74	11.3%
Lend Lease	10.75	4,641-5,076	11.64-12.73	(7.6)-(15.6)%

Shares in operating companies generally trade at a discount to the underlying value of the assets and businesses owned by the company. Units in property trusts typically trade at or around net assets, although in the last couple of years most property trusts have been trading at a premium to net assets. The above table indicates that:

- Lend Lease shares trade at a discount to underlying value. The discount is not as great as might be expected for an industrial company, although it should be recognised that

Lend Lease has significant real property assets that are likely to be valued by the market at a price closer to their underlying value; and

- GPT units trade at a premium to net assets. This premium reflects the pricing of units on the basis of yield rather than NTA backing. In addition, net assets may not fully capture the potential value of redevelopments in GPT's retail portfolio and may not reflect stamp duty savings achievable by buyers relative to direct acquisition of properties. The premium may also reflect some level of speculation of corporate activity given the consolidation taking place in the listed property sector.

Contribution Analysis

The contribution to the merged group in terms of underlying value is summarised below:

Lend Lease Group – Underlying Value Contribution ($ million)

	Valuation Range	
	Low	**High**
Value of equity in GPT	5,524	5,524
Adjustment for Special Distribution and Capital Distribution	(1,324)	(1,324)
	4,200	4,200
Value of equity in Lend Lease	4,641	5,076
Adjustment for special dividend and Off-Market Buy Back	(483)	(483)
	4,158	4,593
Pro forma combined value	8,358	8,793
GPT contribution (%)	50.3%	47.8%
GPT share of Lend Lease Group (%)	59.2%	59.2%

Adjustments have been made to reflect the impact of:

- the Special Distribution and Capital Distribution payable to GPT unitholders;
- the special dividend to be paid to Lend Lease shareholders; and
- the completion of the Off-Market Buy Back by Lend Lease.

The analysis indicates that GPT unitholders will contribute less than the 59.2% interest in the Lend Lease Group (plus cash of $1,311 million) that they will in aggregate receive.

In summary, Grant Samuel's view is that, based on both relative contributions of market value and underlying value, the merger terms are demonstrably fair to GPT unitholders.

6.4 Advantages of the Proposed Merger

6.4.1 Improved Growth Outlook

The Proposed Merger creates an enhanced growth outlook for GPT unitholders. While GPT has provided consistent distributions over time, it has achieved only modest growth. Investor demand for higher growth from property securities has led to considerable consolidation of the listed property sector with many such trusts seeking growth by merging with property development businesses.

In response to this trend, GPT has sought to add higher growth (and riskier) asset classes to its portfolio (e.g. hotels and urban community assets) and introduce greater leverage. Notwithstanding these changes, GPT expects to achieve distribution growth in the order of 3% per annum in the medium term.

In contrast, Lend Lease expects to achieve strong growth in the medium term. On the back of this, the merged group is targeting distribution growth per stapled security of around 7% per annum for the merged group for each of the two years ending 30 June 2007. The key drivers of this growth are expected to be Lend Lease's construction and development businesses which will account for more than 25% of the merged group earnings in the year ending 30 June 2005. In particular:

- the Delfin Lend Lease business is expected to generate strong earnings growth as a number of new projects commence trading or mature;
- the Bovis Lend Lease business is expected to be a key contributor to earnings growth in the medium term. In the UK it has secured a strong position in the health PFI market, which is expected to continue to grow in the medium term (as are a number of other PFI markets). Bovis Lend Lease is well positioned to take advantage of this growth;
- the Australian operation of Bovis Lend Lease is expected to recover from its recent project losses. While losses on those projects have been fully provisioned, they will only be completed in 2005. A full recovery will not be evident until the resources required to complete these projects are able to be deployed on other profitable projects; and
- Lend Lease is seeking to refocus its development activities on two key sectors: urban communities and retail. Lend Lease has developed strong skills in retail development in Australia which it is seeking to leverage in the fragmented United Kingdom market. Similarly, Lend Lease is seeking to develop it residential activities particularly in the United Kingdom and United States off the back of the success of Delfin Lend Lease and Actus.

Moreover, the scale of the merged group should provide additional growth opportunities. Lend Lease will be one of the two largest property groups in Australia with a market capitalisation of around $10 billion. The scale of the group should enable the pursuit of larger construction and development projects for which there tends to be less competition and higher margins.

The GPT directors believe that GPT on a stand alone basis could not deliver the same growth as is expected for the merged group. There are limited opportunities in Australia to acquire strongly growing property businesses of sufficient scale to make a meaningful difference to GPT's growth profile. While opportunities exist in overseas markets, the GPT directors determined that the rewards of pursuing these opportunities did not justify the risks of having a single or small group of offshore assets without a local knowledge base and platform to support those assets.

6.4.2 Cost Savings

The Proposed Merger is expected to result in after tax cost savings of $12 million. The direct merger synergies include savings relating to:

- a reduction in the requirements for inter-group and separate company accounting;
- a reduction in public listing costs such as compliance costs, half yearly and annual reporting costs; and
- a reduction in the number of directors, the number of meetings and related expenses.

Together these initiatives are expected to generate savings of approximately $7 million after tax per annum.

The balance of the direct merger savings ($5 million) reflect the benefits from rationalising inter-group cost allocations including management fee arrangements. These tax savings may not improve the position of securityholders in Lend Lease Group to the extent that:

- the securityholder would pay tax on the increased distributions flowing out of GPT arising from the tax savings;
- Lend Lease would have generated franking credits from any Australian tax payments;
- the franking credits would have been distributed to securityholders through dividend payments; and
- securityholders are able to use the franking credits to offset their tax liabilities.

Lend Lease has also identified further cost savings of $48 million after tax which it expects to realise in conjunction with implementation of the Proposed Merger. These cost savings include:

- the relocation of the Lend Lease senior management from London to Sydney;
- the rationalisation of senior management across the organisation; and
- the closure of a number of regional offices.

These savings could all be achieved by Lend Lease on a stand alone basis. While not included in Lend Lease's stand alone forecasts for the year ending 30 June 2005, they have been included in the pro forma merged group forecast for the same period.

It should be recognised that the direct merger benefits are relatively small, representing approximately 1.6% of pro forma distributable income after tax for the merged group for the year ending 30 June 2005. However, the other cost savings identified by Lend Lease to be realised in conjunction with the Proposed Merger are more significant accounting for approximately 6.6% of pro forma distributable income after tax for the merged group for the year ending 30 June 2005.

6.4.3 Alignment of Interests

GPT operates under an externally managed structure with the trust managed by GPT Management, a wholly owned subsidiary of Lend Lease. The external management model is a well established and accepted structure for listed property trusts in the Australian market. External managers provide unitholders with access to a wide range of expertise, a potentially broad acquisition pipeline and the benefits of scale where the manager provides services to one or more property investment vehicles. However, the external management model has been increasingly questioned by investors driven by perceptions of conflicts of interest.

The current structure gives rise to a number of potential conflicts:

- Lend Lease's remuneration as manager is driven principally by achieving asset growth potentially at the expense of returns. While changes to the fee structure in January 2003 to incorporate a performance based component sought to address this, Lend Lease has only generated a performance fee once (and then only after the announcement of the Proposed Merger); and
- Lend Lease has been able to provide GPT with access to a number of growth opportunities such as new one-off developments (e.g. Darling Park 3) and masterplanned urban community developments. GPT's growth in the Australian market in recent years has be increasingly reliant on these opportunities. There are natural conflicts where Lend Lease effectively controls access to these opportunities.

Although fee arrangements and well established rules and structures (including independent directors on the board of the responsible entity for the trust) provide a framework to manage these conflicts of interest, there is inevitably a natural tension.

The Proposed Merger will result in the internalisation of management and will eliminate these conflicts of interest. Further, the internalisation of management effectively returns control over assets and strategy to unitholders. As a result, unitholders secure the existing GPT management team (who are employees of Lend Lease) and ensure an alignment of interests between Lend Lease and GPT. Moreover, it secures ongoing access to development opportunities generated by Lend Lease.

6.5 Costs, Disadvantages and Risks

6.5.1 Exposure to Higher Risk Businesses

The most significant issue for GPT unitholders is the material change in the investment characteristics and risk/return profile of their investment. GPT unitholders will have a much more diversified exposure in terms of income type and geography.

Lend Lease is primarily a construction and development business with a higher risk/return profile than property ownership. Earnings from these businesses are more volatile and can be susceptible to large losses even if managed well. Lend Lease has experienced several such losses over the last couple of years in both development and construction. While the business is being repositioned into sectors and activities Lend Lease perceives as lower risk (retail and residential development), these losses are illustrative of the potential risks of the business. Moreover, a large component of Lend Lease's UK construction and development business is based on large scale projects for which Lend Lease's bidding costs are significant and not refunded if Lend Lease is not selected as preferred bidder.

In contrast property assets provide investors with a steady income stream with a greater level of certainty and lower risk. GPT has consistently generated strong distributions that have grown modestly in recent years. While exposed to movements in the property cycle, GPT's diversified portfolio has delivered distributions with relatively low volatility.

GPT unitholders will also be exposed to the risks (and rewards) of investing in other countries. Lend Lease is a global business with significant operations in the United States and Europe. Investing in foreign markets brings exposure to a range of risks including economic, tax, regulatory and currency and rewards (although potentially higher growth and diversification benefits). These risks may not be attractive to some investors who may be more comfortable with the pure Australian exposure of GPT.

Construction and development income is initially forecast to represent more than 25% of the Lend Lease Group's earnings while the European and US operations are forecast to contribute approximately 25%:

Lend Lease Group – Pro Forma 2005 Forecast Earnings


By Activity
Project and Construction Management 15%
Investment Assets 71%
Development 11%
Funds Management 3%
By Geography
Europe 15%
Americas 10%
Asia Pacific 75%

Source: Explanatory Memorandum
Note: (1) Pro forma profit after tax and before interest, amortisation and net corporate overheads for the year ending 30 June 2005.

While Lend Lease's income stream is of relatively greater risk and distributions may be more volatile than GPT's, it is important to note the following:

- approximately 71% of distributable income of the merged group will continue to be derived from investment properties and around 75% of distributable income will be generated in Australia;
- Lend Lease Group will have in place an agreed operating philosophy and risk management protocol aimed at mitigating risks within its businesses;
- GPT unitholders are receiving a substantial "merger premium" under the Proposed Merger (see Section 6.2); and
- those unitholders who do not wish to hold stapled securities in the Lend Lease Group can elect to sell their GPT units on market or through the GPT Cash-Out Option or through the Sale Facility.

Notwithstanding this, the changes to the risk/return profile will not be attractive to some unitholders, particularly those who have invested in GPT primarily for consistent income.

6.5.2 Implementation Risks

The future trading price of Lend Lease Group will be dependent on a range of factors including:

- the merged group's ability to achieve the estimated synergies and cost savings of $60 million per annum after tax. These savings are substantial, representing 8% of pro forma forecast distributable income for the merged group for the year ending 30 June 2005; and
- the level of forecast distribution growth achieved. The merged group is targeting distribution growth per stapled security in the order of 7% per annum for each of the two years to the end of 30 June 2007.

There is a risk that Lend Lease Group may not be able to secure all the cost savings or achieve its targeted distribution growth. A number of the senior management at Lend Lease are relatively new. Moreover, the organisational change that will take place as part of the Proposed Merger may impact on the ability of Lend Lease Group to deliver the synergies and growth targets.

However, in considering these risks, it is important to recognise the following:

- Lend Lease has prepared detailed implementation plans to achieve the identified cost savings. In fact, management believe that the savings could be greater than those already identified;
- Lend Lease expects to achieve a significant portion of its growth on the back of its investment assets. In the year ending 30 June 2004, earnings growth from Lend Lease's investment assets was 12% although is expected to be more modest in the year ending 30 June 2005;
- earnings for the Bovis Lend Lease business are expected to grow strongly reflecting:
  - the continued success in the UK health market where Bovis Lend Lease has developed a strong market position; and
  - the recovery in the Australian operation following the losses in the year ending 30 June 2004; and
- GPT unitholders that have concerns about the future trading price are able to realise cash for their units by participating in the GPT Cash-Out Option or the Cash Sale Facility or by selling on market.

6.5.3 Increased Gearing and Financial Risk

Under the Proposed Merger gearing will increase. GPT's gearing at 30 June 2004 as measured by total borrowings to total tangible assets is 29.5% (after allowing for the acquisition of the Nature-Based Resorts) compared to Lend Lease Group's pro forma gearing of 31.6%. If measured as net debt to net debt plus net tangible assets, gearing increases from 30.0% to 40.2%. The increase in gearing is principally due to the use of cash as merger consideration, although is also affected by Lend Lease's Off-Market Buy Back and GPT's post 30 June 2004 acquisition of the Nature Resorts Portfolio.

While the merged group's gearing increases, it remains within GPT's targeted gearing range of 25% to 35%.[63] Increased gearing together with exposure to Lend Lease's operating businesses is expected to result in a downgrade of GPT's credit rating. Standard & Poor's has announced that it has placed GPT on a credit watch negative and have indicated that the merged group is likely to have a long term credit rating of "A" or "A-" compared to GPT's current rating of "A+".

The lower credit rating is expected to result in a higher cost of debt for the merged group compared to GPT on a stand alone basis. An allowance for this expected increase in borrowing costs has been made for in the pro forma forecasts for the merged group for the year ending 30 June 2005.

The merged group will also have greater exposure to interest rate movements than GPT on a stand alone basis. However, this risk can be mitigated through hedging (albeit at a cost). Gearing for the Lend Lease Group of 31.6% is broadly in line with that for other stapled entities in the property trust sector and is not at a level that would significantly impact financial flexibility.

6.5.4 Distribution Policy

It is proposed that the merged group will target paying out 100% of its after tax earnings (adjusted for certain inter entity eliminations and non-cash expenses such as amortisation of goodwill). The pay out ratio may be reduced where Lend Lease Group exceeds its targeted growth in distributions per stapled security.

63 Based on total borrowings to total assets.

Pay out ratios of corporate earnings for comparable stapled securities are generally lower than 100% giving an ability to smooth distributions from the often volatile earnings of 'active' businesses. Lend Lease Group will not have this same capacity where it does not meet its growth targets. Accordingly, to avoid distribution volatility under this pay out policy, a need may arise for distributions to be made from retained earnings of Lend Lease.

6.5.5 Taxation Consequences

The Proposed Merger has taxation consequences for GPT unitholders. Tax advice has been received from Greenwoods & Freehills Pty Limited in relation to the Australian taxation implications of the Proposed Merger for GPT unitholders.[64]

Tax advice has been received in respect of resident GPT unitholders to the effect that:

- the Special Distribution of up to 65 cents per unit and Capital Distribution of 0.6 cents per unit for GPT unitholders will reduce the cost base of GPT units held by GPT unitholders. Any GPT unitholder whose cost base is less than the combined Special Distribution and Capital Distribution will make an immediate capital gain to the extent that their cost base is less than the sum of the Special Distribution and Capital Distribution. Certain GPT unitholders may be eligible for concessional CGT rates in respect of such a capital gain;

- the consolidation of GPT units and issue of Lend Lease shares to create Lend Lease Group stapled securities is not expected to give rise to a capital gains tax event for GPT unitholders;[65]

- GPT unitholders that participate in the GPT Cash-Out Option, the Cash Sale Facility or the Exchange Sale Facility will be treated as having disposed of their units for CGT purposes. Pre-CGT unitholders will not face any CGT liability. Post-CGT unitholders will make a gain (or loss) equal to the difference between the price they receive ($3.48 in the case of the GPT Cash-Out Option) and their cost base; and

- GPT may be required by the Australian Taxation Office ("ATO") to change its tax year from 31 December to 30 June as a result of the Proposed Merger. This will align GPT's tax year with Lend Lease's tax year. If this change is required, GPT unitholders will be assessed on four quarterly distributions in the year ending 30 June 2005, five quarterly distributions in the year ending 30 June 2006 and four quarterly distributions every year thereafter. This is a one-off adjustment and effectively brings forward the tax in the relation to a quarterly distribution.

There are several tax consequences arising from the Proposed Merger which could be disadvantageous to some unitholders in GPT:

- a portion of distributions to investors will be in the form of fully franked, partly franked or unfranked dividends (being the income stream generated through Lend Lease).[66] There may be former unitholders in GPT who are unable to effectively utilise any franking credits attached to the dividends (e.g. offshore investors). However, it should be noted that the absolute level of cash distributions is forecast to be higher for GPT unitholders as a result of the Proposed Merger;

- each security making up a stapled security is regarded as a separate asset for capital gains tax purposes. As a result, unitholders in GPT who acquired their interests prior to 20 September 1985 will effectively forfeit their "pre CGT" treatment to the extent

[64] The advice from Greenwoods & Freehills Pty Limited is based on the assumption that the ATO will issue Class Rulings in accordance with the class ruling requests lodged on behalf of unitholders in GPT (see Section 8 of the Explanatory Memorandum).

[65] Except those GPT unitholders who acquired their units on or after 20 September 1985 and whose current cost base is less than the stapling distribution of 0.01 cents per unit.

[66] It is anticipated that dividends paid in relation to the year ending 30 June 2005 to stapled security holders will be unfranked.

that value attaches to new Lend Lease shares that are issued as part of the Proposed Merger to form part of the stapled security. These unitholders will become subject to capital gains tax on gains relating to new Lend Lease shares from the effective date of the Proposed Merger in relation to the shares issued (but will continue to remain exempt from tax on their pre CGT GPT units). In this respect, it should be noted that the Lend Lease shares acquired as part of the Proposed Merger will have a low cost base of 0.01 cents for each share acquired by GPT unitholders. On sale the total sale price of the stapled security is allocated across the two securities (on a "reasonable" basis). As a result:

- the amount allocated to the original pre CGT asset is less than the full value of the stapled security and therefore the CGT exempt gain is diluted; and
- CGT payable on the gains on the Lend Lease shares is likely to be substantial.

This tax will only be payable upon ultimate disposal of the interest in the Lend Lease Group and, for individuals who do not dispose of their interest in the Lend Lease Group within 12 months of the effective date of the Proposed Merger, will be at the concessional rate (currently a maximum of 24.25% including the Medicare levy).

This issue in respect of pre CGT units can be mitigated by either:

- selling these units and reinvesting in Lend Lease Group stapled securities through the ASX; or
- participating in the Exchange Sale Facility.

For pre-CGT GPT unitholders, this sale will be exempt from CGT and the new stapled securities acquired will have a more appropriate allocation of the cost base equal to the market value of the stapled securities at the effective date. This means that the investor will only be liable to pay CGT on any gains made from the effective date of the Proposed Merger (but again, not payable until ultimate sale).

- any unitholder in GPT who sells within 12 months of the effective date of the Proposed Merger may be adversely affected in so far as any gain that is attributable to the new Lend Lease shares acquired in the stapling process (but not the original securities) will not be eligible for the 50% CGT discount. Given the low cost base of these new Lend Lease shares (see above) the proportion of the gain attributable to these shares could be substantial;

The taxation consequences of the Proposed Merger are more fully set out in Section 8 of the Explanatory Memorandum, which contains the taxation report prepared by Greenwoods & Freehills Pty Limited. The taxation report also sets out taxation consequences of the Proposed Merger for non-resident unitholders. GPT unitholders should, in any event, consult with their personal taxation adviser as the tax consequences of the Proposed Merger may be complex.

6.5.6 Transaction Costs

The total transaction costs for the Proposed Merger are expected to be approximately $66 million of which $54 million will be incurred by Lend Lease and $12 million will be incurred by GPT. These costs represent approximately 0.7% of the combined market capitalisation of Lend Lease and GPT. The vast majority of GPT's transaction costs will be incurred prior to unitholder and shareholder meetings.

6.5.7 Forced Cash Sale for Foreign Securityholders

Stapled securities are not being issued to registered foreign unitholders other than those resident in New Zealand, the United States of America and Germany and those resident in the United Kingdom, Hong Kong and Singapore that meet certain criteria. Registered foreign unitholders will automatically participate in the Cash Sale Facility established for the Proposed Merger. Under this facility registered foreign unitholders will receive a cash amount instead of stapled securities.

GPT units held by registered foreign unitholders will be acquired by the Sale Banks, which will participate in the Proposed Merger and be issued with stapled securities which they will then sell to the market. The registered foreign unitholders will receive cash from the Sale Banks equal to the average sale price achieved on the sale of all units participating in the Cash Sale Facility. No brokerage or other fees will be charged for participation in the Cash Sale Facility.

This may be disadvantageous to registered foreign securityholders as:

- they will have no say in the timing of the sale of the stapled securities that they are entitled to. The time that the Sale Banks sell the stapled securities may not be the best time to sell for individual foreign unitholders; and
- they will not be able to retain an exposure to Lend Lease Group unless they purchase stapled securities in Lend Lease after the Proposed Merger is implemented.

However, the level of registered foreign unitholders is less than 0.5% of issued units in GPT. There may be other foreign unitholdings held through nominee companies but these are not required to participate in the Cash Sale Facility.

6.5.8 Loss of Structural Discipline

The existing separation of management from ownership of GPT provides a form of discipline on management. This means that construction, development or redevelopment projects undertaken by Lend Lease for GPT need to meet the return requirements of both parties.

This structural discipline will disappear following the Proposed Merger as there will be only one "internal" profit pool in respect of projects undertaken by Lend Lease on GPT's behalf. There will not be an "external" developer or manager requiring a separate development profit or management fee. Consequently, there is a risk that more marginal projects could be pursued because there is no longer a clearly separate requirement to earn additional margins for each entity.

However, the continued discipline the merged group will have from undertaking development and construction activities for other external parties should ensure that internal pricing disciplines are maintained. Moreover, the management structure and operational philosophy set out for the merged group should encourage a focused approach on investment returns that meet the group's cost of capital.

6.6 Alternatives

The listed property trust sector has changed considerably in recent years. Increasingly trusts have become internally managed and have evolved from pure property owners to become integrated property businesses with property ownership, management, development and (to a lesser degree) construction activities. These changes have, in part, been driven by market demand for higher growth property businesses.

GPT has responded to these trends by introducing new higher return/risk asset classes to its portfolio including hotels, bulky goods centres and urban community development and increasing gearing. While these initiatives have improved earnings growth, GPT's growth prospects are significantly less than that of leading stapled securities.

The Proposed Merger achieves a significant step up in the growth prospects of GPT in a single transaction. It also increases the risk profile for GPT unitholders. GPT considered a range of structural alternatives to the Proposed Merger. These included:

- the separation of the higher risk Bovis Lend Lease business from the remaining businesses;
- an acquisition of a selected number of Lend Lease's businesses including Delfin Lend Lease and Lend Lease Development (together with internalisation);
- the internalisation of management; and
- a transaction with another property business.

The separation of Bovis Lend Lease would remove one of the higher risk components of the Lend Lease business from the merged group. Similarly, an acquisition of selected Lend Lease businesses could avoid the risk associated with a number of the Lend Lease businesses. While superficially appealing, these alternatives were not practical:

- the Bovis Lend Lease business is relatively integrated with Lend Lease's other businesses. Separation may lead to value destruction; and
- Lend Lease has made it clear that the only transaction it is willing to consider is the Proposed Merger.

The internalisation of management is an option available to GPT. GPT could either acquire GPT Management from Lend Lease or GPT unitholders could vote to remove GPT Management as responsible entity and internalise management (without compensation to Lend Lease). This would eliminate fee leakage and align the interests of management and unitholders.

However, an acquisition of GPT Management is unlikely to be attractive to Lend Lease and internalising without payment to Lend Lease may have practical difficulties given all GPT Management staff are effectively employed by Lend Lease. Moreover, internalisation is only a partial answer to the issues facing GPT. Most importantly, an internalisation of management would not of itself improve the longer term growth profile of GPT.

GPT also considered the potential of a transaction with another large scale property business. The prospects of this are made difficult by a number of factors:

- the size (and possibly diversity) of GPT's asset base limits the number of potential parties with whom a transaction could sensibly be undertaken to achieve GPT's growth ambitions;
- most possible transactions would need to be largely scrip funded reducing the potential to increase distributions per unit through the use of leverage; and
- the current trading price of GPT units ($3.50-$3.70) means that the terms of any transaction would be dilutive for one or other of the parties.

However, an alternative transaction cannot be ruled out especially in the context of the rapidly consolidating listed property trust sector. There is ample opportunity for a proposal to be put to GPT unitholders and that opportunity will remain until the unitholder meeting in mid November 2004. The current proposal from Lend Lease presents no impediment to an alternative proposal being put forward. Potential bidders have sufficient time to fully consider whether to submit a proposal.

6.7 Relevant Interest of Lend Lease

The Proposed Merger will result in Lend Lease holding a relevant interest in GPT of more than 20% of the issued units in GPT. Lend Lease currently holds a relevant interest of approximately 6.8% in GPT's issued units. This relevant interest arises by virtue of:

- Lend Lease holding 17.3 million GPT units, being 0.9% of the issued units in GPT;
- Lend Lease's 50% interest in Resolution Capital which, pursuant to a number of investment management mandates, currently has an interest in 4.8% of the issued units in GPT; and
- GPT Management acting as the responsible entity of the GPT Split Trust which currently holds units representing approximately 1.1% of the issued units in GPT;

The Proposed Merger has the effect of increasing Lend Lease's relevant interest in GPT to at least 21.5%.[67] Lend Lease will subscribe for approximately 206 million units to fund the GPT Cash-Out Option and the Special Distribution. The units to be issued to Lend Lease ("LLC units") will not participate in the stapling. The LLC units represent approximately 18.7% of the expanded capital of GPT. LLC will also dispose of its direct holding of GPT units (17.3 million) prior to implementation of the Proposed Merger (if approved). The subscription for LLC units will have the effect of diluting Lend Lease's remaining relevant interest in GPT (after the sale of its direct holding of GPT units) to approximately 2.8%.

GPT unitholders are being asked to approve two resolutions under Item 7 of Section 611 of the Corporations Act:

- Lend Lease acquiring a relevant interest in GPT units as a result of Lend Lease's subscription for the LLC units. Lend Lease's resultant relevant interest will be at least 21.5% but no more than 23.1% (depending on the price at which the LLC units are issued); and
- the potential acquisition of up to 3% of GPT units by Lend Lease or its associates following implementation of the Proposed Merger as part of its investment management activities (conducted through Resolution Capital).

In Grant Samuel's opinion, the increase in Lend Lease's relevant interest is fair and reasonable to the non associated unitholders. The increased relevant interest arises only by virtue of the transaction structure adopted to implement the Proposed Merger. The transaction structure must be viewed in the context of the entire transaction which in Grant Samuel's view is in the best interest of GPT unitholders as a whole (in the absence of a superior proposal).

In addition, Grant Samuel has taken the following factors into account:

- Lend Lease currently has effective control of GPT through its ownership of the responsible entity for GPT (GPT Management). The Proposed Merger (which Grant Samuel considers to be in the best interests of GPT unitholders) in fact results in GPT unitholders collectively having greater influence over the management of GPT through their aggregate voting power;
- the holding of LLC units by Lend Lease does not represent an impediment to a potential bidder:
    - Lend Lease has confirmed that it will not vote the LLC units so long as Lend Lease or a wholly owned subsidiary continues to hold the LLC units and Lend Lease shares and GPT units remain stapled (other than as necessary to give effect to a resolution approved by stapled security holders); and

[67] Lend Lease's relevant interest will depend on the price at which the LLC units are issued and whether the scheme proposed in relation to the GPT Split Trust is approved. The calculation assumes that the LLC units are issued at a price equivalent to $3.48 per existing GPT unit. No account has been taken for the impact of the GPT Split Trust scheme.

- Lend Lease has confirmed that it has no intention of transferring, repurchasing or redeeming the LLC units and will not do so except with the approval of the Australian Taxation Office;

- the issue is largely technical. As part of the Proposed Merger, Lend Lease propose to acquire all of the issued units in the GPT Split Trust by way of a trust scheme. While the outcome of the trust scheme is uncertain, if it is approved the units held by the GPT Split Trust will be sold through the Cash Sale Facility.

  Moreover, Lend Lease has a 50% interest in Resolution Capital. Lend Lease has the right to appoint two of the four directors to the board but does not control the board. In the case of a deadlock at the board level, the shareholders agreement allows for arbitration by a third party and failing that sale by one party of their interest in Resolution Capital to the other.

  In addition, under all but one of its investment mandates, Resolution Capital does not have the right to exercise the votes attaching to the GPT units. In the case of the investment mandate which allows Resolution Capital to exercise its discretion, the terms of this mandate are in the process of being amended so as to remove this power.

7 Valuation of Lend Lease Corporation Limited

7.1 Summary

For the purposes of this report, the value of the equity in Lend Lease has been estimated to be in the range $4,641-5,076 million or $11.64-12.73 per share. The analysis is summarised below:

Lend Lease – Valuation Summary ($ millions)		
	Valuation Range	
	Low	**High**
Bovis Lend Lease	1,650	1,800
Development businesses	1,340	1,485
Funds management businesses	250	285
Real estate investments	1,805	1,980
Corporate overheads	(730)	(800)
Value of business operations	**4,315**	**4,750**
Other assets and liabilities	41	41
Net cash at 30 June 2004	285	285
Value of equity	**4,641**	**5,076**
Number of issued shares (millions)	398.7	398.7
Underlying value per share	**$11.64**	**$12.73**

The valuation of Lend Lease is the aggregate of the estimated market values of its operating businesses plus the realisable value of non-trading assets and net cash less non-operating liabilities. Values for non-trading assets and liabilities and net cash are based on Lend Lease's balance sheet as at 30 June 2004. The valuation represents the estimated full underlying value of Lend Lease and includes a premium for control. The value exceeds the price at which, based on current market conditions, Grant Samuel would expect Lend Lease shares to trade on the ASX in the absence of any corporate proposal or speculation.

The individual business units have been valued using a range of methodologies having regard to the nature and the characteristics of the particular business unit. The value of Bovis Lend Lease has been estimated using a capitalisation of earnings methodology. This methodology is appropriate for industrial businesses with a substantial operating history and a consistent earnings trend that is sufficiently stable to be indicative of ongoing earnings potential. While the losses experienced in the year ending 30 June 2004 highlight the potential volatility of earnings from construction activities, Bovis Lend Lease is a large and well established business which has a track record of securing ongoing construction work.

Grant Samuel has estimated the value of Lend Lease's development businesses having regard to a range of valuation methodologies. A discounted cash flow ("DCF") analysis has been conducted for each of the key development businesses and for the major projects in Europe. Other projects have been valued based on book value adjusted for expected profit. The DCF methodology has a strong theoretical basis and is appropriate for valuing development businesses which typically have 'lumpy' earnings and cash flow. Earnings multiples and multiples of ungeared NTA have also been considered.

The value of Lend Lease's funds management businesses has been determined by reference to earnings multiples as well as to a percentage of funds under management (a common rule of thumb used in the funds management industry). The value of Lend Lease's real estate investments has been estimated having regard to both the independent valuations of the individual properties and investments and their book values. Where relevant, an allowance has been made for the impact of the ownership structure on Lend Lease's ability to realise the underlying asset.

Corporate overheads include group services costs and treasury costs (but exclude the impact of interest revenue and net hedge benefits). These overheads have been excluded from the earnings estimates and cash flow models for the operating assets. The capitalised amount of corporate overheads has been estimated in the range of $730-800 million.

The values of Lend Lease's international businesses and assets have been estimated in local currency and converted to Australian dollars based on the exchange rates on 17 September 2004 of A$1=£0.390 and A$1=US$0.698.

The earnings multiples and net tangible asset multiples implied by the value ascribed to Lend Lease as a whole are summarised below:

Lend Lease – Implied Valuation Parameters			
	Variable ($ millions)	Multiples	
		Low	High
EBITA Multiple[68]			
Year ended 30 June 2004	382.5	11.3	12.4
Year ending 30 June 2005	470.0	9.2	10.1
Price Earnings Multiple[69]			
Year ended 30 June 2004	277.5[70]	16.7	18.3
Year ending 30 June 2005	309.0	15.0	16.4
Multiple of NTA[71]			
As at 30 June 2004	2,141.9	2.2	2.4

Grant Samuel has considered these multiples in the context of the available market evidence which is set out in detail in Appendix 1. In Grant Samuel's view, the multiples implied by the valuation of Lend Lease are reasonable having regard to the following:

- there is no recent transaction evidence that provides meaningful valuation guidance;
- listed international construction, development and property investment companies trade on forecast EBITA multiples of 4.6-13.3 times.[72] Comparable Australian companies tend to trade on higher multiples of 7.2-14.8 times forecast EBITA. While no one listed company is directly comparable to Lend Lease, it is important to recognise that:
  - Lend Lease generates a significant portion of its earnings from property investments which tend to be valued on lower yields (higher multiples) than operating businesses given their consistent cash flows;
  - Lend Lease expects to generate more than 33% of its EBITA in the year ending 30 June 2005 from the Asia Pacific region;
  - the sharemarket ratings of comparable companies do not include a premium for control; and
  - given the scale and scope of Lend Lease's operations there are likely to be limited buyers for Lend Lease in its entirety;
- the implied price earnings multiples are high in comparison to most comparable listed companies, particularly to international listed companies, but the price earnings multiples for listed companies do not include a premium for control. The high price earnings multiples also reflect in part the fact that a significant portion of Lend Lease's value is represented by property assets which tend to be valued on high price earnings multiples; and

68 Represents value of business operations divided by EBITA.

69 Represents equity value divided by earnings after tax before amortisation of goodwill.

70 Based on net profit after tax before one off items ($237.4) plus goodwill amortisation of $40.1 million.

71 Represents equity value divided by NTA.

72 Excludes EBITA multiple for John Laing plc which is considered anomalous. See Appendix 1.

- the multiples of NTA are relatively modest in the context of the available market evidence. Listed local developers and contractors mostly trade in the range of 0.8-1.9 times NTA[73], although international construction companies generally trade at higher multiples of NTA (1.0-3.7 times).[74] *The relatively low multiple of NTA reflects the fact that Lend Lease has on its balance sheet considerable property assets.*

7.2 Bovis Lend Lease

A value of $1,650-1,800 million has been estimated for Bovis Lend Lease which implies the following valuation parameters:

Bovis Lend Lease – Implied Valuation Parameters			
	Variable ($ millions)	Multiples	
		Low	High
Value range ($ millions)		**1,650**	**1,800**
EBITDA Multiple[75]			
Year ended 30 June 2004 (adjusted)	168.7	9.8	10.7
Year ending 30 June 2005 (adjusted)	223.3	7.4	8.1
EBITA Multiple[76]			
Year ended 30 June 2004 (adjusted)	155.7	10.6	11.6
Year ending 30 June 2005 (adjusted)	211.3	7.8	8.5

The earnings used to calculate the valuation parameters are based on actuals and forecasts set out in Section 4.3. These earnings are based on actuals and forecasts prepared by Lend Lease and have been adjusted by Grant Samuel to deduct PFI related bidding costs and to add facilities management profits associated with these PFI projects.

Bovis Lend Lease has been valued as an integrated business. While the business is largely managed on a regional basis, it has a global footprint that allows it to service clients on a world wide basis. Bovis Lend Lease has a number of global clients including BP and several large pharmaceutical companies.

The valuation of Bovis Lend Lease of $1,650-1,800 million implies multiples that Grant Samuel regards as realistic. The valuation parameters set out above have been compared to multiples implied by the share prices of listed construction and development companies with operations in similar markets to Bovis Lend Lease. Grant Samuel has also had regard to the limited available transaction evidence for similar companies. The market evidence is set out in Appendix 1 to this report.

The market evidence indicates that shares in international construction and development companies trade on multiples of:

- 3.8-14.2 times historical EBITDA and 3.7-12.2 times forecast EBITDA;[77] and
- 5.2-15.4 times historical EBITA and 4.6-13.3 times forecast EBITA.[77]

---

[73] The range excludes Leighton Holdings Limited which trades on a multiple of 3.3 times and Peet & Company which trades on a multiple of 8.7 times. See Appendix 1.

[74] Excludes Balfour Beatty and Grupo Ferrovial which are considered anomalous.

[75] Represents value of the business divided by EBITDA.

[76] Represents value of the business divided by EBITA.

[77] Excludes Hochtief AG and John Laing plc multiples which are considered anomalous. See Appendix 1.

Sharemarket Ratings of Selected Listed Development and Construction Companies

Company	Market Capitalisation[78] ($ million)	EBITDA Multiple 2004	EBITDA Multiple 2005	EBITA Multiple 2004	EBITA Multiple 2005	NTA Multiple
Australia						
Stockland Trust Group	7,508	16.7	14.6	16.9	14.8	1.6
Mirvac Group	3,240	11.6	12.1	11.8	12.3	1.5
Leighton Holdings Limited	2,697	3.9	3.5	8.5	7.2	3.3
Multiplex Group	2,079	nmf[79]	9.4	nmf	9.4	1.4
Australand Property Group	1,557	13.4	12.2	13.6	12.4	1.4
FKP Limited	446	9.0	7.2	9.2	7.4	1.9
AV Jennings Limited	402	5.0	na	5.2	na	1.5
Peet & Company Limited	290	8.2	7.7	8.2	7.7	8.7
Central Equity Limited	174	5.1	na	5.3	na	0.8
Devine Limited	91	6.6	na	6.8	na	1.1
Simple average		***8.8***	***9.8***	***9.5***	***10.6***	***2.3***
Weighted average		***11.1***	***11.4***	***11.9***	***12.1***	***1.9***
Europe						
Grupo Ferrovial SA	€5,201	8.6	6.9	10.6	8.7	13.7
Skanska AB	SEK31,182	4.6	5.7	5.9	7.3	3.3
Taylor Woodrow plc	£1,719	6.5	5.1	6.7	5.2	1.4
Balfour Beatty plc	£1,388	5.1	4.6	6.5	5.7	9.9
AMEC plc	£984	6.9	6.7	9.2	8.9	nc
Hochtief AG	€1,267	2.1	2.3	4.6	5.8	1.0
Bilfinger Berger AG	€1,042	3.8	3.7	6.3	6.2	1.3
Carillion plc	£444	5.5	4.8	7.1	6.0	2.7
John Laing plc	£400	14.6	19.9	15.7	20.9	3.6
Alfred McAlpine plc	£263	4.4	4.0	5.2	4.6	1.5
Simple average		***6.2***	***6.4***	***7.8***	***7.9***	***4.3***
Weighted average		***6.3***	***5.9***	***7.9***	***7.5***	***6.6***
United States						
Centex Corp	US$6,811	14.2	12.2	15.4	13.3	2.1
Fluor Corp	US$3,865	10.1	9.4	13.2	12.3	3.2
Jacobs Engineering Group	US$2,268	8.8	8.7	10.4	10.2	3.7
Granite Construction Inc	US$959	5.7	6.0	9.2	10.5	2.0
Simple average		***9.7***	***9.1***	***12.1***	***11.6***	***2.8***
Weighted average		***11.6***	***10.4***	***13.6***	***12.3***	***2.7***

The majority of the comparable companies have significant operations outside construction. The Australian and European listed comparable companies tend to have significant property and infrastructure development operations. The US listed comparable companies tend to have significant engineering operations.

The most directly comparable companies to Bovis Lend Lease are:

- Skanska, which has its principal operations in Europe and the US but generates more than 50% of its profits from development;
- Balfour Beatty, which generates approximately 85% of its turnover in Europe and the balance from the US, although the US operations are only break even;
- Jacobs Engineering, which generates more than 75% of revenue from North America and 44% of revenue from construction; and
- Granite, which operates only in the US and generates approximately 78% of operating profit from construction activities with the balance from heavy infrastructure.

[78] Based on share prices as at 17 September 2004.

[79] 2004 earnings multiples for Multiplex Group are not meaningful as the earnings only reflect a part year contribution from the property investment business.

There is limited recent transaction evidence that provides meaningful valuation benchmarks. Possibly the most relevant transaction is the acquisition of Bovis Group by Lend Lease in 1999. The transaction was priced on an historical EBITA multiple of 7.2 times. However, the Bovis Lend Lease business has grown considerably since acquisition and today includes significant operations in Australasia. Moreover, the transaction occurred almost five years ago when market conditions, particularly in the UK, were significantly different.

The other transactions identified involved companies which are not directly comparable to Bovis Lend Lease but they do give some broad guidance on what acquirers may pay for Bovis Lend Lease. Those transactions (set out in Appendix 1) indicate that acquirers have generally paid:

- 4.0-9.5 times historical EBITDA and 3.3-10.5 times forecast EBITDA;[80] and
- 6.4-10.9 times historical EBITA and 5.3-11.2 times forecast EBITA.[80]

In Grant Samuel's opinion, the multiples implied by the valuation of Bovis Lend Lease are appropriate having regard to the market evidence and the following factors:

- Bovis Lend Lease had, until last year, a consistent history of strong profit growth. While earnings in the year ended 30 June 2004 were impacted by a number of project losses particularly in Australia, the magnitude of the losses is abnormal in the context of the history of the business. Excluding these project losses from earnings, the multiples of historical EBITDA and EBITA implied by the value range would be significantly lower at 6.7-7.3 times EBITDA and 7.0-7.7 times EBITA;
- Bovis Lend Lease's operations are extensive and geographically diversified. The scale and diversification of the business reduces the potential impact of individual contracts or downturns in individual markets on the performance of the overall business;
- Bovis Lend Lease has the leading position in the UK market. It is one of a limited number of major construction businesses capable of delivering larger scale (and typically higher margin) projects. Bovis Lend Lease has also secured a strong position in the growing PFI market where margins tend to be higher;
- Bovis Lend Lease holds strong positions in a number of major US markets. However, the US market is more fragmented than the UK or Australian markets and margins face greater competitive pressure. Notwithstanding this, the US operations have consistently generated strong earnings and represent a significant opportunity;
- the number of potential trade buyers of Bovis Lend Lease is limited. The scale and potential breadth of Bovis Lend Lease's operations limit the number of possible acquirers. A public listing might be the only realistic option to realise value in a single transaction. While a break up on a regional basis might be possible, it would be higher risk given the nature of the business and uncertainty as to likely regional buyers. Accordingly, a significant premium to the sharemarket rating of comparable companies is not appropriate;
- earnings are forecast to improve in the year ending 30 June 2005 and more significantly in the years after. Earnings from the Asia Pacific region are expected to return to previous levels after the year ending 30 June 2005. A number of European PFI projects are expected to move to financial close with continued bidding success expected for the future; and
- Lend Lease has identified significant savings in relation to the Bovis Lend Lease business. These are included in the cost savings expected to be realised following implementation of the Proposed Merger but are not allowed for in the forecasts for Bovis Lend Lease on a stand alone basis.

80 Excludes EBITDA and EBITA multiples for the acquisition of Turner Corp by Hochtief AG as large net cash holdings in Turner Corp implied a negative enterprise value in relation to the acquisition. See Appendix 1.

7.3 Development Businesses

A value in the range $1,340-1,485 million has been attributed to Lend Lease's development businesses:

Lend Lease – Value of Development Businesses ($ million)	Valuation Range	
	Low	High
Delfin Lend Lease	740	800
Lend Lease Development	200	220
Actus (Lend Lease's 75% interest)	130	145
Other development projects (Europe and US)	270	320
Total	**1,340**	**1,485**

Grant Samuel has estimated the value of Lend Lease's development businesses having regard to a discounted cash flow, analysis, earnings multiples and multiples of ungeared NTA.[81] Other development projects include IDB Europe's Greenwich Peninsula project, Chapelfield (Norwich) and Golden Square (Warrington) retail projects as well as Lend Lease's equity investments in PFI projects (including PFI projects on which Lend Lease is preferred bidder) and two US development projects.

Discounted Cash Flow

The discounted cash flow analysis was based on cash flow models prepared by Lend Lease. Each model projects nominal cash flows by individual project over the life of those projects. The models incorporate the operating overheads of each business in the cash flows. Grant Samuel has assumed a discount rate of 10-11% for Australian development businesses. Lower discount rates have been adopted for US businesses and projects (8.5%-9.5%) and UK based projects (9.5%-10.5%) reflecting local interest rates and corporate income tax rates in the US.

Many of the projects are expected to have lives that extend over a very long period (for instance Delfin Lend Lease's St Marys project and Lend Lease Development's Victoria Harbour project). To reflect the uncertainty (and riskiness) of these cash flows, Grant Samuel has risk weighted the cash flows by project:

Development Businesses – Risk Weighting of Projects	
	Risk weighting
Projects expected to be largely completed within 5 years	100%
Projects expected to be largely completed within 10 years	75%
Other projects	50%

Grant Samuel has considered two scenarios for each of Delfin Lend Lease and Actus:

- Scenario A assumes that existing projects are completed, no new projects are entered into and the business is wound down therefore attributing no value to future projects; and
- Scenario B assumes that each business secures new projects in future years:
  - in the case of Delfin Lend Lease, it is assumed that the business is able to maintain a consistent level of cash flows over a 20 year period; and

[81] Ungeared NTA is business value divided by total tangible assets.

- in the case of Actus, a number of "standard" projects as well as additional military construction and barracks development projects annexed to its existing projects are assumed to be secured within the first four years.

Additional overheads were added to these scenarios commensurate with the additional levels of new business assumed. This scenario attributes value to future projects.

The adoption of an "upside" scenario for Delfin Lend Lease acknowledges Delfin Lend Lease's long track record of securing new projects. The "upside" scenario in the case of Actus reflects the leading position of the Actus business in a market that is expected to continue to provide new project opportunities.

No "upside" scenario has been developed for Lend Lease Development or any of the other development businesses. The Lend Lease Development business was refocused on medium/ high density residential development in 2004. It has a collection of major projects that are at early stages with very long lives, but is in the process of becoming a cohesive operating business. Notwithstanding, it should be recognised that there is potential upside if new projects are secured.

Lend Lease's development business in Europe is still embryonic. In the US, Lend Lease's development activities (other than Actus) are small, comprising only two projects.

The results of the discounted cash flow analysis are summarised below:

Development Businesses – DCF Analysis ($ million)

Business	Scenario	Low	High
Delfin Lend Lease[82]	A	586	608
	B	831	873
Lend Lease Development		189	202
Actus (100%)	A	121	138
	B	229	264
Other development businesses (Europe and US)[83]		271	322

Capitalisation of Earnings

The values attributed to Delfin Lend Lease, Lend Lease Development and Actus imply the following multiples:

82 Includes Retirement by Design.

83 Includes values of all assets whether or not valued through DCF analysis.

Development Businesses – Implied Valuation Parameters			
	Variable ($ millions)	Multiples	
		Low	High
Delfin Lend Lease			
Value range ($ million)		**740**	**800**
EBITA Multiple			
Year ended 30 June 2004 (adjusted)[84]	78.9	9.4	10.1
Year ending 30 June 2005	89.0	8.3	9.0
Ungeared NTA Multiple[85]			
As at 30 June 2004	459.0	1.6	1.7
Lend Lease Development			
Value range ($ million)		**200**	**220**
EBITA Multiple			
Year ended 30 June 2004 (adjusted)[84]	45.8	4.4	4.8
Year ending 30 June 2005	37.0	5.4	5.9
Ungeared NTA Multiple[86]			
As at 30 June 2004	184.0	1.1	1.2
Actus[87]			
Value range (for 75% interest) ($ million)		**130**	**145**
EBITA Multiple			
Year ended 30 June 2004	12.3	14.0	15.7
Year ending 30 June 2005	45.0	3.8	4.3
Ungeared NTA Multiple[88]			
As at 30 June 2004	29.2	5.9	6.6

Grant Samuel has compared the implied multiples against the available market evidence. While there is limited transaction evidence and few directly comparable listed companies, the market evidence supports the multiples implied by the valuation of Lend Lease's development businesses:

- Lend Lease's acquisition of Delfin Property Group Limited in 2001 provides a meaningful benchmark for assessing the value of Delfin Lend Lease. Lend Lease paid an historical EBITA multiple of 9.5 times and 1.5 times ungeared NTA;

- the listed Australian development companies most comparable to Delfin Lend Lease are AV Jennings and Peet & Co., although AV Jennings has significantly more home building activity than Delfin Lend Lease. Stockland also has significant urban community development activities, however, no useful valuation benchmarks can be drawn from its trading multiples given its significant investment assets. Peet & Co trades on an historical multiple of EBITA of 8.2 times while AV Jennings trades on 5.2 times. Peet & Co. trades on a forecast EBITA multiple of 7.7 times.[89] The ungeared NTA multiple for Peet & Co. is 3.7 times and for AV Jennings is 1.4 times;

- the listed Australian development companies most comparable to Lend Lease Development are Australand Group, Mirvac Group, Devine Limited and Central Equity Limited. These companies trade on historical multiples of EBITA of 5.3-13.6 times and forecast multiples of EBITA for Mirvac Group and Australand Group are 12.3 and 12.4 times respectively.[90] Ungeared NTA multiples are in the range 0.9-1.3 times; and

84 Adjusted to allow for the reallocation of the Twin Waters project from Delfin Lend Lease to Lend Lease Development.

85 Ungeared NTA principally represents project inventories attributable to Delfin Lend Lease.

86 Ungeared NTA principally represents project inventories attributable to Lend Lease Development.

87 Multiples based on 100% value of Actus.

88 Ungeared NTA represents project inventories attributable to Actus.

89 Forecast estimates for AV Jennings are not available.

90 Forecast estimates for Central Equity Limited and Devine Limited are not available.

- there are no listed companies in the US which are directly comparable to Actus.

The multiples implied by the valuation of Delfin Lend Lease are regarded as appropriate having regard to:

- Delfin Lend Lease's strong market position in South East Queensland and Victoria and its growing market share in New South Wales. The "Delfin" brand name has become a premium brand in community development;

- the consistent track record of earnings growth since being acquired by Lend Lease in 2001. EBITA (adjusted to exclude the Twin Waters project which has been transferred to Lend Lease Development) from Delfin Lend Lease has grown from approximately $26 million in the year ended 30 June 2002 to more than $78 million in the year ended 30 June 2004, a compound growth rate of 75%;

- longer term, Delfin Lend Lease's ability to deliver strong earnings will be underpinned by its existing portfolio of projects amounting to more than 51,000 lots with a value exceeding $5 billion over the next 10-15 years. While Delfin Lend Lease is exposed to the property cycle (which is currently exhibiting a slow down in housing starts), Delfin Lend Lease's business model helps to mitigate the impact of movements in the cycle. Delfin Lend Lease's projects:

  - are mostly secured under land management arrangements which typically allow Delfin Lend Lease to control the timing of development on its sites to allow for market conditions and do not obligate Delfin Lend Lease to pay for land until settlement occurs on individual lots;

  - are relatively well diversified between the three eastern seaboard states. While Queensland accounts for approximately 40% of Delfin Lend Lease's backlog, this is divided between seven projects, all with different development timeframes; and

  - incorporate a diversified range of products on each site, including higher value added components such as built form houses (under Delfin Living) and development of community facilities such as retail complexes; and

- the value of $740-800 million implies goodwill of approximately $280-340 million (excluding the impact of provisions). This is reasonable given the strength of the Delfin brand name, the cost of replicating the management infrastructure and know-how of the business.

The multiples implied by the valuation of Lend Lease Development are regarded as appropriate having regard to:

- Lend Lease Development's business model is evolving from an 'event' driven developer to a developer of premium medium to high density residential projects. While it has secured a number of large long term development sites, it is not a recognised 'brand' in the consumer market place as, for instance, Mirvac has become;

- Lend Lease Development's earnings have historically been volatile reflecting the broader focus of the business before its strategic repositioning as a residential developer;

- Lend Lease Development's top five projects account for more than 70% of its assets and 75% of its forecast gross profit in the year ending 30 June 2005. Similarly, while its current backlog comprises approximately 8,000 dwellings, two 10 year plus projects account for more than 50% of this backlog; and

- the value of $200-220 million implies goodwill of $16-36 million (excluding the impact of provisions), a modest amount reflecting the current status of the business.

The multiples implied by the valuation of Actus are regarded as appropriate having regard to:

- the multiples of earnings are low in part because Actus records development profits on projects upon financial close but receives the cash flow associated with that project over the duration of (or at the end of) the construction phase of the project (typically 5-7 years). The multiples of ungeared NTA are high given the low capital intensity of the business;
- Actus is the largest developer of military housing communities in the US, with a strong (but relatively short) history of growth. Development work sufficient to sustain the business's forecasts in the short to medium term is embedded in recently secured projects such as Army RCI Hawaii, Hickam Air Force Base and Fort Drum;
- there is lower risk associated with the cash flows received by Actus given project revenues are virtually underwritten by the US Department of Defence;
- Actus is well positioned to secure additional projects as well as follow-on work at the military bases at which it has existing projects (such as barracks); and
- the terms of the shareholders agreement do not include any drag along rights. Accordingly, Lend Lease could only sell its majority interest. Moreover, any sale would be subject to the 'Russian Roulette' provisions of the shareholders' agreement which may discourage other buyers.

7.4 Funds Management Businesses

A value in the range $250-285 million has been attributed to Lend Lease's funds management businesses (including property management operations) in Australasia and the UK. The Australasian and UK operations have been valued separately (but have been presented here on a consolidated basis).

It is arguable whether real estate asset and property management rights are of significant value. Historically, holders of these rights have been compensated for giving up the associated income stream. However, unitholders have the legal right to remove the responsible entity and property manager and, in recent years, as consolidation in the listed property trust sector has accelerated and the external management model has fallen out of favour, so has the practice of paying for those rights.

There are a number of examples where no compensation was paid to responsible entities on their removal. There have also been many instances where value has been attributed to management rights both upon internalisation of management and in takeovers of listed property trusts. This is particularly so where the responsible entity brings special expertise such as retail property management.

The value range of $250-285 million implies the following value parameters:

Funds Management Businesses –Valuation Parameters

	Variable ($ millions)	Multiple	
		Low	High
EBITA Multiple			
Year ended 30 June 2004	43.9	5.7	6.5
Year ending 30 June 2005	38.8	6.4	7.4
Percentage of Funds Under Management[91]			
As at 30 June 2004	19,630	1.3%	1.5%

The value parameters set out above have been compared to the available valuation evidence from transactions involving companies whose activities predominantly include asset management

[91] Represents value of business divided by funds under management.

(including property management) as well as valuation evidence from sharemarket prices of similar companies. The market evidence is set out in detail in Appendix 1 to this report.

Whilst there are limited comparable listed companies there is significant transaction evidence against which the valuation can be assessed. However, earnings data is limited. Often the percentage of assets under management is the only measure available and this is a crude rule of thumb that does not reflect differences in earnings.

Nevertheless:

- the multiples implied by the value range are consistent with recent transactions in the real estate asset and property management sector. Acquirers have paid 4.3-10.9 times historical EBITA and 4.6-7.9 times forecast EBITA (although meaningful earnings data is limited);
- the valuation as a percentage of funds under management of 1.3%-1.5% is low relative to the transaction evidence which indicates acquirers have generally been willing to pay 2.0-3.2% of funds under management. The value for the funds management business is the aggregate of the Australasian and UK funds management businesses. The percentage of funds under management implied by the value of the Australasian business are materially higher than those for the UK given the state of development of the UK business and the lower fee structure of the business in comparison to Australia;
- more than 60% of Lend Lease's Australasian funds under management relate to GPT. Lend Lease's management mandate is capable of being terminated by an ordinary resolution of unitholders (i.e. 50% of those entitled to vote and who vote in person or proxy). In the context of the changing landscape of the Australian property sector, there is an increasing likelihood that (in the absence of the Proposed Merger) either unitholders might vote in favour of internalising the management or alternatively a takeover bid for GPT might eventuate;
- Lend Lease also generates a significant portion of its earnings from the management rights of APPF. Lend Lease's role as responsible entity is only capable of being terminated by resolution of 50% of unitholders entitled to vote; and
- the forecast earnings of the funds management business may be understated to the extent that they do not include any performance fees to which Lend Lease may be entitled from GPT (and potentially from APPF).

7.5 Real Estate Investments

A value in the range $1,805-1,980 million has been attributed to Lend Lease's real estate investments:

Lend Lease – Value of Real Estate Investments ($ million)		
	Valuation Range	
	Low	**High**
Investment in Bluewater	820	920
Investment in King of Prussia	335	370
Other investments	650	690
Total	**1,805**	**1,980**

Grant Samuel has valued Lend Lease's investments in Bluewater and King of Prussia based on the underlying value of the property as assessed by independent valuers. These valuations were prepared as at 30 June 2004. No adjustment has been made for any increase in value since the preparation of those valuations.

Grant Samuel has relied on these valuations for the purposes of this report and has not undertaken its own valuations of the properties. Given the nature of the evaluation, Grant Samuel does not have any reason to believe that it is not reasonable to rely on this independent valuation for this purpose.

However, Grant Samuel Property has reviewed the valuations. The review was on a "desktop" basis. It did not undertake a detailed investigation or verification exercise and did not interview the valuers.

Bluewater

A value in the range £325-355 million ($820-920 million) has been attributed to Lend Lease's 30% interest in the Bluewater. Grant Samuel has valued Lend Lease's interest in Bluewater based on an independent valuation as at 30 June 2004 prepared for Lend Lease.

The low end of the value range for Bluewater has been determined assuming the asset is realised immediately. In these circumstances, the value received for Bluewater would be reduced by both the Lafarge profit share arrangement and Prudential's option over half of Lend Lease's interest (15%). An allowance has also been made for:

- the tax that, regardless of whether the investment is sold or held, will become payable. Bluewater is currently held as trading stock. If Lend Lease changes its intention to hold Bluewater for resale, a tax liability becomes payable;
- an amount equal to the provision for the potential tax liability arising from the indemnity provided by Lend Lease to other investors in Bluewater; and
- an amount to reflect the mark to market value of the finance lease (the face value of the finance lease has been included in the group net cash position).

The low end of the value range is set out below:

Lend Lease – Low Value for Bluewater	(£ million)
Asset value as at 30 June 2004 (per independent valuation)	1,621
Lend Lease's interest (30%)	486
Profit share to Lafarge	(50)
Value of Prudential option	(49)
Tax payable	(49)
Other	(13)
Total	**325**

The high end of the value range reflects the potential for the value of the investment to be significantly higher if Lend Lease (or a purchaser of Lend Lease) retains the interest in Bluewater beyond 2013:

- the profit share agreement with Lafarge originally contemplated a sale of Lend Lease's interest by 2009. While it is possible that Lafarge would no longer be entitled to a profit share, the agreement is not clear and some payment (possibly less than the full amount) may be required in the future; and
- Prudential's option over half of Lend Lease's interest can only be exercised if Lend Lease effectively buys back the finance lease liability that is attached to Bluewater. The finance lease liability is expected to be fully repaid by 2013 at which time, Prudential's option lapses.

King of Prussia

A value in the range US$235-259 million ($335-370 million) has been attributed to Lend Lease's 50% interest in King of Prussia. Grant Samuel has valued Lend Lease's 50% interest based on the value attributed to the King of Prussia in an independent valuation as at 30 June 2004 prepared for Lend Lease.

The high end of the value range for King of Prussia has been determined on the basis that Lend Lease's interest is freely transferable. The value incorporates an allowance for the mark to market value of the non-recourse 20 year debt of the joint venture:

Lend Lease – High Value for King of Prussia	
	(US$ million)
Asset value as at 30 June 2004 (per independent valuation)	744
Mark to market value of the joint venture debt	(227)
	517
Lend Lease's interest (50%)	**259**

The low end of the value range reflects the potential discount a buyer might require in light of the joint venture arrangements. In particular the joint venture arrangements:

- do not include any 'drag along' rights or 'buy/sell' mechanisms;
- provide each party with a first right of refusal over any sale and require the consent of each party to any sale;
- provide that decision making in the joint venture is by unanimous decision but do not allow for any dispute resolution mechanism; and
- entrench Kravco as the property manager as long as one of two partners in the Kravco business retain their interest in that business.

Other Investments

A value of $650-690 million has been attributed to Lend Lease's other investments. These investments include:

- investments in GPT, APPF and APIC I & II;
- investments in the Overgate Partnership and Lend Lease Retail Partnership; and
- investments in a number of funds in the US, Europe and Asia formerly managed by Lend Lease (or managed by Lend Lease but expected to be sold).

The low end of the value range represents a discount of 5% to the book value as at 30 June 2004 of $684.7 million. The high end of the value range reflects a small premium to the book value. The value range reflects a number of factors:

- the US investments have not been able to be sold at a price Lend Lease believes fair. Lend Lease intends to hold these assets for the duration of the various fund lives;
- all of the investments are unlisted and illiquid other than Lend Lease's interest in GPT. However, markets exist for a number of the investments; and
- independent valuations prepared in relation to a number of the investments together with recent market evidence on sale values suggest potential upside to carrying values of more than $45 million.

7.6 Corporate Overheads

Lend Lease is expecting to incur corporate overheads of $80 million in the year ended 30 June 2005. These costs include administrative overheads such as directors' fees, listing fees and audit costs together with costs associated with operating certain centralised functions including finance, legal and risk assurance.

Corporate overheads have been capitalised in the range $730-800 million. This range has been estimated by capitalising corporate overheads of $80 million at EBITA multiples of 9.1-10.0 times broadly reflecting the overall average multiple applied to the operating business and taking into account the following:

- corporate costs include the benefit of funds received from the Lend Lease Foundation (which owns shares in Lend Lease). The Lend Lease Foundation is required to spend its income for the benefit of Lend Lease employees. If Lend Lease was acquired it is likely that those funds would be distributed to employees and would not be available on an ongoing basis. It is arguable that Lend Lease's corporate costs should exclude this benefit;

- initiatives to reduce costs by approximately $23 million have been identified by Lend Lease but are not included in forecast corporate costs ($80 million) for Lend Lease on a stand alone basis. These have been included in the cost savings expected as part of the Proposed Merger but are likely to be achievable by Lend Lease on a stand alone basis; and

- the expenses associated with being a public listed company which would be eliminated by any acquirer of 100% of Lend Lease.

7.7 Other Assets and Liabilities

Lend Lease's other assets and liabilities have been valued as follows:

Lend Lease – Other Assets and Liabilities	($ million)
Other receivables	227
Mark to market value of hedge book	49
Restructuring provisions	(101)
Provision for dividend for year ended 30 June 2004	(104)
Other	(30)
Total	**41**

Other assets and liabilities include:

- non-trading receivables and payables identified as Other Receivables in the balance sheet set out in Section 4.4;

- the mark to market value of Lend Lease's hedge book, which predominantly relates to cross currency swaps;

- restructuring provisions anticipated to be utilised in relation to the now largely divested US real estate investment business;

- a provision for $104 million has been included to reflect the final dividend for the year ended 30 June 2004 that was paid on 15 September 2004; and

- other trading assets and liabilities including the after tax value of the net superannuation defined benefits deficit, the value of Lend Lease Rosen sold in August 2004 (and not included on the balance sheet) and an amount for the carried forward tax losses in the US.

8 Qualifications, Declarations and Consents

8.1 Qualifications

The Grant Samuel group of companies provides corporate advisory services (in relation to mergers and acquisitions, capital raisings, debt raisings, corporate restructurings and financial matters generally), property advisory services and manages property development funds. The primary activity of Grant Samuel & Associates Pty Limited is the preparation of corporate and business valuations and the provision of independent advice and expert's reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since inception in 1988, Grant Samuel and its related companies have prepared more than 315 public independent expert and appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Ross Grant BSc (Hons) MCom (Hons) MBA, Stewart Hindmarsh BEc LLB (Hons) MBus (Fin), Dan Gerber BCom LLB ASIA and Jacoline Bekker MBA MCom CA (SA). Each has a significant number of years of experience in relevant corporate advisory matters. Caleena Stilwell BBus CA ASIA, Atagün Bensan BSc (Hons) LLB and James Lilico BSc (Hons) MSc assisted in the preparation of the report. Each of the above persons is an authorised representative of Grant Samuel pursuant to its Australian Financial Services Licence under Part 7.6 of the Corporations Act.

8.2 Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel's opinion as to whether the Proposed Merger is in the best interests of GPT unitholders and whether or not the increase in Lend Lease's relevant interest is fair and reasonable to non associated unitholders. Grant Samuel expressly disclaims any liability to any GPT unitholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose whatsoever.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

Grant Samuel has had no involvement in the preparation of the Explanatory Memorandum issued by GPT Management and has not verified or approved any of the contents of the Explanatory Memorandum. Grant Samuel does not accept any responsibility for the contents of the Explanatory Memorandum (except for this report).

Grant Samuel has had no involvement in any due diligence investigation in relation to the Explanatory Memorandum and does not accept any responsibility for the completeness or reliability of the process.

8.3 Independence

Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with GPT, GPT Management or Lend Lease that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Proposed Merger. Grant Samuel advises that in the previous five years Grant Samuel has undertaken the following roles under mandates from GPT Management and Lend Lease (and associated entities):

- in 2003, Grant Samuel commenced preparation for an independent advice to GPT in connection with a proposed acquisition with Lend Lease of the ComLand business. The transaction in the form proposed did not proceed and the assignment was not completed;
- Grant Samuel prepared an independent expert's report dated 23 October 2003 on the merits of Morgan Stanley or Principal Real Estate Investors (Australia) Limited, acting as responsible entity and manager of the Lend Lease US Office Trust;
- in 1999, Grant Samuel prepared an indicative valuation of Lend Lease Capital Services' 70% interest in the Port of Geelong Unit Trust as at 30 June 1999;

- in February 1999, Grant Samuel managed the sale of Lend Lease Employer Systems by selected tender;
- Grant Samuel Pty Limited, a related entity of Grant Samuel, provides services to existing or potential property tenants. From time to time these services may relate to properties owned by GPT or managed by Lend Lease; and
- the Grant Samuel group of companies is a tenant of Governor Macquarie Tower, 1 Farrer Place, Sydney which is 25% owned by GPT.

In addition, two of the Grant Samuel executives involved in the preparation of this report hold parcels of less than 1,000 shares in Lend Lease.

Grant Samuel commenced analysis for the purposes of this report in July 2004 prior to the announcement of the Proposed Merger. This work did not involve Grant Samuel participating in setting the terms of, or any negotiations leading to, the Proposed Merger.

Grant Samuel has no involvement with, or interest in the outcome of, the Proposed Merger, other than the preparation of this report.

Grant Samuel will receive a fixed fee of $1,000,000 for the preparation of this report. This fee is not contingent on the outcome of the Proposed Merger. Grant Samuel's out of pocket expenses in relation to the preparation of the report will be reimbursed. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by the ASIC (previously known as Australian Securities Commission) on 8 December 1993.

8.4 Declarations

GPT Management has agreed that they will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of the report. This indemnity will not apply in respect of the proportion of any liability found by a court to be primarily caused by any conduct involving negligence, wilful misconduct, reckless misbehaviour, fraud, breach of contract or misleading or deceptive conduct by Grant Samuel. GPT Management has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person. Grant Samuel shall bear the proportion of such costs caused by its action where Grant Samuel or its employees or officers are found to have been negligent or engaged in wilful misconduct, reckless misbehaviour or fraud or liable for breach of contract or misleading or deceptive conduct. Any claims by GPT Management are limited to an amount equal to three times the fee paid to Grant Samuel.

Advance drafts of this report were provided to GPT and its advisers. Certain changes were made to the drafting of the report as a result of its circulation. In particular, following the provision of the full final draft report dated 18 September 2004, a miscalculation in the value attributed to Bluewater was identified by Grant Samuel. This information resulted in a $130-140 million increase (or $0.33-$0.35 per share) in the value attributed to Lend Lease by Grant Samuel. There was no alteration to the methodology, evaluation or conclusions as a result of issuing the drafts.

8.5 Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the Explanatory Memorandum to be sent to unitholders of GPT. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

8.6 Other

The accompanying letter dated 8 October 2004 and the Appendix form part of this report.

Grant Samuel has prepared a Financial Services Guide as required by the Corporations Act. The Financial Services Guide is set out at the beginning of this report.

GRANT SAMUEL & ASSOCIATES PTY LIMITED
8 October 2004

Appendix 1

Market Evidence

1 Property Trusts

(i) Valuation Evidence from Transactions

There has been considerable transaction activity in the Australian listed property trust sector in recent years. These transactions provide some guidance as to the prices that potential acquirers of listed property trusts may be willing to pay. A selection of relevant transactions since 2000 is set out below:[1]

Property Trusts – Recent Transaction Evidence

Date	Target	Transaction	Consideration[2] ($ millions)	Premium to Net Assets (%)	Exit Yield (%)[3] Historical	Exit Yield (%)[3] Forecast
July 2004 (pending)	Principal America Office Trust	Takeover offer for 100% by Macquarie Office Trust	856.6	25.3%	8.6%	8.8%
July 2004	Prime Retail Group	Takeover offer for remaining 68.3% by Centro Properties Group	392.6	9.3%	10.2%	8.9%
Aug 2003	Australian Growth Properties Ltd	Takeover offer for remaining 49.9% by Trans Tasman Properties Ltd	256.4	(16.7%)	5.9%	na
Jul 2003	AMP Industrial Trust	Takeover offer for 87.8% by Macquarie Goodman Industrial Trust	449.9	22.8%	7.8%	7.9%
May 2003	Principal Office Fund	Takeover offer for 91.6% by Investa Property Trust	1,503.8	2.4%	6.8%	6.8%
May 2003	AMP Diversified Property Trust	Takeover offer for 82.7% by Stockland	1,647.9	26.1%	6.5%	6.6%
May 2003	AMP Shopping Centre Trust	Takeover offer for remaining 80.1% interest by Westfield Trust	1,459.5	28.6%[4]	6.2%	6.3%
Jul 2002	*Colonial First State Property Group*	*Acquisition by Commonwealth* Property Office Fund and Gandel Retail Trust	1,658.0	28.4%	6.8%	7.1%
Aug 2000	Macquarie Industrial Trust	Merger with Goodman Hardie Industrial Property Trust	291.3	9.9%	9.3%	9.5%
Jul 2000	BT Property Trust	Merger with BT Office Trust	500.7	(0.2%)	8.0%	8.2%
Jul 2000	Paladin Commercial Trust	Merger transaction with Commercial Investment Trust	508.1	6.3%	7.9%	8.0%
May 2000	Flinders Industrial Trust	Takeover offer for 100% by Stockland	288.6	12.1%	8.9%	9.0%

Source: IRESS, trust announcements, brokers' reports.

When considering the above transaction evidence it is important to have regard to the following:

- the listed property trust sector has undergone several waves of merger and acquisition activity as trusts have sought to achieve greater scale and enhanced earnings and distribution growth to satisfy investor expectations. During 2004 the sector has been rapidly consolidating with Westfield Group merger, the merger of the three Deutsche Bank listed property trusts, the Centro Properties/Prime Retail Group proposal and the Principal America Office Trust/Macquarie Office Trust takeover. In this context, bidders may have been paying a strategic premium to secure the target or to deny it to other competing trusts. Some of the target trusts had portfolios with particular strategic interest or scarcity value. For example, the AMP Shopping Centre Trust was widely regarded as a once off opportunity to secure a portfolio of key shopping centre trusts;

[1] The transaction evidence presented is for listed property trusts except for the acquisition of Australian Growth Properties Ltd by Trans Tasman Properties Ltd in which both the target and acquirer are companies.

[2] Implied value of 100% of entity acquired.

[3] Exit yield calculated as distribution per unit divided by consideration value per unit.

[4] AMP Shopping Centre Trust revalued its portfolio as at 30 June 2003 which led to an increase in NTA of 23 cents per unit. The NTA premium would have been 12.4% if based on this revised NTA.

- there have been a number of merger transactions involving the stapling of listed property trusts. The most recent and significant of which have been the Westfield Group merger and the merger of the three Deutsche Bank listed property trusts. These transactions are not meaningfully capable of traditional takeover analysis which focuses on assessing whether a bidder is paying a price that reflects the full underlying value of the target, including an appropriate share of synergies. These transactions have involved entities of broadly similar size with no change of control of any of the entities occurring. In addition, the value of synergies in the listed property trust sector have typically been modest and generally limited to reductions in management costs;

- premiums to net assets have generally been above 10%, particularly since 2002. The 2% premium for Principal Office Fund reflected a decline in the value of Investa scrip after the initial announcement. The 17% discount for Australian Growth Properties reflected its poor performance and low growth profile with its shares trading at a discount to NTA for a significant period; and

- the exit yields (based on forecast distributions) for the Principal America Office Trust and Prime Retail Group ("Prime") have been high, at close to 9%. In the case of Principal America Office Trust, although its underlying portfolio of US office assets has performed well compared to the US office market, its performance has been adversely impacted by its hedge book and low growth profile relative to Australian listed property trusts. In the case of Prime, the high exit yield is likely to reflect the fact that Centro Properties Group already held a controlling stake in Prime prior to the transaction and manages Prime.

Having regard to these comments, the transaction evidence indicates that transactions, particularly since 2002, involving listed property trusts have generally occurred at:

- 2-28% premium to NTA but have generally been well above 10%; and

- 6.5-9.0% exit yield based on forecast distributions.

A brief outline of each of these transactions is set out below.

Acquisition of Principal America Office Trust by Macquarie Office Trust

On 19 July 2004, Macquarie Office Trust ("MOT") announced that it was in discussions with Principal America Office Trust ("Principal America") and on 28 July 2004, it announced a recommended takeover bid for Principal America. The consideration offered was 1.06 MOT units and $0.10 cash for each unit of Principal America. Based on the closing price of MOT units the day prior to announcement, this valued the offer at $1.37 per unit. The offer is currently scheduled to close on 28 September 2004, subject to any extensions.

MOT has a property portfolio valued at $1.8 billion consisting of 25 office property investments in Australia and the United States. Principal America's property portfolio is valued at $1.3 billion and consists of interests in 11 office towers in the United States. The acquisition allows MOT to further expand its portfolio into the United States.

Acquisition of Prime Retail Group by Centro Properties Group

On 27 July 2004, Centro Properties Group ("Centro") and Prime announced a proposal to merge via a scheme of arrangement. The consideration offered was one Centro security for every five Prime securities. Based on the closing price of Centro securities prior to the announcement, the offer is valued at $0.84 per security of Prime. The scheme was approved by unitholders on 17 September 2004.

Centro has a property portfolio valued at approximately $2.4 billion with interests in 30 shopping centres in Australia. Centro also has over $6 billion in retail property assets under management. Prime has property assets valued at over $450 million with investments in 18 shopping centres in Australia and a 48.5% interest in 14 shopping centres in California, USA. Centro had a 31.7% direct interest in Prime and is its responsible entity. The merger is expected to give Centro a stronger capital base with greater financing flexibility to pursue growth opportunities.

Acquisition of Australian Growth Properties Ltd by Trans Tasman Properties Limited

On 22 August 2003, Trans Tasman Properties Ltd ("Trans Tasman") announced a takeover offer to acquire the 49.9% of Australian Growth Properties Ltd ("AGP") that it did not already own. The consideration offered was $0.85 cash per share.

Trans Tasman is an investor and developer of commercial property in New Zealand and Australia with property assets valued at over $300 million. AGP is an Australian property development and investment company. AGP's property portfolio was valued at $65 million and consisted of 601 Bourke Street in Melbourne, 65 York Street in Sydney and a small retail/office property in suburban Sydney. The offer was an opportunity for AGP shareholders to sell their shares whilst AGP undertook a strategy review.

Acquisition of AMP Industrial Trust by Macquarie Goodman Industrial Trust

On 10 July 2003, Macquarie Goodman Industrial Trust ("MGI") announced a recommended takeover bid for AMP Industrial Trust ("AIP") for the 87.8% of AIP it did not already own. The consideration offered was 0.811 MGI units plus five cents cash per AIP unit. Based on the closing price of MGI units the day prior to announcement, this valued the offer at $1.27 per unit. MGI separately acquired the management rights for the trust for $17.5 million.

MGI is the largest Australian listed industrial property trust by market capitalisation with a portfolio valued at approximately $2.7 billion. AIP's asset portfolio as at 30 June 2003 was valued at $544.3 million and comprised 27 industrial properties primarily in NSW and Victoria. The acquisition provided MGI with the ability to substantially grow its industrial asset portfolio.

Acquisition of Principal Office Fund by Investa Property Trust

On 26 May 2003, Investa Property Group ("Investa") announced a takeover offer to acquire the 91.6% units in Principal Office Fund ("Principal") that it did not already own. The consideration offered was 0.58 Investa stapled securities plus $0.405 cash per Principal unit. Principal's responsible entity rejected Investa's offer on the basis that it undervalued Principal and made an alternative, albeit highly complex, proposal to unitholders. Investa revised its original offer to 0.58 stapled securities plus $0.48 cash per unit in August 2003. Based on Investa's closing unit price the day prior to the final offer announcement, the offer was valued at $1.61 per unit. This value has been used to analyse the transaction resulting in a premium to net assets of 2.4%. However, it should be noted that the value of the Investa offer decreased during the offer period as a result of a decline in Investa's unit price, resulting in a low premium. Based on the Investa unit price at the time of its initial offer, the successful offer would have represented a premium of 10.9% to net assets.

Investa's portfolio includes a range of commercial office properties Australia-wide with a value of $1.8 billion. As at 30 June 2003 Principal's portfolio was valued at $1.8 billion and comprised 15 commercial office properties in central business districts areas predominantly in New South Wales and Victoria. The acquisition provided Investa with an opportunity to substantially increase the scale of its portfolio, creating Australia's fifth largest listed property trust with an office-focused portfolio.

Acquisition of AMP Diversified Property Trust by Stockland

On 28 May 2003, Stockland announced a recommended unconditional offer for the units in AMP Diversified Property Trust ("ADP") it did not already own. The consideration offered was 0.53 Stockland stapled securities plus $0.42 cash for each ADP unit. Prior to the announcement, Stockland held 17.3% of units in ADP and an option to acquire an additional 2.65% on equal terms to its offer.

ADP's property portfolio comprised 15 retail, 11 office and eight industrial properties across Australia and New Zealand with a total value of $1.85 billion and was a strong strategic fit for Stockland's existing portfolio. In particular, ADP's retail assets (comprising 49% of portfolio value) complemented Stockland's focus on sub-regional shopping centres. In addition, ADP was an externally managed trust providing opportunities for Stockland to capture value leakage under its own internally managed structure. Stockland separately acquired management rights to the ADP for $14.3 million as well as entering into a joint management arrangement in relation to ADP's three New Zealand shopping centres.

Acquisition of AMP Shopping Centre Trust by Westfield Trust

On 20 May 2003, Westfield Trust ("Westfield") made an all-cash takeover offer of $1.80 per unit for the 80% of units in AMP Shopping Centre Trust ("ART") that is did not already own. At the time of the offer ART was subject to an alternative takeover offer from Centro which also held a 19.9% interest. Centro accepted Westfield's offer in June 2003.

Westfield's portfolio comprised 42 shopping centres in Australia and New Zealand incorporating over 7,700 retail outlets. ART's portfolio comprised 9 retail properties across Australia valued at $1.8 billion and provided a strong strategic fit for Westfield's existing portfolio. In addition, Westfield viewed that it could increase the yield on the ART portfolio by the end of 2004 through scale benefits and tighter management.

Acquisition of Colonial First State Property Trust by Gandel Retail Trust/Commonwealth Property Office Fund

On 30 July 2002, Colonial First State Property Limited and Gandel Management Limited announced a proposal to merge Colonial First State Property Trust ("CFT") with the Gandel Retail Trust ("Gandel") and the Commonwealth Office Property Fund ("COP"). The proposal involved COP acquiring three of the trusts underlying CFT containing CFT's office, industrial and high-tech industrial properties, with a total value circa $1.2 billion. Gandel acquired the fourth trust comprising 8 sub-regional shopping centres and one mixed-use property with a total value of $647 million. This produced two larger sector-focused trusts with improved geographic diversification. The consideration for CFT unitholders comprised 1.19 COP units and 0.65 Gandel units per CFT unit. CFT unitholders were also given the alternative to receive cash, via a bookbuild process, in lieu of units in Gandel and COP. Approval of unitholders in all three trusts was required to progress the merger.

In late August 2002, Mirvac Group ("Mirvac") announced a competing bid for CFT. Following a series of counter-bids by both Mirvac and COP/Gandel, the COP/Gandel offer was revised to include a cash component of $0.285 per unit in addition to the original scrip offer. Based on closing unit prices the day prior to the announcement of the revised offer, the offer was valued at $2.45. The revised COP/Gandel proposal was approved by unitholders on 30 September 2002 and CFT was delisted on 8 October 2002.

Macquarie Industrial Trust merger with Goodman Hardie Industrial Trust

On 15 August 2000, Macquarie Industrial Trust ("MIP") and Goodman Hardie Industrial Trust ("GHP") announced an agreement to merge the two trusts. The merged entity would be the largest listed industrial property trust in Australia. Separately, Macquarie Bank Limited and Triden Corporation (the parent company of GHP's responsible entity) agreed to merge the two trust management teams.

The offer consideration was 0.81 GHP unit per MIP unit. Based on the closing price the day prior to announcement this equated to $1.04 per MIP unit. The merger was expected to deliver a re-rating of the combined entity plus benefits from the combination of the two management teams, increased scale and diversification of the asset and tenant base.

Merger of BT Property Trust and BT Office Trust

On 6 July 2000, BT Property Trust ("BTP") and BT Office Trust ("BTO") announced a proposal to merge the two trusts. BTP unitholders were offered 1.33 new BTO units for each BTP unit, equivalent to $1.86 per unit based on the closing price of BTO the day prior to announcement. Unitholders were also provided with a sale mechanism providing a cash exit option at $1.89 per unit for the first 2,500 units held by unitholders with the remainder sold via a bookbuild process. The bookbuild yielded a price of $1.41 per unit and represented less than 0.5% of units in the merged entity. Grant Samuel has analysed the transaction on the basis of full scrip offer.

BTO's portfolio comprised primarily premium and A-grade office properties valued at $1.2 billion as at 30 June 2000. BTP's portfolio comprised 13 properties consisting primarily of office (60% of value) and retail (39% of value) valued at $680.2 million. The merger was approved by unitholders on 1 September 2000. The lack of premium to net assets reflects the fact that transaction was a true merger in nature.

Merger of Paladin Commercial Trust and Commercial Investment Trust

On 13 July 2000, Paladin Australia Limited ("Paladin") and Deutsche Asset Management (Australia) Limited ("Deutsche"), as responsible entities for Paladin Commercial Trust ("PCT") and Commercial Investment Trust ("CIT"), respectively, announced an agreement to merge the two trusts. In parallel, Deutsche acquired the parent company of Paladin to form a combined management entity. The primary aim of the merger was to strengthen CIT's position as the largest listed commercial property trust in Australia and to provide additional geographic and tenant diversification to the portfolio. PCT held interests in four commercial properties and one retail property in Sydney, Melbourne and Canberra with a total value of $689 million. CIT's portfolio included six, primarily A-grade, commercial properties located in New South Wales with a total value of approximately $1.15 billion.

The consideration offered comprised 0.9375 CIT units per PCT unit. Unitholders were also provided with an alternative to sell a fixed number of units at $1.28 per unit, with a non-underwritten bookbuild for the remainder. Grant Samuel has analysed the transaction on the basis of the scrip offer which valued the consideration at $1.22 per unit based on the closing price of CIT units the day prior to the announcement.

Acquisition of Flinders Industrial Property Trust by Stockland

On 10 May 2000 Stockland announced its intention to make a conditional takeover offer for Flinders Industrial Property Trust ("Flinders"). Unitholders in Flinders were offered 0.36 Stockland stapled securities or alternatively 0.20 stapled securities plus $0.50 cash for each Flinders unit. Based on closing prices the day prior to announcement this valued the Stockland offers at $1.26 and $1.20, respectively. Grant Samuel has reviewed the transaction on the basis of the all-scrip offer. Unitholders were also entitled to the half-yearly distribution of 5.6 cents per unit.

Flinders' portfolio comprised industrial estate properties primarily located in New South Wales and South Australia valued at $369 million as at 30 June 2000. The acquisition was expected to result in synergies for Stockland's internalised trust management while strengthening Stockland's relatively small exposure to the industrial sector.

At the time of the announcement, Flinders was subject to a recommended scrip merger offer by Goodman Hardie Industrial Property Trust ("Goodman"). Following the Stockland offer the Flinders management retracted their recommendation for the Goodman offer. Following an extension period, Goodman indicated that it did not intend to revise its offer and sold its holding on market in late June 2000.

(ii) Valuation Evidence from Sharemarket Prices

Set out below are the sharemarket ratings of listed Australian property trusts. The trusts have been categorised into five groups:

- stapled trusts;
- trusts focused on retail properties;
- trusts focused on commercial office properties;
- trusts focused on industrial properties; and
- diversified trusts.

Sharemarket Ratings of Selected Comparable Listed Property Trusts

Stapled Security/Trust	Market Capitalisation (A$ millions)	Property Investment[5] (%)	Gearing[6] (%)	Premium to reported NTA (%)	Distribution Yield[7] (%) Year end 30 June 2004 historical	Distribution Yield[7] (%) Year end 30 June 2005 forecast	Forecast Distribution Growth Per Annum (2005-2007) (%)
Stapled Securities							
Westfield Group	25,902	90.3	40.9	71.7	na	6.7	6.3
Stockland	7,508	66.5	23.6	53.2	6.4	6.6	3.8
Mirvac Group	3,254	42.1	38.4	44.8	7.1	7.5	4.1
Investa Property Group	2,929	50.6	37.2	14.3	8.1	8.2	-
Centro Properties Group	2,758	83.1	32.2	38.1	7.2	7.6	3.8
Multiplex Group	2,080	40.9	25.8	35.4	7.4	8.0	11.6
Australand Property Group	1,552	25.0	36.4	35.3	7.1	8.8	0.3
Ronin Property Group	1,217	100.0	31.9	7.9	8.0	8.0	-
James Fielding Group	435	77.2	28.5	27.9	7.9	8.1	2.6
Valad Property Group	301	84.0	29.2	26.0	9.1	9.2	1.8
Simple average		*66.0*	*32.4*	*35.5*	*7.6*	*7.9*	*3.4*
Weighted average		*76.3*	*36.1*	*56.5*	*7.1*	*7.1*	*5.0*
Listed Property Trusts							
Commonwealth Office Property Fund	1,772	100.0	33.0	7.1	7.9	8.0	1.0
Macquarie Office Trust	1,252	100.0	36.6	4.9	8.5	8.6	1.4
ING Office Trust	1,228	100.0	28.5	12.7	8.0	8.2	-
Macquarie Goodman Industrial Trust	3,261	100.0	35.0	33.0	7.2	7.4	2.9
ING Industrial Fund	1,425	100.0	25.9	20.1	7.2	7.3	1.7
CFS Gandel Retail Trust	2,860	100.0	26.5	11.4	6.6	6.8	3.5
Macquarie Country Wide Trust	1,264	100.0	21.4	23.0	7.2	7.5	3.6
Simple average			*29.6*	*16.0*	*7.5*	*7.7*	*2.0*
Weighted average			*30.1*	*17.7*	*7.3*	*7.5*	*2.3*

Source: IRESS, trust announcements, brokers' reports

The multiples are based on sharemarket prices as at 17 September 2004. All trusts have a 30 June year end except for Australand Property Group which has a 31 December year end. When considering the sharemarket evidence it is important to have regard to the following:

- the reported net assets of listed property trusts are likely to be underestimated to the extent that individual properties may not all have been valued as at 30 June 2004 (31 December 2003 for Australand Property Group), assuming properties are growing in value. Listed property trusts tend to revalue properties on a rolling basis and at any point in time carrying values of a substantial number of properties may be 1 to 2 years old. In addition, some trusts such as Stockland also have substantial land banks (held for development) which are usually valued at historical cost rather than current market value. Accordingly, reported net assets tends to lag the "current" net assets and the underlying premium is therefore less than the apparent premium to net assets set out in the table;

- stapled trusts trade at the largest premiums to net assets with an average of 35% but Westfield Group, Stockland and Mirvac Group trade at significantly higher premiums. The premiums for these entities primarily reflects the fact that in addition to holding investment properties, these entities generally have operating businesses such as property development, construction, property syndication or property funds management;

- property trusts that are simply pure property investment vehicles, such as the retail, office and industrial property trust sub sectors, trade at much lower premiums. The office trust sub sector trades at a minimal premium reflecting the weak underlying performance of the sub sector over the last few years. In addition, a number of these retail, office and industrial property trusts are externally managed in contrast to stapled trusts which are all internally managed. This also explains in part the lower premiums relative to stapled trusts;

5 Property investment as a percentage of earnings before interest, tax and unallocated expenses. Investa calculated post-tax.

6 Gearing calculated as total borrowings divided by total tangible assets.

7 Distribution yield calculated as distribution per unit divided by security price.

- the trading multiples are likely to reflect to some extent general market speculation regarding transactions in the property trust sector as a result of the rapid consolidation in the sector during 2004. Yields have fallen considerably over the last couple of months;
- listed property trusts are largely yield driven as the sector is generally seen by investors as an alternative to fixed income securities (albeit with more risk). Daily trading in listed property trust securities is less driven by the relationship to net assets, albeit it is a relevant factor. Accordingly, prices tend to reflect and move in line with interest rate cycles; and
- differences in yield between listed property trusts will reflect a range of factors including the quality of the underlying assets, size and scale of the trust and growth expectations. Westfield Group, Stockland, Mirvac and Multiplex are highly rated. Westfield Group through each of its predecessors, Westfield Holdings Limited, Westfield Trust and Westfield America Trust, has delivered significant growth in earnings and distributions through acquisitions and superior returns over many years. Whilst Multiplex has significant construction and development activities (approximately 60% of operating income) that are more volatile than property investment income, its security price has improved significantly over the last three months reflecting, in part, the fact that it met its prospectus forecasts with its maiden profit as a listed group.

2 Construction and Development

(i) Valuation Evidence from Transactions

There have been a number of recent transactions in the development and construction sector. While none of these transactions are directly comparable to Lend Lease and its construction and development activities, they do provide some guidance as to the prices that potential acquirers may be willing to pay. A selection of relevant transactions since July 1999 is set out below:

Construction and Development – Recent Transaction Evidence

Date	Target	Transaction	Consideration[8] ($millions)	EBITDA Multiple[9]		EBITA Multiple[10]		NTA Multiple[11]	
				historical	forecast	historical	forecast	geared	ungeared
Australia									
Oct-03	Abigroup Ltd	Acquisition by Bilfinger Berger AG		4.0	3.3	7.5	5.3	1.5	0.7
Apr-01	Delfin Limited	Acquisition by Lend Lease		9.0	na	9.5	na	1.8	1.5
United Kingdom									
Sep-03	Wilson Connolly Holdings plc	Acquisition by Taylor Woodrow plc		8.9	8.0	9.8	8.0	1.3	1.2
Aug-01	McAlpine Homes Holdings Ltd	Acquisition by George Wimpey plc		9.0	7.2	9.2	7.2	0.9	0.9
Jan-01	Bryant Group plc	Acquisition by Taylor Woodrow plc		6.2	5.8	6.4	5.9	1.5	1.5
Aug-00	Morrison plc	Acquisition by AWG plc		9.5	7.5	10.9	8.3	3.1	2.3
Oct-99	Bovis Group plc	Acquisition by Lend Lease		na	na	7.8[12]	na	5.7	nc
United States									
Jan-02	Crossmann Communities Inc	Acquisition by Beazer Homes USA Inc		6.4	na	6.5	na	2.0	1.7
Aug-99	Turner Corp	Acquisition by Hochtief AG		nmf[13]	na	nmf	na	3.0	nc

8 Implied value if 100% of company or business had been acquired.

9 Represents gross consideration divided by EBITDA. EBITDA is earnings before interest, tax, depreciation and goodwill amortisation.

10 Represents gross consideration divided by EBITA. EBITA is earnings before interest, tax and goodwill amortisation.

11 Represents gross consideration divided by net tangible assets.

12 EBIT multiple is an estimate only. EBIT has been estimated based on publicised profit before tax adjusted for estimated interest revenue on the cash balances of £120 million (£90million assumed by Lend Lease and £30 million paid out to P&O).

13 nmf = not meaningful

In analysing the transaction evidence, it is important to have regard to the following:

- the most relevant transactions are those involving Lend Lease:
  - in October 1999, Lend Lease acquired Bovis Group plc ("Bovis") from The Peninsular and Oriental Steam Navigation Company ("P&O"). While a useful benchmark for estimating the value of Bovis Lend Lease, it needs to be recognised that:
    - the transaction occurred almost 5 years ago when market conditions, particularly in the UK, were significantly different; and
    - Bovis Lend Lease has grown considerably in the last five years. The operation now includes a significant Australasian operation and in the UK, the business is now significantly larger; and
  - in April 2001, Bovis Lend Lease announced that it had agreed to acquire Delfin Limited. Since its acquisition, Delfin Lend Lease has grown considerably. It is today the leading urban communities development company in Australia with profit before tax having more than trebled since acquisition. On the other hand, market conditions are different today with residential demand slowing.
- the acquisition of Turner Corp by Hochtief does not provide a meaningful valuation benchmark. Turner Corp had significant cash on its balance sheet, the majority of which related to future construction commitments (construction businesses typically operate with negative working capital). If adjusted, the multiple of historical EBITA would have been more than 5 times; and
- the acquisition of Abigroup by Bilfinger Berger was completed at a relatively low multiple. The low multiple is likely to reflect the impact of Abigroup's loss making asset management operations.

Having regard to these comments and excluding the acquisitions of Turner Corp and Abigroup, the transaction evidence indicates that transactions generally occurred at:

- 6.2-9.5 times historical EBITDA and 5.8-8.0 times forecast EBITDA; and
- 6.4-10.9 times historical EBITA and 5.9-8.3 times forecast EBITA.

A brief outline of each of the transactions is set out below:

Acquisition of Abigroup Ltd by Bilfinger Berger AG

On 23 October 2003, Bilfinger Berger AG ("Bilfinger Berger") announced a recommended takeover offer for Abigroup Ltd ("Abigroup"). The consideration offered was $3.90 cash per share. If the offer became unconditional, Abigroup shareholders would also receive a fully-franked special dividend of $0.10 per share from Abigroup.

Abigroup was an Australian construction, asset maintenance and infrastructure development company. Abigroup also held an 8% interest in the Hills Motorway Group and operated the loss making Super Dome arena in Sydney. The acquisition was part of Bilfinger Berger's strategy of expanding its construction activities outside its home market of Germany and expanded the company's existing Australian operations, especially in transport infrastructure.

Acquisition of Delfin Ltd by Lend Lease

On 30 April 2001, Lend Lease announced it would acquire Delfin Limited ("Delfin") through a scheme of arrangement. The consideration offered was $7.75 cash per share.

Delfin specialised in the development of large-scale urban Australian communities and generating revenue from land sales, project management and property management. At the time of the transaction, the Australian residential property markets were entering a strong period of growth, particularly in South East Queensland where Delfin's projects were largely concentrated.

Acquisition of Wilson Connolly Holdings plc by Taylor Woodrow plc

On 1 September 2003, Taylor Woodrow plc ("Taylor Woodrow") announced a recommended offer for Wilson Connolly Holdings plc ("Wilson Connolly"). The consideration offered was £2.00 cash and 0.132 shares in Taylor Woodrow for each share in Wilson Connolly. Based on the closing price of Taylor Woodrow the day prior to announcement, the offer was valued at £2.30 per share.

Wilson Connolly was one of the UK's major residential home builders and land developers with operations across England, Wales and Scotland. Taylor Woodrow is an international housing and property development company. The purchase of Wilson Connolly was part of Taylor Woodrow's strategy to gain market share through acquisitions in the UK homebuilding market. The acquisition was expected to result in pre-tax cost savings of £25 million per annum.

Acquisition of McAlpine Homes Holdings Ltd by George Wimpey plc

On 14 August 2001, George Wimpey plc ("George Wimpey") announced it would acquire McAlpine Homes Holdings Ltd ("McAlpine Homes") from Alfred McAlpine plc. The consideration offered was £461 million in cash.

McAlpine Homes was a national homebuilder in the UK operating through 10 regionally based businesses. George Wimpey is one of the UK's largest homebuilders, completing over 14,500 homes each year. The acquisition expanded George Wimpey's share of the upscale housing market and improved the company's landbank. The resulting integration was expected to yield cost savings of £18 million per annum.

Acquisition of Bryant Group plc by Taylor Woodrow plc

On 22 January 2001, Taylor Woodrow announced a recommended offer for Bryant Group plc ("Bryant"). The consideration offered was £0.80 cash and 0.72 shares of Taylor Woodrow for each share of Bryant. Based on the closing price of Taylor Woodrow the day prior to announcement, the offer was valued at £2.074 per share.

Bryant developed and built houses, estates, offices and retail centres. Bryant focused on the higher end of the market, specialising in larger, low-rise housing. The acquisition created the fifth largest UK house-building business with around 6,000 unit completions a year. The acquisition was expected to generate cost savings in the range of £10-15 million per annum.

Acquisition of Morrison plc by AWG plc

On 24 August 2000, AWG plc ("AWG") announced it would acquire Morrison plc ("Morrison"). The consideration offered was £3.85 cash per share.

Morrison operated a construction and development company in the UK and internationally. In addition to construction and development, Morrison provided repair, maintenance, facilities management and outsourcing services to a wide range of industries. AWG was seeking to leverage Morrison's exposure to water infrastructure projects to build its own water services and infrastructure management operations.

Acquisition of Bovis Group plc by Lend Lease

On 4 October 1999, Lend Lease announced it would acquire Bovis from P&O. The consideration offered was £285 million in cash. The consideration included the assumption of £90 million of cash, £45 million of which was considered excess by market analysts.

Bovis was a construction and project management company with operations in 38 countries. Bovis was acting as project manger on a number of Lend Lease developments when it was acquired. The acquisition was consistent with Lend Lease's strategy of overseas expansion by extending the company's real estate project management, design and construction capabilities globally, particularly in Europe and the US.

Acquisition of Crossmann Communities Inc. by Beazer Homes USA Inc.

On 30 January 2002, Beazer Homes USA Inc. ("Beazer") announced it would acquire Crossmann Communities Inc. ("Crossmann"). The consideration offered was US$17.60 cash and 0.3498 shares of Beazer for each share of Crossmann. Based on the closing price of Beazer the day prior to announcement, the offer was valued at US$46.11 per share.

Crossmann was a homebuilder in the mid-west United States building homes in Indiana, Ohio, Kentucky, Tennessee, North Carolina and South Carolina. Beazer Homes USA is a national homebuilder with operations across over 40 markets in the US. Beazer also provides mortgage origination and title services to its homebuyers. Crossmann was considered a complementary acquisition for Beazer.

Acquisition of Turner Corp by Hochtief AG

On 16 August 1999, Hochtief announced it would acquire Turner Corp. ("Turner"). The consideration offered was US$28.625 cash per share. Turner had significant cash on its balance sheet. The equity value implied by the consideration was lower than the cash on the balance sheet.

Turner Corp. was involved in general building construction, construction management and real estate investment in the United States and abroad. Turner focused on planning and building complex projects, both as general contractor and as construction manager. With work completed in 1998 valued at US$4.1 billion, Turner was the second largest company in the US general building market. The acquisition was part of Hochtief's strategy to expand overseas to offset weak growth in the construction industry in Hochtief's home market of Germany.

(ii) Valuation Evidence from Sharemarket Prices

Australian

There are a number of listed Australian construction and development companies. Most of these companies have operations only in Australia with only Multiplex Group with meaningful overseas operations. A number of these companies have significant property investment activities including Mirvac Group, Australand Property Group and Multiplex Group.

While the operations of Australian listed construction and development companies are not directly comparable to Lend Lease, they provide some support for the multiples implied by the valuation of Lend Lease:

Sharemarket Ratings of Selected Australian Listed Development and Construction Companies

	Market Capitalisation ($ millions)	EBITDA Multiple[14]		EBITA Multiple[15]		PE Multiple[16]		NTA Multiple[17]	
		2004	2005	2004	2005	2004	2005	geared	ungeared[18]
Stockland	7,508.0	16.7	14.6	16.9	14.8	16.2	15.1	1.6	1.4
Mirvac Group	3,240.3	11.6	12.1	11.8	12.3	12.8	11.8	1.5	1.3
Leighton Holdings Limited	2,697.1	3.9	3.5	8.5	7.2	14.1	14.0	3.3	6.6
Multiplex Group	2,079.5	nmf	9.4	nmf	9.4	nmf	10.7	1.4	1.2
Australand Property Group	1,557.4	13.4	12.2	13.6	12.4	14.4	10.8	1.4	1.2
FKP Limited	445.9	9.0	7.2	9.2	7.4	12.1	10.3	1.9	1.4
AV Jennings Limited	402.5	5.0	na	5.2	na	5.9	na	1.5	1.4
Peet & Company	289.8	8.2	7.7	8.2	7.7	10.1	9.3	8.7	3.7
Central Equity Limited	174.1	5.1	na	5.3	na	5.2	na	0.8	0.9
Devine Limited	91.1	6.6	na	6.8	na	5.8	na	1.1	1.0
Simple Average		*8.8*	*9.8*	*9.5*	*12.0*	*10.7*	*12.1*	*2.3*	*2.0*
Weighted Average[19]		*11.1*	*11.4*	*11.9*	*15.4*	*12.8*	*13.2*	*1.9*	*2.1*

In analysing the table the following factors should be taken into account:

- the multiples in the table are based on share market prices as at 17 September 2004 and do not reflect a premium for control;
- all companies have a 30 June year end except for Australand Property Group ("Australand") which has a 31 December year end and AV Jennings Limited ("AV Jennings") which has a 31 March year end;
- Stockland is a property investment and development group with interests in retail, commercial, industrial and residential property. Stockland has property assets in Australia and New Zealand with a value of over $5.7 billion. Property management generated more than 65% of operating profit in 2004. Stockland has one of the largest urban communities businesses in Australian and also manages and operates hotels through its own brand 'Saville';
- Mirvac Group ("Mirvac") is a diversified property group with property investment and management, property development and hotel management activities. Property development accounted for approximately 55% of EBIT in 2004. The group's investment property portfolio is spread across Australia. Mirvac owns and manages property assets valued at more than $2 billion. Mirvac Hotels and Resorts has more than 2,500 rooms under management in Australia and New Zealand;
- Leighton Holdings Limited ("Leighton") provides a range of project development and contracting services including engineering (34% of 2004 revenue), construction (24%), contract mining (25%), environmental services, operation and maintenance and facilities management. Its contract mining operations are relatively highly capital intensive. Listed global construction company, Hochtief AG owns 51% of Leighton;
- Multiplex Group ("Multiplex") is a diversified property business with operations in construction, development, facilities management and asset management and ownership. The group was listed in 2004 with an associated stapling of a property trust with assets of $1.5 billion (after completion of construction of certain buildings). Construction, property development and other active businesses are the main contributors to earnings accounting for approximately 60%. The group has a presence in Australia, New Zealand, the UK and Dubai extending across a broad range of sectors;

14 Represents the gross capitalisation (that is, the sum of the market capitalisation adjusted for minorities, plus borrowings less cash as at the latest balance date) divided by EBITDA.

15 Represents gross capitalization dividend by EBITA.

16 Represents gross capitalisation divided by net earnings.

17 Represents market capitalisation divided by net tangible assets.

18 Represents gross capitalization divided by net tangible assets plus borrowings less cash as at the latest balance date.

19 Weighted by market capitalization.

- Australand Property Group ("Australand") is a diversified property group involved in residential land, housing and apartment development as well as the provision of commercial and industrial facilities. Australand was formed in November 2003 through the stapling of units in Australand Property Trust to the ordinary shares in Australand Holdings Limited to form Australand Property Group stapled securities. The group owns income producing properties with an aggregate value of approximately $600 million;

- FKP Limited ("FKP") is a Queensland-based property development company and is the largest owner / operator of retirement villages in Australia. FKP's operations involve a wide range of property related activities including construction, low, medium and high density residential developments, commercial and retail projects, master planned residential communities, funds management and the ownership and management of retirement villages. Land subdivision was the largest contributor to operating profit in 2004;

- AV Jennings Limited ("AV Jennings") is a residential property development company that is focused on low rise residential housing construction and land development selling around 3,200 dwelling products per annum. AV Jennings has 50 development sites in four states;

- Peet & Company ("Peet") is primarily involved in the development of broadacre residential land estates but also undertakes medium density residential and retail development. Land development accounted for 72% of operating profit in 2004. The company has 38 projects across Western Australia, Victoria, Queensland and New South Wales;

- Central Equity Limited ("Central Equity") is focused on the development and management of medium and high density residential accommodation in Melbourne. The company is involved in all stages of property development from project financing and supervision of construction to the marketing, management, leasing & resale of properties; and

- Devine Limited ("Devine") is involved in residential and civil property development, residential construction, real estate marketing and property management. Devine became one of Australia's largest residential developers, with the acquisition of Pioneer Homes in 1997. Housing accounted for the majority of operating profit in 2004. The company offers housing products in Queensland, Victoria and South Australia and is also active in the high rise residential market in both Brisbane and Melbourne.

The above analysis indicates that Australian companies with significant construction and development activities are trading on 2005 forecast multiples in the range of:

- 3.5-14.6 times EBITDA;

- 7.2-14.8 times EBITA; and

- 0.8-8.7 times NTA.

The EBITDA multiple range is wide. The lowest multiple relates to Leighton which has significant depreciation associated with its contract mining operations. The highest EBITDA and EBITA multiples relate to Stockland, Mirvac Group and Australand Group, all of which have significant property investments. The NTA multiples are high for each of Peet & Co. (8.7 times) reflecting its low capital intensity land development model and Leighton (3.3 times) which partly reflects its ungeared balance sheet.

International

A number of international companies with activities broadly comparable to Lend Lease's construction and development operations have been identified. Lend lease has global operations. International multiples therefore provide some useful guidance. However caution must be exercised in comparing international multiples as they will reflect differing regulatory regimes and economic and market conditions. Notwithstanding, a review of these companies does provide some useful guidance on the value of Lend Lease and its construction and development business:

Sharemarket Ratings of Selected Listed International Development and Construction Companies

	Market Capitalisation ($ millions)	EBITDA Multiple		EBITA Multiple		PE Multiple		NTA Multiple
		2004	2005	2004	2005	2004	2005	
Europe								
Grupo Ferrovial SA	€5,201	8.6	6.9	10.6	8.7	15.7	13.3	13.7
Skanska AB	SEK31,182	4.6	5.7	5.9	7.3	9.5	11.0	3.3
Taylor Woodrow plc	£1,719	6.5	5.1	6.7	5.2	7.4	6.0	1.4
Balfour Beatty plc	£1,388	5.1	4.6	6.5	5.7	13.6	12.4	9.9
AMEC plc	£984	6.9	6.7	9.2	8.9	12.5	15.2	nc
Hochtief AG	€1,267	2.1	2.3	4.6	5.8	24.6	31.2	1.0
Bilfinger Berger AG	€1,042	3.8	3.7	6.3	6.2	8.8	15.0	1.3
Carillion plc	£444	5.5	4.8	7.1	6.0	12.4	11.4	2.7
John Laing plc	£400	14.6	19.9	15.7	20.9	45.7	29.3	3.6
Alfred McAlpine plc	£263	4.4	4.0	5.2	4.6	9.2	7.0	1.5
Simple Average		*6.2*	*6.4*	*7.8*	*7.9*	*15.9*	*15.2*	*4.3*
Weighted Average		*6.3*	*5.9*	*7.9*	*7.5*	*13.9*	*13.6*	*6.6*
United States								
Centex Corp	US$6,811	14.2	12.2	15.4	13.3	8.7	7.5	2.1
Fluor Corp	US$3,865	10.1	9.4	13.2	12.3	21.2	20.3	3.2
Jacobs Engineering Group	US$2,268	8.8	8.7	10.4	10.2	17.5	17.3	3.7
Granite Construction Inc	US$959	5.7	6.0	9.2	10.5	15.8	19.2	2.0
Simple Average		*9.7*	*9.1*	*12.1*	*11.6*	*15.8*	*16.1*	*2.8*
Weighted Average		*11.6*	*10.4*	*13.6*	*12.3*	*14.1*	*13.4*	*2.7*

In analysing the table the following factors should be taken into account:

- the multiples in the table are based on share market prices as at 17 September 2004 and do not reflect a premium for control;
- all companies have a 31 December year end except for Centex Corp ("Centex") which has a 31 March year end and Jacobs Engineering Group ("JEG") which has a 30 September year end;
- Grupo Ferrovial SA ("Ferrovial") has four key operating areas: infrastructure development, construction, property development and facilities management. Infrastructure development and ownership accounted for approximately 40% of operating profit with construction accounting for 27% and development 21%. Its operations are focused in Spain and Europe;
- Skanska AB ("Skanska") is Scandinavia's largest construction and property development group with operations in Europe, North and South America and Asia. The group provides construction services, facilities management and other property related services as well as undertaking development. Property development accounted for more than 50% of operating profit in 2003;
- Taylor Woodrow is an international housing and development company. Taylor Woodrow also has commercial property development activities in the UK and undertakes private finance initiative ("PFI") projects mainly in healthcare, facilities management and specialist engineering consultancy;
- Balfour Beatty plc ("Balfour Beatty") is engaged in engineering, construction, and building management services, primarily in Europe and North America. The company serves the international markets for rail, road and utility systems, buildings and complex structures. Balfour Beatty also invests in a number of privately funded infrastructure projects and developments. Building development and services accounted for 28% of operating profit in 2003. Investment and development activities generated 34% of operating profit in 2003;
- AMEC plc ("AMEC") is a diversified international project management and services company involved in engineering, construction, property investment and development activities. Its operations are primarily focused on the UK market. AMEC generates more than 50% of its earnings from maintenance services, facilities management and other consulting services. Construction contributes approximately one third of operating profit. AMEC is a competitor to Bovis Lend Lease in the UK PFI market;

- Hochtief AG ("Hochtief") is one of the five largest construction companies in the world. The company has two principal activities: construction and development services and airport ownership and management. Hochtief's construction division operates globally and includes Leighton (of which it owns 51%). Construction and development services account for approximately 68% and 18% of operating profits respectively, partly reflecting underperformance of the airports division;

- Bilfinger Berger is the second largest general contractor in Germany. Bilfinger Berger has global operations in civil engineering and commercial and industrial construction. It offers facility support services and is active in the PFI sector and real estate development for power, traffic infrastructure, water supply, and wastewater treatment projects, as well as in environmental services. Civil construction accounted for 38% of operating profits in 2003. Building and industrial construction accounted for 42% of operating profits in 2003. German insurance group Allianz owns over 25% of the company;

- Carillion plc ("Carillion") provides a range of infrastructure and facilities management and construction services principally in the UK but with operations in France, Sweden, Canada and the Middle East. Infrastructure and facilities management accounted for approximately 78% of operating profit in 2003 with the balance generated from construction services and returns from PFI projects;

- John Laing plc ("John Laing") is an international infrastructure developer and operator. The company invests in, develops and operates hospitals, schools, defence establishments, police stations and roads in the PFI and public private partnership markets. It also has a train operating company. Currently John Laing has 36 project investments with an average concession life of over 20 years. John Laing's rail operations contributed approximately 30% of EBIT in 2003;

- Alfred McAlpine plc ("Alfred McAlpine") is an infrastructure services group. Alfred McAlpine has restructured its business, moving out of homebuilding (selling its homes business to George Wimpey plc in 2001) and making seven acquisitions to establish its infrastructure and business services operations. The company operates three principal business units: business services which focuses on facilities and asset management, information systems, and workplace advisory services; capital projects which focuses on construction and civil engineering services; and infrastructure services which provides utilities and highways maintenance services. Each division contributed a broadly equivalent amount to operating profit in 2003;

- Fluor Corp ("Fluor") provides engineering, procurement, construction and maintenance services. The company operates globally although the US market is its most important. Engineering services to the oil and gas and power industries accounted for almost 50% of operating profit in 2003. Fluor's construction activities are relatively small in comparison to its engineering activities;

- Centex has a range of businesses including home building, financial services and construction services. Centex's US and UK based home building operations generate the majority of the company's operating profit. The company's financial services operations are primarily engaged in the residential mortgage banking business. Centex provides construction services only in the US market. Centex also undertakes a wide variety of property developments;

- JEG provides project services (including engineering, design, architectural, and similar services) process, scientific, and systems consulting services, operations and maintenance services and construction services. JEG generates most of its income in the United States; and

- Granite Construction Inc ("Granite") is a construction contractor in the US. In 2003, Granite's commercial construction activity generated 78% of operating profit. The balance came from providing civil construction services for large infrastructure projects. Granite also owns substantial aggregate quarries and deposits as well as a number of construction materials processing plants.

The above analysis indicates that international companies with significant construction and development activities are trading in a wide range. The lowest EBITDA multiples relate to Hochtief reflecting the depreciation associated with its airport activities. Hochtief's EBITA multiple are more consistent with other comparable companies. The highest EBITDA multiples relate to John Laing which possibly reflects its focus on facilities management business.

Excluding these two companies, the analysis indicates that comparable international listed companies are trading on 2005 forecast multiples in the range:

- 3.7-6.9 times EBITDA;
- 4.6-8.9 times EBITA;
- 6.0-15.2 times net profit after tax; and

The comparable international companies trade on NTA multiples in the range 1.0-13.7. The high end of the range relates to Grupo Ferrovial. The NTA multiple for Grupo Ferrovial is very high which possibly reflects the highly leveraged nature of its infrastructure investments.

3 Funds Management

(i) Valuation Evidence from Transactions

There has been considerable transaction activity in Australia involving the acquisition of real estate asset and property management rights in recent years. Such transactions provide evidence of prices that acquirers are willing to pay for real estate asset and property management rights. However, many such transactions involve privately owned companies or divisions of large companies for which financial information is limited or not publicly disclosed. A selection of relevant transactions since 2000 is set out below:

Real Estate Asset and Property Management Rights – Selected Recent Transaction Evidence

Date	Target	Transaction	Consideration[20] ($millions)	FUM[21] ($millions)	Consideration /FUM (%)	EBITA Multiple[22] (times) historical	EBITA Multiple[22] (times) forecast
Aug 2004 (pending)	Management rights for Deutsche Office Trust, Deutsche Industrial Trust, Deutsche Diversified Trust and a $4 billion wholesale portfolio	Acquisition of 50% by DB RREEF Trust	130.0	9,164	1.4%	na[23]	7.7
May 2004	Management rights for ICA Property Group	Acquisition by Valad Property Group	28.0	405	6.9%	6.2	4.9
Sep 2003	Management rights for AMP Office Trust	Acquisition by Ronin Property Group	31.0	1,516	2.0%	na[24]	na
May 2003	Management rights for AMP Diversified Property Trust	Acquisition by Stockland Group	39.3[25]	1,888	2.1%	na[26]	na
May 2003	Management rights for AMP Industrial Trust	Acquisition by Macquarie Goodman Funds Management Limited	17.5[27]	559	3.2%	na	na
Jan 2003	Grand Hotel Group Management Limited	Internalisation of management	1.4	569	0.2%	na	na

20 Implied value if 100% of company or business had been acquired.

21 FUM = assets under management.

22 Represents gross consideration divided by EBITA. EBITA is earnings before interest, tax and goodwill amortisation. However, in some transactions only EBITDA (i.e. earnings before interest, tax, depreciation and amortisation) is available. As property and funds management businesses are not typically capital intensive in some instances the EBIT multiple has been calculated by reference to EBITDA (e.g. Valad Funds Management Limited and Westpac Property Trust Funds Management Limited).

23 na = not available. The forecast multiple is based on an annualised forecast in a transitionary year and therefore a normalised EBITA multiple is probably lower than 7.7 times and closer to the forecast EBITA multiple for the next year of 7.0 times.

24 EBITA information is not available but the price paid by Ronin Property Group equated to 7.4 times net profit after tax.

25 AMP Henderson received $25 million for the asset management rights (1.3% of FUM) and $14.3 million for the property management rights for the AMP Diversified Property Trust.

26 EBITA information is not available but the price paid by Stockland Group equated to 9.4 times net profit after tax.

27 AMP Henderson received $12.5 million for the asset management rights (2.3% of FUM) and $5 million for the property management rights for the AMP Industrial Trust.

Real Estate Asset and Property Management Rights – Selected Recent Transaction Evidence							
Date	Target	Transaction	Consideration[20] ($millions)	FUM[21] ($millions)	Consideration /FUM (%)	EBITA Multiple[22] (times)	
						historical	forecast
Sep 2001	Management rights for Homemaker Retail Property Trust	Acquisition by GPT Management Limited	8.4	283	3.0%	na	na
Nov 2000	Westpac Property Trust Funds Management Limited	Internalisation of management company on formation of Investa Property Group	27.7	1,023	2.7%	8.9[28]	7.9
Aug 2000	Macquarie Industrial Trust Management Limited	Acquisition by Tridcn Corporation Limited	15.2	394	3.9%	10.9[29]	7.3[29]

Source: Bloomberg, IRESS, Company Reports, Brokers' Reports.

The transactions have taken place at prices that imply multiples in a wide range. When considering these multiples it is important to have regard to:

- the financial information in a number of transactions is limited and does not allow detailed analysis to be undertaken. Often the only data available is the price and the value of assets under management – consequently the only valuation parameter able to be calculated is the consideration as a percentage of funds under management. As a valuation methodology this rule of thumb is unsatisfactory as it generally fails to take account of the substantial differences in profitability that managers enjoy depending on the type of assets managed (e.g. wholesale, retail), the form of management activity (e.g. whether it includes both asset management and property management, development activities and syndication all of which impact staff level, revenue levels and costs), scale and the degree of tenure involved in the provision of asset management services. The better parameter for valuation purposes for these businesses is the implied multiple of EBITA;

- the transactions shown typically reflect the acquisition of businesses involving both the management of the assets of listed trusts as well property management (although some transaction such as ICA Property Group also included substantial wholesale real estate asset and property management activities and/or real estate syndication). Prices paid for businesses including both of these activities are likely to be greater (and therefore represent a greater percentage of FUM) than for the management of real estate assets only;

- there has been significant consolidation in the listed property trust sector in Australia in the last five years. The number of listed property trusts has decreased from over 60 in 1999 to around 45 trusts (with a market capitalisation in excess of $70 billion) as at 30 June 2004 and sector consolidation is continuing. The rationale behind industry consolidation has been participation in the benefits of size and scale including increased liquidity, greater diversification and a lower cost of capital but industry consolidation also reflects the limitations on growth in the relatively small Australian market;

- associated with the consolidation trend has been a substantial debate as to whether payment needs to be made to holders of management rights as unitholders hold the power under the Corporations Act to remove the responsible entity by extraordinary resolution (passed by at least 50% of the total votes by unitholders entitled to vote including unitholders who are not present in person or proxy). There have been circumstances in recent times where no compensation was paid to responsible entities which were subsequently removed (e.g. the takeover of Principal Office Fund by Investa Property Group in June 2003 and the takeover of AMP Shopping Centre Trust by Westfield Trust in May 2003[30]) or where the responsible entity was removed by unitholders with no compensation (e.g.

---

28 The historical multiple reflects a reduction in the management fee from 0.75% to 0.65% per annum for eight months in the year and is therefore not a meaningful comparison.

29 As a result of the restructuring of the management fee basis during the forecast year, the historical and forecast EBITA multiples presented are not meaningful. However, the transaction implied a multiple of 5.0 times EBITA in the subsequent forecast year.

30 Although AMP Henderson retained the property management rights to approximately 60% by value of the property portfolio of AMP Shopping Centre Trust.

Lend Lease US Office Trust) or threatened with removal by unitholders with no compensation (e.g. Grand Hotel Group in October 2003);

However, as shown in the above table, during the last five years payments have been made for management rights in takeovers of listed property trusts and upon internalisation of management rights (e.g. Grand Hotel Group). Further, during 2003, in order to facilitate the transition of responsible entity and property manager, AMP Henderson was remunerated for the loss of both the trust asset and property management rights following the takeover of the AMP Industrial Trust and the AMP Diversified Property Trust (albeit at relatively low percentages of FUM); and

- holders of real estate asset and property management rights have faced substantial pressure on fee structures from investors in recent years as evidenced by the increased restructuring of fee bases towards lower percentages of assets under management. This fee pressure combined with the increased sector consolidation (with its associated risk of no compensation to the responsible entity) indicates that greater reliance should be placed on the more recent transaction evidence.

Having regard to these comments, the transaction evidence indicates that acquirers of predominantly real estate asset and property management rights have generally been willing to pay:

- 6.2-10.9 times historical EBITA and 4.9-7.9 times forecast EBITA; and
- 0.2-6.9% of FUM.

However, earnings data for these transactions is extremely difficult to obtain and therefore the earnings multiple ranges identified above are not entirely meaningful but are indicative.

(ii) Valuation Evidence from Sharemarket Prices

There are few listed Australian companies whose activities include real estate asset and property management. Of the following companies, only Macquarie Goodman Management Limited ("MGM") is involved purely in real estate asset and property management. The other companies are involved in funds management generally.

Sharemarket Ratings of Selected Listed Funds Management Companies

	Market Capitalisation ($millions)	FUM ($millions)	Market Capitalisation /FUM (%)	EBITA Multiple[31] actual	EBITA Multiple[31] forecast	EBITA Multiple[31] forecast	Price Earnings Multiple[32] actual	Price Earnings Multiple[32] forecast	Price Earnings Multiple[32] forecast
AMP Limited	11,889.8	72,800	16.3	23.0	na	na	19.2	16.6	17.4
AXA Asia Pacific Holdings Limited	5,766.3	49,600	11.6	14.5	na	na	6.0	13.7	12.6
Perpetual Trustees Limited	1,780.2	21,700	8.2	11.9	10.0	9.2	17.2	16.2	14.9
Macquarie Goodman Management Limited	1,088.1	5,300	20.5	31.0	24.0	19.6	43.1	32.1	25.9
Simple average				*20.1*	*17.3*	*14.4*	*21.4*	*19.7*	*17.7*
Weighted average[33]				*20.1*	*15.3*	*13.1*	*16.6*	*16.6*	*16.3*

Source: IRESS, Annual Reports, Brokers' Reports

The multiples shown above are based on sharemarket prices as at 10 September 2004 and do not reflect a premium for control. AMP Limited ("AMP") and AXA Asia Pacific Holdings Limited ("AXA") each have a 31 December year end while MGM and Perpetual Trustees Limited ("Perpetual") have a 30 June year end.

31 Represents gross capitalisation (that is, the sum of the market capitalisation adjusted for minorities, plus borrowings less cash as at the latest balance date) divided by EBITA.

32 Represents market capitalisation divided by net profit after tax before goodwill amortisation.

33 Weighted by market capitalisation.

THIS PAGE HAS BEEN LEFT BLANK INTENTIONALLY

8. TAX REPORT

Greenwoods & Freehills

8 October 2004

Our ref SC:LN:MY:35F
Direct phone 02 9225 5957
Direct fax 02 9221 6516
Email simon.clark@gf.com.au
Matter no 54632
Doc no Greenwoods\003714775

The Directors
GPT Management Limited
as responsible entity of General Property Trust
Level 4, 30 The Bond
30 Hickson Road
MILLERS POINT NSW 2000

Dear Directors

Australian Taxation Report

We have been requested by GPT Management Limited ("GPTML") as responsible entity of General Property Trust ("GPT") to prepare a taxation report on the Australian taxation issues arising in relation to the transactions described in the Explanatory Memorandum and summarised below.

The information contained in this report is of a general nature only. It does not constitute tax advice and should not be relied upon as such. This report outlines the general Australian taxation implications for GPT Unitholders in respect of their participation in the GPT Cash-Out Option, the Merger and/or Sale Facility and from the holding and disposing of Stapled Securities.

We have only dealt with resident and non-resident Stapled Security holders who are individuals, complying superannuation entities and companies that hold their investments on capital account. We have not addressed the tax treatment for Security holders (being persons holding Stapled Securities in the Lend Lease Group) who or which hold their securities on revenue account such as banks and other trading entities or non-resident Security holders who currently hold GPT Units (or who will hold Stapled Securities) through a permanent establishment in Australia.

All investors should seek independent professional advice on the consequences of their participation in the transactions, based on their particular circumstances. GPT Unitholders who are not resident in Australia must obtain advice on the taxation implications arising in their local jurisdiction of participating in the Merger and the Sale Facility.

Terms used in this report are, unless stated otherwise, defined in the same way as they are in the Explanatory Memorandum.

This report is based on the provisions of the *Income Tax Assessment Act 1936*, the *Income Tax Assessment Act 1997*, the *A New Tax System (Goods and Services Tax) Act 1999* and related acts, regulations and Australian Taxation Office ("**ATO**") rulings and determinations applicable as at the date of this report. **Importantly, this report reflects two Class Ruling requests lodged for the benefit of the Security holders on the assumption that the ATO will issue Class Rulings in accordance with such requests.**

Under the terms of the stapling arrangement, GPT Unitholders (including Lend Lease Corporation Limited ("**Lend Lease**")) are entitled to participate in various alternative options and are eligible to receive various distributions depending on the rights attaching to the units they hold, as outlined below:

1. GPT Units owned by individuals and entities other than Lend Lease
    - Irrespective of whether the stapling arrangement proceeds, the holder(s) of these GPT Units will receive the September Quarter Distribution of 5.5 cents per unit to be paid on 22 November 2004.
    - Regardless of the election made by the holder of these GPT Units, they will be entitled to receive the GPT Merger Distributions comprising a Capital Distribution 0.06 cents per unit and a Pre-Implementation Merger Distribution of 4.1 cents per unit and the Special Distribution of up to 65 cents per unit to the extent that there are any surplus funds from the GPT Cash-Out Option.
    - On implementation of the stapling arrangement, the holder of these GPT Units can choose to participate in the GPT Cash-Out Option, the Merger and/or Sale Facility.
2. 17,300,373 GPT Units currently owned by Lend Lease
    - Irrespective of whether the stapling arrangement proceeds, Lend Lease will receive the September Quarter Distribution of 5.5 cents per unit to be paid on 22 November 2004 in respect of the units.
    - Lend Lease will be entitled to receive the GPT Merger Distributions comprising a Capital Distribution of 0.06 cents per unit and a Pre-Implementation Merger Distribution of 4.1 cents per unit in respect of these units and the Special Distribution of up to 65 cents per unit to the extent that there are any surplus funds from the GPT Cash-Out Option.
    - On implementation of the stapling arrangement, Lend Lease can choose to participate in the GPT Cash-Out Option, the Merger and/or Sale Facility in respect of these units.

3. Consolidated GPT Units issued to Lend Lease

- These units will be issued in accordance with the terms of the Merger Implementation Agreement after the GPT Units have been consolidated in a ratio of between 3.09 and 3.80 to 1 (depending on the take up of the GPT Cash-Out Option).
- Distributions paid by GPT prior to the implementation of the stapling arrangement (including the September Quarter Distribution, the GPT Merger Distributions and the Special Distribution) will not be paid on these units.
- The Consolidated GPT Units will not be stapled to Lend Lease Shares.

References to GPT Units and GPT Unitholders in this tax report should be read in the context of the above comments and will apply to Lend Lease where applicable.

1 Background

1.1 Distribution Amounts

On or shortly after 17 December 2004 (the "**Implementation Date**"):

- the September Quarter Distribution of 5.5 cents will be paid on each GPT Unit.
- a Capital Distribution of 0.06 cents will be paid on each of the participating GPT Units ("**Eligible GPT Units**").
- the Pre-Implementation Merger Distribution of 4.1 cents will be paid on each of the Eligible GPT Units.

The above distributions will be paid to the GPT Unitholders irrespective of whether they elect to participate in the GPT Cash-Out Option, the Merger and/or Sale Facility.

GPT Unitholders participating in the Merger will also receive (refer to 1.3 below) the following capital distributions:

- the Special Distribution of up to 65 cents per Eligible GPT Unit to the extent that there are any surplus funds from the GPT Cash-Out Option; and
- the Stapling Distribution of 0.01 cents for each Consolidated GPT Unit held which will be applied on behalf of each GPT Unitholder to subscribe for one New Lend Lease Share.

The general taxation consequences of receiving the income and capital distributions are outlined in 2 and 4 below.

1.2 GPT Cash-Out Option

As an alternative to the Merger and Sale Facility, GPT Unitholders may elect to participate in the GPT Cash-Out Option whereby the GPT Unitholder will be entitled to receive a fixed amount of $3.48 cash for every Eligible GPT Unit held (up to a maximum of 30,000 units) in consideration for the cancellation of their Eligible GPT Units.

The maximum amount of Eligible GPT Units that can be cancelled under the GPT Cash-Out Option will be reduced to the extent necessary to ensure that the total amount payable to all GPT Unitholders who elect to participate in the GPT Cash-Out Option does not exceed $1.311 billion. To the extent the GPT Cash-Out Option is not utilised, that cash will be paid to the remaining GPT Unitholders as a further Special Distribution (representing a distribution of up to 65 cents per unit).

GPT Unitholders may elect to dispose of a parcel of Eligible GPT Units under the GPT Cash-Out Option whilst also participating in the Merger and/or Sale Facility in respect of their remaining Eligible GPT Units.

The general taxation consequences of participating in the GPT Cash-Out Option are outlined in Section 3 below.

1.3 Merger

Under the Merger:

- a Special Distribution of up to 65 cents per unit will be paid on each of the Eligible GPT Units to the extent that there are any surplus funds from the GPT Cash-Out Option;
- each Eligible GPT Unit not disposed of under the GPT Cash-Out Option will be consolidated in a ratio of between 3.09 and 3.80 to 1 (depending on the take up of the GPT Cash-Out Option) to become consolidated units (**"Consolidated GPT Units"**), with each holding being rounded up to the nearest whole number of Consolidated GPT Units;
- each GPT Unitholder will receive a Stapling Distribution of 0.01 cents for each Consolidated GPT Unit held which will be applied on behalf of each GPT Unitholder to subscribe for one New Lend Lease Share; and
- each New Lend Lease Share and Consolidated GPT Unit will be Stapled and listed on the Australian Stock Exchange (each a **"Stapled Security"**).

The general taxation consequences of participating in the Merger are outlined in 4 below.

1.4 Sale Facility

A Sale Facility will be made available to GPT Unitholders. Under the Sale Facility, GPT Unitholders will be able to sell or exchange some or all of their Eligible GPT Units prior to implementation of the Merger. The Sale Facility contains two alternatives pursuant to which the relevant unitholder's Eligible GPT Units will be sold for either:

- a cash price determined in accordance with the terms of the Cash Sale Facility (the **"Cash Sale Facility"**); and/or
- Stapled Securities (the **"Exchange Sale Facility"**).

Some non-resident GPT Unitholders may not be eligible to participate in the Exchange Sale Facility. Those non-resident GPT Unitholders will be deemed to have elected to participate in the Cash Sale Facility in respect of all of their Eligible GPT Units.

The general taxation consequences of participating in the Sale Facility are outlined in section 5 below.

2 Tax Consequences of Distribution Payments

2.1 Payment of Income Distributions

(a) Australian Residents

An Australian resident GPT Unitholder must include the taxable components of the September Quarter Distribution of 5.5 cents per GPT Unit and the Pre-Implementation Merger Distribution of 4.1 cents paid by GPT in the unitholder's assessable income.

Where the amount of these distributions exceeds the GPT Unitholder's share of the net income of GPT for tax purposes, the excess may not be immediately taxable but will (unless it relates to the distribution of a discount capital gain) reduce the cost base and reduced cost base of the existing GPT Units held by the GPT Unitholder (this excess is often called the "tax advantaged", "tax deferred" or "non-assessable component" of the distribution). Once the GPT Unitholder exhausts the unitholder's cost base in the existing GPT Units, the tax deferred component of the distributions will give rise to an immediate capital gain.

Certain GPT Unitholders may be eligible for the CGT discount in respect of such capital gains (see 7.3 below).

(b) Non-Residents

A non-resident GPT Unitholder will generally include in the unitholder's assessable income so much of the unitholder's share of the net income of GPT for tax purposes as is attributable to sources in Australia.

GPTML may (in it's capacity as responsible entity of GPT) be required to withhold tax in respect of the taxable component of the September Quarter Distribution of 5.5 cents per unit and the Pre-Implementation Merger Distribution of 4.1 cents per unit made to the non-resident GPT Unitholder at rates prescribed by the Australian tax legislation (as amended by any applicable double tax treaty Australia has concluded with a non-resident unitholder's country of residence).

The GPT Unitholder is then required to lodge an Australian income tax return in which the unitholder reports any Australian sourced taxable income and, subject to a credit for tax paid by GPTML, pay any applicable Australian tax (other than on any interest income component of a trust distribution which was subject to a final interest withholding tax).

Similar to the position outlined at 2.1(a) above, the tax deferred component of the these distributions will generally reduce the cost base of the existing GPT Units held by the GPT Unitholder. However, this will only be relevant if any gain the GPT Unitholder makes on the subsequent disposal of the GPT Units will be subject to Australian tax. Pursuant to recently released legislation, the cost base of the existing GPT Units will not be reduced on receipt of foreign sourced income and gains derived by the non-resident GPT Unitholder. Whilst this legislation has lapsed as a consequence of the Federal election, we anticipate that the measures will be introduced under the new Government.

To the extent the distributions from GPT includes foreign sourced income, GPTML is not required to withhold tax in respect of that income and no other Australian tax should be payable.

2.2 Capital Distribution

The Capital Distribution of 0.06 cents per Eligible GPT Unit paid by GPT is not a distribution of income of GPT and therefore, subject to the CGT provisions (refer below), no amount of the Capital Distribution should be included in the assessable income of a GPT Unitholder.

The Capital Distribution of 0.06 cents per Eligible GPT Unit paid by GPT will result in the cost base and reduced cost base of each Eligible GPT unit being reduced by 0.06 cents. Any GPT Unitholder whose cost base in an Eligible GPT unit is less than 0.06 cents, will make a capital gain to the extent that such cost base is less than this amount.

Certain GPT Unitholders who make a capital gain may be eligible for the CGT discount (see 7.3 below).

3 Tax Consequences of GPT Cash-Out Option

GPT Unitholders who elect to participate in the GPT Cash-Out Option will dispose of their Eligible GPT Units on 29 November 2004 (the "**Effective Date**")).

(a) Pre-CGT GPT Units

Any capital gain or loss made on the cancellation of a Pre-CGT GPT Unit (being a unit acquired prior to 20 September 1985) under the GPT Cash-Out Option will be disregarded.

(b) Post-CGT GPT Units

Upon cancellation of an Post-CGT GPT Unit, a GPT Unitholder will make a capital gain if the consideration in respect of the cancellation of the Post-CGT GPT Unit exceeds the cost base of the Post-CGT GPT Unit. If the consideration in respect of the cancellation of the Post-CGT GPT Unit is less than the reduced cost base of the Post-CGT GPT Unit, the GPT Unitholder will make a capital loss.

The consideration in respect of the cancellation of the GPT Unit will be equal to the fixed amount of $3.48 received by the GPT Unitholder for every GPT Unit held.

In broad terms, the cost base for the GPT Units is the amount the GPT Unitholder paid to acquire them (including incidental costs of acquisition and disposal). The cost base may have been reduced if the GPT Unitholder has received any distributions from GPT where those distributions had any tax deferred (non-assessable) component.

Certain GPT Unitholders who make a capital gain may be eligible for the CGT discount or indexation (see 7.3 below).

4 Tax Consequences of Merger

The CGT and income tax consequences discussed below will generally apply to:

- Australian resident GPT Unitholders; and
- non-resident GPT Unitholders who hold Eligible GPT Units that have the necessary connection with Australia (refer 7.3(b) below).

4.1 Payment of Special Distribution

The Special Distribution of up to 65 cents per Eligible GPT Unit paid by GPT is not a distribution of income of GPT and therefore, subject to the CGT provisions (refer below), no amount of the Special Distribution should be included in the assessable income of a GPT Unitholder.

The Special Distribution of up to 65 cents per Eligible GPT Unit paid by GPT will result in the cost base and reduced cost base of each Eligible GPT Unit being reduced by up to 65 cents. Any GPT Unitholder whose cost base in an Eligible GPT Unit is less than this amount will make a capital gain to the extent that such cost base is less than the amount of the Special Distribution.

Certain GPT Unitholders who make a capital gain may be eligible for the CGT discount or indexation (see 7.3 below).

4.2 Consolidation of Eligible GPT Units

For CGT purposes, if two or more CGT assets (such as Eligible GPT Units, each Eligible GPT Unit being a separate CGT asset) are merged into a single asset, the merger will not be a taxable event for CGT purposes where the beneficial ownership of each asset and the new asset remains the same. Therefore, as the consolidation of the Eligible GPT Units will not be a taxable event for CGT purposes, a GPT Unitholder would generally be taken to have acquired the Consolidated GPT Units at the time they acquired their Eligible GPT Units.

In addition, where two or more CGT assets are merged into a single CGT asset and the beneficial ownership of each original asset and the new asset remains the same, each element of the cost base and the reduced cost base (as the case may be) of the new asset (at the time of merging) is the sum of the corresponding elements of the cost base of each original asset. Accordingly, the cost base and reduced cost base of a GPT Unitholder's Consolidated GPT Units will be equal to the sum of the cost base and reduced cost base of their Eligible GPT Units apportioned across the Consolidated GPT Units in accordance with the formula for the consolidation of GPT Units.

4.3 Payment of Stapling Distribution

The Stapling Distribution by GPT is not a distribution of income of GPT and therefore, subject to the CGT provisions (refer below), no amount of the Stapling Distribution should be included in the assessable income of a GPT Unitholder in respect of their Consolidated GPT Units.

The Stapling Distribution of 0.01 cents per Consolidated GPT Unit paid by GPT will result in the cost base and reduced cost base of each

Consolidated GPT Unit being reduced by 0.01 cents. Any GPT Unitholder whose cost base in a Consolidated GPT Unit is less than 0.01 cents will make a capital gain to the extent that such cost base is less than the 0.01 cents Stapling Distribution. Certain GPT Unitholders who make a capital gain may be eligible for the CGT discount or indexation (see 7.3 below).

4.4 New Lend Lease Shares Acquired by GPT Unitholders

The first element of the cost base of each New Lend Lease Share issued to a GPT Unitholder will be 0.01 cents, being the amount that each GPT Unitholder is required to pay in respect of the acquisition of each New Lend Lease Share (and which will be applied by the GPT Unitholder from the proceeds of the Stapling Distribution). The New Lend Lease Shares will be taken to be acquired by each GPT Unitholder when they are issued pursuant to the Merger (on the Implementation Date).

4.5 Stapling

The effect of stapling is to apply restrictions to the transferability of the New Lend Lease Share and the Consolidated GPT Unit (comprising the Stapled Security) such that each individual security will retain its legal character without any change of beneficial ownership. As there is no change in beneficial ownership of the Consolidated GPT Units by simply stapling them, there will be no taxable event for CGT purposes in relation to the stapling.

In addition, where a GPT Unitholder who holds Pre-CGT GPT Units participates only in the Merger (and not the Sale Facility – refer below), they will hold a Pre-CGT Consolidated GPT Unit and a Post-CGT New Lend Lease Share (comprising the Stapled Security) as a consequence of the stapling.

4.6 ATO Class Rulings

It is anticipated that the ATO will confirm the above analysis in a Class Ruling in respect of GPT Unitholders. Additionally, we have requested that the ATO confirm that certain other taxable events for CGT purposes will have no application to the Merger and it is anticipated that such confirmation will also be provided in the Class Ruling.

5 Tax Consequences of Sale Facility

5.1 Cash Sale Facility

For CGT purposes GPT Unitholders who elect to participate in the Cash Sale Facility and those non-resident GPT Unitholders who are deemed to elect to participate in the Cash Sale Facility, will dispose of their eligible GPT Units on the Effective Date.

(a) **Pre-CGT GPT Units**

Any capital gain or loss made on the disposal of a Pre-CGT GPT Unit under the Cash Sale Facility will be disregarded.

(b) **Post-CGT GPT Units**

Upon disposal of an Post-CGT GPT Unit, a GPT Unitholder will make a capital gain if the consideration received in respect of the disposal exceeds the cost base of the Post-CGT GPT Unit.

If the proceeds received in respect of the disposal of the Post-CGT GPT Unit are less than the reduced cost base of the Post-CGT GPT Unit, the GPT Unitholder will make a capital loss.

In relation to GPT Units held by non-resident GPT Unitholders who are deemed to participate in the Cash Sale Facility, there will only be CGT consequences where the GPT Units have the necessary connection with Australia (see 7.4 below).

Certain GPT Unitholders who make a capital gain may be eligible for the CGT discount or indexation (see 7.3 below).

In broad terms, the cost base for GPT Units is the amount the GPT Unitholder paid to acquire them (including incidental costs of acquisition and disposal). The cost base may have been reduced if the GPT Unitholder has received any distributions from GPT where those distributions had any tax deferred (non-assessable) component.

5.2 Exchange Sale Facility

GPT Unitholders who elect to participate in the Exchange Sale Facility will dispose of their eligible GPT Units on the Effective Date.

(a) Pre-CGT GPT Units

Any capital gain or loss made on disposal of a Pre-CGT GPT Unit under the Exchange Sale Facility will be disregarded.

When the Sale Bank transfers Stapled Securities to the (former) GPT Unitholder, the GPT Unitholder will be taken to have given consideration in respect of the acquisition of the Stapled Securities equal to the market value of the GPT Unit disposed of. It is anticipated that the ATO will confirm in the Class Ruling in respect of GPT Unitholders that it will accept the volume-weighted average price for Stapled Securities over the first five days of trading on a deferred settlement basis, as a measure for the market value of a GPT Unit.

This amount will constitute the cost base of the Stapled Securities acquired under the Exchange Sale Facility.

The cost base of each component of the Stapled Security should be determined on a reasonable basis of apportionment. It is anticipated that the ATO will confirm in the Class Ruling in respect of GPT Unitholders that the cost base for each component of the Stapled Security (i.e. each Consolidated GPT Unit and New Lend Lease Share) may be determined in accordance with the relative ratio for the net tangible assets of GPT and Lend Lease. This ratio will be advised to Security holders at a later time.

Stapled Securities acquired under the Exchange Sale Facility will be taken to have been acquired by the Security holder on the Effective Date and will be subject to the general CGT implications discussed in this report (see further 6 and 7 below).

(b) Post-CGT GPT Units

Upon disposal of a Post-CGT GPT Unit, a GPT Unitholder will make a capital gain if the consideration in respect of the disposal of the Post-CGT GPT Unit exceeds the cost base of the Post-CGT GPT Unit. If the consideration in respect of the disposal of the Post-CGT GPT Unit is less than the reduced cost base of the Post-CGT GPT Unit, the GPT Unitholder will make a capital loss.

The consideration in respect of the disposal of the GPT Unit will be equal to the market value of the Stapled Security received on exchange. It is anticipated that the ATO will confirm in the Class Ruling in respect of GPT Unitholders that it will accept the volume-weighted average price for Stapled Securities over the first five days of trading on a deferred settlement basis as a measure of the market value of a Stapled Security for these purposes.

Certain GPT Unitholders who make a capital gain may be eligible for the CGT discount or indexation (see 7.3 below).

The cost base of the Stapled Securities received will include the consideration provided in respect of the Stapled Securities equal to the market value of the GPT Units as outlined at 5.2(a) above.

Stapled Securities acquired under the Exchange Sale Facility will be taken to have been acquired on the Effective Date and will be subject to the general CGT implications discussed in this report (see further 6 and 7 below).

6 Holding Stapled Securities

6.1 Summary

If the Security holder is an Australian resident taxpayer, the Security holder will generally be taxable:

- on the Security holders share of the net income of GPT for tax purposes;
- on the tax deferred (non-assessable) component of distributions made in relation to Consolidated GPT Units to the extent the tax deferred amount exceeds the cost base of the Consolidated GPT Unit acquired or taken to have been acquired on or after 20 September 1985 for CGT purposes;
- on the amount of any dividend received from Lend Lease and any franking credits attached to the dividend; and
- on any gain arising from the subsequent disposal of the Lend Lease Share or Consolidated GPT Unit representing the Stapled Security (except where the Consolidated GPT Units are Pre-CGT assets).

Where an Australian resident Security holder's share of the net income of GPT for tax purposes includes foreign sourced income, the Security holder will generally be entitled to a foreign tax credit.

If the Security holder is a non-resident, the Security holder will generally be taxable:

- on the Security holders share of the net income of GPT for tax purposes to the extent that it is attributable to sources in Australia; and
- on the amount of any unfranked dividend received from Lend Lease (Lend Lease will deduct this by way of dividend withholding tax).

6.2 Ownership of Stapled Securities – General

Security holders will need to treat each security making up the Stapled Security separately for tax purposes, i.e. as a New Lend Lease Share and a Consolidated GPT Unit. That is:

- Security holders will receive, and separately deal with the tax consequences of, dividends from Lend Lease and distributions from GPT; and
- when the Stapled Securities are disposed of, the Security holder will have to separately consider the tax issues associated with the disposal of the New Lend Lease Shares and Consolidated GPT Units.

6.3 Income Distributions from GPT

GPT is not liable to income tax including CGT, provided Security holders are presently entitled to all of the income of GPT.

(a) Australian Residents

An Australian resident Security holder will include in the Security holders assessable income the Security holders share of the net income of GPT for tax purposes as advised by GPTML in each year of income.

Assuming there is a change in GPT's tax year end (refer 6.4 below), Security holders must include in the Security holders assessable income each year the taxable component of the GPT distributions to which the Security holder is entitled in respect of that year even if the Security holder does not receive them until after year end or the distributions are reinvested.

To the extent that a net capital gain is included in GPT's net income for tax purposes, the Security holder will be regarded as having derived a capital gain equal to the Security holders proportionate share of such net capital gain. However, where discount capital gains treatment has been applied in calculating the net capital gain at GPT's level, the Security holder will initially be required to gross-up the amount of the net capital gain (i.e. effectively, reverse the effect of the discount). This is required in order that the appropriate CGT treatment may be applied in accordance with the particular tax profile of the Security holder (i.e. with respect to the application of any capital losses and discount capital gains treatment (refer 7.3 below).

Where a distribution from GPT exceeds the Security holders share of the net income of GPT for tax purposes, the excess may not be immediately taxable but will (unless it relates to the distribution of a discount capital gain) reduce the cost base and reduced cost base of the Consolidated GPT Units held by the Security holder (this excess is often called the "tax advantaged", "tax deferred" or "non-assessable component" of the distribution). Once the Security holder exhausts the Security holders cost base in the Consolidated GPT Units, the tax deferred component of distributions will give rise to an immediate capital gain.

In calculating such capital gains, the tax deferred components of all distributions received during an income year are aggregated and the capital gain is taken to arise on the last day of the income year. Certain Security holders may be eligible for the CGT discount in respect of such capital gains (see 7.3 below). However, any such capital gain will not be entitled to the benefit of the CGT discount in the first 12 months after the acquisition of the Consolidated GPT Units.

Where a distribution from GPT includes foreign sourced income and foreign taxes have been paid in relation to this income, Australian resident Security holders are generally entitled to receive a foreign tax credit for an amount equal to the lesser of the foreign tax paid and the Australian tax payable in respect of such income.

(b) Non-Residents

A non-resident Security holder will generally include in the Security holders assessable income so much of the Security holders share of the net income of GPT for tax purposes as is attributable to sources in Australia.

GPTML may be required to withhold tax in respect of the taxable component of distributions made to non-resident Security holders at rates prescribed by the Australian tax legislation (as amended by any applicable double tax treaty Australia has concluded with a non-resident Security holders country of residence).

The Security holder is then required to lodge an Australian income tax return in which the Security holder reports any Australian sourced taxable income and, subject to a credit for tax paid by GPTML, pays any applicable Australian tax (other than on any interest income component of a trust distribution which was subject to a final interest withholding tax).

Similar to the position outlined at 6.3(a) above, the tax deferred component of distributions made by GPT will generally reduce the cost base of the Consolidated GPT Units held by the Security holder. However, this will only be relevant if any gain the Security holder makes on the subsequent disposal of the Consolidated GPT Units will be subject to Australian tax (refer 7.4 below).

Pursuant to recently released legislation, the cost base of Consolidated GPT Units will not be reduced on receipt of foreign sourced income and gains derived by non-resident Security holders. Whilst this legislation has lapsed as a consequence of the Federal election, we anticipate that the measures will be re-introduced under the new Government.

To the extent a distribution from GPT includes foreign-sourced income, GPTML is not required to withhold tax in respect of that income and no other Australian tax should be payable.

6.4 Tax Consequences of Change to GPT's Substituted Accounting Period

GPT currently adopts a tax (and financial) year end of 31 December. The adoption of a substituted accounting period ("SAP") for tax purposes was approved by the ATO. It is a condition of the grant of an SAP, that the taxpayer (GPT) is required to advise the ATO of any material change to the circumstances in which the SAP was granted. The merger between GPT and Lend Lease and the adoption of a 30 June financial year end for the Merged Group is arguably a material change.

If GPT is required to change its tax year end from a 31 December basis to a 30 June basis (to align it with Lend Lease), GPT Unitholders will be assessed on the net income of GPT on a present entitlement basis for each year ended 30 June. The changeover period is expected to be the 18 month period 1 January 2005 to 30 June 2006. Thereafter, GPT's tax accounting periods will align with Lend Lease on an annual 30 June basis.

The following tables summarises the timing of assessability of GPT distributions to GPT Unitholders:

Year Ending 31 December 2004 (in lieu of 30 June 2005)

Quarter ended	Payment Date	Income Year Assessable to GPT Unitholders
31 March 2004	May 2004	30 June 2004
30 June 2004	August 2004	30 June 2005
30 September 2004	November 2004	30 June 2005
31 December 2004	February 2005	30 June 2005

Transitional Period – 1 January 2005 to 30 June 2006

Quarter Ending	Payment Date	Income Year Assessable to GPT Unitholders
31 March 2005	May 2005	30 June 2005
30 June 2005	August 2005	30 June 2006
30 September 2005	November 2005	30 June 2006
31 December 2005	February 2006	30 June 2006
31 March 2006	May 2006	30 June 2006
30 June 2006	August 2006	30 June 2006

Year Ending 30 June 2007

Quarter Ending	Payment Date	Income Year Assessable to GPT Unitholders
30 September 2006	November 2006	30 June 2007

31 December 2006	February 2006	30 June 2007
31 March 2007	May 2007	30 June 2007
30 June 2007	August 2007	30 June 2007

Based on the above quarters and payment dates, GPT Unitholders will be required to include five quarterly trust distributions in their income tax returns for the year ending 30 June 2006. This is because the distribution for the quarter ending 30 June 2006 (whilst received during the year ending 30 June 2007) will be assessed on a present entitlement basis in the year ending 30 June 2006.

6.5 Dividends from Lend Lease

(a) Australian Residents

An Australian resident Security holders assessable income will include the cash dividend and the amount of any franking credits attached to dividends paid by Lend Lease. Where franking credits are included in a Security holders assessable income, the Security holder will generally be entitled to a corresponding tax offset.

Relevantly, to be generally eligible for the franking credit and tax offset, the Security holder must have held the shares "at risk" for at least 45 days (not including the date of acquisition or the date of disposal). This rule should not apply to a Security holder if the Security holder is an individual whose tax offset entitlement (on all shares and interests in shares held) does not exceed $5,000 for the income year in which the franked dividend is paid.

Where the Security holder is an individual, a complying superannuation entity or a registered charity (in certain circumstances), the Security holder will generally be entitled to a refund to the extent that the franking credits attached to the Security holders dividends exceed the Security holders tax liability for the income year.

Where the Security holder is a corporate shareholder, any franked dividends the Security holder receives will generally give rise to a franking credit in the Security holders franking account.

(b) Non-Residents

Non-resident Security holders will generally not be assessable on the amount of any dividend received from Lend Lease. However, Lend Lease will be required to withhold tax from the unfranked component of dividends paid to a non-resident Security holder. The tax withheld will, in the absence of a double tax treaty, be equal to 30% of the unfranked component of the dividends paid. This rate may be reduced where the Security holder is a resident of a country with which Australia has concluded a double tax treaty.

7 Disposal of Stapled Securities

7.1 General

As a consequence of stapling, the component securities comprising a Stapled Security may not be traded separately. However, as discussed above at 6.2, each security is a separate CGT asset. Accordingly, where there is a disposal of a Stapled Security, there will necessarily be a disposal for CGT purposes of the individual securities comprising that Stapled Security. That is, where a Stapled Security is disposed of, it will have to be accounted for as the disposal of a Consolidated GPT Unit and a New Lend Lease Share.

Where consideration is received in connection with a transaction that relates to more than one CGT asset, the capital proceeds for each asset is so much of the total consideration as is reasonably attributable to that asset.

Accordingly, the capital proceeds referable to the disposal of each individual Security will be determined by apportioning the total capital proceeds received in respect of the disposal of the Stapled Security on a reasonable basis.

7.2 Australian Residents

Upon disposal of a Stapled Security, a Security holder will make a capital gain if:

- the portion of the consideration reasonably attributable to a New Lend Lease Share exceeds the cost base of the New Lend Lease Share; and/or
- the portion of the consideration reasonably attributable to the Consolidated GPT Unit (acquired on or after 20 September 1985 for CGT purposes) exceeds the cost base of the Consolidated GPT Unit.

A Security holder will make a capital loss if:

- the portion of the consideration reasonably attributable to a New Lend Lease Share is less than the reduced cost base of the New Lend Lease Share; and/or
- the portion of the consideration reasonably attributable to the Consolidated GPT Unit (acquired or taken to have been acquired on or after 20 September 1985 for CGT purposes) is less than the reduced cost base of the Consolidated GPT Unit.

Importantly, as mentioned above, capital gains and losses in relation to Consolidated GPT Units acquired or taken to have been acquired prior to 20 September 1985 for CGT purposes are disregarded and cannot be added to or offset against capital gains realised in relation to post-CGT Consolidated GPT Units or New Lend Lease Shares.

In broad terms, the cost base of a Consolidated GPT Unit and New Lend Lease Share is the amount the Security holder paid for them (including incidental costs of acquisition and disposal) less any reductions for the tax deferred component of distributions received. The initial cost bases of the

Consolidated GPT Units and New Lend Lease Shares acquired pursuant to the Merger or the Exchange Sale Facility are outlined at 4 and 5, respectively, above.

Security holders will have to determine the basis of apportionment of the sale proceeds between the Consolidated GPT Units and New Lend Lease Shares on a reasonable basis.

7.3 CGT Concessions

The taxable amount of any capital gain may be reduced if certain CGT concessions apply.

(a) CGT Discount

If a Security holder is an individual, a complying superannuation entity or a trustee and acquired (or is taken to have acquired) for CGT purposes Consolidated GPT Units or New Lend Lease Shares at least 12 months prior to the date of their disposal (or other eligible CGT event happening in relation to the relevant security), the amount of the Security holders capital gain is reduced by the relevant CGT discount. In calculating the Security holders capital gain, the cost base must not be indexed.

- In calculating the period of 12 months for CGT purposes, New Lend Lease Shares acquired pursuant to the Merger are considered to have been acquired on the Implementation Date . As discussed at 4.2 above, a GPT Unitholder would generally be taken to have acquired the Consolidated GPT Units at the time they acquired their Eligible GPT Units.
- In calculating the period of 12 months for CGT purposes, Consolidated GPT Units and New Lend Lease Shares (comprising the Stapled Securities) acquired pursuant to the Sale Facility are considered to have been acquired on the Effective Date.

If a Security holder who is an individual or trustee applies the CGT discount method, the Security holders taxable capital gain (after offsetting any current year capital losses or carry forward net capital losses from previous years) will be reduced by one-half (or one-third if the Security holder is a complying superannuation entity.

If the Security holder is a company, the CGT discount is not available. The Security holder will be entitled to index the cost base (see below).

(b) Indexed Cost Base

For GPT Units acquired (or taken to have been acquired) prior to 21 September 1999, for CGT purposes, Security holders (other than those who are eligible for the CGT discount, outlined above) may choose to calculate any capital gain on disposal using a cost base indexed for inflation. If the Security holder makes a capital loss, the reduced cost base is not indexed. The cost base may only be indexed for inflation up to 30 September 1999.

Security holders who choose to calculate the gain using an indexed cost base cannot apply the CGT discount to the capital gain.

7.4 Non-Residents

There will be CGT consequences for a non-resident Security holder on disposal of Stapled Securities if any of the components of the Stapled Security have the necessary connection with Australia. Securities will have the necessary connection with Australia if the Security holder (together with the Security holders associates) has held (at any time during the five years preceding the date of disposal) at least 10% of the Lend Lease Shares or Consolidated GPT Units on issue. Where the Security holder is a resident of a country with which Australia has concluded a double tax treaty, the Security holder may also be entitled to relief from Australian tax pursuant to the terms of the treaty.

Disposals of Pre-CGT Consolidated GPT Units are not subject to CGT at all (although these units will count towards the 10% threshold if the Security holder acquired additional GPT Units on or after 20 September 1985).

If treaty relief is not available, the Security holder may be eligible for the CGT discount or indexation as described above for Australian resident taxpayers.

8 Goods and Services Tax ("GST")

No GST should generally be payable in respect of the transactions outlined above. As these all involve dealings with securities, the various supplies will be input taxed (i.e. not subject to GST).

There may be an indirect GST cost for Security holders who are registered for GST as input tax credits will generally not be available for GST charged to the acquirer in respect of supplies relating to the dealings with these securities (i.e. legal and other adviser fees).

9 Other Issues

GPT Unitholders would have been invited to provide GPT with their Tax File Number ("TFN") or Australian Business Number ("ABN") when they first acquired their GPT Units. If no TFN or ABN was quoted, GPT would have deducted tax from the distributions paid to the GPT Unitholder at the highest marginal rate of tax (plus Medicare Levy).

GPT Unitholders who participate in the Merger or Exchange Sale Facility will acquire New Lend Lease Shares.

Specific provisions of the *Privacy Act 1988* and the *Taxation Administration Act 1953* prevent GPT from disclosing the TFNs of GPT Unitholders to third parties (which includes Lend Lease). Accordingly, if the Merger proceeds GPT will be unable to disclose the TFNs of GPT Unitholders to Lend Lease without their consent.

After approval of the Merger, Lend Lease will send Security holders a form that the Security holder can use to provide their TFN or ABN or exemption to Lend Lease. Security holders are not obliged to provide their TFN or ABN to Lend Lease. However, if a Security holder does not provide their TFN or ABN or exemption to Lend Lease, tax may be withheld at a rate of 48.5% on any unfranked dividends paid by Lend Lease. However, Security holders will be entitled to claim an income tax credit/refund (as applicable) in respect of the tax withheld in their income tax returns.

• • •

Yours faithfully
GREENWOODS & FREEHILLS PTY LIMITED

per:

Simon Clark
Director

9. HOW THE STAPLING WORKS

9.1 WHAT WILL GPT UNITHOLDERS RECEIVE?

This section describes what GPT Unitholders will receive under the Merger; however, special considerations apply to Excluded Foreign Unitholders – see section 12. Also set out below is a description of the GPT Cash-Out Option which will be offered to GPT Unitholders under the Merger. GPT Unitholders will participate in the stapling and receive the distributions described in this section only if the Merger proceeds. Remember that, irrespective of whether the Merger proceeds, GPT Unitholders as at 9 November 2004 will receive the September Quarter Distribution of 5.5 cents per GPT Unit to be paid on 22 November 2004.

(a) Stapled Securities

The number of Stapled Securities to be held by GPT Unitholders on implementation of the Merger will vary according to the number of GPT Unitholders who elect to participate in the GPT Cash-Out Option (see section 9.1(e) below). For example:

- if no GPT Unitholders elect to participate in the GPT Cash-Out Option, GPT Unitholders will hold one Stapled Security for every 3.8 Eligible Units and receive a 65 cent Special Distribution per Eligible Unit; and
- if the GPT Cash-Out Option is fully utilised, remaining GPT Unitholders will receive no Special Distribution, but will be compensated by holding a greater number of Stapled Securities on implementation of the Merger. In this case, they would hold one Stapled Security for approximately every 3.09 Eligible Units.

As set out in the table below, the ratio of Stapled Securities and cash will vary within this range, based on the number of GPT Units which participate in the GPT Cash-Out Option. This is calculated using the Merger Ratio formula described in paragraph (b) below.

Funds used for GPT Cash-Out Option ($millions)	Special Distribution (cents per GPT Unit)	Merger Ratio
Nil	65.0	3.80
328	51.1	3.62
655	35.8	3.45
983	18.9	3.27
1,311	0	3.09

Note: The values in the table are based on the number of GPT Units on issue as at the date of the Merger Implementation Agreement.

GPT Unitholders may choose to receive their Stapled Securities under the Exchange Sale Facility rather than directly under the Merger (see section 13). There may be personal taxation or investment reasons which make participating in the Exchange Sale Facility desirable for some Australian GPT Unitholders (see the discussion in sections 8 and 13).

(b) Merger Ratio and GPT Unit Consolidation

The number of GPT Units that will be stapled to one Lend Lease Share will be calculated from the Merger Ratio. The Merger Ratio will be calculated in accordance with the following formula:

$$MR = \frac{10.754}{(3.48 - SD)}$$

where:

MR is the Merger Ratio; and

SD is $1,311 million less the amount of cash utilised by GPT in cancelling GPT Units under the GPT Cash-Out Option, divided by the total number of Eligible Units (less those Eligible Units cancelled under the GPT Cash-Out Option).

The Eligible Units held by each GPT Unitholder (other than any Eligible Units cancelled under the GPT Cash-Out Option) will be consolidated in accordance with the following formula:

$$CU = \frac{NU}{MR}$$

where:

CU is the number of Consolidated GPT Units held by the GPT Unitholder following the consolidation;

NU is the number of Eligible Units held by the GPT Unitholder (excluding any Eligible Units cancelled under the GPT Cash-Out Option); and

MR is the Merger Ratio.

Each holding will be rounded-up to the nearest whole number of Consolidated GPT Units. For the purposes of calculating the number of Consolidated GPT Units that GPT Unitholders are entitled to receive:

- where the same person has more than one holding of Eligible Units, those holdings will be aggregated; and
- where GPT Management considers that a GPT Unitholder is not acting bona fide (including where a holding has been split in order to take advantage of the consolidation), GPT Management may aggregate holdings held by associated GPT Unitholders.

(c) Number of Stapled Securities

The number of Stapled Securities that each GPT Unitholder will hold will be equal to the Consolidated GPT Units held by them following the consolidation. Each Stapled Security will comprise one newly issued Lend Lease Share and a Consolidated GPT Unit.

GPT Unitholders **who do not want to hold Stapled Securities** may:

- participate in the GPT Cash-Out Option for some or all of their Eligible Units, up to a maximum of 30,000 Eligible Units (see section 9.1(e) below);
- dispose of some or all of their Eligible Units in the Cash Sale Facility and receive a cash amount for the Stapled Securities they would have otherwise received under the Merger (see section 13); or
- sell their GPT Units on the ASX at any time before the close of trading on the last day of trading of GPT Units (expected to be 6 December 2004).

Excluded Foreign Unitholders will not be eligible to receive Stapled Securities. Excluded Foreign Unitholders will automatically participate in the Cash Sale Facility for all their Eligible Units unless the specific criteria set out in section 12 are satisfied.

The Exchange Sale Facility will not be available to Excluded Foreign Unitholders, Hong Kong resident GPT Unitholder or any GPT Unitholder who is, or is acting on behalf or for the account of a person who is, in the US.

(d) GPT Merger Distributions and Special Distribution

GPT will also pay cash distributions to GPT Unitholders on implementation of the Merger of up to 69.7 cents for each GPT Unit held on the Distribution Entitlement Date, comprising:

- a Capital Distribution of 0.6 cents;
- a Pre-Implementation Merger Distribution of 4.1 cents; and
- an additional Special Distribution per Eligible Unit. The amount of this distribution will depend on the number of GPT Units cancelled under the GPT Cash-Out Option. The Special Distribution per Eligible Unit will be calculated as $1,311 million less the amount of cash utilised by GPT in cancelling Eligible Units under the GPT Cash-Out Option, divided by the total number of Eligible Units (less those Eligible Units cancelled under the GPT Cash-Out Option). The amount of the Special Distribution will not exceed 65 cents per Eligible Unit and will be zero if the GPT Cash-Out Option is fully utilised.

GPT Unitholders who participate in the Cash Sale Facility or Exchange Sale Facility will receive both of the GPT Merger Distributions and the Special Distribution on the same basis as described above. GPT Unitholders who participate in the GPT Cash-Out Option will not receive the Special Distribution for any Eligible Units cancelled under the GPT Cash-Out Option but will still receive the GPT Merger Distributions for each GPT Unit held on the Distribution Entitlement Date.

(e) GPT Cash-Out Option

GPT Unitholders may elect to participate in a "cash-out option" for all or some of their Eligible Units up to a maximum of 30,000 Eligible Units per GPT Unitholder. This is known as the "GPT Cash-Out Option".

GPT Management will cancel each Eligible Unit participating in the GPT Cash-Out Option at a cancellation price of $3.48, subject to the total amount required to effect the cancellation of all participating Eligible Units not exceeding $1,311 million.

As soon as possible following the closing time for lodgement of Election Forms for the GPT Cash-Out Option, GPT Management will determine the total redemption amount required to pay GPT Unitholders who have elected to participate in the GPT Cash-Out Option. If the total redemption amount exceeds $1,311 million, GPT Management will reduce the maximum number of 30,000 Eligible Units which each GPT Unitholder is able to elect to participate in the GPT Cash-Out Option so that the total redemption amount at $3.48 per Eligible Unit does not exceed $1,311 million.

The details of any scale back will be announced as soon as possible after GPT Management calculates the total redemption amount required to pay GPT Unitholders who have elected to participate in the GPT Cash-Out Option.

As an example, the table below sets out details of four GPT Unitholders with various sized holdings who wish to elect to participate in the GPT Cash-Out Option to the maximum extent possible. The table assumes that none of the four GPT Unitholders wishes to elect to participate in the Cash Sale Facility or Exchange Sale Facility.

	Total GPT Units	GPT Units for GPT Cash-Out Option	Remaining GPT Units to Participate in Stapling	Participation in Merger
Unitholder 1	40,000	30,000	10,000	Receives $104,400 and the remaining 10,000 GPT Units will be consolidated and participate in the stapling
Unitholder 2	35,000	30,000	5,000	Receives $104,400 and the remaining 5,000 GPT Units will be consolidated and participate in the stapling
Unitholder 3	30,000	30,000	–	Receives $104,400
Unitholder 4	25,000	25,000	–	Receives $87,000

Continuing the example, if the total redemption amount exceeds $1,311 million, GPT Management will need to reduce the maximum number of 30,000 Eligible Units which each GPT Unitholder is able to elect to participate in the GPT Cash-Out Option. In the example below, the scale back is to 28,000 Eligible Units.

	Total GPT Units	GPT Units for GPT Cash-Out Option	Remaining GPT Units to participate in stapling	Participation in Merger
Unitholder 1	40,000	28,000	12,000	Receives $97,440 and the remaining 12,000 GPT Units will be consolidated and participate in the stapling
Unitholder 2	35,000	28,000	7,000	Receives $97,440 and the remaining 7,000 GPT Units will be consolidated and participate in the stapling
Unitholder 3	30,000	28,000	2,000	Receives $97,440 and the remaining 2,000 GPT Units will be consolidated and participate in the stapling
Unitholder 4	25,000	25,000	–	Receives $87,000

Cash amounts owed to GPT Unitholders following cancellation of their participating Eligible Units will be paid by GPT within 10 Business Days of the Implementation Date.

Any surplus cash remaining after completion of this facility will be paid to remaining GPT Unitholders as the Special Distribution as described above.

The GPT Cash-Out Option will be funded by the proceeds of the Lend Lease Subscription (as described in section 9.5).

For the purposes of calculating the maximum number of Eligible Units that a GPT Unitholder is entitled to participate in the GPT Cash-Out Option:

- where the same person has more than one holding of Eligible Units, those holdings will be aggregated; and
- where GPT Management considers that a GPT Unitholder is not acting bona fide (including where a holding has been split in order to take advantage of the cancellation opportunity), GPT Management may aggregate holdings held by associated GPT Unitholders.

If your Eligible Units are CHESS sponsored, and your broker does not consent to your participation in the GPT Cash-Out Option (for example, because your broker has security over Eligible Units), you will not be able to elect to participate in the GPT Cash-Out Option.

The GPT Cash-Out Option differs from selling on the ASX because the price under the GPT Cash-Out Option is fixed and therefore may be more or less than the price obtained by selling on the ASX.

The GPT Cash-Out Option is not available to you if you are an Excluded Foreign Unitholder or a Hong Kong resident GPT Unitholder.

9.2 WHAT WILL LEND LEASE SHAREHOLDERS RECEIVE?

This section 9.2 describes what Lend Lease Shareholders will receive under the Merger.

Lend Lease Shareholders will participate in the stapling and receive the Merger Dividends described in this section, only if the Merger proceeds. You should note that the Merger is conditional on each of the Merger Conditions being satisfied or waived on or before 31 January 2005 (or such later date as may be agreed by Lend Lease and GPT Management). The Merger Conditions are set out in section 11.8(a).

(a) Stapled Securities

Lend Lease Shareholders will hold one Stapled Security for each of their Eligible Shares on implementation of the Merger. The Stapled Security will comprise the existing Lend Lease Share and a newly issued Consolidated GPT Unit.

Lend Lease Shareholders may choose to receive their Stapled Securities *under the Exchange Sale Facility rather than directly under the Merger* (see section 13). There may be personal taxation or investment reasons which make participating in the Exchange Sale Facility desirable for some Lend Lease Shareholders (see the discussion in section 13). The Exchange Sale Facility will not be available to Excluded Foreign Shareholders and any Lend Lease Shareholders in the US.

Lend Lease Shareholders who do not want to hold Stapled Securities may:

- dispose of all or some of their Eligible Shares in the Cash Sale Facility, and receive a cash amount for the Stapled Securities they would have otherwise received under the Merger (see section 13);
- participate in the Off Market Buy Back for all or some of their Eligible Buy Back Shares; or
- sell their Lend Lease Shares on the ASX at any time before the close of trading on last day of trading of Lend Lease Shares (expected to be 6 December 2004).

Excluded Foreign Shareholders will not be eligible to receive Stapled Securities. Excluded Foreign Shareholders will automatically participate in the Cash Sale Facility for all their Eligible Shares (other than any Eligible Shares which are bought back in the Off Market Buy Back).

(b) Merger Dividends

Lend Lease will also pay cash dividends to Lend Lease Shareholders on implementation of the Merger totalling 56.2 cents for each Lend Lease Share held on the Dividend Entitlement Date. These dividends comprise:

- a special fully franked cash dividend of 23.8 cents; and
- an additional unfranked cash dividend of 32.4 cents. This dividend represents a pro rata amount of 100% of Lend Lease's estimated net profit after tax and before goodwill amortisation and Merger costs for the period from 1 July 2004 to 30 November 2004 (being $129.3 million).

These dividends are in addition to the final unfranked dividend of 26 cents for the half year ended 30 June 2004, paid on 18 September 2004.

Lend Lease Shareholders participating in the Cash Sale Facility, Exchange Sale Facility and the Off Market Buy Back will also receive the Merger Dividends on the same basis described above.

9.3 MECHANICS OF THE MERGER

The Merger is being implemented by Court approved Lend Lease scheme of arrangement (under Part 5.1 of the Corporations Act) together with amendments to the existing constitutions of Lend Lease and GPT. An overview of the approvals required of GPT Unitholders to implement the Merger is set out in section 10.

(a) Stapling Mechanism for GPT Unitholders

This section describes the stapling mechanics that will apply to GPT Unitholders who will hold Stapled Securities.

For GPT Unitholders who will hold Stapled Securities:

1. GPT will pay the GPT Merger Distributions and Special Distribution to GPT Unitholders as described in section 9.1(d) above.
2. Eligible Units held by GPT Unitholders (other than any Eligible Units cancelled under the GPT Cash-Out Option) will be consolidated into Consolidated GPT Units on the basis described in section 9.1(b) above, with each holding being rounded up to the nearest whole number of Consolidated GPT Units.
3. A further capital distribution will be paid to GPT Unitholders of 0.01 cents for each Consolidated GPT Unit held (**Stapling Distribution**). The tax consequences of the Stapling Distribution are described in the Tax Report (see section 8).
4. GPT Management, on behalf of each GPT Unitholder, will apply the Stapling Distribution to subscribe for Lend Lease Shares at a subscription price of 0.01 cents per Lend Lease Share.
5. On receipt of the subscription amount, Lend Lease will issue to each GPT Unitholder one Lend Lease Share for each Consolidated GPT Unit held.
6. The provisions of the Stapling Deed and the constitutions of Lend Lease and GPT (as amended) will then together take effect and by operation of those agreements each Consolidated GPT Unit held by the GPT Unitholder will become Stapled to one Lend Lease Share.

(b) Stapling mechanism for Lend Lease Shareholders

This section describes the stapling mechanics which will apply to Lend Lease Shareholders who will hold Stapled Securities.

For Lend Lease Shareholders who will hold Stapled Securities:

1. Lend Lease will pay the Merger Dividends to Lend Lease Shareholders as described in section 9.2(b) above.
2. On the Implementation Date, Lend Lease will pay an additional fully franked dividend to Lend Lease Shareholders of 0.01 cents for each Eligible Share (**Stapling Dividend**).
3. Lend Lease, on behalf of each Lend Lease Shareholder, will apply the Stapling Dividend to subscribe for Consolidated GPT Units (at a subscription price of 0.01 cents per Consolidated GPT Unit).
4. On receipt of the subscription amount, GPT Management will issue to Lend Lease Shareholders one Consolidated GPT Unit for each of their Eligible Shares.
5. The provisions of the Stapling Deed and the constitutions of Lend Lease and GPT (as amended) will then together take effect and by operation of those agreements each Lend Lease Share held by the Lend Lease Shareholder will become Stapled to one Consolidated GPT Unit.

9.4 HOW DOES STAPLING WORK?

The Merger will be achieved by stapling Consolidated GPT Units to Lend Lease Shares to trade as a single security.

GPT and Lend Lease will continue to exist as separate legal entities and GPT Units and Lend Lease Shares will remain as separate legal assets. Holders of Stapled Securities will hold GPT Units and Lend Lease Shares.

However, a stapling of GPT Units and Lend Lease Shares means, among other things, that GPT Units and Lend Lease Shares will trade as one security on the ASX and will not be able to be traded or dealt with separately. For example:

- a transfer of GPT Units can only occur if it is accompanied by a transfer of the same number of Lend Lease Shares (and vice versa); and
- any issue, repurchase or redemption by GPT Management of GPT Units can only occur if matched by a corresponding issue, repurchase, capital reduction or redemption of the same number of Lend Lease Shares by Lend Lease (and vice versa).

Other features of a stapling of GPT Units and Lend Lease Shares are:

- GPT and Lend Lease will operate essentially as a co-ordinated economic group;
- GPT and Lend Lease will have identical investors with an identical proportionate interest in each entity;
- it is envisaged that GPT Management and Lend Lease will have the same directors;
- the GPT and Lend Lease constitutions (together with the Stapling Deed) will ensure that the affairs of each entity will be operated in a co-ordinated manner. For example, general meetings of GPT and Lend Lease will be held concurrently or consecutively. An overview of the key terms of the Stapling Deed is set out in section 11.8(b); and
- Stapled Security holders will receive combined reports on the Merged Group and one distribution and dividend cheque when a distribution or dividend is paid.

9.5 LEND LEASE SUBSCRIPTION

(a) Lend Lease Subscription

Lend Lease has agreed to pay GPT Management $1,311 million to subscribe for GPT Units (the **Lend Lease Subscription**). The number of GPT Units subscribed for (and the issue price of those units) will be determined by Lend Lease and GPT Management (or, if they cannot agree, an independent expert) before the Implementation Date. The Lend Lease Subscription is conditional on the Merger proceeding and will occur not more than two Business Days before the Implementation Date (but following the Stapling Record Date).

GPT will use the subscription amount paid by Lend Lease to fund the GPT Cash-Out Option and the payment of the Special Distribution described in section 9.1.

Lend Lease currently holds 17,300,373 GPT Units. Lend Lease intends to dispose of these units in the Cash Sale Facility or on-market following approval of the Merger.

GPT Units held by Lend Lease on commencement of the Merger (**Unstapled Units**), will continue to be held by Lend Lease (or a wholly owned subsidiary of Lend Lease) following the Merger as a separate class on the following basis:

- the Unstapled Units will have the same rights as other GPT Units, including the same voting and distribution rights (although Lend Lease confirms that it will not exercise the voting rights attached to these units while Lend Lease (or a wholly owned subsidiary) holds them and Lend Lease Shares and GPT Units remain stapled) other than as legally necessary to give legal effect to a resolution approved by Stapled Security holders);
- Lend Lease confirms that it has no intention to transfer any of the Unstapled Units to third parties (except to wholly owned subsidiaries of Lend Lease) or cause the Unstapled Units to be repurchased or redeemed; and
- the Unstapled Units will have no right to be stapled to Lend Lease Shares while held by Lend Lease or any of its subsidiaries.

It is not possible to predict with absolute certainty the treatment of those units over the long term as business and regulatory conditions may change. For example, if the Merged Group proposes issuing Stapled Securities as part of a future capital raising, it may become possible to include the Unstapled Units together with new shares issued by Lend Lease as part of that new Stapled Security issue. However, any action related to the Unstapled Units would require various regulatory clearances, would need to be carried out on an arm's length basis and would also require the directors of the Merged Group to form the view that such action was in the best interests of Stapled Security holders.

(b) Sources of funding

Lend Lease has sufficient cash reserves and available undrawn facilities to fund payment of the $1,311 million subscription amount and completion of the Merger.

The cash reserves are currently held in the form of Australian dollar short term bank accepted bills and commercial paper issued or accepted by counterparties with a short term Standard & Poor's credit rating of at least A1.

The facilities available to Lend Lease to fund payment of the $1,311 million subscription amount and completion of the Merger comprise:

- an A$650 million facility made available by ABN AMRO Bank NV to Lend Lease Europe Finance Plc and Lend Lease Finance Limited (each being wholly owned subsidiaries of Lend Lease). The obligations of Lend Lease Europe Finance Plc and Lend Lease Finance Limited under the facility are guaranteed by Lend Lease; and
- a £250 million facility available by Barclays Bank Plc to Lend Lease Europe Plc (being a wholly owned subsidiary of Lend Lease). The obligations of Lend Lease Europe Finance Plc under the facility are guaranteed by Lend Lease and after implementation of the Merger will also be guaranteed by GPT.

These facilities are subject to conditions precedent that are considered by Lend Lease to be standard for these types of facilities. Lend Lease expects that all conditions precedent to the facilities will be satisfied by the date on which it needs to draw down funds.

(c) Increase in Lend Lease's voting power

A GPT Implementation Resolution will be to approve the Lend Lease Subscription because the Lend Lease Subscription will result in Lend Lease acquiring a "relevant interest" which gives it "voting power" in more than 20% of GPT Units. These terms are defined in the Corporations Act. In broad terms a "relevant interest" in units is power to control the voting or disposal of units, including direct and indirect power. Also in broad terms, a person's "voting power" is the aggregate percentage of units in which it and its associates have relevant interests.

For the purposes of the takeovers provisions of the Corporations Act, any acquisition of relevant interests increasing the voting power of one or more Lend Lease entities to a level beyond 20% of GPT Units (or between 20% and 90%) is a breach of section 606 of the Corporations Act, unless it has appropriate unitholder approval (or is otherwise an exempt acquisition under the Corporations Act or pursuant to ASIC relief).

For the purposes of section 611 item 7 of the Corporations Act, and as part of the GPT Implementation Resolutions, GPT Unitholder approval is sought for:

- the acquisition by Lend Lease of 18.7% (but not more than 20.3%) of GPT Units pursuant to the Lend Lease Subscription; and
- the acquisition of up to 3% of GPT Units by Lend Lease or its associates following the Merger as part of its investment/asset management activities.

Further information on these resolutions is set out in sections 10 and 14.

9.6 OTHER ARRANGEMENTS WITH GPT

(a) Merger Implementation Agreement

Lend Lease and GPT Management have entered in a "Merger Implementation Agreement" dated 26 August 2004 under which Lend Lease and GPT Management undertake to take various steps to implement the Merger. A copy of the Merger Implementation Agreement is set out in Annexure A. An overview of its key terms is set out in section 11.8(a).

(b) Stapling Deed

Lend Lease and GPT Management will enter into a "Stapling Deed" before the Merger is implemented. The Stapling Deed sets out various matters in respect of the relationship between Lend Lease and GPT Management whilst Lend Lease Shares are Stapled to GPT Units. A copy of the Stapling Deed is set out in Annexure B. An overview of its key terms is set out in section 11.8(b).

9.7 TERMS OF ISSUE OF THE STAPLED SECURITIES

The rights and obligations of Stapled Security holders will be principally governed by the constitutions of GPT and Lend Lease (as may apply from time to time).

The constitution of GPT will apply to the GPT Unit component of the Stapled Security and Lend Lease's constitution will apply to the Lend Lease Share component of the Stapled Security. Overviews of the GPT and Lend Lease constitutions (as will apply immediately following commencement of the Merger) are set out in Annexures D and E respectively.

The rights and obligations of Stapled Security holders will also be affected by the Corporations Act, the Listing Rules and other laws which apply to GPT, Lend Lease and Stapled Security holders from time to time.

9.8 QUOTATION ON THE ASX

An application for admission of the Lend Lease Shares to quotation on the ASX (as a component of Stapled Securities consisting of Lend Lease Shares and GPT Units trading together) will be made to the operator of the ASX within 7 days after the date of this Explanatory Memorandum. If the Merger proceeds, the Stapled Securities will be quoted on the ASX. It is expected that normal trading in Stapled Securities will commence on 20 December 2004.

10. GPT UNITHOLDER MEETING INFORMATION

10.1 GPT IMPLEMENTATION RESOLUTIONS

A meeting of GPT Unitholders will be held at Wesley Conference Centre, 220 Pitt Street, Sydney, New South Wales on 17 November 2004 at 2:30pm (the **GPT Meeting**).

The Notice of Meeting convening the GPT Meeting is set out at the back of this document.

The purpose of the GPT Meeting will be to consider and, if thought fit, pass the following resolutions (the **GPT Implementation Resolutions**) necessary to give effect to the Merger:

- **(amendment of constitution)**: GPT Unitholders will consider, as a special resolution, a resolution to amend by deed poll the existing GPT Constitution (the **GPT Constitution Amendment Resolution**). The amended GPT Constitution will facilitate the stapling of GPT Units to Lend Lease Shares and authorise GPT Management to carry out the steps required to implement the Merger. The special resolution requires that at least 75% of the votes cast on the resolution by GPT Unitholders (either in person at the meeting or by proxy) be cast in favour of the resolution. The effectiveness of this resolution is conditional on the passage of the "approval of the Merger" and "approval of the Lend Lease Subscription under section 611 item 7" resolutions described below. The GPT Constitution Amendment Resolution is explained in more detail in section 10.2 below.
- **(approval of Merger)**: GPT Unitholders will consider, as a special resolution, a resolution to authorise GPT Management to carry out the Merger and do all things necessary to give effect to the terms of the Merger Implementation Agreement (the **General Approval Resolution**). This resolution effectively constitutes a general approval of the Merger and the grant of an authority to undertake the necessary steps to have the Merger implemented. The special resolution requires that at least 75% of the votes cast on the resolution by GPT Unitholders (either in person at the meeting or by proxy) be cast in favour of the resolution. This resolution is conditional on the passage of the GPT Constitution Amendment Resolution and the "approval of the Lend Lease Subscription under section 611 item 7" resolution described below.
- **(approval of the Lend Lease Subscription under section 611 item 7)**: GPT Unitholders will consider, as an ordinary resolution, a resolution pursuant to section 611 item 7 of the Corporations Act to approve Lend Lease acquiring a relevant interest in GPT Units as a result of the Lend Lease Subscription as described in section 9.5. The effectiveness of this resolution is conditional on the passage of the GPT Constitution Amendment Resolution and the General Approval Resolution.
- **(approval of the acquisition of further GPT Units under section 611 item 7)**: GPT Unitholders will consider, as an ordinary resolution, a resolution pursuant to section 611 item 7 of the Corporations Act to approve the acquisition of up to a further 3% of GPT Units by Lend Lease or its associates following the Merger as part of its investment and asset management activities (as described in more detail in section 14). The effectiveness of this resolution is subject to the passage of the GPT Constitution Amendment Resolution, the General Approval Resolution and the "approval of the Lend Lease Subscription under section 611 item 7" resolution described above.

10.2 MODIFICATIONS TO THE GPT CONSTITUTION

The GPT Constitution Amendment Resolution authorises the amendments to the GPT Constitution in the form to be tabled at the GPT Meeting. The GPT Constitution will be amended by deed poll. If the GPT Constitution Amendment Resolution is approved, the GPT Constitution will be lodged with ASIC pursuant to section 601GC of the Corporations Act and the changes will take effect on lodgement with ASIC of an order of the Court under section 411(4)(b) of the Corporations Act approving the Share Scheme.

The GPT Constitution in the form proposed to be amended is available for inspection at the registered office of GPT Management at Level 4, 30 The Bond, 30 Hickson Road, Millers Point, New South Wales between 9:00am and 5:00pm, Monday to Friday until the time of the GPT Meeting and is also available on GPT's website at www.gpt.com.au. A copy can also be made available upon request free of charge by calling the GPT Unitholder information line on 1800 350 150 (if in Australia) or +61 2 9278 9045 (if outside Australia).

In summary, the changes are directed at:

- providing for the stapling of GPT Units so that the Lend Lease Shares and GPT Units can be Stapled as part of the Merger as described in this Explanatory Memorandum; and
- authorising GPT Management to implement the Merger proposal (if all the GPT Implementation Resolutions are validly passed).

A summary of the proposed amendments to the GPT Constitution is set out below. An overview of the GPT Constitution as it will apply immediately following the Merger is set out in Annexure D.

(a) Stapling Provisions

It is proposed that the following provisions are added to the GPT Constitution in order to facilitate the stapling of the GPT Units to the Lend Lease Shares.

In this section, 'corresponding number' means in relation to an Attached Security (as defined below), the number of those securities that are Stapled to an issued GPT Unit at that time.

Power to Staple Securities

The GPT Constitution will be amended to provide that GPT Management may cause the Stapling of any security (an **Attached Security**) to the GPT Units.

The amendments to the GPT Constitution will enable the GPT Directors, subject to the Corporations Act and the Listing Rules, to staple additional securities to the GPT Units in the future. The various provisions will operate in the same way for any additional stapled securities. These amendments are designed to allow flexibility if GPT and Lend Lease later wish to acquire other entities to form part of an expanded stapled group, without the need to seek approval of the holders of Stapled Securities unless otherwise required under the Corporations Act or Listing Rules.

Stapling Provisions Paramount

The amendments to the GPT Constitution will state that the stapling provisions have effect notwithstanding any other provision of the GPT Constitution and any inconsistent clause does not operate to the extent of the inconsistency.

Unstapled Units

The Unstapled Units (held by Lend Lease as further described in section 9.5) will be a separate class, will not be Stapled to Lend Lease Shares and will not be subject to the stapling provisions of the GPT Constitution.

Mechanics of Stapling

The GPT Constitution will be amended to provide that whilst stapling applies:

- Subject to the Corporations Act, while GPT is admitted to an uncertificated trading system, a joint holding statement may be issued to evidence the holding of stapled securities.
- The number of issued GPT Units (disregarding Unstapled Units) at any time must equal the number of issued Attached Securities, divided by the relevant corresponding number.
- GPT Management must not issue GPT Units unless each of those GPT Units is Stapled to a corresponding number of each Attached Security to form a stapled security.
- GPT Management and GPT Unitholders must not do any act which would, directly or indirectly, result in any GPT Unit no longer being part of a component stapled security and in particular:
  - GPT Management must not offer a GPT Unit for subscription or sale (including by way of offering options) unless an offer is made at the same time and to the same person for the corresponding number of each Attached Security for offer or sale;
  - an offer of a GPT Unit for subscription or sale (including by way of offering options) must require the offeree to subscribe for or buy the corresponding number of each Attached Security;
  - a GPT Unitholder must not sell a GPT Unit to any person unless the corresponding number of Attached Securities is also sold to the same person at the same time;
  - GPT Management must not issue or sell a GPT Unit to any person unless the corresponding number of each Attached Security is also issued or sold to the same person at the same time;
  - GPT Management must not consolidate, split, subdivide, cancel or otherwise reorganise any GPT Units unless at the same time there is a corresponding consolidation, subdivision, cancellation or other reorganisation of the Attached Securities;
  - GPT Management must not forfeit a GPT Unitholder's unit unless the Attached Security is also forfeited; and
  - GPT Management must not register the transmission or transfer of GPT Units unless a corresponding number of each Attached Security is also transmitted or transferred.

Unstapling Date

Following approval by special resolution of GPT Unitholders (and the members of other stapled entities), GPT Management may determine a date on which the stapling provisions of the GPT Constitution will cease to apply. Stapling also ceases to apply on the winding up of a stapled entity. This provision will not prevent GPT Management subsequently determining that the stapling provisions should recommence.

Transfer of Stapled Securities

Whilst stapling applies, GPT Units forming part of a stapled security will only be accepted as a proper transfer in registrable form if the transfer relates to or is accompanied by a transfer of the corresponding number of Attached Securities from the same transferor in favour of the same transferee. Otherwise, if not so accompanied, GPT Management will be authorised to transfer those Attached Securities as agent for the transferor. GPT Management is also appointed as agent to transfer any Attached Securities with any forfeited GPT Units.

Stapled Security Register

GPT Management will cause a stapled security register to be set up and maintained.

GPT Management's Duties

GPT Management is entitled to have regard to the interests of GPT Unitholders and holders of the securities in the stapled entities as a whole.

Market Price and Issue Price

The definition of 'market price' in the GPT Constitution will be amended so as to extend the definition to allow the calculation of the market price of a stapled security (the market price for the stapled security will be calculated in the same way as for non-stapled GPT Units ie, using a weighted average ASX trading price or, if GPT believes that such a calculation does not provide a fair reflection, by an approved valuer). Additionally, changes have been made to add clarity to the approved valuer concept - in particular, to provide that the approved valuer must be independent of GPT Management, have relevant market experience and determine the fair value having regard to the nature and circumstances of the proposed offer.

Calls on Partly Paid GPT Units

The GPT Constitution will be amended to provide that while stapling applies an instalment or call on a GPT Unit will not be regarded as having been properly paid unless any amount payable at the same time in relation to a partly paid Attached Security is also paid.

Issue Price

The GPT Constitution sets out how the issue price of GPT Units will be calculated. Each of these issue price provisions will be amended to specify how the issue price of GPT Units will be calculated while the GPT Units are Stapled.

In particular, the GPT Amendment Resolution will provide that, while stapling applies to the GPT Units, GPT Management may issue GPT Units at a price determined by GPT Management provided that the total of the issue price of the GPT Units and the issue price of the Attached Securities equals the market price for the stapled securities on the Business Day prior to the day on which the offer or issue is made.

Further detail on how the issue price will be calculated is set out in section 4.2 of Annexure D, which describes the issue price provisions in the GPT Constitution (assuming that the GPT Constitution is amended in accordance with the GPT Constitution Amendment Resolution).

Meetings

In respect of meetings, the GPT constitutional amendments will provide that while stapling applies the directors, auditors and representatives of each stapled entity may attend and speak at any meeting, or invite any other person to attend and speak. It will also provide that the form of proxy used may be the same form as the holder uses in respect of the Attached Securities. Further, meetings of the GPT Unitholders will be held in conjunction with meetings of the holders of the Attached Securities.

(b) Merger

It is proposed that the GPT Constitution will also be amended to authorise GPT Management to carry out certain steps necessary to effect the Merger proposal. A summary of these authorisations is set out below.

General

The amendments provide that the Merger binds GPT Management and all present and future GPT Unitholders notwithstanding that particular GPT Unitholders may not have approved the Merger. The amendments give GPT Management a general power to carry out all things necessary, desirable or reasonably incidental to give effect to the Merger and provide that GPT Management will not have any liability for implementing the Merger to any greater extent than it is entitled to be and is in fact indemnified out of the assets of the GPT trust fund.

Agency

The GPT Constitution will be amended to include a provision that GPT Management is appointed as agent and attorney of each GPT Unitholder to execute all documents and do all things necessary or desirable to give effect to the Merger.

Implementation Steps

In particular, GPT Management has power to carry out a number of implementation steps as contemplated in this Explanatory Memorandum including to:

- make the distributions to GPT Unitholders contemplated in this Explanatory Memorandum;
- take all necessary action to implement the Cash Sale Facility and the Exchange Sale Facility;
- take all action necessary to implement the GPT Cash-Out Option (including the cancellation of the GPT Units of those GPT Unitholders who participate and payment of the consideration to those GPT Unitholders);
- consolidate the GPT Units in accordance with the formula described in this Explanatory Memorandum;
- issue those Consolidated GPT Units to Lend Lease Shareholders at 0.01 cents per Consolidated GPT Unit;
- act as agent for GPT Unitholders in subscribing for Lend Lease Shares (including to agree on each GPT Unitholder's behalf to receive Lend Lease Shares and to become a member of Lend Lease);
- on the Implementation Date for the Merger apply for each GPT Unitholder's Lend Lease Share entitlement under the Merger; and
- issue Lend Lease with the Unstapled Units (which will not be Stapled to Lend Lease Shares) at a price agreed by GPT Management and Lend Lease as the fair value of the Unstapled Units or otherwise as determined by an expert as the fair value of the Unstapled Units.

(c) Other

The provision of the GPT Constitution which limits the borrowings of GPT to 40% of trust assets will be deleted.

10.3 SECTION 611 ITEM 7 RESOLUTIONS

As set out in section 9.5, a component of the transaction structure includes Lend Lease subscribing for GPT Units (the Unstapled Units) to fund the GPT Cash-Out Option (and, to the extent that the GPT Cash-Out Option is not utilised, the Special Distribution). The approval of GPT Unitholders will be sought in relation to the Lend Lease Subscription because it will result in an increase in the voting power of one or more Lend Lease entities to a level beyond 20% in GPT Units. Further information is set out in section 14.

Where GPT Unitholder approval for the acquisition of units under section 611 item 7 of the Corporations Act is sought, ASIC's Policy Statement 74 indicates that commissioning an independent expert's report is highly desirable. An Independent Expert has been engaged for this purpose and the Independent Expert's Report has concluded that the increase in Lend Lease's relevant interest is fair and reasonable to GPT Unitholders not associated with Lend Lease.

Further information is provided in sections 9.5 and 14.

10.4 VOTING INTENTIONS

As at 1 October 2004:

- GPT Management and its associates; and
- Lend Lease and its associates,

hold in aggregate 38,489,880 GPT Units.

GPT Management and its associates (including Lend Lease) will abstain from voting their interests on each GPT Implementation Resolution where they have an interest in the resolution other than as a GPT Unitholder (unless voting in accordance with a directed proxy).

It should be noted that Lend Lease has a relevant interest in an additional approximately 96.02 million (4.8%) GPT Units as at 1 October 2004. These GPT Units are managed under contract on behalf of clients of the real estate securities business of Resolution Capital Limited, a company in which a wholly owned subsidiary of Lend Lease has a 50% shareholding. Resolution Capital Limited does not own these GPT Units, nor control the voting of these units. Voting in relation to these GPT Units will be in accordance with the instructions of the client providing the relevant investment mandate to Resolution Capital Limited.

Lend Lease also has a relevant interest in 21.2 million (1.1%) GPT Units as at 1 October 2004 through the unit holding held by GPT Management as the responsible entity of the GPT Split Trust (ARSN 090 110 213) (**GPT Split Trust**).

As announced on 1 October 2004, GPT Management, as responsible entity of the GPT Split Trust, has agreed with Lend Lease to propose a trust scheme to GPT Split Trust unitholders to be considered prior to the meeting of GPT Unitholders, but with implementation conditional on the Merger proceeding. As part of the GPT Split Trust Proposal, GPT Management, as responsible entity of the GPT Split Trust, will put a resolution to GPT Split Trust unitholders which, if passed by the requisite majorities, will direct GPT Management to vote the GPT Units it holds as responsible entity of the GPT Split Trust in favour of the Merger at the GPT meeting convened in accordance with the Notice of Meeting attached to this Explanatory Memorandum.

Under the GPT Split Trust scheme, Lend Lease has offered to acquire all of the income units and growth units in the GPT Split Trust for cash, payable following the completion of the Cash Sale Facility. The consideration offered to GPT Split Trust unitholders is as follows:

- for income units, $2.338, being an amount equal to the volume-weighted average price of those units on the ASX in the five day period to 30 September 2004[3] and assuming no wind up costs;

3 The GPT Unit volume weighted average price excludes the exercise of three call options on Friday 24 September 2004 which otherwise distort the volume weighted average price to a lower number.

- for growth units, $1.638, being the implied wind-up consideration for those units (as set out in the GPT Split Trust constitution) based on the volume-weighted average price of GPT Units on the ASX in the five day period to 30 September 2004.

If the GPT Split Trust scheme is approved, GPT Management will sell all of the GPT Units held in the GPT Split Trust into the Cash Sale Facility. If the effective GPT Unit price delivered in the Cash Sale Facility (taking into account related GPT Merger Distributions) exceeds $3.684, an amount equal to the excess will be paid, 25% to holders of GPT Split Trust income units and 75% to holders of GPT Split Trust growth units.

If approved, the GPT Split Trust scheme will be implemented immediately following the Court hearing in relation to the Judicial Advice which is expected to be on 26 November 2004 (prior to implementation of the Merger), with payment to occur after completion of the Cash Sale Facility.

The GPT Split Trust scheme will not be implemented unless approved by 75% of GPT Split Trust growth unit holders and 75% of the income unit holders. If the GPT Split Trust scheme is not implemented, GPT Management, in its capacity as responsible entity of GPT Split Trust, intends to put to GPT Split Trust growth unit holders and income unit holders an alternative resolution directing GPT Management to wind up the GPT Split Trust.

11. ADDITIONAL INFORMATION

11.1 INTRODUCTION

This section sets out additional information relating to the Merger, including the interests of directors of GPT Management and Lend Lease, agreements that GPT Management and Lend Lease have entered to implement the Merger, and other material information.

11.2 INTERESTS OF DIRECTORS

(a) Interests in marketable securities

The GPT Directors are:

- Richard Longes (Chairman)
- Peter Joseph OAM
- Malcolm Latham AM
- Ken Moss
- Brian Norris
- Elizabeth Nosworthy
- Ross Taylor

The Lend Lease Directors are:

- David Crawford (Chairman)
- Greg Clarke
- Joanne Curin
- Gordon Edington
- Peter Goldmark
- Richard Longes

The following table lists the marketable securities in GPT and Lend Lease held by or on behalf of each GPT Director and Lend Lease Director as at the date of this Explanatory Memorandum.

Director	Number of Lend Lease Shares held[1]	Number of Lend Lease Shares held under Lend Lease share plans	Number of GPT Units held
G A Clarke	1,000	–	–
D A Crawford	4,395	6,279	–
J E Curin	1,000	–	–
G G Edington	15,000	4,816	–
P C Goldmark	3,000	5,441	–
R A Longes	46,705	8,714	15,702
P C Joseph	–	–	50,000
M M Latham	26,118	–	13,195
K J Moss	–	–	25,000
B R Norris	–	–	4,097
E A Nosworthy	–	–	5,000
R H Taylor	7,899	78,712	–

(1) Includes Lend Lease Shares and GPT Units held directly, indirectly or beneficially (other than under the Lend Lease share plans)

The GPT Constitution does not require GPT Directors to hold any GPT Units. However, the Lend Lease Constitution requires each Lend Lease Director to hold at least 1,000 Lend Lease Shares. Proposed modifications to the Lend Lease Constitution as part of the Merger will have the effect of requiring each Lend Lease Director to hold at least 1,000 Stapled Securities.

The GPT Directors and Lend Lease Directors, whether as directors, members, creditors or otherwise, have no material interest in the Merger (including the Share Scheme) or any other arrangements or matters contemplated by this Explanatory Memorandum, except as members holding securities as set out above or as otherwise disclosed in this Explanatory Memorandum.

The effect of the Merger (including the Share Scheme) on those interests is the same as its effect on the interests of other persons.

(b) Agreements or arrangements with directors

Other than as set out in this section 11.2 or elsewhere in this Explanatory Memorandum, no payment or other benefit is proposed to be made or given (in connection with or conditional on the Merger, including the Share Scheme) to any director, secretary or executive officer of GPT Management or Lend Lease as compensation for loss of, or as consideration for or in connection with his or her retirement from, office in GPT Management or Lend Lease or their related bodies corporate.

Other than as set out in this section 11.2 or elsewhere in this Explanatory Memorandum, there are no agreements or arrangements made between a director of GPT Management or Lend Lease and another person in connection with or conditional on the implementation of the Merger (including the outcome of the Share Scheme). However, directors of GPT Management and Lend Lease will be entitled to participate in the Merger in respect of any securities held by or on behalf of them to the extent permitted by law.

The GPT Directors and Lend Lease Directors do not intend to participate in the GPT Cash-Out Option, Cash Sale Facility or Off Market Buy Back for any of their marketable securities described above. However, individual directors may choose to participate in the Exchange Sale Facility to the extent permitted by the terms of the Merger.

(c) Fees, insurance and indemnities

Lend Lease Director fees

Under Lend Lease's constitution, the aggregate directors' fees in any year must not exceed US$900,000 or such other amount as may be determined by Lend Lease in general meeting. It is proposed that this amount be adjusted to A$2 million as part of the amendments proposed to the constitution as part of the Merger. Consistent with these limits, directors' fees for Lend Lease directors have been set at $105,000 per annum covering all Lend Lease board duties and service on at least one board committee. The chairman's fees are $400,000 and chairmen of board committees receive an additional $25,000 per annum. These directors' fees are only payable to non executive directors. In addition, non executive directors are compensated for time spent travelling to overseas board and board committee meetings on the following basis:

Travel less than 4 hours	Nil
Travel between 4 and 12 hours	$1,500 each way
Travel over 12 hours	$4,000 each way.

Following implementation of the Merger, non-executive directors' fees will be set so as to cover their membership of both Lend Lease and GPT Management boards, based on the arrangements detailed in this section.

Lend Lease also operates retirement and share ownership plans for non executive directors approved by Lend Lease Shareholders.

For considerable additional work undertaken in connection with the Merger, David Crawford and Richard Longes received additional compensation of $117,600 and $39,200 respectively for the period from 24 May 2004 to 18 August 2004. These payments are not conditional on the Merger proceeding. For the period from 19 August 2004, where a non executive director performs further additional work in relation to the Merger, he will receive additional compensation of $2,800 per day and the travel compensation referred to above. These payments are not conditional on the Merger proceeding.

Mr Longes receives additional fees as chairman of GPT Management (see below).

Greg Clarke is the Managing Director and Chief Executive Officer of Lend Lease. Mr Clarke will be paid the following remuneration in the current financial year:

- remuneration comprising total employment cost of $2,471,040 (excluding incentives, but including superannuation and other employment benefits and international assignee allowances); and
- incentives of up to $3,437,500 and a bonus payable in respect of various deliverables associated with the Merger and strategic objectives of Lend Lease. This bonus will be paid following completion of the Merger in an amount of $1,375,000.

Joanne Curin is the Finance Director of Lend Lease. As previously announced by Lend Lease, Ms Curin has resigned from that position and has agreed to continue with Lend Lease until a successor is appointed. Ms Curin will step down from the Lend Lease board following implementation of the Merger. Ms Curin is currently paid annual remuneration comprising total employment cost of $1,409,127 (including superannuation and other employment costs) with incentives of up to $1,300,000. The amount payable on cessation of Ms Curin's employment will be $2,037,932.

Details of the remuneration and entitlements of Lend Lease Directors for the year ended 30 June 2004 have previously been disclosed to Lend Lease Shareholders.

GPT Directors

Directors' fees for GPT Management have been set at $60,000 per annum for each director covering all GPT Management board duties. The Chairman's fees are two times the standard fees paid to a director and the Chairman of the Audit & Risk Management Committee receives an additional $20,000 per annum. Other members of the Audit & Risk Management Committee receive $15,000 per annum. These directors' fees are only payable to non executive directors.

All directors' fees are paid by GPT Management and not by GPT.

Following implementation of the Merger, non executive directors' fees will be set so as to cover their membership of both Lend Lease and GPT Management boards based on the Lend Lease arrangements detailed above.

Peter Joseph, Malcolm Latham, Ken Moss and Elizabeth Nosworthy received additional amounts for the period from 24 May 2004 to 6 August 2004 of $108,000, $48,000, $36,000 and $36,000 respectively for considerable additional work undertaken in relation to the Merger. For the period from 6 August 2004, supplementary per diem fees of $2,000 will be paid to Mr Latham, Mr Moss and Ms Nosworthy, and $6,000 will be paid to Mr Joseph, for preparation for and attendance at each substantive meeting dealing with the Merger or any alternative to it. Additional overseas travel time will be paid at $2,000 per day. These payments are not conditional on the Merger proceeding.

Richard Longes is a non executive director of Lend Lease and receives remuneration from Lend Lease in that capacity (see above).

Brian Norris is a non executive director of Lend Lease Real Estate Investments Limited and receives remuneration from Lend Lease in that capacity. Mr Norris is also entitled to a retirement benefit from GPT Management equal to the total of the director's fees paid to him during the three year period prior to his retirement.

Ross Taylor is employed by the Lend Lease group in the role of Chief Executive - Asia/ Pacific and receives remuneration from Lend Lease in that capacity, including salary, short and long term incentive payments and retention payments. A bonus is payable to Mr Taylor for various additional responsibilities assumed by him in relation to the Merger, in part on the achievement of certain steps in the Merger process with the balance payable on completion of the Merger process. Following the Merger, Mr Taylor will be appointed to the role of Chief Executive – Development and Construction Asia Pacific and Americas.

Insurance and indemnities

The constitution of GPT Management contains a provision indemnifying every GPT Director out of the funds of GPT Management against all costs, charges, expenses, losses and liabilities incurred in conducting the business of GPT Management or discharging his or her duties. It also provides that no GPT Director will be liable for:

- the acts or omissions of any other director or officer of GPT Management;
- by reason of the GPT Director having joined in receipt of money not received by him or her personally;
- loss on account of defects of title to property acquired by GPT Management;
- loss on account of insufficiency of any security;
- loss incurred through any banker, broker or other agent; or
- loss incurred upon any ground whatever other than his or her own wilful acts or defaults.

Deeds of indemnity have been granted by Lend Lease in favour of Richard Longes, Peter Joseph, Malcolm Latham, Ken Moss and Elizabeth Nosworthy as directors of a Lend Lease group company.

The Lend Lease Constitution requires Lend Lease to indemnify (and if requested by a director, enter into a deed indemnifying) each Lend Lease Director on a full indemnity basis and to the full extent permitted by law for all losses, liabilities, costs, charges and expenses incurred as an officer of Lend Lease, including a liability for negligence and a liability for reasonable legal costs.

In addition, Lend Lease maintains an insurance policy for the benefit of its officers, including Lend Lease Directors and GPT Directors which insures them against liability for their conduct as directors of Lend Lease and GPT Management respectively.

(d) Other interests of directors

Other than as set out in this section 11.2 or elsewhere in this Explanatory Memorandum:

- no director or proposed director of GPT Management or Lend Lease has, or has had at any time in the two years before the date of this Explanatory Memorandum, any interests:
  - in the formation or promotion of GPT or Lend Lease;
  - in property acquired or proposed to be acquired by GPT or Lend Lease in connection with its formation or promotion or the issue of GPT Units or Lend Lease Shares; or
  - in the issue of GPT Units or Lend Lease Shares; and
- no amounts have been paid or agreed to be paid and no value or other benefit has been given or agreed to be given to any director or proposed director of GPT Management or Lend Lease:
  - to induce him or her to become, or to qualify as, a director of GPT Management or Lend Lease; or
  - for services which he or she has provided in connection with either the formation or promotion of GPT or Lend Lease or the issue of GPT Units or Lend Lease Shares under the Merger.

11.3 GPT GOVERNANCE PROCESS

The GPT Independent Directors are Peter Joseph (Chairman of the GPT Board as comprised by its Independent Directors), Malcolm Latham, Elizabeth Nosworthy and Ken Moss. The GPT Independent Directors did not participate in formulating the Merger terms put to GPT by Lend Lease and consider themselves independent and able to make a recommendation to GPT Unitholders.

The other GPT Directors, Richard Longes, Ross Taylor and Brian Norris, are all non independent directors of GPT Management and stood aside from consideration by GPT Management of the Merger proposal.

GPT Management took steps to ensure the independence and integrity of the processes by which the GPT Independent Directors evaluated and made the recommendation to GPT Unitholders. These steps include the appointment of Blake Dawson Waldron as governance adviser and the adoption of a governance protocol.

On the basis of Blake Dawson Waldron's observations and from the information provided to Blake Dawson Waldron, they have confirmed that they are satisfied that the GPT Independent Directors and their advisers have undertaken an appropriate and rigorous evaluation of the proposal in accordance with the governance protocol and that the governance protocol has been complied with in all material respects. Blake Dawson Waldron were not the legal advisers to GPT or the GPT Independent Directors on the Merger proposal.

11.4 GPT UNITHOLDERS ENTITLED TO STAPLED SECURITIES

For the purpose of identifying the GPT Unitholders entitled to participate in the Merger, dealings in GPT Units will only be recognised if:

- for dealings effected using CHESS, the transferee is registered in GPT's register of members as the holder of the relevant GPT Units by 9:00am on the Stapling Record Date; and
- for other types of dealings, dealings that occur before the close of business on the Trading Cessation Date and in respect of which registrable transmission applications or transfers in registrable form in respect of those dealings are received on or before 9:00am on the Stapling Record Date at ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney, New South Wales, 2000.

GPT will not accept for registration or recognise for any purpose any transmission application or transfer in respect of GPT Units received after the times described above.

11.5 LEND LEASE SHAREHOLDERS ENTITLED TO STAPLED SECURITIES

For the purpose of identifying the Lend Lease Shareholders entitled to participate in the Merger, dealings in Lend Lease Shares will only be recognised if:

- for dealings effected using CHESS, the transferee is registered in Lend Lease's register of members as the holder of the relevant Lend Lease Shares by 9:00am on the Stapling Record Date; and
- for other types of dealings, dealings that occur before the close of business on the Trading Cessation Date and in respect of which registrable transmission applications or transfers in registrable form in respect of those dealings are received on or before 5:00 pm on the Stapling Record Date at ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney, New South Wales, 2000.

Lend Lease will not accept for registration or recognise for any purpose any transmission application or transfer in respect of Lend Lease Shares received after the times described above.

11.6 EMPLOYEE BENEFIT VEHICLES

Lend Lease and its related bodies corporate sponsor a number of share plans both in Australia and internationally. The Lend Lease Shares in most of those plans except for the UK (Profit Share Scheme / Share Incentive Plants) and the US (Profit Share Plan) are held by LL Employee Holdings Custodian Pty Limited as custodian for the trustees of those plans. In some cases employees with entitlements to Lend Lease Shares in those plans may direct the trustees as to how those shares will be voted. In other cases, the trustees have a discretion as to voting, acting in the best interests of their beneficiaries. The trustees are independent of Lend Lease, GPT and GPT Management and will vote their Lend Lease Shares according to the relevant trust deeds and their duties as trustees.

11.7 ACQUISITION OF STAPLED SECURITIES BY FOREIGN PERSONS

Under the Australian Foreign Acquisitions and Takeovers Act 1975, it is compulsory to notify the Federal Treasurer of acquisitions of interests in Australian urban land by foreign persons and acquisitions of a substantial shareholding in an Australian company by foreign persons in certain circumstances. A Stapled Security constitutes both an interest in Australian urban land and a share. Investors who may be foreign persons for the purposes of the Foreign Acquisitions and Takeovers Act 1975 and are affected by these requirements include:

(a) a natural person not ordinarily resident in Australia;

(b) a corporation in which a natural person not ordinarily resident in Australia or a foreign corporation alone or together with an associate or associates holds not less than 15% of the voting power in the corporation or holds interests in not less than 15% of the issued shares of the corporation;

(c) a corporation in which two or more persons, each of whom is a natural person not ordinarily resident in Australia or a foreign corporation alone or together with an associate or associates hold not less than 40% of the voting power in the corporation or hold interests in not less than 40% of the issued shares of the corporation;

(d) the trustee of a trust estate in which a natural person not ordinarily resident in Australia or a foreign corporation alone, or together with an associate or associates, holds a beneficial interest in not less than 15% of the corpus or income of the trust estate; and

(e) the trustee of a trust estate in which two or more persons, each of whom is either a natural person not ordinarily resident in Australia or a foreign corporation, together with an associate or associates, hold, in the aggregate, beneficial interests in not less than 40% of the corpus or income of the trust estate.

The Foreign Acquisitions and Takeovers Regulations made under the Foreign Acquisitions and Takeovers Act 1975 provide exemptions for certain acquisitions of interests in Australian urban land such that the Foreign Acquisitions and Takeovers Act 1975 does not apply. The exemptions include an acquisition of an interest in Australian urban land where the acquisition by a single foreign person is of less than 15% (or 40% by two or more foreign persons in aggregate) of:

- the issued shares in a publicly listed Australian urban land corporation with less than 10% of its real estate assets in the form of developed residential real estate; or
- the units in an Australian urban land trust estate with at least 100 unitholders, where the units are issued pursuant to an approved prospectus and which has less than 10% of its real estate assets in the form of developed residential real estate.

The terms "Australian urban land", "Australian urban land corporation" and "Australian urban land trust estate" are defined terms under the Foreign Acquisitions and Takeovers Act 1975.

The acquisition by a foreign person of less than 15% of the Stapled Securities of the Merged Group will not be required to be notified to the Federal Treasurer under the Foreign Acquisitions and Takeovers Act 1975.

Investors requiring further information as to whether notification under the Foreign Acquisitions and Takeovers Act 1975 to the Federal Treasurer (through the Foreign Investment Review Board) is required in respect of a proposed investment or further investment in the Merged Group should consult their professional adviser.

11.8 OTHER ARRANGEMENTS BETWEEN GPT MANAGEMENT AND LEND LEASE

GPT Management and Lend Lease have entered into a number of agreements to implement the Merger.

(a) Merger Implementation Agreement

GPT Management and Lend Lease entered into the Merger Implementation Agreement. Under this deed, GPT Management and Lend Lease have undertaken to take various steps to implement the Merger. A copy of the Merger Implementation Agreement (without its annexures) is set out in Annexure A.

A brief overview of its key terms is set out below.

- **(agreement to implement Merger)**: Subject to the terms of the agreement, each party must execute all documents and take all necessary action within its power to implement the Merger and other transaction steps. Each party must assist the other in implementing the Merger.
- **(conditions)**: The parties' obligations to give effect to the Merger do not become binding until a number of conditions precedent have been satisfied or waived (on or before 31 January 2005). As at the date of this Explanatory Memorandum, the only conditions precedent yet to be satisfied or waived are:
  - GPT Unitholder approval of the GPT Implementation Resolutions by the requisite majorities;
  - the Court granting the Judicial Advice as described in section 11.14;
  - Lend Lease Shareholder approval of the LLC Implementation Resolutions by the requisite majorities;
  - Court approval of the Share Scheme under section 411(4)(b) of the Corporations Act;
  - No material adverse events impacting either the Lend Lease Group or the GPT Group, having occurred before 6.00pm on the day before the Second Court Date (see section 1.11);
  - the ASX approves the Stapled Securities for quotation; and
  - no temporary, preliminary or permanent injunction or other legal restraint preventing the Merger is in effect on the Second Court Date.
- **(termination rights)**: A party may terminate the agreement if at any time before 8:00 am on the Second Court Date (as defined in the agreement) if:
  - **(material breach)**: the other party is in material breach of the agreement and does not remedy the breach;
  - **(shareholder/unitholder approvals)**: the LLC Implementation Resolutions and the GPT Implementation Resolutions are not approved by the requisite majorities of Lend Lease Shareholders and GPT Unitholders;
  - **(regulatory intervention)**: a court or other government agency has issued a final and non-appealable order, decree or ruling or has taken other action which permanently restrains or prohibits the Merger;
  - **(prescribed occurrence)**: a "prescribed occurrence" occurs in relation to the other party after the date of the agreement. The "prescribed occurrences" for Lend Lease and GPT Management are defined as the "LLC Prescribed Occurrences" and "GPT Prescribed Occurrences" respectively in schedule 1 of the Merger Implementation Agreement;

- **(representations and warranties)**: the representations and warranties given or made by a party are not all materially true and correct on the Second Court Date (or other relevant dates on which they are expressed to be made) with the result that: there is an adverse effect on the consolidated assets or liabilities of that party's group exceeding $400 million when compared with the position had the representation or warranty been materially true and correct; there is an adverse effect on the consolidated net profit after tax of that party's group exceeding $40 million per annum when compared with the position had the representation or warranty been materially true and correct; or that party would be prevented from performing its obligations under the agreement; or
- **(change of recommendation)**: the directors of the other party (in the case of GPT, the GPT Independent Directors) change their recommendation of the Merger.

- **(Prescribed occurrences)**: Each party must use its best endeavours to procure that no "Prescribed Occurrence" occurs in relation to the party without the other party's prior written consent.
- **(Board recommendations)**: GPT Management must ensure that the GPT Independent Directors do not change their unanimous recommendation in favour of the Merger unless the independent expert appointed by GPT fails to conclude that the Merger is in the best interests of GPT Unitholders or a proposal emerges which the GPT Independent Directors consider superior. Lend Lease must ensure that the Lend Lease Directors do not change their unanimous recommendation in favour of the Merger unless the independent expert appointed by Lend Lease fails to conclude that the Merger is in the best interests of Lend Lease Shareholders or a proposal emerges which the Lend Lease Directors consider superior.
- **(access to information)**: Each party must give the other party reasonable access to its records, premises and personnel, and reasonable co-operation, for the purpose of understanding the first party's financial position, implementing the Merger and any other purpose agreed.
- **(buy back)**: Lend Lease must maintain the current suspension of its on market buy back. Lend Lease will use its best endeavours to propose and complete the Off Market Buy Back of up to $388 million of Lend Lease Shares in the most financially efficient means practicable. Lend Lease's obligation to complete the Off Market Buy Back is subject to the terms being (in the Lend Lease Directors' business judgement) reasonable as to price and in the best interests of the holders of Stapled Securities.
- **(management structure)**: The board of directors of each of Lend Lease and GPT Management will be constituted as set out in section 3. The management structure of the Merged Group will be as set out in section 3.
- **(operating philosophy)**: The operating philosophy of the Merged Group will be as set out in section 3.
- **(limitation of liability)**: A liability arising under or in connection with the agreement can be enforced against GPT Management only to the extent that the liability can be satisfied out of the assets of GPT out of which GPT Management is actually indemnified for the liability. The liability of GPT Management is not limited where there is a reduction in the extent of its indemnification out of the assets of GPT as a result of its fraud, negligence or breach of trust.

(b) Stapling Deed

GPT Management and Lend Lease will enter into the Stapling Deed before the Merger is implemented. The Stapling Deed sets out various matters in respect of the relationship between GPT Management and Lend Lease whilst GPT Units are stapled to Lend Lease Shares. A copy of the Stapling Deed is set out in Annexure B.

A brief overview of its key terms is set out below.

- **(condition precedent)**: The powers, obligations and liabilities of the parties under the Stapling Deed have no force and effect until the GPT Implementation Resolutions and LLC Implementation Resolutions (including the Lend Lease Shareholders' resolution approving the execution, delivery and performance by Lend Lease of its obligations under the Stapling Deed for the purposes of Chapter 2E of the Corporations Act) are approved and all other conditions precedent to the Merger Implementation Agreement are satisfied or waived in accordance with the Merger Implementation Agreement.
- **(shares and units stapled)**: GPT Units and Lend Lease Shares on issue from time to time are stapled to one another. Each party must not do or refrain from doing anything which would cause GPT Units and Lend Lease Shares to not be stapled.
- **(restrictions on dealings in GPT Units)**: GPT Management must not:
  - issue a GPT Unit unless Lend Lease issues a Lend Lease Share to the same person at the same time and the GPT Unit and Lend Lease Share are Stapled to one another immediately on issue;
  - cancel (whether on repurchase, redemption or otherwise) a GPT Unit unless Lend Lease cancels the Lend Lease Share Stapled to that GPT Unit at the same time;
  - make a call on, forfeit or accept the surrender of any partly paid GPT Unit unless Lend Lease makes a call on, forfeits or accepts the surrender of the partly paid Lend Lease Share Stapled to that GPT Unit;
  - convert GPT Units into a larger or smaller number of GPT Units unless Lend Lease converts the Lend Lease Share Stapled to those GPT Units into the same larger or smaller number of Lend Lease Shares;
  - vary a GPT Unit right so the holder receives a larger or smaller number of GPT Units on exercise or conversion of the unit right, unless Lend Lease varies the Lend Lease Share right Stapled to that GPT Unit right so the holder receives the same, larger or smaller number of Lend Lease Shares on exercise or conversion; or
  - agree or offer to do any of the above or invite a person to participate in any of the above transactions unless Lend Lease agrees, offers or invites a person to participate in a corresponding transaction.

Reciprocal obligations apply to Lend Lease in relation to Lend Lease Shares.

- **(registers and transfers)**: The parties must maintain a Stapled Securities register and appoint a common registrar. A party must not register any transfer of a GPT Unit or Lend Lease Share unless the other party registers the transfer of the Lend Lease Share or GPT Unit Stapled to the relevant security to the same person at the same time.
- **(unstapling)**: The stapling of GPT Units and Lend Lease Shares terminates:
  - on the Stapling becoming unlawful or prohibited by the Listing Rules;
  - on the commencement of winding up of GPT or Lend Lease; or
  - on the termination of GPT.

  The GPT and Lend Lease constitutions also provide that unstapling could occur with the approval by special resolutions of the GPT Unitholders and Lend Lease Shareholders.

- **(co-operation and consultation)**: The parties must co-operate with each other in relation to all matters relating to the Stapled Securities. These include ensuring that:
  - Stapled Security holders' meetings are held concurrently or consecutively;
  - the announcement and payment of dividends and distributions are coordinated;
  - the parties must use their best endeavours to ensure that, to the extent possible, boards of GPT Management and Lend Lease have the same composition;
  - disclosures to the ASX, ASIC and investors are co-ordinated and the parties co-operate with each other to ensure that each party complies with regulatory requirements;
  - the parties co-operate in relation to the preparation of Merged Group financial statements and other financial reports and information that is required to be publicly disclosed;
  - if the parties appoint separate auditors, the respective auditors must be directed to co-operate with one another in the performance of their audit functions;
  - consistent accounting and valuation standards and policies are applied; and
  - the parties consult with each other about their investment and borrowing policies and any proposed changes to their investment and borrowing policies and the implementation of those investment and borrowing policies.
- **(mutual financial support)**: On request, each party must (and must procure members of its group to) provide financial support to the other party (and members of its group). The financial support may include: providing financial accommodation; incurring financing debt; providing security for financing debt; and entering into any agreement or arrangement (including a negative pledge) in connection with any financing debt incurred or security provided on such terms as the other party requests.

  A party need not do anything under the above provision unless GPT Management and Lend Lease have the same directors. Similarly, a party need not do anything under the above provision to the extent that:
  - it is not in the interests of the Stapled Security holders as a whole;
  - it would have materially adverse tax implications for Lend Lease (or its controlled entities) or GPT (or its controlled entities); or
  - it would cause a member of the party's group to contravene or breach applicable laws, listing rules, directions of a government agency, its constitution or any other agreement.
- **(information)**: The parties must co-ordinate the provision of information to holders of Stapled Securities and the public. On request, each party must disclose to the other party any information that other party considers necessary or desirable to perform its obligations under the Stapling Deed or any other document, agreement or arrangement relating to the Stapled Securities.
- **(GPT's limit of liability)**: Liabilities arising in connection with the Stapling Deed can be enforced against GPT Management only to the extent to which they can be satisfied out of the assets of GPT out of which GPT Management is actually indemnified for the liability.

(c) Scheme Deeds Poll

GPT Management has entered into a deed poll in favour of Lend Lease Shareholders (***GPT Deed Poll***) under which it undertakes to issue GPT Units to Lend Lease Shareholders in accordance with the Merger Implementation Agreement. GPT Management's obligations under the GPT Deed Poll are subject to satisfaction or waiver of the conditions precedent set out in the Merger Implementation Agreement on or before 31 January 2005. Lend Lease Shareholders may enforce the GPT Deed Poll directly against GPT Management if it fails to perform its obligations. A liability arising under or in connection with the GPT Deed Poll can be enforced against GPT Management only to the extent that the liability can be satisfied out of the assets of GPT out of which GPT Management is actually indemnified for the liability.

Lend Lease has entered into a deed poll in favour of GPT Unitholders (***Lend Lease Deed Poll***) under which it undertakes to issue Lend Lease Shares to GPT Unitholders in accordance with the Merger Implementation Agreement. Lend Lease's obligations under the Lend Lease Deed Poll are subject to satisfaction or waiver of the conditions precedent set out in the Merger Implementation Agreement on or before 31 January 2005. GPT Unitholders may enforce the Lend Lease Deed Poll directly against Lend Lease if it fails to perform its obligations.

Copies of the GPT Deed Poll and Lend Lease Deed Poll are set out in Annexure C.

11.9 CONTINUOUS DISCLOSURE

(a) Additional information available from the ASX

Each of GPT and Lend Lease is a "disclosing entity" under the Corporations Act and subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules. These obligations require GPT and Lend Lease to notify the ASX of information about specified matters and events as they occur for the purpose of making that information available to the market. In particular, GPT and Lend Lease each has an obligation (subject to limited exceptions) to notify the ASX immediately on becoming aware of any information which a reasonable person would expect to have a material effect on the price or value of GPT Units and Lend Lease Shares respectively. Copies of the documents filed with the ASX may be obtained from the ASX website at www.asx.com.au.

(b) Information available from GPT

GPT Management will make copies of the following documents available for inspection at the registered office of GPT Management at Level 4, 30 The Bond, 30 Hickson Road, Millers Point, New South Wales (between 9:00am and 5:00pm on Business Days). The documents are also available on GPT's website at **www.gpt.com.au**. A copy of the following may be requested to be provided free of charge by contacting the GPT Unitholder information line on 1800 350 150 (in Australia) or +612 9278 9045 (if overseas):

- 2004 Half Year Report (for the half year ended 30 June 2004);
- 2003 Annual Report (for the year ended 31 December 2003);
- existing GPT Constitution;
- GPT Constitution in the form to be amended if the Merger is approved;
- Merger Implementation Agreement;
- Stapling Deed;
- GPT Deed Poll;
- Lend Lease Deed Poll; and
- any continuous disclosure document lodged by GPT with the ASX between the lodgement of its 2004 Half Year Report and date of this Explanatory Memorandum. A list of these documents is included in Annexure F.

Copies of documents lodged with ASIC in relation to GPT may be obtained from, or inspected at, an ASIC office.

(c) Information available from Lend Lease

Lend Lease will make copies of the following documents available for inspection at the registered office of Lend Lease at Level 4, 30 The Bond, 30 Hickson Road, Millers Point, New South Wales (between 9:00am and 5:00pm on Business Days). The documents are also available on Lend Lease's website at **www.lendlease.com.au**. A copy of the following may be requested to be provided free of charge by contacting the Lend Lease information line on 1300 302 138 (in Australia) or +612 9240 7468 (if overseas):

- 2004 Annual Report (for the year ending 30 June 2004);
- 2004 Half-Year Report (for the half year ending 31 December 2003);
- existing Lend Lease Constitution;
- amended Lend Lease Constitution (as will apply on implementation of the Merger);
- Merger Implementation Agreement;
- Stapling Deed;
- Lend Lease Deed Poll;
- GPT Deed Poll; and
- any continuous disclosure document lodged by Lend Lease with the ASX between the lodgement of its 2004 preliminary final report and full year accounts and presentation and date of this Explanatory Memorandum. A list of these documents is included in Annexure F.

Copies of documents lodged with ASIC in relation to Lend Lease may be obtained from, or inspected at, an ASIC office.

11.10 MARKET PRICE INFORMATION

GPT Units and Lend Lease Shares are officially quoted on the ASX. The following prescribed information is disclosed in relation to the market price of GPT Units and Lend Lease Shares.

	GPT Unit price (at close of trade)	Lend Lease Share price (at close of trade)
Latest recorded sale price (as at 8 October 2004)	$3.70	$11.65
Previous three months:		
High	$3.72	$11.73
Low	$3.48	$10.33
Sale price immediately before original merger proposal announced by Lend Lease	$3.05	$10.75

In addition, as at 8 October 2004, there are:

- 2,016,716,610 GPT Units on issue; and
- 398,675,475 Lend Lease Shares on issue.

11.11 GPT DIRECTORS' STATEMENT

Other than as set out in this Explanatory Memorandum, the financial position of GPT and GPT Management has not, within the knowledge of the GPT Directors, materially changed since the date of the last balance sheet reported to GPT Unitholders, namely the balance sheet as at 30 June 2004.

11.12 LEND LEASE DIRECTORS' STATEMENT

Other than as set out in this Explanatory Memorandum, the financial position of Lend Lease has not, within the knowledge of the directors of Lend Lease, materially changed since the date of the last balance sheet laid before a general meeting of Lend Lease or sent to Lend Lease Shareholders, namely the balance sheet as at 30 June 2003 (other than as set out in the balance sheet as at 30 June 2004 which is to be laid before the Annual General Meeting).

The Lend Lease Directors intend that the businesses within the Lend Lease group will be conducted as set out in sections 3 and 4 and that the employment of the present employees of the Lend Lease group will continue, except as described in this Explanatory Memorandum.

11.13 ASIC AND ASX CONSENTS

(a) ASIC Relief

GPT

ASIC has granted the following modifications and exemptions in relation to the operation of the Corporations Act as it applies to GPT Management and GPT:

- Section 601GA (as modified by Class Order 98/52) – modifications to enable Lend Lease and GPT Management to allocate the issue price of Stapled Securities between the Lend Lease Shares and GPT Units comprising them, as required under the Stapling Deed, and to extend the relief granted under Class Order 98/52 to Stapled Securities.
- Sections 601FC(1)(c) and 601FD(1)(c) – modifications to enable GPT Management and its officers respectively to act in the best interests of GPT Unitholders in their capacity as Stapled Security holders rather than solely as unitholders of GPT.
- Section 601LC – a modification of the related party provisions of the Corporations Act permitting GPT to give financial benefits to Lend Lease or any wholly owned entity of Lend Lease or a related party of GPT Management who holds Stapled Securities on terms which are not arm's length without the approval of GPT Unitholders.
- Section 601FC(1)(d) – modification to enable GPT Management to deal with the Excluded Foreign Unitholders in the manner described in the GPT Explanatory Memorandum.
- Sections 601FC(1)(d), 601GA(4) and Part 5C.6 – modifications to enable GPT Management to offer the GPT Cash-Out Option to GPT Unitholders.
- Section 601GA(1) – modification to facilitate the issue of the Unstapled Units for the fair value agreed by Lend Lease and GPT Management or, if they are unable to agree, at a price determined by an expert.
- Sections 734(5)(a) and 734(6)(b) – modifications permitting GPT Management, its related bodies corporate or any person acting on its behalf to advertise or issue publications concerning the Merger without those advertisements or publications referring to application forms.
- Section 1016A(2) – modification to allow the Merger to be implemented without the use of individual application forms by Lend Lease Shareholders.
- Division 5A of Part 7.9 – an exemption to facilitate the offering of the Sale and Exchange Facility.
- Chapter 5C and Part 7.9 – an exemption to facilitate the offer and implementation of the Sale and Exchange Facility.
- A modification of section 611 item 7 to allow Resolution 4 to be put in circumstances where the identity of the possible vendor(s) and the purchase price(s) of the GPT Units are not yet known and so that GPT Unitholders can vote on the resolution.
- Section 671B – an exemption to relieve GPT Management and the Sale Bank from making disclosure of interests in securities obtained under the Sale and Exchange Facility.
- Part 7.7 and associated regulations – modification to allow the Financial Services Guides issued by the Independent Experts to be included as part of the Lend Lease Explanatory Memorandum given to Lend Lease Shareholders.
- Part 7.7 – modification to allow the various Financial Services Guides issued for the transaction to be sent to Lend Lease Shareholders and GPT Unitholders at the addresses recorded on the GPT and Lend Lease registers of members.

- Part 7.9 – an exemption from compliance with certain requirements of Part 7.9 of the Corporations Act which are not appropriate for the Lend Lease Explanatory Memorandum (which also constitutes a product disclosure statement in relation to GPT Units).

ASIC has also granted the following modifications and exemptions in relation to the operation of the Corporations Act as it applies to the Sale Bank and ASX Perpetual: Division 5A of Part 7.9 (the unsolicited offers provisions); section 606 (the takeovers provisions); section 671B (the substantial shareholder provisions) and Chapter 5C and Part 7.9 (other than Division 5A) (the managed investment schemes provisions).

Lend Lease

ASIC has granted the following modifications and exemptions in relation to the operation of the Corporations Act as it applies to Lend Lease:

- Section 723(1) – a modification to the extent required to implement the Merger without the use of individual application forms by GPT Unitholders.
- Sections 734(5)(a) and 734(6)(b) – modifications permitting Lend Lease, its related bodies corporate and any person acting on its behalf to advertise or issue publications concerning the Merger without those advertisements or publications referring to application forms.
- Section 711(5) and 723(3) – modifications relating to statements required to be made in this Explanatory Memorandum in relation to the quotation of rewrites.
- Division 5A of Part 7.9 – an exemption to facilitate the offering of the Sale and Exchange Facility.
- Section 671B – an exemption to relieve Lend Lease and the Sale Bank from making disclosure of interests in securities obtained under the Sale and Exchange Facility.
- Chapter 5C and Part 7.9 – an exemption to facilitate the offer and implementation of the Sale and Exchange Facility.

(b) ASX Waivers

The ASX has granted GPT, GPT Management and Lend Lease the following waivers from the operation of the Listing Rules as they apply to GPT, GPT Management and Lend Lease:

Confirmations and approvals

- Listing Rule 6.1 – confirmation that the ASX considers that the terms applying to the Stapled Securities and the Unstapled Units (on condition that quotation of the Unstapled Units is not sought while the stapling continues) are appropriate and equitable.
- Listing Rule 6.2 – confirmation that the ASX considers that this rule does not apply to Unstapled Units.
- Listing Rule 6.12.3 - ASX approval of the provisions of the GPT Constitution, relating to divestment of the units of foreign unitholders, as appropriate and equitable.
- Listing Rules 11.1.2 and 11.1.3 – confirmation that the ASX considers that these rules do not aply to the Merger.
- Guidance Note 2 – confirmation that the ASX is satisfied that the terms of the stapling arrangements are appropriate.
- Listing Rule 1.1 Condition 5 – confirmation that this rule does not apply to GPT Management cancelling GPT Units under the GPT Cash-Out Option.

Waivers

- Listing Rule 2.4 – to enable the Unstapled Units to not be quoted on condition that they are not stapled to Lend Lease Shares or transferred to a third party other than to a related body corporate of Lend Lease and will continue to be entitled to vote at GPT meetings and receive distributions paid to GPT Units.
- Listing Rule 6.24 Appendix 6A item 1 – to permit Lend Lease and GPT Management to announce an estimate of the dividend and distribution that they respectively propose to pay, on the date that the dividends and distributions are announced, on condition that the actual dividend and distribution rate is advised to the ASX as soon as it becomes known.
- Listing Rule 7.1 – to enable Lend Lease to issue Lend Lease Shares exceeding 15% of its capital to GPT Unitholders under the Merger without specific shareholder approval and confirmation that the Lend Lease Shares issued with the benefit of the waiver will be treated as being issued with shareholder approval for the purposes of the note to Listing Rule 7.1.
- Listing Rule 7.1 – to enable GPT Management to issue GPT Units exceeding 15% of its capital to Lend Lease Shareholders under the Merger without specific unitholder approval and confirmation that the GPT Units issued with the benefit of the waiver will be treated as being issued with unitholder approval for the purposes of the note to Listing Rule 7.1.
- Listing Rule 7.40 Appendix 7A – to enable GPT Management and Lend Lease to proceed with the timetable in the Merger Implementation Agreement.
- Listing Rule 8.10 – to permit GPT Management and Lend Lease to refuse to register a transfer of a GPT Unit and Lend Lease Share respectively if the transfer is not accompanied by a paper based transfer of a Lend Lease Share and GPT Unit respectively.
- Listing Rule 10.1 – to permit transfers of assets between GPT Management and Lend Lease (and their wholly owned child entities) without GPT Unitholder or Lend Lease Shareholder approval on the condition that all GPT Units (other than the Unstapled Units) and Lend Lease Shares remain stapled and neither GPT Management nor Lend Lease issues any other securities that are not stapled to corresponding securities in Lend Lease or GPT (respectively).
- Listing Rule 10.11 – to permit Lend Lease to issue Lend Lease Shares to its related parties on the condition that the prior approval of Lend Lease Shareholders to the Merger is obtained.
- Listing Rule 10.11 – to permit GPT to issue GPT Units to its related parties on the condition that the prior approval of the GPT Unitholders to the GPT Constitution Amendment Resolution is obtained.
- Listing Rule 7.40, Appendix 7A, paragraph 9 and Listing Rule 3.8A – to permit Lend Lease to carry out its buy back in accordance with a modified timetable.
- Settlement Rule 5.14 – to permit GPT Management to initiate holding adjustments to effect the transfer of participating GPT Unitholders' GPT Units to the Sale Bank as part of the Sale and Exchange Facility.
- Settlement Rule 5.14 –to permit GPT Management to initiate holding adjustments to effect the cancellation of GPT Units as part of the GPT Cash-Out Option.

11.14 APPLICATION FOR JUDICIAL ADVICE

GPT Management as responsible entity of GPT applied for Judicial Advice to confirm its power to take steps required to implement the Merger. The application was made pursuant to section 63 of the Trustee Act 1925 (NSW) and heard on 8 October 2004, His Honour Justice Barrett of the Supreme Court of New South Wales made the following orders:

a) GPT Management would be justified in convening a meeting of GPT Unitholders for the purpose of those GPT Unitholders considering and, if thought fit, agreeing to the proposed Merger.

b) Any person who claims that their rights as a GPT Unitholder will be prejudiced by the amendment of the GPT Constitution and by GPT Management implementing the proposal described in this Explanatory Memorandum may, on or before 26 November 2004, apply to the Court for such orders or such directions as the circumstances may require.

c) GPT Management would be justified in circulating the Explanatory Memorandum only to GPT Unitholders registered on 12 October 2004 and thereafter to new GPT Unitholders registered on the following dates:

(i) 19 October 2004;

(ii) 26 October 2004;

(iii) 2 November 2004; and

(iv) 9 November 2004.

d) The proceedings be heard together with proceedings in relation to the Share Scheme with the evidence in those proceedings to be evidence in the Judicial Advice proceedings.

e) The Judicial Advice proceedings be stood over to 26 November 2004 at 9am before His Honour Justice Barrett.

GPT Management intends to act in accordance with the above judicial advice and upon further advice proposed to be sought from the Court on 26 November 2004 in proceeding to implement the Merger. At this hearing, GPT Management as responsible entity of GPT will apply for further Judicial Advice to the effect that it would be justified in implementing the Merger in accordance with the GPT Implementation Resolutions as approved by GPT Unitholders. GPT Management intends to act in accordance with such Judicial Advice in proceeding to implement the Merger.

If a final and non-appealable order is issued which prevents the grant of the Judicial Advice, GPT Management may terminate the Merger Implementation Agreement.

11.15 OTHER MATERIAL INFORMATION

On the basis that the Stapled Securities will at all relevant times be listed for quotation on the ASX, no duty will be payable for the issue, transfer or redemption of Stapled Securities. In the case of Western Australia, this will be the case provided that at the time of the issue, transfer or redemption, there are at least 50 GPT Unitholders, and no group of 20 or fewer GPT Unitholders hold beneficially more than 75% of the GPT units on issue. If that is not the case, then a technical liability to transfer duty may arise in Western Australia.

11.16 INTERESTS OF ADVISERS

(a) Interests of advisers

Other than as set out in this section 11.16 or elsewhere in this Explanatory Memorandum, no person named in a Merger Document as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of a Merger Document has, or in the last two years before the date of this Explanatory Memorandum has had, any interests:

- in the formation or promotion of GPT or Lend Lease;
- in property acquired or proposed to be acquired by GPT or Lend Lease in connection with their formation or promotion or the issue of GPT Units or Lend Lease Shares; or
- in the issue of GPT Units or Lend Lease Shares.

Other than as set out in this section 11.16 or elsewhere in this Explanatory Memorandum, no amounts have been paid or agreed to be paid and no value or other benefit has been given or agreed to be given to such persons in connection with the preparation or distribution of a Merger Document or in connection with the formation or promotion of GPT or Lend Lease or the issue of GPT Units or Lend Lease Shares.

(b) Costs of the Merger

The costs of the Merger include legal, taxation, financial advisory, investigating accountant and independent expert's costs. If the Merger proceeds, these costs will total approximately $68 million. If the Merger does not proceed, not all of these costs will be incurred such that the costs will total approximately $37 million, of which the costs payable by Lend Lease will be approximately $25 million.

GPT Management advisers

Grant Samuel & Associates Pty Limited is entitled to a fee of $1 million in connection with the preparation of its independent expert's report for GPT Unitholders.

Greenwoods & Freehills Pty Limited is entitled to receive professional fees of approximately $625,000 in connection with work carried out on the Merger and the preparation of the Tax Report for GPT Unitholders. Greenwoods & Freehills Pty Limited may be entitled to further fees for additional work done in accordance with its normal basis of charging.

Blake Dawson Waldron is entitled to receive professional fees of approximately $300,000 in connection with the functions it performs as governance adviser to the board of GPT Management.

Macquarie Securities (Australia) Limited will be paid $100,000 in respect of the Exchange Sale Facility and up to $600,000 in respect of the Cash Sale Facility.

ABN AMRO Equities Australia Limited will be paid $150,000 in respect of the Exchange Sale Facility and up to $600,000 in respect of the Cash Sale Facility.

Lend Lease advisers

Ernst & Young Transaction Advisory Services Limited is entitled to receive professional fees of approximately $725,000 in connection with the preparation of the independent expert's report set out in section 5 of the Lend Lease Explanatory Memorandum.

KPMG and KPMG Transaction Services (Australia) Pty Limited are entitled to receive professional fees of approximately $4 million in connection with work carried out on the Merger and the preparation of the Investigating Accountant's reports set out in section 4 of the Lend Lease Explanatory Memorandum.

Greenwoods & Freehills Pty Limited is entitled to receive professional fees of approximately $1.5 million in connection with work carried out on the Merger and the preparation of the tax report set out in section 6 of the Lend Lease Explanatory Memorandum. Greenwoods & Freehills Pty Limited may be entitled to further fees for additional work done in accordance with its normal basis of charging.

ABN AMRO Equities Australia Limited will be paid $150,000 in respect of the Exchange Sale Facility and up to $600,000 in respect of the Cash Sale Facility.

Macquarie Securities (Australia) Limited will be paid $100,000 in respect of the Exchange Sale Facility and up to $600,000 in respect of the Cash Sale Facility.

11.17 MISCELLANEOUS

(a) Consents and disclaimers

The following persons have given and have not, before the date of issue of this Explanatory Memorandum, withdrawn their consent to:

- be named in a Merger Document in the form and context in which they are named;
- the inclusion of their respective reports or statements noted next to their names and the references to those reports or statements in the form and context in which they are included in a Merger Document; and
- the inclusion of other statements in a Merger Document which are based on or referable to statements made in those reports or statements, or which are based on or referable to other statements made by those persons in the form and context in which they are included.

Name of person	Named as	Reports or statements
ABN AMRO Equities Australia Ltd	Sale Bank	Statements set out in section 11.16(b) and 11.17(a)
ABN AMRO Bank NV	Bank	Statements set out in section 9.5(b)
Blake Dawson Waldron	Governance adviser	Statements made in the Chairman's letter and sections 1.8 and 11.3
Ernst & Young Transaction Advisory Services Limited	Independent expert	Independent expert's report set out in the Lend Lease Explanatory Memorandum
Grant Samuel & Associates Pty Limited	Independent Expert	Independent Expert's report set out in section 7
Greenwoods & Freehills Pty Limited	Tax adviser	Tax Report set out in section 8
KPMG and KPMG Transaction Services Pty Limited	Investigating Accountant	Reports set out sections 5 and 6
Macquarie Securities (Australia) Limited	Sale Bank	N/A
Standard & Poor's (Australia) Pty Ltd	Credit rating agency	Statements attributed to Standard & Poor's in sections 2.3,4.12 and in the Independent Expert's Report set out in section 5.5 and 6.5.3
ASX Perpetual Registrars Limited	Unitholder Registry	N/A
PricewaterhouseCoopers	Auditor	N/A

Each of the above persons:

- does not make, or purport to make, any statement in a Merger Document other than those statements referred to above and as consented to by that person; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of a Merger Document other than as described in this section with the person's consent.

(b) Circumstances requiring issue of a supplementary Explanatory Memorandum

A supplementary explanatory memorandum will be issued if GPT Management or Lend Lease become aware of any of the following events between the date of issue of the Merger Documents and the date the Stapled Securities are quoted on the ASX:

- a material statement in a Merger Document is misleading or deceptive;
- there is a material omission from a Merger Document;
- there has been a significant change in a matter included in a Merger Document; or
- a significant new circumstance has arisen and it would have been required to be included in a Merger Document.

11.18 DIRECTORS' CONSENT TO LODGEMENT

The directors of GPT Management have given (and not withdrawn) their consent to lodgement of the Merger Documents with ASIC.

The directors of Lend Lease have given (and not withdrawn) their consent to lodgement of the Merger Documents with ASIC.

11.19 NO OTHER INFORMATION

Other than as set out in the Merger Documents:

- there is no other information within the knowledge of any director of GPT Management that is material to the making of a decision in relation to the Merger and that has not previously been disclosed to GPT Unitholders;
- there is no other information within the knowledge of any director of Lend Lease that might reasonably have a material influence on the decision by GPT Unitholders whether to acquire Lend Lease Shares under the Merger and that has not previously been disclosed to Lend Lease Shareholders; and
- there is no other information within the knowledge of any director of Lend Lease that GPT Unitholders and their professional advisers would reasonably require to make an informed assessment of the matters required to be disclosed by the Corporations Act in relation to Lend Lease Shares.

11.20 NO UNACCEPTABLE CIRCUMSTANCES

GPT Management and Lend Lease and their respective directors are not aware of any matter which could in their opinion give rise to a declaration of unacceptable circumstances in relation to the Merger pursuant to Division 2B of Part 6.10 of Chapter 6 of the Corporations Act.

12. ADDITIONAL INFORMATION FOR INTERNATIONAL HOLDERS

This section 12 sets out important information for GPT Unitholders who are not resident in Australia.

All Excluded Foreign Unitholders who continue to hold GPT Units at the Stapling Record Date will automatically participate in the Cash Sale Facility (as described in section 13.6) for all their GPT Units unless the specific criteria set out below is satisfied. Excluded Foreign Unitholders are not eligible to receive Stapled Securities.

The GPT Cash-Out Option is not available to Excluded Foreign Unitholders or Hong Kong resident GPT Unitholders.

The Exchange Sale Facility is not available to any Excluded Foreign Unitholders, Hong Kong resident GPT Unitholders or GPT Unitholders who are in the US or who are acting on behalf or for the account of persons who are in the US.

GPT Unitholders who are not resident in Australia should obtain advice on the taxation implications arising in their local jurisdiction of participating in the Merger, the Cash Sale Facility or the Exchange Sale Facility (as relevant).

12.1 EXCLUDED FOREIGN UNITHOLDERS

You will be eligible to receive Stapled Securities under the Merger if you are a resident of Australia, New Zealand, the US or Germany. Residents of all other countries will not be eligible to receive Stapled Securities under the Merger unless you are a resident of:

- the UK, and you meet the criteria set out in section 12.3;
- Hong Kong, and you meet the criteria set out in section 12.4; or
- Singapore, and you meet the criteria set out in section 12.5.

If you are a GPT Unitholder and you do not meet the above criteria, you will be eligible to receive Stapled Securities under the Merger only if you are able to demonstrate to Lend Lease's satisfaction before the Effective Date that Lend Lease may lawfully issue Lend Lease Shares to you either unconditionally or after compliance with such conditions as Lend Lease in its absolute discretion regards as acceptable and not unduly onerous. If you wish to make an application of this nature, you should do so in writing:

- setting out the reasons why you believe Lend Lease Shares may be lawfully issued to you under the Merger, and any conditions or requirements that Lend Lease (or any other person) would need to satisfy or comply with in order to do so; and

- attaching a signed declaration certifying that you are a person to whom Lend Lease Shares may be lawfully issued under the Merger, together with appropriate legal advice from a qualified legal adviser in your country of residence confirming the matters stated in the application and certified in the declaration.

Applications and accompanying documents should be directed to the Company Secretary – Lend Lease Corporation Limited and sent by post or facsimile to Level 4, the Bond, 30 Hickson Road, Millers Point, NSW 2000 or if by facsimile to +612 9383 8146, together with your name, address and other contact details. Applications must be received by no later than 5:00pm on 15 November 2004.

12.2 TAXATION CONSEQUENCES

GPT Unitholders who are subject to taxation outside Australia should consult their tax adviser as to the applicable tax consequences of the Merger.

In particular, in respect of New Zealand resident GPT Unitholders, it is unclear whether the receipt of Stapled Securities will constitute a dividend that is subject to income tax. Furthermore, depending on the individual circumstances of GPT Unitholders, New Zealand resident GPT Unitholders may also be liable for income tax on any gains from the sale of units. New Zealand resident GPT Unitholders should seek independent tax advice from their professional tax adviser on the applicable tax consequences of the Merger, GPT Cash-Out Option, the Cash Sale Facility and Exchange Sale Facility.

12.3 GPT UNITHOLDERS IN THE UK

In the UK, communication of this document is restricted pursuant to section 21 (restrictions on financial promotion) of the Financial Services and Markets Act 2000 (as amended). GPT Unitholders resident in the UK who are:

- "investment professionals" (being persons having professional experience in matters relating to investments) within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) (the "Financial Promotion Order") and are also persons falling within paragraph (2)(a) of Regulation 7 of the Public Offers of Securities Regulations 1995 (as amended) (the "POS Regulations"); or
- persons to whom one of paragraphs (2)(a) to (d) of Article 49 (high net worth companies, unincorporated associations etc.) of the Financial Promotion Order applies and are also persons falling within paragraph (2)(a) of Regulation 7 of the POS Regulations,

and who have executed a declaration in a form acceptable to Lend Lease certifying that they are a person who meets the above criteria and returned that declaration to the Company Secretary – Lend Lease Corporation Limited so it is received by no later than 5:00pm on 15 November 2004 are eligible to receive Stapled Securities under the Merger.

12.4 GPT UNITHOLDERS IN HONG KONG

This Explanatory Memorandum does not constitute an offer of, or an invitation to subscribe for or purchase, any securities in Hong Kong. This Explanatory Memorandum is not a prospectus within the meaning of the Hong Kong Companies Ordinance nor is it an advertisement, invitation or document subject to section 103(1) of the Hong Kong Securities and Futures Ordinance. In addition, this Explanatory Memorandum has not been authorised or approved by the Securities and Futures Commission in Hong Kong, nor has a copy of it been registered by the Registrar of Companies in Hong Kong. Accordingly, only GPT Unitholders resident in Hong Kong who:

- are "professional investors" within the meaning of the Hong Kong Securities and Futures Ordinance (Cap. 571) and any rules made thereunder and whose ordinary business is to buy or sell shares or debentures, whether as principal or agent (**Hong Kong Professional Investor**); and
- have executed a declaration in a form acceptable to Lend Lease certifying that they are a Hong Kong Professional Investor and returned that declaration to the Company Secretary – Lend Lease Corporation Limited so it is received by no later than 5:00pm on 15 November 2004,

are eligible to receive Stapled Securities under the Merger.

12.5 GPT UNITHOLDERS IN SINGAPORE

This Explanatory Memorandum has not been and will not be registered as a prospectus with the Monetary Authority of Singapore and does not constitute an offer to the public in Singapore. This Explanatory Memorandum and any other document or material in connection with it must not be circulated or distributed by any recipient whether directly or indirectly to the public or any member of the public in Singapore. Accordingly, GPT Unitholders resident in Singapore who:

- are persons specified in section 304 of the Securities and Futures Act (Cap 289 of Singapore) (**Singapore Professional Investor**); and
- have executed a declaration in a form acceptable to Lend Lease certifying that they are a Singapore Professional Investor and returned that declaration to the Company Secretary – Lend Lease Corporation Limited so it is received by no later than 5:00pm on 15 November 2004,

are eligible to receive Stapled Securities under the Merger.

12.6 GPT UNITHOLDERS IN THE US

The Merger involves an exchange under the Securities Act of GPT Units for Stapled Securities that are comprised of GPT Units and shares in Lend Lease, which is a non-US company. The proposed Merger and the offer of Stapled Securities are subject to Australian disclosure requirements, which are different from those of the US. Financial statements included in the Merger Documents have been prepared in accordance with Australian accounting standards and Australian GAAP, which may not be comparable to the financial statements of a US company. For GPT Unitholders resident in the US, there are significant differences between Australian GAAP and US GAAP and these differences might be material. The financial information included in the Merger Documents was prepared with a view towards compliance with Australian practice and not SEC guidelines and rules. Further information for GPT Unitholders resident in the US about these matters is set out in section 12.7.

It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, as GPT and Lend Lease are located in Australia, and some or all of their respective officers and directors may be residents of countries other than the US. You may not be able to sue GPT or Lend Lease or their respective officers or directors in a non-US court for violations of the US securities laws. It may be difficult to compel GPT and Lend Lease and their affiliates to subject themselves to a US court's judgement. You should be aware that Lend Lease may repurchase Lend Lease Shares and subscribe for GPT Units through other transactions which are described in the Merger Documents.

The Stapled Securities have not been registered under the Securities Act, or any applicable US state securities laws. Such securities may not be offered or sold in the US unless such securities have been registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available.

12.7 CAUTION ABOUT FINANCIAL DISCLOSURE FOR US PERSONS

The pro forma historical financial information included in this Explanatory Memorandum does not purport to be in compliance with Article 11 of Regulation S-X of the Rules and Regulations of the SEC. Under Article 11, pro forma income statements must be presented assuming the relevant transaction had been consummated at the beginning of the financial year presented and may only include adjustments which give effect to events that are directly attributable to the transaction, are expected to have a continuing impact on the entity and are factually supportable. Pro forma adjustments related to the pro forma statement of financial position must be computed assuming the transaction was consummated on the date of the statement of financial position being presented and must include adjustments which give effect to events that are directly attributable to the transaction and factually supportable, regardless of whether they have a continuing impact or are non-recurring.

Further, investors should be aware that certain of the financial data included in this Explanatory Memorandum may be considered "non-GAAP financial measures" under Regulation G of the US Exchange Act. For example, this Explanatory Memorandum presents EBITDA data. GPT Management and Lend Lease believe that EBITDA is a widely recognised performance metric in the property industry. GPT Management and Lend Lease believe that EBITDA provides management and investors useful information about the operating performance of the relevant entity prior to considering financing decisions, but should not be considered as an indication of, or alternative to, profit from ordinary activities after income tax expense, as an indicator of financial performance or as an alternative to cash flow as a measure of liquidity. Other entities in the property industry may calculate EBITDA in a different manner to GPT Management and Lend Lease. The disclosure of such non-GAAP financial measures in the manner included in this Explanatory Memorandum may not be permissible in a registration statement under the Securities Act.

In accordance with customary practice in public documents in Australia, this Explanatory Memorandum includes prospective financial information for the financial year ending 30 June 2005. The prospective financial information is the responsibility of directors of GPT Management and Lend Lease and has been prepared in accordance with Australian GAAP. The prospective financial information was not prepared with a view toward compliance with published guidelines of the SEC or the guidance established by the American Institute of Certified Public Accountants for the preparation and presentation of prospective information.

The prospective financial information contained in the Explanatory Memorandum necessarily is based upon a number of estimates and assumptions that, while presented with numerical specificity and considered reasonable by GPT Management and Lend Lease, and their directors are inherently subject to significant business, economic and competitive uncertainties and contingencies many of which are beyond the control of GPT Management and Lend Lease and their directors, and upon estimates and assumptions with respect to future business decisions which are subject to change. The inclusion of this information in the Explanatory Memorandum should not be regarded as a representation or warranty with respect to its accuracy or the accuracy of the underlying estimates or assumptions or that the Merged Group will achieve or is likely to achieve any particular results. This information also assumes the success of the Merged Group's business strategies. The success of the strategies is subject to uncertainties and contingencies beyond the Merged Group's control and the control of the directors, and no assurance can be given that the strategies will be effective or that the anticipated benefits from the strategies will be realised in the period for which forecasts have been prepared or otherwise. Accordingly, there can be no assurance that these results will be realised. The prospective financial information presented in the Explanatory Memorandum may vary from actual results, and these variations may be material. Investors in the Stapled Securities are cautioned not to place undue reliance on this information.

The attention of investors is also drawn to the developments and uncertainties affecting the Merged Group's business that are discussed throughout this Explanatory Memorandum. The prospective financial information should be read together with the assumptions and sensitivity analysis set out in sections 4.5, 4.7 and 4.8 and the risk factors set out in section 4.17. GPT Management and Lend Lease have no intention to update this information or to publish prospective financial information in the future.

The Investigating Accountant's Report in the Explanatory Memorandum relating to the Merged Group's forecast financial information has been prepared in accordance with Australian Auditing Standard AUS 902 "Review of Financial Reports". Their review has not been carried out in accordance with auditing or other standards and practices generally accepted in the US or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices. The report was not prepared with a view toward compliance with published guidelines of the SEC or the guidance established by the American Institute of Certified Public Accountants and it should not be relied upon as if it had been prepared on that basis.

Certain statements in this Explanatory Memorandum may constitute "forward-looking statements." Such forward-looking statements are based on the beliefs of the management of GPT Management and Lend Lease as well as assumptions based on information available to GPT Management and Lend Lease. When used in this Explanatory Memorandum, the words "anticipate", "believe", "intend", "estimate" and "expect" and similar expressions, as they relate to GPT Management, Lend Lease or their respective management, are intended to identify forward-looking statements. Such forward-looking statements reflect the current views of GPT Management and Lend Lease with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Merged Group to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These forward-looking statements include, without limitation, risks and uncertainties associated with:

- general economic and industry conditions, including in particular economic conditions and general conditions affecting the property industry in Australia, the US, Japan and the UK;
- the Merged Group's ability to successfully implement its growth strategy; and
- fluctuations in foreign currency exchange and interest rates.

Some of these factors are discussed in more detail in section 4.17 and elsewhere in this Explanatory Memorandum. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Explanatory Memorandum as anticipated, believed, intended, estimated or expected.

Because these and other factors referred to in this Explanatory Memorandum could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement, investors should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. GPT Management and Lend Lease have no intention to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict what will arise. In addition, GPT Management and Lend Lease cannot assess the impact of each factor on the Merged Group or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those described in any forward-looking statements.

13. CASH SALE FACILITY & EXCHANGE SALE FACILITY

13.1 OVERVIEW

The Cash Sale Facility and the Exchange Sale Facility will be made available to both GPT Unitholders and Lend Lease Shareholders under which they can sell or exchange some or all of their Eligible Units and Eligible Shares prior to implementation of the Merger.

The availability of the Cash Sale Facility and the Exchange Sale Facility is conditional on each of the Merger Conditions being satisfied or waived.

Investors other than Excluded Foreign Investors may elect to participate in either the Exchange Sale Facility or Cash Sale Facility (in respect of some or all of their Eligible Securities) by making an appropriate election on the enclosed "Election Form". If no election is made, you will automatically hold Stapled Securities in the manner described in section 9.1 above and you will not participate in either facility.

GPT Unitholders participating in the Cash Sale Facility or Exchange Sale Facility will still be entitled to receive the GPT Merger Distributions for all GPT Units held as at the Distribution Entitlement Date.

If you wish to elect to participate in the Cash Sale Facility or Exchange Sale Facility, you will need to sign and complete the Election Form and return it to ASX Perpetual in the enclosed prepaid envelope so it is received by no later than 5:00pm on 15 November 2004. You may lodge the Election Form any time from when you receive this Explanatory Memorandum and the expiry of this period. A copy of the Election Form is enclosed with the Merger Documents.

The Exchange Sale Facility is not available to any Excluded Foreign Unitholders, Hong Kong resident GPT Unitholders or GPT Unitholders who are in the US or who are acting on behalf or for the account of persons who are in the US.

All Excluded Foreign Unitholders who continue to hold GPT Units at the Stapling Record Date will automatically participate in the Cash Sale Facility unless the specific criteria set out in section 12 is satisfied.

If you are a Lend Lease Shareholder, you will need to read the Lend Lease Explanatory Memorandum as it contains important information in relation to your participation in the Cash Sale Facility or Exchange Sale Facility. If you do wish to elect to participate in the Cash Sale Facility or Exchange Sale Facility for your Lend Lease Shares, you will need to sign and complete the Election Form that accompanied the Lend Lease Explanatory Memorandum and return it as instructed.

13.2 IMPORTANT INFORMATION ABOUT THE CASH SALE FACILITY AND EXCHANGE SALE FACILITY

The GPT Directors do not make any recommendation or give any advice as to whether you should participate in the Cash Sale Facility or Exchange Sale Facility, or if you do, the nature of your participation.

Your decision whether or not to participate in the Cash Sale Facility or Exchange Sale Facility and the nature of any participation should only be made having regard to your own particular circumstances and after consultation with your investment, financial, taxation or other professional adviser.

In particular, taxation considerations will be important. Some general comments on the Australian tax consequences of the Cash Sale Facility and Exchange Sale Facility are set out in the Tax Report at section 8. Some further commentary and a number of worked examples are set out at section 13.8. However you are urged to obtain taxation advice from your own taxation adviser before making any decision in relation to your participation in the Cash Sale Facility or Exchange Sale Facility.

13.3 SALE BANK

GPT Management and Lend Lease have appointed ABN AMRO Equities Australia Limited (**ABN Equities**) and Macquarie Securities (Australia) Limited (**Macquarie**) as joint banks to perform the functions of the "Sale Bank" under the Cash Sale Facility and Exchange Sale Facility. ABN Equities and Macquarie have entered into an agreement with GPT Management, Lend Lease and ASX Perpetual under which they have agreed to perform the functions of the Sale Bank under the Cash Sale Facility and Exchange Sale Facility.

ABN Equities and Macquarie have each entered into a deed poll in favour of GPT Unitholders under which they have undertaken to perform their respective obligations in relation to the Cash Sale Facility and Exchange Sale Facility.

13.4 OTHER INFORMATION ABOUT THE CASH SALE FACILITY AND EXCHANGE SALE FACILITY

The prevailing market price of Stapled Securities on the ASX following implementation of the Merger may change from time to time. Information about the price of GPT Units as at 8 October 2004 is set out in section 11.10. You may obtain information about the price of Stapled Securities following implementation of the Merger by contacting the GPT Unitholder information line on 1800 350 150 (in Australia) or +61 2 9278 9045 (if overseas) until 30 January 2005 or from other sources where the prices of ASX listed securities are from time to time published (such as the ASX website at **www.asx.com.au**).

You may obtain information about the number of GPT Units you hold from time to time by contacting GPT's unitholder registry on 1800 025 095.

You will not pay any expenses or transaction costs (such as brokerage) to the Sale Bank in connection with your participation in the Cash Sale Facility or Exchange Sale Facility.

If GPT Management, Lend Lease, the Sale Bank or ASX Perpetual makes any additional information available about the Cash Sale Facility or Exchange Sale Facility, that information will be made available on GPT's website at **www.gpt.com.au**. A copy of any additional information may be requested to be provided free of charge by calling the numbers listed above.

13.5 EXCHANGE SALE FACILITY

This section describes the mechanics of how the Exchange Sale Facility will operate for GPT Unitholders.

You can choose to participate in the Exchange Sale Facility by completing the relevant section in the Election Form.

If you participate in the Exchange Sale Facility, your Eligible Units will be transferred to Macquarie in consideration of Macquarie agreeing to transfer to you, by 22 December 2004 (based on the current timetable), the same number of Stapled Securities which you would have received for those Eligible Units had they not participated in the Exchange Sale Facility (as determined on the same basis as set out in section 9.1(b) following application of the Merger Ratio).

The following mechanics apply to GPT Unitholders who participate in the Exchange Sale Facility:

- On the Stapling Record Date, all Eligible Units participating in the Exchange Sale Facility (including all rights attaching to them, except third party rights and some security interests) will be transferred to Macquarie.
- GPT Units held by Macquarie under the Exchange Sale Facility will be consolidated into Consolidated GPT Units on the same basis as described in section 9.1(b), with each holding being rounded up to the nearest whole number of Consolidated GPT Units. For the purposes of this consolidation, holdings of Eligible Units transferred to Macquarie from different GPT Unitholders will be treated as if they are separate holdings.
- A capital distribution will be payable by GPT Management to Macquarie of 0.01 cents for each Consolidated GPT Unit held by Macquarie under the Exchange Sale Facility following the GPT Unit consolidation described above.
- GPT Management will apply the distribution payable to Macquarie to subscribe for Lend Lease Shares (at a subscription price of 0.01 cents per Lend Lease Share).
- On receipt of the subscription amount, Lend Lease will issue to Macquarie one Lend Lease Share for each Consolidated GPT Unit held by Macquarie under the Exchange Sale Facility.
- By operation of the provisions of the Stapling Deed and the constitutions of GPT and Lend Lease (as amended), each Consolidated GPT Unit held by Macquarie under the Exchange Sale Facility will become Stapled to one Lend Lease Share.
- Macquarie will transfer to ESF Participants the same number of Stapled Securities which each ESF Participant would have received for their participating Eligible Units had those Eligible Units not participated in the Exchange Sale Facility (as determined on the same basis as set out in section 9.1(b)). It is anticipated that Macquarie will transfer the Stapled Securities to ESF Participants on or around 22 December 2004.

If you participate in the Exchange Sale Facility:

- you are disposing of, for tax purposes, each participating GPT Unit;
- no tax rollover relief is available for participating GPT Units; and
- you may realise a taxable gain or loss depending on your particular circumstances.

Accordingly, it is important that you carefully consider the tax consequences of participating in the Exchange Sale Facility in light of your personal tax position. You should obtain your own specialist tax advice. A key feature of the Exchange Sale Facility is that GPT Unitholders who acquired (or are deemed to have acquired) their Eligible Units prior to the commencement of Australian capital gains tax on 20 September 1985, will be able to dispose of those Eligible Units and acquire Stapled Securities at a market price cost base. There may be adverse Australian tax consequences for these GPT Unitholders if they do, or do not, participate in this facility, depending on their particular circumstances as set out below and of the Tax Report in section 8.

Participation in the Exchange Sale Facility would establish a higher cost base in the Lend Lease Shares. However, participation in the Exchange Sale Facility constitutes a disposal of the GPT Units and may give rise to CGT. GPT Unitholders should seek their own tax advice as to whether they should participate in the Exchange Sale Facility.

13.6 CASH SALE FACILITY

This section describes the mechanics of how the Cash Sale Facility will operate for GPT Unitholders.

The Cash Sale Facility will allow GPT Unitholders to receive cash in lieu of Stapled Securities for their Eligible Units. If you participate in the Cash Sale Facility, your Eligible Units will be transferred to Macquarie and the Stapled Securities to which you would otherwise be entitled will be received by the Sale Bank, which will then sell the Stapled Securities following the Merger and remit your share of the cash proceeds received by the Sale Bank from selling all of the Stapled Securities you would otherwise have received under the Merger (**Your Stapled Securities**). Your share will be the proportion of the total cash proceeds that the number of Stapled Securities you would have received had you participated in the Merger bear to the total number of Stapled Securities sold under the Cash Sale Facility. Due to a number of factors, including the time period between the date of this Explanatory Memorandum and the Implementation Date, uncertainties surrounding market conditions leading up to the Implementation Date, uncertainty in relation to the precise mechanics of the sale process and uncertainty in relation to the demand for Stapled Securities following the Merger, GPT Management cannot give a likely sale price for the Stapled Securities under the Cash Sale Facility.

All Excluded Foreign Unitholders will automatically participate in the Cash Sale Facility for all their Eligible Units. Other GPT Unitholders may choose to participate in the Cash Sale Facility by completing the Cash Sale Facility option in the Election Form.

The following mechanics apply to GPT Unitholders who participate in the Cash Sale Facility:

- On the Stapling Record Date, all Eligible Units participating in the Cash Sale Facility (including the legal and beneficial title to those Eligible Units) will be transferred to Macquarie.
- GPT Units held by Macquarie under the Cash Sale Facility will be consolidated into Consolidated GPT Units on the same basis as described in section 9.1(b), with each holding being rounded up to the nearest whole number of Consolidated GPT Units. For the purposes of this consolidation, holdings of Eligible Units transferred to Macquarie from different GPT Unitholders will be treated as if they are separate holdings.
- A capital distribution will be payable by GPT Management to Macquarie of 0.01 cents for each Consolidated GPT Unit held by the Macquarie under the Cash Sale Facility following the GPT Unit consolidation described above.
- GPT Management will apply the distribution payable to Macquarie to subscribe for Lend Lease Shares (at a subscription price of 0.01 cents per Lend Lease Share).
- On receipt of the subscription amount, Lend Lease will issue to Macquarie one Lend Lease Share for every Consolidated GPT Unit held by Macquarie under the Cash Sale Facility.
- By operation of the provisions of the Stapling Deed and the constitutions of GPT and Lend Lease (as amended), each Consolidated GPT Unit held by Macquarie under the Cash Sale Facility will become Stapled to one Lend Lease Share.
- On, or as soon as practicable after the Implementation Date, Macquarie together with ABN Equities will pool all the Stapled Securities held under the Cash Sale Facility and will make them available for purchase by institutional and/or professional investors via a bookbuild sale process. As part of that sale process, the Sale Bank is obliged to achieve the best price for Stapled Securities that is reasonably obtainable bearing in mind a number of factors, including the number of Stapled Securities to be sold, the demand for Stapled Securities under the Cash Sale Facility or generally and maintaining an orderly market for Stapled Securities. The price the Sale Bank is able to achieve may be adversely affected by the requirement that the sales be completed by 24 December 2004 (or such later date as the Sale Bank, GPT Management and Lend Lease agree) or by disposing of a large volume of Stapled Securities on the ASX or through another mechanism otherwise than on a licensed market (including through a bookbuild). It should be noted that Lend Lease may elect to dispose of the 17,300,373 GPT Units it currently holds under the Cash Sale Facility. The Stapled Securities will be sold by the Sale Bank in Australia and internationally, in transactions exempt from the registration requirements of the Securities Act pursuant to Regulation S and in the US to "qualified institutional buyers" as defined in Rule 144 A of the Securities Act. Stapled Securities sold in the US will be subject to transfer restrictions as specified in the sale process documentation.
- On completion of the bookbuild, a sale price for each Stapled Security sold under the Cash Sale Facility will be determined by the Sale Bank after consultation with the Merged Group and this will be the total cash proceeds of the bookbuild divided by the number of Stapled Securities sold under the Cash Sale Facility. The sale price will not necessarily be the highest price at which the Stapled Securities could be sold on the ASX. All GPT Unitholders and Lend Lease Shareholders who participate in the Cash Sale Facility will receive the same price per Stapled Security.

GPT Management and the Sale Bank give no assurance as to the sale price that will be achieved and determined for the sale of Stapled Securities under the Cash Sale Facility. The proceeds you would receive under the Cash Sale Facility may be more or less than the total market value of your GPT Units as at the close of trading on ASX on 8 October 2004 or more or less than the price you could have otherwise obtained had you disposed of your Eligible Units in other ways, for example:

- **if you sell your Eligible Units on the ASX before the close of trading on the last day of trading of GPT Units, expected to be 6 December 2004;**
- **if you participate in the Merger and sell the Stapled Securities you receive on the ASX following the Merger; or**
- **if you dispose of your Eligible Units in the GPT Cash-Out Option.**

ASX Perpetual will remit the cash proceeds from the sale to ASX Perpetual for payment to each participant. It is anticipated that this will occur on or around 31 December 2004.

13.7 ALTERNATIVES TO THE CASH SALE FACILITY

The Cash Sale Facility offers an alternative to selling on-market before the close of trading on the last day of trading, or participating in the GPT Cash-Out Option.

(a) Selling on market

The Cash Sale Facility is different to selling on market on the ASX, as under the Cash Sale Facility:

- you will pay no expenses or other transaction costs (such as brokerage);
- you have no control over the final sale price. This price may be more or less than what you would have otherwise received had you sold your participating GPT Units on market prior to the close of trading on the last day of trading or had you later sold your Stapled Securities;
- you will need to wait until after the bookbuild sale process is complete before you receive any money for your participating GPT Units; and
- the sale will only occur if the Merger proceeds.

(b) GPT Cash-Out Option

The GPT Cash-Out Option is different to the Cash Sale Facility, as under the GPT Cash-Out Option:

- you can only participate for a maximum of 30,000 Eligible Units. In addition, the total amount of cash available under the GPT Cash-Out Option is limited to $1,311 million. If the GPT Cash-Out Option is oversubscribed, a scale back mechanism will apply (see section 9.1(e)) which may result in some of your participating Eligible Units not being cancelled; and
- the price per Eligible Unit is fixed at $3.48. This may be more or less than the amount you would receive if you participated in the Cash Sale Facility for those units.

13.8 TAXATION CONSIDERATIONS

The following examples and commentary are intended to assist you in deciding whether to participate in the Cash Sale Facility or Exchange Sale Facility and, if so, whether you might choose the Exchange Sale Facility or the Cash Sale Facility. The information in this section is neither advice nor a recommendation. You should seek your own professional advice on what is in your best interests having regard to your particular circumstances. In particular, GPT Unitholders who are non-residents for Australian taxation purposes should obtain their own advice as to the tax consequences, which may be different to those applicable to Australian GPT Unitholders.

The examples apply to Australian resident individual GPT Unitholders who hold their GPT Units on capital account for tax purposes.

The information below is adapted from the Tax Report and represents GPT Management's understanding of the position. Because of the complexities and uncertainties of tax law, no assurance can be given as to its accuracy or completeness in your circumstances.

(a) Participation in the Merger and subsequent disposal of Stapled Securities held as a result of the Merger

On implementation of the Merger, GPT will issue a substantial number of new units to Lend Lease Shareholders which will dilute the value of existing GPT Units.

The reduction in value of your GPT Units will be balanced by the value you obtain in the newly acquired Lend Lease Shares, which together with your GPT Units will form your Stapled Securities. In economic terms, part of the value of your existing GPT Units will be reallocated to your new Lend Lease Shares. The Lend Lease Shares will be taken to be acquired for Australian capital gains tax (**CGT**) purposes when they are issued under the Merger on the Implementation Date, which is expected to be 17 December 2004. When you come to sell a Stapled Security, as noted in the Tax Report, a capital gain or loss on the sale will be calculated separately for the GPT Unit and the Lend Lease Share.

Any capital gain or loss arising on the disposal of a GPT Unit acquired before 20 September 1985 (**Pre-CGT GPT Units**) will be disregarded for CGT purposes. Thus, a person who holds Pre-CGT GPT Units and participates in the Merger, and then subsequently disposes of the Stapled Securities held as a result of the Merger, will disregard a gain or loss on the sale of the GPT Units, but will be liable to tax on a gain made on the new Lend Lease Shares acquired under the Merger. The Lend Lease Shares acquired under the Merger will have an initial cost base of 0.01 cents each. Any capital loss realised on disposal of the Pre-CGT GPT Units would be disregarded. Consequently, this capital loss would not be able to be offset for tax purposes against any capital gain arising on the disposal of Lend Lease Shares.

However, the position of a person holding GPT Units acquired on or after 20 September 1985 (**Post-CGT GPT Units**) who participates in the Merger and subsequently disposes of the Stapled Securities held as a result of the Merger, will be different. In such circumstances, any capital loss arising on disposal of the Post-CGT GPT Units will be able to be offset against any capital gain arising on the disposal of the Lend Lease Shares. Only the net gain overall would be assessable to tax. Note that the amount of any capital gain or loss arising on the disposal of a Post-CGT GPT Unit will depend on the cost base of that unit.

The following example is used to demonstrate the above in relation to a Pre-CGT GPT Unitholder and to contrast this with the position of a Post-CGT GPT Unitholder. Note that the values and amounts used in the following examples are for illustrative purposes only. They may bear no relation to actual values or amounts and should not be relied upon as indicative of actual values or amounts.

Example 1: James holds pre-CGT GPT Units and Kathryn holds post-CGT GPT Units. They each decide not to sell any shares under the Exchange Sale Facility but participate in the Merger

James and Kathryn are both residents of Australia. James has a GPT Unit that is a Pre-CGT asset and Kathryn's GPT Unit is a Post-CGT asset. Their units are currently worth $3.70 each (or $11.10 per consolidated GPT Unit assuming a consolidation ratio of 3 to 1). If James and Kathryn participate in the Merger, they will keep their existing units in GPT (the units held by James will remain a pre-CGT asset) and they will acquire one new Lend Lease share with a cost base for CGT purposes of 0.01 cents for each Lend Lease Share held. The Lend Lease Share and the GPT Unit are then stapled.

Assume the market value of a Stapled Security is $12.00 after the Merger and a reasonable apportionment of that $12.00 for CGT purposes, based on a relative NTA ratio for Lend Lease and GPT of 1:3, is $3.00 for the Lend Lease Share and $9.00 for the Consolidated GPT unit.

Assume that after the Merger, as a consequence of the new GPT Units issued to Lend Lease Shareholders, the value of James's Pre-CGT unit and Kathryn's Post-CGT unit in GPT has reduced from $3.70 to $3.00 (pre-consolidated at 3 to 1). At the same time, James and Kathryn will have each received one new Lend Lease Share with a cost base of 0.01 cents for CGT purposes, but a value of $3.00 per share. In economic terms, part of the value of the GPT Units is reallocated to the newly acquired Lend Lease Share.

Example 2: After participating in the Merger, James and Kathryn each decide to sell their Stapled Securities

If James were to sell his Stapled Securities at that time, for CGT purposes, a gain or loss on the disposal of the Pre-CGT GPT Units is disregarded. This means that while any capital gain would not be taxable, any capital loss cannot be offset against the aggregate capital gain of $3.00 (ignoring the nominal cost base) arising on the disposal of the Lend Lease Share, with the result that a net (taxable) capital gain would arise, in this case $3.00 per Stapled Security.

If Kathryn were to sell her Stapled Securities at that time, for CGT purposes a gain or loss on the disposal of her Post-CGT GPT Unit will arise. If Kathryn had paid $3.70 for her Post-CGT GPT Unit, the reduction in value of the GPT Unit from $3.70 to $3.00 would give rise to a capital loss of $0.70 (or $2.10 per Consolidated GPT Unit), which could be offset against the $3.00 capital gain on the sale of the Lend Lease Shares.

As the example demonstrates, some unitholders, particularly those with Pre-CGT GPT Units, may wish to elect to participate in the Exchange Sale Facility. Failure to do so may result in adverse taxation consequences. You should consult your professional adviser.

(b) Selling under the Exchange Sale Facility and subsequent disposal of the Stapled Securities acquired on exchange

As noted in the Tax Report, if you participate in the Exchange Sale Facility, you will, for CGT purposes, have disposed of each of your existing GPT Units, and received in exchange a new Stapled Security. The date of the disposal for CGT purposes will be the Effective Date which is expected to be 29 November 2004. No rollover relief is available in relation to this disposal. If your GPT Units are Post-CGT assets, this could result in a taxable gain or a capital loss depending on your particular circumstances. Any capital gain or loss will be disregarded if your GPT Units are Pre-CGT assets.

On the disposal of your GPT Units, you will be treated for CGT purposes as receiving capital proceeds equal to the market value of the Stapled Securities that you receive in exchange. The Tax Report notes that it is expected that the ATO will accept that such market value may be calculated as the volume weighted average price for Stapled Securities over the first five days of trading on a deferred settlement basis (the **5 day VWAP**).

In addition, the new Stapled Security you receive in exchange will be taken to be acquired for CGT purposes on the Effective Date (which is expected to be 29 November 2004) for a cost equal to the market value of the GPT Unit that you sold. The Tax Report notes that it is expected that the ATO will accept the 5 day VWAP as a measure for this market value. This tax cost of the Stapled Security must be apportioned over the individual securities comprising the Stapled Security on a reasonable basis to determine the cost base of those individual securities. The Tax Report notes that it is expected that the ATO will accept that this apportionment may be done on the basis of the relative NTA of Lend Lease and GPT.

Example 3: James and Kathryn each elect to sell their GPT Units under the Exchange Sale Facility

Following on from Examples 1 and 2, if James chooses to sell his Pre-CGT GPT Units under the Exchange Sale Facility, any capital gain or loss on the sale would be disregarded.

If Kathryn sells her Post-CGT Lend Lease Shares under the Exchange Sale Facility, for CGT purposes a capital gain or loss will arise if Kathryn's cost base in her Post-CGT Lend Lease Shares is more than the 5 day VWAP, then she will realise a capital loss. However, if her cost base is less than the 5 day VWAP, she will realise a capital gain. If Kathryn has held her Post-CGT Lend Lease Shares for a period of more than 12 months, she will be entitled to the CGT discount and will only be required to include 50% of the taxable net gain in her assessable income.

James and Kathryn will each acquire new Stapled Securities with a tax cost equal to the 5 day VWAP of $12.00 (per example 1 above), apportioned between the securities according to a relative NTA ratio for Lend Lease and GPT of 1:3 (i.e. with a cost base of $3.00 for the Lend Lease Share and $9.00 for the GPT Unit).

If James and Kathryn subsequently sell their Stapled Securities received under the Exchange Sale Facility for capital proceeds of $12.00 which are apportioned according to the relative NTA ratio for Lend Lease and GPT (i.e. capital proceeds of $3.00 for the Lend Lease Share and $9.00 for the GPT Unit), they will realise neither a net capital gain nor capital loss, as the capital proceeds apportioned to each underlying security equal their cost base in each underlying security.

In the above examples, it is assumed that the cost base of the GPT Units has not been reduced for CGT purposes as a result of receipt of distributions from GPT with tax deferred components. In addition, the proceeds on disposal may be required to be apportioned in a different NTA ratio or even on a different basis in the future.

(c) Selling under the Cash Sale Facility

If you participate in the Cash Sale Facility, your GPT Units will be sold to the Sale Bank at a price equal to your share of the sale proceeds. You will, for CGT purposes, have disposed of each of your existing GPT Units. The date of the disposal for CGT purposes will be the Effective Date (which is expected to be 29 November 2004). If your GPT Units are Post-CGT assets, this could result in a taxable gain or a capital loss depending on your particular circumstances. Any capital gain or loss will be disregarded if your GPT Units are Pre-CGT assets.

Example 4: James and Kathryn each elect to sell their GPT Units under the Cash Sale Facility

Following on from Example 1 if James chooses to sell his Pre-CGT GPT Units under the Cash Sale Facility, any capital gain or loss on the sale would be disregarded.

If Kathryn sells her Post-CGT GPT Units under the Cash Sale Facility, for CGT purposes a capital gain or loss will arise. Kathryn will make a capital gain if the proceeds she receives exceeds the cost base of her GPT Unit or will make a capital loss if the proceeds are less than the cost base of her GPT Unit.

(d) Other Considerations

There are potentially a number of important tax and timing considerations in connection with the decision of whether to participate in the Exchange Sale Facility. For example:

- whether your units are Pre-CGT GPT Units (i.e. acquired before 20 September 1985);
- your existing cost base in your Post-CGT GPT Units;
- the acquisition date of your existing GPT Units and of the Lend Lease Shares that may be acquired pursuant to the Merger for CGT purposes;
- the cost base of newly acquired Lend Lease Shares; and
- the acquisition date of your new Lend Lease Share under the Merger (being the Implementation Date, which is expected to be 17 December 2004) or Stapled Securities under the Exchange Sale Facility (being the Effective Date, which is expected to be 29 November 2004).

In relation to the above points, you should note that:

- the cost base of the individual units and shares is important not only on a subsequent sale but also when "tax deferred" distributions are made by GPT or Lend Lease;
- if you participate in the Exchange Sale Facility or Cash Sale Facility you will crystallise an immediate capital gain or loss in the income year ending 30 June 2005. However, if you hold Pre-CGT GPT Units, any capital gain or loss will be disregarded; and
- the CGT discount concession is generally only available for certain shareholders or unitholders where the shares or units have been held for at least 12 months.

14. LEND LEASE VOTING POWER AND RELEVANT INTERESTS

14.1 INCREASE IN LEND LEASE'S VOTING POWER

A resolution under section 611 item 7 of the Corporations Act is required as part of the transaction structure in connection with the Lend Lease Subscription as discussed in sections 9.5, 10.1 and 10.3.

GPT Management is also proposing a further resolution under section 611 item 7 of the Corporations Act to approve the acquisition by Resolution Capital Limited (**Resolution Capital**) of "relevant interests" in up to 3% of the GPT Units between the date of this Explanatory Memorandum and the date 6 months after the Implementation Date. As the acquisitions will be on market, ASIC has granted relief to allow the resolution to be put in circumstances where the identity of the possible vendor(s) and the purchase price(s) of the GPT Units are not yet known.

"Relevant interests" and "voting power" are technical terms which are defined in the Corporations Act. "Relevant interests" include any power (which is broadly defined) to exercise control over disposal or voting of units. "Voting power" is defined in terms of units in which a person and "associates" have "relevant interests". "Voting power" does not necessarily mean actual power to control votes.

GPT Unitholder approval is required to permit Lend Lease to acquire "voting power" in GPT of 20% or more. However, as a practical matter, following the date on which GPT Units participating in the Cash Sale Facility are sold to the Sale Bank (expected to be 13 December), Lend Lease will not hold any GPT Units in relation to which it will be in a position to cast any votes. At this date, Lend Lease's voting power in GPT will arise by virtue of:

- the GPT Units acquired pursuant to the Lend Lease Subscription, in relation to which Lend Lease has undertaken not to exercise the relevant votes as discussed in section 9.5(a); and

- GPT Units in which Resolution Capital has a relevant interest as investment manager under its investment and management business in relation to which neither Lend Lease nor Resolution Capital may exercise votes under the terms of the relevant investment mandates but rather, these are exercised by the relevant custodian at the instruction of the client (see section 14.3(b) below).

Lend Lease intends that all other GPT Units in relation to which Lend Lease presently has a relevant interest as at the date of this Explanatory Memorandum and which Lend Lease will subsequently acquire will be sold on-market or under the Cash Sale Facility.

Unless otherwise stated all figures in section 14 are as at 1 October 2004.

14.2 DETAILS OF PRESENT LEND LEASE VOTING POWER

Lend Lease and its associates presently have the following relevant interests in GPT:

- Lend Lease holds 17,300,373 GPT Units (representing approximately 0.9% of the current issued Units in GPT). Lend Lease intends to dispose of these units in the Cash Sale Facility or on-market following approval of the Merger;
- Resolution Capital does not hold, but has a relevant interest in, 96.02 million GPT Units as at 1 October 2004 (representing approximately 4.8% of the current issued Units in GPT) because it is the investment manager under a number of investment mandates. Under these mandates, Resolution Capital does not control the voting of these GPT Units. The clients of Resolution Capital under these investment mandates are not associates of Lend Lease. Lend Lease and its associates do not have any beneficial interest in these GPT Units; and
- GPT Management (a wholly owned subsidiary of Lend Lease), in its capacity as responsible entity of the GPT Split Trust holds GPT Units representing approximately 1.1% of the current issued GPT Units as at 1 October 2004. The sole assets of the GPT Split Trust are GPT Units.

Based on the relevant interests set out above, Lend Lease and its associates presently have total relevant interests (and voting power) of approximately 6.8% in GPT. This is represented in the table below, which is current as at 1 October 2004.

As noted above, Lend Lease holds a number of investment mandates. Due to ongoing trading activities under those mandates, the number of GPT Units in which Resolution Capital has a relevant interest as investment manager under the mandates (and the voting power) may change from time to time. Lend Lease does not anticipate that this voting power will change substantially prior to the Merger. As Lend Lease is seeking authorisation for Resolution Capital to acquire relevant interests, through its investment management activities, such that its relevant interests may increase to up to 3%, any acquisitions of relevant interests through investment management activities before the Merger will not affect the maximum voting power authorised under the resolutions. Note that the 3% authorisation sought is to increase to up to 3% above the relevant interest to which Resolution Capital's current relevant interest in GPT units would dilute under the Merger.

Lend Lease group entity	Capacity	GPT Units	Votes (%) pre-Merger	Votes (%)[1] post-Merger
Lend Lease	Principal	17,300,373	0.9	0.4
Resolution Capital	Investment manager	96,016,490	4.8	2.3
GPT Management	Responsible Entity of GPT Split Trust	21,189,507	1.1	0.5
Total voting power		134,506,370	6.8	3.3

(1) This assumes the maximum dilution of GPT Units (by a factor of 48.1%), which assumes:
- maximum participating in the buy back (involving the buy back of 32,317,452 Lend Lease Shares); and
- the Lend Lease Subscription derived from the GPT Cash-Out Option price of $3.48.

14.3 EFFECT OF THE MERGER AND RELATED TRANSACTIONS ON THE VOTING POWER OF LEND LEASE AND ITS ASSOCIATES IN GPT

The Merger and associated transactions will result in changes in the voting power of Lend Lease and its associates in GPT as follows:

(a) Lend Lease Subscription

As part of the Merger, Lend Lease has agreed to pay GPT Management $1,311 million to subscribe for GPT Units. See section 9.5 for further details about the reasons for, and terms of, the Lend Lease Subscription.

The Lend Lease Subscription will result in Lend Lease acquiring a relevant interest in approximately 18.7% (but not more than 20.3%) of the GPT Units. The number of GPT Units actually acquired by Lend Lease will be $1,311 million divided by the issue price of the GPT Units, which will be determined by Lend Lease and GPT or, if they cannot agree, an independent expert. GPT Units acquired by means of the Lend Lease Subscription will be Unstapled Units and will not be voted by Lend Lease.

The Lend Lease Subscription will be conditional on the Merger proceeding and will occur simultaneously with the implementation of the Merger. Following the Lend Lease Subscription, Lend Lease and its associates will have relevant interests in approximately 21.9% of the issued GPT Units, being 18.7% acquired under the Lend Lease Subscription plus 3.2% (calculated as the existing 6.7% diluted by a factor of 48.1% as a result of the Merger). These relevant interests will arise from the present holdings of GPT Units described in section 14.2 and the Lend Lease Subscription.

As a result of the Lend Lease Subscription, Lend Lease and its associates will exceed the limit prescribed in section 606 of the Corporations Act. Accordingly, GPT Unitholder approval is being sought under section 611 item 7 of the Corporations Act to allow Lend Lease and its associates to increase their interests in GPT up to 23.1% as a result of the Lend Lease Subscription.

Approval for Lend Lease's relevant interest to increase to a level 3% above its post-Merger level (based on a pre-Merger level of 4.8%) is also being sought as described in paragraph (b) below. This will mean that the total increase in voting power sought to be approved is a maximum of 26.1%. This is illustrated in the table below:

The exact number of GPT Units held by Lend Lease and its associates may vary from that in the following table as a result of:

- ongoing trading activities under Resolution Capital's investment mandates which may result in an increase or decrease in the voting power of Lend Lease;
- the GPT Units currently held by Lend Lease being sold into the Cash Sale Facility or on market following approval of the Merger. The latest date that Lend Lease will cease to hold a relevant interest in these GPT Units is the date on which these GPT Units will be sold to the Sale Bank under the Cash Sale Facility, which is anticipated to be 13 December. This disposal will operate to reduce the relevant interests of Lend Lease and its associates;

- GPT Management selling the GPT Units held by the GPT Split Trust into the Cash Sale Facility. The latest date that Lend Lease will cease to hold a relevant interest in these GPT Units will again be the date on which these GPT Units will be sold to the Sale Bank. This disposal will operate to reduce the relevant interests of Lend Lease and its associates; and
- a different dilution factor arising from the Merger and issue of GPT Units to Lend Lease Shareholders under the Merger, which will affect the post-Merger relevant interest percentages resulting from the pre-Merger relevant interest holdings.

Regardless of any changes in the relevant interests of Lend Lease and its associates in GPT prior to the Lend Lease Subscription, the "voting power" of Lend Lease and its associates following the Lend Lease Subscription will not exceed 26.1%. This is set out in the table below.

Lend Lease group entity	Capacity	Total GPT Units held	Pre-Merger voting power (%)	Expected voting power[1] (%)	Maximum voting power[2] (%)
Lend Lease	Principal	Units issued on Lend Lease Subscription plus 17,300,373 (see above)	0.9	To be determined but approximately 18.7	20.3
GPT Management	Responsible Entity of GPT Split Trust	21,189,507	1.1	0.5	0.5
Resolution Capital	Investment manager	96,016,490	4.8	2.3 – 5.3	2.3 – 5.3
Total voting power			**6.8**	**21.5 – 24.5**	**23.1 – 26.1**

(1) This assumes a Merger ratio resulting in a dilution factor of 48.1% applied to the pre-Merger GPT Unit holdings and excludes the Lend Lease direct holding of 17.3 million GPT Units which Lend Lease intends to sell into the Cash Sale Facility or on-market after approval of the Merger

(2) This assumes a Merger ratio resulting in a dilution factor of 48.3% applied to the pre-Merger GPT Unit holdings and includes the Lend Lease direct holding of 17.3 million GPT Units which Lend Lease intends to sell into the Cash Sale Facility or on-market after approval of the Merger

(b) Investment mandates

Before, during and after the Merger, Resolution Capital would like to have the ability to direct, in the usual course of its business of investment management, acquisitions by third parties of GPT Units in its capacity as investment manager under investment mandates. These GPT Units will be held by a custodian and, by virtue of the terms of the mandates, not confer on Lend Lease actual control over voting.

Since the Lend Lease Subscription will result in the relevant interests and voting power of Lend Lease and its associates increasing at the time of the Merger, Resolution Capital in its capacity as investment manager under the investment mandates will not be able to rely on the '3% creep' exemption in section 611 item 9 of the Corporations Act for any acquisitions under the mandates for at least 6 months following the Merger.

This will prevent Resolution Capital from directing the acquisition of any further GPT Units on behalf of its clients under their investment mandates. Accordingly, such acquisitions may only occur pursuant to GPT Unitholder approval under section 611 item 7 of the Corporations Act.

Lend Lease therefore seeks approval from the GPT Unitholders under section 611 item 7 of the Corporations Act to acquire relevant interests in GPT Units up to 3% above its maximum post-Merger level (based on a 4.8% pre-Merger relevant interest) during the period ending 6 months after the Implementation Date of the Merger.

Following the expiry of 6 months after the Implementation Date of the Merger, Resolution Capital will be able to acquire relevant interests in further GPT Units (pursuant to section 611 item 9 of the Corporations Act) as part of its investment management activities. Such acquisitions (if made) will not require unitholder approval.

The table above details the effects of the acquisitions in relation to which GPT unitholder approval is sought on each Lend Lease group entity that would hold a direct relevant interest in GPT Units following the acquisitions under investment management activities. Again, the exact number of GPT Units in which Lend Lease and its associates have relevant interests may vary from that in the table as a result of those factors discussed above (including trading pursuant to the investment management activities).

(c) GPT Split Trust scheme

In conjunction with the Merger, Lend Lease proposes to acquire all of the issued units in the GPT Split Trust by way of a trust scheme. An overview of the trust scheme is set out in section 10.4. The number of GPT Units in which Lend Lease has a relevant interest will not change in consequence of the GPT Split Trust trust scheme as Lend Lease and its associates already have a relevant interest in those units as they are held by GPT Management, which is a wholly owned subsidiary of Lend Lease, in its capacity as responsible entity of the GPT Split Trust.

If the GPT Split Trust scheme is approved, the unitholders of the GPT Split Trust will direct GPT Management to sell the GPT Split Trust's GPT Units through the Cash Sale Facility. Accordingly, following the completion of the sale process under the Cash Sale Facility, Lend Lease and GPT Management will cease to have a relevant interest in these GPT Units.

14.4 OTHER INFORMATION

Section 611 item 7 of the Corporations Actand ASIC's Policy Statement 74 require that the Explanatory Memorandum set out certain prescribed information:

(a) The identity, associations and qualifications of intended director(s) of the responsible entity of GPT

GPT Management is presently the responsible entity of GPT. Following the Merger, the board of GPT Management will be as set out in section 3. Other than as disclosed in this Explanatory Memorandum, Lend Lease and its associates do not intend to make any changes to the board of GPT Management consequent upon the Lend Lease Subscription or acquisitions of GPT Units under the investment mandates.

(b) Intentions of Lend Lease

Lend Lease and its associates:

- currently intend to adopt the strategies set out in section 1.4 of this Explanatory Memorandum and except as described in this Explanatory Memorandum (including in the summary of the Stapling Deed set out in section 11.8(b)):
  - currently intend that GPT continues to operate in its present form;
  - do not currently intend that any major changes be made to the operation or employees of GPT (including any redeployment of the property of GPT or its other fixed assets);
- do not intend to inject further capital into GPT; and
- do not intend to remove GPT Management as responsible entity of GPT and replace it with a new responsible entity.

As a practical matter, it should be noted that Lend Lease and its associates have, and will continue to have after the Merger, a limited scope to affect the operation of GPT. This is because the majority of the GPT Units in which Lend and its associates have a relevant interest are the Unstapled Units. In relation to the Unstapled Units, Lend Lease has confirmed that it will not exercise the voting rights attached to these units in any circumstances while Lend Lease Shares and GPT Units remain stapled. Further, a number of the GPT Units acquired pursuant to the funds management activities of the Lend Lease group are held by a custodian, which votes these Units in accordance with the instructions of the client providing the relevant investment mandate to Resolution Capital.

(c) Terms of acquisition and conditional contracts

The terms of the Lend Lease Subscription are described in section 9.5 and GPT Unitholders should note that the contracts in section 11.8 are conditional upon approval Resolution 3 (Lend Lease's increase in voting power as a result of the Lend Lease Subscription) by GPT Unitholders.

(d) Reasons for allotment

The Lend Lease Subscription will fund the GPT Cash-Out Option (and, to the extent it is not fully utilised, the Special Distribution) as set out in section 9.5.

(e) When the acquisition is to be completed

The acquisition of the further interests in GPT Units by Lend Lease and/or its associates will occur at the following times:

- Lend Lease will acquire the Unstapled Units pursuant to the Lend Lease Subscription no later than 17 December 2004; and
- Resolution Capital in its capacity as investment manager under the investment mandates may acquire GPT Units at any time provided that between the date of this Explanatory Memorandum and the date 6 months following the Implementation Date of the Merger, the voting power of Lend Lease and its associates in GPT may increase by no more than 3% (on a post-Merger basis) through the acquisition of relevant interests in connection with its investment management activities.

(f) Interests of directors in the resolution

Except as a GPT Unitholder or Lend Lease Shareholder, no director of Lend Lease or its associates has an interest in the GPT Implementation Resolutions to be considered by GPT Unitholders approving the acquisition under section 611 item 7 of the Corporations Act.

(g) The identity of directors that approved or voted against the proposal to put resolution to the GPT Unitholders

The GPT Independent Directors voted unanimously to put the relevant GPT Implementation Resolutions to the GPT Meeting. The remaining GPT Directors are not independent of Lend Lease and have stood aside from consideration by GPT of the Merger including whether to put the section 611 item 7 resolutions to GPT Unitholders.

(h) Recommendation

Each of the GPT Independent Directors recommend that GPT Unitholders vote in favour of the resolutions to approve, for the purposes of section 611 item 7 of the Corporations Act, the acquisitions of GPT Units by Lend Lease and its associates described in this section.

Again, as the remaining GPT Directors have stood aside from consideration of the Merger they do not make a recommendation on the resolution to increase Lend Lease's voting power.

(i) Independent Expert's Report

The Independent Expert's Report has concluded that the increase in Lend Lease's relevant interest is fair and reasonable to GPT Unitholders not associated with Lend Lease.

(j) Associates

Lend Lease's key associates for the purposes of Chapter 6 of the Corporations Act are:

- GPT Management (a wholly-owned subsidiary of Lend Lease); and
- Resolution Capital.

Lend Lease and these associates each have the same voting power in GPT.

15. DEFINITIONS & INTERPRETATION

15.1 DEFINITIONS

AASB means Australian Accounting Standards Board.

ABN Equities means ABN AMRO Equities Australia Limited.

Annual General Meeting means the 2004 annual general meeting of Lend Lease Shareholders.

APIC means Asia Pacific Investment Company.

APPF means Australian Prime Property Fund.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited.

ASX Perpetual means ASX Perpetual Registrars Limited.

ATO means the Australian Taxation Office.

Attached Security means a security such as a Lend Lease Share which is Stapled to a GPT Unit.

BLL means Bovis Lend Lease.

Built Form refers to the constructed end product such as a completed house, shopping centre or office building.

Business Day means a day on which banks are open in Sydney (excluding Saturdays, Sundays and public holidays).

Buy Back Record Date means the record date for determining the entitlements of Lend Lease Shareholders to participate in the Off Market Buy Back, being 26 October 2004 or such other date as Lend Lease may announce to the ASX.

Buy-Back Price means the price at which Lend Lease will buy back Lend Lease Shares under tenders it accepts in the Off-Market Buy-Back.

Capital Distribution means the capital distribution totalling $12.75 million to be paid pro rata to GPT Unitholders on the Distribution Entitlement Date.

Cash Sale Facility means the cash sale facility as described in section 13.6.

CGT means Australian capital gains tax.

Consolidated GPT Unit means an ordinary unit in GPT following the GPT Unit consolidation, as described in section 9.1(b).

Corporations Act means the Corporations Act 2001.

Court means the Supreme Court of New South Wales.

Distributable Earnings means net profit after tax before goodwill *amortisation, inter-entity eliminations, deferred tax on distributions on* Unstapled Units and one off items, including Merger costs.

Distribution Entitlement Date means the record date for payment of the GPT Merger Distributions, being 3 December 2004 or such other date as Lend Lease and GPT Management may agree and announce to the ASX.

Dividend Entitlement Date means the record date for payment of the Merger Dividends, being 3 December 2004 or such other date as Lend Lease and GPT Management may agree and announce to the ASX.

DPS means distribution per Stapled Security.

EBIT means earnings before interest and tax.

EBITDA means earnings before interest, tax, depreciation and amortisation.

Effective Date means the date upon which an office copy of the order made by the Court under section 411(4)(b) of the Corporations Act in relation to the Share Scheme is lodged with ASIC.

Election Form means the election form in relation to the GPT Cash-Out Option, Exchange Sale Facility and Cash Sale Facility enclosed with the Merger Documents.

Eligible Buy Back Shares *means, in relation to a Lend Lease* Shareholder, the Lend Lease Shares which are registered in the name of that Lend Lease Shareholder in the Lend Lease register of members at the Buy Back Record Date.

Eligible Securities means:

(a) in relation to Lend Lease Shareholders, Eligible Shares; and

(b) in relation to GPT Unitholders, Eligible Units.

Eligible Shares means, in relation to a Lend Lease Shareholder, the Lend Lease Shares which are registered in the name of that Lend Lease Shareholder in the Lend Lease register of members at the Stapling Record Date.

Eligible Units means, in relation to a GPT Unitholder, the GPT Units which are registered in the name of the GPT Unitholder in the GPT register of members at the Stapling Record Date.

ESF Participants means the GPT Unitholders or Lend Lease Shareholders (as the context requires) who participate in the Exchange Sale Facility.

Exchange Sale Facility means the exchange sale facility as described in section 13.5. The Exchange Sale Facility is not available to any Excluded Foreign Unitholders, Hong Kong resident GPT Unitholders or GPT Unitholders who are in the US or who are acting on behalf or for the account of persons who are in the US.

Excluded Foreign Investors means Excluded Foreign Shareholders and Excluded Foreign Unitholders.

Excluded Foreign Shareholder means a Lend Lease Shareholder who is not eligible to receive Stapled Securities under the Merger, as described in the Lend Lease Explanatory Memorandum.

Excluded Foreign Unitholder means a GPT Unitholder who is not eligible to receive Stapled Securities under the Merger, as described in section 12.

Explanatory Memorandum *means this document, which accompanies* the Notice of Meeting and contains details of the proposed Merger.

FUM means funds under management.

GAAP means generally accepted accounting principles.

GPM means gross profit margin.

GPT means the listed property trust known as "General Property Trust" (ARSN 090 110 357).

GPT Board means the Board of GPT Directors.

GPT Cash-Out Option means the cash-out facility offered to GPT Unitholders, as described in section 9.1(e). The GPT Cash-Out Option is not available to Excluded Foreign Unitholders or Hong Kong resident GPT Unitholders.

GPT Constitution means the GPT Constitution dated 27 November 1970 as amended from time to time.

GPT Directors means the directors of GPT Management.

GPT Implementation Resolutions means the resolutions to be considered by GPT Unitholders which are described in section 10.1 and set out in the Notice of Meeting.

GPT Independent Directors means the independent GPT Directors, being Peter Joseph, Malcolm Latham, Elizabeth Nosworthy and Ken Moss.

GPT Management means GPT Management Limited (ABN 94 000 335 473) in its capacity as responsible entity of GPT.

GPT Meeting means the meeting of GPT Unitholders convened by the GPT Directors to consider and, if thought fit, pass the GPT Implementation Resolutions to give effect to the Merger.

GPT Merger Distributions means the Capital Distribution and the Pre-Implementation Merger Distribution to be paid by GPT to GPT Unitholders conditional on the Merger proceeding.

GPT Split Trust means the GPT Split Trust constituted under the trust deed executed by GPT Management (then known as Lend Lease Management Limited) and Burns Philp Trustee Company Limited dated 4 October 1984.

GPT Unit means an ordinary unit in GPT and following the consolidation process described in section 9.1(b), includes a Consolidated GPT Unit.

GPT Unitholder means a person who is registered as the holder of a GPT Unit in the GPT register of members.

IBMGSA means IBM Global Services Australia Limited.

IDB means Integrated Development Business.

IFRS means International Financial Reporting Standards.

Implementation Date means the date on which the Merger is implemented, being the fourth Business Day following the Stapling Record Date or such other date agreed between GPT Management and Lend Lease and announced to the ASX.

Independent Expert means Grant Samuel & Associates Pty Limited.

Investigating Accountant means KPMG and KPMG Transaction Services (Australia) Pty Limited.

Investment Asset Earnings means net profit after tax and before interest, amortisation and net corporate overheads sourced from Investment Assets.

Investment Assets means those property investment assets in which the Merged Group will have a direct or indirect investment. This includes the current GPT portfolio of Australian retail and diversified assets, Lend Lease's Bluewater, King of Prussia and co-investment interests in the Wholesale Funds Management business globally. In the case of Lend Lease's interest in Bluewater, it is described as an "Investment Asset" only as a result of the income from this asset being predominantly in the form of rental income. Lend Lease is holding its Bluewater interest for sale and it is classified as non-current inventory in the pro forma statement of financial position for the Merged Group as at 30 June 2004.

Investors means GPT Unitholders and Lend Lease Shareholders.

Judicial Advice means judicial advice in connection with the Merger to confirm GPT Management's power to take steps required of it to implement the Merger.

JVIA means joint venture investment agreement.

Lend Lease means Lend Lease Corporation Limited (ABN 32 000 226 228).

Lend Lease Directors means the directors of Lend Lease.

Lend Lease Explanatory Memorandum means the booklet so titled in relation to the Merger despatched to Lend Lease Shareholders.

Lend Lease Share means an ordinary share in Lend Lease.

Lend Lease Shareholder means a person who is registered as the holder of a Lend Lease Share in the Lend Lease register of members.

Lend Lease Subscription means the subscription for GPT Units by Lend Lease described in section 9.5.

Listing Rules means the listing rules of the ASX which are applicable to entities admitted to the official list of the ASX.

LLC Implementation Resolutions means the Scheme Resolution and the resolutions to be considered by Lend Lease Shareholders at the Annual General Meeting which are described in the Lend Lease Explanatory Memorandum.

LLD means Lend Lease Development.

LPT means listed property trust.

LPT Index means the S&P ASX 200 Property Trust Index.

Macquarie means Macquarie Securities (Australia) Limited.

Merged Group means Lend Lease and GPT and each of their controlled entities following implementation of the Merger.

Merger means the stapling of Lend Lease Shares to GPT Units to be quoted on the ASX as a singled stapled security, as described in this Explanatory Memorandum.

Merger Conditions means the conditions precedent to the Merger as described in section 11.8(a).

Merger Dividends means the dividends to be paid by Lend Lease to Lend Lease Shareholders conditional on the Merger proceeding, as described in section 9.2(b).

Merger Documents means this Explanatory Memorandum and the Notice of Meeting and **Merger Document** means either of them.

Merger Implementation Agreement means the agreement so titled between GPT Management and Lend Lease dated 26 August 2004 under which each party agrees to take various steps to implement the Merger.

Merger Ratio has the meaning attributed to it in section 9.1(b).

NAB means National Australia Bank.

NLA means net lettable area.

NPBT means net profit before tax.

NTA means net tangible assets.

Notice of Meeting means the notice set out in the back of this document to convene a meeting of GPT Unitholders to consider and, if thought fit, pass the GPT Implementation Resolutions to give effect to the Merger, to be held at Wesley Conference Centre, 220 Pitt Street, Sydney, New South Wales on 17 November 2004 at 2:30pm.

Off Market Buy Back means the off market buy back tender to be offered by Lend Lease to Lend Lease Shareholders conditional on the Merger, as described in the the buy back booklet sent to Lend Lease Shareholders together with the Lend Lease Explanatory Memorandum.

OH&S means occupational health and safety.

PFI means Private Finance Initiative.

Pre-Implementation Merger Distribution means the distribution of 4.1 cents per unit to be paid to GPT Unitholders registered on the Distribution Entitlement Date and represents a two-twelfths pro rata amount of 100% of GPT's estimated net profit after tax and before Merger costs for the period from 1 July 2004 to 30 June 2005 (both inclusive) plus $3.5 million for the amount equivalent to the performance fee being paid to GPT divided by the number of issued GPT Units on the Distribution Entitlement Date.

Proxy Form means the form enclosed with this Explanatory Memorandum by which GPT Unitholders may appoint a proxy.

RBD means retirement by design.

Realty Services refers to the service provided by Lend Lease or its subsidiaries for the sale and resale of properties on its developments and projects.

REI means Real Estate Investments.

REP means Real Estate Partners.

Sale Bank means ABN Equities and Macquarie.

Scheme Meeting means the meeting of Lend Lease Shareholders convened by the Court to consider and, if thought fit, agree the Share Scheme.

Scheme Resolution means the resolution to be considered by Lend Lease Shareholders at the Scheme Meeting to agree the Share Scheme.

SEC means the US Securities and Exchange Commission of the US.

Second Court Date means the first hearing day for an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the Share Scheme.

Securities Act means the US Securities Act of 1933, as amended.

September Quarter Distribution means the distribution to be paid by

GPT for the three months ended 30 September 2004 to GPT Unitholders on the GPT register of members as at 9 November 2004 or such other date as GPT may announce to the ASX.

Share Scheme means the proposed scheme of arrangement under section 411 of the Corporations Act between Lend Lease and Lend Lease Shareholders, the terms of which are set out in Annexure A to the Lend Lease Explanatory Memorandum.

SLAM means Single Living Accommodation Modernisation.

Special Distribution means the special distribution to be paid by GPT to GPT Unitholders conditional on the Merger proceeding and the number of GPT Units cancelled under the GPT Cash-Out Option.

Stapled means the linking together of two or more securities:

(a) so that one cannot be transferred or otherwise dealt with without the other or others; and

(b) which are jointly quoted by the ASX as a "Stapled Security".

Stapled Security means one Lend Lease Share stapled to one Consolidated GPT Unit

Stapled Security holder means a person who is registered as the holder of a Stapled Security in the Merged Group register of members.

Stapling Deed means the document so titled to be entered into by GPT Management and Lend Lease and which sets out various matters in respect of the relationship between GPT Management and Lend Lease whilst GPT Units are Stapled to Lend Lease Shares.

Stapling Record Date means the record date for determining the entitlements of Lend Lease Shareholders and GPT Unitholders to Stapled Securities under the Merger, being 9:00am on the fifth Business Day following the Trading Cessation Date, or such other date agreed between Lend Lease and GPT and announced to the ASX.

Statutory Accounting Forecast means the forecast consolidated statutory profit for the year ending 30 June 2005.

Tax Report means the taxation report prepared by Greenwoods & Freehills Pty Limited as set out in section 8.

Trading Cessation Date means 6 December 2004, or such other date (on or after the Effective Date) which is agreed between Lend Lease and GPT Management and announced to the ASX to be the last day of trading of Lend Lease Shares and GPT Units as separate securities.

UK means the United Kingdom.

Unstapled Units means Consolidated GPT Units held by Lend Lease or a related body corporate of Lend Lease on commencement of the Merger but excludes Consolidated GPT Units held by Lend Lease or a related body corporate of Lend Lease for third party investors.

Urban Community Development includes urban and residential community development.

US means the United States of America, its territories and possessions.

15.2 INTERPRETATION

Headings and boldings are inserted for convenience and do not affect the interpretation of the Merger Documents and unless the contrary intention appears:

(a) a reference to an instrument includes any variation or replacement of it;

(b) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(c) the singular includes the plural and vice versa;

(d) the word person includes an individual, a firm, a body corporate, an unincorporated association or an authority;

(e) mentioning anything after includes, including, for example, or similar expressions, does not limit what else might be included;

(f) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including persons taking by novation) and assigns;

(g) a reference to time is a reference to Sydney time;

(h) a reference to any thing (including any amount) is a reference to the whole and each part of it and a reference to a group of persons is a reference to any one or more of them;

(i) a reference to a section, part, clause, annexure, exhibit or schedule is a reference to a section, part or clause of, or part, annexure, exhibit or schedule to, the relevant Merger Document;

(j) a reference to $, $A or cents is to Australian currency unless denominated otherwise; and

(k) words and phrases defined in the Corporations Act have the same meaning in the Merger Documents.

16. ANNEXURES

ANNEXURE A – MERGER IMPLEMENTATION AGREEMENT (WITHOUT SCHEDULE 4 & ANNEXURES)

Date: 26 August 2004

Parties:

1. Lend Lease Corporation Limited
   ABN 32 000 226 228
   of Level 4, 30 The Bond, 30 Hickson Road,
   Millers Point, NSW 2000 Australia
   (**LLC**)

2. GPT Management Limited
   ABN 94 000 335 473
   as responsible entity of the General Property Trust
   of Level 4, 30 The Bond, 30 Hickson Road,
   Millers Point, NSW 2000 Australia
   (**GPT Management**)

Recitals

A. LLC and GPT Management wish to conduct the Merger by means of the LLC Scheme and the GPT Arrangements.

B. LLC and GPT Management have agreed to implement the LLC Scheme, GPT Arrangements and Transaction Steps on the terms of this agreement.

This deed witnesses

in consideration of, among other things, the mutual promises contained in this agreement:

1 INTERPRETATION

This agreement will be interpreted in accordance with schedule 1. Capitalised expressions used in this agreement have the meanings set out in schedule 1.

2 SCHEMES

2.1 PROPOSING THE LLC SCHEME

Subject to the terms of this agreement, LLC agrees to propose the LLC Scheme to Shareholders and to carry out the Transaction Steps for which it is responsible in accordance with this agreement.

2.2 PROPOSING THE GPT ARRANGEMENTS

Subject to the terms of this agreement, GPT Management agrees to propose the GPT Arrangements to Unitholders and to carry out the Transaction Steps for which it is responsible in accordance with this agreement.

2.3 BENEFIT OF THIS AGREEMENT

Conditional on the scheme becoming effective, each of LLC and GPT Management make the undertakings to carry out the Transaction Steps in favour of each Shareholder and Unitholder with the intent that each such Shareholder and Unitholder can rely upon and enforce those undertakings (subject to the terms of this agreement) even though the Shareholders and Unitholders are not named as parties to this agreement.

3 CONDITIONS PRECEDENT

3.1 CONDITIONS PRECEDENT

The parties' obligations to give effect to the Transaction Steps in sections 3 to 9 of schedule 3 do not become binding until each of the following conditions precedent has been satisfied or waived:

(a) **FIRB**:

(1) LLC receives written advice from or on behalf of the Treasurer of the Commonwealth of Australia stating that entering, and completing the transactions contemplated by, this agreement is not objected to under FATA; or

(2) the Treasurer of the Commonwealth of Australia becomes, or is, precluded from making an order under FATA in respect of the transactions contemplated by this agreement;

(b) **ASIC and ASX**: ASIC and ASX issue or provide such consents, waivers, approvals or do such other acts that are necessary to implement the Merger as determined jointly by LLC and GPT Management;

(c) **Government Agencies**: all other approvals of a Government Agency which are necessary to implement the Merger as determined jointly by LLC and GPT Management have been obtained;

(d) **third party consents**: all third party consents, approvals and waivers which are necessary to implement the Merger as determined jointly by LLC and GPT Management have been obtained;

(e) **quotation of Stapled Securities**: the ASX approves the Stapled Securities for quotation;

(f) **Shareholder approval**: Shareholders approve the LLC Resolutions by the requisite majorities other than resolutions required to implement the Off-Market Buy-Back;

(g) **Unitholder approval**: Unitholders approve the GPT Resolutions by the requisite majorities;

(h) **Court approval**: the Court:

(1) approves the LLC Scheme under section 411(4)(b) of the Corporations Act; and

(2) gives the judicial advice contemplated by section 2.1 of schedule 3;

(i) **restraints**: no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the Merger is in effect at the Court Approval Time;

(j) **LLC material adverse event**: no events or occurrences or matters, other than LLC Permitted Matters, which individually, or when aggregated with all such events, occurrences or matters, could reasonably be expected to:

(1) have an adverse effect on the consolidated assets or liabilities (including contingent liabilities as recognised in the preparation of financial statements) of the LLC Group exceeding $400 million;

(2) have an adverse effect on the consolidated net profits after tax of the LLC Group that exceeds $40 million per annum (after taking into account any matters which offset the impact of the event or occurrence giving rise to the adverse effect); or

(3) prevent LLC performing its obligations under this agreement,

having occurred, been discovered, been announced, been disclosed or otherwise becoming known to GPT Management between the date of this agreement and 6.00pm on the day prior to the Second Court Date; and

(k) **GPT material adverse event**: no events or occurrences or matters, other than GPT Permitted Matters, which individually, or when aggregated with all such events, occurrences or matters, could reasonably be expected to:

(1)have an adverse effect on the consolidated assets or liabilities (including contingent liabilities as recognised in the preparation of financial statements) of the GPT Group exceeding $400 million;

(2)have an adverse effect on the consolidated net profits after tax of the GPT Group that exceeds $40 million per annum (after taking into account any matters which offset the impact of the event or occurrence giving rise to the adverse effect); or

(3)prevent GPT Management performing its obligations under this agreement,

having occurred, been discovered, been announced, been disclosed or otherwise becoming known to LLC between the date of this agreement and 6.00pm on the day prior to the Second Court Date.

For the purposes of this clause 3.1, a Regulatory Approval, or third party consent, will be regarded as having been obtained even though a condition applies to the Regulatory Approval, or third party consent, unless the party subject to the condition, acting reasonably, decides that the condition is unduly onerous and notifies the other party to that effect.

3.2 CONDITIONS PRECEDENT TO LODGEMENT AND ISSUE OF EXPLANATORY MEMORANDA

The parties' obligations to give effect to the Transaction Steps in section 2.2 of schedule 3 do not become binding until each of the following conditions has been satisfied or waived:

(a)**forecast distribution and dividend**: The forecast pro forma aggregate dividend and distribution for the financial year ending 30 June 2005 in the LLC Explanatory Memorandum is not less than the equivalent of 82.9 cents per Stapled Security based on the Original Merger Terms; and

(b)**performance fee**: LLC pays GPT Management $3,486,000, being the equivalent of the GPT performance fee for the half year ended 30 June 2004 (**Performance Fee**), to form part of GPT Management's September 2004 distribution to Unitholders.

If this agreement is terminated, or if the Merger is not implemented by the Cut-Off Date, GPT Management must promptly after termination, or the Cut-Off Date (as the case may be) pay the amount of the Performance Fee to LLC. This obligation survives termination of this agreement.

3.3 BEST ENDEAVOURS

Each party must use its best endeavours to ensure that each Condition is satisfied as soon as possible and in any event on or before the earlier of:

(a)the Court Approval Time (except the Condition in clause 3.1(h)); or

(b)the Cut-Off Date.

In particular, each party must provide the other party with reasonable assistance to satisfy the Conditions.

3.4 NOTIFICATION

Each party must promptly notify the other in writing if it discovers that any Condition is satisfied or becomes incapable of being satisfied.

3.5 WAIVER OF CONDITIONS

(a)The Conditions in clauses 3.1(a) to (i) and 3.2(a) are for the benefit of each party and any breach or non-fulfilment of any of those Conditions may only be waived by the written agreement of both parties.

(b)The Conditions in clauses 3.1(j) and 3.2(b) are for the sole benefit of GPT Management and any breach or non-fulfilment of those Conditions may only be waived by the written agreement of GPT Management.

(c)The Condition in clause 3.1(k) is for the sole benefit of LLC and any breach or non-fulfilment of this Condition may only be waived by the written agreement of LLC.

(d)A party entitled to waive the breach or non-fulfilment of a Condition pursuant to this clause 3.5 may do so in its absolute discretion. However, it must do so promptly on the other party giving it notice that a Condition has been breached or has become incapable of being satisfied, and in any event, by the earlier of:

(1)5 Business Days after receipt of that notice; or

(2)5.00pm on the day before the date by or on which the relevant Condition must be satisfied.

(e)Waiver of the breach or non-fulfilment of a Condition does not:

(1)affect the party's right to bring a Claim against the other party for any breach of this agreement; or

(2)waive the breach or non-fulfilment of any other Condition.

3.6 CUT-OFF DATE AND TERMINATION

(a)If a Condition (except the Conditions in clauses 3.1(h), (j), (k) or 3.2) is not satisfied or waived, or becomes incapable of being satisfied and is not waived, on or by the Court Approval Time the parties must consult in good faith with a view to determining whether to defer the Second Court Date.

(b)If a Condition (except the Conditions in clauses 3.1(h), (j), (k) or 3.2) is not satisfied or waived, or becomes incapable of being satisfied and is not waived, on or by the Cut-Off Date, the parties must consult in good faith to determine whether the Merger may proceed by alternative means and whether or not to extend the Cut-Off Date.

(c)Either party may terminate this agreement at any time with immediate effect by written notice to the other party if:

(1)a Condition is not satisfied or waived, or becomes incapable of being satisfied and is not waived, on or by the Cut-Off Date;

(2)the parties do not agree to waive the Condition under clause 3.5; and

(3)the parties do not agree to extend the Cut-Off Date under clause 3.6(b).

4 IMPLEMENTATION

4.1 IMPLEMENTATION

Subject to any applicable laws and the Listing Rules, each party must execute all documents and take all necessary action within its power to implement the LLC Scheme, GPT Arrangements and other Transaction Steps as soon as reasonably practicable and in the order set out in the Transaction Steps. In particular, each party must provide the other party with reasonable assistance to implement the Transaction Steps. No other provision of clause 4 limits the generality of this clause 4.1.

4.2 TIMETABLE

Each party must use best endeavours to complete all Transaction Steps for which it is responsible and perform all its other obligations substantially in accordance with the Timetable, and in particular to hold the LLC Meeting, LLC General Meeting and GPT Meeting by 17 November 2004. It is each party's intention to work toward meeting the Timetable and each will use best endeavours to complete tasks in accordance with the Timetable.

4.3 REGULATORY APPROVALS

(a)Each party must promptly apply for all relevant Regulatory Approvals and Tax Rulings it requires to be able to implement the Merger and take all steps for which it is responsible as part of the approval process, including responding to requests for information at the earliest practicable time.

(b)Each party must consult the other in advance in relation to all communications (whether written or oral, and whether direct or through agents or advisers) with any Government Agency relating to any Regulatory Approval or Tax Ruling. In particular, each party must:

(1)give the other party drafts of any material written communications to be sent to a Government Agency and make such changes to those communications as the other party reasonably requests; and

(2) give the other party copies of any written communications sent to, or received from, a Government Agency promptly on sending or receiving them (as the case may be).

(c) Each party is entitled to be represented and to make submissions at any meeting with any Government Agency relating to any Regulatory Approval and Tax Ruling.

4.4 PRESCRIBED OCCURRENCES

To the extent that the Prescribed Occurrences are within its control, each party must use its best endeavours to procure that no Prescribed Occurrence occurs in relation to the party without the other party's prior written consent.

4.5 BOARD RECOMMENDATIONS

(a) LLC must ensure that the LLC Board does not change its unanimous recommendation in favour of the Merger unless:

(1) the independent expert appointed by LLC to opine on the Merger fails to conclude that the Merger is in Shareholders' best interests; or

(2) a proposal emerges, which the LLC Board considers superior to the Merger.

(b) GPT Management must ensure that the GPT Independent Directors do not change their unanimous recommendation in favour of the Merger unless:

(1) the independent expert appointed by GPT Management to opine on the Merger fails to conclude that the Merger is in Unitholders' best interests; or

(2) a proposal emerges, which the GPT Independent Directors consider superior to the Merger.

(c) Subject to the provisos set out in clauses 4.5(a) and (b), LLC and GPT Management must ensure that their respective boards and management use best endeavours to secure the approval of Shareholders and Unitholders for the Merger. Consistent with this, GPT Management must make its management available to assist in marketing of the Merger.

4.6 LLC EXPLANATORY MEMORANDUM

(a) LLC must prepare the LLC Explanatory Memorandum so that it complies with all applicable laws, ASIC policy, Takeovers Panel guidance notes and Listing Rules, and includes:

(1) a report prepared by an independent expert;

(2) a statement that, subject to the provisos set out in clause 4.5(a), the LLC Board unanimously recommends that Shareholders approve the LLC Resolutions; and

(3) forecast financial information for the period ending 30 June 2005.

(b) GPT Management must assist LLC in the earliest possible preparation of the LLC Explanatory Memorandum. In particular, it must give LLC the GPT Information. LLC must obtain GPT Management's approval for the form and context in which the GPT Information appears in the LLC Explanatory Memorandum.

4.7 GPT EXPLANATORY MEMORANDUM

(a) GPT Management must prepare the GPT Explanatory Memorandum so that it complies with all applicable laws, ASIC policy, Takeovers Panel guidance notes and Listing Rules, and includes:

(1) a report prepared by an independent expert;

(2) a statement that, subject to the provisos set out in clause 4.5(b), the GPT Independent Directors unanimously recommend that Unitholders approve the GPT Resolutions; and

(3) forecast financial information for the period ending 30 June 2005.

(b) LLC must assist GPT Management in the earliest possible preparation of the GPT Explanatory Memorandum. In particular, it must give GPT Management the LLC Information. GPT Management must obtain LLC's approval for the form and context in which the LLC Information appears in the GPT Explanatory Memorandum.

4.8 CONSULTATION

Each party must consult the other about the form and content of the first party's Explanatory Memorandum and must seek to resolve in good faith any dispute about the form or content of any part of the Explanatory Memorandum with a view to reaching agreement, where reasonable in the time frame.

4.9 DISCLOSURE OF RISKS

Subject to compliance with applicable laws, ASIC policy, Takeovers Panel guidance notes and Listing Rules, LLC and GPT Management each agrees that the other party can determine the appropriate disclosure and prominence of risks in a balanced fashion in that other party's Explanatory Memorandum. In doing so, each party must use best endeavours to ensure that disclosure of business and financial risks associated with the businesses of the LLC Group and GPT Group is consistent in the LLC Explanatory Memorandum and GPT Explanatory Memorandum.

4.10 UPDATING EXPLANATORY MEMORANDA

Each party must ensure that those parts of the Explanatory Memoranda for which the party is responsible are updated with any information of which the party becomes aware between the date the Explanatory Memoranda are sent to Shareholders and Unitholders and the Implementation Date, that is necessary to ensure that the Explanatory Memoranda are not misleading or deceptive, or likely to mislead or deceive, in any material respect, and comply with all applicable laws, ASIC policy, Takeovers Panel guidance notes and Listing Rules.

4.11 ACCESS TO INFORMATION

Before the Implementation Date, each party must, and must cause (or, in the case of a Group Member that is not wholly owned, use its best endeavours to cause) each of its Group Members to:

(a) give the other party reasonable access to its records (subject to any existing confidentiality obligations owed to third parties), premises and personnel and the records, premises or personnel of any entity it manages, and reasonable co-operation:

(1) for the purpose of understanding the first party's financial position, performance and prospects, preparing and verifying the Explanatory Memoranda and implementing the LLC Scheme, GPT Arrangements and other Transaction Steps; and

(2) for any other purpose which the parties agree; and

(b) give the other party all information that the other party reasonably requires to implement the Transaction Steps and otherwise perform its obligations under this agreement,

subject to the proper performance by the first party, its Group Members and the directors and officers of the first party, and its Group Members, of their fiduciary duties. Nothing in this clause 4.11 requires a party to disclose information to the other party about the first party's consideration of the Merger or any competing proposal.

4.12 GPT SPLIT TRUST

The parties will meet as soon as possible after the date of this agreement to determine the appropriate treatment of the GPT Split Trust consistent with their best endeavours obligations to secure the approval of Shareholders and Unitholders for the Merger under clause 4.5(c).

4.13 BUY-BACKS

(a) Unless this agreement is terminated, LLC must maintain the current suspension of the On-Market Buy-Back.

(b) LLC will use its best endeavours to propose and complete the Off-Market Buy-Back in the most financially efficient means practicable. LLC must consult with the GPT Independent Directors on the conduct and pricing of the Off-Market Buy-Back but its obligations to complete that buy-back are subject to the terms being (in the LLC Board's business judgement) reasonable as to price and in the best interests of the holders of Stapled Securities.

4.14 DISTRIBUTION POLICY

It is agreed that the distribution payout policy for the Lend Lease Group will be as follows:

(a) for the period from the Implementation Date to 30 June 2005, GPT Management and LLC will each pay a distribution or dividend set out in the Explanatory Memoranda, being respectively 100% of the estimated net profit after taxation and before all:

(1) merger costs and charges,;

(2) goodwill amortisation;

(3) inter-entity eliminations; and

(4) deferred tax in respect of distributions on Unstapled Units held by LLC; and

(b) for each of the 12 month periods to 30 June 2006 and 30 June 2007, target growth in aggregated dividends and distributions per Stapled Security of 7% or more based on growth in underlying earnings per Stapled Security stated on the same basis as in clause 4.14(a).

4.15 BOARD AND MANAGEMENT STRUCTURE

To reflect an operating philosophy that is consistent with an investment management culture that is appropriate for the listed property trust sector, with effect from the Implementation Date:

(a) the board of directors of each of LLC and GPT Management will be constituted in the manner and with the positions on the board as set out in annexure A,

(b) the directors set out in annexure A will be the directors of each of LLC and GPT Management until their respective successors have been duly elected or appointed or until any of their early death, resignation or removal;

(c) LLC and GPT Management agree to procure such resignations of their respective directors as may be necessary to ensure that with effect from the Implementation Date the directors set out in annexure A are the only directors of LLC and GPT Management;

(d) the management structure of the merged LLC Group and GPT Group will be as set out in annexure B, unless the parties agree to amend the structure; and

(e) the corporate governance policies and procedures and management responsibilities and accountabilities are to be consistent with best practice for major Australian public companies.

4.16 OPERATING PHILOSOPHY

Each party acknowledges that the operating philosophy to be adopted for the merged LLC Group and GPT Group will be as follows:

An operating philosophy that is consistent with an investment management culture that is appropriate for a stapled entity in the listed property trust sector that seeks to achieve an appropriate balance in its investment profile between growth and stability, and Australian and international earnings: in particular, a focus on financial risk management to limit volatility in earnings within the context of the merged group's strategy, investor relations and communications consistent with listed property trust sector best practice for stapled entities and a single acquisition pipeline process for investment assets owned by the merged group or investment vehicles managed by the merged group and development opportunities.

Each party must include the above statement on operating philosophy for the Lend Lease Group in its Explanatory Memorandum.

4.17 NAME

With effect from the Implementation Date, the parties intend to call the merged group the 'Lend Lease Group'.

5 REPRESENTATIONS AND WARRANTIES

5.1 LLC WARRANTIES

LLC makes each of the LLC Warranties to each GPT Party. The LLC Warranties are made (by reference to the then current circumstances) on the date of this agreement and the Second Court Date, or any other date on which a LLC Warranty is expressed to be made.

5.2 GPT WARRANTIES

GPT Management makes each of the GPT Warranties to each LLC Party. The GPT Warranties are made (by reference to the then current circumstances) on the date of this agreement and the Second Court Date, or any other date on which a GPT Warranty is expressed to be made.

5.3 NO REPRESENTATION OR RELIANCE

(a) Each party acknowledges that it has not entered into this agreement in reliance on any warranty or representation made by or on behalf of the other party, except the warranties and representations set out in this agreement. This acknowledgement does not prejudice any rights a party may have in relation to information sent to Shareholders or Unitholders or filed by the other party with ASIC or the ASX.

(b) Each party acknowledges and agrees, in relation to opinions, estimates, projections, business plans, budget information or other forecasts in respect of the other party, or the other party's Group Members, (**Forecast Information**) that:

(1) there are uncertainties inherent in attempting to prepare this Forecast Information and that the party is familiar with these uncertainties;

(2) the party is taking full responsibility for making its own evaluation of the adequacy and accuracy of all Forecast Information (including the reasonableness of any assumptions and contingencies which may affect the Forecast Information); and

(3) the other party is not liable under any Claim arising out of or in connection with the party's use or disclosure of any such Forecast Information.

5.4 CLAIMS AGAINST MANAGEMENT

(a) LLC must not bring, and must ensure that no LLC Party brings, any Claim against:

(1) any director, officer or adviser of a GPT Group Member; or

(2) any employee of a GPT Group Member or Lend Lease Management Services Limited employed in relation to the GPT Group's business,

in relation to any GPT Warranty being incorrect when made.

(b) GPT Management must not bring, and must ensure that no GPT Party brings, any Claim against any director, officer, employee or adviser of an LLC Group Member, in relation to any LLC Warranty being incorrect when made.

(c) This clause 5.4 applies to Claims regardless of:

(1) when or where the relevant Claim arises;

(2) whether the Claim arises under common law, equity, statute or otherwise; and

(3) whether or not the Claim involves a liability or obligation owed severally or jointly with anyone else,

although nothing in this clause 5.4 prevents an LLC Party bringing a Claim against a GPT Group Member, or a GPT Party bringing a Claim against an LLC Group Member.

5.5 INDEMNITY

(a) LLC agrees to indemnify and keep indemnified the GPT Parties against all losses, liabilities, action, demand, claim, suit or proceeding, damages, costs and expenses whatsoever (including reasonable legal costs on a full indemnity basis) directly or indirectly incurred by a GPT Party arising at any time out of any breach of any of the representations and warranties made in section 2 of part A of schedule 2.

(b) GPT Management agrees to indemnify and keep indemnified the LLC Parties against all losses, liabilities, action, demand, claim, suit or proceeding, damages, costs and expenses whatsoever (including reasonable legal costs on a full indemnity basis) directly or indirectly incurred by an LLC Party arising at any time out of any breach of any of the representations and warranties made in section 2 of part B of schedule 2.

5.6 BENEFIT

(a) LLC holds the benefit of the GPT Warranties in clause 5.2, the undertakings in clause 5.4(b) and the indemnity in clause 5.5(b), given to other LLC Parties on trust severally for each of those persons. GPT Management acknowledges that each LLC Party may:

(1) bring action directly against GPT Management in respect of any breach of the GPT Warranties; and

(2) enforce GPT Management's undertakings in clause 5.4(b) directly against GPT Management.

(b) GPT Management holds the benefit of the LLC Warranties in clause 5.1, the undertakings in clause 5.4(a) and the indemnity in clause 5.5(a), given to other GPT Parties on trust severally for each of those persons. LLC acknowledges that each GPT Party may:

(1) bring action directly against LLC in respect of any breach of the LLC Warranties; and

(2) enforce LLC's undertakings in clause 5.4(a) directly against LLC.

5.7 SURVIVAL

The LLC Parties' and GPT Parties' rights and obligations under this clause 5 survive termination of this agreement. Each of the LLC Warranties and the GPT Warranties is severable and separately enforceable.

6 GPT MANAGEMENT'S CAPACITY AND LIABILITY

6.1 CAPACITY

GPT Management enters this agreement only in its capacity as responsible entity of GPT and in no other capacity. References in this agreement to GPT Management are to be construed accordingly.

6.2 LIMITATION OF LIABILITY

(a) Liabilities arising under, or in connection with, this agreement can be enforced against GPT Management only to the extent to which they can be satisfied out of the assets of GPT out of which GPT Management is actually indemnified for the liability.

(b) LLC must not seek recourse to any assets that GPT Management holds in any capacity other than as responsible entity of GPT. In particular, LLC must not:

(1) seek appointment of a receiver or receiver and manager (except in relation to GPT's assets), liquidator, provisional liquidator, administrator or any similar person to GPT Management; or

(2) prove in any liquidation, administration or arrangement of, or affecting, GPT Management (except in relation to GPT's assets).

(c) GPT Management does not have to incur any obligation under this agreement unless its liability in respect of that obligation is limited in the same manner as in this clause 6.2.

(d) No attorney, agent, receiver or receiver and manager appointed under this agreement is authorised to act on behalf of GPT Management in a way that exposes it to any personal liability.

(e) Subject to clause 6.3, the limitations in this clause 6.2 apply despite any other term of this agreement, and extend to all GPT Management's liabilities in connection with any act, error, omission, agreement, transaction, representation or obligation relating to this agreement.

6.3 EXCEPTIONS

Clause 6.2 does not apply to any liability of GPT Management to the extent that it is not satisfied because:

(a) the extent of GPT Management's indemnification out of GPT's assets is reduced under GPT's constitution or by operation of law, as a result of GPT Management's fraud, negligence or breach of trust; or

(b) GPT Management failed to exercise any right of indemnity it has under GPT's constitution in respect of that obligation or liability.

GPT Management's acts, errors or omissions (including related breaches of this agreement) do not constitute fraud, negligence or breach of trust by GPT Management for the purposes of this clause 6.3 to the extent to which they were caused or contributed to by any act, error or omission of any other person, other than a person referred to in section 601FB(2) of the Corporations Act.

6.4 SURVIVAL

The limitations and obligations under clause 6 survive termination of this agreement.

7 TERMINATION

7.1 TERMINATION

A party may terminate this agreement by written notice at any time before the Court Approval Time if:

(a) **material breach**:

(1) the other party is in material breach of this agreement (other than in breach of an LLC Warranty or GPT Warranty) before the Second Court Date;

(2) the first party gives the other party a notice setting out the relevant breach and stating an intention to terminate; and

(3) the other party does not remedy the breach by the earlier of 7 Business Days after it receives the notice or 5.00pm on the day before the Second Court Date;

(b) **approvals**: the requisite majorities do not approve the LLC Resolutions and GPT Resolutions;

(c) **regulatory intervention**: a court or other Government Agency has issued a final and non-appealable order, decree or ruling or taken other action which permanently restrains or prohibits the Merger. For the avoidance of doubt, such regulatory intervention includes the Court issuing a final and non-appealable order, decree or ruling which does not grant the judicial advice contemplated by section 2.1 of schedule 3;

(d) **Prescribed Occurrences**: a Prescribed Occurrence occurs in relation to the other party after the date of this agreement; or

(e) **representations and warranties**: the representations and warranties given or made by a party in this agreement are not all materially true and correct on the date of this agreement and the Second Court Date, or any other date on which the relevant representation and warranty is expressed to be made with the result that:

(1) there is an adverse effect on the consolidated assets or liabilities (including contingent liabilities as recognised in the preparation of financial statements) of that party's Group exceeding $400 million when compared with the position that would have applied had the representation or warranty been materially true and correct;

(2) there is an adverse effect on the consolidated net profits after tax of that party's Group that exceeds $40 million per annum (after taking into account any matters which offset the impact of the event or occurrence giving rise to the adverse effect) when compared with the position that would have applied had the representation or warranty been materially true and correct; or

(3) that party would be prevented from performing its obligations under this agreement.

However, a party is not entitled to terminate under clause 7.1(e) to the extent that the party was aware, or ought reasonably to have been aware from publicly available information, that the relevant representation or warranty was not materially true and correct.

7.2 TERMINATION BY GPT MANAGEMENT

GPT Management may terminate this agreement by notice in writing to LLC if:

(a) **recommendation changed**: the GPT Independent Directors change their recommendation in favour of the Merger for either of the reasons under clause 4.5(b); or

(b) **LLC changes recommendation**: the LLC Board (in breach of this agreement or otherwise) withdraws its recommendation of the Merger.

7.3 TERMINATION BY LLC

LLC may terminate this agreement by notice in writing to GPT Management if:

(a) **recommendation changed**: the LLC Board changes its recommendation in favour of the Merger for either of the reasons under clause 4.5(a);

(b) **GPT Management changes recommendation**: the GPT Independent Directors (in breach of this agreement or otherwise) withdraw their recommendation of the Merger.

7.4 EFFECT OF TERMINATION

If this agreement is terminated under clauses 3.6, 7.1, 7.2 or 7.3, the parties are discharged from further performance of their obligations under this agreement. This discharge does not apply to:

(a) any obligations which this agreement provides expressly survive termination; and

(b) any liability for a breach of this agreement occurring before termination.

7.5 NOTIFICATION OF BREACH

Each party must promptly give the other notice if it becomes aware that:

(a) warranty or representation made by the party in this agreement has become false; or

(b) the party has breached this agreement.

8 COSTS

8.1 COSTS

(a) Subject to clause 8.2, each party must pay its own costs and expenses in respect of the negotiation, preparation, execution, delivery, stamping and registration of this agreement and any other document signed or executed under this agreement.

(b) Unless otherwise provided in this agreement, each party must take all action that the party is required to take in performing its obligations under this agreement at its own cost and expense.

8.2 DUTY

Each party must pay half of all Duty (if any) payable on execution of this deed and in relation to the conduct of the Transaction Steps.

8.3 GST

(a) Unless expressly included, the consideration for any supply under or in connection with this agreement does not include GST.

(b) To the extent that any supply made under or in connection with this agreement is a taxable supply, the supplier may increase the consideration for that supply by an amount not exceeding the amount of the consideration multiplied by the rate at which GST is imposed in respect of the supply.

(c) If any party is entitled under this agreement to be reimbursed or indemnified by another party for a cost or expense incurred in connection with this agreement, the reimbursement or indemnity payment must not include any GST component of the cost or expense to the extent that the cost or expense is:

(1) a creditable acquisition incurred by the party being reimbursed or indemnified or by its representative member; and

(2) for a creditable purpose.

(d) The right of the supplier to recover any amount in respect of GST under this agreement on a supply is subject to the issuing of the relevant tax invoice or adjustment note to the recipient. Subject to any other provision of this agreement, the recipient must pay any amount in respect of GST within 7 days of the issuing of the relevant tax invoice or adjustment note to the recipient.

(e) Words used in this clause 8.3 which have a defined meaning in the GST Law have the same meaning as in the GST Law.

8.4 SURVIVAL

The parties' rights and obligations under clause 8 survive termination of this agreement.

9 ASSIGNMENT

Without the other party's written consent, a party may not:

(a) transfer the benefit of or any interest in, or create a Security Interest in or against, its Powers under this agreement; or

(b) transfer its obligations under this agreement.

The other party may withhold consent or give consent conditionally or unconditionally in its absolute discretion.

10 NOTICES

10.1 SENDING NOTICES

Any notice or other communication including any request, demand, consent or approval, to or by a party:

(a) must be in legible writing and in English addressed as shown below:

(1) if to LLC:

Address: Level 4, 30 The Bond, 30 Hickson Road,
Millers Point, NSW 2000 Australia
Attention: Company Secretary
Facsimile: +612 9252 2192
e-mail: phil.crewes@lendlease.com.au

(2) if to GPT Management:

Address: Level 4, 30 The Bond, 30 Hickson Road,
Millers Point, NSW 2000 Australia
Attention: Company Secretary
Facsimile: +612 9236 6020
e-mail: james.coyne@lendlease.com.au

or as specified to the sender by the addressee by notice;

(b) where the sender is a company, must be signed by a director or officer or under the common seal of the sender (or in the case of a notice or communication sent by e-mail, sent from the e-mail address of a director or officer);

(c) is regarded as being given by the sender and received by the addressee:

(1) if by delivery in person, when delivered to the addressee;

(2) if by post, 3 Business Days from and including the date of postage;

(3) if by facsimile transmission, when legibly received (subject to clause 10.2) by the addressee; or

(4) if by e-mail, when properly received (subject to clause 10.2) by the addressee's server,

but if the delivery or receipt is on a day which is not a Business Day or is after 4.00 pm (addressee's time), it is regarded as received at 9.00 am on the following Business Day; and

(d) can be relied upon by the addressee, and the addressee is not liable to any other person for any consequences of that reliance, if the addressee believes it to be genuine, correct and authorised by the sender.

10.2 FACSIMILE TRANSMISSIONS AND E-MAILS

(a) A facsimile transmission is regarded as legible unless the addressee telephones the sender within 2 hours after transmission is received or regarded as received under clause 10.1(c) and informs the sender that it is not legible.

(b) An e-mail is not regarded as properly received unless the sender receives confirmation of receipt of the e-mail from the addressee's server.

10.3 ADDRESSEES

In this clause 10, a reference to an addressee includes a reference to an addressee's directors, officers, employees or agents.

11 GENERAL

11.1 BUSINESS DAY

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the preceding Business Day.

11.2 GOVERNING LAW AND JURISDICTION

(a) This agreement is governed by the laws of New South Wales.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales and irrevocably waives any objection to the venue of any legal process being New South Wales on the basis that the process has been brought in an inconvenient forum.

11.3 PROHIBITION AND ENFORCEABILITY

(a) Any provision of, or the application of any provision of, this agreement or any Power which is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

(b) Any provision of, or the application of any provision of, this agreement which is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

11.4 CONSENTS

Any consent referred to in, or required under, this agreement from any party may not be unreasonably withheld, unless this agreement expressly provides for that consent to be given in that party's absolute discretion.

11.5 WAIVERS

(a) Waiver of any right arising from a breach of this agreement or of any Power arising upon breach of this agreement or upon the occurrence of a default must be in writing and signed by the party or parties granting the waiver.

(b) A failure or delay in exercise, or partial exercise, of:

(1) a right arising from a breach of this agreement or the occurrence of a default; or

(2) a Power created or arising upon default under this agreement or upon the occurrence of a default,

does not result in a waiver of that right or Power.

(c) A party is not entitled to rely on a delay in the exercise or non-exercise of a Power arising from a breach of this agreement, or on the occurrence of a default, as constituting a waiver of that Power.

(d) A party may not rely on any conduct of another party as a defence to exercise of a Power by that other party.

(e) This clause may not itself be waived except by writing.

11.6 VARIATION

A variation of any term of this agreement must be in writing and signed by or on behalf of all of the parties.

11.7 CUMULATIVE RIGHTS

The parties' Powers under this agreement are cumulative and do not exclude any other right, power, authority, discretion or remedy of the parties.

11.8 NO MERGER

The rights and obligations of the parties will not merge on completion of any transaction under this agreement. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any transaction.

11.9 FURTHER ASSURANCES

Each party must do all things and execute all further documents necessary to give full effect to this agreement.

11.10 ENTIRE AGREEMENT

This agreement:

(a) supersedes all previous agreements in respect of its subject matter other than the Confidentiality Agreements; and

(b) together with the Confidentiality Agreements, embodies the entire agreement between the parties in respect of its subject matter.

11.11 COUNTERPARTS

This agreement may be executed in any number of counterparts which together constitute one instrument. A party may execute this agreement by signing any counterpart.

11.12 ATTORNEYS

Each of the attorneys executing this agreement states that the attorney has no notice of the revocation of the power of attorney appointing that attorney.

11.13 ANNOUNCEMENTS

LLC and GPT agree to consult each other on the form of any future announcements in relation to the Merger, with a view to reaching agreement where reasonable in the timeframe.

EXECUTED AS A DEED:

Signed, sealed and delivered by/for **Lend Lease Corporation Limited**

*by its attorney in the presence of:

Director/Secretary/*Witness	Director/*Attorney
Name (please print)	Name (please print)

* Please delete if not being executed by attorney

Signed, sealed and delivered by/for **GPT Management Limited** as responsible entity of the **General Property Trust**

*by its attorney in the presence of:

Director/Secretary/*Witness	Director/*Attorney
Name (please print)	Name (please print)

* Please delete if not being executed by attorney

SCHEDULE 1 – GLOSSARY

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited ACN 008 624 691.

Board means:

(a) in relation to LLC – the LLC Board; and

(b) in relation to GPT Management – the GPT Board.

Business Day means a day, other than a Saturday, Sunday or public holiday, on which banks are open for business in Sydney.

Buy-Back Booklet *means the booklet for the Off-Market Buy-Back* referred to in section 1.1(c) of schedule 3.

Buy-Back Date means the Trading Cessation Date or such other date as the parties agree.

Buy-Back Record Date means a date determined by LLC not less than 16 Business Days before the Buy-Back Date.

Capital Amount means $12,750,000 divided by the number of Unconsolidated Units on issue as at 5.00pm on the Dividend Record Date.

Cash-Out Facility means the facility set out in section 5.2 of schedule 3 providing for cancellation of Units.

Cash-Out Unitholder means a Unitholder who validly completes, executes and returns to GPT Management an Election Form electing to participate in the Cash-Out Facility. For the avoidance of doubt, no LLC Group Member may elect to participate in the Cash-Out Facility in respect of any Units owned by that entity unless such Units are held for third party investors.

CHESS means the clearing house electronic sub-register system of shares transfers operated by the ASX Settlement and Transfer Corporation Limited.

Claim, in relation to a person, means any claim, demand, action, legal proceeding or judgement brought, made, or given against the person.

Condition means a condition precedent set out in clause 3.1 or 3.2.

Confidentiality Agreements means:

(a) the Confidentiality undertaking – Provision of Lend Lease Group information letter between LLC and GPT dated 24 June 2004; and

(b) the *Confidentiality undertaking – Provision of GPT Group information* letter between GPT and LLC entered into on or about 13 August 2004.

Consolidated Unit means a Unit after consolidation under section 5.5 of schedule 3.

Control has the same meaning as in section 50AA of the Corporations Act.

Corporations Act means the Corporations Act 2001 (Cth).

Court means a court of competent jurisdiction for the purposes of section 2.1 of schedule 3.

Court Approval Time means 8:00am on the Second Court Date.

Cut-Off Date means 31 January 2005.

Dividend Record Date means the record date for payment of the dividends referred to in section 4.1(a) of schedule 3, being a date before the Buy-Back Date.

Duty means any stamp, transaction or registration duty or similar charge imposed by any Government Agency and includes any interest, fine, penalty, charge or other amount imposed in respect of the duty or charge.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to the LLC Scheme.

Effective Date means the date on which the LLC Scheme becomes Effective.

Election Form means the 'Election Form' in relation to:

(a) participation by Unitholders in the Cash-Out Facility; and

(b) participation by Shareholders and Unitholders in the Sale Facility,

to be sent to Shareholders and Unitholders together with the Explanatory Memoranda.

Eligible Jurisdictions means Australia (and its external territories), any jurisdictions that the Explanatory Memoranda refer to as being eligible jurisdictions and any other jurisdictions that the parties may agree from time-to-time.

Entity *has the same meaning as in section 64A of the Corporations Act.*

Expert means a person of appropriate reputation, standing and relevant experience agreed by the parties or, failing agreement within 3 Business Days of the dispute arising, a person nominated at the request of either party by the President of the Australian Institute of Chartered Accountants of New South Wales.

Explanatory Memoranda means the LLC Explanatory Memorandum and the GPT Explanatory Memorandum.

FATA means the *Foreign Acquisitions and Takeovers Act 1975 (Cth).*

Government Agency means:

(a) any government or any governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity; or

(b) any professional body or self-regulatory organisation that performs statutory functions, including the ASX.

GPT means the General Property Trust constituted by the GPT Constitution.

GPT Arrangements means the transactions between GPT Management and the GPT Participants set out in section 5 of schedule 3.

GPT Board means the board of directors of GPT Management.

GPT Commercial Due Diligence means the due diligence process conducted by GPT Management into the LLC Group prior to signing of this agreement, which commenced on 4 June 2004.

GPT Constitution means the General Property Trust constitution.

GPT Constitution Modifications means the modifications of the GPT Constitution that the parties acting in good faith reasonably agree are necessary or desirable to implement and give effect to the Merger and other Transaction Steps.

GPT Deed Poll means a deed poll in favour of Shareholders in the form that the parties acting in good faith reasonably agree is necessary or desirable to implement the LLC Scheme.

GPT Explanatory Memorandum means the notice of meeting and explanatory statement in relation to the GPT Arrangements and other Transaction Steps to be sent to Unitholders.

GPT Group means GPT and its Controlled Entities and GPT Management.

GPT Group Member means a member of the GPT Group.

GPT Independent Directors means Peter Joseph, Malcolm Latham, Ken Moss and Elizabeth Nosworthy.

GPT Information means information about the GPT Group and Units that GPT gives LLC for inclusion in the LLC Explanatory Memorandum.

GPT Meeting means the meeting of Unitholders to be convened to consider the GPT Resolutions pursuant to the GPT Constitution.

GPT Participants means a person who is a Unitholder as at the Record Time other than an LLC Group Member in respect of any Units owned by that entity unless such Units are held for third party investors.

GPT Party means:

(a) a GPT Group Member;

(b) any director, officer or adviser of a GPT Group Member; and

(c) any employee of a GPT Group Member or Lend Lease Management Services Limited employed in relation to the GPT Group's business.

GPT Permitted Matter means an event, occurrence or matter:

(a) required to be done or procured by GPT Management under this agreement;

(b) arising as a result of general economic, regulatory or political conditions or changes in those conditions (including financial market fluctuations, changes in interest rates and changes in tax, securities or other applicable laws);

(c) relating to changes in business conditions affecting generally the industries in which GPT Group Members operate as at the date of this agreement; or

(d) of which LLC was aware before the date of this agreement, or ought reasonably to have been aware before the date of this agreement from publicly available information.

GPT Prescribed Occurrence means the occurrence of any of the following:

(a) GPT Management converting all or any GPT units into a larger or smaller number of units;

(b) a GPT Group Member resolving to reduce its capital in any way or reclassifying, combining, splitting, redeeming, repurchasing or cancelling directly or indirectly any of its units or shares;

(c) a GPT Group Member:

(1) entering into a buy-back agreement; or

(2) resolving to approve the terms of a buy-back agreement;

(d) GPT Management declaring, paying or distributing any part of the profits, capital or assets of GPT other than the distributions totalling not more than 5.5 cents per Unit relating to profits for the three months ended 30 June 2004;

(e) a GPT Group Member issuing or granting, or agreeing to issue or grant, any Securities to an entity that is not a GPT Group Member;

(f) GPT modifying or replacing its constitution;

(g) a GPT Group Member disposing, or agreeing to dispose, of the whole, or a substantial part, of the GPT Group's business or assets or the LLC Group's business or assets;

(h) a GPT Group Member:

(1) acquiring or disposing of;

(2) agreeing to acquire or dispose of; or

(3) offering, proposing, announcing a bid or tendering for,

any Securities, business, assets, interests in a joint venture, entity or undertaking, the value of which exceeds $100 million, other than in GPT's Ordinary Course of Business;

(i) a GPT Group Member creating, or agreeing to create, any Security Interest over the whole, or a substantial part, of the GPT Group's business or assets, other than Security Interests that secure hedging transactions or similar financial instruments entered into in accordance with GPT's existing treasury policies;

(j) a GPT Group Member entering into an agreement or giving a commitment requiring total payments over $100 million, other than:

(1) agreements or commitments entered into in GPT's Ordinary Course of Business; or

(2) under any hedging transactions or similar financial instruments entered into in accordance with GPT's existing treasury policies;

(k) an Insolvency Event occurring in relation to a GPT Group Member the assets of which exceed $5 million; or

(l) a GPT Group Member changing any significant accounting policy applied by it to report its financial position (other than changes required to implement International Financial Reporting Standards).

However, any acts or omissions by any GPT Group Member:

(m) under the LLC Scheme, GPT Arrangements or other Transaction Steps; or

(n) with LLC's prior written approval,

are not GPT Prescribed Occurrences.

GPT Register means GPT's register of unitholders.

GPT Regulatory Approvals means all Regulatory Approvals that GPT Management requires to complete the GPT Arrangements and enable the other Transaction Steps to occur.

GPT Resolutions means all resolutions required by the law, Listing Rules, Takeovers Panel guidance notes and the GPT Constitution to authorise GPT Management to complete the GPT Arrangements and the other Transaction Steps for which it is responsible.

GPT Split Trust means the GPT Split Trust constituted under the trust deed executed by GPT Management (then known as Lend Lease Management Limited) and Burns Philp Trustee Company Limited dated 4 October 1984.

GPT Tax Rulings means the following Tax Rulings in relation to the Merger:

(a) class ruling for the benefit of retail GPT Participants who hold Units on capital account;

(b) class ruling for the benefit of retail Selling Unitholders who hold Units on capital account;

(c) if required – private ruling for GPT to confirm that Division 6B of the Income Tax Assessment Act 1936 (which taxes certain trusts as companies) will not apply; and

(d) if required – a ruling from the Victorian State Revenue Office to confirm that no 'land rich' duty is payable under Chapter 3 of the Duties Act 2000 (Vic).

GPT Warranty means a representation and warranty in part B of schedule 2.

Group means:

(a) in relation to LLC – the LLC Group; and

(b) in relation to GPT – the GPT Group.

Group Member means:

(a) in relation to LLC – an LLC Group Member; and

(b) in relation to GPT – a GPT Group Member.

GST means the goods and services tax imposed under the GST Law.

GST Law has the same meaning as in section 195-1 of the *A New Tax System (Goods and Services Tax) Act 1999 (Cth)*.

Implementation Date means the 4th Business Day following the Record Date.

Ineligible Foreign Shareholder means a Shareholder who is a citizen or resident of a jurisdiction other than an Eligible Jurisdiction, or whose address in the LLC Register is a place outside the Eligible Jurisdictions, unless GPT Management is satisfied before the Effective Date that GPT Management may lawfully issue Units to the Shareholder either unconditionally or after compliance with such conditions as GPT Management in its absolute discretion regards as acceptable and not unduly onerous.

Ineligible Foreign Unitholder means a Unitholder who is a citizen or resident of a jurisdiction other than an Eligible Jurisdiction, or whose address in the GPT Register is a place outside the Eligible Jurisdictions unless LLC is satisfied before the Effective Date that LLC may lawfully issue Shares to the Unitholder either unconditionally or after compliance with such conditions as LLC in its absolute discretion regards as acceptable and not unduly onerous.

Insolvency Event means in relation to an Entity:

(a) **insolvency official**: the appointment of a liquidator, provisional liquidator, administrator, receiver, receiver and manager or other insolvency official (whether under an Australian law or a foreign law) to the person or trust or to the whole or a substantial part of the property or assets of the Entity;

(b) **arrangements**: the entry by the Entity into a compromise or arrangement with its creditors or, if it is a trustee, the creditors of its trust, generally;

(c) **winding up**:

(1) the calling of a meeting to consider a resolution to wind up the Entity, other than where the resolution is frivolous or cannot reasonably be considered to be likely to lead to the actual winding up of the Entity; or

(2) the making of an application or order for the winding up or dissolution of the Entity, other than where the application or order (as the case may be) is set aside within 14 days;

(d) **suspends payment**: the Entity suspends or threatens to suspend payment of its debts or, if it is a trustee, the debts of its trust, generally;

(e) **ceasing business**: the Entity ceases or threatens to cease to carry on business or, if it is a trustee, the business of the trust; or

(f) **insolvency**: the Entity is or becomes unable to pay its debts or, if it is a trustee, the debts of its trust, when they fall due within the meaning of the Corporations Act or is (or if it is a trustee, its trust is) otherwise presumed to be insolvent under the Corporations Act.

Lend Lease Group means LLC and GPT and their respective Controlled Entities after completion of the Merger.

Listing Rules means the 'ASX Listing Rules' issued by the ASX.

LLC Board means the board of directors of LLC.

LLC Commercial Due Diligence means the due diligence process conducted by LLC into the GPT Group to confirm that GPT's value is not materially less than the value that could reasonably be ascribed to the GPT Group based on information publicly available as at 6 August 2004.

LLC Constitution means the constitution of LLC.

LLC Deed Poll means a deed poll in favour of the Unitholders in the form that the parties acting in good faith reasonably agree is necessary or desirable to implement the GPT Arrangements.

LLC Explanatory Memorandum means the notices of meeting and explanatory statement in relation to the LLC General Meeting, LLC Scheme and other Transaction Steps to be approved by the Court and sent to Shareholders.

LLC General Meeting means a general meeting of the members of LLC, to be convened and held on the same day and immediately after the LLC Meeting, to consider and, if thought fit, approve the special resolution to replace the LLC Constitution with the New LLC Constitution.

LLC Group means LLC and its Controlled Entities, excluding the GPT Group Members.

LLC Group Member means a member of the LLC Group.

LLC Information means information about the LLC Group and Shares that LLC gives GPT Management for inclusion in the GPT Explanatory Memorandum.

LLC Meeting means the meeting of Shareholders to be convened pursuant to a Court direction in relation to the LLC Scheme under section 411(1) of the Corporations Act.

LLC Participant means a person who is a Shareholder as at the Record Time.

LLC Party means:

(a) an LLC Group Member; and

(b) any director, officer, employee or adviser of an LLC Group Member.

LLC Permitted Matter means an event, occurrence or matter:

(a) required to be done or procured by LLC under this agreement;

(b) arising as a result of general economic, regulatory or political conditions or changes in those conditions (including financial market fluctuations, changes in interest rates and changes in tax, securities or other applicable laws);

(c) relating to changes in business conditions affecting generally the industries in which LLC Group Members operate as at the date of this agreement; or

(d) of which GPT Management was aware before the date of this agreement, or ought reasonably to have been aware before the date of this agreement from publicly available information or from information made available in the GPT Commercial Due Diligence before the date of this agreement and which information was materially accurate at the time it was made available.

LLC Prescribed Occurrence means the occurrence of any of the following:

(a) LLC converting all or any of its shares into a larger or smaller number of shares;

(b) an LLC Group Member resolving to reduce its capital in any way or reclassifying, combining, splitting, redeeming, repurchasing or cancelling directly or indirectly any of its units or shares;

(c) an LLC Group Member:

(1) entering into a buy-back agreement; or

(2) resolving to approve the terms of a buy-back agreement;

(d) LLC declaring, paying or distributing any part of its profits, capital or assets other than dividends totalling not more than 26 cents per Share relating to profits for the year ended 30 June 2004;

(e) an LLC Group Member issuing or granting, or agreeing to issue or grant, any Securities to an entity that is not an LLC Group Member;

(f) LLC modifying or replacing its constitution;

(g) an LLC Group Member disposing, or agreeing to dispose, of the whole, or a substantial part, of the LLC Group's business or assets or the GPT Group's business or assets;

(h) an LLC Group Member:

(1) acquiring or disposing of;

(2) agreeing to acquire or dispose of; or

(3) offering, proposing, announcing a bid or tendering for,

any Securities, business, assets, interests in a joint venture, entity or undertaking, the value of which exceeds $100 million, other than in LLC's Ordinary Course of Business;

(i) an LLC Group Member creating, or agreeing to create, any Security Interest over the whole, or a substantial part, of the LLC Group's business or assets, excluding:

(1) Security Interests that secure financing that the LLC Group requires in connection with the Merger;

(2) Security Interests that secure financing for, or delivery of, a particular development or construction project, and under which recourse is limited to the assets of the project being financed; and

(3) Security Interests that secure hedging transactions or similar financial instruments entered into in accordance with LLC's existing treasury policies;

(j) an LLC Group Member entering into an agreement or giving a commitment requiring total payments over $100 million other than:

(1) agreements or commitments entered into in LLC's Ordinary Course of Business; or

(2) under any hedging transactions or similar financial instruments entered into in accordance with LLC's existing treasury policies;

(k) an Insolvency Event occurring in relation to an LLC Group Member the assets of which exceed $5 million; or

(l) an LLC Group Member changing any significant accounting policy applied by it to report its financial position (other than changes required to implement International Financial Reporting Standards).

However, any acts or omissions by any LLC Group Member:

(m)under the On-Market Buy-Back other than in breach of clause 4.13;

(n)under the LLC Scheme, GPT Arrangements, the Off-Market Buy-Back or the other Transaction Steps; or

(o)with GPT Management's prior written approval,

are not LLC Prescribed Occurrences.

LLC Register means LLC's register of members.

LLC Regulatory Approvals means all Regulatory Approvals that LLC requires to complete the LLC Scheme and enable the other Transaction Steps to occur.

LLC Resolutions means all resolutions required by the law, Listing Rules and the LLC Constitution to approve the LLC Scheme and LLC's completion of the other Transaction Steps for which it is responsible.

LLC Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act between LLC and the LLC Participants set out in section 4 of schedule 3, subject to any alterations or conditions made under section 411(6) of the Corporations Act.

LLC Tax Rulings means the following Tax Rulings in relation to the Merger:

(a)class ruling for the benefit of retail LLC Participants who hold Shares on capital account;

(b)class ruling for the benefit of retail Selling Shareholders who hold Shares on capital account; and

(c)class ruling for the benefit of Shareholders who participate in the Off-Market Buy-Back.

LLC Warranty means a representation and warranty in part A of schedule 2.

Merger means the stapling of Shares and Units to one another and the implementation of the other Transaction Steps.

New LLC Constitution means the proposed new constitution for LLC in the form that the parties acting in good faith reasonably agree are necessary or desirable to implement and give effect to the Merger and other Transaction Steps.

Off-Market Buy-Back means an off-market buy-back conducted by LLC in the most financially efficient means practicable, as referred to in section 3 of schedule 3 of such number of Shares that the total amount paid by LLC for all Shares bought back under this buy-back is less than or equal to $388 million and conducted on the basis that the Shares bought-back will participate in:

(a)the Pre-Implementation Dividend Amount; and

(b)the fully franked dividend totalling $95,000,000 pursuant to section 4.1(a)(1) of schedule 3.

On-Market Buy-Back means the on-market buy-back of Shares that LLC suspended on 6 August 2004.

Ordinary Course of Business means, in relation to a party, operations conducted by that party or its Group Members which are in the ordinary course of their business having regard to the nature of the business conducted by the party and its Group Members.

Original Merger Terms means the terms of LLC's merger proposal as announced on 24 May 2004.

Power means any right, power, authority, discretion or remedy that this agreement or any applicable law confers.

Pre-Implementation Dividend Amount means $0.324 (unfranked) per Share, being an amount equal to 100% of the estimated net profit of the LLC Group after taxation and before all merger costs and charges, and goodwill amortisation, for the period from (and including) 1 July 2004 to (and including) 30 November 2004 divided by the number of Shares on issue as at the Dividend Record Date.'

Pre-Implementation Distribution Amount means $0.041 per Unconsolidated Unit, being an amount equal to:

(a)a two-twelfths pro rata amount of 100% of the estimated net profit of GPT after taxation and before merger costs for the period from (and including) 1 July 2004 to (and including) 30 June 2005; plus

(b)$3,486,000 being an amount equivalent to the GPT performance fee for the half year ended 30 June 2004,

divided by the number of Unconsolidated Units on issue as at the Dividend Record Date.

Prescribed Occurrence means

(a)in relation to LLC – an LLC Prescribed Occurrence; and

(b)in relation to GPT – a GPT Prescribed Occurrence.

Record Date means the 5th Business Day following the Trading Cessation Date.

Record Time means 5.00pm on the Record Date.

Regulatory Approvals means the approvals referred to in clauses 3.1(a) to (c).

Sale Bank means the sale bank (or banks) agreed by the parties.

Sale Facility means the facility described in section 9 of schedule 3 provided under the Sale Facility Agreement for sale of Shares and Units, or for exchange of Shares and Units for Stapled Securities.

Sale Facility Agreement means a 'Securities Sale Facility Agreement' between LLC, GPT Management, the Sale Bank and ASX Perpetual Limited providing for the conduct of the Sale Facility.

Second Court Date means the first hearing day for an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving the LLC Scheme.

Securities has the same meaning as in section 92(3)(a) to (e) of the Corporations Act.

Security Interest means an interest or power:

(a)reserved, in or over any interest in any asset, including any retention of title; or

(b)created or otherwise arising, in or over any interest in any asset, whether under a bill of sale, mortgage, charge, lien, pledge, trust or power or otherwise,

by way of security for the payment of a debt or any other monetary obligation, or the performance of any other obligation, and includes any agreement to grant or create any of the above, but excludes any statutory security interest that secures liability to pay Tax.

Selling Shareholder means a Shareholder who validly completes, executes and returns to LLC an Election Form electing to participate in the Sale Facility.

Selling Unitholder means a Unitholder who validly completes, executes and returns to GPT Management an Election Form electing to participate in the Sale Facility.

Share means a fully paid ordinary share in LLC.

Share Entitlement, in relation to a GPT Participant, means the number of Shares that the GPT Participant is entitled to subscribe for under the GPT Arrangements at a subscription price of $0.0001 a Share, being a number of Shares equal to the number of Consolidated Units that the GPT Participant holds immediately after the Record Time (at which time Units will have been consolidated under section 5.5 of schedule 3).

Shareholder means each person who is registered in the LLC Register as the holder of Shares from time to time.

Stapled means the linking together of a Share and a Consolidated Unit:

(a) so that one cannot be transferred or otherwise dealt with without the other; and

(b) which are jointly quoted by the ASX as a 'stapled security'.

Stapled Securities means the stapled securities comprising one Share Stapled to one Consolidated Unit.

Stapling Deed means the 'Stapling Deed' between LLC and GPT Management in the form that the parties acting in good faith reasonably agree is necessary or desirable to implement the Merger.

Tax means any tax, levy, charge, impost, duty (including Duty), fee, deduction, charge, compulsory loan or withholding which is assessed, levied, imposed or collected by any Government Agency (except if imposed on, or calculated having regard to, the overall net income of a party) and includes any interest, fine, penalty, charge, fee or other amount imposed on or in respect of any of the above.

Tax Rulings means the LLC Tax Rulings and the GPT Tax Rulings.

Timetable means the timetable set out in schedule 4.

Trading Cessation Date means the date (on or after the Effective Date) which is announced to the ASX to be the last day of trading in Shares and Units as separate securities.

Transaction Steps means the steps set out in schedule 3 and includes the LLC Scheme, GPT Arrangements, the Off-Market Buy-Back and the Sale Facility.

Unconsolidated Unit means a Unit before consolidation under section 5.5 of schedule 3.

Unit means a fully paid ordinary unit in GPT (other than Unstapled Units) and includes Unconsolidated Units and Consolidated Units.

Unit Entitlement, in relation to an LLC Participant, means the number of Consolidated Units that the LLC Participant is entitled to subscribe for under the LLC Scheme at a subscription price of $0.0001 a Consolidated Unit, being a number of Consolidated Units equal to the number of Shares that the LLC Participant holds at the Record Time.

Unitholder means each person who is registered in the GPT Register as the holder of Units from time to time.

Unstapled Unit means a Unit that is not Stapled to a Share under the GPT Constitution (as modified by the GPT Constitution Modifications).

INTERPRETATION

In this agreement, headings and boldings are for convenience only and do not affect the interpretation of this agreement and, unless the context requires otherwise:

(a) words importing the singular include the plural and vice versa;

(b) words importing a gender include any gender;

(c) other parts of speech and grammatical forms of a word or phrase defined in this agreement have a corresponding meaning;

(d) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency;

(e) a reference to any thing (including any right) includes a part of that thing, but nothing in this paragraph implies that performance of part of an obligation constitutes performance of the obligation;

(f) a reference to a clause, party, annexure, exhibit or schedule is a reference to a clause of, and a party, annexure, exhibit and schedule to, this agreement and a reference to this agreement includes any annexure, exhibit and schedule;

(g) a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(h) a reference to an agreement other than this agreement includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing;

(i) a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;

(j) a reference to a document includes any agreement in writing, or any certificate, notice, instrument or other document of any kind;

(k) a reference to a party to a document includes that party's successors and permitted assigns;

(l) a reference to an asset includes all property of any nature, including a business, and all rights, revenues and benefits;

(m) a reference to dollars and $ is a reference to the lawful currency of the Commonwealth of Australia;

(n) a reference to any time is a reference to that time in Sydney; and

(o) a reference to a body (including an institute, association or authority), other than a party, whether statutory or not:

(1) that ceases to exist; or

(2) whose powers or functions are transferred to another body,

is a reference to the body that replaces it or substantially succeeds to those of its powers or functions that relate to the subject matter of this agreement;

(p) a reference to anything that any party must do, or not do, includes:

(1) its acts, defaults and omissions, whether direct or indirect, and whether on its own account, or for or through any other person; and

(2) acts, defaults and omissions that it permits or suffers to be done, or not done, by any other person;

(q) a reference to anything done or not done by a trust includes a reference to things done or not done by the trustee of the trust in the trustee's capacity as trustee of the trust; and

(r) no provision of this agreement will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this agreement or that provision.

USE OF 'INCLUDE' AND 'IN PARTICULAR'

Use of the expressions 'include' and 'in particular' does not limit the generality of the preceding words, or exclude anything not expressly included or particularised, unless this agreement expressly provides otherwise.

SCHEDULE 2 – REPRESENTATIONS AND WARRANTIES

PART A – LLC WARRANTIES

1 CORPORATE POWER AND AUTHORITY

(a) **bodies corporate**: LLC is duly incorporated and validly existing under the Corporations Act.

(b) **power and authority**: LLC has full power and authority to enter into, perform its obligations and exercise its rights under this agreement and to carry out the transactions this agreement contemplates.

(c) **authorisations**: LLC has taken all necessary action to authorise it to enter into and perform its obligations under this agreement and to carry out the transactions this agreement contemplates.

(d) **valid obligations**: Subject to laws generally affecting creditors' rights and the principles of equity, each of LLC's obligations under this agreement is valid and binding and is enforceable against LLC in accordance with the terms of this agreement.

(e) **no breach**: This agreement and the transactions this agreement contemplates that involve any LLC Group Member do not breach or contravene any law, document or obligation that binds that member or to which any of its assets are subject.

2 INFORMATION

(a) **LLC Information**: All LLC Information given to GPT Management for inclusion in the GPT Explanatory Memorandum:

(1) has been given in good faith and on the understanding that each of the GPT Parties is relying on that information to prepare the GPT Explanatory Memorandum and propose and implement the GPT Arrangements;

(2) will be true and correct in all material respects as at the date the GPT Explanatory Memorandum is sent to Unitholders;

(3) is not misleading or deceptive, or likely to mislead or deceive, (whether by omission or otherwise) as at the date the GPT Explanatory Memorandum is sent to Unitholders; and

(4) does not contravene any applicable laws or ASIC policy applicable to a prospectus for the issue of Shares lodged with ASIC under Chapter 6D of the Corporations Act.

(b) **Opinions and belief**: Any statement of opinion or belief contained in the LLC Information is honestly held and there are reasonable grounds for holding the opinion or belief.

(c) **Commercial due diligence**: All information about the LLC Group in the data room provided by LLC to GPT Management as part of the GPT Commercial Due Diligence is to the best knowledge and belief (obtained in the course of performing their responsibilities in respect of LLC) of Greg Clarke, Joanne Curin, Philip Crewes, Ross Taylor, Adrian Chamberlain, Ron Oakley, Steven Bird, Robert Fisher, Jay Skibinski, John Spanswick, Michael Larkin, Peter Koziol, Robert Johnston and Peter Marchetto true and correct in all material respects as at 27 July 2004.

3 SECURITIES

(a) **issued Securities**: LLC's issued Securities as at the date of this agreement are 398,675,475 Shares.

(b) **no other Securities**: LLC has not issued, or agreed to issue, any other Securities or other financial products which are still outstanding and may convert into LLC Securities.

PART B – GPT WARRANTIES

1 CORPORATE POWER AND AUTHORITY

(a) **bodies corporate**: GPT Management is duly incorporated and validly existing under the Corporations Act.

(b) **power and authority**: GPT Management has full power and authority to enter into, perform its obligations and exercise its rights under this agreement and to carry out the transactions this agreement contemplates.

(c) **authorisations**: GPT Management has taken all necessary action to authorise it to enter into and perform its obligations under this agreement and to carry out the transactions this agreement contemplates.

(d) **valid obligations**: Subject to laws generally affecting creditors' rights and the principles of equity, each of GPT Management's obligations under this agreement is valid and binding and is enforceable against GPT Management in accordance with the terms of this agreement.

(e) **no breach**: This agreement and the transactions this agreement contemplates that involve any GPT Group Member do not breach or contravene any law, document or obligation that binds that member or to which any of its assets are subject.

2 INFORMATION

(a) All GPT Information given to LLC for inclusion in the LLC Explanatory Memorandum:

(1) has been given in good faith and on the understanding that each of the LLC Parties is relying on that information to prepare the LLC Explanatory Memorandum and propose and implement the LLC Scheme;

(2) will be true and correct in all material respects as at the date the LLC Explanatory Memorandum is sent to Shareholders;

(3) is not misleading or deceptive, or likely to mislead or deceive, (whether by omission or otherwise) as at the date the LLC Explanatory Memorandum is sent to Shareholders; and

(4) does not contravene any applicable laws or ASIC policy applicable to a product disclosure statement for the issue of Units lodged with ASIC under Part 7.9 of the Corporations Act.

(b) **Opinions and belief**: Any statement of opinion or belief contained in the GPT Information is honestly held and there are reasonable grounds for holding the opinion or belief.

(c) **Commercial due diligence**: All information contained in the data room provided by GPT Management to LLC as part of the LLC Commercial Due Diligence is to the best knowledge and belief (obtained in the course of performing their responsibilities in respect of GPT) of Nic Lyons, Kieran Pryke, James Coyne and Michael O'Brien, true and correct in all material respects as at the date of this agreement.

3 SECURITIES

(a) **Issued Securities**: GPT's issued Securities as at the date of this agreement are 2,016,716,610 Units.

(b) **No other Securities**: GPT has not issued, or agreed to issue, any other Securities or other financial products which are still outstanding and may convert into GPT Securities.

SCHEDULE 3 – TRANSACTION STEPS

1 PREPARATION

1.1 LLC PREPARATION

LLC must:

(a) execute the LLC Deed Poll, Stapling Deed and Sale Facility Agreement, and execute, or ensure that LLC Group Members execute, all documents that are necessary or desirable for them to execute to implement the Merger;

(b) prepare the LLC Explanatory Memorandum in accordance with clause 4.6;

(c) prepare a buy-back booklet (incorporating a buy-back offer and application form) for the Off-Market Buy-Back;

(d) apply for the LLC Regulatory Approvals and LLC Tax Rulings;

(e) lodge a draft LLC Explanatory Memorandum with ASIC in accordance with section 411(2) of the Corporations Act;

(f) apply for a statement in writing by ASIC stating that ASIC has no objection to the LLC Scheme under section 411(17)(b) of the Corporations Act; and

(g) obtain confirmation from the ASX that it does not object to the draft New LLC Constitution or the draft LLC Explanatory Memorandum under Listing Rule 15.1.

1.2 GPT MANAGEMENT PREPARATION

GPT Management must:

(a)execute the GPT Deed Poll, Stapling Deed and Sale Facility Agreement, and execute, or ensure that GPT Group Members (or their responsible entities) execute, all documents that are necessary or desirable for them to execute to implement the Merger;

(b)prepare the GPT Explanatory Memorandum in accordance with clause 4.7;

(c)apply for the GPT Regulatory Approvals and GPT Tax Rulings; and

(d)obtain confirmation from the ASX that it does not object to the draft GPT Constitution Modifications or the draft GPT Explanatory Memorandum under Listing Rule 15.1.

2 APPROVAL

Once the Transaction Steps in section 1 of this schedule are completed, the parties must perform the Transaction Steps in this section 2.

2.1 FIRST COURT HEARING

(a)LLC must apply to the Court for orders directing LLC to convene the LLC Meeting.

(b)On the date on which LLC applies to the Court for orders directing LLC to convene the LLC Meeting, GPT Management must apply to the Court for judicial advice confirming that:

(1)GPT Management would be justified in convening a meeting of Unitholders for the purpose of considering the GPT Resolutions; and

(2)subject to Unitholders passing the GPT Resolutions, GPT Management would be justified in proceeding on the basis that amending the GPT Constitution, in the manner contemplated by the GPT Constitution Modifications, would be within the powers of alteration conferred by the GPT Constitution and section 601GC of the Corporations Act.

2.2 LODGEMENT AND ISSUE OF EXPLANATORY MEMORANDA

(a)LLC must:

(1)lodge and register the LLC Explanatory Memorandum with ASIC;

(2)lodge the Buy-Back Booklet with ASIC;

(3)lodge the LLC Explanatory Memorandum and Buy-Back Booklet with the ASX; and

(4)print and send the LLC Explanatory Memorandum, Buy-Back Booklet, an Election Form and a proxy form to Shareholders in accordance with the LLC Constitution.

In lodging the LLC Explanatory Memorandum, LLC also lodges it as a product disclosure statement as agent for GPT Management.

(b)GPT Management must:

(1)lodge the GPT Explanatory Memorandum with ASIC and the ASX; and

(2)print and send the GPT Explanatory Memorandum, an Election Form and a proxy form to Unitholders in accordance with the GPT Constitution.

In lodging the GPT Explanatory Memorandum, GPT Management also lodges it as a prospectus as agent for LLC.

2.3 MEETINGS

(a)LLC must hold the LLC Meeting in accordance with the LLC Constitution and as directed by the Court and the LLC General Meeting in accordance with the LLC Constitution and, subject to clause 4.5, use best endeavours to obtain approval of the LLC Resolutions by the requisite majorities.

(b)GPT Management must hold the GPT Meeting on the same date as the LLC Meeting (but one hour earlier) in accordance with the GPT Constitution and, subject to clause 4.5, use best endeavours to obtain approval of the GPT Resolutions by the requisite majorities.

2.4 SECOND COURT HEARING

(a)If the LLC Resolutions and GPT Resolutions are passed by the requisite majorities, LLC must apply to the Court for the approval of the LLC Scheme under section 411(4)(b) of the Corporations Act.

(b)If the Court does not give judicial advice confirming the matters in section 2.1(b)(2) at the first court hearing, on the date on which LLC applies to the Court for the approval of the LLC Scheme, GPT Management must apply to the Court for judicial advice confirming that GPT Management would be justified in proceeding on the basis that amending the GPT Constitution, in the manner contemplated by the GPT Constitution Modifications, would be within the powers of alteration conferred by the GPT Constitution and section 601GC of the Corporations Act.

(c)GPT Management must ensure that it is represented by counsel at this Court hearing and, if requested by the Court, undertake through its counsel to do all things and take all steps within its power as may be necessary in order to fulfil its obligations under this agreement and the LLC Scheme.

2.5 LODGEMENT

If the LLC Resolutions and GPT Resolutions are passed by the requisite majorities and the requisite court approvals obtained:

(a)LLC must lodge:

(1)a copy of the New LLC Constitution with ASIC under section 136(2) of the Corporations Act;

(2)an office copy of the Court orders referred to in section 2.4 of this schedule with ASIC under section 411(10) of the Corporations Act; and

(3)all other notices and forms required by law or the Listing Rules to be lodged with ASIC or the ASX in relation to the LLC Resolutions; and

(b)GPT Management must lodge:

(1)a copy of the GPT Constitution Modifications with ASIC under section 601GC(2) of the Corporations Act and a consolidated copy if requested by ASIC under section 601GC(3) of the Corporations Act; and

(2)all other notices and forms required by law or the Listing Rules to be lodged with ASIC or the ASX in relation to the GPT Resolutions.

3 OFF-MARKET BUY-BACK

3.1 CALCULATION OF BUY-BACK PRICE AND SHARES BOUGHT BACK

Promptly after the Off-Market Buy-Back closes, and in any event before the Buy-Back Date, LLC must calculate the buy-back price for each Share and number of Shares bought back from each Shareholder who held Shares at the Buy-Back Record Date and who applied to participate in the Off-Market Buy-Back in accordance with the process set out in the Buy-Back Booklet.

3.2 COMPLETION OF OFF-MARKET BUY-BACK

(a)On the Buy-Back Date, LLC must register the transfer of all Shares bought back under the Off-Market Buy-Back and, immediately after registration, cancel the Shares in accordance with section 257H(3) of the Corporations Act.

(b)Within 10 Business Days of the Buy-Back Date, LLC must pay each Shareholder any of whose Shares have been bought back under the Off-Market Buy-Back an amount equal to the buy-back price for each Share bought back, in Australian currency either by cheque or by electronic funds transfer to an account nominated by the Shareholder.

(c)LLC must ensure that all Shares bought back under the Off-Market Buy-Back are cancelled before the Record Date.

4 LLC SCHEME

4.1 DIVIDEND

(a)On the Implementation Date, LLC must pay:

(1)a fully franked dividend to each Shareholder for each Share held at 5.00pm on the record date for payment of this dividend (**Dividend Record Date**) of an amount equal to $95,000,000 divided by the number of Shares on issue as at 5:00pm on the Dividend Record Date; and

(2)a dividend to each Shareholder of the Pre-Implementation Dividend Amount for each Share held at 5:00pm on the Dividend Record Date.

The Dividend Record Date will be before the Buy-Back Date.

(b)LLC must pay the dividends to each Shareholder entitled to a dividend under section 4.1(a) (**Entitled Shareholder**) in Australian currency either by cheque:

(1)in the case of joint Entitled Shareholders – to the address recorded in the LLC Register on the Dividend Record Date of the person whose name appears first in the LLC Register in respect of the joint Entitled Shareholders, or

(2)otherwise – to the Entitled Shareholder's address recorded in the LLC Register on the Dividend Record Date,

or by electronic funds transfer to an account nominated by the Entitled Shareholder.

(c)If the total amount of either dividend payable to a particular Entitled Shareholder under this section 4.1 includes a fraction of a cent, the amount payable is rounded up to the nearest whole cent. For the purposes of this calculation.

(1)where the same person has more than one holding of Shares, those holdings are aggregated; and

(2)where it considers that an Entitled Shareholder is not acting bona fide (including where a holding has been split in order to take advantage of this rounding), LLC may aggregate holdings held by associated Entitled Shareholders.

4.2 TRANSFER OF SHARES TO SALE BANK

On the Record Date, with effect immediately before the Record Time LLC must procure that:

(a)the number of Shares that each Selling Shareholder has indicated in the Selling Shareholder's Election Form, and that the Selling Shareholder holds at that time, is transferred from the Selling Shareholder to the Sale Bank; and

(b)all Shares that each Ineligible Foreign Shareholder holds at that time is transferred from the Ineligible Foreign Shareholder to the Sale Bank.

These Shares will be transferred together with all rights attaching to them, and free of all Security Interests and third party rights.

4.3 DIVIDEND AND UNIT SUBSCRIPTION

(a)Not later than 2 Business Days before the Implementation Date, LLC must apply, on behalf of each LLC Participant, to GPT Management to subscribe for the relevant LLC Participant's Unit Entitlement at $0.0001 a Consolidated Unit.

(b)On the Implementation Date LLC must pay a fully franked dividend to each LLC Participant of $0.0001 for each Share held at the Record Time and apply the dividend on behalf of the LLC Participant to pay the total subscription price payable by the relevant LLC Participant for the LLC Participant's Unit Entitlement.

4.4 CONSOLIDATED UNIT ISSUE AND STAPLING

(a)Promptly on receiving payment under section 4.3(b) of this schedule, GPT Management must issue to each LLC Participant the LLC Participant's Unit Entitlement and enter in the GPT Register the name and address of the relevant LLC Participant as the holder of that Unit Entitlement. These Consolidated Units must:

(1)rank equally with all other Consolidated Units from the time of issue;

(2)be issued on the terms set out in the GPT Constitution as modified by the GPT Constitution Modifications; and

(3)be Stapled to the relevant LLC Participant's Shares on a one-for-one basis with effect immediately from issue.

(b)GPT Management may satisfy its obligation to issue Consolidated Units to each LLC Participant by despatching, or procuring the despatch of, a holding statement in relation to the LLC Participant's entitlement to Stapled Securities:

(1)in the case of joint Shareholders – to the address recorded in the LLC Register on the Record Date of the person whose name appears first in the LLC Register in respect of the joint Shareholders; or

(2)otherwise – to the LLC Participant's address recorded in the LLC Register on the Record Date.

4.5 RECOGNISING DEALINGS IN SHARES

For the purposes of the LLC Scheme, LLC must recognise only the following dealings in Shares:

(a)the transfers to the Sale Bank referred to in section 4.2 of this schedule;

(b)for dealings of the type effected using CHESS – dealings where the transferee is registered in the LLC Register as the holder of the relevant Shares by 9.00am on the Record Date; and

(c)for other types of dealings – dealings:

(1)that occurred before the close of business on the Trading Cessation Date; and

(2)in respect of which a registrable transmission application or transfer in registrable form is received on or before 9.00am on the Record Date at the place where the LLC Register is kept.

Otherwise, LLC must not register or recognise for any purpose any dealing in Shares (other than dealings in Shares as part of a Stapled Security).

4.6 LLC REGISTER

LLC must:

(a)register any transmission applications or transfers received in accordance with section 4.5(c) of this schedule by the Record Time; and

(b)otherwise maintain the LLC Register in accordance with section 4.5 of this schedule until the Consolidated Units have been issued to the LLC Participants as contemplated by section 4.4 of this schedule.

The LLC Register in this form must be the sole basis for determining rights to Consolidated Units under the LLC Scheme.

5 GPT ARRANGEMENTS

5.1 DISTRIBUTIONS

(a) On the Implementation Date, GPT Management must:

(1) pay the Pre-Implementation Distribution Amount to each Unitholder for each Unconsolidated Unit held at 5.00pm on the Dividend Record Date; and

(2) make a capital distribution to Unitholders of the Capital Amount for each Unconsolidated Unit held at 5.00pm on the Dividend Record Date.

(b) GPT Management must pay the distributions to each Unitholder entitled to a distribution under section 5.1(a) (**Entitled Unitholder**) in Australian currency either by cheque:

(1) in the case of joint Entitled Unitholders – to the address recorded in the GPT Register on the Dividend Record Date of the person whose name appears first in the GPT Register in respect of the joint Entitled Unitholders; or

(2) otherwise – to the Entitled Unitholder's address recorded in the GPT Register on the Dividend Record Date,

or by electronic funds transfer to an account nominated by the Entitled Unitholders.

(c) If the total amount of either distribution payable to a particular Entitled Unitholder under this section 5.1 includes a fraction of a cent, the amount payable is rounded up to the nearest whole cent. For the purposes of this calculation:

(1) where the same person has more than one holding of Units, those holdings are aggregated; and

(2) where it considers that an Entitled Unitholder is not acting bona fide (including where a holding has been split in order to take advantage of this rounding), GPT Management may aggregate holdings held by associated Entitled Unitholders.

5.2 CANCELLATION

(a) On the Record Date, with effect at 11.00am GPT Management must cancel the number of Unconsolidated Units that each Cash-Out Unitholder has indicated in the Cash-Out Unitholder's Election Form and that the Cash-Out Unitholder holds at that time up to a maximum number of Unconsolidated Units equal to the lesser of:

(1) 30,000 (subject to section 5.2(c)); and

(2) the total number of Unconsolidated Units registered in the Unitholder's name on the Record Date.

(b) In consideration for the cancellation of Unconsolidated Units, GPT Management must distribute to the Cash-Out Unitholders $3.48 in capital for each Unconsolidated Unit cancelled.

(c) If, following receipt of Election Forms from Cash-Out Unitholders, the total amount that GPT Management would have to pay to all Cash-Out Unitholders to cancel their Unconsolidated Units at $3.48 per Unit in accordance with sections 5.2(a) and (b) exceeds $1,311,000,000, the 30,000 Unconsolidated Unit maximum referred to in section 5.2(a)(1) must be reduced to the extent necessary to ensure that the total amount GPT Management pays all Cash-Out Unitholders is less than or equal to $1,311,000,000.

(d) For the purposes of the calculation in section 5.2(a):

(1) where the same person has more than one holding of Unconsolidated Units, those holdings are aggregated; and

(2) where it considers that a Unitholder is not acting bona fide (including where a holding has been split in order to take advantage of the cancellation opportunity), GPT Management may aggregate holdings held by associated Unitholders.

(e) Subject to section 6.2(a) of this schedule, within 10 Business Days after the Implementation Date, GPT Management must pay the amount distributed to each Cash-Out Unitholder in Australian currency either by cheque:

(1) in the case of joint Unitholders – to the address recorded in the GPT Register on the Record Date of the person whose name appears first in the GPT Register in respect of the joint Unitholders; or

(2) otherwise – to the Unitholder's address recorded in the GPT Register on the Record Date,

or by electronic funds transfer to an account nominated by the Cash-Out Unitholder.

5.3 CAPITAL DISTRIBUTION OF SURPLUS

(a) Within 10 Business Days of the Implementation Date, GPT Management must cause to be made a capital distribution to Unitholders for each Unconsolidated Unit held at 1.00pm on the Record Date of an amount calculated in accordance with the following formula:

$$D = \frac{\$1{,}311{,}000{,}000 - (\$3.48 \times NC)}{NU}$$

Where:

D is the relevant amount of the capital distribution for each Unconsolidated Unit

NC is the number of Unconsolidated Units cancelled under section 5.2

NU is the number of Unconsolidated Units on issue at 1.00pm (after the cancellation of Unconsolidated Units under section 5.2 of this schedule) on the Record Date. For the sake of clarity, this number excludes any Units issued pursuant to section 6 of this schedule 3

(b) Promptly on making the capital distribution, but subject to section 6.2(a) of this schedule, GPT Management must pay the amount distributed to each Unitholder in Australian currency either by cheque:

(1) in the case of joint Unitholders – to the address recorded in the GPT Register on the Record Date of the person whose name appears first in the GPT Register in respect of the joint Unitholders; or

(2) otherwise – to the Unitholder's address recorded in the GPT Register on the Record Date,

or by electronic funds transfer to an account nominated by the Unitholder.

(c) If the total amount of the distribution payable to a particular Unitholder under this section 5.3 includes a fraction of a cent, the amount payable is rounded up to the nearest whole cent. For the purposes of this calculation:

(1) where the same person has more than one holding of Units, those holdings are aggregated; and

(2) where it, in consultation with LLC, considers that a Unitholder is not acting bona fide (including where a holding has been split in order to take advantage of this rounding), GPT Management must aggregate holdings held by associated Unitholders.

5.4 TRANSFER OF UNITS TO SALE BANK

On the Record Date, with effect immediately before the Record Time GPT Management must (as agent for Unitholders) ensure that:

(a) the number of Unconsolidated Units that each Selling Unitholder has indicated for sale in the Selling Unitholder's Election Form, and that the Selling Unitholder holds at that time, is transferred from the Selling Unitholder to the Sale Bank; and

(b) all Unconsolidated Units that each Ineligible Foreign Unitholder holds at that time are transferred from the Ineligible Foreign Unitholder to the Sale Bank.

These Unconsolidated Units will be transferred together with all rights attaching to them, and free of all Security Interests and third party rights. LLC acknowledges that Units issued pursuant to section 6 of this schedule 3 will not participate in the transfer to the Sale Bank.

5.5 CONSOLIDATION

(a) Effective from the Record Time, GPT Management must consolidate all Unconsolidated Units held by each GPT Participant and LLC at the Record Time into a number of Consolidated Units calculated in accordance with the following formula:

$$CU = \frac{UU \times (\$3.48 - D)}{\$10.754}$$

Where:

CU is the number of Consolidated Units into which the GPT Participant's and LLC's Unconsolidated Units consolidate

UU is the number of Unconsolidated Units held by each GPT Participant and LLC at the Record Time. For the sake of clarity, this number excludes any Units issued pursuant to section 6 of this schedule 3

D is the amount of the capital distribution per Unconsolidated Unit calculated under section 5.3

(b) If as a result of that consolidation, the number of Consolidated Units that a GPT Participant would hold is not a whole number, the number of Consolidated Units into which the GPT Participant's Unconsolidated Units consolidate is rounded up to the nearest whole number of Consolidated Units. For the purposes of this calculation:

(1) holdings of Unconsolidated Units transferred to the Sale Bank from a single Unitholder are aggregated, but holdings of Unconsolidated Units transferred to the Sale Bank from different Unitholders are treated as if they were separate holdings;

(2) where the same person has more than one holding of Unconsolidated Units, those holdings are aggregated; and

(3) where it, in consultation with LLC, considers that a Unitholder is not acting bona fide (including where a holding has been split in order to take advantage of this rounding), GPT Management must aggregate holdings held by associated Unitholders.

5.6 DISTRIBUTION AND SHARE SUBSCRIPTION

(a) Not later than 2 Business Days before the Implementation Date, GPT Management must apply, on behalf of each GPT Participant, to LLC to subscribe for the relevant GPT Participant's Share Entitlement at $0.0001 a Share.

(b) On the Implementation Date, GPT Management must pay a distribution to each GPT Participant of $0.0001 for each Consolidated Unit held immediately after the Record Time and apply the distribution, on behalf of the GPT Participant, to pay the total subscription price payable by the relevant GPT Participant for the GPT Participant's Share Entitlement. For the sake of clarity, Units issued pursuant to section 6 of this schedule 3 will not participate in this distribution.

5.7 SHARE ISSUE AND STAPLING

(a) Promptly on receiving payment under section 5.6(b) of this schedule, LLC must issue to each GPT Participant the GPT Participant's Share Entitlement and enter in the LLC Register the name and address of the relevant GPT Participant as the holder of that Share Entitlement. These Shares must:

(1) rank equally with all other Shares from the time of issue;

(2) be issued on the terms set out in the New LLC Constitution; and

(3) be Stapled to the relevant GPT Participant's Consolidated Units on a one-for-one basis with effect immediately from issue.

(b) LLC may satisfy its obligation to issue Shares to each GPT Participant by despatching, or procuring the despatch of, a holding statement in relation to the GPT Participant's entitlement to Stapled Securities:

(1) in the case of joint Unitholders – to the address recorded in the GPT Register on the Record Date of the person whose name appears first in the GPT Register in respect of the joint Unitholders; or

(2) otherwise – to the GPT Participant's address recorded in the GPT Register on the Record Date.

5.8 RECOGNISING DEALINGS IN UNITS

For the purposes of the GPT Arrangements, GPT Management must recognise only the following dealings in Units:

(a) the cancellations of Units referred to in section 5.2 of this schedule;

(b) the transfers to the Sale Bank referred to in section 5.4 of this schedule;

(c) the consolidation of Unconsolidated Units into Consolidated Units referred to in section 5.5 of this schedule;

(d) for dealings of the type effected using CHESS – dealings where the transferee is registered in the GPT Register as the holder of the relevant Units by 9.00am on the Record Date; and

(e) for other types of dealings – dealings:

(1) that occurred before the close of business on the Trading Cessation Date; and

(2) in respect of which a registrable transmission application or transfer in registrable form is received on or before 9.00am on the Record Date at the place where the GPT Register is kept.

Otherwise, GPT Management must not register or recognise for any purpose any dealing in Units (other than dealings in Units as part of a Stapled Security).

5.9 GPT REGISTER

GPT Management must:

(a) register any transmission applications or transfers received in accordance with section 5.8(e) of this schedule by the Record Time; and

(b) otherwise maintain the GPT Register in accordance with section 5.8 of this schedule until the Shares have been issued to the GPT Participants as contemplated by section 5.7 of this schedule.

The GPT Register in this form must be the sole basis for determining rights to Shares under the GPT Arrangements.

6 SUBSCRIPTION FOR UNSTAPLED UNITS

6.1 FAIR VALUE OF UNSTAPLED UNITS

By the day after the Trading Cessation Date, the parties must determine the fair value of Unstapled Units on the basis that the buy-backs, cancellations, consolidations and issues of Shares and Units set out in sections 3 to 5 of this schedule have occurred. If the parties cannot agree on the fair value by the day after the Trading Cessation Date, either party may refer the allocation to an Expert for determination. The following rules apply to a determination by the Expert:

(a) in determining the fair value, the Expert acts as an expert and not as an arbitrator;

(b) the parties must instruct the Expert to determine the fair value of Unstapled Units immediately following the Merger on the basis that the buy-backs, cancellations, consolidations and issues of Shares and Units set out in sections 3 to 5 of this schedule have occurred;

(c) the parties must instruct the Expert to:

(1) determine the fair value as soon as possible and in any event by not later than 2 Business Days before the Implementation Date; and

(2) promptly on determining the fair value, give each party a report setting out the Expert's determination and reasons for the determination;

(d) the parties must give the Expert all information and documents that the Expert reasonably requires, and may submit written representations to the Expert in relation to the fair value of Unstapled Units; and

(e) in the absence of manifest error, the Expert's decision is final, conclusive and binding on the parties.

Each party must pay and share the Expert's costs equally.

6.2 SUBSCRIPTION

(a) Not later than 2 Business Days before the Implementation Date but after the Record Date, in consideration for the issue of the Unstapled Units at a subscription price equal to the fair value of Unstapled Units determined in accordance with section 6.1 of this schedule, GPT Management will direct LLC to pay $1,311,000,000 (or such lesser amount as the parties may agree) to the Cash-Out Unitholders and Unitholders as at 1:00pm on the Record Date in satisfaction of GPT Management's obligations under sections 5.2 and 5.3 of this schedule.

(b) On the Implementation Date, LLC must pay GPT Management or as directed by it under clause 6.2(a) $1,311,000,000 (or such lesser amount as the parties may agree) to subscribe for the Unstapled Units.

6.3 UNSTAPLED UNIT ISSUE

(a) Promptly after Shares and Units have been issued under sections 5.7 and 4.4 of this schedule, GPT Management must issue LLC the Unstapled Units referred to in section 6.2 of this schedule on the Implementation Date and enter LLC in the GPT Register as the holder of those Unstapled Units. These Unstapled Units must:

(1) rank equally with all Consolidated Units from the time of issue;

(2) be issued on the terms set out for Unstapled Units in the GPT Constitution as modified by the GPT Constitution Modifications; and

(3) not be Stapled on issue.

(b) GPT Management may satisfy its obligation to issue these Unstapled Units to LLC by despatching, or procuring the despatch of, a unit certificate or holding statement in relation to these Unstapled Units to LLC.

7 QUOTATION OF SHARES, UNITS AND STAPLED SECURITIES

The parties must:

(a) use best endeavours to ensure that the ASX suspends trading in Shares and Units separately no later than the Trading Cessation Date; and

(b) apply for quotation of Stapled Securities on the ASX (on a deferred settlement basis), effective immediately after the Trading Cessation Date.

8 STAPLING

Once the Shares and Units have been issued under sections 4.4 and 5.7 of this schedule, the provisions in the Stapling Deed, LLC Constitution and GPT Constitution for stapling Shares and Units together into Stapled Securities take effect.

9 SALE FACILITY

9.1 CASH SALE FACILITY

The parties must ensure that the Sale Bank conducts a cash Sale Facility on the following basis:

(a) On the Implementation Date, the Sale Bank will:

(1) allocate to each Selling Shareholder who elected to receive cash for their Shares in the Election Form, and each Ineligible Foreign Shareholder, one Stapled Security for each Share transferred to the Sale Bank under section 4.2 of this schedule; and

(2) allocate to each Selling Unitholder who elected to receive cash for their Units in the Election Form, and each Ineligible Foreign Unitholder, one Stapled Security for each Consolidated Unit into which the Unconsolidated Units they transferred to the Sale Bank under section 5.2 of this schedule are consolidated under section 5.5 of this schedule.

(b) On, or as soon as practicable after, the Implementation Date, the Sale Bank will ensure that all Stapled Securities allocated to Shareholders and Unitholders under section 9.1(a) of this schedule (Sold Stapled Securities) are offered for sale. The sale will be to institutional investors under a bookbuild process as set out in section 9.1(c) of this schedule unless a Government Agency requires that the sale be conducted otherwise. The Sale Bank must complete the sale process within 10 days of the Implementation Date.

(c) On completion of the bookbuild process, the Sale Bank will determine the sale price for each Sold Stapled Security offered for purchase. The sale price for all Sold Stapled Securities will be the same. The Sale Bank will take into account the following factors in determining the sale price:

(1) the total number of Sold Stapled Securities offered for sale under the bookbuild process;

(2) the prevailing market conditions (including the prevailing price of Stapled Securities on the ASX and the prevailing demand for Stapled Securities offered for sale under the bookbuild process);

(3) the need to maintain an orderly secondary market for all Stapled Securities;.

(4) the period in which the bookbuild sale process is to be completed.

(d) Within 3 Business Days after settling the sale of all Sold Stapled Securities, the Sale Bank will pay the proceeds received from sale of Sold Stapled Securities allocated to each person to whom the relevant Sold Stapled Securities were allocated.

9.2 EXCHANGE SALE FACILITY

The parties must ensure that the Sale Bank conducts an exchange Sale Facility on the following basis:

(a) On the Implementation Date, the Sale Bank will:

(1) allocate to each Selling Shareholder who elected to exchange their Shares for Stapled Securities in the Election Form one Stapled Security for each Share transferred to the Sale Bank under section 4.2 of this schedule; and

(2) allocate to each Selling Unitholder who elected to exchange their Units for Stapled Securities in the Election Form one Stapled Security for each Consolidated Unit into which the Unconsolidated Units they transferred to the Sale Bank under section 5.2 of this schedule are consolidated under section 5.5 of this schedule.

(b) Within 3 Business Days after the Implementation Date, the Sale Bank will transfer to each Shareholder and Unitholder under section 9.2(a) of this schedule the Stapled Securities allocated to them.

ANNEXURE B – STAPLING DEED

This Stapling Deed
is made on

Date

between the following parties:

1. Lend Lease Corporation Limited

ABN 32 000 226 228
of Level 4, 30 The Bond, 30 Hickson Road, Millers Point, NSW 2000 Australia
(LLC)

2. GPT Management Limited

ABN 94 000 335 473
as responsible entity of the **General Property Trust**
of Level 4, 30 The Bond, 30 Hickson Road, Millers Point, NSW 2000 Australia
(GPT Management)

Recitals

A. This deed sets out the terms of the relationship between GPT Management and LLC in respect of the Stapled Securities:

- part A sets out the Stapling arrangements for the Stapled Securities;
- part B sets out the terms on which the parties will cooperate while Shares and Units are Stapled; and
- part C sets out other aspects of the parties' relationship.

B. The parties' constitutions also contain Stapling provisions for the Stapled Securities.

The parties agree

in consideration of, among other things, the mutual promises contained in this deed:

1 INTERPRETATION

This deed will be interpreted in accordance with schedule 1. Capitalised expressions used in this deed have the meanings set out in schedule 1.

PART A – STAPLING

2 CONDITION PRECEDENT, COMMENCEMENT AND TERM

(a) The Powers, obligations and liabilities of the parties under this deed are subject to and have no force and effect until:

(1) the Stapling Resolutions are approved by Shareholders and Unitholders and all the other conditions precedent to the Merger Implementation Agreement are satisfied or waived in accordance with clause 3 of the Merger Implementation Agreement; and

(2) Shares and Units have been issued under sections 4.4 and 5.7 of schedule 3 to the Merger Implementation Agreement.

(b) Once it takes effect, this deed continues to operate until termination of Stapling under clause 5.

3 DEALING WITH STAPLED SECURITIES

3.1 SHARES AND UNITS TO BE STAPLED

(a) The component Share and Unit of each Stapled Security on issue from time-to-time are Stapled to one another. Except where this deed provides otherwise, each party must not:

(1) do anything (including registering any transfer of any Share or Unit) that would cause, either directly or indirectly, the component Share and Unit of a Stapled Security not to be Stapled; or

(2) refrain from doing anything where refraining from doing that thing would cause, either directly or indirectly, the component Share and Unit of a Stapled Security not to be Stapled.

(b) Unstapled Units will not be Stapled to Shares and this deed does not apply to Unstapled Units. This clause 3.1(b) prevails over any other provision of this deed.

3.2 RESTRICTIONS ON DEALINGS IN SHARES

LLC must not:

(a) **issue**: issue a Share or Share Right unless GPT Management issues a Unit or Unit Right to the same person at the same time and the Share and Unit, or Share Right and Unit Right (as the case may be), are Stapled to one another immediately on issue;

(b) **cancellation**: cancel (whether on buy-back, redemption or otherwise) a Share or Share Right unless GPT Management cancels the Unit or Unit Right Stapled to that Share or Share Right (as the case may be) at the same time;

(c) **calls**: make a call on, forfeit or accept the surrender of any partly-paid Share unless GPT Management makes a call on, forfeits or accepts the surrender of the partly-paid Unit Stapled to that Share;

(d) **conversion**: convert Shares or Share Rights into a larger or smaller number of Shares or Share Rights unless GPT Management converts the Units or Unit Rights Stapled to those Shares or Share Rights (as the case may be) into the same larger or smaller number of Units or Unit Rights;

(e) **variation**: vary a Share Right so the holder receives a larger or smaller number of Shares on exercise or conversion of the Share Right unless GPT Management varies the Unit Right Stapled to that Share Right so the holder receives the same larger or smaller number of Units on exercise or conversion;

(f) **agreement, offer or invitation**: agree or offer to do any of the above, or invite a person to participate in any of the above transactions unless GPT Management agrees, offers or invites a person, to participate in the corresponding transaction; or

(g) **other corporate actions**: conduct any of the following transactions except on terms (including terms of issue) agreed by GPT Management, or as required under this deed:

(1) issue any Equity Security;

(2) cancel any Equity Security;

(3) make a call on, forfeit or accept the surrender of any Equity Security;

(4) convert any Equity Security into a larger or smaller number;

(5) vary the terms of any Share Right; or

(6) agree or offer to do any of the above, or invite a person to participate in any of the above.

LLC is not obliged to effect any transaction set out in this clause 3.2 (including any issue, cancellation, buy-back, redemption, call, forfeiture, surrender, conversion, variation, or other corporate action) in a manner inconsistent with any constitutional, contractual or fiduciary obligation or law by which it is bound, or if it does not have any necessary consent or approval.

3.3 RESTRICTIONS ON DEALING IN UNITS

GPT Management must not:

(a) **issue**: issue a Unit or Unit Right unless LLC issues a Share or Share Right to the same person at the same time and the Unit and Share, or Unit Right and Share Right (as the case may be), are Stapled to one another immediately on issue;

(b) **cancellation**: cancel (whether on repurchase, redemption or otherwise) a Unit or Unit Right unless LLC cancels the Share or Share Right Stapled to that Unit or Unit Right (as the case may be) at the same time;

(c) **calls**: make a call on, forfeit or accept the surrender of any partly-paid Unit unless LLC makes a call on, forfeits or accepts the surrender of the partly-paid Share Stapled to that Unit;

(d) **conversion**: convert Units or Unit Rights into a larger or smaller number of Units or Unit Rights unless LLC converts the Shares or Share Rights Stapled to those Units or Unit Rights (as the case may be) into the same larger or smaller number of Shares or Share Rights;

(e) **variation**: vary a Unit Right so the holder receives a larger or smaller number of Units on exercise or conversion of the Unit Right unless LLC varies the Share Right Stapled to that Unit Right so the holder receives the same larger or smaller number of Shares on exercise or conversion;

(f) **agreement, offer or invitation**: agree or offer to do any of the above, or invite a person to participate in any of the above transactions unless LLC agrees, offers or invites a person, to participate in the corresponding transaction; or

(g) **other corporate actions**: conduct any of the following transactions except on terms (including terms of issue) agreed by LLC, or as required under this deed:

(1) issue any Equity Security;

(2) cancel any Equity Security;

(3) make a call on, forfeit or accept the surrender of any Equity Security;

(4) convert any Equity Security into a larger or smaller number;

(5) vary the terms of any Unit Right; or

(6) agree or offer to do any of the above, or invite a person to participate in any of the above.

GPT Management is not obliged to effect any transaction set out in this clause 3.3 (including any issue, cancellation, repurchase, redemption, call, forfeiture, surrender, conversion, variation, or other corporate action) in a manner inconsistent with any constitutional, contractual or fiduciary obligation or law by which it is bound, or if it does not have any necessary consent or approval.

3.4 REGISTERS AND TRANSFERS

(a) The parties must:

(1) maintain a Stapled Securities Register;

(2) appoint a common registrar for the Stapled Securities Register and any LLC Register and GPT Register;

(3) subject to clause 3.4(b), record all details of, and dealings in, Stapled Securities and the Shares and Units comprising them in the Stapled Securities Register; and

(4) ensure that the Stapled Securities Register and any LLC Register and GPT Register are entirely consistent with one another.

(b) A party must not register any transfer of a Share or Unit unless the other party registers the transfer of the Unit or Share Stapled to that Share or Unit (as the case may be) to the same person at the same time.

(c) A party is not obliged to effect any transfer of a Share or Unit in a manner inconsistent with any constitutional, contractual or fiduciary obligation or law by which it is bound, or if it does not have any necessary consent or approval.

3.5 JOINT CERTIFICATES AND HOLDING STATEMENTS

The parties must issue joint certificates or joint holding statements to each Stapled Securityholder.

3.6 QUOTATION

(a) LLC must use its best endeavours to ensure that it remains admitted to the official list of the ASX and GPT Management must use its best endeavours to ensure that GPT remains admitted to the official list of the ASX.

(b) The parties must use their best endeavours to ensure that the ASX quotes each Share and Unit comprising a Stapled Security jointly as a 'stapled security' and that all Stapled Securities quoted from time to time remain quoted. Despite this joint quotation, LLC and GPT remain separately admitted to the official list of the ASX.

4 ALLOCATION OF SUBSCRIPTION AMOUNT

4.1 ALLOCATION

(a) The parties must allocate:

(1) the subscription amount received on issue of any Stapled Security between its Share component and Unit component;

(2) the option price received on issue of any option to subscribe for a Stapled Security between its Share component and Unit component; and

(3) the amount payable on cancellation (whether on repurchase, redemption, buy-back or otherwise) of any Stapled Security between its Share component and Unit component,

on the basis of the relative fair values of those components as agreed by the parties before the relevant issue or cancellation.

(b) If a Stapled Security is not issued fully-paid, the parties must allocate:

(1) the unpaid amount;

(2) any amount received on payment of a call on the Stapled Security; and

(3) any amount received on sale of forfeited Stapled Securities,

between its Share component and Unit component in the same proportions as they would allocate any subscription amount received on issue of that Stapled Security.

(c) The allocation of the subscription amounts and option prices received on issue, and amounts payable on cancellation between the Share components and Unit components of the Securities issued or cancelled must be the same for all Securities that are issued or cancelled (as the case may be) at the same time.

4.2 EXPERT DETERMINATION

If the parties cannot agree an allocation under clause 4.1 within 5 Business Days of either party proposing an allocation to the other, either party may refer the allocation to an Expert for determination. The following rules apply to a determination by the Expert under this clause 4.2:

(a) in determining the allocation, the Expert acts as an expert and not as an arbitrator;

(b) the parties must instruct the Expert to determine the allocation between the Share component and Unit component of a Stapled Security or option on the basis of the relative fair values of those components having regard to:

(1) the relative net tangible asset backing of the Shares and Units immediately before the relevant issue or cancellation; and

(2) any other factors that the Expert considers should be taken into account;

(c) the parties must instruct the Expert to:

(1) determine the allocation as soon as possible, and in any event within 20 Business Days, after the date it is referred to the Expert; and

(2) promptly on determining the allocation, give each party a report setting out the Expert's determination and reasons for the determination;

(d) the parties must give the Expert all information and documents that the Expert reasonably requires and each may submit written representations to the Expert in relation to the allocation to be determined; and

(e) in the absence of manifest error, the Expert's decision is final, conclusive and binding on the parties.

Unless the Expert decides otherwise, each party must pay and share the Expert's costs equally. The Expert's decision as to costs is final, conclusive and binding on the parties.

5 UNSTAPLING

5.1 WHEN UNSTAPLING OCCURS

The Stapling of the component Shares and Units of Stapled Securities terminates:

(a) on the Stapling becoming unlawful or prohibited by the Listing Rules;

(b) on the commencement of winding up of LLC or GPT; or

(c) on the termination of GPT.

5.2 CONSEQUENCES OF UNSTAPLING

Promptly on Stapling terminating, each party must:

(a) take all necessary steps to ensure that all Shares and Units cease to be Stapled;

(b) repay, or procure other members of its Group to repay, all Financial Accommodation provided to them, by members of the other party's Group; and

(c) obtain releases for all Financing Securities provided by members of the other party's Group in relation to Financing Debt incurred by members of the party's Group.

The parties' rights and obligations under clause 5.2 survive termination of this deed.

5.3 TERMINATION

On Stapling terminating, the parties are discharged from further performance of their obligations under this deed. This discharge does not apply to:

(a) any obligations which this deed provides expressly survive termination; and

(b) any liability for a breach of this deed occurring before termination.

PART B – COOPERATION

6 COOPERATION AND CONSULTATION

6.1 GENERAL OBLIGATION TO COOPERATE

The parties must:

(a) cooperate with each other in relation to all matters relating to the Stapled Securities;

(b) perform their respective obligations under this deed and their constitutions (including raising capital) with a view to enhancing the market value of the Stapled Securities;

(c) do all things reasonable and necessary to assist each other to perform their obligations under this deed; and

(d) consult each other before engaging in any act or omission which may materially affect the value of the Stapled Securities.

6.2 BOARD COMPOSITION

The parties must use best endeavours to ensure that, to the extent possible, LLC's board and GPT Management's board have the same composition.

6.3 MEETINGS

The parties must cooperate to ensure that, as is necessary or desirable, Stapled Securityholders' meetings are held concurrently or consecutively.

6.4 DIVIDENDS AND DISTRIBUTIONS

The parties must coordinate the announcement and payment (including as to time and frequency) of dividends and distributions, and any dividend or distribution reinvestment plan.

6.5 REGULATORS AND DISCLOSURE

(a) Without limiting clause 6.11, the parties must cooperate with each other to ensure that each party complies with all applicable disclosure obligations imposed by any Government Agency (including ASIC and the ASX) or any other stock market on which any of the party's Securities are listed or quoted.

(b) The parties must:

(1) nominate a person to act as their common ASX point of contact in relation to Listing Rules matters for the Stapled Securities; and

(2) coordinate disclosures to the ASX, ASIC, Stapled Securityholders, investors and the public.

6.6 FINANCIAL AND OTHER REPORTING

(a) The parties acknowledge that the primary form of financial reporting will be group financial statements, prepared as the consolidated financial statements of the Lend Lease Group.

(b) The parties agree to synchronise financial years for the Lend Lease Group so that, unless the parties agree otherwise, financial years for the Lend Lease Group end on 30 June of each year.

(c) Each party must provide the other party with all assistance and information that the other party requests in order to prepare:

(1) group financial statements for the Lend Lease Group;

(2) other reports, circulars and other information that the law or Listing Rules require to be disclosed, or which in LLC and GPT Management's opinion is desirable to disclose, to Stapled Securityholders, investors or the public.

6.7 AUDITORS

If the parties appoint separate auditors for LLC and GPT, they must direct the auditors to cooperate with one another in performance of their respective audit functions.

6.8 VALUATION POLICIES

(a) Each party must value its Group's assets with the frequency, and in accordance with the valuation methodology, specified in the Valuation Policy (provided the Valuation Policy is consistent with the party's constitution and the law).

(b) On request, a party must give the other party valuations of assets of the party's Group prepared in accordance with the Valuation Policy.

(c) The Valuation Policy may only be varied or replaced with the agreement of both parties. If a party proposes that the Valuation Policy be varied or replaced, the parties must negotiate in good faith to agree any such change.

6.9 ACCOUNTING POLICIES

The parties must use best endeavours to adopt consistent accounting standards and policies.

6.10 INVESTMENT AND BORROWING POLICIES

The parties must consult each other about their investment and borrowing policies, any proposed changes to their investment and borrowing policies and the implementation of those investment policies.

6.11 COMPLIANCE

Each party must comply with all applicable laws, Listing Rules, listing rules of any other stock market on which any of the party's Securities are listed or quoted, directions of Government Agencies and its constitution. The parties must cooperate with each other to ensure each party complies with these requirements. However, despite any other provision of this deed, or any rule of law or equity to the contrary, in exercising any right, power, remedy, authority or discretion, a party may (subject to the Corporations Act) have regard to the interests of Stapled Securityholders as a whole and not just to their interests as Shareholders or Unitholders considered separately.

7 MUTUAL FINANCIAL SUPPORT

7.1 OBLIGATION TO PROVIDE FINANCIAL SUPPORT

Promptly on the other party's request, each party must, and must procure members of its Group to:

(a) provide Financial Accommodation to members of the other party's Group or any other person;

(b) issue redeemable preference shares or any other Securities to members of the other party's Group or any other person;

(c) incur Financing Debt (whether jointly with any person or otherwise);

(d) provide Financing Security for any Financing Debt incurred or Financial Accommodation provided by members of its Group, members of the other party's Group or any other person;

(e) execute or enter into any document, agreement or arrangement (including a negative pledge or indemnity) in connection with any Financing Debt incurred or Financing Security or Financial Accommodation provided under this clause 7.1 on such terms as the other party requests; and

(f) otherwise do all things and execute or enter into all documents, agreements and arrangements necessary to give effect to the transactions that this clause 7.1 contemplates on such terms as the other party requests.

The parties' rights and obligations under this clause 7.1 are subject to clauses 7.2 and 7.3.

7.2 SUSPENSION OF OBLIGATION TO PROVIDE FINANCIAL SUPPORT

A party does not have to do anything, or procure members of its Group to do anything, requested under clause 7.1 unless LLC's board and GPT Management's board have the same composition at the time the other party makes the request.

7.3 LIMITS ON OBLIGATION TO PROVIDE FINANCIAL SUPPORT

A party does not have to do anything, or procure members of its Group to do anything, requested under clause 7.1 to the extent that:

(a) at the time the party would otherwise do the thing, the party's directors consider that it is not in the interests of Stapled Securityholders as a whole;

(b) the party's directors consider that it would have materially adverse Tax implications for the party's Group or any member of the party's Group; or

(c) the party's directors consider that it would cause a member of the party's Group to contravene or breach any applicable law, Listing Rule or direction of a Government Agency, its constitution (including, in relation to GPT, the constitution of GPT or GPT Management) or any other agreement.

However, the party must give the other party a notice setting out the reasons why the party has not done, or procured members of its Group to do, the thing requested by other party under clause 7.1.

8 RESTRUCTURES

8.1 CONSULTATION

The parties must consult each other in relation to any proposal:

(a) to reorganise the capital of LLC or GPT;

(b) to change the Stapling arrangements to comply with, or overcome the adverse effect of, any applicable law, Listing Rule or direction of a Government Agency; or

(c) to staple another entity's Securities to any Shares, Units or Unstapled Units.

8.2 CHANGES TO DEED

(a) The parties must make any changes to this deed that LLC and GPT Management consider necessary or desirable in relation to any of the matters contemplated by clause 8.1.

(b) In respect of changes necessary to implement a proposal to staple another entity's Securities (the **New Securities**) to Shares and Units as set out in clause 8.1(c), the changes the parties may make to this deed include:

(1) changes to part A to staple the New Securities to Shares and Units on the same basis as Shares and Units are Stapled under part A;

(2) changes to part B to provide for the issuer of the New Securities (**New Issuer**) to cooperate on the same basis as LLC and GPT Management cooperate under part B;

(3) where the New Issuer is a responsible entity of a registered managed investment scheme or a trustee, changes to clauses 11, 12 and 13(b) to give the New Issuer the benefit of the same limitations and Powers, and impose on the New Issuer the same obligations, as apply to GPT Management under those clauses; and

(4) other consequential changes to part C to give the New Issuer the benefit of the same limitations and Powers, and impose on the New Issuer the same obligations, as apply to LLC and GPT Management under part C.

(c) The parties must do all things and execute all further documents (including any variation deed or accession deed) necessary to give full effect to those changes.

9 INFORMATION

9.1 DISCLOSURE OF INFORMATION

(a) Subject to clause 9.1(b), each party must make available to the other party all information in the party's possession that is necessary or desirable for members of the other party's Group to perform their obligations under this deed or any document, agreement or arrangement relating to the Stapled Securities or the affairs of any member of the other party's Group.

(b) A party does not have to make available to the other party any Privileged Information that relates to a claim by any member of the party's Group against any member of the other party's Group.

9.2 CONFIDENTIALITY

Subject to clause 9.3, each party must not, and must use its best endeavours to ensure that the other members of its Group, and the directors, officers, employees, professional advisers and auditors of members of its Group, do not:

(a) disclose any Information; or

(b) use any Information in any manner that may, or is intended to, cause loss to members of the other party's Group.

Promptly on receiving the other party's request, each party must return, and must use its best endeavours to ensure that other members of its Group, and the directors, officers, employees, advisers and auditors of members of its Group, return all materials in their possession that contain Privileged Information.

9.3 PERMITTED DISCLOSURE AND USE

A party may disclose and use, and may permit the other members of its Group, and the directors, officers, employees, advisers and auditors of members of its Group, to disclose and use, Information:

(a) with the other party's prior written consent;

(b) as contemplated by clauses 6.5 or 6.6;

(c) otherwise in the ordinary and proper course of the performance of the party's obligations under this deed;

(d) in connection with the enforcement of this deed;

(e) to the extent that any applicable law or Government Agency requires disclosure of the Information;

(f) in a prospectus, product disclosure statement, offer information statement, information memorandum, bidder's statement, target's statement or other document issued in connection with the issue or acquisition of Securities in or by the party;

(g) to any member of the party's Group and any director, officer, employee, professional adviser or auditor of that member; or

(h) to the party's bankers.

9.4 PERMITTED DISCLOSURE OF PRIVILEGED INFORMATION

Despite clause 9.3, a party may only disclose, and may only permit the other members of its Group, and the directors, officers, employees, advisers and auditors of members of its Group, to disclose, Privileged Information of the other party:

(a) with the other party's prior written consent; or

(b) to the extent that any applicable law or Government Agency lawfully requires disclosure of the Privileged Information.

9.5 PUBLIC ANNOUNCEMENTS

Without limiting clause 6.5(b)(2), if a party proposes to disclose Information in a public document in circumstances permitted by clause 9.3, the party must first consult with the other party and use best endeavours to agree on the form and content of the disclosure.

9.6 INJUNCTION

Each party acknowledges that:

(a) it will obtain Information concerning the other party's Group and the Group's business;

(b) disclosure of Information could cause material loss to the other party; and

(c) as monetary damages alone would not adequately compensate the other party for the party's breach of clause 9.2, the other party may seek an injunction from a Court if:

(1) the party breaches or threatens to breach clause 9.2; or

(2) the other party has reason to believe that the party will breach clause 9.2.

9.7 SURVIVAL

The parties' rights and obligations under clauses 9.2 to 9.6 survive termination of this deed.

PART C – OTHER MATTERS

10 DISPUTE RESOLUTION

10.1 NO PROCEEDINGS

A party must not start court proceedings in relation to a dispute arising out of this deed unless it first complies with clause 10.2, except where:

(a) it seeks urgent injunctive relief; or

(b) the dispute relates to compliance with this clause 10.

10.2 RESOLUTION PROCEDURE

A party claiming that a dispute has arisen must give the other party a notice setting out details of the dispute. The parties must use best endeavours to resolve the dispute within 10 Business Days of notice of the dispute being given or such longer period as the parties agree. If the parties do not resolve the dispute within this time, the chief executive officer or other senior employee of each party must negotiate in good faith to resolve the dispute for a further period of 10 Business Days.

11 GPT MANAGEMENT'S CAPACITY AND LIABILITY

11.1 CAPACITY

GPT Management enters this deed only in its capacity as responsible entity of GPT and in no other capacity. References in this deed to GPT Management are to be construed accordingly.

11.2 LIMITATION OF LIABILITY

(a) Liabilities arising under, or in connection with, this deed can be enforced against GPT Management only to the extent to which they can be satisfied out of the assets of GPT out of which GPT Management is actually indemnified for the liability.

(b) LLC must not seek recourse to any assets that GPT Management holds in any capacity other than as responsible entity of GPT. In particular, LLC must not:

(1) seek appointment of a receiver or receiver and manager (except in relation to GPT's assets), liquidator, provisional liquidator, administrator or any similar person to GPT Management; or

(2) prove in any liquidation, administration or arrangement of, or affecting, GPT Management (except in relation to GPT's assets).

(c) GPT Management does not have to incur any obligation under this deed unless its liability in respect of that obligation is limited in the same manner as in this clause 11.2.

(d) No attorney, agent, receiver or receiver and manager appointed under this deed is authorised to act on behalf of GPT Management in a way that exposes GPT Management to any personal liability.

(e) Subject to clause 11.3, the limitations in this clause 11.2 apply despite any other term of this deed, and extend to all GPT Management's liabilities in connection with any act, error, omission, agreement, transaction, representation or obligation relating to this deed.

11.3 EXCEPTIONS

Clause 11.2 does not apply to any liability of GPT Management to the extent that it is not satisfied because:

(a) the extent of GPT Management's indemnification out of GPT's assets is reduced under GPT's constitution or by operation of law, as a result of GPT Management's fraud, negligence or breach of trust; or

(b) GPT Management failed to exercise any right of indemnity it has under GPT's constitution in respect of that obligation or liability.

GPT Management's acts, errors or omissions (including related breaches of this deed) do not constitute fraud, negligence or breach of trust by GPT Management for the purposes of this clause 11.3 to the extent to which they were caused or contributed to by any act, error or omission of any other person, other than a person referred to in section 601FB(2) of the Corporations Act.

11.4 SURVIVAL

The limitations and obligations under clause 11 survive termination of this deed.

12 MAINTENANCE OF STATUS

(a) GPT Management must use its best endeavours to ensure that at all times:

(1) GPT is maintained as an Australian unit trust registered as a managed investment scheme under the Corporations Act; and

(2) the ASX quotes GPT's main class of units as a component of Stapled Securities quoted on the ASX.

(b) LLC must use its best endeavours to ensure that at all times the ASX quotes LLC's main class of shares as a component of the Stapled Securities quoted on the ASX.

13 ASSIGNMENT

(a) Subject to clause 13(b), without the other party's consent, a party may not:

(1) transfer the benefit of or any interest in, or create a Security Interest in or against, its Powers under this deed; or

(2) transfer its obligations under this deed.

The other party may withhold consent or give consent conditionally or unconditionally in its absolute discretion. The party seeking consent must comply with all conditions to which other party's consent is subject.

(b) GPT Management does not require LLC's consent to any transfer of the benefit of its Powers, and its obligations, under this Deed by operation of sections 601FS and 601FT of the Corporations Act.

14 COSTS

14.1 COSTS

(a) Subject to clause 14.2, each party must pay its own costs and expenses in respect of the negotiation, preparation, execution, delivery, stamping and registration of this deed and any other document signed or executed under this deed.

(b) Unless otherwise provided in this deed, each party must take all action that the party is required to take in performing its obligations under this deed at its own cost and expense.

14.2 DUTY

Each party must pay half of all Duty (if any) payable on execution of this deed.

14.3 GST

(a) Unless expressly included, the consideration for any supply under or in connection with this deed does not include GST.

(b) To the extent that any supply made under or in connection with this deed is a taxable supply, the supplier may increase the consideration for that supply by an amount not exceeding the amount of the consideration multiplied by the rate at which GST is imposed in respect of the supply.

(c) If any party is entitled under this deed to be reimbursed or indemnified by another party for a cost or expense incurred in connection with this deed, the reimbursement or indemnity payment must not include any GST component of the cost or expense to the extent that the party being reimbursed or indemnified or the representative member of any GST group of which that party is a member, is entitled to claim an input tax credit.

(d) The right of the supplier to recover any amount in respect of GST under this deed on a supply is subject to the issuing of the relevant tax invoice or adjustment note to the recipient. Subject to any other provision of this deed, the recipient must pay any amount in respect of GST within 7 days of the issuing of the relevant tax invoice or adjustment note to the recipient.

(e) Words used in this clause 14.3 which have a defined meaning in the GST Law have the same meaning as in the GST Law.

14.4 SURVIVAL

The parties' rights and obligations under clause 14 survive termination of this deed.

15 NOTICES

15.1 SENDING NOTICES

Any notice or other communication including any request, demand, consent or approval, to or by a party:

(a) must be in legible writing and in English addressed as shown below:

(1) if to LLC:

Address: Level 4, 30 The Bond, 30 Hickson Road, Millers Point, NSW 2000 Australia
Attention: Company Secretary
Facsimile: +612 9252 2192
e-mail: phil.crewes@lendlease.com.au

(2) if to GPT Management:

Address: Level 4, 30 The Bond, 30 Hickson Road, Millers Point, NSW 2000 Australia

Attention: Company Secretary

Facsimile: +612 9236 6020

e-mail: james.coyne@lendlease.com.au

or as specified to the sender by the addressee by notice;

(b) where the sender is a company, must be signed by a director or officer or under the common seal of the sender (or in the case of a notice or communication sent by e-mail, sent from the e-mail address of a director or officer);

(c) is regarded as being given by the sender and received by the addressee:

(1) if by delivery in person, when delivered to the addressee;

(2) if by post, 3 Business Days from and including the date of postage;

(3) if by facsimile transmission, when legibly received (subject to clause 15.2) by the addressee; or

(4)if by e-mail, when properly received (subject to clause 15.2) by the addressee's server,

but if the delivery or receipt is on a day which is not a Business Day or is after 4.00 pm (addressee's time), it is regarded as received at 9.00 am on the following Business Day; and

(d)can be relied upon by the addressee, and the addressee is not liable to any other person for any consequences of that reliance, if the addressee believes it to be genuine, correct and authorised by the sender.

15.2 FACSIMILE TRANSMISSIONS AND E-MAILS

(a)A facsimile transmission is regarded as legible unless the addressee telephones the sender within 2 hours after transmission is received or regarded as received under clause 15.1(c) and informs the sender that it is not legible.

(b)An e-mail is not regarded as properly received unless the sender receives confirmation of receipt of the e-mail from the addressee's server.

15.3 ADDRESSEES

In this clause 15, a reference to an addressee includes a reference to an addressee's directors, officers, employees or agents.

16 GENERAL

16.1 CONSTITUTIONS HAVE PRIORITY

Nothing in this deed modifies GPT's or LLC's constitution. If there is any inconsistency between a party's obligations under this deed and the party's constitution, the party's constitution applies to the extent of the inconsistency.

16.2 SEPARATE ENTITIES

Despite anything else in this deed, LLC and GPT remain separate legal entities. Nothing in this deed:

(a)creates any association, joint venture or partnership between the parties for any purpose; or

(b)authorises the parties to share the profits derived from either party's assets.

16.3 INTERESTS IN SHARES OR UNITS

Nothing in this deed creates or affects any right or interest in respect of any Share or Unit.

16.4 BUSINESS DAY

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the preceding Business Day.

16.5 GOVERNING LAW AND JURISDICTION

(a)This deed is governed by the laws of New South Wales.

(b)Each party irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales and irrevocably waives any objection to the venue of any legal process being New South Wales on the basis that the process has been brought in an inconvenient forum.

16.6 PROHIBITION AND ENFORCEABILITY

(a)Any provision of, or the application of any provision of, this deed or any Power which is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

(b)Any provision of, or the application of any provision of, this deed which is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

16.7 CONSENTS

Any consent referred to in, or required under, this deed from any party may not be unreasonably withheld or delayed, unless this deed expressly provides for that consent to be given in that party's absolute discretion.

16.8 WAIVERS

(a)Waiver of any right arising from a breach of this deed or of any Power arising upon breach of this deed or upon the occurrence of a default must be in writing and signed by the party or parties granting the waiver.

(b)A failure or delay in exercise, or partial exercise, of:

(1)a right arising from a breach of this deed or the occurrence of a default; or

(2)a Power created or arising upon default under this deed or upon the occurrence of a default,

does not result in a waiver of that right or Power.

(c)A party is not entitled to rely on a delay in the exercise or non-exercise of a Power arising from a breach of this deed, or on the occurrence of a default, as constituting a waiver of that Power.

(d)A party may not rely on any conduct of another party as a defence to exercise of a Power by that other party.

(e)This clause may not itself be waived except by writing.

16.9 VARIATION

A variation of any term of this deed must be in writing and signed by or on behalf of all of the parties.

16.10 CUMULATIVE RIGHTS

The parties' Powers under this deed are cumulative and do not exclude any other right, power, authority, discretion or remedy of the parties.

16.11 FURTHER ASSURANCES

Each party must do all things and execute all further documents necessary to give full effect to this deed.

16.12 ENTIRE AGREEMENT

This deed supersedes all previous deeds and agreements in respect of its subject matter and embodies the entire agreement between the parties in respect of its subject matter.

16.13 COUNTERPARTS

This deed may be executed in any number of counterparts which together constitute one instrument. A party may execute this deed by signing any counterpart.

16.14 ATTORNEYS

Each of the attorneys executing this deed states that the attorney has no notice of the revocation of the power of attorney appointing that attorney.

EXECUTED AS A DEED:

Signed, sealed and delivered by/for **Lend Lease Corporation Limited**

*by its attorney in the presence of:

Director/Secretary/*Witness	Director/*Attorney
Name (please print)	Name (please print)

* Please delete if not being executed by attorney

Signed, sealed and delivered by/for **GPT Management Limited** as responsible entity of the **General Property Trust**

*by its attorney in the presence of:

Director/Secretary/*Witness	Director/*Attorney
Name (please print)	Name (please print)

* Please delete if not being executed by attorney

SCHEDULE 1 – GLOSSARY

ASX means Australian Stock Exchange Limited ACN 008 624 691.

Business Day means a day, other than a Saturday, Sunday or public holiday, on which banks are open for business in Sydney.

Control has the same meaning as in section 50AA of the Corporations Act.

Corporations Act means the *Corporations Act 2001* (Cth).

Duty *means any stamp, transaction or registration duty or similar charge* imposed by any Government Agency and includes any interest, fine, penalty, charge or other amount imposed in respect of the duty or charge.

Entity has the same meaning as in section 64A of the Corporations Act.

Equity Security *has the same meaning as in the* Listing Rules.

Expert means:

(a) a person appointed as expert for purposes of this deed by the President from time-to-time of the Institute of Chartered Accountants in Australia or the President's nominee; or

(b) such other person as the parties may agree.

Financial Accommodation means any loan, advance or other financial accommodation, including under or in respect of any:

(a) bill of exchange, bond, debenture, note or similar instrument;

(b) acceptance, endorsement or discounting arrangement;

(c) Guarantee;

(d) Hedging Agreement;

(e) finance or capital Lease;

(f) agreement for the deferral of a purchase price or other payment in relation to the acquisition of any asset or service;

(g) obligation to deliver goods or provide services paid for in advance by any financier; or

(h) agreement for the payment of capital or premium on the redemption of any preference shares.

Financing Debt means any debt or other monetary liability in respect of moneys borrowed or raised or any Financial Accommodation.

Financing Security, in relation to a person, means any Security Interest that the person provides in relation to Financing Debt or Financial Accommodation.

Government Agency means:

(a) any government or any governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity; or

(b) any professional body or self-regulatory organisation that performs statutory functions, including the ASX.

GPT means the General Property Trust constituted under the General Property *Trust constitution.*

GPT Register means GPT's register of unitholders.

Group means:

(a) in relation to GPT Management – GPT, its Controlled Entities and GPT Management; and

(b) in relation to LLC – LLC and its Controlled Entities (excluding GPT Management GPT and GPT's Controlled Entities).

GST means the goods and services tax imposed under the GST Law.

GST Law has the same meaning as in section 195-1 of the A New Tax System (Goods and Services Tax) Act 1999 (Cth).

Guarantee means any guarantee, suretyship, letter of credit, letter of comfort or any other obligation:

(a) to provide funds (whether by the advance or payment of money, the purchase of or subscription for shares or other Securities, the purchase of assets or services, or otherwise) for, or to credit enhance, the payment or discharge of;

(b) to indemnify any person against the consequences of default in the payment or performance of; or

(c) to be responsible for,

*any debt, monetary liability or other obligation (whether monetary or non-*monetary) of another person, or the assumption of any responsibility or obligation in respect of the insolvency or the financial condition of any other person.

Hedging Agreement means any interest rate, foreign exchange transaction, equity or equity index option, bond option, commodity swap, commodity option, cap transaction, currency swap transaction, cross-currency swap rate transaction or any other hedge or derivative agreement, including any master agreement and any transaction or confirmation under it.

Information means any information in relation to a party's Group or its business, that the party makes available or discloses to the other party under this agreement, excluding information that is already in the public domain other than as a result of a breach of clause 9.2.

Lease means a lease, charter, hire purchase, hiring agreement or any other agreement under which any property is or may be used or operated by a person other than the owner.

Lend Lease Group means, collectively, LLC, GPT and their respective *Controlled Entities.*

Listing Rules means the ASX Listing Rules issued by the ASX.

LLC Register means LLC's register of members.

Loss means any liability, loss, damage, cost, charge, expense, outgoing or payment, including direct, indirect, consequential, incidental, pure economic loss and loss of expected profits.

Merger Implementation Agreement means the Merger Implementation Agreement between LLC and GPT Management dated 26 August 2004.

Power means any right, power, authority, discretion or remedy that this deed or any applicable law confers.

Privileged Information means Information in relation to a party's Group or its business, which the party notifies the other party may be subject to a claim for legal professional privilege.

Securities has the same meaning as in section 92(3)(a) to (e) of the Corporations Act.

Security Interest means an interest or power:

(a) reserved, in or over any interest in any asset, including any retention of title; or

(b) created or otherwise arising, in or over any interest in any asset, whether under a bill of sale, mortgage, charge, lien, pledge, trust or power or otherwise,

by way of, or having similar commercial effect to, security for the payment of a debt or any other monetary obligation, or the performance of any other obligation, and includes any agreement to grant or create any of the above.

Share means an ordinary share in LLC.

Share Right means a right to a Share, an option to subscribe for a Share, or a Security that converts, or at the election of the issuer or holder may convert into, a Share.

Shareholder means each person who is registered in the LLC Register as the holder of Shares.

Stapled means the linking together of a Share and a Unit:

(a) so that one cannot be transferred or otherwise dealt with without the other; and

(b) which are jointly quoted by the ASX as a 'stapled security'.

Stapled Securities Register means a register of Stapled Securities maintained in accordance with clause 3.4.

Stapled Security means a Share and Unit that are Stapled to one another and registered in the name of a person.

Stapled Securityholder means a holder of Stapled Securities.

Stapling means the process that results in a Share and a Unit being and remaining Stapled.

Stapling Resolutions means the resolutions necessary to implement the merger set out in the Merger Implementation Agreement (including the Shareholders' resolution approving the execution, delivery and performance by LLC of its obligations under this deed for the purposes of Chapter 2E of the Corporations Act).

Tax means any tax, levy, charge, impost, duty (including Duty), fee, deduction, charge, compulsory loan or withholding which is assessed, levied, imposed or collected by any Government Agency (except if imposed on, or calculated having regard to, the overall net income of a party) and includes any interest, fine, penalty, charge, fee or other amount imposed on or in respect of any of the above.

Unit means an ordinary unit in GPT (other than an Unstapled Unit).

Unit Right means a right to a Unit, an option to subscribe for a Unit, or a Security that converts, or at the election of the issuer or holder may convert into, a Unit.

Unitholder means each person who is registered in the GPT Register as the holder of Units.

Unstapled Unit has the meaning given to that expression in GPT's constitution.

Valuation Policy means the valuation policy agreed by the parties from time to time.

INTERPRETATION

In this deed, headings and boldings are for convenience only and do not affect the interpretation of this deed and, unless the context requires otherwise:

(a) words importing the singular include the plural and vice versa;

(b) words importing a gender include any gender;

(c) other parts of speech and grammatical forms of a word or phrase defined in this deed have a corresponding meaning;

(d) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency;

(e) a reference to any thing (including any right) includes a part of that thing, but nothing in this paragraph implies that performance of part of an obligation constitutes performance of the obligation;

(f) a reference to a clause, part, party, annexure, exhibit or schedule is a reference to a clause or part of, and a party, annexure, exhibit and schedule to, this deed and a reference to this deed includes any annexure, exhibit and schedule;

(g) a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(h) a reference to an agreement or deed other than this deed includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing;

(i) a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;

(j) a reference to a document includes any agreement in writing, or any certificate, notice, instrument or other document of any kind;

(k) a reference to a party to a document includes that party's successors and permitted assigns;

(l) a reference to the constitution of a party that is a trustee includes a reference to the trust deed or other document constituting the trust of which the party is trustee;

(m) a reference to an asset includes all property of any nature, including a business, and all rights, revenues and benefits;

(n) a reference to dollars and $ is a reference to the lawful currency of the Commonwealth of Australia;

(o) a reference to any time is a reference to that time in Sydney; and

(p) a reference to a body (including an institute, association or authority), other than a party, whether statutory or not:

(1) that ceases to exist; or

(2) whose powers or functions are transferred to another body,

is a reference to the body that replaces it or substantially succeeds to those of its powers or functions that relate to the subject matter of this deed;

(q) a reference to anything that any party must do, or not do, includes:

(1) its acts, defaults and omissions, whether direct or indirect, and whether on its own account, or for or through any other person; and

(2) acts, defaults and omissions that it permits or suffers to be done, or not done, by any other person;

(r) a reference to anything done or not done by a trust includes a reference to things done or not done by the trustee of the trust in the trustee's capacity as trustee of the trust; and

(s) no provision of this deed will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this deed or that provision.

USE OF 'INCLUDE' AND 'IN PARTICULAR'

Use of the expressions 'include' and 'in particular' does not limit the generality of the preceding words, or exclude anything not expressly included or particularised, unless this deed expressly provides otherwise.

ANNEXURE C – GPT DEED POLL & LEND LEASE DEED POLL

GPT DEED POLL

This Deed Poll
is made on

Date

by GPT Management Limited
ABN 94 000 335 473
as responsible entity of the **General Property Trust**
of Level 4, 30 The Bond, 30 Hickson Road, Millers Point, NSW 2000 Australia
(GPT Management)

in favour of each **Shareholder** from time to time

Recitals

A. On 26 August 2004, LLC and GPT Management entered into the Merger Implementation Agreement.

B. In the Merger Implementation Agreement, GPT Management agreed to execute all documents and take all necessary action within its power to assist LLC to implement the LLC Scheme and other Transaction Steps as soon as reasonably practicable subject to any applicable laws and the Listing Rules.

C. GPT Management makes this deed poll to covenant in favour of Shareholders to issue Units under the LLC Scheme and complete the other Transaction Steps for which it is responsible.

This deed poll provides

1 INTERPRETATION

This deed poll will be interpreted in accordance with schedule 1. Capitalised expressions used in this deed poll have the meanings set out in schedule 1.

2 CONDITIONS PRECEDENT AND TERMINATION

2.1 CONDITIONS PRECEDENT

GPT Management's obligations under clause 3 are subject to the conditions precedent in clauses 3.1 and 3.2 of the Merger Implementation Agreement being satisfied or waived in accordance with clause 3 of the Merger Implementation Agreement.

2.2 TERMINATION

Unless otherwise agreed between GPT Management and LLC, GPT Management's obligations under this deed poll terminate:

(a) if any of the conditions in clauses 3.1 and 3.2 of the Merger Implementation Agreement are not satisfied or waived on or before the Cut-Off Date; or

(b) automatically on the termination of the Merger Implementation Agreement.

2.3 CONSEQUENCES OF TERMINATION

If this deed poll terminates under clause 2.2, GPT Management is discharged from further performance of its obligations under this deed poll. This discharge does not apply to:

(a) any obligations which this deed poll provides expressly survive termination; and

(b) any liability for a breach of this deed poll occurring before termination.

3 ISSUE OF UNITS

3.1 ISSUE

Promptly on receiving payment under clause 3.3(c) of the LLC Scheme, GPT Management must issue each LLC Participant the LLC Participant's Unit Entitlement on the Implementation Date and enter in the GPT Register the name and address of the relevant LLC Participant as the holder of that Unit Entitlement.

3.2 TERMS OF ISSUE

Consolidated Units issued under clause 3.1 will:

(a) rank equally with all other Consolidated Units from the time of issue;

(b) be issued on the terms set out in the GPT Constitution as modified by the GPT Constitution Modifications; and

(c) be Stapled to the relevant LLC Participant's Shares on a one-for-one basis with effect immediately from issue.

3.3 SATISFYING THE OBLIGATION TO ISSUE UNITS

GPT Management may satisfy its obligation to issue Consolidated Units to each LLC Participant by:

(a) on the Implementation Date, causing the name and registered address (as at the Record Date) of that LLC Participant to be entered into the GPT Register as holder of the Consolidated Units issued to that LLC Participant; and

(b) despatching, or procuring the despatch of, a holding statement in relation to the LLC Participant's entitlement to Stapled Securities:

(1) in the case of joint Shareholders – to the address recorded in the LLC Register at the Record Date of the person whose name appears first in the LLC Register in respect of the joint Shareholder; or

(2) otherwise – to the LLC Participant's address recorded in the LLC Register at the Record Date.

4 OTHER TRANSACTION STEPS

Subject to any applicable laws and the Listing Rules, GPT Management must execute all documents and take all necessary action within its power to implement the other Transaction Steps for which it is responsible as soon as reasonably practicable and in the order set out in the Transaction Steps.

5 WARRANTIES

GPT Management makes each of the Warranties to each Shareholder (by reference to the then current circumstances) on the date of this deed poll, the Record Date and the Implementation Date. Each of the Warranties is severable and separately enforceable.

6 GPT MANAGEMENT'S CAPACITY AND LIABILITY

6.1 CAPACITY

GPT Management makes this deed poll only in its capacity as responsible entity of GPT and in no other capacity. References in this deed poll to GPT Management are to be construed accordingly.

6.2 LIMITATION OF LIABILITY

(a) Liabilities arising under, or in connection with, this deed poll can be enforced against GPT Management only to the extent to which they can be satisfied out of the assets of GPT out of which GPT Management is actually indemnified for the liability.

(b)Shareholders cannot seek recourse to any assets that GPT Management holds in any capacity other than as responsible entity of GPT. In particular, Shareholders cannot:

(1)seek appointment of a receiver or receiver and manager (except in relation to GPT's assets), liquidator, provisional liquidator, administrator or any similar person to GPT Management; or

(2)prove in any liquidation, administration or arrangement of, or affecting, GPT Management (except in relation to GPT's assets).

(c)GPT Management does not have to incur any obligation under this deed poll unless its liability in respect of that obligation is limited in the same manner as in this clause 6.2.

(d)No attorney, agent, receiver or receiver and manager appointed under this deed poll is authorised to act on behalf of GPT Management in a way that exposes GPT Management to any personal liability.

(e)Subject to clause 6.3, the limitations in this clause 6.2 apply despite any other term of this deed poll, and extend to all GPT Management's liabilities in connection with any act, error, omission, agreement, transaction, representation or obligation relating to this deed poll.

6.3 EXCEPTIONS

Clause 6.2 does not apply to any liability of GPT Management to the extent that it is not satisfied because:

(a)the extent of GPT Management's indemnification out of GPT's assets is reduced under GPT's constitution or by operation of law, as a result of GPT Management's fraud, negligence or breach of trust; or

(b)GPT Management failed to exercise any right of indemnity it has under GPT's constitution in respect of that obligation or liability.

GPT Management's acts, errors or omissions (including related breaches of this deed poll) do not constitute fraud, negligence or breach of trust by GPT Management for the purposes of this clause 6.3 to the extent they were caused or contributed to by any act, error or omission of any other person, other than a person referred to in section 601FB(2) of the Corporations Act.

6.4 SURVIVAL

The limitations and obligations under clause 6 survive termination of this deed poll.

7 STAMP DUTY

GPT Management must pay all stamp duty (if any) imposed on this deed poll and on any instrument or other document executed to give effect to this deed poll.

8 NOTICES

8.1 SENDING NOTICES

Any notice or other communication including any request, demand, consent or approval, to GPT Management:

(a)must be in legible writing and in English addressed as shown below:

Address: Level 4, 30 The Bond, 30 Hickson Road, Millers Point, NSW 2000 Australia

Attention: Company Secretary

Facsimile: +612 9236 6020

or as specified to the sender by GPT Management by notice;

(b)where the sender is a company, must be signed by a director or officer or under the common seal of the sender;

(c)is regarded as being given by the sender and received by GPT Management:

(1)if by delivery in person, when delivered to GPT Management;

(2)if by post, 3 Business Days from and including the date of postage;

(3)if by facsimile transmission, when legibly received (subject to clause 8.2) by GPT Management; or

but if the delivery or receipt is on a day which is not a Business Day or is after 4.00 pm (GPT Management's time), it is regarded as received at 9.00 am on the following Business Day; and

(d)can be relied upon by GPT Management, and GPT Management is not liable to any other person for any consequences of that reliance, if GPT Management believes it to be genuine, correct and authorised by the sender.

8.2 FACSIMILE TRANSMISSIONS

A facsimile transmission is regarded as legible unless GPT Management telephones the sender within 2 hours after transmission is received or regarded as received under clause 8.1(c) and informs the sender that it is not legible.

8.3 ADDRESSEES

In this clause 8, a reference to GPT Management includes a reference to GPT Management's directors, officers, employees or agents.

9 GENERAL

9.1 NATURE OF DEED POLL

(a)GPT Management acknowledges that any Shareholder from time to time may rely on and enforce this deed poll in accordance with its terms even though the Shareholders are not party to it.

(b)This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(1)GPT Management has fully performed all its obligations under this deed poll; or

(2)the earlier termination of this deed poll under clause 2.

9.2 BUSINESS DAY

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the following Business Day.

9.3 GOVERNING LAW AND JURISDICTION

(a)This deed poll is governed by the laws of New South Wales.

(b)GPT Management irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales and irrevocably waives any objection to the venue of any legal process being New South Wales on the basis that the process has been brought in an inconvenient forum.

9.4 PROHIBITION AND ENFORCEABILITY

(a)Any provision of, or the application of any provision of, this deed poll or any right, power, authority, discretion or remedy which is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

(b)Any provision of, or the application of any provision of, this deed poll which is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

9.5 WAIVERS

(a) Waiver of any right arising from a breach of this deed poll or of any right, power, authority, discretion or remedy arising upon breach of this deed poll or upon the occurrence of a default must be in writing and signed by the person or persons granting the waiver.

(b) A failure or delay in exercise, or partial exercise, of:

(1) a right arising from a breach of this deed poll or the occurrence of a default; or

(2) a right, power, authority, discretion or remedy created or arising upon default under this deed poll or upon the occurrence of a default,

does not result in a waiver of that right, power, authority, discretion or remedy.

(c) A person is not entitled to rely on a delay in the exercise or non-exercise of a right, power, authority, discretion or remedy arising from a breach of this deed poll, or on the occurrence of a default, as constituting a waiver of that right, power, authority, discretion or remedy.

(d) A person may not rely on any conduct of another person as a defence to exercise of a right, power, authority, discretion or remedy by that other person.

(e) This clause may not itself be waived except by writing.

9.6 VARIATION

This deed poll may not be varied unless:

(a) the variation is agreed to by LLC and GPT Management in writing; and

(b) the Court indicates that the amendment would not itself preclude approval of the LLC Scheme or preclude judicial advice to the effect that GPT Management is justified in proceeding with the steps required to implement the Merger.

GPT Management will then execute a further deed poll in favour of the Shareholders giving effect to such amendment.

9.7 CUMULATIVE RIGHTS

Rights, powers, authorities, discretions and remedies under this deed poll are cumulative and do not exclude any other right, power, authority, discretion or remedy of the party or those for whose benefit this deed poll is made.

9.8 ASSIGNMENT

GPT Management and each Shareholder may not:

(a) transfer the benefit of or any interest in, or create a Security Interest in or against, its rights, powers, authorities, discretions and remedies under this deed poll; or

(b) transfer its obligations under this deed poll.

EXECUTED AS A DEED POLL IN SYDNEY

*The attorney executing this deed poll states that he or she has no notice of revocation or suspension of his or her power of attorney.

Signed by/for
GPT Management Limited
as trustee for the **General Property Trust**

*by its attorney
in the presence of:

______________________	______________________
Director/Secretary/*Witness	Director/*Attorney
______________________	______________________
Name (please print)	Name (please print)

* Please delete if not being executed by attorney

SCHEDULE 1 – GLOSSARY

Merger Implementation Agreement means the Merger Implementation Agreement between LLC and GPT Management dated 26 August 2004.

Warranty means each of the following representations and warranties:

(a) **bodies corporate**: GPT Management is duly incorporated and validly existing under the Corporations Act.

(b) **power and authority**: GPT Management has full power and authority to enter into, perform its obligations and exercise its rights under this deed poll and to carry out the transactions this deed poll contemplates.

(c) **authorisations**: GPT Management has taken all necessary action to authorise it to enter into and perform its obligations under this deed poll and to carry out the transactions this deed poll contemplates.

(d) **valid obligations**: Subject to laws generally affecting creditors' rights and the principles of equity, each of GPT Management's obligations under this deed poll is valid and binding and is enforceable against GPT Management in accordance with the terms of this deed poll.

DEFINITIONS IN MERGER IMPLEMENTATION AGREEMENT

Unless expressly defined in this deed poll, expressions defined in the Merger Implementation Agreement have the same meaning in this deed poll.

INTERPRETATION

In this deed poll, headings and boldings are for convenience only and do not affect the interpretation of this deed poll and, unless the context requires otherwise:

(a) words importing the singular include the plural and vice versa;

(b) words importing a gender include any gender;

(c) other parts of speech and grammatical forms of a word or phrase defined in this deed poll have a corresponding meaning;

(d) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency;

(e) a reference to any thing (including any right) includes a part of that thing, but nothing in this paragraph implies that performance of part of an obligation constitutes performance of the obligation;

(f) a reference to a clause, party or schedule is a reference to a clause of, and a party and schedule to, this deed poll and a reference to this deed poll includes any schedule;

(g) a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(h) a reference to an agreement includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing;

(i) a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;

(j) a reference to a document includes any agreement in writing, or any certificate, notice, instrument or other document of any kind;

(k) a reference to a party to a document includes that party's successors and permitted assigns;

(l) a reference to an asset includes all property of any nature, including a business, and all rights, revenues and benefits;

(m) a reference to dollars and $ is a reference to the lawful currency of the Commonwealth of Australia;

(n) a reference to any time is a reference to that time in Sydney; and

(o) a reference to a body (including an institute, association or authority), other than the party, whether statutory or not:

(1) that ceases to exist; or

(2) whose powers or functions are transferred to another body,

is a reference to the body that replaces it or substantially succeeds to those of its powers or functions that relate to the subject matter of this deed poll;

(p) a reference to anything that the party must do, or not do, includes:

(1) its acts, defaults and omissions, whether direct or indirect, and whether on its own account, or for or through any other person; and

(2) acts, defaults and omissions that it permits or suffers to be done, or not done, by any other person; and

(q) *a reference to anything done or not done by a trust includes a* reference to things done or not done by the trustee of the trust in the trustee's capacity as trustee of the trust.

USE OF 'INCLUDE' AND 'IN PARTICULAR'

Use of the expressions 'include' and 'in particular' does not limit the generality of the preceding words, or exclude anything not expressly included or particularised, unless this deed poll expressly provides otherwise.

LLC DEED POLL

This Deed Poll is made on

Date

by Lend Lease Corporation Limited
ABN 32 000 226 228
of Level 4, 30 The Bond, 30 Hickson Road, Millers Point, NSW 2000 Australia
(LLC)
in favour of Each **Unitholder** from time to time

Recitals

A. On 26 August 2004, LLC and GPT Management entered into the Merger Implementation Agreement.

B. In the Merger Implementation Agreement, LLC agreed to execute all documents and take all necessary action within its power to assist GPT Management to implement the GPT Arrangements and other Transaction Steps as soon as reasonably practicable subject to any applicable laws and the Listing Rules.

C. LLC *makes this deed poll to covenant in favour of Unitholders to issue* Shares under the GPT Arrangements and complete the other Transaction Steps for which it is responsible.

This deed poll provides

1 INTERPRETATION

This deed poll will be interpreted in accordance with schedule 1. Capitalised expressions used in this deed poll have the meanings set out in schedule 1.

2 CONDITIONS PRECEDENT AND TERMINATION

2.1 CONDITIONS PRECEDENT

LLC's obligations under clause 3 are subject to the conditions precedent in clauses 3.1 and 3.2 of the Merger Implementation Agreement being satisfied or waived in accordance with clause 3 of the Merger Implementation Agreement.

2.2 TERMINATION

Unless otherwise agreed between GPT Management and LLC, LLC's obligations under this deed poll terminate:

(a) if any of the conditions in clauses 3.1 and 3.2 of the Merger Implementation Agreement are not satisfied or waived on or before the Cut-Off Date; or

(b) automatically on the termination of the Merger Implementation Agreement.

2.3 CONSEQUENCES OF TERMINATION

If this deed poll terminates under clause 2.2, LLC is discharged from further performance of its obligations under this deed poll. This discharge does not apply to:

(a) any obligations which this deed poll provides expressly survive termination; and

(b) any liability for a breach of this deed poll occurring before termination.

3 ISSUE OF SHARES

3.1 ISSUE

Promptly on receiving payment under section 5.6(b) of schedule 3 of the Merger Implementation Agreement, LLC must issue each GPT Participant the GPT Participant's Share Entitlement on the Implementation Date and enter in the LLC Register the name and address of the relevant GPT Participant as the holder of that Share Entitlement.

3.2 TERMS OF ISSUE

Shares issued under clause 3.1 will:

(a) rank equally with all other Shares from the time of issue;

(b) be issued on the terms set out in the New LLC Constitution; and

(c) be Stapled to the relevant GPT Participant's Consolidated Units on a one-for-one basis with effect immediately from issue.

3.3 SATISFYING THE OBLIGATION TO ISSUE SHARES

LLC may satisfy its obligation to issue Shares to each GPT Participant by:

(a) on the Implementation Date, causing the name and registered address (as at the Record Date) of that GPT Participant to be entered into the LLC Register as holder of the Shares issued to that GPT Participant; and

(b) despatching, or procuring the despatch of, a holding statement in relation to the GPT Participant's entitlement to Stapled Securities:

(1) in the case of joint Unitholders – to the address recorded in the GPT Register at the Record Date of the person whose name appears first in the GPT Register in respect of the joint Unitholder; or

(2) otherwise – to the GPT Participant's address recorded in the GPT Register at the Record Date

4 OTHER TRANSACTION STEPS

Subject to any applicable laws and the Listing Rules, LLC must execute all documents and take all necessary action within its power to implement the other Transaction Steps for which it is responsible as soon as reasonably practicable and in the order set out in the Transaction Steps.

5 WARRANTIES

LLC makes each of the Warranties to each Unitholder (by reference to the then current circumstances) on the date of this deed poll, the Record Date and the Implementation Date. Each of the Warranties is severable and separately enforceable.

6 STAMP DUTY

LLC must pay all stamp duty (if any) imposed on this deed poll and on any instrument or other document executed to give effect to this deed poll.

7 NOTICES

7.1 SENDING NOTICES

Any notice or other communication including any request, demand, consent or approval, to LLC:

(a) must be in legible writing and in English addressed as shown below:

Address: Level 4, 30 The Bond, 30 Hickson Road, Millers Point, NSW 2000 Australia

Attention: Company Secretary

Facsimile: +612 9252 2192

or as specified to the sender by LLC by notice;

(b) where the sender is a company, must be signed by a director or officer or under the common seal of the sender;

(c) is regarded as being given by the sender and received by LLC:

(1) if by delivery in person, when delivered to LLC;

(2) if by post, 3 Business Days from and including the date of postage;

(3) if by facsimile transmission, when legibly received (subject to clause 7.2) by LLC; or

but if the delivery or receipt is on a day which is not a Business Day or is after 4.00 pm (LLC's time), it is regarded as received at 9.00 am on the following Business Day; and

(d) can be relied upon by LLC, and LLC is not liable to any other person for any consequences of that reliance, if LLC believes it to be genuine, correct and authorised by the sender.

7.2 FACSIMILE TRANSMISSIONS

A facsimile transmission is regarded as legible unless LLC telephones the sender within 2 hours after transmission is received or regarded as received under clause 7.1(c) and informs the sender that it is not legible.

7.3 ADDRESSEES

In this clause 7, a reference to LLC includes a reference to LLC's directors, officers, employees or agents.

8 GENERAL

8.1 NATURE OF DEED POLL

(a) LLC acknowledges that any Unitholder from time to time may rely on and enforce this deed poll in accordance with its terms even though the Unitholders are not party to it.

(b) This deed poll is irrevocable and, subject to clause 2, remains in full force and effect until:

(1) LLC has fully performed all its obligations under this deed poll; or

(2) the earlier termination of this deed poll under clause 2.

8.2 BUSINESS DAY

Where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the following Business Day.

8.3 GOVERNING LAW AND JURISDICTION

(a) This deed poll is governed by the laws of New South Wales.

(b) LLC irrevocably submits to the non-exclusive jurisdiction of the courts of New South Wales and irrevocably waives any objection to the venue of any legal process being New South Wales on the basis that the process has been brought in an inconvenient forum.

8.4 PROHIBITION AND ENFORCEABILITY

(a) Any provision of, or the application of any provision of, this deed poll or any right, power, authority, discretion or remedy which is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

(b) Any provision of, or the application of any provision of, this deed poll which is void, illegal or unenforceable in any jurisdiction does not affect the validity, legality or enforceability of that provision in any other jurisdiction or of the remaining provisions in that or any other jurisdiction.

8.5 WAIVERS

(a) Waiver of any right arising from a breach of this deed poll or of any right, power, authority, discretion or remedy arising upon breach of this deed poll or upon the occurrence of a default must be in writing and signed by the person or persons granting the waiver.

(b) A failure or delay in exercise, or partial exercise, of:

(1) a right arising from a breach of this deed poll or the occurrence of a default; or

(2) a right, power, authority, discretion or remedy created or arising upon default under this deed poll or upon the occurrence of a default,

does not result in a waiver of that right, power, authority, discretion or remedy.

(c) A person is not entitled to rely on a delay in the exercise or non-exercise of a right, power, authority, discretion or remedy arising from a breach of this deed poll, or on the occurrence of a default, as constituting a waiver of that right, power, authority, discretion or remedy.

(d) A person may not rely on any conduct of another person as a defence to exercise of a right, power, authority, discretion or remedy by that other person.

(e) This clause may not itself be waived except by writing.

8.6 VARIATION

This deed poll may not be varied unless:

(a) the variation is agreed to by LLC and GPT Management in writing; and

(b) the Court indicates that the amendment would not itself preclude approval of the LLC Scheme or preclude judicial advice to the effect that GPT Management is justified in proceeding with the steps required to implement the Merger.

LLC will then execute a further deed poll in favour of the Shareholders giving effect to such amendment.

8.7 CUMULATIVE RIGHTS

Rights, powers, authorities, discretions and remedies under this deed poll are cumulative and do not exclude any other right, power, authority, discretion or remedy of the party or those for whose benefit this deed poll is made.

8.8 ASSIGNMENT

LLC and each Unitholder may not:

(a) transfer the benefit of or any interest in, or create a Security Interest in or against, its rights, powers, authorities, discretions and remedies under this deed poll; or

(b) transfer its obligations under this deed poll.

EXECUTED AS A DEED POLL IN SYDNEY

*The attorney executing this deed poll states that he or she has no notice of revocation or suspension of his or her power of attorney.

Signed by/for **Lend Lease Corporation Limited**

*by its attorney in the presence of:

Director/Secretary/*Witness	Director/*Attorney
Name (please print)	Name (please print)

* *Please delete if not being executed by attorney*

SCHEDULE 1 – GLOSSARY

Merger Implementation Agreement means the Merger Implementation Agreement between LLC and GPT Management dated 26 August 2004.

Warranty means each of the following representations and warranties:

(a) **bodies corporate:** LLC is duly incorporated and validly existing under the Corporations Act.

(b) **power and authority:** LLC has full power and authority to enter into, perform its obligations and exercise its rights under this deed poll and to carry out the transactions this deed poll contemplates.

(c) **authorisations:** LLC has taken all necessary action to authorise it to enter into and perform its obligations under this deed poll and to carry out the transactions this deed poll contemplates.

(d) **valid obligations:** Subject to laws generally affecting creditors' rights and the principles of equity, each of LLC's obligations under this deed poll is valid and binding and is enforceable against LLC in accordance with the terms of this deed poll.

DEFINITIONS IN MERGER IMPLEMENTATION AGREEMENT

Unless expressly defined in this deed poll, expressions defined in the Merger Implementation Agreement have the same meaning in this deed poll.

INTERPRETATION

In this deed poll, headings and boldings are for convenience only and do not affect the interpretation of this deed poll and, unless the context requires otherwise:

(a) words importing the singular include the plural and vice versa;

(b) words importing a gender include any gender;

(c) other parts of speech and grammatical forms of a word or phrase defined in this deed poll have a corresponding meaning;

(d) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and any Government Agency;

(e) a reference to any thing (including any right) includes a part of that thing, but nothing in this paragraph implies that performance of part of an obligation constitutes performance of the obligation;

(f) a reference to a clause, party or schedule is a reference to a clause of, and a party and schedule to, this deed poll and a reference to this deed poll includes any schedule;

(g) a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(h) a reference to an agreement includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing;

(i) a reference to a document includes all amendments or supplements to, or replacements or novations of, that document;

(j) a reference to a document includes any agreement in writing, or any certificate, notice, instrument or other document of any kind;

(k) a reference to a party to a document includes that party's successors and permitted assigns;

(l) a reference to an asset includes all property of any nature, including a business, and all rights, revenues and benefits;

(m) a reference to dollars and $ is a reference to the lawful currency of the Commonwealth of Australia;

(n) a reference to any time is a reference to that time in Sydney; and

(o) a reference to a body (including an institute, association or authority), other than the party, whether statutory or not:

(1) that ceases to exist; or

(2) whose powers or functions are transferred to another body,

is a reference to the body that replaces it or substantially succeeds to those of its powers or functions that relate to the subject matter of this deed poll;

(p) a reference to anything that the party must do, or not do, includes:

(1) its acts, defaults and omissions, whether direct or indirect, and whether on its own account, or for or through any other person; and

(2) acts, defaults and omissions that it permits or suffers to be done, or not done, by any other person; and

(q) a reference to anything done or not done by a trust includes a reference to things done or not done by the trustee of the trust in the trustee's capacity as trustee of the trust.

USE OF 'INCLUDE' AND 'IN PARTICULAR'

Use of the expressions 'include' and 'in particular' does not limit the generality of the preceding words, or exclude anything not expressly included or particularised, unless this deed poll expressly provides otherwise.

ANNEXURE D - SUMMARY OF GPT CONSTITUTION

The main rules governing the rights and obligations of GPT Unitholders are set out in the GPT Constitution dated 27 November 1970 (as amended). The Corporations Act, exemptions and declarations by ASIC, the Listing Rules and the general law of trusts will also be relevant to the rights and obligations of GPT Unitholders. In particular, meetings of GPT Unitholders (including applicable voting rights), amendment to the constitution and removal of the responsible entity are primarily regulated by the Corporations Act.

The following information summarises the main provisions of the GPT Constitution which govern the rights and obligations of GPT Unitholders and the powers of GPT Management (as trustee), as these provisions will apply immediately following commencement of the Merger. A complete copy of the GPT Constitution is available on request.

1. INVESTMENT POLICY

The primary investment policy of GPT is to purchase and invest in real estate and property associated with it so as to achieve income with security and capital appreciation over a term of years.

2. INTEREST OF UNITHOLDERS

2.1 UNITS

The beneficial interest in GPT is divided into units and no unit confers an interest in a particular part of GPT or the trust property. The constitution allows units to be issued in fractions and also allows the issue of partly paid units.

2.2 LIMITED LIABILITY

The liability of each unitholder is limited to that unitholder's investment in GPT (subject to any calls made by GPT Management in respect of partly paid units or any separate arrangement between a unitholder and GPT Management).

2.3 CLASSES

GPT Management may at any time issue further classes of units.

2.4 PARTLY PAID UNITS AND FORFEITURE

Provision is made for GPT Management to make calls in respect of partly paid units. If payment is not received, such units will be forfeited and may be offered for sale by GPT Management.

2.5 TRANSFER

All transfers of units must be effected by a proper instrument of transfer and in a manner approved by GPT Management.

While units are quoted on the ASX, subject to stapling provisions, there are no restrictions on the transfer of units which are not "restricted securities" (as defined in the Listing Rules). Apart from special provisions applying to restricted securities and the stapled securities provisions of the GPT Constitution, GPT Management must not do anything which may prevent, delay or in any way interfere with, the registration of a transfer of units effected in accordance with the Listing Rules.

Whilst stapling applies, units forming part of a stapled security will only be accepted as a proper transfer in registrable form if accompanied by a transfer of the corresponding number of attached securities from the same transferor in favour of the same transferee. Otherwise, if not so accompanied, GPT Management will be authorised to effect a transfer of those attached securities as agent for the transferor. Likewise, a transfer of an attached security without a transfer of the unit to which it is stapled will authorise GPT Management to effect a transfer of that unit as agent for the transferor.

2.6 JOINT HOLDERS

Where two or more persons are registered as the holders of a unit or an option, they are deemed to hold the unit or option as joint tenants. GPT Management is not bound to register more than three persons as joint holders. Joint holders will be jointly and severally liable in respect of all payments, including payment of tax, which ought to be made in respect of a unit or option. Only the person whose name appears first in the register as one of the joint holders is entitled to notices, cheques and other communications.

2.7 REDEMPTION

There is no general power to redeem units (except as required as part of the implementation of the Merger and as permitted by the GPT Constitution). However, GPT Management is given the power to cancel or redeem options.

2.8 MEETINGS

A unitholder's right to requisition, attend and vote at a GPT meeting is primarily governed by the Corporations Act. The GPT Constitution provides that the quorum for a meeting of unitholders is 10 unitholders generally or 20 unitholders in the case of a special resolution to modify the GPT Constitution or consider any other special or extraordinary resolution. Provision has been made for holding meetings of stapled security holders (while the units are stapled).

While the units are stapled, the directors, auditors and representatives of each stapled entity may attend and speak at any meeting, or invite any other person to attend and speak. Meetings of unitholders may be held in conjunction with meetings of holders of attached securities.

3. STAPLING

3.1 POWER TO STAPLE SECURITIES

Subject to the GPT Constitution, the Corporations Act and the Listing Rules, GPT Management may cause the stapling of the units to other securities (including Lend Lease Shares). The stapling provisions will apply for so long as the unit is a component of a stapled security.

3.2 STAPLING PROVISIONS PARAMOUNT

The stapling provisions will have effect notwithstanding any other provision of the GPT Constitution (except for the provisions giving GPT Management the power to carry out the Merger and certain introductory provisions applying the Corporations Act and Listing Rules).

3.3 UNSTAPLED UNITS

The Unstapled Units will be a separate class, will not be stapled to Lend Lease Shares and will not be subject to the stapling provisions of the GPT Constitution.

3.4 MECHANICS OF STAPLING

While stapling applies:

- subject to the Corporations Act, while GPT is admitted to an uncertificated trading system, a joint holding statement may be issued to evidence the holding of stapled securities;
- the number of issued units (disregarding Unstapled Units) at any time must equal the number of issued attached securities, divided by the relevant corresponding number;
- GPT Management must not issue units unless GPT Management is satisfied that each of those units is stapled to a corresponding number of each attached security; and
- GPT Management and unitholders must not do anything that would result in any unit no longer being part of a component stapled security. In particular:
  - GPT Management must not offer a unit for subscription or sale (including by way of offering options) unless an offer is made at the same time and to the same person for the corresponding number of each attached security for offer or sale;
  - An offer of a unit for subscription or sale (including by way of offering options) must require the offeree to subscribe for or buy the corresponding number of each attached security;
  - A unitholder must not sell a unit to any person unless the corresponding number of attached securities is also sold to the same person at the same time;
  - GPT Management must not issue or sell a unit to any person unless the corresponding number of each attached security is also issued or sold to the same person at the same time;
  - GPT Management must not consolidate, split, subdivide, cancel or otherwise reorganise any units unless at the same time there is a corresponding consolidation, subdivision, cancellation or other reorganisation of the attached securities;
  - GPT Management must not forfeit a holder's unit unless the attached security is also forfeited; and
  - GPT Management must not register the transmission or transfer of units unless a corresponding number of each attached security is also transmitted or transferred.

3.5 UNSTAPLING DATE

Following approval by special resolution of unitholders (and the members of other stapled entities), GPT Management may determine a date on which the stapling provisions of the GPT Constitution will cease to apply. Stapling also ceases to apply on the winding up of a stapled entity. This provision will not prevent GPT Management subsequently determining that the stapling provisions should recommence.

3.6 STAPLED SECURITY REGISTER

GPT Management will cause a stapled security register to be set up and maintained.

3.7 GPT MANAGEMENT'S DUTIES

GPT Management may have regard to the interests of unitholders and holders of the attached securities in the stapled entities as a whole.

3.8 CALLS ON PARTLY PAID UNITS

The GPT Constitution will be amended to provide that while stapling applies, an instalment or call on a unit will not be regarded as having been properly paid unless any amount payable at the same time in relation to a partly paid attached security is also paid.

4. ISSUE AND ISSUE PRICE

4.1 POWER TO ISSUE

The GPT Constitution allows for the issue of both units and options over units. A unit or option created is regarded as issued or granted only when the person entitled to it is recorded in the register. GPT Management may, in its absolute discretion, accept or refuse to accept applications or subscriptions for units or options (other than on exercise of an option).

4.2 ISSUE PRICE

(a) General Issue Price Provisions

In this part, the "market price" is the weighted average trading price for a unit or stapled security (if the units are stapled) for all sales on the ASX for the period of 10 Business Days immediately preceding the relevant Business Day unless GPT Management believes that this does not provide a fair reflection of the market price (in which case an approved valuer will be appointed to determine the fair market price). The approved valuer must be independent of GPT Management, have relevant market experience and determine the fair value having regard to the nature and circumstance of the proposed offer.

While units are quoted on the ASX:

- if units are not stapled:
  - GPT Management may issue units at the "market price" on the Business Day prior to the day on which the offer or issue is made; and
  - GPT Management may issue options at the consideration specified in the terms of offer for the option, where the units issued pursuant to the exercise of those options are issued at the market price of a unit immediately prior to the date on which the option is issued; or
- if the units are stapled:
  - GPT Management may issue units at a price determined by GPT Management provided that the total of the issue price of the unit and the issue price of the attached securities equals the market price for the stapled securities on the Business Day prior to the day on which the offer or issue is made; and
  - GPT Management may issue options at a price determined by GPT Management provided that the consideration for the issue of the options will be as specified in the terms of issue and, on exercise of the option, the stapled securities are to be issued such that the aggregate of the issue price of the unit and the issue price of the attached securities equals the market price for the stapled securities immediately prior to the date upon which the option is issued.

(b) Other Circumstances

Despite the above:

- where the units or stapled securities are suspended or not listed on the ASX, GPT Management may issue units at the current unit value, being the net asset value of the trust fund of GPT divided by the number of units on issue;
- in the case of placements (for placements of less than 10% of total units on issue) without unitholder approval, GPT Management may issue units or options at an issue price determined by GPT Management provided the issue price of the units (or, if the units are stapled, the stapled securities) is not less than the market price by more than 5%;
- in the case of placements with unitholder approval (where the approval complies with the particular voting and class requirements in the GPT Constitution), GPT Management may issue units or options at an issue price determined by GPT Management;

- in the case of rights issues of units, GPT Management may issue units at an issue price determined by GPT Management provided the issue price of the units (or, if the units are stapled, the stapled securities) is not less than 50% of the market price. There is a similar provision in respect of rights issues of options;
- in the case of a distribution reinvestment plan, GPT Management may issue units at an issue price determined by GPT Management provided that the issue price of the units (or, if the units are stapled, the stapled securities) is not less than 95% of the market price; and
- in the case of unitholder purchase plans , GPT Management may issue units at an issue price determined by GPT Management provided that no unitholder may apply for more than $5,000 in units (or, if the units are stapled, the stapled securities) in any consecutive 12 month period.

5. INCOME AND DISTRIBUTIONS

GPT Management must pay each unitholder a distribution entitlement by a date not more than two calendar months after the end of each distribution period (ie, not more than two months after 31 March, 30 June, 30 September and 31 December). That total distribution entitlement is the gross income realised by GPT from its operations less expenses arising in deriving that income plus any additional amount GPT determines is distributable. Each unitholder's distribution entitlement is calculated by multiplying that total distribution entitlement by the proportion that the paid up proportion of the unitholder's holding of units bears in relation to the total paid up amount of units on issue.

6. TRUSTEE'S POWERS, REMUNERATION, COSTS AND INDEMNITY

6.1 POWERS

GPT Management has all the powers it is possible to confer upon a trustee as if it were the absolute and beneficial owner of the trust fund. GPT Management may delegate to another person to exercise its powers and perform its obligations.

6.2 REMUNERATION

GPT Management is entitled to receive a fee of 0.30% of the gross asset value of GPT for each half year ending 30 June and 31 December. However, GPT Management may waive the whole or any part of the remuneration to which it is entitled.

6.3 COSTS AND INDEMNITY

GPT Management is entitled to be indemnified and reimbursed from GPT for all costs incurred in the proper performance of its duties.

6.4 LIMITATION OF LIABILITY

The GPT Constitution provides that GPT Management (and each director and officer of GPT Management) is not personally liable to unitholders or any other person in connection with its office and GPT Management will not be liable to any unitholder to any greater extent than that to which it is entitled to be and is in fact indemnified out of the assets of the trust fund.

6.5 ADVICE

GPT Management may take and act upon advice and will not be liable for things done in reliance upon such advice.

6.6 RETIREMENT AND REMOVAL

GPT Management as responsible entity may retire or can be replaced in accordance with the Corporations Act. On retirement or removal, GPT Management must give the new responsible entity all books, documents and records relating to GPT.

7. TERM OF THE TRUST AND TERMINATION

The trust ends on the earliest of: the 80th anniversary of the date of its establishment; the date determined by GPT Management as the date on which the trust is to be terminated; and the date on which the trust is terminated under the GPT Constitution or by law.

In a winding up, GPT Management must realise the trust fund, pay costs incurred in winding up the trust and pay amounts due to GPT Management or other creditors of the trust or creditors of GPT Management in relation to the trust. Then, subject to any special rights or restrictions attached to any unit, GPT Management must distribute the net proceeds of realisation among unitholders pro rata in accordance with the paid up proportion of units held by unitholders.

ANNEXURE E - SUMMARY OF LEND LEASE CONSTITUTION

The rights, duties and powers of Lend Lease Shareholders are governed by the terms of Lend Lease's constitution, the general law relating to companies, as well as by the Corporations Act, ASIC rulings and the ASX Listing Rules (and applicable waivers).

This information annexure contains a summary of the main provisions of Lend Lease's constitution which will apply to Lend Lease Shareholders and GPT Unitholders (as the holders of Lend Lease Shares) on implementation of the Merger.

1. STAPLING

- **(Stapling of shares)**: Lend Lease may staple GPT Units to its ordinary shares to form stapled securities.
- **(Registration)**: Stapled securities held by a member must be registered in a stapled security register.
- **(Transfer)**: An ordinary share must not be issued or transferred to a person unless, at the same time, that person is issued with or receives a transfer of a GPT Unit which is stapled to the ordinary share to form a stapled security.
- **(Number of issued shares)**: The number of issued ordinary shares must equal the number of issued GPT Units (excluding the Unstapled Units).
- **(Shares to continue stapled)**: Lend Lease and its shareholders must not do anything which would result in Lend Lease's ordinary shares no longer forming part of a stapled security.
- **(Reorganisation)**: Lend Lease must not reorganise its ordinary shares unless there is a corresponding reorganisation of GPT Units at the same time.
- **(Stapled entity consents)**: GPT Management's consent must be obtained to any amendment to the constitution which directly affects the terms on which ordinary shares are stapled or removes any restriction on the transfer of ordinary shares, which also applies to the transfer of GPT Units, unless that restriction is removed from the GPT Units at the same time.
- **(Securities to be dealt with consistently)**: Lend Lease must use every reasonable endeavour to procure that stapled securities are dealt with in a manner which is consistent with the manner in which GPT Units are dealt with under the constitution of GPT.
- **(Cessation of stapling provisions)**: Lend Lease is empowered to determine that the stapling provisions in the constitution cease to have effect on a particular date, subject to the prior approval by special resolution of shareholders and GPT Unitholders.
- **(Stapling provisions prevail)**: Subject to law, the Listing Rules and the ASTC Settlement Rules, the stapling provisions prevail over other provisions of the constitution to the extent of any inconsistency.
- **(Stapling of additional securities in the future)**: The amendments to the constitution will enable the directors, subject to the Corporations Act and the Listing Rules, to staple additional securities to the ordinary shares in the future. The provisions applicable to stapled GPT Units apply equally in respect of any additional stapled securities.

2. SHARES

- **(Share issues)**: Subject to the stapling provisions, the directors may issue, grant options over or otherwise dispose of shares including preference shares.
- **(Effect of issuing further shares)**: The rights attached to a share will not be varied by the issue of additional shares ranking equally with that share.
- **(Alterations of share capital)**: Subject to the stapling provisions and the Corporations Act, the directors may do anything necessary to give effect to a resolution altering Lend Lease's share capital.
- **(Restricted securities)**: Restricted securities (as defined in the Listing Rules) must not be disposed of during an escrow period.
- **(Lien and forfeiture)**: Lend Lease has a lien over every share for all due and unpaid calls and instalments, amounts outstanding on loans made by Lend Lease to acquire shares under an employee incentive scheme or other scheme, any amounts Lend Lease is called upon to pay by any law and all interest and expenses incurred because the amount is unpaid.
- **(Share plan)**: Directors may as permitted by the Corporations Act and the Listing Rules, implement share plans on such terms as they think fit and give financial assistance in connection with the acquisition of shares in Lend Lease or a related body corporate under that plan.

3. GENERAL MEETINGS

- **(Convening and notice of meetings)**: Notice of a general meeting of Lend Lease must be given in accordance with the Corporations Act. The directors may convene a general meeting whenever they think fit and a meeting may otherwise be convened in accordance with the Corporations Act. While stapling applies, the directors may convene a meeting of shareholders in conjunction with a meeting of GPT Unitholders and can make the rules of conduct for those meetings. The chairperson has a casting vote.
- **(Proxy)**: Shareholders may be present at a meeting in person or by proxy, attorney or representative. Proxy forms must be received by Lend Lease at its registered office or other place specified in the notice of meeting and in the manner specified in the notice of meeting, no less than 48 hours prior to the time for holding the meeting.
- **(Quorum)**: A quorum for all matters other than the election of the chairperson and adjournment of the a meeting is three or more shareholders holding at least 5% of the votes that may be cast at the general meeting, present personally by proxy or attorney and entitled to vote.
- **(Voting)**: Subject to any rights or restrictions attached to any shares or class of shares, each shareholder is entitled to attend and vote at a general meeting of Lend Lease. Unless a poll is demanded, resolutions are decided at a general meeting on a show of hands. Each shareholder present at a general meeting has:
  - on a show of hands, one vote;
  - on a poll, one vote for each fully paid share held and in respect of which the shareholder is entitled to vote; and
  - on a poll, a fraction of a vote for each partly paid share held by the shareholder and in respect of which the shareholder is entitled to vote.

4. DIRECTORS

- **(Number of directors)**: The minimum number of directors is three. The maximum number of directors may be fixed by the directors but may not be less than the number of directors in office on the date the determination becomes effective.
- **(Appointment and retirement of directors)**: At each general meeting, one third of the directors (rounded to the nearest whole number) and any director who at the conclusion of the meeting will have held office for three or more general meetings since last elected to office (excluding one managing director) must retire from office.

  The directors may appoint a director to fill a casual vacancy. Any director (excluding one managing director) so appointed must retire at the next general meeting following his or her appointment.
- **(Removal of directors)**: Shareholders may by resolution remove a director from office in accordance with the Corporations Act, and appoint a replacement.
- **(Remuneration)**: Directors are entitled to such directors' fees as they determine. However, the aggregate directors' fees in any year must not exceed $2 million or such other amount determined by shareholders at a general meeting. The fees or salary payable to an executive director must not include a commission on, or percentage of, operating revenue. Fees received by non-executive directors may be either divided between them in agreed proportions and if they are unable to agree be divided equally or as a fixed sum for attending each meeting.

  Each director is entitled to be paid all travelling and other expenses properly incurred in connection with the affairs of Lend Lease. The directors may arrange for additional payments to be made to a director who performs additional services or exercises any special qualifications or makes any special exertions in connection with Lend Lease's affairs.

  At any time after a director dies or otherwise ceases to hold office, the directors may pay, or enter into a contract with that director or his or her legal personal representative spouse, relative or dependant to pay, a benefit in respect of past services.

  The directors may establish or support, or assist in the establishment or support of, funds and trusts to provide pension, retirement, superannuation or similar payments or benefits for directors, former directors or their dependants.
- **(Indemnity and insurance)**: Lend Lease must indemnify and if requested enter into a deed indemnifying current and former directors, alternate directors, secretaries, senior managers and employees of:
  - Lend Lease and its wholly owned subsidiaries; and
  - any related body corporate of Lend Lease, unless the directors decide otherwise (generally or in a particular case),

  on a full indemnity basis and to the extent permitted by law, for all losses, costs, charges and expenses incurred in respect of any conduct or omission as an officer of Lend Lease.

  Lend Lease may, to the extent permitted by law, purchase and maintain insurance or pay or agree to pay a premium for insurance for any liability incurred by a director, alternate director, secretary, senior manager or employee for a liability incurred as an officer of Lend Lease.

5. DIVIDENDS AND CAPITALISATION OF PROFITS

- **(Dividends)**: The directors may declare and may pay such interim and final dividends as they consider Lend Lease's financial position justifies and may pay any dividend required to be paid under the terms of issue of a share. No interest is payable in respect of dividends.
- **(Dividend reinvestment plan)**: A dividend reinvestment plan, for reinvestment of cash dividends paid by Lend Lease by way of subscription for shares to be issued by Lend Lease, may be implemented and maintained by the directors on such terms as they determine from time to time.
- **(Share election plan)**: A share election plan, under which shareholders may elect to receive shares as fully paid bonus shares instead of receiving the whole or part of any particular cash dividend, or future cash dividend, may be implemented and maintained by the directors.
- **(Capitalisation of profits)**: Subject to the Listing Rules and any rights or restrictions attached to any shares or class of shares, the directors may capitalise and distribute among shareholders entitled to receive dividends, amounts which form part of the undivided profits; or are profits arising from an ascertained accretion to capital or revaluation of assets; or arise from a realisation of assets; or are otherwise available for distribution as dividends.
- **(Winding up)**: If Lend Lease is wound up the liquidator may with the sanction of a special resolution divide between shareholders the whole or any part of Lend Lease's property and determine how the division is carried out and vest the whole or part of Lend Lease's property in trustees for the benefit of all of any of the members.
- **(Sale of undertaking)**: Lend Lease must not sell or dispose of its main undertaking without the prior approval of shareholders by resolution in a general meeting.

ANNEXURE F – LEND LEASE AND GPT ANNOUNCEMENTS TO THE ASX

LIST OF LEND LEASE ANNOUNCEMENTS TO THE ASX SINCE 18 AUGUST 2004

ASX ANNOUNCEMENT	DATE
Lend Lease Proposal to Acquire all Units in GPT Split Trust	1 October
Formation of Real Estate Securities Joint Venture with Resolution Capital Limited	29 September
Lend Lease & GPT Joint Market Briefing	16 September
Response to Market Speculation	15 September
Letter to Shareholders – 2004 Final Dividend	15 September
Merger Implementation Agreement Signed for Merged Lend Lease Group	26 August
Preliminary Final Report and Full Year Accounts and Presentation	18 August

LIST OF GPT ANNOUNCEMENTS TO THE ASX SINCE 29 MARCH 2004

ASX ANNOUNCEMENT	DATE
Unwinds Joint Venture Arrangement at Sunshine Plaza	30 September
Commences Macarthur Square Expansion	27 September
Lend Lease/GPT Joint Market Briefing – The Merged Lend Lease Group Philosophy, Strategy, Operations	16 September
Merged Group Presentation	16 September
Merger Implementation Agreement Signed for Merged Lend Lease Group	26 August
2004 Mid Year Report	23 August
Senior Management Structure for Merged Lend Lease Group	17 August
GPT Agrees Merger Terms with Lend Lease	6 August
Trading Halt	6 August
Half Year Results Presentation Correction	29 July
Half Year Results Presentation	29 July
2004 Mid Year Results: Quality Portfolio Delivers Strong Growth	29 July
Half Yearly Report/Half Year Accounts	29 July
GPT Unable to Agree Merger Terms with Lend Lease	27 July
Trading Halt	27 July
Acquisition of P&O Resorts	7 July
Letter to Unitholders: Update on Lend Lease's Proposal to Merge with GPT	5 July
Appointment of New Company Secretary and Legal Counsel	25 June
GPT Further Expands Homebush Bay Presence	31 May
Response to Lend Lease Corporation Merger Proposal	24 May
Trading Halt	20 May
March Quarterly Update	4 May
Initial Director's Interest Notice	3 May
AGM Presentation	29 April
CEO and Fund Manager's Address to AGM	29 April
Chairman's AGM Address to Shareholders	29 April
Results of AGM	29 April
March Quarter Distribution	29 April
Appointment of Ross Taylor to GPT Board	28 April
GPT Office Portfolio Leasing Update	13 April
Notification under ASIC Class Order 02/1180	2 April
Appendix 3B - To Fund Development Pipeline	2 April
GPT Completes Successful Placement	2 April
Financial Performance Presentation	1 April
Notice of 2004 Meeting	29 March
Annual Report	29 March
Change of Address	29 March

NOTICE OF MEETING

Notice is given that a meeting of unitholders of General Property Trust (ARSN 090 110 357) will be held at:

Time: 2:30pm

Date: 17 November 2004

Place: Wesley Conference Centre, 220 Pitt Street, Sydney, New South Wales

This notice is issued by GPT Management Limited as responsible entity of General Property Trust.

BUSINESS OF THE MEETING

It is intended to consider and, if thought fit, to pass the following resolutions:

Resolution 1: Approval of Amendments to Constitution

"THAT, subject to the passage of Resolution 2 and Resolution 3, the constitution of General Property Trust is amended in accordance with the provisions of the Deed Poll in the form tabled at the meeting and signed by the Chair of the meeting for the purposes of identification, such amendments to take effect from the date (if any) on which an order of the Supreme Court of New South Wales ("Court") approving the Scheme of Arrangement between Lend Lease Corporation Limited and its ordinary shareholders to be considered at a meeting of ordinary shareholders of Lend Lease Corporation Limited on or about 17 November 2004 pursuant to an order of the Court is lodged with the Australian Securities and Investments Commission."

Resolution 2: Approval of Merger

"THAT, subject to the passage of Resolution 1 and Resolution 3, and subject to the Deed Poll having first been lodged with the Australian Securities and Investments Commission, the proposal under which units in General Property Trust and shares in Lend Lease Corporation Limited will become stapled securities and which involves a distribution being made by General Property Trust so unitholders can acquire Lend Lease Corporation Limited shares, as more particularly set out in the Explanatory Memorandum accompanying the notice convening this meeting, is approved."

Resolution 3: Lend Lease Subscription approval pursuant to section 611 item 7

"THAT, subject to the passage of Resolution 1 and Resolution 2, approval be given in accordance with section 611 item 7 of the Corporations Act for Lend Lease Corporation Limited to acquire units in the General Property Trust under the Lend Lease Subscription as described in the Explanatory Memorandum."

Resolution 4: 3% Creep approval pursuant to section 611 item 7

"THAT, subject to the passage of Resolution 1, Resolution 2 and Resolution 3, approval be given in accordance with section 611 item 7 of the Corporations Act for Lend Lease Corporation Limited or its associates to acquire up to a further 3% of units in the General Property Trust as part of its investment and asset management activities as set out in the Explanatory Memorandum."

NOTES

Explanatory Memorandum

This Notice of Meeting should be read in conjunction with the Explanatory Memorandum. The Explanatory Memorandum contains an explanation of the resolutions and further information about the Merger including the anticipated key benefits and possible disadvantages of the Merger as they relate to GPT Unitholders to enable you to make an informed decision as to how to vote on the resolutions.

Unless otherwise defined in this Notice of Meeting, terms used in the Notice of Meeting have the same meaning as set out in section 15 of the Explanatory Memorandum.

Required Majorities

Resolutions 1 and 2 are special resolutions and will be passed if at least 75% of the votes cast by GPT Unitholders entitled to vote on the resolution vote in favour of the resolution.

Voting Entitlement

All holders of ordinary units appearing in the GPT register of GPT Unitholders at 7:00pm (Sydney time) on 15 November 2004 are entitled to attend and vote at the meeting.

If you have any questions or would like a copy of the existing GPT Constitution, please contact the GPT Unitholder information line on 1800 350 150 (if in Australia) or +61 2 9278 9045 (if outside Australia), between 8:00am and 5:00pm (Sydney time) Monday to Friday.

How do You Exercise your Right to Vote?

The vote on each resolution will be decided on a poll in accordance with the Corporations Act. Each GPT Unitholder present in person or by proxy has one vote for every dollar of the total interest they have in GPT. The value of a GPT Unitholder's total interest in GPT will be calculated by reference to the last sale price of GPT Units on the ASX on 16 November 2004.

Jointly Held GPT Units

If your GPT Units are jointly held, only one of the joint holders is entitled to vote. If more than one GPT Unitholder votes in respect of jointly held units, only the vote of the GPT Unitholder whose name appears first in the register will be counted. You need not exercise all of your votes in the same way, nor need you cast all of your votes.

Individuals

If you plan to attend the meeting, we ask that you arrive 30 minutes prior to the time designated for the meeting so that we may check the value of your GPT Units against the register of GPT Unitholders and note your attendance.

For catering purposes, if you propose to attend the meeting, please telephone the GPT Unitholder information line on 1800 350 150 (if in Australia) or +61 2 9278 9045 (if outside Australia) prior to 10 November 2004.

Corporations

In order to vote at the meeting (other than by proxy), a corporation that is a GPT Unitholder must appoint a person to act as its representative. The appointment must comply with section 253B of the Corporations Act. The representative must bring to the meeting evidence of his or her appointment, including any authority under which it was signed.

Voting by Proxy

If you cannot or do not wish to attend the meeting, you may appoint a proxy to attend and vote for you. The proxy does not need to be a GPT Unitholder. If you appoint two or more proxies, you must specify the proportion or number of votes that each proxy is entitled to exercise.

Proxies should be completed and returned by no later than 5:00pm on 15 November 2004.

To ensure that all GPT Unitholders can exercise their right to vote on the resolutions, a Proxy Form is enclosed together with a reply paid envelope. You can lodge the proxy by sending it in the reply paid envelope or otherwise posting, delivering or faxing it to the Unitholder Registry (see Corporate Directory for details). The Proxy Form tells you what you need to do.

Any undirected proxies in favour of the Chairman will be voted "FOR" on each resolution.

Voting Exclusion

GPT Management and its associates will disregard:

- on each resolution, any votes cast by GPT Management and its associates (including Lend Lease) where they are voting their interests in the resolution other than as a GPT Unitholder (unless voting as proxies in the way specified in their appointments);
- on each resolution, any votes cast by any person excluded from voting by any provision of the Corporations Act; and
- on Resolutions 3 and 4, any votes cast in favour by the persons proposing to make the acquisition and their associates.

James Coyne

Company Secretary

GPT Management Limited

(ABN 94 000 335 473)

15 October 2004

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CORPORATE DIRECTORY

General Property Trust
ARSN 090 110 357
ABN 58 071 755 609

Responsible Entity
GPT Management Limited
ABN 94 000 335 473
AFS Licence 250126

Registered Office
Level 4, 30 The Bond
30 Hickson Road
Millers Point NSW 2000

Directors of Responsible Entity
Richard Longes (Chairman)
Peter Joseph OAM (Chairman of the Board as comprised by its Independent Directors)
Malcolm Latham AM
Ken Moss
Brian Norris
Elizabeth Nosworthy
Ross Taylor

Unitholder information line
Within Australia: 1800 350 150
Outside Australia: +61 2 9278 9045

Unitholder Registry
ASX Perpetual Registrars Limited
Level 8, HSBC Centre
580 George Street
Sydney NSW 2000
Fax: (02) 9287 0309

Secretary
James Coyne

Mail to:
GPT Unit Registry
Locked Bag A14
Sydney South NSW 1235

IMPORTANT NOTICES CONTINUED

NOTICE TO GPT UNITHOLDERS IN JURISDICTIONS OTHER THAN AUSTRALIA

The Merger Documents are subject to Australian disclosure requirements. The financial information has been prepared in accordance with Australian GAAP and is presented in an abbreviated form and does not contain all the disclosures that are usually provided in an annual report prepared in accordance with the Corporations Act. Australian disclosure requirements and Australian GAAP may be different from those applicable in other jurisdictions.

GPT Unitholders who are subject to taxation outside Australia should consult their tax adviser as to the applicable tax consequences of the Merger.

The Merger Documents do not in any way constitute an offer of securities in any place in which, or to any person to whom, it would not be lawful to make such an offer. Important information for GPT Unitholders resident in jurisdictions other than Australia is set out in section 12. In particular, GPT Unitholders resident in the United Kingdom (**UK**), Singapore, Hong Kong and the US should read the additional information set out in section 12.

PRIVACY

GPT Management and Lend Lease may collect personal information in the process of implementing the Merger. Such information may include the name, contact details and security holdings of GPT Unitholders and the name of persons appointed by those persons to act as a proxy, corporate representative or attorney at the meetings to be held to give effect to the Merger. The primary purpose of the collection of personal information is to assist GPT Management and Lend Lease to conduct these meetings and implement the Merger. Personal information of the type described above may be disclosed to the unit and share registries of GPT and Lend Lease respectively, print and mail service providers, authorised securities brokers, related bodies corporate of Lend Lease, and the Sale Bank and their related bodies corporate. GPT Unitholders have certain rights to access and correct personal information that has been collected. GPT Unitholders should contact GPT's unitholder registry in the first instance if they wish to access their personal information. GPT Unitholders who appoint a named person to act as their proxy, corporate representative or attorney should ensure that they inform that person of these matters.